Form 20-F
period 2002-12-31
METSO CORP
filed 2003-04-17
CIK 1013626

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14400

METSO CORPORATION
(Exact name of Registrant as specified in its charter)

The Republic of Finland
(Jurisdiction of incorporation or organization)

P.O. Box 1220
FIN-00101 Helsinki
Finland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Shares, nominal value €1.70 each, represented by American Depositary Shares	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of shares, nominal value €1.70 each, outstanding on December 31, 2002: 136,250,545

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorted period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

(i)

(ii)

INTRODUCTION

     In this annual report, the “Company,” “Metso Corporation,” “Metso,” “Group,” “we,” “us” and “our” refer to Metso Corporation or Metso Corporation and its consolidated subsidiaries, as the context may require. As used herein, the term “Finnish State” refers to the Republic of Finland.

CURRENCY PRESENTATION

     On January 1, 1999, the 11 member states of the European Union (the “EU”) initially participating in the Economic and Monetary Union (known as the EMU) introduced a single European currency known as the euro. Following the adoption by Greece of the euro as its national currency, the following 12 member states participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. During a transitional period from January 1, 2002 through February 28, 2002, euro banknotes and coins entered circulation and the national currencies of the EMU member states were phased out. Currently, the euro is the lawful currency of the EMU member states.

     In this annual report, we have presented our consolidated financial statements in euros. The consolidated financial data for periods prior to 1999 was prepared in Finnish markkas, and have been restated into euros using the irrevocable conversion rate of €1.00 = FIM 5.94573. The consolidated financial statements depict the same trends as would have been presented if we had continued to present consolidated financial statements in Finnish markkas. However, our consolidated financial statements for periods prior to January 1, 1999 are not comparable to the financial statements of other companies that currently report in euros and that have restated their financial statements from a currency other than the Finnish markka.

     As used in this annual report:

•	“euro” or “€” means the lawful currency of the member states of the European Union participating in the EMU;

•	“U.S. dollar,” “U.S.$” or “USD” means the lawful currency of the United States of America;

•	“Finnish markka” or “FIM,” when used with respect to any time or period before January 1, 1999, means the lawful currency of the Republic of Finland and, when used with respect to any time or period from January 1, 1999 through December 31, 2001, means the sub-unit of the euro designated as such under the applicable regulations of the European Community;

•	“Deutsche mark” or “DEM,” when used with respect to any time or period before January 1, 1999, means the lawful currency of the Republic of Germany and, when used with respect to any time or period from January 1, 1999 through December 31, 2001, means the sub-unit of the euro designated as such under the applicable regulations of the European Community;

•	“pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“South African rand” or “ZAR” means the lawful currency of the Republic of South Africa; and

•	“Swedish krona” or “SEK” means the lawful currency of the Kingdom of Sweden.

     Unless otherwise stated, euro amounts have been translated into U.S. dollars at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 31, 2002, which was €1.00 = U.S.$1.0485 (U.S.$1.00 = €0.9538). On April 16, 2003, the noon buying rate for the euro was €1.00 = U.S.$1.087 (U.S.$1.00 = €0.920).

FINANCIAL AND OTHER INFORMATION

     Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Finland (“Finnish GAAP”), which differ in certain significant respects from generally accepted

(iii)

accounting principles in the United States (“U.S. GAAP”). For a discussion of the principal differences between Finnish GAAP as currently in effect and U.S. GAAP, see Note 31 to our audited consolidated financial statements as of and for the years ended December 31, 2001 and 2002, and income statement data for each of the years in the three-year period ended December 31, 2002, included elsewhere in this annual report.

     The financial information set forth in a number of tables herein has been rounded to the nearest whole number. Accordingly, in certain instances, the sum of the numbers in a column may not conform exactly to the total figure given for that column.

     As used herein, “Nordic Countries” refers to Denmark, Finland, Norway and Sweden. As used herein, “North America” refers to the United States and Canada. As used herein, “South America” refers to all countries in the American continents excluding the United States and Canada.

     We own or otherwise have rights to a substantial number of trademarks that we use in conjunction with our business. Some of these trademarks are used in this annual report.

FORWARD-LOOKING STATEMENTS

     Certain statements in this annual report, including but not limited to certain statements set forth under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and elsewhere are based upon the beliefs of our management as well as assumptions made by and information currently available to our management, and such statements may constitute “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Potential investors should note that many factors, some of which are discussed elsewhere in this annual report, could affect our future operations and future financial results and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements. Some of these factors are:

•	operating factors, such as the continued success of our manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by our targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by our patents and other intellectual property rights, the availability of capital on acceptable terms,

•	success of future acquisitions and restructuring and changes in our business strategy,

•	industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for our products and the pricing pressures thereto, financial condition of the customers and competitors, the potential introduction of competing products and technologies by our competitors, and

•	general economic conditions, such as rates of economic growth in our principal geographic markets or fluctuations in exchange and interest rates, and various other factors both referenced and not referenced in this annual report.

     Should one or more of these factors materialize, or should any assumptions of the management underlying such forward-looking statements prove to be incorrect, our actual operating results or financial condition and prospects could differ materially from those described herein as anticipated, believed, estimated or expected.

(iv)

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

Selected Financial Data

     Our consolidated financial statements are prepared in accordance with Finnish GAAP, which differs, in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 31 to our consolidated financial statements. Our shares are traded on the New York Stock Exchange in the form of American Depository Shares (“ADSs”). Each ADS represents one of our shares. Per share data has been translated into dollars per ADS where appropriate.

     The selected financial data set forth below as of and for the years ended December 31, 1999, 2000, 2001 and 2002 is a summary derived from our consolidated financial statements and should be read together with our consolidated financial statements and the notes thereto.

     All balances prior to January 1, 1999 have been restated from Finnish markka into euros using the conversion rate as of January 1, 1999. However, our consolidated financial statements for periods prior to January 1, 1999 are not comparable to the financial statements of other companies that currently report in euros and that have restated their financial statements from a currency other than the Finnish markka.

     The consolidated financial information as of and for the year ended December 31, 1998 has been obtained by combining the audited consolidated financial statements of Valmet Corporation and Rauma Corporation, the predecessor companies of Metso, as of such date and for such period without making any intercompany eliminations. Management believes that the combined accounts would not be materially different if intercompany eliminations had been made.

	For the year ended December 31,

	1998	1999	2000	2001(1)	2002	2002(2)

	€	€	€	€	€	U.S.$
	(millions, except per share data and percentages)
INCOME STATEMENT DATA
Finnish GAAP
Net sales	3,695	3,387	3,891	4,343	4,691	4,918
Operating profit (loss)	246	(10)	200	246	167	175
Financial income and expenses, net	2	(19)	(20)	(24)	(74)	(78)
Share of profits of associated companies	3	1	0	0	0	0

Income (loss) before extraordinary items
and income taxes	251	(28)	180	222	93	97

Extraordinary income and expenses, net	(2)	(59)	268	(8)	0	0

Income (loss) before taxes	249	(87)	448	214	93	97
Income taxes	(63)	0	(59)	(72)	(26)	(27)
Minority interests	(2)	(1)	0	(1)	(2)	(2)

Net income (loss)	184	(88)	389	141	65	68

Earnings (loss) per share(3)(4)	1.37	(0.22)	0.90	1.09	0.48	0.50
Operating margin (percent)(5)	6.7	(0.3)	5.1	5.7	3.6	3.6

	As of and for the year ended December 31,

	1998	1999	2000	2001(1)	2002	2002(2)

	€	€	€	€	€	U.S.$
			(millions, except per share data)
INCOME STATEMENT DATA
Amounts in Accordance with U.S. GAAP
Income (loss) from continuing operations	125	(46)	75	125	123	129
Income (loss) from discontinued operations	(14)	(74)	6	2	(10)	(10)
Gain on disposal of discontinued operations	—	—	326	—	—	—

Net income (loss)(6)	111	(120)	407	127	113	119

Basic earnings (loss) per share:
Continuing operations	1.60	(0.43)	0.56	0.91	0.90	0.94
Discontinued operations	(0.18)	(0.69)	2.45	0.02	(0.07)	(0.07)

Total	1.42	(1.12)	3.01	0.93	0.83	0.87

Diluted earnings (loss) per share:
Continuing operations	1.59	(0.43)	0.56	0.91	0.90	0.94
Discontinued operations	(0.18)	(0.69)	2.45	0.02	(0.07)	(0.07)

Total	1.41	(1.12)	3.01	0.93	0.83	0.87

BALANCE SHEET DATA
Amounts in Accordance with Finnish GAAP
Total assets	2,798	3,169	3,564	5,042	4,399	4,612
Cash and cash equivalents	225	159	485	212	190	199
Net interest bearing liabilities	178	465	(53)	1,251	1,118	1,172
Shareholders’ equity	1,206	1,085	1,425	1,469	1,379	1,446
U.S. GAAP
Total assets(7)	—	3,375	3,799	5,249	4,587	4,809
Long-term liabilities(7)	—	718	656	1,527	1,308	1,371
Shareholders’ equity(7)	—	1,115	1,499	1,503	1,419	1,488
CASH FLOW DATA
Finnish GAAP
Net cash provided by (used in) operating activities	129	(2)	300	235	252	264
Net cash provided by (used in) investing activities	(64)	(134)	309	(943)	(14)	(15)
Net cash provided by (used in) financing activities	(54)	51	(284)	433	(233)	(244)
Capital expenditures on fixed assets(8)	133	121	111	154	191	200
Cash dividends declared and paid per share (€)	0.59	0.40	0.60	0.60	0.60	0.63
Cash dividends declared and paid per share (U.S.$)	—	0.40	0.56	0.53	0.63	0.63

(1)	Effective September 2001, Metso acquired all of the outstanding shares of Svedala AB for a total acquisition price of €943 million. Svedala has been consolidated in our financial statements as of the fourth quarter of 2002.

(2)	Solely for the reader’s convenience, amounts in euros have been converted into U.S. dollars at the noon buying rate on December 31, 2002 of €0.9538 to U.S.$1.00. On April 16, 2003, the noon buying rate was U.S.$1.00 = €0.9198.

(3)	Under Finnish GAAP, earning per share calculation excludes extraordinary items. For a discussion of the calculation of earnings (loss) per share, see Note 11 to our consolidated financial statements. Under U.S. GAAP these items would either be included in the earnings (loss) per share from continuing operations or in earnings (loss) per share from discontinued operations. See Note 31 to our consolidated financial statements.

(4)	The average numbers of shares used in calculating this amount were as follows:

Year ended December 31,	Number of Shares

1998	135,826,010
1999	135,631,740
2000	135,363,537
2001	136,135,223
2002	136,189,704

(5)	Operating margin is defined as operating profit (loss) divided by net sales. We believe that operating margin is a key indicator of operating strength and performance of our business. However, operating margin is not a measurement of operating performance calculated in accordance with Finnish GAAP or U.S. GAAP, and should not be considered as a substitute for operating income as a measure of profitability. Because all companies may not calculate operating profit and therefore operating margin identically, the presentation of the operating margin contained herein may not be comparable to similarly entitled measures of other companies.

(6)	As of January 1, 2002, for purposes of U.S. GAAP, Metso adopted SFAS 142, which ceased amortization of goodwill and indefinite-lived intangible assets. Amortization expense on goodwill and indefinite-lived intangible assets on a U.S. GAAP basis for the years ended December 31, 1998, 1999, 2000 and 2001 was €10 million, €10 million, €9 million and €12 million, respectively.

(7)	For U.S. GAAP purposes, the balance sheet data as of December 31, 1998 reflects only the balance sheet data of Valmet Corporation, the predecessor company to Metso for U.S. GAAP purposes. Consequently, such balance sheet data is not presented as it is not comparable with the corresponding balance sheet data presented as of December 31, 1999, 2000, 2001 and 2002.

(8)	Excluding business acquisitions.

Exchange Rates

     We present our financial statements in euros. A portion of our revenues and expenses is denominated in euros and a portion is denominated in currencies other than the euro. The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the euro expressed in euros per U.S. dollar. The second table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the U.S. dollar expressed in U.S. dollars per euro.

     Before January 1, 1999, there was no exchange rate between the euro and the U.S. dollar. For any time or period before January 1, 1999, the noon buying rates for the euro have been derived from the noon buying rates for the Finnish markka converted into euros at the irrevocable conversion rate between the Finnish markka and the euro. The average noon buying rates have been calculated based on the noon buying rate for the last business day of each month or portion of a month during the relevant period. We are providing this information solely for the reader’s convenience. These are not necessarily the rates we used in the preparation of the financial statements and we make no representation that Finnish markkas or euros could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

     The following tables set forth the noon buying rate for the euro for each of the previous five years, the period from the beginning of the year 2003 till the latest practicable date and for each of the last six months (expressed in euros per one U.S. dollar):

Euros per U.S. Dollar

Year	Average	High	Low	Period End

1998	0.8989	0.9466	0.8240	0.8518
1999	0.9455	0.9984	0.8466	0.9930
2000	1.0860	1.2090	0.9675	1.0650
2001	1.1711	1.1947	1.0488	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003 (through April 16)	0.9315	0.9652	0.9040	0.9198

Calendar Period	Average	High	Low	Period End

2002
October	1.0169	1.0208	1.0131	1.0120
November	0.9968	1.0047	0.9863	1.0068
December	0.9810	1.0074	0.9537	0.9537
2003
January	0.9414	0.9652	0.9207	0.9312
February	0.9273	0.9339	0.9195	0.9277
March	0.9263	0.9039	0.9483	0.9174
April (through April 16)	0.9304	0.9415	0.9198	0.9198

     The following tables set forth the noon buying rate for the U.S. dollar for each of the previous five years, and the period from the beginning of the year 2003 till the latest practicable date and for each of the last six months (expressed in U.S. dollars per one euro).

U.S. Dollars per Euro

Year	Average	High	Low	Period End

1998	1.1125	1.2136	1.0564	1.1740
1999	1.0576	1.1812	1.0016	1.0070
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8952	0.9535	0.8370	0.8901
2002	0.9492	1.0485	0.8594	1.0485
2003 (through April 16)	1.0738	1.1062	1.0361	1.0872

Calendar Period	Average	High	Low	Period End

2002
October	0.9812	0.9881	0.9708	0.9881
November	1.0013	1.0139	0.9895	0.9932
December	1.0194	1.0485	0.9927	1.0485
2003
January	1.0622	1.0861	1.0361	1.0739
February	1.0785	1.0875	1.0708	1.0779
March	1.0797	1.1062	1.0545	1.0900
April (through April 16)	1.0749	1.0872	1.0621	1.0872

     Since July 1, 1999, our shares have traded on the Helsinki Securities and Derivatives Exchange, Clearing House Ltd (the “Helsinki Exchanges”) in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the U.S. dollar equivalent of the euro price of the shares on the Helsinki Exchanges and, as a result, are likely to affect the market price of our ADSs, which are traded on the New York Stock Exchange. We declare cash dividends in euros and then convert this amount to U.S. dollars for holders of ADSs. Therefore, exchange rate fluctuations will affect the U.S. dollar amounts that ADS holders receive.

     For a discussion of the effects of exchange rate movements on our operations, see “Item 5. Operating and Financial Review and Prospects-Foreign Currency Fluctuations.”

     Our foreign exchange risk management policy is focused on hedging foreign currency exposures related to firm sale and purchase commitments as well as net investments in foreign subsidiaries to the extent practicable. Our policy is carried out using primarily foreign currency loans and receivables as well as forward foreign exchange contracts of durations which match those of the underlyings. For a discussion of our foreign exchange risk management policy, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Exchange Rates and Foreign Currency Exposure.”

Risk Factors

Business Cycles Affect Demand for Our Products

     We sell equipment to the paper and pulp industry, and our operations have historically been affected by cycles in the paper and pulp industry. In 2002, the markets for the pulp and paper industry were satisfactory and the orders received focused on rebuilds of existing paper machines and pulping lines. At the end of the year 2002, the order backlog was at a lower level than the previous year. As a result of the acquisition of Svedala Industri AB (“Svedala”) in September 2001, our corporate structure has become more balanced. Our Metso Minerals business area has grown into another strong business area equal in size to our Metso Paper business area. This has reduced our dependence on the investment cycles of the paper and pulp industry and has shifted it towards other industries, namely mining, construction and civil engineering industries, where the timing of the cycles differs from those in the paper and pulp industry. The construction and civil engineering industries are overall less cyclical. The increased share of aftermarket business also reduces the cyclicality of our operations. However, there can be no assurance that business cycles, especially in the paper and pulp industry, will not continue to significantly affect demand for our products. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Competition

     We face significant competition in product performance, service and pricing in almost all of our products. While our major competitors compete with us across a number of our product areas, in general, our competitors vary among product areas. We aim to distinguish our products on the basis of technology, know-how, quality, suitability for our customers’ specific application and reliability. Current competitors or new market entrants may introduce new or enhanced products with features that could render our products less marketable or obsolete. While we believe that our product range will keep pace with changing and developing technologies, there can be no assurance that products or technologies developed by other companies will not reduce the competitiveness of our products. See “Item 4. Information on the Company—Business Summary” for a description of our significant competitors in each of our business areas.

Currency Exchange Rate Fluctuations Affect Our Results and Competitive Position

     As a consequence of the global nature of our business, we are exposed to risks associated with fluctuations in foreign currency exchange rates, which may have an adverse effect upon our financial condition and operating results. Currency risk exposure primarily affects our export operations to the extent that our sales are denominated in currencies other than those in which our manufacturing costs are incurred. A significant portion of our sales is denominated in currencies other than the euro, consisting primarily of the U.S. dollar and the Swedish krona. In addition, our reported results may be affected by currency fluctuations because the revenues and profits of certain of our foreign subsidiaries are translated into euros in our consolidated financial statements. Exchange rate movements may also affect our competitive position because of differences in the strength of the euro and the strength of the functional currencies of our competitors. Although we hedge our exposure to exchange rate fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect upon our financial condition or results of operations. For a discussion of our foreign exchange risk management policy, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rates and Foreign Currency Exposure.”

     In addition, a foreign investor’s base currency return on an investment in our shares may be negatively affected by the depreciation of the euro, because the value of dividends and other distributions paid in euros, and the value of the shares quoted on the Helsinki Exchanges in euros would decline as a result.

Reliance on Subcontractors and External Suppliers

     We purchase a number of components and procure most of the raw materials necessary for our operations from a limited number of suppliers. Specifically, our Metso Automation business area relies on a limited number of suppliers for hardware, software and computer applications, and our Metso Minerals business area obtains steel and other metals, as well as rubber and minerals from a limited number of suppliers. We have established long-term relationships for these critical subcomponents and raw materials with some of our suppliers to mitigate the potential risks of shortages, lack of control over pricing and delays in delivery. Although we believe that our current sources of supply are adequate to meet our present operating requirements, inadequate deliveries or any other circumstance that would require us to seek alternative sources of supply, or to manufacture necessary subcomponents and parts internally, could significantly delay or limit our operations, which could damage our relationships with the current and prospective customers and harm our business.

     In addition, our Metso Minerals business area requires the mineral manganese for production of crusher wear parts. Manganese is of a limited global supply, so political instability or labor unrest, such as a strike, could cause a disruption in our operations, which could have a material adverse effect on our business, and could impair our ability to satisfy customer demand. See “Item 4. Information on the Company—Raw Materials.”

Product Liability

     We are from time to time involved in general and product liability claims typical of companies in comparable industries. These claims are generally covered by our global general and product liability insurance policy with coverage of up to a yearly aggregate of €100 million (U.S.$105 million), subject to applicable insurance conditions. As part of the global coverage, our North American subsidiaries carry local general and product liability policies, which cover claims up to an annual aggregate of €4 million (U.S.$4 million). Management does not believe that any such claims, if adversely determined, individually or in aggregate, would have a material adverse effect upon our financial condition or results of operations.

Environmental Regulation

     We are subject to various laws and regulations relating to the protection of the environment in each of the countries in which we operate. Although our management is not aware of any current environmental matters that could have a material adverse effect on our financial condition or results of operations, there can be no assurance that continued compliance with the existing or future environmental laws, and the costs associated therewith, will not have a material adverse effect on our financial condition or results of operations in the future. See “Item 4. Information on the Company—Governmental Regulation and Environmental Matters.”

Reliance on Skilled Employees

     Our success is dependent on our ability to attract and retain qualified employees, particularly in technical areas. If a substantial number of employees with specialized knowledge and skills were to leave unexpectedly, we could face a loss in profitability while any successors obtain the necessary training and experience. To date, we believe that we have been successful in our efforts to recruit qualified employees, but there is no assurance that we will continue to be as successful in the future.

Financial Flexibility Possibly Impaired by Ratings Downgrade

     See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the possible impact of credit ratings downgrades.

Major Shareholders May Exercise Their Influence to Detriment of Other Shareholders

     See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the impact of the ownership interest of the Finnish State and UPM-Kymmene in the Company.

Item 4. Information on the Company

Organization

     Metso Corporation is a stock corporation organized in the Republic of Finland under the Finnish Companies Act. Metso Corporation’s registered office is located at Fabianinkatu 9A, P.O. Box 1220, 00101 Helsinki, Finland; telephone +358-20-484-100. Our agent for the U.S. federal securities law purposes is Metso USA, Inc., located at 133 Federal Street, Suite 302, Boston, Massachusetts 02110.

History and Development of the Company

     Metso was created as the result of the merger of Valmet and Rauma in July 1999. The new combined company was initially given the name Valmet-Rauma Corporation. The name was changed to Metso Corporation in August 1999.

     Valmet traced its origins back to the industrial plants established in the 1920s and 1930s to meet the needs of the Finnish Armed Forces. These industrial plants were joined to form a conglomerate, which was formally incorporated as a limited liability company in 1950, and during the 1950s began to broaden its product range to accommodate the demands of a market economy. Valmet delivered its first paper machine in 1953. From its establishment in 1950 until its initial public offering in 1988, Valmet was wholly-owned by the Finnish State and other Finnish State entities. As of April 14, 2003, the Finnish State owned 11.5 percent of the outstanding share capital of Metso Corporation.

     Rauma’s business groups were formed from a number of companies with long operating histories brought together as a result of a series of strategic acquisitions by Rauma-Repola Oy. In 1990, Rauma-Repola merged with United Paper Mills, a Finnish forest products company. The new company was called Repola Oy and was one of the largest industrial conglomerates in Finland. Its engineering division was organized as Rauma and its forest products division was organized as UPM.

     In 1996, Repola and Kymmene Corporation, a Finnish forest products company, merged to create a new company called UPM-Kymmene. As a result, Rauma became a majority owned subsidiary of UPM-Kymmene. In 1997, following a secondary offering of Rauma shares, distribution of shares as dividends, and the redemption of shares by Rauma, UPM-Kymmene’s ownership in Rauma was reduced to 34.5 percent. As of April 14, 2003, UPM-Kymmene owned 14.6 percent of the outstanding share capital of Metso Corporation.

     For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Strategy

     Our target is to be the leading knowledge-based technology company in our core business areas and to transform from an equipment supplier to a provider of solutions and performance. We aim to create added value for customers by improving the productivity, quality and competitiveness of their core processes. We constantly seek to produce new, better and more flexible solutions to help meet our customers’ needs.

     The following key strengths form the cornerstones of our strategy:

     In-depth knowledge of our customers’ core processes: As a market and technology leader in our core business areas, we possess an in-depth knowledge of our customers’ core processes. By these “core processes” we mean the sections of the production process that are critical to our customers’ production efficiency, quality, environmental soundness and competitiveness.

     Integrated and embedded automation and ICT (information and communications technology) in our products and services: There is increased emphasis on features that enable machines and equipment to be flexibly-modified throughout their entire lifecycle. Most of these features are based on automation and information and communications technology. Our automation and control technological know-how combined with our in-depth knowledge of our customers’ core processes enables us to develop and implement applications that take into account the special needs of our customers.

     Large base of installed machinery: Our large base of installed machinery forms a strong foundation for developing know-how and aftermarket services that cover the entire lifecycle of the processes. We have delivered over 2,000 paper machines and 800 pulping lines, as well as over 30,000 crushers, 15,000 screening systems and 3,000 grinding mills for rock and mineral processing.

     Our strategy is implemented through the Metso Future Care business concept, which forms the basis for the development of an increased product and service range to serve our customer processes throughout their lifecycle. We aim to increase the share of aftermarket and maintenance services in our net sales. The changes in our customers’ businesses are the basis for the Metso Future Care business concept. Our customers are increasingly concentrating on the needs of their own customers, which emphasize the role and responsibility of equipment suppliers for the delivered processes throughout their entire lifecycle.

     Our goal is to improve profitability. We aim to achieve this by improving cost-efficiency and increasing the share of aftermarket services in net sales. Our financial targets are based on five-year averages, and include a target for operating profit margin of over 9 percent, return on capital employed of over 20 percent, and an annual dividend distribution equivalent to at least one-third of the average earnings per share.

Corporate Structure

     We are a global engineering company headquartered in Helsinki, Finland, and serve our customers in selected areas within the process industry. Our business areas are global in scope with operations in over 50 countries. Our principal production plants are located in Finland, the United States, Sweden, the United Kingdom, Germany, France, Italy, Mexico, Canada, China, South Africa and Brazil. At December 31, 2002, approximately 37 percent of our employees were based in Finland.

     In January 2001, we restructured our Metso Automation business area into three divisions: Field Systems, which comprised the former Field Controls and Jamesbury division; Paper Automation, whose operations were unaffected by the restructuring; and Energy & Process Automation, which comprised the former Supervisory Control and Data Acquisition division (which is called “SCADA Solutions”) and the Automation Networks division. In August 2002, the Metso Automation business area was restructured to consist of two business lines: Process Automation Systems and Field Systems. The new business line, Process Automation Systems, combines the previous Paper Automation and Energy & Process Automation divisions. The business line develops and maintains process automation expertise within Metso’s core business areas as well as supplies solutions for the eco-efficient power industry. Field Systems comprises of field systems for various industries as well as smart, embedded measurement and control solutions, sensors and analyzers for special applications.

     In April 2001, we restructured the Metso Paper business area to comprise of three divisions: Pulping Technology, Paper Technology and Others. Pulping Technology was the new name for the Fiber Technology division, and the Others division included Converting and Panelboard Technology. Panelboard Technology comprised the panelboard operations, which were carried out through the Fiber Technology division prior to the restructuring. In March 2002, the Panelboard Technology was transferred from Metso Paper to the Metso Ventures business area. Also, the Others division was renamed Converting. In November 2002, we signed a memorandum of understanding for the sale of the Converting business to Bobst Group SA, Switzerland. Converting is therefore now reported separately from Metso Paper and not included in the continuing operations of Metso Corporation.

     In February 2003, Metso Paper’s operations were reorganized to include six business lines: Paper, Board, Tissue, Chemical Pulping, Mechanical Pulping and Service.

     Also in January 2001, we restructured our Machinery business area to create two separate business areas: Metso Minerals and Metso Ventures. After the acquisition of Svedala in September 2001 it was integrated into the Metso Minerals business area by creating four business lines: Crushing & Screening, Minerals Processing, Compaction & Paving, and Wear Protection, Service & Parts. In October 2002, we created a fifth business line called Recycling.

     After the January 2001 Machinery business restructuring, Metso Ventures was comprised of Metso Engineering and Valmet Automotive. In July 2002, we restructured the Metso Ventures business area to comprise of four business groups: Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. Metso Drives and Metso Powdermet were formerly part of the Metso Engineering business group, as were Metso Works and Metso Hydraulics, which have now been sold.

     As a result of the restructurings described above, our operations are currently organized into the following four business areas:

•	Metso Paper designs, develops and manufactures pulp and paper machinery and equipment and complete production lines for the pulp and paper industry. Metso Paper also provides aftermarket services. It operates under six business lines: Paper, Board, Tissue, Chemical Pulping, Mechanical Pulping and Service. The Metso Paper business area operated under the name Valmet until the end of the year 2000.

•	Metso Minerals designs, develops and delivers equipment and total solutions, as well as aftermarket services for crushing, screening, grinding, transport of rock and other minerals, paving and drilling through its five business lines: Crushing & Screening, Minerals Processing, Compaction & Paving, Wear Protection, Service & Parts and Recycling.

•	Metso Automation designs, develops and supplies both application networks and systems and field solutions for automation and information management in the process industry through its two business lines: Process Automation Systems and Field Systems. Metso Automation’s operations cover the three principal areas of process automation: process automation and information applications, control and automated valves, as well as process measurements and analyzers. All Metso Automation operations in North America and Mexico are conducted by a separate unit. The Metso Automation business area operated under the name Neles Automation until the end of the year 2000.

•	Metso Ventures is comprised of Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. Panelboard develops, markets and sells complete production lines for the panelboard industry. Metso Drives develops, manufactures and supplies wind turbine gears, and paper machine drives as well as other industrial gears. Metso Powdermet specializes in materials technology. Valmet Automotive is an independent contract manufacturer of specialty cars, such as Saab 9-3 Viggen and Porsche Boxster.

     The Converting business, which designs, develops and manufactures machinery and equipment for the packaging and converting industries is reported as a separate segment. The chart below depicts the current structure of our continuing operations consisting of four business areas, giving effect to the restructurings described above:

     The financial information as of and for the years ended December 31, 2000 and 2001 discussed in this annual report has been restated to reflect the changes in segment structure described above.

Business Summary

Net Sales by Geographic Area

     In 2002, we had total net sales of €4,691 million (U.S.$4,918 million), of which approximately 92 percent were accounted for by exports from Finland and sales by international operations, and an operating profit of €167 million (U.S.$175 million). At December 31, 2002, our total assets amounted to €4,399 million (U.S.$4,612 million), and we had 28,489 employees worldwide.

     The following table sets forth our total net sales by geographic area for the three most recent years:

	Year ended December 31,

	2000	2001	2002

		(€ millions)
Finland	375	587	382
Nordic countries (excluding Finland)	356	417	453
Europe (excluding Nordic Countries)	1,097	1,172	1,363
North America	1,281	1,143	1,199
South America	237	360	417
Asia-Pacific	460	521	652
Rest of the World	85	143	225

Total	3,891	4,343	4,691

Metso Paper

     As a result of our restructurings described under “—Corporate Structure” above, the Metso Paper business area no longer includes the Metso Panelboard and Converting businesses. Metso Paper operated under the name Valmet until the end of the year 2000.

     The following table sets forth certain financial data regarding Metso Paper for the three most recent years:

	As of and for the year ended December 31,

	2000	2001	2002

	(€ millions, except personnel data)
Net sales(1)	1,956	2,209	1,812
Operating profit	117	168	118
Capital employed	502	562	517
Capital expenditures	233	68	73
Research and development	58	72	72
Order backlog	1,443	957	742
Personnel	9,514	9,458	9,719

(1)	Includes net sales to other business areas of €8 million, €3 million and €4 million in 2000, 2001 and 2002, respectively.

     The following table sets forth Metso Paper’s net sales by geographic area for the three most recent years:

	Year ended December 31,

	2000	2001	2002

	(Percent of total net sales)
Finland	11	19	11
Nordic Countries (excluding Finland)	9	10	11
Europe (excluding Nordic Countries)	27	25	26
North America	35	26	27
South America	3	7	9
Asia-Pacific	14	12	14
Rest of the world	1	1	2

Total	100	100	100

     Metso Paper is one of the world’s leading suppliers of equipment and machinery for the pulp and paper industries. Metso Paper develops systems, manufactures equipment and designs plants for the production of chemical and mechanical pulp and recycled fiber as well as manufactures, rebuilds and services paper, board and tissue machines, paper finishing machines and air systems for the paper, board and tissue industry. Metso Paper specializes in the manufacture and major rebuilds of machines both for the production of paper of all printing grades, including paper intended for newspapers, magazines, catalogues, brochures and art printing purposes, and also for the production of linerboard, folding boxboard, liquid packaging board and tissue. The business area also provides aftermarket services for the pulp and paper industries. Parts supply, process upgrading and components exchange are central to the after-sales operations. Process upgrading is expected to be an increasingly important source of revenue as pulp and paper mills modify their processes to enhance efficiency and meet higher environmental standards. Our customer service activities include start-up assistance, training, preventive and predictive maintenance programs and operations support.

Products and Services

     Paper. Metso Paper produces paper machines and offers machine rebuilds and components. The product lines also include new machines and machine rebuilds for coating, calendering, winding and roll handling, and chemical handling equipment for paper mills. Coaters and calenders are used to give base papers certain properties, such as gloss or matt finishes and opacity. Winders are used to cut large paper rolls to smaller sizes to fit printing machines. Roll handling machines consist of roll wrapping and conveyor systems. Metso Paper’s paper machines are among the largest and fastest in the world. A typical paper machine costs between €50 million and €100 million and produces from 200,000 to more than 400,000 tons of paper per year. These machines are designed to meet specific customer needs and are used to produce fine paper (for office stationery), newsprint, supercalendered and coated paper (for magazines and similar publications) and coated base papers (for brochures and art purposes).

     Board. Metso Paper produces board machines and offers machine rebuilds and components. Metso Paper supplies machines for all board and packaging grades, the most important grades being corrugated board, linerboard, folding boxboard and liquid packaging board. A typical board machine costs between €30 million and €100 million and produces from 200,000 to more than 800,000 tons of board per year.

     Tissue. Metso Paper produces tissue machines and offers machine rebuilds and components. Metso Paper produces machines for manufacturing various types of tissue papers and continues to be a leading supplier of Thru-Air ™ technology for tissue and towel. A typical tissue machine costs between €10 million and €30 million and produces from 10,000 to more than 70,000 tons of tissue per year.

     Chemical Pulping. Chemical pulping is the process of converting wood into fibers for paper manufacturing by chemically disintegrating wood chips. Chemical pulp is used for high quality paper products primarily due to its strength, printability and ability to maintain brightness. Average pulping order sizes range between €9 million and €35 million, although the aggregate price of the largest orders may be as high as €80 million. For the chemical pulp industry, Metso Paper supplies complete fiber processing lines as well as equipment for each stage of the pulping process. In the cooking stage of chemical pulping, Metso Paper is the leader in the field of batch cooking, having developed SuperBatch, a method of batch cooking which management believes to be the most energy-efficient cooking process currently available. Batch cooking is an alternative to continuous cooking, another cooking process common in the chemical pulping industry. Metso Paper’s complete fiber processing lines include equipment for deknotting, screening, washing and bleaching, as well as oxygen and ozone delignification. In the production of pulp, where wood fibers are separated from the lignin which bonds them together, Metso Paper offers pulp producers technology that significantly reduces the environmental impact of their operations compared to conventional technology.

     Mechanical Pulping. Mechanical pulping is the process of converting wood into fibers for paper manufacturing by using electrically-powered refiners with grinding discs comprised of refiner segments to disintegrate wood chips. Mechanical pulping requires high levels of electricity and suitable raw materials and is therefore primarily used in countries such as Canada or the Nordic Countries where energy costs are relatively low and where such raw materials are readily available. Mechanical pulp is used primarily for newsprint and magazine papers and certain grades of paperboard. Management believes that in the mechanical pulp industry, Metso Paper is recognized as the leading supplier in plants, processes and equipment for production of thermomechanical, chemi-thermomechanical and chemi-mechanical pulp. Our mechanical pulping product line includes all process equipment necessary for complete pulping plants including refiners, washing machinery and bleaching machinery.

     Service. Metso Paper’s service operations provide customers a wide range of expert and maintenance services as well as spare parts. The business is operated through three segments: maintenance services, spare parts services and roll services.

Markets and Customers

     Metso Paper’s products are sold to the pulp and paper industry throughout the world. Sales worldwide are handled through a network of sales companies, offices and local representatives. Orders typically require substantial down payments, with the balance paid in installments. Project delivery times depend on the size and nature of the project but may be as long as two years.

     Customers are located in a number of industrialized countries, primarily in Europe, North America and Asia. Metso Paper has major production facilities in Finland, Sweden, the United States and Italy, as well as a production licensing relationship with Sumitomo Heavy Industries in Japan and a joint venture in China. Our internal production processes have been reorganized by creating a network of plants specializing in designated product areas and manufacturing processes in order to focus on development of technologies and expertise specific to certain product areas.

     As a major supplier to the pulp and paper industry, Metso Paper has many significant pulp and paper producers as customers. Customers include large North American-based international groups, such as International Paper, Boise Cascade, Georgia-Pacific, Kimberly-Clark, Avenor, Willamette and Procter & Gamble, European producers, such as Stora Enso, SCA, UPM-Kymmene, M-real Corporation and Norske Skog, and South American producers, such as Arauco and Suzano, as well as various companies located in Asia, such as April, Daishowa Paper, New Oji, Hansol and the Siam Cement Group.

Marketing

     Customer agreements for Metso Paper products are generally the result of extensive negotiation and coordination with our customers. Service and component sales are made on a continuous basis by regional and service locations. Metso Paper has an extensive network of sales companies and sales representatives in the Nordic Countries, Western Europe, North America, Asia and Australia. In addition, a marketing and sales team supports sales activities and develops marketing strategies in line with our customers’ needs.

     Metso Paper spent 8.8 percent of its net sales on marketing in the year ended December 31, 2002, compared to 7.2 percent and 7.4 percent for each of the years ended December 31, 2001 and 2000, respectively.

Competition

     Metso Paper’s principal competitors in the chemical pulping industry are Kvaerner Pulping in Norway and Andritz Corporation in Austria, which both use the continuous cooking process. Competition within the chemical pulping industry focuses on energy efficiency and fiber quality, although certain customers have historically had a preference for either the batch or the continuous cooking process. In addition, environmental concerns affect competition as principal suppliers attempt to meet the increasing demand for environmentally-friendly totally chlorine-free pulp, although the lower yield associated with TCF pulping may favor the use of elemental chlorine-free pulping in areas such as the northwestern United States, where there is a relative shortage of wood chips. The principal competitor in the mechanical pulping industry is Andritz Corporation. As in the chemical pulping industry, the mechanical pulping industry is affected by environmental concerns, which have led to increased demand for recycled fibers and higher-quality mechanical pulp. Market leaders in the area of recycled fiber pulping include Voith Paper in Germany and Black Clawson in the United States.

     In the paper machine industry, machinery is designed to meet specific customer needs. Paper, board and tissue machines are sold on the basis of machine technology, availability of reference machines for comparative purposes, timing of delivery and machine price. Metso Paper competes for machine sales based on these four factors. Management believes that, based upon aggregate production capacity of paper machines sold, Metso Paper was the world’s leading producer of large paper machines during the 1990s. Management also believes that we occupy a strong position in the large paper machine rebuild markets as a result of our advanced technologies and leading position in the new paper machine market. Metso Paper’s principal competitor in large paper machines is the other major producer, the Germany-based Voith Paper Group. Mitsubishi in Japan is also a competitor in paper machines.

     Metso Paper’s principal competitor in board making machine lines is Voith. In tissue machines, the competitors include Andritz Corporation in Austria and Voith in Germany, as well as Overmechanica, Toschi and Celli in Italy. Metso Paper’s specialty paper machines produce mostly fine paper grades in smaller quantities.

     Though the major competitors in the paper finishing area are in part the same as those in the paper machine production area, Metso Paper competes with many additional, smaller competitors, including a number of companies based in Germany. Management believes that paper finishing systems hold a strong position in the markets for both new large machines and large machine rebuilds. Paper finishing systems benefit from sales by other Metso Paper product groups, as many new paper and board machines or major rebuilds are delivered in conjunction with paper finishing machinery, such as coaters or calenders.

     Competition in the air systems sector comes from large international groups such as ABB and numerous smaller national producers. Air systems are also often sold in conjunction with new paper and board machines or major rebuilds. Management believes that Metso Paper’s air systems benefit from its synergies with other Metso Paper products. Metso Paper is one of the leading suppliers of air systems for the pulp and paper industry.

Recent Developments

     In June 2003, we are scheduled to open a new service technology center in connection with our existing facilities in Järvenpää, Finland. The center will offer services that form part of our Metso Future Care business concept and will have facilities for 150 employees. The center will service paper finishing equipment, improve the development and commercialization of products, and facilitate customer training. The service technology center will also include a remote diagnostics center, which will provide services of condition monitoring and maintenance systems, together with production management and process information systems. The total expenditure for this center is anticipated to be €5.2 million.

     In February 2003, we opened a service technology center in our existing facilities in Sorocaba, in the state of São Paulo, Brazil. The center has approximately 50 employees and includes facilities for roll service, spare parts operations, testing and customer training. In addition to supplying maintenance services, the center will also provide local support for new production line deliveries and rebuilds in South America. The center offers services that form part of our Metso Future Care business concept.

     In December 2002, we announced our plan to sell our foundry operations in Karlstad, Sweden to a newly-established company, which will be owned by Akers AB and Metso Paper Karlstad AB. Akers AB will initially hold 52 percent of the shares of the new company and it will have an option to acquire the remaining 48 percent of the shares in the future. Our foundry operation’s 104 employees will transfer to the new company. We expect to complete this transaction during the second quarter of 2003.

     For a description of the recent acquisitions and divestments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Metso Minerals

     Following the restructuring of our operations in January 2001 and the sale of Timberjack in April 2000, our Machinery business area was divided into two separate business areas: Metso Minerals and Metso Ventures. After the acquisition of Svedala in September 2001 and its consequent integration with Metso Minerals, the business area was divided into four business lines: Crushing & Screening, Minerals Processing, Compaction & Paving, and Wear Protection, Service & Parts. In October 2002, we established fifth business line called Recycling. See “—Discontinued Operations” and “—Corporate Structure” for a further discussion of the acquisition of Svedala, the sale of Timberjack and our corporate restructuring.

     Before the acquisition of Svedala, the Metso Minerals business area, formerly Rock and Mineral Processing, or Nordberg, was one of the world’s leading designer and manufacturer of rock crushing systems and equipment for the aggregates, mining and recycle crushing industries. After the acquisition the business scope is considerably wider, including civil engineering and road construction, bulk materials handling segments in ports, mines and cement produces. A special emphasis is on the aftermarket area following our strategy to become the customers’ lifecycle service provider instead of only machine supplier. The products are sold either through Metso Minerals’ own global Marketing, Sales and Service organization or in some product lines through their own distributor network.

     The predecessor of the Metso Minerals, the Nordberg Group, was formed as a result of the combination of three independent crushing equipment manufacturers: Nordberg Manufacturing Company, founded in 1886 in Milwaukee, Wisconsin; Ateliers-Bergeaud, founded in 1895 in Macon, France; and Lokomo Oy, founded in 1915 in Tampere, Finland. Rauma-Repola acquired Lokomo Oy in 1970, Ateliers-Bergeaud (at the time a subsidiary of Nordberg) in 1987 and Nordberg in 1989. After 1989, Metso Minerals has grown both organically and through acquisitions. Today, principal production plants of Metso Minerals are located in Finland, Sweden, the United States, Germany, South Africa, France and Brazil.

     The following table sets forth certain financial data regarding Metso Minerals for the three most recent years:

	As of and for the year ended December 31,

	2000	2001(1)	2002

	(€ millions, except personnel data)
Net sales(2)	561	913	1,819
Operating profit	28	15	51
Capital employed	331	1,525	1,401
Capital expenditures	22	827	50
Research and development	7	11	21
Order backlog	100	499	474
Personnel	3,298	11,725	10,784

(1)	Svedala’s financial data is included in Metso Minerals’ financial data since the acquisition of Svedala in September 2001.

(2)	Includes net sales to other business areas of €2 million, €4 million and €6 million in 2000, 2001 and 2002, respectively.

Products and Services

     Metso Minerals offers total solutions for customers in the aggregates, mining, minerals processing, civil engineering, compaction and paving, cement, recycle crushing, metal and waste recycling, bulk materials handling industries as well as related after-sales services through its five business lines. The product offering includes more than 300 products with a large number of variations, types and models.

     Crushing & Screening. We believe Metso Minerals has the widest product offering in the rock crushing and screening industry and new products are regularly introduced that reflect the latest industry technology. The aggregates industry is the largest customer segment for Metso Minerals in terms of sales volume. Metso Minerals’ specialty is the supply of complete crushing plants. A typical complete crushing plant at a quarry may incorporate the following products offered by Metso Minerals: jaw crushers, primary gyratory crushers, cone crushers, impact crushers, feeders and screens. There is an increased demand for Metso Minerals’ in-pit crushing system due to its ability to offer increased efficiency of crushing operations at quarries and especially construction sites. In this system, the conventional approach of installing a stationary primary crusher is replaced by track-mounted crushing units that move around to where the blasted rock is located and thus eliminate the need to haul rocks to the crusher. Another important customer segment in the aggregates industry apart from quarrying is contract crushing. For this segment, Metso Minerals is able to offer a large variety of small track-mounted crushing units that are easy to move between sites. This has made it possible to exploit small deposits that earlier were uneconomical. Furthermore, Metso Minerals offers complete, stationary recycling plants that are mostly focused on retreating demolition and building debris as well as old concrete and other pavement materials when roads are resurfaced.

     Minerals Processing. Within the Minerals Processing business line Metso Minerals is able to offer products, systems and services that cover grinding, classifying, enrichment, washing and pretreating, mineral separation, slurry handling, thermal drying and processing. In addition to new equipment and installations, Metso Minerals provides expertise in optimizing existing plants through services such as automation, plant audits, plant upgrades, replacement parts and maintenance. The Minerals Processing business line also provides bulk material handling products applicable to a large number of customers including mining and minerals processing, aggregate production, paper industry, harbors, ports and railroads, and power industry. The equipment and components include conveyors, conveyor belts, stackers and reclaimers and other products needed in conveying materials in general, in loading and unloading barges, ships and railcars.

     Compaction & Paving. Metso Minerals’ products in the Compaction & Paving business line include pavers, planers, rollers, light compaction equipment and concrete machinery. The biggest product brand is Dynapac. In addition to new equipment, Compaction & Paving also provides expertise through services such as spare and wear parts as well as maintenance.

     Wear Protection, Service & Parts. This business line offers spare and wear parts for a vast variety of Metso Minerals’ products such as wear and rubber protection systems and hoses, mill linings, dust sealings, conveying belts and components. In addition, the business line provides service and wear protection for the equipment of the Crushing & Screening business line.

     Recycling. Metso Minerals provides equipment and services for metal recycling under the Lindemann product brand. The offering includes scrap shears, shredders, metal crushers, scrap baling presses, car squeezers and other equipment for classification and separation as well as spare and wear parts and maintenance.

Markets and Customers

     The following table sets forth Metso Minerals’ net sales by geographic area for the three most recent years:

	Year ended December 31,

	2000	2001	2002

	(Percent of total net sales)
Finland	4	4	3
Nordic Countries (excluding Finland)	6	7	7
Europe (excluding Nordic Countries)	27	28	32
North America	34	26	23
South America	11	11	12
Asia-Pacific	11	14	14
Rest of the world	7	10	9

Total	100	100	100

     Customers include quarries, civil engineering companies and the mining and cement industries. Recycle crushing represents a new and growing sector due to the worldwide increase of legislation regulating the disposal of construction debris. The price of rock crushing plants typically ranges from €1 million to €5 million, although it may be as high as €15 million. The price of individual rock crushers ranges from €15,000 to €1 million. The price of a typical complete minerals processing plant delivery to mining industry ranges from €30 million to €100 million.

Marketing

     In order to service local markets and customers better, Metso Minerals’ marketing is subdivided into six areas: Northern and Central Europe, Southern Europe and Mediterranean, Southern Africa, North and Central America, South America and Asia-Pacific. Metso Minerals has a number of sales companies in Europe, South America, Southern Africa, Asia and Australia. Metso Minerals’ sales network offers the full range of products to the relevant industries. Metso Minerals supports its sales operations in North America through a network of local distributors.

Competition

     Competition in Metso Minerals’ industries is fragmented, with few global manufacturers and numerous small, regional and local manufacturers. In the aggregate industry, the major competitors are Sandvik, Terex, Astec, Extec and Komatsu. In mining and minerals processing, the major competitors include Krupp-Polysius, Outokumpu, FFE, Baker Process, Larox, Dorr-Oliver, Heyl&Patterson, Mann-Takraf, depending on the product line and particular industry segment. In compaction and paving, the major competitors include Bomag, Caterpillar, Terex, Wirtgen, Ingersoll-Rand and Ammann. In the diversified segment of wear protection products and conveyor belts and components, the major competitors include Rubber Engineering, TipTor, Steinhaus/Isenmann, Tyler/Polydeck, Goodyear and Bridgestone.

     We believe our competitive advantages include not only Metso Minerals’ global operations network, which allows us to meet the increasingly global needs of our customers, but also our research and development activities, which aim to enable Metso Minerals to offer our customers the most advanced technology. See “Operating and Financial Review and Prospect—Research and Development” for a description of our research and development activities.

Recent Developments

     In October 2002, we inaugurated our new enlarged crusher plant in Tianjin, China. Additionally, we established a compaction and paving equipment factory in Wuqing, China in late 2001. The new facilities allow Metso Minerals to serve its customers in China with locally-made products and short lead times, which improves our position in the growing Chinese market.

     For a description of the recent acquisitions and divestments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Metso Automation

     Following the restructuring of our operations in August 2002, our Metso Automation business area operates through two business lines: Process Automation Systems and Field Systems. All Metso Automation’s business operations in North America and Mexico have been concentrated into one business unit. See “—Corporate Structure” for a further explanation of our corporate restructuring.

     Metso Automation, formerly known as Neles Automation, was formed as a result of the merger of Valmet Automation and Neles Controls. Metso Automation designs, develops, manufactures and maintains a wide range of technologically-advanced field devices and analyzers, as well as process automation and information management applications and solutions. Metso Automation’s products are used to measure, monitor and control industrial processes, such as the pulp and paper, and rock and minerals processing industries as well as power, refining, petrochemical and chemical industries. Metso Automation also specializes in several industry-specific automation applications, and provides system integration services (including with respect to third party systems) with its open technologies. Metso Automation is also one of the world’s leading manufacturers and suppliers of control and automated valves for the process industries in a large and fragmented global market. Metso Automation’s devices, applications, solutions and services are designed to improve customer process performance and profitability by increasing productivity, quality, process availability and eco-efficiency.

     Metso Automation has production plants in Finland, the United States and Mexico, as well as a manufacturing joint venture in China. Metso Automation operates globally and each business line is responsible for its sales and distribution around the world. All Metso Automation’s process automation and field systems operations in North America are conducted by a separate unit. Sales are handled through a worldwide distribution network including local distributors and Metso Automation sales companies in 37 countries.

     The following table sets forth certain financial data regarding Metso Automation for the three most recent years:

	As of and for the year ended December 31,

	2000	2001	2002

	(€ millions, except personnel data)
Net sales(1)	644	693	622
Operating profit	45	17	16
Capital employed	244	282	207
Capital expenditures	30	43	13
Research and development	42	46	44
Order backlog	197	182	185
Personnel	4,551	4,532	4,150

(1)	Includes net sales to other business areas of €30 million, €68 million and €43 million in 2000, 2001 and 2002, respectively.

Products and Services

     The name metsoDNA is one of the principal product names of Metso Automation. It is used in the automation and information management of pulp, paper, minerals processing and power industries. Other important product names are Neles and Jamesbury control valves, Kajaani measurement devices and analyzers, Valmet consistency transmitters, Sensodec systems for paper machine runnability and condition monitoring, and the PaperIQ and PaperLab systems for paper quality management.

     Process Automation Systems

     The Process Automation Systems business line develops and maintains process automation technology for our core businesses and supplies solutions for the eco-efficient power industry. The business line’s principal product is metsoDNA, or Dynamic Network of Applications, which integrates automation and information operations into one system in an open application environment in order to facilitate decision-making within organizations. metsoDNA achieves integration by breaking down the dependencies between functionality and hardware components. Management believes that metsoDNA represents a new breed of process automation and information management solutions, based on free networking standards, embedded field control applications and control automation.

     In addition, the Process Automation Systems business line supplies power and other process industries using metsoDNA-based automation, information and network solutions and other specialized technology solutions. The business line also supplies automation applications to minerals processing and power industries for all principal processes and subprocesses.

     Field Systems

     The Field Systems business line develops field systems for various industries, including pulp and paper, power, refining, petrochemical and chemical, as well as smart, embedded measurement and control solutions, sensors and analyzers for special applications.

     The product offering of the Field Systems business line in the area of flow control valves covers a range of valves, including simple shut-off valves to complex control and automated valves and valve controllers. The Field Systems business line also supplies industrial ball valves, butterfly valves and actuators, serving the process industries, commercial heating, ventilation and air conditioning, and original equipment manufacturer markets. Rotary valves accounted for more than 90 percent of the valves produced by Metso Automation in 2002. We believe that Metso Automation’s operations will benefit from the anticipated industry-wide movement from linear valves to rotary valves as a result of our experience in the area of rotary valve technology. The Field Systems business line also develops and manufactures positioners and actuators. A positioner transmits information to an actuator, which in turn operates a valve. Positioners and actuators are key components of control valves, and Metso Automation typically sells these components with their associated valves as a single unit. Management believes that the Field Systems business line is a leading supplier of advanced digital technology control valves in terms of technical performance and product reliability.

Customer Support Services

     Metso Automation has customer service units in 37 countries. These units, together with local representatives, form an extensive global service network that is also supplemented with remote control solutions. Integration of customers’ systems through communication networks with Metso’s global online service systems enables operations in accordance with the Metso Future Care business concept. The remote diagnostics center in Tampere, Finland, which opened in 2001, can monitor online the performance of customers’ pulp mills. In addition to fast diagnosis and problem-solving, the service is designed to improve process availability and performance, resulting in higher efficiency and product quality. In 2002, the second remote diagnostics center was opened in Atlanta, Georgia.

Markets and Customers

     The following table sets forth Metso Automation’s net sales by geographic area for the three most recent years:

	Year ended December 31,

	2000	2001	2002

	(Percent of total net sales)
Finland	17	23	20
Nordic Countries (excluding Finland)	5	4	4
Europe (excluding Nordic Countries)	23	21	21
North America	39	37	36
South America	4	4	5
Asia-Pacific	9	8	11
Rest of the world	3	3	3

Total	100	100	100

     The principal customers of the Field Systems business line and the Process Automation Systems business line are in the pulp and paper industry. In many cases, the customers of Metso Automation business areas and the Metso Paper business area are the same pulp and paper companies and mills. The pulp and paper industry and the oil and gas, refining, chemical and petrochemical industries are the principal customer segments for valves.

Marketing

     Metso Automation’s devices, applications and solutions are sold individually, as upgrades and add-ons to existing systems, as integrated systems, and as parts of the new machinery or process equipment installations. Automation applications and solutions are primarily sold by Metso Automation’s own worldwide sales organization. Metso Automation also markets conventional valve technology through distributors in North America.

     Management believes that the Metso Automation business area is well positioned to develop innovative, technologically advanced and competitively priced products for customers within the pulp and paper industry through its coordinated operations with Metso Paper. In certain cases, particularly when customers procure complete pulp or paper machine lines, Metso Automation’s systems are sold jointly with Metso Paper. However, in many cases, pulp and paper machinery customers procure systems, measurement devices and control valves separately.

Competition

     The process automation industry is highly competitive throughout the world. The principal competitors of Metso Automation are from process automation and control companies, many of which are divisions of large multinational companies, such as ABB Automation, Emerson Process Management, Honeywell IAC, Invensys, Siemens A&D and Yokogawa. The principal factors affecting competition include device and system reliability and availability, application expertise, technological advancement, ease of configuration and customization, engineering support, price, customer support availability, reputation and references. Management believes that Metso Automation is among the leading suppliers worldwide of special measurement and automation systems for the pulp and paper industries.

     Competition in the valve industry is characterized by a large number of participants, many of which specialize in limited niche areas. Management believes that Metso Automation has a leading position in the supply of control valves to the pulp and paper industry worldwide.

Recent Developments

     In February 2003, Metso Automation sold its Network Management Solutions companies (“NMS”) to Telvent of Spain. NMS provides SCADA and information management solutions. NMS employed over 400 persons and had annual net sales of approximately €59 million in 2002.

     For a description of the recent acquisitions and divestments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Metso Ventures

     The Metso Ventures business area was created following the restructuring of our operations in January 2001, and was originally comprised of Metso Engineering and Valmet Automotive. In March 2002, Metso Panelboard, formerly part of Metso Paper, was transferred to Metso Ventures business area. Metso Engineering was comprised of four divisions, Metso Drives, Metso Hydraulics, Metso Works and Metso Powdermet, of which only Metso Drives and Metso Powdermet remain after the sale of Metso Works and Metso Hydraulics. Currently, Metso Ventures has four business lines: Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. See “—Corporate Structure” for a further explanation of our corporate restructuring.

Metso Panelboard

     Metso Panelboard develops, sells and supplies complete plants, production lines and equipment for the production of fiberboard, particleboard and oriented strand-board. Metso Panelboard also provides start-up, optimization spare-part and maintenance services for these lines. Our panel production lines are developed to use a wide mixture of wood and fiber raw materials. The industry trend is to use low cost industrial wood residues such as saw dust and recycled wood as the main raw material source. Also non-wood natural fibers can replace wood fibers in some cases.

     The following table sets forth certain financial data regarding Metso Panelboard for the three most recent years:

	As of and for the year ended December 31,

	2000	2001	2002

	(€ millions, except personnel data)
Net sales(1)	173	144	66
Operating loss	(11)	(7)	(21)
Capital employed	(3)	9	2
Capital expenditures	0	1	2
Research and Development	3	6	4
Order backlog	98	14	76
Personnel	621	503	334

(1)	Includes net sales to other business areas of €14 million, €5 million and €1 million in 2000, 2001 and 2002, respectively.

     Competition

     Metso Panelboard’s main competitors in production lines are G.Siempelkamp Group and Dieffenbacher-Group. Significant competitors in equipment supplies are Andritz Group and Pallmann.

     Markets & Customers

     Metso Panelboard has operations in Finland, Sweden and Germany and sells its products globally. The main markets are Europe and Asia-Pacific followed by South America and North America. Customers are producers of wood-based panels. Some of the main customers are Kronospan Group, Pfleiderer Group, Ikea, Finsa Group, Sonae Group, International Paper, Georgia Pacific, Masisa Group.

     The following table sets forth Metso Panelboard’s net sales by geographic area for the most recent three years:

	Year ended December 31,

	2000	2001	2002

	(Percent of total net sales)
Finland	0	2	1
Nordic Countries (excluding Finland)	5	2	21
Europe (excluding Nordic Countries)	19	24	24
North America	17	8	6
South America	36	43	9
Asia-Pacific	23	20	39
Rest of the world	0	1	0

Total	100	100	100

     Marketing

     Products are marketed globally through Metso’s sales network and sales agents. Management believes that our advanced technology and ability in supplying complete lines, gives Metso Panelboard an advantage in the wood-based panel industry.

     Recent Developments

     Metso Panelboard was transferred from Metso Paper business area’s Others division to Metso Ventures business area in March 2002. Metso Panelboard has reduced the number of its employees and closed a facility in Germany in an effort to operate more efficiently and concentrate operations in Finland. At December 31, 2002, Metso Panelboard had 334 employees.

     Major product development has been concentrated on the new generation of the continuous press. This new Metso Contipress was launched to wood-based panel markets in 2002.

Metso Drives

     Metso Drives, previously part of Metso Engineering and formerly called the Gears and Components group or Santasalo, develops, manufactures and provides mechanical drives and related services for process and energy industries.

     The following table sets forth certain financial data regarding Metso Drives for the three most recent years:

	As of and for the year ended December 31,

	2000	2001	2002

	(€ millions, except personnel data)
Net sales(1)	187	204	173
Operating profit	11	8	13
Capital employed	77	85	98
Capital expenditures	13	20	27
Research and development	3	4	4
Order backlog	73	88	53
Personnel	1,472	1,511	1,019

(1)	Includes net sales to other business areas of €56 million, €55 million and €40 million in 2000, 2001 and 2002, respectively.

     Products and Services

     Metso Drives manufactures and sells special and modular gear units for process and energy industries and provides comprehensive gear service. Examples include paper machine drives and wind turbine gears.

     Markets and Customers

     Metso Drives has operations in Finland, Sweden, Germany, Canada and the United States. The principal market areas for Metso Drives are in Europe and North America. The principal customers are in the pulp and paper industry worldwide and the energy production industry in Europe and North America. Major customers also include Metso Paper and Metso Minerals. Approximately one quarter of Metso Drives’ sales are derived from customers within Metso.

     The following table sets forth Metso Drives’ net sales by geographic area for the most recent three years:

	Year ended December 31,

	2000	2001	2002

	(Percent of total net sales)
Finland	40	39	31
Nordic Countries (excluding Finland)	23	25	28
Europe (excluding Nordic Countries)	19	17	21
North America	15	15	15
South America	1	1	1
Asia-Pacific	2	3	4
Rest of the world	0	0	0

Total	100	100	100

     Marketing

     Mechanical drives for the process industry and energy production, as well as related services, are sold individually by Metso Drives. In industrial gears, Metso Drives has a global sales and marketing agreement with the German-based SEW Eurodrive GmbH.

     Competition

     The demand for Metso Drives’ products is dependent on process industry investments and the construction of new wind power plants. Metso Drives’ market position varies according to the industry served. Flender in Germany is the market leader in wind turbine gears. Other key competitors in the industry are Lohmann in Germany and Hansen in Belgium.

     Recent Developments

     In January 2003, we sold our hydraulic power transmission unit, Metso Hydraulics Oy, to Sampo-Rosenlew Oy of Finland. Metso Hydraulics’ net sales in 2001 totaled €18 million and it employed 120 persons.

     In September 2002, we opened a new technology center in Jyväskylä, Finland for the development of wind turbine gear technology and gear service capabilities. The €25 million investment also involves expanding the production capacity for gear manufacturing.

Metso Powdermet

     Metso Powdermet develops and supplies machine parts manufactured from powder metallurgy. It concentrates mostly on supporting our main business areas in material development matters and has more than 30 research and development projects. Metso Powderment’s current main project involves supplying powder metallurgy parts for the particle accelerator of the European Organization for Nuclear Research, or CERN, located in Switzerland. This project will continue until 2005.

     The following table sets forth certain financial data regarding Metso Powdermet for the three most recent years:

	As of and for the year ended December 31,

	2000	2001	2002

	(€ millions, except personnel data)
Net sales(1)	7	7	7
Operating profit (loss)	0	0	(1)
Capital employed	2	1	3
Capital expenditures	0	0	0
Research and development	0	1	0
Order backlog	2	9	10
Personnel	15	19	24

(1)	Includes net sales to other business areas of €1 million, €1 million and €1 million in 2000, 2001 and 2002, respectively.

     Markets and Customers

     Metso Powdermet has operations in Finland and Sweden. The principal market area of Metso Powdermet is the Nordic countries. The principal customers are in the process, energy production and offshore industries. Major customers also include Metso Paper and Metso Minerals.

     The following table sets forth Metso Powdermet’s net sales by geographic area for the most recent three years:

	Year ended December 31,

	2000	2001	2002

	(Percent of total net sales)
Finland	8	23	15
Nordic Countries (excluding Finland)	62	37	32
Europe (excluding Nordic Countries)	19	35	44
North America	11	4	8
Asia-Pacific	0	1	0

Total	100	100	100

     Marketing

     Powdermet products and services are sold by its own sales people and agents.

     Competition

     Metso Powdermet uses powder metallurgical methods and the competition comes from older metal shape-giving technological companies, such as foundries and forgers.

Valmet Automotive

     Valmet Automotive is an independent contract manufacturer of high quality specialty cars with production facilities in Uusikaupunki, Finland. The production facilities in Uusikaupunki consist of a body shop, paint shop, assembly shop and product development center. The production is done on a consignment basis, and Valmet Automotive is compensated for the assembly of each vehicle. Valmet Automotive is not required to purchase inventory, and its customers are billed partially in advance so as to limit Valmet Automotive’s working capital requirements. Management estimates that the Uusikaupunki facilities have the capacity, given certain modifications and increased manpower, to assemble up to 100,000 cars per year.

     Valmet Automotive is defined as a non-core business in our strategy, and we aim to find a strategic partner for the operations. In November 2001, ThyssenKrupp Automotive AG of Germany, one of the leading automotive systems suppliers in the world, acquired a ten percent minority holding in Valmet Automotive with an option to acquire the remaining 90 percent within two years. The option runs until the end of 2003.

     The following table sets forth certain financial data regarding Valmet Automotive for the three most recent years:

	As of and for the year ended December 31,

	2000	2001	2002

	(€ millions, except personnel data)
Net sales	119	136	128
Operating profit	15	27	23
Capital employed	37	44	42
Capital expenditures	6	12	8
Research and development	4	3	4
Approximate number of vehicles assembled	38,468	41,916	41,066
Personnel	1,658	1,553	1,496

     Products and Services

     Valmet Automotive focuses on producing and developing demanding specialty cars, such as the Porsche Boxster for Porsche AG. Valmet Automotive’s product development center focuses on body and interior solutions for specialty cars and the development of roof systems for convertibles.

     Commencement of production of Porsche Boxster in September 1997 followed an investment of approximately €17 million in a production line used to assemble the car. Pursuant to Valmet Automotive’s agreement with Porsche AG, Porsche is to reimburse Valmet Automotive for all or substantially all of the amount. On October 24, 2001, Valmet Automotive and Porsche AG signed a new cooperation agreement covering continued car production until 2008, with an option until 2011.

     In 1997, Valmet Automotive and Saab Automobile AB entered into an agreement under which Valmet Automotive assembles the new Saab 9-3 high-performance convertible series, including 3-D and 5-D models. The production of the new Saab 9-3 convertible models began in early 1998, replacing the production of the Saab 900 convertible. The production of Saab 9-3 Viggen, a special high-performance model of Saab 9-3, began in the spring of 1999. The agreement to manufacture Saab 9-3 convertibles and the Saab Viggen will expire in the beginning of May 2003 and will not be renewed.

     Competition

     Specialty cars of the type produced by Valmet Automotive are designed for very limited customer segments and production is to an increasing extent subcontracted to external manufacturers. Three out of every four Porsche Boxsters are currently made in Finland, and Valmet Automotive is currently the only Porsche manufacturer outside of Germany. Valmet Automotive is one of the biggest manufacturers of convertibles and contract manufacturers of specialty cars in Europe. Valmet Automotive’s principal competitors are Steyr-Daimler-Puch in Austria, Karmann in Germany and Pininfarina and Bertone in Italy. The combined production of European contract manufacturers has grown in the last five years and currently exceeds 300,000 cars per year.

     Management believes Valmet Automotive’s principal competitive advantages are its high quality, cost efficient and flexible production capabilities. The production facilities have been upgraded in recent years, and, in 1999, Valmet Automotive became one of the first automobile plants in the world to gain QS-9000 quality certification. In addition, the environmental management certificate ISO14001 was granted to Valmet Automotive in early 2001.

     To maintain Valmet Automotive’s modern and advanced automobile production facility, Valmet Automotive has continually invested in updating its production technologies. In 1997, waterborne top coat paints were introduced into production. In 1999, Valmet Automotive introduced a new assembly line designed for the production of specialty cars, which improves quality, productivity and ergonomics. The assembly line’s capacity is 125 cars per shift. The cost of the investment totaled approximately €9 million. In 2001, a new primer coating line based on waterborne paints was installed. The investment totaled €10 million. The investments during the year 2002 were €8 million, from which one-half related to assembly of Porsche Boxsters.

     Recent Developments

     Due to the expiration of the agreement with Saab Automobile in May 2003, Valmet Automotive does not have a sufficient order backlog to employ its entire personnel after closing down of the Saab production line. In April 2003, it adjusted the number of personnel according to the backlog of orders and the needs of the Porsche production by temporarily laying off half of the personnel, 759 employees in total. The temporary layoff is estimated to last for at least one year unless Valmet Automotive enters into a new production arrangement with another automobile manufacturer. After the layoffs a total of 762 employees will continue to work at the production facilities. They too will be temporarily laid off for a short period of time in the summer 2003. Valmet Automotive continuously seeks a new car model to add to its production line.

Discontinued Operations

Converting

     In November 2002, we signed a memorandum of understanding with Bobst Group SA of Switzerland on the divestment of the Converting business. The transaction is currently under due diligence review. We expect to complete the transaction by the end of 2003, subject to certain conditions. Based on this development, Converting is no longer included in Metso Paper but reported as a separate entity under Discontinued Operations. See “—Corporate Structure” for a further discussion of our corporate restructuring.

     The following table sets forth certain financial data regarding Converting for the three most recent years:

	As of and for the year ended December 31,

	2000	2001	2002

	(€ millions, except personnel data)
Net sales	176	176	160
Operating profit (loss)	0	3	(9)
Capital employed	77	60	55
Capital expenditures	2	3	3
Research and development	1	2	2
Order backlog	75	72	102
Personnel	779	824	829

     Products and Services

     Since 1998, Converting has operated in coordination with Italian Valmet Rotomec (“Rotomec”) and Atlas Converting plc (“Atlas”), a U.K.-based manufacturer of slitter rewinders, vacuum metallizing machines and sheet cutters for the converting business, acquired in 1997. Converting offers a wide range of machines for the packaging and printing industries and is one of the world’s leading suppliers of converting equipment in this field. Converting consists of four subunits, two in the United Kingdom and two in Italy.

     The principal products of Converting are slitter rewinders, vacuum metallizing equipment and rotogravure and flexo printing machines for the packaging industry.

     Rotomec specializes in packaging printing machines and special coating and laminating machines. Rotomec produces packaging industry machines for various materials, such as paper, board, aluminum, and plastic sheets. Rotomec also produces printing machines for the production of wallpaper and interior furnishing materials. Management believes that Rotomec is one of the world’s leading suppliers of these kinds of machines.

     Atlas specializes in slitter rewinders and vacuum-metallizing equipment for the treatment of paper, film and aluminum foil for the converting industry. Atlas is one of the world’s largest slitter producers for the converting industry. Its products are mainly used in the film and packaging industries.

     The combined product range of Atlas and Rotomec enables it to supply its customers with a complete converting line. Atlas’ principal product trademarks are Atlas, Titan, and General. Rotomec’s principal trademarks are Rotomec and MAF. Rotomec’s production is located in Casale in Northern Italy. Atlas’ production facilities are located in Bedford, Biggleswade and Heywood in England.

     Markets and Customers

     Customers of Converting are located primarily in Europe and North America, and include companies in the wood-based panels industry throughout the world. Some of the major North American customers of the business include 3M Company, ALGROUP (Lawson Mardon), AMCOR, Avery Dennison, Eastman Kodak, Reynolds Metals, Du Pont, Exxon-Mobil and Proma Technologies. Major customers in Europe include Hoechst (Germany), Pechiney (France), Raflatac (Finland), Felix Schoeller (Germany), Huhtamäki van Leer (The Netherlands, Finland), Moplefan (Italy) and Mobil Corporation.

     Marketing

     The products of Converting are marketed through relationships with various contractors in its key market areas. It does not typically maintain formal distribution contracts with its network of contractors. It currently has one sales agent located in the United States who is responsible for the U.S. market. In addition, Converting maintains a marketing and sales team to support its sales and to develop marketing strategies.

     Competition

     Converting operates in a highly competitive marketplace. In the market for packaging materials, some of the principle competitors include Windmöller & Hölscher, Reifenhauser, Davis Standard, Bopst Schiavi, Comexi and Jagenberg. In the plastic films market, the principal competitors are Bruckner, Mitsubishi, Davis Standard, DMT, Jagenberg and Wickeltechnik. In the paper and film converting market, the major competitors are Kroenert, Polytype, Black Clawson, Faustel, PCMC, Jagenberg, Davis Sandard and Wickeltechnik.

Forest machines

     On April 28, 2000, we sold our Forest Machines division, Timberjack, which manufactured and sold logging equipment, to Deere & Company for an aggregate sale price of €644 million. The divestment of Timberjack represented part of our strategy of concentrating on our core business areas serving the process industries. In accordance with our strategy, the proceeds from the sale of Timberjack were used to invest in our core business areas as well as to develop the Metso Future Care business concept.

     The following table sets forth certain financial data regarding Timberjack for the year ended December 31, 2000 to the date of the divestiture:

As of and for the
period ended
April 28, 2000

(€ millions, except
personnel data)
Net sales	179
Operating profit	13
Capital employed	224
Capital expenditures	0
Research and development	5
Order backlog	82
Personnel	2,028

     Timberjack was the world’s leading manufacturer of logging equipment in 1999 and was involved with the design, assembly and sale of logging machinery and attachments for mechanized timber harvesting and transport, as well as for roadside log handling. It also sold service parts and provided after-sales services. Its product range covered approximately 90 percent of the global demand for mechanized logging systems.

     Through Timberjack, we had production plants in Canada, Finland, Sweden, the United States and New Zealand, which operated through a worldwide marketing network, including approximately 60 independent dealers with more than 300 sales outlets.

Significant Subsidiaries

     Metso Corporation, our Finnish parent company, holds the majority of our operating assets in Finland, while assets outside of Finland are held through regional or divisional subsidiaries. During 2001, we changed a number of the names of our subsidiaries by eliminating the reference to Valmet, Nordberg and other predecessor entities, except for Valmet Automotive Oy and the subsidiaries that already contain the Metso name. Our significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, are as follows, each of which is wholly-owned by Metso Corporation:

Company Name	Country of Incorporation

Metso Paper Oy	Finland
Metso Minerals Industries Inc.	United States

Associated Companies

     We currently own 35.8 percent of Allimand S.A., which has an equity value of approximately €5 million; 48.3 percent of Valmet-Xian Paper Machinery Co. Ltd., which has an equity value of approximately €4 million; and 50 percent of Shanghai Neles-Jamesbury Valve Co. Ltd., which has an equity value of approximately €3 million.

Raw Materials

     Each of our business areas procures the raw materials and subcomponents required for its operations from a network of multiple subcontractors and suppliers. Except with respect to certain key raw materials, we do not typically enter into long-term supply agreements, although we have long-term relationships with our network of suppliers. No business area is dependent on a single supplier, and we have identified replacement suppliers in the event that a particular supplier is unable to meet our production requirements. In addition, we manufacture internally many key parts and subcomponents that are required for our operations.

     The types of raw materials and subcomponents that we use vary widely within each of our business areas. The most important are hardware, software and computer applications that are required by Metso Automation in the production of various technologies, as well as steel and other metals and minerals that are required for Metso Minerals’ operations. We have long-term supply agreements for these key materials, which are priced to follow prevailing market prices. However, we are not dependent on any single supplier and may procure these raw materials and subcomponents from multiple sources, including the open market. In addition, certain of our business areas require special raw materials. For example, Metso Paper requires rubber, polyurethane, composite and hard coatings in the production of paper machines, including roll covers. Also, Metso Minerals requires manganese, which is a mineral of limited global supply, in the production of castings for various wear parts. No individual supplier or supply agreement is material.

     See “Item 3. Key Information—Risk Factors” for a discussion of the risks associated with our reliance on subcontractors to procure raw materials and subcomponents.

Seasonality

     Seasonal variations affect, to a relatively limited extent, the net sales of our Metso Minerals and Metso Automation business areas, mainly due to seasonality in our customers’ operations. Due to the timing and purchasing decisions in certain of our customer segments, sales to such customer segments are typically higher in the fourth quarter than during the other quarters of the year. The seasonality in Metso Mineral’s customers’ operations is primarily a result of weather conditions. Net sales of Metso Mineral’s Compaction & Paving business line are highest in the second quarter of the year, as customers make required machinery investments to construct roads in summer months. Demand by Metso Automation’s customers is lowest in the first quarter, and also Metso Automation’s third quarter sales tend to be lower than second quarter sales due to weakened customer demand during summer holidays. Metso Paper’s net sales are also somewhat affected by seasonality for similar reasons as those discussed above. However, because the projects tend to be long-term and are recognized each quarter based on the percentage of completion, the impact of seasonal variations on Metso Paper’s net sales is not as great as in our other business areas.

Dependence on Intellectual Property

     We are committed to value creation and enhancement of shareholder interests through our ownership of intellectual property rights, which include the Metso brand, patents, utility models, design protections, trademarks, copyrights and domain names. We also concentrate on seeking protection for our value-adding intellectual property rights. We have systematic intellectual property management and harmonized, corporate-wide practices.

     We seek to manage our intellectual property rights portfolios in a way that supports both competitiveness and technological leadership in our businesses. In 2002, Metso’s patent portfolio, including 7,900 patents and 4,300 pending applications, was evaluated, screened and developed with current and future business needs and possibilities in mind.

     Our employees file approximately 800 invention disclosures annually. In 2002, protection, for example, in the form of patents was sought for approximately 250 new inventions ranging from new business methods through automation and whole product lines to specific component parts.

Governmental Regulation and Environmental Matters

     Our operations are subject to various local laws of the countries in which we operate, including the United States federal, state and local environmental laws and regulations. Under various environmental laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), an owner or operator of property may become liable for the costs of remediation or removal of certain hazardous substances on its property, regardless of whether the owner or operator knew of, or was responsible for, the release of such substances. In addition, a generator of hazardous substances may be responsible for all or a portion of remedial and investigatory costs at offsite disposal locations. There are currently no CERCLA claims pending against us.

     Metso Minerals Industries Inc., previously Nordberg Inc., a company belonging to the Metso Minerals business area, has been named, together with a number of other parties, as a potentially responsible party (“PRP”) for the remediation of two Wisconsin landfills (Hunt and Muskego), which have been designated as superfund sites under CERCLA. As a PRP, Metso Minerals Industries Inc. is jointly and severally liable for the clean-up costs of such sites. With respect to Hunt landfill site, Metso Minerals Industries Inc., together with the other named PRPs, has entered into a consent decree with the U.S. government pursuant to which Metso Minerals and such other parties have agreed to cover the clean-up costs of the Hunt site, which had been estimated to be in the range of U.S.$13 million to U.S.$22 million. Metso Minerals Industries Inc. has a 6.3 percent share of the clean-up costs and is also covered by an indemnification agreement with a previous owner of Nordberg. Construction at the Hunt site was completed in 1996 and Metso Minerals has paid a total of approximately U.S.$400,000 for the clean-up costs. Additional work at the Hunt site may be required at an estimated cost to Metso Minerals Industries, Inc. of approximately U.S.$200,000. With respect to the Muskego site, there is an administrative order in place, with a total estimate of U.S.$15 million for design and clean-up costs, of which the share of the previous owner and Metso Minerals is expected to be at the level of the already paid U.S.$125,000. No activities at the Muskego site have occurred since 1996. Management estimates that Metso Minerals’ maximum remaining liability with respect to the Hunt and Muskego sites will not exceed U.S.$300,000, and that the reserves of U.S.$267,000 for the remediation costs of the two landfill sites will be sufficient for any remaining liability due to above reasons and the fact that no activity on these sites has occurred for several years.

     In addition to the two landfill sites mentioned above, and ordinary environmental concerns attached to old industrial facilities (such as potential asbestos in building materials, lead paint, and storing of oil, solvents and paint), Metso Minerals Industries Inc. is the owner and operator of a major industrial facility at Milwaukee, Wisconsin, at which manufacturing operations have been carried out since early 1900s. According to Phase I level evaluations made, the facility possesses several underground storage tanks, and had extensive foundry operations since 1900s. To date, no known adverse environmental impacts have been identified at the site. Metso Minerals’ current plan is to continue to operate at the site. Should in the future the use of the site change or should the facility become subject to sales process, it has been estimated that some remedial costs may be required pursuant to Phase II level investigation outcome. In such case, the estimated future remedial cost may amount to a range of U.S.$100,000 to U.S.$1 million. Although considered unlikely, should widespread impacts be found, the exposure is estimated to be within the range of U.S.$500,000 to U.S.$5 million. As no change of use or sale of the site is contemplated, no reserves have been made at the moment for any future remedial costs.

     As a result of the acquisition of Svedala, Metso Minerals has two sites with certain environmental concerns. The first is a former manufacturing site in Mt. Olive, New Jersey, which Svedala acquired in 1992. The company acquired by Svedala operated this site from 1955 to 1987. With the closing of manufacturing operations in 1987, the New Jersey Industrial Site Recovery Act triggered an environmental assessment. Both soil and groundwater contamination were identified. The source of most of the contamination was traced back to prior owners and operators of the property, which had been an industrial site since the early 1900s. All known contaminated soil has been removed and the State of New Jersey Department of Environmental Protection (“NJDEP”) has issued a “No Further Action” letter regarding the soil. To date, only groundwater monitoring has been performed. Originally a natural attenuation alternative was proposed, which relies on environmental factors such as biological degradation, dilution and dispersion to reduce the concentration of contaminants in the groundwater to acceptable levels. An in situ groundwater treatment program to lower the levels of contamination in the groundwater in support of the natural attenuation alternative has now been approved by the NJDEP. A U.S.$680,000 reserve has been established to cover the in situ groundwater treatment during 2003 and continued monitoring for the next five years. The second site with environmental concerns is a former manufacturing property in Danville, Pennsylvania. Both soil and groundwater are contaminated with oil from the manufacturing process. In conjunction with the state of Pennsylvania, an approved remediation plan is being developed. Some soil remediation has already been completed. Two additional areas of concern need to be investigated and possibly remediated. Since the extent of the contamination is not fully known, a U.S.$1,900,000 reserve is our best estimate of potential remediation costs at this time.

     Metso Panelboard, part of the Metso Ventures business area, has previously owned a site with certain environmental concerns. The site, located in Belgium, was owned by De Mets, a company divested in 2001. Pursuant to the sale agreement, we are required to provide the purchaser with an environmental report, certified by the Belgian authorities, to the effect that the soil at the site has not been contaminated. Consequently, a third party is currently conducting an environmental assessment at the site. Based on this assessment we will receive a report, which we will then submit to Belgian authorities for certification. If deemed necessary, we will develop and initiate a remediation plan. In accordance with the conditions of the sale agreement, we have estimated that our responsibility for remediation costs will be limited to €1 million, which we recognized as a reserve in connection with the disposal.

     Environmental awareness and environmentally focused technology solutions are an essential part of our competitiveness. We develop solutions that improve eco-efficiency of our customers’ industrial core processes. Our objective is to reduce the environmental impact of products and processes throughout their life cycle.

     In June 2000, we signed the ICC’s Business Charter for sustainable development, which compliments the environmental management principles of our own environmental policy. We expect that our most significant production sites will comply with ISO14001 environmental management systems in the future. In 2002, the ISO14001 certification was granted to eight Metso sites, and the sites with the certification currently total 29. By the end of 2002, the ISO14001 systems covered 58 percent of our production activity. When systems currently under development will be certified, 78 percent of our production activity will be covered. We were selected for the fourth time as a component in Dow Jones Sustainability Index World (“DJSI”) for the period 2002-2003. We also feature in the new European sustainability index, DJSI STOXX. In 2002, we were also included for the first time in the FTSE4Good corporate social responsibility index.

     We are committed to full compliance with all applicable national and international laws, regulations and generally accepted practices. Our environmental reporting procedure covers operating sites with significant environmental impacts. Overall compliance with site-level permit conditions was good in 2002. No major non-compliance situations were observed. Minor clean-up activities on contaminated soil were carried out on two sites and on five sites further investigations and tests are being conducted. However, we anticipate that these cases do not result in material financial consequences for us. Management is not aware of any other current environmental matters that could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

Property, Plants and Equipment

     Our principal executive offices are located at Fabianinkatu 9 A, Helsinki, Finland. We own the premises.

     As of December 31, 2002, our principal manufacturing facilities included the following:

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities

Metso Paper
Sundsvall, Sweden	Owned	273,960	Pulping Machinery
Valkeakoski, Finland	Owned	214,511	Stock Preparation Equipment and Refiners
Hagfors, Sweden	Owned	53,036	Refiner Segments
Tokyo, Japan	Leased	10,206	Refiner Segments
Hollola, Finland	Owned	74,000	Roll Handling
Jyväskylä, Finland	Owned	1,375,000	Large-sized Paper Machines, Foundry
Järvenpää, Finland	Owned	648,000	Paper Finishing Machines
Kotka, Finland	Owned	425,000	Medium-sized Paper Machines, Pulp Dryers
Turku, Finland	Owned	500,000	Air Drying Systems
Gorizia, Italy	Owned	94,000	Air Drying Systems
Bergamo, Italy	Owned	79,000	Printing Presses
Corbeheim, France	Leased	29,000	Roll Covering
Appleton, Wisconsin, United States	Owned	155,000	Finishing Products, Roll Service
Biddeford, Maine, United States	Owned	81,000	Air Drying Systems, Non-woven Paper Machines
Hudson Falls, New York, United States	Owned	38,000	Service Center, Non-woven Paper Machines
Montreal, Canada	Owned	354,000	Service Center, Components
Thunder Bay, Canada	Leased	46,000	Air Drying Systems
Laem Chabang, Thailand	Owned	69,000	Service Center
Aiken, South Carolina, United States	Owned	124,400	Roll Covering
Clarks Summit, Pennsylvania,
United States	Owned	110,000	Roll Covering
Columbus, Mississippi, United States	Owned	149,079	Roll Covering
Federal Way, Washington, United States	Owned	62,683	Roll Covering
Neenah, Wisconsin, United States	Owned	111,360	Roll Covering
Sorocaba, São Paulo, Brazil	Owned	40,742	Service Center
Wuxi, P.R. China	Owned	40,969	Service Center
Valmet-Xian, Xi’an, P.R. China	Leased	1,162,550	Paper and Board Machines, Foundry, Air Drying Systems
Metso Minerals
Tampere, Finland	Owned	799,010	Rock Crushers, Castings
Milwaukee, Wisconsin, United States	Owned	649,852	Rock Crushers
Macon, France	Owned	532,723	Rock Crushers and Vibrating Equipment
Vereeniging, South Africa	Owned	330,386	Rock Crushers
Isithebe, South Africa	Leased	602,140	Manganese Spare Parts
Sorocaba, São Paulo, Brazil	Owned	898,910	Rock Crushers, Vibrating Equipment, Compactors, Castings
Dungannon, United Kingdom	Owned	56,000	Screens
Gastonia, North Carolina, United States	Owned	168,000	Vibrating Equipment
Vicálvaro, Spain	Owned	80,000	Crusher Spare Parts and Vibrating Equipment
Newcastle, Australia	Owned	132,500	Vibrating Equipment and Spare Parts
Bawal, India	Owned	302,571	Crushers, Vibrating Equipment and Pumps
Ahmedabad, India	Owned	350,076	Castings and Parts for Crushers and Pumps
Matamata, New Zealand	Owned	62,400	Rock Crushers and Spare Parts
Tianjin, P.R. China	Owned	46,466	Rock Crushers
Düsseldorf, Germany	Owned	420,223	Metal Recycling Machines
Ketsch, Germany	Owned	98,813	Vibrating Equipment
Vina del Mar, Chile	Owned	538,250	Wear Protection and Conveyors
Colorado Springs, Colorado, United States	Owned	140,458	Pumps and Process Equipment, Castings

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities

Pittsburgh, Pennsylvania, United States	Leased	90,000	Bulk Material Handling
Sala, Sweden	Owned	247,570	Slurry Pumps and Process Equipment
York, Pennsylvania, United States	Owned	131,965	Mill Equipment and Parts
Keokuk, Iowa, United States	Owned	98,000	Rubber Manufacturing
Warrenton, Missouri, United States	Owned	150,000	Wire Screen Surface Manufacturing
North Bay, Canada	Owned	55,000	Rubber Manufacturing
Belleville, Canada	Owned	58,000	Idler Manufacturing
Clarksdale, Mississippi, United States	Leased	138,400	Conveyor Component Manufacturing
Perth, Australia	Owned	48,438	Rubber Manufacturing
Ersmark, Sweden	Owned	131,320	Rubber Manufacturing
Trelleborg, Sweden	Leased	242,100	Rubber Manufacturing
Moers, Germany	Owned	47,361	Conveyor Belts
Tampere, Finland	Owned	96,875	Conveyor Belts
Kongsvinger, Norway	Leased	107,639	Conveyor Belts
Evergem, Belgium	Leased	46,285	Conveyor Belts
Karlskrona, Sweden	Owned	452,084	Rollers
Ljungby, Sweden	Leased	161,460	Light Equipment
Wardenburg, Germany	Owned	129,170	Pavers and Planers
Lingen, Germany	Owned	161,460	Pavers
Saint Valery-en-caux, France	Owned	89,340	Concrete Equipment
Wuqing, P.R. China	Owned	75,350	Rollers and Pavers
Metso Automation
Helsinki, Finland	Leased	388,500	Valves and Accessories
Tampere, Finland	Owned	312,000	Automation Systems
Houston, Texas, United States(1)	Leased	62,000	SCADA Systems
Calgary, Canada(1)	Leased	48,000	SCADA Systems
Shrewsbury, Massachusetts, United States	Owned	250,000	Valves and Accessories
Chihuahua, Mexico	Leased	186,200	Valves
Lansdale, Pennsylvania, United States	Leased	84,700	Control Systems
Kajaani, Finland	Leased	80,100	Specialty Analyzers
Toronto, Canada	Leased	65,000	Automation Technology Center
Wittenheim, France	Leased	43,400	Valves
Metso Ventures
Pori, Finland	Owned	249,000	Hired to an external manufacturer
Parkano, Finland	Owned	249,946	Gears 50% and the rest hired to an external manufacturer
Jyväskylä, Finland	Owned	183,645	Gear Manufacturing and Service
Karkkila, Finland	Owned	126,000	Gear Manufacturing and Service
Cambridge, Ontario, Canada	Leased	35,000	Gears
Wuppertal, Germany	Leased	65,781	Gears
Uusikaupunki, Finland	Owned	1,216,000	Car Assembly
Converting
Heywood, United Kingdom	Owned	102,000	Converting Machines
Casale, Italy	Owned	198,000	Laminating and Printing Presses
Bedford, United Kingdom	Owned	96,500	Converting Machines
Biggleswade, United Kingdom	Owned	72,700	Converting Machines

(1)	Sold in February 2003.

     We believe that the production capacity of each of our production plants is adequate and suitable for our current business needs and that suitable additional or alternative space would be available in the future, if necessary, on commercially reasonable terms.

Item 5. Operating and Financial Review and Prospects

     The information in this “Item 5. Operating and Financial Review and Prospects” concerning the financial condition and the results of operations of Metso refers to the consolidated financial statements included in this annual report, which are prepared in accordance with Finnish GAAP. Finnish GAAP differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net income and shareholders’ equity reported under Finnish GAAP to the amounts determined under U.S. GAAP, and a discussion of the principal differences between Finnish and U.S. GAAP are set out in Note 31 to our consolidated financial statements.

Business Environment

     Our principal customer industries are pulp and paper, construction and civil engineering, mining and other process and energy industry.

     In 2002, uncertainty in the global economy was reflected in our market environment and product demand throughout the year, especially in the important U.S. and German markets. The development in the Chinese market was positive. The demand for aftermarket services was good, and they accounted for 33 percent of our net sales compared with 27 percent in the previous year. Our order backlog at the end of the year was ten percent lower than at the end of 2001. The market for Metso Paper was satisfactory. Major paper machine projects were ongoing mainly in Canada, China and Europe. We also strengthened our market position in tissue and pulping lines. The U.S. markets remained slow throughout the year with rebuilds pending mainly in Europe. The demand for Metso Paper’s aftermarket and maintenance services was good. The demand for Metso Minerals’ products supplied to the construction and civil engineering industries was good in Europe, except for Germany. In the U.S. markets, on the other hand, the demand continued weak. The demand for mining industry products strengthened slowly during the year in the southern hemisphere, but was modest elsewhere. The demand for Metso Minerals’ aftermarket and maintenance services was good. The demand for Metso Automation’s products was satisfactory except for the United States, where the market was weak the entire year.

     In 2001, there was a clear slowdown in the global economic activity. This was indicated by the lower value of new orders we received, which was down by 11 percent on the previous year. The demand for our products was at a good level in the first half of 2001, and during the second half the orders received remained at a satisfactory level despite increasing uncertainty in our principal markets in Europe and North America. The intake of new orders in the last quarter of 2001 was stronger than in the two preceding quarters. The demand for Metso Paper’s products was satisfactory. The orders for new paper machine lines were received mainly from China and Europe. The demand in North America weakened, and was mainly focused on rebuilds of paper and pulp lines and on service. In general, the demand for aftermarket services remained good. For the Metso Minerals, the demand in the civil engineering industry in 2001 was relatively good in Europe, except for Germany, but weakened clearly in North America. In the mining industry, the demand was quiet in North America, but remained at previous year’s level in the southern hemisphere. For the Metso Automation, the demand was good to satisfactory in Europe. There was a clear weakening of demand in North America. However, the demand was strong in China and Brazil.

     In 2000, favorable market conditions in the pulp and paper industries in Europe and North America led to increased investment by market participants, which resulted in increased demand for the products of Metso Paper and Metso Automation in these regions, as well as in Asia and particularly in China. The demand for Metso Minerals’ construction and civil engineering products increased steadily through the first half of 2000 but slowed during the latter half of 2000 due to uncertain economic conditions in the United States, rising oil prices and interest rates. Investment by the mining industry improved slightly in the second half of 2000, leading to an increased demand for Metso Minerals’ mining products during the last six months of 2000.

Recent Developments

Recent Acquisitions

Acquisition of Svedala

     In September 2001, our Metso Minerals business area was strengthened by the acquisition of Svedala. In July 2000, we made a public offer to acquire all the shares in Svedala, a global supplier of products and services for the rock and mineral processing industry based in Sweden. The competition authorities of the European Union and the United States examined the effects of the acquisition and, in September 2001, gave their clearance under certain conditions. The acquisition was completed on September 14, 2001 and the integration of the acquired businesses into the Metso Minerals was begun immediately.

     The cost of acquiring the shares of Svedala was €943 million. The acquisition price, before deduction of Svedala’s interest-bearing debt, was €1,371 million. The acquisition was financed with cash assets and a syndicated bank loan. The amount of debt assumed for the acquisition increased our gearing to 84.8 percent. At the end of 2002 our gearing had decreased to 80.6 percent. Our objective is further reduce the gearing by disposing of non-core assets, such as Converting, and by releasing Metso Minerals’ working capital tied up in inventories and sales receivables.

     The approvals from the U.S. Federal Trade Commission (the “FTC”) and the EU Commission were subject to certain conditions. To address the concerns of the FTC, we divested our grinding mills operations, which had annual net sales of approximately €25 million and approximately 30 employees. The grinding mills operations, which comprised rod and ball mills, semiautogenous and autogenous mills, were sold to Outokumpu Mintec Oy on September 20, 2001. Furthermore, to address the concerns of the FTC, and to fulfill the conditions for the approval of the EU Commission, we divested certain parts of Svedala’s crushing and screening operations, including jaw crushers, cone crushers, horizontal shaft impact crushers, certain screens, feeders and conveyors as well as current Nordberg primary gyratory product ranges and related aftermarket capabilities. The crushing and screening operations had net sales of approximately €150 million for the year 2000 and approximately 900 employees. The operations were sold to Sandvik AB, a Swedish industrial group, on October 1, 2001.

     Svedala had annual net sales of €1.7 billion for the year ended December 31, 2000. Upon consummation of the acquisition, we combined Svedala with our Metso Minerals business area. Svedala was a global manufacturer of equipment and systems for the construction, mining and mineral processing industries, producing a wide range of products: crushing and screening equipment, grinding mills, pelletising plants, conveyors, compactors and asphalt pavers. A substantial portion of the total sales consisted of aftermarket activities, including maintenance and spare parts. The Svedala acquisition made us a global market leader in rock and mineral processing systems. It also provided us with a second strong business area alongside fiber and paper technology.

     At the beginning of the integration process, it was estimated that the annual synergy benefits of integration would amount to €70 million and would be realized in full in 2003. Later, the target was raised to €90 million, of which we estimate more than one-half was realized in 2002. By the end of the year 2002, 12 production plants, mostly in the United States, had been closed down or sold. In addition, as a result of the integration of distribution operations, about 70 distribution and service units were closed. Metso Minerals also divested or closed four non-core businesses; Svedala Robot B.V., Kranlyft Ab, Interconsult i Falkenberg Ab and Oy Rolac Ab. The combined net sales of these units totaled €79 million in 2001. The total nonrecurring restructuring expenses arising from the acquisition were €72 million (€90 million net of tax benefits of €18 million) by the end of 2002.

Other Acquisitions

     In September 2002, Metso Paper became the sole owner of Scandinavian Mill Service Oy by acquiring YIT Installaatiot Oy’s shareholding of Scandinavian Mill Service. Before the acquisition our holding was 49 percent. Scandinavian Mill Service specialized in the paper industry service and maintenance operations. The acquisition was part of the development of the Metso Future Care business concept.

     In December 2001, we became the sole owner of Valmet-Raisio by acquiring Raisio Chemical’s minority holding. Before the acquisition, our holding was 51 percent. Valmet-Raisio was one of the world’s leading companies in the field of water and chemical systems management, which is crucial to the development of new paper machine solutions. In the future, we will develop water and chemical system management in parallel with the other solutions that we have developed in order to lower the environmental effect of our products.

Recent Divestitures

     In February 2003, Metso sold its NMS companies, part of the Metso Automation business area, to Telvent of Spain. NMS provides SCADA and information management solutions. NMS employed over 400 persons and had annual net sales of approximately €59 million in 2002.

     In January 2003, we sold our hydraulic power transmission unit, Metso Hydraulics, which was part of the Metso Ventures business area to Sampo-Rosenlew Oy. Metso Hydraulics net sales in 2001 totaled €18 million and it employed 120 persons.

     In December, 2002, we finalized the divestment of Hodge Foundry in Greenville, Pennsylvania to a group of investors including the local management. The foundry employs 90 persons and had net sales of U.S.$10 million in 2002.

     In August 2002, we sold the assets of our construction equipment distribution company, Oy Rolac Ab, in Finland, to Bilia AB of Sweden. Rolac’s net sales in 2001 were approximately €50 million and it employed approximately 90 persons. Rolac came into Metso Minerals’ possession in the Svedala acquisition.

     In July 2002, we sold Svedala Robot B.V. in The Netherlands to ITT Industries of the United States. Svedala Robot B.V. manufactures submersible pumps and pump systems used in wastewater applications. Its net sales in 2001 were approximately €10 million and it employed 75 persons. The transaction is one of the planned divestitures announced by Metso Minerals to dispose of its non-core businesses after the acquisition of Svedala.

     In June 2002, we sold our engineering workshop in Cedar Rapids, Iowa, to the operating management of the factory. The factory came into Metso Minerals’ possession in the Svedala acquisition.

     In April 2002, we sold Metso Works, a company with engineering workshop operations in Pori, Parkano and Loviisa, Finland, to Hollming Oy of Finland. Metso Works’ net sales in 2001 totaled €38 million and it employed 532 persons.

     In May 2002, we closed down the conveyor belt production unit in Hamburg, Germany. The unit employed 95 persons and its net sales were €11 million in 2001.

     In February 2002, we restructured our operations in the United States as a consequence of the Svedala acquisition. We discontinued manufacturing operations in Appleton and Clintonville, both in Wisconsin, and move them partly to Milwaukee, Wisconsin and partly to Gastonia, North Carolina with consequent personnel reductions of approximately 200.

Critical Accounting Policies

     The preparation of our consolidated financial statements in accordance with Finnish GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our estimates and assumptions are reasonable. However, actual results and the timing of the recognition of such amounts could differ from those estimates. We have identified the following critical accounting policies and estimates utilized by our management in the preparation of our consolidated financial statements.

Accounts Receivable

     Our policy is to maintain an allowance for bad debts based on our best estimate of the amounts that are potentially uncollectable at the balance sheet date. We base our estimate on a systematic, on-going review and evaluation that we perform as part of our credit-risk evaluation process. As part of this evaluation, we take into account our history of collections, the size and compositions of the receivable balances, current economic events and conditions and other pertinent information.

     We believe that the accounting estimate related to the establishment of a reserve for credit losses is a critical accounting estimate because:

     (1)  the evaluation is inherently judgmental and requires the use of significant assumptions about expected customer default amounts that may be susceptible to significant change; and

     (2)  changes in the estimates regarding the allowance for bad debts could have a significant impact on our financial statements.

Pensions

     In accordance with U.S. GAAP, we determine our pension benefit expense at the end of the calendar year based on assumptions that include a weighted average expected return on plan assets. Pension benefit expense was €42 million for 2002 and €38 million in 2001, which is based on the expected return on plan assets of 7.9 percent and 8.1 percent at December 31, 2002 for 2002 and 2001, respectively.

     Actual experience different than that assumed and changes in assumptions can result in gains and losses that are not yet recognized in our consolidated financial statements. We recognize amortization of any unrecognized gain or loss as a component of our pension expense if, as of the beginning of the year, such unrealized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan’s assets. In such case, the amount of amortization expense we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under this plan.

     In addition, we also make an assumption related to the discount rate to be used in the calculation of the current year pension expense and pension liability balance. This rate may not be indicative of actual rates realized in the market.

Allowance for Slow-Moving and Obsolete Inventory

     Our policy is to maintain an allowance for slow moving and obsolete inventory based on our best estimate of such amounts at the balance sheet date. We base our estimate on a systematic, on-going review and evaluation of inventory balances. As part of this evaluation, we also consider the average age of the inventory as compared to anticipated necessary levels for future periods. We believe that the accounting estimate related to the establishment for inventory obsolescence reserves is a critical accounting estimate because:

     (1)  the evaluation is inherently judgmental and requires the use of significant assumptions about expected future sales levels, which may be susceptible to significant change; and

     (2)  changes in the estimates regarding the allowance for inventory obsolescence could have a material impact on our financial statements.

Revenue Recognition

     We deliver to our customers complete installations, where the moment of signing a sales contract (firm commitment) and the final reception of a delivery by the customer can take place in different financial periods. In accordance with our accounting principles, we apply the percentage of completion method (“POC method”) for recognition of such long-term delivery contracts. In year 2002, approximately one-fourth of our net sales were recognized under the POC method, either by using the so-called milestone method (based on predetermined milestone) or the cost-to-cost method. We use the POC method since reasonably dependable estimates of the revenue and costs applicable to a contract can be established. A projected loss on a firm commitment is recognized in income, when a contract becomes binding to us. The revenue, the costs and profit, including the planned delivery schedule, of the projects are subject to regular revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. As the reliability of cost estimates is based on our experience in manufacturing and delivering paper machines, pulp making lines and complete crushing installations, we do not apply the POC method for sales where we consider that the final outcome of the project and related costs cannot be pre-established reliably. Currently, we do not have any such projects.

Accounting for Income Taxes

     As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions and countries in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and cost reserves, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we include an expense in the tax reserve in the income statement.

     Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of €110 million as of December 31, 2002, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of operating losses carried forward for certain foreign subsidiaries before expiration and the final outcome of tax audits in some subsidiaries. The valuation allowance is based on our estimates of taxable income by country in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which we do not expect to have a material impact our financial condition and results of operations.

     The net deferred tax asset as of December 31, 2002 was €73 million, net of a valuation allowance of €110 million.

Allocation of Excess Purchase Price to Acquired Assets

     In accordance with our accounting principles, we allocate excess purchase price to acquired tangible and intangible assets and liabilities. Whenever feasible, we use as a basis for such allocations the readily available market values to determine the fair value basis. However, when this is not possible, as often is the case with long-lived intangible assets and certain assets with no active markets or available price quotations, the valuation is based on past performance of the asset and its intended future use in our business. The appraisals, which are based on current replacement costs, discounted cash flows and estimated selling prices depending on the underlying asset, require management to make estimates and assumptions of the future use of these assets and their impact on our financial position. Any change in our future business priorities and orientations may affect the planned outcome of initial appraisals.

Valuation of Long-Lived Assets and Intangible Assets and Goodwill

     We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Triggering events for impairment reviews include the following:

•	material permanent deterioration in the economic or political environment of our customers or our own activity;

•	significant under-performance relative to expected historical or projected future performance; and

•	significant changes in our strategic orientations affecting the business plans and previous investment policies.

     Our accounting policy related to the annual impairment test for goodwill and other indefinite-lived intangibles is based on numerous estimates. We have a significant amount of goodwill related to acquisitions in prior years that is no longer amortized in accordance with U.S. GAAP. We believe that the accounting estimates related to the recoverability of the carrying value of goodwill and intangible assets are critical accounting estimates because:

     (1)  The valuation is inherently judgmental and highly susceptible to change from period to period because it requires us to make assumptions about future supply and demand related to our individual business units; what future sales prices will be and what cost savings will be achievable;

     (2)  The value of the benefit that we expect to realize as a result of the Svedala acquisitions are inherently subjective;

     (3)  In accordance with U.S. GAAP, we determine the fair value of the reporting units using a weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market, if incremental borrowings are necessary; and

     (4)  The impact of an impairment charge could be material to our financial statements.

     If we fail to meet our forecasted sales levels, fail to achieve our anticipated cost reductions, or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting units may be adversely affected, resulting in impairment charges.

Reserve for Warranty Costs

     Our warranty reserve is based on the history of past warranty costs and claims for machines and equipment under warranty. The usual warranty period is 12 months from the date of customer acceptance of the delivered equipment. For larger projects, the average warranty period is two years. For sales involving new technology and long-term delivery contracts, additional warranty reserves can be established on a case by case basis to take into account the potentially increased risk. While we believe that our warranty reserve is adequate and that the judgment applied is conservative, the amounts estimated to become due and payable could differ materially from what will actually transpire in the future.

Results of Operations

     In January 2001, we restructured our internal organization in a manner that caused the components of our reportable segments to change. As a result of this restructuring, our reportable segments are currently Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. In March 2002, Metso Panelboard, comprising our panelboard operations, which were carried out through Metso Paper, was transferred to Metso Ventures. In November 2002, we signed a memorandum of understanding on the sale of Converting, previously part of Metso Paper. Consequently, Converting is now reported separately under Discontinued Operations. The financial information discussed below reflects our January 2001, March 2002 and November 2002 restructurings. See “Item 4. Information on the Company—Corporate Structure” for a description of our corporate restructuring.

     The table below sets forth our net sales by business area for the three most recent years in accordance with Finnish GAAP:

	Year ended December 31,

	2000	2001	2002

		(€ millions)
Metso Paper	1,956	2,209	1,812
Metso Minerals	561	913	1,819
Metso Automation	644	693	622
Metso Ventures	482	489	374
Intra Metso Net Sales	(107)	(137)	(96)

Continuing Operations	3,536	4,167	4,531
Discontinued Operations
Forest Machines	179	—	—
Converting Equipment	176	176	160

Metso Total	3,891	4,343	4,691

     The table below sets forth our operating profit (loss) by business area for the three most recent years in accordance with Finnish GAAP:

	Year ended December 31,

	2000	2001	2002

		(€ millions)
Metso Paper	117.2	167.6	118.2
Metso Minerals	27.7	14.7	51.4
Metso Automation	45.0	17.3	16.3
Metso Ventures	15.5	28.2	14.9
Corporate Headquarters and other	(18.6)	15.5	(24.9)

Continuing Operations	186.8	243.3	175.9
Discontinued Operations
Forest Machines	13.3	—	—
Converting Equipment	0.0	3.0	(8.9)

Total	200.1	246.3	167.0

Results of Operations for the Year Ended December 31, 2002, compared to the Year Ended December 31, 2001

Net Sales

     The Group. In 2002, our total consolidated net sales were €4,691 million, compared to net sales of €4,343 million in 2001, representing an increase of €348 million, or 8.0 percent. The increase was due to the Svedala acquisition. Excluding the effect of the Svedala acquisition, our total consolidated net sales in 2002 were lower than in 2001. Metso Paper accounted for 38 percent, Metso Minerals 38 percent, Metso Automation 13 percent and Metso Ventures 8 percent of our net sales. Converting accounted for 3 percent of net sales. In 2002, 92 percent of our net sales or €4,320 million were derived from exports and international operations, compared to 87 percent or €3,764 million in 2001. Our order intake in 2002 amounted to €4,646 million, representing an increase of €868 million, or 23.0 percent, over €3,778 million in 2001. Our order backlog at December 31, 2002 was €1,589 million, representing a decrease of €183 million, or 10.3 percent, from 1,772 million at December 31, 2001.

     Metso Paper. In 2002, net sales of Metso Paper were €1,812 million, compared to net sales of €2,209 million in 2001, representing a decrease of €397 million, or 18.0 percent. The decrease was due to the fewer deliveries of large paper making lines in 2002. Pulping technology deliveries increased slightly in 2002. Aftermarket and maintenance services accounted for 28 percent of Metso Paper’s net sales compared to 26 percent in 2001. The majority of the decreased net sales were from Finland and North America. In 2002, the demand was mainly for rebuilds, tissue and pulping lines. Metso Paper’s order intake in 2002 amounted to €1,642 million, representing a decrease of €95 million, or 5.5 percent, from €1,737 million in 2001. Metso Paper’s order backlog at December 31, 2002 amounted to €742 million, representing a decrease of €215 million, or 22.5 percent, from €957 million at December 31, 2001.

     Metso Minerals. In 2002, net sales of Metso Minerals were €1,819 million, compared to net sales of €913 million in 2001, representing an increase of €906 million, or 99.2 percent. The increase was due to the Svedala acquisition in September 2001. Excluding the effect of the Svedala acquisition, Metso Minerals’ net sales were lower in 2002 than in 2001. Sales of spare and wear parts were strong throughout 2001 and 2002. Metso Minerals’ order intake in 2002 amounted to €1,860 million, representing an increase of €987 million, or 113.1 percent, over €873 million in 2001. Metso Minerals’ order backlog at December 31, 2002 amounted to €474 million, representing a decrease of €25 million, or 5.0 percent, from €499 million at December 31, 2001.

     Metso Automation. In 2002, net sales of Metso Automation were €622 million, compared to net sales of €693 million in 2001, representing a decrease of €71 million, or 10.2 percent. The decrease was largely due to reduced deliveries of automation systems for the pulp and paper industry and tougher price competition. Metso Automation’s products retained their good position in its principal markets in Europe and North America and increased their position in China. Metso Automation’s order intake in 2002 amounted to €643 million, representing a decrease of €33 million, or 4.9 percent, from €676 million in 2001. The demand for Metso Automation’s products was satisfactory, except in the United States where the market was weak the entire year. Metso Automation’s order backlog at December 31, 2002 amounted to €185 million, representing an increase of €3 million, or 1.6 percent, over €182 million at December 31, 2001.

     Metso Ventures. In 2002, net sales of Metso Ventures were €374 million, compared to net sales of €489 million in 2001, representing a decrease of €115 million, or 23.5 percent. The decrease was due to the decline in panelboard technology and gear deliveries. Metso Ventures’ order intake in 2002 amounted to €411 million, representing a decrease of €29 million, or 6.6 percent, from €440 million in 2001. Metso Ventures’ order backlog amounted to €139 million at December 31, 2001, representing an increase of €28 million, or 25.2 percent, over €111 million at December 31, 2001. The increase was due to the strength of Metso Panelboard orders received in the second half of the year.

     Converting. In 2002, net sales of Converting were €160 million, compared to net sales of €176 million in 2001, representing a decrease of €16 million, or 9.1 percent. Converting’s order intake amounted to €196 million in 2002, representing an increase of €27 million, or 16.0 percent, over €169 million in 2001. Converting’s order backlog amounted to €102 million at December 31, 2002, representing an increase of €30 million, or 41.7 percent, over €72 million at December 31, 2001.

Operating Profit/(Loss)

     The Group. In 2002, our consolidated operating profit was €167 million, compared to an operating profit of €246 million in 2001, representing an decrease of €79 million, or 32.1 percent. The decrease was due to the weakened market situation in Germany and the United States. In addition, the operating losses of Metso Panelboard and Converting as well as the extensive integration carried out in Metso Minerals weakened profitability. Cost of goods sold increased to €3,425 million in 2002 from €3,200 million in 2001 as a result of increased net sales, and decreased as a percentage of net sales to 73.0 percent in 2002 from 73.7 percent in 2001. Our operating margin decreased to 3.6 percent in 2002 from 5.7 percent in 2001.

     Metso Paper. In 2002, the operating profit of Metso Paper was €118 million, compared to an operating profit of €168 million in 2001, representing a decrease of €50 million, or 29.8 percent. The decrease was primarily due to lower net sales and underutilization of production capacity. Metso Paper’s operating margin decreased to 6.5 percent in 2002 from 7.6 percent in 2001.

     Metso Minerals. In 2002, the operating profit of Metso Minerals was €51 million, compared to an operating profit of €15 million in 2001, representing an increase of €36 million. The increase was due to the Svedala acquisition, offset by the effects of extensive integration carried out in Metso Minerals following the Svedala acquisition. Metso Minerals’ operating margin increased to 2.8 percent in 2002 from 1.6 percent in 2001.

     Metso Automation. In 2002, the operating profit of Metso Automation was €16 million, compared to an operating profit of €17 million in 2001, representing a decrease of €1 million, or 5.9 percent. Metso Automation’s operating margin increased to 2.6 percent in 2002 from 2.5 percent in 2001. Profitability was weakened due to lower net sales and underutilization of production capacity.

     Metso Ventures. In 2002, the operating profit of Metso Ventures was €15 million, compared to an operating profit of €28 million in 2001, representing a decrease of €13 million, or 46.4 percent. The decrease was primarily due to lower net sales of Metso Panelboard and also reflected nonrecurring expenses of €8 million due to the restructuring of Metso Panelboard. Metso Ventures’ operating margin decreased to 4.0 percent in 2002 from 5.8 percent in 2001.

     Converting. In 2002, the operating loss of Converting was €9 million compared to the operating profit of €3 million in 2001. Converting’s operation margin decreased to negative 5.6 percent in 2002 from 1.7 percent in 2001.

Income (Loss) before Extraordinary Items and Income Taxes

     In 2002, our income before extraordinary items and income taxes was €93 million, compared to €222 million in 2001.

     Financial income for 2002 was €17 million, compared to €41 million for 2001, representing a decrease of €24 million. Financial expense for 2002 was €91 million compared to €65 million in 2001, representing an increase of €26 million.

     Our net interest bearing liabilities decreased to €1,118 million in 2002, compared to €1,251 million in 2001.

Extraordinary Items

     Income and expenses arising from significant transactions considered outside the normal course of business and the effects of changes in the accounting principles were entered in extraordinary items. In 2002, there were no extraordinary items. In 2001, extraordinary expenses included inventory adjustment in Metso Engineering’s German operations and restructuring adjustments in Metso Automation’s U.S. operations.

Net Income and Earnings per Share

     Income Taxes. Income taxes amounted to €26 million in 2002, compared to income taxes of €72 million in 2001. In 2002, our effective tax rate was 28 percent.

     Net Income. In 2002, we had net income of €65 million, compared to a net income of €141 million in 2001. In 2002, we had earnings per share of €0.48, compared to earnings per share of €1.09 in 2001.

Results of Operations for the Year Ended December 31, 2001, compared to the Year Ended December 31, 2000

Net Sales

     The Group. In 2001, our total consolidated net sales were €4,343 million, compared to €3,891 million in 2000, representing an increase of €452 million, or 11.6 percent. Excluding the impact of the Svedala acquisition and related dispositions, total consolidated net sales were €3,954 million. Sales increased in all business areas due to the acquisition of Svedala and increased deliveries. Metso Paper accounted for 49 percent, Metso Minerals 20 percent, Metso Automation 16 percent and Metso Ventures 11 percent of our net sales. Converting accounted for 4 percent of net sales. In 2001, 87 percent of our net sales or €3,764 million were derived from exports and international operations, compared to 91 percent or €3,530 million in 2000. Our order intake in 2001 amounted to €3,778 million, representing a decrease of €490 million, or 11.5 percent, from €4,268 million in 2000. Our order backlog at December 31, 2001 was €1,772 million, representing a decrease of €135 million, or 7.1 percent, from €1,907 million at December 31, 2000.

     Metso Paper. In 2001, net sales of Metso Paper were €2,209 million, compared to net sales of €1,956 million in 2000, representing an increase of €253 million, or 12.9 percent. The increase was the result of large project deliveries and higher sales in service operations. The majority of the increased net sales were from Europe, South America and China. Metso Paper’s order intake in 2001 amounted to €1,737 million, representing a decrease of €550 million, or 24.0 percent, from €2,287 million in 2000. Metso Paper’s order backlog at December 31, 2001 amounted to €957 million, representing a decrease of €486 million, or 33.7 percent, from €1,443 million at December 31, 2000.

     Metso Minerals. In 2001, net sales of Metso Minerals were €913 million, compared to net sales of €561 million in 2000, representing an increase of €352 million, or 62.8 percent. The increase was mainly due to the Svedala acquisition in September 2001. The deliveries to the European civil engineering industry continued to be strong. Sales of spare and wear parts were strong throughout 2001. Metso Minerals’ order intake in 2001 amounted to €873 million, representing an increase of €313 million, or 55.9 percent, over €560 million in 2000. Metso Minerals’ order backlog at December 31, 2001 amounted to €499 million, representing an increase of €399 million, or 400.0 percent, over €100 million at December 31, 2000. The order backlog increased significantly due to the acquisition of Svedala.

     Metso Automation. In 2001, net sales of Metso Automation were €693 million, compared to net sales of €644 million in 2000, representing an increase of €49 million, or 7.6 percent. Acquisitions and cooperation agreements and the increased demand for field equipment and systems and information management applications for the pulp and paper industry attributed to the increase in net sales. Metso Automation products retained their good position in the principal markets of Europe and North America and increased in Brazil and China. Metso Automation’s order intake in 2001 amounted to €676 million, representing an increase of €25 million, or 3.8 percent, over €651 million in 2000. The increase was primarily due to the increased demand for automation systems for the pulp and paper industry. Metso Automation’s order backlog at December 31, 2001 amounted to €182 million, representing a decrease of €15 million, or 7.6 percent, from €197 million at December 31, 2000.

     Metso Ventures. In 2001, net sales of Metso Ventures were €489 million, compared to net sales of €482 million in 2000, representing an increase of €7 million, or 1.5 percent. Metso Ventures’ order intake amounted to €440 million in 2001, representing a decrease of €89 million, or 16.8 percent, from €529 million in 2000. Metso Ventures’ order backlog at December 31, 2001 amounted to €111 million, a decrease of €61 million, or 35.5 percent, from €172 million at December 31, 2000. The decrease was due mainly to the low order backlog in Metso Panelboard.

     Converting. In 2001, net sales of Converting were €176 million, which was unchanged from net sales of €176 million in 2000. Converting’s order intake amounted to €169 million in 2001, representing a decrease of €23 million, or 12.0 percent, from €192 million in 2000. The decrease in new orders was primarily attributable to the weak market conditions. Converting’s order backlog at December 31, 2001 amounted to €72 million, representing a decrease of €3 million, or 4.0 percent, from €75 million at December 31, 2000.

Operating Profit/(Loss)

     The Group. In 2001, our consolidated operating profit was €246 million, compared to an operating profit of €200 million in 2000, representing an increase of €46 million, or 23.0 percent. Synergy benefits from the merger of Valmet and Rauma that created Metso, together with increased after-sales service, led to the improved profitability. In 2001, profitability improved significantly in our Metso Paper and Metso Ventures business areas while it decreased in our Metso Minerals and Metso Automation business areas. Cost of goods sold increased to €3,200 million in 2001 from €2,901 million in 2000 as a result of increased net sales, and decreased as a percentage of net sales to 73.7 percent in 2001 from 74.6 percent in 2000. Our operating margin increased to 5.7 percent in 2001 from 5.1 percent in 2000.

     Metso Paper. In 2001, the operating profit of Metso Paper was €168 million, compared to an operating profit of €117 million in 2000, representing an increase of €51 million, or 43.6 percent. The increase was primarily due to higher capacity utilization rate and the synergy benefits achieved as a result of the merger creating Metso Paper. Metso Paper’s operating margin increased to 7.6 percent in 2001 from 6.0 percent in 2000.

     Metso Minerals. In 2001, the operating profit of Metso Minerals was €15 million, compared to an operating profit of €28 million in 2000, representing a decrease of €13 million, or 46.4 percent. The decrease in operating profit was primarily due to the general market condition, the Svedala acquisition process and the nonrecurring costs arising from the post-merger integration process that more than offset the impact of higher net sales. Metso Minerals’ operating margin decreased to 1.6 percent in 2001 from 4.9 percent in 2000.

     Metso Automation. In 2001, the operating profit of Metso Automation was €17 million, compared to an operating profit of €45 million in 2000, representing a decrease of €28 million, or 62.2 percent. Profitability was weakened by the nonrecurring expenses of reorganization of Metso Automation mainly in North America and the business disturbances caused by this reorganization, as well as weak demand in the North American market. Metso Automation’s operating margin decreased to 2.5 percent in 2001 from 7.0 percent in 2000.

     Metso Ventures. In 2001, the operating profit of Metso Ventures was €28 million, compared to an operating profit of €15 million in 2000, representing an increase of €13 million, or 86.7 percent. The increase was primarily due to the growth in production volume at Valmet Automotive. Metso Ventures’ operating margin increased to 5.8 percent in 2001 from 3.2 percent in 2000.

     Converting. In 2001, the operating profit of Converting was €3 million, compared to the operating profit of €0 million in 2000. The increase was mainly due to the positive impact of restructuring measures. Converting’s operating margin increased to 1.7 percent in 2001 from 0.0 percent in 2000.

Income before Extraordinary Items and Income Taxes

     In 2001, our income before extraordinary items and income taxes was €222 million, compared to an income before extraordinary items and income taxes of €180 million in 2000.

     Financial income for 2001 was €41 million, compared to €35 million for 2000, representing an increase of €6 million. Financial expense for 2001 was €65 million compared to €55 million in 2000, representing an increase of €10 million.

     Our net interest-bearing liabilities increased to a positive €1,251 million in 2001 from a negative €53 million in 2000. The increase was primarily due to the new loans assumed or increased in connection with the acquisition of Svedala.

Extraordinary Items

     Income and expenses arising from significant transactions considered outside the normal course of business and the effects of changes in the accounting principles were entered in extraordinary items. In 2001, extraordinary expense included inventory adjustment in Metso Engineering’s German operations and restructuring adjustments in Metso Automation’s U.S. operations. In 2000, after-tax profit of €275 million from the sale of Timberjack was entered under extraordinary income. After-tax expenses of €7 million, arising from the delay in the acquisition of Svedala, was entered under extraordinary expenses in 2000.

Net Income and Earnings per Share

     Income Taxes. Income taxes amounted to €72 million in 2001, compared to income taxes of €59 million in 2000. In 2001 and 2000, our effective tax rate was 32 percent.

     Net Income (Loss). In 2001, we had net income of €141 million, compared to a net income of €389 million in 2000. In 2001, we had earnings per share of €1.09, compared to earnings per share of €0.90 in 2000.

Liquidity and Capital Resources

     In 2002, net cash provided by operating activities amounted to €252 million, compared to the net cash provided by operating activities of €235 million and €300 million in 2001 and 2000, respectively.

     Net cash used in investing activities amounted to €14 million in 2002, compared to €943 million in 2001 and net cash provided by investing activities of €309 million in 2000. The net cash used in investing activities in 2002 consisted of a capital expenditure of €194 million offset by proceeds from the sale of assets amounting to €181 million (primarily divested shares and divested businesses). The cash used in investing activities in 2001 was mostly attributable to the acquisition of Svedala, while the net cash provided by investing activities in 2000 was primarily attributable to the sale of Timberjack.

     Net cash used in financing activities amounted to €233 million in 2002, compared to net cash provided by financing activities of €433 million in 2001 and net cash used in financing activities of €284 million in 2000. Our net interest-bearing liabilities (interest-bearing liabilities less cash and cash equivalents, interest-bearing loans receivable and interest-bearing accounts receivable) amounted to €1,118 million as in 2002, compared to €1,251 million in 2001 and negative €53 million in 2000. In 2000, the reduction in our net interest-bearing liabilities was largely due to proceeds from the sale of Timberjack and improved operating results. In 2001, the increase in our net interest-bearing liabilities resulted mainly from the acquisition of Svedala, and in 2002 the decrease was due to cash released through asset sales and cash provided by operations.

     Our liquid assets (cash and cash equivalents) amounted to €190 million in 2002, compared to liquid assets of €212 million in 2001and liquid assets of €485 million in 2000.

     Our long-term debt, consisting primarily of bonds and loans from financial and pension institutions, amounted to €1,020 million, €1,179 million and €428 million as of December 31, 2002, 2001 and 2000, respectively. The bonds consisted principally of two bond loans with the principal amounts of U.S.$200 million (€191 million) and €500 million. The U.S. dollar denominated bond was issued in the United States in December 1997 and registered with the U.S. Securities and Exchange Commission (“SEC”). It matures in 2007 and bears a fixed annual interest rate of 6.875 percent. The euro denominated bond was issued in December

2001. It matures in 2006 and carries a fixed annual interest rate of 6.25 percent. The bond is part of the Euro Medium Term Note Program of €1 billion, which we established in December 2000, and where the total amount outstanding was €520 million at December 31, 2002.

     Our loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of the loans are either U.S. dollar or euro denominated. The interest rates vary from 1.9 percent to 14.0 percent, and the loans have maturities ranging from 2003 to 2011. In July 1998, we entered into a syndicated seven-year revolving credit facility with a group of international banks for €230 million. At December 31, 2002, the facility was undrawn, as it had been at the end of December 31, 2001.

     In August 2000, we obtained loan facilities of €1.2 billion from a syndicate of fifteen international banks to finance the acquisition of Svedala. The short-term portion of the facilities expired in February 2002, and the long-term revolving credit portion of €400 million expires in 2005. Of the facility, €98 million was utilized at December 31, 2002 and €334 million at December 31, 2001.

     At December 31, 2002, the undrawn committed long-term credit facilities of Metso totaled €532 million and the undrawn committed short-term credit facilities amounted to €100 million.

     We have a short-term euro commercial paper program of €150 million and a domestic commercial paper program amounting to €300 million with a group of Finnish and international banks in each case. As at December 31, 2002, we had not drawn any funds under the euro commercial paper program. The total amount undrawn under the domestic commercial paper program was €100 million.

     The Company’s financial situation after the Svedala acquisition is stable. Management believes that we have adequate long-term and short-term financing reserves and facilities for our current scope of operations. Cash in bank and lines of credit are sufficient to cover fluctuations in the cash flows of the businesses.

     The ratio of our net interest-bearing liabilities to equity was 80.6 percent at December 31, 2002, compared to 84.8 percent and negative 3.7 percent at December 31, 2001 and 2000, respectively. The increased gearing ratio resulted from the acquisition of Svedala in September 2001. Initially, our target was to have a gearing ratio of below 50 percent by the end of first quarter of 2003 through increasing operating cash flow, releasing working capital tied up in inventories and accounts receivable, and from disposing non-core businesses. However, the current market situation does not allow us to achieve our target according to the initial timetable. Nonetheless, we are attempting to actively reduce our gearing through the above stated measures.

     At December 31, 2002, the shareholders’ equity, distributable funds and total assets of the parent company, Metso Corporation, amounted to €1,234 million, €697 million and €2,959 million, respectively. At December 31, 2002, the shareholders’ equity, distributable funds and total assets of Metso Corporation and its consolidated subsidiaries amounted to €1,379 million, €861 million and €4,399 million, respectively.

     On November 26, 2002, Standard & Poor’s Rating Service, or S&P, lowered our long-term loan rating to BBB from its former rating of BBB+. At the same time, S&P confirmed our short-term loan rating of A-2. The S&P also gave us a stable outlook. On December 4, 2002, Moody’s Investor Service, or Moody’s, confirmed our long-term rating of Baa2. At the same time, Moody’s changed our outlook from stable to negative. These downgrades may increase the cost of capital associated with refinancing existing debt and interest payments on any new debt we may incur. There are no prepayment covenants in our financial contracts that would be triggered by changes in our credit ratings.

Disclosure about Contractual Obligations and Commercial Commitments

     The table below sets forth aggregated information about our contractual obligations and commercial commitments as of December 31, 2002.

	Payments Due by Period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(€ millions)
Contractual Obligations
Long-term debt	1,070	50	137	746	137
Capital lease obligations	6	2	2	2	0
Operating leases	175	43	64	37	31

Total contractual cash obligations	1,251	95	203	785	168

	Amount of Commitment

	Total
	amounts	Less than			Over
	committed	1 year	1-3 years	4-5 years	5 years

	(€ millions)
Other Commercial Commitments
Guarantees	2	1	1	—	—
Standby repurchase obligations	8	3	4	1	—
Order backlog	1,589	1,518	71	0	—
Other commitments	17	16	0	0	1

Total commercial commitments	1,616	1,538	76	1	1

Capital Expenditure

     Our capital expenditures, excluding acquisitions, amounted to €193 million in 2002, compared to €154 million and €127 million in 2001 and 2000, respectively. For the preceding three years, our capital expenditures have consisted principally of maintenance, development and expansion of existing production capacity as well as information technology. In 2003, our net capital expenditures are projected to be approximately €140 million, which we expect to finance with cash flow from operations. Our largest project in 2003 is expected to be the service center in Järvenpää, Finland.

     The table below summarizes our capital expenditures by region, excluding acquisitions, for the periods indicated:

	Year ended December 31,

	2000	2001	2002

		(€ millions)
Finland	72	81	119
Other Nordic Countries	20	18	23
Europe (excluding Nordic Countries)	9	17	23
North America	19	19	14
South America	1	4	5
Asia-Pacific	4	14	8
Rest of the World	2	1	1

Total	127	154	193

     Our principal capital expenditures for 2002 were Metso Paper’s service centers in Finland and Brazil and Metso Drives’ efforts to raise the capacity of its gears production and service center.

Research and Development

     Our research and technology development is focused, in line with our strategy, on process know-how, automation and control technology. Rather than just buying machines and equipment, customers are increasingly investing in competitiveness based on processes that function optimally in each situation. The products and services being developed for the process industry benefit to a large extent from the latest information technology and automation solutions.

     We give high priority to research and development and have made investments in research and development totaling €156 million in 2002 (3.3 percent of 2002 net sales), compared to €150 million (3.5 percent of 2001 net sales) and €127 million in 2000 (3.3 percent of 2000 net sales). At the end of 2002, we had a total of 1,350 employees working in the area of research and development, representing a decrease of two percent from the end of 2001. Of those employees, 44 percent, 16 percent, 31 percent, and 8 percent worked in Metso Paper, Metso Minerals, Metso Automation and Metso Ventures, respectively. Geographically, our research and development activities are concentrated in Finland and Sweden, although we operate significant research and development units in North America and Central Europe as well.

     Following is a summary of our significant research and development activities by business area:

Metso Paper

     Metso Paper develops full scope mill concepts and traditional machine and production lines. Metso Paper’s goal is to increase customer process profitability, reduce environmental impacts and improve the quality of end products. Metso Paper has 15 research and product development centers, the largest of which are located in Finland and Sweden.

     Metso Paper’s internal synergies between its competence in wood fiber and paper technology has created new markets, in particular for short fiber paper making. This is an important development, especially in the Chinese market. Metso Paper has also placed emphasis on the collection of recycled fibers recovered from industrial waste. In addition to developing new machines and lines, Metso Paper is targeting its resources on developing rebuild solutions and services to existing bases. Emphasis has also been placed on developing technology solutions for proactive life-cycle services in accordance with the Metso Future Care business concept.

     Metso Paper has three pulp technology centers in Finland and one in Sweden. The pulp technology centers are equipped with a number of pilot plants and full-scale testing and laboratory facilities for new products, processes and customer test runs. The current focus of Metso Paper’s research and development activities in pulping is on more environmentally-friendly chemical pulping systems, including a completely new approach to chemical fibers, energy conservation in mechanical pulping, recycled fiber and fiber recovery. For chemical pulping, Metso Paper has introduced its Way concepts, which are designed to also meet the needs of future mega-size mills.

     Metso Paper has ten paper technology centers specializing in different areas of operation: six in Finland, one in Sweden, two in the United States and one in Italy. The most significant research and development investments in 2002 were targeted for developing mill wide concepts and online concepts for all major paper grades.

     Further development of new processes and products implementing the OptiConcept™ process concept has continued. The concept encompasses optimization of the entire production line for specific paper or board grade from fiber to shipping with optimized run ability and quality control systems. Based on the best available technique and modularity, it can be used in developing solutions for the customers’ different fiber, paper and board production needs. OptiConcept processes combine high technology with a human perspective. Ergonomics and safety are integral to their distinctive industrial design.

     For the consumer part of the paper industry, Metso Paper continues to develop technologies servicing the growing demand for Premium Quality grades. Metso is the leading supplier for “ThruAir Drying” technology.

     In October 2002, Metso Paper and the Dow Chemical Company signed a cooperation agreement to develop and bring to market a new paper- and board-coating process. According to the agreement, Dow will develop the coating chemicals and colors, while Metso Paper will develop the coating station technology, including supply systems, drying and process automation. The process is based on multi-layer curtain coating application. This technology enables improvement of coated paper and board quality and production efficiency.

     Metso Paper spent approximately €72 million on research and development in 2002, compared to €72 million in 2001 and €58 million in 2000.

Metso Minerals

     Integration of Svedala and Metso Minerals and finalizing the divestments required by the remedy package agreed upon with the relevant competition authorities were the most significant events of 2002. As a result of the integration, Metso Minerals is able provide a full range of goods and services to the rock and minerals processing industry. Most important supplies are aggregate plants, mobile contracting crushing units, mining and minerals processing systems, compaction and paving machinery and metals recycling. In addition to full-scope process technology supplies, Metso Minerals provides related components, wear and spare parts, and services.

     Cooperation with Metso Automation strengthened in the year 2002 after Metso Automation established the Minerals Automation Systems business line. Development of embedded automation and remote service technologies to rock and minerals processing continued. Metso Minerals’ worldwide installed base of some 30,000 crushers allows for the development of aftermarket technology and service concepts.

     In 2002, Metso Mineral established shared technology management and development activities. Metso Minerals’ competence in simulation models was strengthened with the asset acquisition of the granular mechanics division from Conveyor Dynamics Inc. in June 2002. Simulation models are used as a tool in, for example, optimizing production processes and choosing the best possible wear parts for different application environments. Assets from the acquisition included advanced physics based software, computer hardware and software development applications specialists. Implementation of shared processes and utilization of Metso wide best practices continues.

     Metso Minerals spent approximately €21 million on research and development in 2002, compared to €11 million in 2001 and €7 million in 2000.

Metso Automation

     Metso Automation’s business lines focus on application and product development as an early adapter in emerging technologies. The goal is to offer products and services for focused customer industries. Process Automation Systems focuses on industry specific process automation in pulp and paper and in rock and minerals processing. Field Systems focuses on technology specific areas: control and automated on-off valves, emergency valves, analyzers and transmitters.

     Metso Automation shares common research and development strategies with other Metso business areas to support the Metso Future Care business concept. Metso Automation works closely with Metso Paper and Metso Minerals to produce shared solutions in many technology areas.

     Information technologies are the backbone of Metso Automation’s open technology solutions and services. They enable the integration of enterprise level information systems with production level automation into seamless networks.

     Metso Automation is a pioneer in web-based communication and fieldbuses in process automation. Digital communication from field devices to process automation enables advanced diagnostics to improve performance.

     Investments in research and development are principally concentrated in process automation solutions and smart field solutions. In 2002, research and development expenditures amounted to 7.1 percent of net sales compared to 6.6 percent in 2001 and 6.5 percent in 2000. The research and development investment efforts have enabled Metso Automation to launch several new products and applications in 2002. New applications in metsoDNA, Dynamic Network of Applications, enable advanced functionality in process management. Several smart field devices or systems with fieldbus capability were launched 2002.

     Metso Automation spent approximately €44 million on research and development in 2002, compared to €46 million in 2001 and €42 million in 2000.

Metso Ventures

     Metso Ventures includes businesses that have synergies with Metso’s three core business areas, along with new businesses and businesses under strategic development. Metso Drives’ research and development is focused on creating mechanical drive solutions that are reliable, cost efficient and environmentally friendly. Metso Drives’ investment in wind turbine gear testing and service was completed and implemented in 2002.

     Metso Panelboard’s research and development is focused on the machinery and systems for wood-based panel industries: medium-density fiberboard, particleboard and oriented-strand board. The goal is to improve customers’ processes by providing competitive and eco-efficient solutions with increased production capacity, reduced production costs and improved panel quality.

     Metso Powdermet focuses on materials technology. It continues to develop, produce and supply hot isostatic processed powder metallurgy components. Main development areas are functionally tailored wear parts and consumables with enhanced wear life, multimaterial structure composite materials, advanced component manufacturing and joining methods.

     Valmet Automotive is an independent contract manufacturer of high quality specialty cars with production facilities in Uusikaupunki, Finland. In the area of specialty vehicles, the concept development of open-top vehicles with their top solutions, body structures, interior and package was intensively continued in 2002.

Converting

     As part of building the Converting technology research and development operations, a new converting technology center was opened in May 2002 in Italy. Another converting technology center is located in Great Britain. In November 2002, we signed a memorandum of understanding with Bobst Group SA of Switzerland on the divestment of the Converting business. The divestment includes sale of Coverting’s technology activities. See “Discontinued Operations—Converting” for more information on Converting.

Foreign Currency Fluctuations

     Exchange rate movements generally affect us through the translation of foreign subsidiary revenues, profits and losses into our consolidated financial statements expressed in euros and through their impact on the amount of the net sales with respect to foreign currency revenues from export sales of our various operations. Exchange rate movements also have certain competitive effects on our sales.

     Both our production and sales activities are distributed throughout numerous geographic regions creating exposure to various currency risks. The principal currencies that we are exposed to are the U.S. dollar, the euro and the Swedish krona. A high proportion of our North American sales have been supplied by our North American production facilities, which reduces the direct impact of euro-dollar fluctuations on our profitability in that market. See “Item 3. Key Information—Exchange Rates.”

     We hedge our currency risks with forward exchange contracts and options. Foreign exchange gains and losses resulted in 2002 in a net loss of €6 million, compared to a net gain of €3 million and €2 million in 2001 and 2000, respectively. Of the above foreign exchange gains and losses in total a portion included in the operating profit or loss amounted to a net loss of €3 million in 2002, and to a net gain of €1 million and €9 million in 2001 and 2000, respectively. The rest of the foreign exchange gains and losses have been included in the financial items. In addition, in 2000 a part of the foreign exchange gain was included in the extraordinary items.

     We use loans and receivables, currency swaps, and forward exchange contracts to hedge our equity investments denominated in non-euro currencies, with maturities ranging from less than one year to seven years. We have also made long-term U.S. dollar and pound sterling denominated loans to certain foreign subsidiaries. We hedge the associated currency risk through cross-currency swaps and forward exchange contracts. Foreign exchange contracts are used to hedge our foreign currency risk arising from the short-term borrowings. The principal currency for our short-term borrowings is currently the euro.

     The income statement data is also affected by the translation of the revenues, costs and profit or loss of our foreign subsidiaries into euros on our consolidated financial statements. Exchange rate movements also impact on our assets and liabilities denominated in currencies other than the euro. In addition, the impact of the foreign exchange rate movements on our debt and equity ratios is affected by the fact that shareholders’ equity is predominantly denominated in euros while our assets and other liabilities are denominated to a large extent in other currencies.

     Our foreign exchange risk management policy is focused on hedging the foreign currency exposures arising from firm sales and purchase commitments and the net investments in foreign subsidiaries to the extent practicable. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rates and Foreign Currency Exposure.”

Inflation

     Inflation in Finland as measured by the change in the consumer price index was 1.6 percent in 2002, 2.6 percent in 2001 and 3.4 percent in 2000. Inflation in Finland did not have a significant impact on our operating results. However, the major portion of our operations, sales and production is performed in countries with rates of inflation higher or lower of that in Finland. Other than Brazil, where we have limited operations, none of these countries is presently experiencing hyperinflation. Changes in exchanges rates may or may not reflect differences in inflation rates. Quantifying the individual or combined effects of these factors on our reported income is therefore not possible.

Adoption of International Financial Reporting Standards

     In compliance with regulations adopted by the European Commission in June 2002, our consolidated financial statements will be prepared in accordance with international financial reporting standards (“IFRS”), including international accounting standards and interpretations issued by the international accounting standards board, from the beginning of 2005 at the latest. Finnish GAAP differs in certain significant respects from IFRS. We have started preparations for adopting IFRS and conforming our accounting principles and practices accordingly. We are currently in the process of assessing the impact of the adoption of IFRS. We are not yet in a position to determine its impact on our consolidated financial statements as we are awaiting adoption of final standards.

New Accounting Standards

SFAS No. 146

     In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. We are currently assessing the impact of this statement on our results of operations and financial condition.

FIN 45

     In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57, Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective for the Group on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements for periods ending after December 15, 2002. We are currently evaluating the impact of this statement on our results of operations or financial position.

FIN 46

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). Under that interpretation, certain entities known as “Variable Interest Entities’’ (“VIEs”) must be consolidated by the “primary beneficiary’” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be applicable to the financial statements for the fiscal year ending December 31, 2003. The disclosure requirements in FIN 46 are effective for financial statements for periods ending after December 15, 2002. We have completed the assessment of our relationships with potential VIEs in accordance with paragraph 26 of FIN 46. We have not identified any relationships that would have a material impact on the disclosures or on our results of operations or financial position.

SFAS No. 148

     In December 2002, the FASB issued SFAS 148, accounting for Stock-Based Compensation — Transition and Disclosure — An amendment of FASB Statement No. 123. SFAS 148, which is applicable to financial periods ending after December 15, 2002, amends SFAS 123, Accounting for Stock-Based Compensation to provide alternative methods for transition to SFAS 123 fair value method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions to require prominent disclosure about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. We have elected to retain to apply APB Opinion No. 25 Accounting for Stock Issued to Employees.

Item 6. Directors, Senior Management and Employees

     Pursuant to the Finnish Companies Act and our articles of association, our control and management is divided among our shareholders, board of directors, and president and chief executive officer. In addition, we have a corporate executive board, which assists our president and chief executive officer in our day-to-day management.

     Our board of directors is responsible for our management and for the proper organization of our activities. Our board of directors establishes the principles of our strategy, organization, accounting and financial control, as well as appoints the president and chief executive officer. Corporate actions outside the ordinary course of business may be taken by the president and chief executive officer only if approved by the board of directors, unless the time required to obtain its approval would cause us to suffer a substantial disadvantage, in which case the board of directors must be informed as soon as practicable thereafter.

     The business address for our directors and executive management is P.O. Box 1220, FIN-00101 Helsinki, Finland.

Board of Directors

     Our board of directors is composed of at least five and no more than eight members. Our board of directors currently consists of seven members, each of whom has been elected by the shareholders at the annual general meeting of shareholders on April 15, 2003, for a term ending at the following annual general meeting of shareholders, which is approximately one year in duration. Board members may be appointed or removed only by a shareholders’ resolution at a general meeting.

     The following table lists the names of the members of our board of directors, their principal occupation or employment and their year of birth:

Name	Position	Year of Birth

Matti Kavetvuo	Chairman of the board	1944
Mikko Kivimäki	Vice chairman of the board	1939
Maija-Liisa Friman	Director; chief executive officer of Vattenfall Oy	1952
Heikki Hakala	Director; previous president and chief executive officer,	1941
	Metso Corporation
Juhani Kuusi	Director; senior vice president, technology strategy, Nokia	1938
	Corporation
Pentti Mäkinen	Director; labor representative	1952
Jaakko Rauramo	Director; chairman of the board, SanomaWSOY Corporation	1941

     Matti Kavetvuo is chairman of our board of directors having previously served as president and chief executive officer of Pohjola Group plc. Mr. Kavetvuo is also chairman of the board of directors of Suominen Corporation and a member of the board of directors of Alma-Media Corporation, Finland Post Corporation, KCI Konecranes plc, Kesko Corporation, Marimekko Corporation and Perlos Corporation. Mr. Kavetvuo holds a Master of Science degree in Engineering and a Bachelor of Science degree in Economics.

     Mikko Kivimäki is vice chairman of our board of directors. Mr. Kivimäki serves also as president and chief executive officer of Rautaruukki Oyj and is a member of the board of directors of Varma-Sampo Mutual Pension Insurance Company and YIT Corporation. Mr. Kivimäki holds a Master of Arts degree in Law.

     Maija-Liisa Friman is a member of our board of directors. Ms. Friman serves also as chief executive officer of Vattenfall Oy, and is a member of the board of directors of Rautaruukki Corporation and Sponda Corporation. Ms. Friman holds a Master of Science degree in Engineering.

     Heikki Hakala is a member of our board of directors, having previously served as president and chief executive officer of Metso and as president and chief executive officer of Rauma and its predecessor companies. Mr. Hakala is also chairman of the board of directors of Kuusakoski Group and a member of the board of directors of Altia Corporation, Lassila & Tikanoja plc, Orion Corporation and Pohjola Corporation. Mr. Hakala holds a Master of Science degree in Economics and Business Administration and a Doctoral degree in Technology.

     Juhani Kuusi is a member of our board of directors. Mr. Kuusi serves also as senior vice president, technology strategy at Nokia Corporation, and is a member of the board of directors of Instrumentarium Corporation. Mr. Kuusi served as the head of Nokia Research Center from 1995 to 2002. Prior to joining Nokia in 1995, Mr. Kuusi was director general of the Technology Development Center for 12 years. Mr. Kuusi holds a Doctorate degree in Technology.

     Pentti Mäkinen is a member of our board of directors, serving in the capacity of a labor representative. Mr. Mäkinen is the chief shop steward of Metso Paper Inc.

     Jaakko Rauramo is a member of our board of directors. Mr. Rauramo is also chairman of the board of SanomaWSOY Corporation and a member of the board of directors of European Publishers Council, Scandinavian International Management Institute Foundation, Jane and Aatos Erkko Foundation and Foundation Svenska Dagbladet AB. He is a trustee of Reuters Founders Share Company Limited. Mr. Rauramo holds a Master of Science degree in Engineering.

Corporate Executive Board

     The corporate executive board is comprised of our executive officers, including product group executives and certain other members of senior management. Our corporate executive board prepares proposals for strategic and operational issues for the board of directors and assists our president and chief executive officer in day-to-day management.

     The following table lists the names of the members of the corporate executive board, their current responsibilities within our Company and their year of birth:

Name	Position	Year of Birth

Tor Bergman	Chairman of the corporate executive board, president and chief executive officer	1948
Sakari Tamminen	Vice chairman of the corporate executive board, executive vice president and chief financial officer, deputy to president and chief executive officer	1953
Olli Vaartimo	President, Metso Minerals	1950
Juhani Pakkala	Member of the board	1945
Bertel Karlstedt	President, Metso Paper	1962
Arto Aaltonen	Executive vice president, Metso Paper	1947
Matti Kähkönen	President, Metso Automation	1956
Harri Luoto	Senior vice president, general counsel	1946

     Tor Bergman was appointed the president and chief executive officer, and chairman of our corporate executive board on January 1, 2001. From 1999 until he joined Metso, Mr. Bergman was chief executive officer of the Raisio Group. Prior to that, he held several management positions in the international chemical, pulp, paper and engineering industries. Mr. Bergman holds a Master of Science degree in Engineering.

     Sakari Tamminen is vice chairman of our corporate executive board, executive vice president, chief financial officer, and deputy to the president and chief executive officer, having joined Rauma in 1986 and having previously served as Rauma’s executive vice president and chief financial officer. Mr. Tamminen has a Master of Science degree in Economics and Business Administration.

     Olli Vaartimo is president of Metso Minerals. Mr. Vaartimo joined Rauma in 1974, and served as executive vice president of both Rauma and the Nordberg Group prior to the merger of Valmet and Rauma. Mr. Vaartimo holds a Master of Science degree in Economics and Business Administration.

     Juhani Pakkala is a member of Metso’s Executive Board until the end of July 2003, after which he will retire. Mr. Pakkala has previously served as president of Metso Paper, Valmet Inc. as well as Valmet Canada Inc., after having joined Valmet in 1970. Mr. Pakkala holds a Master of Science degree in Engineering.

     Bertel Karlstedt is president of Metso Paper, having previously served as President of Metso Paper Papermaking lines. Mr. Karlstedt joined the Company in 1988. Mr. Karlstedt holds a Master of Science degree in Engineering.

     Arto Aaltonen is executive vice president of Metso Paper, having previously served as president and chief executive officer of Metso Automation and Rauma’s Neles Controls group. Mr. Aaltonen joined Sunds Defibrator in 1987. Mr. Aaltonen holds a Master of Science degree in Engineering.

     Matti Kähkönen is president of Metso Automation, having previously worked for Metso Automation as president of the Field Systems division. Mr. Kähkönen joined the Company in 1980. Mr. Kähkönen holds a Master of Science degree in Engineering.

     Harri Luoto is senior vice president and general counsel, having previously served as Valmet’s general counsel since 1985. Mr. Luoto joined the Company in 1982. Mr. Luoto holds a Master of Laws degree.

     Olli Vaartimo, currently president of Metso Minerals, will become our executive vice president and chief financial officer on April 22, 2003 when the current executive vice president and chief financial officer, Sakari Tamminen, will leave the Company to join Rautaruukki Corporation. Our board of directors has appointed Bertel Langenskiöld as the president of Metso Minerals. He will also become a member of the executive board. Bertel Langenskiöld is currently the president and chief executive officer of Fiskars Corporation. Mr. Langenskiöld will start in this position on April 28, 2003. Mr. Langenskiöld was born in 1950 and holds a Master of Science degree in Engineering.

Compensation of Directors and Officers

     For the year ended December 31, 2002, the aggregate compensation of all members of our board of directors and our corporate executive board, as a group (a total of 14 persons), was approximately €2.4 million (approximately U.S.$2.5 million). Approximately 16.1 percent of the aggregate compensation was paid in the form of annual bonuses, with the remainder paid in the form of monthly salaries or, in the case of non-executive members of our board of directors, monthly fees. Bonuses are determined using our performance-based executive incentive scheme, which provides executive officers and certain key employees with annual incentive payments based upon the financial results of their particular business areas for the most recent fiscal year in comparison to past performance and budgeted performance targets. In 2002, members of our board of directors and our corporate executive board received a total of 90,000 options issued under the 2001 option program. As of December 31, 2002, there were no loans outstanding to any members of our board of directors or our corporate executive board.

     We also pay premiums to a pension insurance company to provide for a supplemental group pension insurance covering our corporate executive board and some senior executives, which enables a retirement age of 60. In 2002, the amount of such pension insurance premium payments totaled approximately €1.0 million.

Audit Committee and Compensation Committee

     Audit Committee. The board of directors serves as our audit committee, which meets twice a year under the chairman of the board of directors. The auditors elected at the annual general meeting are invited to these meetings. The audit committee reviews our systems of internal control, management and reporting of financial risks and manages both the internal and external audit process.

     Compensation Committee. Pertti Voutilainen and Mikko Kivimäki, chairman and vice chairman of our board of directors until the annual general meeting of the shareholders held on April 15, 2003, served as the members of our compensation committee in 2002 and until April 15, 2003. The new board of directors elected by the shareholders on April 15, 2003 will elect the two members of the compensation committee in its first meeting in the end of April 2003. The compensation committee provides proposals to our board of directors concerning the compensation of our executive management and personnel. Pursuant to the Finnish Companies Act, the shareholders determine the amount of compensation for the board of directors at the annual general meeting.

Employees

     Metso’s employees numbered 28,489 at year-end 2002, as compared to 30,242 at year-end 2001, and 22,024 at year-end 2000. We believe that we have good relations with our employees.

     The number of employees for each of our business areas and by region at December 31, 2000, 2001 and 2002 was as follows:

	As of December 31,

				Percentage of
	2000	2001	2002	Group

Employees by business area
Metso Paper	9,514	9,458	9,719	34
Metso Minerals	3,298	11,725	10,784	38
Metso Automation	4,551	4,532	4,150	15
Metso Ventures	3,766	3,586	2,873	10
Corporate Headquarters and Other	116	117	134	0

Continuing Operations	21,245	29,418	27,660	97
Discontinued Operations Converting Equipment	779	824	829	3

Metso Total	22,024	30,242	28,489	100

	As of December 31,

				Percentage of
	2000	2001	2002	Group

Employees by geographic area
Finland	10,961	11,268	10,566	37
Other Nordic countries	1,879	3,566	3,610	13
Other European countries	2,832	5,150	4,802	17
North America	4,152	5,628	4,794	17
South America	550	1,852	1,883	6
Asia-Pacific	565	1,298	1,341	5
Rest of the world	1,085	1,480	1,493	5

Total	22,024	30,242	28,489	100

Share Ownership

     As of April 14, 2003, the members of our board of directors and our corporate executive board held in the aggregate a total of 26,125 shares for which they held sole voting or investment power, representing less than one percent of our total issued and outstanding share capital. As of April 14, 2003, members of our board of directors and executive board collectively held in the aggregate 1,027,000 options of the Company.

     The following table sets forth the total number of shares and options beneficially held by each of our directors and members of our corporate executive board as of April 14, 2003:

	Sole Voting	Beneficially	Number of	Number of
	or	Shared	Series 2000	Series 2001
	Investment	Voting	A and B	A and B
	Power	Power	options	options

Directors
Matti Kavetvuo	—	—	—	—
Mikko Kivimäki(1)	1,850	3,127,069	—	—
Heikki Hakala(2)	10,262	860,000	150,000	—
Juhani Kuusi(3)	6,000	875,000	—	—
Pentti Mäkinen	—	—	—	—
Jaakko Rauramo	4,205	—	—	—
Maija-Liisa Friman	—	—	—	—
Corporate Executive Board
Tor Bergman(4)	—	3,399,047	160,000	60,000
Sakari Tamminen(5)	1,380	60	120,000	30,000
Olli Vaartimo	1,144	—	100,000	—
Juhani Pakkala	—	—	100,000	—
Bertel Karlstedt	120	—	72,000	—
Arto Aaltonen	600	—	100,000	—
Matti Kähkönen	—	—	90,000	—
Harri Luoto(6)	564	110	45,000	—

(1)	Varma-Sampo Mutual Pension Insurance Company beneficially owns 3,217,069 shares. Mr. Kivimäki is member of the board of directors of Varma-Sampo Mutual Pension Insurance Company, and as a result may be deemed to share voting power with respect to the shares beneficially owned by Varma-Sampo Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Kivimäki does not believe that he has the power to direct the voting of shares held by Varma-Sampo Mutual Pension Insurance Company and disclaims beneficial ownership of these shares.

(2)	Pohjola Corporation beneficially owns 860,000 shares. Mr. Hakala is vice chairman of the board of directors of Pohjola Corporation, and as a result may be deemed to share voting power with respect to the shares beneficially owned by Pohjola Corporation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Hakala does not believe that he has the power to direct the voting of shares held by Pohjola Corporation and disclaims beneficial ownership of these shares.

(3)	Nokia Corporation beneficially owns 875,000 shares. Mr. Kuusi is senior vice president, technology strategy at Nokia Corporation, and as a result may be deemed to share voting power with respect to the shares beneficially owned by Nokia Corporation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Kuusi does not believe that he has the power to direct the voting of shares held by Nokia Corporation and disclaims beneficial ownership of these shares.

(4)	Ilmarinen Mutual Pension Insurance Company beneficially owns 2,749,278 shares. The Federation of Finnish Metal beneficially owns 649,796 shares. Mr. Bergman is member of the board of directors of Ilmarinen Mutual Pension Insurance Company and the Federation of Finnish Metal, and as a result may be deemed to share voting power with respect to the shares beneficially owned by Ilmarinen Mutual Pension Insurance Company and the Federation of Finnish Metal within the meaning of Rule 13d-3 under the Exchange Act. Mr. Bergman does not believe that he has the power to direct the voting of shares held by Ilmarinen Mutual Pension Insurance Company and the Federation of Finnish Metal and disclaims beneficial ownership of these shares.

(5)	Includes 60 shares held by Mr. Tamminen’s spouse.

(6)	Includes 110 shares held by Mr. Luoto’s spouse.

     We launched two option programs in 2000 and 2001 as part of the incentive system for key personnel. The programs give the right to subscribe for a maximum of 6,000,000 shares, and included 226 persons at the end of 2002. The 2000 options program includes 5,000,000 options, which entitle their holders to subscribe for a maximum of 5,000,000 shares. 2,500,000 of the options are marked with the letter ‘A’, and 2,500,000 with the letter ‘B’. The share strike price was €14.40 on December 31, 2002. Annually paid dividends are deducted from the strike price. Share subscriptions based on A options began on April 1, 2001, while those based on B options began on April 1, 2003. The subscription period for all share options expires on April 30, 2005. The 2001 options program includes 1,000,000 options, which entitle their holders to subscribe for a maximum of 1,000,000 shares. 500,000 of the options are marked with the letter ‘A’, and 500,000 with the letter ‘B’. The share strike price was €14.40 on December 31, 2002. Annually paid dividends are deducted from the strike price. Share subscriptions based on A options began on April 1, 2001, while those based on B options began on April 1, 2003. The subscription period for all options expires on April 30, 2005. In the shareholders meeting held on April 15, 2003, the shareholders authorized the establishment of a new options program that gives the right to subscribe to a maximum of 7,800,000 shares. For further information on this new options program, see Note 32 to our audited consolidated financial statements.

Share Repurchases

     Shareholders at the annual general meeting of shareholders held on April 15, 2003 authorized our board of directors to decide on the acquisition and disposal of our own shares within one year of the shareholders’ meeting. We may acquire our own shares to the extent that the combined par value of the shares acquired corresponds to no more than five percent of our total share capital at the moment of acquisition. The board of directors was authorized to use our own shares in connection with business acquisitions or financing investments.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     UPM-Kymmene Corporation currently owns 14.6 percent of our shares. In addition, the Finnish State currently owns 11.5 percent of our outstanding share capital. On March 25, 2003, Harris Associates L.P. announced that certain funds under its management held 5.07 percent of our total shares and total votes. On June 12, 2002, Franklin Resources Group announced that certain of its funds held 5.17 percent of our total shares and, in addition, Franklin Resources Inc. had voting authority representing 1.14 percent of our total shares. On April 24, 2002, The Capital Group Companies, Inc. announced that certain funds under its management held 6.29 percent of our total shares and 4.97 percent of our total votes. Neither UPM-Kymmene Corporation, the Finnish State, Franklin Resources Group, The Capital Group Companies, Harris Associates L.P. nor any other shareholder has any special voting rights. However, UPM-Kymmene Corporation, the Finnish State, Franklin Resources Group, The Capital Group Companies and Harris Associates L.P. may, through their share ownership, continue to have substantial influence in deciding matters submitted for a vote of shareholders: such as approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election and removal of members of our board of directors. In addition, one member of our board of directors is a civil servant representing the Finnish Ministry of Trade and Industry, the ministry assigned with the primary responsibility for companies with significant ownership interest by the Finnish State. See “Item 6. Directors, Senior Management and Employees — Board of Directors” and “Item 4. Information on the Company — History and Development of the Company.”

     The following table lists, as of April 14, 2003, the total number of our shares owned by UPM-Kymmene Corporation, the Finnish State, Franklin Resources Group, The Capital Group Companies and Harris Associates L.P., the only persons or entities known to be the beneficial owner of more than five percent of our shares, as well as shares owned by members of our board of directors:

Title of Class	Identity of Person or Group	Number of Shares	Percent

Shares, nominal value	UPM-Kymmene Corporation	19,922,115	14.6
€1.70 each
Shares, nominal value	The Finnish State	15,695,287	11.5
€1.70 each
Shares, nominal value	Funds managed by The Capital Group Companies	8,570,159	6.29
€1.70 each
Shares, nominal value	Funds managed by Franklin Resources Group	7,040,337	5.17
€1.70 each
Shares, nominal value	Funds managed by Harris Associates L.P.	6,904,600	5.07
€1.70 each
Shares, nominal value	Members of our Board of Directors	22,317	0.02
€1.70 each

     Our shareholders decided at the annual general meeting held on March 29, 2000 to amend Sections 3, 4 and 6 of our articles of association to restate the minimum and maximum share capital amounts in euros and to amend the par value of our shares to €1.70. The amendment to our articles of association was registered in the Finnish Trade Register on April 25, 2000.

Ownership of Our Securities in the United States

     As of April 11, 2003, the most recently available practical date, approximately 1,355,450 shares, or 1.0 percent of the total number of our issued and outstanding shares were held by approximately 41 record holders with addresses in the United States.

Related Party Transactions

     There have been no material transactions during the last fiscal year to which any director or executive officer or any ten percent shareholder or any relative or spouse thereof was a party. There is no significant outstanding indebtedness owed to Metso by any director or executive officer or ten percent shareholder.

Item 8. Financial Information

Consolidated Financial Statements

     See “Item 18. Financial Statements.”

Export Sales

     The value of exports by Metso, including sales to unaffiliated customers and intra-Group sales, from Finland by destination were as follows for the most recent three years:

	Year ended December 31,

	2000	2001	2002

		(€ millions)
Other Nordic Countries	377	365	297
Europe (excluding Nordic Countries)	556	592	567
North America	276	200	183
South America	47	85	137
Asia-Pacific	253	269	248
Rest of the World	14	20	21

Total	1,523	1,531	1,453

     In 2002, without elimination of intra-Group sales, the value of goods exported from Finland, Sweden, other European countries and the United States totaled approximately €1,453 million or 21 percent of Metso’s total sales, €682 million or 10 percent of Metso’s total sales, €335 million or 5 percent of Metso’s total sales, €223 million or 3 percent of Metso’s total sales, respectively.

Legal Proceedings

     We have extensive worldwide operations and are both a plaintiff and a defendant in a number of legal proceedings incidental to our operations.

     Several actions raising product liability claims are pending against Metso in the United States. However, we do not believe that the outcome of these actions, individually or in the aggregate, will have a material adverse effect on our business, liquidity, financial condition or results of operations. We further believe that the risks of legal disputes concerning deliveries and the taxation of our export delivery projects are customary in our fields of operation and are not material as a whole.

     The results of a survey conducted by us on legal implications resulting from potential health hazards caused by exposure to asbestos indicate that we have no material asbestos related claims in the United States. As of March 31, 2003, the survey, however, identified the following: a total of 265 claims have been brought against our U.S. subsidiary, Neles-Jamesbury Inc., part of the Metso Automation business area, relating to valves previously manufactured by Neles-Jamesbury. In addition, our U.S. subsidiary, Metso Automation SCADA Solutions Inc., has been named co-defendant in two of these claims, Metso Minerals Industries Inc. (formerly, Svedala Industries Inc.) in one of these claims, and Metso Paper USA, Inc. in one of these claims. Out of the total of 265 claims, 77 claims have been dismissed in the relevant court and 51 claims have been settled for an average compensation of U.S.$551 per person. The total proceeds paid on such settlements amount to approximately U.S.$28,100. The remaining 137 claims are still pending but their outcome is not expected to materially deviate from the outcome of the previous claims. In the remaining claims, we are one of numerous defendants. Two claims have been brought against Metso Minerals Industries Inc. One of the claims has been dismissed. In the remaining claim, we are one of 22 defendants, and the claim is not expected to have a material adverse economic effect on us.

Dividend Policy

     We pay annual dividends to our shareholders based on a longer term outlook for our consolidated profitability and financial position. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition, results of operations, cash flows, working capital requirements and such other factors that our board of directors considers relevant. The objective of our dividend policy is to distribute an annual dividend equivalent to at least one-third of the average earnings per share over five years.

     For companies domiciled in Finland and incorporated under the Finnish law, dividends on shares are generally only paid annually after shareholder approval of both the Company’s financial results and of the amount of dividend proposed by the board of directors. Under the Finnish law, the amount of any dividend is limited to the amount of profits and other distributable equity available at the end of the preceding fiscal year on a consolidated or unconsolidated basis, whichever is lower. Subject to certain exceptions relating to the right of the minority shareholders to request otherwise, the dividend may not exceed an amount recommended by the board of directors. As of December 31, 2002, our parent company’s distributable equity was €697 million (U.S.$731 million) and our consolidated distributable equity was €861 million (U.S.$903 million). The difference between our parent company’s distributable equity of €697 million and our distributable equity including our consolidated subsidiaries of €861 million is caused by earnings related to our parent company’s subsidiaries that are reflected in our consolidated accounts but not in the accounts of our parent company.

     Dividends paid to holders of ADSs who are non-residents of Finland will generally be subject to the Finnish withholding tax at a rate of 29 percent. Such ADS holders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the United States and Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. holders of our shares or ADSs. See “Item 10. Additional Information — Taxation.”

     At the annual general meeting of our shareholders held on April 15, 2003, our shareholders declared a dividend €0.60 per share for the fiscal year ended December 31, 2002. The dividend will be paid on April 29, 2003 to shareholders entered in the register of shareholders on April 22, 2003. We have paid a dividend of €0.60, €0.60 and €0.40 per share for the fiscal years ended December 31, 2001, 2000 and 1999, respectively. Valmet, one of the predecessor companies of Metso, paid dividends of €0.59, €0.59 and €0.50 per share for the fiscal years ended December 31, 1998, 1997 and 1996, respectively, as adjusted to reflect a two-for-one share split effected in 1996. Rauma, the other predecessor company of Metso, paid dividends of €0.64, €0.55 and €0.46 per share for the fiscal years ended December 31, 1998, 1997 and 1996, respectively. Dividend amounts paid by Valmet and Rauma have been translated from Finnish markkas into euros at the irrevocable conversion rate between the Finnish markka and the euro.

Significant Changes

     Other than as described herein, no significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9. The Offer and Listing

Nature of Trading Market

     The principal trading market for our shares is the Helsinki Exchanges. The table below sets forth, for the periods indicated, the reported high and low middle market quotations for our shares on the Helsinki Exchanges based on its Daily Official List and the approximate number of shares traded:

	Price Per Share

	High	Low

	(€)
Annual
1999 (from July 1)(1)	13.70	9.65
2000	16.20	7.81
2001	14.10	7.81
2002	15.15	7.73
2003 (through April 16)	16.41	8.70
Quarterly
2001
First Quarter	12.15	10.00
Second Quarter	13.45	9.35
Third Quarter	14.10	7.81
Fourth Quarter	12.25	8.80
2002
First Quarter	14.79	11.75
Second Quarter	15.15	12.50
Third Quarter	13.50	8.45
Fourth Quarter	12.00	7.73
2003
First Quarter	11.41	8.70
Second Quarter (through April 16)	10.10	9.10
Monthly
2002
October	9.60	7.73
November	10.52	8.57
December	12.00	9.68
2003
January	11.41	9.30
February	10.29	9.23
March	11.20	8.70
April (through April 16)	10.10	9.10

(1)	The merger of Valmet and Rauma became effective on July 1, 1999.

     Since July 1, 1999, our shares have been traded in the United States on the New York Stock Exchange under the symbol “MX” in the form of ADSs. Each ADS represents one share. The depositary for the ADSs is the Bank of New York.

     The table below sets forth the high and low sales prices for our ADSs as reported in the New York Stock Exchange — Composite Transactions:

	Price per ADS

	High	Low

	(U.S.$)
Annual
1999 (from July 1)(1)	13.13	10.13
2000	16.25	7.75
2001	11.30	7.68
2002	14.26	7.81
2003 (through April 16)	12.02	9.75
Quarterly
2001
First Quarter	11.25	9.00
Second Quarter	11.19	8.25
Third Quarter	11.30	7.68
Fourth Quarter	11.00	8.20
2002
First Quarter	12.89	10.55
Second Quarter	14.26	11.80
Third Quarter	13.30	8.45
Fourth Quarter	11.13	7.81
2003
First Quarter	12.02	9.75
Second Quarter (through April 16)	11.15	10.10
Monthly
2002
October	9.39	7.81
November	10.30	8.60
December	11.13	9.86
2003
January	12.02	10.11
February	10.70	10.10
March	11.40	9.75
April (through April 16)	11.15	10.10

(1)	The merger of Valmet and Rauma became effective on July 1, 1999, and Metso’s ADSs began trading on that day.

Trading and Settlement on the Helsinki Exchanges

     Trading and clearing securities on the Helsinki Exchanges takes place in euros, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euro.

     The trading system of the Helsinki Exchanges, the Helsinki Exchanges Automated Trading and Information System, is a decentralized and fully automated order-driven system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

     Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading, as of April 1, 2003, from 6:03 p.m. to 7:30 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pretrading period. Offers are matched from 9:40 to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 to 6:30 p.m. and from

8:30 to 9:00 a.m. the following morning within the price limits arrived at during the official share trading and the evening trading.

     Trades are normally cleared in the Finnish Central Securities Depository’s (the “FCSD”) automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

Regulation of the Finnish Securities Market

     The Finnish Financial Supervision Authority supervises the securities market in Finland. The principal statute governing the securities market is the Finnish Securities Market Act of 1989, which contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public takeovers, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

     The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Exchanges or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the securities being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information, and to inform the market of any matters likely to have a material impact on the value of their securities.

     A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when effective, has such consequence. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Exchanges.

     Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a Finnish listed company increases above two-thirds of the total voting rights attached to the shares of the listed company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. Under the Finnish Companies Act, a shareholder holding shares representing more than 90 percent of all the share capital in a company and more than 90 percent of the shares and the votes entitled to be cast at a general meeting of shareholders has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

     The Finnish Criminal Code also contains provisions relating to breach of disclosure requirements, misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

The Finnish Book-Entry Securities System

General

     Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Exchanges. Our shares were entered into the Finnish book-entry system on May 2, 1996.

     The Finnish book-entry securities system is centralized at the FCSD, which provides national clearing and registration services for securities. The FCSD maintains a central book-entry securities system for both equity and debt securities.

     The FCSD maintains a register of the shareholders of listed companies and book-entry accounts for shareholders who do not wish to utilize the services of a commercial account operator. The issuers participating in the Finnish book-entry securities system and the account operators pay for the expenses incurred by the FCSD in connection with maintaining the central book-entry securities system. The account operators, which consist of credit institutions, investment service companies and other institutions licensed to act as account operators by the FCSD (each, an “Account Operator”), are entitled to make entries in the book-entry register and administer the book-entry accounts.

Registration

     In order to effect entries in the Finnish book-entry securities system, a securityholder or its nominee must establish a book-entry account with the FCSD or an Account Operator or register its securities through nominee registration. Finnish shareholders may not register their securities through nominee registration. For shareholders who have not transferred their shares into book-entries, a joint book-entry account shall be opened with the FCSD, the registered holder of which shall be the issuing company. All transactions in securities registered with the Finnish book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the holder of the respective book-entry account. The account holders also receive an annual statement of their holdings as of the end of each calendar year.

     Each book-entry account is required to contain specified information with respect to the account holder or the custodian administering the assets of a nominee account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A possible nominee account is identified as such on the entry. The FCSD and the Account Operators are required to observe strict confidentiality, although certain information (e.g., the name, nationality and address of each account holder) contained in the register of shareholders maintained by the FCSD must be made available to the public by the FCSD and the issuer, except in the case of nominee registration.

     Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights with respect to registered securities and the Account Operator is unable to compensate for such loss, such account holder is entitled to receive compensation from the FCSD. To cover for this contingency, the FCSD maintains a statutory registration fund. The capital of the fund must be at least 0.000048 percent of the average of the total market value of the book-entries kept in the Finnish book-entry securities system during the last five calendar years, and it must not be less than €20 million. The compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator subject to a maximum amount of €25,000. Furthermore, the liability of the registration fund is limited to €10 million per incident.

Custody of the Shares and Nominees

     A non-Finnish shareholder may appoint an asset manager (or certain non-Finnish organizations approved by the FCSD) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and exercise all share subscription rights and other financial and administrative rights attached to the shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to attend and vote at a general meeting must seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. A custodial nominee account holder is required to disclose to the Finnish Financial Supervision Authority and the relevant company upon request the name of the beneficial owner of any shares registered in the name of such custodial nominee account holder, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the custodial nominee account holder is required to disclose said information on the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish natural person or legal entity.

     Finnish Depositories for both Clearstream Banking S.A., Luxembourg and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, have nominee accounts within the Finnish book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

     Shareholders wishing to hold their shares in the Finnish book-entry securities system in their name and who do not maintain a book-entry account in Finland are required to open a book-entry account at an authorized Account Operator in Finland and a convertible euro account at a bank operating in Finland.

Item 10. Additional Information

Articles of Association

Organization and Register

     Metso Corporation is incorporated as a stock corporation (osakeyhtiö) and is organized under the laws of the Republic of Finland. We are registered in the Trade Register maintained by the National Board of Patents and Registration of Finland under the business identity code 1538032-5.

Purpose and Object

     Pursuant to Section 2 of our articles of association, our object is to design, develop, sell and manufacture products and systems for the engineering, mechanical, vehicle, electronics and automation industries, as well as provide spare parts and maintenance services relating to these, either directly or through our subsidiary or affiliate companies. As the parent company, we may also attend to the organization, financing and purchases of the Group and to other joint tasks of the same kind, and we may own real estate, shares and participations and carry on securities trading and other investment business.

Share Capital and Shares

     Pursuant to Section 3 of our articles of association, our share capital may not be less than €170 million nor more than €680 million. Within these limits, our share capital may be increased or decreased without amending our articles of association. Pursuant to Section 4 of our articles of association, the number of shares we issue may not be less than 100 million shares or exceed 400 million shares. The par value of each share is €1.70.

Corporate Governance

     Our corporate governance is based on the Finnish Companies Act and on our Articles of Association. Section 6 of our articles of association states that we shall have a board of directors, a president and one or several executive vice presidents, if required. Our articles of association specify that our board of directors shall have no less than five and no more than eight members. The term of office of a member of our board of directors ends at the end of the first annual general meeting of shareholders following the election. The general meeting of shareholders elects the chairman, vice chairman and other members of our board of directors. Our board of directors elects our president and one or more executive vice presidents, if required. Our board of directors meets when a meeting is convened by the chairman or, if he or she is prevented, the vice chairman. A quorum is present when more than one-half of the members of our board of directors is present, and one of them is the chairman or the vice chairman. The decision of the board of directors shall be that opinion which is supported by more than one-half of the members present or, if the votes are equal, the opinion with which the chairman of the meeting agrees.

     Pursuant to the Finnish Companies Act, members of our board of directors are prohibited from participating in the negotiation or performance, or otherwise having an involvement in connection with, a contract between themselves and Metso. This prohibition also includes contracts between Metso and a third party if such director would receive a material benefit in conflict with the interests of Metso. With certain limitations, the Finnish Companies Act permits members of our board of directors to borrow money from Metso, so long as such loan is secured and is within the limits of our distributable equity.

     For information relating to our board of directors and corporate executive board, see also “Item 6. Directors, Senior Management and Employees.”

Preemptive Rights

     Under Finnish law, existing shareholders of Finnish companies have preferential rights to subscribe, in proportion to their shareholdings, in new shares of such companies as well as for issues of subscription warrants or debt instruments convertible into shares or carrying warrants to subscribe for shares, unless the corporate resolution approving such issue provides otherwise. Under the Finnish Companies Act, a resolution waiving preemptive rights must be approved by at least two-thirds of all votes cast and all shares represented at the general meeting of shareholders.

General Meeting of Shareholders

     Under the Finnish Companies Act, shareholders exercise their power to decide on corporate matters at general meetings of shareholders. Our articles of association require that a general meeting of shareholders be held annually before the end of June on a date decided by our board of directors to decide upon the approval of the income statement and balance sheet and measures warranted by the profit or loss, discharges from liability, emoluments for the members of our board of directors and remuneration of auditors, number and the members of our board of directors and auditors, as well as matters raised by individual shareholders. Extraordinary general meetings of shareholders in respect of specific matters are held when considered necessary by the board of directors, or when requested in writing by an auditor of the Company or by shareholders representing at least one-tenth of all the issued shares.

     Under our articles of association, a shareholder must give notice to the Company of his or her intention to attend a general meeting no later than the date and time specified by the board of directors in the notice of the general meeting, which may not be earlier than ten days before the general meeting. Under our articles of association, notices of general meetings must be given not earlier than two months prior to, and not later than 17 days before, the meeting by publishing an announcement of the meeting in at least two Finnish newspapers published regularly in the Helsinki area designated by the board of directors at its discretion or by in some other verifiable way.

     Inasmuch as the shares have been transferred to the Finnish Book-Entry Securities System, in order to have the right to attend and vote at a general meeting, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the Finnish Central Securities Depository in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. See “Item 9. The Offer and Listing — The Finnish Book-Entry Securities System — Registration.” Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Finnish Companies Act or our articles of association. Hence, it is possible that, depending on the attendance at any particular shareholders’ meeting, a relatively limited number of shareholders may approve resolutions put forward at such meetings.

Voting

     A shareholder may attend and vote at a general meeting of shareholders in person or through an authorized representative. Shareholders that have not transferred their shares to the Finnish book-entry securities system may also attend and vote at general meetings if they were registered in the share register maintained by the Company before the date on which the shares should have been transferred to the book-entry securities system at the latest and provide evidence of their ownership of shares on the date of the general meeting.

     Each share is entitled to one vote at a general meeting of shareholders. While resolutions are usually passed by a majority of the votes cast, certain resolutions, such as a resolution to amend our articles of association, a resolution to issue shares not subject to shareholders’ preferential subscription rights and, in certain cases, a resolution regarding a merger or liquidation of the Company, require a majority of at least two-thirds of the votes cast and the shares represented at the general meeting of shareholders. Further, if an amendment of our articles of association would diminish the rights of an entire class of shares, the resolution, in addition to the above majority requirement, requires the consent of shareholders representing at least one-half of all the shares of such class and a majority of two-thirds of the shares of such class represented at the general meeting of shareholders. Any amendment to the purchase obligation provisions of our articles of association (described below) requires at least three-fourths of the votes cast and the shares represented at the meeting.

Liquidation

     If the Company were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their shareholdings.

Purchase Obligations

     Our articles of association contain a clause according to which a shareholder or a group of related shareholders who or which has acquired either 33 1/3 percent or 50 percent of the total ordinary shares or of the total voting power of the Company, at the minimum, is obligated to purchase the shares of all other shareholders who request such purchase. Our articles of association specify that the purchase price of such shares shall be the higher of the following:

(a) The weighted average trading price of the ordinary shares of the Company on the Helsinki Exchanges during the ten business days prior to the day on which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision informed the Company that the above-mentioned percentage of ownership of ordinary shares or votes has been reached or exceeded or, in the event that no such notification is provided to the Company, or such notification is provided after the expiration of the period of time set forth in our articles of association, then during the ten business days prior to the day on which the Company’s board of directors is informed in any other manner; or

(b) the weighted average price per share, which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision has paid for the ordinary shares that he/she has procured or obtained in some other way over the 12 months preceding the date defined in paragraph (a) above.

     In addition, such shareholder is also obligated to purchase any subscription rights, warrants or convertible bonds issued by the Company if so requested by the holder or holders thereof.

     Pursuant to the Securities Market Act, a shareholder who acquires in excess of two-thirds of the total voting rights of the shares of a company after the commencement of a public quotation of the shares must offer to purchase the remaining shares.

Material Contracts

     Neither Metso nor any of its consolidated subsidiaries has entered into any contracts in the last two years outside of the ordinary course of business that have had or may reasonably be expected to have a material effect on our business.

Exchange Controls

     Our share may be bought by non-residents of Finland on the Helsinki Exchanges without any separate Finnish exchange control consent. Non-residents may receive dividends without a separate Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents that have acquired our shares may receive shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents, and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares of the Company by non-residents to other non-residents.

Control of Foreign Ownership

     Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Act on the Control of Foreigners’ Acquisition of Finnish Companies of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more such foreign persons or entities, were to acquire a holding of one-third or more of the voting power of the Company. The Ministry of Trade and Industry could refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.

Taxation

     The following description is based on tax laws of Finland and the United States as in effect on the date of this annual report and is subject to changes in the Finnish and U.S. law, including changes that could have retroactive effect. Prospective investors should consult their professional advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of tax laws of any other jurisdiction.

Finnish Taxation

     The following is a description of the material Finnish income tax consequences of the purchase, ownership, and disposition of shares or ADSs by a holder who is not a resident of Finland (a “non-resident”). It does not purport to be a complete analysis of all potential Finnish tax consequences to holders of the shares and ADSs. Prospective investors should consult their own advisers as to the consequences of the purchase, ownership, and disposition of shares or ADSs in light of their particular circumstances, including the effect of any foreign, state, or local tax laws. Statements regarding Finnish tax laws set forth below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date hereof and are subject to any changes in Finnish law, or in the interpretation thereof by the relevant taxation authorities.

     A beneficial owner of an ADS should be treated as the owner of the underlying share for purposes of the current Convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital and for Finnish tax purposes. Accordingly, the Finnish tax consequences to owners of shares discussed below apply also to beneficial owners of ADSs.

Companies

     Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 1996, the rate of such tax was 28 percent. The corporate income tax rate was raised to 29 percent, with effect as from January 1, 2000.

     Finland applies an imputation or avoir fiscal system for profits distributed as dividends in order to eliminate double taxation of companies and their shareholders. Under the avoir fiscal system, there is a minimum tax payable to the Finnish tax authorities by a Finnish company depending on the amount of profit distributed as dividends. For the tax years 2001 and 2000, the applicable minimum tax was 29/71 of the dividends distributed to the shareholders. For the year 2002, the applicable minimum tax was also 29/71. To the extent that this minimum tax exceeds or is less than the corporate tax charge payable to the Finnish taxation authorities calculated on taxable income, a tax surplus will be established or a supplementary tax liability will be imposed (as appropriate). Any tax surplus generated may be used, for a period of ten years, to offset any supplementary tax which may become payable in subsequent years. As further discussed below, Finland is considering amending or possibly abolishing the avoir fiscal system.

Shareholders and Holders of ADSs

   Tax Credit on Dividends

     The Finnish avoir fiscal system is applied in its entirety only to shareholders who are residents of Finland. Under the avoir fiscal system, a tax credit is available to resident shareholders on the payment of dividends by a Finnish company equal to the lesser of, the tax paid by such company for its income and 29/71 of the dividend paid, as described above. Because corporate income tax rate and the tax credit are currently of the same size, no taxes are generally payable by shareholders in respect of dividend income received from a listed Finnish company. The tax credit is not generally available to non-residents. Shareholders who are non-residents may, however, be entitled to the tax credit in whole or in part where there is a double taxation treaty with Finland that contains the appropriate provisions. Currently, the only such tax treaty in force is with Ireland, entitling certain shareholders resident in Ireland to a tax credit equal to one-half of the credit available to residents of Finland.

     In June 2001, the Finnish Ministry of Finance appointed a committee to evaluate, among other things, the acceptability of the avoir fiscal system in light of Finnish and EU legislation. The committee presented its report in November 2002. The committee was of the opinion that Finland should abolish the avoir fiscal system and, as a result, dividends would be taxable. In addition, the Finnish Supreme Administrative Court has requested a preliminary ruling from the European Court of Justice in relation to the Finnish imputation system on September 10, 2002. As a result of the ruling, Finland may be forced to amend or even abolish the current avoir fiscal system. In March 2003, Finland held Parliamentary elections that resulted in the formation of a new government. This new Finnish government, which will assume office in April 2003, has publicly announced its intention to abolish the avoir fiscal system. At this time, no further details are available as to the intended changes to the Finnish dividend taxation system.

   Withholding Tax on Dividends

     Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of withholding tax is 29 percent as from January 1, 2000. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived. In the case of the treaty with the United States, the withholding tax rates are reduced to 15 percent. The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

     A reduction of such withholding tax rate can be obtained at source upon the submission of a Source Tax Card or the required information (name, date of birth and address) to the payor prior to the payment of dividends. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority. The Bank of New York as Depositary for the ADSs has agreed to use reasonable efforts to make and maintain arrangements enabling holders to receive tax credits, reduction in Finnish withholding tax or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the ADSs at the time the dividend is paid.

     No withholding tax is levied under Finnish law on dividends paid to corporate entities that reside in the EU and directly hold at least 25 percent of the capital of the distributing Finnish company, provided that such entities are not entitled to the tax credit under the Finnish avoir fiscal system and are subject to a general corporate income tax in their respective countries of residency, as specified in Directive 90/435/EEC.

   Finnish Transfer Tax

     There is no transfer tax payable in Finland on share transfers made on the Helsinki Exchanges. If the transfer is not made on the Helsinki Exchanges, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.

   Finnish Capital Gains and Other Taxes

     Shareholders who are not resident in Finland, and who do not engage in trade or business through a permanent establishment or fixed base in Finland which could be regarded as the holder of the relevant shares or ADSs, will normally not be subject to Finnish taxes on capital gains realized on the transfer of shares. Transfers of shares by a non-resident of Finland by way of gift or by reason of the death of the owner are subject to Finnish gift or inheritance tax respectively if either the transferor or the transferee was a resident of Finland at the time of death or when the gift was given, unless Finland has waived its rights in a tax treaty to impose tax.

U.S. Federal Income Taxation

General

     The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the U.S. federal income tax considerations of holders that are initial purchasers of the shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the United States dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of the company. This summary does not address any state, local or foreign tax consequences of the acquisition, ownership and disposition of shares or ADSs.

     Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof, and in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which could apply retroactively and affect the tax consequences described below.

     The U.S. Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Finnish taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

     For purposes of this summary, a “U.S. Holder” is a beneficial owner of shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs should consult its own tax advisor. A “Non-U.S. Holder” is a beneficial owner of shares or ADSs that is not a U.S. Holder.

Ownership of ADSs in General

     For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs.

Distributions

     The gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all shareholders of the Company including holders of ADSs) with respect to shares or ADSs, before reduction for any Finnish taxes withheld there from, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

     Any such dividend paid in euros (or any currency other than U.S. dollars) will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euro (or, if not euros, the currency in which the dividend was paid) on the date of receipt, which in the case of ADSs, is the date they are received by the depository. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of euros (or, any currency other than U.S. dollars) will be ordinary gain or loss.

     Dividends received by a U.S. Holder with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.”

     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange of Shares or ADSs

     A U.S. Holder generally will recognize gain or loss on the sale or exchange of shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder’s holding period for such shares or ADSs exceeds one year and in the case of shares or ADSs acquired on or after January 1, 2001, will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of shares or ADSs to a U.S. Holder will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

     With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate on the settlement date of the sale.

     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold on any payments of dividends on, or the proceeds from the sale or, redemption of, shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate is 30 percent for years 2002 and 2003, 29 percent for years 2004 and 2005, and 28 percent for years 2006 through 2010.

     In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

     The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains any reports, statements and other information that have been filed electronically with the Commission. We have made electronic filings with the Commission since October 30, 2002. In addition, material submitted by us may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     The objective of our financial functions is to identify, evaluate and hedge financial risks related to market conditions, which affect our consolidated cash flows, assets and liabilities. Market risk refers to the risk of loss arising from adverse changes in foreign exchange rates, interest rates, and other relevant market prices, such as equity prices. In order to manage our exposures to market risk, we continually assess our market exposures and attempt to hedge such risks through financial operations to minimize the adverse effects on our profitability.

     Our financial operations are conducted to support business purposes and within the framework of corporate operating policies and guidelines. Our financial function identifies the financial risks connected with the business operations and minimizes their impact on our financial results. To minimize financial risks, we use different derivative instruments, such as forward contracts, currency and interest rate swaps, and options. Derivatives are used only to support the underlying businesses (i.e., for hedging purposes only). Currently, we do not hold derivatives for trading (speculative) purposes and we do not use high risk derivative instruments such as written options on a sole basis or leveraged instruments. For additional information on the derivative financial instruments we use, see Note 27 to our audited consolidated financial statements.

     We do not anticipate any material adverse effect on our consolidated financial condition, results of operations or cash flows, resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

     We use sensitivity analysis techniques to measure foreign exchange, interest rate and equity price risk. The estimated amounts generated from the sensitivity analysis are forward-looking statements of market risk, assuming certain adverse market conditions occur. Actual results in the future may differ materially from the projected results. The method expresses the potential change in future earnings, cash flows or fair values for a specified period resulting from selected hypothetical variations in foreign currency exchange rates, interest rates, or equity prices.

Exchange Rates and Foreign Currency Exposure

     Our foreign currency exposures arising from the Finnish operations and from the main part of foreign operations are hedged centrally through our corporate treasury department, which transacts and coordinates with third parties, principally banks. Future foreign currency cash receipts, arising primarily on long-term contracts, net of any matching foreign currency payments and short-term component and machine sales, are hedged principally through the forward foreign exchange market. We generally hedge our future net cash flows over a period typically not exceeding two years. In accordance with this policy, the majority of our future net cash flows related to our order backlog at any given time is hedged. Our foreign subsidiaries generally transact business in their local currencies, and where there are exposures to foreign exchange fluctuations primarily through export hedging is undertaken by such local subsidiaries through forward exchange contracts with or in cooperation with our corporate treasury department. Our treasury policy hedging principles are monitored regularly by our corporate treasury department.

     We have partly hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings, receivables, and to some extent through currency derivatives.

     Apart from forward foreign exchange contracts, options and currency swaps, as of December 31, 2002, we were not a party to any other derivative foreign currency instruments. Our risk management policy is that operating units should not carry unhedged foreign currency risk exposure.

     We have hedged approximately 88 percent of our future foreign currency cash receipts for 2003, arising primarily on long-term contracts, net of any expected matching foreign currency payments. In addition, as of December 31, 2002, we have hedged 83 percent of our Swedish krona and 95 percent of our U.S. dollar denominated net investments in subsidiaries by receivables, borrowings and forward exchange contracts.

     Our net gains and losses sustained from foreign currency fluctuations were approximately a net loss of €6 million for the year ended December 31, 2002, and a net gain of €3 million and €2 million for the years ended December 31, 2001 and 2000, respectively.

     The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure, which is composed of future cash flows in foreign currencies. Our functional and reporting currency has since January 1, 1999 been the euro. The aggregate foreign exchange transaction exposure is composed of all assets and liabilities that are denominated in foreign currencies, excluding those items which have been used to hedge net investments, projected cash flows from firm commitments of both short- and long-term sales and purchase contracts and derivative financial instruments hedging the above items and anticipated cash flows.

     The sensitivity analysis assumes an instantaneous ten percent change in foreign currency rates against the euro from their level as of December 31, 2002, with all other variables held constant. If the euro appreciates or depreciates ten percent against all other currencies, the impact on our cash flows is a corresponding decrease or increase of approximately less than €1 million during future years, compared to approximately €3 million at December 31, 2001.

     These above assumptions are hypothetical and the actual results may differ substantially from the projected figures.

Interest Rate Risk

     We are exposed to variations in interest rates, which may cause changes in the values of interest-bearing liabilities and assets, which are already in the balance sheet (price risk) and also affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk). To manage interest rate risk, our interest-bearing assets and liabilities have diversified maturities containing instruments with floating and fixed interest rates. We also use financial derivatives, such as interest rate swaps, to hedge our interest rate exposure.

     We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate level interest rate exposure, composed of interest-bearing investments, interest-bearing debts and financial derivatives, such as interest rate swaps, which are used to hedge the above items.

     The sensitivity analysis assumes a one percent (100 basis points) parallel move in interest rates for all maturities from their levels as of December 31, 2002 with all other variables held constant. A one percent move upwards or downwards in all interest rates would lead to a corresponding increase or decrease of approximately €31 million on fair values of interest-bearing financial instruments that are outstanding as of December 31, 2002, in comparison to €36 million at the end of 2001.

Equity Price Risk

     The market value of the shares in publicly traded companies, of which are listed on the Helsinki Exchanges, owned by us at December 31, 2002, was €14 million. If the prices of the shares had decreased by ten percent, the market value of the investments would have declined by €1 million in comparison to €7 million at the end of 2001. We have not used any derivative instruments to hedge our equity investments.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     Our president and chief executive officer and our executive vice president and chief financial officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-14(c) of the Securities and Exchange Act of 1934) within 90 days prior to the date of this annual report on Form 20-F, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this annual report on Form 20-F was being prepared. There were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date our president and chief executive officer and our executive vice president and chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions.

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See financial statements beginning on page F-1.

Item 19. Exhibits

     Documents filed as exhibits to this annual report:

1.1	Articles of Association of Metso, as amended to date (English translation).

2.1	Not applicable.*

8.1	List of Subsidiaries.

10.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

10.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	The total amount of long-term debt securities authorized under any instrument does not exceed ten percent of the total assets of the Group on a consolidated basis.

**	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 17, 2003	METSO CORPORATION

	By:	/s/ TOR BERGMAN

		Name:	Tor Bergman
		Title:	President and Chief Executive Officer

	By:	/s/ SAKARI TAMMINEN

		Name:	Sakari Tamminen
		Title:	Executive Vice President and Chief Financial Officer

CERTIFICATIONS

I, Tor Bergman, certify that:

1.	I have reviewed this annual report on Form 20-F of Metso Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

/s/ TOR BERGMAN

Tor Bergman
President and Chief
Executive Officer

I, Sakari Tamminen, certify that:

1.	I have reviewed this annual report on Form 20-F of Metso Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

/s/ SAKARI TAMMINEN

Sakari Tamminen
Executive Vice President and
Chief Financial Officer

METSO

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Metso Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, statements of cash flows and statements of changes in shareholders’ equity, present fairly, in all material respects, the financial position of Metso Corporation and its subsidiaries (Metso) at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Finland. These financial statements are the responsibility of Metso’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Finland vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 31 to the consolidated financial statements.

Helsinki, Finland

February 12, 2003, except for Notes 31 and 32,
as to which the date is April 15, 2003

PricewaterhouseCoopers Oy
Authorized Public Accountants

METSO

Consolidated Statements of Income
(in millions, except for per share amounts)

		Year ended December 31,

	Note	2000	2001	2002	2002

		€	€	€	USD
Net sales		3,891	4,343	4,691	4,918
Cost of goods sold	3,5	(2,901)	(3,200)	(3,425)	(3,591)

Gross profit		990	1,143	1,266	1,327
Selling, general and administrative expenses	2,3,5	(793)	(873)	(1,015)	(1,064)
Nonrecurring operating income and expenses, net	4	18	4	(27)	(28)
Amortization of goodwill	5	(15)	(28)	(57)	(60)

Operating profit		200	246	167	175
Financial income and expenses, net	6	(20)	(24)	(74)	(78)
Share of profits of associated companies	7	0	0	0	0

Income before extraordinary items and income taxes		180	222	93	97
Extraordinary income and expenses, net	8	268	(8)	—	—

Income before income taxes		448	214	93	97
Income taxes	9	(59)	(72)	(26)	(27)
Minority interests		0	(1)	(2)	(2)

Net income		389	141	65	68

Earnings per share	10	0.90	1.09	0.48	0.50

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets
(in millions)

		As at December 31,

	Note	2001	2002	2002

		€	€	USD
ASSETS
Fixed assets and financial assets
Intangible assets	11
Goodwill		1,037	895	938
Other intangible assets		57	116	122

		1,094	1,011	1,060

Tangible assets	11,12
Land and water areas		68	85	89
Buildings		340	350	367
Machinery and equipment		387	343	360
Other tangible assets		32	31	33
Assets under construction		59	82	86

		886	891	935

Financial assets
Shareholdings and other securities	14	114	51	53
Own shares	14	1	1	1
Loans receivable	17	17	20	21
Accounts receivable	17	10	5	5
Other long-term investments	15,17	73	26	27

		215	103	107

Total fixed and financial assets		2,195	2,005	2,102

Current assets
Inventories
Materials and supplies		225	186	195
Work in process		320	281	295
Finished products		404	352	369

		949	819	859

Receivables	17
Accounts receivable		1,106	836	876
Costs and earnings of projects under construction in excess of billings	16	133	174	182
Loans receivable		16	5	5
Accrued income and prepaid expenses		146	201	211
Deferred tax asset	9	176	98	103
Other receivables		100	60	63
Other short-term investments		9	11	12

		1,686	1,385	1,452

Cash and cash equivalents		212	190	199

Total current assets		2,847	2,394	2,510

Total assets		5,042	4,399	4,612

     The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets - Continued
(in millions)

		As at December 31,

	Note	2001	2002	2002

		€	€	USD
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	18
Share capital		232	232	243
Share premium account		14	14	15
Legal reserve		221	227	238
Cumulative translation differences		25	(60)	(63)
Reserve for own shares		1	1	1
Other reserves		202	202	212
Retained earnings		633	698	732
Net income for the financial year		141	65	68

Total shareholders’ equity		1,469	1,379	1,446

Minority interests		7	10	0

Mortgages and contingent liabilities	24	—	—	—

Liabilities
Long-term debt	19
Bonds		730	713	748
Loans from financial institutions		373	233	244
Pension loans		47	38	40
Other long-term debt		29	36	38

		1,179	1,020	1,070

Other long-term liabilities
Accrued expenses	20,23	148	126	132
Deferred tax liability	9	34	25	26
Other long-term loans		1	1	1

		183	152	159

     The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets — Continued
(in millions)

		As at December 31,

	Note	2001	2002	2002

		€	€	USD
Current liabilities
Current portion of long-term debt		46	50	52
Other interest bearing short-term debt	21	343	283	297
Advances received		183	141	148
Accounts payable		390	321	337
Billings in excess of costs and earnings of projects under construction	16	114	84	88
Accrued expenses and deferred income	22,23	1,040	873	915
Other current liabilities		88	86	90

		2,204	1,838	1,927

Total liabilities		3,566	3,010	3,156

Total shareholders’ equity and liabilities		5,042	4,399	4,612

     The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Cash Flows
(in millions)

	Year ended December 31,

	2000	2001	2002	2002

	€	€	€	USD
Cash flows from operating activities:
Net income	389	141	65	68
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	128	149	197	206
Gain on sale of fixed assets	(3)	(4)	(7)	(7)
Gain on sale of Timberjack, net of taxes	(275)	—	—	—
(Gain) loss on sale of other subsidiaries and associated companies	2	(11)	(1)	(1)
Gain on marketable securities	(12)	(37)	(7)	(7)
Share of profits and losses of associated companies	0	0	(1)	(1)
Other non-cash items	43	10	28	29
Change in net working capital, net of effect from business acquisitions	28	(13)	(22)	(23)

Net cash provided by operating activities	300	235	252	264
Cash flows from investing activities:
Capital expenditures on fixed assets	(111)	(154)	(191)	(200)
Proceeds from sale of fixed assets	41	18	33	34
Acquisition of Svedala, net of cash acquired	—	(804)	—	—
Other business acquisitions, net of cash acquired	(186)	(24)	(1)	(1)
Investments in associated companies	(1)	—	(1)	(1)
Proceeds from sale of subsidiaries and associated companies	7	17	38	40
Proceeds from sale of Timberjack, net of taxes	506	—	—	—
Taxes payable (taxes paid) on gain of Timberjack sale	85	(85)	—	—
Proceeds from sale of shares and marketable securities	15	90	110	115
Investments in shares and marketable securities	(47)	(1)	(2)	(2)

Net cash provided by (used in) investing activities	309	(943)	(14)	(15)
Cash flows from financing activities:
Dividends paid	(54)	(81)	(82)	(86)
Hedging of net investment in foreign subsidiaries	(34)	0	—	—
Net borrowings (payments) on short-term debt	(183)	114	(50)	(53)
Proceeds from issuance of long-term debt	16	798	200	210
Principal payments of long-term debt	(73)	(466)	(311)	(326)
Notes receivable issued	(6)	(7)	(4)	(4)
Proceeds from payments on notes receivable	25	68	14	15
Proceeds from Timberjack installment credit receivables	35	—	—	—
Other	(10)	7	0	0

Net cash provided by (used in) financing activities	(284)	433	(233)	(244)
Effect of changes in exchange rates on cash and cash equivalents	1	2	(27)	(28)
Net increase (decrease) in cash and cash equivalents	326	(273)	(22)	(23)
Cash and cash equivalents at beginning of year	159	485	212	222

Cash and cash equivalents at end of year	485	212	190	199

     The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Cash Flows — Continued
(in millions)

	Year ended December 31,

	2000	2001	2002	2002

	€	€	€	USD
Change in net working capital, net of effect from business acquisitions:
(Increase) decrease in assets and increase (decrease) in liabilities:
Inventory	(156)	57	24	25
Receivables	(49)	(40)	183	192
Other assets	12	(34)	35	37
Percentage of completion: recognized assets and liabilities, net	77	(74)	(71)	(75)
Accounts payable	51	8	(46)	(48)
Accrued liabilities	65	79	(119)	(125)
Other liabilities	28	(9)	(28)	(29)

Total	28	(13)	(22)	(23)

Supplemental cash flow information:
Acquisition of businesses:
Intangible assets	18	11	0	0
Tangible assets	64	197	1	1
Goodwill	102	836	4	4
Current assets, other than cash	36	909	2	2
Minority interests	—	10	0	0
Liabilities assumed	(34)	(1,135)	(6)	(6)

Acquisition of businesses, net cash used	186	828	1	1

Disposal of Timberjack:
Non-current assets	138	—	—	—
Current assets	224	—	—	—
Liabilities and costs to dispose of activity	(96)	—	—	—

Net assets disposed of	266	—	—	—
Capital gain, net of taxes	275	—	—	—
Taxes on capital gain	103	—	—	—

Total proceeds	644	—	—	—
Installment credit receivables	(35)	—	—	—
Capital gain taxes paid	(18)	—	—	—
Balance of capital gain taxes payable at year end	(85)	—	—	—

Proceeds from sale of Timberjack, net of taxes	506	—	—	—
Cash paid during the year for
Interest	45	47	83	87
Income taxes	55	113	57	60

     The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Changes in Shareholders’ Equity
(in millions, unless otherwise indicated)

		Share capital	Share		Cumulative	Reserve
	Number of shares	(par value €1.70	premium	Legal	translation	for own	Other	Retained
	(thousands)	per share)	reserve	reserve	differences	shares	reserves	earnings	Total

		€	€	€	€	€	€	€	€
Balance at December 31, 1999	135,817	228	7	221	(2)	6	202	423	1,085
Dividends	—	—	—	—	—	—	—	(54)	(54)
Transfer from share premium reserve	—	3	(3)	—	—	—	—	—	0
Cancellation of own shares	(500)	(1)	1	—	—	(5)	—	—	(5)
Translation differences	—	—	—	—	23	—	—	—	23
Transfer of translation differences	—	—	—	—	25	—	—	(25)	0
Other	245	—	3	(1)	—	—	—	(15)	(13)
Net income	—	—	—	—	—	—	—	389	389
Balance at December 31, 2000	135,562	230	8	220	46	1	202	718	1,425
Dividends	—	—	—	—	—	—	—	(81)	(81)
Share issue (option rights)	689	2	6	—	—	—	—	—	8
Translation differences	—	—	—	—	(21)	—	—	—	(21)
Other	—	—	—	1	—	—	—	(4)	(3)
Net income	—	—	—	—	—	—	—	141	141
Balance at December 31, 2001	136,251	232	14	221	25	1	202	774	1,469
Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	(85)	—	—	—	(85)
Other	—	—	—	6	—	—	—	6	12
Net income	—	—	—	—	—	—	—	65	65
Balance at December 31, 2002	136,251	232	14	227	(60)	1	202	763	1,379

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Note 1. Accounting Principles

   Description of businesses

     Metso is a multinational engineering company, which designs, develops and produces systems, automation solutions, machinery and equipment for process industries. The main customer industries are the pulp and paper, mining, construction and civil engineering as well as energy and chemical industries. Metso’s operations are divided into four business areas: Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. Metso Ventures is comprised of Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. As of March 2002, Metso Panelboard has been transferred from Metso Paper to be reported under Metso Ventures. In November 2002, Metso announced its plan to dispose of Converting Equipment, which has been part of Metso Paper. Accordingly Converting Equipment is reported separate of Metso Paper.

   Basis of presentation

     The consolidated financial statements, prepared in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”), include the financial statements of Metso Corporation (the “Parent Company”) and its subsidiaries (together, “Metso”). Metso Corporation was formed in 1999 as a result of the merger of Rauma Corporation (“Rauma”) and Valmet Corporation (“Valmet”). The merger was consummated on July 1, 1999 and is accounted for by the pooling of interest method.

     The financial statements are presented in millions of euros (“€”), except for share and per share amounts.

     Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2002, have been translated into U.S. dollars (“USD”) using the December 31, 2002 Noon Buying Rate of the Federal Reserve Bank of New York of €1.00 = USD 1.0485 (USD 1.00 = €0.9538). The translation should not be construed as a representation that the amounts shown could be converted into USD at that rate.

   Use of estimates

     The preparation of financial statements, in conformity with Finnish GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Accounting convention

     The financial statements are prepared under the historical cost convention.

   Principles of consolidation

     The consolidated financial statements include the accounts of the Parent Company and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 percent of the voting rights. The companies acquired during the financial period have been consolidated from the date the responsibility for their operations was transferred to Metso. Subsidiaries sold have been included up to their date of sale.

     All intercompany transactions are eliminated as part of the consolidation process. Minority interests are presented separately before net income. They are also shown separately from shareholders’ equity and liabilities on the consolidated balance sheets.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     Acquisitions of companies are accounted for by using the purchase method. Goodwill represents the excess of the purchase cost over the fair value of the net assets of the acquired companies. The excess of purchase price is allocated to fixed assets, which are depreciated over their useful lives. Goodwill arising from acquisitions is amortized over a period not to exceed twenty years. Deferred credit (negative goodwill) represents the excess of net assets of acquired companies over the purchase cost. Deferred credit arising from acquisitions is allocated to reduce the acquired fixed assets.

     The equity method of accounting is used for investments in associated companies in which the investment provides Metso with the ability to exercise significant influence over operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which Metso’s direct or indirect ownership is between 20 and 50 percent. Under the equity method, the share of profits and losses of associated companies is included in the consolidated statements of income. The share of result of the associated companies, the activity of which is closely connected with the business areas of Metso, is recorded in other income and expenses, net. Metso’s share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheets.

     Other shareholdings and securities (voting rights less than 20 percent) are stated at cost and dividends received are included in the statements of income; a write down is made where it is deemed necessary to reduce the cost to estimated net realizable value.

   Foreign currency translation

     Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of the transactions. At the end of the accounting period, unsettled foreign currency transaction balances are valued at the rates of exchange prevailing at the balance sheet date. Trade flow related foreign currency exchange gains and losses are treated as adjustments to sales and purchases. Foreign exchange gains and losses associated with financing are entered as a net amount under financial income and expenses.

     The statements of income of foreign subsidiaries (i.e., outside the Euro area) are translated into euro at the average exchange rates for the financial year and the balance sheets are translated at the exchange rate of the balance sheet date. The resulting translation differences are recorded directly to equity. When Metso hedges the equity of its foreign subsidiaries with foreign currency loans and financial derivatives, the translation difference is adjusted by the currency effect of hedging instruments and recorded in equity, net of taxes.

   Derivative financial instruments

     Metso uses a variety of derivative financial instruments, mainly forward exchange contracts, and a limited number of interest rate, currency and cross-currency swaps as well as currency options, as part of an overall risk management policy. These instruments are used to reduce the foreign currency and interest rate risks relating to existing assets, liabilities and firm commitments. In some cases, derivative financial instruments may be used to mitigate foreign currency denominated cash flow risks arising from business acquisitions.

     Metso does not hold nor issue derivative financial instruments for trading purposes.

     Metso uses principally forward exchange contracts to hedge the currency risk on certain commercial assets (receivables), liabilities (payables) and firm commitments (orders). The derivatives are designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. If a derivative has been contracted to close or reduce net exposure to a certain currency or group of currencies, it is fair valued quarterly and the arising variation in fair values is recognized in the consolidated statements of income.

     Metso hedges its net foreign investments in certain currencies to reduce the effect of exchange rate fluctuations. The hedging instruments are mainly foreign currency loans and forward exchange contracts, and to some extent cross-currency swaps. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     Currency and cross-currency swaps are used to hedge foreign currency denominated loans. The translation differences arising from the derivative instruments are recorded concurrently with the translation difference of the underlying loans.

     When derivative instruments have been used to mitigate the foreign currency fluctuation arising from business acquisitions, the instruments are fair valued and the respective change is charged to income.

     Metso’s exposure to interest rate risk, arising from interest bearing receivables and loans, is managed through interest rate swaps and interest rate futures. The net of interest payable and receivable on the swaps is accrued and recorded in interest and other financial expenses to match the interest income/expense on the related underlying hedged items. Realized gains and losses occurring from early termination of contracts are recorded in income over the remaining period of the original swap agreement.

     If the interest leg of a cross-currency swap or an interest swap has not been designated as a hedge of an underlying item at its inception, the interest portion of the swaps is fair valued quarterly. Interest rate futures are fair valued quarterly and the change in fair value is recognized in financial income and expenses, net.

   Other long-term investments

     Marketable debt securities, e.g. bonds, commercial papers and time deposits are included in other long-term investments when their maturity, at the time of their inception, exceeds one year. The unrealized gains on marketable securities are deferred and recognized in income only at disposal or at maturity.

   Revenue recognition

     Completed contract — method: Revenues from goods and services sold are recognized, net of sales taxes, discounts and foreign exchange differences, when substantially all the risks and rewards of ownership are transferred to the buyer or when legal title of the goods and responsibility for shipment has transferred to the buyer. The transfer of risk takes place either when the goods are shipped or made available to the buyer for shipment, depending on the delivery clause of the contract. The credit worthiness of the buyer is verified before engaging into a sale. However, should a risk of non-payment arise after revenue recognition an adequate provision for non-collectibility is established.

     Percentage of completion — method: Sales and anticipated profits under significant long-term engineering and construction contracts are recorded on a percentage-of-completion basis, using either units of delivery (based on predetermined milestones) or cost-to-cost method of accounting as the measurement basis. Estimated contract profits are recorded in earnings in proportion to recorded sales. In cost-to-cost method, sales and profits are recorded after considering the ratio of accumulated costs to estimated total costs to complete each contract. In certain cases, subcontractor materials, labor and equipment are included in sales and costs of goods sold when management believes that Metso is responsible for the ultimate acceptability of the project. Changes to total estimated contract costs and losses, if any, are recognized in the period in which they are determined.

     Trade-ins: Sales, against which trade-ins are accepted, are recorded at contract price. The difference between the trade-in allowance and the recorded value of the inventory received is recognized in cost of goods sold.

   Research and development

     Research and development costs are expensed as incurred.

   Maintenance, repair and renewals

     Maintenance, repairs and renewals are generally charged to expense as incurred. However, major betterments are capitalized and depreciated over their expected useful lives.

   Pensions and coverage of pension liabilities

     The pension coverage of personnel working for Metso in Finland is mainly insured by payments made

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

to pension insurance companies and, to some extent, by an internal Pension Fund. The Fund has been closed to new employees since 1987. On December 29, 2000, the accumulated pension liability of the Fund was transferred to an external insurance company and the Fund was wound up during the year 2001.

     The companies within Metso have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso has met minimum funding requirements for the countries in which it maintains pension schemes. Metso’s contributions to defined contribution plans and to multi-employer and insured plans are charged to the income statement concurrently with the payment obligations.

   Fixed assets and long-term investments

     Intangible and tangible assets are stated at cost, less accumulated depreciation. Land and water areas are not depreciated.

     Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets as follows:

Buildings	15-40 years
Machinery and equipment	3-20 years
Other tangible assets	5-20 years
Intangibles, other than goodwill and trade names	3-12 years
Trade names	20 years
Goodwill	5-20 years

     Impairments on fixed assets and capital gains and losses on the disposal are included in operating profit (loss) or in extraordinary items depending on the nature of the event. Goodwill arising from strategic business acquisitions with far reaching benefits to the core businesses is amortized in 20 years.

     Metso reviews long-lived assets and certain intangibles to be held and used by the company for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate that an asset may not be recoverable, Metso estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of such expected future cash flows (undiscounted and without interest charge) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset’s net book value exceeds its fair market value. For purposes of assessing impairment, assets are to be grouped at the lowest level for which there are separately identifiable cash flows.

     The carrying value of goodwill for each business area is reviewed annually or, more frequently, if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value may not be recoverable. Metso uses discounted future cash flow analysis to assess whether the carrying value of goodwill exceeds its fair value.

   Capitalization of interest expenses

     The interest expenses of self-constructed investments are capitalized in Metso’s financial statements. The capitalized interest expense is amortized over the estimated useful life of the underlying asset.

   Revaluation of fixed assets

     Fixed assets are stated at historical acquisition price reduced by annual depreciation, their revaluation is not allowed.

   Leasing

     Rental expenses for operational leases are expensed as incurred. Acquisitions of property and

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

equipment under capital leasing are recorded in fixed assets and depreciated over their expected useful lives.

   Own shares (treasury stock)

     The own shares held by Metso are valued at reacquisition price in a separate caption under financial assets. The own shares have been deducted from the number of shares outstanding and the share capital for the calculation of per share and other performance related indicators.

   Cash and cash equivalents

     Cash and cash equivalents consist of cash in banks and other liquid investments with original maturity of ninety days or less.

   Inventories

     Inventories are stated at the lower of historical cost calculated on an “average cost” basis or net realizable value. Historical costs include purchase costs as well as transportation and processing costs. The costs of finished goods include direct materials, wages and salaries plus social costs, subcontracting and other direct costs. In addition, production costs include an allocable portion of production and project administration overheads. Net realizable value is the estimated amount that can be realized from the sale of the asset in the normal course of business after allowing for the costs of realization.

     Inventories are shown net of a reserve for obsolete and slow-moving inventories. A reserve is established and a corresponding charge is taken to income in the period in which the loss occurs based upon an assessment of technological obsolescence, turnover and related factors.

     Trade-in equipment received is recorded as inventory at the lower of cost or net realizable value reduced by a reasonable sales margin.

   Nonrecurring operating income and expenses

     Nonrecurring operating income and expenses include significant restructuring and reorganizing costs related to ongoing businesses and other major one-time operating income and expenses.

   Extraordinary items

     Extraordinary items, net of taxes, include significant income and expenses not resulting from ordinary course of business operations.

   Equity share of untaxed reserves

     In Finland and certain other countries, companies are permitted to reduce or increase taxable income adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company’s financial statements. Such amounts are included, net of taxes, in other shareholders’ equity in the consolidated accounts.

   Warranty

     An accrual is made for expected warranty costs. The adequacy of this accrual is reviewed periodically based on historical analysis.

   Income taxes

     Income taxes presented in the income statement consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the results for the financial year of the companies and, adjustments of taxes for previous years.

     A deferred tax liability or asset has been determined for all temporary differences between the tax bases of assets and liabilities and their amounts in financial reporting, using the enacted tax rates effective for

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets at their estimated realizable amounts. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized

     No deferred tax liability has been recognized for undistributed earnings of domestic subsidiaries (i.e., Finnish) since such earnings can be transferred to the Parent Company without tax consequences. Metso does not provide deferred income taxes on undistributed earnings of foreign subsidiaries, except in situations where Metso has elected to distribute earnings of foreign subsidiaries.

   Earnings per share

     Earnings per share is based on income before extraordinary items and income taxes adjusted for minority interests and taxes related to normal business operations. The amount is divided by the weighted average number of shares outstanding during each period. The average number of own shares has been deducted from the number of outstanding shares.

     The diluted earnings per share have been computed by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance of if later, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options.

     The assumption of exercise is not reflected in earnings per share calculation when the exercise price of the warrants and options exceeds the average market price of the common stock during the period. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Note 2. Selling, General and Administrative Expenses

     Selling, general and administrative expenses consist of the following:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Marketing and selling expenses	381	425	548
Research and development expenses	123	137	146
Administrative expenses	289	315	341
Other income	(15)	(15)	(26)
Other expenses	15	11	6

Total	793	873	1,015

Note 3. Personnel Expenses and Number of Personnel

     Information regarding personnel expenses and number of personnel is as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Salaries to the members of Boards of Directors and managing directors of group companies	12	12	14
Other wages and salaries	825	924	1,062
Pension costs	81	99	112
Other indirect employee costs	135	156	183

Total	1,053	1,191	1,371

	Year ended December 31,

	2000	2001	2002

Number of personnel:
Personnel, average	22,372	25,613	29,258
Personnel, at end of year	22,024	30,242	28,489

Note 4. Nonrecurring Operating Income and Expenses

     Nonrecurring operating income and expenses consist of the following:

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	Year ended December 31,

	2000	2001	2002

	€	€	€
Pension refunds of Swedish subsidiaries
Metso Paper	11	—	—
Metso Minerals	0	—	—
Metso Automation	1	—	—
Metso Ventures	2	—	—
Gain on sale of listed and other shares
Metso Ventures	—	—	1
Headquarters and other	11	47	7

Nonrecurring operating income	25	47	8
Restructuring expenses
Metso Paper	—	(15)	(6)
Metso Minerals	—	(13)	(10)
Metso Automation	—	(8)	(3)
Metso Ventures	(7)	—	(8)
Converting Equipment	—	—	(1)
Other expenses
Metso Minerals	—	(3)	(3)
Headquarters and other	—	(4)	—
Converting Equipment	—	—	(4)

Nonrecurring operating expenses	(7)	(43)	(35)
Nonrecurring operating income and expenses, net	18	4	(27)

     Gain on sale of listed and other shares included gain on disposal of listed companies of €11, €37 and €7 for the years ended December 31, 2000, December 31, 2001, and December 31, 2002, respectively.

     Restructuring expenses consist of both paid and accrued expenses related to the restructuring of business operations. For the year ended December 31, 2000, restructuring expenses of €7 consisted of reorganizing Metso Ventures’ Panelboard Technology operations in Germany.

     For the year ended December 31, 2001, Metso Paper’s expenses of €15 consisted of reorganizing operations in the United States and in Sweden. Metso Automation’s expenses amounted to €8 and related to reorganizing operations in the United States. Metso Minerals’ expenses, €13, consisted of Metso Minerals’ restructuring and integration measures worldwide and included €7 of restructuring expenses related to the acquisition of Svedala.

     For the year ended December 31, 2002, the restructuring expenses comprised €10, of which €4 related to Svedala acquisition, of employee and exit costs of Metso Minerals’ operations in Europe and in North and South America. The target has been to reduce the excess production capacity and to close down duplicate sales structures. The streamlining of Metso Paper’s North American and Swedish operations continued in the year ended December 31, 2002, with exit costs amounting to €6. Concurrently with Metso Paper’s reorganization, Converting Equipment recognized €1 of exit costs in North America. Restructuring costs of €3 recognized by Metso Automation relate to restructuring of operations to enhance the refocused business strategy. The Panelboard Technology recognized €8 of costs resulting from transfer of operations in Germany to Finland. In the year ended December 31, 2002, the total number of personnel concerned by the restructuring measures was 588 of which 253 worked for the acquired Svedala companies. The terminated personnel groups have included both blue and white collar employees. The restructuring costs related to acquired Svedala companies have been recognized in the acquisition balance sheet.

     For the years ended December 31, 2001 and 2002, respectively, other expenses comprised of €4 for extending the use of the Metso name to business operations and of additional one-time inventory write-off of €4

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

in Converting Equipment. For the years ended December 31, 2001 and 2002, respectively, the caption includes, in both financial years, costs of €3 in Metso Minerals for integration projects, initiated before the acquisition of Svedala, and which continued through out the year 2002.

Note 5. Depreciation and Amortization

     Depreciation and amortization expenses consist of the following:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Intangible assets
Goodwill	15	28	57
Other intangible assets	10	16	19
Tangible assets
Buildings	19	22	26
Machinery and equipment	79	77	87
Other tangible assets	5	6	8

Total	128	149	197

     Depreciation and amortization charged against operations by activity are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Cost of goods sold	73	77	83
Marketing, selling and administrative expenses
Marketing and selling	8	7	12
Research and development	13	9	11
Administrative	19	28	34
Goodwill	15	28	57

Total	128	149	197

Note 6. Financial Income and Expenses, net

     The following table provides a summary of financial income and expenses:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Financial income
Dividends received	12	12	7
Interest income	21	24	11
Other financial income	2	3	3
Net gain (loss) from foreign exchange	0	2	(4)

Financial income total	35	41	17
Financial expenses
Interest expenses	(47)	(53)	(87)
Other financial expenses	(8)	(12)	(4)

Financial expenses total	(55)	(65)	(91)

Financial income and expenses, net	(20)	(24)	(74)

     As at December 31, 2001, other financial expenses include €5 in expenses related to the temporary

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

financing of the Svedala acquisition.

Note 7. Investments in Associated Companies

     In addition to information provided below for investments in associated companies, see also note 14.

	Year ended December 31,

	2000	2001	2002

	€	€	€
Dividends received	0	0	0
Share of profits or losses in associated companies	0	0	1
Equity value of investments in associated companies	14	14	14

Note 8. Extraordinary Income and Expenses

     The following extraordinary income and expenses include significant transactions considered outside the normal course of business and the effects of changes in the accounting principles:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Extraordinary income, net of taxes
Capital gain on disposal of Timberjack	275	—	—

Extraordinary income, net of tax expense of €103	275	—	—
Extraordinary expenses, net of taxes
Realized losses on currency derivatives caused by a delay in the acquisition of Svedala Industri AB	(7)	—	—
Inventory adjustment in Metso Drives’ German operations	—	(3)	—
Accounting adjustments in Metso Automation’s US operations	—	(5)	—

Extraordinary expenses, net of tax benefit of €3 and of €3, respectively	(7)	(8)	—
Extraordinary income and expenses, net of taxes	268	(8)	—

Note 9. Income Taxes

     The domestic and foreign components of income (loss) before extraordinary items and income taxes are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Finland	92	208	103
Other countries	88	14	(10)

Total	180	222	93

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     The components of income taxes are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Current taxes
Finland	28	50	(18)
Other countries	13	23	17

	41	73	(1)
Deferred taxes
Finland	3	10	22
Other countries	15	(11)	5

	18	(1)	27
Current and deferred taxes	59	72	26
Tax effect of extraordinary items	100	(3)	—

Income taxes, total	159	69	26

     The differences between income tax expense (benefit) computed at Finnish statutory rate (29 percent) and income tax expense (benefit) provided on earnings are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Income tax expense (benefit) at Finnish statutory rate	52	64	27
Income tax for prior years	(1)	(7)	(9)
Write-down of subsidiary shares(1)	—	—	(29)
Temporary differences for which no deferred tax has been provided	3	(1)	2
Benefit of operating loss carryforwards	(1)	(3)	(3)
Amortization of goodwill	2	4	16
Nontaxable income	(1)	0	0
Nondeductible expenses	1	1	1
Taxes on foreign subsidiaries’ net income in excess of income taxes at Finnish statutory rates	4	3	4
Operating losses with no current tax benefit(2)	13	9	16
Effect of extraordinary items	100	(3)	—
Other	(13)	2	1

Income tax expense (benefit)	159	69	26

(1)	Write-down of subsidiary shares includes the impact of realized tax benefit of €16 related to a write-down of subsidiary shares recorded in 1999 with a full valuation allowance. In addition, the amount includes €13 of tax benefit that relates to write-down of subsidiary shares recorded in 2002.

(2)	Operating losses with no current tax benefit relates to current year losses for which no deferred tax asset has been recognized.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     The components of net deferred tax asset (liability) consist of the following:

	As at December 31,

	2001	2002

	€	€
Non-current assets
Tax losses carried forward	157	186
Provisions	34	29
Other	16	0
Valuation allowance	(104)	(110)

	103	105
Current assets
Intercompany profit in inventory	11	10
Provisions	126	84
Valuation allowance	(1)	0

	136	94
Current liabilities
Inventories and other	(24)	(8)

Non-current liabilities
Accelerated depreciation and other untaxed reserves	(34)	(25)
Other	(39)	(93)

	(73)	(118)
Deferred tax asset (liability), net	142	73

     The change in the deferred tax asset includes €31 of deferred tax liability as at December 31, 2002, which arises from allocation of the excess of purchase consideration to fair values in the opening balance of Svedala companies.

     As at December 31, 2002, Metso had €548 of losses carried forward, primarily attributable to foreign subsidiaries. New losses for the year ended December 31, 2002, amounting to €262, increased the deferred tax asset on loss carryforward by €38. Approximately 40 percent of the accumulated loss carryforwards at December 31, 2002 have no expiration date, 10 percent expires between years 2003 and 2011 and the remaining 50 percent between years 2012 and 2017.

     The valuation allowance for the deferred tax asset has been as follows:

	Balance at			Balance at
	Beginning			End
	of Year	Deduction	Increase	of Year

	€	€	€	€
2001
Losses carried forward	27	(1)	62	88
Other	16	0	1	17

Total	43	(1)	63	105
2002
Losses carried forward	88	(34)	56	110
Other(1)	17	(17)	0	0

Total	105	(51)	56	110

(1)	The deduction in the valuation allowance for 2002 includes €16, which relates to a write-down on subsidiary shares that became tax deductible in the 2002 taxation. The deferred tax asset was recorded in 1999 with a full valuation allowance.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Note 10. Earnings per Share

     Earnings per share is calculated as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Income before extraordinary items and income taxes	180	222	93
Minority interests	0	(1)	(2)
Taxes on ordinary business operations	(59)	(72)	(26)

	121	149	65

Weighted average number of shares issued and outstanding (in thousands)	135,364	136,135	136,190
Earnings per share	0.90	1.09	0.48

Weighted average number of diluted shares issued and outstanding (in thousands)	135,518	136,135	136,190
Diluted earnings per share	0.90	1.09	0.48

Note 11. Intangible and Tangible Assets

     Intangible and tangible assets consist of the following:

	Year ended December 31,

	2001	2002

	€	€
Goodwill
Acquisition cost at beginning of year	380	1,252
Increases	895	21
Decreases	(31)	(101)
Translation differences	8	(35)
Accumulated depreciation at end of year	(215)	(242)

Net book value at end of year	1,037	895

Other intangible assets
Acquisition cost at beginning of year	101	130
Increases	36	81
Decreases	(7)	(6)
Translation differences	0	(3)
Accumulated depreciation at end of year	(73)	(86)

Net book value at end of year	57	116

Land and water areas
Acquisition cost at beginning of year	55	68
Increases	14	23
Decreases	(1)	(3)
Translation differences	0	(3)

Net book value at end of year	68	85

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	Year ended December 31,

	2001	2002

	€	€
Buildings
Acquisition cost at beginning of year	425	576
Increases	164	82
Decreases	(16)	(30)
Translation differences	3	(29)
Accumulated depreciation at end of year	(236)	(249)

Net book value at end of year	340	350

Machinery and equipment
Acquisition cost at beginning of year	1,013	1,383
Increases	439	85
Decreases	(70)	(113)
Translation differences	1	(62)
Accumulated depreciation at end of year	(996)	(950)

Net book value at end of year	387	343

Other tangible assets
Acquisition cost at beginning of year	77	88
Increases	25	16
Decreases	(15)	(6)
Translation differences	1	(5)
Accumulated depreciation at end of year	(56)	(62)

Net book value at end of year	32	31

Assets under construction
Acquisition cost at beginning of year	55	59
Increases	39	54
Decreases	(35)	(30)
Translation differences	(0)	(1)

Net book value at end of year	59	82

Note 12. Capitalization of Interest Expenses

     The capitalized interest expenses consist of the following:

	Year ended December 31,

	2001	2002

	€	€
Net capitalized interest, beginning of year	5	4
Amortization of capitalized interest expense	(1)	(1)

Net capitalized interest, end of year	4	3

Note 13. Purchase accounting: acquisition of Svedala

     The goodwill arising from the acquisition of Svedala consists of the following:

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

€

Purchase price of the shares	943
Net assets of Svedala including capitalized costs in acquisition balance sheet	(95)

Excess of purchase consideration over the book value of net assets acquired	848
Allocation of fair values exceeding book values net of deferred tax expense of €33	(81)

Final goodwill at acquisition	767

     Allocation of fair values

     The fair values exceeding book values of the acquisition balance sheet were allocated to fixed assets as follows:

	Gross	Tax	Net
	amount	effect	amount

	€	€	€
Intangible assets
Trademarks	58	(17)	41
Patents	7	(2)	5
Tangible assets
Land areas	13	(4)	9
Buildings	21	(6)	15
Machinery and Equipment	15	(4)	11

Total	114	(33)	81

     Total nonrecurring expenses resulting from the Svedala acquisition as of December 31, 2002:

	Gross	Tax	Net
	amount	effect	amount

	€	€	€
Capitalized in the acquisition balance sheet	79	(15)	64
Recognized in the income statement in the years ended December 31, 2001 and 2002	11	(3)	8

Total	90	(18)	72

     The capitalized nonrecurring expenses include termination benefits, lease termination and exit costs, preacquisition liabilities and contingencies.

Note 14. Shareholdings and Other Securities

     Investments in shareholdings and other securities consist of the following:

	Year ended December 31,

	2001				2002

	Number	%		Fair	Number	%		Fair
	of shares	ownership	Book value	value	of shares	ownership	Book value	value

			€	€			€	€
Tamfelt Corporation, Finland	242,100	2.7	4	6	242,100	2.7	4	7
Sampo Plc, Finland	327,540	0.1	1	3	327,540	0.1	1	2
Sato Corporation Plc, Finland	239,555	10.9	12	12	239,555	10.9	12	12
Partek Corporation, Finland	4,126,039	8.5	57	38	—	—	—	—
Exel Plc, Finland	550,000	10.5	5	5	650,000	12.3	5	4

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Other shares and securities	21	21	15	15

Total investments in shares and other securities	100	85	37	40

     Investments in associated companies as follows:

	Year ended December 31,

	2001		2002

	% ownership	Book value	% ownership	Book value

		€		€
Allimand S.A.	35.8	5	35.8	5
Valmet-Xian Paper Machinery Co. Ltd.	48.3	3	48.3	4
Shanghai Neles-Jamesbury Valve Co. Ltd.	50.0	3	50.0	3
Others		3		2

Total investments in associated companies		14		14

Total shareholdings and other Securities		114		51

     Investments in own shares as follows:

	Year ended December 31,

	2001				2002

	Number of	%		Fair	Number	%		Fair
	shares	ownership	Book value	value	of shares	ownership	Book value	value

			€	€			€	€
Own shares held by Metso Corporation	60,841	0.0	1	1	60,841	0.0	1	1

Note 15. Other Long-term Investments

     Other long-term investments consist of certificates of deposits, bonds and other securities with a maturity exceeding one year at the time of acquisition. They amounted to €73 and €26 at December 31, 2001 and 2002, respectively. Other long-term investments are recorded at the lower of cost or market value.

     Information regarding other long-term investments is as follows:

	As at December 31,

	2001				2002

		Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
	Cost	gains	losses	value	Cost	gains	losses	value

	€	€	€	€	€	€	€	€
Debt Securities
Bonds and Treasury bills	24	0	–	24	8	0	–	8
Other securities	49	0	–	49	18	0	–	18

Total	73	0	–	73	26	0	–	26

     Additional information regarding other long-term investments is as follows:

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	Year ended December 31,

	2000	2001	2002

	€	€	€
Purchases	11	—	6
Transferred through Svedala acquisition	—	25	—
Reclassified in other short-term investments	5	5	35
Proceeds from sales	2	1	18
Proceeds from maturities	1	3	—
Realized gains	—	—	—
Realized losses	—	—	(1)

     Realized gains and losses on the sale of securities are determined by reference to the carrying value of the specific security sold.

     As at December 31, 2002, the maturities of long-term investments in debt and other securities are as follows:

Year ended
December 31, 2002

€
Less than five years	13
Five to ten years	—
More than ten years	13

Total	26

Note 16. Costs and Earnings of Projects under Construction in Excess of Billings/Billings in Excess of Costs and Earnings of Projects under Construction

     Information on balance sheet items of uncompleted contracts at December 31, 2002 is as follows:

	Costs and earnings
	of uncompleted	Billings of
	projects	Projects	Net

	€	€	€
Projects where costs and earnings exceed billings	538	364	174
Projects where billings exceed costs and earnings	161	245	84

Note 17. Interest bearing and Non-interest bearing Assets

     Interest bearing and non-interest bearing assets are as follows:

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	As at December 31,

	2001			2002

		Non-			Non-
	Interest	Interest		Interest	Interest
	bearing	bearing	Total	bearing	bearing	Total

	€	€	€	€	€	€
Financial assets
Loans receivable	1	16	17	2	18	20
Accounts receivable	6	4	10	1	4	5
Other long-term investments	73	–	73	26	–	26

Total	80	20	100	29	22	51

Receivables
Accounts receivable	5	1,101	1,106	2	834	836
Costs and earnings of projects under construction in excess of billings	–	133	133	–	174	174
Loans receivable	11	5	16	2	3	5
Prepaid expenses and accrued income	–	146	146	–	201	201
Other receivables	–	276	276	–	158	158
Other short-term investments	9	–	9	11	–	11

Total	25	1,661	1,686	15	1,370	1,385

Note 18. Shareholders’ Equity

     At December 31, 2002, Metso had 136,250,545 issued shares with a par value of €1.70, the share capital being €232. Under its Articles of Association Metso Corporation’s authorized share capital may not be less than €170 nor more than €680.

     At December 31, 2002, Metso held 60,841 of its own shares. The reacquisition price of €1 has been recorded in the reserve of own shares at cost. In the shareholders’ meeting held on April 15, 2003, the shareholders of Metso renewed the authorization for the Board of Directors to reacquire treasury stock in the limit of five percent of the nominal value of outstanding shares at the time of purchase. Treasury stock can be utilized for business acquisitions, for major investments and for incentive plans of key personnel.

     Calculation of distributable funds is as follows:

As at December 31,
2002

€
Other reserves	202
Retained earnings	698
Result for the financial year	65
Equity share of accelerated depreciation and other untaxed reserves	(44)
Translation differences	(60)

Total distributable funds	861

     The Parent Company’s distributable funds at December 31, 2002 were €697. The distribution of dividends to shareholders is limited to the lower of consolidated distributable funds or distributable funds held by the Parent Company.

     Foreign currency translation included in the shareholders’ equity consists of the following:

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	Year ended December 31,

	2001	2002

	€	€
Cumulative translation adjustment at beginning of year	46	25
Change in foreign currency translation	(17)	(127)
Hedging of net investment denominated in foreign currency	(6)	59
Tax effect	2	(17)

Cumulative translation adjustment end of year	25	(60)

Note 19. Long-term Debt

     Long-term debt consists of the following:

	As at December 31,

	2001	2002

	€	€
Bonds	754	713
Loans from financial institutions	378	270
Loans from pension institutions	56	48
Other long-term debt	37	39

	1,225	1,070
Less current maturities	46	50

Total	1,179	1,020

   Bonds

     The bonds consist principally of two loans: a USD 200 (€191) bond and a €500 bond. The USD denominated bond was issued in the United States in December 1997 and registered with the Securities Exchange Commission (“SEC”). It matures in 2007 and bears a fixed annual interest rate of 6.875 percent. A portion of the bond has been converted through a currency swap agreement of GBP 45 (€69) into British pound sterling with a fixed annual rate of 7.51 percent. The currency swap agreement matures concurrently with the bond.

     The €500 million bond was issued in December 2001 under the Euro Medium Term Note Program of €1 billion, which Metso established in December 2000. The bond matures in 2006 and carries a fixed interest of 6.25 percent.

   Loans from financial institutions

     Loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of loans is either USD or EUR denominated. The interest rates vary from 1.9 percent (USD) to 14.0 percent (ZAR). The loans are payable from year 2003 to 2011.

     In July 1998 Metso entered into a syndicated seven-year revolving credit facility with a group of international banks for €230. At December 31, 2001 and 2002 the facility was undrawn.

     In August 2000, Metso signed loan facilities of €1.2 billion with a syndicate of fifteen international banks for financing the acquisition of Svedala. The short-term portion of the facilities expired in February 2002, and the long term revolving credit portion of €400 expires in 2005. Of the facility €334 was utilized at December 31, 2001 and €98 at December 31, 2002.

     As at December 31, 2002 the undrawn committed facilities of Metso totaled €532.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

   Loans from pension institutions

     Pension loans consist of Finnish pension insurance re-borrowing loans amounting to €42 and of €6 foreign pension loans.

   Other long-term debt

     Other long-term debt consist principally of pension liabilities amounting to €37 at December 31, 2001 and €39 at December 31, 2002.

     Maturities of long-term debt as at December 31, 2002 are as follows:

		Loans from	Loans from	Other
		financial	Pension	long-term
Year	Bonds	institutions	Institutions	debt	Total

	€	€	€	€	€
2003	—	37	10	3	50
2004	—	10	9	2	21
2005	—	105	10	1	116
2006	500	50	1	1	552
2007	191	1	1	1	194
2008 and after	22	67	17	31	137

Total	713	270	48	39	1,070

Note 20. Other Long-term Liabilities — Accrued Expenses

     Long-term accrued liabilities consist of the following:

	As at December 31,

	2001	2002

	€	€
Pension liabilities	44	49
Pension liabilities for terminated personnel	6	6
Accrued post-retirement benefits	52	43
Warranty and guarantee liabilities	12	11
Accrued restructuring costs	7	0
Other long-term provisions and accruals	27	17

Total	148	126

Note 21. Other Interest Bearing Short-term Debt

     Other interest bearing short-term debt consists of the following:

	As at December 31,

	2001	2002

	€	€
Loans from financial institutions	214	67
Domestic commercial paper financing	116	200
Euro Commercial Paper financing	—	—
Other	13	16

Total	343	283

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     The weighted average interest rate applicable to short-term borrowing at December 31, 2001 and 2002 was 4.6 percent and 3.4 percent, respectively.

     Metso had undrawn committed short-term credit facilities with banks totalling €100 at December 31, 2002.

     The Company has established a short-term Euro Commercial Paper Program of €150 and a domestic commercial paper program amounting to €300.

Note 22. Accrued Expenses and Deferred Income

     Accrued expenses and deferred income consist of the following:

	As at December 31,

	2001	2002

	€	€
Accrued expenses for restructuring and exit costs	107 (1)	53
Accrued interest expenses	9	8
Accrued personnel expenses	203	156
Accrued project costs	304	334
Environmental and product liabilities	5	4
Taxes currently payable	76	47
Warranty and guarantee liabilities	152	147
Other	184	124

Total	1,040	873

(1)	Included €13 of accrued restructuring costs recognized by Svedala prior to the acquisition.

Note 23. Changes in cost accruals

     The cost accruals, including both long- and short-term portions, have changed as follows during the financial year:

	Balance at	Impact of			Balance at
	beginning	exchange	Additions to		end of
	of year	rates	reserve	Deductions	year

	€	€	€	€	€
Allowance for doubtful notes and receivables	56	(8)	13	(16)	45
Allowance for inventory accounts	80	(7)	12	(13)	72
Warranty and guarantee liabilities	164	(6)	42	(42)	158
Environmental and product liabilities(1)	5	(1)	0	0	4
Liabilities for restructuring and plant reorganization	67	(7)	23 (2)	(55)	28
Liabilities for employee termination and exit costs	53	(5)	13 (3)	(36)	25

Total	425	(34)	103	(162)	332

(1)	Environmental and product liabilities include cost accruals of €4 for cleaning up water and soil contamination at former manufacturing sites in North America and in Europe.

(2)	Includes €16 of restructuring reserves for Svedala acquisition.

(3)	Includes €1 of restructuring reserves for Svedala acquisition.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     The number of employees subject to employee termination plans and early retirement arrangements has been as follows during the financial year:

	Beginning of year	Increase	Departures	End of year

Number of employees	1,365	588	(1,766)	187

     Metso issues various types of contractual product warranties under which it generally guarantees the performance levels agreed in the sales contract, the performance of products delivered during the agreed warranty period and services rendered for a certain period or term. The warranty liability is based on historical realized warranty costs for deliveries of standard products and services. The usual warranty is 12 months from the date of customer acceptance of the delivered equipment. For larger projects, the average warranty period is two years. For more complex contracts, including long-term projects sold by Metso Paper and Metso Minerals, the warranty reserve is calculated contract by contract and updated regularly to take into consideration any changes in the potential warranty liability.

     Metso is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against Metso concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which Metso may have remediation responsibility and the apportionment and collectibility of remediation costs when other parties are involved.

     When circumstances indicate that a payment obligation becomes probable, a liability is recognized in the consolidated balance sheet with an offsetting amount recorded as an expense.

Note 24. Mortgages and contingent liabilities

     Mortgages and contingent liabilities consist of the following:

	As at December 31,

	2001	2002

	€	€
Mortgages on corporate debt	2	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	1	0
Guarantees on behalf of associated company obligations	1	0
Other guarantees	4	4

	8	6
Repurchase and other commitments	30	25

     The mortgage amount on corporate debt has been calculated as the amount of corresponding loans. The nominal value of the mortgages at December 31, 2002 was €1 higher than the amount of the corresponding loans.

     The repurchase commitments represent engagements whereby Metso guarantees specified trade-in values for products sold to customers and third parties. The amounts in above schedule comprise the agreed value in full of each repurchase commitment.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Note 25. Lawsuits and Claims

     Several product liability suits against Metso Corporation are pending in the United States. Management does not believe that the outcome of these actions, individually or in aggregate, will have a material adverse effect on Metso’s business, liquidity, results of operations or financial position. The normal risks of legal disputes concerning deliveries cannot be regarded as material in terms of Metso’s total business activities.

     Amounts included in this footnote have not been presented in millions of U.S. dollars.

   Pending asbestos litigation

     The results of a survey on legal implications resulting from potential health hazards caused by exposure to asbestos indicate that Metso has no material asbestos related claims in the United States. As of March 31, 2003, the survey, however, identified the following: a total of 265 claims have been brought against Metso’s U.S. subsidiary, Neles-Jamesbury Inc., part of the Metso Automation business area, relating to valves previously manufactured by Neles-Jamesbury. In addition, Metso’s U.S. subsidiary, Metso Automation SCADA Solutions Inc., has been named co-defendant in two of these claims, Metso Minerals Industries Inc. (formerly, Svedala Industries Inc.) in one of these claims, and Metso Paper USA, Inc. in another of these claims. Out of the total of 265 claims, 77 claims have been dismissed in the relevant court and 51 claims have been settled for an average compensation of U.S.$551 per person. The total proceeds paid on such settlements amount to approximately U.S.$28,100. The remaining 137 claims are still pending but their outcome is not expected to materially deviate from the outcome of the previous claims. In the remaining claims, Metso is one of numerous defendants. Two claims have been brought against Metso Minerals Industries Inc. One of the claims has been dismissed. In the remaining claim, Metso is one of 22 defendants, and the claim is not expected to have a material adverse economic effect on Metso.

   Pending environmental litigation

     Metso is subject to various United States federal, state and local environmental laws and regulations. Metso Minerals Industries Inc., previously Nordberg Inc., a company belonging to the Metso Minerals business area, has been named, together with a number of other parties, as a potentially responsible party (“PRP”) for the remediation of two Wisconsin landfills (Hunt and Muskego), which have been designated as superfund sites under CERCLA. As a PRP, Metso Minerals Industries Inc. is jointly and severally liable for the clean-up costs of such sites. With respect to Hunt landfill site, Metso Minerals Industries Inc., together with the other named PRPs, has entered into a consent decree with the U.S. government pursuant to which Metso Minerals and such other parties have agreed to cover the clean-up costs of the Hunt site, which had been estimated to be in the range of U.S.$13 million to U.S.$22 million. Metso Minerals Industries Inc. has a 6.3 percent share of the clean-up costs and is also covered by an indemnification agreement with a previous owner of Nordberg. Construction at the Hunt site was completed in 1996 and Metso Minerals has paid a total of approximately U.S.$400,000 for the clean-up costs. Additional work at the Hunt site may be required at an estimated cost to Metso Minerals Industries, Inc. of approximately U.S.$200,000. With respect to the Muskego site, there is an administrative order in place, with a total estimate of U.S.$15 million for design and clean-up costs, of which the share of the previous owner and Metso Minerals is expected to be at the level of the already paid U.S.$125,000. No activities at the Muskego site have occurred since 1996. Management estimates that Metso Minerals’ maximum remaining liability with respect to the Hunt and Muskego sites will not exceed U.S.$300,000, and that the reserves of U.S.$267,000 for the remediation costs of the two landfill sites will be sufficient for any remaining liability due to above reasons and the fact that no activity on these sites has occurred for several years.

     As a result of the acquisition of Svedala, Metso Minerals has two sites with certain environmental concerns. The first is a former manufacturing site in Mt. Olive, New Jersey, which Svedala acquired in 1992. The company acquired by Svedala operated this site from 1955 to 1987. With the closing of manufacturing operations in 1987, the New Jersey Industrial Site Recovery Act triggered an environmental assessment. Both soil and groundwater contamination were identified. The source of most of the contamination was traced back to prior owners and operators of the property, which had been an industrial site since the early 1900s. All known contaminated soil has been removed and the State of New Jersey Department of Environmental Protection (“NJDEP”) has issued a “No Further Action” letter regarding the soil. To date, only groundwater monitoring has been performed. Originally a natural attenuation alternative was proposed, which relies on environmental factors such as biological degradation, dilution and dispersion to reduce the concentration of contaminants in the

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

groundwater to acceptable levels. An in situ groundwater treatment program to lower the levels of contamination in the groundwater in support of the natural attenuation alternative has now been approved by the NJDEP. A U.S.$680,000 reserve has been established to cover the in situ groundwater treatment during 2003 and continued monitoring for the next five years. The second site with environmental concerns is a former manufacturing property in Danville, Pennsylvania. Both soil and groundwater are contaminated with oil from the manufacturing process. In conjunction with the state of Pennsylvania, an approved remediation plan is being developed. Some soil remediation has already been completed. Two additional areas of concern need to be investigated and possibly remediated. Since the extent of the contamination is not fully known, a U.S.$1,900,000 reserve is the best estimate of potential remediation costs.

Note 26. Lease Contracts

     Metso leases offices, manufacturing and warehouse space under various non-cancelable leases. Certain contracts contain renewal options for various periods of time.

     Minimum annual rentals for operating and capital leases in effect at December 31, 2002 are as follows:

	Operating leases	Capital leases

	€	€
Fiscal year
2003	43	2
2004	36	1
2005	28	1
2006	20	1
2007	17	1
2008 and later	31	0

Total minimum lease payments	175	6

     Total rental expense amounted to €38, €46 and €41 in the years ended December 31, 2000, 2001 and 2002, respectively.

   Future lease payments for empty premises

     Due to reorganization of production and sales activities, Metso has from time to time empty leased premises with non-cancelable rental engagements. A cost reserve for the remaining lease period is made when it is probable that economically realistic sub-lease or early termination arrangements cannot be negotiated. The cost accrual is based on discounted future lease payments. In connection with the Svedala acquisition, Metso recognized an accrual for duplicate lease costs, as of December 31, 2002, the remaining reserve amounted to €7.

Note 27. Financial Instruments

   Foreign currency risk management

     Both the production and sales activities of Metso are geographically widely spread creating exposure to various currency risks, the main currencies being USD, EUR, SEK and GBP. Due to the number of Swedish based operations of acquired Svedala companies the SEK exposure against other currencies has increased since September 2001.

     Foreign exchange gains and losses, reported in the operating profit resulted in a net gain of €9 in 2000, €1 in 2001, respectively, and a net loss of €3 in 2002.

   Trade flow related derivatives

     The trade flow related currency exposures are hedged with forward exchange contracts. The corporate treasury department monitors the global currency risk and enters into forwards with third parties to reverse the currency exposures created through internal derivative transactions with the subsidiaries. External forwards

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

contracted by the corporate treasury department are fair valued quarterly. External currency forwards entered into directly by the subsidiaries are designed at inception as hedges of an underlying transaction. The currency leg of such forwards is fair valued and the interest component is recognized up-front concurrently with the respective underlying.

   Foreign currency denominated equity

     Metso hedges its USD and SEK denominated net investments to reduce the effect of exchange rate fluctuations. As of December 31, 2002, the hedging instruments were foreign currency loans, receivables and forward exchange contracts. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation. The forwards are designated as hedges of net investments at inception and their effectiveness is measured quarterly. The interest component on forwards is fair valued and the change in fair value is recognized in the income statement.

   Foreign currency denominated loans

     Metso has made medium-term, mainly USD and GBP denominated, loans to its foreign subsidiaries. The resulting currency risk has been hedged with cross-currency swaps and forward exchange contracts.

   Short-term funding and liquidity management

     Forward exchange contracts are used to mitigate foreign currency risk arising from short-term borrowing and liquidity management. Such forwards are fair valued quarterly. Metso also enters into call and put options to allow more flexible control of the net currency exposures. The options have maturities not exceeding twelve months and they are fair valued quarterly.

     Metso measures and monitors foreign currency risk using sensitivity analysis. The consolidated net exposures in different currencies are continuously controlled and the risk is mitigated through different financial instruments, including derivatives, as required by the corporate treasury policy. The financial derivatives for other than trade flow related currency risks are all entered into by the corporate treasury department.

   Interest rate management

     Metso uses both interest rate and cross-currency swaps and interest rate futures contracts to mitigate the risks arising from interest bearing receivables and debt. The notional amount of interest rate swaps outstanding at December 31, 2001 and 2002 was €22 and €60, respectively. As of December 31, 2002, the notional amount of interest rate futures contracts amounted to €15. The interest rate risk is measured using sensitivity analysis and controlled by the corporate treasury department.

     The utilization of financial derivatives (expressed as notional amounts) is divided as follows:

	At December 31,

	2001	2002

	€	€
Trade flow related currency derivatives
Fair valued derivatives	770	778
Ear-marked with underlying item	74	5
Foreign currency denominated equity	—	102
Foreign currency denominated loans	136	104
Short-term funding and liquidity management	211	533
Long-term funding and other arrangements	22	38
Currency risk management	594	184
Interest risk management	22	75

Total notional amount of derivative instruments	1,829	1,819

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     The following table presents the notional amounts, carrying amounts and fair values of derivative financial instruments:

	At December 31,

	2001			2002

	Notional	Carrying	Fair	Notional	Carrying	Fair
	Amount	Amount	Value	Amount	Amount	Value

	€	€	€	€	€	€
Forward exchange contracts	1,421	(23)	(29)	1,617	38	65
Cross-currency swaps	37	(7)	(8)	4	0	(1)
Currency swaps	121	(1)	(3)	100	2	1
Interest rate swaps	22	0	0	60	0	2
Interest rate futures contracts	—	—	—	15	0	0
Option agreements
Bought	112	1	1	9	1	1
Sold	116	(1)	(1)	14	0	0

     Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, they do not indicate the exposure to risk. The fair value reflects the estimated amounts, that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

     At December 31, 2002, the maturities of the financial derivatives are as follows (expressed as notional amounts):

					2007
	2003	2004	2005	2006	and after

	€	€	€	€	€
Forward exchange contracts	1,615	2	—	—	—
Cross-currency swaps	—	—	—	—	4
Currency swaps	—	—	28	—	72
Interest rate swaps	—	—	—	40	20
Interest rate futures contracts	15	—	—	—	—
Option agreements
Bought	9	—	—	—	—
Sold	14	—	—	—	—

   Fair value of financial instruments

     U.S. FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments,” requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. Metso has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time to estimate the fair value of the Group’s financial instruments at December 31, 2001 and 2002. For certain instruments, including cash and cash equivalents, accounts payable, accruals and short-term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities and long-term investments. Other techniques, such as estimated discounted cash flows or replacement cost have been used to determine fair value for the remaining financial instruments.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	Year ended December 31,

	2001		2002

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	€	€	€	€
Assets
Shareholdings and other securities (excluding Shares in associated companies)	100	85	37	40
Own shares	1	1	1	1
Loans receivable, long-term	17	17	20	20
Accounts receivable, long-term	10	10	5	5
Other interest-bearing long-term investments	73	73	26	26
Accounts receivable, short-term	1,106	1,106	836	836
Loans receivable, short-term	16	16	5	5
Short-term investments	9	9	11	11
Cash and cash equivalents	212	212	190	190
Liabilities
Bonds	730	721	713	757
Loans from financial institutions	373	377	233	240
Loans from pension institutions	47	47	38	38
Other long-term debt	29	29	36	36
Current portion of long-term loans	46	46	50	50
Other interest-bearing short-term debt	343	343	283	283

Note 28. Concentrations of Credit Risk

     Metso is exposed to credit risk primarily in relation to project deliveries, trade receivables, and the use of financial instruments. The companies within Metso conduct diverse business activities with a large number of customers and suppliers. The receivables are well diversified and, where appropriate, secured by various trade finance instruments such as letters of credit, export guarantees or by withheld security interest in products sold under extended credit terms. In the use of financial instruments, Metso minimizes credit and counterparty risk by dealing only with major local or international banks and financial institutions or companies with investment grade credit ratings.

     Management believes that no significant unmanaged concentration of credit risk with any individual customer, counterparty or geographical region exists for Metso.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Note 29. Principal Subsidiaries

     Listed below are the principal subsidiaries of Metso Corporation:

		Percentage
	Country	of Ownership

Metso Paper
Metso Paper Oy	Finland	100.0
Metso Paper USA Inc.	United States	100.0
Metso Paper Karlstad AB	Sweden	100.0
Metso Paper Ltd.	Canada	100.0
Metso Paper Sundsvall AB	Sweden	100.0
Metso Chemical Pulping Oy	Finland	100.0
Metso Paper Valkeakoski Oy	Finland	100.0
Metso Minerals
Metso Minerals Industries Inc.	United States	100.0
Metso Dynapac AB	Sweden	100.0
Metso Minerals (Tampere) Oy	Finland	100.0
Metso Dynapac GmbH	Germany	100.0
Metso Minerals (Australia) Ltd	Australia	100.0
Svedala Ltda.	Brazil	100.0
Metso Automation
Metso Automation USA Inc.	United States	100.0
Metso Field Systems Oy	Finland	100.0
Metso Paper Automation Oy	Finland	100.0
Metso Ventures
Valmet Automotive Oy	Finland	90.0
Metso Drives Oy	Finland	100.0

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Note 30. Business and Geographic Information

     Metso’s reportable segments are comprised of strategic business areas that offer different products and services. They are further divided into subsegments or business groups. Each business area is managed separately because each segment requires different technology and marketing strategies. In the year ended December 31, 2002, the main reportable segments are Metso Paper, Metso Minerals, Metso Automation and Metso Ventures.

     Metso Paper. Paper develops, designs and manufactures pulp and paper industry machinery and equipment, complete production lines for pulp and papermaking, and machinery and equipment for the packing and converting industries. In November 2002 Metso announced a formal plan to dispose of its Converting equipment business. Negotiations with the buyer, Swiss Bobst Group SA, are expected to be completed in 2003. In following segment schedules Converting equipment is presented separate from Metso Paper under discontinued operations.

     Metso Minerals. In the beginning of 2001, Metso Minerals, which had earlier belonged to the Machinery segment, became a separate business area. Metso Minerals covers the production and marketing of rock and mineral processing solutions for quarries, mines and civil engineering contractors. In September 2001, through the acquisition of Svedala group, which was included as a whole in Metso Minerals, the activity of the segment was extended to cover compaction and paving and metal recycling equipment.

     Metso Automation. Automation develops, designs and supplies application networks and systems and field solutions for automation and information management in the process industry.

     Metso Ventures. In the beginning of 2002, Metso Panelboard was transferred from Metso Paper to Metso Ventures and all prior year data has been restated to conform to the new structure. The other subsegments of Metso Ventures are Metso Drives, Metso Powdermet and Valmet Automotive. Ventures covers gears and hydraulic motors for industries, machinery and equipment for manufacturing panelboards, and assembly of specialty cars.

     The presentation below is prepared according to the current structure to assess the performance of the various business segments. Forest machines, which manufactured and marketed logging equipment, has been reported separately as discontinued operations. The activity was sold on April 28, 2000.

     The accounting policies of the reportable segments and their subsegments are the same as those described in Note 1 to the Consolidated Financial Statements. All intersegment sales are market based. Metso evaluates the performance of its operating segments and allocates resources to them based on the operating profit (loss). No single customer represents more than ten percent of Metso’s net sales.

     Information about Metso’s reportable segments as at and for the years ended December 31, 2000, 2001 and 2002 is shown in the tables below.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Net sales by business area

     Net sales by business area for the three years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Metso Paper	1,956	2,209	1,812
Metso Minerals(1)	561	913	1,819
Metso Automation	644	693	622
Metso Ventures	482	489	374
Intra Metso net sales	(107)	(137)	(96)

Continuing operations	3,536	4,167	4,531
Forest Machines(2)	179	—	—
Converting Equipment	176	176	160

Metso total	3,891	4,343	4,691

(1)	Includes Svedala acquisition from September 14, 2001 onwards.

(2)	The Forest Machines, Timberjack, were disposed of on April 28, 2000.

Operating profit, nonrecurring items and amortization of goodwill by business area

     Operating profit (loss) before nonrecurring operating items and amortization of goodwill by business area and as a percentage of net sales for the three years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31,

		% of net		% of net		% of net
	2000	sales	2001	sales	2002	sales

	€		€		€
Metso Paper	113.1	5.8	190.7	8.6	132.3	7.3
Metso Minerals(1)	30.2	5.4	44.6	4.9	107.9	5.9
Metso Automation	45.5	7.1	28.7	4.1	21.9	3.5
Metso Ventures	21.9	4.5	29.8	6.1	23.4	6.3
Corporate Headquarters and other	(29.0)	—	(27.6)	—	(31.8)	—

Continuing operations	181.7	5.1	266.2	6.4	253.7	5.6
Forest Machines(2)	14.4	8.0	—	—	—	—
Converting Equipment	1.5	0.9	4.3	2.4	(3.1)	(1.9)

Metso total	197.6	5.1	270.5	6.2	250.6	5.3

(1)	Includes Svedala acquisition from September 14, 2001 onwards.

(2)	The Forest Machines, Timberjack, were disposed of on April 28, 2000.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     Nonrecurring operating items by business area for the three years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Metso Paper	11.0	(14.9)	(5.9)
Metso Minerals	0.2	(16.0)	(13.3)
Metso Automation	1.0	(8.5)	(2.6)
Metso Ventures	(5.0)	—	(7.1)
Corporate Headquarters and other	10.4	43.1	6.9

Continuing operations	17.6	3.7	(22.0)
Converting Equipment	—	—	(4.5)

Metso total	17.6	3.7	(26.5)

     Amortization of goodwill by business area for the three years ended December 31, 2000, 2001 and 2002 is as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Metso Paper	(6.9)	(8.2)	(8.2)
Metso Minerals	(2.7)	(13.9)	(43.2)
Metso Automation	(1.5)	(2.9)	(3.0)
Metso Ventures	(1.4)	(1.6)	(1.4)
Corporate Headquarters and other	—	—	—

Continuing operations	(12.5)	(26.6)	(55.8)
Forest Machines(1)	(1.1)	—	—
Converting Equipment	(1.5)	(1.3)	(1.3)

Metso total	(15.1)	(27.9)	(57.1)

(1)	The Forest Machines, Timberjack, were disposed of on April 28, 2000.

     Operating profit (loss) by business area and as a percentage of net sales for the three years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31,

		% of net		% of net		% of net
	2000	sales	2001	sales	2002	sales

	€		€		€
Metso Paper	117.2	6.0	167.6	7.6	118.2	6.5
Metso Minerals(1)	27.7	4.9	14.7	1.6	51.4	2.8
Metso Automation	45.0	7.0	17.3	2.5	16.3	2.6
Metso Ventures	15.5	3.2	28.2	5.8	14.9	4.0
Corporate Headquarters and other	(18.6)	—	15.5	—	(24.9)	—

Continuing operations	186.8	5.3	243.3	5.8	175.9	3.9
Forest Machines(2)	13.3	7.4	—	—	—	—
Converting Equipment	0.0	0.0	3.0	1.7	(8.9)	(5.6)

Metso total	200.1	5.1	246.3	5.7	167.0	3.6

(1)	Includes Svedala acquisition from September 14, 2001 onwards.

(2)	The Forest Machines, Timberjack, were disposed of on April 28, 2000.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Capital employed by business area

     Capital employed by business area for the three years ended December 31, 2000, 2001 and 2002 is as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Metso Paper	502	562	517
Metso Minerals(1)	331	1,525	1,401
Metso Automation	244	282	207
Metso Ventures	113	139	145
Corporate Headquarters and other	714	476	417

Continuing operations	1,904	2,984	2,687
Converting Equipment	77	60	55

Metso total	1,981	3,044	2,742

(1)	Impacted by Svedala acquisition as of September 14, 2001.

Goodwill by business area

     Goodwill by business area for the three years ended December 31, 2000, 2001 and 2002 is as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Metso Paper	115	117	96
Metso Minerals(1)	40	858	746
Metso Automation	19	30	25
Metso Ventures	20	19	16
Corporate Headquarters and other	—	0	0

Continuing operations	194	1,024	883
Converting Equipment	14	13	12

Metso total	208	1,037	895

(1)	Includes goodwill arising from the acquisition of Svedala as of September 14, 2001.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Capital expenditure by business area

     Capital expenditure (including business acquisitions) by business area for the three years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Metso Paper	233 (1)	68	73
Metso Minerals	22	827 (2)	50
Metso Automation	30	43	13
Metso Ventures	19	33	37
Corporate Headquarters and other	7	8	18

Continuing operations	311	979	191
Forest Machines(3)	0	—	—
Converting Equipment	2	3	3

Metso total	313	982	194

(1)	€172 relates to the acquisition of Beloit activity in May 2000.

(2)	Includes the acquisition of Svedala.

(3)	The Forest Machines, Timberjack, were disposed of on April 28, 2000.

Depreciation and amortization by business area

     Depreciation and amortization by business area for the three years ended December 31, 2000, 2001 and 2002 are as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Metso Paper	65	66	63
Metso Minerals(1)	16	37	90
Metso Automation	17	19	18
Metso Ventures	21	21	20
Corporate Headquarters and other	2	2	3

Continuing operations	121	145	194
Forest Machines(2)	3	—	—
Converting Equipment	4	4	3

Metso total	128	149	197

(1)	Includes Svedala acquisition from September 14, 2001 onwards.

(2)	The Forest Machines, Timberjack, were disposed of on April 28, 2000.

     Information about Metso’s operations in different geographic areas as at and for the years ended December 31, 2000, 2001 and 2002 is as follows:

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

Net sales to unaffiliated customers by destination

		Other	Other				Rest
		Nordic	European	North	South	Asia-	of the	Elimi-	Metso
Year	Finland	Countries	Countries	America	America	Pacific	World	nations	Total

	€	€	€	€	€	€	€	€	€
2000	375	356	1,097	1,281	237	460	85	—	3,891
2001	587	417	1,172	1,143	360	521	143	—	4,343
2002	382	453	1,363	1,199	417	652	225	—	4,691

     In year 2002, 24 percent of net sales was recognized under the percentage of completion method. The percentage was highest in the Metso Paper business area, where it accounted for 45 percent of net sales.

     Metso’s exports, including sales to unaffiliated customers and intragroup sales from Finland, by destination for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Other	Other				Rest
	Nordic	European	North	South	Asia-	of the
Year	Countries	Countries	America	America	Pacific	World	Total

	€	€	€	€	€	€	€
2000	377	556	276	47	253	14	1,523
2001	365	592	200	85	269	20	1,531
2002	297	567	183	137	248	21	1,453

     Fixed assets and financial assets by location for the years ended December 31, 2000, 2001 and 2002 are as follows:

		Other	Other				Rest
		Nordic	European	North	South	Asia-	of the	Elimi-	Metso
Year	Finland	Countries	Countries	America	America	Pacific	World	nations	Total

	€	€	€	€	€	€	€	€	€
2000	560	108	157	311	4	23	7	—	1,170
2001	530	949	158	457	28	64	9	—	2,195
2002	514	935	108	357	24	57	10	—	2,005

Note 31. Differences between Generally Accepted Accounting Principles in Finland and the United States

     Metso’s consolidated financial statements are prepared in accordance with Finnish GAAP, which differ in certain respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Finnish GAAP and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income and total shareholders’ equity as at and for the periods indicated. As detailed further below, the significant business combination of Valmet and Rauma is accounted for as the pooling of interests under Finnish GAAP, but is accounted for using the purchase method under U.S. GAAP. This difference impacts the valuation of a number of financial statement accounts at the date of the combination. For presentation purposes in the following reconciliation, the “Business combination, net” item includes solely the impact of differences that arose using the purchase method under U.S. GAAP. The other items reflect the post-combination differences between Finnish GAAP and U.S. GAAP.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	As at December 31,

	2000	2001	2002

	€	€	€
Reconciliation of net income
Net income in accordance with Finnish GAAP	389	141	65
U.S. GAAP adjustments:
a) Business combination, net	(4)	(5)	(8)
b) Purchase accounting, net	—	(3)	19
c) Amortization of goodwill	—	(0)	12
d) Fair value of financial derivatives	—	(8)	35
e) Pension surplus refund	(6)	3	2
f) Employee benefit plans	(30)	(8)	(4)
g) Restructuring costs	(5)	5	(5)
k) Net investment hedge	—	—	7
l) Discontinued operations	51	—	—
Deferred tax effect of U.S. GAAP adjustments	12	2	(10)

Net income in accordance with U.S. GAAP	407	127	113

Income from continuing operations	75	125	123
Discontinued operations:
Income (loss) from discontinued operations, net of income tax expense of €3, €1 and €1, respectively	6	2	(10)
Gain on disposal of discontinued operations, net of income tax expense of €103	326	—	—

Net income in accordance with U.S. GAAP	407	127	113

Basic earnings (loss) per share:
Continuing operations	0.56	0.91	0.90
Discontinued operations	2.45	0.02	(0.07)
Total basic earnings per share	3.01	0.93	0.83
Diluted earnings (loss) per share:
Continuing operations	0.56	0.91	0.90
Discontinued operations	2.45	0.02	(0.07)
Total diluted earnings per share	3.01	0.93	0.83
Weighted average number of common shares outstanding under U.S. GAAP (in thousands)
Basic	135,364	136,135	136,190
Diluted	135,518	136,135	136,190

	As at December 31,

	2001	2002

	€	€
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with Finnish GAAP	1,469	1,379
U.S. GAAP adjustments:
a) Business combination, net	89	81
b) Purchase accounting, net	(3)	16
c) Amortization of goodwill	(0)	12
d) Fair value of financial derivatives	(8)	27
e) Pension surplus refund	(3)	(1)
f) Employee benefit plans	(51)	(59)
g) Restructuring costs	5	—
h) Investments	(15)	3
i) Treasury stock	(1)	(1)
j) Translation difference	—	(47)
Deferred tax effect of U.S. GAAP adjustments	21	9

Shareholders’ equity in accordance with U.S. GAAP	1,503	1,419

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

a) Business combination

     The merger of Rauma and Valmet, which, under Finnish GAAP, was accounted for by the pooling of interests method, was consummated on July 1, 1999. The net income and shareholders’ equity of Rauma, existing prior to the consummation date, was pooled with the shareholders’ equity of Valmet.

     Under U.S. GAAP, the merger was accounted for as a purchase, with Valmet as the accounting acquirer. The total purchase consideration of Rauma was determined on the basis of the fair value of the transaction when the combination was announced on November 17, 1998. The fair value of the outstanding Rauma warrants at November 17, 1998, were included in the purchase consideration, since such warrant holders were entitled to Metso warrants determined using the share-exchange ratio. In addition, the direct costs of the merger consisting of finder’s fees and professional and legal fees, amounting to €3, net of taxes, were included in the total purchase consideration. The fair value allocation of the purchase consideration was as follows:

	Finnish GAAP		U.S. GAAP	U.S. GAAP
	pooling	Historical	purchase	purchase
	balance sheet	U.S. GAAP	accounting fair	balance
	June 30, 1999	adjustments	value adjustments	June 30, 1999

	€	€	€	€
Assets
Intangible assets	132	—	(113)	19
Tangible assets	240	(2)	272	510
Financial assets	35	—	—	35
Current	845	15	42	902

Total	1,252	13	201	1,466

Liabilities
Minority interests	0	—	—	0
Long-term liabilities	139	34	10	183
Short-term liabilities	610	13	85	708

Total	749	47	95	891

Shareholders’ equity/Purchase price	503	(34)	106	575

     In connection with the merger, Metso incurred and recognized restructuring costs and liabilities as a result of combining the two operations. Under Finnish GAAP, these costs were expensed. Under U.S. GAAP, certain qualifying liabilities established in connection with a purchase business combination amounting to €13 were recorded to the acquisition balance sheet as liabilities assumed.

     The impact of the above adjustments on the reconciliation of net income and of the shareholders’ equity is as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Net income
Amortization of goodwill	6	5	5
Depreciation of buildings and structures	(3)	(3)	(3)
Depreciation of other tangible assets	(11)	(11)	(10)
Disposal of fixed assets	(1)	0	(5)
Deferred taxes	5	4	5

Total	(4)	(5)	(8)

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	As at December 31,

	2001	2002

	€	€
Shareholders’ equity
Rauma historical goodwill	(39)	(34)
Land and water areas	2	2
Buildings and structures	89	86
Machinery and equipment	132	117
Employee benefits	(33)	(33)
Current liabilities	(12)	(12)
Deferred taxes	(50)	(45)

Total	89	81

     The following table presents the change in U.S. GAAP purchase accounting adjustments from the acquisition balance sheet to the balance sheet as of December 31, 2002.

			Accumulated
	Opening balance	Disposals	amortization	Closing balance

	€	€	€	€
Land and water areas	1	1	—	2
Buildings	104	(7)	(11)	86
Machinery and equipment	167	(12)	(38)	117

Total	272	(18)	(49)	205

b) Purchase accounting, net

     In the year ended December 31, 2001, Metso acquired Svedala Industri AB, a Swedish industrial group. In July 2000, Metso had made a public offer to acquire all the shares in Svedala, a global supplier of products and services for the rock and mineral processing industry. The competition authorities of the European Union and the United States examined the effects of the acquisition, and in January and in September 2001, respectively, gave their clearance on certain conditions. The acquisition was completed on September 14, 2001.

     The objective of the acquisition was to strengthen the market position, to enlarge the product range and to improve the competitiveness of Metso Minerals, which became a separate segment of Metso in January 2001. The acquisition reduces the sensitivity of Metso to investment cycles of the paper and fiber industry, which is serviced by Metso Paper.

     The following tables reflect the reconciliation of the total consideration for Svedala, the allocation of the excess of purchase consideration over the net assets and the U.S. GAAP purchase accounting adjustments:

€

Cash paid	924
Direct acquisition costs	19
Liabilities recognized pursuant to EITF 95-3, net of income tax benefit of €10	50

Total consideration	993
Net assets acquired	(145)

Excess of purchase consideration over the net assets acquired	848

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     U.S. GAAP purchase accounting adjustments:

€

Goodwill	685
Land and buildings	34
Other tangible assets	15
Patents	7
Trademarks	58
Customer value	67
Order backlog	30
Inventories	10
Liability for pensions under FAS87 and FAS106	8
Deferred taxation on the above adjustments	(66)

Excess of purchase consideration over the net assets acquired	848

     Direct acquisition costs of €19, which have been capitalized to the purchase price, consisted of professional and legal fees.

     The restructuring costs of €50, net of taxes, which have been included in the acquisition cost, consist of the following:

€

Termination benefits, net of income tax benefit of €6	32
Lease termination and other exit costs, net of income tax benefit of €2	11
Other closure costs, net of income tax benefit of €2	7

Total, net of income tax benefit of €10	50

     The major actions that have been taken by the Company include reducing excess production capacity in the U.S. and in the United Kingdom, closing down unprofitable manufacturing entities in the U.S., Mexico and Germany and combining local sales structures in different countries.

     The following table presents the change in U.S. GAAP purchase accounting adjustments from the acquisition balance sheet to the balance sheet as of December 31, 2002:

	Purchase accounting				Purchase accounting
	adjustments at the	Decreases/	Accumulated	Translation	adjustments at
	acquisition date	Increases	amortization	differences	December 31, 2002

	€	€	€	€	€
Goodwill	685	—	—	(39)	646
Brand names(1)	58	—	—	(4)	54
Customer value	67	—	(14)	(3)	50
Patents(1)	7	—	(1)	(1)	5
Land and water areas(1)	13	—	—	(1)	12
Buildings(1)	21	—	(1)	(1)	19
Other tangible assets(1)	15	—	(3)	(1)	11
Order backlog	30		(30)	—	—
Inventory	10	(10)	—	—	—
Liability for pensions under FAS87 and FAS 106	8	—	—	—	8
Deferred taxes	(66)	3	14	3	(46)

Total	848	(7)	(35)	(47)	759

(1)	The following purchase accounting adjustments have also been recorded under Finnish GAAP: €58 for brands, €7 for patents, €13 for land and water areas, €21 for buildings and €15 for other tangible assets. Accordingly, under Finnish GAAP the accumulated amortization and depreciation at December 31, 2002 amounted to €4 for brands, €1 for

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

patents, €1 for buildings, €2 for other tangible assets with related deferred tax amounting to €(2).

     The amortization periods of assets assigned from the excess of purchase consideration are:

Buildings	20 years
Other tangible assets	8 years
Patents	Average of 9 years and 5 months
Customer value	From 40 months to 80 months depending on the type of customer group
Order backlog and inventory	Average of 15 months

     The impact of these adjustments on the reconciliation of net income and shareholders’ equity, excluding impact of translation difference, between Finnish GAAP and U.S. GAAP for the Svedala acquisition are as follows:

	Year ended December 31,

	2001	2002

	€	€
Difference between net income under Finnish GAAP and U.S. GAAP
Reversal of goodwill amortization	11	40
Reversal of amortization of brand names	—	4
Amortization of customer value under U.S. GAAP	(3)	(11)
Difference between amortization of other intangible assets	(0)	0
Difference between depreciation of tangible assets	(1)	1
Amortization of order backlog under U.S. GAAP	(14)	(16)
Inventory: amortization of difference between the fair value and net book value under U.S. GAAP	(2)	(8)
Deferred taxes	6	9

Total difference between net income under Finnish GAAP and U.S. GAAP	(3)	19

Difference of cumulative effect on shareholders’ equity between Finnish GAAP and U.S. GAAP	(3)	16

     Following are Metso’s unaudited pro forma results for 2000 and 2001 assuming the acquisition had occurred on January 1, 2000:

	Year ended December 31,

	2000	2001

	€	€
	(unaudited)
Net sales	5,517	5,451
Net income	370	107
Earnings per share:
Basic earnings per share	2.73	0.78
Diluted earnings per share	2.73	0.78
Weighted average number of shares outstanding (thousands):
Basic	135,364	136,135
Diluted	135,518	136,135

     These unaudited pro forma results have been prepared for comparative purposes only, and do not purport to be indicative of the results of operations, which actually would have resulted had the merger taken

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

place on January 1, 2000.

c) Amortization of goodwill

     Under Finnish GAAP, goodwill is amortized over its estimated useful life. Under U.S. GAAP, prior to July 1, 2001, goodwill was amortized over its estimated useful life consistent with Finnish GAAP. Metso adopted the transition provisions of SFAS 141, Business Combinations, with effect from July 1, 2001. Metso also adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. As a result of the adoption of SFAS 141 and SFAS 142, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization under U.S. GAAP subsequent to the date of adoption. Their book values are tested for impairment annually, or more frequently, if circumstances indicate that the book value could be impaired.

     For the year ended December 31, 2001, the reconciliation difference on goodwill amortization between net income reported under Finnish GAAP and U.S. GAAP amounted to less than €0.3 on acquisitions other than Svedala, which is reconciled under note b). Total amount of goodwill arising from acquisitions, other than Svedala, initiated subsequent to the adoption SFAS 141 amounted to €10 and €4 for the years ended December 31, 2001 and 2002, respectively.

     Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Additionally, upon adoption of SFAS 142 as of January 1, 2002, the Company completed the transitional impairment test and concluded that there was no impairment of goodwill or identifiable intangibles with indefinite lives. The Company also completed this annual impairment test as of September 30, 2002 and no impairment in the carrying value was recorded as a result of those tests.

     An analysis of goodwill by reporting segment under U.S. GAAP is given below:

	Paper	Automation	Minerals	Ventures	Discontinued	Total

	€	€	€	€	€	€
As at January 1, 2002	97	27	692	17	13	846
Translation difference, net(1)	(14)	(2)	(47)	(1)	—	(64)
Increases / (Decreases)	1	—	20 (2)	—	—	21
As at December 31, 2002	84	25	665	16	13	803

(1)	Includes €10 of translation difference related to cumulative amortization expense recognized as of December 31, 2001.

(2)	Includes €17 of purchase accounting adjustments related to the acquisition of Svedala.

     An analysis of identifiable intangible assets under U.S. GAAP is given below:

	Brand	Patents and	Customer	Order
	Names	Licenses	Value	Backlog	Total

	€	€	€	€	€
As at January 1, 2002	58	32	64	16	170
Translation difference	(4)	(1)	(3)	—	(8)
Amortization expense	—	(4)	(11)	(16)	(31)
Capital expenditure	—	8	—	—	8
As at December 31, 2002	54	35	50	—	139

     Brand names have been designated as intangible assets with an indefinite life and as such, have not been amortized. The amortization expense of the other identifiable assets subject to amortization and recorded in books at December 31, 2002, is expected to be €18, €18, €17, €17 and €17 for each of the next five years, respectively.

     Had the Company accounted for its goodwill and identifiable intangible assets that have indefinite lives under SFAS 142 for the years ending December 31, 2000 and 2001, the impact on reported results would have

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

been as follows:

	Year ended December 31,

	2000	2001

	€	€
	(unaudited)
Net income under U.S. GAAP as reported	407	127
Amortization:
Goodwill	9	12
Intangibles, net of taxes	—	—

Adjusted net income under U.S. GAAP	416	139
Earnings per share:
Basic earnings per share	3.07	1.02
Diluted earnings per share	3.07	1.02
Weighted average number of shares outstanding (thousands):
Basic	135,364	136,135
Diluted	135,518	136,135

     For the year ended December 31, 2002, the impact on net income between Finnish and U.S. GAAP is as follows:

€

Difference between net income under Finnish GAAP and U.S. GAAP
Goodwill amortization under Finnish GAAP	57
Excluding amortization of goodwill existing in Rauma prior to the merger of Valmet and Rauma in 1999, note a)	(5)
Excluding amortization of goodwill arising from the Svedala acquisition, note b)	(40)

Remaining net income adjustment	12

d) Fair value of financial derivatives

     Under U.S. GAAP, all derivative financial instruments are recognized on the balance sheet at fair values with changes in fair values recognized through earnings unless strict hedge accounting criteria for cash flow hedges or hedges of net investments have been met. In addition, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires the Company to bifurcate certain hybrid contracts (i.e. contracts with embedded derivatives) and fair value the derivative component through earnings.

     Metso enters into forward exchange contracts to manage its foreign exchange exposure related to firm commitments and anticipated revenues net of expenses denominated in foreign currencies other than the functional currencies. As permitted under Finnish GAAP, Metso has deferred the unrealized gains and losses (balance sheet date fair values) on such hedges until the underlying transaction has been recorded in the financial statements. Under U.S. GAAP as Metso has not met the SFAS No. 133 hedge accounting criteria, such unrealized gains and losses must be included in the determination of net income resulting in an U.S. GAAP income adjustment of €(7) and €33 for the years ended December 31, 2001 and 2002, respectively.

     The Group has entered into long-term swap contracts to hedge its interest rate exposure. Under Finnish GAAP, the Company accounts for the swap contracts using the accrual method. Under U.S. GAAP, all swap contracts are fair valued and changes in fair values must be included in the determination of net income resulting in an U.S. GAAP income adjustment of €(2) and €3 for the years ended December 31, 2001 and 2002,

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

respectively.

     Under Finnish GAAP, the Company is not required to bifurcate and fair value foreign currency embedded derivatives included in firm commitments. Under U.S. GAAP, firm commitments, in which the currency is not the functional currency of either counterparty, must be fair valued on the balance sheet with changes in fair values recorded through earnings. The effect to record embedded derivatives at fair values in Metso’s U.S. GAAP net income amounted to €1 and €(1) for the years ended December 31, 2001 and 2002, respectively.

     The combined effect of these adjustments in Metso’s U.S. GAAP net income and shareholders’ equity for the years ended December 31, 2001 and 2002, respectively, is as follows:

	As at December 31,

	2001	2002

	€	€
Balance sheet difference as at January 1, net of deferred tax benefit (expense) of € — and €2, respectively	—	(6)
Changes in fair values recognized through U.S. GAAP earnings	(8)	35
Balance sheet difference as at December 31, net of deferred tax benefit (expense) of €2 and €(8), respectively	(6)	27

     Under Finnish GAAP Metso applies hedge accounting and records the realized gains and losses on hedging instruments to the same income statement line item as the underlying hedge transaction is recorded. Under U.S. GAAP, the following adjustments would be made to the income statement line items for the years ended December 31, 2001 and 2002, respectively:

	Year ended December 31,

	2001	2002

	€	€
Operating profit	—	(74)
Financial income and expenses	(8)	109
Income taxes	2	(10)

Net income	(6)	25

e) Pension surplus refund

     During 2000, Metso received a surplus refund amounting to €14 before taxes from the Swedish pension insurer Alecta (SPP). The refund was received partly in cash with the remaining portion of the total amount mainly utilizable against future pension premiums. Under Finnish GAAP, the total surplus refund was recognized in income.

     Under U.S. GAAP only the portion reimbursed in cash, which amounted to €8, €3 and €2 before taxes for the years ended December 31 2000, 2001 and 2002, respectively, can be recognized in income, resulting in an income statement difference of €(6), €3 and €2 for the years ended December 31, 2000, 2001 and 2002, respectively.

f) Employee benefit plans

   Pensions and other postretirement benefits

     Metso generally records pension expense in accordance with local accounting practices in the countries in which employees are provided with such benefits.

     Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are to be reviewed and updated periodically to the extent that

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

local market economic conditions and demographics change.

     The companies within Metso have various pension schemes in accordance with the local conditions and practices of the countries in which they operate. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and the final salary with Metso, and are usually coordinated with local national pensions. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso also maintains some multiemployer pension arrangements and defined contribution pension arrangements.

     In the year ended December 31, 2000, one of Metso’s pension plans in Finland was settled through a transfer of the said plan to an external insurance company. In accordance with U.S. GAAP, SFAS No. 88 on the settlement of a pension plan, the recognized additional minimum liability from prior years has been reversed from the shareholders’ equity, and together with the settlement cost, charged to income in the year ended December 31, 2000. In the tables below the transfer is presented as a SFAS No. 88 event of pension benefits, domestic.

     In the year ended December 31, 2001, Metso acquired Svedala, an international group with employees benefiting from defined contribution pension and postretirement benefit plans mainly in the U.S., Canada, Brazil, the United Kingdom, Germany and Sweden. The accumulated benefit liability under purchase accounting has been reported in the schedule below under the purchase accounting adjustment. The amounts, recognized as purchase accounting adjustments for the year ended December 31, 1999, refer to the merger of former Rauma to Valmet to form Metso.

     Metso provides certain health care and life insurance benefits for retired employees. Substantially all the U.S. and Canadian employees are provided these benefits. Under U.S. GAAP, SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other than Pensions” requires Metso to accrue the estimated cost of postretirement benefit payments during the years the employee provides services.

     For its noninsured, employer-sponsored defined benefit pension schemes, net periodic cost included in Metso’s net profit for the years ended December 31, 2000, 2001 and 2002, calculated in accordance with U.S. GAAP, includes the following components for companies subject to SFAS No. 87 and 106 recalculation:

				Pension and post-retirement
	Pension benefits, domestic			benefits, foreign

	2000	2001	2002	2000	2001	2002

	€	€	€	€	€	€
Service cost	16	16	16	7	8	10
Interest cost	9	7	6	12	14	22
Expected return on plan assets	(4)	—	—	(10)	(11)	(15)
Net amortization	5	4	2	(0)	0	1
Employee contributions	—	—	—	—	—	—

Net periodic benefit cost	26	27	24	9	11	18

Special adjustments:
SFAS No. 88 events	23	—	—	(1)	(1)	—
Purchase accounting adjustment	—	—	—	—	86	—
Other adjustment	—	—	—	—	—	1

Grand total net periodic benefit cost	49	27	24	8	96	19

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     The following tables set forth the change in benefit obligation and the amounts, which would be recognized in Metso’s consolidated balance sheet in accordance with U.S. GAAP for the years ended December 31, 2001 and 2002:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign

	2001	2002	2001	2002

	€	€	€	€
Change in benefit obligation
Benefit obligation at beginning of year	129	115	171	364
Service cost	16	16	8	10
Interest cost	7	6	14	22
Acquisition of Svedala	—	—	166	—
SFAS No. 88 events	—	—	(1)	—
Amendments	—	—	4	—
Other adjustment	—	—	—	5
Actuarial loss (gain)	(24)	(19)	10	(4)
Benefits paid	(13)	(16)	(14)	(19)
Currency effect	—	—	6	(44)

Benefit obligation at end of year	115	102	364	334

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign

	2001	2002	2001	2002

	€	€	€	€
Change in plan assets
Fair value of plan assets at beginning of year	—	—	125	199
Actuarial return on plan assets	—	—	(3)	(9)
Company contribution	13	16	6	20
FAS 88 events	—	—	(1)	—
Acquisition of Svedala	—	—	80	—
Other adjustment	—	—	—	4
Benefits paid	(13)	(16)	(14)	(19)
Currency effect	—	—	6	(28)

Fair value of plan assets at end of year	0	0	199	167

Funded status reconciliation
Funded status	(115)	(102)	(165)	(167)
Unrecognized transitional obligations (asset)	—	—	0	0
Unrecognized actuarial (gain) loss	41	20	20	34
Unrecognized prior service cost	(7)	(7)	5	4

Prepaid (accrued) benefit cost	(81)	(89)	(140)	(129)

     Under U.S. GAAP an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent this amount is not covered by the net liability recognized in the balance sheet. In 2002, an additional minimum liability of €23 was recognized.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     Amounts recognized in the statement of financial position consist of:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign

	2001	2002	2001	2002

	€	€	€	€
Accrued employee benefit liability	(81)	(89)	(150)	(160)
Prepaid benefit cost	—	—	1	8
Intangible asset	—	—	2	3
Accumulated other comprehensive income	—	—	7	20

Net amount recognized	(81)	(89)	(140)	(129)

For plans where ABO exceeds assets:
ABO	77	66	250	185
PBO	115	102	273	204
Fair value of assets	—	—	165	85

     Weighted average assumptions used in the calculation of pension and postretirement benefit obligations as of December 31, 2001 and 2002 are as follows:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign

	2001	2002	2001	2002

Discount rate	5.8%	5.5%	6.86%	6.45%
Expected return on plan assets	NA	NA	8.00%	7.89%
Rate of compensation increase	3.0%	3.0%	3.80%	3.69%

     An increase of one percentage point in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by €0.04 at December 31, 2002. It would increase the sum of the service and interest cost by €0.4 for 2002. A decrease of one percentage point in the assumed health care cost trend would decrease the accumulated postretirement benefit obligation by €0.06 at December 31, 2002. It would decrease the sum of the service and interest cost by €0.4 for 2002.

g) Restructuring costs

     Timing difference in recognition of restructuring costs under Finnish GAAP and U.S. GAAP in the year ended December 31, 2000

     Under Finnish GAAP, downsizing and restructuring costs, arising to €58, were recognized in income in 1999 as nonrecurring expenses. Under U.S. GAAP, certain portion of the restructuring and integration costs, amounting to €5, did not qualify for accrual and expense recognition in the year ended December 31, 1999. As the total amount was realized in the year ended December 31, 2000, the difference between income under Finnish and U.S. GAAP was reversed in 2000.

     Timing difference in recognition of restructuring costs under Finnish GAAP and U.S. GAAP in the years ended December 31, 2001 and December 31, 2002

     Under Finnish GAAP, Metso recognized downsizing and restructuring costs of €36 and €28, for the years ended December 31, 2001 and 2002, respectively, as nonrecurring expenses (see Note 4). The severance and early retirement measures, included in the restructuring costs, have concerned 457 and 335 employees of Metso in the years ended December 31, 2001 and 2002, respectively. In addition, 1,318 persons, employed by the acquired Svedala group, were included in the involuntary termination and early retirement plans. The costs have been recognized as part of the restructuring costs of €50, net of taxes, which have been capitalized in the acquisition balance of Svedala.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     The personnel categories included both factory and administrative personnel mainly in Metso Minerals.

     Under U.S. GAAP, certain portion of the restructuring and integration costs, amounting to €5, did not qualify for accrual and expense recognition in the year ended December 31, 2001. As the total amount was realized in the year ended December 31, 2002, the difference between income under Finnish and U.S. GAAP was reversed in 2002.

     The table below illustrates the activity in the restructuring reserves for the year:

	As at December 31,

	2001	2002

	€	€
Balance as at January 1	22	74
Additions to current year reserves	73	36
Adjustments to prior year reserves	—	(10)
Amounts paid/ charged to the reserve	(21)	(47)

Balance as at December 31	74	53

     Included in the balances above are amounts related to lease contracts and post-employment pension amounting to €15 and €12 at December 31, 2001 and 2002 respectively, which have been included in long-term liabilities as the payout of these obligations will not be completed within one year.

h) Investments

     Under Finnish GAAP, Metso records short-term investments at market value and changes in the market value are recorded as part of “financial income and expense” in the Consolidated Statement of Income. Under Finnish GAAP, Metso records other long-term investments, other than equity securities, at lower of cost or market value. Shares are recorded at lower of cost or market value, when the market value can be considered to reflect a permanent impairment of the investment. For U.S. GAAP purposes, all of Metso’s short-term and other long-term investments in debt securities and equity securities with a readily determinable market value are classified as “available-for-sale” and recorded at fair value with changes in unrealized appreciation recorded directly to shareholder’s equity, net of applicable deferred income taxes.

     Available-for-sale securities in accordance with U.S. GAAP are summarized as follows:

	U.S. GAAP	Gross unrealized	Gross unrealized	Market
	Cost (*)	holding gains	holding losses	Value

	€	€	€	€
December 31, 2001	187	5	(20)	172
December 31, 2002	45	4	(1)	48

(*) U.S. GAAP cost is comprised of the historical acquisition price.

     The gain realized on disposal of available-for-sale securities was €7 and €37 for the years ended December 31, 2002 and 2001, respectively.

i) Treasury stock

     Under Finnish GAAP, treasury stock is presented within financial assets. Under U.S. GAAP, treasury stock is to be shown as a deduction of the consolidated shareholder’s equity and, consequently, €1 at December 31, 2001 and 2002, respectively, has been deducted from the shareholders’ equity under U.S. GAAP.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

j) Translation difference

     Under Finnish GAAP, the Company records certain purchase accounting adjustments related to foreign subsidiaries in euro, which is the functional currency of the Parent Company.

     Under U.S. GAAP, purchase accounting adjustments are recorded in the functional currency of the subsidiary to which they relate. As a result, currency translation differences have been recognized with respect to such purchase accounting adjustments.

k) Net investment hedge

     Under Finnish GAAP, Metso has designated an intercompany foreign currency denominated loan as a hedge of a net investment and as a result records the exchange rate difference against the translation difference arising from the hedge of the net investment at consolidation.

     Under U.S. GAAP, hedge accounting may be applied in consolidation only if the intercompany loan designated as a hedging instrument is offset by a third-party loan.

l) Discontinued operations

     Metso developed a formal plan of disposition of its Forest Machines division (Timberjack) in September 1999. On April 28, 2000, the activity was sold to Deere & Company for an aggregate price of €644 resulting in a capital gain, net of taxes, of €275. In accordance with Finnish GAAP, the operating result of a discontinued line of business in determining net income and the related capital gain (loss), net of taxes, is presented under extraordinary income (expense).

     At the time of developing the plan, the disposal met the criteria APB 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Therefore, income from continuing and discontinued operations was presented separately and all prior period information was restated to reflect such presentation.

     On November 22, 2002, Metso announced it signed a memorandum of understanding with a Swiss buyer Bobst Group SA to dispose of the Converting Equipment group, which manufactures equipment for the packaging industry. The sale is expected to become effective in 2003. The value of the transaction is approximately €90. In accordance with Finnish GAAP, the net loss of a discontinued activity is included in the consolidated net income.

     Under U.S. GAAP, the Converting Equipment group meets the criteria of a component entity classified as held for sale of FAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” and accordingly, income from continuing and discontinued operations has been presented separately and all prior period information have been restated to reflect such presentation.

     Certain income statement line items for the discontinued operations are presented in the following table:

		For years ended

	December 31, 2000	December 31, 2001	December 31, 2002

	€	€	€
Net sales	355	176	160
Operating profit	14	3	(8)
Net income	6	2	(10)

     In accordance with U.S. GAAP, the capital gain on the disposal of Forest Machines Group recognized

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

in 2000 comprised the following:

€

Capital gain, net of tax expense of €103, under Finnish GAAP	275
Cancellation of historical goodwill under pooling of Interest method	57
Employee benefits, including the opening balance of benefit Liability under purchase accounting, net of tax benefit of €3	8
Allocation of excess price on fixed assets under purchase accounting, net of tax expense of €4	(14)

Capital gain, net of taxes of €102 under U.S. GAAP	326

n) Consolidated Statement of Comprehensive Income

     The Company has adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. The Company has chosen to present comprehensive income in accordance with Finnish GAAP and components of comprehensive income consist of the following:

     Components of comprehensive income consist of the following:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Comprehensive income
Net income under Finnish GAAP	389	141	65
Other comprehensive income
Foreign currency translation adjustments	18	(17)	(127)
Hedging of net investment denominated in foreign currency, net of taxes of €(2), €2 and €(17), respectively	5	(4)	42
Additional minimum liability, net of tax benefit of €3	—	—	(5)

Other comprehensive income	23	(21)	(90)

Comprehensive income	412	120	(25)

o) Earnings per share

     Earnings per share for Finnish GAAP purposes is based on income before extraordinary items and income taxes, adjusted for minority interest and taxes related for normal business operations (see Note 1 “Accounting Principles” for detailed discussion). Under U.S. GAAP basic earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

p) Stock compensation

     Amounts included in this footnote are presented in actual amounts.

     Pursuant to SFAS No. 123 “Accounting for Stock-Based Compensation,” the Company has elected to account for its stock option plan under the intrinsic value method of APB Opinion 25 “Accounting for Stock Issued to Employees” and adopt only the disclosure provisions of SFAS No. 123. As of December 31, 2002, no compensation expense is recognized under APB 25 related to the Company’s employee stock options as the exercise prices of the Company’s employee stock options, which are adjusted by subsequent dividend payments, equal or exceed the market price of the underlying stock on the date of grant. Under SFAS No. 123, stock options are valued at grant date using the Black-Scholes valuation model and compensation costs are recognized ratably over the vesting period. Had compensation costs been determined as prescribed by SFAS No. 123, the Company’s net income and earnings per share would have been reduced to pro forma amounts indicated below:

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

	Year ended December 31,

	2000	2001	2002

	€	€	€
Net income
as reported	407	127	113
Pro forma	398	122	110
Basic and diluted earnings per share
as reported	3.01	0.93	0.83
Pro forma	2.94	0.90	0.80

     The Company currently has two option programs, the 2000 stock option plan and the 2001 stock option plan.

     The 2001 Annual General Meeting approved of an issue of two series of warrants (the “2001 Plan”), named A and B, to persons belonging to the management and to certain other key persons with following conditions:

	A warrants	B warrants

Number of warrants	500,000	500,000

Exercise period	April 1, 2001 — April 30, 2005	April 1, 2003 — April 30, 2005

Exercise price per warrant	€15.60 adjusted by dividends payable after March 1, 2001. The exercise price cannot be below par value.

Subscription	One warrant gives the right to subscribe one share.

     The 2000 Annual General Meeting approved a plan (the “2000 Plan”) in order to standardize the incentive programs of the Group in such a manner that the warrant holders of Valmet Corporation and Rauma Corporation were offered a possibility to convert their warrants in the aforementioned companies to the warrants being issued. As a result of the 2000 plan 3,500,000 outstanding Valmet and Rauma warrants were converted to the plan. Under the 2000 plan, two series of warrants, named A and B, are issued to persons belonging to the management and certain other key persons with following conditions:

	A warrants	B warrants

Number of warrants	2,500,000	2,500,000

Exercise period	April 1, 2001 — April 30, 2005	April 1, 2003 — April 30, 2005

Exercise price per warrant	€16 adjusted by dividends payable after March 1, 2000. The exercise price cannot be below par value.

Subscription	One warrant gives the right to subscribe one share.

     To the extent the subscription rights of warrants are not used by the persons included in the 2000 or 2001 Plan, they can be subscribed by Metso’s subsidiary, Metso Capital Oy. The Board of Directors of Metso is authorized to transfer such warrants in future to persons becoming eligible to its incentive plan.

     If a subscriber of the warrants under the 2000 or 2001 Plan ceases to be employed by or in the service of the Metso Group for any other reason than retirement or death, then such person is obligated without delay to offer to the Company free of charge the warrants for which the share subscription period had not begun at the last day of such person’s employment.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     The following table summarizes information about stock options outstanding at December 31, 2002:

	Number of Shares to	Weighted Average
	be subscribed	Fair Value

2000 Plan
Outstanding at January 1, 2000	—
Granted	4,902,500	2.82
Forfeited	35,000
Outstanding at December 31, 2000	4,867,500
Granted	295,000	0.68
Forfeited	227,500
Exercised	—	—
Outstanding at December 31, 2001	4,935,000
Granted	—
Forfeited	61,000
Exercised	—	—
Outstanding at December 31, 2002	4,874,000
2001 Plan
Outstanding at January 1, 2001	—
Granted	675,000	1.11
Forfeited	—
Exercised	—
Outstanding at December 31, 2001	675,000
Granted	120,000	1.62
Forfeited	—
Exercised	—
Outstanding at December 31, 2002	795,000

     The fair value of the options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended December 31,

	2000	2001	2002

	€	€	€
2000 Plan
Expected volatility	42.7%	41.04%	—
Risk-free interest rate	4.97%	4.09%	—
Dividend yield	3.76%	5.08%	—
Expected life (years)	3.2	2.3	—
2001 Plan
Expected volatility	—	41.16%	46.45%
Risk-free interest rate	—	4.05%	3.80%
Dividend yield	—	4,59%	5.55%
Expected life (years)	—	2.2	1.7

   Valmet

     The 1998 Annual General Meeting approved an issue of two series of warrants to persons belonging to the management of the Company and to certain other key persons (the “1998 I plan”). The warrants entitle the

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

holders to subscribe to an aggregate of 2,000,000 shares in the Company (1,000,000 shares in each series). The subscription period for the new shares commenced on April 1, 2001 for the first series, entitling holders to subscribe for new shares of Valmet at a price of €18.16 per share, and on April 1, 2003 for the second series, entitling the holders to subscribe new shares of Valmet at a price of €19 per share. The subscription period for both series will close on March 31, 2005. The share subscription price for both series will be adjusted by dividends distributed after May 1, 1998 and before the date of the subscription. As of December 31, 2002, no shares had been subscribed for under the 1998 I plan.

     Consequent to the approval of the 2000 plan of Metso, all the holders utilized the possibility to convert their warrants of the 1998 I Plan to warrants under the 2000 Plan. Consequently, there are no remaining warrants under the 1998 I Plan.

   Rauma

     During 1996 Rauma issued a five-year bond loan with warrants (A and B warrants) to certain of its senior management employees. Under this plan approved by the shareholders in April 1996 (the “1996 plan”), the A warrants entitle the holders to subscribe to 450,000 shares of Rauma during the period from April 2, 2000 to January 31, 2002. The B warrants entitle the holders to subscribe to 450,000 shares of the Company during the period from April 2, 2001 to January 31, 2002. The original subscription price was €16.82 per share. The merger between Valmet and Rauma adjusted the subscription price to €15.44 per share for both warrants based on the exchange ratio.

     A total of 50,000 options issued under the 1996 Plan and transferred from Rauma Corporation had not been exercised by December 31, 2001 nor at the end of the subscription period on January 31, 2002. Of these, 25,000 entitled subscription for 25,000 Metso Corporation shares at a subscription price of €15.44 between April 2, 2000 and January 31, 2002, and likewise 25,000 entitled subscription for 25,000 Metso Corporation shares at a subscription price of €15.44 between April 2, 2001 and January 31, 2002. No share entitlements provided by options transferred from Rauma Corporation were subscribed for in 2002 and the program has now ended.

     In February 1998, the shareholders approved a plan (the “1998 II plan”) to issue warrants (A, B and C warrants) to certain senior management employees of Rauma. The aggregate amount of warrants issued was 1,100,000. Each warrant entitles its holder to subscribe for one share of the Company. The A warrants entitle the holders to subscribe to 330,000 shares of Rauma during the period from April 17, 2001 to April 17, 2005. The B warrants entitle the holders to subscribe to 330,000 shares of Rauma during the period from April 17, 2002 to April 17, 2005. The C warrants entitle the holders to subscribe to 440,000 shares of Rauma during the period from April 17, 2003 to April 17, 2005. The original subscription price was €20.35 per share, adjusted by the dividends distributed after May 1, 1998 and before the date of subscription. The merger between Valmet and Rauma adjusted the subscription price to €18.68 per share for both warrants based on the exchange ratio. The expiration date for all warrants is April 17, 2005. No share entitlements provided by options transferred from Rauma Corporation were subscribed for in 2001 or in 2002.

     In connection with the approval of Metso’s merger plan, the Rauma’s Board of Directors determined that warrant and option holders would be eligible to subscribe for the Metso Corporation shares during the period from April 1, 1999, to May 31, 1999 in accordance with the original terms of the warrants and options adjusted for the conversion ratio of Rauma shares to Metso Corporation shares of 1.08917.

     Consequent to the approval of the 2000 plan of Metso Corporation, the holders utilized the possibility to convert their warrants of the 1998 II Plan to warrants under the 2000 Plan. Consequently, there are no remaining warrants under the 1998 II Plan.

     No other bonds with warrants or convertible bonds were outstanding during 2002.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

q) Classification differences

Extraordinary items

     Under the Finnish GAAP, certain items that are considered to have incurred outside of the ordinary course of business are classified as “extraordinary” and are shown in a separate caption after income from operations.

     Under the U.S. GAAP, extraordinary items are those that are considered both unusual in nature and infrequent in occurrence; in practice, such extraordinary items are rarely recorded. Accordingly, net extraordinary items for the years ended December 31, 2000, 2001 and 2002 would not be classified as extraordinary items under the U.S. GAAP.

     The disposition of the extraordinary items under the Finnish GAAP is as follows:

	Year ended December 31,

	2000	2001	2002

	€	€	€
Extraordinary income:
Capital gain on sale of Timberjack	275	—	—
Extraordinary expenses:
Inventory adjustment in Metso Engineering’s German operations	—	(3)	—
Accounting adjustments in Metso Automation’s US operations, net of income tax	—	(5)	—
Realized losses on currency derivatives caused by delay in the acquisition of Svedala Industri AB, net of income tax	(7)	—	—

Total	268	(8)	—

     Disposition under U.S. GAAP: Apart from the capital gain of €275 on the sale of Timberjack, recognized in the year ended December 31, 2000, the entire amounts would be classified as components of operating profit (loss). The realized currency losses arising from derivatives contracted in view of the planned acquisition of Svedala Industri AB would have affected the operating profit of Metso Minerals in the year ended December 31, 2000. The inventory adjustment of €3, recognized in the year ended December 31, 2001, would have impacted the operating profit of Metso Engineering and the accounting adjustment of €5, net of deferred income tax, would have affected the operating profit of Metso Automation.

     Under U.S. GAAP, the capital gain of €275 on the sale of Timberjack would be classified as discontinued operations.

r) Valuation and Qualifying Accounts

     Allowance for doubtful accounts for the three years ended December 31, 2000, 2001 and 2002 is set forth below:

	Balance at	Charged to			Balance at
	Beginning	Cost and			End
	of Year	Expenses	Deductions	Other(1)	of Year

	€	€	€	€	€
2000	21	8	3	(3)	29
2001	29	11	(11)	27	56
2002	56	13	(16)	(8)	45

(1)	Foreign currency translation effects and the acquisition balance sheet of Svedala Group in 2001.

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

     Allowances for inventory accounts for the three years ended December 2000, 2001 and 2002 is set forth below:

	Balance at				Balance at
	Beginning				End
	of Year	Additions(1)	Deductions	Other(2)	of Year

	€	€	€	€	€
2000	19	6	(4)	0	21
2001	21	10	(9)	58	80
2002	80	12	(13)	(7)	72

(1)	Excluded amounts recorded as direct write-off of inventories of €8, €8 and €7 for the years ended December 31, 2000, 2001 and 2002, respectively.

(2)	Foreign currency translation effects and the opening balance of Svedala Group in 2001.

s) New Accounting Standards

   SFAS No. 146

     In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. We are currently assessing the impact of this statement on our results of operations and financial condition.

   FIN 45

     In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57, Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective for the Group on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements for periods ending after December 15, 2002. We are currently evaluating the impact of this statement on our results of operations or financial position.

   FIN 46

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). Under that interpretation, certain entities known as “Variable Interest Entities’’ (“VIEs”) must be consolidated by the “primary beneficiary’” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be applicable to the financial statements for the fiscal year ending December 31, 2003. The disclosure requirements in FIN 46 are effective for financial statements for periods ending after December 15, 2002. We have completed the assessment of our relationships with potential VIEs in accordance with paragraph 26 of FIN 46. We have not identified any relationships that would have a material impact on the disclosures or on our

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

results of operations or financial position.

   SFAS No. 148

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS 148, which is effective for financial periods ending after December 15, 2002, amends SFAS 123, Accounting for Stock-Based Compensation to provide alternative methods for transition to SFAS 123 fair value method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions to require prominent disclosure about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. We have elected to retain to apply APB Opinion No. 25 Accounting for Stock Issued to Employees.

Note 32. Subsequent Events

     Amounts included in this footnote are presented in actual amounts.

   Shareholders’ decisions

     On April 15, 2003, the Annual General Meeting authorized the Board of Directors to repurchase own shares (treasury stock) for an amount not exceeding five percent of the nominal value of outstanding shares at the time of purchase. The own shares (treasury stock) at Metso’s possession can be issued on Board’s decision for acquisition of businesses, financing of investments, using as part of incentive programs to the key personnel, to be disposed in other ways or to be cancelled. The authorization to reacquire shares and to dispose of them was given for one year calculated from the date of the General Annual Meeting of April 15, 2003.

     The Annual General Meeting of April 15, 2003 approved a new stock option program to be issued to the key personnel of Metso Corporation and its subsidiaries (Metso Group) and to its wholly owned subsidiary, Metso Capital. The number of stock options issued will be 7,800,000. Of the stock options, 2,600,000 will be marked with the symbol 2003A, 2,600,000 will be marked with the symbol 2003B and 2,600,000 will be marked with the symbol 2003C. The stock options entitle the subscription of a maximum of 7,800,000 shares in Metso Corporation. Upon issue all stock options shall be distributed to Metso Capital. Metso Capital shall distribute stock options to key personnel employed by or to be recruited by the Metso Group by resolution of the board of directors of Metso Corporation. The total number of 2003A, 2003B and 2003C stock options distributed to the key personnel by the board of directors cannot, however, exceed 5,600,000 stock options.

     The share subscription price for stock option 2003A shall be the trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2004; for stock option 2003B the trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2005; and for stock option 2003C the trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2006.

     From the share subscription price of stock options, as per the dividend record date, shall be deducted the amount of the dividend decided after the beginning of the period for determination of the subscription price but before the date of the share subscription.

     The share subscription period shall be

•	for stock option 2003A April 1, 2006 to April 30, 2009,

•	for stock option 2003B April 1, 2007 to April 30, 2010 and

•	for stock option 2003C April 1, 2008 to April 30, 2011.

     As a result of the subscriptions with the 2003 stock options, the share capital of Metso may be increased by a maximum of €13,260,000, and the number of shares by a maximum of 7,800,000 new shares.

     In the same Annual General Meeting the Board was authorized to resolve on increasing the share capital by issuing new shares, convertible bonds, and/or stock options in one or more issues. The increase of the share capital through issuance of new shares, subscription of shares pursuant to conversion of convertible bonds into shares and/or subscription of shares pursuant to stock options may amount to an aggregate maximum of

METSO

Notes to Consolidated Financial Statements
(in millions, except for per share amounts)

12,500,000 new shares with a par value of €1.7 each and to a maximum aggregate increase of share capital of €21,250,000.