Form 20-F
period 2003-12-31
METSO CORP
filed 2004-03-25
CIK 1013626

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

| | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the year ended December 31, 2003

OR

| | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number 1-14400

METSO CORPORATION
(Exact name of Registrant as specified in its charter)

The Republic of Finland
(Jurisdiction of incorporation or organization)

P.O. Box 1220 FIN-00101 Helsinki Finland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: Shares, nominal value €1.70 each, represented by American Depositary Shares	Name of each exchange on which registered: New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of shares, nominal value €1.70 each, outstanding on December 31, 2003: 136,250,545

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorted period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No | |

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 | | Item 18 |X|

(i)

Item 7.	Major Shareholders and Related Party Transactions	60

	Major Shareholders	60
	Related Party Transactions	61

Item 8.	Financial Information	61

	Consolidated Financial Statements	61
	Export Sales	61
	Legal Proceedings	62
	Dividend Policy	62
	Significant Changes	63

Item 9.	The Offer and Listing	64

	Nature of Trading Market	64
	Trading and Settlement on the Helsinki Exchanges	65
	Regulation of the Finnish Securities Market	65
	The Finnish Book-Entry Securities System	66

Item 10.	Additional Information	67

	Articles of Association	67
	Material Contracts	69
	Exchange Controls	70
	Control of Foreign Ownership	70
	Taxation	70
	Documents on Display	74

Item 11.	Quantitative and Qualitative Disclosures about Market Risk	74

	Exchange Rates and Foreign Currency Exposure	75
	Interest Rate Risk	76
	Equity Price Risk	76
	Commodity Price Risk	76

Item 12.	Description of Securities Other than Equity Securities	76

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	77
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	77
Item 15.	Controls and Procedures	77
Item 16.	[Reserved]	77
Item 16A.	Audit Committee Financial Expert	77
Item 16B.	Code of Ethics	77
Item 16C.	Principal Accountant Fees and Services	77
Item 16D.	Exemptions from the Listing Standards for Audit Committee	78
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	78

PART III

Item 17.	Financial Statements	78
Item 18.	Financial Statements.	78
Item 19.	Exhibits	79

(ii)

INTRODUCTION

In this annual report, the “Company,” “Metso Corporation,” “Metso,” “Group,” “we,” “us” and “our” refer to Metso Corporation or Metso Corporation and its consolidated subsidiaries, as the context may require. As used herein, the term “Finnish State” refers to the Republic of Finland.

CURRENCY PRESENTATION

We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. As used in this annual report:

•	“euro” or “€” means the lawful currency of the member states of the European Union (the “EU”) participating in the EU’s Economic and Monetary Union;

•	“U.S. dollar,” “U.S.$” or “USD” means the lawful currency of the United States of America;

•	“pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“South African rand” or “ZAR” means the lawful currency of the Republic of South Africa; and

•	“Swedish krona” or “SEK” means the lawful currency of the Kingdom of Sweden.

Unless otherwise stated, euro amounts have been translated into U.S. dollars at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 31, 2003, which was €1.00 = U.S.$1.2597 (U.S.$1.00 = €0.7938). On March 24, 2004, the noon buying rate for the euro was €1.00 = U.S.$1.2213 (U.S.$1.00 = €0.8188).

FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Finland (“Finnish GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of the principal differences between Finnish GAAP and U.S. GAAP, see Note 32 to our audited consolidated financial statements as of and for the years ended December 31, 2002 and 2003, and income statement data for each of the years in the three-year period ended December 31, 2003, included elsewhere in this annual report. See also “Item 5. Operating and Financial Review and Prospects—Principal Differences between Finnish GAAP and U.S. GAAP.”

The financial information set forth in a number of tables herein has been rounded to the nearest whole number. Accordingly, in certain instances, the sum of the numbers in a column may not conform exactly to the total figure given for that column.

As used herein, “Nordic Countries” refers to Denmark, Finland, Iceland, Norway and Sweden. As used herein, “North America” refers to the United States and Canada. As used herein, “South America” refers to all countries in the American continents excluding the United States and Canada.

We own or otherwise have rights to a substantial number of trademarks that we use in conjunction with our business. Some of these trademarks are referred to in this annual report.

(iii)

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including but not limited to certain statements set forth under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and elsewhere are based upon the beliefs of our management as well as assumptions made by and information currently available to our management, and such statements may constitute “forward-looking statements” within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Potential investors should note that many factors, some of which are discussed elsewhere in this annual report, could affect our future operations and future financial results and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements. Some of these factors are:

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

Our consolidated financial statements are prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation to U.S. GAAP is set forth in Note 32 to our consolidated financial statements. For a discussion of the principal differences between Finnish GAAP and U.S. GAAP, see also “Item 5. Operating and Financial Review and Prospects—Principal Differences between Finnish GAAP and U.S. GAAP.” Our shares are traded on the New York Stock Exchange in the form of American Depository Shares (“ADSs”). Each ADS represents one of our shares. Per share data has been translated into U.S. dollars per ADS where appropriate.

The selected financial data set forth below as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 is a summary derived from our consolidated financial statements and should be read together with our consolidated financial statements and the notes thereto.

	For the year ended December 31,
	1999	2000	2001(1)	2002	2003
	€	€	€	€	€
	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in Accordance with Finnish GAAP
Net sales	3,387	3,891	4,343	4,691	4,250
Operating profit (loss) (2)	(10)	200	246	167	(229)
Financial income and expenses, net	(19)	(20)	(24)	(74)	(74)
Share of profits of associated companies	1	0	0	0	0

Income (loss) before extraordinary items and income taxes	(28)	180	222	93	(303)

Extraordinary income and expenses, net	(59)	268	(8)	0	0

Income (loss) before taxes	(87)	448	214	93	(303)
Income taxes	0	(59)	(72)	(26)	44
Minority interests	(1)	0	(1)	(2)	1

Net income (loss)	(88)	389	141	65	(258)

Earnings (loss) per share(3)(4)	(0.22)	0.90	1.09	0.48	(1.89)

	As of and for the year ended December 31,
	1999	2000	2001(1)	2002	2003
	€	€	€	€	€
	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in Accordance with U.S. GAAP
Income (loss) from continuing operations	(46)	75	127	98	(209)
Income (loss) from discontinued operations	(74)	6	0	15	(36)
Gain on disposal of discontinued operations	—	326	—	—	—

Net income (loss)(5)	(120)	407	127	113	(245)

Basic and diluted earnings (loss) per share from continuing operations	(0.43)	0.56	0.93	0.72	(1.53)
Basic and diluted earnings (loss) per share from discontinued operations	(0.69)	2.45	0.00	0.11	(0.27)

BALANCE SHEET DATA
Amounts in Accordance with Finnish GAAP
Total assets	3,169	3,564	5,042	4,399	3,823
Cash and cash equivalents	159	485	212	190	130
Net interest bearing liabilities	465	(53)	1,251	1,118	1,109
Shareholders’ equity	1,085	1,425	1,469	1,379	1,024
Amounts in Accordance with U.S. GAAP
Total assets	3,375	3,799	5,249	4,587	4,038
Long-term liabilities	718	656	1,527	1,308	1,231
Shareholders’ equity	1,115	1,499	1,503	1,419	1,066

CASH FLOW DATA
Amounts in Accordance with Finnish GAAP
Net cash provided by (used in) operating activities	(2)	300	235	252	146
Net cash provided by (used in) investing activities	(134)	309	(943)	(14)	(80)
Net cash provided by (used in) financing activities	51	(284)	433	(233)	(121)
Capital expenditures on fixed assets(6)	121	111	154	191	128
Cash dividends declared and paid per share (€)(7)	0.40	0.60	0.60	0.60	0.20
Cash dividends declared and paid per share (U.S.$)(7)(8)	0.40	0.56	0.53	0.63	0.25

(1)	Effective September 2001, Metso acquired all of the outstanding shares of Svedala AB for a total acquisition price of €943 million. Svedala has been consolidated in our financial statements as of the fourth quarter of 2001.
(2)	The operating loss for 2003 includes a goodwill impairment of €205 million and restructuring expenses of €103 million related to the efficiency improvement program launched during the year.
(3)	Under Finnish GAAP, the earnings per share calculation excludes extraordinary items. For a discussion of the calculation of earnings (loss) per share, see Note 11 to our consolidated financial statements. Under U.S. GAAP, these items would either be included in the earnings (loss) per share from continuing operations or in earnings (loss) per share from discontinued operations. See Note 32 to our consolidated financial statements.
(4)	The average numbers of shares used in calculating this amount were as follows:
Year ended December 31,	Number of Shares
1999	135,631,740
2000	135,363,537
2001	136,135,223
2002	136,189,704
2003	136,189,704
(5)	As of January 1, 2002, for purposes of U.S. GAAP, Metso adopted SFAS 142, which ceased amortization of goodwill and indefinite-lived intangible assets. Amortization expense on goodwill and indefinite-lived intangible assets on a U.S. GAAP basis for the years ended December 31, 1999, 2000 and 2001 was €10 million, €9 million and €12 million, respectively.
(6)	Excluding business acquisitions.
(7)	Dividends are paid after the decision by the annual general meeting held in the year following the year for which they are attributed to. The dividend for 2003 is the proposal of Metso’s board of directors to the annual general meeting to be held on April 6, 2004.
(8)	Solely for the reader’s convenience, amounts in euros have been converted into U.S. dollars at the noon buying rate on December 31, of the respective year.

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

The average noon buying rates have been calculated based on the noon buying rate for the last business day of each month or portion of a month during the relevant period. We are providing this information solely for the reader’s convenience. These are not necessarily the rates we used in the preparation of the financial statements and we make no representation that euros could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

The following tables set forth the noon buying rate for the euro for each of the previous five years, the period from the beginning of the year 2004 until the latest practicable date and for each of the last six months (expressed in euros per one U.S. dollar):

Euros per U.S. Dollar

Year	Average	High	Low	Period End

1999	0.9455	0.9984	0.8466	0.9930
2000	1.0860	1.2090	0.9675	1.0650
2001	1.1711	1.1947	1.0488	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8782	0.9652	0.7938	0.7938
2004 (through March 24)	0.8086	0.8273	0.7780	0.8188

Calendar Period	Low	High

2003
September	0.9198	0.8584
October	0.8624	0.8451
November	0.8759	0.8337
December	0.8364	0.7938

2004
January	0.8072	0.7780
February	0.8048	0.7785
March (through March 24)	0.8273	0.8044

The following tables set forth the noon buying rate for the U.S. dollar for each of the previous five years, and the period from the beginning of the year 2004 until the latest practicable date and for each of the last six months (expressed in U.S. dollars per one euro).

U.S. Dollars per Euro

Year	Average	High	Low	Period End

1999	1.0576	1.1812	1.0016	1.0070
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8952	0.9535	0.8370	0.8901
2002	0.9492	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004 (through March 24)	1.2369	1.2853	1.2088	1.2213

Calendar Period	High	Low

2003
September	1.1650	1.0845
October	1.1833	1.1596
November	1.1995	1.1956
December	1.2597	1.1956

2004
January	1.2853	1.2389
February	1.2848	1.2426
March (through March 24)	1.2431	1.2088

Since July 1, 1999, our shares have been traded on the Helsinki Securities and Derivatives Exchange, Clearing House Ltd (the “Helsinki Exchanges”) in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the U.S. dollar equivalent of the euro price of the shares on the Helsinki Exchanges and, as a result, are likely to affect the market price of our ADSs, which are traded on the New York Stock Exchange. We declare cash dividends in euros and then convert this amount to U.S. dollars for ADS holders. Therefore, exchange rate fluctuations will affect the U.S. dollar amounts that ADS holders receive.

For a discussion of the effects of exchange rate movements on our operations, see “Item 5. Operating and Financial Review and Prospects—Foreign Currency Fluctuations.”

Our foreign exchange risk management policy is focused on hedging foreign currency exposures related to firm sale and purchase commitments as well as net investments in foreign subsidiaries to the extent practicable. We have to a large extent hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings, currency derivatives, and to some extent through receivables. Apart from forward foreign exchange contracts, options and currency swaps, as of December 31, 2003, we were not a party to any other derivative foreign currency instruments. For a discussion of our foreign exchange risk management policy, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rates and Foreign Currency Exposure.”

Risk Factors

Business Cycles in the Global Economy and Customer Industries

Business cycles in the global economy influence the demand for our products and our financial condition and results of operations, especially in the short-term. Management believes that, in the long-term, these effects are reduced by the geographical diversity of our operations, the various customer industries served, the large installed base of our products, the increase of the share of our aftermarket operations, and our commitment to long-term partnerships with customers over the life cycle of our products. Metso Paper is affected by the business cycles of the pulp and paper industry. Metso Minerals’ operations are dependent on the development of the mining, construction and civil engineering industries. In addition, the level of infrastructure investments affects the main part of Metso Minerals’ net sales. Although we have striven actively to reduce the risks of business cycles by growing our aftermarket operations, as well as increasing the flexibility of our operations through outsourcing and focusing on the manufacture and assembly of core components, there can be no assurance that business cycles will not continue to significantly affect the demand for our products, our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Business Environment and Trend Information.”

Competition

Our competitors vary by business area and product. We aim to differentiate ourselves from competitors through our high level of technology, quality, service and availability, and through our long-term commitment and reliability. Current or future competitors may launch new or enhanced products and new technology that may decrease the value and competitiveness of our products and weaken our opportunities of achieving our financial goals. We aim for competitive advantage not only through product development, but also by seeking to operate flexibly and cost-efficiently. To improve its competitiveness by providing products that respond to customer needs and preferences, Metso Paper cooperates with its customers in product development. In Metso Minerals’ business, it is important to react rapidly to customers’ changing needs to ensure competitiveness. Metso Automation cooperates with other companies in its industry on technology issues when appropriate. While management believes that our product range will keep pace with changing and developing technologies, there can be no assurance that products and technologies developed by other companies will not reduce the competitiveness of our products, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—Business Summary” for a description of our significant competitors in each of our business areas.

Product Liability

We are occasionally involved in product liability claims typical of companies in comparable industries. These claims are covered by our insurance policy with coverage of up to €100 million (U.S.$125 million) per year, subject to applicable insurance conditions. As part of the global coverage, our North American subsidiaries carry local general and product liability policies, which cover claims up to an annual aggregate of €4 million (U.S.$5 million). Although management believes that our insurance coverage is currently adequate to cover the liability risks, we may be held responsible for damages beyond the scope of our insurance coverage, which could have a material adverse effect on our business, financial condition or results of operations.

Environmental Regulation

Procedures to ensure compliance with applicable environmental protection laws and regulations and ISO 14001 compliant environmental systems are key tools in our environmental management. Although our management is not aware of any current environmental matters that could reasonably be expected to have a material adverse effect on our financial condition or results of operations, there can be no assurance that continued compliance with the existing or future environmental laws, and the costs associated therewith, will not have a material adverse effect on our business, financial condition or results of operations in the future. See “Item 4. Information on the Company—Governmental Regulation and Environmental Matters.”

Project Activity

Our operations consist partly of large project deliveries to the pulp and paper industry and the mining industry. These deliveries sometimes involve project-specific risks concerning delivery schedules, quality or the start-up of equipment. Although the risks of individual projects are generally not significant compared to the magnitude of our business, and we seek to reduce customer risks by exact contract and payment terms, there can be no assurance that such project-specific risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.

Raw Materials, Suppliers and Subcontractors

Developments in the global economy and political factors can influence the prices and availability of raw materials. For example, a raw material used by Metso Minerals in manufacturing wear parts for crushers is manganese, the supply of which is limited to South Africa. Political changes in this area, or delivery problems of producers, can affect the availability of manganese, which may have an adverse effect on our wear parts business. Also, the price and availability of scrap iron used in our foundries may fluctuate and have an adverse effect on our operations. In particular, changes in the prices of electricity, oil and metals may have a material adverse effect on our business, financial condition or results of operations, particularly, if these variations decrease the willingness of our customer industries to invest. See “Item 4. Information on the Company—Raw Materials.”

Generally, our risks related to the purchase of raw materials have decreased because we have increasingly focused on manufacturing and assembling core components only. On the other hand, outsourcing increases the importance of, and risks related to, our suppliers and subcontractors. We purchase the majority of product components from our suppliers, for whom it is not necessarily possible to find alternative suppliers at short notice. The delivery problems of subcontractors may also adversely affect our customer relationships and business. Although we have signed long-term contracts with our major subcontractors in an attempt to limit the purchasing risks related to availability and pricing of product components, there can be no assurance that these risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.

Political, Economic and Legislative Changes in Developing Countries

Both our operations and the operations of our customers are geographically widespread. Political, economic and legislative changes can weaken our competitiveness or restrict our operations in some countries. As the markets for new machinery and equipment are increasingly concentrated in Asia and South America, sudden changes in these markets could have a material adverse impact on our business. For example, China currently represents a significant portion of our business and, hence, any sudden adverse political, economic or legislative changes in China could have a material adverse effect on our business, financial condition or results of operations. Management believes that the risks related to these growing markets for new equipment are reduced somewhat by the growth of our aftermarket operations in Europe and North America.

Property and Liability Risks

We manage our exposure to property, business interruption, transport and liability risks (general liability, product liability and management liability) through global insurance schemes. The insurance coverage consists of property, business interruption, transport and liability insurance schemes and their local applications. Our total risk bearing capacity is taken into consideration when setting the amount of deductibles. Our captive company will bear risks to the extent that is financially sustainable. Although management believes that our insurance coverage is currently adequate to cover the liability risks, we may be held responsible for damages beyond the scope of our insurance coverage, which could have a material adverse effect on our business, financial condition or results of operations.

Liquidity

To ensure our short-term liquidity, we have set a minimum limit for cash and committed revolving credit facilities. We have also set limits for the proportion of short-term loans and for the average remaining maturity of long-term loans. We manage risks in the availability of funds and pricing in the long-term by diversifying funding between money and capital markets and banks. The credit rating agencies assess our business and publish credit ratings. A lowering of credit ratings could raise the financing costs of possible new loans taken, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the possible impact of credit ratings downgrades.

Interest Rate Risks

Changes in market interest rates and interest margins may influence our financing costs, returns on financial investments and valuation of derivative contracts. We have set limits for the ratio of floating-rate to fixed-rate loans and the average length of interest rate periods. Interest rate risks can also be managed by interest rate swaps and other derivative contracts. Although management believes that the measures we have taken to limit our exposure to interest rate risks are currently adequate, there can be no assurance that interest rate fluctuations will not have a material adverse effect on our business, financial condition or results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rates and Foreign Currency Exposure.”

Currency Risks

Exchange rate changes affect our business, although the geographical diversity of our operations decreases the significance of any individual currency. Exchange rate variations have a direct effect on the prices of raw materials and production commodities purchased in non-domestic currencies and in the prices of end products for export, in which the invoicing currency is different from the currency of the manufacturing costs (transaction effect). More than one-half of our net sales originate from outside the euro zone. Alongside the euro, the most important currencies used in invoicing are the U.S. dollar and the Swedish krona. When the net sales and results of our subsidiaries outside the euro zone are translated into euros, they may increase or decrease because of exchange rate changes, even though no real change in such net sales or results has occurred (translation effect). Exchange rate movements may also affect our position by weakening the cost competitiveness of its products as against those of its competitors’ products manufactured in another currency area.

In accordance with our treasury policy, our operating units are required to hedge in full the currency exposures that arise from firm delivery and purchase agreements. In addition, the units can hedge anticipated non-euro denominated cash flows by taking into account the significance of such cash flows, the competitive situation and other opportunities to adapt. We have operations in countries in which currency regulation affects hedging risks. The most important of these are Brazil and China. We conduct hedging operations in a centralized fashion through our corporate treasury. We have set upper limits on the open currency exposures of the corporate treasury, calculated on the basis of their potential profit impact. These limits cover net exposures from transfers between units and items arising from financing activities. Future cash flows are hedged for periods, which do not normally exceed two years. Accordingly, the majority of future cash flows related to the order backlog are hedged. The equity of subsidiaries outside the euro zone is affected by exchange rate risks, which may lead to translation differences in our consolidated equity. We hedge these risks with respect to essential currencies in accordance with our treasury policy by using non-euro denominated loans and forward exchange agreements.

Although management believes that the measures we have taken to hedge our exposure to exchange rate fluctuations are currently adequate, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on our business, financial condition or results of operations. For a discussion of our foreign exchange risk management policy, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rates and Foreign Currency Exposure.”

In addition, a non-euro investors’ base currency return on an investment in our shares may be negatively affected by any depreciation of the euro against the investor’s functional currency. The value of dividends and other distributions paid in euros, and the value of the shares quoted on the Helsinki Exchanges in euros could decline as a result.

Credit Risks and Other Counterparty Risks

When investing cash assets and making derivative contracts, our corporate treasury may accept as counterparties only parties fulfilling the credit rating criteria defined in our treasury policy, or parties separately approved in advance by our board of directors. With respect to investments, derivative contracts and borrowing, we have set counterparty-specific limits to avoid risk concentrations. Our operating units are primarily responsible for credit risks pertaining to trade activities. Our business areas determine the guidelines for delivery and payment terms granted to customers, their supervision and enforcement, which are then implemented at the business line and operating unit level. Our corporate treasury provides centralized services related to customer financing and ensures that the principles of our treasury policy are adhered to with respect to terms of payment and required collateral.

Our ability to manage our trade credit exposure, risk concentrations and customer financing depends on a number of factors, including our capital structure, market conditions affecting our counterparties and our ability to mitigate exposure on acceptable terms. There can be no assurance that we will be successful in managing the risks connected with the trade credit exposure, risk concentrations and customer financing that we may from time to time have, which could have a material adverse effect on our business, financial condition or results of operations.

Extended Payment Terms

We have agreed on extended payment terms with selected customers in our businesses. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectibility of such trade credits, which could result in a write-off of these balances in future periods and could have a material adverse impact our business, financial condition or results of operations.

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

Valmet traces its origins back to the industrial plants established in the 1920s and 1930s to meet the needs of the Finnish Armed Forces. These industrial plants were joined to form a conglomerate, which was formally incorporated as a limited liability company in 1950, and during the 1950s began to broaden its product range to accommodate the demands of a market economy. Valmet delivered its first paper machine in 1953. From its establishment in 1950 until its initial public offering in 1988, Valmet was wholly owned by the Finnish State and other Finnish State entities. As of March 22, 2004, the Finnish State owned 11.5 percent of the outstanding share capital of Metso Corporation.

Rauma’s business groups were formed from a number of companies with long operating histories brought together as a result of a series of strategic acquisitions by a Finnish engineering group Rauma-Repola Oy. In 1990, Rauma-Repola merged with United Paper Mills, a Finnish forest products company. The new company was called Repola Oy and was one of the largest industrial conglomerates in Finland. Its engineering division was organized as Rauma and its forest products division was organized as UPM. In 1996, Repola and Kymmene Corporation, a Finnish forest products company, merged to create a new company called UPM-Kymmene. As a result, Rauma became a majority owned subsidiary of UPM-Kymmene. In 1997, following a secondary offering of Rauma shares, distribution of shares as dividends, and the redemption of shares by Rauma, UPM-Kymmene’s ownership in Rauma was reduced to 34.5 percent. As of March 22, 2004, UPM-Kymmene owned 14.6 percent of the outstanding share capital of Metso Corporation.

In September 2001, Metso Corporation acquired Svedala, a global supplier of products and services for the rock and mineral processing industry based in Sweden. Svedala was integrated in the Metso Minerals business area. A public offer to acquire all the shares in Svedala was made in June 2000 and the acquisition was completed on September 14, 2001 after the competition authorities of the European Union and the United States gave their approval to the acquisition.

For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Strategy

Our vision is to transform from a machine supplier into a provider of competitiveness for our customers’ processes. We aim to improve the productivity and competitiveness of our customers’ core industrial processes. We strive to do this through cooperation with customers for the entire life cycle of their processes. We offer our customers solutions to improve their competitiveness that stem from our wide know-how in new machines and equipment, rebuilds and modernizations, as well as in optimizing and servicing related processes. In our offering we take into account the differing needs of our customers.

Our operations are based on in-depth know-how of customer processes in the pulp and paper industry and rock and minerals processing industries, on the extensive installed base of machinery and equipment, and on automation knowledge. These cornerstones of our strategy have helped us to become a leading global supplier for the pulp and paper industry and the rock and minerals processing industries. In our products and services, control technology, process automation and advanced information and communications technology, solutions are combined with process know-how.

Our customers are industrial companies in businesses where investments are large and have long life cycles. We believe that, based on our customers’ long-term perspective, we have a solid foundation for developing cooperation with them that lasts for the entire life cycle of their processes. We cooperate with an increasing number of customers globally. Our target is to support the efficiency and competitiveness of our customers’ investments and processes by producing increasingly competitive and efficient solutions, equipment and services founded on strong customer cooperation and our technology and process know-how.

In addition to a global network and wide-ranging know-how, our customers require that the equipment supplier takes wider responsibility for the processes delivered. We develop products and services on the basis of our extensive installed base of machinery and equipment, taking our customers’ needs into account. Our objective is to further increase our share in the service, rebuild and process improvement of already installed as well as new machinery and equipment worldwide.

In order to be able to optimize processes and improve their efficiency over their life cycles, we are adding flexibility to our products already at the design stage. Automation is the foundation for many optimization, maintenance and service solutions and remote monitoring. With the advanced ICT (information and communications technology) solutions, we can offer our experts’ equipment and process know-how cost-efficiently for our customers’ production plants throughout the world. The strategies of our business areas and business lines are developed on the basis of their respective strengths, customer needs and the competitive situation. Our network and resources and cooperation between business areas are utilized when it strengthens competitiveness and cost-efficiency.

Our most important target in 2004 is the improvement of profitability. In order to reach our long-term profitability targets, we must ensure that our operations are competitive, develop our aftermarket activities and continuously improve our cost-efficiency and productivity. Our financial targets are based on five-year averages, and include a target for operating profit margin of over nine percent, return on capital employed of over 20 percent, and an annual dividend distribution equivalent to at least one-third of the average earnings per share.

Corporate Structure

We are a global engineering company headquartered in Helsinki, Finland, and serve our customers in selected areas within the process industry. Our business areas are global in scope with operations in over 50 countries. Our principal production plants are located in Finland, the United States, Sweden, the United Kingdom, Germany, France, Italy, Canada, China, South Africa and Brazil. As of December 31, 2003, approximately 35 percent of our employees were based in Finland.

Our operations are currently organized into the following four business areas:

•	Metso Paper designs, develops and manufactures pulp and paper machinery and equipment and complete production lines for the pulp and paper industry. Metso Paper also has substantial aftermarket operations. It operates under four business lines: Paper, Board, Tissue and Fiber.

•	Metso Minerals designs, develops and manufactures equipment and total solutions, as well as aftermarket solutions for rock and minerals processing industries through its six business lines: Crushing & Screening, Minerals Processing, Wear Protection & Conveying, Compaction & Paving, Recycling, and Drilling.

•	Metso Automation designs, develops and supplies both process automation and field solutions for automation and information management in selected process industries through its two business lines: Process Automation Systems and Field Systems. Metso Automation’s operations cover the three principal areas of process automation: (1) automation and information management application networks and systems and life cycle services, (2) flow control solutions, automated and manual control valves, and (3) process measurement solutions and analyzers. All Metso Automation operations in North America and Mexico are conducted by a separate business unit.
•	Metso Ventures is comprised of Metso Panelboard, Metso Drives, Foundries, Metso Powdermet and Valmet Automotive. Metso Panelboard develops and supplies complete production lines for the panelboard industry. Metso Drives develops and manufactures paper machine drives and other industrial gears as well as wind turbine gears. Foundries manufactures castings for various engineering industry needs. Metso Powdermet develops materials technology and component solutions for Metso’s customer industries. Valmet Automotive is an independent contract manufacturer of specialty cars.

The chart below depicts the current structure consisting of the above described four business areas:

METSO BUSINESS AREAS

METSO PAPER	METSO MINERALS	METSO AUTOMATION	METSO VENTURES

• Paper	• Crushing & Screening	• Process Automation Systems	• Metso Panelboard
• Board	• Minerals Processing	• Field Systems	• Metso Drives
• Tissue	• Compaction & Paving	• North American Business Unit	• Foundries
• Fiber	• Wear Protection & Conveying		• Metso Powdermet
	• Recycling		• Valmet Automotive
• Drilling

The current structure is a result of the restructurings described below:

Since spring 2001, the Metso Paper business area comprised of three divisions: Pulping Technology, Paper Technology and Others, which included Converting and Panelboard Technology businesses. In March 2002, the Panelboard Technology was transferred from Metso Paper to the Metso Ventures business area. In November 2002, we signed a memorandum of understanding for the sale of the Converting business to Bobst Group SA of Switzerland after which it was reported separately under discontinued operations of Metso Corporation. In February 2003, Metso Paper’s operations were reorganized to include five business lines: Paper, Board, Tissue, Chemical Pulping and Mechanical Pulping. In October 2003, Metso Paper’s foundries located in Jyväskylä, Finland and Karlstad, Sweden were transferred to the Metso Ventures business area. In March 2004, Metso Paper combined the Chemical Pulping and Mechanical Pulping business lines into one Fiber business line.

From 2001, our Metso Automation business area consisted of three divisions: Field Systems, Paper Automation and Energy & Process Automation. In August 2002, the Metso Automation business area was restructured to consist of two business lines: Process Automation Systems and Field Systems. The new business line, Process Automation Systems, combined the previous Paper Automation and Energy & Process Automation divisions.

Svedala was acquired and integrated in September 2001 into the Metso Minerals business area by creating four business lines: Crushing & Screening, Minerals Processing, Compaction & Paving, and Wear Protection, Service & Parts. In October 2002, we created a fifth business line called Recycling. In September 2003, Metso Minerals’ operations were divided into six business lines: Crushing & Screening, Minerals Processing, Wear Protection & Conveying, Compaction & Paving, Recycling, and Drilling. In October 2003, Metso Minerals’ foundry located in Tampere, Finland was transferred to the Metso Ventures business area. On February 4, 2004, our board of directors announced the initiation of a review on the development alternatives for the Compaction & Paving business line. These alternatives include a potential divestment.

From 2001, Metso Ventures was comprised of Metso Engineering and Valmet Automotive. After the transfer of Metso Panelboard into the business area, we, in July 2002, restructured the Metso Ventures business area to comprise of four businesses: Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. Metso Drives and Metso Powdermet were formerly part of Metso Engineering, as were Metso Works and Metso Hydraulics, which have now been sold. In October 2003, three foundries, two of which were formerly part of Metso Paper and one of Metso Minerals, were transferred to the Metso Ventures business area, creating a fifth business within the area, called Foundries.

The financial information as of and for the years ended December 31, 2001 and 2002 discussed in this annual report has been restated to reflect the changes in our structure described above. The Converting business has been reported as a separate segment under discontinued operations since the signature of a memorandum of understanding for its sale to Bobst Group SA of Switzerland in November 2002. After receipt of the required competition authority approvals, the sale was completed on January 30, 2004.

Business Summary

Net Sales by Geographic Area

In 2003, we had total net sales of €4,250 million (U.S.$5,354 million), of which approximately 88 percent were accounted for by exports from Finland and sales by international operations, and an operating loss of €229 million (U.S.$288 million). As of December 31, 2003, our total assets amounted to €3,823 million (U.S.$4,816 million), and we had 26,240 employees worldwide.

The following table sets forth our total net sales by geographic area for the three most recent years:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Finland	587	382	357
Nordic Countries (excluding Finland)	417	453	310
Europe (excluding Nordic Countries)	1,172	1,363	1,272
North America	1,143	1,199	989
South America	360	417	264
Asia-Pacific	521	652	824
Rest of the World	143	225	234

Total	4,343	4,691	4,250

Metso Paper

As a result of our restructurings described under “—Corporate Structure” above, the divested Converting business or Metso Panelboard and the operations of the two foundries that were transferred to Metso Ventures are no longer included in the Metso Paper business area.

The following table sets forth certain financial data regarding Metso Paper for the three most recent years:

	As of and for the year ended December 31,
	2001	2002	2003
	(€ in millions, except personnel data)
Net sales(1)	2,180	1,778	1,651
Operating profit	165	115	25
Capital employed	544	498	538
Capital expenditures	67	72	54
Research and development	72	72	56
Order backlog	949	735	784
Personnel	9,095	9,357	9,085

(1)	Includes net sales to other Metso’s business areas of €3 million, €4 million and €6 million in 2001, 2002 and 2003, respectively.

The following table sets forth the breakdown of Metso Paper’s net sales by geographic area for the three most recent years:

	Year ended December 31,
	2001	2002	2003
	(Percent of total net sales)
Finland	18	10	11
Nordic Countries (excluding Finland)	10	10	7
Europe (excluding Nordic Countries)	25	26	25
North America	26	28	28
South America	7	9	3
Asia-Pacific	13	15	24
Rest of the world	1	2	2

Total	100	100	100

Metso Paper is one of the world’s leading suppliers of equipment and machinery for the pulp and paper industries. Metso Paper develops and manufactures equipment and designs plants for the production of chemical and mechanical pulp and recycled fiber as well as provides service to the plants. It also manufactures, rebuilds and services paper, board and tissue machines, paper finishing machines and related air systems. Metso Paper specializes in the manufacture, rebuild and service of machines for the production of paper of all printing grades, board and tissue. Spare and wear parts supply, process upgrading and optimization are central to the aftermarket activities. Process improvements are expected to be an increasingly important source of revenue as pulp and paper mills strive to enhance process efficiency and meet higher environmental standards. Our customer service activities include start-up assistance; training; corrective, preventive and predictive maintenance programs as well as operations support.

Products and Services

Paper. Metso Paper produces new paper machines and production equipment as well as offers machine rebuilds and service. The product lines also include new machines, machine rebuilds and service for coating, calendering, winding and roll handling, and chemical handling equipment for paper mills. Coaters and calenders are used to give base papers certain properties, such as gloss or matt finishes and opacity. Winders are used to cut large paper rolls to smaller sizes to fit printing machines. Roll handling machines consist of roll wrapping and conveyor systems. Metso Paper’s paper machines are among the largest and fastest in the world. A typical paper machine costs between €50 million and €100 million and produces from 200,000 to more than 400,000 tons of paper per year. These machines are designed to meet specific customer needs and are used to produce fine paper (for office stationery), newsprint, supercalendered and coated paper (for magazines and similar publications) and coated base papers (for brochures and art purposes).

Board. Metso Paper produces new board machines and production equipment as well as offers machine rebuilds and service. Metso Paper supplies machines for all board and packaging grades, the most important grades being corrugated board, linerboard, folding boxboard and liquid packaging board. A typical board machine costs between €30 million and €100 million and produces from 200,000 to more than 600,000 tons of board per year.

Tissue. Metso Paper produces new tissue machines and production equipment as well as offers machine rebuilds and service. Metso Paper produces machines for manufacturing various types of tissue papers and continues to be a leading supplier of Thru-Air ™ technology for tissue and towel. A typical tissue machine costs between €10 million and €35 million and produces from 10,000 to more than 70,000 tons of tissue per year.

Fiber. Metso Paper offers fiber lines, processes and production equipment as well as related aftermarket activities for both the chemical and mechanical pulping technologies. Chemical pulp is used for high quality paper products primarily due to its strength, printability and ability to maintain brightness. Mechanical pulp is used primarily for newsprint and magazine papers and certain paperboard grades. Metso Paper’s fiber business line includes all process equipment and service necessary for complete fiber plants. Metso Paper offers fiber producers technology that significantly reduces the environmental impact of their operations. Management believes that in the mechanical pulp industry Metso Paper is recognized as one of the leading suppliers in plants, processes and equipment for production of refiner mechanical pulp, ground wood pulp and recycled fiber based pulp.

Markets and Customers

Metso Paper’s products and services are sold to the pulp and paper industry throughout the world. Sales worldwide are handled through a network of sales companies, offices and local representatives. Orders typically require substantial down payments, with the balance paid in installments. Project delivery times depend on the size and nature of the project but may be as long as two years.

Customers are located in a number of countries, primarily in Europe, North America and Asia. Metso Paper has major production facilities in Finland, Sweden and Italy, and a joint venture in China. Our internal production processes have been reorganized by creating a network of plants specializing in designated product areas and manufacturing processes in order to focus on development of specific technologies and expertise.

As a major supplier to the pulp and paper industry, Metso Paper has most of the significant pulp and paper producers as customers. Customers include large North American-based international groups, such as Georgia-Pacific, International Paper, Kimberly-Clark, MeadWestvaco, Procter & Gamble, Weyerhauser and Willamette, European producers, such as M-real Corporation, Norske Skog, SCA, Stora Enso and UPM-Kymmene, and South American producers, such as Arauco and Suzano, as well as various companies located in Asia, such as April, Asian Pulp and Paper, Daishowa Paper, Hansol and Oji.

Marketing

Customer agreements for Metso Paper products are generally the result of extensive negotiation and coordination with our customers. Service and component sales are made on a continuous basis by regional and service locations. Metso Paper has an extensive network of sales companies and sales representatives in the Nordic Countries, Western Europe, North America, South America, Asia and Australia. In addition, a marketing and sales team supports sales activities and develops marketing strategies in line with our customers’ needs.

Competition

In the paper machine industry, machinery is designed to meet specific customer needs. Paper, board and tissue machines are sold on the basis of machine technology, availability of reference machines for comparative purposes, timing of delivery, price and service ability. Metso Paper competes for machine sales based on these four factors. Management believes that, based upon aggregate production capacity of paper machines sold, Metso Paper has been the world’s leading producer of large paper machines in the past three years. Management also believes that we occupy a strong position in the large paper machine rebuild markets as a result of our large installed base, advanced technologies and leading position in the new paper machine market. Metso Paper’s principal competitor in large paper machines is the other major producer, Voith Paper Group of Germany. Mitsubishi of Japan is also a competitor in paper machines. Metso Paper’s principal competitor in board making machine lines is Voith Paper Group. In tissue machines, the competitors include Andritz Corporation in Austria and Voith Paper Group in Germany, as well as Overmechanica, Toschi and Celli in Italy.

Metso Paper’s principal competitors in the pulping industry are Andritz Corporation of Austria and Kvaerner Pulping of Norway. Competition within the pulping industry focuses on energy efficiency and fiber quality. In addition, environmental concerns affect competition as principal suppliers attempt to meet the increasing demand for environmentally friendly fiber. Within chemical pulping, the environmental focus is on totally chlorine-free and elemental chlorine-free production processes whereas in mechanical pulping focus is on recycled fiber production processes. Market leaders in the area of recycled fiber pulping include Voith Paper Group of Germany and Black Clawson of the United States.

Competition in the service operations comes mainly from numerous smaller local or regional service providers. Customers also partly employ their own personnel to take care of the activities. Service, for example spare parts, is also often sold in conjunction with new paper and board machines or major rebuilds. Management believes that Metso Paper’s service operations benefit from synergies with Metso Paper products.

Recent Developments

In 2002, Metso Paper received an order for a rebuild of an on-line printing and writing supercalandered coated paper line from Papiers Gaspésia in Chandler, Quebec, Canada. The rebuild was expected to be completed by mid-2004. According to information Metso received in the first quarter of 2004, the project is currently on hold due to additional financing arrangements by Metso Paper’s customer. In view of the delay and postponement of the project completion, Metso Paper is prepared to record an approximately €10 million reserve in its result for the first quarter of 2004.

In February 2004, Metso Paper signed a letter of intent with Konepaja Häkkinen Oy of Finland to outsource its Jyväskylä plate fabrication. According to the letter of intent, the ownership of the plate fabrication shop will be transferred to Konepaja Häkkinen by mid-summer 2004 together with the personnel, comprising 129 people. The agreement is part of the efficiency improvement program in Metso Paper aiming to focus in-house manufacturing operations on core components.

In January 2004, Metso Paper signed a letter of intent to transfer its Järvenpää components production to Mesera Yhtiöt Oy, a Finnish contract manufacturer for the metal industry. According to the letter of intent, the ownership will be transferred in April 2004. The components production currently employs 55 people. The components production shop of Metso Paper’s Järvenpää plant makes welded and machined frame structures and other smaller key components of paper finishing machines. The agreement is part of the efficiency improvement program in Metso Paper aiming to focus in-house manufacturing operations on core components.

In November 2003, Metso Paper and Metso Automation opened a joint-logistics center in Wai Gao Qiao Free Trade Area of Shanghai, China. The center employs approximately 50 people and serves the Chinese and Asia-Pacific markets. The center will also supply components and spare parts to units in Europe and North America.

In June 2003, we opened a new service technology center in connection with our existing facilities in Järvenpää, Finland. The center has approximately 150 employees. The center’s aftermarket offering targets paper finishing equipment and aims to improve the development and commercialization of products, and to facilitate customer training. The service technology center also includes a remote diagnostics center, which provides services of condition monitoring and maintenance systems, together with production management and process information systems.

In February 2003, we opened a service technology center in our existing facilities in Sorocaba, in the state of São Paulo, Brazil. The center has approximately 50 employees and includes facilities for roll service, spare parts operations, testing and customer training. In addition to supplying maintenance services, the center will also provide local support for new production line deliveries and rebuilds in South America. The center offers services that form part of our life cycle business offering.

For a description of the recent acquisitions and divestments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Metso Minerals

As a result of our restructurings described under “—Corporate Structure” and the acquisition of Svedala and its consequent integration with Metso Minerals, Metso Minerals’ operations are divided into six business lines: Crushing & Screening, Minerals Processing, Wear Protection & Conveying, Compaction & Paving, Recycling, and Drilling. The operations no longer include the foundry in Tampere, Finland, which was transferred to the Metso Ventures business area.

The predecessor of Metso Minerals, the Nordberg Group, was formed as a result of the combination of three independent crushing equipment manufacturers: Nordberg Manufacturing Company, founded in 1886 in Milwaukee, Wisconsin; Ateliers-Bergeaud, founded in 1895 in Mâcon, France; and Lokomo Oy, founded in 1915 in Tampere, Finland. Rauma-Repola acquired Lokomo Oy in 1970, Ateliers-Bergeaud (at the time a subsidiary of Nordberg) in 1987 and Nordberg in 1989. Nordberg was one of the world’s leading designer and manufacturer of rock crushing systems and equipment for the aggregates, mining and recycle crushing industries.

Since the acquisition of Svedala in 2001, the business scope of Metso Minerals is considerably wider, including civil engineering and road construction related, minerals processing, recycling, drilling and bulk materials handling equipment. Aftermarket operations form an important part of Metso Minerals’ business. Rock and minerals crushing equipment require spare and wear parts continuously. In addition, we provide different types of aftermarket activities for the life cycle of the equipment. The products are sold either through Metso Minerals’ own global sales organization or in some product lines through their own distributor network.

Currently, principal production plants of Metso Minerals are located in Finland, Sweden, the United States, Germany, South Africa, France and Brazil.

The following table sets forth certain financial data regarding Metso Minerals for the three most recent years:

	As of and for the year ended December 31,
	2001(1)	2002	2003
	(€ in millions, except personnel data)
Net sales(2)	900	1,804	1,637
Operating profit (loss)	12	50	(235)
Capital employed	1,518	1,393	1,049
Capital expenditures	825	48	35
Research and development	11	21	22
Order backlog	491	468	397
Personnel	11,495	10,553	10,332

(1)	Svedala’s financial data is included in Metso Minerals’ financial data since its acquisition in September 2001.
(2)	Includes net sales to other Metso’s business areas of €3 million, €5 million and €7 million in 2001, 2002 and 2003, respectively.

Products and Services

Metso Minerals offers total solutions for customers in the aggregates, mining, minerals processing, civil engineering, compaction and paving, cement, recycle crushing, metal and waste recycling, drilling, bulk materials handling industries as well as related aftermarket activities through its six business lines. The product offering includes a wide variety of products with a large number of variations, types and models.

Crushing & Screening. Metso Minerals’ Crushing & Screening offers a wide range of products for the rock crushing and screening industry. Quarries for which the business line offers various machines and even complete crushing plants form a key customer group within the aggregates industry. A typical complete crushing plant at a quarry may incorporate the following products offered by Metso Minerals: jaw crushers, primary gyratory crushers, cone crushers, impact crushers, feeders and screens. There is an increased demand for Metso Minerals’ in-pit crushing system due to its ability to offer increased efficiency of crushing operations at quarries and especially construction sites. In this system, the conventional approach of installing a stationary primary crusher is replaced by track-mounted crushing units that move around to where the blasted rock is located and thus eliminate the need to haul rocks to the crusher. Another important customer segment in the aggregates industry, apart from quarrying, is contract crushing. For this segment, Metso Minerals is able to offer a large variety of small track-mounted crushing units that are easy to move between sites. This has made it possible to exploit small deposits that earlier were uneconomical. Furthermore, Metso Minerals offers complete, stationary recycling plants that are mostly focused on retreating demolition and building debris, as well as old concrete and other pavement materials, when roads are resurfaced.

Minerals Processing. Within the Minerals Processing business line, Metso Minerals is able to offer products, systems and services that cover grinding, classifying, enrichment, washing and pre-treating, mineral separation, slurry handling, thermal drying and processing. In addition to new equipment and installations, Metso Minerals provides expertise in optimizing existing plants through services such as automation, plant audits, plant upgrades, replacement parts and maintenance. The Minerals Processing business line also provides bulk material handling products applicable to a large number of customers, including mining and minerals processing, aggregate production, paper industry, harbors, ports and railroads, and power industry. The equipment and components include stackers and reclaimers and other products needed in loading and unloading barges, ships and railcars.

Compaction & Paving. Metso Minerals’ products in the Compaction & Paving business line include pavers, planers, rollers, light compaction equipment and concrete machinery under the Dynapac product brand. In addition to new equipment, Compaction & Paving also provides expertise through services, such as spare and wear parts as well as maintenance.

Wear Protection & Conveying. This business line offers wear parts for a vast variety of Metso Minerals’ products, such as wear and rubber protection systems and hoses, mill linings, screening media, dust sealings, conveyor belts and components.

Recycling. Metso Minerals provides equipment and services for metal recycling under the Lindemann product brand. The offering includes scrap shears, shredders, metal crushers, scrap baling presses, car squeezers and other equipment for classification and separation as well as spare and wear parts and maintenance.

Drilling. This business line offers equipment and services for drilling under the Reedrill and Texoma product brands. The offering includes track- and wheel-mounted drills and rotary drills for surface mining and excavation, multi-boom jumbo-drills for underground excavation and soil drilling equipment.

Markets and Customers

The following table sets forth the breakdown of Metso Minerals’ net sales by geographic area for the three most recent years:

	Year ended December 31,
	2001	2002	2003
	(Percent of total net sales)
Finland	4	3	3
Nordic Countries (excluding Finland)	6	7	7
Europe (excluding Nordic Countries)	28	32	32
North America	26	23	20
South America	12	12	11
Asia-Pacific	14	14	17
Rest of the world	10	9	10

Total	100	100	100

Customers include quarries, contract crushers, civil engineering companies and the mining and cement industries. Recycle crushing represents a new and growing sector due to the worldwide increase of legislation regulating the disposal of construction debris. The price of rock crushing plants typically ranges from €1 million to €5 million, although it may be as high as €15 million. The price of individual rock crushers ranges from €15,000 to €1 million. The price of a typical complete minerals processing plant delivery to mining industry ranges from €30 million to €100 million.

Marketing

In order to service local markets and customers better, Metso Minerals’ marketing is subdivided into six market areas: Northern and Central Europe, Southern Europe and Mediterranean, Southern Africa, North and Central America, South America and Asia-Pacific. Metso Minerals has a number of sales companies in Europe, South America, Southern Africa, Asia and Australia. Metso Minerals’ sales network offers the full range of products to the relevant industries. Metso Minerals supports its sales operations in North America through own distribution and a network of local distributors.

Competition

Competition in Metso Minerals’ industries is fragmented, with few global manufacturers and numerous small, regional and local manufacturers. We believe that our competitive advantages include our global operations network, which allows us to meet the increasingly global needs of our customers, and the wide product range we offer. In crushing and screening, our major competitors are Astec, Extec, Komatsu, Sandvik and Terex. In mining and minerals processing, our major competitors include Baker Process, Dorr-Oliver, Heyl&Patterson, FFE, Krupp-Polysius, Larox, Mann-Takraf and Outokumpu, depending on the product line and particular industry segment. In compaction and paving, our major competitors include Amman, Bomag, Caterpillar, Ingersoll-Rand and Wirtgen. In wear protection products and conveyor belts, our major competitors include Bridgestone, Goodyear, Rubber Engineering, Steinhaus/Isenmann, TipTor and Tyler/Polydeck. In recycling, our major competitors include Henschel and Newell-Riverside and in drilling Atlas Copco, Ingersoll Rand and Sandvik.

Recent Developments

On February 4, 2004, Metso’s board of directors announced the initiation of a review on the development alternatives for the Compaction & Paving business line. The alternatives include a potential divestment.

The construction and paving equipment manufacturer Dynapac operates as an independent business with relatively limited synergies with the other businesses within Metso Minerals.

In the fall of 2003, we announced several decisions to reduce over-capacity and restructure our operations. These included the decision in September 2003 to end crusher manufacturing at Milwaukee, Wisconsin, the decisions in October 2003 to close the screen manufacturing unit in Ketsch, Germany and the pump manufacturing unit in Colorado Springs unit in Colorado, as well as the decision in November 2003 to optimize production efficiency in the Swedish factories of the Wear Protection & Conveying business line.

In November 2002, we inaugurated a new enlarged crusher plant in Tianjin, China. Additionally, we established a compaction and paving equipment factory in Wuqing, China in late 2001. The facilities allow Metso Minerals to serve its customers in China with locally produced products and short lead times.

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

Metso Automation was formed as a result of the merger of Valmet Automation and Neles Controls. Metso Automation designs, develops, manufactures and maintains a wide range of technologically advanced field devices and analyzers, as well as process automation and information management applications and solutions. Metso Automation’s products are used to measure, monitor and control industrial processes, such as the pulp and paper as well as power, refining, petrochemical and chemical industries. Metso Automation also specializes in several industry-specific automation applications, and provides system integration services (including with respect to third party systems) with its open technologies. Metso Automation is also one of the world’s leading manufacturers and suppliers of control and automated valves for the process industries in a large and fragmented global market. Metso Automation’s devices, applications, solutions and services are designed to improve customer process performance and profitability by increasing productivity, quality, process availability and eco-efficiency.

Metso Automation has production plants in Finland, the United States and Mexico, as well as a manufacturing joint venture in China. Metso Automation’s global sales operations are handled through a worldwide distribution network including local distributors and Metso Automation sales companies in 36 countries.

The following table sets forth certain financial data regarding Metso Automation for the three most recent years:

	As of and for the year ended December 31,
	2001	2002	2003
	(€ in millions, except personnel data)
Net sales(1)	693	622	531
Operating profit	17	16	28
Capital employed	282	207	150
Capital expenditures	43	13	8
Research and development	46	44	33
Order backlog	182	185	145
Personnel	4,532	4,150	3,314

(1)	Includes net sales to other Metso’s business areas of €68 million, €43 million and €51 million in 2001, 2002 and 2003, respectively.

Products and Services

Metso Automation’s Process Automation Systems focuses on an industry-specific approach offering automation and information management applications to the pulp and paper, power industries and minerals processing. Field Systems focuses on offering technology-specific field systems such as control, automated and emergency valves as well as analyzers and transmitters.

Process Automation Systems

The Process Automation Systems business line develops and maintains process automation technology for the pulp and paper industry as well as the power and minerals processing industries. The business line’s principal product is metsoDNA, or Dynamic Network of Applications, which integrates automation and information operations into one system in an open application environment in order to facilitate decision-making within organizations. metsoDNA achieves integration by breaking down the dependencies between functionality and hardware components. Management believes that metsoDNA represents state-of-the-art process automation and information management solutions, based on free networking standards, embedded field control applications and control automation.

In addition, key products of the Process Automation Systems business line are Sensodec systems for paper machine runnability and condition monitoring, and the PaperIQ and PaperLab systems for paper quality management as well as IQInsight for paper machine wet end moisture measurement and DNAforesight, a new-generation web break management system.

Field Systems

The Field Systems business line develops field systems for various industries, including pulp and paper, power, refining, petrochemical and chemical, as well as smart, embedded measurement and control solutions, sensors and analyzers for special applications.

The product offering of the Field Systems business line in the area of flow control valves covers a range of valves, including simple shut-off valves to complex control and automated valves and valve controllers. The business line also supplies industrial ball valves, butterfly valves and actuators, serving the process industries, commercial heating, ventilation and air conditioning, and original equipment manufacturer markets. The product names used for our valves are Neles and Jamesbury. The Field Systems business line also develops and manufactures positioners and actuators. A positioner transmits information to an actuator, which in turn operates a valve. Positioners and actuators are key components of control valves, and Metso Automation typically sells these components with their associated valves as a single unit. In 2003, Metso Automation introduced the new FieldCare software and ND9000 intelligent valve controller. FieldCare is a totally open solution based on FDT/DTM technology that provides an accurate information flow during the commissioning, operation or maintenance of a production process. The ND9000 intelligent valve controller records and stores data for the lifetime of the device. Management believes that the Field Systems business line is a leading supplier of advanced digital technology control valves in terms of technical performance and product reliability for the pulp and paper industry.

Field Systems’ product offering for the pulp and paper industry includes Kajaani analyzers, sensors and sampling devices for sophisticated fiber and stock property measurements, and a wide selection of shear force, microwave and optical transmitters and sampling devices for pulp consistency measurements. Metso Automation is a leading global supplier of pulp and paper special analyzers, consistency transmitters and control valves.

Customer Support Services

Metso Automation has customer service units in 36 countries. These units, together with local representatives, form an extensive global service network that is also supplemented with remote control solutions. Integration of customers’ systems through communication networks with Metso’s global online service systems enables operations in accordance with our life cycle business concept. The Expert center in Tampere, Finland, which was opened in 2001, can monitor online the performance of customers’ pulp and paper mills. In addition to fast diagnosis and problem solving, the service is designed to improve process availability and performance, resulting in higher efficiency and product quality. In 2002, the second Expert center was opened in Atlanta, Georgia. The third Expert center for power and process industry customers was opened in Tampere, Finland in 2003.

Markets and Customers

The following table sets forth the breakdown of Metso Automation’s net sales by geographic area for the three most recent years:

	Year ended December 31,
	2001	2002	2003
	(Percent of total net sales)
Finland	23	20	23
Nordic Countries (excluding Finland)	4	4	4
Europe (excluding Nordic Countries)	21	21	26
North America	37	36	29
South America	4	5	4
Asia-Pacific	8	11	11
Rest of the world	3	3	3

Total	100	100	100

The principal customers of the Field Systems business line and the Process Automation Systems business line are in the pulp and paper industry. In many cases, the customers of the Metso Automation business area and the Metso Paper business area are the same pulp and paper companies and mills. The pulp and paper industry and the oil and gas, refining, chemical and petrochemical industries are the principal customer segments for valves.

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

Management believes that the Metso Automation business area is well positioned to develop innovative, technologically advanced and competitively priced products for customers within the pulp and paper industry through its coordinated operations with Metso Paper. In certain cases, particularly when customers purchase complete pulp or paper machine lines, Metso Automation’s systems are sold jointly with Metso Paper. However, in many cases, pulp and paper machinery customers purchase automation systems, measurement devices and control valves separately.

Competition

The process automation industry is highly competitive throughout the world. The principal competitors of Metso Automation are process automation and control companies, many of which are divisions of large multinational companies, such as ABB Automation, Emerson Process Management, Honeywell Automation and Control Solutions, Invensys, Siemens A&D, Voith Paper Automation and Yokogawa. The principal factors affecting competition include device and system reliability and availability, application expertise, technological advancement, ease of configuration and customization, engineering support, price, customer support availability, reputation and references. Management believes that Metso Automation is among the leading suppliers worldwide of special measurement and automation systems for the pulp and paper industries.

Competition in the field systems area, especially in valve industry, is characterized by a large number of participants, many of which specialize in limited niche areas. Key competitors include Emerson, Flowserve and Spectris. Management believes that Metso Automation has a leading position in the supply of control valves to the pulp and paper industry worldwide.

Recent Developments

In November 2003, Metso Paper and Metso Automation opened a joint-logistics center in Wai Gao Qiao Free Trade Area of Shanghai, China. The center employs approximately 50 people and serves the Chinese and Asia-Pacific markets. Components and spare parts will also be supplied to units in Europe and North America.

In September 2003, Metso Automation sold CPS Electronics Inc. to Scanfil Plc of Finland. CPS Electronics is a contract manufacturer of electronics, specializing in small and medium-sized series production. The company is located in Tampere, Finland and had approximately 130 employees.

In April 2003, we decided to close one of our two factories in Chihuahua, Mexico. The closed facility manufactured and assembled Neles metal-seated products. The activities were absorbed into other existing Metso Automation operations or outsourced. Approximately 67 people were affected by this action.

In February 2003, we sold the Network Management Solutions companies (“NMS”) to Telvent of Spain. NMS provides SCADA and information management solutions. NMS employed over 400 people and had annual net sales of approximately €59 million in 2002.

For a description of the recent acquisitions and divestments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Metso Ventures

The Metso Ventures business area was created in January 2001 to comprise of Metso Engineering and Valmet Automotive. Metso Engineering was comprised of four divisions, Metso Drives, Metso Hydraulics, Metso Works and Metso Powdermet, out of which both Metso Works and Metso Hydraulics have since been divested. In March 2002, Metso Panelboard, formerly part of Metso Paper, was transferred to the Metso Ventures business area. In October 2003, two foundries that were formerly part of Metso Paper and one foundry formerly part of Metso Minerals were transferred to the Metso Ventures business area. Thus, currently Metso Ventures has five business lines: Metso Panelboard, Metso Drives, Foundries, Metso Powdermet and Valmet Automotive. See “—Corporate Structure” for a further explanation of our corporate restructuring.

Metso Panelboard

Metso Panelboard develops, sells and supplies complete plants, production lines and equipment for the production of medium-density fiberboard, particleboard and oriented strand-board. Metso Panelboard also provides start-up, optimization, spare-part and maintenance services for these lines. Products are developed to use a wide mixture of wood and fiber raw materials. The industry trend is to increasingly use low cost industrial wood residues, such as sawdust and recycled wood, as the main raw material source. Also non-wood natural fibers can replace wood fibers in some cases.

The following table sets forth certain financial data regarding Metso Panelboard for the three most recent years:

	As of and for the year ended December 31,
	2001	2002	2003
	(€ in millions, except personnel data)
Net sales(1)	144	66	93
Operating loss	(7)	(21)	(3)
Capital employed	9	2	10
Capital expenditures	1	2	1
Research and Development	6	4	3
Order backlog	14	76	87
Personnel	503	334	283

(1)	Includes net sales to other Metso’s business areas of €5 million, €1 million and €1 million in 2001, 2002 and 2003, respectively.

Competition

Metso Panelboard’s main competitors in total production lines are G. Siempelkamp Group and Dieffenbacher-Group. Significant competitors in equipment supplies are Andritz Group and Pallmann.

Markets and Customers

Metso Panelboard has its main operations in Finland, Sweden and Germany and sells its products globally. The main markets are Europe and Asia-Pacific, followed by South America and North America.

Customers are producers of wood-based panels. Some of the main customers are Finsa Group, Georgia Pacific, Ikea, International Paper, Kronospan Group, Masisa Group, Pfleiderer Group and Sonae Group.

The following table sets forth the breakdown of Metso Panelboard’s net sales by geographic area for the most recent three years:

	Year ended December 31,
	2001	2002	2003
	(Percent of total net sales)
Finland	2	1	0
Nordic Countries (excluding Finland)	2	21	10
Europe (excluding Nordic Countries)	24	24	24
North America	8	6	5
South America	43	9	4
Asia-Pacific	20	39	37
Rest of the world	1	0	20

Total	100	100	100

Marketing

Products are marketed globally through Metso Panelboard’s sales network and sales agents. Management believes that advanced technology and the ability to supply complete lines gives an advantage in the wood-based panel industry.

Recent Developments

In October 2003, Metso Panelboard announced that the operations of its German units in Willich and Hannover will be combined and the number of employees reduced by one-third. The combined unit will be located in Hannover and employ 73 people. This restructuring is part of continued efforts to increase the efficiency and profitability of operations.

Metso Drives

Metso Drives, previously part of Metso Engineering and formerly called the Gears and Components group or Santasalo, develops, manufactures and provides mechanical drives and related services for process and energy industries.

The following table sets forth certain financial data regarding Metso Drives for the three most recent years:

	As of and for the year ended December 31,
	2001	2002	2003
	(€ in millions, except personnel data)
Net sales(1)	204	173	130
Operating profit	8	13	2
Capital employed	85	98	91
Capital expenditures	20	27	4
Research and development	4	4	3
Order backlog	88	53	60
Personnel	1,511	1,019	879

(1)	Includes net sales to other Metso’s business areas of €55 million, €40 million and €28 million in 2001, 2002 and 2003, respectively.

Products and Services

Metso Drives manufactures and sells special and modular gear units for process and energy industries and provides comprehensive gear service. Examples include paper machine drives, grinding mill drives and wind turbine gears.

Markets and Customers

Metso Drives has operations in Finland, Sweden, Germany, Canada and the United States. The principal market area for Metso Drives is Europe. The key customers are in the pulp and paper industry worldwide and the energy production industry in Europe and North America. Major customers also include Metso Paper and Metso Minerals. Approximately one quarter of Metso Drives’ sales are derived from customers within Metso.

The following table sets forth the breakdown of Metso Drives’ net sales by geographic area for the most recent three years:

	Year ended December 31,
	2001	2002	2003
	(Percent of total net sales)
Finland	39	31	28
Nordic Countries (excluding Finland)	25	28	27
Europe (excluding Nordic Countries)	17	21	26
North America	15	15	11
South America	1	1	1
Asia-Pacific	3	4	6
Rest of the world	0	0	1

Total	100	100	100

Marketing

Mechanical drives for the process industry and energy production, as well as related services, are sold individually through the sales network of Metso Drives. In industrial gears, Metso Drives has a global sales and marketing agreement with the German-based SEW Eurodrive GmbH.

Competition

The demand for Metso Drives’ products is dependent on process industry investments and the construction of new wind power plants. Metso Drives’ market position varies according to the industry served. Flender in Germany is the market leader in wind turbine gears. Other key competitors in the industry are Lohmann in Germany and Hansen in Belgium.

Recent Developments

In January 2003, we sold our hydraulic power transmission unit, Metso Hydraulics Oy, to Sampo-Rosenlew Oy of Finland. Metso Hydraulics’ net sales in 2001 totaled €18 million and it employed 120 people.

In September 2002, we opened a new technology center in Jyväskylä, Finland for the development of wind turbine gear technology and gear service capabilities. The €25 million investment also expanded the production capacity for gear manufacturing.

Foundries

Foundries within Metso Ventures consist of three foundries. Two iron foundries, located in Jyväskylä, Finland and Karlstad, Sweden were previously part of Metso Paper and one steel foundry, located in Tampere, Finland, was part of Metso Minerals. Foundries manufacture castings for customers in several engineering industry segments.

The following table sets forth certain financial data regarding Foundries for the three most recent years:

	As of and for the year ended December 31,
	2001	2002	2003
	(€ in millions, except personnel data)
Net sales(1)	66	72	69
Operating profit (loss)	5	5	0
Capital employed	25	27	26
Capital expenditures	3	3	5
Research and development	—	—	0
Order backlog	18	15	20
Personnel	593	593	580

(1)	Includes net sales to other Metso’s business areas of €26 million, €24 million and €30 million in 2001, 2002 and 2003, respectively.

Products and Services

Foundries manufacture and sell both steel and iron industrial castings such as steel castings for rock crushers, paper machine rolls, crusher frames, crusher wear parts, hydro turbines and other engineering industry components.

Markets and Customers

Foundries have operations in Finland and Sweden where their principal market is. The key customers are wind and hydro turbine manufacturers and various engineering companies. Major customers also include Metso Paper and Metso Minerals. Approximately two-fifths of Foundries’ sales are derived from customers within Metso.

The following table sets forth the breakdown of Foundries’ net sales by geographic area for the most recent three years:

	Year ended December 31,
	2001	2002	2003
	(Percent of total net sales)
Finland	75	67	68
Nordic Countries (excluding Finland)	21	24	24
Europe (excluding Nordic Countries)	3	5	4
North America	1	4	4
South America	—	—	—
Asia-Pacific	—	—	0
Rest of the world	—	—	—

Total	100	100	100

Marketing

Industrial castings are sold both by our own sales people as well as sales agents.

Competition

The demand for the products of Foundries is dependent on the equipment sales of its customers for which the castings are used. There is a wide range of competing foundries both in the Nordic countries and Central Europe. Competition also comes from foundries located elsewhere in the world, increasingly in lower-cost countries. As a result, Foundries are focusing increasingly on technologically more demanding castings.

Recent Developments

In October 2003, the three foundries comprising the current Foundries business under Metso Ventures were transferred from the Metso Paper and Metso Minerals business areas.

Valmet Automotive

Valmet Automotive is an independent contract manufacturer of high quality specialty cars with production facilities in Uusikaupunki, Finland. The production facilities consist of a body shop, paint shop, assembly shop and product development center. The production is done on a consignment basis, and Valmet Automotive is compensated for the assembly of each vehicle. Valmet Automotive is not required to purchase inventory, and its customers are billed partially in advance so as to limit Valmet Automotive’s working capital requirements. Management estimates that the Uusikaupunki facilities have the capacity, given certain modifications and increased manpower, to assemble up to 100,000 cars per year.

Valmet Automotive is defined as a non-core business in Metso’s strategy, and we aim to find a strategic partner for the operations. In November 2001, ThyssenKrupp Automotive AG of Germany, one of the leading automotive systems suppliers in the world, acquired a 10 percent minority holding in Valmet Automotive with an option to acquire the remaining 90 percent by the end of 2003. In December 2003, ThyssenKrupp Automotive informed us that it would not use its option. ThyssenKrupp Automotive has however indicated a continued interest in Valmet Automotive, and Metso has agreed to continue the cooperation with ThyssenKrupp Automotive in 2004 with the target of finding a new car model for assembly.

The following table sets forth certain financial data regarding Valmet Automotive for the three most recent years:

	As of and for the year ended December 31,
	2001	2002	2003
	(€ in millions, except personnel and vehicle data)
Net sales	136	128	70
Operating profit (loss)	27	23	(8)
Capital employed	44	42	31
Capital expenditures	12	8	14
Research and development	3	4	3
Approximate number of vehicles assembled	41,916	41,066	19,226
Personnel	1,553	1,496	716

Products and Services

Valmet Automotive produces and develops demanding specialty cars and can supply total niche car projects to OEMs (original equipment manufacturers).

Markets and Customers

Valmet Automotive’s current products are the Porsche Boxster and the Porsche Boxster S cars for Porsche AG. Valmet Automotive’s current contract with Porsche AG is based on a cooperation agreement signed on October 24, 2001, covering continued car production until 2008, with an option until 2011.

In 1997, Valmet Automotive and Saab Automobile AB entered into an agreement under which Valmet Automotive assembled the Saab 9-3 high-performance convertible series. The production began in early 1998, replacing the production of the Saab 900 convertible. The production of high performance 9-3 Viggens for Saab started in spring 1999 and terminated in spring 2002. The production of Saab 9-3 5D run-out series began in the spring of 2002. The production of Saab convertibles and 5D models by Valmet Automotive was terminated at the end of April 2003.

Competition

Specialty cars of the type produced by Valmet Automotive are designed for very limited customer segments and production is to an increasing extent subcontracted to external manufacturers. Valmet Automotive is one of the biggest manufacturers of convertibles and contract manufacturers of specialty cars in Europe. Valmet Automotive’s principal competitors are Karmann in Germany, Magna Steyr in Austria, and Bertone and

Pininfarina in Italy. The current combined production volume of European contract manufacturers is nearly 300,000 cars per year and expected to grow in the coming years.

Management believes that Valmet Automotive’s principal competitive advantages are its high quality, cost efficient and flexible production capabilities. In 1999, Valmet Automotive became one of the first automobile plants in the world to gain QS-9000 quality certification and the environmental management certificate ISO 14001 was granted in early 2001. In December 2003, Valmet Automotive was granted one of the first ISO/TS 16949 quality certificates in the car industry.

To maintain Valmet Automotive’s modern and advanced automobile production facility, Valmet Automotive has continually invested in updating its production technologies. In 2003, investments totaled €14 million (€8 million in 2002) and related to the Porsche Boxster production.

Recent Developments

Due to the expiration of the agreement with Saab Automobile in April 2003, Valmet Automotive does not currently have a sufficient order backlog to employ its entire personnel. In April 2003, it adjusted the number of personnel according to the backlog of orders and the needs of the Porsche production by temporarily laying off half of the personnel. After the temporary layoffs and natural personnel turnover, the amount of active personnel was 716 as of December 31, 2003. The temporary lay-offs are estimated to last at least one year. The length of the lay-offs and the number of personnel to be called back to work will depend on the production volume development during 2004. Valmet Automotive continuously seeks a new car model to add to its production line.

Research and Development

The focus of Valmet Automotive’s in-house research and development resources is on the development of open-top vehicles with their roof systems, body structures, interior and package.

Metso Powdermet

Metso Powdermet develops and supplies functionally tailored materials and component technology largely based on powder metallurgy. It concentrates mostly on supporting our main business areas in material development matters. Metso Powderment’s current main external project involves supplying powder metallurgy parts for the particle accelerator of the European Organization for Nuclear Research, or CERN, located in Switzerland. This project will continue until 2005.

Metso Powdermet’s net sales totaled €10 million, €7 million and €7 million in 2003, 2002 and 2001, respectively. As of December 31, 2003, Metso Powdermet had 24 employees.

Discontinued Operations

Converting

In November 2002, we signed a memorandum of understanding with Bobst Group SA of Switzerland on the divestment of the Converting business. After the required competition authority approvals were received, the sale was completed on January 30, 2004. Based on this development, Converting was excluded from Metso Paper in 2002 and is reported as a separate entity under Discontinued Operations. See “—Corporate Structure” for a further discussion of our corporate restructuring.

The following table sets forth certain financial data regarding Converting for the three most recent years:

	As of and for the year ended December 31,
	2001	2002	2003
	(€ in millions, except personnel data)
Net sales	176	160	183
Operating profit (loss)	3	(9)	(4)
Capital employed	60	55	62
Capital expenditures	3	3	4
Research and development	2	2	4
Order backlog	72	102	59
Personnel	824	829	804

Products and Services

Since 1998, Converting has consisted of operations of Italian Valmet Rotomec (“Rotomec”) and Atlas Converting plc (“Atlas”), an U.K.-based manufacturer acquired in 1997. Converting offers a wide range of machines for the packaging and printing industries.

Rotomec specializes in rotogravure and flexo printing machines and special coating and laminating machines for packaging. Rotomec produces packaging industry machines for various materials, such as paper, board, aluminum, and plastic sheets. Rotomec also produces printing machines for the production of wallpaper and interior furnishing materials.

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

Raw Materials

Each of our business areas procures the raw materials and subcomponents required for its operations from a network of multiple subcontractors and suppliers. We typically have long-term relationships with our network of suppliers, even if long-term supply agreements are typically only used for certain key raw materials. No business area is dependent on a single supplier, and we emphasize the need to identify and monitor replacement suppliers in the event that a particular supplier is unable to meet our requirements. We manufacture internally many core components that are required for our operations.

The types of raw materials and subcomponents that we use vary widely within each of our business areas. The most important include steel plates, various mechanical and electrical components, subassemblies required by Metso Paper and Metso Minerals, as well as hardware, software and computer applications required by Metso Automation. In addition, steel and other metals and minerals are required for Metso Paper’s and Metso Minerals’ operations. We have long-term supply agreements for these key materials, with pricing terms following the prevailing market prices. However, we are not dependent on any single supplier and may procure these raw materials and subcomponents from multiple sources, including the open market. In addition, certain of our business areas require special raw materials. For example, Metso Paper requires rubber, polyurethane, composite and hard coatings in the production of paper machines, including roll covers. Also, Metso Minerals requires manganese, which is a mineral of limited global supply, in the production of castings for various wear parts. Also, Foundries within Metso Ventures requires scrap iron. No individual supplier or supply agreement is material.

See “Item 3. Key Information—Risk Factors” for a discussion of the risks associated with our reliance on suppliers and subcontractors to procure raw materials and subcomponents.

Seasonality

Seasonal variations affect, to a relatively limited extent, our net sales mainly due to seasonality in our customers’ operations. Due to the timing and purchasing decisions in certain of our customer segments, sales to such customer segments are typically higher in the fourth quarter than during the other quarters of the year. The seasonality in Metso Mineral’s customers’ operations is primarily a result of weather conditions. The second quarter is the peak delivery quarter of the year for Metso Mineral’s Crushing & Screening and Compaction & Paving business lines, as customers in the northern hemisphere make required machinery investments to construct roads in the region’s summer months. Demand by Metso Automation’s customers is lowest in the first quarter, and also Metso Automation’s third quarter sales tend to be lower than second quarter sales due to weakened customer demand during summer holidays. Metso Paper’s net sales are also somewhat affected by seasonality for similar reasons as those discussed above. However, because the pulp and paper projects tend to be long-term and are recognized each quarter based on the percentage of completion, the impact of seasonal variations on Metso Paper’s net sales is not as great as in our other business areas.

Dependence on Intellectual Property

We aim to create value through our ownership of intellectual property rights, which include Metso brand, patents, utility models, design protections, trademarks, copyrights and domain names. We emphasize our systematic intellectual property management and harmonized, corporate-wide practices. Attention is also paid to avoid infringements of the intellectual property rights of others’.

We seek to manage our intellectual property rights portfolios in a way that supports both competitiveness and technology leadership in our businesses. For example, our patent portfolio, including 8,900 patents and 3,900 pending applications, is regularly evaluated, screened and developed with current and future business needs and possibilities in mind to raise the value/cost ratio of the portfolio.

In 2003, our employees filed approximately 650 invention disclosures. We sought protection in the form of patents for approximately 250 new inventions relating to the products and services of all our business areas. Almost 900 new patents were granted to us in 2003.

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

Metso Minerals Industries Inc., previously Nordberg Inc., a company belonging to the Metso Minerals business area, has been named, together with a number of other parties, as a potentially responsible party (“PRP”) for the remediation of two Wisconsin landfills (Hunt and Muskego), which have been designated as superfund sites under CERCLA (the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980). As a PRP, Metso Minerals Industries Inc. is jointly and severally liable for the clean-up costs of such sites. With respect to Hunt landfill site, Metso Minerals Industries Inc., together with the other named PRPs, has entered into a consent decree with the U.S. government pursuant to which Metso Minerals and such other parties have agreed to cover the clean-up costs of the Hunt site, which had been estimated to be in the range of U.S.$13 million to U.S.$22 million. Metso Minerals Industries Inc. has a 6.3 percent share of the clean-up costs and is also covered by an indemnification agreement with a previous owner of Nordberg. Construction at the Hunt site was completed in 1996 and Metso Minerals has paid a total of approximately U.S.$0.4 million for the clean-up costs. Additional work at the Hunt site may be required at an estimated cost to Metso Minerals Industries, Inc. of approximately U.S.$0.2 million. With respect to the Muskego site, there is an administrative order in place, with a total estimate of U.S.$15 million for design and clean-up costs, of which the share of the previous owner and Metso Minerals is expected to be at the level of the already paid U.S.$125,000. No activities at the Muskego site have occurred since 1996. Management estimates that Metso Minerals’ maximum remaining liability with respect to the Hunt and Muskego sites will not exceed the currently established reserve of U.S.$267,000, and that the reserve for the remediation costs of the two landfill sites will be sufficient for any remaining liability due to above reasons and the fact that no activity on these sites has occurred for several years.

In addition to the two landfill sites mentioned above, and ordinary environmental concerns attached to old industrial facilities (such as potential asbestos in building materials, lead paint, and storing of oil, solvents and paint), Metso Minerals Industries Inc. is the owner and operator of a major industrial facility at Milwaukee, Wisconsin, at which manufacturing operations have been carried out since early 1900s. According to Phase I level evaluations made, the facility possesses several underground storage tanks, and had extensive foundry operations since 1900s. To date, no known adverse environmental impacts have been identified at the site. As part of the efficiency improvement program of 2003, Metso Minerals has announced that it intends to cease manufacturing in Milwaukee, and has commenced a Phase II level investigation at the site. It has been estimated that some remedial costs may be required pursuant to such ongoing Phase II level investigation outcome. Based on the preliminary indications from the Phase II level investigation, Management estimates that Metso Minerals’ reserve of U.S.$4.2 million reasonably approximates the required remedial costs at the Milwaukee facility.

As a result of the acquisition of Svedala, Metso Minerals has two sites with certain environmental concerns. The first is a former manufacturing site in Mt. Olive, New Jersey, which Svedala acquired in 1992. The company acquired by Svedala operated this site from 1955 to 1987. With the closing of manufacturing operations in 1987, the New Jersey Industrial Site Recovery Act triggered an environmental assessment. Both soil and groundwater contamination was identified. The source of most of the contamination was traced back to prior owners and operators of the property, which had been an industrial site since the early 1900s. All known contaminated soil has been removed and the State of New Jersey Department of Environmental Protection (“NJDEP”) has issued a “No Further Action” letter regarding the soil contamination. Metso Minerals has sold the site in Mt. Olive in December 2003. However, liabilities for ground water contamination issues were retained by Metso Minerals. In addition to the prior remediation activities at the site, Metso Minerals conducted a baseline ecological evaluation of the property as required by the NJDEP. The basic purpose of such evaluation was to determine whether site-related contamination presents a risk to or has impacted environmentally sensitive areas within or adjacent to the property. Such evaluation, together with a recommendation that no further ecological evaluation or testing be conducted at the site, was submitted to the NJDEP by an environmental consultant retained by us. There can be no assurance that the NJDEP agrees with such recommendation. However, taking into account (i) that we have purchased a pollution legal liability insurance policy for the site, which generally covers, subject to standard exclusions, clean-up costs, bodily injury and property damage for pre-existing and unknown pollution conditions, and (ii) that extensive prior remediation activities at the site have already been conducted, we do not anticipate any liability arising out of the final evaluation to be material. The estimated reserve required for the remediation measures relating to the ground water contamination and the completion of the baseline evaluation is U.S.$832,000.

The second site with environmental concerns is a former manufacturing property in Danville, Pennsylvania. Both soil and groundwater are contaminated with oil from the manufacturing process. In conjunction with the state of Pennsylvania, an approved remediation plan has being developed. Some soil remediation has already been completed. Two additional areas of concern are being investigated and possibly remediated. An U.S.$1.2 million reserve is our best estimate of potential remediation costs at this time.

Metso Minerals, through its Reedrill division was identified as a PRP in two CERCLA sites. At one of the sites, liability has been assumed by a predecessor company. Regarding the other site, Metso Minerals (Svedala) has responded in March 2000 to an EPA request for information and identified predecessor companies as the potentially responsible parties.

Metso Minerals Industries, Inc. may become subject to remedial costs relating to an old industrial facility in Colorado Springs, Colorado, which was used in foundry and test laboratory operation. The site is for sale. Phase I level evaluations do not suggest any environmental conditions of any major concern. However, Phase II level evaluations have not been conducted. In case Metso needs to obtain an environmental insurance to cover the unknown environmental conditions in connection with the contemplated sale of the site, a reserve of U.S.$350,000 has been established to cover such potential cost.

In Svedala, Sweden, in connection with an industrial site, which we sold in 2001 to Sandvik, Metso Minerals has a contractual liability to remedy Sandvik for two soil removal remedial work related costs. One area is small and inside the industrial property and is not expected to cause material costs. The other area is outside the building beneath the public road (due to the contamination from an old gas station belonging to the factory) and soil removal there may require piling of an existing building. Currently, before the actual remedial work has been carried out and orders for the work placed, our best estimate for the remedial costs is €165,000.

Metso Minerals manufactures compaction equipment for the construction industry in Ljungby, Sweden. In connection with the production at the site during the years, land contamination may have occurred. In order to assess the probability of land contamination, which could make Metso Minerals subject to remedial costs, we conducted a Phase I level evaluation on the site in February 2004. According to Phase I evaluation, it has been estimated that some remedial action will be required at the site. The Phase I evaluation was not conclusive enough to enable us to estimate the amount of costs relating to such remedial action. Therefore, we have commenced a Phase II level evaluation on the site in March 2004.

Metso Panelboard, part of the Metso Ventures business area, has previously owned a site with certain environmental concerns. The site, located in Belgium, was owned by Constructiewerkhuizen De Mets N.V., a company divested in 2001. Pursuant to the sale agreement, we are required to provide the purchaser with an environmental report, certified by the Belgian authorities, to the effect that the soil at the site has not been contaminated. Consequently, a third party conducted an environmental assessment at the site. The report of the results was sent to the OVAM (Belgian environmental authority) for acceptance during the fall of 2003. In December 2003, OVAM requested certain additional analysis. This analysis is currently being conducted. A cleaning plan can be presented for acceptance to OVAM after the report is accepted. In accordance with the conditions of the sale agreement, we have estimated that our responsibility for remediation costs will be limited to €1 million, which we recognized as a reserve in connection with the disposal.

Environmental awareness and environmentally focused technology solutions are an essential part of our competitiveness. We develop solutions that improve eco-efficiency of our customers’ industrial core processes. Our objective is to reduce the environmental impact of products and processes throughout their life cycle.

In June 2000, we signed the ICC (International Chamber of Commerce) Business Charter for sustainable development, which compliments the environmental management principles of our own environmental policy. We expect that our most significant production sites will comply with ISO14001 environmental management systems in the future. In 2003, the ISO14001 certification was granted to four Metso sites, and the current amount of sites with the certification is 31. By the end of 2003, the ISO14001 systems covered 62 percent of our production activity. When systems currently under development will be certified, 82 percent of our production activity will be covered. In 2003, we were selected for the fifth time as a component in Dow Jones Sustainability Index World (“DJSI”) for the period 2003-2004. We also feature in the European sustainability index, DJSI STOXX. We have also been reselected for FTSE4Good corporate social responsibility index. In addition, we have been included in several smaller sustainability indices.

We are committed to full compliance with all applicable national and international laws, regulations and generally accepted practices. Our environmental reporting procedure covers operating sites with significant environmental impacts. To our best knowledge, overall compliance with site-level permit conditions was proper in 2003. No major non-compliance situations were observed. Minor clean up, monitoring or investigation activities are being carried out at several sites as indicated above. However, we anticipate that these cases do not result in material financial consequences for us. Management is not aware of any other current environmental matters that could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

Property, Plants and Equipment

Our principal executive offices are located at Fabianinkatu 9 A, Helsinki, Finland.

As of December 31, 2003, our principal manufacturing facilities included the following:

Location of Facility	Owned or Leased	Size (sq.ft)	Principal Activities
Metso Corporation
Helsinki, Finland	Owned	86,920	Corporate head office

Metso Paper
Valmet-Xian, Xi’an, P.R. China(1)	Leased	1,162,080	Paper and Board Machines, Foundry, Air Drying Systems
Jyväskylä, Finland	Owned	1,011,752	Large-sized Paper Machines
Järvenpää, Finland	Owned	607,327	Paper Finishing Machines
Sundsvall, Sweden	Owned	424,417	Pulping Machinery
Karlstad, Sweden	Owned	381,980	Board and Tissue Machines
Kotka, Finland	Owned	369,929	Medium-sized Paper Machines, PulpDryers
Laem Chabang, Thailand	Owned	312,524	Service Center
Turku, Finland	Owned	281,910	Air Drying Systems
Valkeakoski, Finland	Owned	231,351	Mechanical Pulping, Refiner Segments, Stock Preparation Equipment and Systems
Como, Italy	Leased	217,944	Paper and Board Machine Rebuilds
Wuxi, P.R. China	Owned	213,048	Service Center
Turku, Finland	Leased	170,008	Air Drying Systems
Columbus, Mississippi, United States	Owned	147,000	Roll Covering
Melbourne, Australia	Owned	130,424	Service Center
Appleton, Wisconsin, United States	Owned	128,000	Finishing Products, Roll Service
Aiken, South Carolina, United States	Owned	124,000	Roll Covering
Cernay, France	Leased	110,312	Roll Covering
Neenah, Wisconsin, United States	Owned	111,000	Roll Covering
Clarks Summit, Pennsylvania, United States	Owned	101,000	Roll Covering
Beloit, Wisconsin, United States	Leased	92,000	Service Center
Tampere, Finland	Leased	91,352	Roll Factory
Gorizia, Italy	Owned	89,179	Air Drying Systems
Oulu, Finland	Owned	85,144	Roll Covering
Biddeford, Maine, United States	Owned	88,000	Air Drying Systems, Non-woven Paper Machines
Hollola, Finland	Owned	77,149	Roll Handling
Hagfors, Sweden	Owned	66,174	Refiner Segments
Federal Way, Washington, United States	Owned	63,000	Roll Covering
Järvenpää, Finland	Leased	50,486	Paper Finishing Machines
Florence, Alabama, United States	Owned	48,000	Roll Covering
Thunder Bay, Canada	Leased	46,708	Air Drying Systems
Montreal, Canada	Owned	5,000	Service Center, Components
Sorocaba, São Paulo, Brazil	Owned	40,888	Service Center
Pfungstadt, Germany	Owned	40,458	Service Center

Metso Minerals
Sorocaba, São Paulo, Brazil	Owned	898,910	Rock Crushers, Vibrating Equipment, Rollers, Castings
Milwaukee, Wisconsin, United States(2)	Owned	649,852	Rock Crushers
Isithebe, South Africa	Leased	602,140	Manganese Spare Parts
Viña del Mar, Chile	Owned	538,000	Wear Protection and Conveyors
Mâcon, France	Owned	532,723	Rock Crushers and Vibrating Equipment
Tampere, Finland	Owned	510,990	Rock Crushers, Mobile Crushing Equipment
Karlskrona, Sweden	Owned	452,084	Rollers
Düsseldorf, Germany	Owned	420,223	Metal Recycling Machines
Vereeniging, South Africa	Owned	330,386	Rock Crushers, Castings

Location of Facility	Owned or Leased	Size (sq.ft)	Principal Activities
Ahmedabad, India	Owned	350,076	Castings and Parts for Rock Crushers and Pumps
Bawal, India	Owned	302,571	Rock Crushers, Vibrating Equipment and Pumps
Sala, Sweden	Owned	247,570	Slurry Pumps and Process Equipment
Trelleborg, Sweden	Leased	242,100	Rubber Manufacturing
Sherman, Texas, United States	Owned	211,000	Drilling Equipment
Gastonia, North Carolina, United States	Owned	168,000	Vibrating Equipment
Lingen, Germany	Owned	161,460	Pavers
Ljungby, Sweden	Leased	161,460	Light Equipment for Compaction
Warrenton, Missouri, United States	Owned	150,000	Wire Screen Media Manufacturing
Colorado Springs, Colorado, United States (2)	Owned	140,458	Pumps and Process Equipment, Castings
Clarksdale, Mississippi, United States	Leased	138,400	Conveyor Component Manufacturing
Newcastle, Australia	Owned	132,500	Vibrating Equipment and Spare Parts
York, Pennsylvania, United States	Owned	131,965	Mill Equipment and Parts
Ersmark, Sweden	Owned	131,320	Rubber Manufacturing
Wardenburg, Germany	Owned	129,170	Pavers and Planers
Kongsvinger, Norway	Leased	107,639	Conveyor Belts
Ketsch, Germany(2)	Owned	98,813	Vibrating Equipment
Keokuk, Iowa, United States	Owned	98,000	Rubber Manufacturing
Tampere, Finland	Owned	96,875	Conveyor Belts
Saint Valery-en-Caux, France	Owned	89,340	Concrete Equipment
Vicálvaro, Spain	Owned	80,000	Rock Crusher Spare Parts and Vibrating Equipment
Wuqing, P.R. China	Owned	75,350	Rollers and Pavers
Portland, Oregon, United States	Owned	70,968	Rock Crusher Service and Spare Parts
Matamata, New Zealand	Owned	62,400	Rock Crushers and Spare Parts
Belleville, Canada	Owned	58,000	Idler Manufacturing
Dungannon, Northern Ireland	Owned	56,000	Mobile Screens
North Bay, Canada	Owned	55,000	Rubber Manufacturing
Perth, Australia	Owned	48,438	Rubber Manufacturing
Moers, Germany	Owned	47,361	Conveyor Belts
Tianjin, P.R. China	Owned	46,466	Rock Crushers
Evergem, Belgium	Leased	46,285	Conveyor Belts

Metso Automation
Helsinki, Finland	Leased	442,400	Office, Valve and Accessories Manufacturing and Testing
Tampere, Finland	Owned	323,300	Office, Automation Systems Manufacturing and Testing
Shrewsbury, Massachusetts, UnitedStates	Owned	175,000	Valve and Accessories Manufacturing
Shanghai, P.R. China(1)	Leased	129,000	Valve Manufacturing
Chihuahua, Mexico	Leased	98,800	Valve Manufacturing
Lansdale, Pennsylvania, United States	Leased	84,700	Office, Control Systems Manufacturing
Kajaani, Finland	Leased	77,600	Office, Specialty Analyzers Manufacturing and Testing

Metso Ventures
Uusikaupunki, Finland	Owned	1,216,000	Car Assembly
Parkano, Finland	Owned	249,946	Gears 50 percent and the rest hired to an external manufacturer
Jyväskylä, Finland	Owned	183,645	Gear Manufacturing and Service
Karkkila, Finland	Owned	126,000	Gear Manufacturing and Service
Wuppertal, Germany	Leased	65,781	Gears
Cambridge, Ontario, Canada	Leased	35,000	Gears
Hannover, Germany	Leased	50,418	Energy plants, dryers
Sundsvall, Sweden	Leased	38,736	MDF line machines

Location of Facility	Owned or Leased	Size (sq.ft)	Principal Activities
Nastola, Finland	Leased	35,572	Particleboard and OSB line machines
Willich, Germany(2)	Leased	11,148	Presses
Jyväskylä, Finland	Owned	394,000	Foundry
Tampere, Finland	Owned	288,020	Foundry
Karlstad, Sweden	Owned	195,000	Foundry

Converting (3)
Casale, Italy	Owned	222,710	Laminating and Printing Presses
Bedford, United Kingdom	Owned	96,500	Converting Machines
Heywood, United Kingdom	Owned	82,000	Converting Machines
Biggleswade, United Kingdom	Owned	72,700	Converting Machines

(1)	Joint-venture, see “Associated Companies” below.
(2)	To be closed as part of the Efficiency Improvement Program of 2003.
(3)	Converting was divested in January 2004.

Management believes that the production capacity of each of our production plants is adequate and suitable for our current business needs and that suitable additional or alternative space would be available in the future, if necessary, on commercially reasonable terms.

Significant Subsidiaries

Metso Corporation, our Finnish parent company, holds the majority of our operating assets in Finland, while assets outside of Finland are held through regional or divisional subsidiaries. During 2001, we changed a number of the names of our subsidiaries by eliminating the reference to Valmet, Nordberg, Neles and other predecessor entities, except for Valmet Automotive Oy and the subsidiaries that already contain the Metso name. Our significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, are as follows, each of which is wholly-owned by Metso Corporation:

Company Name	Country of Incorporation
Metso Paper Oy	Finland
Metso Minerals Oy	Finland
Metso Svenska AB	Sweden
Metso USA Inc.	United States
Metso Minerals Industries Inc.	United States

Associated Companies

We currently own 35.8 percent of Allimand S.A., which, as of December 31, 2003, had an equity value of approximately €5 million; 48.3 percent of Valmet-Xian Paper Machinery Co. Ltd., which had an equity value of approximately €5 million; and 50.0 percent of Shanghai Neles-Jamesbury Valve Co. Ltd., which had an equity value of approximately €3 million.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis by management concerning the financial condition and the results of operations of Metso should be read together with the consolidated financial statements included in this annual report. Our consolidated financial statements have been prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net income and shareholders’ equity reported under Finnish GAAP to the amounts determined under U.S. GAAP, and a discussion of the principal differences between Finnish and U.S. GAAP are set out in Note 32 to our consolidated financial statements, included elsewhere in this annual report.

Business Environment and Trend Information

Our main customer industries are pulp and paper, construction and mining as well as power and process industries. Certain important trends apply to these industries, which have an effect on our operations as well. Business driven by the installed base of machinery and equipment is growing especially in Europe and North America, where our customers are focusing more on efficiency improvements for their existing processes rather than investing on new machinery or equipment. Demand for new machinery and equipment focuses on areas with strong economic growth and/or good availability of raw materials required, which supports demand for pulp and paper as well as rock and minerals processing investments. Such areas include China and South America. Accordingly, we have adapted our own organization by cutting new machine resources and strengthened aftermarket resources in Europe and North America, while we have increased our new machine resources in the growing markets of Asia and South America. Furthermore, the investment activity in our main customer industries has been below average for the past few years, reflecting the challenging situation in the end-markets. The challenging business environment has required, and will continue to require, that we continue to streamline our cost structure and strengthen our competitiveness.

Within the paper industry, new papermaking capacity has mostly been built in Asia during the past few years. In the end of the 1990s, demand was most active in South East Asia, but has since shifted to China. The demand in the Chinese market is increasingly for high-grade paper products, which has increased the investments of Metso Paper’s customers in high-speed and high-quality machinery and equipment. Provided that the strong economic growth in China continues, we expect continued strong investment activity in China by our customers in the paper industry. South American customers have in the recent years been active in investing in new chemical pulping capacity due to the good availability of fast growing wood resources, such as eucalyptus, in the region. Management expects this competitive advantage to continue to support demand for pulp equipment in South America during the next years as well. Our customers in the European pulp and paper industry have in the past few years invested in new capacity to some extent, although they have mainly focused on machine rebuilds and process improvements. As demand for paper products in Europe is not expected to increase significantly, the current investment level could continue for a few years. In North America, investment activity in the pulp and paper industry has been low. Especially in the United States, there have been very few new investments since the 1990s and the demand is focused on smaller rebuilds and aftermarket activities.

The share of Metso Minerals’ net sales originating from Europe and North America has decreased from 2001 to 2003. Although the major aggregates producers come from these areas, the growth in demand for aggregates is moderate, and aggregates are used mainly to maintain existing infrastructure. In developing countries, such as China, construction is supported by the economic growth and is increasing strongly. Also, large multi-year government programs aimed to improve the infrastructure in these countries increase the demand for aggregates and investments in new production machines and equipment provided by Metso Minerals. The focus in mining operations has moved to the Southern Hemisphere. In recent years, the demand for new mining equipment has increased in South America, Southern Africa, and Australia, while the emphasis in mining operations in the Northern Hemisphere has been on aftermarket and service operations. Many countries in the Southern Hemisphere have significant metal deposits attracting new investment. Metals prices and the supply-demand balance are important indicators for the mining industry as well as for their suppliers. The markets for metal processing equipment have been growing in Asia, Eastern Europe and South America, where economic growth has also been increasing the consumption and production of steel. In Western Europe and North America, the industry has mainly focused on rebuilding metal processing plants and process renewals, and the recycling of steel and other metals has increased at a fast rate also for environmental reasons.

Over one-half of Metso Automation’s sales are derived from the pulp and paper industry, and the apparent trends in that industry affect the business environment of Metso Automation. The application of automation in industrial processes has been increasing slowly for a few years. Management expects the growth rate to accelerate in the future inasmuch as many process industries have systems that are obsolete by today’s standards, and inasmuch as newer technology enables developing solutions that improve the efficiency of equipment and processes. Automation is increasingly embedded in machines and equipment, and more fully integrated in the overall information systems of mills and processes.

Business environment in 2003

The year 2003 continued to characterized by the uncertainty in the global economy. Economic growth was weak in Europe and North America. However, in Asia, and particularly in China, economic growth continued to be strong and was reflected in lively investment activity. In the last quarter of 2003, the North American economy showed signs of recovery. The weakening of the U.S. dollar against the euro throughout the year 2003 was clearly reflected in our operating environment. It reduced the competitiveness of our products made in Europe, and the value of our sales and earnings in the United States was lower when converted into the euro, our reporting currency.

Metso Paper’s market situation was satisfactory as a whole, but customers’ willingness to commit to new pulp or paper machine investments continued to be at a low level in Europe and North America. This lack of willingness was a result of low paper prices. Printing paper prices declined in Europe in the first half of 2003, and leveled off during the second half of 2003. In North America, the prices of newsprint and magazine paper strengthened slightly in the second half of 2003, but fine paper prices declined significantly. The SARS epidemic temporarily weakened the market situation in China, mainly during the second quarter of 2003, but, in the second half of the year, demand recovered to the good level of the first months of 2003, when the continued strong economic growth increased demand for paper. Paper consumption per capita in China continues to be very low compared to Europe or North America, which makes China an interesting market for both Chinese as well as global pulp and paper companies.

The construction industry, which represents the most significant of Metso Minerals’ customer industry, was also affected by the global economic uncertainty. Demand in Europe weakened during 2003 and remained at the low level experienced in North America already in 2002. However, there were signs of an improvement in the U.S. market in the last quarter of 2003. In China, demand remained good in 2003. The economic growth is supporting infrastructure investments, for which our products are used. The mining industry represents approximately one-third of Metso Minerals’ sales. The prices of the most common base metals rose steadily throughout 2003 and, towards the end of 2003, the number of mining project inquiries increased in South America, South Africa and Australia. However, we did not yet receive any big mining project orders during 2003. The prices of recycled metal rose significantly during 2003, which supports the customers of Metso Minerals’ Recycling business line.

The demand for Metso Automation’s products remained at the low level of 2002 in North America. In Europe, the investments of Metso Automation’s customer industries were also at a low level. In China, demand for Metso Automation’s products was good. Generally in 2003, demand in the power and process industry was stronger than in 2002, whereas demand in the pulp and paper industry was weaker.

Summary on business environment in 2002

In 2002, uncertainty in the global economy was reflected in our market environment and product demand throughout the year, especially in the important U.S. and German markets, where investment activity of our customer industries was low. On the other hand, the development in the Chinese market was positive. The strong economic growth supported demand for our products. Generally, the demand for aftermarket related activities was good, and they accounted for 33 percent of our net sales compared with 27 percent in the previous year. Our order backlog at the end of the year was ten percent lower than at the end of 2001. The market for Metso Paper was satisfactory. Major paper machine projects were ongoing mainly in Canada, China and Europe. The U.S. markets remained slow throughout the year with rebuilds pending mainly in Europe. The demand for Metso Paper’s aftermarket offering was good. The demand for Metso Minerals’ products supplied to the construction industry was good in Europe, except for Germany. In the U.S. markets, on the other hand, the demand continued weak. The demand for mining industry products was modest. The demand for Metso Minerals’ aftermarket offering was good. The demand for Metso Automation’s products was satisfactory except for the United States, where the market was weak the entire year.

Summary on business environment in 2001

In 2001, there was a clear slowdown in the global economic activity. This was indicated by the lower value of new orders we received, which was down by 11 percent on the previous year. The demand for our products was at a good level in the first half of 2001. During the second half demand was weaker due to increasing uncertainty in our principal markets in Europe and North America. However, orders received remained at a satisfactory level. The demand for Metso Paper’s products was satisfactory. The orders for new paper machine lines were received mainly from China and Europe. The demand in North America weakened, and was mainly focused on rebuilds of paper and pulp lines and on service. In general, the demand for aftermarket operations remained good. For Metso Minerals, the demand in the civil engineering industry in 2001 was relatively good in Europe, except for Germany, but weakened clearly in North America. In the mining industry, the demand was quiet in North America, but remained at previous year’s level in the Southern Hemisphere. For Metso Automation, the demand was good to satisfactory in Europe. There was a clear weakening of demand in North America. However, demand was strong in China and Brazil.

Recent Developments

The most significant development since the formation of Metso through the merger of Valmet and Rauma was our decision to create another globally leading player in rock and minerals processing, alongside our similar position in the pulp and paper industry. Metso Minerals became a business area similar in size to Metso Paper through the acquisition of Svedala. Since the Svedala acquisition, in order to reduce the debt that resulted from this acquisition, we have divested several non-core businesses that came into our possession with the acquisition as well as other existing businesses that were not considered integral parts of Metso. Only limited small acquisitions have been done in the past couple of years to strengthen Metso Paper’s aftermarket activities.

Recent Acquisitions

Acquisition of Svedala

In September 2001, our Metso Minerals business area was strengthened by the acquisition of Svedala, a global supplier of products and services for the rock and mineral processing industry based in Sweden. A public offer to acquire all the shares in Svedala was made in June 2000. The competition authorities of the European Union and the United States examined the effects of the acquisition and, in September 2001, gave their clearance under certain conditions. The acquisition was then completed on September 14, 2001. The cost of acquiring the shares of Svedala was €943 million. The acquisition price for Svedala including debt assumed was €1,371 million. The acquisition was financed with cash assets and a syndicated bank loan.

The approvals from the U.S. Federal Trade Commission (the “FTC”) and the EU Commission (the “European Commission”) were subject to certain conditions. To address the concerns of the FTC, we divested our grinding mills operations, which had annual net sales of approximately €25 million and approximately 30 employees. The grinding mills operations, which comprised rod and ball mills, semiautogenous and autogenous mills, were sold to Outokumpu Mintec Oy on September 20, 2001. Furthermore, to address the concerns of the FTC, and to fulfill the conditions for the approval of the European Commission, we divested certain parts of Svedala’s crushing and screening operations, including jaw crushers, cone crushers, horizontal shaft impact crushers, certain screens, feeders and conveyors as well as Nordberg primary gyratory product ranges and related aftermarket capabilities. These crushing and screening operations had net sales of approximately €150 million for the year 2000 and approximately 900 employees. The operations were sold to Sandvik AB, a Swedish industrial group, on October 1, 2001.

Svedala had annual net sales of €1.7 billion for the year ended December 31, 2000. Upon consummation of the acquisition, we combined Svedala with our Metso Minerals business area. Svedala was a global manufacturer of equipment and systems for the construction, mining and mineral processing industries, producing a wide range of products such as crushing and screening equipment, grinding mills, pelletising plants, conveyors, compactors and asphalt pavers. A substantial portion of the total sales consisted of aftermarket operations, including spare and wear parts as well as maintenance. The Svedala acquisition made us a global market leader in rock and mineral processing systems.

The estimated annual synergy benefits from the acquisition, initially estimated to amount to €70 million and raised in 2002 to a target of €90 million, did not materialize in full. This was due to the positive effects of the integration in 2002 and 2003 being offset by the negative effect of exchange rate changes and the weak market situation. The total nonrecurring restructuring expenses arising from the acquisition amounted to €72 million (€90 million net of tax benefits of €18 million). As part of the integration process, 12 production plants, mostly in the United States, were closed down or sold. In addition, approximately 70 distribution and service units were closed. Metso Minerals also divested or closed four non-core businesses; Svedala Robot B.V., Kranlyft Ab, Interconsult i Falkenberg Ab and Oy Rolac Ab. The combined net sales of these four units totaled €79 million in 2001.

Other Acquisitions

In 2003, we did not make any material acquisitions.

In September 2002, Metso Paper became the sole owner of Scandinavian Mill Service Oy by acquiring YIT Installaatiot Oy’s shareholding of Scandinavian Mill Service. Before the acquisition, our holding was 49 percent. Scandinavian Mill Service specialized in the paper industry service and maintenance operations. The acquisition was part of the development of our life cycle business.

Recent Divestitures

In January 2004, we sold the Converting business to Bobst S.A. of Switzerland. Converting had sales of €183 million in 2003 and approximately 800 employees. The sale price was approximately €75 million.

In September 2003, we sold CPS Electronics Inc., a subsidiary of Metso Automation, to Scanfil Plc of Finland. CPS Electronics is a contract manufacturer of electronics, specializing in small and medium-sized series production. The number of employees totaled approximately 130.

In February 2003, we sold the Network Management Solutions companies (“NMS”), part of the Metso Automation business area, to Telvent of Spain. NMS provides SCADA and information management solutions. NMS employed over 400 people and had annual net sales of approximately €59 million in 2002.

In January 2003, we sold our hydraulic power transmission unit, Metso Hydraulics, which was part of the Metso Ventures business area to Sampo-Rosenlew Oy. Metso Hydraulics net sales in 2001 totaled €18 million and it employed 120 people.

In December 2002, we finalized the divestment of Hodge Foundry in Greenville, Pennsylvania to a group of investors including the local management. The foundry employs 90 persons and had net sales of U.S.$10 million in 2002.

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

Efficiency Improvement Program of 2003

In 2003, our board of directors adopted an efficiency improvement program designed to cut fixed costs. We aim to achieve annual cost savings of more than €100 million as a result of the program. Related to the efficiency improvement program, expenses of €103 million were recognized for the year ended December 31, 2003.

In Metso Paper, the annual cost savings target through the efficiency improvement program is almost €40 million. To match its target, the organization of Metso Paper will be streamlined and Metso Paper’s workforce is scheduled to be reduced by approximately 630 employees in Finland, Sweden, Italy and North America by mid-2004. In addition, as a result of an ongoing review regarding the outsourcing of in-house manufacturing capacity in Finland affecting approximately 350 employees, Metso Paper has signed letters of intent to sell two manufacturing units in Finland. The efficiency improvement program expenses recognized in Metso Paper amounted to €36 million for 2003.

In Metso Minerals, the annual cost savings target through the efficiency improvement program is just over €50 million. Operational efficiency will be improved through the reduction of personnel at the Tampere crusher plant in Finland, the Mâcon plant in France and at Metso Minerals’ headquarters. As part of the program, we plan to close down the production plant for mining crushers in Milwaukee, Wisconsin, a plant for mining industry process equipment and pumps in Colorado Springs, Colorado and a plant for mining and crushing screens in Ketsch, Germany during 2004. As a result of these arrangements, Metso Minerals’ workforce is expected to be reduced by approximately 350 employees. Metso Minerals will also adjust its wear protection business to correspond with demand in its two units operating in Sweden and further measures will also be taken to adjust the resources of the global sales and service network to reflect the market situation. As a result of these arrangements, Metso Minerals expects to further reduce its workforce by approximately 250 to 320 employees. The efficiency improvement program expenses recognized in Metso Minerals amounted to €55 million for 2003.

In Metso Automation, the annual cost savings target through the efficiency improvement program is €10 million. To match its target, Metso Automation’s organization has been streamlined and, by mid-2004, its workforce is expected to be reduced by a total of approximately 140 employees in Finland and North America and in the global sales network. As part of the program, Metso Automation also divested CPS Electronics Inc., a contract manufacturer of electronics, in September 2003. The efficiency improvement program expenses recognized in Metso Automation amounted to €7 million for 2003.

In Metso Ventures, the annual cost savings target through the efficiency improvement program is €5 million. As part of the program, two Metso Panelboard units in Germany were combined. The efficiency improvement program expenses recognized in Metso Ventures amounted to €4 million for 2003.

Minor personnel reductions were also made at corporate headquarters and €1 million was recognized as an expense for the efficiency improvement program within corporate headquarters. Of the €103 million in expenses recognized in connection with the efficiency improvement program for the year ended December 31, 2003, €18 million was paid in 2003 and €8 million related to write-downs of fixed assets and inventory. The remaining €77 million was booked as accrued liabilities on our balance sheet as of December 31, 2003. This balance at the year-end included €17 million in reserves related to fixed assets and inventory.

Goodwill impairment

Due to the continued demanding market situation in rock and minerals processing and exchange rate movements that were unfavorable to Metso Minerals, an impairment charge of €205 million related to goodwill was recorded in Metso Minerals in 2003. This goodwill impairment had no cash flow effect. The impairment will decrease our annual amortization of goodwill by approximately €10 million in 2004.

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

In some instances, accounting policies followed in accordance with U.S. GAAP (as reported in Note 32 to the financial statements) differ from those policies followed in accordance with Finnish GAAP. Where the difference in accounting policy is material and contains significant critical estimates, we have included a separate discussion of those policies below.

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

We believe that the accounting estimate related to the establishment of a reserve for credit losses is a critical accounting estimate because:

(1) the evaluation is inherently judgmental, and requires the use of significant assumptions about expected customer default amounts that may be susceptible to significant change; and

(2) changes in the estimates regarding the allowance for bad debts could have a significant impact on our financial statements.

Allowance for Slow-Moving and Obsolete Inventory

Our policy is to maintain an allowance for slow moving and obsolete inventory based on our best estimate of such amounts at the balance sheet date. We base our estimate on a systematic, on-going review and evaluation of inventory balances. As part of this evaluation, we also consider the average age of the inventory as compared to anticipated necessary levels for future periods. We believe that the accounting estimate related to the establishment for inventory obsolescence reserves is a critical accounting estimate because:

(1) the evaluation is inherently judgmental and requires the use of significant assumptions about the expected future sales composition, which may be susceptible to significant change; and

(2) changes in the estimates regarding the allowance for inventory obsolescence could have a material impact on our financial statements.

Revenue Recognition

We deliver complete installations to our customers, where the moment of signing a sales contract (firm commitment) and the final reception of a delivery by the customer can take place in different financial periods. In accordance with our accounting principles, we apply the percentage of completion method (“POC method”) for recognition of such long-term delivery contracts. In year 2003, approximately 26 percent of our net sales were recognized under the POC method, which is based on predetermined milestones and where the revenue is recognized based on the estimated realized value added or on the cost-to-cost method. We use the POC method since reasonably dependable estimates of the revenue and costs applicable to a contract can be established. A projected loss on a firm commitment is recognized in income, when a contract becomes binding to us. The estimated revenue, the costs and profit, including the planned delivery schedule, of the projects are subject to regular revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Although we have significant experience using the POC method, the total costs estimated to be incurred on projects may change over time due to changes in the underlying project costs structures, which may ultimately affect the revenue recognized. As the reliability of cost estimates is based on our experience in manufacturing and delivering paper machines, pulp making lines and complete crushing installations, we do not apply the POC method for sales where we consider that the final outcome of the project and related costs cannot be pre-established reliably. Completed contract method may also be preferred to POC method when we consider there to be an external risk factor, for example the country of destination.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions and countries in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and cost reserves, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we include an expense in the tax reserve in the income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded. We have recorded net deferred tax assets of €123 million as of December 31, 2003, net of a valuation allowance of €114 million as of December 31, 2003, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of operating losses carried forward for certain foreign subsidiaries before expiration and the final outcome of tax audits in some subsidiaries. The valuation allowance is based on our estimates of taxable income by country in which we operate, and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which we do not expect to have a material impact our financial condition and results of operations.

Allocation of Excess Purchase Price to Acquired Assets

In accordance with our accounting principles, we have allocated excess purchase price to acquired long-lived tangible and intangible assets and liabilities. Whenever feasible, we have used as a basis for such allocations the readily available market values to determine the fair value basis. However, when this has not been possible, as often is the case with long-lived intangible assets and certain assets with no active markets or available price quotations, the valuation has been based on past performance of such asset and its intended future use in our business. The appraisals, which have been based on current replacement costs, discounted cash flows and estimated selling prices depending on the underlying asset, require management to make estimates and assumptions of the future use of these assets and their impact on our financial position. Any change in our future business priorities and orientations may affect the planned outcome of initial appraisals.

Valuation of Long-Lived Assets and Intangible Assets and Goodwill

We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Triggering events for impairment reviews include the following:

•	material permanent deterioration in the economic or political environment of our customers or our own activity;

•	significant under-performance relative to expected historical or projected future performance; and

•	significant changes in our strategic orientations affecting our business plans and previous investment policies.

Our accounting policy related to the annual impairment test for goodwill and other indefinite-lived intangibles is based on numerous estimates. We believe that the accounting estimates related to the recoverability of the carrying value of goodwill and intangible assets are critical accounting estimates because:

(1) The valuation is inherently judgmental and highly susceptible to change from period to period because it requires us to make assumptions about future supply and demand related to our individual business units, future sales prices and what cost savings will be achievable;

(2) The value of the benefits and savings that we expect to realize as a result of the efficiency improvement program are inherently subjective; (3) We determine the fair value of the reporting units using a weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market, if incremental borrowings are necessary; and

(4) The impact of an impairment charge could be material to our financial statements.

If we fail to meet our forecasted sales levels, fail to achieve our anticipated cost reductions, or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting units may be adversely affected, resulting in impairment charges.

As of September 30, 2003, upon completion of the annual impairment assessment, based on approved updated forecasted plans, we recognized an impairment loss of €205 million related to the Metso Minerals business area.

U.S. GAAP

Under U.S. GAAP, we have a significant amount of goodwill and brand names related to acquisitions in prior years that, in accordance with SFAS 142, are no longer being amortized. The goodwill is tested in a two-step process. The first step is performed annually or as necessary based on the criteria and using the same methodology discussed above under Finnish GAAP. The second step requires us to allocate the excess of the fair value determined in Step 1 to the assets and liabilities of the reporting unit being tested. In order to complete this step, we must make estimates regarding the valuation of our assets and liabilities. These estimates may not reflect the eventual value recognized related to these items. The estimates are based upon assumptions about replacement cost of specific items, our intended use for our assets and, in the case of intangible assets, detailed calculations to estimate the fair value of such assets. These calculations include significant estimates made by management including the same estimates as described above regarding the valuation process for goodwill. As of December 31, 2003, under U.S. GAAP we had €561 million of goodwill remaining after recording an impairment of €206 million relating to Metso Minerals businesses. In addition, an impairment charge on brand names amounting to €13 million was recognized in 2003. Changes to these underlying assumptions could have resulted in a significantly different amount of impairment recorded for U.S. GAAP.

Reserve for Warranty Costs

Our warranty reserve is based on the history of past warranty costs and claims for machines and equipment under warranty. The usual warranty period is 12 months from the date of customer acceptance of the delivered equipment. For larger projects, the average warranty period is two years. For sales involving new technology and long-term delivery contracts, additional warranty reserves can be established on a case by case basis to take into account the potentially increased risk. While we believe that our warranty reserve is adequate and that the judgment applied is conservative, the amounts estimated to become due and payable could differ materially from what will actually transpire in the future. Actual costs of claims incurred or the number of claims incurred could significantly differ from the amounts assumed to estimate this reserve.

Restructuring Costs

At times, we record restructuring provisions as a result of programs that are implemented throughout our operations. These provisions are recorded in order for us to summarize the impacts of the programs and separate these costs from our recurring operations. When the decisions are made to undertake restructuring activities, management develops a formal plan and presents this to the board of directors for approval. Once the plan is approved, management raises a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the plan, or are the result of a continuing contractual obligation with no continuing economic benefit to us, or a penalty incurred to cancel the contractual obligation. These costs are estimated based on numerous significant assumptions including, but not limited to, the following assumptions:

(1) Estimated number of employees to be terminated in order to carry out management’s plans;

(2) Estimated level of reduction of production capacity based on projected future production levels;

(3) Approximate termination costs for specific contracts, leases, etc.; and

(4) Estimated write-downs of asset values based on revised future cash flow projections.

We believe that the calculation of the amount recorded as a restructuring cost is a critical accounting policy because:

•	Although management has devised a formal plan, the plan has not yet been fully implemented at the time the expense is recorded. There could be significant changes to the plan and associated costs upon completion of the measures included in the plan.

•	The estimated reduction in capacity for specific manufacturing plants is based on management’s anticipated future levels of production based on estimated future order intake. Final outcome could differ from projected amounts due to changes in the overall market conditions.

•	Estimated write-downs of asset values are based on calculations that are inherently subjective. These calculations include assumptions of future cash flows to be generated from the assets, estimated growth rates and estimated discount rate of the future cash flows, as well as an overall assurance regarding the intended use of these assets.

Under U.S. GAAP, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred, and can be measured at fair value. These costs include, but are not limited to, one-time benefits provided to current employees who are involuntary terminated and costs to terminate contracts that are not capital leases. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period.

Pensions

In accordance with U.S. GAAP, we determine our pension benefit expense based on assumptions that include the following:

(1) a weighted average expected return on plan assets. Actual return on plan assets may differ significantly based on market activity.

(2) an assumed discount rate to be used in the calculation of the current year pension expense and pension liability balance. This rate may not be indicative of actual rates realized in the market.

(3) estimated rates of future pay increases. Actual increases may not reflect actual future increases. Based on the significant change in the Company’s structure and the uncertainty of the global market place, these estimates are difficult to project.

The actuarial experience that differs from our assumptions and changes in our assumptions can result in gains and losses that are not yet recognized in our consolidated financial statements. We recognize amortization of any unrecognized gain or loss as a component of our pension expense if, as of the beginning of the year, such unrealized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan’s assets. In such case, the amount of amortization expense we recognize is the resulting excess, divided by the average remaining service period of active employees expected to receive benefits under such plan. Pension benefit expense was €38 million in 2003 and €42 million in 2002. It is based on the expected return on plan assets of 7.9 percent for 2003 and 8.0 percent for 2002. A one percent increase in the expected return on plan assets would have reduced pension benefit expense by approximately €1.6 million, and a one percent decrease in the expected return on plan assets would have increased pension benefit expense by approximately €1.6 million for the year ended December 31, 2003.

Results of Operations

In January 2001, we restructured our internal organization in a manner that caused the components of our reportable segments to change. As a result of this restructuring, our reportable segments are currently Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. In March 2002, Metso Panelboard, comprising our panelboard operations, which were carried out through Metso Paper, was transferred to Metso Ventures. In October 2003, we transferred the foundry operations of Metso Paper and Metso Minerals into Metso Ventures. The financial information discussed below reflects the above-mentioned restructurings. In January 2004, we sold the Converting business, previously part of Metso Paper, which is in this annual report still reported separately under Discontinued Operations. See “Item 4. Information on the Company—Corporate Structure” for a more detailed description of our corporate restructuring.

The table below sets forth our net sales by business area for the three most recent years in accordance with Finnish GAAP:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Metso Paper	2,180	1,778	1,651

Metso Minerals	900	1,804	1,637

Metso Automation	693	622	531

Metso Ventures	554	446	370

Intra Metso Net Sales	(160)	(119)	(122)

Continuing Operations	4,167	4,531	4,067

Discontinued Operations Converting Equipment	176	160	183

Metso Total	4,343	4,691	4,250

The table below sets forth our operating profit (loss) by business area for the three most recent years in accordance with Finnish GAAP:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Metso Paper	165	115	25

Metso Minerals	12	50	(235)

Metso Automation	17	16	28

Metso Ventures	33	20	(9)

Corporate Headquarters and other	16	(25)	(34)

Continuing Operations	243	176	(225)

Discontinued Operations Converting Equipment	3	(9)	(4)

Metso Total	246	167	(229)

Results of Operations for the Year Ended December 31, 2003, compared to the Year Ended December 31, 2002

Net Sales for Continuing Operations

The Group. In 2003, our total consolidated net sales were €4,250 million, compared to net sales of €4,691 million in 2002, representing a decrease of €441 million, or 9.4 percent. Metso Paper accounted for 38 percent, Metso Minerals 37 percent, Metso Automation 12 percent and Metso Ventures nine percent of our net sales. Converting accounted for four percent of our net sales. In 2003, 88 percent of our net sales or €3,724 million were derived from exports and international operations, compared to 92 percent or €4,320 million in 2002. Our order intake in 2003 amounted to €4,256 million, representing a decrease of €390 million, or 8.4 percent, from €4,646 million in 2002. Our order backlog as of December 31, 2003 was €1,505 million, representing a decrease of €84 million, or 5.3 percent, from €1,589 million as of December 31, 2002.

Metso Paper. In 2003, net sales of Metso Paper were €1,651 million, compared to net sales of €1,778 million in 2002, representing a decrease of €127 million, or 7.1 percent. The decline was due to the unfavorable market situation, which affected the sales volume. Aftermarket activities accounted for 34 percent of Metso Paper’s net sales in 2003, compared to 28 percent in 2002. The increase was mainly due to the redefined scope of aftermarket in 2003. The figure now also includes process improvements. Metso Paper’s order intake in 2003 amounted to €1,710 million, representing an increase of €99 million, or 6.1 percent, over €1,611 million in 2002. The increase reflects the good order intake in China. Metso Paper’s order backlog as of December 31, 2003 amounted to €784 million, representing an increase of €49 million, or 6.7 percent, over €735 million as of December 31, 2002.

Metso Minerals. In 2003, net sales of Metso Minerals were €1,637 million, compared to net sales of €1,804 million in 2002, representing a decrease of €167 million, or 9.3 percent. The decline was primarily due to weak demand in the North American markets and the lack of big mining projects. Also exchange rate changes, mainly the weakening U.S. dollar had a negative impact on Metso Minerals business. Aftermarket activities accounted for 44 percent of Metso Minerals’ net sales in 2003, compared to 42 percent in 2002. Metso Minerals’ order intake in 2003 amounted to €1,594 million, representing a decrease of €254 million, or 13.7 percent, from €1,848 million in 2002. Metso Minerals’ order backlog as of December 31, 2003 amounted to €397 million, representing a decrease of €71 million, or 15.2 percent, from €468 million as of December 31, 2002.

Metso Automation. In 2003, net sales of Metso Automation were €531 million, compared to net sales of €622 million in 2002, representing a decrease of €91 million, or 14.6 percent. The decrease was largely due to the divestitures of Network Management Solutions and CPS Electronics that were completed during 2003. Aftermarket activities accounted for 25 percent of Metso Automation’s net sales in 2003, compared to 23 percent in 2002. Metso Automation’s order intake in 2003 amounted to €531 million, representing a decrease of €112 million, or 17.4 percent, from €643 million in 2002. Metso Automation’s order backlog as of December 31, 2003 amounted to €145 million, representing a decrease of €40 million, or 21.6 percent, from €185 million as of December 31, 2002. The decrease in order backlog was due to the two divestitures. Excluding the order backlog of the divested companies as of December 31, 2002, Metso Automation’s order backlog as of December 31, 2003 was approximately at the same level as the order backlog as of December 31, 2002.

Metso Ventures. In 2003, net sales of Metso Ventures were €370 million, compared to net sales of €446 million in 2002, representing a decrease of €76 million, or 17.0 percent. The decrease was due to the lower volumes in both Metso Drives and Valmet Automotive. Metso Drives’ volume decrease was due to the divestment of Metso Hydraulics that was completed in January 2003 and, more importantly, the low wind turbine gear deliveries in the first half of 2003. Valmet Automotive’s sales decreased in 2003 as the manufacture of Saab cars ceased at the beginning of May 2003, and the manufacturing of Porsche cars decreased in 2003 from the level of 2002. Sales of Metso Panelboard increased significantly in 2003 from the level of 2002 due to the positive development of sales in Asia. Sales of Foundries in 2003 were almost at the 2002 level. Metso Ventures’ order intake in 2003 amounted to €398 million, representing a decrease of €70 million, or 15.0 percent, from €468 million in 2002. Metso Ventures’ order backlog amounted to €175 million as of December 31, 2003, representing an increase of €21 million, or 13.6 percent, over €154 million as of December 31, 2002.

Net Sales for Discontinued Operations

Discontinued Operations. In 2003, net sales of Converting were €183 million, compared to net sales of €160 million in 2002, representing an increase of €23 million, or 14.4 percent. Converting’s order intake amounted to €144 million in 2003, representing a decrease of €52 million, or 26.5 percent, from €196 million in 2002. Converting’s order backlog amounted to €59 million as of December 31, 2003, representing a decrease of €43 million, or 42.2 percent, from €102 million as of December 31, 2002.

Operating Profit/(Loss) for Continuing Operations

The Group. In 2003, our consolidated operating loss was €229 million, compared to an operating profit of €167 million in 2002, representing a decrease of €396 million. The operating loss included goodwill impairment of €205 million in Metso Minerals. It also included €103 million in restructuring expenses related to the efficiency improvement program. Other factors negatively affecting the operating performance were the lower sales volume, the strengthening of the euro, the lower margins in Metso Paper’s large projects in 2003 compared to 2002, and the continued tight competition related to Metso Minerals’ crushing and screening equipment market. In 2003, cost of goods sold amounted to €3,211 million (€3,425 million in 2002), which represented 75.6 percent of net sales in 2003, up from 73.0 percent in 2002. Our operating margin decreased to negative 5.4 percent in 2003 from positive 3.6 percent in 2002. The operating loss included net nonrecurring expenses of €106 million, which included €15 million in income from divestitures and sales of shares, €103 million in restructuring expenses related to the efficiency improvement program, and €18 million in other nonrecurring expenses. Furthermore, the operating loss included a goodwill impairment of €205 million made in Metso Minerals.

Metso Paper. In 2003, the operating profit of Metso Paper was €25 million, compared to an operating profit of €115 million in 2002, representing a decrease of €90 million, or 78.3 percent. Metso Paper’s operating margin decreased to 1.5 percent in 2003 from 6.5 percent in 2002. Profitability was weakened by lower margins in large projects compared to 2002, under-utilization of production capacity and the strengthening of the euro. The operating profit also includes €36 million of nonrecurring expenses due to the efficiency improvement program.

Metso Minerals. In 2003, the operating loss of Metso Minerals was €235 million, compared to an operating profit of €50 million in 2002, representing a decrease of €285 million. Metso Minerals’ operating margin decreased to negative 14.3 percent in 2003 from positive 2.7 percent in 2002. The operating loss included goodwill impairment of €205 million due to the continued weak market situation in rock and minerals processing and unfavorable exchange rate movements. The positive effects of the integration of Svedala into Metso Minerals were offset by the effect of exchange rate changes and the weak market situation. In addition, profitability was weakened by the strengthening of the euro and the weak market situation in crushing and screening, as well as in minerals processing. The operating loss included nonrecurring expenses of €66 million of which €55 million relates to the efficiency improvement program.

Metso Automation. In 2003, the operating profit of Metso Automation was €28 million, compared to an operating profit of €16 million in 2002, representing an increase of €12 million, or 75.0 percent. Metso Automation’s operating margin increased to 5.3 percent in 2003 from 2.6 percent in 2002. This improvement was due to the measures taken to streamline the cost structure in 2002 and 2003. During 2003, process automation systems and the North American operations improved their profitability. The operating profit included nonrecurring income of €11 million from divestitures of Network Management Solutions in February 2003, and CPS Electronics in September 2003, and nonrecurring expenses of €7 million from costs related to the efficiency improvement program.

Metso Ventures. In 2003, the operating loss of Metso Ventures was €9 million, compared to an operating profit of €20 million in 2002, representing a decrease of €29 million. Metso Ventures’ operating margin decreased to negative 2.4 percent in 2003 from positive 4.5 percent in 2002. Metso Panelboard improved its performance from 2002 but, due to the nonrecurring costs of €4 million related to the combining of two units in Germany as part of the corporate-wide efficiency improvement program, the year 2003 resulted in a loss. Metso Drives made an operating profit in 2003 but the operating profit was clearly lower than the operating profit in 2002 due to the low volumes in early 2003 and the launching cost of new products. Foundries were at a break-even level in 2003. Valmet Automotive made an operating loss in 2003, a significant weakening from 2002, due to over 50 percent decrease in car delivery volumes as well as a €4 million reserve for possible additional costs in 2004 due to the difficult employment situation. Approximately one-half of Valmet Automotive’s personnel were laid off after the Saab manufacture ended in May 2003.

Operating Loss for Discontinued Operations

Discontinued Operations. In 2003, the operating loss of Converting was €4 million compared to the operating loss of €9 million in 2002. Converting’s operating margin was negative 2.2 percent in 2003, a slight improvement from negative 5.6 percent in 2002.

Income/(Loss) before Extraordinary Items and Income Taxes

In 2003, our loss before extraordinary items and income taxes was €303 million, compared to an income before extraordinary items and income taxes of €93 million in 2002. There were no extraordinary items in 2003 and 2002.

Financial income for 2003 was €8 million, compared to €17 million for 2002, representing a decrease of €9 million. Financial expense for 2003 was €82 million compared to €91 million in 2002, representing a decrease of €9 million.

Our net interest bearing liabilities were slightly down at €1,109 million as of December 31, 2003, compared to €1,118 million as of December 31, 2002.

Net Income/(Loss) and Earnings per Share

Income Taxes. Income tax benefits were €44 million in 2003, compared to income tax expenses of €26 million in 2002. This was due to the booking of a €51 million tax benefit related to the goodwill impairment in Metso Minerals. Most of the €205 million goodwill impairment (i.e., €175 million) was accepted as tax-deductible, and the corresponding tax benefit of €51 million reduced the effect of the impairment on the net result.

Net Loss. In 2003, we had a net loss of €258 million, compared to a net income of €65 million in 2002. In 2003, we had a loss per share of €1.89, compared to earnings per share of €0.48 in 2002.

Results of Operations for the Year Ended December 31, 2002, compared to the Year Ended December 31, 2001

Net Sales for Continuing Operations

The Group. In 2002, our total consolidated net sales were €4,691 million, compared to net sales of €4,343 million in 2001, representing an increase of €348 million, or 8.0 percent. The increase was due to the Svedala acquisition. Excluding the effect of the Svedala acquisition, our total consolidated net sales in 2002 were lower than in 2001. Metso Paper accounted for 37 percent, Metso Minerals 38 percent, Metso Automation 13 percent and Metso Ventures nine percent of our net sales. Converting accounted for three percent of net sales. In 2002, 92 percent of our net sales or €4,320 million were derived from exports and international operations, compared to 87 percent or €3,764 million in 2001. Our order intake in 2002 amounted to €4,646 million, representing an increase of €868 million, or 23.0 percent, over €3,778 million in 2001. This increase was also due to the acquisition of Svedala. Our order backlog as of December 31, 2002 was €1,589 million, representing a decrease of €183 million, or 10.3 percent, from €1,772 million as of December 31, 2001.

Metso Paper. In 2002, net sales of Metso Paper were €1,778 million, compared to net sales of €2,180 million in 2001, representing a decrease of €402 million, or 18.4 percent. The decrease was due to fewer deliveries of large paper making lines in 2002. Pulping technology deliveries increased slightly in 2002. Aftermarket operations accounted for 28 percent of Metso Paper’s net sales in 2002 compared to 26 percent in 2001. The majority of the decrease in net sales came from Finland and North America. In 2002, the demand was mainly for rebuilds, tissue and pulping lines. Metso Paper’s order intake in 2002 amounted to €1,611 million, representing a decrease of €95 million, or 5.6 percent, from €1,706 million in 2001. Metso Paper’s order backlog as of December 31, 2002 amounted to €735 million, representing a decrease of €214 million, or 22.6 percent, from €949 million as of December 31, 2001.

Metso Minerals. In 2002, net sales of Metso Minerals were €1,804 million, compared to net sales of €900 million in 2001, representing an increase of €904 million, or 100.4 percent. The increase was due to the Svedala acquisition in September 2001. Excluding the effect of the Svedala acquisition, Metso Minerals’ net sales were lower in 2002 than in 2001. Aftermarket operations accounted for 42 percent of Metso Minerals’

net sales in 2002 compared to 35 percent in 2001. Svedala had a higher portion of aftermarket operations than Metso Minerals prior to the acquisition, which explains the increase from 2001. Metso Minerals’ order intake in 2002 amounted to €1,848 million, representing an increase of €986 million, or 114.4 percent, over €862 million in 2001. Metso Minerals’ order backlog as of December 31, 2002 amounted to €468 million, representing a decrease of €23 million, or 4.7 percent, from €491 million as of December 31, 2001.

Metso Automation. In 2002, net sales of Metso Automation were €622 million, compared to net sales of €693 million in 2001, representing a decrease of €71 million, or 10.2 percent. The decrease was largely due to reduced deliveries of automation systems for the pulp and paper industry and tougher price competition. Metso Automation’s products retained their good position in its principal markets in Europe and North America and increased their position in China. Metso Automation’s order intake in 2002 amounted to €643 million, representing a decrease of €33 million, or 4.9 percent, from €676 million in 2001. The demand for Metso Automation’s products was satisfactory, except in the United States where the market was weak the entire year. Metso Automation’s order backlog as of December 31, 2002 amounted to €185 million, representing an increase of €3 million, or 1.6 percent, over €182 million as of December 31, 2001.

Metso Ventures. In 2002, net sales of Metso Ventures were €446 million, compared to net sales of €554 million in 2001, representing a decrease of €108 million, or 19.5 percent. The decrease was due to the significant decline in the sales of Metso Panelboard. The sales of Metso Drives and Valmet Automotive also decreased in 2002 compared to the level of 2001 whereas sales of Foundries increased slightly. Metso Ventures’ order intake in 2002 amounted to €468 million, representing a decrease of €28 million, or 5.6 percent, from €496 million in 2001. Metso Ventures’ order backlog amounted to €154 million as of December 31, 2002, representing an increase of €25 million, or 19.4 percent, over €129 million as of December 31, 2001. The increase was due to the strength of Metso Panelboard orders received in the second half of the year 2002.

Net Sales for Discontinued Operations

Discontinued Operations. In 2002, net sales of Converting were €160 million, compared to net sales of €176 million in 2001, representing a decrease of €16 million, or 9.1 percent. Converting’s order intake amounted to €196 million in 2002, representing an increase of €27 million, or 16.0 percent, over €169 million in 2001. Converting’s order backlog amounted to €102 million as of December 31, 2002, representing an increase of €30 million, or 41.7 percent, over €72 million as of December 31, 2001.

Operating Profit/(Loss) for Continuing Operations

The Group. In 2002, our consolidated operating profit was €167 million, compared to an operating profit of €246 million in 2001, representing a decrease of €79 million, or 32.1 percent. The decrease was due to the weakened market situation in Germany and the United States. In addition, the operating losses of Metso Panelboard and Converting as well as the extensive integration carried out in Metso Minerals weakened profitability. Cost of goods sold increased to €3,425 million in 2002 from €3,200 million in 2001 as a result of increased net sales, and decreased as a percentage of net sales to 73.0 percent in 2002 from 73.7 percent in 2001. Our operating margin decreased to 3.6 percent in 2002 from 5.7 percent in 2001.

Metso Paper. In 2002, the operating profit of Metso Paper was €115 million, compared to an operating profit of €165 million in 2001, representing a decrease of €50 million, or 30.3 percent. The decrease was primarily due to the small number of deliveries at the beginning of the year 2002 and under-utilization of production capacity. Metso Paper’s operating margin decreased to 6.5 percent in 2002 from 7.6 percent in 2001. The operating profit also included €6 million of restructuring costs related to actions taken in Sweden and the United States.

Metso Minerals. In 2002, the operating profit of Metso Minerals was €50 million, compared to an operating profit of €12 million in 2001, representing an increase of €38 million. The increase was due to the Svedala acquisition, offset by the effects of extensive integration carried out in Metso Minerals following the Svedala acquisition. Metso Minerals’ operating margin increased to 2.7 percent in 2002 from 1.4 percent in 2001. The operating profit included a €13 million restructuring cost due to the closing of the plants in Clintonville and Vespasiano, Brazil and the restructuring of the Milwaukee plant in Wisconsin.

Metso Automation. In 2002, the operating profit of Metso Automation was €16 million, compared to an operating profit of €17 million in 2001, representing a decrease of €1 million, or 5.9 percent. Metso Automation’s operating margin increased to 2.6 percent in 2002 from 2.5 percent in 2001. Profitability was weakened by tougher price competition and under-utilization of production capacity. The operating profit included €3 million in business restructuring costs from Finland and the United States, which reduced the number of Metso Automation’s personnel by approximately 400.

Metso Ventures. In 2002, the operating profit of Metso Ventures was €20 million, compared to an operating profit of €33 million in 2001, representing a decrease of €13 million, or 39.4 percent. The decrease was primarily due to lower profitability in Metso Panelboard and the additional nonrecurring expenses of €8 million taken in the business due to the restructuring. Metso Drives improved its operating profit in 2002 from the level of 2001 whereas operating profit was somewhat lower in Valmet Automotive. Foundries showed a slight increase in operating profit. Metso Ventures’ operating margin decreased to 4.5 percent in 2002 from 6.0 percent in 2001.

Operating Loss for Discontinued Operations

Discontinued Operations. In 2002, the operating loss of Converting was €9 million compared to the operating profit of €3 million in 2001. Converting’s operating margin decreased to negative 5.6 percent in 2002 from positive 1.7 percent in 2001.

Income before Extraordinary Items and Income Taxes

In 2002, our income before extraordinary items and income taxes was €93 million, compared to €222 million in 2001.

Financial income for 2002 was €17 million, compared to €41 million for 2001, representing a decrease of €24 million. Financial expense for 2002 was €91 million compared to €65 million in 2001, representing an increase of €26 million.

Our net interest bearing liabilities decreased to €1,118 million as of December 31, 2002, compared to €1,251 million as of December 31, 2001.

Extraordinary Items

Income and expenses arising from significant transactions considered outside the normal course of business were entered in extraordinary items. In 2002, there were no extraordinary items. In 2001, the extraordinary expenses of €8 million included an inventory adjustment in Metso Engineering’s German operations and restructuring adjustments in Metso Automation’s U.S. operations.

Net Income and Earnings per Share

Income Taxes. Income taxes amounted to €26 million in 2002, compared to income taxes of €72 million in 2001. In 2002, our effective tax rate was 28 percent compared to the effective tax rate of 32 percent in 2001. The tax rate was exceptionally low in 2002 because the accumulated losses of the Converting Equipment group became tax deductible already in 2002 when we signed a memorandum of understanding relating to its sale. On the other hand, the tax rate was raised by increased amortization of goodwill due to the Svedala acquisition.

Net Income. In 2002, we had net income of €65 million, compared to a net income of €141 million in 2001. In 2002, we had earnings per share of €0.48. In 2001, we had earnings per share, excluding the above mentioned extraordinary items, of €1.09.

Principal Differences between Finnish GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Finnish GAAP.

Our net loss in 2003 under Finnish GAAP was €258 million, compared to net income of €65 million in 2002 and net income of €141 million in 2001. Under U.S. GAAP, Metso would have reported net loss of €245 million in 2003, compared to net income €113 million in 2002 and net income €127 million in 2001.

The principal differences between Finnish GAAP and U.S. GAAP that affect our net loss, as well as our shareholders’ equity, relate to the business combination of Valmet and Rauma, the acquisition of Svedala, the non-amortization of goodwill under U.S. GAAP and the recognition of goodwill impairment. See Note 32 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Finnish GAAP and U.S. GAAP.

Liquidity and Capital Resources

In 2003, net cash provided by operating activities amounted to €146 million, compared to €252 million and €235 million in 2002 and 2001, respectively. The decrease from 2002 was due to the lower profitability and bigger amount of net working capital tied in operations in 2003. The bigger amount of net working capital tied in operations in 2003 was mainly due to Metso Paper’s ongoing project deliveries and their timing resulting in an increase in the working capital being tied up in projects accounted for according to the POC method.

Net cash from operating activities in 2003 was sufficient to finance our investing activities. Net cash used in investing activities amounted to €80 million in 2003, compared to €14 million and €943 million in 2002 and 2001, respectively. The net cash used in investing activities in 2003 included gross capital expenditures of €130 million while net capital expenditures were €80 million. The net cash used in investing activities in 2002 consisted of gross capital expenditures of €194 million offset by proceeds from the sale of assets amounting to €181 million (primarily divested shares and divested businesses). In 2001, the high amount of net cash used in investing activities was attributable to the acquisition of Svedala.

Net cash used in financing activities amounted to €121 million in 2003, compared to net cash used in financing activities of €233 million in 2002 and net cash provided by financing activities of €433 million in 2001. Dividends paid amounted to €82 million in both 2003 and 2002. Our net interest bearing liabilities (interest bearing liabilities less cash and cash equivalents, interest bearing loans receivable and interest bearing accounts receivable) amounted to €1,109 million in 2003, compared to €1,118 million and €1,251 million in 2002 and 2001, respectively. In 2002, the decrease in our net interest bearing liabilities was due to cash released through asset sales and cash provided by operations. Due to the weak profitability in 2003, the decrease in net interest bearing liabilities was only marginal. We will continue to take further measures to decrease net interest bearing liabilities in 2004.

Our liquid assets (cash and cash equivalents) amounted to €130 million as of December 31, 2003, compared to liquid assets of €190 million as of December 31, 2002 and liquid assets of €212 million as of December 31, 2001.

Our financing is mainly long-term and long-term debt accounted for 75 percent of our total interest-bearing debt at the end of 2003. The long-term debt, consisting primarily of bonds and loans from financial and pension institutions, amounted to €957 million, €1,020 million and €1,179 million as of December 31, 2003, 2002 and 2001, respectively. The bonds consisted principally of two bond loans with the principal amounts of U.S.$200 million (€158 million) and €500 million. The U.S. dollar denominated bond was issued in the United States in December 1997 and registered with the U.S. Securities and Exchange Commission (the “SEC”). It matures in 2007 and bears a fixed annual interest rate of 6.875 percent. The euro denominated bond was issued in December 2001. It matures in 2006 and carries a fixed annual interest rate of 6.25 percent. The bond is part of the euro medium-term note program of €1 billion, which we established in December 2000. The total amount outstanding under the euro medium-term note program was €535 million as of December 31, 2003.

Our loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of the loans are either U.S. dollar or euro denominated. The interest rates vary from 1.69 percent to 9.50 percent, and the loans have maturities ranging from 2004 to 2011.

In July 1998, we entered into a syndicated seven-year revolving credit facility with a group of international banks for €230 million. The facility had been undrawn at the end of December 31, 2002. In August 2000, we obtained loan facilities of €1.2 billion from a syndicate of fifteen international banks to finance the acquisition of Svedala. The short-term portion of the facilities expired in February 2002, and the long-term revolving credit portion of €400 million was set to expire in 2005. Of the facility, €98 million had been utilized as of December 31, 2002. In June 2003, we entered into a new five-year revolving credit facility agreement with a syndicate of 14 banks. It replaced the earlier mentioned two revolving credit facilities: €230 million credit facility from 1998 and the remaining €400 million of the credit facility from year 2000, while extending the maturity of the credit commitments until 2008. As of December 31, 2003, €66 million of this facility was drawn.

As of December 31, 2003, the undrawn committed long-term credit facilities of Metso totaled €384 million and the undrawn committed short-term credit facilities amounted to €100 million.

We have a short-term euro commercial paper program of €150 million and a domestic commercial paper program amounting to €300 million with a group of Finnish and international banks in each case. As of December 31, 2003, we had not drawn any funds under the euro commercial paper program. The total amount undrawn under the domestic commercial paper program was €38 million as of December 31, 2003.

Management believes that our financial situation is stable, inasmuch as interest-bearing debt is mainly long-term debt and there are adequate long-term and short-term financing reserves and facilities for our current scope of operations. Cash in bank and lines of credit are sufficient to cover fluctuations in the cash flows of the businesses.

The ratio of our net interest bearing liabilities to equity was 107.7 percent as of December 31, 2003, compared to 80.6 percent and 84.8 percent as of December 31, 2002 and 2001, respectively. The increased gearing ratio resulted from the acquisition of Svedala in September 2001. Initially, our target was to have a gearing ratio of below 50 percent by the end of first quarter of 2003 through increasing operating cash flow, releasing working capital tied up in inventories and accounts receivable, and from disposing non-core businesses. However, the current market situation did not allow us to achieve our target. Nonetheless, we are attempting to actively reduce our gearing through improved profitability in operations, and thus cash flow, as well as continued divestitures.

As of December 31, 2003, the shareholders’ equity, distributable funds and total assets of the parent company, Metso Corporation, amounted to €1,153 million, €616 million and €2,911 million, respectively. As of December 31, 2003, the shareholders’ equity, distributable funds and total assets of Metso Corporation and its consolidated subsidiaries amounted to €1,024 million, €510 million and €3,823 million, respectively.

On June 27, 2003, Standard & Poor’s Rating Service (“S&P”) downgraded our short-term loan rating from A-2 to A-3 and lowered the outlook on our BBB long-term rating from stable to negative. After placing our long-term rating under credit watch on February 4, 2004, and our short-term rating on February 16, 2004, S&P lowered our long-term rating to BB+ with a stable outlook and the short-term rating to B on March 3, 2004. Additionally, S&P lowered the ratings of our outstanding bonds and euro medium-term note program to BB. On June 23, 2003, Moody’s Investor Service (“Moody’s”) downgraded our long-term rating from Baa2 to Baa3. After placing our rating under credit review with negative implications on February 5, 2004, Moody’s lowered our long-term rating to Ba1 with a negative outlook on February 17, 2004. These downgrades may increase the cost of capital associated with refinancing existing debt and interest payments on any new debt we may incur. There are no prepayment covenants in our financial contracts that would be triggered by changes in our credit ratings.

Disclosure about Contractual Obligations and Commercial Commitments

The table below sets forth aggregated information about our contractual obligations and commercial commitments as of December 31, 2003.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(€ in millions)
Contractual Obligations
Long-term debt, incl. short-term portion	974	17	577	271	109
Capital lease obligations	25	5	8	6	6
Operating leases	158	43	56	31	28

Total contractual cash obligations	1,157	65	641	308	143

	Amount of Commitment
	Total amounts committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(€ in millions)
Other Commercial Commitments
Guarantees	7	6	1	0	0
Standby repurchase obligations	20	11	6	3	0
Purchase commitments	261	258	3	–	–
Other commitments	28	6	5	4	13

Total commercial commitments	316	281	15	7	13

We generally record the pension expense of our employees in accordance with local accounting practices in the countries in which our employees are provided with such benefits. Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are to be reviewed and updated periodically to the extent that local market economic conditions and demographics change.

The companies within Metso have various pension schemes in accordance with the local conditions and practices of the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds. The pension payments booked in our Finnish GAAP income statement amounted to approximately €112 million and €104 million for the years ended December 31, 2002, and 2003, respectively. We have also recognized under Finnish GAAP an off-balance sheet liability of €13 million of unfunded pension liabilities for foreign subsidiaries for each of the years ended December 31, 2002 and 2003. Under Finnish GAAP, we have not recognized the liability for the Finnish defined pension benefit liability of the TEL-system. Under U.S. GAAP, the Finnish pension liability is considered a defined benefit plan that is required to be recognized. The pension benefit obligation amounted to €102 million as of December 31, 2003.

Capital Expenditure

Our gross capital expenditures, excluding acquisitions, amounted to €128 million in 2003, compared to €193 million and €154 million in 2002 and 2001, respectively. For the preceding three years, our capital expenditures have consisted principally of maintenance, development and expansion of existing production capacity, office and service facilities as well as information technology. In 2004, our net capital expenditures are projected to be approximately €100 million, which will mainly be related to improvements of existing capacity and facilities. We expect to finance the expenditure with cash flow from operations.

The table below summarizes our capital expenditures by region, excluding acquisitions, for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Finland	81	119	70
Other Nordic Countries	18	23	15
Europe (excluding Nordic Countries)	17	23	19
North America	19	14	10
South America	4	5	5
Asia-Pacific	14	8	7
Rest of the World	1	1	2

Total	154	193	128

Our principal capital expenditures for 2003 were a new composite roll plant in Oulu, Finland; a TMP/CTMP pilot pulping line in Anjalankoski, Finland; service technology centers in Järvenpää, Finland, and Sorocaba, Sâo Paulo, Brazil; a service center in Raisio, Finland; and logistics centers in Jyväskylä, Finland, and Shanghai, China.

Research and Development

Our research and technology development is focused, in line with our strategy, on applications to improve the operational efficiency of processes and strengthen life cycle business. Rather than just buying machines and equipment, customers are increasingly investing in competitiveness based on processes that function optimally throughout their life cycle. The products and services being developed for the process industry benefit to a large extent from the latest information technology and automation solutions.

We give high priority to research and development and invested €129 million in research and development activities in 2003 (3.0 percent of 2003 net sales), compared to €156 million in 2002 (3.3 percent of 2002 net sales) and €150 million in 2001 (3.5 percent of 2001 net sales). This decrease in the level of investment was due to the more focused approach in research and development activities. At the end of 2003, we had a total of 1,224 employees working in the area of research and development, representing a decrease of 9.3 percent from the end of 2002. Of those employees, 44 percent, 20 percent, 27 percent, and seven percent worked in Metso Paper, Metso Minerals, Metso Automation and Metso Ventures, respectively. Geographically, our research and development activities are concentrated in Finland and Sweden, although we have significant research and development units in North America and Central Europe as well.

Following is a summary of our significant research and development activities by business area:

Metso Paper

Metso Paper develops complete processes and supporting aftermarket solutions for all significant paper, board and fiber qualities. A key target is to improve the competitiveness of customer processes through efficiency, quality, eco-efficiency and optimized life cycle costs.

In 2003, Metso Paper spent approximately €56 million on research and development, compared to €72 million in 2002 and €72 million in 2001. This decrease in the level of expenditure was due to the adjustment of activities to the prevailing market situation and a more focused approach in research and development activities.

We have 12 technology centers that are located in Finland, Sweden, the United States and Italy. During 2003, an expansion of the technology center supporting the development of mechanical pulp and recycled fiber processes at Anjalankoski, Finland was inaugurated. Also in 2003, a decision was made to centralize roll cover development related to aftermarket operations in Finland. This resulted in the closure of the technology center in Clarks Summit, Pennsylvania in the United States.

Research and development activities have increasingly been focused on the development of rebuild and process improvement concepts for the current installed base. In addition, the development of recycled fiber treatment processes has continued.

Metso Minerals

In 2003, the research and development activities in Metso Minerals focused on enhancing the competitiveness of the current product portfolio by efficiency and cost improvements and the strengthening of our market position through new product launches.

Metso Minerals spent approximately €22 million on research and development in 2003, compared to €21 million in 2002 and €11 million in 2001. Despite the cost cutting measures implemented within the business area, the research and development spending and personnel in 2003 remained at the 2002 level.

Technology centers of Metso Minerals are located in Brazil, Canada, Finland, France, Germany, New Zealand, Sweden and the United States.

Metso Automation

Metso Automation develops automation and field system solutions for chosen process industry needs. In its research and development, it is increasingly emphasizing the development of service business solutions. Metso Automation also cooperates with other Metso business areas in this field.

Metso Automation spent approximately €33 million on research and development in 2003, compared to €44 million in 2002 and €46 million in 2001. Investments were principally concentrated in process automation and smart field solutions.

Of the approximately 300 people working in Metso Automation’s research and development, the majority is located in Finland while other key locations are in Canada and the United States.

Metso Ventures

Metso Ventures consists of Metso Drives, Metso Panelboard, Metso Powdermet and Valmet Automotive. The research and development activities of each of these businesses are described separately below. Metso Ventures spent approximately €10 million on research and development in 2003, compared to €12 million in 2002 and €14 million in 2001.

Metso Drives’ research and development aims to create mechanical drive solutions, which fulfill customer needs in terms of reliability, cost and eco-efficiency. The activities take place in two locations in Finland in close co-operation with Metso’s other business areas.

Metso Panelboard’s research and development is focused on improving the competitiveness of its machinery and systems for wood-based panel industries: medium-density fiberboard (MDF), particleboard and oriented-strand board (OSB). Recently, special emphasis has been placed on the development of the front part of the MDF production process and continuous pressing. The activities take place in Metso Panelboard offices in Finland, Germany and Sweden.

Metso Powdermet focuses on developing functionally tailored materials and component technology solutions for the pulp and paper as well as the rock and minerals processing industries, and selected other process and energy applications. The solutions are largely based on powder metallurgy aiming at developing materials with superior wear and corrosion resistance characteristics.

Valmet Automotive as an independent contract manufacturer of high quality specialty cars focused its in-house research and development resources on development of open-top vehicles with their roof systems, body structures, interior and package.

Foreign Currency Fluctuations

Exchange rate movements generally affect us through the translation of foreign subsidiary revenues, costs, profits and losses into our consolidated financial statements expressed in euros and through their transaction impact on the amount of the net sales with respect to foreign currency revenues from export sales of our various operations. Exchange rate movements also have certain competitive effects on our sales.

Both our production and sales activities are distributed throughout numerous geographic regions creating exposure to various currency risks. The principal currencies that we are exposed to are the U.S. dollar, the euro and the Swedish krona. In general, appreciation of the euro relative to the U.S. dollar has an adverse effect on our sales and operating profit, while its depreciation has a positive effect. A majority of our sales in the United States have been supplied by our U.S. production and aftermarket facilities or sourced locally, which reduces the direct impact of euro – U.S. dollar fluctuations on our profitability in that market. However, Metso Paper, Metso Automation and Metso Minerals all have part of their U.S. sales based on exports from Europe. Some of these sales face competitors with costs in a different currency, typically U.S. based competitors. See “Item 3. Key Information—Exchange Rates.”

Our foreign currency risk management policy is focused on hedging the foreign currency exposures arising from firm sales and purchase commitments and the net investments in foreign subsidiaries to the extent practicable. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rates and Foreign Currency Exposure.” We hedge our currency risks with forward exchange contracts and options.

Foreign exchange gains and losses resulted in 2003 in a net loss of €3 million, compared to a net loss of €6 million in 2002 and a net gain of €3 million in 2001. Of the total foreign exchange gains and losses, a portion included in the operating profit or loss amounted to a net gain of €1 million in 2003, compared to a net loss of €3 million in 2002 and to a net gain of €1 million in 2001. The rest of the foreign exchange gains and losses have been included in the financial items.

Exchange rate movements also impact our assets and liabilities denominated in currencies other than the euro. We use loans and receivables, currency swaps, and forward exchange contracts to hedge our equity investments denominated in non-euro currencies, with maturities ranging from less than one year to seven years. We have also made long-term U.S. dollar and pound sterling denominated loans to certain foreign subsidiaries. We hedge the associated currency risk through cross-currency swaps and forward exchange contracts. Foreign exchange contracts are used to hedge our foreign currency risk arising from the short-term borrowings. The principal currency for our short-term borrowings is currently the euro.

Inflation

Inflation in Finland as measured by the change in the consumer price index was 0.9 percent in 2003, 1.6 percent in 2002 and 2.6 percent in 2001. Inflation in Finland did not have a significant impact on our operating results. However, a major portion of our operations, sales and production is performed in countries with rates of inflation higher or lower of that in Finland. Changes in exchange rates or interest rates may or may not reflect differences in inflation rates. Quantifying the individual or combined effects of these factors on our reported income is therefore not possible.

Adoption of International Financial Reporting Standards

In compliance with regulations adopted by the European Commission in June 2002, our consolidated financial statements will be prepared in accordance with international financial reporting standards (“IFRS”), including international accounting standards and interpretations issued by the international accounting standards board (IASB), from the beginning of 2005. Finnish GAAP differs in certain significant respects from IFRS. Metso’s corporate headquarters is preparing to transfer to IFRS reporting together with the business areas.

The standards that have a significant impact on Metso’s income or the recognizing of income and expenses are, among others, IAS 10 (Events after the balance sheet date), IAS 19 (Employee benefits), IAS 37 (Provisions, contingent liabilities and contingent assets) and IAS 39 (Financial instruments: recognition and measurement). In addition, IASB is preparing Exposure Draft 3 with amendments to standard IAS 22 (Business combinations). The draft proposes that, instead of amortization, goodwill and other intangible assets would be annually reviewed for impairment.

New Accounting Standards

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities – all of whose shares are mandatory redeemable. The provisions of SFAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective for the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. Metso does not expect this statement to have a material impact on its financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 generally improves financial reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. Metso does not expect this statement to have a material impact on its financial statements.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No.46 R, Consolidation of Variable Interest Entities Revised, which modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first reporting period ending after March 15, 2004. We reviewed our investment portfolio, including associated companies, and identified no investments in Variable Interest Entities, as defined by FIN 46, which would require additional adjustment or disclosure in 2003.

In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the lack of the existence of such guidance, any measures included in these financial statements of the accumulated postretirement benefit obligation (APBO) or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 6. Directors, Senior Management and Employees

Pursuant to the Finnish Companies Act and our articles of association, our control and management is divided among our shareholders, board of directors, and president and chief executive officer. In addition, we have a corporate executive team, which assists our president and chief executive officer in the day-to-day management of the Company.

The business address for our directors and executive management is P.O. Box 1220, FIN-00101 Helsinki, Finland.

Board of Directors

The board of directors of Metso Corporation has ultimate responsibility for the management and proper arrangement of the operations of the company, and for assuring good corporate governance in compliance with applicable legislation. The board of directors decides upon matters, which, considering the scope and size of the operations of the company, are of major importance. These include the acceptance of the goals of the company and the main strategies for achieving them, the acceptance of action plans, the definition and acceptance of control policies, the acceptance of the organizational structure of the company, and the nomination of the president and chief executive officer, his deputy and the members of the corporate executive team and the monitoring and evaluating of their performance.

Our board of directors is composed of at least five and no more than eight members. Our board of directors currently consists of seven members, each of whom was elected by the shareholders at the annual general meeting of shareholders on April 15, 2003, for a term ending at the following annual general meeting of shareholders. Our next annual general meeting will be held on April 6, 2004. Board members may be appointed or removed only by a shareholders’ resolution at a general meeting. The following table lists the names of the members of our board of directors, possible principal occupation or employment and their year of birth:

Name	Position	Year of Birth
Matti Kavetvuo	Chairman of the board	1944
Mikko Kivimäki	Vice chairman of the board	1939
Maija-Liisa Friman	Director; managing director of Vattenfall Oy	1952
Heikki Hakala	Director	1941
Juhani Kuusi	Director	1938
Pentti Mäkinen	Director; labor representative, Metso Corporation	1952
Jaakko Rauramo	Director; chairman of the board, SanomaWSOY Corporation	1941

Matti Kavetvuo has been the chairman of our board of directors since 2003. He was president and chief executive officer of Pohjola Insurance Group until 2001, when he retired. Previously he was president and chief executive officer of Valio Ltd. in 1992-1999, and president and chief executive officer of Orion Corporation in

1985-1991. Mr. Kavetvuo was employed by Instrumentarium Corporation in 1971-1984, where he served as president in 1979-1984. Mr. Kavetvuo is also chairman of the board of directors of Orion Corporation, Suominen Corporation and Workidea Ltd. He is vice chairman of the board of directors at Kesko Corporation. He is also a member of the board of directors of Alma Media Corporation, KCI Konecranes International Plc, Lännen Tehtaat Plc, Marimekko Corporation, Merivaara Oy, Perlos Corporation and Fair Foundation. He is a member of the supervisory board of The Finnish Fair Corporation and Finland’s Post Corporation. Mr. Kavetvuo holds a Master of Science degree in Engineering and a Master of Science degree in Economics and Business Administration.

Mikko Kivimäki has been the vice chairman of our board of directors since 1999. He was previously president and chief executive officer of Rautaruukki Corporation in 1982-2003 and chairman of the board of directors of Rautaruukki Corporation in 1985-2001. He also serves as the chairman of the executive board of the Finnish Maritime Administration. Mr. Kivimäki holds a Master of Laws degree.

Maija-Liisa Friman has been a member of our board of directors since 2003. Ms. Friman has been managing director of Vattenfall Oy since 2000. She was appointed as president and chief executive officer of Aspocomp Group on February 2, 2004, where she will take up her appointment on April 1, 2004. Previously, she was president of Gyproc Oy in 1993-2000. Ms. Friman is a member of the board of directors of Empower Oy, SYK Ltd, Sponda Plc and the Finnish Medical Foundation. Ms. Friman holds a Master of Science degree in Engineering.

Heikki Hakala has been a member of our board of directors since 2000. He served as president and chief executive officer of Metso Corporation in 1999-2000. Previously, he was president and chief executive officer of Rauma Corporation in 1996-1999. He joined Rauma-Repola Oy in 1986. Mr. Hakala is the chairman of the board of Juhani Mäkivirta Oy and Kuusakoski Group Oy. He is also the vice chairman of the boards of directors of Lassila & Tikanoja plc and Pohjola Group plc, and a member of the boards of directors of Orion Corporation and Altia Corporation. Mr. Hakala holds a Master of Science degree in Economics and Business Administration and a Doctoral degree in Technology (hon.).

Juhani Kuusi has been a member of our board of directors since 2000. Mr. Kuusi previously served as senior vice president, head of Nokia Research Center from 1995 to 2002. Prior to joining Nokia, Mr. Kuusi was director general of the Technology Development Center for 12 years. Mr. Kuusi holds a Doctorate degree in Technology.

Pentti Mäkinen has been a member of our board of directors since 2000 serving in the capacity of a labor representative. Mr. Mäkinen has been employed by Metso since 1969 and is the chief shop steward in Metso Paper, Jyväskylä, Finland since 1999. He is a plate-welder by education.

Jaakko Rauramo has been a member of our board of directors since 1999. He served as president and chief executive officer of SanomaWSOY in 1999-2001 and president of Sanoma Corporation in 1984-1999. Mr. Rauramo is the chairman of the board of directors of SanomaWSOY Corporation. He is also a member of the boards of directors of the European Publishers Council and Stiftelsen Svenska Dagbladet. He is a member of the international council of the Museum of Television & Radio in New York. He is a trustee of Reuters Founders Share Company Limited. Mr. Rauramo holds a Master of Science degree in Engineering.

On February 20, 2004, Metso Corporation’s shareholders representing more than 20 percent of the votes in Metso announced that they will propose to the annual general meeting convening on April 6, 2004, that the number of members of our board of directors be seven and that the following members of the board of directors be re-elected for a term of one year: Maija-Liisa Friman, Matti Kavetvuo, Juhani Kuusi, Pentti Mäkinen and Jaakko Rauramo. In addition, such shareholders will propose that Mr. Risto Hautamäki, president and chief executive officer of Tamfelt Group, and Ms. Satu Huber, director of finance and head of finance division at the Finnish State Treasury, be elected as new members of the board of directors. Such shareholders will further propose that Matti Kavetvuo be re-elected as chairman and Jaakko Rauramo be elected as the new vice chairman of the board of directors.

Chief Executive Officer and Corporate Executive Team

Metso’s executive officers, which form Metso’s corporate executive team, include our president and chief executive officer, business area presidents and certain other members of senior management. The corporate executive team supports the president and chief executive officer in matters on the agenda of the board of directors’ meetings. It also considers all matters essential to corporate management, including strategies, issues related to corporate synergies and corporate-wide projects, acquisitions and divestitures, as well as matters related to corporate image, monthly reporting, interim reviews, main principles of investor relations and human resources, as well as bonus plans.

The following table lists the names of the current members of the corporate executive team, their current responsibilities within our Company and their year of birth:

Name	Position	Year of Birth
Jorma Eloranta	President and chief executive officer	1951
Olli Vaartimo	Executive vice president and chief financial officer, deputy to president and chief executive officer	1950
Arto Aaltonen	Executive vice president, Metso Paper	1947
Vesa Kainu	President, Metso Ventures	1947
Bertel Karlstedt	President, Metso Paper	1962
Matti Kähkönen	President, Metso Automation	1956
Bertel Langenskiöld	President, Metso Minerals	1950
Harri Luoto	Senior vice president, general counsel	1946

Jorma Eloranta started as our president and chief executive officer on March 1, 2004. Prior to such time, Mr. Eloranta was president and chief executive officer of Kvaerner Masa-Yards Inc. in 2001-2004. He has also served as president and chief executive officer of Patria Industries Group in 1997-2001, as deputy chief executive of Finvest Group and Jaakko Pöyry Group in 1996-1997 and as president of Finvest Ltd in 1985-1995. Mr. Eloranta is the vice chairman of the board of directors of Aspocomp Group Oyj and vice chairman of the supervisory board of Sampo Life Insurance Company Ltd. He is also a member of the board of directors of Kvaerner Masa Yards Inc. Mr. Eloranta has announced to the board of directors of Aspocomp Group Oyj that he will not be available for re-election in the Aspocomp annual general meeting to be held on April 2, 2004. Mr. Eloranta holds a Master of Science degree in Engineering.

Olli Vaartimo became our executive vice president, chief financial officer, and deputy to the president and chief executive officer on April 22, 2003. He served as interim president and chief executive officer of Metso from September 25, 2003 to February 29, 2004. Mr. Vaartimo has previously served as president of Metso Minerals in 1999-2003 and president and chief executive officer of Nordberg in the Rauma Group in 1993-1999. From 1991 to 1998 he was also executive vice president and chief financial officer of Rauma Corporation. Mr. Vaartimo joined Rauma in 1974. Mr. Vaartimo holds a Master of Science degree in Economics and Business Administration.

Arto Aaltonen has served as executive vice president of Metso Paper since 2001. In 1999-2001, he served as president and chief executive officer of Metso Automation and, prior to that, as a business area president of Neles Controls in the Rauma Group from 1995. Mr. Aaltonen joined Sunds Defibrator in 1987. Mr. Aaltonen holds a Master of Science degree in Engineering.

Vesa Kainu has served as president of Metso Ventures since 2003. In 2001-2003, he served as executive vice president of Metso Minerals and in 1999-2001 he was president of Metso Paper Service. Prior to that, he headed Valmet’s maintenance services business line from 1994. He joined the Company in 1971. Mr. Kainu is a member of the board of directors of Exel Oyj. He holds a Bachelor of Science degree in Engineering.

Bertel Karlstedt has served as president of Metso Paper since 2003. Prior to that, he headed Metso Paper’s paper making business line in 1999-2003, and Valmet’s pulp drying business unit from 1996. Mr. Karlstedt joined Valmet in 1988. Mr. Karlstedt holds a Master of Science degree in Engineering.

Matti Kähkönen has served as president of Metso Automation since 2001. Prior to that, he headed Metso Automation field systems division in 1999-2001, and served as division president of Neles Controls in the Rauma Group from 1993. Mr. Kähkönen joined Rauma in 1980. Mr. Kähkönen holds a Master of Science degree in Engineering.

Bertel Langenskiöld has served as president of Metso Minerals since 2003. Previously, he was president and chief executive officer of Fiskars Corporation in 2001-2003, and president of Tampella Oy/Kvaerner Pulping Oy in 1994-2000. Mr. Langenskiöld is a member of the board of Wärtsilä Corporation. Mr. Langenskiöld holds a Master of Science degree in Engineering.

Harri Luoto serves as senior vice president and general counsel, having previously served as Valmet’s general counsel from 1985. Mr. Luoto joined Valmet in 1982. Mr. Luoto holds a Master of Laws degree.

In October 2002, then executive vice president and chief financial officer, Sakari Tamminen announced that he would leave Metso to join Rautaruukki Corporation. Mr. Tamminen served until April 21, 2003. The board of directors of Metso appointed Olli Vaartimo as executive vice president and deputy to the chief executive officer as from April 22, 2003.

In September 2003, Tor Bergman, then president and chief executive officer of Metso Corporation, and chairman of Metso’s business areas, was relieved from his positions and ceased to be employed by Metso effective of September 25, 2003. Olli Vaartimo, executive vice president of Metso, was designated by the board of directors to serve as interim president and chief executive officer of Metso Corporation as well as chairman of Metso’s business areas. On November 28, 2003, the board of directors appointed Jorma Eloranta as our president and chief executive officer. Mr. Eloranta assumed the positions on March 1, 2004.

Compensation of Directors and Officers

For the year ended December 31, 2003, fees totaling €264,600 (U.S.$333,320) were paid to the seven members of the board of directors of Metso Corporation. The monthly fees paid were as follows: chairman of the board €4,000 (U.S.$5,040), vice chairman €3,000 (U.S.$3,780) and other board members €2,500 (U.S.$3,150). In addition, a fee of €300 (U.S.$380) per meeting was paid to all members of the board of directors for the meetings they attended. Compensation for traveling expenses and daily allowances was paid in accordance with the general travel rules of Metso.

For the year ended December 31, 2003, salaries and bonuses totaling €2,231,870 were paid to the nine members of our corporate executive team for the actual period they were members of the corporate executive team. Performance bonuses for the year 2002 accounted for €257,198, or 11.5 percent, of the total compensation paid. None of the members received benefits in 2003 exceeding the lesser of €50,000 or 10 percent of their total compensation. In addition to the current members of the corporate executive team of Metso Corporation listed above, both the previous president and chief executive officer Tor Bergman (until September 25, 2003) and previous executive vice president and chief financial officer Sakari Tamminen (until April 21, 2003) were members of the corporate executive team during the time they held positions with Metso in 2003. The salaries of all members of the corporate executive team comprise a fixed basic salary and/or a bonus based on the result of the corporation or of the business area in question. The salary may also be based on other development objectives central to our operations.

We also pay premiums to a pension insurance company to provide for a supplemental group pension insurance covering our corporate executive team and some senior executives, which enables a retirement age of 60. In 2003, the amount of such pension insurance premium payments totaled approximately €1.2 million.

The annual salary of president and chief executive officer Jorma Eloranta is €438,000. According to his service contract, Jorma Eloranta’s age of retirement is 60 years, and his full pension equals 60 percent of the annual salary serving as the basis for the pension calculation. If Mr. Eloranta terminates his contract for a reason for which Metso is responsible, or if his contract is terminated by Metso, he is entitled to compensation corresponding to 24 months’ salary and benefits. The annual salary of Tor Bergman, who served as president and chief executive officer until September 25, 2003, was €420,475. In accordance with his contract, when his employment was terminated, Tor Bergman received a severance payment corresponding to 24 months’ salary and benefits.

As of December 31, 2003, there were no loans outstanding to any members of our board of directors or our corporate executive team.

Audit Committee and Compensation Committee

Audit Committee. The audit committee consists of a chairman and two members elected by the board of directors from among its members. From May 27, 2003, the audit committee consists of Maija-Liisa Friman (chairman), Heikki Hakala and Matti Kavetvuo. The audit committee reviews the financial reporting, Metso’s compliance with laws and regulations and Metso’s procedures, internal control, risk management and matters relating to auditing. The audit committee also maintains procedures for the receipt, retention and treatment of complaints received by Metso regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. Each year, the audit committee draws up a working order for itself, subject to approval by the board of directors. In 2003, the audit committee met five times.

Compensation Committee. The compensation committee consists of the chairman and vice chairman of the board of directors and one member elected by the board from among its members. From April 29, 2003, the compensation committee consists of Matti Kavetvuo (chairman), Mikko Kivimäki and Jaakko Rauramo. The compensation committee makes proposals to the board of directors concerning the compensation of our management and the personnel compensation systems. Pursuant to the Finnish Companies Act, the shareholders determine the amount of compensation for the board of directors at the annual general meeting. In 2003, the compensation committee met ten times.

Employees

Metso’s employees numbered 26,240 at year-end 2003, as compared to 28,489 at year-end 2002, and 30,242 at year-end 2001. The reduction was a result of the divestment of non-core businesses and restructuring measures taken as well as sizeable temporary lay-offs in the Valmet Automotive business. We believe that we have good relations with our employees and labor unions.

The following table sets forth the number of employees by business area and by region as of December 31, 2001, 2002 and 2003. The increase in the number of the Corporate Headquarters’ personnel in 2003 was due to the inclusion of the financial administration service centers’ employees in the figures.

	As of December 31,
	2001	2002	2003	Percentage of Group
Employees by business area
Metso Paper	9, 095	9, 357	9,085	35
Metso Minerals	11, 495	10, 553	10,332	39
Metso Automation	4,532	4,150	3,314	13
Metso Ventures	4,179	3,466	2,482	9
Corporate Headquarters and Other	117	134	223	1

Continuing Operations	29,418	27,660	25,436	97
Discontinued Operations
Converting Equipment	824	829	804	3

Metso Total	30,242	28,489	26,240	100

	As of December 31,
	2001	2002	2003	Percentage of Group
Employees by geographic area
Finland	11,268	10,566	9,307	35
Other Nordic Countries	3,566	3,610	3,446	13
Other European countries	5,150	4,802	4,622	18
North America	5,628	4,794	4,124	16
South America	1,852	1,883	1,894	7
Asia-Pacific	1,298	1,341	1,457	6
Rest of the world	1,480	1,493	1,390	5

Total	30,242	28,489	26,240	100

Share Ownership

As of March 22, 2004, the members of our board of directors and our corporate executive team held in the aggregate a total of 30,955 shares of Metso Corporation for which they held sole voting or investment power, representing less than one percent of our total issued and outstanding share capital. As of March 22, 2004, members of our board of directors and corporate executive team collectively held in the aggregate 843,900 options of the Company.

The following table sets forth the total number of shares and options of Metso Corporation beneficially held by each of our directors and members of our corporate executive team as of March 22, 2004:

	Sole Voting or Investment Power	Beneficially Shared Voting Power	Number of Series 2000 A and B options	Number of Series 2001 A and B options	Number of Series 2003 A options
Directors
Matti Kavetvuo(1)	–	94	–	–	–
Mikko Kivimäki	2,500	–	–	–	–
Maija-Liisa Friman	1,500	–	–	–	–
Heikki Hakala(2)	10,262	399,121	126,900	–	–
Juhani Kuusi	10,000	–	–	–	–
Pentti Mäkinen	–	–	–	–	–
Jaakko Rauramo	4,205	–	–	–	–
Corporate Executive Team
Jorma Eloranta	–	–	–	30,000	100,000
Olli Vaartimo	1,144	–	130,000	–	–
Arto Aaltonen	600	–	100,000	–	–
Vesa Kainu	60	–	65,000	25,000	–
Bertel Karlstedt	120	–	72,000	–	–
Matti Kähkönen(3)	–	871	90,000	–	–
Bertel Langenskiöld	–	–	–	60,000	–
Harri Luoto(4)	564	110	45,000	–	–

(1)	Includes 94 shares held by Mr. Kavetvuo’s spouse.
(2)	Pohjola Corporation beneficially owns 399,121 shares. Mr. Hakala is vice chairman of the board of directors of Pohjola Corporation, and, as a result, may be deemed to share voting power with respect to the shares beneficially owned by Pohjola Corporation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Hakala does not believe that he has the power to direct the voting of shares held by Pohjola Corporation and disclaims beneficial ownership of these shares.
(3)	Includes 871 shares held by Mr. Kähkönen’s spouse.
(4)	Includes 110 shares held by Mr. Luoto’s spouse.

Metso Corporation currently has three option programs, launched in 2000, 2001 and 2003. The programs are part of the incentive system for key personnel, and included 218 people at the end of 2003. The programs give the right to subscribe for a maximum of 13,800,000 new shares of Metso Corporation.

The year 2000 option program includes 5,000,000 options, which entitle their holders to subscribe for a maximum of 5,000,000 shares. Of the options, 2,500,000 were A options and 2,500,000 were B options. The two series were combined on April 1, 2003 as one series. The share subscription price per share was €13.80 on December 31, 2003. Annually paid dividends are deducted from the subscription price. Subscription of shares with the options began on April 1, 2001 for the A options, and on April 1, 2003 for the B options, at which time the two series were also combined. The subscription period for the year 2000 A/B options will end on April 30, 2005.

The year 2001 option program includes 1,000,000 options, which entitle their holders to subscribe for a maximum of 1,000,000 shares. Of the options, 500,000 were A options and 500,000 were B options. The two series were combined on April 1, 2003 as one series. The share subscription price per share was €13.80 on December 31, 2003. Annually paid dividends are deducted from the subscription price. Subscription of shares with the options began on April 1, 2001 for the A options, and on April 1, 2003 for the B options, at which time the two series were also combined. The subscription period for the year 2001 A/B options will end on April 30, 2005.

The year 2003 option program includes a total of 7,800,000 options, which entitle their holders to subscribe for a maximum of 7,800,000 shares. Of the options, 5,600,000 can be distributed to key personnel of Metso pursuant to the decision of the annual general meeting held on April 15, 2003. Options will be distributed, if Metso’s earnings per share increase sufficiently with reference to Metso’s earnings per share at the establishment of the year 2003 option program, and other criteria for the granting of options are met. Of the options, 2,600,000 were designated as 2003A, 2,600,000 as 2003B and 2,600,000 as 2003C options. The share subscription prices are, for the 2003A option, the trade-weighted average price of the Metso share on the Helsinki Exchanges during January 1 through March 31, 2004, for the 2003B option, the trade-weighted average price of the Metso share on the Helsinki Exchanges during January 1 through March 31, 2005, and for the 2003C option, the trade-weighted average price of the Metso share on the Helsinki Exchanges during January 1 through March 31, 2006. The subscription prices of shares that can be subscribed for with the options will be reduced, after commencement of the subscription price determination period and before share subscription, by the amount of dividends decided upon on the record day for each dividend distribution. The share subscription periods are, for the 2003A option from April 1, 2006 through April 30, 2009, for the 2003B option from April 1, 2007 through April 30, 2010, and for the 2003C option from April 1, 2008 through April 30, 2011.

In spring 2003, our board of directors decided that the maximum number of 2003A options to be distributed would be 2,500,000. At the same time, the board of directors defined the following minimum criteria for distributing the 2003A options: a five percent operating margin, a nine percent return on capital employed (ROCE), and earnings per share of €0.75 in 2003. As the minimum criteria have not been fulfilled, no options have been distributed from the program, apart from 100,000 options granted to our new president and chief executive officer.

Authorizations for Board of Directors

The annual general meeting held on April 15, 2003, authorized the board of directors to resolve on increasing the share capital of Metso Corporation by issuing new shares, convertible bonds, and/or stock options in one or more issues. The authorization expires one year from the annual general meeting. No more than 12,500,000 new shares with a nominal value of €1.70 per share may be subscribed for through issuance of new shares, subscription of shares pursuant to conversion of convertible bonds into shares and/or subscription of shares pursuant to stock options. The share capital of Metso Corporation may be raised in total by no more than €21,250,000, representing 9.17 percent of share capital and voting rights. The board of directors had not taken any action based upon this authorization by the date of this annual report.

The annual general meeting held on April 15, 2003, authorized the board of directors to decide, within one year of the annual general meeting, on the repurchase of shares of Metso Corporation, using its distributable funds. Such shares may be repurchased for use as payment in acquisitions or in financing investments and as an incentive for key personnel. The annual general meeting also authorized the board of directors to decide on the disposal and annulment of any shares of Metso Corporation repurchased pursuant to the authorization. Such shares may be repurchased, provided that their combined nominal value does not exceed five percent of the share capital of Metso Corporation, which represents a maximum of 6,812,527 shares. The board of directors had not taken any action based upon this authorization by the date of this annual report.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

UPM-Kymmene Corporation currently owns 14.62 percent of our total shares and total votes. In addition, the Finnish State currently owns 11.52 percent of our total shares and total votes. There have been no changes in their ownership since 1999 when Metso Corporation was established. Pursuant to Schedule 13G, filed with the SEC by Capital Research and Management Company as of December 31, 2003, it held 6.00 percent of our total shares. On March 25, 2003, Harris Associates L.P. announced that certain funds under its management held 5.07 percent of our total shares and total votes. On June 12, 2002, Franklin Resources Group announced that certain of its funds held 5.17 percent of our total shares and, in addition, Franklin Resources Inc. had voting authority representing 6.30 percent of our total shares. Neither UPM-Kymmene Corporation, the Finnish State, Capital Research and Management Company, Franklin Resources Group, Harris Associates L.P. nor any other shareholder has any special voting rights. However, UPM-Kymmene Corporation, the Finnish State, Capital Research and Management Company, Franklin Resources Group and Harris Associates L.P. may, through their share ownership, continue to have substantial influence in deciding matters submitted for a vote of shareholders, such as approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election and removal of members of our board of directors.

The following table lists, as of March 22, 2004, the total number of our shares owned by UPM-Kymmene Corporation, the Finnish State, Franklin Resources Group, Capital Research and Management

Company and Harris Associates L.P., the only persons or entities known to be the beneficial owner of more than five percent of our shares, as well as shares owned by members of our board of directors:

Title of Class	Identity of Person or Group	Number of Shares	Percent
Shares, nominal value €1.70 each	UPM-Kymmene Corporation	19,922,115	14.62
Shares, nominal value €1.70 each	The Finnish State	15,695,287	11.52
Shares, nominal value €1.70 each	Funds managed by Capital Research and Management Company	8,180,000	6.00
Shares, nominal value €1.70 each	Funds managed by Franklin Resources Group	7,040,337	5.17
Shares, nominal value €1.70 each	Funds managed by Harris Associates L.P.	6,904,600	5.07
Shares, nominal value €1.70 each	Members of our board of directors	28,467	0.02

Ownership of Our Securities in the United States

As of March 8, 2004, the most recent practicable date, approximately 2,058,098 shares, or 1.5 percent of the total number of our issued and outstanding shares were held by approximately 40 record holders with addresses in the United States.

Related Party Transactions

There have been no material transactions during the last fiscal year or during the current fiscal year up to the date of this annual report to which any director or executive officer or any 10 percent shareholder or any relative or spouse of any of them was a party. There is no significant outstanding indebtedness owed to Metso by any director or executive officer or ten percent shareholder.

There have been no material transactions during the last fiscal year or during the current fiscal year up to the date of this annual report with enterprises controlling, controlled by or under common control with Metso or an associate of Metso.

Item 8. Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Export Sales

The value of exports by Metso, including sales to unaffiliated customers and intra-Group sales, from Finland by destination were as follows for the most recent three years:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Other Nordic Countries	365	297	195
Europe (excluding Nordic Countries)	592	567	523
North America	200	183	209
South America	85	137	38
Asia-Pacific	269	248	372
Rest of the World	20	21	15

Total	1,531	1,453	1,352

In 2003, without elimination of intra-Group sales, the value of goods exported from Finland, Sweden, other European countries and the United States totaled approximately €1,352 million or 21 percent of our total sales, €639 million or ten percent of our total sales, €330 million or five percent of our total sales, €221 million or three percent of our total sales, respectively.

Legal Proceedings

We have extensive worldwide operations and are involved in several legal proceedings in the ordinary course of our business. While the results of these proceedings cannot be predicted with certainty, we do not expect them to result in liabilities that have a material effect on our financial position or results of operations.

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

As of February 20, 2004, there had been a total of 288 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 123 are still pending and 165 cases have been closed. Of the closed cases, 112 were dismissed and 53 were settled. For the 53 cases settled, the average compensation has been U.S.$540 per case. The outcome of the still pending cases is not expected to materially deviate from the outcome of the previous claims. Hence, management believes that Metso has no material asbestos related liability in the United States.

See “Item 4. Governmental Regulation and Environmental Matters” for a discussion on certain pending environmental issues with possible legal implications.

Dividend Policy

We pay annual dividends to our shareholders based on a longer-term outlook for our consolidated profitability and financial position. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition, results of operations, cash flows, working capital requirements and other factors that our board of directors considers relevant. The objective of our dividend policy is to distribute an annual dividend equivalent to at least one-third of the average earnings per share over five years.

For companies domiciled in Finland and incorporated under the Finnish law, dividends on shares are generally only paid annually after shareholder approval of both the company’s financial results and of the amount of dividend proposed by the board of directors. Under the Finnish law, the amount of any dividend is limited to the amount of profits and other distributable equity available at the end of the preceding fiscal year on a consolidated or unconsolidated basis, whichever is lower. Subject to certain exceptions relating to the right of the minority shareholders to request otherwise, the dividend may not exceed an amount recommended by the board of directors. As of December 31, 2003, our parent company’s distributable equity was €616 million (U.S.$776 million) and our consolidated distributable equity was €510 million (U.S.$642 million). The difference between our parent company’s distributable equity of €616 million and our distributable equity including our consolidated subsidiaries of €510 million is caused by earnings related to our parent company’s subsidiaries that are reflected in our consolidated accounts but not in the accounts of our parent company.

Dividends paid to holders of ADSs who are non-residents of Finland will generally be subject to the Finnish withholding tax at a rate of 29 percent. Such ADS holders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the United States and Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. holders of our shares or ADSs. See “Item 10. Additional Information—Taxation.”

Our board of directors will propose to the annual general meeting of our shareholders to be held on April 6, 2004 that a dividend of €0.20 per share be paid for the fiscal year ended December 31, 2003. Any dividend decided upon by the annual general meeting will be paid on April 20, 2004 to shareholders entered in the register of shareholders on April 13, 2004. We have paid a dividend of €0.60, €0.60, €0.60 and €0.40 per share for the fiscal years ended December 31, 2002, 2001, 2000 and 1999, respectively.

Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred in our business or financial condition since December 31, 2003. See “Item 5. Operating and Financial Review and Prospects—Business Environment and Trend Information.”

Item 9. The Offer and Listing

Nature of Trading Market

The principal trading market for our shares is the Helsinki Exchanges, where our shares are traded under the symbol “MEO1V.” Since July 1, 1999, our shares have been traded in the United States on the New York Stock Exchange under the symbol “MX” in the form of ADSs. Each ADS represents one share. The depositary for the ADSs is the Bank of New York.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on the Helsinki Exchanges based on its Daily Official List and the high and low quoted prices for our ADSs as reported in the New York Stock Exchange — Composite Transactions:

	Helsinki Exchanges		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
	(€)		(U.S.$)
Annual

2000	16.20	8.61	16.25	7.75
2001	14.10	7.81	11.30	7.68
2002	15.15	7.73	14.26	7.81
2003	11.41	7.52	12.77	8.31
2004 (through March 24)	11.45	9.60	14.37	12.21

Quarterly

2002
First Quarter	14.79	11.75	12.89	10.55
Second Quarter	15.15	12.50	14.26	11.80
Third Quarter	13.50	8.45	13.30	8.45
Fourth Quarter	12.00	7.73	11.13	7.81

2003
First Quarter	11.41	8.70	12.02	9.75
Second Quarter	10.10	7.52	11.15	8.31
Third Quarter	10.31	7.62	11.10	8.90
Fourth Quarter	10.34	8.50	12.77	10.23

2004
First Quarter (through March 24)	11.45	9.60	14.37	12.21

Monthly

2003
September	10.31	8.50	11.10	9.85
October	9.92	8.50	11.80	10.23
November	10.20	9.25	12.00	10.78
December	10.34	9.45	12.77	11.70

2004
January	10.55	9.60	13.30	12.21
February	11.45	10.18	14.37	12.93
March (through March 24)	11.35	10.47	13.97	12.87

Trading and Settlement on the Helsinki Exchanges

Trading in, and clearing of, securities on the Helsinki Exchanges takes place in euro, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euro.

The trading system of the Helsinki Exchanges, the Helsinki Exchanges Automated Trading and Information System, is a decentralized and fully automated order-driven system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading from 6:03 p.m. to 7:30 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pre-trading period. Offers are matched from 9:40 to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 to 6:30 p.m. and from 8:30 to 9:00 a.m. the following morning within the price limits arrived at during the official share trading and the evening trading.

Trades are normally cleared in the Finnish Central Securities Depository’s (the “FCSD”) automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

Regulation of the Finnish Securities Market

The Finnish Financial Supervision Authority supervises the securities market in Finland. The principal statute governing the securities market is the Finnish Securities Market Act of 1989, which contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public tender offers and insider obligations, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

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

A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 331/3 percent, 50 percent or 662/3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when effective, has such consequence. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Exchanges.

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

Each book-entry account is required to contain specified information with respect to the account holder or the custodian administering the assets of a nominee account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A possible nominee account is identified as such on the entry. The FCSD and the Account Operators are required to observe strict confidentiality, although certain information (for example the name, nationality and address of each account holder) contained in the register of shareholders maintained by the FCSD must be made available to the public by the FCSD and the issuer, except in the case of nominee registration.

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

Corporate Governance

Our corporate governance is based on the Finnish Companies Act and on our articles of association. The shares of Metso Corporation are listed on the Helsinki Exchanges and the New York Stock Exchange. Metso Corporation complies with the regulations and guidelines concerning listed companies issued by HEX Plc and Finland’s Financial Supervision Authority. Our corporate governance system also observes the rules and corporate governance recommendations of the New York Stock Exchange concerning listed companies that are foreign private issuers, and the U.S. Sarbanes-Oxley Act of 2002. Our general operating principles and responsibility relationships are described in our corporate governance principles. Metso’s values and ethical principles create the foundation for corporate governance, personnel and management actions and cooperation with key stakeholders.

The board of directors of Metso Corporation has ultimate responsibility for the management and proper arrangement of the operations of the Company, and for assuring good corporate governance in compliance with applicable laws and regulations. The board of directors decides upon matters, which, considering the scope and size of the operations of Metso Corporation, are of major importance. These include the acceptance of the goals of Metso Corporation and the main strategies for achieving them, the acceptance of action plans, the definition and acceptance of control policies, the acceptance of the organizational structure of Metso Corporation, and the nomination of the president and chief executive officer, his deputy and the members of the corporate executive team and the monitoring and evaluating of their performance. The members of the board of directors of Metso Corporation are elected by the annual general meeting for a term of one year. In accordance with the articles of association, the board of directors consists of at least five and no more than eight members.

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

For information relating to our board of directors and corporate executive team, see also “Item 6. Directors, Senior Management and Employees.”

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

Inasmuch as the shares have been transferred to the Finnish Book-Entry Securities System, in order to have the right to attend and vote at a general meeting, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the Finnish Central Securities Depository in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. See “Item 9. The Offer and Listing—The Finnish Book-Entry Securities System—Registration.” Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Finnish Companies Act or our articles of association. Hence, it is possible that, depending on the attendance at any particular shareholders’ meeting, a relatively limited number of shareholders may approve resolutions put forward at such meetings.

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

Purchase Obligations

Our articles of association contain a clause according to which a shareholder or a group of related shareholders who or which has acquired either 331/3 percent or 50 percent of the total ordinary shares or of the total voting power of the Company, at the minimum, is obligated to purchase the shares of all other shareholders who request such purchase. Our articles of association specify that the purchase price of such shares shall be the higher of the following:

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

In June 2001, the Finnish Ministry of Finance appointed a committee to evaluate, among other things, the acceptability of the avoir fiscal system in light of Finnish and EU legislation. The committee presented its report in November 2002. The committee was of the opinion that Finland should abolish the avoir fiscal system and, as a result, dividends would be taxable. In addition, the Finnish Supreme Administrative Court has requested a preliminary ruling from the European Court of Justice in relation to the Finnish imputation system on September 10, 2002. As a result of the ruling, Finland may be forced to amend or even abolish the current avoir fiscal system. The Finnish government has publicly announced its plan to abolish the avoir fiscal system, which shall, if the plan is effectuated, mean that in the future dividends shall partly be subject to dual taxation. After the change of law abolishing the avoir fiscal system enters into force, 70 percent of the dividends paid out by a Finnish public company will be considered taxable capital income. As of the date of this annual report, no further details in respect of the timing of the entry into force of the new legislation was available.

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

A reduction of such withholding tax rate can be obtained at source upon the submission of a Source Tax Card or the required information (name, date of birth and address) to the payer prior to the payment of dividends. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority. The Bank of New York as Depositary for the ADSs has agreed to use reasonable efforts to make and maintain arrangements enabling holders to receive tax credits, reduction in Finnish withholding tax or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the ADSs at the time the dividend is paid.

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

U.S. Federal Income Taxation

General

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the U.S. federal income tax considerations of holders that are initial purchasers of the shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that received shares or ADSs as compensation for the performance of services, persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of the Company. This summary does not address any state, local or foreign tax consequences of the acquisition, ownership and disposition of shares or ADSs.

Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This summary is based (i) on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof, and (ii) in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of the partnership or a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its tax consequences.

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

Distributions

The gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all shareholders of the Company including holders of ADSs) with respect to shares or ADSs, before reduction for any Finnish taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. Non-corporate U.S. Holders generally will be taxed on such dividends at the lower rates applicable to long-term capital gains (i.e., generally, gains from the sale or exchange of capital assets held for more than one year) for taxable years beginning on or before December 31, 2008. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

Any such dividend paid in euros (or any currency other than U.S. dollars) will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euro (or, if not euros, the currency in which the dividend was paid) on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of euros (or, any currency other than U.S. dollars) will be ordinary gain or loss.

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

Sale or Exchange of Shares or ADSs

A U.S. Holder generally will recognize gain or loss on the sale or exchange of shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

The initial tax basis of shares or ADSs to a U.S. Holder will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent through 2010.

In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payer may rely on a certification provided by a payee that is not a U.S. person only if such payer does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains any reports, statements and other information that have been filed electronically with the SEC. We have made electronic filings with the SEC since October 30, 2002. In addition, material submitted by us may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The task of Metso’s corporate treasury is to manage financial risks in accordance with the treasury policy reviewed and approved by the board of directors of Metso Corporation, and to safeguard the availability of Metso’s equity and debt capital under competitive terms. The corporate treasury functions as the counterparty to the operating units, centrally manages external funding and is responsible for the management of financial assets and appropriate hedging measures. Our financial operations are conducted to support business purposes and within the framework of corporate operating policies and guidelines.

Market risk refers to the risk of loss arising from adverse changes in exchange rates, interest rates, and other relevant market prices, such as equity or commodity prices. In order to manage our exposures to market risk, we continually assess our market exposures and attempt to hedge such risks through financial operations to reduce the adverse effects on our profitability.

Our business units seek to identify the financial risks connected with their business operations and minimize their impact on Metso’s financial results. To control financial risks within limits, we use different derivative and non-derivative instruments, such as forward contracts, currency and interest rate swaps, options and foreign currency denominated balance sheet items. Derivatives are used only to support the underlying businesses (i.e., for hedging purposes only). Currently, we do not hold derivatives for trading (speculative) purposes and we do not use high-risk derivative instruments such as written options on a sole basis or leveraged instruments. For additional information on the derivative financial instruments we use, see Note 28 to our audited consolidated financial statements. Metso meets the criteria for hedge accounting under Finnish GAAP but has decided not to apply hedge accounting under U.S. GAAP.

We do not anticipate any material adverse effect on our consolidated financial condition, results of operations or cash flows, resulting from the use of derivative financial instruments.

We use sensitivity analysis techniques to measure exchange rate, interest rate, equity price and electricity price risk. The estimated amounts generated from the sensitivity analysis are forward-looking statements of market risk, assuming certain adverse market conditions occur. Actual results in the future may differ materially from the projected results. The method expresses the potential change in future earnings, cash flows or fair values for a specified period resulting from selected hypothetical variations in foreign currency exchange rates, interest rates, equity prices or electricity prices.

Exchange Rates and Foreign Currency Exposure

In accordance with our treasury policy, under the direction of our corporate treasury department, the business units hedge in full the currency exposures that arise from firm delivery and purchase agreements. In addition, the units can hedge anticipated foreign currency-denominated cash flows by taking into account the significance of such cash flows, the competitive situation and other opportunities to adapt. The business units’ hedging practices are monitored regularly by our corporate treasury department.

Hedging operations are centralized through Metso’s treasury. Upper limits have been set on the open currency exposures of the corporate treasury, calculated on the basis of their potential profit impact. These limits cover net exposures from transfers between units and items arising from financing activities. Future foreign currency net cash flows are hedged for periods, which do not normally exceed two years. Accordingly, the majority of future cash flows related to the order backlog are hedged.

We have, to a large extent, hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings, currency derivatives, and to some extent through receivables. As of December 31, 2003, apart from forward foreign exchange contracts, options and currency swaps, we were not a party to any other derivative foreign currency instruments.

We had hedged approximately 90 percent of our net foreign currency exposure at the end of 2003, arising primarily from long-term contracts, net of any expected matching foreign currency payments. In addition, as of December 31, 2003, we had hedged net of tax effect 57 percent of our Swedish krona, 72 percent of our U.S. dollar and 64 percent of our Canadian dollar denominated net investments in subsidiaries by borrowings and forward exchange contracts.

Our net gains and losses sustained from foreign currency exchange rate fluctuations were approximately a net loss of €3 million for the year ended December 31, 2003, compared to a net loss of €6 million for the year ended December 31, 2002.

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure, which is composed of future cash flows in foreign currencies. The aggregate foreign exchange transaction exposure is composed of all assets and liabilities that are denominated in foreign currencies, excluding those items which have been used to hedge net investments, projected cash flows from firm commitments of both short- and long-term sales and purchase contracts, hedged anticipated cash flows and derivative financial instruments hedging the above items.

The sensitivity analysis assumes an instantaneous ten percent change in foreign currency rates against the euro from their level as of December 31, 2003, with all other variables held constant. If the euro appreciates or depreciates ten percent against all other currencies, the impact on our cash flows derived from the year-end 2003 net exposure is a corresponding decrease or increase of approximately €2 million during future years, compared to less than €1 million as of December 31, 2002.

These above assumptions are hypothetical and the actual results may differ substantially from the projected figures.

Interest Rate Risk

We are exposed to variations in interest rates primarily on euro and U.S. dollar denominated debt, which may cause changes in the values of interest bearing liabilities and assets, which are already in the balance sheet (price risk) and also affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk). To manage interest rate risk, we have set limits for the ratio of floating-rate to fixed-rate loans and the average duration. Interest rate risks can also be managed by interest rate swaps and other derivative contracts.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate level interest rate exposure, composed of interest bearing investments, interest bearing debts and financial derivatives, such as interest rate swaps, which are used to hedge the above items.

The sensitivity analysis assumes a one percent (100 basis points) parallel move in interest rates for all maturities from their levels as of December 31, 2003 with all other variables held constant. A one percent move upwards or downwards in all interest rates would lead to a corresponding increase or decrease of approximately €5 million on net interest expenses on the outstanding balances as of December 31, 2003, compared to €5 million as of December 31, 2002.

Equity Price Risk

The market value of the shares in publicly traded companies owned by us as of December 31, 2003, was €16 million. If the prices of the shares had decreased by ten percent, the market value of the investments at the end of 2003 would have declined by €2 million in comparison to €1 million at the end of 2002. We have not used any derivative instruments to hedge our equity investments.

Commodity Price Risk

We are exposed to variations in prices of materials and supplies including energy. To manage risks related to prices of electricity in certain regions, we have since August 2003 used forward contracts to hedge part of these exposures. Hedging is focusing on the estimated energy consumption for the next twelve-month period with some contracts extended to approximately three years.

We use sensitivity analysis techniques to measure and assess risk on electricity forward contracts. The basis for the sensitivity analysis is the net aggregate amount of energy bought by the forward contracts.

The sensitivity analysis assumes a 10 percent parallel move in electricity price for all maturities from their levels as of December 31, 2003. A 10 percent move upwards or downwards in all prices would lead to a corresponding increase or decrease in net assets of approximately €1 million on fair values of electricity forward contracts outstanding as of December 31, 2003.

Other commodity risks are not managed by using financial instruments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our president and chief executive officer and our executive vice president and chief financial officer; after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Exchange Act) as of December 31, 2003, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this annual report was being prepared.

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Heikki Hakala is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F. Both other members of the audit committee, Mr. Matti Kavetvuo and Ms. Maija-Liisa Friman, are independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to our president and chief executive officer, our chief financial officer and our principal accounting officer. The code of ethics can be viewed on our Internet pages at www.metso.com -> About us -> Values -> Ethical Principles.

Item 16C. Principal Accountant Fees and Services

Audit Fees

During the financial years ended December 31, 2002 and December 31, 2003, we incurred aggregate expenses of €3.2 million and €2.8 million respectively, for services rendered by our principal auditor, PricewaterhouseCoopers for the audit of our annual financial statements and services rendered in connection with statutory and regulatory filings including the review of documents filed with the SEC.

Audit-Related Fees

During the financial years ended December 31, 2002 and December 31, 2003, we incurred aggregate expenses of €0.8 million and €1.3 million, respectively, for services rendered by our principal auditor, PricewaterhouseCoopers for assurance and related services. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews, review of security controls and operational effectiveness of systems, due diligence reviews related to acquisitions, and employee benefit plan audits.

Tax Fees

During the financial years ended December 31, 2002 and December 31, 2003, we incurred aggregate expenses of €2.1 million and €2.7 million, respectively, for services rendered by our principal auditor, PricewaterhouseCoopers, for services related to tax compliance including the preparation of original and amended tax returns and claims for refund; tax consultations and tax planning services.

All Other Fees

During the financial year ended December 31, 2002, we incurred aggregate expenses of €0.2 million for services provided by PricewaterhouseCoopers Consulting prior to its sale to IBM in 2002. There were no such fees incurred in 2003.

Audit Committee Pre-Approval Policies and Procedures

The audit committee has adopted a policy requiring pre-approval of audit, audit-related, tax and other non-audit services provided by our independent auditors. Under this policy, the audit committee shall annually pre-approve an audit plan containing the types of services to be performed by our principal auditor, including an estimate of fees grouped by the type of service, based on a schedule prepared together by Metso and our principal accountant. The appendices to the policy set out the services that have been pre-approved by the audit committee without specific advance consideration, subject to an annual review. All other audit, audit-related, tax and other services that do not fall under the de minimis exception and which are outside the scope of pre-approval described above must be specifically pre-approved by the audit committee.

During 2003, services provided to Metso by PricewaterhouseCoopers representing less than 2 percent of audit-related fees (equivalent to less than 0.5 percent of the total fees) were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See financial statements beginning on page F-1.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Association of Metso.*

2.1	Not applicable.**

4.1	Service Contract for Jorma Eloranta, president and chief executive officer of Metso Corporation, dated November 30, 2003.

6.1	See Note 11 to our consolidated financial statements included in this annual report for information on how earnings per share information was calculated.

8.1	List of Subsidiaries.

12.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on April 17, 2003.
**	The total amount of long-term debt securities authorized under any instrument does not exceed ten percent of the total assets of the Group on a consolidated basis.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF METSO CORPORATION

Page
Report of Independent Auditors	F-2

Consolidated Statements of Income for each of the years ended
December 31, 2001, 2002 and 2003	F-3

Consolidated Balance Sheets as of December 31, 2002 and 2003	F-4

Consolidated Statements of Cash Flows for each of the years
ended December 31, 2001, 2002 and 2003	F-7

Consolidated Statements of Changes in Shareholders’ Equity
as of December 31, 2001, 2002 and 2003	F-9

Notes to the Consolidated Financial Statements	F-10

METSO

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Metso Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, statements of cash flows and statements of shareholders equity, present fairly, in all material respects, the financial position of Metso Corporation and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Finland. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Helsinki, Finland February 23, 2004, except for Notes 32 and 33, as to which date is March 24, 2004

PricewaterhouseCoopers Oy Authorized Public Accountants

METSO

Consolidated Statements of Income (in millions, except for per share amounts)

		Year ended December 31,
	Note	2001	2002	2003
		€	€	€

Net sales		4,343	4,691	4,250

Cost of goods sold	3,6	(3,200)	(3,425)	(3,211)

Gross profit		1,143	1,266	1,039

Selling, general and administrative expenses	2,3,6	(873)	(1,015)	(906)
Nonrecurring operating income and expenses, net	4	4	(27)	(106)
Goodwill impairment	5	–	–	(205)
Amortization of goodwill	6	(28)	(57)	(51)

Operating profit (loss)		246	167	(229)

Financial income and expenses, net	7	(24)	(74)	(74)
Share of profits of associated companies	8	0	0	0

Income (loss) before extraordinary items and income taxes		222	93	(303)

Extraordinary expenses, net	9	(8)	–	–

Income (loss) before income taxes		214	93	(303)

Income taxes	10	(72)	(26)	44
Minority interests		(1)	(2)	1

Net income (loss)		141	65	(258)

Earnings (loss) per share	11	1.09	0.48	(1.89)

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets (in millions)

		As of December 31,
	Note	2002	2003
ASSETS		€	€

Fixed assets and financial assets
Intangible assets	12
Goodwill		895	623
Other intangible assets		116	137

		1,011	760

Tangible assets	12,13
Land and water areas		85	80
Buildings		350	329
Machinery and equipment		343	336
Other tangible assets		31	28
Assets under construction		82	37

		891	810

Financial assets
Shareholdings and other securities	15	51	44
Own shares	15	1	1
Loans receivable	18	20	37
Accounts receivable	18	5	2
Other long-term investments	16,18	26	10

		103	94

Total fixed and financial assets		2,005	1,664

Current assets
Inventories
Materials and supplies		186	169
Work in process		281	275
Finished products		352	299

		819	743

Receivables	18
Accounts receivable		836	719
Costs and earnings of projects under construction in excess of billings	17	174	269
Loans receivable		5	5
Accrued income and prepaid expenses		201	88
Deferred tax asset	10	98	145
Other receivables		60	53
Other short-term investments		11	7

		1,385	1,286

Cash and cash equivalents		190	130

Total current assets		2,394	2,159

Total assets		4,399	3,823

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets -- Continued (in millions)

		As of December 31,
	Note	2002	2003
		€	€
SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	19
Share capital		232	232
Share premium reserve		14	14
Legal reserve		227	228
Cumulative translation differences		(60)	(76)
Reserve for own shares		1	1
Other reserves		202	202
Retained earnings		698	681
Net income (loss) for the financial year		65	(258)

Total shareholders’ equity		1,379	1,024

Minority interests		10	6

Mortgages and contingent liabilities	25	–	–

Liabilities
Long-term debt	20
Bonds		713	695
Loans from financial institutions		233	183
Pension loans		38	29
Other long-term debt		36	50

		1,020	957

Other long-term liabilities
Accrued expenses	21,24	126	134
Deferred tax liability	10	25	22
Other long-term loans		1	5

		152	161

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets -- Continued (in millions)

		As of December 31,
	Note	2002	2003
		€	€
Current liabilities
Current portion of long-term debt		50	17
Other interest bearing short-term debt	22	283	295
Advances received		141	147
Accounts payable		321	282
Billings in excess of costs and earnings of projects under construction	17	84	41
Accrued expenses and deferred income	23,24	873	818
Other current liabilities		86	75

		1,838	1,675

Total liabilities		3,010	2,793

Total shareholders’ equity and liabilities		4,399	3,823

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Cash Flows (in millions)
	Year ended December 31,
	2001	2002	2003
	€	€	€
Cash flows from operating activities:
Net income (loss)	141	65	(258)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	149	197	183
Efficiency improvement program of 2003:
Provisions	—	—	60
Asset write-downs	—	—	25
Impairment of goodwill	—	—	205
Tax receivable on goodwill impairment	—	—	(21)
Gain on sale of fixed assets	(4)	(7)	0
Gains on sale of subsidiaries and associated companies	(11)	(1)	(12)
Gains on sale of marketable securities	(37)	(7)	(3)
Share of profits and losses of associated companies	0	(1)	(2)
Other non-cash items	10	28	23
Change in net working capital, net of effect from
business acquisitions	(13)	(22)	(54)

Net cash provided by operating activities	235	252	146

Cash flows from investing activities:
Capital expenditures on fixed assets	(154)	(191)	(128)
Proceeds from sale of fixed assets	18	33	14
Acquisition of Svedala, net of cash acquired	(804)	—	—
Other business acquisitions, net of cash acquired	(24)	(1)	(2)
Investments in associated companies	—	(1)	—
Proceeds from sale of subsidiaries and associated companies	17	38	31
Tax paid on gain of Timberjack sale	(85)	—	—
Proceeds from sale of shares and marketable securities	90	110	6
Investments in shares and marketable securities	(1)	(2)	(1)

Net cash used in investing activities	(943)	(14)	(80)

Cash flows from financing activities:
Dividends paid	(81)	(82)	(82)
Hedging of net investment in foreign subsidiaries	0	—	12
Net borrowings (payments) on short-term debt	114	(50)	17
Proceeds from issuance of long-term debt	798	200	110
Principal payments of long-term debt	(466)	(311)	(171)
Notes receivable issued	(7)	(4)	(8)
Proceeds from payments on notes receivable	68	14	2
Other	7	0	(1)

Net cash provided by (used in) financing activities	433	(233)	(121)

Effect of changes in exchange rates on cash and cash equivalents	2	(27)	(5)
Net decrease in cash and cash equivalents	(273)	(22)	(60)
Cash and cash equivalents at beginning of year	485	212	190

Cash and cash equivalents at end of year	212	190	130

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Cash Flows -- Continued (in millions)
	Year ended December 31,
	2001	2002	2003
	€	€	€
Change in net working capital, net of effect from
business acquisitions:
(Increase) decrease in assets and increase (decrease)
in liabilities:
Inventory	57	24	23
Receivables	(40)	183	70
Other assets	(34)	35	59
Percentage of completion: recognized assets and
liabilities, net	(74)	(71)	(140)
Accounts payable	8	(46)	(26)
Accrued liabilities	79	(119)	(51)
Other liabilities	(9)	(28)	11

Total	(13)	(22)	(54)

Supplemental cash flow information:
Acquisition of businesses:
Intangible assets	11	0	—
Tangible assets	197	1	—
Goodwill	836	4	0
Current assets, other than cash	909	2	—
Minority interests	10	0	2
Liabilities assumed	(1,135)	(6)	—

Acquisition of businesses, net cash used	828	1	2

Revolving credit facility activity
Borrowings	225	1,409	398
Payments	—	1,513	426

Cash paid (received) during the year for
Interest	47	83	69
Income taxes (1)	113	57	(6)

(1)	Includes cash receipt of €30 million related to income tax benefit realized for the goodwill impairment for the year ended December 31, 2003.

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Changes in Shareholders’ Equity (in millions, unless otherwise indicated)

	Number of shares	Share capital	Share premium reserve	Legal reserve	Cumulative translation differences	Reserve for own shares	Other reserves	Retained earnings	Total
	(thousands)	€	€	€	€	€	€	€	€
Balance at December 31,
2000	135,562	230	8	220	46	1	202	718	1,425
Dividends	—	—	—	—	—	—	—	(81)	(81)
Share issue (option rights)	689	2	6	—	—	—	—	—	8
Translation differences	—	—	—	—	(21)	—	—	—	(21)
Other	—	—	—	1	—	—	—	(4)	(3)
Net income (loss)	—	—	—	—	—	—	—	141	141

Balance at December 31,
2001	136,251	232	14	221	25	1	202	774	1,469

Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	(85)	—	—	—	(85)
Other	—	—	—	6	—	—	—	6	12
Net income (loss)	—	—	—	—	—	—	—	65	65

Balance at December 31,
2002	136,251	232	14	227	(60)	1	202	763	1,379

Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	(16)	—	—	—	(16)
Other	—	—	—	1	—	—	—	0	1
Net income (loss)	—	—	—	—	—	—	—	(258)	(258)

Balance at December 31,
2003	136,251	232	14	228	(76)	1	202	423	1,024

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Notes to Consolidated Financial Statements

Note 1. Accounting Principles

Description of businesses

Metso is a multinational engineering company, which designs, develops and produces systems, automation solutions, machinery and equipment for process industries. The main customer industries are the pulp and paper, mining, construction and civil engineering as well as energy and chemical industries. Metso’s operations are divided into four business areas: Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. Metso Ventures is comprised of Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. As of March 2002, reporting for Metso Panelboard was transferred from Metso Paper to Metso Ventures. In November 2002, Metso announced its plan to dispose of Converting Equipment, the sale was finalized on January 31, 2004. As of October 1, 2003 the reporting for the foundries located in Finland and in Sweden was transferred from Metso Paper and from Metso Minerals to Metso Ventures. On February 4, 2004, Metso announced its decision to review the development possibilities of its Compaction and Paving business line, including divestment. Compaction and Paving is reported under Metso Minerals.

Basis of presentation

The consolidated financial statements, prepared in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”), include the financial statements of Metso Corporation (the “Parent Company”) and its subsidiaries (together with the Parent Company, “Metso” or the “Company”). Metso Corporation was formed in 1999 as a result of the merger of Rauma Corporation (“Rauma”) and Valmet Corporation (“Valmet”). The merger was consummated on July 1, 1999 and is accounted for by the pooling-of-interests method.

The financial statements are presented in millions of euros (“ €”), except for share and per share amounts.

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

Principles of consolidation

The consolidated financial statements include the accounts of the Parent Company and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 percent of the voting rights. The companies acquired during the financial period have been consolidated from the date that Metso acquired control. Subsidiaries sold have been included up to their date of sale.

All intercompany transactions are eliminated as part of the consolidation process. Minority interests are presented separately before net income. They are also shown separately from shareholders’ equity and liabilities on the consolidated balance sheets.

Acquisitions of companies are accounted for using the purchase method. Goodwill represents the excess of the purchase cost over the book value of the net assets of the acquired companies. A portion of the goodwill is allocated to fixed assets, which are depreciated over their useful lives. The remaining goodwill arising from acquisitions is amortized over a period not to exceed twenty years. Deferred credit (negative goodwill) represents the excess of net assets of acquired companies over the purchase cost. Deferred credit arising from acquisitions is allocated to reduce the acquired fixed assets.

The equity method of accounting is used for investments in associated companies in which the investment provides Metso the ability to exercise significant influence over the operating and financial policies

METSO

Notes to Consolidated Financial Statements

of the investee company. Such influence is presumed to exist for investments in companies in which Metso’s direct or indirect ownership is between 20 and 50 percent. Under the equity method, the share of profits and losses of associated companies is included in the consolidated statements of income. The share of the result of associated companies, the activity of which is closely connected with the business areas of Metso, is recorded in other income and expenses, net. Metso’s share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheets.

Other shareholdings and securities (voting rights less than 20 percent) are stated at cost and dividends received are included in the statements of income; a write-down is made where it is deemed necessary to reduce the cost to estimated net realizable value.

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

The statements of income of foreign subsidiaries (i.e., outside the Euro area) are translated into euro at the average exchange rates for the financial year and the balance sheets are translated at the exchange rate of the balance sheet date. The resulting translation differences are recorded directly to equity. When Metso hedges the equity of its foreign subsidiaries with foreign currency loans and with financial derivatives, the translation difference is adjusted by the currency effect of hedging instruments and recorded in equity, net of taxes.

Derivative financial instruments

Metso uses a variety of derivative financial instruments, mainly forward exchange contracts, and a limited number of interest rate, currency and cross-currency swaps as well as currency options and commodity contracts, as part of an overall risk management policy. These instruments are used to reduce the foreign currency and interest rate risks relating to existing assets, liabilities, firm commitments, forecasted sales and estimated consumption of raw materials.

Metso does not hold nor issue derivative financial instruments for trading purposes.

Metso uses principally forward exchange contracts to hedge the currency risk on certain commercial assets (receivables) and liabilities (payables) and firm commitments (orders). The derivatives are designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. If a derivative has been contracted to close or reduce net exposure to a certain currency or group of currencies, it is fair valued quarterly and the arising variation in fair values is recognized in the consolidated statements of income.

Currency options are used to hedge forecasted sales. Options are recorded at fair value.

Metso hedges its net foreign investments in certain currencies to reduce the effect of exchange rate fluctuations. The hedging instruments are mainly foreign currency loans and forward exchange contracts, and to some extent cross-currency swaps. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation to the extent that these hedges are effective.

Currency and cross-currency swaps are used to hedge foreign currency denominated loans. The translation differences arising from the derivative instruments are recorded concurrently with the translation difference of the underlying loans. Interest expense and income, net is recognized as incurred.

When derivative instruments have been used to mitigate the foreign currency fluctuation arising from business acquisitions, the instruments are fair valued and the respective change is charged to income.

Metso’s exposure to interest rate risk, arising from interest bearing receivables and loans, is managed

METSO

Notes to Consolidated Financial Statements

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

If the interest leg of a cross-currency swap or an interest swap has not been designated as a hedge of an underlying item at its inception, the interest portion of the swaps is recorded at fair value. Interest rate futures are fair valued quarterly and the change in fair value is recognized in financial income and expenses, net.

Metso has entered into electricity futures to reduce the effects of the volatility of the electricity prices of its units located in Finland. The unrealized gains and losses of the contracts are deferred and recognized concurrently with the underlying consumption at the maturity date of the related contracts.

Other long-term investments

Marketable debt securities, e.g., bonds, commercial papers and time deposits are included in other long-term investments when their maturity, at the time of their inception, exceeds one year. The unrealized gains and losses on marketable securities are deferred and recognized in income when realized either at disposal or at maturity.

Revenue recognition

Revenues from goods and services sold are recognized, net of sales taxes, discounts and foreign exchange differences, when substantially all the risks and rewards of ownership are transferred to the buyer, or when legal title of the goods and responsibility for shipment has transferred to the buyer. The transfer of risk takes place either when the goods are shipped or made available to the buyer for shipment, depending on the delivery clause of the contract. The credit worthiness of the buyer is verified before engaging into a sale. However, should a risk of non-payment arise after revenue recognition, a provision for non collectibility risk is established.

Percentage-of-completion method: Sales and anticipated profits under significant long-term engineering and construction contracts are recorded on a percentage-of-completion basis. The measurement is done either by units of delivery, which are based on predetermined milestones and on the realized value added (contract value of the work performed to date) or by the cost-to-cost method of accounting. Estimated contract profits are recorded in earnings in proportion to recorded sales. In the cost-to-cost method, sales and profits are recorded after considering the ratio of accumulated costs to estimated total costs to complete each contract. In certain cases, subcontractor materials, labour and equipment, are included in sales and costs of goods sold when management believes that Metso is responsible for the ultimate acceptability of the project. Changes to total estimated contract costs and losses, if any, are recognized in the period in which they are determined.

Sales with repurchase commitments are recognized at the time of the delivery and the commitment is included in contingent liabilities.

Trade-ins: Sales, against which trade-ins are accepted, are recorded at contract price. Any reduction between the agreed trade-in price and its recorded value in the inventory is recognized in cost of goods sold concurrently with the sale.

Shipping and handling costs

The Company includes shipping fees billed to customers in revenues and shipping costs incurred in cost of sales.

Advertising costs

Advertising costs are expensed as incurred.

METSO

Notes to Consolidated Financial Statements

Research and development

Research and development costs are expensed as incurred. Research and development costs comprise salaries, administration costs, depreciation and amortization of tangible and intangible fixed assets.

Maintenance, repair and renewals

Maintenance, repairs and renewals are charged to expense as incurred. However, major betterments are capitalized and depreciated over their expected useful lives.

Pensions and coverage of pension liabilities

The pension coverage of personnel working for Metso in Finland is mainly insured by payments made to pension insurance companies and, to some extent, by an internal Pension Fund. The Fund has been closed to new employees since 1987 and the accumulated pension liability of the Fund has been transferred to an external insurance company. Subsequently the Fund was wound up in the year 2001.

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

Fixed assets and long-term investments

Intangible and tangible assets are stated at cost, less accumulated depreciation. Land and water areas are not depreciated.

Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets as follows:

Buildings	15 – 40 years
Machinery and equipment	3 – 20 years
Other tangible assets	5 – 20 years
Intangibles, other than goodwill and trade names	3 – 12 years
Trade names	20 years
Goodwill	5 – 20 years

Impairments of fixed assets and capital gains and losses on the disposal of fixed assets are included in operating profit (loss) or in extraordinary items depending on the nature of the event.

Goodwill arising from strategic business acquisitions is amortized over 20 years. The acquisition of Svedala in 2001 has been classified as strategic and the goodwill arising from it is being amortized over 20 years.

Metso reviews long-lived assets and certain intangibles, other than goodwill, to be held and used by the company for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The carrying value of goodwill for each business area is reviewed annually or, more frequently, if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value may not be recoverable. The testing is performed at the reporting unit level, which in Metso is one level below the segment level. The annual testing may be waived if there has not been significant changes to the assets and liabilities of the reporting unit, if in the previous testing the fair value clearly exceeded the carrying values tested, and if the likelihood that the current fair value would be less than the current carrying value of the reporting unit is remote. Metso uses discounted cash flow analysis to assess the fair value of goodwill.

METSO

Notes to Consolidated Financial Statements

Capitalization of interest expenses

The interest expenses of self-constructed investments are capitalized in Metso’s financial statements. The capitalized interest expense is amortized over the estimated useful life of the underlying asset.

Revaluation of fixed assets

Fixed assets are stated at historical acquisition price reduced by accumulated depreciation. Revaluations are not permitted.

Leasing

Rental expenses for operating leases are expensed as incurred. Acquisitions of property and equipment under capital lease arrangements are recorded in fixed assets and depreciated over their expected useful lives.

Own shares (treasury stock)

Own shares held by Metso are valued at reacquisition price in a separate caption under financial assets. Own shares have been deducted from the number of shares outstanding and the share capital for the calculation of per share and other performance related indicators.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and other liquid investments with an original maturity of ninety days or less.

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

Accounts receivable and securitization

Accounts receivable are recognized at original invoice amount to customers net of allowance for doubtful receivables. The allowance is recorded on the basis of periodic reviews of potential non-recovery of receivables by taking into consideration individual customer credit risk, economic trends in customer industries and changes in payment terms. Bad debts are written off when official announcement of receivership, liquidation or bankruptcy is received confirming that the receivable will not be honoured. If extended payment terms, exceeding two years, are offered to customers, the invoice amount is discounted to its present value and interest income is recognized over the credit term.

Metso sells certain receivables through arrangements with third party financial institutions. If specific criteria are met, including legal isolation from the Company, these receivables are removed from the Metso’s books, and a gain or loss on sale of the receivables is recorded.

Nonrecurring operating income and expenses

Nonrecurring operating income and expenses include restructuring and reorganization costs which have

METSO

Notes to Consolidated Financial Statements

either been realized or planned and to which the management is committed, and other major one-time operating income and expenses.

Extraordinary items

Extraordinary items, net of taxes, include significant unusual income and expenses not resulting from ordinary course of business operations.

Equity share of untaxed reserves

In Finland and certain other countries, companies are permitted to reduce or increase taxable income by adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company’s financial statements. Such amounts are included, net of taxes, in other shareholders’ equity in the consolidated accounts.

Warranty

An accrual is made for expected warranty costs. The adequacy of this accrual is reviewed periodically based on an analysis of historical experience and anticipated probable warranty liabilities.

Restructuring costs

A provision for restructuring is recognized only after management has developed and approved a formal plan to which it has committed. The costs included in a provision for restructuring are those costs that are either incremental and incurred as a direct result of the plan or are the result of a continuing contractual obligation with no continuing economic benefit to Metso or a penalty incurred to cancel the contractual obligation. A restructuring provision also includes other costs incurred as a result of the plan, which are recorded separately under nonrecurring income and expenses, such as asset write-downs, environmental liabilities and costs to transfer operations to new locations.

Environmental remediation costs

Metso accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Income taxes

Income taxes presented in the income statement consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the results for the financial year of the companies, and adjustments of taxes for previous years.

A deferred tax liability or asset has been determined for all temporary differences between the tax bases of assets and liabilities and their amounts in financial reporting, using the enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets at their estimated realizable amounts. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

METSO

Notes to Consolidated Financial Statements

minority interests and taxes related to normal business operations. The amount is divided by the weighted average number of shares outstanding during each period. The average number of own shares has been deducted from the number of outstanding shares.

The diluted earnings per share have been computed by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance of, if later, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options.

The assumption of exercise is not reflected in earnings per share when the exercise price of the warrants and options exceeds the average market price of the common stock during the period. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

Note 2. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Marketing and selling expenses	425	548	492
Research and development expenses, net(1)	137	146	126
Administrative expenses	315	341	299
Other income	(15)	(26)	(17)
Other expenses	11	6	6

Total	873	1,015	906

(1)	Research and development expenses are presented net of grants received of €9 million, €8 million and €7 million and net of capitalized investments of €13 million, €13 million and €7 million and includes depreciation of €9 million, €11 million and €11 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Note 3. Personnel Expenses and Number of Personnel

Information regarding personnel expenses and number of personnel is as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Salaries to the members of Boards of
Directors and managing directors
of group companies	12	14	13
Other wages and salaries	924	1,062	951
Pension costs	99	112	104
Other indirect employee costs	156	183	173

Total	1,191	1,371	1,241

	Year ended December 31,
	2001	2002	2003
Number of personnel:
Personnel, average	25,613	29,258	27,400
Personnel, at end of year	30,242	28,489	26,240

METSO

Notes to Consolidated Financial Statements

Note 4. Nonrecurring Operating Income and Expenses

Nonrecurring operating income and expenses consist of the following:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Gain on sale of businesses
Metso Automation	—	—	11
Metso Ventures	—	—	1
Gain on sale of listed and other shares
Metso Ventures	—	1	—
Headquarters and other	47	7	3

Nonrecurring operating income, total	47	8	15

Expenses related to the efficiency improvement
program of 2003
Metso Paper	—	—	(36)
Metso Minerals	—	—	(55)
Metso Automation	—	—	(7)
Metso Ventures	—	—	(4)
Headquarters and other	—	—	(1)
Restructuring expenses
Metso Paper	(15)	(6)	—
Metso Minerals	(13)	(10)	—
Metso Automation	(8)	(3)	(5)
Metso Ventures	—	(8)	—
Converting Equipment	—	(1)	—
Other expenses
Metso Minerals	(3)	(3)	(11)
Metso Ventures	—	—	(2)
Headquarters and other	(4)	—	—
Converting Equipment	—	(4)	—

Nonrecurring operating expenses, total	(43)	(35)	(121)

Nonrecurring operating income and expenses, net	4	(27)	(106)

Gain on sale of listed and other shares included gains on disposal of listed companies of €37 million, €7 million and €3 million for the years ended December 31, 2001, December 31, 2002 and December 31, 2003, respectively.

In January 2003, Metso divested Metso Hydraulics, which was part of Metso Ventures, and in February 2003 Network Management Solutions, which was part of Metso Automation. For the year ended December 31, 2003, the gain recognized for the sale of Metso Hydraulics was €1 million and the gain on the sale of Network Management Solutions was €11 million.

Restructuring expenses consist of both paid and accrued expenses related to the restructuring of business operations. For the year ended December 31, 2001, Metso Paper’s expenses of €15 million consisted of reorganizing operations in the United States and in Sweden. Metso Automation’s expenses amounted to €8 million and related to reorganizing operations in the United States. Metso Minerals’ expenses, €13 million, consisted of restructuring and integration measures worldwide and included €7 million of restructuring expenses related to the acquisition of Svedala.

For the year ended December 31, 2002, the restructuring expenses comprised €10 million, of which €4 million related to Svedala acquisition, of employee and exit costs of Metso Minerals’ operations in Europe and in North and South America. The streamlining of Metso Paper’s North American and Swedish operations continued in the year ended December 31, 2002, with exit costs amounting to €6 million. Concurrently with

METSO

Notes to Consolidated Financial Statements

Metso Paper’s reorganization, Converting Equipment recognized €1 million of exit costs in North America. Restructuring costs of €8 million recognized by Metso Ventures’ Panelboard Technology and €3 million by Metso Automation, relate to restructuring of operations to enhance the refocused business strategies.

For the year ended December 31, 2003, restructuring expenses consisted of Metso Automation’s reorganization in the United States and amounted to €5 million.

For the years ended December 31, 2001 and 2002, respectively, other expenses comprised of €4 million for marketing and support costs for extending the use of the Metso name to business operations and of additional one-time inventory write-off of €4 million in Converting Equipment. For the years ended December 31, 2001 and 2002, respectively, the caption includes, in both financial years, costs of €3 million in Metso Minerals for integration projects, initiated before the acquisition of Svedala, and which continued through out the year 2002. For the year ended December 31, 2003, other expenses of Metso Minerals’, €11 million, included reserves for Metso Minerals’ UK operations and various reserves related to the Svedala acquisition. For the year ended December 31, 2003, Metso Ventures’ other expenses of €2 million comprised a write-down of patents in Metso Panelboard and charges related to Metso Drives’ operations in the United States.

In June 2003, Metso announced an efficiency improvement program affecting all business areas. The program is designed to cut overhead costs and aims to achieve substantial cost savings. For the year ended December 2003, Metso recognized €103 million of expenses related to the efficiency improvement program.

The total costs of the efficiency improvement program of 2003 comprised of the following:
Year ended December 31, 2003 (€ in millions)
Efficiency improvement program
Pensions and postretirement benefits	21
Employee termination and exit cost	42
Write-down of fixed assets and inventory	25
Restructuring expenses	7
Other expenses	8

Efficiency improvement program, total	103

A summary of the cash flow effect and balance sheet impact of the efficiency improvement program of 2003 is presented below:
Year ended December 31, 2003 (€ in millions)
Amount recorded as expense for the efficiency improvement program	103
Paid in 2003	(18)
Write-down of fixed assets and inventory	(8)

Accrued liabilities as at December 31, 2003	77

Note 5. Goodwill impairment

Metso assesses the value of the goodwill for impairment annually or more frequently, if facts and circumstances indicate the need, using fair value measurement techniques, such as the discounted cash flow methodology. The testing is performed on the reporting unit level, which can be a reportable segment or one level below reportable segment. In the discounted cash flow method, Metso discounts forecasted performance

METSO

Notes to Consolidated Financial Statements

plans to their present value. The discount rate is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit’s total capital and the risk associated with the cash flow and the timing of the cash flow. The comparison methods and other estimation techniques are utilized to verify the reasonableness of the value derived from the discounted cash flow.

Due to the tightened competition, reduced demand in certain market areas and exchange rate development, especially the impact of the weakened U.S. Dollar, the operating profits of Metso Minerals operations were lower than expected for the year. As of September 30, 2003, upon completion of the annual impairment assessment, based on updated forecasted plans approved by the Board of Directors, it was determined that Metso should recognize an impairment loss of €205 million related to the Metso Minerals business.

A summary of changes in Metso’s goodwill during the years ended December 31, 2002 and 2003 by business segments is as follows:

	Balance at Beginning of Year	Amortization	Translation difference and other changes	Impairment loss	Balance at End of Year
	(€ in millions)
2002
Metso Paper	117	(8)	(13)	—	96
Metso Minerals (1)	858	(43)	(69)	—	746
Metso Automation	30	(3)	(2)	—	25
Metso Ventures	19	(2)	(1)	—	16
Converting Equipment	13	(1)	0	—	12

Total	1,037	(57)	(85)	—	895

2003
Metso Paper	96	(8)	(10)	—	78
Metso Minerals	746	(38)	(5)	(205)	498
Metso Automation	25	(3)	(1)	—	21
Metso Ventures	16	(1)	0	—	15
Converting Equipment	12	(1)	0	—	11

Total	895	(51)	(16)	(205)	623

(1)	Other changes for the year ended December 31, 2002 include the final allocation of €81 million of excess purchase price to the fixed assets acquired in the Svedala acquisition in 2001. See Note 14 for additional information.

Note 6. Depreciation and Amortization

Depreciation and amortization expenses consist of the following:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Intangible assets
Goodwill	28	57	51
Other intangible assets	16	19	16
Tangible assets
Buildings	22	26	25
Machinery and equipment	77	87	84
Other tangible assets	6	8	7

Total	149	197	183

METSO

Notes to Consolidated Financial Statements

Depreciation and amortization charged against operations by activity are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Cost of goods sold	77	83	82
Marketing, selling and administrative expenses
Marketing and selling	7	12	8
Research and development	9	11	11
Administrative	28	34	31
Goodwill	28	57	51

Total	149	197	183

Note 7. Financial Income and Expenses, net

The following table provides a summary of financial income and expenses:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Financial income
Dividends received	12	7	4
Interest income	24	11	7
Other financial income	3	3	1
Net gain (loss) from foreign exchange	2	(4)	(4)

Financial income total	41	17	8

Financial expenses
Interest expenses	(53)	(87)	(73)
Other financial expenses	(12)	(4)	(9)

Financial expenses total	(65)	(91)	(82)

Financial income and expenses, net	(24)	(74)	(74)

As at December 31, 2001, other financial expenses included €5 million in expenses related to the temporary financing of the Svedala acquisition.

Note 8. Investments in Associated Companies

In addition to information provided below for investments in associated companies, see also Note 15.

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Dividends received	0	0	0
Share of profits or losses in associated companies	0	1	2
Equity value of investments in associated companies	14	14	15

METSO

Notes to Consolidated Financial Statements

Note 9. Extraordinary Expenses

The following extraordinary expenses include significant transactions considered outside the normal course of business and the effects of changes in the accounting principles:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Extraordinary expenses, net of taxes
Inventory adjustment in Metso Drives’ German operations	(3)	—	—
Reserve in Metso Automation’s U.S. operations	(5)	—	—

Extraordinary expenses, net of tax benefit of €3 million	(8)	—	—

Note 10. Income Taxes

The domestic and foreign components of income (loss) before extraordinary items and income taxes are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Finland	208	103	(48)
Other countries	14	(10)	(255)

Total	222	93	(303)

The components of income tax expense (benefit) are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Current taxes
Finland	50	(18)	(12)
Other countries	23	17	33

	73	(1)	21
Deferred taxes
Finland	10	22	(53)
Other countries	(11)	5	(12)

	(1)	27	(65)

Current and deferred taxes	72	26	(44)
Tax effect of extraordinary items	(3)	—	—

Income tax expense (benefit)	69	26	(44)

METSO

Notes to Consolidated Financial Statements

The differences between income tax expense (benefit) computed at Finnish statutory rate (29 percent) and income tax expense (benefit) provided on earnings are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Income tax expense (benefit) at Finnish statutory rate	64	27	(88)
Income tax for prior years	(7)	(9)	(3)
Write-down of subsidiary shares(1)	—	(29)	(53)
Temporary differences for which no deferred tax has been
provided	(1)	2	(3)
Benefit of operating loss carryforwards	(3)	(3)	(12)
Amortization and impairment of goodwill	4	16	74
Nontaxable income	0	0	0
Nondeductible expenses	1	1	1
Taxes on foreign subsidiaries’ net income in excess of
income taxes at Finnish statutory rates	3	4	8
Operating losses with no current tax benefit(2)	9	16	26
Effect of extraordinary items	(3)	—	—
Other	2	1	6

Income tax expense (benefit)	69	26	(44)

(1)	Write-down of subsidiary shares includes for the year ended December 31, 2003, the impact of realized tax benefit of €51 million related to a write-down of subsidiary shares recorded in 2002 with full valuation allowance.
(2)	Operating losses with no current tax benefit relate to current year losses for which no deferred tax asset has been recognized.

The components of net deferred tax asset (liability) consist of the following:

	As at December 31,
	2002	2003
	(€ in millions)
Non-current assets
Tax losses carried forward	186	171
Provisions	29	21
Other	0	0
Valuation allowance	(110)	(111)

	105	81
Current assets
Intercompany profit in inventory	10	8
Provisions	84	116
Valuation allowance	0	(3)

	94	121
Current liabilities
Inventories and other	(8)	(6)

Non-current liabilities
Accelerated depreciation and other untaxed reserves	(25)	(22)
Other	(93)	(51)

	(118)	(73)

Deferred tax asset (liability), net	73	123

METSO

Notes to Consolidated Financial Statements

As at December 31, 2003, Metso had €514 million of losses carried forward, primarily attributable to foreign subsidiaries. New losses for the year ended December 31, 2003, amounting to €101 million, increased the deferred tax asset on loss carry-forward by €3 million. Approximately 40 percent of the accumulated loss carry-forwards at December 31, 2003 have no expiration date, 25 percent expires between years 2004-2013 and the remaining 35 percent between years 2014-2024.

The valuation allowance for the deferred tax asset has been as follows:

	Balance at Beginning of Year	Deduction	Increase	Balance at End of Year
	(€ in millions)
2002
Losses carried forward	88	(34)	56	110
Other(1)	17	(17)	0	0

Total	105	(51)	56	110
2003
Losses carried forward	110	(49)	50	111
Other	0	0	3	3

Total	110	(49)	53	114

(1)	The deduction in the valuation allowance for 2002 includes €16 million related to a write-down on subsidiary shares that became tax deductible in the 2002 taxation.

Note 11. Earnings (Loss) per Share

Earnings (loss) per share is calculated as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions, except for per share amounts)
Income (loss) before extraordinary items and income taxes	222	93	(303)
Minority interests	(1)	(2)	1
Taxes on normal business operations	(72)	(26)	44

	149	65	(258)

Weighted average number of shares issued and outstanding
(in thousands)	136,135	136,190	136,190
Earnings (loss) per share, €	1.09	0.48	(1.89)

Weighted average number of diluted shares issued and outstanding
(in thousands)	136,135	136,190	136,190
Diluted earnings (loss) per share, €	1.09	0.48	(1.89)

The diluted earnings (loss) per share have been computed by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance of the warrants and options, if that occurs later during the period, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

METSO

Notes to Consolidated Financial Statements

Note 12. Intangible and Tangible Assets

Intangible and tangible assets consist of the following:

	Year ended December 31,
	2002	2003
	(€ in millions)
Goodwill
Acquisition cost at beginning of year	1,252	1,137
Increases	21	1
Decreases	(101)	(13)
Impairment	—	(205)
Translation differences	(35)	(32)
Accumulated depreciation at end of year	(242)	(265)

Net book value at end of year	895	623

Other intangible assets
Acquisition cost at beginning of year	130	202
Increases	81	41 (1)
Decreases	(6)	(8)
Translation differences	(3)	(2)
Accumulated depreciation at end of year	(86)	(96)

Net book value at end of year	116	137

Land and water areas
Acquisition cost at beginning of year	68	85
Increases	23	1
Decreases	(3)	(4)
Translation differences	(3)	(2)

Net book value at end of year	85	80

Buildings
Acquisition cost at beginning of year	576	599
Increases	82	43
Decreases	(30)	(38)
Translation differences	(29)	(22)
Accumulated depreciation at end of year	(249)	(253)

Net book value at end of year	350	329

Machinery and equipment
Acquisition cost at beginning of year	1,383	1,293
Increases	85	101
Decreases	(113)	(51)
Translation differences	(62)	(35)
Accumulated depreciation at end of year	(950)	(972)

Net book value at end of year	343	336

Other tangible assets
Acquisition cost at beginning of year	88	93
Increases	16	9
Decreases	(6)	(8)
Translation differences	(5)	(4)
Accumulated depreciation at end of year	(62)	(62)

Net book value at end of year	31	28

METSO

Notes to Consolidated Financial Statements

	Year ended December 31,
	2002	2003
	(€ in millions)
Assets under construction
Acquisition cost at beginning of year	59	82
Increases	54	25
Decreases	(30)	(70	)(1)
Translation differences	(1)	0

Net book value at end of year	82	37

(1)	Includes €20 million of reclassifications between Other intangible assets and Assets under construction.

Note 13. Capitalization of Interest Expenses

The capitalized interest expenses consist of the following:

	Year ended December 31,
	2002	2003
	(€ in millions)
Net capitalized interest, beginning of year	4	3
Amortization of capitalized interest expense	(1)	(1)

Net capitalized interest, end of year	3	2

Note 14. Purchase accounting: acquisition of Svedala in September 2001

The goodwill arising from the acquisition of Svedala consists of the following:
€ in millions
Purchase price of the shares	943
Net assets of Svedala including capitalized costs in
acquisition balance sheet	(95)

Excess of purchase consideration over the book value
of net assets acquired	848
Allocation of fair values exceeding book values net of
deferred tax expense of €33 million	(81)

Final goodwill at acquisition	767

METSO

Notes to Consolidated Financial Statements

Allocation of fair values

The fair values exceeding book values of the acquisition balance sheet were allocated to fixed assets as follows:

	Gross amount	Tax effect	Net amount
	(€ in millions)
Intangible assets
Trade names	58	(17)	41
Patents	7	(2)	5
Tangible assets
Land areas	13	(4)	9
Buildings	21	(6)	15
Other tangible assets	15	(4)	11

Total	114	(33)	81

The amortization periods of fixed assets assigned from the excess of purchase consideration are:

Trade names	20 years
Patents	10 years
Buildings	20 years
Other tangible assets	8 years

Total nonrecurring expenses resulting from the Svedala acquisition as of December 31, 2002:

	Gross amount	Tax effect	Net amount
	(€ in millions)
Capitalized in the acquisition balance sheet	79	(15)	64
Recognized in the income statement in the
years ended December 31, 2001 and 2002	11	(3)	8

Total	90	(18)	72

The capitalized nonrecurring expenses include termination benefits, lease termination and exit costs, preacquisition liabilities and contingencies.

METSO

Notes to Consolidated Financial Statements

Note 15. Shareholdings and Other Securities

Investments in associated companies are as follows:

	Year ended December 31,
	2002		2003
	% owner- ship	Equity value	% owner- ship	Equity value
	(€ in millions)
Allimand S.A.	35.8	5	35.8	5
Valmet-Xian Paper Machinery Co. Ltd.	48.3	4	48.3	5
Shanghai Neles-Jamesbury Valve Co. Ltd.	50.0	3	50.0	3
Others		2		2

Total investments in associated companies		14		15

Investments in shareholdings and other securities consist of the following:

	Year ended December 31,
	2002				2003
	Number of shares	% owner- ship	Book value	Fair value	Number of shares	% owner- ship	Book value	Fair value
			(€ in millions)				(€ in millions)
Tamfelt Corporation, Finland(1)	242,100	2.7	4	7	484,200	2.7	4	7
Sampo Plc, Finland	327,540	0.1	1	2	–	–	–	–
Sato Corporation Plc, Finland	239,555	10.9	12	12	239,555	10.9	12	12
Exel Plc, Finland	650,000	12.3	5	4	650,000	12.2	5	8
Other shares and securities			15	15			8	8

Total investments in shares and other securities			37	40			29	35

Total shareholdings and other securities			51				44

(1)	Split 2 for 1 in 2003.

Investments in own shares are as follows:

	Year ended December 31,
	2002				2003
	Number of shares	% owner- ship	Book value	Fair value	Number of shares	% owner- ship	Book value	Fair value
			(€ in millions)				(€ in millions)
Own shares held by Metso Corporation	60,841	0.0	1	1	60,841	0.0	1	1

Note 16. Other Long-term Investments

Other long-term investments consist of certificates of deposits, bonds and other securities with a maturity of greater than one year at the time of acquisition. Other long-term investments amounted to €26 million at December 31, 2002 and to €10 million at December 31, 2003. Other long-term investments are recorded at the lower of cost or market value.

METSO

Notes to Consolidated Financial Statements

Information regarding other long-term investments is as follows:

	As at December 31,
	2002				2003
	Cost	Unrealized gains	Unrealized losses	Fair value	Cost	Unrealized gains	Unrealized losses	Fair value
	(€ in millions)				(€ in millions)
Debt Securities
Bonds and Treasury bills	8	0	—	8	5	0	—	5
Other securities	18	0	—	18	5	0	—	5

Total	26	0	—	26	10	0	—	10

Additional information regarding other long-term investments is as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Purchases	—	6	0
Transferred through Svedala acquisition	25	—	—
Reclassified in other short-term investments	5	35	—
Reclassified in loans receivable	—	—	13
Proceeds from sales	1	18	2
Proceeds from maturities	3	—	1
Realized gains	—	—	0
Realized losses	—	(1)	—

Realized gains and losses on the sale of securities are determined by reference to the carrying value of the specific security sold.

As at December 31, 2003, the maturities of long-term investments in debt and other securities are as follows:

Year ended December 31, 2003 (€ in millions)
Less than five years	6
Five to ten years	2
More than ten years	2

Total	10

Note 17. Costs and Earnings of Projects under Construction in Excess of Billings/Billings in Excess of Costs and Earnings of Projects under Construction

Information on balance sheet items of uncompleted contracts at December 31, 2002 and 2003 is as follows:

	Costs and earnings of uncompleted projects	Billings of Projects	Net
	(€ in millions)
2002
Projects where costs and earnings exceed billings	538	364	174
Projects where billings exceed costs and earnings	161	245	84

2003
Projects where costs and earnings exceed billings	600	331	269
Projects where billings exceed costs and earnings	420	461	41

Compared to the previous year, the building of new production capacity has shifted from Europe and North America mainly to China and to some extent to South America affecting the timing of revenue recognition under the percentage of completion method.

Note 18. Interest bearing and Non-interest bearing Assets

Interest bearing and non-interest bearing assets are as follows:

	As at December 31,
	2002			2003
	Interest bearing	Non- interest bearing	Total	Interest bearing	Non- interest bearing		Total
	(€ in millions)			(€ in millions)
Financial assets
Loans receivable	2	18	20	9	28	(1)	37
Accounts receivable	1	4	5	1	1		2
Other long-term investments	26	—	26	10	—		10

Total	29	22	51	20	29		49

Receivables
Accounts receivable	2	834	836	0	719		719
Costs and earnings of projects under
construction in excess of billings	—	174	174	—	269		269
Loans receivable	2	3	5	3	2		5
Prepaid expenses and accrued income	—	201	201	—	88		88
Other receivables	—	158	158	—	198		198
Other short-term investments	11	—	11	7	—		7

Total	15	1,370	1,385	10	1,276		1,286

(1)	Includes €18 million of prepayments to foreign pension plans and pension insurances.

METSO

Notes to Consolidated Financial Statements

Note 19. Shareholders’ Equity

At December 31, 2003, Metso had 136,250,545 issued shares with a par value of €1.70 per share, the share capital being €232 million. Under its Articles of Association, Metso Corporation’s authorized share capital may not be less than €170 million nor more than €680 million.

At December 31, 2003, Metso held 60,841 of its own shares. The reacquisition price of €1 million has been recorded in the reserve of own shares at cost. In the shareholders’ meeting held on April 15, 2003, the shareholders of Metso renewed the authorization for the Board of Directors to reacquire treasury stock in the limit of five percent of the nominal value of outstanding shares at the time of purchase. Treasury stock can be utilized for business acquisitions, for major investments and for incentive plans of key personnel.

Calculation of distributable funds is as follows:
As at December 31, 2003 (€ in millions)
Other reserves	202
Retained earnings	681
Result for the financial year	(258)
Equity share of accelerated depreciation and other untaxed reserves	(39)
Translation differences	(76)

Total distributable funds	510

The Parent Company’s distributable funds at December 31, 2003 were €616 million. The distribution of dividends to shareholders is limited to the lower of consolidated distributable funds or distributable funds held by the Parent Company.

During the years ended December 31, 2003 and December 31, 2002, the Parent Company paid a dividend of €82 million to shareholders, or €0.60 per common share.

Foreign currency translation adjustment included in the shareholders’ equity consists of the following:

	Year ended December 31,
	2002	2003
	(€ in millions)
Cumulative translation adjustment at beginning of year	25	(60)
Change in foreign currency translation	(127)	(55)
Hedging of net investment denominated in foreign
currency, net of tax expense of €17 million and
€16 million, respectively	42	39

Cumulative translation adjustment at end of year	(60)	(76)

METSO

Notes to Consolidated Financial Statements

Note 20. Long-term Debt

Long-term debt consists of the following:

	As at December 31,
	2002	2003
	(€ in millions)
Bonds	713	697
Loans from financial institutions	270	187
Loans from pension institutions	48	38
Other long-term debt	39	52

	1,070	974

Less current maturities	50	17

Total	1,020	957

Bonds

The bonds consist principally of two loans: a USD 200 million (€158 million) bond and a €500 million bond. The USD denominated bond was issued in the United States in December 1997 and registered with the Securities Exchange Commission (SEC). It matures in 2007 and bears a fixed annual interest rate of 6.875%. A portion of the bond has been converted through a currency swap agreement of GBP 45 million (€64 million) into British pound sterling with a fixed annual rate of 7.51%. The currency swap agreement matures concurrently with the bond.

The €500 million bond was issued in December 2001 under the Euro Medium Term Note Program of €1 billion, which Metso established in December 2000. The bond matures in 2006 and carries a fixed interest of 6.25%.

Loans from financial institutions

Loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of loans is either USD or EUR denominated. The interest rates vary from 1.69% (USD) to 9.50% (ZAR). The loans are payable from year 2004 to 2011.

In June 2003, Metso signed a five-year €450 million revolving credit facility agreement with a syndicate of 14 international banks. The credit replaced two then existing revolving credits: €230 million credit from 1998 and the remaining €400 million of the credit from year 2000. Of these facilities, €98 million was utilized at December 31, 2002. As at December 31, 2003, €66 million of the current revolving facility was utilized.

As at December 31, 2003 the undrawn committed facilities of Metso totaled €384 million.

Loans from pension institutions

Pension loans consist of Finnish pension insurance reborrowing loans amounting to €32 million and of €6 million foreign pension loans.

Other long-term debt

Other long-term loans consist principally of pension liabilities amounting to €39 million at December 31, 2002. As at December 31, 2003 other long-term debt comprised €29 million pension liabilities, €16 million obligations under finance leases and €7 million other liabilities.

METSO

Notes to Consolidated Financial Statements

Maturities of long-term debt as at December 31, 2003 are as follows:

	Bonds	Loans from financial institutions	Loans from Pension Institutions	Other long-term debt	Total
	(€ in millions)
Year
2004	2	4	9	2	17
2005	0	11	10	5	26
2006	500	47	1	3	551
2007	158	10	1	8	177
2008	0	91	1	2	94
2009 and after	37	24	16	32	109

Total	697	187	38	52	974

Note 21. Other Long-term Liabilities - Accrued Expenses

Long-term accrued liabilities consist of the following:

	As at December 31,
	2002	2003
	(€ in millions)
Accrued costs related to the efficiency improvement program of 2003
Pension liabilities for involuntarily terminated personnel	—	5
Accrued restructuring costs	—	1

	—	6

Pension liabilities	49	50
Pension liabilities for involuntarily terminated personnel	6	4
Accrued post-retirement benefits	43	45
Warranty and guarantee liabilities	11	12
Accrued restructuring costs	0	3
Other long-term provisions and accruals(1)	17	14

Total	126	134

(1)	Includes various amounts, which are individually insignificant.

Note 22. Other Interest Bearing Short-term Debt

Other interest bearing short-term debt consists of the following:

	As at December 31,
	2002	2003
	(€ in millions)

Loans from financial institutions	67	25
Domestic commercial paper financing	200	262
Euro Commercial Paper financing	—	—
Other	16	8

Total	283	295

Weighted average interest rate applicable to short-term borrowing at December 31, 2002 and 2003 was 3.4 percent and 2.4 percent, respectively.

METSO

Notes to Consolidated Financial Statements

Metso had undrawn committed short-term credit facilities with banks totaling €100 million at December 31, 2003.

Metso has established a short-term Euro Commercial Paper Program of €150 million and a domestic commercial paper program amounting to €300 million.

Note 23. Accrued Expenses and Deferred Income

Accrued expenses and deferred income consist of the following:

	As at December 31,
	2002	2003
	(€ in millions)
Accrued expenses related to the efficiency improvement program of 2003
Pension liabilities for personnel with terminated contracts	—	7
Employee termination and exit costs	—	33
Accrued restructuring costs	—	6
Other	—	25

	—	71

Accrued restructuring costs	28	10
Employee termination and exit costs	25	6
Accrued interest expenses	8	6
Accrued personnel expenses	156	156
Accrued project costs	334	322
Environmental and product liabilities	4	4
Taxes currently payable	47	51
Warranty and guarantee liabilities	147	127
Other(1)	124	65

Total	873	818

(1)	Includes various amounts, which are individually insignificant.

Note 24. Changes in cost accruals

The cost accruals, including both long-term and short-term portions, have changed as follows during the financial year 2003:

	Balance at beginning of year	Impact of exchange rates	Additions charged to expense	Deductions	Balance at end of year
	(€ in millions)
Allowance for doubtful notes and
receivables	45	(3)	5	(13)	34
Allowance for inventory	72	(5)	15	(15)	67
Environmental and product
liabilities	4	0	2	(2)	4
Efficiency improvement program of 2003	—	—	103	(26)	77
Accrued restructuring costs	28	(2)	6	(19)	13
Accrued employee termination and exit
costs	25	(1)	3	(17)	10

Total	174	(11)	134	(92)	205

METSO

Notes to Consolidated Financial Statements

The total costs and accruals related to the efficiency improvement program have been recognized as follows during the financial year 2003:

	Balance at beginning of year	Impact of exchange rates	Additions charged to expense	Deductions	Balance at end of year
	(€ in millions)
Pension liabilities for personnel with
terminated contracts	—	—	21	(9)	12
Employee termination and exit costs	—	—	42	(9)	33
Accrued restructuring costs	—	—	7	0	7
Other	—	—	33	(8)	25

Total	—	—	103	(26)	77

Balance at the end of year includes reserves amounting to €17 million related to fixed assets and inventory.

The cost accruals for warranty and guarantee liabilities have changed as follows during the financial year 2003:
	Balance at beginning of year	Impact of exchange rates	Increase for current year’s deliveries	Increase for previous years’ deliveries	Deductions(1)	Balance at end of year
	(€ in millions)
Warranty and guarantee
liabilities	158	(4)	43	24	(82)	139

(1)	Includes reversals of €24 million related to expired warranty and guarantee liabilities.

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

METSO

Notes to Consolidated Financial Statements

Note 25. Mortgages and contingent liabilities

Mortgages and contingent liabilities consist of the following:

	As at December 31,
	2002	2003
	(€ in millions)

Mortgages on corporate debt	1	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	0	4
Guarantees on behalf of associated company obligations	0	0
Other guarantees	4	7

	6	13

Repurchase and other commitments(1)	38	48

(1)	Prior year amount has been reclassified to conform to current year presentation.

The mortgage amount on corporate debt has been calculated as the amount of corresponding loans. The nominal value of the mortgages at December 31, 2003 was €0.2 million higher than the amount of the corresponding loans.

The repurchase commitments, amounting to €8 million and €20 million for the years ended December 31, 2002 and 2003, respectively, represent engagements whereby Metso guarantees specified trade-in values for products sold to customers and third parties. The amounts in the above schedule comprise the agreed value in full of each repurchase commitment.

Other commitments include €13 million of unfunded pension liabilities for foreign subsidiaries for each of the years ended December 31, 2002 and 2003.

Note 26. Lawsuits and Claims

Several product liability suits against Metso Corporation are pending in the United States. Management does not believe that the outcome of these actions, individually or in the aggregate, will have a material adverse effect on Metso’s business, liquidity, results of operations or financial condition. The normal risks of legal disputes concerning deliveries cannot be regarded as material in terms of Metso’s total business activities.

Pending asbestos litigation

As of February 20, 2004 there had been a total of 288 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 123 are still pending and 165 cases have been closed. Of the closed cases, 112 were dismissed and 53 were settled. For the 53 cases settled the average compensation has been U.S.$540 per case. The outcome of the still pending cases is not expected to materially deviate from the outcome of the previous claims. Hence, management believes that Metso has not material asbestos related claims in the United States.

Pending environmental litigation

Metso Minerals Industries Inc., previously Nordberg Inc., a company belonging to the Metso Minerals business area, has been named, together with a number of other parties, as a potentially responsible party (“PRP”) for the remediation of two Wisconsin landfills (Hunt and Muskego), which have been designated as

METSO

Notes to Consolidated Financial Statements

superfund sites under CERCLA (the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980). As a PRP, Metso Minerals Industries Inc. is jointly and severally liable for the clean-up costs of such sites. With respect to Hunt landfill site, Metso Minerals Industries Inc., together with the other named PRPs, has entered into a consent decree with the U.S. government pursuant to which Metso Minerals and such other parties have agreed to cover the clean-up costs of the Hunt site, which had been estimated to be in the range of U.S.$13 million to U.S.$22 million. Metso Minerals Industries Inc. has a 6.3 percent share of the clean-up costs and is also covered by an indemnification agreement with a previous owner of Nordberg. Construction at the Hunt site was completed in 1996 and Metso Minerals has paid a total of approximately U.S.$0.4 million for the clean-up costs. Additional work at the Hunt site may be required at an estimated cost to Metso Minerals Industries, Inc. of approximately U.S.$0.2 million. With respect to the Muskego site, there is an administrative order in place, with a total estimate of U.S.$15 million for design and clean-up costs, of which the share of the previous owner and Metso Minerals is expected to be at the level of the already paid U.S.$0.125 million. No activities at the Muskego site have occurred since 1996. Management estimates that Metso Minerals’ maximum remaining liability with respect to the Hunt and Muskego sites will not exceed the currently established reserve of U.S.$0.267 million, and that the reserve for the remediation costs of the two landfill sites will be sufficient for any remaining liability due to above reasons and the fact that no activity on these sites has occurred for several years.

In addition to the two landfill sites mentioned above, and ordinary environmental concerns attached to old industrial facilities (such as potential asbestos in building materials, lead paint, and storing of oil, solvents and paint), Metso Minerals Industries Inc. is the owner and operator of a major industrial facility at Milwaukee, Wisconsin, at which manufacturing operations have been carried out since early 1900s. According to Phase I level evaluations made, the facility possesses several underground storage tanks, and had extensive foundry operations since 1900s. To date, no known adverse environmental impacts have been identified at the site. As part of the efficiency improvement program of 2003, Metso Minerals has announced that it intends to cease manufacturing in Milwaukee, and has commenced a Phase II level investigation at the site. It has been estimated that some remedial costs may be required pursuant to such ongoing Phase II level investigation outcome. Based on the preliminary indications from the Phase II level investigation, Management estimates that Metso Minerals’ reserve of U.S.$4.2 million reasonably approximates the required remedial costs at the Milwaukee facility.

As a result of the acquisition of Svedala, Metso Minerals has two sites with certain environmental concerns. The first is a former manufacturing site in Mt. Olive, New Jersey, which Svedala acquired in 1992. The company acquired by Svedala operated this site from 1955 to 1987. With the closing of manufacturing operations in 1987, the New Jersey Industrial Site Recovery Act triggered an environmental assessment. Both soil and groundwater contamination was identified. The source of most of the contamination was traced back to prior owners and operators of the property, which had been an industrial site since the early 1900s. All known contaminated soil has been removed and the State of New Jersey Department of Environmental Protection (“NJDEP”) has issued a “No Further Action” letter regarding the soil contamination. Metso Minerals has sold the site in Mt. Olive in December 2003. However, liabilities for ground water contamination issues were retained by Metso Minerals. In addition to the prior remediation activities at the site, Metso Minerals conducted a baseline ecological evaluation of the property as required by the NJDEP. The basic purpose of such evaluation was to determine whether site-related contamination presents a risk to or has impacted environmentally sensitive areas within or adjacent to the property. Such evaluation, together with a recommendation that no further ecological evaluation or testing be conducted at the site, was submitted to the NJDEP by an environmental consultant retained by Metso. There can be no assurance that the NJDEP agrees with such recommendation. However, taking into account (i) that Metso Minerals has purchased a pollution legal liability insurance policy for the site, which generally covers, subject to standard exclusions, clean-up costs, bodily injury and property damage for pre-existing and unknown pollution conditions, and (ii) that extensive prior remediation activities at the site have already been conducted, Metso does not anticipate any liability arising out of the final evaluation to be material. The estimated reserve required for the remediation measures relating to the groundwater contamination is U.S.$0.832 million.

The second site with environmental concerns is a former manufacturing property in Danville, Pennsylvania. Both soil and groundwater are contaminated with oil from the manufacturing process. In conjunction with the state of Pennsylvania, an approved remediation plan has being developed. Some soil remediation has already been completed. Two additional areas of concern are being investigated and possibly remediated. An U.S.$1.2 million reserve is our best estimate of potential remediation costs at this time.

METSO

Notes to Consolidated Financial Statements

Metso Minerals, through its Reedrill division was identified as a PRP in two CERCLA sites. At one of the sites, liability has been assumed by a predecessor company. Regarding the other site, Metso Minerals (Svedala) has responded in March 2000 to an EPA request for information and identified predecessor companies as the proper responsible parties.

Metso Minerals Industries Inc. may become subject to remedial costs relating to an old industrial facility in Colorado Springs, Colorado, which was used in foundry and test laboratory operation. The site is for sale. Phase I level evaluations do not suggest any environmental conditions of any major concern. However, Phase II level evaluations have not been conducted. In case Metso needs to obtain an environmental insurance to cover the unknown environmental conditions in connection with the contemplated sale of the site, a reserve of U.S.$0.350 million has been established to cover such potential cost.

In Svedala, Sweden, in connection with an industrial site, which was sold in 2001 to Sandvik, Metso Minerals has a contractual liability to remedy Sandvik for two soil removal remedial work related costs. One area is small and inside the industrial property and is not expected to cause material costs. The other area is outside the building beneath the public road (due to the contamination from an old gas station belonging to the factory) and soil removal there may require piling of an existing building. Currently, before the actual remedial work has been carried out and orders for the work placed, the best estimate for the remedial costs is €0.165 million.

Metso Minerals manufactures compaction equipment for the construction industry in Ljungby, Sweden. In connection with the production at the site during the years, land contamination may have occurred. In order to assess the probability of land contamination, which could make Metso Minerals subject to remedial costs, a Phase I level evaluation was conducted on the site in February 2004. According to Phase I evaluation, it has been estimated that some remedial action will be required at the site. The Phase I evaluation was not conclusive enough to enable Metso to estimate the amount of costs relating to such remedial action. Therefore, we have commenced a Phase II level evaluation on the site in March 2004.

Metso Panelboard, part of the Metso Ventures business area, has previously owned a site with certain environmental concerns. The site, located in Belgium, was owned by Constructiewerkhuizen De Mets N.V., a company divested in 2001. Pursuant to the sale agreement, Metso is required to provide the purchaser with an environmental report, certified by the Belgian authorities, to the effect that the soil at the site has not been contaminated. Consequently, a third party conducted an environmental assessment at the site. The report of the results was sent to the OVAM (Belgian environmental authority) for acceptance during the fall of 2003. In December 2003, OVAM requested certain additional analysis. This analysis is currently being conducted. A cleaning plan can be presented for acceptance to OVAM after the report is accepted. In accordance with the conditions of the sale agreement, Metso has estimated that its responsibility for remediation costs will be limited to €1 million, which has been recognized as a reserve in connection with the disposal.

METSO

Notes to Consolidated Financial Statements

Note 27. Lease Contracts

Metso leases offices, manufacturing and warehouse space under various non-cancellable leases. Certain contracts contain renewal options for various periods of time.

Minimum annual rentals for operating and capital leases in effect at December 31, 2003 are as follows:

	Operating leases	Capital leases
	(€ in millions)
Fiscal year
2004	43	5
2005	32	4
2006	24	4
2007	17	4
2008	14	2
2009 and later	28	6

Total minimum lease payments	158	25

Total rental expense amounted to €46 million, €41 million and €39 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Future lease payments for empty premises

Due to reorganization of production and sales activities, Metso has, from time to time, empty leased premises with non-cancellable rental engagements. A cost reserve for the remaining lease period is made when it is probable that economically realistic sub-lease or early termination arrangements cannot be negotiated. The cost accrual is based on discounted future lease payments. In connection with the Svedala acquisition, Metso recognized an accrual for duplicate lease costs. As of December 31, 2002 and 2003, the remaining reserve amounted to €7 million and €5 million, respectively.

Note 28. Financial Instruments

Foreign currency risk management

Both the production and sales activities of Metso are geographically widely spread creating exposure to various currency risks, the main currencies being USD, EUR, SEK and GBP. Due to the number of Swedish based operations of acquired Svedala companies the SEK exposure against other currencies has increased since September 2001.

Foreign exchange gains and losses, reported in the operating profit resulted in a net gain of €1 million in 2001, a net loss of €3 million in 2002 and a net gain of €1 million in 2003.

Trade flow related derivatives

The trade flow related currency exposures are hedged with forward exchange contracts. The Corporate Treasury monitors the global currency risk and enters into forwards with third parties to reverse the currency exposures created through internal derivative transactions with the subsidiaries. External forwards contracted by the Corporate Treasury are fair valued quarterly. External currency forwards entered into directly by the subsidiaries are designated at inception as hedges of an underlying transaction. The currency leg of such forwards is fair valued and the interest component is recognized upfront concurrently with the respective underlying.

Foreign currency denominated equity

Metso hedges its USD, SEK and, to some extent, CAD denominated net investments to reduce the effect of exchange rate fluctuations. As of December 31, 2003, the hedging instruments were foreign currency

METSO

Notes to Consolidated Financial Statements

loans and forward exchange contracts. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation. The forwards are designated as hedges of net investments at inception and their effectiveness is measured quarterly. The interest component of forwards is fair valued and the change in fair value is recognized in the income statement.

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

Metso measures and monitors foreign currency risk using sensitivity analysis. The consolidated net exposures in different currencies are continuously controlled and the risk is mitigated through different financial instruments, including derivatives, as required by the Corporate Treasury Policy. The financial derivatives for other than trade flow related currency risks are all entered into by the Corporate Treasury.

Interest rate management

Metso uses both interest rate and cross-currency swaps and interest rate futures contracts to mitigate the risks arising from interest bearing receivables and debt. The notional amount of interest rate swaps outstanding at December 31, 2002 and 2003 was €60 million and €60 million, respectively. The notional amount of interest rate futures contracts at December 31, 2002 and 2003 amounted to €15 million and €15 million, respectively. The interest rate risk is measured using sensitivity analysis and controlled by the Corporate Treasury.

Commodity risks

In 2003, Metso extended its risk management policy to include the volatility in electricity prices and authorized its affiliates located in Finland, together with the Corporate Treasury, to enter into electricity forward contracts. The commodity risk is measured using sensitivity analysis.

The utilization of financial derivatives (expressed as notional amounts) is divided as follows:

	At December 31,
	2002	2003
	(€ in millions)
Trade flow related currency derivatives
Fair valued derivatives	778	654
Ear-marked with underlying item	5	3
Foreign currency denominated equity	102	481
Foreign currency denominated loans.	104	84
Short-term funding and liquidity management	533	405
Long-term funding and other arrangements	38	–
Currency risk management	184	71
Interest risk management	75	75

Total notional amount of derivative instruments	1,819	1,773

METSO

Notes to Consolidated Financial Statements

The following table presents the notional amounts, carrying amounts and fair values of derivative financial instruments:

	At December 31,
	2002			2003
	Notional Amount	Carrying Amount	Fair Value	Notional Amount	Carrying Amount	Fair Value
	(€ in millions)			(€ in millions)
Forward exchange contracts	1,617	38	65	1,567	20	36
Cross-currency swaps	4	0	(1)	3	0	0
Currency swaps	100	2	1	81	(1)	(2)
Interest rate swaps	60	0	2	60	(1)	0
Interest rate futures contracts	15	0	0	15	0	0
Option agreements
Bought	9	1	1	13	0	0
Sold	14	0	0	34	(1)	(1)

Electricity forward contracts (1)	–	–	–	344	0	(1)

(1)	Notional amount GWh

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

At December 31, 2003, the maturities of the financial derivatives are as follows (expressed as notional amounts):

	2004	2005	2006	2007	2008 and after
	(€ in millions)
Forward exchange contracts	1,529	38	–	–	–
Cross-currency swaps	–	–	–	3	–
Currency swaps	–	15	–	64	2
Interest rate swaps	–	–	40	–	20
Interest rate futures contracts	15	–	–	–	–

Option agreements
Bought	13	–	–	–	–
Sold	34	–	–	–	–

Electricity forward contracts (1)	192	108	44	–	–

(1)	Notional amount GWh

Fair value of financial instruments

U.S. FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments,” requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. Metso has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time to estimate the fair value of the Group’s financial instruments at December 31, 2002 and 2003. For certain instruments, including cash and cash equivalents, accounts payable, accruals and short-term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities and long-term investments. Other

METSO

Notes to Consolidated Financial Statements

techniques, such as estimated discounted cash flows or replacement cost have been used to determine fair value for the remaining financial instruments.

	Year ended December 31,
	2002		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(€ in millions)		(€ in millions)
Assets
Shareholdings and other securities (excluding shares in associated companies)	37	40	29	35
Own shares	1	1	1	1
Loans receivable, long-term	20	20	37	37
Accounts receivable, long-term	5	5	2	2
Other interest bearing long-term investments	26	26	10	10
Accounts receivable, short-term	836	836	719	719
Loans receivable, short-term	5	5	5	5
Short-term investments	11	11	7	7
Cash and cash equivalents	190	190	130	130

Liabilities
Bonds	713	757	695	731
Loans from financial institutions	233	240	183	187
Loans from pension institutions	38	38	29	29
Other long-term debt	36	36	50	50
Current portion of long-term loans	50	50	17	17
Other interest bearing short-term debt	283	283	295	295

Note 29. Concentrations of Credit Risk

Metso is exposed to credit risk primarily in relation to project deliveries, trade receivables and the use of financial instruments. The companies within Metso conduct diverse business activities with a large number of customers and suppliers. The receivables are well diversified and, where appropriate, secured by various trade finance instruments such as letters of credit, export guarantees or by withheld security interest in products sold under extended credit terms. In the use of financial instruments, Metso minimizes credit and counterparty risk by dealing only with major local or international banks and financial institutions or companies with investment grade credit ratings.

Management believes that no significant unmanaged concentration of credit risk with any individual customer, counterparty or geographical region exists for Metso.

METSO

Notes to Consolidated Financial Statements

Note 30. Principal Subsidiaries

Listed below are the principal subsidiaries of Metso Corporation:

	Country	Percentage of Ownership
Metso Paper
Metso Paper Oy	Finland	100.0
Metso Paper USA Inc.	United States	100.0
Metso Paper Ltd	Canada	100.0
Metso Paper Karlstad AB	Sweden	100.0
Metso Paper Sundsvall AB	Sweden	100.0
Metso Paper Pori Oy	Finland	100.0
Metso Paper Valkeakoski Oy	Finland	100.0

Metso Minerals
Metso Minerals Industries Inc.	United States	100.0
Metso Dynapac AB	Sweden	100.0
Metso Minerals (Tampere) Oy	Finland	100.0
Metso Minerals (Australia) Ltd	Australia	100.0
Metso Dynapac GmbH	Germany	100.0

Metso Automation
Metso Automation Oy	Finland	100.0
Metso Automation USA Inc.	United States	100.0

Metso Ventures
Metso Drives Oy	Finland	100.0
Valmet Automotive Oy	Finland	90.0

METSO

Notes to Consolidated Financial Statements

Note 31. Business and Geographic Information

Metso’s reportable segments are comprised of strategic business areas that offer different products and services. They are further divided into subsegments or business groups. Each business area is managed separately because each segment requires different technology and marketing strategies. At December 31, 2003, the main reportable segments are Metso Paper, Metso Minerals, Metso Automation and Metso Ventures.

Metso Paper: Metso Paper develops, designs and manufactures pulp and paper industry machinery and equipment, complete production lines for pulp and papermaking, and machinery and equipment for the packing and converting industries. In November 2002, Metso announced a formal plan to dispose of its Converting equipment business. The business was sold to the Swiss company, Bobst Group SA, on January 30, 2004. In following segment schedules Converting equipment is presented separate from Metso Paper under discontinued operations.

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

Metso Automation. Metso Automation develops, designs and supplies application networks and systems and field solutions for automation and information management in the process industry.

Metso Ventures: In the beginning of 2002, Metso Panelboard was transferred from Metso Paper to Metso Ventures and all prior year data has been restated to conform to the new structure. In October 2003, the foundry operations in Finland and Sweden, formerly part of Metso Paper and of Metso Minerals, were transferred to the Metso Ventures business area and all prior year data has been restated to conform to the new structure. The other subsegments of Metso Ventures are Metso Drives, Metso Powdermet and Valmet Automotive. Metso Ventures covers gears for industries, machinery and equipment for manufacturing panelboards, and assembly of specialty cars.

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

Information about Metso’s reportable segments as of and for the years ended December 31, 2001, 2002 and 2003 is shown in the following tables.

METSO

Notes to Consolidated Financial Statements

Net sales by business area

Net sales by business area for the three years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	2,180	1,778	1,651
Metso Minerals(1)	900	1,804	1,637
Metso Automation	693	622	531
Metso Ventures	554	446	370
Intra Metso net sales	(160)	(119)	(122)

Continuing operations	4,167	4,531	4,067
Converting Equipment	176	160	183

Metso total	4,343	4,691	4,250

(1)	Includes Svedala acquisition from September 14, 2001.

Operating profit (loss), nonrecurring items and amortization of goodwill by business area

Operating profit (loss) before nonrecurring operating items and amortization of goodwill by business area for the three years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	188	129	69
Metso Minerals(1)	42	106	74
Metso Automation	28	22	32
Metso Ventures	35	29	(3)
Corporate Headquarters and other	(27)	(32)	(36)

Continuing operations	266	254	136
Converting Equipment	4	(3)	(3)

Metso total	270	251	133

(1)	Includes Svedala acquisition from September 14, 2001.

Nonrecurring operating items by business area for the three years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	(15)	(6)	(36)
Metso Minerals	(16)	(13)	(66)
Metso Automation	(8)	(3)	(1)
Metso Ventures	–	(7)	(5)
Corporate Headquarters and other	43	7	2

Continuing operations	4	(22)	(106)
Converting Equipment	–	(5)	–

Metso total	4	(27)	(106)

METSO

Notes to Consolidated Financial Statements

Amortization of goodwill by business area for the three years ended December 31, 2001, 2002 and 2003 is as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	(8)	(8)	(8)
Metso Minerals(1)	(14)	(43)	(38)
Metso Automation	(3)	(3)	(3)
Metso Ventures	(2)	(2)	(1)
Corporate Headquarters and other	–	–	–

Continuing operations	(27)	(56)	(50)
Converting Equipment	(1)	(1)	(1)

Metso total	(28)	(57)	(51)

(1)	Includes Svedala acquisition from September 14, 2001.

Operating profit (loss) by business area the three years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	165	115	25
Metso Minerals(1)	12	50	(235	)(2)
Metso Automation	17	16	28
Metso Ventures	33	20	(9)
Corporate Headquarters and other	16	(25)	(34)

Continuing operations	243	176	(225)
Converting Equipment	3	(9)	(4)

Metso total	246	167	(229)

(1)	Includes Svedala acquisition from September 14, 2001.
(2)	Includes a goodwill impairment charge of €205 million recorded in September 2003.

Capital employed by business area

Capital employed by business area as of December 31, 2001, 2002 and 2003 is as follows:

	At December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	544	498	538
Metso Minerals	1,518	1,393	1,049
Metso Automation	282	207	150
Metso Ventures	164	172	160
Corporate Headquarters and other	476	417	340

Continuing operations	2,984	2,687	2,237
Converting Equipment	60	55	62

Metso total	3,044	2,742	2,299

METSO

Notes to Consolidated Financial Statements

Capital expenditures by business area

Capital expenditures (including business acquisitions) by business area for the three years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001		2002	2003
	(€ in millions)

Metso Paper	67		72	54
Metso Minerals	825	(1)	48	35
Metso Automation	43		13	8
Metso Ventures	36		40	24
Corporate Headquarters and other	8		18	5

Continuing operations	979		191	126
Converting Equipment	3		3	4

Metso total	982		194	130

(1)	Includes the acquisition of Svedala.

Depreciation and amortization by business area

Depreciation and amortization by business area for the three years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	64	62	60
Metso Minerals(1)	36	89	79
Metso Automation	19	18	15
Metso Ventures	24	22	22
Corporate Headquarters and other	2	3	4

Continuing operations	145	194	180
Converting Equipment	4	3	3

Metso total	149	197	183

(1)	Includes Svedala acquisition from September 14, 2001.

METSO

Notes to Consolidated Financial Statements

Orders received by business area

Orders received by business area for the three years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	1,706	1,611	1,710
Metso Minerals(1)	862	1,848	1,594
Metso Automation	676	643	531
Metso Ventures	496	468	398
Intra Metso orders received	(131)	(120)	(121)

Continuing operations	3,609	4,450	4,112
Converting Equipment	169	196	144

Metso total	3,778	4,646	4,256

(1)	Includes Svedala acquisition from September 14, 2001.

Order backlog by business area

Order backlog by business area as of December 31, 2001, 2002 and 2003 is as follows:

	At December 31,
	2001	2002	2003
	(€ in millions)

Metso Paper	949	735	784
Metso Minerals	491	468	397
Metso Automation	182	185	145
Metso Ventures	129	154	175
Intra Metso order backlog	(51)	(55)	(55)

Continuing operations	1,700	1,487	1,446
Converting Equipment	72	102	59

Metso total	1,772	1,589	1,505

METSO

Notes to Consolidated Financial Statements

Information about Metso’s operations in different geographical areas as at and for the years ended December 31, 2001, 2002 and 2003 is as follows:

Net sales to unaffiliated customers by destination:

Year	Finland	Other Nordic Countries	Other European Countries	North America	South America	Asia- Pacific	Rest of the World	Elimi- nations	Metso Total
	(€ in millions)

2001	587	417	1,172	1,143	360	521	143	–	4,343
2002	382	453	1,363	1,199	417	652	225	–	4,691
2003	357	310	1,272	989	264	824	234	–	4,250

In 2003, 26 percent of net sales was recognized under the percentage of completion method. The percentage was highest in the Metso Paper business area, where it accounted for 53 percent of net sales.

Metso’s exports, including sales to unaffiliated customers and intragroup sales from Finland, by destination for the years ended December 31, 2001, 2002 and 2003 are as follows:

Year	Other Nordic Countries	Other European Countries	North America	South America	Asia- Pacific	Rest of The World	Total
	(€ in millions)

2001	365	592	200	85	269	20	1,531
2002	297	567	183	137	248	21	1,453
2003	195	523	209	38	372	15	1,352

Fixed assets and financial assets by location as of December 31, 2001, 2002 and 2003 are as follows:

Year	Finland	Other Nordic Countries	Other European Countries	North America	South America	Asia- Pacific	Rest of the World	Elimi- nations	Metso Total
	(€ in millions)

2001	530	949	158	457	28	64	9	–	2,195
2002	514	935	108	357	24	57	10	–	2,005
2003	504	746	96	233	23	52	10	–	1,664

Fixed and financial assets include goodwill, other intangible assets, tangible assets, shares and other long-term interest bearing and non-interest bearing receivables.

Gross capital expenditure (excluding business acquisitions) by region for the years ended December 31, 2001, 2002 and 2003 are as follows:

Year	Finland	Other Nordic Countries	Other European Countries	North America	South America	Asia- Pacific	Rest of the World	Elimi- nations	Metso Total
	(€ in millions)

2001	81	18	17	19	4	14	1	–	154
2002	119	23	23	14	5	8	1	–	193
2003	70	15	19	10	5	7	2	–	128

METSO

Notes to Consolidated Financial Statements

Note 32. Differences between Generally Accepted Accounting Principles in Finland and the United States

Metso’s consolidated financial statements are prepared in accordance with Finnish GAAP, which differ in certain respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Finnish GAAP and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income and total shareholders’ equity as of and for the periods indicated. As detailed further below, the significant business combination of Valmet and Rauma is accounted for as the pooling of interests under Finnish GAAP, but is accounted for using the purchase method under U.S. GAAP. This difference impacts the valuation of a number of financial statement accounts at the date of the combination. For presentation purposes in the following reconciliation, the “Business combination, net” item solely includes the impact of differences that arose using the purchase method under U.S. GAAP. The other items reflect the post-combination differences between Finnish GAAP and U.S. GAAP. Certain amounts have been reclassified to conform to the current year presentation.

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Reconciliation of net income
Net income in accordance with Finnish GAAP	141	65	(258)
U.S. GAAP adjustments:
a) Business combination, net	(5)	(8)	(6)
b) Purchase accounting, net	(14)	(21)	(6)
c) Amortization of goodwill	11	52	47
d) Impairment of goodwill	–	–	(12)
e) Impairment of brand names	–	–	(13)
f) Fair value of financial derivatives	(8)	35	(24)
g) Pension surplus refund	3	2	1
h) Employee benefit plans	(8)	(4)	(2)
i) Restructuring costs	5	(5)	30
j) Written put option on subsidiary shares	–	–	(5)
l) Net investment hedge	–	7	(4)
m) Repurchase commitments	–	–	(3)
p) Discontinued operations	–	–	2
Deferred tax effect of U.S. GAAP adjustments	2	(10)	8

Net income (loss) in accordance with U.S. GAAP	127	113	(245)

Income (loss) from continuing operations	127	98	(209)
Discontinued operations:
Income (loss) from discontinued operations, net of income tax expense of €1 million, €0 million and tax benefit €3 million, respectively	0	15	(36)

Net income (loss) in accordance with U.S. GAAP	127	113	(245)

Basic and diluted earnings (loss) per share:
Continuing operations	0.93	0.72	(1.53)
Discontinued operations	0.00	0.11	(0.27)
Total basic and diluted earnings (loss) per share	0.93	0.83	(1.80)
Weighted average number of common shares outstanding under U.S. GAAP (in thousands):
Basic and diluted	136,135	136,190	136,190

METSO

Notes to Consolidated Financial Statements

	As of December 31,
	2002	2003
	(€ in millions)
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with Finnish GAAP	1,379	1,024
U.S. GAAP adjustments:
a) Business combination, net	81	75
b) Purchase accounting, net	(35)	(41)
c) Amortization of goodwill	63	110
d) Impairment of goodwill	–	(12)
e) Impairment of brand names	–	(13)
f) Fair value of financial derivatives	27	3
g) Pension surplus refund	(1)	(0)
h) Employee benefit plans	(59)	(52)
i) Restructuring costs	–	30
j) Written put option on subsidiary shares	–	(5)
k) Investments	3	6
m) Repurchase commitments	–	(3)
n) Treasury stock	(1)	(1)
o) Translation difference	(47)	(70)
p) Discontinued operations	–	2
Deferred tax effect of U.S. GAAP adjustments	9	13

Shareholders’ equity in accordance with U.S. GAAP	1,419	1,066

a) Business combination

The merger of Rauma and Valmet, which, under Finnish GAAP, was accounted for by the pooling of interests method, was consummated on July 1, 1999. The net income and shareholders’ equity of Rauma, existing prior to the consummation date, was pooled with the shareholders’ equity of Valmet.

Under U.S. GAAP, the merger was accounted for as a purchase, with Valmet as the accounting acquirer. The total purchase consideration of Rauma was determined on the basis of the fair value of the transaction when the combination was announced on November 17, 1998. The fair value of the outstanding Rauma warrants at November 17, 1998 were included in the purchase consideration, since such warrant holders were entitled to Metso warrants determined using the share-exchange ratio. In addition, the direct costs of the merger consisting of finder’s fees and professional and legal fees, amounting to €3 million, net of taxes, were included in the total purchase consideration. The excess of purchase consideration over the net assets, which amounted to €219 million, was allocated to tangible fixed assets for an amount of €272 million, inventory for €42 million and to pension liabilities for €10 million. The net deferred taxes on these adjustments amounted to €85 million.

In connection with the merger, Metso incurred and recognized restructuring costs and liabilities as a result of combining the two operations. Under Finnish GAAP, these costs were expensed. Under U.S. GAAP, certain qualifying liabilities established in connection with a purchase business combination amounting to €13 million were recorded to the acquisition balance sheet as liabilities assumed.

The impact of the above adjustments on the reconciliation of net income and of the shareholders’ equity is as follows:

METSO

Notes to Consolidated Financial Statements

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Net income
Amortization of goodwill	5	5	4
Impairment of goodwill	–	–	11
Depreciation of buildings and structures	(3)	(3)	(3)
Depreciation of other tangible assets	(11)	(10)	(9)
Write down of fixed assets	–	–	(11)
Disposal of fixed assets	0	(5)	(6)
Deferred taxes	4	5	8

Total	(5)	(8)	(6)

	As of December 31,
	2002	2003
	(€ in millions)
Shareholders’ equity
Rauma historical goodwill	(34)	(19)
Land and water areas	2	1
Buildings and structures	86	83
Machinery and equipment	117	91
Employee benefits	(33)	(33)
Current liabilities	(12)	(12)
Deferred taxes	(45)	(36)

Total	81	75

The following table presents the change in U.S. GAAP purchase accounting adjustments for the years ended December 31, 2002 and December 31, 2003, respectively:

	Opening balance	Decreases	Accumulated amortization	Closing balance
	(€ in millions)
Year 2002:
Land and water areas	2	–	–	2
Buildings	96	–	(10)	86
Machinery and equipment	160	(5)	(38)	117

Total	258	(5)	(48)	205

Year 2003:
Land and water areas	2	(1)	–	1
Buildings	96	(4)	(9)	83
Machinery and equipment	155	(29)	(35)	91

Total	253	(34)	(44)	175

METSO

Notes to Consolidated Financial Statements

b) Purchase accounting, net

During the year ended December 31, 2001, Metso acquired Svedala Industri AB, a Swedish industrial group. The following tables reflect the reconciliation of the total consideration for Svedala, the allocation of the excess of purchase consideration over the net assets and the U.S. GAAP purchase accounting adjustments:

€ in millions

Cash paid	924
Direct acquisition costs	19
Liabilities recognized pursuant to EITF 95-3, net of income tax benefit of €10 million	50

Total consideration	993
Net assets acquired	(145)

Excess of purchase consideration over the net assets acquired	848

U.S. GAAP purchase accounting adjustments:

€ in millions
Goodwill	685
Land and buildings	34
Other tangible assets	15
Patents	7
Trademarks	58
Customer value	67
Order backlog	30
Inventories	10
Liability for pensions under FAS87 and FAS106	8
Deferred taxation on the above adjustments	(66)

Excess of purchase consideration over the net assets acquired	848

Direct acquisition costs of €19 million, which have been capitalized to the purchase price, consisted of professional and legal fees.

The restructuring costs of €50 million, net of taxes, which have been included in the acquisition cost, consist of the following:

€ in millions

Termination benefits, net of income tax benefit of €6 million	32
Lease termination and other exit costs, net of income tax benefit of €2 million	11
Other closure costs, net of income tax benefit of €2 million	7

Total, net of income tax benefit of €10 million	50

The major actions that have been taken by the Company included reducing excess production capacity in the United States and in the United Kingdom, closing down unprofitable manufacturing entities in the United States, Mexico and Germany and combining local sales structures in different countries.

METSO

Notes to Consolidated Financial Statements

The following table presents the change in U.S. GAAP purchase accounting adjustments, excluding goodwill, from the acquisition balance sheet to the balance sheet as of December 31, 2003:

	Purchase accounting adjustments at the acquisition date	Accumulated Decreases/ Increases		Accumulated amortization	Translation differences	Purchase accounting adjustments at December 31, 2003
	(€ in millions)
Brand names(1)	58	(13	)(2)	–	(6)	39
Customer value	67	–		(24)	(4)	39
Patents(1)	7	–		(2)	(0)	5
Land and water areas(1)	13	(1)		–	(1)	11
Buildings(1)	21	(2)		(2)	(2)	15
Other tangible assets(1)	15	–		(4)	(1)	10
Order backlog	30	–		(30)	–	–
Inventory	10	(10)		–	–	–
Liability for pensions under FAS87 and FAS 106	8	–		–	–	8
Deferred taxes	(66)	8		18	4	(36)

Total	163	(18)		(44)	(10)	91

(1)	The following purchase accounting adjustments have also been recorded under Finnish GAAP: €58 million for brands, €7 million for patents, €13 million for land and water areas, €21 million for buildings and €15 million for other tangible assets.
(2)	Impairment loss on brand names (see adjustment e) impairment of brand names).

The amortization periods of assets assigned from the excess of purchase consideration are:

Buildings	20 years
Other tangible assets	8 years
Patents	Average of 9 years and 5 months
Customer value	From 40 months to 80 months depending on the type of customer group
Order backlog and inventory	Average of 15 months

The impact of these adjustments on the reconciliation of net income and shareholders’ equity, excluding impact of translation difference and impairment loss on intangible assets, between Finnish GAAP and U.S. GAAP for the Svedala acquisition are as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Difference between net income under Finnish GAAP and U.S. GAAP

Reversal of amortization of brand names	–	4	3
Amortization of customer value under U.S. GAAP	(3)	(11)	(11)
Difference between amortization of other intangible assets	(0)	0	0
Difference between depreciation of tangible assets	(1)	1	–
Amortization of order backlog under U.S. GAAP	(14)	(16)	–
Inventory: amortization of difference between the fair value and net book value under U.S. GAAP	(2)	(8)	–
Deferred taxes	6	9	2

Total difference between net income under Finnish GAAP and U.S. GAAP	(14)	(21)	(6)

Difference of cumulative effect on shareholders’ equity between Finnish GAAP and U.S. GAAP	(14)	(35)	(41)

METSO

Notes to Consolidated Financial Statements

Following are Metso’s unaudited pro forma results for 2001 assuming the acquisition had occurred on January 1, 2001:

Year ended December 31,
2001
(€ in millions) (unaudited)

Net sales	5,451
Net income	107
Earnings per share:
Basic and diluted earnings per share	0.78
Weighted average number of shares outstanding (thousands):
Basic and diluted	136,135

This unaudited pro forma result has been prepared for comparative purposes only, and do not purport to be indicative of the results of operations, which actually would have resulted had the merger taken place on January 1, 2001.

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

For the year ended December 31, 2001, the reconciliation difference on goodwill amortization between net income reported under Finnish GAAP and U.S. GAAP amounted to €11 million on acquisitions finalized after June 30, 2001. Total amount of goodwill arising from acquisitions, other than Svedala, initiated subsequent to the adoption SFAS 141 amounted to €10 million and €4 million for the years ended December 31, 2001 and 2002, respectively. The acquisitions for the year ended December 31, 2003 did not include any goodwill.

For the years ended December 31, 2001, 2002 and 2003, respectively, the impact on net income between Finnish and U.S. GAAP is as follows:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Difference between net income under Finnish GAAP and U.S. GAAP
Goodwill amortization under Finnish GAAP	28	57	51
Goodwill amortization under U.S. GAAP in the year ended December 31, 2001	(12)	–	–
Amortization of goodwill existing in Rauma prior to the merger of Valmet and Rauma in 1999, adjusted in Note a)	(5)	(5)	(4)

Remaining U.S. GAAP net income adjustment	11	52	47

METSO

Notes to Consolidated Financial Statements

Had the Company accounted for its goodwill and identifiable intangible assets that have indefinite lives under SFAS 142 for the year ending December 31, 2001, the impact on reported results would have been as follows:

Year ended December 31,
2001
(€ in millions) (unaudited)

Net income under U.S. GAAP as reported	127
Amortization:
Goodwill	12
Intangibles, net of taxes	–

Adjusted net income under U.S. GAAP	139
Earnings per share:
Basic and diluted earnings per share	1.02
Weighted average number of shares outstanding (thousands):
Basic and diluted	136,135

d) Impairment of goodwill

Under U.S. GAAP, as a result of the adoption of SFAS 141 and SFAS 142, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization. Their book values are tested annually for impairment, or more frequently, if facts and circumstances indicate the need. Fair value measurement techniques, such as the discounted cash flow methodology, are utilized to assess potential impairments. The testing is performed on the reporting unit level, which can be either a reportable segment or one level below reportable segment. In the discounted cash flow method, Metso discounts forecasted performance plans to their present value. The discount rate utilized is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit’s total capital and the risk associated with the cash flows and the timing of the cash flows. Comparison methods (e.g., peer comparables) and other estimation techniques are used to verify the reasonableness of the fair values derived from the discounted cash flow assessments.

Upon adoption of SFAS 142 as of January 1, 2002, the Company completed the transitional impairment test and concluded that there was no impairment of goodwill or identifiable intangibles with indefinite lives. The Company also completed this annual impairment test as of September 30, 2002 and no impairment in the carrying value was recorded as a result of those tests. In 2003, as a result of tightened competition, reduced demand in certain market areas and the development of exchange rates, especially the impact of the weakened U.S. Dollar, the operating profits of Metso Minerals operations were lower than expected. As of September 30, 2003, upon completion of the first step of the annual impairment assessment, based on updated forecasted plans approved by the Board of Directors, it was determined that a potential risk of impairment existed, since the carrying values exceeded the fair values of certain Metso Minerals’ reporting units. The second step of the impairment test compared the implied fair value of these reporting units’ goodwill to the corresponding carrying value of goodwill. The result of such impairment test was that the carrying value of goodwill of such reporting units exceeded the implied fair value of the goodwill by €206 million. Accordingly, an impairment loss of this amount was recognized.

Concurrently, Metso performed an impairment assessment of its goodwill under Finnish GAAP, which resulted in an impairment loss of €205 million, see Note 5. The difference in the amount of the goodwill impairment under Finnish GAAP versus U.S. GAAP, adjusted for goodwill reversed in the business combination under U.S.GAAP, has been reported in the reconciliation of income statement and shareholders’ equity of Note 32. The business combination has been explained in Note 32 a).

METSO

Notes to Consolidated Financial Statements

An analysis of goodwill by reporting segment under U.S. GAAP is given below:

	Paper	Automation	Minerals	Ventures	Discontinued	Total
	(€ in millions)
2002:
As of January 1, 2002	97	27	514	17	191	846
Translation difference(1)	(14)	(2)	(37)	(1)	(10)	(64)
Decreases	–	–	–	–	–	–
Increases	1	–	20 (2)	–	–	21
As of December 31, 2002	84	25	497	16	181	803

2003:
Translation difference	(11)	(1)	(21)	0	(3)	(36)
Increases	–	–	–	–	–	–
Impairment	–	–	(163)	–	(43)	(206)
Decreases	–	–	–	–	–	–
As of December 31, 2003	73	24	313	16	135	561

(1)	Includes €10 million of translation difference related to cumulative amortization expense recognized as of December 31, 2001.
(2)	Includes €17 million of purchase accounting adjustments related to the acquisition of Svedala.

An analysis of identifiable intangible assets under U.S. GAAP is given below:

	Brand Names		Customer Value	Order Backlog	Other intangible assets	Total
	(€ in millions)
2002:
As of January 1, 2002	58		67	30	127	282
Translation difference	(3)		(3)	–	(3)	(9)
Additions	–		–	–	14	14
Decreases	–		–	–	(5)	(5)
Accumulated amortization expense	–		(14)	(30)	(78)	(122)

As of December 31, 2002	55		50	–	55 (2)	160

2003:
As of January 1, 2003	55		64	30	133	282
Translation difference	(3)		(1)	–	(3)	(7)
Additions	–		–	–	39	39
Decreases	(13	)(1)	–	–	(3)	(16)
Accumulated amortization expense	–		(24)	(30)	(84)	(138)

As of December 31, 2003	39		39	–	82 (2)	160

(1)	Impairment loss on brand names (see adjustment e) impairment of brand names).
(2)	Includes patents and licenses for a net book value of €34 million and €32 million for the years ended December 31, 2002 and December 31, 2003, respectively

Brand names have been designated as intangible assets with an indefinite life under U.S. GAAP and as such, have not been amortized. For the year ended December 31, 2003, the amortization expense of the other identifiable intangible assets subject to amortization was €22 million. The amortization expense is expected to be €22 million, €22 million, €22 million, €22 million and €16 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

METSO

Notes to Consolidated Financial Statements

e) Impairment of brand names

Under Finnish GAAP, brand names are amortized based on their estimated economic life. Their carrying value is tested for impairment when there are indications that the income generating capacity of the brand name has reduced due to internal or external factors. Under Metso’s impairment principles, if a reporting unit, subject to impairment testing, carries both goodwill and intangible assets on its balance sheet, any impairment loss is primarily offset against the goodwill. If the impairment loss exceeds the carrying value of goodwill, the excess will be written off against other intangible assets.

Under U.S. GAAP, certain intangible assets, such as brand names, are considered to have an indefinitive life and therefore are not amortized. Their carrying value is tested regularly for impairment either separately or together with goodwill. In the second phase of the goodwill impairment assessment, in order to arrive at the implied fair value of the goodwill, the company has to calculate the fair values of the assets and liabilities related to the reporting unit subject to testing. Should the carrying value of an intangible asset with indefinitive life exceed its implied fair value calculated for the second phase, as was the case in the impairment assessment of one of Metso Minerals’ reporting unit, the excess would be recognized as an impairment loss. During 2003, as a result of the second phase test, Metso recognized an impairment loss of €13 million on brand names. The implied fair value of the brand names was evaluated through the relief from royalty method.

f) Fair value of financial derivatives

Under U.S. GAAP, all derivative financial instruments are recognized on the balance sheet at fair values with changes in fair values recognized through earnings unless strict hedge accounting criteria for cash flow hedges or hedges of net investments have been met. In addition, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires the Company to bifurcate certain hybrid contracts (i.e. contracts with embedded derivatives) and to fair value the derivative components through earnings.

Metso enters into forward exchange contracts to manage its foreign exchange exposure related to firm commitments and anticipated revenues net of expenses denominated in foreign currencies other than the functional currencies. As permitted under Finnish GAAP, Metso has deferred the unrealized gains and losses (balance sheet date fair values) on such hedges until the underlying transaction has been recorded in the financial statements. Under U.S. GAAP, as Metso has not met the SFAS No. 133 hedge accounting criteria, such unrealized gains and losses must be included in the determination of net income, resulting in an U.S. GAAP income adjustment of €(7) million, €33 million and €(10) million for the years ended December 31, 2001, 2002 and 2003, respectively.

Metso has entered into long-term swap contracts to hedge its interest rate exposure. Under Finnish GAAP, the Company accounts for the swap contracts using the accrual method. Under U.S. GAAP, swap contracts are fair valued and changes in fair values must be included in the determination of net income resulting in a U.S. GAAP income adjustment of €(2) million €3 million and €0 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Under Finnish GAAP, the Company is not required to bifurcate and fair value foreign currency embedded derivatives included in firm commitments. Under U.S. GAAP, firm commitments, in which the currency is not the functional currency of either counterparty, must be fair valued on the balance sheet with changes in fair values recorded through earnings. The effect to record embedded derivatives at fair values in Metso’s U.S. GAAP net income amounted to €1 million, €(1) million and €(13) million for the years ended December 31, 2001, 2002 and 2003, respectively.

In 2003, Metso extended its risk management policy to include commodity forwards. Their designation and effectiveness testing do not meet hedge accounting criteria under U.S. GAAP and the changes in fair value have to be recognized through earnings. Their effect to Metso’s U.S. GAAP net income was €(1) million for the year ended December 31, 2003.

METSO

Notes to Consolidated Financial Statements

The combined effect of these adjustments in Metso’s U.S. GAAP net income and shareholders’ equity for the years ended December 31, 2001, 2002 and 2003, respectively, is as follows:

	Gross	Tax	Net
	(€ in millions)
Balance sheet difference as at January 1, 2001	—	—	—
Changes in fair values recognized through 2001 U.S. GAAP earnings	(8)	2	(6)

Balance sheet difference as at December 31, 2001	(8)	2	(6)
Changes in fair values recognized through 2002 U.S. GAAP earnings	35	(10)	25

Balance sheet difference as at December 31, 2002	27	(8)	19
Changes in fair values recognized through 2003 U.S. GAAP earnings	(24)	7	(17)

Balance sheet difference as at December 31, 2003	3	(1)	2

Under Finnish GAAP, Metso applies hedge accounting and records the realized gains and losses on hedging instruments to the same income statement line item and cash flow statement line item as the underlying hedge transaction is recorded. Under U.S. GAAP, the following adjustments would be made to the income statement line items for the years ended December 31, 2001, 2002 and 2003, respectively:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Operating profit	—	(74)	(56)
Financial income and expenses	(8)	109	32
Income taxes	2	(10)	7

Net income	(6)	25	(17)

g) Pension surplus refund

During 2000, Metso received a surplus refund amounting to €14 million before taxes from the Swedish pension insurer Alecta (SPP). The refund was received partly in cash with the remaining portion of the total amount mainly utilizable against future pension premiums. Under Finnish GAAP, the total surplus refund was recognized in income in 2000.

Under U.S. GAAP, only the portion reimbursed in cash can be recognized in income. As at December 31, 2000, Metso had received, of the total refund, €8 million in cash. In consecutive years, the cash payments have amounted to €3 million, €2 million and €1 million before taxes for the years ended December 31 2001, 2002 and 2003, respectively. As of December 31, 2003, the remaining difference between Finnish and U.S. GAAP was less than €0.3 million.

h) Employee benefit plans

Pensions and other postretirement benefits

Metso generally records pension expense in accordance with local accounting practices in the countries in which employees are provided with such benefits.

Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are to be reviewed and updated periodically to the extent that local market economic conditions and demographics change.

METSO

Notes to Consolidated Financial Statements

The companies within Metso have various pension schemes pursuant to local conditions and practices of the countries in which they operate. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and the final salary with Metso, and are usually coordinated with local national pensions. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso also maintains some multiemployer pension arrangements, insured plans and defined contribution pension arrangements. Contributions to these plans amounted to approximately €69 million, €75 million, and €67 million for years ended December 31, 2001, 2002, and 2003, respectively.

In 2001, Metso acquired Svedala, an international group with employees benefiting from defined contribution pension and postretirement benefit plans mainly in the United States, Canada, Brazil, the United Kingdom, Germany and Sweden. The accumulated benefit liability under purchase accounting has been reported in the schedule below under the purchase accounting adjustment.

Metso provides certain health care and life insurance benefits for retired employees. Substantially all the U.S. and Canadian employees are provided these benefits. Under U.S. GAAP, SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other than Pensions” requires Metso to accrue the estimated cost of postretirement benefit payments during the years the employee provides services.

Metso uses December 31 as measurement date for its pension plans.

For its noninsured, employer-sponsored defined benefit pension schemes, net periodic benefit cost included in Metso’s net profit (loss) for the years ended December 31, 2001, 2002 and 2003, calculated in accordance with U.S. GAAP, includes the following components for companies subject to SFAS No. 87 and 106 recalculation:

	Pension benefits, domestic			Pension and post- retirement benefits, foreign
	2001	2002	2003	2001	2002	2003
	(€ in millions)			(€ in millions)

Service cost	16	16	14	8	10	8
Interest cost	7	6	6	14	22	20
Expected return on plan assets	—	—	—	(11)	(15)	(12)
Net amortization	4	2	0	0	1	2
Employee contributions	—	—	—	—	—	—

Net periodic benefit cost	27	24	20	11	18	18

Special adjustments:
SFAS No. 88 events	—	—	—	(1)	—	1
Purchase accounting adjustment	—	—	—	86	—	—
Other adjustment	—	—	—	—	1	3

Grand total net periodic benefit cost	27	24	20	96	19	22

METSO

Notes to Consolidated Financial Statements

The following tables set forth the change in benefit obligation and the amounts, which would be recognized in Metso’s consolidated balance sheet in accordance with U.S. GAAP for the years ended December 31, 2002 and 2003:

	Pension benefits, domestic		Pension and post-retirement benefits, foreign
	2002	2003	2002	2003
	(€ in millions)		(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	115	102	364	334
Service cost	16	14	10	8
Interest cost	6	6	22	20
SFAS No. 88 events	—	(3)	—	(4)
Participant contributions	—	—	—	1
Amendments	—	—	—	2
Special termination benefits	—	—	—	4
Increase in coverage	—	—	—	4
Acquisitions	—	—	5	—
Actuarial loss (gain)	(19)	(1)	(4)	22
Benefits paid	(16)	(16)	(19)	(21)
Currency effect	—	—	(44)	(35)

Benefit obligation at end of year	102	102	334	335

	Pension benefits, domestic		Pension and post-retirement benefits, foreign
	2002	2003	2002	2003
	(€ in millions)		(€ in millions)
Change in plan assets
Fair value of plan assets at beginning of year	—	—	199	167
Actuarial return on plan assets	—	—	(9)	21
Company contribution	16	16	20	22
FAS 88 events	—	—	—	—
Participant contribution	—	—	—	1
Other adjustment	—	—	4	—
Benefits paid	(16)	(16)	(19)	(21)
Currency effect	—	—	(28)	(23)

Fair value of plan assets at end of year	0	0	167	167

Funded status reconciliation
Funded status	(102)	(102)	(167)	(168)
Unrecognized transitional obligations (asset)	—	—	0	0
Unrecognized prior service cost	(7)	(6)	4	5
Unrecognized actuarial (gain) loss	20	15	34	41

Prepaid (accrued) benefit cost	(89)	(93)	(129)	(122)

Under U.S. GAAP, an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent this amount is not covered by the net liability recognized in the balance sheet. For the years ended December 31, 2002 and 2003, an additional minimum liability of €23 million and €25 million was recognized, respectively.

METSO

Notes to Consolidated Financial Statements

Amounts recognized in the statement of financial position consist of:

	Pension benefits, domestic		Pension and post retirement benefits, foreign
	2002	2003	2002	2003
	(€ in millions)		(€ in millions)
Accrued employee benefit liability	(89)	(93)	(160)	(152)
Prepaid benefit cost	—	—	8	5
Intangible asset	—	—	3	5
Accumulated other comprehensive income	—	—	20	20

Net amount recognized	(89)	(93)	(129)	(122)

For plans where ABO exceeds assets:
ABO	66	71	185	238
PBO	102	102	204	258
Fair value of assets	—	—	85	131

Weighted average assumptions used to determine the net periodic benefit cost for years ended December 31, 2002 and 2003 are as follows:

	Pension benefits, domestic		Pension and post-retirement benefits, foreign
	2002	2003	2002	2003
Discount rate	5.80%	5.50%	6.86%	6.45%
Expected return on plan assets	—	—	8.00%	7.89%
Rate of compensation increase	3.50%	3.50%	3.80%	3.69%

Weighted average assumptions used to determine the benefit obligations as of December 31 are as follows:

	Pension benefits, domestic		Pension and post-retirement benefits, foreign
	2002	2003	2002	2003
Discount rate	5.50%	5.25%	6.45%	6.02%
Rate of compensation increase	3.50%	3.00%	3.69%	3.55%

An increase of one percentage point in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by €2 million at December 31, 2003. It would increase the sum of the service and interest cost by €0.2 million for 2003. A decrease of one percentage point in the assumed health care cost trend would decrease the accumulated postretirement benefit obligation by €2 million at December 31, 2003. It would decrease the sum of the service and interest cost by €0.2 million for 2003. The health care cost trend during the next five years is expected to fall from 11 percent to five percent.

The following additional information, as required in accordance with SFAS 132 ‘Employers Disclosure about Pensions and Other Postretirement Benefits Revised’, which was issued in December 2003, applies to domestic plans only. The disclosure requirements will be extended to cover foreign plans in 2004.

In 2004, Metso expects to contribute €16 million in respect to the Finnish TEL system for the pension liability. At December 31, 2002 and 2003, the accumulated benefit obligation for domestic plans amounted to €66 million and €71 million, respectively.

The Company has elected the deferral provisions of FSP No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", and as such, any measures of the APBO or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the sponsor to change previously reported information.

METSO

Notes to Consolidated Financial Statements

i) Restructuring costs

Timing difference in recognition of restructuring costs under Finnish GAAP and U.S. GAAP in the years ended December 31, 2001 and December 31, 2002

Under Finnish GAAP, Metso recognized downsizing and restructuring costs of €36 million and €28 million, for the years ended December 31, 2001 and 2002, respectively, as nonrecurring expenses (see Note 4). The severance and early retirement measures, included in the restructuring costs, have concerned 457 and 335 employees of Metso in the years ended December 31, 2001 and 2002, respectively. In addition, 1,318 persons, employed by the acquired Svedala group, were included in the involuntary termination and early retirement plans. The costs have been recognized as part of the restructuring costs of €50 million, net of taxes, which have been capitalized in the acquisition balance of Svedala.

The personnel categories included both factory and administrative personnel mainly in Metso Minerals.

Under U.S. GAAP, certain portions of the restructuring and integration costs, amounting to €5 million, did not qualify for accrual and expense recognition in the year ended December 31, 2001. As the total amount was realized in the year ended December 31, 2002, the difference between income under Finnish and U.S. GAAP was reversed in 2002.

Timing difference in recognition of restructuring costs under Finnish GAAP and U.S. GAAP in the year ended December 31, 2003

In June 2003, Metso announced an efficiency improvement program affecting all business areas. The program is designed to cut overhead costs and aims to achieve substantial cost savings. For the year ended December 2003, Metso recognized €103 million of expenses related to the efficiency improvement program. The plan covers streamlining of sales and administrative organizations and closing down plants to reduce excess production capacity in the United States and Germany. The planned personnel cuts shall be about 630 persons in Metso Paper, 350 persons in Metso Minerals, 140 persons in Metso Automation and 73 persons in Metso Ventures worldwide. The main measures under the plan are expected to be completed by the end of year 2004. In addition, Metso is looking into outsourcing component production, which may affect some 350 jobs. Further streamlining of sales network and reduction of over-capacity may reduce the workforce by further 250 to 320 jobs. The realized and planned costs have been presented in detail in Note 4.

Under U.S. GAAP, a liability for a cost associated with an exit or disposal activity is measured at fair value and recognized when the liability is incurred. These costs include, but are not limited to, one-time benefits provided to current employees, who are involuntarily terminated and costs to terminate contracts, other than capital leases. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period whereas under Finnish GAAP, a provision for the full termination benefit cost is recognized in the period in which the Company becomes legally or constructively committed to a plan. Certain portions of the costs related to efficiency improvement program, amounting to €30 million before a tax effect of €6 million, do not meet the criteria for accrual and expense recognition under U.S. GAAP for the year ended December 31, 2003, and have been reversed in the income statement and shareholders’ equity reconciliation of Note 32.

METSO

Notes to Consolidated Financial Statements

Cost accruals for restructuring plans

The table below illustrates the activity in the restructuring reserves, excluding reserves related to the efficiency improvement program of 2003:

	As of December 31,
	2002	2003
	(€ in millions)
Balance as at January 1	74	53
Translation difference	—	(3)
Additions to current year reserves	36	9
Adjustments to prior year reserves	(10)	—
Amounts paid/ charged to the reserve	(47)	(36)

Balance as at December 31	53	23

Included in the balances above are amounts related to lease contracts and post-employment pension amounting to €12 million and €9 million at December 31, 2002 and 2003 respectively, which have been included in long-term liabilities as the payout of these obligations will not be completed within one year.

Under U.S. GAAP, the cost accrual for the 2003 efficiency improvement program is as follows:

As of December 31,
2003
(€ in millions)
Reserve recorded under Finnish GAAP	77
Reclassified under U.S. GAAP as deductions to fixed assets and inventory	(17)

Efficiency improvement program reserve related to restructuring costs under Finnish GAAP	60
Amounts reversed under U.S. GAAP	(30)

U.S. GAAP reserve as of December 31, 2003	30

The impairment losses amounting to €23 million recognized on fixed assets under Finnish GAAP relate to operations that are being restructured as part of the efficiency improvement program. The impairment losses on tangible fixed assets arise from the difference between historical book values and the estimated disposal value assessed when the decision to close and divest a place has been taken. In addition, Metso recognized an additional inventory obsolescence provision of €2 million. Out of the total impairment loss of €25 million, €17 million are included as provisions under Finnish GAAP as of December 31, 2003. Under U.S. GAAP such amounts would be recorded as deductions of the related asset balances.

The reserve recorded under U.S.GAAP is mainly composed of pension liabilities and early retirement measures, which amount to €10 million, and of employee termination benefits of €16 million. The remaining amount of €4 million includes other restructuring costs related to reduction of production capacity and streamlining of the sales organization under the program. Of the total cost accrual, €24 million is payable within one year and the remaining €6 million, which includes mainly pension liabilities, becomes due after one year.

j) Written put option on subsidiary shares

Under Finnish GAAP, certain obligations, such as written put options on subsidiary shares, need not be recognized before they are exercised by the counterparty.

Under U.S. GAAP, Metso is required to fair value such written put options and to recognize them as a liability on the balance sheet. Metso has issued a put option obliging it to redeem, at a fixed price, the minority ownership in one of its subsidiaries. The option, which can be exercised between January 1, 2005 and September 30, 2005, has been fair valued by discounting the settlement amount to its present value, adjusted by the value of the minority ownership under U.S. GAAP as of December 31, 2003.

METSO

Notes to Consolidated Financial Statements

k) Investments

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

For U.S. GAAP purposes, all of Metso’s short-term and other long-term investments in debt securities and equity securities with a readily determinable market value are classified as “available-for-sale” and recorded at fair value with changes in unrealized appreciation recorded directly to shareholders’ equity, net of applicable deferred income taxes. As a result, Metso recognized €3 million and €6 million as of December 31, 2002 and 2003, respectively as an adjustment to shareholders’ equity under U.S. GAAP.

Available-for-sale securities in accordance with U.S. GAAP are summarized as follows:

	U.S.GAAP Cost (*)	Gross unrealized holding gains	Gross unrealized holding losses	Market Value
	(€ in millions)
December 31, 2002	45	4	(1)	48
December 31, 2003	35	6	(0)	41

(*)	U.S. GAAP cost is comprised of the historical acquisition price.

The gain realized on disposal of available-for-sale securities was €3 million and €7 million for the years ended December 31, 2003 and 2002, respectively.

l) Net investment hedge

Under Finnish GAAP, Metso has designated an intercompany foreign currency denominated loan as a hedge of a net investment and as a result records the exchange rate difference against the translation difference arising from the hedge of the net investment at consolidation. Under U.S. GAAP, hedge accounting may be applied in consolidation only if the intercompany loan designated as a hedging instrument is offset by a third-party loan. The exchange rate gain has been reversed from cumulative translation adjustment accounts and recognized as income.

Under Finnish GAAP, Metso has applied hedge accounting for a forward exchange contract designated as a hedge of its net investments in foreign subsidiaries denominated in CAD and USD. The subsidiaries are owned by the parent company, which has the euro as its functional currency.

Under U.S. GAAP, the hedge effectiveness criteria are not met as the change in the fair value of the hedging instrument is based on changes in CAD/USD spot exchange rates where as the translation adjustment arises between CAD and EUR and USD and EUR, respectively. As a result, the unrealized loss on the hedging instrument has been included in the determination of net income under U.S. GAAP.

m) Repurchase commitments and securitization

Repurchase commitments

Metso has entered into certain contracts to sell machines, which include commitments to buy-back the machine at a minimum specified value at the end of the contract period. Under Finnish GAAP, revenue is recognized in full and any liability resulting from the guarantee is disclosed as a contingent liability and recognized only when incurred.

U.S. GAAP precludes recognition of revenue for these contracts and accordingly, the revenue and gross profit related to these sales, net of taxes, has been reversed. Under U.S. GAAP, the amounts received for these machines, net of the guaranteed amount, are recorded as deferred revenue and amortized over the contract

METSO

Notes to Consolidated Financial Statements

period. The equipment remains as an asset on the balance sheet and is amortized over the contracted period to the lower of its repurchase value or market value. At the end of the contract period, if the repurchase commitment has not been exercised, the remaining deferred revenue is recognized as income against the remaining value of the equipment.

Securitization

Metso has entered into various agreements with third party financial institutions to sell certain receivables with recourse. These agreements require periodic installments of principal and interest over periods of up to five years from inception, with interest rates based on market conditions. Metso has retained the servicing of substantially all of these contracts.

The Swedish Export Credits Guarantee Board provides an export guarantee for the benefit of the Company covering 100% political risk and 80-85% of commercial risk on the receivables. Metso provides the buyer of the receivables with a guarantee to cover any non-payment by the customer not covered by the Swedish Export Credits Guarantee.

Net receivables outstanding at December 31, 2003 relating to finance contracts sold were €14 million.

n) Treasury stock

Under Finnish GAAP, treasury stock is presented within financial assets. Under U.S. GAAP, treasury stock is to be shown as a deduction of the consolidated shareholder’s equity and, consequently, €1 million at December 31, 2002 and 2003, respectively, has been deducted from the shareholders’ equity under U.S. GAAP.

o) Translation difference

Under Finnish GAAP, the Company records certain purchase accounting adjustments related to foreign subsidiaries in euro, which is the functional currency of the Parent Company.

Under U.S. GAAP, purchase accounting adjustments are recorded in the functional currency of the subsidiary to which they relate. As a result, currency translation differences have been recognized with respect to such purchase accounting adjustments. The translation difference is following:

	As of December 31,
	2002	2003
	(€ in millions)
Goodwill	(39)	(60)
Brand names	(4)	(6)
Customer value	(3)	(4)
Patents	(1)	(0)
Land and water areas	(1)	(1)
Buildings	(1)	(2)
Other tangible assets	(1)	(1)
Deferred taxes	3	4

Total	(47)	(70)

p) Discontinued operations

In November 2002, Metso announced it signed a memorandum of understanding with a Swiss buyer Bobst Group SA to dispose of the Converting Equipment group, which manufactures equipment for the packaging industry. The final sales price is expected to be approximately €75 million and the transaction was closed on January 30, 2004. In accordance with Finnish GAAP, the results of discontinued operations are included in the determination of consolidated net income.

METSO

Notes to Consolidated Financial Statements

As part of reorientation of Metso’s strategic direction, commenced in 2003, to strengthen its balance sheet, Metso has announced its intention to explore the business development possibilities, including disposal, of its Compaction and Paving business line within Metso Minerals.

Under U.S. GAAP, both the Converting Equipment group and Compaction and Paving business line meet the criteria of a component entity classified as held for sale under SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” and accordingly, income from continuing and discontinued operations has been presented separately and all prior period information have been restated to reflect such presentation.

Certain income statement line items for the discontinued operations are presented in the following table:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)

Net sales	259	495	498
Operating profit	1	14	(40)
Net income	0	15	(36)

The main balance sheet items for the discontinued operations are:

	As of December 31,
	2002	2003
	(€ in millions)
Fixed assets and long-term investments	290	232
Inventories	133	120
Other current assets	188	151

Total assets	611	503

Shareholders’ equity	269	192
Long-term liabilities	63	58
Short-term liabilities	279	253

Shareholders’ equity and liabilities	611	503

Under Finnish GAAP, intangible and tangible fixed assets related to discontinued operations continue to be amortized even after having being qualified as held-for-sale.

Under U.S. GAAP, in accordance with SFAS 144, fixed assets, which qualify as held-for-sale either individually or as part of a disposal group, are no longer amortized when the held-for-sale criteria is met. The depreciation related to discontinued operations amounting to €2 million, which has been recognized under Finnish GAAP, has been reversed.

q) Consolidated Statement of Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. The Company has chosen to present comprehensive income in accordance with Finnish GAAP and components of comprehensive income consist of the following:

METSO

Notes to Consolidated Financial Statements

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Comprehensive income
Net income under Finnish GAAP	141	65	(258)
Other comprehensive income
Foreign currency translation adjustments	(17)	(127)	(55)
Hedging of net investment denominated in foreign currency, net of taxes of €2 million, €(17) million and €(16) million, respectively	(4)	42	39
Additional minimum liability, net of tax benefit of €3 million and €4 million	—	(5)	(6)

Other comprehensive income	(21)	(90)	(22)

Comprehensive income	120	(25)	(280)

r) Earnings per share

Earnings per share for Finnish GAAP purposes is based on income before extraordinary items and income taxes, adjusted for minority interest and taxes related for normal business operations (see Note 1 “Accounting Principles” for detailed discussion). Under U.S. GAAP, basic earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

s) Customer tooling

The fixed asset balance as of December 31, 2002 and 2003 includes €4 million and €18 million, respectively, related to amounts received from customers to invest in specific equipment to fulfill the contractual obligations to them. The amounts received have been recorded as a liability under advances received and are being amortized. As a result of the offsetting impact of the depreciation of such assets and amortization of amounts received, the net impact to the earnings under U.S. GAAP is zero.

t) Stock compensation

Pursuant to SFAS No. 123 “Accounting for Stock-Based Compensation,” the Company has elected to account for its stock option plan under the intrinsic value method of APB Opinion 25 “Accounting for Stock Issued to Employees” and adopt only the disclosure provisions of SFAS No. 123. As of December 31, 2003, no compensation expense was recognized under APB 25 related to the Company’s employee stock options as the exercise prices of the Company’s employee stock options, which are adjusted by subsequent dividend payments, equal or exceed the market price of the underlying stock on the date of grant. Under SFAS No. 123, stock options are valued at grant date using the Black-Scholes valuation model and compensation costs are recognized ratably over the vesting period. Had compensation costs been determined as prescribed by SFAS No. 123, the Company’s net income and earnings per share would have been reduced to pro forma amounts indicated in the following table:

METSO

Notes to Consolidated Financial Statements

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
	(unaudited)
Net income (loss)
as reported	127	113	(245)
Stock based compensation cost included in the determination of net income, net of taxes	—	—	—
Stock based compensation cost that would have been included in the determination of net income if the fair value method was used, net of taxes	(5)	(3)	(1)
Pro forma	122	110	(246)
Basic and diluted earnings (loss) per share
as reported	0.93	0.83	(1.80)
Pro forma	0.90	0.80	(1.81)

The Company has currently three option programs, the 2000 stock option plan, the 2001 stock option plan and the 2003 stock option plan.

The Board of directors of Metso Corporation proposed to the 2003 Annual General Meeting held in April 2003 that stock options, named 2003A, 2003B and 2003C, be issued to the key persons of Metso Group and to its wholly owned subsidiary, Metso Capital Oy (the “2003 Plan”). Upon issue all stock options were distributed to Metso Capital Oy. Metso Capital Oy distributes stock options to the key persons of Metso Group by the resolution of the Board of Directors. The total number of stock options distributed to the key persons under the 2003 Plan cannot exceed 5,600,000 stock options.

In May 2003, Metso’s Board of Directors decided on the maximum number of options and on the earnings criteria by which 2003A stock options can be distributed in the spring of 2004. The maximum number of stock options that can be distributed is 2,500,000 options. The maximum amount can be distributed, if the operating profit percentage for 2003 reaches at least 9 percent, the return on capital employed reaches at least 20 percent and earnings per share exceed €1.60.

The minimum criteria for partial distribution of stock options for 2003 were an operating profit percentage of at least 5 percent, a return on capital employed of at least 9 percent and earnings per share of at least €0.75. An additional criterion for the distribution of stock options was that the trade-weighted average price of the Metso share on the Helsinki Exchanges during the period January 1 — March 31, 2004 does not fall below €10.11. The criteria for the program were not fulfilled during the financial year and no stock options under the 2003 Plan have been granted, apart from 100,000 options granted on March 1, 2004 to the new President and chief executive officer.

METSO

Notes to Consolidated Financial Statements

	2003A	2003B	2003C

Number of stock options	2,600,000	2,600,000	2,600,000

Subscription period	April 1, 2006 — April 30, 2009	April 1, 2007 — April 30, 2010	April 1, 2008 — April 30, 2011

Share subscription price per stock ption

The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2004 adjusted by dividends payable after January 1, 2004 but before the date of the share subscription. The exercise price cannot be below par value.

The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2005 adjusted by dividends payable after January 1, 2005 but before the date of the share subscription. The exercise price cannot be below par value.

The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2006 adjusted by dividends payable after January 1, 2006 but before the date of the share subscription. The exercise price cannot be below par value.

Subscription	One stock option gives the right to subscribe one share.

If a subscriber of the options under the 2003 Plan ceases to be employed by or in the service of the Metso Group for any other reason than retirement or death before 1 April 2008, such person is obligated without delay to offer to the Company free of charge the warrants for which the share subscription period had not begun at the last day of such person’s employment.

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

The series A and B stock options issued by Metso in 2001 were combined and made available for trading as a separate security on the main list of the Helsinki Exchanges from April 1, 2003.

The 2000 Annual General Meeting approved a plan (the “2000 Plan”) in order to standardize the incentive programs of the Group in such a manner that the warrant holders of Valmet Corporation and Rauma Corporation were offered a possibility to convert their warrants in the aforementioned companies to the warrants being issued. As a result of the 2000 Plan, 3,500,000 outstanding Valmet and Rauma warrants were converted to the plan. Under the 2000 Plan, two series of warrants, named A and B, are issued to persons belonging to the management and certain other key persons with following conditions:

METSO

Notes to Consolidated Financial Statements

	A warrants	B warrants

Number of warrants	2,500,000	2,500,000

Exercise period	April 1, 2001 — April 30, 2005	April 1, 2003 — April 30, 2005

Exercise price per warrant	€16 adjusted by dividends payable after March 1, 2000. The exercise price cannot be below par value.

Subscription	One warrant gives the right to subscribe one share.

To the extent the subscription rights of warrants are not used by the persons included in the 2000 or 2001 Plan, they can be subscribed by Metso Corporation’s subsidiary, Metso Capital Oy. The Board of Directors of Metso Corporation is authorized to transfer such warrants in future to persons becoming eligible to its incentive plan.

The series B stock options that Metso issued in 2000 were made available for trading on the main list of the Helsinki Exchanges combined with the series 2000 A stock options from April 1, 2003.

If a subscriber of the warrants under the 2000 or 2001 Plan ceases to be employed by or in the service of the Metso Group for any other reason than retirement or death, then such person is obligated without delay to offer to the Company free of charge the warrants for which the share subscription period had not begun at the last day of such person’s employment.

The following tables summarizes information about stock options outstanding at December 31, 2003.

	Number of Shares to be subscribed	Weighted average Fair Value	Weighted Average Exercise Price
2000 Plan

Outstanding at January 1, 2000	—		—
Granted	4,902,500	2.82	15.60
Forfeited	35,000		15.60
Outstanding at January 1, 2001	4,867,500		15.60
Granted	295,000	0.68	15.00
Forfeited	227,500		15.60
Exercised	—		—
Outstanding at December 31, 2001	4,935,000		15.57
Granted	—	—	—
Forfeited	61,000		15.56
Exercised	—		—
Outstanding at December 31, 2002	4,874,000		15.56
Granted	30,000	0.07	14.20
Forfeited	34,250		15.56
Exercised	—		—
Outstanding at December 31, 2003	4,869,750		15.56

METSO

Notes to Consolidated Financial Statements

	Number of Shares to be subscribed	Weighted average Fair Value	Weighted Average Exercise Price
2001 Plan

Outstanding at January 1, 2001	—		—
Granted	675,000	1.11	15.00
Forfeited	—		—
Exercised	—		—
Outstanding at December 31, 2001	675,000		15.00
Granted	120,000	1.62	14.40
Forfeited	—		—
Exercised	—		—
Outstanding at December 31, 2002	795,000		14.91
Granted	105,000	0.23	13.80
Forfeited	27,500		15.56
Exercised	—		—
Outstanding at December 31, 2003	872,500(1)		14.54

(1)	On March 1, 2004, in accordance with his employment agreement, the new President and chief executive officer was granted 30,000 options under 2001 Plan.

The fair value of the options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2001	2002	2003

2000 Plan

Expected volatility	41.04%	—	33.11%
Risk-free interest rate	4.09%	—	2.52%
Dividend yield	5.08%	—	6.11%
Expected life (years)	2.3	—	1.33

2001 Plan

Expected volatility	41.16%	46.45%	31.87%
Risk-free interest rate	4.05%	3.80%	2.50%
Dividend yield	4.59%	5.55%	6.09%
Expected life (years)	2.2	1.7	1.29

Valmet

The 1998 Annual General Meeting approved an issue of two series of warrants to persons belonging to the management of the Company and to certain other key persons (the “1998 I plan”). The warrants entitle the holders to subscribe to an aggregate of 2,000,000 shares in the Valmet (1,000,000 shares in each series). The subscription period for the new shares commenced on April 1, 2001 for the first series, entitling holders to subscribe for new shares of Valmet at a price of €18.16 per share, and on April 1, 2003 for the second series, entitling the holders to subscribe new shares of Valmet at a price of €19 per share. The subscription period for both series will close on March 31, 2005. The share subscription price for both series is adjusted by dividends distributed after May 1, 1998 and before the date of the subscription. As of December 31, 2003, no shares had been subscribed for under the 1998 I plan. Consequent to the approval of the 2000 plan of Metso, the holders utilized the possibility to convert their warrants of the 1998 I Plan to warrants under the 2000 Plan.

METSO

Notes to Consolidated Financial Statements

Rauma

In February 1998, the shareholders approved a plan (the “1998 II plan”) to issue warrants (A, B and C warrants) to certain senior management employees of Rauma. The aggregate amount of warrants issued was 1,100,000. Each warrant entitles its holder to subscribe for one share of Rauma. The A warrants entitle the holders to subscribe to 330,000 shares of Rauma during the period from April 17, 2001 to April 17, 2005. The B warrants entitle the holders to subscribe to 330,000 shares of Rauma during the period from April 17, 2002 to April 17, 2005. The C warrants entitle the holders to subscribe to 440,000 shares of Rauma during the period from April 17, 2003 to April 17, 2005. The original subscription price was €20.35 per share, adjusted by the dividends distributed after May 1, 1998 and before the date of subscription. The merger between Valmet and Rauma adjusted the subscription price to €18.68 per share for both warrants based on the exchange ratio. The expiration date for all warrants is April 17, 2005. No share entitlements provided by options transferred from Rauma Corporation were subscribed for in 2002 or in 2003.

Consequent to the approval of the 2000 plan of Metso Corporation, the holders utilized the possibility to convert their warrants of the 1998 II Plan to warrants under the 2000 Plan.

No other bonds with warrants or convertible bonds were outstanding during 2003.

u) Classification differences and Other Disclosures

Extraordinary items

Under Finnish GAAP, certain income or expense items that are considered to have been earned or incurred outside of the ordinary course of business are classified as “extraordinary” and are shown in a separate caption after income from operations.

Under U.S. GAAP, extraordinary items are those that are considered both unusual in nature and infrequent in occurrence; in practice, such extraordinary items are rarely recorded. Accordingly, net extraordinary items for the years ended December 31, 2001, 2002 and 2003 would not be classified as extraordinary items under U.S. GAAP.

The disposition of the extraordinary items under Finnish GAAP is as follows:

	Year ended December 31,

	2001	2002	2003

	(€ in millions)

Extraordinary income	—	—	—

Extraordinary expenses:
Inventory adjustment in Metso Drives’ German operations	(3)	—	—
Reserve in Metso Automation’s US operations, net of income tax	(5)	—	—

Total	(8)	—	—

The inventory adjustment of €3 million, recognized in the year ended December 31, 2001, would have impacted the operating profit of Metso Drives and the reserve of €5 million, net of deferred income tax, would have affected the operating profit of Metso Automation.

Impairment

Under Finnish GAAP, impairment losses on intangible and tangible assets can be recognized as liabilities, especially if the underlying asset is held for sale and the reserve reflects the expected unrealized loss at disposal. In connection with the efficiency improvement program launched in 2003, Metso recognized various write-downs of long-lived assets and inventory obsolescence for an amount of €17 million as accrued liabilities.

METSO

Notes to Consolidated Financial Statements

Under U.S. GAAP, impairment losses and inventory obsolescence are recognized as a reduction of the cost basis of the underlying assets. The write-downs would have impacted the value of inventory by €1 million, the value of intangible assets by €2 million and the value of tangible fixed assets by €14 million.

Service revenues

Net sales includes service revenues totaling €1,394 million and €1,399 million for the years ended December 31, 2003 and 2002, respectively. Metso defines service revenue as aftermarket and maintenance activities, which can comprise (but are not limited to) service and maintenance work, service agreements, performance testing and evaluation, and spare and wear parts.

Deferred taxes

Under Finnish GAAP, the balance sheet presentation of deferred taxes differs from the presentation requirements set forth in U.S. GAAP, see Note 10 for Finnish GAAP disclosure.

Under U.S. GAAP, the current and non-current deferred tax liabilities and assets are presented as a net current and as a net non-current amount, consistent with the classification of the related assets and liabilities having generated the deferred tax. The classification is made for each separate tax-paying component within each taxing jurisdiction. Following table presents the deferred tax assets and liabilities under Finnish GAAP according to the presentation prescribed by SFAS 109 “Accounting for Income Taxes” under U.S. GAAP:

	As of December 31,

	2002	2003

	(€ in millions)
Non-current assets
Tax losses carried forward	186	171
Other	11	11
Valuation allowance	(110)	(111)

	87	71

Current assets
Inventory	26	23
Reserves	23	34
Accruals	22	41
Medical benefits	14	15
Other	2	5
Valuation allowance	0	(3)

	87	115
Current liabilities
Inventory	(1)	0

Non-current liabilities
Fixed assets	(18)	(18)
Purchase price adjustments	(35)	(31)
Untaxed reserves	(12)	(12)
Other	(35)	(2)

	(100)	(63)

Deferred tax asset, net	73	123

METSO

Notes to Consolidated Financial Statements

v) Valuation and Qualifying Accounts

Allowance for doubtful accounts for the three years ended December 31, 2001, 2002 and 2003 is set forth below:

	Balance at Beginning of Year	Charged to Cost and Expenses	Deductions	Other(1)	Balance at End of Year
	(€ in millions)
2001	29	11	(11)	27	56
2002	56	13	(16)	(8)	45
2003	45	5	(13)	(3)	34

(1)	Includes foreign currency translation effects and the acquisition balance sheet of Svedala Group in 2001.

Allowances for inventory accounts for the three years ended December 2001, 2002 and 2003 is set forth below:

	Balance at Beginning of Year	Additions(1)	Deductions	Other(2)	Balance at End of Year

	(€ in millions)
2001	21	10	(9)	58	80
2002	80	12	(13)	(7)	72
2003	72	15	(15)	(5)	67

(1)	Excludes amounts recorded as direct write-off of inventories of €8 million, €7 million and €3 million for the years ended December 31, 2001, 2002 and 2003, respectively.
(2)	Includes foreign currency translation effects and the opening balance of Svedala Group in 2001.

w) New Accounting Standards

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities — all of whose shares are mandatory redeemable. The provisions of SFAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. The Company does not expect this statement to have a material impact on its financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 generally improves financial reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company does not expect this statement to have a material impact on its financial statements.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 R, Consolidation of Variable Interest Entities Revised (FIN 46R). FIN 46R modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. We reviewed our investment portfolio, including associated companies, and identified no investments in Variable Interest Entities, as defined by FIN 46.

METSO

Notes to Consolidated Financial Statements

Note 33. Subsequent Events

Papiers Gaspésia

In 2002, Metso Paper received an order for a rebuild of an on-line printing and writing supercalandered coated paper line from Papiers Gaspésia in Chandler, Quebec, Canada. The rebuild was expected to be completed by mid-2004. According to the information Metso has received in the first quarter of 2004, the project is currently on hold due to additional financing arrangements by the customer. In view of the delay and postponement of the project completion, Metso Paper is prepared to make an approximately €10 million reserve in its result for the first quarter of 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 25, 2004		METSO CORPORATION

	By:	/s/ Jorma Eloranta
		Name:	Jorma Eloranta
		Title:	President and Chief Executive Officer

	By:	/s/ Olli Vaartimo
		Name:	Olli Vaartimo
		Title:	Executive Vice President and Chief Financial Officer