Form 20-F
period 2004-12-31
METSO CORP
filed 2005-03-30
CIK 1013626

As filed with the Securities and Exchange Commission on March 30, 2005.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2004

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

Number of shares, nominal value €1.70 each, outstanding on December 31, 2004: 136,250,545

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorted period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

(i)

(ii)

INTRODUCTION

     In this annual report, the “Company,” “Metso Corporation,” “Metso,” “Group,” “we,” “us” and “our” refer to Metso Corporation or Metso Corporation and its consolidated subsidiaries, as the context may require. As used herein, the term “Finnish State” refers to the Republic of Finland.

CURRENCY PRESENTATION

     We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. As used in this annual report:

•	“euro” or “€” means the lawful currency of the member states of the European Union (the “EU”) participating in the EU’s Economic and Monetary Union;

•	“U.S. dollar,” “U.S.$” or “USD” means the lawful currency of the United States of America;

•	“pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“Canadian dollar” or “CAD” means the lawful currency of Canada;

•	“South African rand” or “ZAR” means the lawful currency of the Republic of South Africa; and

•	“Swedish krona” or “SEK” means the lawful currency of the Kingdom of Sweden.

     Unless otherwise stated, euro amounts have been translated into U.S. dollars at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 31, 2004, which was €1.00 = U.S.$1.3538 (U.S.$1.00 = €0.7387). On March 29, 2005, the noon buying rate for the euro was €1.00 = U.S.$1.2913 (U.S.$1.00 = €0.7744).

FINANCIAL AND OTHER INFORMATION

     Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Finland (“Finnish GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of the principal differences between Finnish GAAP and U.S. GAAP, see Note 30 to our audited consolidated financial statements as of and for the years ended December 31, 2003 and 2004, and income statement data for each of the years in the three-year period ended December 31, 2004, included elsewhere in this annual report. See also “Item 5. Operating and Financial Review and Prospects—Principal Differences between Finnish GAAP and U.S. GAAP.”

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

Item 2.  Offer Statistics and Expected Timetable.

     Not applicable.

Item 3.  Key Information.

Selected Financial Data

     Our consolidated financial statements are prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation to U.S. GAAP is set forth in Note 30 to our consolidated financial statements. For a discussion of the principal differences between Finnish GAAP and U.S. GAAP, see also “Item 5. Operating and Financial Review and Prospects—Principal Differences between Finnish GAAP and U.S. GAAP.” Our shares are traded on the New York Stock Exchange in the form of American Depository Shares (“ADSs”). Each ADS represents one of our shares. Per share data has been translated into U.S. dollars per ADS where appropriate.

     The selected financial data set forth below as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 is a summary derived from our consolidated financial statements and should be read together with our consolidated financial statements and the notes thereto.

	For the year ended December 31,
	2000	2001(1)	2002	2003	2004
	€	€	€	€	€
	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in Accordance with Finnish GAAP
Net sales	3,891	4,343	4,691	4,250	3,976
Operating profit (loss)(2)	200	246	167	(229)	111
Financial income and expenses, net	(20)	(24)	(74)	(74)	(62)
Share of profits of associated companies	0	0	0	0	0

Income (loss) before extraordinary items and income taxes	180	222	93	(303)	49

Extraordinary income and expenses, net	268	(8)	–	–	–

Income (loss) before taxes	448	214	93	(303)	49
Income taxes	(59)	(72)	(26)	44	21
Minority interests	0	(1)	(2)	1	(1)

Net income (loss)	389	141	65	(258)	69

Earnings (loss) per share(3)(4)	0.90	1.09	0.48	(1.89)	0.51

BALANCE SHEET DATA
Amounts in Accordance with Finnish GAAP
Total assets	3,564	5,042	4,399	3,823	3,578
Cash and cash equivalents	485	212	190	130	419
Net interest bearing liabilities	(53)	1,251	1,118	1,109	529
Shareholders’ equity	1,425	1,469	1,379	1,024	1,052

CASH FLOW DATA
Amounts in Accordance with Finnish GAAP
Net cash provided by (used in) operating activities	300	235	252	146	262
Net cash provided by (used in) investing activities	309	(943)	(14)	(80)	359
Net cash provided by (used in) financing activities	(284)	433	(233)	(121)	(333)
Capital expenditures on fixed assets(5)	111	154	191	128	89
Cash dividends declared and paid per share (€)(6)	0.60	0.60	0.60	0.20	0.35
Cash dividends declared and paid per share (U.S.$)(6)(7)	0.56	0.53	0.63	0.25	0.47

	As of and for the year ended December 31,
	2000	2001(1)	2002	2003	2004
	€	€	€	€	€
	(in millions, except per share data)
		(restated)	(restated)	(restated)
INCOME STATEMENT DATA
Amounts in Accordance with U.S. GAAP
Income (loss) from continuing operations(9)	75	127	3	(196)	66
Income (loss) from Discontinued Operations(9)	6	0	19	(39)	8
Gain (loss) on disposal of Discontinued Operations	326	—	—	—	(72)

Net income (loss)(8)(9)	407	127	22	(235)	2

Basic and diluted earnings (loss) per share from continuing operations(9)	0.56	0.93	0.02	(1.44)	0.48
Basic and diluted earnings (loss) per share from Discontinued Operations(9)	2.45	0.00	0.14	(0.29)	(0.47)

BALANCE SHEET DATA
Amounts in Accordance with U.S. GAAP
Total assets(9)	3,799	5,275	4,520	3,996	3,697
Long-term liabilities(9)	656	1,553	1,334	1,256	1,231
Shareholders’ equity(9)	1,499	1,503	1,326	998	978

(1)	Effective September 2001, Metso acquired all of the outstanding shares of Svedala AB for a total acquisition price of €943 million. Svedala has been consolidated in our financial statements as of the fourth quarter of 2001.

(2)	The operating loss for 2003 includes a goodwill impairment of €205 million and restructuring expenses of €103 million related to the efficiency improvement program launched during the year.

(3)	Under Finnish GAAP, the earnings per share calculation excludes extraordinary items. For a discussion of the calculation of earnings (loss) per share, see Note 10 to our consolidated financial statements. Under U.S. GAAP, these items would either be included in the earnings (loss) per share from continuing operations or in earnings (loss) per share from Discontinued Operations. See Note 30 to our consolidated financial statements.

(4)	The average numbers of shares used in calculating this amount were as follows:

Year ended December 31,	Number of Shares
2000	135,363,537
2001	136,135,223
2002	136,189,704
2003	136,189,704
2004	136,189,704

(5)	Excluding business acquisitions.

(6)	Dividends are paid after the decision by the annual general meeting held in the year following the year for which they are attributed to. The dividend for 2004 is the proposal of Metso’s board of directors to the annual general meeting to be held on April 4, 2005.

(7)	Solely for the reader’s convenience, amounts in euro have been converted into U.S. dollars at the noon buying rate on December 31, of the respective year.

(8)	As of January 1, 2002, for purposes of U.S. GAAP, Metso adopted SFAS 142, which ceased amortization of goodwill and indefinite-lived intangible assets. Amortization expense on goodwill and indefinite-lived intangible assets on a U.S. GAAP basis for the years ended December 31, 2000 and 2001 was €9 million and €12 million, respectively.

(9)	Our 2001, 2002 and 2003 financial statements in accordance with U.S. GAAP have been restated to reflect the impact of adjustments made to our pension liabilities recorded in conjunction with our acquisition in 2001. In order to correctly record this pension liability in accordance with U.S. GAAP, the balance sheet at the time of acquisition would have reflected an additional pension liability and a corresponding increase to goodwill, net of the tax impact of the additional pension liability. After consideration of this additional goodwill, our impairment charge in 2003 would have been increased. As a result, our U.S. GAAP income statement reflects an additional loss of €18 million in 2003 (€0.13 additional loss per share).
Our 2002 and 2003 accounts have been restated to reflect the impact of adjustments made to our deferred tax asset valuation allowances recorded in 2002 and 2003. These adjustments would result in substantially a full valuation allowance in relation to our US operations for both periods. In addition, the 2003 results would also include the release of a previously recorded valuation allowance related to our German operations. In order to correctly record the valuation allowance in accordance with U.S. GAAP, an additional valuation allowance of €91 million has been recorded as of December 31, 2002 with a corresponding increase to deferred income tax expense. In 2003, the consolidated balance sheet would still reflect substantially a full valuation allowance for our US deferred tax assets; however, the amounts previously recognized in 2003 to increase this valuation allowance would have been recorded in the previous year as noted above. In addition, the amount previously recognized as a valuation allowance related to our German operations has been reversed in 2003. As such, the 2003 income statement reflects a decrease in deferred tax expense of €28 million, net of translation difference of €15 million. As a result of these adjustments, the income statement under U.S. GAAP net income reflects additional expense of €91 million (€0.67 per share) in 2002 and additional income in 2003 of €28 million (€0.21 per share).

Exchange Rates

     We present our financial statements in euro. A portion of our revenues and expenses is denominated in euro and a portion is denominated in currencies other than the euro. The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the euro expressed in euro per U.S. dollar. The second table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the U.S. dollar expressed in U.S. dollars per euro.

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

     The following tables set forth the noon buying rate for the euro for each of the previous five years, the period from the beginning of the year 2005 until the latest practicable date and for each of the last six months (expressed in euro per one U.S. dollar):

Euro per U.S. Dollar

Year	Average	High	Low	Period End
2000	1.0860	1.2090	0.9675	1.0650
2001	1.1711	1.1947	1.0488	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8782	0.9652	0.7938	0.7938
2004	0.8014	0.8474	0.7339	0.7387
2005 (through March 29)	0.7646	0.7829	0.7421	0.7744

Calendar Period	Low	High
2004
September	0.8053	0.8297
October	0.7823	0.8149
November	0.7526	0.7872
December	0.7339	0.7562

2005
January	0.7421	0.7720
February	0.7534	0.7829
March (through March 29)	0.7744	0.7427

     The following tables set forth the noon buying rate for the U.S. dollar for each of the previous five years, and the period from the beginning of the year 2005 until the latest practicable date and for each of the last six months (expressed in U.S. dollars per one euro).

U.S. Dollars per Euro

Year	Average	High	Low	Period End
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8952	0.9535	0.8370	0.8901
2002	0.9492	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005 (through March 29)	1.3079	1.3476	1.2773	1.2913

Calendar Period	High	Low
2004
September	1.2417	1.2052
October	1.2783	1.2271
November	1.3288	1.2703
December	1.3625	1.3224

2005
January	1.3476	1.2954
February	1.3274	1.2773
March (through March 29)	1.3465	1.2913

     Since July 1, 1999, our shares have been traded on the Helsinki Stock Exchange in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the U.S. dollar equivalent of the euro price of the shares on the Helsinki Stock Exchange and, as a result, are likely to affect the market price of our ADSs, which are traded on the New York Stock Exchange. We declare cash dividends in euro and then convert this amount to U.S. dollars for ADS holders. Therefore, exchange rate fluctuations will affect the U.S. dollar amounts that ADS holders receive.

     For a discussion of the effects of exchange rate movements on our operations, see “Item 5. Operating and Financial Review and Prospects—Foreign Currency Fluctuations.”

     Our foreign exchange risk management policy is focused on hedging foreign currency exposures related to firm sale and purchase commitments as well as net investments in foreign subsidiaries to the extent practicable. We have, to a large extent, hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings, currency derivatives and, to some extent, through receivables. Apart from forward foreign exchange contracts, options and currency swaps, as of December 31, 2004, we were not a party to any other derivative foreign currency instruments. For a discussion of our foreign exchange risk management policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rates and Foreign Currency Exposure.”

Risk Factors

Business Cycles in the Global Economy and Customer Industries

     Business cycles in the global economy and our customer industries influence the demand for our products, our financial condition and results of operations, especially in the short-term. Metso Paper and Metso Automation are affected by the business cycles of the pulp and paper industry. In addition, Metso Automation is also affected by the business cycles of the power, oil and gas industries. Metso Minerals’ operations are dependent on the development of the mining, construction and civil engineering industries. Within the construction and civil engineering industries, the level of infrastructure investments is most significant for Metso Minerals. Management believes that, in the long-term, the effects of business cycles are reduced by the geographical diversity of our operations and the various customer industries served. Also, new equipment orders tend to be more affected by business cycles than the demand for rebuilds and process improvements as well as aftermarket operations, for which our large global installed base offers a strong platform. Although we have striven actively to reduce the risks of business cycles by growing our product life cycle related operations and long-term partnerships with our customers, as well as increasing the flexibility of our cost base through outsourcing and focusing on the manufacture and assembly of core components, there can be no assurance that business cycles will not continue to significantly affect the demand for our products, our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Business Overview.”

Competition

     Our competitors vary by business area and product. We aim to differentiate ourselves from competitors through quality, reliability, service and availability, as well as through our high level of technological know-how and long-term commitment to our customers. We aim for competitive advantage through continuous product development based on research and technology development (“RTD”) investments and cooperation with our customers. In addition, we seek to operate flexibly and cost-efficiently in an effort to ensure our competitiveness. While management believes that our product and service range will keep pace with developing technologies and changing customer needs, there can be no assurance that new or enhanced products and technologies developed by current or future competitors will not reduce the competitiveness of our products, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—Business Summary” for a description of our significant competitors in each of our business areas.

Project Activity

     Our operations consist partly of large project deliveries to the pulp and paper industry and the mining industry. These deliveries can involve project-specific risks concerning delivery schedules as well as equipment start-up, capacity and end-product quality. In some cases, project-specific risks may also arise from new technology included in the deliveries. Although the risks of individual projects are generally not significant compared to the magnitude of our business and we seek to reduce project-specific risks by exact sales contract terms, there can be no assurance that such risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.

Raw Materials, Suppliers and Subcontractors

     Developments in the global economy or abrupt problems with deliveries by raw material producers can influence the prices and availability of raw materials that we use for our products. This may, in turn, affect our business by increasing our purchasing costs and/or lengthening delivery lead-times. Among key raw materials used by us are steel and scrap iron, the prices and availability of which may fluctuate and have an adverse effect on our operations. The global coverage of our businesses and suppliers is expected to reduce the effect of any local disturbances. We prefer long-term supply contracts in order to reduce the effects of short-term price volatility or availability issues. In addition, when possible, we seek to identify replacement suppliers in order to manage risks related to a single supplier. However, there are limitations to the availability of such actions. For example, a raw material used by Metso Minerals in manufacturing wear parts for crushers, virgin manganese, has its supply limited mainly to South Africa. Delivery problems facing local producers or political or legislative changes in South Africa can affect the availability of manganese, which could have an adverse effect on our Metso Minerals wear parts business. We seek to manage this risk by maximizing the use of recycled manganese. Changes in the prices of electricity, oil and metals may indirectly have a material adverse effect on our business, financial condition or results of operations, if these variations decrease the willingness of our customer industries to invest. See “Item 4. Information on the Company—Raw Materials.”

     Generally, our risks related to the purchase of raw materials have decreased because we have increasingly focused on manufacturing and assembling core components only. On the other hand, outsourcing increases the importance of, and risks related to, our suppliers and subcontractors. We purchase the majority of product components from our suppliers, for whom it is not necessarily possible to find alternative suppliers at short notice. Delivery problems of our subcontractors may also adversely affect our customer relationships and business. Although we have continued to build a global supplier network and signed long-term contracts with our major raw material suppliers and subcontractors in an attempt to limit the purchasing risks related to availability and pricing of product components, there can be no assurance that such risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.

Political, Economic and Legislative Changes in Developing Countries

     Both our operations and the operations of our customers are geographically widespread. We have our own manufacturing and suppliers based in many developing countries. Also, the demand for our new machinery and equipment is increasingly coming from countries in Asia and South America. Sudden political, economic and/or legislative changes in these countries could have a material adverse effect on our business, financial condition or results of operations. For example, China currently represents a significant portion of our business and, hence, any sudden adverse political, economic or legislative changes in China could, especially in the short-term, have a material adverse effect on our business, financial condition or results of operations. Management believes that the risks related to these developing countries are reduced by our wide geographical and industry coverage as well as our more stable aftermarket operations in Europe and North America.

Product Liability

     We are occasionally involved in product liability claims typical for companies in comparable industries. These claims are covered by our insurance policy with coverage of up to €100 million (U.S.$135 million) per year, subject to applicable insurance conditions. As part of the global coverage, our North American subsidiaries carry local general and product liability policies, which cover claims up to an annual aggregate of €4 million (U.S.$5 million). We also seek to reduce product liability risks by improving product safety through RTD investments, automation and customer training as well as by applicable sales contract terms. Although management believes that our insurance coverage is currently adequate to cover the liability risks, we may be held responsible for damages beyond the scope of our insurance coverage, which could have a material adverse effect on our business, financial condition or results of operations.

Environmental Regulation

     Procedures to ensure compliance with applicable environmental protection laws and regulations as well as ISO 14001 compliant environmental systems are key tools in our environmental management. Although our management is not aware of any current environmental matters that could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations, there can be no assurance that continued compliance with the existing or future environmental laws, and the costs associated therewith, will not have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—Governmental Regulation and Environmental Matters.”

Property and Liability Risks

     We manage our exposure to property, business interruption, transport and liability risks (general liability, product liability and management liability) through global insurance schemes. The insurance coverage consists of property, business interruption, transport and liability insurance schemes and their local applications. Our total risk bearing capacity is taken into consideration when setting the amount of deductibles. Our captive insurance company will bear risks to the extent that is financially sustainable. Although management believes that our insurance coverage is currently adequate to cover the liability risks, we may be held responsible for damages beyond the scope of our insurance coverage, which could have a material adverse effect on our business, financial condition or results of operations.

Liquidity

     Cash and committed revolving credit facilities are used to protect our short-term liquidity. We manage our liquidity by balancing the proportion of short-term and long-term loans as well as the average remaining maturity of long-term loans. We also manage risks in the availability of funds and pricing in the long-term by diversifying funding between money and capital markets and banks. Credit rating agencies assess our business and publish credit ratings. A lowering of credit ratings could raise the financing costs of possible new loans taken, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the possible impact of credit ratings downgrades.

Interest Rate Risks

     Changes in market interest rates and interest margins may influence our financing costs, returns on financial investments and valuation of derivative contracts. We manage interest rate risks through the ratio of floating-rate to fixed-rate loans and the average length of interest rate periods. Additionally, we may use interest rate swaps and other derivative contracts. Although management believes that the measures we have taken to limit our exposure to interest rate risks are currently adequate, there can be no assurance that interest rate fluctuations will not have a material adverse effect on our business, financial condition or results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rates and Foreign Currency Exposure.”

Currency Risks

     Exchange rate changes affect our business, although the geographical diversity of our operations decreases the significance of any individual currency. Exchange rate variations can have a direct effect on the prices of raw materials and production commodities purchased in non-domestic currencies and in the prices of end products for export, in which the invoicing currency is different from the currency of the manufacturing costs (transaction effect). More than one-half of our net sales originate from outside the euro zone. Alongside the euro, the most important currencies used in invoicing are the U.S. dollar and the Swedish krona. When the net sales and results of our subsidiaries outside the euro zone are translated into euro, they may increase or decrease because of exchange rate changes, even though no real change in such net sales or results has occurred (translation effect). Exchange rate movements may also affect our competitive position by weakening the cost competitiveness of our products as against those of our competitors’ products manufactured in another currency area.

     In accordance with our treasury policy, our operating units are required to hedge in full the currency exposures that arise from firm delivery and purchase agreements. In addition, the units can hedge anticipated foreign currency denominated cash flows by taking into account the significance of such cash flows, the competitive situation and other opportunities to adapt. We have operations in countries in which currency regulation affects hedging risks. The most important of these are Brazil and China. We conduct hedging operations in a centralized fashion through our corporate treasury. We have set upper limits on the open currency exposures of the corporate treasury, calculated on the basis of their potential profit impact. These limits cover net exposures from transfers between units and items arising from financing activities. Future cash flows are hedged for periods, which do not normally exceed two years. Accordingly, the majority of future cash flows related to the order backlog are hedged.

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

     In addition, a non-euro investors’ base currency return on an investment in our shares may be negatively affected by any depreciation of the euro against the investor’s functional currency. The value of dividends and other distributions paid in euro, and the value of the shares quoted on the Helsinki Stock Exchange in euro could decline as a result.

Credit Risks and Other Counterparty Risks

     Our operating units are primarily responsible for credit risks pertaining to sales activities. Our business areas determine the guidelines for delivery and payment terms granted to customers, their supervision and enforcement, which are then implemented at the business line and operating unit level. Our corporate treasury provides centralized services related to customer financing and seeks to ensure that the principles of our treasury policy are adhered to with respect to terms of payment and required collateral.

     When investing cash assets and making derivative contracts, our corporate treasury only accepts counterparties that fulfill the credit rating criteria defined in our treasury policy, or parties separately approved in advance by our board of directors. With respect to investments, derivative contracts and borrowing, we have set counterparty-specific limits to avoid risk concentrations.

     We have agreed on extended payment terms with selected customers in our businesses. In establishing credit arrangements, management is required to assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectibility of such trade credits, which could result in a write-off of these balances in future periods and could have a material adverse effect on our business, financial condition or results of operations.

     Our ability to manage our trade credit exposure, customer financing, risk concentrations and financial counterparty related risks depends on a number of factors, including our capital structure, market conditions affecting our counterparties and our ability to mitigate exposure on acceptable terms. Although the risks related to individual customers or other counterparties are generally not significant compared to the magnitude of our business and we seek to reduce customer risks by exact sales contract and payment terms and collaterals, there can be no assurance that we will be successful in managing the risks connected with our trade credit exposure, customer financing, risk concentrations and financial counterparties that we may from time to time have, which could have a material adverse effect on our business, financial condition or results of operations.

Major Shareholders May Exercise Their Influence to Detriment of Other Shareholders

     See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the impact of the ownership interest of the Finnish State in the Company.

Item 4.  Information on the Company.

Organization

     Metso Corporation is a stock corporation organized in the Republic of Finland under the Finnish Companies Act. Metso Corporation’s registered office is located at Fabianinkatu 9A, P.O. Box 1220, 00101 Helsinki, Finland; telephone +358-20-484-100. Our agent for the U.S. federal securities law purposes is Metso USA, Inc., located at 3100 Medlock, Bridge Road, Suite 250, Norcross, Georgia 30071.

History and Development of the Company

     Metso was created as the result of the merger of Valmet and Rauma in July 1999. The new combined company was initially given the name Valmet-Rauma Corporation. The name was changed to Metso Corporation in August 1999.

     Valmet traces its origins back to the industrial plants established in the 1920s and 1930s to meet the needs of the Finnish Armed Forces. These industrial plants were joined to form a conglomerate, which was formally incorporated as a limited liability company in 1950, and during the 1950s began to broaden its product range to accommodate the demands of a market economy. Valmet delivered its first paper machine in 1953. From its establishment in 1950 until its initial public offering in 1988, Valmet was wholly owned by the Finnish State and other Finnish State entities. As of March 24, 2005, the Finnish State owned 11.5 percent of the outstanding share capital of Metso Corporation.

     Rauma’s business groups were formed from a number of companies with long operating histories brought together as a result of a series of strategic acquisitions by a Finnish engineering group Rauma-Repola Oy. In 1990, Rauma-Repola merged with United Paper Mills, a Finnish forest products company. The new company was called Repola Oy and was one of the largest industrial conglomerates in Finland. Its engineering division was organized as Rauma and its forest products division was organized as UPM. In 1996, Repola and Kymmene Corporation, a Finnish forest products company, merged to create a new company called UPM-Kymmene. As a result, Rauma became a majority owned subsidiary of UPM-Kymmene. In 1997, following a secondary offering of Rauma shares, distribution of shares as dividends, and the redemption of shares by Rauma, UPM-Kymmene’s ownership in Rauma was reduced to 34.5 percent. In March 2005, UPM-Kymmene sold the remainder of the shares of Metso Corporation held by it.

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

     For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestments.”

Strategy

     Our vision is to grow from a machine supplier into a provider of competitiveness for our customers. We aim to be a profitably growing and globally leading developer and provider of equipment, solutions and services for our customer industries. Our goal is to assist our customers in improving the productivity and competitiveness of their industrial processes throughout their life cycles.

     Our operations are based on process know-how in the pulp and paper industry and rock and minerals processing industries, on the extensive installed base of machinery and equipment and on automation knowledge. These cornerstones have helped us to become the world’s leading supplier for the pulp and paper industry and rock and minerals processing industries. Our products and services combine control technology, process automation and advanced information and communications technology solutions with process know-how.

     Our customers are industrial companies that require their machine and equipment suppliers to show long-term commitment and assume increasing responsibility for delivered processes. Our customers’ investments are typically large and have long life cycles. These investments require sufficient returns, which can be enhanced by cooperation with the customer covering the entire life cycle of the process. Additionally, many of our customers operate in different parts of the world and expect their suppliers to be located close to them. Our strong global network enables us to serve our customers in all continents.

     Profitability is a requirement for all business areas to enable the development of the Company and utilization of the market potential. To achieve this goal, extensive efficiency improvement measures have been implemented within the Company in recent years. Our business areas are in different stages of development. In determining the strategic focus and profitability targets for each business area for 2005, the market situation, customer needs and profitability have been taken into consideration. Our overall financial targets for 2005 have been determined as an operating profit margin of six percent of net sales and return on capital employed of 12 percent.

     Metso Paper is renewing its business concept to correspond with customer needs. The flexibility required by fluctuating demand is being increased by adapting internal capacity and extending manufacturing cooperation with outside partners. Metso Paper’s financial target for 2005 is an operating profit margin of five percent of net sales. Metso Minerals is seeking to utilize the growth potential of its market and to further improve its organizational efficiency and product-specific profitability, and targets an operating profit margin of seven percent of net sales for 2005. Metso Automation is refocusing on achieving growth by launching new products and strengthening its market position in growing markets while targeting an operating profit margin of eight percent of net sales for 2005. All of Metso Ventures’ businesses are focusing on strengthening their competitiveness to achieve an operating profit margin of six percent of net sales for 2005.

Corporate Structure

     We are a global engineering company headquartered in Helsinki, Finland, and serve our customers in selected areas within the process industry. Our business areas are global in scope with operations in over 50 countries. Our principal production plants are located in Finland, Sweden, France, Italy, Germany, the United Kingdom, Canada, the United States, China, South Africa and Brazil. As of December 31, 2004, approximately 40 percent of our employees were based in Finland.

     Our operations are currently organized into the following four business areas:

•	Metso Paper designs, develops and delivers pulp and paper machinery and equipment and complete production lines for the pulp and paper industry. Metso Paper also has substantial aftermarket operations. It operates under four business lines: Paper, Board, Tissue and Fiber.

•	Metso Minerals designs, develops and manufactures equipment and total solutions, as well as aftermarket solutions for rock and minerals processing industries through its four business lines: Crushing & Screening, Minerals Processing, Wear Protection & Conveying and Recycling.

•	Metso Automation designs, develops and supplies both process automation and field solutions for automation and information management in selected process industries through its two business lines: Process Automation Systems and Field Systems. All Metso Automation operations in North America and Mexico are conducted by a separate business unit. Metso Automation’s operations cover the three principal areas of process automation: (1) automation and information management application networks and systems and life cycle services, (2) flow control solutions, automated and manual control valves, and (3) process measurement solutions and analyzers.

•	Metso Ventures is comprised of Metso Panelboard, Metso Drives, Foundries, Metso Powdermet and Valmet Automotive. Metso Panelboard develops and supplies complete production lines for the panelboard industry. Metso Drives develops and manufactures paper machine drives and other industrial gears as well as wind turbine gears. Foundries manufacture castings for various engineering industry needs. Metso Powdermet develops materials technology and component solutions for Metso’s customer industries. Valmet Automotive is an independent contract manufacturer of specialty cars.

     The chart below depicts the current structure consisting of the four business areas described above:

     The current structure is a result of the restructurings described below:

     The earlier Metso Paper business area consisted also of Metso Panelboard before it was transferred to the Metso Ventures business area in March 2002. In November 2002, the Converting business, previously part of Metso Paper, was transferred to be reported under Discontinued Operations after a memorandum of understanding regarding its sale was signed. The divestment was completed in January 2004. In February 2003, Metso Paper’s operations were reorganized to include five business lines: Paper, Board, Tissue, Chemical Pulping and Mechanical Pulping. In October 2003, Metso Paper’s foundries located in Jyväskylä, Finland and Karlstad, Sweden were transferred to the Metso Ventures business area. In March 2004, Metso Paper combined the Chemical Pulping and Mechanical Pulping business lines into one Fiber business line.

     Since August 2002, the Metso Automation business area has consisted of two business lines: Process Automation Systems and Field Systems, which are supported by a North American business unit. Process Automation Systems combines two former business divisions, Paper Automation and Energy & Process Automation.

     After Svedala was acquired and integrated in 2001, Metso Minerals business area has consisted of four business lines: Crushing & Screening, Minerals Processing, Compaction & Paving, and Wear Protection, Service & Parts. In October 2002, a fifth business line called Recycling was created. In September 2003, Metso Minerals’ operations were divided into six business lines: Crushing & Screening, Minerals Processing, Wear Protection & Conveying, Compaction & Paving, Recycling, and Drilling. In June 2004, we divested the

Compaction & Paving business and, in December 2004, the Drilling business. As a result, Metso Minerals currently consists of four business lines.

     Prior to the transfer of Metso Panelboard into Metso Ventures in 2002, the business area was comprised of Metso Engineering and Valmet Automotive. Since the transfer, the business area was reconstructured to comprise of four businesses: Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. Metso Drives and Metso Powdermet were formerly part of Metso Engineering, similarly to Metso Works and Metso Hydraulics, which have now been sold. In October 2003, three foundries, two of which were formerly part of Metso Paper and one of Metso Minerals, were transferred to the Metso Ventures business area, creating a fifth business within the business area, called Foundries. On March 4, 2005, we announced the signing of an agreement to sell Metso Drives to the funds managed by private equity investor CapMan of Finland. Metso Drives Oy will be transferred to the ownership of the CapMan funds after the relevant regulatory approvals.

     The financial information as of and for the years ended December 31, 2002 and 2003 discussed in this annual report has been restated to reflect the changes in our structure described above. The Converting business has been reported as a separate segment under Discontinued Operations since November 2002 until its final divestment to Bobst Group SA of Switzerland in January 2004. We completed the divestiture of our Compaction & Paving business to Altor, a Nordic private equity investor in June 2004 and our Drilling business to Terex Corporation from the United States in December 2004. These divested businesses are also reported under Discontinued Operations.

Business Summary

Net Sales by Geographic Area

     In 2004, we had total net sales of €3,976 million (U.S.$5,383 million), of which approximately 88 percent were accounted for by exports from Finland and sales by international operations, and an operating profit of €111 million (U.S.$150 million). As of December 31, 2004, our total assets amounted to €3,578 million (U.S.$4,844 million), and we had 22,802 employees worldwide.

     The following table sets forth our total net sales by geographic area for the three most recent years:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Finland	382	357	332
Nordic Countries (excluding Finland)	453	310	337
Europe (excluding Nordic Countries).	1,363	1,272	1,017
North America	1,199	989	837
South America	417	264	298
Asia-Pacific	652	824	909
Rest of the World	225	234	246

Total	4,691	4,250	3,976

Metso Paper

     As a result of our restructurings described under “—Corporate Structure” above, the divested Converting business, or Metso Panelboard, and the operations of the two foundries that were transferred to Metso Ventures are no longer included in the Metso Paper business area.

     The following table sets forth certain financial data regarding Metso Paper for the three most recent years:

	As of and for the year ended December 31,
	2002	2003	2004
	(€ in millions, except personnel data)
Net sales(1)	1,778	1,651	1,559
Operating profit	115	25	11
Capital employed	498	538	356
Capital expenditures	72	54	33
Research and development	72	56	50
Order backlog	735	784	946
Personnel	9,357	9,085	8,660

(1)	Includes net sales to other Metso’s business areas of €4 million, €6 million and €9 million in 2002, 2003 and 2004, respectively.

     The following table sets forth the breakdown of Metso Paper’s net sales by geographic area for the three most recent years:

	Year ended December 31,
	2002	2003	2004
	(Percent of total net sales)
Finland	10	11	12
Nordic Countries (excluding Finland)	10	7	10
Europe (excluding Nordic Countries)	26	25	17
North America	28	28	19
South America	9	3	5
Asia-Pacific	15	24	32
Rest of the world	2	2	5

Total	100	100	100

     Metso Paper is one of the world’s leading suppliers of equipment and machinery for the pulp and paper industry. Metso Paper provides machines for the production of paper of all printing grades, board and tissue. We develop and deliver, rebuild and service paper, board and tissue machines, paper finishing machines and related air systems. We also develop and deliver equipment and designs plants for the production of chemical and mechanical pulp and recycled fiber as well as provide service to the plants. Spare and wear parts supply, process improvements and optimization are central to our aftermarket activities. Process improvements are expected to be an increasingly important source of revenue as pulp and paper mills strive to enhance process efficiency and meet higher environmental standards. Our customer service activities include start-up assistance; training; corrective, preventive and predictive maintenance programs as well as operations support.

Products and Services

     Paper. Metso Paper delivers new paper machines and production equipment as well as offers machine rebuilds and service. The product lines also include new machines, machine rebuilds and service for coating, calendering, winding and roll handling, and chemical handling equipment for paper mills. Coaters and calenders are used to give base papers certain properties, such as gloss or matt finishes and opacity. Winders are used to cut large paper rolls to smaller sizes to fit printing machines. Roll handling machines consist of roll wrapping and conveyor systems. Metso Paper’s paper machines are among the largest and fastest in the world. A typical paper machine costs between €50 million and €100 million and produces from 200,000 to more than 400,000 tons of paper per year. These machines are designed to meet specific customer needs and are used to produce fine paper (for office stationery), newsprint, supercalendered and coated paper (for magazines and similar publications) and coated base papers (for brochures and art purposes).

     Board. Metso Paper delivers new board machines and production equipment as well as offers machine rebuilds and service. Metso Paper supplies machines for all board and packaging grades, the most important grades being corrugated board, linerboard, folding boxboard and liquid packaging board. A typical board machine costs between €30 million and €100 million and produces from 200,000 to more than 600,000 tons of board per year.

     Tissue. Metso Paper delivers new tissue machines and production equipment as well as offers machine rebuilds and service. Metso Paper produces machines for manufacturing various types of tissue papers and continues to be a leading supplier of Thru-Air ™ technology for tissue production. A typical tissue machine costs between €10 million and €35 million and produces from 10,000 to more than 70,000 tons of tissue per year.

     Fiber. Metso Paper delivers fiber lines, processes and production equipment as well as related aftermarket activities for both the chemical and mechanical pulping technologies. Chemical pulp is used for high quality paper products primarily due to its strength, printability and ability to maintain brightness. Mechanical pulp is used primarily for newsprint and magazine papers and certain paperboard grades. Metso Paper has the complete capability and product offering for utilization of all different kind of recycled fibers for paper, board or tissue making. Metso Paper’s fiber business line includes all process equipment and service necessary for complete fiber plants. Metso Paper offers fiber producers technology that significantly reduces the environmental impact of their operations.

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

     Customers are located in a number of countries, primarily in Europe, North America and Asia. Metso Paper has major production facilities in Finland and Sweden, and a joint venture in China. Our internal production processes have been reorganized by creating a network of plants specializing in designated product areas and manufacturing processes in order to focus on development of specific technologies and expertise.

     As a major supplier to the pulp and paper industry, Metso Paper has most of the significant pulp and paper producers as customers. Customers include large North American-based international groups, such as Georgia-Pacific, International Paper, Kimberly-Clark, Procter & Gamble and Weyerhaeuser; European producers, such as M-real Corporation, Norske Skog, SCA, Stora Enso and UPM-Kymmene; and South American producers, such as Arauco and Suzano; as well as various companies located in Asia, such as April, Asian Pulp and Paper, Daishowa Paper, Hansol Oji, Shandong Chenming Paper Holding, Shandong Huatai Paper and Sun Paper Industry Group.

Marketing

     Customer agreements for Metso Paper products are generally the result of extensive negotiation and coordination with our customers. Service and component sales are made on a continuous basis by regional service locations. Metso Paper has an extensive network of sales companies and sales representatives in the Nordic Countries, Western Europe, North America, South America, Asia and Australia. In addition, a marketing and sales team supports sales activities and develops marketing strategies in line with our customers’ needs.

Competition

     In the paper machine industry, machinery is designed to meet specific customer needs. Paper, board and tissue machines are sold on the basis of machine technology, availability of reference machines for comparative purposes, delivery time, price and service ability. Metso Paper competes for machine sales based on these five factors. Management believes that, based upon aggregate production capacity of paper machines sold, Metso Paper has been the world’s leading producer of large paper machines in the past three years. Management also believes that we occupy a strong position in the large paper machine rebuild markets as a result of our large installed base, advanced technologies and leading position in the new paper machine market. Metso Paper’s principal competitor in large paper machines is the other major producer, Voith Paper Group of Germany. Mitsubishi of Japan is also a competitor in paper machines. Metso Paper’s principal competitor in board making machine lines is Voith Paper Group. In tissue machines, the competitors include Andritz Corporation of Austria and Voith Paper Group, as well as Overmechanica, Recard, Toschi and Celli of Italy.

     Metso Paper’s principal competitors in the pulping industry are Andritz Corporation of Austria and Kvaerner Pulping of Norway. Competition within the pulping industry focuses on fiber quality and energy efficiency. In addition, environmental concerns affect competition as principal suppliers attempt to meet the increasing demand for environmentally friendly fiber. Within chemical pulping, the environmental focus is on totally chlorine-free and elemental chlorine-free production processes whereas in mechanical pulping focus is on recycled fiber production processes. Market leaders in the area of recycled fiber pulping include Voith Paper Group of Germany and Black Clawson of the United States.

     Competition in the aftermarket operations comes mainly from the principal global competitors mentioned above and from numerous smaller local or regional service providers. Customers also partly employ their own personnel to take care of the activities. Service, for example spare parts, is also often sold in conjunction with new paper and board machines or major rebuilds. Management believes that Metso Paper’s service operations benefit from synergies with Metso Paper products.

Recent Developments

     In December 2004, Metso Paper concluded an agreement to sell its production operations in Karhula, Finland, to Mesera Works Oy. According to the agreement, 105 workers transferred as existing employees to Mesera Works on January 1, 2005.

     In September 2004, Metso Paper completed the outsourcing process of its Jyväskylä plate fabrication. Metso Paper and Konepaja Häkkinen Oy of Finland signed a contract according to which the operation of the plate fabrication shop was transferred to a new company, Rautpohjan Konepaja Oy, a subsidiary of Konepaja Häkkinen Oy. According to the agreement, all 124 workers transferred as existing employees to Rautpohjan Konepaja on October 1, 2004.

     For a description of recent acquisitions and divestments, see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestments.”

Metso Minerals

     As a result of our restructurings described under “—Corporate Structure” and the acquisition of Svedala and its consequent integration with Metso Minerals, Metso Minerals’ operations are divided into four business lines: Crushing & Screening, Minerals Processing, Wear Protection & Conveying, and Recycling.

     Metso Minerals is globally a leading supplier in rock and minerals processing and in recycling systems for metals and construction materials. Aftermarket operations form an important part of Metso Minerals’ business, inasmuch as crushing and processing rock and minerals require spare and wear parts continuously. In addition, we provide different types of aftermarket activities for the life cycle of the equipment. Products are sold either through Metso Minerals’ own global sales organization or, in some product lines, through their own distributor network.

     Currently, the principal production plants of Metso Minerals are located in Finland, Sweden, the United States, Germany, South Africa, France and Brazil.

     The following table sets forth certain financial data regarding Metso Minerals (excluding the Compaction & Paving business and Drilling business divested during 2004) for the three most recent years:

	As of and for the year ended December 31,
	2002	2003	2004
	(€ in millions, except personnel data)
Net sales(1)	1,406	1,253	1,343
Operating profit (loss)	28	(189)	84
Capital employed	996	741	729
Capital expenditures	39	27	24
Research and development	10	10	9
Order backlog	413	347	560
Personnel	8,479	8,284	8,048

(1)	Includes net sales to other Metso’s business areas of €5 million, €7 million and €1 million in 2002, 2003 and 2004, respectively.

Products and Services

     Metso Minerals offers total solutions for customers in the aggregates, mining, minerals processing, civil engineering, cement, metal recycling, bulk materials handling industries as well as related aftermarket activities through its four business lines. The product offering includes a wide variety of products with a large number of variations, types and models.

     Crushing & Screening. Metso Minerals’ Crushing and Screening business line offers equipment and solutions used in rock and minerals’ crushing and classifying. It specializes in the design of entire crushing and screening plants, supplying not only stationary plants but also an increasing number of track and wheel-mounted mobile units. In addition, it supplies individual crushers, screens, feeders and conveyors as well as wear and spare parts. Furthermore, its offering includes complete, stationary recycling plants that are mostly focused on retreating demolition and building debris, as well as old concrete and other pavement materials. Within the aggregates industry, quarries and contract crushing are among its key customer groups.

     Minerals Processing. The Minerals Processing business line offers production processes for the mining industry and industrial minerals as well as related products, such as grinding mills, enrichment and pyro processing equipment and slurry pumps. The business line also offers equipment for bulk materials handling, such as stackers and reclaimers, and other products needed in loading and unloading barges, ships and railcars. Furthermore, its offering includes aftermarket services, such as expertise in optimizing existing plants through automation, plant audits, plant upgrades, replacement parts and maintenance.

     Wear Protection & Conveying. Products in the Wear Protection and Conveying business line include grinding mill linings, screening media and other wear, impact, dust and noise protection products as well as conveyer belts and components.

     Recycling. The Recycling business line covers equipment and solutions needed for the recycling, crushing and sorting mainly of metals, such as metal shredders, shears, scrap shears and scrap baling presses.

Markets and Customers

     The following table sets forth the breakdown of Metso Minerals’ net sales (excluding the Compaction & Paving business and Drilling business divested during 2004) by geographic area for the three most recent years:

	Year ended December 31,
	2002	2003	2004
	(Percent of total net sales)
Finland	4	3	3
Nordic Countries (excluding Finland)	7	7	7
Europe (excluding Nordic Countries)	31	31	29
North America	23	21	23
South America	14	13	13
Asia-Pacific	12	15	15
Rest of the world	9	10	10

Total	100	100	100

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

Marketing

     In order to service its local markets and customers, Metso Minerals’ marketing is subdivided into six market areas: Europe, Southern Africa, North and Central America, South America, Asia-Pacific and China. Metso Minerals has a number of sales companies in Europe, South America, Southern Africa, Asia and Australia. Metso Minerals’ sales network offers the full range of products to the relevant industries. Metso

Minerals supports its sales operations in North America through its own distribution and a network of local distributors.

Competition

     Competition in Metso Minerals’ industries is fragmented, with few global manufacturers and numerous small, regional and local manufacturers. We believe that our competitive advantages include our global operations network, which allows us to meet the increasingly global needs of our customers, and the wide product range we offer. In crushing and screening, our major competitors are Astec, Extec, Komatsu, Sandvik and Terex. In mining and minerals processing, our major competitors include Baker Process, Dorr-Oliver, Heyl&Patterson, FFE, Krupp-Polysius, Larox, Mann-Takraf and Outokumpu, depending on the product line and particular industry segment. In wear protection products and conveyor belts, our major competitors include Bridgestone, Goodyear, Rubber Engineering, Steinhaus/Isenmann, TipTor and Tyler/Polydeck. In recycling, our major competitors include Henschel and Newell-Riverside.

Recent Developments

     On December 31, 2004, the Drilling business line, which operated under the Reedrill name, was divested and transferred to Terex Corporation from the United States. The business had only limited strategic connections with other businesses of Metso Minerals.

     On June 30, 2004, we divested the Compaction & Paving business line to Altor, a Nordic private equity investor. Our construction and paving equipment business operated as an independent business under the Dynapac name and had relatively limited synergies with the other businesses within Metso Minerals.

     In 2003, we announced several restructuring initiatives as part of our corporate wide efficiency improvement program. Some of these actions were completed during the year 2004. These included the closure of our crusher manufacturing site at Milwaukee, Wisconsin, in June 2004, the closure of our screen manufacturing unit in Ketsch, Germany in May 2004, and the closure of our pump manufacturing unit in Colorado Springs, Colorado, in May 2004. The decision to close our Keokuk, Iowa plant has also been made as one of the final initiatives of the program and is scheduled to be completed during the first half of 2005.

     For a description of the recent acquisitions and divestments, see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestments.”

Metso Automation

     Following the restructuring of our operations in August 2002, our Metso Automation business area operates through two business lines: Process Automation Systems and Field Systems. See “—Corporate Structure” for a further explanation of our corporate restructuring.

     Metso Automation designs, develops, manufactures and maintains a wide range of technologically advanced field devices and analyzers, as well as process automation and information management applications and solutions. Metso Automation’s products are used to measure, monitor and control industrial processes, such as the pulp and paper as well as power, energy, and oil and gas industries. Metso Automation also specializes in several industry-specific automation applications and provides system integration services. Metso Automation is also one of the world’s leading manufacturers and suppliers of control and automated valves for the process industries in a large and fragmented global market. Metso Automation’s devices, applications, solutions and services are designed to improve customer process performance and profitability by increasing productivity, quality, process availability and eco-efficiency.

     Metso Automation has production plants in Finland, the United States and Mexico, as well as a manufacturing joint venture in China. Metso Automation’s global sales operations are handled through a worldwide distribution network including local distributors and Metso Automation sales companies in 36 countries.

     The following table sets forth certain financial data regarding Metso Automation for the three most recent years:

	As of and for the year ended December 31,
	2002	2003	2004
	(€ in millions, except personnel data)
Net sales(1)	622	531	535
Operating profit	16	28	53
Capital employed	207	150	136
Capital expenditures	13	8	6
Research and development	44	33	31
Order backlog	185	145	176
Personnel	4,150	3,314	3,267

(1)	Includes net sales to other Metso’s business areas of €43 million, €51 million and €42 million in 2002, 2003 and 2004, respectively.

Products and Services

     Metso Automation’s Process Automation Systems provides automation and information management application networks and systems and supporting life cycle services. Field Systems provides various industries with flow control solutions, automated and manual control valves and positioners, as well as specialty analyzers.

  Process Automation Systems

     The Process Automation Systems business line develops and maintains process automation technology for the pulp and paper industry as well as the power, energy, and oil and gas industries. The business line’s principal product is metsoDNA, or Dynamic Network of Applications. The metsoDNA solution offers flexible scalability and easy integration and compatibility with a plant’s other systems. MetsoDNA is based on the free networking of knowledge and information, control automation and embedded field control applications. The concept was first introduced in 1999, and it is constantly being developed by adding new industry and user-specific applications. The most recent innovation is DNAuse, a new metsoDNA user environment for more efficient decision-making. DNAuse integrates information and knowledge as one efficient framework containing process information, history, reports, supporting knowledge and team experiences.

     In addition, key products of the Process Automation Systems business line are Sensodec systems for paper machine runnability and condition monitoring, and the PaperIQ and PaperLab systems for paper quality management as well as IQInsight for paper machine wet end moisture measurement and DNAforesight for web break management system. In 2004, Metso Automation expanded its line of advanced profilers to cover new lines and rebuilds of paper, tissue and board machines.

  Field Systems

     The Field Systems business line develops field systems for various industries, including pulp and paper, power, oil and gas, as well as smart, embedded measurement and control solutions, sensors and analyzers for special applications.

     The product offering of the Field Systems business line in the area of flow control valves covers a range of valves, including simple shut-off valves to complex control and automated valves and intelligent valve controllers. The business line also supplies industrial ball valves, butterfly valves and actuators, serving the process industries, commercial heating, ventilation and air conditioning, and original equipment manufacturer markets. The product names used for our valves are Neles and Jamesbury. The Field Systems business line also develops and manufactures positioners and actuators. A positioner transmits information to an actuator, which in turn operates a valve. Positioners and actuators are key components of control valves, and Metso Automation typically sells these components with their associated valves as a single unit.

     Field Systems’ product offering for the pulp and paper industry includes Kajaani analyzers, sensors and sampling devices for sophisticated fiber and stock property measurements, and a wide selection of shear force, microwave and optical transmitters and sampling devices for pulp consistency measurements. Metso Automation is a leading global supplier of pulp and paper specialty analyzers, consistency transmitters and control valves.

Customer Support Services

     Metso Automation has customer service units in 36 countries. These units, together with local representatives, form an extensive global service network that is also supplemented with remote control solutions. Integration of customers’ systems through communication networks with Metso’s global online service systems enables operations in accordance with our life cycle business concept. The Expert center in Tampere, Finland, which was opened in 2001, can monitor online the performance of customers’ pulp and paper mills. In addition to fast diagnosis and problem solving, the service is designed to improve process availability and performance, resulting in higher efficiency and product quality. In 2002, the second Expert center was opened in Atlanta, Georgia. The third Expert center for power and process industry customers was opened in Tampere, Finland, in 2003.

Markets and Customers

     The following table sets forth the breakdown of Metso Automation’s net sales by geographic area for the three most recent years:

	Year ended December 31,
	2002	2003	2004
	(Percent of total net sales)
Finland	20	23	19
Nordic Countries (excluding Finland)	4	4	4
Europe (excluding Nordic Countries)	21	26	27
North America	36	29	28
South America	5	4	4
Asia-Pacific	11	11	14
Rest of the world	3	3	4

Total	100	100	100

     The principal customers of the Process Automation Systems business line and the Field Systems business line are in the pulp and paper industry as well as in the power, energy, and oil and gas industries. In the pulp and paper industry the customers of the Metso Automation business area and the Metso Paper business area are, in many cases, the same pulp and paper companies and mills.

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

Competition

     The process automation industry is highly competitive throughout the world. The principal competitors of Metso Automation are process automation and control companies, many of which are divisions of large multinational companies, such as ABB Automation, Emerson Process Management, Honeywell Automation and Control Solutions, Invensys, Siemens A&D, Voith Paper Automation and Yokogawa. The principal factors affecting competition include device and system reliability and availability, application expertise, technological advancement, ease of configuration and customization, engineering support, price, customer support availability, reputation and references. Management believes that Metso Automation is among the leading suppliers worldwide of special measurement and automation systems for the pulp and paper industry.

     Competition in the field systems area, especially in valve industry, is characterized by a large number of participants, many of which specialize in limited niche areas. Key competitors include Emerson, Flowserve and Spectris. Management believes that Metso Automation has a leading position in the supply of control valves to the pulp and paper industry worldwide.

Recent Developments

     In December 2004, Metso Automation decided to close its valve production factory in Chihuahua, Mexico. The closure is scheduled to take place by the end of August 2005.

     For a description of the recent acquisitions and divestments, see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestments.”

Metso Ventures

     The Metso Ventures business area comprises five business lines: Metso Panelboard, Metso Drives, Foundries, Metso Powdermet and Valmet Automotive. Metso Panelboard, formerly part of Metso Paper, was transferred to the Metso Ventures business area in March 2002. The Foundries business line was created in October 2003, when two foundries that were formerly part of Metso Paper and one foundry formerly part of Metso Minerals were transferred to the Metso Ventures business area. See “—Corporate Structure” for a further explanation of our corporate restructuring.

  Metso Panelboard

     Metso Panelboard designs and supplies globally entire production lines and individual equipment for the panelboard industry for manufacturing fiberboard, particleboard and oriented strand board. It also provides start-up, optimization, spare part and maintenance services for these lines. Products are developed to use a wide mixture of wood and fiber raw materials. The industry trend is to increasingly use low cost industrial wood residues, such as sawdust and recycled wood, as the main raw material source and, in some cases, non-wood natural fibers can replace wood fibers.

     The following table sets forth certain financial data regarding Metso Panelboard for the three most recent years:

	As of and for the year ended December 31,
	2002	2003	2004
	(€ in millions, except personnel data)
Net sales(1)	66	93	104
Operating profit (loss)	(21)	(3)	0
Capital employed	2	10	(10)
Capital expenditures	2	1	1
Research and Development	4	3	3
Order backlog	76	87	32
Personnel	334	283	264

(1)	Includes net sales to other Metso’s business areas of €1 million, €1 million and €1 million in 2002, 2003 and 2004, respectively.

  Competition

     Metso Panelboard’s main competitors in complete production lines are G. Siempelkamp Group and Dieffenbacher-Group. Significant competitors in equipment supplies are Andritz Group and Pallmann.

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

     The following table sets forth the breakdown of Metso Panelboard’s net sales by geographic area for the most recent three years:

	Year ended December 31,
	2002	2003	2004
	(Percent of total net sales)
Finland	1	0	0
Nordic Countries (excluding Finland)	21	10	2
Europe (excluding Nordic Countries)	24	24	35
North America	6	5	4
South America	9	4	5
Asia-Pacific	39	37	51
Rest of the world	0	20	3

Total	100	100	100

  Marketing

     Products are marketed globally through Metso Panelboard’s sales network and sales agents. Management believes that the ability to supply complete lines and large installed base of machinery provide an advantage in the wood-based panel industry.

  Recent Developments

     During the summer of 2004, Metso Panelboard combined the operations of its German units in Willich and Hannover. This restructuring was part of our corporate wide efficiency improvement program initiated in 2003. As a result, the number of employees was reduced by one-third.

  Metso Drives

     Metso Drives designs, manufactures and sells gears and related aftermarket services for the pulp and paper industry, power generation and rock and minerals processing.

     The following table sets forth certain financial data regarding Metso Drives for the three most recent years:

	As of and for the year ended December 31,
	2002(2)	2003(2)	2004
	(€ in millions, except personnel data)
Net sales(1)	143	128	157
Operating profit	8	2	11
Capital employed	91	88	80
Capital expenditures	25	4	2
Research and development	3	3	2
Order backlog	49	60	53
Personnel	887	869	897

(1)	Includes net sales to other Metso’s business areas of €31 million, €27 million and €27 million in 2002, 2003 and 2004, respectively.

(2)	The figures for 2002 and 2003 are presented excluding Metso Works and Metso Hydraulics, which have been divested.

  Products and Services

     Metso Drives manufactures and sells special and modular gear units for process and power generation industries. Examples include paper machine drives, grinding mill drives and wind turbine gears. Metso Drives also provides comprehensive service for the entire life cycle of gears.

  Markets and Customers

     Metso Drives has operations in Finland, Sweden, Germany, Canada and the United States, with Europe being the principal market area for Metso Drives. Its key customers are in the pulp and paper industry worldwide and the energy production industry in Europe and North America. Major customers also include

Metso Paper and Metso Minerals. Customers within Metso accounted for approximately one-fifth of Metso Drives’ net sales in 2004.

     The following table sets forth the breakdown of Metso Drives’ net sales by geographic area for the most recent three years:

	Year ended December 31,
	2002	2003	2004
	(Percent of total net sales)
Finland	28	27	25
Nordic Countries (excluding Finland)	32	27	30
Europe (excluding Nordic Countries)	25	27	24
North America	10	11	9
South America	1	1	1
Asia-Pacific	4	6	11
Rest of the world	0	1	0

Total	100	100	100

  Marketing

     Mechanical drives for the process and power generation industries, as well as related services, are sold individually through the sales network of Metso Drives. In industrial gears, Metso Drives has a global sales and marketing agreement with the German-based SEW Eurodrive GmbH.

  Competition

     The demand for Metso Drives’ products is dependent on process industry investments and the construction of new wind power plants. Metso Drives’ market position varies according to the industry served. Flender in Germany is the market leader in wind turbine gears. Other key competitors in the industry are Lohmann in Germany and Hansen in Belgium.

  Recent Developments

     On March 4, 2005, we announced the signing of an agreement to sell Metso Drives to funds managed by a Finnish private equity investor, CapMan. The debt-free price for the divestment is estimated to be approximately €98 million. Metso Drives Oy and its foreign subsidiaries are expected to be transferred to the ownership of the CapMan funds after the relevant regulatory approvals.

  Foundries

     Foundries within Metso Ventures consist of three foundries. Two iron foundries, located in Jyväskylä, Finland and Karlstad, Sweden, were previously part of Metso Paper and one steel foundry, located in Tampere, Finland, was part of Metso Minerals. Foundries manufacture castings for customers in several engineering industry segments.

     The following table sets forth certain financial data regarding Foundries for the three most recent years:

	As of and for the year ended December 31,
	2002	2003	2004
	(€ in millions, except personnel data)
Net sales(1)	72	69	75
Operating profit (loss)	5	0	4
Capital employed	27	26	25
Capital expenditures	3	5	3
Research and development	—	0	0
Order backlog	15	20	28
Personnel	593	580	587

(1)	Includes net sales to other Metso’s business areas of €24 million, €30 million and €34 million in 2002, 2003 and 2004, respectively.

  Products and Services

     Foundries manufacture and sell both steel and iron industrial castings such as steel castings for rock crushers, paper machine rolls, crusher frames, crusher wear parts, hydro turbines and other engineering industry components. The combined annual capacity of Foundries is approximately 50,000 tons of steel and iron castings.

  Markets and Customers

     Foundries have operations in Finland and Sweden where their principal market is. The key customers are various engineering companies as well as wind and hydro turbine manufacturers. Major customers also include Metso Paper and Metso Minerals. Approximately two-fifths of Foundries’ sales are derived from customers within Metso.

     The following table sets forth the breakdown of Foundries’ net sales by geographic area for the most recent three years:

	Year ended December 31,
	2002	2003	2004
	(Percent of total net sales)
Finland	67	68	70
Nordic Countries (excluding Finland)	24	24	16
Europe (excluding Nordic Countries)	5	4	7
North America	4	4	4
South America	—	—	1
Asia-Pacific	—	0	2
Rest of the world	—	—	—

Total	100	100	100

  Marketing

     Industrial castings are sold both by our own sales people and sales agents.

  Competition

     The demand for the products of Foundries is dependent on equipment sales of its customers for which the castings are used. There is a wide range of competing foundries both in the Nordic countries and Central Europe. Competition also comes from foundries located elsewhere in the world, increasingly in lower-cost countries. As a result, Foundries are increasingly focusing on technologically more demanding castings.

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

     The following table sets forth certain financial data regarding Valmet Automotive for the three most recent years:

	As of and for the year ended December 31,
	2002	2003	2004
	(€ in millions, except personnel and vehicle data)
Net sales	128	70	40
Operating profit (loss)	23	(8)	(23)
Capital employed	42	31	25
Capital expenditures	8	14	12
Research and development	4	3	2
Approximate number of vehicles assembled	41,066	19,226	10,051
Personnel	1,496	716	763

  Products and Services

     Valmet Automotive produces and develops demanding specialty cars and can supply total niche car projects to OEMs (original equipment manufacturers).

  Markets and Customers

     Valmet Automotive’s current products are the Porsche Boxster and the Porsche Boxster S cars for Dr. Ing.h.c.F.Porsche AG. Valmet Automotive’s current contract with Dr. Ing.h.c.F.Porsche AG is based on a cooperation agreement signed on October 24, 2001, with car production expected to continue until 2011. Valmet Automotive continuously seeks a new car model to add to its production line to improve the capacity utilization of the plant.

  Competition

     Specialty cars of the type produced by Valmet Automotive are designed for very limited customer segments and production is to an increasing extent subcontracted to external manufacturers. Valmet Automotive is one of the principal manufacturers of convertibles and contract manufacturers of specialty cars in Europe. Valmet Automotive’s principal competitors are Karmann in Germany, Magna Steyr in Austria, and Bertone and Pininfarina in Italy.

     Management believes that Valmet Automotive’s principal competitive advantages are its high quality and cost-efficiency, the competence of its personnel and its good readiness to manufacture new products. In December 2003, Valmet Automotive was granted one of the first ISO/TS 16949 quality certificates in the car industry.

  Recent Developments

     Due to the expiration of an agreement with Saab Automobile in April 2003 that provided for a second car model to be produced at the factory, Valmet Automotive does not currently have a sufficient order backlog to employ its entire personnel. Manufacture of new generation of Porsche Boxster cars commenced in the third quarter of 2004. As a result, car-making volumes started to increase in the fourth quarter of 2004. Some of the personnel previously laid off were called back to work. At the end of the year 2004, slightly more than 750 persons were working and approximately 400 continued to be temporarily laid off.

     In November 2001, ThyssenKrupp Automotive AG of Germany acquired a ten percent minority holding in Valmet Automotive with an option to acquire the remaining 90 percent by the end of 2003. In December 2003, ThyssenKrupp Automotive informed us that it would not use its option. In June 2004, ThyssenKrupp Automotive AG further informed that it would not acquire additional shares of Valmet Automotive, and that it would also give up its ten percent minority shareholding in the car manufacturer. On December 15, 2004, we reacquired ThyssenKrupp’s ten percent minority shareholding.

  Metso Powdermet

     Metso Powdermet designs, subcontracts the manufacture of and delivers machine parts based on powder metallurgy and other corresponding manufacturing techniques. It also advises our other businesses in issues related to materials technology. Metso Powdermet’s current main external project involves supplying powder metallurgy parts for the particle accelerator of the European Organization for Nuclear Research, or CERN, located in Switzerland. This project will continue until 2005.

     Metso Powdermet’s net sales totaled €7 million, €10 million and €11 million in 2002, 2003 and 2004, respectively. As of December 31, 2004, Metso Powdermet had 23 employees.

Discontinued Operations

     On June 30, 2004, after approval of the competition authorities, Metso completed the divestiture of its Compaction & Paving business, Dynapac, to Altor, a Nordic private equity investor. Dynapac was excluded from Metso Minerals results from July 1, 2004 and is reported as a separate entity under Discontinued Operations for the years 2002 and 2003 and in 2004 until its sale.

     On December 31, 2004, the Drilling business of Metso Minerals, Reedrill, was divested and transferred to Terex Corporation from the United States. The business line was excluded from Metso Minerals and is reported as a separate entity under Discontinued Operations for all three years reported.

     In November 2002, we signed a memorandum of understanding with Bobst Group SA of Switzerland concerning the divestment of our Converting business. After the required competition authority approvals were received, the sale was completed on January 30, 2004. Based on this development, Converting business was excluded from Metso Paper in 2002 and is reported as a separate entity under Discontinued Operations for the years 2002 and 2003 and in 2004 until its sale. See “—Corporate Structure” for a further discussion of our corporate restructuring.

     The following table sets forth certain financial data regarding Discontinued Operations for the three most recent years:

	As of and for the year ended December 31,
	2002	2003	2004
	(€ in millions, except personnel data)
Net sales	558	567	267
Operating profit (loss)	13	(50)	(8)
Capital employed	452	370	—
Capital expenditures	12	12	4
Research and development	13	16	7
Order backlog	157	109	—
Personnel	2,903	2,852	—

Dynapac

     The products in the Compaction & Paving business, under the Dynapac product brand, included pavers, planers, rollers, light compaction equipment and concrete machinery. In addition to new equipment, the business also provided expertise through services, such as spare and wear parts as well as maintenance.

Drilling

     The Drilling business, under the Reedrill and Texoma product brands, offered equipment and services for drilling. The offering included track- and wheel-mounted drills and rotary drills for surface mining and excavation, multi-boom jumbo-drills for underground excavation and soil drilling equipment.

Converting

     Converting consisted of operations of Italian Valmet Rotomec (“Rotomec”) and U.K. based Atlas Converting plc (“Atlas”). Converting offered a wide range of machines for the packaging and printing industries.

     Rotomec specialized in rotogravure and flexo printing machines and special coating and laminating machines for packaging. Rotomec produced packaging industry machines for various materials, such as paper, board, aluminum, and plastic sheets. Rotomec also produced printing machines for the production of wallpaper and interior furnishing materials. Atlas specialized in slitter rewinders and vacuum-metallizing equipment for the treatment of paper, film and aluminum foil for the converting industry. Its products were mainly used in the film and packaging industries.

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

     The types of raw materials and subcomponents that we use vary widely within each of our business areas. The most important include various mechanical and electrical components, subassemblies for Metso Paper and Metso Minerals, as well as hardware, software and computer applications for Metso Automation. In addition, steel and other metals and minerals are required for Metso Paper’s and Metso Minerals’ operations. We have long-term supply agreements for these key materials, with pricing terms following the prevailing market prices. However, we are not dependent on any single supplier and may procure these raw materials and subcomponents from multiple sources, including the open market. In addition, certain of our business areas require special raw materials. For example, Metso Paper requires rubber, polyurethane, composite and hard coatings in the production of paper machines, including roll covers. Also, Metso Minerals requires manganese, which is a mineral of limited global supply, in the production of castings for various wear parts. Also, Foundries within Metso Ventures requires scrap iron. No individual supplier or supply agreement is material.

     See “Item 3. Key Information—Risk Factors” for a discussion of the risks associated with our reliance on suppliers and subcontractors to procure raw materials and subcomponents.

Seasonality

     Seasonal variations affect, to a relatively limited extent, our net sales. This limited impact is mainly due to seasonality in our customers’ operations. Due to the timing and purchasing decisions in certain of our customer segments, deliveries and sales to such customer segments are typically higher in the fourth quarter than during the other quarters of the year. This applies to all of our business areas. However, large projects, which for us are pulp and paper or mining related, tend to have long delivery timetables and are recognized as sales each quarter based on the percentage of completion. Weather conditions provide an additional reason for some seasonality especially in our Metso Mineral’s Crushing & Screening business line. As customers in the northern hemisphere make required machinery investments to construct roads in the region’s summer months, this typically increases deliveries in the second quarter of the year.

Dependence on Intellectual Property

     We aim to create value through our ownership of intellectual property rights, which include Metso brand, patents, utility models, design protections, trademarks, copyrights and domain names. We emphasize our systematic intellectual property management and harmonized, corporate-wide practices. Attention is also paid to avoid infringements of the intellectual property rights of others.

     We seek to manage our intellectual property rights portfolios in a way that supports both competitiveness and technology leadership in our businesses. For example, our patent portfolio, including 8,500 patents and 3,500 pending applications, is regularly evaluated, screened and developed with current and future business needs and possibilities in mind to raise the value/cost ratio of the portfolio.

     In 2004, our employees filed approximately 620 invention disclosures. We sought protection in the form of patents for approximately 220 new inventions relating to the products and services of all our business areas.

Governmental Regulation and Environmental Matters

     Our operations are subject to various local laws of the countries in which we operate, including the United States federal, state and local environmental laws and regulations. Under various environmental laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), an owner or operator of property may become liable for the costs of remediation or removal of certain hazardous substances on its property, regardless of whether the owner or operator knew of, or was responsible for, the release of such substances. In addition, a generator of hazardous substances may be responsible for all or a portion of remedial and investigation costs at offsite disposal locations. There are currently no CERCLA claims pending against us. In addition to the specific matters described below, Metso Minerals Industries, Inc., previously Nordberg Inc., a company belonging to the Metso Minerals business area, has certain environmental concerns typically associated with old industrial facilities, such as potential asbestos in building materials, lead paint, and storing of oil, solvents and paint.

     Metso Minerals Industries Inc. has been named, together with a number of other parties, as a potentially responsible party (“PRP”) for the remediation of two Wisconsin landfills (Hunt and Muskego), which have been designated as superfund sites under CERCLA. As a PRP, Metso Minerals Industries Inc. is jointly and severally liable for the clean-up costs of such sites. With respect to Hunt landfill site, Metso Minerals Industries Inc., together with the other named PRPs, has entered into a consent decree with the U.S. government pursuant to which Metso Minerals and such other parties have agreed to cover the clean-up costs of the Hunt site, which had been estimated to be in the range of U.S.$13 million to U.S.$22 million. Metso Minerals Industries Inc. has a 6.3 percent share of the clean-up costs and is also covered by an indemnification agreement with a previous owner of Nordberg. Construction at the Hunt site was completed in 1996 and Metso Minerals has paid a total of approximately U.S.$0.4 million for the clean-up costs. Additional work at the Hunt site may be required at an estimated cost to Metso Minerals Industries, Inc. of approximately U.S.$0.2 million. Efforts are ongoing to contact appropriate regulatory agencies to determine the extent, if any, of additional work required. With respect to the Muskego site, there is an administrative order in place, with a total estimate of U.S.$15 million for design and clean-up costs, of which the share of the previous owner and Metso Minerals is expected to be at the level of the already paid U.S.$125,000. No activities at the Muskego site have occurred since 1996. Management estimates that Metso Minerals’ maximum remaining liability with respect to the Hunt and Muskego sites will not exceed the currently established reserve of U.S.$267,000, and that the reserve for the remediation costs of the two landfill sites will be sufficient for any remaining liability due to above reasons and the fact that no activity on these sites has occurred for several years.

     In furtherance of the planned closure and sale of the Metso Minerals’ Milwaukee, Wisconsin, manufacturing facility, a Phase II Environmental Assessment (“ESA”) was commenced in early 2004 and completed in April of that year. The ESA indicated the existence of soil and groundwater contamination at the facility, the existence of which was communicated to the Wisconsin Department of Natural Resources (“WDNR”) in May 2004. The WDNR notified Metso Minerals Industries Inc. by letter dated May 10, 2004 of its investigation and cleanup responsibilities under applicable law. In October 2004, Metso Minerals Industries Inc. entered into a contract with an environmental consulting and remediation firm to clean up the property for all identified matters in accordance with applicable law for a fixed price. Metso Minerals Industries Inc. also purchased environmental insurance consisting of remediation cost cap insurance in the amount of U.S.$3.3 million and a 10-year, U.S. $10 million in third party pollution legal liability coverage for unknown matters, subject to standard exclusions. The cost of the basic remediation of U.S.$1.1 million has been fully funded. The entire insurance premium of approximately U.S.$425,000 has also been paid by Metso Minerals Industries Inc. On January 31, 2005, this property was sold with the purchaser accepting assignment of the remediation contract, including the potential responsibility for any additional payments thereunder as well as Metso Minerals Industries Inc.’s insured status under the insurance policy. Formal assignment of the insurance policies is expected in the first quarter of this year. Notwithstanding assignment, Metso Minerals Industries Inc. will remain an additional insured party under the third party pollution legal liability portion of the insurance policy and shares the responsibility for up to one-half of the U.S.$250,000 deductible should there be any claims.

     As a result of the acquisition of Svedala, Metso Minerals has two sites with certain environmental concerns. The first is a former manufacturing site in Mt. Olive, New Jersey, which Svedala acquired in 1992. The company acquired by Svedala operated this site from 1955 to 1987. With the closing of manufacturing operations in 1987, the New Jersey Industrial Site Recovery Act triggered an environmental assessment. Both soil and groundwater contamination was identified. The source of most of the contamination was traced back to prior owners and operators of the property, which had been an industrial site since the early 1900s. All known contaminated soil has been removed and the State of New Jersey Department of Environmental Protection (“NJDEP”) has issued a “No Further Action” letter regarding the soil contamination. Metso Minerals has sold the site in Mt. Olive in December 2003. However, liabilities for ground water contamination issues were retained by Metso Minerals. In addition to the prior remediation activities at the site, Metso Minerals conducted a baseline ecological evaluation of the property as required by the NJDEP. The basic purpose of such evaluation was to determine whether site-related contamination presents a risk to or has impacted environmentally sensitive areas within or adjacent to the property. Such evaluation, together with a recommendation that no further ecological evaluation or testing be conducted at the site, was submitted to the NJDEP by an environmental consultant retained by us. There can be no assurance that the NJDEP agrees with such recommendation. However, taking into account (i) that we have purchased a pollution legal liability insurance policy for the site, which generally covers, subject to standard exclusions, clean-up costs, bodily injury and property damage for pre-existing and unknown pollution conditions, and (ii) that extensive prior remediation activities at the site have already been conducted, we do not anticipate any liability arising out of the final evaluation to be material. The estimated reserve required for the remediation measures relating to the ground water contamination and the completion of the baseline evaluation is U.S.$620,000.

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

     Metso Minerals, through its Reedrill business that was divested on December 31, 2004, was earlier identified as a PRP in two CERCLA sites. At one of the sites, liability has been assumed by a predecessor company. Regarding the other site, Metso Minerals (Svedala) has responded in March 2000 to a request for information and identified predecessor companies as the potentially responsible parties. To date, no response by the U.S. Environmental Protection Agency (“EPA”) has been received.

     Metso Minerals Industries Inc. may become subject to remedial costs relating to an old industrial facility in Colorado Springs, Colorado, which was used in foundry and test laboratory operation. The site is for sale. Phase I level evaluations do not suggest any environmental conditions of any major concern. However, in mid-2004, an area of stained soil identified in the Phase I was evaluated and determined to be contaminated with hazardous materials and, thereafter, excavated and disposed of in accordance with applicable regulations. Additional Phase II level evaluations are likely depending on the requirements of potential purchasers. A reserve of approximately U.S.$420,000 exists to account for the anticipated Phase II costs and the purchase of environmental insurance.

     Since 1992, Metso Minerals Industries Inc. has been monitoring the groundwater at its Keokuk, Iowa facility after the removal of contaminated soil and pursuant to a plan of natural attenuation of affected groundwater, under the direction of the Iowa Department of Natural Resources (“IDNR”). In November 2004, the IDNR advised that monitoring requirements for most of the compounds being tested for were eliminated. However, IDNR also stated that there had been insufficient attenuation of certain chlorinated compounds and directed Metso Minerals Industries Inc. to prepare a work plan that would enhance the degradation of these compounds. Metso Minerals Industries Inc. accepted a bid for the investigation, delineation and preparation of a work plan. A reserve of U.S.$100,000 was established for estimated costs associated with near-term compliance with IDNR investigation requirements.

     In October 2004, the Kansas Department of Health and Environment (“KDHE”) advised Metso Minerals Industries Inc. that an alleged predecessor, McNally Pittsburg Manufacturing Corporation, had disposed of foundry sand at a location where the soil now contains lead and chromium. The KDHE has invited participation in a voluntary cleanup program, failing which administrative action will be taken. Metso Minerals Industries Inc. has retained local legal counsel to investigate the scope of potential liability, if any, and has reserved U.S. $100,000 for estimated legal fees and investigation costs.

     Metso Panelboard, part of the Metso Ventures business area, has previously owned a site with certain environmental concerns. The site, located in Belgium, was owned by Constructiewerkhuizen De Mets N.V., a company divested in 2001. Pursuant to the sale agreement, we are required to provide the purchaser with an environmental certificate by the Belgian authorities, to the effect that the soil at the site has not been contaminated. Consequently, a third party conducted environmental studies and assessed the site. The completed report of the results was sent to OVAM (Belgian environmental authority) for acceptance during the fall of 2004. The studies indicate that groundwater has been polluted by chlorinated hydrocarbons but that soil has not been polluted. The use of the chemicals in the groundwater ended at site in 1989. The precautionary measures to prevent the spreading of this historical pollution started in January 2005. A cleaning plan can be presented for acceptance to OVAM after the completed report has been accepted. In accordance with the conditions of the sale agreement, we have estimated that our remaining responsibility for remediation costs will be limited to the currently established reserve of €0.8 million.

     Environmental awareness and environmentally focused technology solutions are an essential part of our competitiveness. We develop solutions that improve eco-efficiency of our customers’ industrial core processes. Our objective is to reduce the environmental impact of products and processes throughout their life cycle.

     In June 2000, we signed the International Chamber of Commerce (“ICC”) Business Charter for sustainable development, which compliments the environmental management principles of our own environmental policy. We expect that our most significant production sites will comply with ISO14001 environmental management systems in the future. In 2004, the ISO14001 certification was granted to three Metso sites, and the current amount of sites with the certification is 33. By the end of 2004, the ISO14001 systems covered 59 percent of our production activity. When systems currently under development will be certified, 78 percent of our production activity will be covered. In 2004, we were selected for the sixth time as a component in Dow Jones Sustainability Index World (“DJSI”) for the period 2004-2005. We also feature in the European sustainability index, DJSI STOXX. We have also been reselected for FTSE4Good corporate social responsibility index. In addition, we have been included in several smaller sustainability indices.

     We are committed to full compliance with all applicable national and international laws, regulations and generally accepted practices. Our environmental reporting procedure covers operating sites with significant environmental impacts. To our best knowledge, overall compliance with site-level permit conditions was proper in 2004. No major non-compliance situations were observed. Minor clean up, monitoring or investigation activities are being carried out at several sites as indicated above. However, we anticipate that these cases do not result in material financial consequences for us. Management is not aware of any other current environmental matters that could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

Property, Plants and Equipment

     Our principal executive offices are located at Fabianinkatu 9 A, Helsinki, Finland.

     As of December 31, 2004, our principal manufacturing facilities included the following:

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities
Metso Corporation
Helsinki, Finland	Owned	86,920	Corporate head office

Metso Paper
Jyväskylä, Finland	Owned	1,239,034	Large-sized Paper Machines
Järvenpää, Finland	Owned	624,242	Paper Finishing Machines
Valmet-Xian, Xi’an, China(1)	Leased	533,890	Paper and Board Machines, Foundry, Air Drying Systems
Sundsvall, Sweden	Owned	424,417	Pulping Machinery
Karlstad, Sweden	Owned	421,224	Board and Tissue Machines
Laem Chabang, Thailand	Owned	312,524	Service Center
Kotka, Finland	Owned	295,039	Medium-sized Paper Machines, Pulp Dryers
Valkeakoski, Finland	Owned	231,351	Mechanical Pulping, Refiner Segments, Stock Preparation Equipment and Systems
Como, Italy	Leased	226,974	Paper and Board Machine Rebuilds
Appleton, Wisconsin, United States	Owned	166,000	Finishing Products, Roll Service
Turku, Finland	Leased	155,506	Air Drying Systems
Columbus, Mississippi, United States	Owned	149,079	Roll Covering
Aiken, South Carolina, United States	Owned	124,400	Roll Covering
Turku, Finland	Leased	118,403	Air Drying Systems
Neenah, Wisconsin, United States	Owned	111,360	Roll Covering
Cernay, France	Leased	110,312	Roll Covering
Clarks Summit, Pennsylvania, United States	Owned	110,000	Roll Covering
Tampere, Finland	Leased	91,386	Roll Factory
Gorizia, Italy	Owned	89,179	Air Drying Systems
Biddeford, Maine, United States	Owned	88,000	Tissue Air Drying Systems, Tissue Process Services for Paper Machines
Beloit, Wisconsin, United States	Leased	86,800	Service Center
Oulu, Finland	Owned	82,258	Roll Covering
Hollola, Finland	Owned	77,149	Roll Handling

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities
Hagfors, Sweden	Owned	70,865	Refiner Segments
Järvenpää, Finland	Leased	68,049	Paper Finishing Machines
Federal Way, Washington, United States	Owned	62,683	Roll Covering
Thunder Bay, Canada	Leased	50,908	Air Drying Systems
Wuxi, China	Owned	50,388	Service Center
Melbourne, Australia	Owned	49,998	Service Center
Montreal, Canada	Leased	45,000	Service Center, Components
Shanghai, P.R. China	Leased	43,670	Logistics Center
Pfungstadt, Germany	Owned	40,458	Service Center
Florence, Alabama, United States	Owned	40,000	Woodhandling
Sorocaba, São Paulo, Brazil	Owned	39,288	Service Center

Metso Minerals
Sorocaba, São Paulo, Brazil	Owned	898,910	Rock Crushers, Vibrating Equipment, Rollers, Castings
Isithebe, South Africa	Leased	602,140	Manganese Spare Parts
Viña del Mar, Chile	Owned	538,000	Wear Protection and Conveyors
Mâcon, France	Owned	532,723	Rock Crushers and Vibrating Equipment
Tampere, Finland	Owned	510,990	Rock Crushers, Mobile Crushing Equipment
Düsseldorf, Germany	Owned	420,223	Metal Recycling Machines
Vereeniging, South Africa	Owned	330,386	Rock Crushers
Ahmedabad, India	Owned	350,076	Castings and Parts for Rock Crushers and Pumps
Bawal, India	Owned	302,571	Rock Crushers, Vibrating Equipment and Pumps
Sala, Sweden	Owned	247,570	Slurry Pumps and Process Equipment
Trelleborg, Sweden	Leased	242,100	Rubber Manufacturing
Gastonia, North Carolina, United States	Owned	168,000	Vibrating Equipment
Warrenton, Missouri, United States	Owned	150,000	Wire Screen Media Manufacturing
Clarksdale, Mississippi, United States	Leased	138,400	Conveyor Component Manufacturing
Newcastle, Australia	Owned	132,500	Vibrating Equipment and Spare Parts
York, Pennsylvania, United States	Owned	131,965	Mill Equipment and Parts
Kongsvinger, Norway	Leased	107,639	Conveyor Belts
Keokuk, Iowa, United States(2)	Owned	98,000	Rubber Manufacturing
Tampere, Finland	Owned	96,875	Conveyor Belts
Ersmark, Sweden	Owned	95,800	Rubber Manufacturing
Vicálvaro, Spain	Owned	80,000	Rock Crusher Spare Parts and Vibrating Equipment
Portland, Oregon, United States	Owned	70,968	Rock Crusher Service and Spare Parts
Matamata, New Zealand	Owned	62,400	Rock Crushers and Spare Parts
Belleville, Canada	Owned	58,000	Idler Manufacturing
Dungannon, Northern Ireland	Owned	56,000	Mobile Screens
North Bay, Canada	Owned	55,000	Rubber Manufacturing
Perth, Australia	Owned	48,438	Rubber Manufacturing
Moers, Germany	Owned	47,361	Conveyor Belts
Tianjin, China	Owned	46,466	Rock Crushers
Evergem, Belgium	Leased	46,285	Conveyor Belts

Metso Automation
Helsinki, Finland	Leased	442,400	Office, Valve and Accessories Manufacturing and Testing
Tampere, Finland	Owned	323,300	Office, Automation Systems Manufacturing and Testing
Shrewsbury, Massachusetts, United States	Owned	175,000	Valve and Accessories Manufacturing
Shanghai, China(1)	Leased	129,000	Valve Manufacturing
Chihuahua, Mexico(3)	Leased	98,800	Valve Manufacturing
Lansdale, Pennsylvania, United States	Leased	84,700	Office, Control Systems Manufacturing

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities
Kajaani, Finland	Leased	77,600	Office, Specialty Analyzers Manufacturing and Testing

Metso Ventures
Uusikaupunki, Finland	Owned	1,216,000	Car Assembly
Parkano, Finland	Owned	249,946	Gears 50 percent and the rest hired to an external manufacturer
Jyväskylä, Finland	Owned	183,645	Gear Manufacturing and Service
Karkkila, Finland	Owned	126,000	Gear Manufacturing and Service
Wuppertal, Germany	Leased	65,781	Gears
Cambridge, Ontario, Canada	Leased	35,000	Gears
Hannover, Germany	Leased	50,418	Energy plants, dryers
Sundsvall, Sweden	Leased	38,736	MDF line machines
Nastola, Finland	Leased	35,572	Particleboard and OSB line machines
Jyväskylä, Finland	Owned	394,000	Foundry
Tampere, Finland	Owned	288,020	Foundry
Karlstad, Sweden	Owned	195,000	Foundry

(1)	Joint-venture, see “Associated Companies” below.
(2)	Scheduled to be closed during the first half of 2005.
(3)	Scheduled to be closed by the end of August 2005.

     Management believes that the production capacity of each of our production plants is adequate and suitable for our current business needs and that suitable additional or alternative space would be available in the future, if necessary, on commercially reasonable terms.

Significant Subsidiaries

     The majority of our operating assets in Finland and outside of Finland are held through regional or divisional subsidiaries. During 2001, we changed a number of the names of our subsidiaries by eliminating the reference to Valmet, Nordberg, Neles and other predecessor entities, except for Valmet Automotive Oy and the subsidiaries that already contain the Metso name. Our significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, are as follows, each of which is wholly-owned by Metso Corporation:

Company Name	Country of Incorporation
Metso Paper Oy	Finland
Metso Minerals Oy	Finland
Metso Minerals Holding AB	Sweden
Metso USA Inc.	United States
Metso Svenska AB	Sweden

Associated Companies

     We currently own 35.8 percent of Allimand S.A., which, as of December 31, 2004, had an equity value of approximately €5 million; 48.3 percent of Valmet-Xian Paper Machinery Co. Ltd., which had an equity value of approximately €7 million; 50.0 percent of Shanghai Neles-Jamesbury Valve Co. Ltd., which had an equity value of approximately €3 million; and 48.2 percent of Avantone Oy, which had an equity value of approximately €1 million.

Item 5.  Operating and Financial Review and Prospects.

     The following discussion and analysis by management concerning the financial condition and the results of operations of Metso should be read together with the consolidated financial statements included in this annual report. Our consolidated financial statements have been prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net income and shareholders’ equity reported under Finnish GAAP to the amounts determined under U.S. GAAP, and a discussion of the principal differences between Finnish and U.S. GAAP are set out in Note 30 to our consolidated financial statements, included elsewhere in this annual report.

Business Overview

  Our Customers

     Our main customer industries are pulp and paper, rock and minerals processing as well as power, energy, oil and gas industries. Certain important trends apply to these industries, which have an effect on our operations. Business driven by the installed base of machinery and equipment has been growing especially in Europe and North America, where our customers have been focusing more on efficiency improvements for their existing processes rather than investing on new machinery or equipment. Demand for new machinery and equipment focuses on areas with strong economic growth and/or good availability of raw materials required, which supports demand for pulp and paper as well as rock and minerals processing investments. Such areas include Asia and South America. Accordingly, we have adapted our own organization in Europe and North America by cutting new machine related resources and strengthened aftermarket and process service related resources, while in the growing markets of Asia and South America we have increased our new machine related resources.

  Business Drivers

     Paper consumption growth is the key driver for pulp and paper investments. Shorter-term capacity utilization rates and changes in paper prices impact the investment activity of Metso Paper’s customers. Within the paper industry, new papermaking capacity has mostly been built in Asia, mainly China, during the past few years. The demand in the Chinese market has been supported by economic growth that, in turn, has increased paper consumption significantly. The equipment demand has been increasing for high-grade paper products, which has increased the investments of Metso Paper’s customers in high-speed and high-quality machinery and equipment. Provided that the strong economic growth in China continues, we expect continued good investment activity in China by our customers in the paper industry. South American customers have in the recent years been active in investing in new pulping capacity due to the good availability of fast growing wood resources, such as eucalyptus, in the region. Management expects this competitive advantage to continue to support demand for pulp equipment in South America during the next several years as well. Our customers in the European pulp and paper industry have in the past few years made only limited investments in new capacity and, instead, they have focused on machine rebuilds and process improvements. As demand for paper products in Europe is not expected to increase significantly, the current investment level could continue for a few years. In North America, investment activity in the pulp and paper industry has been low. Especially in the United States, there have been very few new investments since the 1990s and the demand has been focused on smaller rebuilds and aftermarket activities.

     Metso Minerals’ business environment reflects, on the one hand, demand from the aggregates industry and, on the other, demand from the mining industry. Although the major aggregates producers come from Europe and North America, the growth in demand for aggregates has been moderate, and aggregates have been used mainly to maintain existing infrastructure. In developing countries, such as China and India, infrastructure construction has been supported by higher economic growth and is increasing strongly. Also, large multi-year government programs aimed to improve the infrastructure in these countries have increased the demand for aggregates and investments in new production machines and equipment provided by Metso Minerals. The focus in mining operations has moved to the Southern Hemisphere. In recent years, the demand for new mining equipment has increased in South America, Southern Africa, and Australia, while the emphasis in mining operations in the Northern Hemisphere has been on aftermarket and service operations. Many countries in the Southern Hemisphere have significant metal deposits attracting new investment. Metals prices and the supply-demand balance are important demand drivers for the mining industry as well as for their suppliers. As a result of growing demand for metals, metal prices continued to rise during 2004. The mining industry has been increasing production to answer to the growing demand, and this has improved the demand for both aftermarket services and new equipment provided by Metso Minerals.

     Approximately one-half of Metso Automation’s sales are derived from the pulp and paper industry, and the apparent trends in that industry affect the business environment of Metso Automation. Most of the remaining sales are derived from the power, energy, oil and gas industries where customer investment activity reflects both the demand for and price of energy. Recently, the application of automation in industrial processes has been increasing after a few slower years. The increased oil and gas prices raised demand from customers in those industries during last year. Management expects the growth rate to accelerate in the future inasmuch as many process industries have systems that are obsolete by today’s standards, and inasmuch as newer technology enables developing solutions that improve the efficiency of equipment and processes. Automation is increasingly embedded in machines and equipment, and more fully integrated in the overall information systems of mills and processes.

Key Management Issues

     In 2004, the key issues in the management of the Company were improving the profitability of our business areas and strengthening our balance sheet. We continued to implement the corporate-wide cost restructuring program and launched a new, additional renewal program in Metso Paper. During the year, we made a few important structural decisions that further concentrated our operations around our future core by divesting three sizeable businesses. These divestments helped us in reaching our target of reducing our debt level. We also strengthened our balance sheet by concentrating on working capital management. After a couple of years of weak market conditions, the market situation in two of our business areas started to improve during the year 2004. Metso Minerals saw increased demand in the construction equipment business in North America and Asia while mining industry investments also clearly picked up. For Metso Automation, the power, energy, oil and gas segment saw a clear improvement.

     Going forward into 2005, we will continue our efforts to improve the profitability of our Metso Paper business. We also intend to take actions to support growth in Metso Minerals and Metso Automation. We have set clear financial targets for the Company and all of its business areas, and management intends to focus strongly on achieving these targets.

Metso Paper’s Business Concept Renewal Program of 2004

     As the investment activity in the pulp and paper industry continued to be slow in 2004, we continued actions to strengthen Metso Paper’s competitiveness by launching a program in June 2004 to renew the business concept and to streamline the cost structure of the business area. The overall cost savings target is to reduce costs by €50 million annually. The decisions made under the program in 2004 resulted in Metso Paper booking €26 million of nonrecurring expenses. These decisions are expected to contribute to approximately €40 million annual cost savings. The remainder of the cost savings target is intended to be covered by decisions to be made during 2005. The measures left for 2005 are related to certain unfinished outsourcing plans in Finland and Sweden and to the global re-engineering of our tissue business. The program’s nonrecurring expenses are estimated to total approximately €40 million, including the already recorded provision of €26 million. The decisions made in 2004 are expected to result in the reduction of approximately 670 Metso Paper employees, of which approximately 200 had left the Company’s payroll by December 31, 2004. In all, the program is estimated to affect 1,100 - 1,300 employees, with one-half being affected by reductions and the other half by participating in outsourcing and other production arrangements. The full benefits of this program are expected to materialize in 2006.

Efficiency Improvement Program of 2003

     In 2003, our board of directors adopted an efficiency improvement program designed to cut fixed costs. The efficiency improvement program was completed in all of our business areas during 2004. The decisions made are estimated to result in annual savings of slightly over €100 million, in line with the original target. As a result of the efficiency improvement program, our personnel has been reduced by approximately 1,900 persons, including a reduction of approximately 1,300 employees in 2004. According to the program and decisions already made, the number of personnel will be reduced further by approximately 140 persons in 2005. Hence, management expects a further positive contribution to the 2005 result from this restructuring. The costs of the program are estimated to total €93 million, rather than the €103 million estimated at the end of 2003. Hence, we were able to revise downwards the provision made at the end of 2003.

     In Metso Paper, the annual cost savings target through the efficiency improvement program is somewhat above €30 million. The organization of Metso Paper was streamlined and Metso Paper’s workforce was reduced in Finland, Sweden, Italy and North America. In addition, in-house manufacturing capacity in Finland was outsourced.

     In Metso Minerals, the annual cost savings target through the efficiency improvement program is just over €50 million. Operational efficiency was improved through the reduction of personnel in factories as well as in the global sales and service network. As part of the program, we closed down the production plant for mining crushers in Milwaukee, Wisconsin, a plant for mining industry process equipment and pumps in Colorado

Springs, Colorado, a foundry in Vereeniging, South Africa, and a plant for mining and crushing screens in Ketsch, Germany. We also adjusted our wear protection business in two Swedish units during 2004. The decision to close the Keokuk, Iowa, plant has also been made as one of the final initiatives of the program.

     In Metso Automation, the annual cost savings target through the efficiency improvement program is approximately €8 million. The organization was streamlined and the workforce was reduced in Finland and North America and in the global sales network by mid-2004. As part of the program, Metso Automation also divested CPS Electronics Inc., a contract manufacturer of electronics, in September 2003.

     Smaller annual cost savings targets were set for Metso Ventures and the corporate head office in Finland. Within Metso Ventures, two Metso Panelboard units in Germany were combined as part of the program. At the corporate head office minor personnel reductions were made.

Goodwill Impairment

     Due to the continued demanding market situation in Metso Minerals’ customer industries within rock and minerals processing, an impairment charge of €205 million related to goodwill was recorded in the 2003 figures of Metso Minerals and Discontinued Operations. This goodwill impairment, which had no cash flow effect, decreased our annual amortization of goodwill by approximately €10 million in 2004. There were no goodwill impairments in 2004.

Recent Acquisitions and Divestments

     The most significant development since the formation of Metso through the merger of Valmet and Rauma was our acquisition of Svedala in 2001 in order to build ourselves into a globally leading player in rock and minerals processing, alongside our similar position in the pulp and paper industry. In 2003 and 2004 we have focused on developing the Company further by divesting several businesses that were not considered integral parts of Metso. During this period we only made limited small acquisitions.

     On March 4, 2005, we announced the signing of an agreement to sell Metso Drives to the funds managed by private equity investor CapMan of Finland. The debt-free price of the divestment is estimated to be approximately €98 million. Metso Drives Oy and its foreign subsidiaries will be transferred to the ownership of the CapMan funds after the relevant regulatory approvals.

     On December 31, 2004, we sold our Drilling business to Terex Corporation from the United States. Drilling had sales of €75 million in 2004 and approximately 280 employees. The divestment value, which will be based on the net asset value at closing, will be approximately €28 million.

     On June 30, 2004, we divested our Compaction & Paving business that operated under the Dynapac name to Altor, a Nordic private equity investor. Dynapac had sales of €322 million in 2003 and approximately 1,800 employees. The transaction price was €291 million net of cash sold.

     In January 2004, we sold the Converting business to Bobst S.A. of Switzerland. Converting had sales of €183 million in 2003 and approximately 800 employees. The final transaction price was €68 million net of cash sold.

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

Critical Accounting Policies

     The preparation of our consolidated financial statements in accordance with Finnish GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our estimates and assumptions are reasonable. However, actual results and the timing of the recognition of such amounts could differ from those estimates. We have identified the following critical accounting policies and estimates utilized by management in the preparation of our consolidated financial statements.

     In some instances, accounting policies followed in accordance with U.S. GAAP (as reported in Note 30 to the financial statements) differ from those policies followed in accordance with Finnish GAAP. Where the difference in accounting policy is material and contains significant critical estimates, we have included a separate discussion of those policies below.

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

Revenue Recognition

     We deliver complete installations to our customers, where the moment of signing a sales contract (firm commitment) and the final reception of a delivery by the customer can take place in different financial periods. In accordance with our accounting principles, we apply the percentage of completion method (“POC method”) for recognition of such long-term delivery contracts. In year 2004, approximately 20 percent of our net sales were recognized under the POC method, which is based on predetermined milestones and where the revenue is recognized based on the estimated realized value added or on the cost-to-cost method. We use the POC method since reasonably dependable estimates of the revenue and costs applicable to a contract can be established. A projected loss on a firm commitment is recognized in income, when a contract becomes binding to us. The estimated revenue, the costs and profit, including the planned delivery schedule, of the projects are subject to regular revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Although we have significant experience using the POC method, the total costs estimated to be incurred on projects may change over time due to changes in the underlying project costs structures, which may ultimately affect the revenue recognized. As the reliability of cost estimates is based on our experience in manufacturing and delivering paper machines, pulp making lines and complete crushing installations, we do not apply the POC method for sales where we consider that the final outcome of the project and related costs cannot be pre-established reliably. Completed contract method may also be preferred to POC method when we consider there to be an external risk factor, for example the country of destination.

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

     Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded. We have recorded net deferred tax assets of €179 million as of December 31, 2004, net of a valuation allowance of €113 million as of December 31, 2004, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of operating losses carried forward for certain foreign subsidiaries before expiration and the final outcome of tax audits in some subsidiaries. The valuation allowance is based on our estimates of taxable income by country in which we operate, and the period over which our deferred tax assets will be recoverable based on estimated future taxable income and planned tax strategies to utilize these assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which we do not expect to have a material impact our financial condition and results of operations.

     U.S. GAAP

     Under Finnish GAAP, deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Available evidence includes internal projections of future earnings which are utilized to assess the probability that the deferred tax assets will not be realized. Under U.S. GAAP, if there is objective negative evidence, such as cumulative losses for recent years, the weight given to positive evidence would be commensurate with extent to which it can be objectively verified. As a result, internal projections normally would not be assigned any significant weight in assessing the need for a valuation allowance.

     In addition, in accordance with Finnish GAAP, the need for a valuation allowance is assessed based only on the deferred tax assets which are expected to be utilized over a reasonable time in the future. In determining the need for a valuation allowance in accordance with U.S. GAAP, a company is required to consider taxable income that will arise within the statutory period over which the deferred tax asset may be utilized.

     Due to these items, differences may arise in regards to the determination of the valuation allowance under Finnish GAAP versus U.S. GAAP.

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

     As of September 30, 2003, upon completion of the annual impairment assessment, based on approved updated forecasted plans, we recognized an impairment loss of €205 million related to the Metso Minerals business area and Discontinued Operations. No impairment charge was recorded in 2004.

     U.S. GAAP

     Under U.S. GAAP, we have a significant amount of goodwill and brand names related to acquisitions in prior years that, in accordance with SFAS 142, are no longer being amortized. The goodwill is tested in a two-step process. The first step is performed annually or as necessary based on the criteria and using the same methodology discussed above under Finnish GAAP. The second step requires us to allocate the excess of the fair value determined in Step 1 to the assets and liabilities of the reporting unit being tested. In order to complete this step, we must make estimates regarding the valuation of our assets and liabilities. These estimates may not reflect the eventual value recognized related to these items. The estimates are based upon assumptions about replacement cost of specific items, our intended use for our assets and, in the case of intangible assets, detailed calculations to estimate the fair value of such assets. These calculations include significant estimates made by management including the same estimates as described above regarding the valuation process for goodwill. As of December 31, 2003, under U.S. GAAP we had €567 million of goodwill remaining after recording an impairment of €224 million (as restated) relating to Metso Minerals businesses. In addition, an impairment charge on brand names amounting to €13 million was recognized in 2003. Changes to these underlying assumptions could have resulted in a significantly different amount of impairment recorded for U.S. GAAP. No impairment charge was recorded in 2004. As of December 31, 2004, under U.S. GAAP, we had €420 million of goodwill remaining.

     Our impairment charge includes the impact of a restatement related to our acquisition of Svedala in 2001. As a result of this restatement, additional pension liabilities were recorded as of the date of acquisition, with a corresponding increase to goodwill net of the related deferred tax impact. This resulted in an additional goodwill of €26 million and a corresponding additional impairment of €18 million.

Reserve for Warranty Costs

     Our warranty reserve is based on the history of past warranty costs and claims for machines and equipment under warranty. The typical warranty period is 12 months from the date of customer acceptance of the delivered equipment. For larger projects, the average warranty period is two years. For sales involving new technology and long-term delivery contracts, additional warranty reserves can be established on a case by case basis to take into account the potentially increased risk. While we believe that our warranty reserve is adequate and that the judgment applied is conservative, the amounts estimated to become due and payable could differ materially from what will actually transpire in the future. Actual costs of claims incurred or the number of claims incurred could significantly differ from the amounts assumed to estimate this reserve.

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

     The actuarial experience that differs from our assumptions and changes in our assumptions can result in gains and losses that are not yet recognized in our consolidated financial statements. We recognize amortization of any unrecognized gain or loss as a component of our pension expense if, as of the beginning of the year, such unrealized net gain or loss exceeds ten percent of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan’s assets. In such case, the amount of amortization expense we recognize is the resulting excess, divided by the average remaining service period of active employees expected to receive benefits under such plan. Pension benefit expense was €40 million in 2004, €38 million in 2003 and €42 million in 2002. It is based on the expected return on plan assets of 8.0 percent for 2004, 7.9 percent for 2003 and 8.0 percent for 2002. A one percent increase in the expected return on plan assets would have reduced pension benefit expense by approximately €1.6 million, and a one percent decrease in the expected return on plan assets would have increased pension benefit expense by approximately €1.6 million for the year ended December 31, 2004.

     Our pension liabilities for 2001, 2002 and 2003 in accordance with U.S. GAAP include the impact of a restatement related to our acquisition of Svedala in 2001.

Results of Operations

     Our reportable segments are Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. In addition, we report three divested businesses under Discontinued Operations. In January 2004, we sold the Converting business, previously part of Metso Paper, in June 2004, we sold the Compaction & Paving business, previously part of Metso Minerals and in December 2004, we sold the Drilling business previously part of Metso Minerals. These three businesses are reported separately under Discontinued Operations in this annual report. See “Item 4. Information on the Company—Corporate Structure” for a more detailed description of our corporate restructuring, which is reflected in the financial information discussed below.

     The table below sets forth our net sales by business area for the three most recent years in accordance with Finnish GAAP:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	1,778	1,651	1,559
Metso Minerals	1,406	1,253	1,343
Metso Automation	622	531	535
Metso Ventures	446	370	387
Intra Metso Net Sales	(119)	(122)	(115)

Continuing Operations	4,133	3,683	3,709
Discontinued Operations(1)	558	567	267

Metso Total	4,691	4,250	3,976

(1)	Discontinued Operations include three divested businesses: Converting, Compaction & Paving and Drilling for the full years 2002 and 2003. For 2004, Converting is included until January 31, 2004; Compaction & Paving until June 30, 2004; and Drilling until December 31, 2004.

     The table below sets forth our operating profit (loss) by business area for the three most recent years in accordance with Finnish GAAP:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	115	25	11
Metso Minerals	28	(189)	84
Metso Automation	16	28	53
Metso Ventures	20	(9)	(7)
Corporate Office and other	(25)	(34)	(22)

Continuing Operations	154	(179)	119
Discontinued Operations(1)	13	(50)	(8)

Metso Total	167	(229)	111

(1)	Discontinued Operations include three divested businesses: Converting, Compaction & Paving and Drilling for the full years 2002 and 2003. For 2004, Converting is included until January 31, 2004; Compaction & Paving until June 30, 2004; and Drilling until December 31, 2004.

Results of Operations for the Year Ended December 31, 2004, compared to the Year Ended December 31, 2003

Net Sales for Continuing Operations

     The Group. In 2004, our total consolidated net sales were €3,976 million, compared to net sales of €4,250 million in 2003, representing a decrease of €274 million, or 6.4 percent. The decrease was due to the divestment of businesses inasmuch as sales from continuing operations were at the previous year’s level. The depreciation of the U.S. dollar also had a negative impact on our sales figure when translated into euro. Calculated with the exchange rates of 2003 the net sales decrease would have been 4.4 percent. Metso Paper accounted for 38 percent, Metso Minerals 33 percent, Metso Automation 13 percent and Metso Ventures nine percent of our net sales in 2004. Discontinued Operations accounted for seven percent of our net sales in 2004. In both 2004 and 2003, 88 percent of our net sales were derived from exports and international operations. Our order intake in 2004 amounted to €4,374 million, representing an increase of €118 million, or 2.8 percent, from €4,256 million in 2003. However, the value of orders received by our continuing operations increased by ten percent and totaled €4,110 million in 2004. Our three biggest business areas, Metso Paper, Metso Minerals and Metso Automation, all saw their order backlog grow during 2004. Our order backlog as of December 31, 2004 was €1,745 million, representing an increase of €240 million, or 15.9 percent, from €1,505 million as of December 31, 2003. The order backlog at the end of 2004 compared to that of continuing operations at the end of 2003 increased by 25 percent.

     Metso Paper. The demand for Metso Paper’s products in 2004 was satisfactory, as in the previous year. The paper industry’s market situation was reflected in cautious investment activity by our customers, and few new paper machines were ordered in 2004. Investments in entire production lines were pending mainly in Asia and, to some extent, also in Europe. In other market areas, demand in 2004 focused on maintenance and process services and rebuilds. The markets for pulping equipment and lines were good mainly in China and South America. The demand for aftermarket services began to increase in the second half of the year 2004, as capacity utilization improved in customer mills. In 2004, net sales of Metso Paper were €1,559 million, compared to net sales of €1,651 million in 2003, representing a decrease of €92 million, or 5.6 percent. Paper machine deliveries were equivalent to those of the comparison year, but tissue machine deliveries were at a clearly lower level than in 2003. Aftermarket activities accounted for 35 percent of Metso Paper’s net sales in 2004, compared to 34 percent in 2003. Metso Paper’s order intake in 2004 amounted to €1,726 million, representing an increase of €16 million, or 0.9 percent, over €1,710 million in 2003. Metso Paper’s order backlog as of December 31, 2004 amounted to €946 million, representing an increase of €162 million, or 20.7 percent, over €784 million as of December 31, 2003.

     Metso Minerals. The demand for Metso Minerals’ crushing and screening equipment for the civil engineering industry in 2004 improved considerably in North America and Asia, but remained at the previous year’s level in Europe. Due to the fact that metal prices have remained high for a relatively long time, the demand for mining industry equipment was good in South America and in the Asia-Pacific region in 2004. The demand for metals recycling equipment remained buoyant. The markets for Metso Minerals’ aftermarket and service operations were good. In 2004, net sales of Metso Minerals were €1,343 million, compared to net sales of €1,253 million in 2003, representing an increase of €90 million, or 7.2 percent. In particular, deliveries of crushers and metals recycling equipment to the civil engineering industry clearly increased in 2004 from the previous year. Aftermarket activities accounted for 52 percent of Metso Minerals’ net sales in 2004, compared to 51 percent in 2003. Metso Minerals’ order intake in 2004 amounted to €1,566 million, representing an increase of €353 million, or 29.1 percent, from €1,213 million in 2003. Metso Minerals’ order backlog as of December 31, 2004 amounted to €560 million, representing an increase of €213 million, or 61.4 percent, from €347 million as of December 31, 2003.

     Metso Automation. The demand for Metso Automation’s field equipment increased significantly in 2004, although the demand for automation systems remained at the previous year’s level. In 2004, pulp and paper industry demand was focused on solutions that enhance the production of existing machinery and equipment. Increases in crude oil and gas prices boosted the demand for the power, oil and gas industry systems and equipment to a clearly higher level than in the previous year. In 2004, net sales of Metso Automation were €535 million, compared to net sales of €531 million in 2003, representing an increase of €4 million, or 0.8 percent. Deliveries of field equipment for the power, oil and gas industry increased from the previous year. Aftermarket activities accounted for 25 percent of Metso Automation’s net sales both in 2004 and in 2003. Metso Automation’s order intake in 2004 amounted to €570 million, representing an increase of €39 million, or 7.3 percent, from €531 million in 2003. Metso Automation’s order backlog as of December 31, 2004 amounted to €176 million, representing an increase of €31 million, or 21.4 percent, from €145 million as of December 31, 2003.

     Metso Ventures. In 2004, net sales of Metso Ventures were €387 million, compared to net sales of €370 million in 2003, representing an increase of €17 million, or 4.6 percent. Metso Panelboard, Metso Drives and Foundries all increased their net sales due to higher delivery volumes, while lower volumes reduced Valmet Automotive’s sales. Metso Ventures’ order intake in 2004 amounted to €361 million, representing a decrease of €37 million, or 9.3 percent, from €398 million in 2003. Metso Ventures’ order backlog amounted to €118 million as of December 31, 2004, representing a decrease of €57 million, or 32.6 percent, over €175 million as of December 31, 2003 due to the weakened order backlog in our Metso Panelboard business.

Net Sales for Discontinued Operations

     Discontinued Operations. Discontinued Operations include the Converting business, previously part of Metso Paper, sold in January 2004; the Compaction & Paving business, previously part of Metso Minerals, sold in June 2004; and the Drilling business, previously part of Metso Minerals, sold in December 2004. In 2004, net sales of Discontinued Operations were €267 million, compared to net sales of €567 million in 2003. The decrease was due to the timing of the divestments of the Converting business and the Compaction & Paving business. Converting was only included in 2004 figures for one month and Compaction & Paving for the first half of 2004.

Operating Profit/(Loss) for Continuing Operations

     The Group. In 2004, our consolidated operating profit was €111 million, compared to an operating loss of €229 million in 2003, representing an improvement of €340 million. This positive performance was due to the substantially improved profitability of Metso Minerals and Metso Automation that resulted from efficiency improvement measures and increased net sales. Additionally, we did not have a goodwill impairment in 2004 compared to the impairment of €205 million incurred in 2003 in relation to Metso Minerals and Discontinued Operations. Furthermore, the 2003 operating loss included €103 million in restructuring expenses related to the efficiency improvement program, whereas the 2004 result only included similar expenses of €26 million. In 2004, cost of goods sold amounted to €2,959 million (€3,211 million in 2003), which represented 74.4 percent of net sales in 2004, compared to 75.6 percent in 2003. Our operating margin improved to a positive 2.8 percent in 2004 from a negative 5.4 percent in 2003.

     Metso Paper. In 2004, the operating profit of Metso Paper was €11 million, compared to an operating profit of €25 million in 2003, representing a decrease of €14 million, or 56.0 percent. Metso Paper’s operating margin decreased to 0.7 percent in 2004 from 1.5 percent in 2003. In 2004, Metso Paper’s operating profit was burdened by €15 million of costs booked for the delay and possible cancellation of the Papiers Gaspésia project in Chandler, Quebec, Canada. The order, which was received in 2002, was for a rebuild of an on-line printing and writing supercalandered coated paper line that was originally expected to be completed by mid-2004. The project was put on hold during 2004. It remains on hold pending additional financing arrangements by the customer. The €15 million costs booked are expected to fully cover our project-related exposure, even if the project is cancelled. The operating profit in 2004 was further burdened by nonrecurring expenses of €26 million booked in relation to Metso Paper’s business concept renewal program launched in June 2004.

     Metso Minerals. In 2004, the operating profit of Metso Minerals was €84 million, compared to an operating loss of €189 million in 2003, representing an improvement of €273 million. The 2003 loss included a charge relating to the impairment of goodwill of €143 million with no corresponding impairment in 2004. The remaining improvement in the 2004 operating profit was due to a more streamlined cost structure reflecting the measures taken as part of the efficiency improvement program launched in 2003 and due to increased net sales. All of Metso Minerals’ business lines improved their profitability compared with the previous year. The effects of the efficiency improvement program were visible particularly in the crushing and screening business line, which showed substantial improvement. Metso Minerals’ operating margin increased to positive 6.3 percent in 2004 from negative 15.1 percent in 2003.

     Metso Automation. In 2004, the operating profit of Metso Automation was €53 million, compared to an operating profit of €28 million in 2003, representing an increase of €25 million, or 89.3 percent. The operating profit increased significantly in 2004 from the prior year due to the positive impact of the efficiency improvement measures taken in 2003 and the increased sales volume of field equipment. Metso Automation’s operating margin increased to 9.9 percent in 2004 from 5.3 percent in 2003.

     Metso Ventures. In 2004, the operating loss of Metso Ventures was €7 million, compared to an operating loss of €9 million in 2003, representing a decrease of €2 million. Both Metso Drives and Foundries improved their profitability, but due to the volume of cars delivered by Valmet Automotive being clearly smaller than in the comparison year, Metso Ventures as a whole remained at a loss. Metso Ventures’ operating margin was negative 1.8 percent in 2004 compared with negative 2.4 percent in 2003.

Operating Loss for Discontinued Operations

     Discontinued Operations. In 2004, the operating loss of Discontinued Operations was €8 million compared to an operating loss of €50 million in 2003. The decrease in operating loss was due to the timing of the divestments of Converting business and Compaction & Paving business. Converting was only included in the 2004 results for one month and Compaction & Paving was included for the first half of 2004. Operating margin for Discontinued Operations was a negative 3.1 percent in 2004, compared with a negative 8.7 percent in 2003.

Income/(Loss) before Extraordinary Items and Income Taxes

     In 2004, our income before extraordinary items and income taxes was €49 million, compared to a loss before extraordinary items and income taxes of €303 million in 2003. There were no extraordinary items in 2004 or in 2003.

     Financial income for 2004 was €10 million, compared to €8 million for 2003, representing an increase of €2 million. Financial expense for 2004 was €72 million compared to €82 million in 2003. This decrease of €10 million was due to a decrease in net interest bearing liabilities during 2004. Our net interest bearing liabilities amounted to €529 million as of December 31, 2004, compared to €1,109 million as of December 31, 2003.

Net Income/(Loss) and Earnings per Share

     Income Taxes. Income tax benefits were €21 million in 2004, compared to income tax benefits of €44 million in 2003. In October 2004, we received a confirmation from the Finnish Tax Office for Major Corporations that our write-downs of certain subsidiary shares were accepted as being tax-deductible. As a result, we booked an additional tax benefit totaling €53 million for 2004. In 2003, we booked a tax benefit related to the goodwill impairment in Metso Minerals for €51 million.

     Net Income/(Loss). In 2004, we had a net income of €69 million, compared to a net loss of €258 million in 2003. In 2004, we had an earnings per share of €0.51, compared to loss per share of €1.89 in 2003.

Results of Operations for the Year Ended December 31, 2003, compared to the Year Ended December 31, 2002

Net Sales for Continuing Operations

     The Group. In 2003, our total consolidated net sales were €4,250 million, compared to net sales of €4,691 million in 2002, representing a decrease of €441 million, or 9.4 percent. The weakening of the U.S. dollar against the euro reduced the competitiveness of our products made in Europe, and the value of our sales and earnings in the United States was lower when converted into the euro, our reporting currency. Calculated with the exchange rates of 2002 the net sales decrease was smaller at four percent. Metso Paper accounted for 38 percent, Metso Minerals 28 percent, Metso Automation 12 percent and Metso Ventures nine percent of our net sales. Discontinued Operations accounted for 13 percent of our net sales in 2003. Aftermarket related activities accounted for 37 percent of our net sales in 2003. In 2003, 88 percent of our net sales, or €3,724 million, were derived from exports and international operations, compared to 92 percent, or €4,320 million, in 2002. Our order intake in 2003 amounted to €4,256 million, representing a decrease of €390 million, or 8.4 percent, from €4,646 million in 2002. Calculated with exchange rates in 2002, the value of orders received decreased by three percent. Our order backlog as of December 31, 2003 was €1,505 million, representing a decrease of €84 million, or 5.3 percent, from €1,589 million as of December 31, 2002.

     Metso Paper. In 2003, Metso Paper’s market situation was satisfactory as a whole in 2003, but customers’ willingness to commit to new pulp or paper machine investments continued to be at a low level in Europe and North America. The SARS epidemic temporarily weakened the market situation in China, mainly during the second quarter of 2003, but, in the second half of the year, demand recovered to the good level of the first months of 2003. In 2003, net sales of Metso Paper were €1,651 million, compared to net sales of €1,778 million in 2002, representing a decrease of €127 million, or 7.1 percent. The decline was due to the unfavorable market situation, which affected the sales volume. Aftermarket activities accounted for 34 percent of Metso Paper’s net sales in 2003, compared to 28 percent in 2002. The increase was mainly due to the redefined scope of aftermarket in 2003. The figure now also includes process improvements. Metso Paper’s order intake in 2003 amounted to €1,710 million, representing an increase of €99 million, or 6.1 percent, over €1,611 million in 2002. The increase reflects the good order intake in China. Metso Paper’s order backlog as of December 31, 2003 amounted to €784 million, representing an increase of €49 million, or 6.7 percent, over €735 million as of December 31, 2002.

     Metso Minerals. In 2003, the construction industry was also affected by the global economic uncertainty. However, there were signs of an improvement in the U.S. market in the last quarter of 2003. In China, demand remained good in 2003. The prices of the most common base metals rose steadily throughout 2003 and, towards the end of 2003, the number of mining project inquiries increased in South America, South Africa and Australia. In 2003, net sales of Metso Minerals were €1,253 million, compared to net sales of €1,406 million in 2002, representing a decrease of €153 million, or 10.9 percent. The decline was primarily due to weak demand in the North American markets and the lack of big mining projects. Also exchange rate changes, mainly the weakening U.S. dollar had a negative impact on Metso Minerals business. Aftermarket activities accounted for 51 percent of Metso Minerals’ net sales in 2003, compared to 50 percent in 2002. Metso Minerals’ order intake in 2003 amounted to €1,213 million, representing a decrease of €224 million, or 15.6 percent, from €1,437 million in 2002. Metso Minerals’ order backlog as of December 31, 2003 amounted to €347 million, representing a decrease of €66 million, or 16.0 percent, from €413 million as of December 31, 2002.

     Metso Automation. In 2003, the demand for Metso Automation’s products remained at the low level of 2002 both in North America and in Europe. Generally in 2003, automation demand in the power, energy, oil and gas industries was stronger than in 2002, whereas automation demand in the pulp and paper industry was weaker. In 2003, net sales of Metso Automation were €531 million, compared to net sales of €622 million in 2002, representing a decrease of €91 million, or 14.6 percent. The decrease was largely due to the divestitures of Network Management Solutions and CPS Electronics that were completed during 2003. Aftermarket activities accounted for 25 percent of Metso Automation’s net sales in 2003, compared to 23 percent in 2002. Metso Automation’s order intake in 2003 amounted to €531 million, representing a decrease of €112 million, or 17.4 percent, from €643 million in 2002. Metso Automation’s order backlog as of December 31, 2003 amounted to €145 million, representing a decrease of €40 million, or 21.6 percent, from €185 million as of December 31, 2002. The decrease in order backlog was due to the two divestitures. Excluding the order backlog of the divested companies as of December 31, 2002, Metso Automation’s order backlog as of December 31, 2003 was approximately at the same level as the order backlog as of December 31, 2002.

     Metso Ventures. In 2003, net sales of Metso Ventures were €370 million, compared to net sales of €446 million in 2002, representing a decrease of €76 million, or 17.0 percent. Metso Drives’ volume decrease was mainly due to the low wind turbine gear deliveries in the first half of 2003. Valmet Automotive’s sales decreased in 2003 as the manufacture of Saab cars ceased at the beginning of May 2003, and the manufacturing of Porsche cars decreased in 2003 from the level of 2002. Sales of Metso Panelboard increased significantly in 2003 from the level of 2002 due to the positive sales development in Asia. Sales of Foundries in 2003 were almost at the 2002 level. Metso Ventures’ order intake in 2003 amounted to €398 million, representing a decrease of €70 million, or 15.0 percent, from €468 million in 2002. Metso Ventures’ order backlog amounted to €175 million as of December 31, 2003, representing an increase of €21 million, or 13.6 percent, over €154 million as of December 31, 2002.

Net Sales for Discontinued Operations

     Discontinued Operations. In 2003, net sales of Discontinued Operations were €567 million, compared to net sales of €558 million in 2002, representing a marginal increase of 1.6 percent. Order intake for Discontinued Operations amounted to €525 million in 2003, representing a decrease of €82 million, or 13.5 percent, from €607 million in 2002. Order backlog for Discontinued Operations amounted to €109 million as of December 31, 2003, representing a decrease of €48 million, or 30.6 percent, from €157 million as of December 31, 2002.

Operating Profit/(Loss) for Continuing Operations

     The Group. In 2003, our consolidated operating loss was €229 million, compared to an operating profit of €167 million in 2002, representing a decrease of €396 million. The operating loss included goodwill impairment of €205 million in Metso Minerals and Discontinued Operations. It also included €103 million in restructuring expenses related to the efficiency improvement program. Other factors negatively affecting the operating performance were the lower sales volume, the strengthening of the euro, the lower margins in Metso Paper’s large projects in 2003 compared to 2002, and the continued tight competition related to Metso Minerals’ crushing and screening equipment market. In 2003, cost of goods sold amounted to €3,211 million (€3,425 million in 2002), which represented 75.6 percent of net sales in 2003, up from 73.0 percent in 2002. Our operating margin decreased to negative 5.4 percent in 2003 from positive 3.6 percent in 2002. The operating loss included net nonrecurring expenses of €106 million, which included €15 million in income from divestitures and sales of shares, €103 million in restructuring expenses related to the efficiency improvement program, and €18 million in other nonrecurring expenses. Furthermore, the operating loss included a goodwill impairment of €205 million made in Metso Minerals and Discontinued Operations.

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

     Metso Minerals. In 2003, the operating loss of Metso Minerals was €189 million, compared to an operating profit of €28 million in 2002, representing a decrease of €217 million. Metso Minerals’ operating margin decreased to negative 15.1 percent in 2003 from positive 2.0 percent in 2002. The operating loss included goodwill impairment of €143 million due to the continued weak market situation in rock and minerals processing and unfavorable exchange rate movements. The positive effects of the integration of Svedala into Metso Minerals were offset by the effect of exchange rate changes and the weak market situation. In addition, profitability was weakened by the strengthening of the euro and the weak market situation in crushing and screening, as well as in minerals processing. The operating loss included nonrecurring expenses of €65 million of which €55 million relates to the efficiency improvement program.

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

Operating Loss for Discontinued Operations

     Discontinued Operations. In 2003, Discontinued Operations resulted in an operating loss of €50 million compared to an operating profit of €13 million in 2002. Operating margin for Discontinued Operations decreased to a negative 8.7 percent in 2003 from a positive 2.2 percent in 2002.

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

Net Income/(Loss) and Earnings per Share

     Income Taxes. Income tax benefits were €44 million in 2003, compared to income tax expenses of €26 million in 2002. This was due to the booking of a €51 million tax benefit related to the goodwill impairment in Metso Minerals and in Discontinued Operations. Most of the €205 million goodwill impairment (i.e., €175 million) was accepted as tax-deductible, and the corresponding tax benefit of €51 million reduced the effect of the impairment on the net result.

     Net Loss. In 2003, we had a net loss of €258 million, compared to a net income of €65 million in 2002. In 2003, we had a loss per share of €1.89, compared to earnings per share of €0.48 in 2002.

Principal Differences between Finnish GAAP and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with Finnish GAAP.

     Our net income in 2004 under Finnish GAAP was €69 million, compared to net loss of €258 million in 2003 and net income of €65 million in 2002. Under U.S. GAAP, Metso would have reported net income of €2 million in 2004, compared to net loss €235 million (as restated) in 2003 and net income €22 million (as restated) in 2002.

     The principal differences between Finnish GAAP and U.S. GAAP that affect our net loss, as well as our shareholders’ equity, relate to the business combination of Valmet and Rauma, the acquisition of Svedala, valuation of our deferred tax assets and the non-amortization of goodwill under U.S. GAAP. Our 2001, 2002 and 2003 amounts recorded in accordance with U.S. GAAP have been restated to reflect the impact of adjustments made to our pension liabilities recorded in conjunction with our acquisition of Svedala in 2001. In order to correctly record the pension liability in accordance with U.S. GAAP, the balance sheet at the time of the acquisition would have reflected an additional pension liability and a corresponding increase to goodwill, net of the tax impact of the additional pension liability. After consideration of this additional goodwill, our impairment charge in 2003 would have been increased. As a result, net income under U.S. GAAP would reflect an additional loss of €18 million in 2003 (€0.13 per share). See Note 30 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Finnish GAAP and U.S. GAAP.

     Our 2002 and 2003 accounts have been restated to reflect the impact of adjustments made to our deferred tax asset valuation allowances recorded in 2002 and 2003. These adjustments would result in substantially a full valuation allowance in relation to our US operations for both periods. In addition, the 2003 results would also include the release of a previously recorded valuation allowance related to our German operations. In order to correctly record the valuation allowance in accordance with U.S. GAAP, an additional valuation allowance of €91 million has been recorded as of December 31, 2002 with a corresponding increase to deferred income tax expense. In 2003, the consolidated balance sheet would still reflect substantially a full valuation allowance for our US deferred tax assets; however, the amounts previously recognized in 2003 to increase this valuation allowance would have been recorded in the previous year as noted above. In addition, the amount previously recognized as a valuation allowance related to our German operations has been reversed in 2003. As such, the 2003 income statement reflects a decrease in deferred tax expense of €28 million, net of translation difference of €15 million. As a result of these adjustments, the income statement under U.S. GAAP net income reflects additional expense of €91 million (€0.67 per share) in 2002 and additional income in 2003 of €28 million (€0.21 per share).

Liquidity and Capital Resources

     In 2004, net cash provided by operating activities amounted to €262 million, compared to €146 million and €252 million in 2003 and 2002, respectively. Improving cash flow was a key target in management in 2004. Cash flow in 2004 was strengthened by both improved profitability and more efficient utilization of working capital.

     Net cash provided by investing activities amounted to €359 million in 2004, compared to net cash used in investing activities of €80 million and €14 million in 2003 and 2002, respectively. The net cash used in investing activities in 2004 included capital expenditures of €99 million more than offset by the proceeds from disposals of €463 million. Cash generated through divestitures totaled €390 million, while cash from sale of other assets totaled €66 million. This high level of cash generated through divestments is not expected to be repeated going forward. The net cash used in investing activities in 2003 included gross capital expenditures of €130 million. The net cash used in investing activities in 2002 consisted of gross capital expenditures of €194 million offset by proceeds from the sale of assets amounting to €181 million (primarily divested shares and divested businesses).

     Net cash used in financing activities amounted to €333 million in 2004, compared to €121 million in 2003 and €233 million in 2002. Dividends paid amounted to €27 million in 2004 and to €82 million in both 2003 and 2002. Our net interest bearing liabilities (interest bearing liabilities less cash and cash equivalents, interest bearing loans receivable and interest bearing accounts receivable) amounted to €529 million as of December 31, 2004, compared to €1,109 million and €1,118 million as of December 31, 2003 and 2002, respectively. The positive net cash provided by both operating activities and investing activities helped to substantially reduce interest bearing liabilities and, hence, strengthen our financial position.

     Our liquid assets (cash and cash equivalents) amounted to €419 million as of December 31, 2004, compared to liquid assets of €130 million as of December 31, 2003 and liquid assets of €190 million as of December 31, 2002.

     Our financing is mainly of a long-term nature and long-term debt accounted for 95 percent of our total interest bearing debt at the end of 2004. The long-term debt, consisting primarily of bonds and loans from financial and pension institutions, amounted to €920 million, €957 million and €1,020 million as of December 31, 2004, 2003 and 2002, respectively. The bonds consisted principally of three bond loans with the principal amounts of U.S.$174 million (€128 million), €156 million and €274 million. The U.S. dollar denominated bond was issued in the United States in December 1997 and registered with the U.S. Securities and Exchange Commission (the “SEC”). It matures in 2007 and bears a fixed annual interest rate of 6.875 percent. In December 2000, Metso established a Euro Medium Term Note Program of €1 billion, under which initially a €500 million bond loan was issued in December 2001. The bond loan matures in 2006 and carries a fixed interest rate of 6.25 percent. In spring 2004, €88 million worth of the bonds were exchanged into bonds with maturities of five to seven years through private placements. In November 2004, we completed an offer to exchange the remaining bonds to new Euro-denominated bonds maturing in 2011. €256 million of existing bonds were validly submitted and accepted for exchange, corresponding to 62 percent of the total outstanding amount of existing bonds. €274 million of new bonds were issued and they carry a fixed interest rate of 5.125 percent. As a result on December 31, 2004, the outstanding amount of the bond loan maturing in 2006 totaled €156 million.

     Our loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. The majority of the loans are either U.S. dollar or SEK denominated. The interest rates vary from 2.4 percent to 10.5 percent, and the loans have maturities ranging from 2005 to 2011.

     In June 2003, we entered into a new five-year revolving credit facility agreement of €450 million with a syndicate of 14 banks. It replaced two earlier revolving credit facilities: €230 million credit facility from 1998 and a €400 million credit facility from year 2000, while extending the maturity of the credit commitments until 2008. As of December 31, 2004, the facility was undrawn and, as of December 31, 2003, €66 million was drawn.

     In May 2004, we signed an €135 million ten-year research and development loan agreement with the European Investment Bank (“EIB”). Under the loan facility, funds may be drawn within 18 months from signing. The overall loan period will be ten years with installment payments starting three years from each draw down. As of December 31, 2004, the facility was undrawn.

     As of December 31, 2004, the undrawn committed long-term credit facilities of Metso totaled €450 million and the undrawn committed short-term credit facilities amounted to €100 million.

     We have a short-term euro commercial paper program of €150 million and a domestic commercial paper program amounting to €300 million with a group of Finnish and international banks in each case. As of December 31, 2004, both facilities were undrawn.

     Management believes that our financial situation is stable, inasmuch as interest bearing debt is mainly long-term debt and there are adequate long-term and short-term financing reserves and facilities for our current scope of operations. Cash in bank and lines of credit are sufficient to cover fluctuations in the cash flows of the businesses.

     The ratio of our net interest bearing liabilities to equity was 50.0 percent as of December 31, 2004, compared to 107.7 percent and 80.6 percent as of December 31, 2003 and 2002, respectively. We made considerable progress in reducing our ratio of net interest bearing liabilities to equity, which was an important target for 2004. This improvement was a result of divestments and improved profitability in operations.

     As of December 31, 2004, the shareholders’ equity, distributable funds and total assets of the parent company, Metso Corporation, amounted to €1,079 million, €543 million and €2,867 million, respectively. As of December 31, 2004, the shareholders’ equity, distributable funds and total assets of Metso Corporation and its consolidated subsidiaries amounted to €1,052 million, €572 million and €3,578 million, respectively.

     On March 3, 2004, Standard & Poor’s Ratings Services (“S&P”) downgraded our long-term corporate credit rating to BB+ from BBB and considered the outlook on ratings to be stable. Additionally, the ratings of Metso’s outstanding bonds and EMTN program were lowered to BB. At the same time, the short-term rating was lowered to B. On February 17, 2004, Moody’s Investors Services (“Moody’s”) lowered our long-term ratings to Ba1 from Baa3 and considered the outlook on ratings negative. On February 25, 2005, Moody’s confirmed the Ba1 rating on our long-term corporate credit while upgrading the outlook to stable. There are no prepayment covenants in our financial contracts that would be triggered by changes in our credit ratings.

Disclosure about Contractual Obligations and Commercial Commitments

     The table below sets forth aggregated information about our contractual obligations and commercial commitments as of December 31, 2004.

		Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
	(€ in millions)
Contractual Obligations
Long-term debt, incl. short-term portion	939	19	361	125	434
Capital lease obligations	23	4	9	4	6
Operating leases	142	40	49	27	26

Total contractual cash obligations	1,104	63	419	156	466

	Total	Amount of Commitment
	amounts	Less than			Over
	committed	1 year	1-3 years	4-5 years	5 years
	(€ in millions)
Other Commercial Commitments
Guarantees	9	9	0	0	0
Standby repurchase obligations	10	6	2	1	1
Purchase commitments	304	300	4	0	0
Other commitments	32	3	3	2	24

Total commercial commitments	355	318	9	3	25

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

     The companies within Metso have various pension schemes in accordance with the local conditions and practices of the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds. The pension payments booked in our Finnish GAAP income statement amounted to approximately €112 million, €104 million and €104 million for the years ended December 31, 2002, 2003, and 2004, respectively. We have also recognized under Finnish GAAP an off-balance sheet liability of €13 million of unfunded pension liabilities for foreign subsidiaries for the year ended December 31, 2003 and €24 million for the year ended December 31, 2004. Under Finnish GAAP, we have not recognized the liability for the Finnish defined pension benefit liability of the TEL-system. Under U.S. GAAP, the Finnish pension liability is considered a defined benefit plan that is required to be recognized. The pension benefit obligation amounted to €104 million as of December 31, 2004.

Capital Expenditure

     Our gross capital expenditures, excluding acquisitions, amounted to €97 million in 2004, compared to €128 million and €193 million in 2003 and 2002, respectively. The gross capital expenditure, including acquisitions, totaled €99 million in 2004. For the preceding three years, our capital expenditures have consisted principally of maintenance, development and expansion of existing production capacity, office and service facilities as well as information technology. In 2005, our capital expenditures are projected to be approximately €110 million, which will mainly be related to improvements of existing capacity and facilities. We expect to finance the expenditure with cash flow from operations.

     The table below summarizes our gross capital expenditures by region, excluding acquisitions, for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Finland	119	70	54
Other Nordic Countries	23	15	10
Europe (excluding Nordic Countries)	23	19	11
North America	14	10	9
South America	5	5	8
Asia-Pacific	8	7	4
Rest of the World	1	2	1

Total	193	128	97

     Our capital expenditure in 2004 was mainly focused on maintenance due to the implementation of various measures under our efficiency improvement program.

Research and Development

     Our research and technology development is focused, in line with our strategy, on applications to improve the operational efficiency of our processes and strengthen our life cycle business. Rather than just buying machines and equipment, customers are increasingly investing in competitiveness based on processes that function optimally throughout their life cycle. Products and services being developed for the process industry benefit, to a large extent, from the latest information technology and automation solutions.

     We give high priority to research and development and invested €106 million in research and development activities in 2004 (2.7 percent of 2004 net sales), compared to €129 million in 2003 (3.0 percent of 2003 net sales) and €156 million in 2002 (3.3 percent of 2002 net sales). This decrease in the level of investment was due to our more focused approach in research and development activities. At the end of 2004, we had a total of 953 employees working in the area of research and development, representing a decrease of 22 percent from the end of 2003. Of those employees, 48 percent, ten percent, 34 percent, and eight percent worked in Metso Paper, Metso Minerals, Metso Automation and Metso Ventures, respectively. Geographically, our research and development activities are concentrated in Finland and Sweden, although we have significant research and development units in North America and Central Europe as well.

     Following is a summary of our significant research and development activities by business area:

Metso Paper

     Metso Paper’s research and development focuses on developing whole processes and supporting aftermarket solutions for all the main paper, tissue, board and pulp grades. A key target is to improve the competitiveness of customer processes through efficiency, quality, eco-efficiency and optimized life cycle costs.

     In 2004, Metso Paper spent approximately €50 million on research and development, compared to €56 million in 2003 and €72 million in 2002. In line with our strategy, research and development was more clearly focused in 2004 on the products and services needed in service, process improvements and machine rebuilds. Products for modernization and rebuild were developed on the basis, for example, of paper machine technology and related aftermarket operations acquired from Beloit in 2000. Pilot runs were also made in cooperation with customers to develop new machine concepts and tailored rebuild products. The CTMP (chemi-thermomechanical pulp) equipment introduced at the Anjalankoski, Finland, pilot plant in 2003 was important to the support of sales of mechanical pulping processes to China and the development of fiber processing and bleaching methods for hardwood raw material.

     We have 12 technology centers that are located in Finland, Sweden, the United States and Italy.

Metso Minerals

     In 2004, product development at Metso Minerals focused on the development of a new generation of stationary and track-mounted crushers and the shear product family used in metals recycling. In 2004, pilot use of a hybrid wear protection part developed at Metso’s foundries began at a customer plant. This part is much more durable than before and suited for demanding applications. Metso Minerals also introduced a Chamber Optimi service for the tailoring of crusher wear parts, enabling Metso Minerals to analyze its customers’ crushing processes and develop optimally cost-effective wear parts for each application.

     Metso Minerals spent approximately €9 million on research and development in 2004, compared to €10 million in 2003 and €10 million in 2002.

     Technology centers of Metso Minerals are located in Brazil, Canada, Finland, France, Germany, New Zealand, Sweden and the United States.

Metso Automation

     Metso Automation develops automation and field system solutions for chosen process industry needs. Among the most significant of the many new products introduced by Metso Automation in 2004 were the new metsoDNA features aimed at improving process performance and information security. Metso Automation has also expanded its portfolio of advanced profilers for paper, tissue and board machines. The product portfolio now includes IQProfilers for both new production lines and production line rebuilds, as well as for stand-alone units. One of the main field solutions in 2004 was the Field Care field equipment configuration and condition-monitoring tool, which makes it possible to use one system to monitor the condition of different manufacturers’ field equipment in customer production processes.

     Metso Automation spent approximately €31 million on research and development in 2004, compared to €33 million in 2003 and €44 million in 2002.

     Of the over 300 people working in Metso Automation’s research and development, the majority is located in Finland while other locations are in Canada and the United States.

Metso Ventures

     Metso Ventures consists of Metso Drives, Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive. Metso Ventures spent approximately €8 million on research and development in 2004, compared to €10 million in 2003 and €12 million in 2002.

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

     Metso Powdermet focuses on developing new material solutions, since increased process speeds and efficiencies are placing more stringent demands on the strength and durability of machine parts. Additionally, new kinds of wear and spare parts solutions that are more durable and cost-efficient are being developed for the needs of our service and aftermarket business.

     Valmet Automotive’s research and development activities focused on the development of a prototype car equipped with a folding hard top to present its competence in automotive shows and at various carmakers.

Foreign Currency Fluctuations

     Exchange rate movements generally affect us through the translation of foreign subsidiary revenues, costs, profits and losses into our consolidated financial statements expressed in euro and through their transaction impact on the amount of the net sales with respect to foreign currency revenues from export sales of our various operations. Exchange rate movements also have certain competitive effects on our sales.

     Both our production and sales activities are distributed throughout numerous geographic regions creating exposure to various currency risks. The principal currencies that we are exposed to are the U.S. dollar, the euro and the Swedish krona. In general, appreciation of the euro relative to the U.S. dollar has an adverse effect on our sales and operating profit, while its depreciation has a positive effect. A majority of our sales in the United States have been supplied by our U.S. production and aftermarket facilities or sourced locally, which reduces the direct impact of euro—U.S. dollar fluctuations on our profitability in that market. However, Metso Paper, Metso Automation and Metso Minerals all have part of their U.S. sales based on exports from Europe. Some of these sales face competitors with costs in a different currency, typically U.S. based competitors. See “Item 3. Key Information—Exchange Rates.”

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

     In 2004, foreign exchange gains and losses resulted in a net gain of €8 million, compared to a net loss of €3 million in 2003 and a net loss of €6 million in 2002. Of the total foreign exchange gains and losses, a portion included in the operating profit or loss amounted to a net gain of €9 million in 2004, compared to a net gain of €1 million in 2003 and to a net loss of €3 million in 2002. The rest of the foreign exchange gains and losses have been included in the financial items.

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

Inflation

     Inflation in Finland as measured by the change in the consumer price index was 0.2 percent in 2004, 0.9 percent in 2003 and 1.6 percent in 2002. Inflation in Finland did not have a significant impact on our operating results. However, a major portion of our operations, sales and production is performed in countries with rates of inflation higher or lower of that in Finland. Changes in exchange rates or interest rates may or may not reflect differences in inflation rates. Quantifying the individual or combined effects of these factors on our reported income is therefore not possible.

Adoption of International Financial Reporting Standards

     In compliance with regulations adopted by the European Commission in June 2002, we converted our financial reporting at the beginning of 2005 from compliance with the Finnish Accounting Standards (“FAS”) to compliance with the International Financial Reporting Standards (“IFRS”). The transition date for calculating comparative data is January 1, 2004, from which date we will prepare the opening balance sheet in accordance to IFRS principles.

     In terms of the income statement, the main difference between our Finnish and IFRS accounting practices concerns goodwill. According to IFRS 3, goodwill is no longer amortized, but it becomes subject to a yearly impairment test as required by IAS 36.

     In terms of the balance sheet, one of the most important differences between Finnish and IFRS accounting practices concerns employee benefits, which are regulated by IAS 19. According to this standard, we will record liabilities for future disability pensions related to Finland’s employee pension insurance system. The liability related to the future disability pensions of the employee pension insurance system is recognized as a defined benefit plan in the opening balance sheet on the transition date of January 1, 2004, and it will reduce the shareholders’ equity by approximately €60 million (net of taxes). Due to the changes made in 2004 to the Finnish employee pension insurance system, the disability pension will be treated in the future as contribution-based, and the main portion of the liability will be reversed and recognized as income in the last quarter of 2004 and, therefore, will no longer appear as a liability in the opening balance sheet of January 1, 2005. In addition, we have in certain countries defined benefit pension plans and other employee benefit arrangements, for which the liability has to be recognized in full reducing thus the shareholders’ equity as of the transition date.

     IAS 12 on income taxes sets the criteria on the recognition of deferred tax assets arising from the carryforward of unused tax losses and of deductible temporary differences. When an entity has a history of recent losses, a deferred tax asset arising from unused tax losses can only be recognized if there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized. Under FAS, a deferred tax asset on unused tax losses can be recognized if the management expects the entity to generate future taxable income. As of January 1, 2004, we will recognize, as a reduction of our equity, a valuation allowance of €48 million arising from temporary differences and unused tax losses carried forward by our operations in the United States.

     We will publish a release on the effects on financial information of the transfer to IFRS accounting practice by the end of the first quarter of 2005.

New Accounting Standards

     In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (the Medicare Act) was approved in the United States. The Medicare Act provides for two new prescription drug benefit features under Medicare. Metso provides post-retirement benefits to some of its U.S. employees so the benefits provided are impacted by the Medicare Act. SFAS 106, Employers’ Accounting for Post-retirement Benefits Other Than Pensions, requires that enacted changes in the law that take effect in future periods and that will affect the future level of benefit coverage be considered in the current period measurements for benefits expected to be provided in those future periods. Metso has determined that the Medicare Act had an immaterial effect on the cost of medical benefits to be borne by Metso.

     In March 2004, the EITF reached consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities and non-marketable securities accounted for under the cost method. On September 30, 2004, the FASB issued FSP 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, delaying the effective date for the recognition and measurement guidance in EITF 03-01, until certain implementation issues are addressed and a final FSP is issued. The disclosure requirements in EITF 03-01 remain effective. Metso has complied with the disclosure requirements for the year ended December 31, 2004.

     In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, clarifying the existing requirements in ARB No. 43 regarding normal capacity, spoilage costs and idle capacity costs. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 will not have an impact on the Metso’s consolidated results of operation or financial position, since the key elements are already utilized in Metso’s U.S. GAAP consolidated financial statements.

     In December 2004, the FASB published FASB Statement No. 123 (revised 2004). Share-Based Payments. This provides guidance on how companies must recognize the compensation cost relating to share-based payment transactions in their financial statements. It will require companies to recognize a compensation cost for the value of options granted in exchange for employee services, based on the grant date fair value of those instruments. FASB No. 123 (revised) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, however early application is possible. Metso intends to adopt this revised standard from January 1, 2005. Metso is currently assessing what impact the pronouncement will have on its consolidated financial statements.

Off-Balance Sheet Arrangements

     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition (except those discussed in Item 11 in relation to derivative instruments), changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 6.  Directors, Senior Management and Employees.

     Pursuant to the Finnish Companies Act and our articles of association, our control and management is divided among our shareholders, board of directors, and president and chief executive officer. In addition, we have a corporate executive team, which assists our president and chief executive officer in the day-to-day management of the Company. Shareholders can contact the Company, its management and board of directors through the Company’s investor relations department.

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

     Our board of directors is composed of at least five and no more than eight members. Our board of directors currently consists of seven members, each of whom was elected by the shareholders at the annual general meeting of shareholders on April 6, 2004, for a term ending at the following annual general meeting of shareholders. Our next annual general meeting will be held on April 4, 2005. Board members may be appointed or removed only by a shareholders’ resolution at a general meeting. The following table lists the names of the members of our board of directors, possible principal occupation or employment and their year of birth:

Name	Position	Year of Birth
Matti Kavetvuo	Chairman of the board	1944
Jaakko Rauramo	Vice chairman of the board	1941
Maija-Liisa Friman	Director; president and chief executive officer of Aspocomp Group Oyj	1952
Risto Hautamäki	Director; president and chief executive officer of Tamfelt Corporation	1945
Satu Huber	Director; director of finance and head of finance division in the Finnish State Treasury	1958
Juhani Kuusi	Director	1938
Pentti Mäkinen	Director; labor representative, Metso Corporation	1952

     Matti Kavetvuo has been the chairman of our board of directors since 2003. He was president and chief executive officer of Pohjola Insurance Group until 2001, when he retired. Previously, he was president and chief executive officer of Valio Ltd. in 1992-1999, and president and chief executive officer of Orion Corporation in 1985-1991. Mr. Kavetvuo was employed by Instrumentarium Corporation in 1971-1984, where he served as president in 1979-1984. Mr. Kavetvuo is also chairman of the boards of directors of Orion Corporation and Suominen Corporation. He is vice chairman of the boards of directors at Alma Media Corporation and Kesko Corporation. He is also a member of the boards of directors of KCI Konecranes Plc, Marimekko Corporation and Perlos Corporation. Mr. Kavetvuo holds a Master of Science degree in Technology and a Master of Science degree in Economics and Business Administration.

     Jaakko Rauramo has been a member of our board of directors since 1999 and vice chairman since 2004. He served as president and chief executive officer of SanomaWSOY in 1999-2001 and president of Sanoma Corporation in 1984-1999. Mr. Rauramo is the chairman of the board of directors of SanomaWSOY Corporation. He is also a member of the boards of directors of the Foundation of the Confederation of Finnish Industry and Employers, European Publishers Council and Stiftelsen Svenska Dagbladet. He is a member of the international council of the Museum of Television & Radio in New York. He is a trustee of Reuters Founders Share Company Limited. Mr. Rauramo holds a Master of Science degree in Technology.

     Maija-Liisa Friman has been a member of our board of directors since 2003. Ms. Friman is president and chief executive officer of Aspocomp Group since April 2004. In 2000-2004, she was managing director of Vattenfall Oy and, in 1993-2000, president of Gyproc Oy. Ms. Friman is a member of the boards of directors of

Sponda Plc, SYK Ltd and the Finnish Medical Foundation. Ms. Friman holds a Master of Science degree in Technology.

     Risto Hautamäki has been a member of our board of directors since 2004. Mr. Hautamäki has been appointed president of Metso Paper and a member of Metso executive team as of April 1, 2005. Mr. Hautamäki has served as president and chief executive officer of Tamfelt Corporation since 1995, and will continue in this position until the end of March 2005. Previously, he was president and chief executive officer of Valmet Paper Machinery Inc. in 1990-1994 and executive vice president and chief operating officer in 1989-1990. Mr. Hautamäki is a member of the board of directors of Wärtsilä Corporation. Mr. Hautamäki holds a Master of Science degree in Technology.

     Satu Huber has been a member of our board of directors since 2004. Ms. Huber is director of finance and head of finance division in the Finnish State Treasury since 1997. In 1995-1997, she was first vice president in Merita Investment Banking, with her latest responsibilities being Global sales & Scandinavian money and bond markets. Ms. Huber is a member of the boards of directors of Boliden Ab and Ekonomiska Samfundet i Finland rf. Ms. Huber holds a Master of Science degree in Economics and Business Administration.

     Juhani Kuusi has been a member of our board of directors since 2000. Mr. Kuusi previously served as senior vice president, head of Nokia Research Center from 1995 to 2002. Prior to joining Nokia, Mr. Kuusi was director general of the Technology Development Center for 12 years. Mr. Kuusi holds a Doctorate degree in Technology.

     Pentti Mäkinen has been a member of our board of directors since 2000 serving in the capacity of a labor representative. Mr. Mäkinen has been employed by Metso since 1969 and serves as coordinator of vocational competence development in Metso Paper, Jyväskylä, Finland. Previously, he acted as the chief shop steward at the same location in 1999-2004. Mr. Mäkinen is a plate-welder by education.

     On February 2, 2005, Metso Corporation’s nomination committee, consisting of representatives of the four largest shareholders as of December 1, 2004 announced that they will propose to the annual general meeting convening on April 4, 2005, that the number of members of our board of directors be six and that the following members of the board of directors be re-elected for a term of one year: Maija-Liisa Friman, Satu Huber, Matti Kavetvuo, Juhani Kuusi and Jaakko Rauramo. In addition, the nomination committee will propose that Mr. Svante Adde, former chief financial officer of Ahlstrom Corporation, be elected as a new member of the board of directors. Svante Adde is a member of the boards of directors at KCI Konecranes and Sonoco-Alcore S.a.r.l. The nomination committee will further propose that Matti Kavetvuo be re-elected as chairman and Jaakko Rauramo be re-elected as vice chairman of the board of directors.

Chief Executive Officer and Corporate Executive Team

     Metso’s executive officers, which form Metso’s corporate executive team, include our president and chief executive officer, our chief financial officer and our business area presidents. The president and chief executive officer guides and supervises the operations of Metso and our business areas. The president and chief executive officer prepares the matters on the agenda of the board of directors and its committees and is responsible for implementing their decisions. The president and chief executive officer also acts as chairman of the corporate executive team and the business area boards. Our executive team assists the president and chief executive officer in the preparation of matters such as our strategy, policies and other matters of joint importance within our Company and its business areas.

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

     Jorma Eloranta has been our president and chief executive officer since March 1, 2004. Prior to such time, Mr. Eloranta was president and chief executive officer of Kvaerner Masa-Yards Inc. in 2001-2004. He has also served as president and chief executive officer of Patria Industries Group in 1997-2001, as deputy chief executive of Finvest Group and Jaakko Pöyry Group in 1996-1997 and as president of Finvest Ltd in 1985-1995. Mr. Eloranta is the chairman of the board of directors of Oy Center-Inn Ab and a member of the supervisory board of Ilmarinen Mutual Pension Insurance Company. He is also a member of the board of directors of Uponor Corporation. Mr. Eloranta holds a Master of Science degree in Technology.

     Olli Vaartimo has been our executive vice president, chief financial officer, and deputy to the president and chief executive officer since April 22, 2003. He served as interim president and chief executive officer of Metso from September 25, 2003 to February 29, 2004. Mr. Vaartimo has previously served as president of Metso Minerals in 1999-2003 and president and chief executive officer of Nordberg in the Rauma Group in 1993-1999. From 1991 to 1998, he was also executive vice president and chief financial officer of Rauma Corporation. Mr. Vaartimo joined Rauma in 1974. Mr. Vaartimo holds a Master of Science degree in Economics and Business Administration.

     Vesa Kainu has served as president of Metso Ventures since 2003. In 2001-2003, he served as executive vice president of Metso Minerals, and in 1999-2001, he was president of Metso Paper Service. Prior to that, he headed Valmet’s maintenance services business line from 1994. He joined the Company in 1971. Mr. Kainu is a member of the board of directors of Exel Oyj. Mr. Kainu holds a Bachelor of Science degree in Technology.

     Bertel Karlstedt, who has served as president of Metso Paper since 2003, will continue in this position until March 31, 2005. Following the appointment of Risto Hautamäki as president of Metso Paper and a member of Metso executive team as of April 1, 2005, Mr. Karlstedt will then become executive vice president of Metso Paper. Previously, Mr. Karlstedt headed Metso Paper’s paper making business line in 1999-2003, and Valmet’s pulp drying business unit from 1996. He joined Valmet in 1988. Mr. Karlstedt holds a Master of Science degree in Technology.

     Matti Kähkönen has served as president of Metso Automation since 2001. Prior to that, he headed Metso Automation field systems division in 1999-2001, and served as division president of Neles Controls in the Rauma Group from 1993. Mr. Kähkönen joined Rauma in 1980. Mr. Kähkönen holds a Master of Science degree in Technology.

     Bertel Langenskiöld has served as president of Metso Minerals since 2003. Previously, he was president and chief executive officer of Fiskars Corporation in 2001-2003, and president of Tampella Oy/Kvaerner Pulping Oy in 1994-2000. Mr. Langenskiöld is a member of the board of Wärtsilä Corporation. Mr. Langenskiöld holds a Master of Science degree in Technology.

Compensation of Directors and Officers

     For the year ended December 31, 2004, fees totaling €315,258 (U.S.$426,796) were paid to the members of the board of directors of Metso Corporation. This includes the seven current members listed above and two previous members, Heikki Hakala and Mikko Kivimäki, who served on the board of directors until the annual shareholders’ meeting held on April 6, 2004. The annual fees paid were as follows: chairman of the board €60,000 (U.S.$81,228), vice chairman €40,000 (U.S.$54,152) and other board members €30,000 (U.S.$40,614). In addition, a fee of €500 (U.S.$677) per meeting was paid to all members of the board of directors for the meetings they attended. Compensation for traveling expenses and daily allowances were paid in accordance with the general travel rules of Metso.

     For the year ended December 31, 2004, salaries and bonuses totaling €1,880,476 were paid to eight members of our corporate executive team for the actual period they were members of the corporate executive team. Performance bonuses for the year 2003 accounted for €77,518, or 4.1 percent, of the total compensation paid. None of the members received benefits in 2004 exceeding the lesser of €50,000 or ten percent of their total compensation. In addition to the current members of the corporate executive team of Metso Corporation listed above, both the executive vice president of Metso Paper Arto Aaltonen and senior vice president and general counsel Harri Luoto were members of the corporate executive team between January 1 and May 1, 2004. The salaries of all members of the corporate executive team comprise a fixed basic salary and/or a bonus based on the result of the corporation or of the business area in question. The salary may also be based on other development objectives central to our operations.

     We also pay premiums to a pension insurance company to provide for a supplemental group pension insurance covering our corporate executive team and some senior executives, which enables a retirement age of 60. In 2004, the amount of such pension insurance premium payments totaled approximately €1.5 million.

     The annual salary of president and chief executive officer Jorma Eloranta for 2004 was €438,000. According to his service contract, Jorma Eloranta’s age of retirement is 60 years, and his full pension equals 60 percent of the annual salary serving as the basis for the pension calculation. If Mr. Eloranta terminates his contract for a reason for which Metso is responsible, or if his contract is terminated by Metso, he is entitled to compensation corresponding to 24 months’ salary and benefits.

     As of December 31, 2004, there were no loans outstanding to any members of our board of directors or our corporate executive team.

Audit Committee and Compensation Committee

     Audit Committee. The audit committee consists of a chairman and two members elected by the board of directors from among its members. From April 28, 2004, the audit committee has consisted of Maija-Liisa Friman (chairman), Satu Huber and Jaakko Rauramo. The audit committee reviews the financial reporting, Metso’s compliance with laws and regulations and Metso’s procedures, internal control, risk management and matters relating to auditing. The audit committee also maintains procedures for the receipt, retention and treatment of complaints received by Metso regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. Each year, the audit committee draws up a working order for itself, subject to approval by the board of directors. In 2004, the audit committee met thirteen times.

     Compensation Committee. The compensation committee consists of the chairman and vice chairman of the board of directors and one member elected by the board from among its members. From April 29, 2004, the compensation committee has consisted of Matti Kavetvuo (chairman), Risto Hautamäki and Juhani Kuusi. The compensation committee makes proposals to the board of directors concerning the compensation of our management and the personnel compensation systems. Pursuant to the Finnish Companies Act, the shareholders determine the amount of compensation for the board of directors at the annual general meeting. In 2004, the compensation committee met six times.

Home Country Practices

     Foreign private issuers listed on the New York Stock Exchange must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of the New York Stock Exchange (the “NYSE listing standards”).

     As a result of a comparison of Metso’s corporate governance practices to those requirements of Section 303A of the NYSE listing standards that are currently applicable to U.S. domestic companies, the following significant differences have been identified:

•	The annual general meeting of our shareholders held on April 6, 2004 established a nomination committee, which consists of the representatives of our four biggest shareholders along with the chairman of our board of directors as an expert member. The nomination committee has prepared proposals in respect of the composition of our board of directors and the director remuneration for the following annual general meeting of our shareholders, which is scheduled for April 4, 2005. Pursuant to Section 303A.04 of the NYSE listing standards, domestic companies listed on the New York Stock Exchange must have a nominating or corporate governance committee composed entirely of independent directors.

•	Our compensation committee makes recommendations to our board of directors with respect to the compensation of our president and chief executive officer. In accordance with the Finnish Companies Act, the compensation of our president and chief executive officer is approved by our entire board of directors. Section 303A.05 of the NYSE listing standards requires that the compensation committee of a company must determine and approve the compensation of the chief executive officer.

•	Under the Finnish Companies Act, a general meeting of shareholders of a Finnish company appoints the independent auditor(s) of the company. Similarly, only a general meeting of shareholders can remove the independent auditor(s) and appoint their successor. Section 303.06 of the NYSE listing standards requires, pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, that the audit committee of a company must be directly responsible for the appointment and retention of the independent auditor of the company.

•	Finnish laws and regulations do not mandatorily require companies to have an internal audit function which is required by the Section 303.07 of the NYSE listing standards. Metso has covered this requirement by comprehensive risk management and internal control processes.

Employees

     Metso’s employees numbered 22,802 at year-end 2004, as compared to 26,240 at year-end 2003, and 28,489 at year-end 2002. The reduction has been a result of the divestment of non-core businesses and restructuring measures taken. We believe that we have good relations with our employees and labor unions.

     The following table sets forth the number of employees by business area and by region as of December 31, 2002, 2003 and 2004. The increase in the number of the Corporate Office’s personnel in 2003 was due to the inclusion of the financial administration service centers’ employees in the figures.

	As of December 31,
				Percentage of
	2002	2003	2004	Group
Employees by business area
Metso Paper	9,357	9,085	8,660	38
Metso Minerals	8,479	8,284	8,048	35
Metso Automation	4,150	3,314	3,267	15
Metso Ventures	3,466	2,482	2,544	11
Corporate Office and Other	134	223	283	1

Continuing Operations	25,586	23,388	22,802	100
Discontinued Operations	2,903	2,852	—	—

Metso Total	28,489	26,240	22,802	100

	As of December 31,
				Percentage of
	2002	2003	2004	Group
Employees by geographic area
Finland	10,566	9,307	9,089	40
Other Nordic Countries	3,610	3,446	2,622	11
Other European countries	4,802	4,622	2,902	13
North America	4,794	4,124	3,557	16
South America	1,883	1,894	1,950	8
Asia-Pacific	1,341	1,457	1,366	6
Rest of the world	1,493	1,390	1,316	6

Total	28,489	26,240	22,802	100

Share Ownership

     As of March 24, 2005, the members of our board of directors and our corporate executive team held in the aggregate a total of 21,329 shares of Metso Corporation for which they held sole voting or investment power, representing less than one percent of our total issued and outstanding share capital. As of March 24, 2005, members of our board of directors and corporate executive team collectively held in the aggregate 114,900 options of the Company.

     The following table sets forth the total number of shares and options of Metso Corporation beneficially held by each of our directors and members of our corporate executive team as of March 24, 2005:

			Number of	Number of	Number of
	Sole Voting	Beneficially	Series 2000	Series 2001	Series 2003
	or Investment	Shared Voting	A and B	A and B	A
	Power	Power	options	options	options
Directors
Matti Kavetvuo(1)	—	94	—	—	—
Maija-Liisa Friman	1,500	—	—	—	—
Risto Hautamäki	2,000	—	—	—	—
Satu Huber	500	—	—	—	—
Juhani Kuusi	10,000	—	—	—	—
Pentti Mäkinen	—	—	—	—	—
Jaakko Rauramo	4,205	—	—	—	—

Corporate Executive Team
Jorma Eloranta	1,800	—	—	1,500	100,000
Olli Vaartimo	1,144	—	—	—	—
Vesa Kainu	60	—	—	—	—
Bertel Karlstedt	120	—	—	—	—
Matti Kähkönen	—	—	—	—	—
Bertel Langenskiöld	—	—	—	13,400	—

(1)	Includes 94 shares held by Mr. Kavetvuo’s spouse.

Metso Corporation currently has three option programs, launched in 2000, 2001 and 2003. The programs are part of an incentive system for key personnel, and included 183 people at the end of 2004. Initially, the programs gave the right to subscribe for a maximum of 13,800,000 new shares. Our board of directors decided on May 26, 2004 to reduce the size of the year 2003 option program, after which the three programs together give the right to subscribe for a maximum of 8,900,000 new shares.

     The year 2000 option program includes 5,000,000 options, which entitle their holders to subscribe for a maximum of 5,000,000 shares. The year 2001 option program includes 1,000,000 options, which entitle their holders to subscribe for a maximum of 1,000,000 shares. The year 2000 A and B options and the year 2001 A and B options were combined as one series on April 1, 2003, and the subscription period for these options will end on April 30, 2005. The share subscription price was €13.60 on December 31, 2004. Annually paid dividends are deducted from the subscription price.

     Our board of directors decided on May 26, 2004 to reduce the number of options related to the year 2003 option program to 2,900,000. Previously, 2,600,000 of the options were marked with the symbol 2003A, 2,600,000 were marked with the symbol 2003B and 2,600,000 were marked with the symbol 2003C. However, our board of directors decided that it will not distribute 2,400,000 of the year 2003A and 2,500,000 of the year 2003C options, and that it will propose to the annual general meeting to be held on April 4, 2005, that these options be canceled. With respect to the year 2003 option program, our board of directors reserved 100,000 of the year 2003A options and 100,000 of the year 2003C options for future needs.

     Our board of directors decided that the maximum number of year 2003B options that could be distributed would be 2,500,000. The minimum criteria for a partial distribution of options were a 2004 operating profit that is at least four percent of net sales, a return on capital employed of at least eight percent and earnings per share of at least €0.40. As the minimum criteria were not fulfilled, no 2003B options will be distributed from the program.

     The share subscription price for the 2003A options is €10.45, for the 2003B options the trade-weighted average price of the Metso share on the Helsinki Stock Exchange during the period January 1-March 31, 2005, and for the 2003C options the trade-weighted average price of the Metso share on the Helsinki Stock Exchange during the period January 1-March 31, 2006. Annually paid dividends are deducted from the subscription price. The share subscription period for the 2003A options is April 1, 2006-April 30, 2009, for the 2003B options April 1, 2007-April 30, 2010, and for the 2003C options April 1, 2008-April 30, 2011.

Authorizations for Board of Directors

     The annual general meeting held on April 6, 2004, authorized our board of directors to decide on raising the share capital of Metso Corporation by a rights offering, a convertible bonds issue and/or an issue of share options. The authorization expires one year from the annual general meeting. No more than 12,500,000 new shares with a nominal value of €1.70 may be subscribed for as a result of the rights offering, convertible bond issue or issue of share options. The Corporation’s share capital may be raised in total by no more than €21,250,000, which represents 9.17 percent of the share capital and votes.

     The authorization allows a deviation from the shareholders’ pre-emptive subscription rights, provided that there are substantial financial grounds from the Company’s perspective, such as financing acquisitions, enabling joint operation arrangements or other development of the Company’s business operations. The board of directors had not exercised these authorizations by the date of this annual report. A similar authorization to our board of directors for a one year period is proposed to the annual general meeting to be held on April 4, 2005.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

     The Finnish State currently owns 11.52 percent of our total shares and total votes. There has been no change in the Finnish State’s ownership since 1999 when Metso Corporation was established. On March 25, 2003, Harris Associates L.P. announced that certain funds under its management held 5.07 percent of our total shares and total votes. On October 8, 2004, Marathon Asset Management (Services) Ltd. held according to its announcement 5.04 percent of our total shares. On March 9, 2005, Deutsche Bank AG and its subsidiary companies held according to their announcement 9,801,820 Metso shares to which they had the dispositive rights. This holding amounts to 7.19 percent of the total shares of Metso Corporation. As part of this holding on March 9, 2005, Deutsche Bank AG and its subsidiary companies held 9,189,802 Metso shares to which they had voting rights. This voting authority represents 6.74 percent of the total votes of Metso Corporation.

     Neither the Finnish State, Deutsche Bank AG, Harris Associates L.P., Marathon Asset Management (Services) Ltd. nor any other shareholder has any special voting rights. However, the Finnish State, Deutsche Bank AG, Harris Associates L.P. and Marathon Asset Management (Services) Ltd. may, through their share ownership, continue to have substantial influence in deciding matters submitted for a vote of shareholders, such as approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election and removal of members of our board of directors.

     The following table lists, as of March 24, 2005, the total number of our shares owned by the Finnish State, Deutsche Bank AG, Harris Associates L.P. and Marathon Asset Management (Services) Ltd, the only persons or entities known to be the beneficial owner of more than five percent of our shares, as well as shares owned by members of our board of directors:

Title of Class	Identity of Person or Group	Number of Shares	Percent
Shares, nominal value
€1.70 each	The Finnish State	15,695,287	11.52
Shares, nominal value
€1.70 each	Deutsche Bank AG and its subsidiary companies	9,801,820	7.19
Shares, nominal value
€1.70 each	Funds managed by Harris Associates L.P.	6,904,600	5.07
Shares, nominal value
€1.70 each	Funds managed by Marathon Asset Management (Services) Ltd.	6,866,335	5.04
Shares, nominal value
€1.70 each	Members of our board of directors	18,205	0.01

Ownership of Our Securities in the United States

     As of March 18, 2005, the most recent practicable date, approximately 8,966,068 shares, or 6.6 percent of the total number of our issued and outstanding shares were held by approximately 41 record holders with addresses in the United States.

Related Party Transactions

     There have been no material transactions during the last fiscal year or during the current fiscal year up to the date of this annual report to which any director or executive officer or any ten percent shareholder or any relative or spouse of any of them was a party. There is no significant outstanding indebtedness owed to Metso by any director or executive officer or ten percent shareholder.

     There have been no material transactions during the last fiscal year or during the current fiscal year up to the date of this annual report with enterprises controlling, controlled by or under common control with Metso or an associate of Metso.

Item 8.  Financial Information.

Consolidated Financial Statements

     See “Item 18. Financial Statements.”

Export Sales

     The value of exports by Metso, including sales to unaffiliated customers and intra-Group sales, from Finland by destination were as follows for the most recent three years:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Other Nordic Countries	297	195	210
Europe (excluding Nordic Countries)	567	523	420
North America	183	209	141
South America	137	38	75
Asia-Pacific	248	372	526
Rest of the World	21	15	23

Total	1,453	1,352	1,395

     In 2004, without elimination of intra-Group sales, the value of goods exported from Finland, Sweden, other European countries and the United States totaled approximately €1,395 million or 24 percent of our total sales, €506 million or nine percent of our total sales, €252 million or four percent of our total sales, and €205 million or four percent of our total sales, respectively.

Legal Proceedings

     We have extensive worldwide operations and are involved in several legal proceedings in the ordinary course of our business. While the results of these proceedings cannot be predicted with certainty, we do not expect them to result in liabilities that have a material effect on our financial position, results of operations or cash flows.

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

     As of January 31, 2005, there had been a total of 350 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 124 are still pending and 226 cases have been closed. Of the closed cases, two were by summary judgment, 168 were dismissed, and 56 were settled. For the 56 cases settled the average compensation has been U.S.$539 per case. The outcome of the still pending cases is not expected to materially deviate from the outcome of the previous claims. Hence, management believes that Metso has no material asbestos related liability in the United States.

     See “Item 4. Information on the Company — Governmental Regulation and Environmental Matters” for a discussion on certain pending environmental issues with possible legal implications.

Dividend Policy

     We pay annual dividends to our shareholders based on a longer-term outlook for our consolidated profitability and financial position. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition, results of operations, cash flows, working capital requirements and other factors that our board of directors considers relevant. The objective of our dividend policy is to distribute an annual dividend equivalent to at least one-third of the earnings per share.

     For companies domiciled in Finland and incorporated under the Finnish law, dividends on shares are generally only paid annually after shareholder approval of both the company’s financial results and of the amount of dividend proposed by the board of directors. Under the Finnish law, the amount of any dividend is limited to the amount of profits and other distributable equity available at the end of the preceding fiscal year on a consolidated or unconsolidated basis, whichever is lower. Subject to certain exceptions relating to the right of the minority shareholders to request otherwise, the dividend may not exceed an amount recommended by the board of directors. As of December 31, 2004, our parent company’s distributable equity was €543 million (U.S.$735 million) and our consolidated distributable equity was €572 million (U.S.$774 million). The difference between our parent company’s distributable equity of €543 million and our distributable equity including our consolidated subsidiaries of €572 million is caused by earnings related to our parent company’s subsidiaries that are reflected in our consolidated accounts but not in the accounts of our parent company.

     Dividends paid to holders of ADSs who are non-residents of Finland will generally be subject to the Finnish withholding tax at a rate of 28 percent. Such ADS holders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the United States and Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. holders of our shares or ADSs. See “Item 10. Additional Information—Taxation.”

     Our board of directors will propose to the annual general meeting of our shareholders to be held on April 4, 2005 that a dividend of €0.35 per share be paid for the fiscal year ended December 31, 2004. Any dividend decided upon by the annual general meeting will be paid on April 14, 2005 to shareholders entered in the register of shareholders on April 7, 2005. We have paid a dividend of €0.20, €0.60, €0.60 and €0.60 per share for the fiscal years ended December 31, 2003, 2002, 2001 and 2000, respectively.

Significant Changes

     Except as otherwise disclosed in this annual report, no significant change has occurred in our business or financial condition since December 31, 2004.

Item 9.  The Offer and Listing.

Nature of Trading Market

     The principal trading market for our shares is the Helsinki Stock Exchange, where our shares are traded under the symbol “MEO1V.” Since July 1, 1999, our shares have been traded in the United States on the New York Stock Exchange under the symbol “MX” in the form of ADSs. Each ADS represents one share. The depositary for the ADSs is the Bank of New York.

     The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on the Helsinki Stock Exchange based on its Daily Official List and the high and low quoted prices for our ADSs as reported in the New York Stock Exchange — Composite Transactions:

	Helsinki Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
	(€)		(U.S.$)
Annual

2000	16.20	8.61	16.25	7.75
2001	14.10	7.81	11.30	7.68
2002	15.15	7.73	14.26	7.81
2003	11.41	7.52	12.77	8.31
2004	12.89	9.12	16.49	11.10
2005 (through March 29)	14.90	11.31	19.70	14.70

Quarterly

2003
First Quarter	11.41	8.70	12.02	9.75
Second Quarter	10.10	7.52	11.15	8.31
Third Quarter	10.31	7.62	11.10	8.90
Fourth Quarter	10.34	8.50	12.77	10.23

2004
First Quarter	11.47	9.60	14.37	12.21
Second Quarter	11.72	9.12	14.04	11.10
Third Quarter	11.05	9.90	13.53	12.27
Fourth Quarter	12.89	10.27	16.49	12.72

2005
First Quarter (through March 29)	14.90	11.31	19.70	14.70

Monthly

2004	14.84	11.31	19.70	14.70
September	10.79	9.90	13.07	12.27
October	11.17	10.27	14.29	12.72
November	12.89	11.07	16.49	14.45
December	12.20	11.38	16.43	15.22

2005
January	12.00	11.31	16.08	14.70
February	14.37	11.61	18.99	15.43
March (through March 29)	14.90	13.58	19.70	17.86

Trading and Settlement on the Helsinki Stock Exchange

     Trading in, and clearing of, securities on the Helsinki Stock Exchange, part of the OMX Exchanges, takes place in euro, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euro.

     The trading system of the Helsinki Stock Exchange is based on an electronic trading system SAXESS™ (“Saxess”). Saxess is an order-based system in which orders are matched to trade when price and volume match. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

     The trading phases consist of a pre-trading session, continuous trading and a post-trading session. For shares, pre-trading begins at 8:30 a.m. and ends at 9:45 a.m. at the prices established during the previous trading day. Trading with calls and continuous trading takes place from 9:45 a.m. to 6:30. p.m. Opening call begins at 9:45 a.m. and ends at 10:00 a.m. Round lot orders entered during the pre-trading session and existing orders with several days’ validity are automatically transferred into the opening call. Continuous trading begins sequentially after the opening call ends at 10:00 a.m. when the first share is assigned its opening price and then becomes subject to continuous trading. After approximately ten minutes, the opening prices for all the shares have been established and trading continues at prices based on market demand until 6:20 p.m. when the closing call is initiated. The closing call ends at approximately 6:30 p.m. when the closing prices are determined. Post-trading, during which only contract transactions for shares can be registered at the prices established during the trading day, takes place from 6:40 p.m. to 7:00 p.m.

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

     The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Stock Exchange or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the securities being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information, and to inform the market of any matters likely to have a material impact on the value of their securities.

     A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 331/ 3 percent, 50 percent or 662/ 3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when effective, has such consequence. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Stock Exchange.

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

The Finnish Book-Entry Securities System

General

     Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Stock Exchange. Our shares were entered into the Finnish book-entry system on May 2, 1996.

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

Registration

     In order to effect entries in the Finnish book-entry securities system, a security holder or its nominee must establish a book-entry account with the FCSD or an Account Operator or register its securities through nominee registration. Finnish shareholders may not register their securities through nominee registration. For shareholders who have not transferred their shares into book-entries, a joint book-entry account shall be opened with the FCSD, the registered holder of which shall be the issuing company. All transactions in securities registered with the Finnish book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the holder of the respective book-entry account. The account holders also receive an annual statement of their holdings as of the end of each calendar year.

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

Custody of the Shares and Nominees

     A non-Finnish shareholder may appoint an account operator (or certain non-Finnish organizations approved by the FCSD) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and exercise all share subscription rights and other financial and administrative rights attached to the shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to attend and vote at a general meeting must seek a temporary registration and be registered in the register of shareholders not later than ten days prior to the relevant general meeting. A custodial nominee account holder is required to disclose to the Finnish Financial Supervision Authority and the relevant company upon request the name of the beneficial owner of any shares registered in the name of such custodial nominee account holder, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the custodial nominee account holder is required to disclose said information on the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish natural person or legal entity.

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

Item 10.  Additional Information.

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

Corporate Governance

     Our corporate governance is based on the Finnish Companies Act and on our articles of association. The shares of Metso Corporation are listed on the Helsinki Stock Exchange and the New York Stock Exchange. Metso Corporation complies with the regulations and guidelines concerning listed companies issued by the Helsinki Stock Exchange and Finland’s Financial Supervision Authority. Our corporate governance system also observes the rules and corporate governance recommendations of the New York Stock Exchange concerning listed companies that are foreign private issuers, and the U.S. Sarbanes-Oxley Act of 2002. Our general operating principles and responsibility relationships are described in our corporate governance principles. Metso’s values and ethical principles create the foundation for corporate governance, personnel and management actions and cooperation with key stakeholders.

     The board of directors of Metso Corporation has ultimate responsibility for the management and proper arrangement of the operations of the Company, and for assuring good corporate governance in compliance with applicable laws and regulations. The board of directors decides upon matters, which, considering the scope and size of the operations of Metso Corporation, are of major importance. These include the approval of the goals and strategy of Metso Corporation, the approval of annual business and other major action plans, the definition and approval of corporate policies in key management areas, the approval of the organizational structure of Metso Corporation, and the nomination of the president and chief executive officer, his deputy and the members of the corporate executive team and the monitoring and evaluating of their performance. The members of the board of directors of Metso Corporation are elected by the annual general meeting for a term of one year. In accordance with the articles of association, the board of directors consists of at least five and no more than eight members.

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

Purchase Obligations

     Our articles of association contain a clause according to which a shareholder or a group of related shareholders who or which has acquired either 331/ 3 percent or 50 percent of the total ordinary shares or of the total voting power of the Company, at the minimum, is obligated to purchase the shares of all other shareholders who request such purchase. Our articles of association specify that the purchase price of such shares shall be the higher of the following:

     (a) The weighted average trading price of the ordinary shares of the Company on the Helsinki Stock Exchange during the ten business days prior to the day on which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision informed the Company that the above-mentioned percentage of ownership of ordinary shares or votes has been reached or exceeded or, in the event that no such notification is provided to the Company, or such notification is provided after the expiration of the period of time set forth in our articles of association, then during the ten business days prior to the day on which the Company’s board of directors is informed in any other manner; or

     (b) the weighted average price per share, which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision has paid for the ordinary shares that he/she has procured or obtained in some other way over the 12 months preceding the date defined in paragraph (a) above.

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

Exchange Controls

     Our share may be bought by non-residents of Finland on the Helsinki Stock Exchange without any separate Finnish exchange control consent. Non-residents may receive dividends without separate Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents that have acquired our shares may receive shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents, and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares of the Company by non-residents to other non-residents.

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

Companies

     Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 2005, the rate of such tax was 26 percent.

Shareholders and Holders of ADSs

  Tax Credit on Dividends

     The Finnish avoir fiscal system has been abolished as of January 1, 2005. The taxation of dividends distributed by a company listed on the Helsinki Stock Exchange varies depending on whether a shareholder that is a resident in Finland is a company listed on the Helsinki Stock Exchange, a privately held company or a natural person. When the shareholder is a company listed on the Helsinki Stock Exchange, dividends received by such shareholder are 75 percent taxable in case the underlying shares are included in the investment assets of the shareholder. If the dividend is paid based on shares that are not included in the investment assets of the shareholder (listed company), the dividend income is not taxable income. If the shareholder is a privately held company, dividends received by such shareholder are 75 percent taxable in case the underlying shares are included in the investment assets of the shareholder. If the shares are not part of the investment assets of the respective shareholder, only 75 percent of the dividends received is taxable income, provided that the respective shareholder does not directly own at least ten percent of the share capital of the distributing company. If the ten percent ownership threshold is met, the dividend income is not treated as taxable income of the respective shareholder (privately held company). If the shareholder is a natural person, 70 percent of the dividends received by such shareholder is taxable as capital income.

     The applicable tax rate is 28 percent. The rest of the dividend income received by such a shareholder from a listed company is not treated as taxable income. Year 2005 serves as a transition period and lower percentages than those described above shall be used in the taxation of dividends. If the shareholder is a privately held company or if the underlying shares are included in the investment assets of the shareholder, 60 percent (instead of 75 percent) of the dividends received by such shareholder will be taxable income in such shareholder’s taxation in tax year 2005. Similarly, if the shareholder is a natural person, 57 percent (instead of 70 percent) of the dividends received by such shareholder will be taxable as capital income in such shareholder’s taxation of year 2005.

  Withholding Tax on Dividends

     Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of withholding tax is 28 percent as from January 1, 2005. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived. In the case of the treaty with the United States, the withholding tax rates are reduced to 15 percent. The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

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

     No withholding tax is levied under Finnish law on dividends paid to corporate entities that reside in the EU and directly hold at least 20 percent of the capital of the distributing Finnish company. In addition, due to the abolishment of the Finnish avoir fiscal system the requirement of a minimum tax relating to avoir fiscal shall no longer apply.

  Finnish Transfer Tax

     There is no transfer tax payable in Finland on share transfers made on the Helsinki Stock Exchange. If the transfer is not made on the Helsinki Stock Exchange, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.

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

U.S. Federal Income Taxation

General

     The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the U.S. federal income tax considerations of holders that are initial purchasers of the shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that received shares or ADSs as compensation for the performance of services, certain expatriates, persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of the Company. This summary does not address any state, local or foreign tax consequences of the acquisition, ownership and disposition of shares or ADSs.

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

Distributions

     The gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all shareholders of the Company including holders of ADSs) with respect to shares or ADSs, before reduction for any Finnish taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may be taxed on such dividends at the lower rates applicable to long-term capital gains (i.e., generally, gains from the sale or exchange of capital assets held for more than one year) for taxable years beginning on or before December 31, 2008. A U.S. holder’s eligibility for such preferential rate would be subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the shares. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

     Any such dividend paid in euro (or any currency other than U.S. dollars) will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euro (or, if not euro, the currency in which the dividend was paid) on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of euro (or, any currency other than U.S. dollars) will be ordinary gain or loss.

     Dividends received by a U.S. Holder with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income.”

     U.S. holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income”.

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

     The initial tax basis of shares or ADSs to a U.S. Holder will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euro and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

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

Backup Withholding Tax and Information Reporting Requirements

     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent through 2010.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

     The task of Metso’s corporate treasury is to manage financial risks in accordance with the treasury policy reviewed and approved by the board of directors of Metso Corporation, and to safeguard the availability of equity and debt capital under competitive terms. The corporate treasury functions as the counterparty to the operating units, centrally manages external funding and is responsible for the management of financial assets and appropriate hedging measures. Our financial operations are conducted to support business purposes and within the framework of corporate operating policies and guidelines.

     Market risk refers to the risk of loss arising from adverse changes in exchange rates, interest rates, and other relevant market prices, such as equity or commodity prices. In order to manage our exposures to market risk, we continually assess our market exposures and attempt to hedge such risks through financial operations to reduce the adverse effects on our profitability.

     Our business units seek to identify the financial risks connected with their business operations and minimize their impact on Metso’s financial results. To control financial risks within limits, we use different derivative and non-derivative instruments, such as forward contracts, currency and interest rate swaps, options and foreign currency denominated balance sheet items. Derivatives are used only to support the underlying businesses (i.e., for hedging purposes only). Currently, we do not hold derivatives for trading (speculative) purposes and we do not use high-risk derivative instruments such as written options on a sole basis or leveraged instruments. For additional information on the derivative financial instruments we use, see Note 26 to our audited consolidated financial statements. Metso meets the criteria for hedge accounting under Finnish GAAP but does not qualify for hedge accounting under U.S. GAAP.

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

     We have, to a large extent, hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings, currency derivatives, and to some extent through receivables. As of December 31, 2004, apart from forward foreign exchange contracts, options and currency swaps, we were not a party to any other derivative foreign currency instruments.

     We had hedged approximately 82 percent of our net foreign currency exposure at the end of 2004, arising primarily from long-term contracts, net of any expected matching foreign currency payments. In addition, as of December 31, 2004, we had hedged net of tax effect 48 percent of our Swedish krona, 86 percent of our U.S. dollar and 59 percent of our Canadian dollar denominated net investments in subsidiaries by borrowings and forward exchange contracts.

     Our net gains and losses sustained from foreign currency exchange rate fluctuations were approximately a net gain of €8 million for the year ended December 31, 2004, compared to a net loss of €3 million and a net loss of €6 million for the years ended December 31, 2003 and 2002, respectively.

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

     The sensitivity analysis assumes an instantaneous ten percent change in foreign currency rates against the euro from their level as of December 31, 2004, with all other variables held constant. If the euro appreciates or depreciates ten percent against all other currencies, the impact on our cash flows derived from the year-end 2004 net exposure is a corresponding decrease or increase of less than €1 million during future years, compared to approximately €2 million as of December 31, 2003.

     These above assumptions are hypothetical and the actual results may differ substantially from the projected figures.

Interest Rate Risk

     We are exposed to variations in interest rates primarily on euro and U.S. dollar denominated debt and investments, which may cause changes in the values of interest bearing liabilities and assets, which are already in the balance sheet (price risk) and also affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk). To manage interest rate risk, we have set limits for the ratio of floating-rate to fixed-rate loans and the average duration. Interest rate risks can also be managed by interest rate swaps and other derivative contracts.

     We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate level interest rate exposure, composed of interest bearing investments, interest bearing debts and financial derivatives, such as interest rate swaps, which are used to hedge the above items.

     The sensitivity analysis assumes a one percent (100 basis points) parallel move in interest rates for all maturities from their levels as of December 31, 2004 with all other variables held constant. A one percent move upwards or downwards in all interest rates would lead to a corresponding decrease or increase of approximately €1 million on net interest expenses on the outstanding balances as of December 31, 2004, compared to increase or decrease of €5 million as of December 31, 2003.

Equity Price Risk

     The market value of the shares in publicly traded companies owned by us as of December 31, 2004, was €7 million. If the prices of the shares had decreased by ten percent, the market value of the investments at the end of 2004 would have declined by €1 million in comparison to €2 million at the end of 2003. We have not used any derivative instruments to hedge our equity investments.

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

     The sensitivity analysis assumes a ten percent parallel move in electricity price for all maturities from their levels as of December 31, 2004. A ten percent move upwards or downwards in all prices would lead to a corresponding increase or decrease in net assets of approximately €1 million on fair values of electricity forward contracts outstanding as of December 31, 2004, compared to approximately €1 million as of December 31, 2003.

     Other commodity risks are not managed by using financial instruments.

Item 12.  Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15.  Controls and Procedures.

     Our president and chief executive officer and our executive vice president and chief financial officer; after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Exchange Act) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this annual report was being prepared, except as described below in relation to our U.S. GAAP reporting.

     In connection with the preparation of our annual report on Form 20-F, we detected an error in respect of valuation allowances related to deferred tax assets under U.S. GAAP in our 2002 and 2003 financial statements. Under Finnish GAAP, deferred tax assets are not reduced by a valuation allowance unless it is likely that some portion or all of the deferred tax assets will not be realized. In this regard, internal projections of future earnings are utilized by management to assess whether the deferred tax assets will be realized. Under U.S. GAAP, the determination of the amount of a valuation allowance is based on the weight of all available evidence, both positive and negative. However, it does require that generally a valuation allowance is needed when there is negative evidence, such as cumulative losses for recent years as is the case in the Company’s situation. Projections of future taxable income will generally not be sufficient to overcome the negative evidence of cumulative losses. As a result, internal projections normally would not be assigned any significant weight in assessing the need for a valuation allowance. Consequently, we have restated our net income under U.S. GAAP for the years ended December 31, 2002 and 2003 to reflect the impact of the adjustments made to our deferred tax asset valuation allowances recorded in 2002 and 2003. These adjustments would result in a full valuation allowance in relation to our U.S. operations for both periods. As a result, our restated U.S. GAAP income statement under net income reflects additional expense of €91 million (€0.67 per share) in 2002 and additional income in 2003 of €28 million (€0.20 per share).

     In addition, in 2004, in conjunction with our transition to IFRS, we undertook a complete review of our defined pension benefit liability under IAS 19. In the course of this review, we detected certain weaknesses in our controls in our application of actuarial pension related data. This caused us to omit from our U.S. GAAP adjustment related to pensions certain liabilities in connection with our acquisition of Svedala in 2001 resulting in an understatement of our pension liability by €26 million, net of tax effect of €10 million under U.S. GAAP. Our 2001, 2002 and 2003 financial statements, in accordance with U.S. GAAP, have been restated to reflect the impact of adjustments made to our pension liabilities combined with the increase in goodwill from the Svedala acquisition in 2001. After consideration of the additional goodwill, our impairment charge in 2003, under U.S. GAAP, would have been increased. As a result, our restated U.S. GAAP income statement reflects an additional impairment loss of €18 million in 2003 (€0.13 additional loss per share).

     While we still need to improve our understanding of U.S. GAAP, we have previously begun to implement procedures to review our controls related to our reporting of U.S. GAAP information, including the accounting for valuation allowances related to deferred tax assets and pension benefits. Our management, at the direction of our board of directors, continues to actively work to improve the control environment and to implement specific controls and procedures to improve our understanding of U.S. GAAP and to ensure the integrity of our reporting in relation to U.S. GAAP. To address these control issues, we have begun to expand our control procedures to include additional analysis and other post-closing procedures to ensure that our disclosure controls and procedures are adequate in relation to the preparation of our financial statements. We are currently in the process of improving these controls and implementing new processes related to our U.S. GAAP reporting; however, we believe that we still need to improve our understanding of U.S. GAAP and its applications. We believe that our understanding of U.S. GAAP will improve as part of our transition process from Finnish GAAP to IFRS, which will be completed in 2005. In addition, we continue to analyze our internal controls in order to improve our process of reporting in accordance with U.S. GAAP.

     Other than as discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert.

     Our board of directors has determined that Ms. Satu Huber is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F. Both other members of the audit committee, Ms. Maija-Liisa Friman and Mr. Jaakko Rauramo, are independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

Item 16B.  Code of Ethics.

     In 2002, we adopted a code of ethics that applies to our president and chief executive officer, our chief financial officer and our principal accounting officer. The code of ethics can be viewed on our Internet pages at www.metso.com -> About us -> Values -> Ethical Principles.

Item 16C.  Principal Accountant Fees and Services.

Audit Fees

     PricewaterhouseCoopers Oy has served as Metso’s independent public auditor for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by the annual general meeting of our shareholders. During the financial years ended December 31, 2003 and December 31, 2004, we incurred aggregate expenses of €2.8 million and €3.1 million, respectively, for services rendered by our principal auditor, PricewaterhouseCoopers for the audit of our annual financial statements and services rendered in connection with statutory and regulatory filings including the review of documents filed with the SEC.

Audit-Related Fees

     During the financial years ended December 31, 2003 and December 31, 2004, we incurred aggregate expenses of €1.3 million and €1.5 million, respectively, for services rendered by our principal auditor, PricewaterhouseCoopers for assurance and related services. Audit-related fees consist of fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; advice and assistance in connection with local statutory accounting requirements; due diligence reviews related to acquisitions; and employee benefit plan audits and reviews; and miscellaneous reports in connection with grant applications.

Tax Fees

     During the financial years ended December 31, 2003 and December 31, 2004, we incurred aggregate expenses of €2.7 million and €1.5 million, respectively, for tax services rendered by our principal auditor, PricewaterhouseCoopers. Tax fees include fees incurred for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits, tax advice related to mergers and acquisition, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All Other Fees

     During the financial year ended December 31, 2004, we incurred aggregate expenses of €0.1 million for services rendered by our principal auditor, PricewaterhouseCoopers for occasional training services. There were no such fees incurred in 2003.

Audit Committee Pre-Approval Policies and Procedures

     The audit committee has adopted a policy requiring pre-approval of audit, audit-related, tax and other non-audit services provided by our independent auditors. Under this policy, the audit committee shall annually pre-approve an audit plan containing the types of services to be performed by our principal auditor, including an estimate of fees grouped by the type of service, based on a schedule prepared together by Metso and our principal auditor. The appendices to the policy set out the services that have been pre-approved by the audit committee without specific advance consideration, subject to an annual review.

     Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the audit committee for consideration at its next meeting. The audit committee has also delegated to the chair of the audit committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by Company’s independent auditors provided that the chair shall report any decisions to pre-approve such services and fees to the full audit committee at its next regular meeting.

     All of the services described in “Audit-Related Fees, “Tax Fees” and “All Other Fees,” were approved by the audit committee in accordance with the Company’s formal policy on auditor independence.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     No equity securities were purchased by the issuer or affiliated purchasers during 2004.

PART III

Item 17.  Financial Statements.

     Not applicable.

Item 18.  Financial Statements.

     See financial statements beginning on page F-1.

Item 19.  Exhibits

     Documents filed as exhibits to this annual report:

1.1	Articles of Association of Metso.*

2.1	Not applicable.**

4.1	Service contract for Jorma Eloranta, president and chief executive officer of Metso Corporation, dated November 30, 2003.***

6.1	See Note 10 to our consolidated financial statements included in this annual report for information on how earnings per share information was calculated.

8.1	List of Subsidiaries.

12.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on April 17, 2003.

**	The total amount of long-term debt securities authorized under any instrument does not exceed ten percent of the total assets of the Group on a consolidated basis.

***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on March 25, 2004.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 30, 2005	METSO CORPORATION
	By:	/s/ JORMA ELORANTA
		Name:	Jorma Eloranta
		Title:	President and Chief Executive Officer

	By:	/s/ OLLI VAARTIMO
		Name:	Olli Vaartimo
		Title:	Executive Vice President and Chief Financial Officer

METSO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Metso Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Metso Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Finland. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the standards generally accepted in Finland. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30, as restated, to the consolidated financial statements.

Helsinki, Finland
March 30, 2005

PricewaterhouseCoopers Oy
Authorized Public Accountants

METSO

Consolidated Statements of Income
(in millions, except for per share amounts)

		Year ended December 31,
	Note	2002	2003	2004
		€	€	€

Net sales		4,691	4,250	3,976

Cost of goods sold	3,5	(3,425)	(3,211)	(2,959)

Gross profit		1,266	1,039	1,017

Selling, general and administrative expenses	2,3,5	(1,015)	(906)	(844)
Nonrecurring operating income and expenses, net	4, 9	(27)	(106)	(25)
Goodwill impairment	11	—	(205)	—
Amortization of goodwill	5,11	(57)	(51)	(37)

Operating profit (loss)		167	(229)	111

Financial income and expenses, net	6	(74)	(74)	(62)
Share of profits of associated companies	7	0	0	0

Income (loss) before extraordinary items and income taxes		93	(303)	49

Extraordinary items		—	—	—

Income (loss) before income taxes		93	(303)	49

Income taxes	8	(26)	44	21
Minority interests		(2)	1	(1)

Net income (loss)		65	(258)	69

Earnings (loss) per share	10	0.48	(1.89)	0.51

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets
(in millions)

		As of December 31,
	Note	2003	2004
		€	€
ASSETS

Fixed assets and financial assets
Intangible assets	11
Goodwill		623	458
Other intangible assets		137	104

		760	562

Tangible assets	11,12
Land and water areas		80	65
Buildings		329	257
Machinery and equipment		336	283
Other tangible assets		28	17
Assets under construction		37	19

		810	641

Financial assets
Shareholdings and other securities	13	44	27
Own shares	13	1	1
Loan and other receivables	16	37	54
Accounts receivable	16	2	7
Other long-term investments	14,16	10	4

		94	93

Total fixed and financial assets		1,664	1,296

Current assets
Inventories
Materials and supplies		169	150
Work in process		275	316
Finished products		299	221

		743	687

Receivables	16
Accounts receivable		719	651
Costs and earnings of projects under construction in excess of billings	15	269	191
Loans receivable		5	5
Accrued income and prepaid expenses		88	86
Deferred tax asset	8	145	187
Other receivables		53	52
Other short-term investments		7	4

		1,286	1,176

Cash and cash equivalents		130	419

Total current assets		2,159	2,282

Total assets		3,823	3,578

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets — Continued
(in millions)

		As of December 31,
	Note	2003	2004
		€	€
SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	17
Share capital		232	232
Share premium reserve		14	14
Legal reserve		228	228
Cumulative translation differences		(76)	(80)
Reserve for own shares		1	1
Other reserves		202	202
Retained earnings		681	386
Net income (loss) for the financial year		(258)	69

Total shareholders’ equity		1,024	1,052

Minority interests		6	5

Mortgages and contingent liabilities	23	—	—

Liabilities
Long-term debt	18
Bonds		695	746
Loans from financial institutions		183	107
Pension loans		29	5
Other long-term debt		50	62

		957	920

Other long-term liabilities
Accrued expenses	19,22	134	122
Deferred tax liability	8	22	8
Other long-term loans		5	6

		161	136

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Balance Sheets — Continued
(in millions)

		As of December 31,
	Note	2003	2004
		€	€
Current liabilities
Current portion of long-term debt		17	19
Other interest bearing short-term debt	20	295	31
Advances received		147	219
Accounts payable		282	296
Billings in excess of costs and earnings of projects under construction	15	41	124
Accrued expenses and deferred income	21,22	818	719
Other current liabilities		75	57

		1,675	1,465

Total liabilities		2,793	2,521

Total shareholders’ equity and liabilities		3,823	3,578

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Cash Flows
(in millions)

	Year ended December 31,
	2002	2003	2004
	€	€	€
Cash flows from operating activities:
Net income (loss)	65	(258)	69
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	197	183	155
Efficiency improvement programs:
Provisions, including usage of previous year provision	—	60	(31)
Asset write-downs	—	25	10
Impairment of goodwill	—	205	—
Gain on sale of fixed assets	(7)	0	(13)
(Gain) loss on sale of subsidiaries and associated companies	(1)	(12)	18
Gain on sale of marketable securities	(7)	(3)	(9)
Share of profits and losses of associated companies	(1)	(2)	(4)
Change in deferred taxes(1)	27	(65)	(51)
Other non-cash items(2)	28	23	56
Change in net working capital, net of effect from business acquisitions and disposals(1)	(49)	(10)	62

Net cash provided by operating activities	252	146	262

Cash flows from investing activities:
Capital expenditures on fixed assets	(191)	(128)	(89)
Proceeds from sale of fixed assets	33	14	39
Business acquisitions, net of cash acquired	(1)	(2)	(2)
Investments in associated companies	(1)	—	(1)
Proceeds from sale of subsidiaries and associated companies, net of cash sold	38	31	390
Proceeds from sale of shares and marketable securities	110	6	34
Investments in shares and marketable securities	(2)	(1)	(7)
Other items	—	—	(5)

Net cash provided by (used in) investing activities	(14)	(80)	359

Cash flows from financing activities:
Dividends paid	(82)	(82)	(27)
Hedging of net investment in foreign subsidiaries	—	12	11
Net borrowings (payments) on short-term debt	(50)	17	(258)
Proceeds from issuance of long-term debt	200	110	180
Principal payments of long-term debt	(311)	(171)	(234)
Notes receivable issued	(4)	(8)	(5)
Proceeds from payments on notes receivable	14	2	6
Other items	0	(1)	(6)

Net cash provided by (used in) financing activities	(233)	(121)	(333)
Effect of changes in exchange rates on cash and cash equivalents	(27)	(5)	1
Net increase (decrease) in cash and cash equivalents	(22)	(60)	289
Cash and cash equivalents at beginning of year	212	190	130

Cash and cash equivalents at end of year	190	130	419

(1)	Prior year information has been reclassified to conform to current year presentation.

(2)	In the year ended December 31, 2004 Other non-cash items include €15 million of bad debt expense related to Papiers Gaspésia.

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Cash Flows — Continued
(in millions)

	Year ended December 31,
	2002	2003	2004
	€	€	€
Change in net working capital, net of effect from business acquisitions and disposals(1):
(Increase) decrease in assets and increase (decrease) in liabilities:
Inventory	24	23	(129)
Receivables	183	70	(61)
Other assets	(25)	86	(26)
Percentage of completion: recognized assets and liabilities, net	(71)	(140)	113
Accounts payable	(46)	(26)	74
Accrued liabilities	(86)	(34)	17
Other liabilities	(28)	11	74

Total	(49)	(10)	62

Supplemental cash flow information

Acquisition of businesses:
Intangible assets	0	—	1
Tangible assets	1	—	—
Goodwill	4	0	1
Current assets, other than cash	2	—	1
Minority interests	0	2	—
Liabilities assumed	(6)	—	(1)

Total, net of cash acquired	1	2	2

Disposals of businesses:
Intangible assets	0	1	35
Tangible assets	13	4	67
Goodwill	15	0	120
Current assets, other than cash	28	38	334
Minority interests	—	—	(1)
Liabilities sold	(19)	(24)	(147)
Gain (loss) on sale	1	12	(18)

Total, net of cash sold	38	31	390

Revolving credit facility activity:
Borrowings	1,409	398	50
Payments	1,513	426	116

Cash paid (received) during the year for:
Interest	83	69	60
Income taxes(2)	57	(6)	31

Non-cash exchange of bonds:
New bonds issued	—	—	274
Bonds redeemed	—	—	256

(1)	Prior year information has been reclassified to conform to current year presentation.

(2)	Includes cash receipt of €30 million related to income tax benefit realized for the goodwill impairment for the year ended December 31, 2003.

The accompanying Notes form an integral part of these consolidated financial statements.

METSO

Consolidated Statements of Changes in Shareholders’ Equity
(in millions, unless otherwise indicated)

	Number of		Share		Cumulative	Reserve
	shares	Share	premium	Legal	translation	for own	Other	Retained
	(thousands)	capital	reserve	reserve	differences	shares	reserves	earnings	Total
		€	€	€	€	€	€	€	€

Balance at December 31, 2001	136,251	232	14	221	25	1	202	774	1,469

Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	(85)	—	—	—	(85)
Other	—	—	—	6	—	—	—	6	12
Net income	—	—	—	—	—	—	—	65	65

Balance at December 31, 2002	136,251	232	14	227	(60)	1	202	763	1,379

Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	(16)	—	—	—	(16)
Other	—	—	—	1	—	—	—	0	1
Net income (loss)	—	—	—	—	—	—	—	(258)	(258)

Balance at December 31, 2003	136,251	232	14	228	(76)	1	202	423	1,024

Dividends	—	—	—	—	—	—	—	(27)	(27)
Translation differences	—	—	—	—	(12)	—	—	—	(12)
Transfer of translation differences	—	—	—	—	8	—	—	(8)	0
Other	—	—	—	—	—	—	—	(2)	(2)
Net income	—	—	—	—	—	—	—	69	69

Balance at December 31, 2004	136,251	232	14	228	(80)	1	202	455	1,052

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

     In January 2004, Metso divested its Converting group to a Swiss company, Bobst Group. In June 2004, Metso divested the Dynapac compaction and paving equipment group, previously part of Metso Minerals, to Altor, a Nordic private equity investor. In December 2004, Metso divested the Reedrill rock drilling equipment business, previously part of Metso Minerals, to the U.S. company Terex Corporation. Divested businesses mentioned above have been transferred under Discontinued Operations.

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

  Principles of consolidation

     The consolidated financial statements include the accounts of the Parent Company and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 percent of the voting rights. The companies acquired during the financial period have been consolidated from the date that Metso acquired control. Subsidiaries sold have been included up to their date of disposal.

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

     The equity method of accounting is used for investments in associated companies in which the investment provides Metso the ability to exercise significant influence over the operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which Metso’s

METSO

Notes to Consolidated Financial Statements — (Continued)

direct or indirect ownership is between 20 and 50 percent. Under the equity method, the share of profits and losses of associated companies is included in the consolidated statements of income. The share of the result of associated companies, the activity of which is closely connected with the business areas of Metso, is recorded in other income and expenses, net. Metso’s share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheets.

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

  Derivative financial instruments

     Metso uses a variety of derivative financial instruments, mainly forward exchange contracts, and a limited number of interest rate, currency and cross-currency swaps as well as currency options, interest rate futures and commodity contracts, as part of an overall risk management policy. These instruments are used to reduce the foreign currency and interest rate risks relating to existing assets, liabilities, firm commitments, forecasted sales and estimated consumption of raw materials.

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

METSO

Notes to Consolidated Financial Statements — (Continued)

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

  Capitalization of costs related to exchange of debt instruments

     Costs and fees arising from exchange of debt instruments are capitalized and amortized over the remaining period of the modified liability provided the new conditions obtained through the exchange do not substantially differ from those of the original debt. The assessment of whether the conditions are substantially different is based on a comparison of the discounted present value of the cash flows under the new terms and the present value of the remaining cash flows of the original financial liability. Should the difference be less than ten percent, the conditions are not considered to be substantially different and the costs and fees are capitalized.

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

METSO

Notes to Consolidated Financial Statements — (Continued)

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

  Pensions and coverage of pension liabilities

     The companies within Metso have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso has met local minimum funding requirements for the countries in which it maintains pension schemes. Metso’s contributions to defined contribution plans and to multi-employer and insured plans are charged to the income statement concurrently with the payment obligations.

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

METSO

Notes to Consolidated Financial Statements — (Continued)

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

  Cash and cash equivalents

     Cash and cash equivalents consist of cash in banks and other liquid investments with a maturity of ninety days or less.

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

     Trade-in equipment received is recorded as inventory at the lower of cost or net realizable value.

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

     Metso sells certain receivables through arrangements with third party financial institutions. If specific criteria are met, including legal isolation from the Company, these receivables are removed from Metso’s books, and a gain or loss on sale of the receivables is recorded.

  Nonrecurring operating income and expenses

     Nonrecurring operating income and expenses include restructuring and reorganization costs which have either been realized or planned and to which the management is committed, and other major one-time operating income and expenses.

  Extraordinary items

     Extraordinary items, net of taxes, include significant unusual income and expenses not resulting from the ordinary course of business operations.

METSO

Notes to Consolidated Financial Statements — (Continued)

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

  Restructuring costs

     A provision for restructuring is recognized only after management has developed and approved a formal plan to which it has committed. The costs included in a provision for restructuring are those costs that are either incremental and incurred as a direct result of the plan or are the result of a continuing contractual obligation with no continuing economic benefit to Metso or a penalty incurred to cancel the contractual obligation. Restructuring costs also include other costs incurred as a result of the plan, which are recorded separately under nonrecurring income and expenses, such as asset write-downs, environmental liabilities and costs to transfer operations to new locations.

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

     A deferred tax liability or asset has been determined for all temporary differences between the tax bases of assets and liabilities and their amounts in financial reporting, using the enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets at their estimated realizable amounts. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence including internal projections of future earnings, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

METSO

Notes to Consolidated Financial Statements — (Continued)

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

Note 2. Selling, General and Administrative Expenses

     Selling, general and administrative expenses consist of the following:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Marketing and selling expenses	548	492	481
Research and development expenses, net(1)	146	126	103
Administrative expenses	341	299	278
Other income	(26)	(17)	(25)
Other expenses	6	6	7

Total	1,015	906	844

(1)	Research and development expenses are presented net of grants received of €8 million, €7 million and €8 million and net of capitalized investments of €13 million, €7 million and €4 million and include depreciation of €11 million, €11 million and €10 million for the years ended December 31, 2002, 2003 and 2004, respectively.

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 3. Personnel Expenses and Number of Personnel

     Information regarding personnel expenses and number of personnel is as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Salaries to the members of Boards of Directors and Managing Directors of group companies	14	13	10
Other wages and salaries	1,062	951	871
Pension costs	112	104	104
Other indirect employee costs	183	173	152

Total	1,371	1,241	1,137

	Year ended December 31,
	2002	2003	2004
Number of personnel:
Personnel, average	29,258	27,400	24,363
Personnel, at end of year	28,489	26,240	22,802

Note 4. Nonrecurring Operating Income and Expenses

     Nonrecurring operating income and expenses consist of the following:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Gain on sale of businesses	—	12	2
Gain on sale of listed and other shares	8	3	7
Other income	—	—	3

Nonrecurring operating income, total	8	15	12

Restructuring expenses(1)	(28)	(108)	(17)
Loss on sale of businesses	—	—	(20)
Other expenses	(7)	(13)	(0)

Nonrecurring operating expenses, total	(35)	(121)	(37)

Nonrecurring operating income and expenses, net	(27)	(106)	(25)

(1)	For additional information on restructuring expenses, see also Note 9.

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 5. Depreciation and Amortization

     Depreciation and amortization expenses consist of the following:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Intangible assets
Goodwill	57	51	37
Other intangible assets	19	16	16
Tangible assets
Buildings	26	25	24
Machinery and equipment	87	84	72
Other tangible assets	8	7	6

Total	197	183	155

     Depreciation and amortization charged against operations by activity are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Cost of goods sold	83	82	71
Marketing, selling and administrative expenses
Marketing and selling	12	8	8
Research and development	11	11	10
Administrative	34	31	29
Goodwill	57	51	37

Total	197	183	155

Note 6. Financial Income and Expenses, net

     The following table provides a summary of financial income and expenses:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Financial income
Dividends received	7	4	3
Interest income	11	7	8
Other financial income	3	1	1
Net gain (loss) from foreign exchange	(4)	(4)	(2)

Financial income total	17	8	10

Financial expenses
Interest expenses	(87)	(73)	(63)
Other financial expenses	(4)	(9)	(9)

Financial expenses total	(91)	(82)	(72)

Financial income and expenses, net	(74)	(74)	(62)

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 7. Investments in Associated Companies

     In addition to information provided below for investments in associated companies, see also Note 13.

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Dividends received	0	0	0
Share of profits or losses in associated companies	1	2	4
Equity value of investments in associated companies	14	15	17

Note 8. Income Taxes

     The domestic and foreign components of income (loss) before extraordinary items and income taxes are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Finland	103	(48)	(8)
Other countries	(10)	(255)	57

Total	93	(303)	49

     The components of income tax expense (benefit) are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Current taxes
Finland	(18)	(12)	(6)
Other countries	17	33	35

	(1)	21	29

Deferred taxes
Finland	22	(53)	(44)
Other countries	5	(12)	(6)

	27	(65)	(50)

Income tax expense (benefit)	26	(44)	(21)

METSO

Notes to Consolidated Financial Statements — (Continued)

     The Finnish corporate income tax rate was 29% for the years ended December 31, 2002, 2003 and 2004, respectively. As of January 1, 2005, the enacted rate was reduced to 26%, thus impacting the deferred tax amounts presented in below table for the year ended December 31, 2004. The differences between income tax expense (benefit) computed at Finnish statutory rates and income tax expense (benefit) provided on earnings are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Income tax expense (benefit) at Finnish statutory rate	27	(88)	14
Income tax for prior years	(9)	(3)	(4)
Write-down of subsidiary shares(1)	(29)	(53)	(53)
Temporary differences for which no deferred tax has been provided	2	(3)	0
Benefit of operating loss carryforwards	(3)	(12)	(10)
Amortization and impairment of goodwill	16	74	11
Nondeductible expenses	1	1	1
Taxes on foreign subsidiaries’ net income in excess of income taxes at Finnish statutory rates	4	8	6
Operating losses with no current tax benefit(2)	16	26	4
Change in Finnish statutory rate as of January 1, 2005	—	—	3
Other	1	6	7

Income tax expense (benefit)	26	(44)	(21)

(1)	Write-down of subsidiary shares includes, for the year ended December 31, 2003, the impact of a realized tax benefit of €51 million related to a write-down of subsidiary shares recorded in 2002 , which was not recognized until 2003. Correspondingly, the tax benefit of €53 million for the year ended December 31, 2004 relates to a write-down recorded in 2003.

(2)	Operating losses with no current tax benefit relate to current year losses for which no deferred tax asset has been recognized.

     The components of net deferred tax asset (liability) consist of the following:

	As at December 31,
	2003	2004
	(€ in millions)
Non-current assets
Tax losses carried forward	171	210
Provisions	21	33
Other	0	0
Valuation allowance	(111)	(113)

	81	130

Current assets
Intercompany profit in inventory	8	7
Provisions	116	80
Valuation allowance	(3)	0

	121	87

Current liabilities
Inventories and other	(6)	(1)

Non-current liabilities
Accelerated depreciation and other untaxed reserves	(22)	(8)
Other	(51)	(29)

	(73)	(37)

Deferred tax asset (liability), net	123	179

METSO

Notes to Consolidated Financial Statements — (Continued)

     As at December 31, 2004, Metso had €672 million of losses carried forward, primarily attributable to foreign subsidiaries. New losses for the year ended December 31, 2004, amounting to €87 million, increased the deferred tax asset on loss carry-forward by €17 million. Approximately 25 percent of the accumulated loss carry-forwards at December 31, 2004 have no expiration date, 45 percent expires between years 2005-2014 and the remaining 30 percent between years 2015-2024.

     The valuation allowance for the deferred tax asset has been as follows:

	Balance at			Balance at
	Beginning			End
	of Year	Deduction	Increase	of Year
	(€ in millions)
2003
Losses carried forward	110	(49)	50	111
Other	0	0	3	3

Total	110	(49)	53	114

2004
Losses carried forward	111	(20)	22	113
Other	3	(3)	0	0

Total	114	(23)	22	113

Note 9. Restructuring costs

  2003 Program

     In June 2003, Metso launched its group-wide efficiency improvement program aiming to reach substantial cost savings. The plan included streamlining of sales and administrative organizations and closing down of sites both in the United States and in Europe. As a result of the efficiency improvement program, Metso’s personnel has been reduced by some 1,900 persons. Based on decisions already made, the number of personnel will be reduced further by some 140 persons in 2005.

     For the year ended December 31, 2003, the costs recognized under the program amounted to the following:

Year ended
December 31,
2003
(€ in millions)
Pensions and postretirement benefits	21
Employee termination and exit cost	42
Write-down of fixed assets and inventory	25
Restructuring expenses	7
Other expenses	8

2003 program, total	103

     During the year ended December 31, 2004, the 2003 program cost was reduced by €10 million due to receiving the results of a final soil contamination analysis, finding more favourable solutions to certain termination plans and reducing certain personnel costs. In addition, gains on the sale of fixed assets and business activities of €2 million, and increases in the program cost of €2 million, were recorded under nonrecurring items.

     No further costs are expected under the 2003 efficiency improvement program.

METSO

Notes to Consolidated Financial Statements — (Continued)

     The accrued liabilities related to the 2003 program are the following:

	Year ended December 31,
	2003	2004
	(€ in millions)
Pensions and postretirement benefits(1)	12	7
Employee termination and exit cost	33	7
Restructuring expenses	7	3
Other expenses	25	1

Accrued liabilities at end of year	77	18

(1)	As at December 31, 2004, accrued pensions comprised €6 million of long-term liabilities.

  2004 Program

     In June 2004, Metso announced a program for the renewal of Metso Paper’s business concept, which targets to streamline cost structure. The main locations affected by the measures are in the Finnish, Swedish and North American operations. The measures comprise personnel reductions in certain administrative and production functions, disposal of non-core sites and global reorganization of the tissue business line. The costs related to the program are not expected to exceed €40 million.

     For the year ended December 31, 2004, the costs recognized under the program amounted to the following:

Year ended
December 31,
2004
(€ in millions)
Pensions and postretirement benefits	6
Employee termination and exit cost	8
Write-down of fixed assets	10
Other expenses	2

2004 program, total	26

     For the year ended December 31, 2004, the accrued liabilities related to the 2004 program amounted to the following:

Year ended
December 31,
2004
(€ in millions)
Pensions and postretirement benefits(1)	4
Employee termination and exit cost	7
Other expenses	1

Accrued liabilities at end of year	12

(1)	€4 million of pension liabilities recognized under the program are long-term liabilities payable after 2006.

METSO

Notes to Consolidated Financial Statements — (Continued)

  Other Restructuring Programs

     Other restructuring programs refer to restructuring programs other than 2003 program or 2004 program. During 2003 and 2004, other restructuring program costs charged to expense amounted to €5 million and €6 million, respectively. The €6 million charged in 2004 primarily relates to site closures within Metso’s business areas. During 2004, €3 million of prior year reserves were reversed.

     The change in accruals related to restructuring programs have been recognized as follows during the financial year 2004:

		Impact	Additions	Adjustments	Amounts
	Balance at	of	charged	to	paid/	Balance
	beginning	exchange	to	prior year	charged	at end of
	of year	rates	expense	reserves	to reserve	year
	(€ in millions)
2003 and 2004 programs:
Pension liabilities for personnel with terminated contracts	12	0	6	(2)	(5)	11
Employee termination and exit costs	33	0	10	(3)	(26)	14
Accrued restructuring expenses	7	0	1	(1)	(4)	3
Other	25	(1)	1	(4)	(19)	2
Other restructuring programs	23	0	6	(3)	(10)	16

Total	100	(1)	24	(13)	(64)	46

     The total expense, net of reversals, by restructuring programs has been recognized as follows in the consolidated income statement:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
2003 Program	—	(103)	10
2004 Program	—	—	(26)
Other restructuring programs	(28)	(5)	(1)

Total	(28)	(108)	(17)

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 10. Earnings (Loss) per Share

     Earnings (loss) per share are calculated as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions, except for per
	share amounts)
Income (loss) before extraordinary items and income taxes	93	(303)	49
Minority interests	(2)	1	(1)
Taxes on normal business operations	(26)	44	21

	65	(258)	69

Weighted average number of shares issued and outstanding (in thousands)	136,190	136,190	136,190

Earnings (loss) per share, €	0.48	(1.89)	0.51

Weighted average number of diluted shares issued and outstanding (in thousands)	136,190	136,190	136,192

Diluted earnings (loss) per share, €	0.48	(1.89)	0.51

     The diluted earnings (loss) per share have been computed by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance of the warrants or options, if that occurs later during the period, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

Note 11. Intangible and Tangible Assets

     Intangible and tangible assets consist of the following:

	Year ended December 31,
	2003	2004
	(€ in millions)
Goodwill
Acquisition cost at beginning of year	1,137	888
Increases	1	1
Decreases	(13)	(204)
Impairment	(205)	—
Translation differences	(32)	(7)
Accumulated depreciation at end of year	(265)	(220)

Net book value at end of year	623	458

Other intangible assets(1)
Acquisition cost at beginning of year	202	233
Increases(2)	41	29
Decreases	(8)	(66)
Translation differences	(2)	(1)
Accumulated depreciation at end of year	(96)	(91)

Net book value at end of year	137	104

METSO

Notes to Consolidated Financial Statements — (Continued)

	Year ended December 31,
	2003	2004
	(€ in millions)
Land and water areas
Acquisition cost at beginning of year	85	80
Increases	1	0
Decreases	(4)	(14)
Translation differences	(2)	(1)

Net book value at end of year	80	65

Buildings
Acquisition cost at beginning of year	599	582
Increases	43	10
Decreases	(38)	(80)
Translation differences	(22)	(6)
Accumulated depreciation at end of year	(253)	(249)

Net book value at end of year	329	257

Machinery and equipment
Acquisition cost at beginning of year	1,293	1,308
Increases	101	68
Decreases	(51)	(171)
Translation differences	(35)	(11)
Accumulated depreciation at end of year	(972)	(911)

Net book value at end of year	336	283

Other tangible assets
Acquisition cost at beginning of year	93	90
Increases	9	4
Decreases	(8)	(14)
Translation differences	(4)	(2)
Accumulated depreciation at end of year	(62)	(61)

Net book value at end of year	28	17

Assets under construction
Acquisition cost at beginning of year	82	37
Increases	25	11
Decreases(2)	(70)	(29)
Translation differences	0	0

Net book value at end of year	37	19

(1)	Includes patents and licenses for a net book value of €32 million and €40 million for the years ended December 31, 2003 and December 31, 2004, respectively.

(2)	Includes reclassifications between Other intangible assets and Assets under construction of €20 million and €10 million for the years ended December 31, 2003 and December 31, 2004, respectively.

Goodwill impairment

     Metso assesses the value of the goodwill for impairment annually or more frequently, if facts and circumstances indicate the need, using fair value measurement techniques, such as the discounted cash flow methodology. The testing is performed on the reporting unit level, i.e., one level below reportable segment. In the discounted cash flow method, Metso discounts forecasted performance plans to their present value. The discount rate is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit’s total capital and the risk associated with the cash flow and the timing of the cash flow. The comparison methods and other estimation techniques are utilized to verify the reasonableness of the value derived from the discounted cash flow.

METSO

Notes to Consolidated Financial Statements — (Continued)

     In the year ended December 31, 2003, Metso Minerals had to face tightened competition, reduced demand in certain market areas and unfavourable exchange rate development, especially the impact of the weakened U.S. Dollar, and its operating profits were lower than expected for the year. As of September 30, 2003, upon completion of the annual impairment assessment, based on updated forecasted plans approved by the Board of Directors, it was determined that Metso should recognize an impairment loss of €205 million related to the Metso Minerals and Discontinued Operations.

     A summary of changes in Metso’s goodwill during the years ended December 31, 2003 and 2004 by business segments is as follows:

			Translation
	Balance at		difference
	beginning		and other	Impairment	Balance at
	of year	Amortization	changes	loss	end of year
	(€ in millions)
2003
Metso Paper	96	(8)	(10)	—	78
Metso Minerals	562	(29)	(4)	(143)	386
Metso Automation	25	(3)	(1)	—	21
Metso Ventures	16	(1)	0	—	15
Discontinued Operations	196	(10)	(1)	(62)	123

Total	895	(51)	(16)	(205)	623

2004
Metso Paper	78	(7)	(4)	—	67
Metso Minerals	386	(21)	(4)	—	361
Metso Automation	21	(4)	0	—	17
Metso Ventures	15	(2)	0	—	13
Discontinued Operations	123	(3)	(120)	—	—

Total	623	(37)	(128)	—	458

Note 12. Capitalization of Interest Expenses

     The capitalized interest expenses consist of the following:

	Year ended December 31,
	2003	2004
	(€ in millions)
Net capitalized interest, beginning of year	3	2
Amortization of capitalized interest expense	(1)	(1)

Net capitalized interest, end of year	2	1

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 13. Shareholdings and Other Securities

     Investments in associated companies are as follows:

		Year ended December 31,
		2003				2004
		%	Equity			%	Equity
		ownership	value			ownership	value
			(€ in millions)				(€ in millions)
Allimand S.A.		35.8	5			35.8	5
Valmet-Xian Paper Machinery Co. Ltd.		48.3	5			48.3	7
Shanghai Neles-Jamesbury Valve Co. Ltd.		50.0	3			50.0	3
Avantone Oy		—	—			48.2	1
Others			2				1

Total investments in associated companies			15				17

Investments in shareholdings and other securities consist of the following:

	Year ended December 31,
	2003				2004
	Number	%	Book	Fair	Number	%	Book	Fair
	of shares	ownership	value	value	of shares	ownership	value	value
			(€ in millions)				(€ in millions)
Tamfelt Corporation, Finland(1)	484,200	2.7	4	7	726,300	2.7	4	6
Sato Corporation Plc, Finland	239,555	10.9	12	12	—	—	—	—
Exel Plc, Finland	650,000	12.2	5	8	—	—	—	—
Other shares and securities			8	8			6	6

Total investments in shares and other securities			29	35			10	12

Total shareholdings and other securities			44				27

(1)	Bonus Issue in 2004: 1 new share for each two shares held.

     Investments in own shares are as follows:

	Year ended December 31,
	2003				2004
	Number	%	Book	Fair	Number	%	Book	Fair
	of shares	ownership	value	value	of shares	ownership	value	value
			(€ in millions)				(€ in millions)
Own shares held by Metso Corporation	60,841	0.0	1	1	60,841	0.0	1	1

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 14. Other Long-term Investments

     Other long-term investments consist of certificates of deposits, bonds and other securities with a maturity of greater than one year at the time of acquisition. Other long-term investments amounted to €10 million at December 31, 2003 and to €4 million at December 31, 2004. Other long-term investments are recorded at the lower of cost or market value.

     Information regarding other long-term investments is as follows:

	As at December 31,
	2003				2004
		Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
	Cost	gains	losses	value	Cost	gains	losses	value
	(€ in millions)				(€ in millions)
Debt Securities
Bonds and Treasury bills	5	0	—	5	2	0	—	2
Other securities	5	0	—	5	2	0	—	2

Total	10	0	—	10	4	0	—	4

Note 15. Costs and Earnings of Projects under Construction in Excess of Billings/Billings in Excess of Costs and Earnings of Projects under Construction

     Information on balance sheet items of uncompleted contracts at December 31, 2003 and 2004 is as follows:

	Costs and
	earnings of
	uncompleted	Billings of
	projects	projects	Net
	(€ in millions)
2003
Projects where costs and earnings exceed billings	600	331	269
Projects where billings exceed costs and earnings	420	461	41

2004
Projects where costs and earnings exceed billings	576	385	191
Projects where billings exceed costs and earnings	428	552	124

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 16. Interest bearing and Non-interest bearing Assets

     Interest bearing and non-interest bearing assets are as follows:

	As at December 31,
	2003			2004
		Non-			Non-
	Interest	interest		Interest	interest
	bearing	bearing	Total	bearing	bearing	Total
	(€ in millions)			(€ in millions)
Financial assets
Loan and other receivables(1)	9	28	37	6	48	54
Accounts receivable	1	1	2	6	1	7
Other long-term investments	10	—	10	4	—	4

Total	20	29	49	16	49	65

Receivables
Accounts receivable	0	719	719	0	651	651
Costs and earnings of projects under construction in excess of billings	—	269	269	—	191	191
Loans receivable	3	2	5	3	2	5
Prepaid expenses and accrued income	—	88	88	—	86	86
Deferred tax asset	—	145	145	—	187	187
Other receivables	—	53	53	—	52	52
Other short-term investments	7	—	7	4	—	4

Total	10	1,276	1,286	7	1,169	1,176

(1)	Non-interest bearing loan and other receivables include €18 million and €19 million of prepayments to foreign pension plans and of pension insurance premiums at December 31, 2003 and 2004, respectively. At December 31, 2004, the non-interest bearing portion also includes €21 million of capitalized costs related to the exchange and issuance of bonds.

Note 17. Shareholders’ Equity

     At December 31, 2004, Metso had 136,250,545 issued shares with a par value of €1.70 per share, the share capital being €232 million. Under its Articles of Association, Metso Corporation’s authorized share capital may not be less than €170 million nor more than €680 million.

     At December 31, 2004, Metso held 60,841 of its own shares. The reacquisition price of €1 million has been recorded in the reserve of own shares at cost. In the shareholders’ meeting held on April 6, 2004, the shareholders of Metso renewed the authorization for the Board of Directors to reacquire treasury stock in the limit of five percent of the nominal value of outstanding shares at the time of purchase. Treasury stock can be utilized for business acquisitions, for major investments and for incentive plans of key personnel.

     Calculation of distributable funds is as follows:

As at
December 31,
2004
(€ in millions)
Other reserves	202
Retained earnings	386
Result for the financial year	69
Equity share of accelerated depreciation and other untaxed reserves	(5)
Translation differences	(80)

Total distributable funds	572

METSO

Notes to Consolidated Financial Statements — (Continued)

     The Parent Company’s distributable funds at December 31, 2004 were €543 million. The distribution of dividends to shareholders is limited to the lower of consolidated distributable funds or distributable funds held by the Parent Company.

     During the year ended December 31, 2004, the Parent Company paid a dividend of €27 million to shareholders, or €0.20 per common share. During the year ended December 31, 2003 dividends paid amounted to €82 million, or €0.60 per common share.

     Foreign currency translation adjustment included in the shareholders’ equity consists of the following:

	Year ended December 31,
	2003	2004
	(€ in millions)
Cumulative translation adjustment at beginning of year	(60)	(76)
Change in foreign currency translation	(55)	(12	)(1)
Hedging of net investment denominated in foreign currency, net of tax expense of €16 million and €3 million, respectively	39	0	(1)
Transfer of translation differences	—	8

Cumulative translation adjustment at end of year	(76)	(80)

(1)	Net of effect of translation differences and respective net investment hedge related to disposed businesses.

Note 18. Long-term Debt

     Long-term debt consists of the following:

	As at December 31,
	2003	2004
	(€ in millions)
Bonds	697	746
Loans from financial institutions	187	114
Loans from pension institutions	38	13
Other long-term debt	52	66

	974	939

Less current maturities	17	19

Total	957	920

  Bonds

     The bonds consist principally of three loans: a USD 174 million (€128 million) bond, a €156 million bond and a €274 million bond. The USD denominated bond was issued in the United States in December 1997 and registered with the Securities Exchange Commission (SEC). It matures in 2007 and bears a fixed annual interest rate of 6.875%. A portion of the bond has been converted through a currency swap agreement of GBP 45 million (€64 million) into British pound sterling with a fixed annual rate of 7.51%. The currency swap agreement matures concurrently with the bond.

     In December 2000, Metso established a Euro Medium Term Note Program of €1 billion, under which originally a €500 million bond was issued in December 2001. The bond matures in 2006 and carries a fixed interest of 6.25%. As at December 31, 2004, the outstanding amount of this bond totaled €156 million after the impact of the bond exchange described below. In November 2004, Metso completed its offer to exchange bonds to new Euro-denominated bonds maturing in 2011. €256 million of existing notes were validly submitted and accepted for exchange, corresponding to 62% of the total outstanding amount of existing notes. €274 million of new bonds were issued and they carry a fixed interest of 5.125%.

METSO

Notes to Consolidated Financial Statements — (Continued)

     €21 million of costs related to the exchange offering and bond issuings have been included in long-term receivables and €4 million in short-term receivables. These costs are expensed over the maturities of the bonds.

  Loans from financial institutions

     Loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of loans is either USD or SEK denominated. The interest rates vary from 2.4% (USD) to 10.5% (ZAR). The loans are payable from year 2005 to 2011.

     In June 2003, Metso signed a five-year €450 million revolving credit facility agreement with a syndicate of 14 international banks. Of the current revolving facility €66 million was utilized as at December 31, 2003. As at December 31,2004, the facility was undrawn.

     As at December 31, 2004, the undrawn committed long-term facilities of Metso totaled €450 million.

     In the end of May 2004, Metso signed a ten-year €135 million loan agreement with the European Investment Bank (EIB). Funds may be drawn within 18 months from signing. As at December 31, 2004, the facility was undrawn.

  Loans from pension institutions

     Pension loans consist of Finnish pension insurance reborrowing loans amounting to €8 million and of €5 million foreign pension loans.

  Other long-term debt

     As at December 31, 2003, other long-term debt comprised €29 million pension liabilities, €16 million obligations under finance leases and €7 million other liabilities. As at December 31, 2004, other long-term debt comprised €30 million pension liabilities, €24 million obligations under finance leases and €12 million other liabilities.

     Maturities of long-term debt as at December 31, 2004 are as follows:

		Loans from	Loans from	Other
		financial	Pension	long-term
	Bonds	institutions	Institutions	debt	Total
	(€ in millions)
Year
2005	0	7	8	4	19
2006	156	45	0	7	208
2007	128	11	1	13	153
2008	0	25	0	3	28
2009	83	11	0	3	97
2010 and after	379	15	4	36	434

Total	746	114	13	66	939

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 19. Other Long-term Liabilities — Accrued Expenses

     Long-term accrued liabilities consist of the following:

	As at December 31,
	2003(1)	2004
	(€ in millions)
Pension liabilities and other postretirement benefits	95	91
Warranty and guarantee liabilities	12	8
Accrued restructuring expenses(2)	13	14
Other long-term provisions and accruals(3)	14	9

Total	134	122

(1)	Prior year information has been reclassified to conform to current year presentation.

(2)	For additional information on restructuring expenses, see also Note 9.

(3)	Includes various amounts, which are individually insignificant.

Note 20. Other Interest Bearing Short-term Debt

     Other interest bearing short-term debt consists of the following:

	As at December 31,
	2003	2004
	(€ in millions)
Loans from financial institutions	25	17
Domestic commercial paper financing	262	—
Other	8	14

Total	295	31

     The weighted average interest rate applicable to short-term borrowing at December 31, 2003 and 2004 was 2.4 percent and 3.8 percent, respectively.

     Metso had undrawn committed short-term credit facilities with banks totaling €100 million at December 31, 2004.

     Metso has established a short-term Euro Commercial Paper Program of €150 million and a domestic commercial paper program amounting to €300 million. Both facilities were undrawn as of December 31, 2004.

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 21. Accrued Expenses and Deferred Income

     Accrued expenses and deferred income consist of the following:

	As at December 31,
	2003(1)	2004
	(€ in millions)
Accrued restructuring expenses(2)	87	32
Accrued interest expenses	6	7
Accrued personnel expenses	156	165
Accrued project costs	322	300
Environmental and product liabilities	4	3
Taxes currently payable	51	32
Warranty and guarantee liabilities	127	112
Other(3)	65	68

Total	818	719

(1)	Prior year information has been reclassified to conform to current year presentation.

(2)	For additional information on restructuring expenses, see also Note 9.

(3)	Includes various amounts, which are individually insignificant.

Note 22. Changes in cost accruals

     The cost accruals, including both long- and short-term portions, have changed as follows during the financial year 2004:

	Balance at	Impact of	Additions	Deductions/
	beginning of	exchange	charged to	other	Balance at
	year(1)	rates	expense	additions	end of year
	(€ in millions)
Allowance for doubtful notes and receivables	34	(1)	2	2	37
Allowance for inventory	67	(2)	5	(13)	57
Environmental and product liabilities	4	0	0	(1)	3
Accrued restructuring expenses(2)	100	(1)	11	(64)	46

Total	205	(4)	18	(76)	143

(1)	Prior year information has been reclassified to conform to current year presentation.

(2)	For additional information on restructuring expenses, see also Note 9.

     The cost accruals for warranty and guarantee liabilities have changed as follows during the financial year 2004:

		Impact	Increase for	Increase for
	Balance at	of	current	previous
	beginning of	exchange	year's	years'		Balance at end
	year	rates	deliveries	deliveries	Deductions(1)	of year
(€ in millions)
Warranty and guarantee liabilities	139	(2)	52	17	(86)	120

(1)	Includes reversals of €20 million related to expired warranty and guarantee liabilities.

METSO

Notes to Consolidated Financial Statements — (Continued)

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

Note 23. Mortgages and contingent liabilities

     Mortgages and contingent liabilities consist of the following:

	As at December 31,
	2003	2004
	(€ in millions)
Mortgages on corporate debt	1	2

Other pledges and contingencies
Mortgages	2	2
Pledged assets	4	4
Guarantees on behalf of associated company obligations	—	—
Other guarantees	7	9

	13	15

Repurchase and other commitments	48	42

     The mortgage amount on corporate debt has been calculated as the amount of corresponding loans. The nominal value of the mortgages at December 31, 2004 was €0.2 million higher than the amount of the corresponding loans.

     Other guarantees include €6 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.

     The repurchase commitments, amounting to €20 million and €10 million for the years ended December 31, 2003 and 2004, respectively, represent engagements whereby Metso guarantees specified trade-in values for products sold to customers and third parties. The amounts in the above schedule comprise the agreed value in full of each repurchase commitment.

     Other commitments include €13 and €24 million of unfunded pension liabilities for foreign subsidiaries for the years ended December 31, 2003 and 2004, respectively.

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 24. Lawsuits and Claims

     Several lawsuits, including product liability suits in the United States, are pending against Metso Corporation. However, management does not believe that the outcome of these actions, individually or in the aggregate, will have a material adverse effect on Metso’s business, liquidity, results of operations or financial condition. The normal risks of legal disputes concerning deliveries cannot either be regarded as material in terms of Metso’s total business activities.

  Pending asbestos litigation

     As of December 31, 2004, there had been a total of 349 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 134 are still pending and 215 cases have been closed. Of the closed cases, 160 were dismissed and 55 were settled. For the 55 cases settled the average compensation has been USD 540 per case. The outcome of the still pending cases is not expected to materially deviate from the outcome of the previous claims. Hence, management believes that Metso has no material asbestos related liability in the United States.

  Pending environmental litigation

     Metso Minerals Industries Inc. has been named, together with a number of other parties, as a potentially responsible party (“PRP”) for the remediation of two Wisconsin landfills (Hunt and Muskego), which have been designated as superfund sites under CERCLA. As a PRP, Metso Minerals Industries Inc. is jointly and severally liable for the clean-up costs of such sites. With respect to Hunt landfill site, Metso Minerals Industries Inc., together with the other named PRPs, has entered into a consent decree with the U.S. government pursuant to which Metso Minerals and such other parties have agreed to cover the clean-up costs of the Hunt site, which had been estimated to be in the range of U.S.$13 million to U.S.$22 million. Metso Minerals Industries Inc. has a 6.3 percent share of the clean-up costs and is also covered by an indemnification agreement with a previous owner of Nordberg. Construction at the Hunt site was completed in 1996 and Metso Minerals has paid a total of approximately U.S.$0.4 million for the clean-up costs. Additional work at the Hunt site may be required at an estimated cost to Metso Minerals Industries, Inc. of approximately U.S.$0.2 million. Efforts are ongoing to contact appropriate regulatory agencies to determine the extent, if any, of additional work required. With respect to the Muskego site, there is an administrative order in place, with a total estimate of U.S.$15 million for design and clean-up costs, of which the share of the previous owner and Metso Minerals is expected to be at the level of the already paid U.S.$125,000. No activities at the Muskego site have occurred since 1996. Management estimates that Metso Minerals’ maximum remaining liability with respect to the Hunt and Muskego sites will not exceed the currently established reserve of U.S.$267,000, and that the reserve for the remediation costs of the two landfill sites will be sufficient for any remaining liability due to above reasons and the fact that no activity on these sites has occurred for several years.

     In furtherance of the planned closure and sale of the Metso Minerals’ Milwaukee, Wisconsin, manufacturing facility, a Phase II Environmental Assessment (“ESA”) was commenced in early 2004 and completed in April of that year. The ESA indicated the existence of soil and groundwater contamination at the facility, the existence of which was communicated to the Wisconsin Department of Natural Resources (“WDNR”) in May 2004. The WDNR notified Metso Minerals Industries Inc. by letter dated May 10, 2004 of its investigation and cleanup responsibilities under applicable law. In October 2004, Metso Minerals Industries Inc. entered into a contract with an environmental consulting and remediation firm to clean up the property for all identified matters in accordance with applicable law for a fixed price. Metso Minerals Industries Inc. also purchased environmental insurance consisting of remediation cost cap insurance in the amount of U.S.$3.3 million and a 10-year, U.S. $10 million in third party pollution legal liability coverage for unknown matters, subject to standard exclusions. The cost of the basic remediation of U.S.$1.1 million has been fully funded. The entire insurance premium of approximately U.S.$425,000 has also been paid by Metso Minerals Industries Inc. On January 31, 2005, this property was sold with the purchaser accepting assignment of the remediation contract, including the potential responsibility for any additional payments thereunder as well as Metso Minerals Industries Inc.’s insured status under the insurance policy. Formal assignment of the insurance policies is expected in the first quarter of this year. Notwithstanding assignment, Metso Minerals Industries Inc. will remain an additional insured party under the third party pollution legal liability portion of the insurance policy and shares the responsibility for up to one-half of the U.S.$250,000 deductible should there be any claims.

METSO

Notes to Consolidated Financial Statements — (Continued)

     As a result of the acquisition of Svedala, Metso Minerals has two sites with certain environmental concerns. The first is a former manufacturing site in Mt. Olive, New Jersey, which Svedala acquired in 1992. The company acquired by Svedala operated this site from 1955 to 1987. With the closing of manufacturing operations in 1987, the New Jersey Industrial Site Recovery Act triggered an environmental assessment. Both soil and groundwater contamination was identified. The source of most of the contamination was traced back to prior owners and operators of the property, which had been an industrial site since the early 1900s. All known contaminated soil has been removed and the State of New Jersey Department of Environmental Protection (“NJDEP”) has issued a “No Further Action” letter regarding the soil contamination. Metso Minerals has sold the site in Mt. Olive in December 2003. However, liabilities for ground water contamination issues were retained by Metso Minerals. In addition to the prior remediation activities at the site, Metso Minerals conducted a baseline ecological evaluation of the property as required by the NJDEP. The basic purpose of such evaluation was to determine whether site-related contamination presents a risk to or has impacted environmentally sensitive areas within or adjacent to the property. Such evaluation, together with a recommendation that no further ecological evaluation or testing be conducted at the site, was submitted to the NJDEP by an environmental consultant retained by Metso. There can be no assurance that the NJDEP agrees with such recommendation. However, taking into account (i) that Metso has purchased a pollution legal liability insurance policy for the site, which generally covers, subject to standard exclusions, clean-up costs, bodily injury and property damage for pre-existing and unknown pollution conditions, and (ii) that extensive prior remediation activities at the site have already been conducted, Metso does not anticipate any liability arising out of the final evaluation to be material. The estimated reserve required for the remediation measures relating to the ground water contamination and the completion of the baseline evaluation is U.S.$620,000.

     The second site with environmental concerns is a former manufacturing property in Danville, Pennsylvania. Both soil and groundwater are contaminated with oil from the manufacturing process. In conjunction with the state of Pennsylvania, an approved remediation plan has being developed. Some soil remediation has already been completed. Two additional areas of concern are being investigated and possibly remediated. An U.S.$1.2 million reserve is the best estimate of potential remediation costs at this time.

     Metso Minerals, through its Reedrill business that was divested on December 31, 2004, was earlier identified as a PRP in two CERCLA sites. At one of the sites, liability has been assumed by a predecessor company. Regarding the other site, Metso Minerals (Svedala) has responded in March 2000 to a request for information and identified predecessor companies as the potentially responsible parties. To date, no response by the U.S. Environmental Protection Agency (“EPA”) has been received.

     Metso Minerals Industries Inc. may become subject to remedial costs relating to an old industrial facility in Colorado Springs, Colorado, which was used in foundry and test laboratory operation. The site is for sale. Phase I level evaluations do not suggest any environmental conditions of any major concern. However, in mid-2004, an area of stained soil identified in the Phase I was evaluated and determined to be contaminated with hazardous materials and, thereafter, excavated and disposed of in accordance with applicable regulations. Additional Phase II level evaluations are likely depending on the requirements of potential purchasers. A reserve of approximately U.S.$420,000 exists to account for the anticipated Phase II costs and the purchase of environmental insurance.

     Since 1992, Metso Minerals Industries Inc. has been monitoring the groundwater at its Keokuk, Iowa facility after the removal of contaminated soil and pursuant to a plan of natural attenuation of affected groundwater, under the direction of the Iowa Department of Natural Resources (“IDNR”). In November 2004, the IDNR advised that monitoring requirements for most of the compounds being tested for were eliminated. However, IDNR also stated that there had been insufficient attenuation of certain chlorinated compounds and directed Metso Minerals Industries Inc. to prepare a work plan that would enhance the degradation of these compounds. Metso Minerals Industries Inc. accepted a bid for the investigation, delineation and preparation of a work plan. A reserve of U.S.$100,000 was established for estimated costs associated with near-term compliance with IDNR investigation requirements.

     In October 2004, the Kansas Department of Health and Environment (“KDHE”) advised Metso Minerals Industries Inc. that an alleged predecessor, McNally Pittsburg Manufacturing Corporation, had disposed of foundry sand at a location where the soil now contains lead and chromium. The KDHE has invited participation in a voluntary cleanup program, failing which administrative action will be taken. Metso Minerals Industries Inc. has retained local legal counsel to investigate the scope of potential liability, if any, and has reserved U.S. $100,000 for estimated legal fees and investigation costs.

METSO

Notes to Consolidated Financial Statements — (Continued)

     Metso Panelboard, part of the Metso Ventures business area, has previously owned a site with certain environmental concerns. The site, located in Belgium, was owned by Constructiewerkhuizen De Mets N.V., a company divested in 2001. Pursuant to the sale agreement, Metso is required to provide the purchaser with an environmental certificate by the Belgian authorities, to the effect that the soil at the site has not been contaminated. Consequently, a third party conducted environmental studies and assessed the site. The completed report of the results was sent to OVAM (Belgian environmental authority) for acceptance during the fall of 2004. The studies indicate that groundwater has been polluted by chlorinated hydrocarbons but that soil has not been polluted. The use of the chemicals in the groundwater ended at site in 1989. The precautionary measures to prevent the spreading of this historical pollution started in January 2005. A cleaning plan can be presented for acceptance to OVAM after the completed report has been accepted. In accordance with the conditions of the sale agreement, it has been estimated that Metso’s remaining responsibility for remediation costs will be limited to the currently established reserve of €0.8 million.

Note 25. Lease Contracts

     Metso leases offices, manufacturing and warehouse space under various non-cancellable leases. Certain contracts contain renewal options for various periods of time. As of December 31, 2004, the capitalized value of leased buildings and machines amounted to €27 million. The related debt, totaling €24 million, has been reported under other long-term debt for an amount of €20 million, the remaining portion being under current portion of long-term debt.

     Minimum annual rentals for operating and capital leases in effect at December 31, 2004 are as follows:

	Operating	Capital
	leases	leases
	(€ in millions)
Fiscal year
2005	40	4
2006	28	5
2007	21	4
2008	15	2
2009	12	2
2010 and later	26	6

Total minimum lease payments	142	23

     Total rental expense amounted to €41 million, €39 million and €42 million for the years ended December 31, 2002, 2003 and 2004, respectively.

  Future lease payments for empty premises

     Due to reorganization of production and sales activities, Metso has, from time to time, empty leased premises with non-cancellable rental engagements. A cost reserve for the remaining lease period is made when it is probable that economically realistic sub-lease or early termination arrangements cannot be negotiated. The cost accrual is based on discounted future lease payments. Metso has recognized an accrual for duplicate lease costs, and the remaining reserve amounted to €5 million and €4 million as of December 31, 2003 and 2004, respectively.

Note 26. Financial Instruments

  Foreign currency risk management

     Both the production and sales activities of Metso are geographically widely spread creating exposure to various currency risks, the main currencies being USD, EUR, SEK and CAD.

METSO

Notes to Consolidated Financial Statements — (Continued)

     Foreign exchange gains and losses, reported in the operating profit resulted in a net loss of €3 million in 2002 and a net gain of €1 million in 2003 and a net gain of €9 million in 2004.

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

  Foreign currency denominated equity

     Metso hedges its USD, SEK and, to some extent, CAD denominated net investments to reduce the effect of exchange rate fluctuations. As of December 31, 2004, the hedging instruments were foreign currency loans and forward exchange contracts. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation. The forwards are designated as hedges of net investments at inception and their effectiveness is measured quarterly. The interest component of forwards is fair valued and the change in fair value is recognized in the income statement.

  Foreign currency denominated loans

     Metso has made medium-term, mainly USD denominated, loans to its foreign subsidiaries. The resulting currency risk has been hedged with cross-currency swaps and forward exchange contracts.

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

  Interest rate management

     Metso uses both interest rate and cross-currency swaps and interest rate futures contracts to mitigate the risks arising from interest bearing receivables and debt. The notional amount of interest rate swaps outstanding at December 31, 2003 and 2004 was €60 million and €188 million, respectively. The notional amount of interest rate futures contracts at December 31, 2003 and 2004 amounted to €15 million and €10 million, respectively. The interest rate risk is measured using sensitivity analysis and controlled by the Corporate Treasury.

  Commodity risks

     In 2003, Metso extended its risk management policy to include the volatility in electricity prices and authorized its affiliates located in Finland, together with the Corporate Treasury, to enter into electricity forward contracts. The commodity risk is measured using sensitivity analysis.

METSO

Notes to Consolidated Financial Statements — (Continued)

     The utilization of financial derivatives (expressed as notional amounts) is divided as follows:

	At December 31,
	2003	2004
	(€ in millions)
Trade flow related currency derivatives
Fair valued derivatives	654	275
Ear-marked with underlying item	3	234
Foreign currency denominated equity	481	445
Foreign currency denominated loans	84	75
Short-term funding and liquidity management	405	421
Currency risk management	71	421
Interest risk management	75	198

Total notional amount of derivative instruments	1,773	2,069

     The following table presents the notional amounts, carrying amounts and fair values of derivative financial instruments:

	At December 31,
	2003			2004
	Notional	Carrying	Fair	Notional	Carrying	Fair
	Amount	Amount	Value	Amount	Amount	Value
	(€ in millions)			(€ in millions)
Forward exchange contracts	1,567	20	36	1,770	3	18
Cross-currency swaps	3	0	0	2	0	0
Currency swaps	81	(1)	(2)	73	(8)	(8)
Interest rate swaps	60	(1)	0	188	(1)	(4)
Interest rate futures contracts	15	0	0	10	0	0
Option agreements
Bought	13	0	0	10	0	0
Sold	34	(1)	(1)	16	0	0

Electricity forward contracts(1)	344	0	(1)	329	0	(1)

(1)	Notional amount GWh

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

METSO

Notes to Consolidated Financial Statements — (Continued)

     At December 31, 2004, the maturities of the financial derivatives are as follows (expressed as notional amounts):

					2009
	2005	2006	2007	2008	and after
	(€ in millions)
Forward exchange contracts	1,659	73	38	—	—
Cross-currency swaps	—	—	2	—	—
Currency swaps	7	—	64	2	—
Interest rate swaps	—	40	—	—	148
Interest rate futures contracts	10	—	—	—	—
Option agreements
Bought	10	—	—	—	—
Sold	16	—	—	—	—

Electricity forward contracts(1)	188	105	36	—	—

(1)	Notional amount GWh

  Fair value of financial instruments

     U.S. FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments,” requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. Metso has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time to estimate the fair value of the Group’s financial instruments at December 31, 2003 and 2004. For certain instruments, including cash and cash equivalents, accounts payable, accruals and short-term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities and long-term investments. Other techniques, such as estimated discounted cash flows or replacement cost have been used to determine fair value for the remaining financial instruments.

	Year ended December 31,
	2003		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(€ in millions)		(€ in millions)
Assets
Shareholdings and other securities (excluding shares in associated companies)	29	35	10	12
Own shares	1	1	1	1
Loan and other receivables, long-term	37	37	54	54
Accounts receivable, long-term	2	2	7	7
Other interest bearing long-term investments	10	10	4	4
Accounts receivable, short-term	719	719	651	651
Loans receivable, short-term	5	5	5	5
Short-term investments	7	7	4	4
Cash and cash equivalents	130	130	419	419

Liabilities
Bonds	695	731	746	774
Loans from financial institutions	183	187	107	109
Loans from pension institutions	29	29	5	5
Other long-term debt	50	50	62	62
Current portion of long-term loans	17	17	19	19
Other interest bearing short-term debt	295	295	31	31

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 27. Concentrations of Credit Risk

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

Note 28. Principal Subsidiaries

Listed below are the principal subsidiaries of Metso Corporation:

		Percentage
	Country	of Ownership
Metso Paper
Metso Paper Oy	Finland	100.0
Metso Paper USA Inc.	United States	100.0
Metso Paper Sundsvall AB	Sweden	100.0
Metso Paper Valkeakoski Oy	Finland	100.0
Metso Paper Ltd	Canada	100.0
Metso Paper Pori Oy	Finland	100.0

Metso Minerals
Metso Minerals Industries Inc.	United States	100.0
Metso Minerals (Tampere) Oy	Finland	100.0
Metso Minerals (France) S.A.	France	100.0
Metso Minerals (Australia) Ltd	Australia	100.0
Metso Brazil Indústria e Comércio Ltda	Brazil	100.0

Metso Automation
Metso Automation Oy	Finland	100.0
Metso Automation USA Inc.	United States	100.0

Metso Ventures
Metso Drives Oy	Finland	100.0

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 29. Business and Geographic Information

     Metso’s reportable segments are comprised of strategic business areas that offer different products and services. They are further divided into subsegments or business groups. Each business area is managed separately because each segment requires different technology and marketing strategies. At December 31, 2004, the main reportable segments are Metso Paper, Metso Minerals, Metso Automation and Metso Ventures.

     Metso Paper: Metso Paper develops, designs and manufactures pulp and paper industry machinery and equipment, complete production lines for pulp and papermaking, and machinery and equipment for the packing and converting industries. In November 2002, Metso announced a formal plan to dispose of its Converting equipment business. The business was sold to the Swiss company, Bobst Group SA, on January 30, 2004. In the following segment schedules, Converting equipment is presented separate from Metso Paper under Discontinued Operations.

     Metso Minerals. Metso Minerals covers the production and marketing of rock and mineral processing solutions for quarries, mines and civil engineering contractors and also production and marketing of metal recycling equipment. On June 30, 2004, the compaction and paving group (Dynapac) was sold to the Nordic private equity investor, Altor. In the following segment schedules, Dynapac is presented separate from Metso Minerals under Discontinued Operations. On December 31, 2004, the Reedrill rock drilling equipment business was sold to an U.S. company, Terex Corporation, and in the following segment schedules it has been transferred from Metso Minerals to Discontinued Operations.

     Metso Automation. Metso Automation develops, designs and supplies application networks and systems and field solutions for automation and information management in the process industry.

     Metso Ventures: In October 2003, the foundry operations in Finland and Sweden, formerly part of Metso Paper and of Metso Minerals, were transferred to the Metso Ventures business area and all prior year data has been restated to conform to the new structure. The other subsegments of Metso Ventures are Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. Metso Ventures covers gears for industries, machinery and equipment for manufacturing panelboards, and assembly of specialty cars.

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

     Information about Metso’s reportable segments as of and for the years ended December 31, 2002, 2003 and 2004 is shown in the following tables.

METSO

Notes to Consolidated Financial Statements — (Continued)

Net sales by business area

     Net sales by business area for the three years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	1,778	1,651	1,559
Metso Minerals	1,406	1,253	1,343
Metso Automation	622	531	535
Metso Ventures	446	370	387
Intra Metso net sales	(119)	(122)	(115)

Continuing operations	4,133	3,683	3,709
Discontinued Operations	558	567	267

Metso total	4,691	4,250	3,976

Operating profit (loss), nonrecurring items and amortization of goodwill by business area

     Operating profit (loss) before nonrecurring operating items and amortization of goodwill by business area for the three years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	129	69	37
Metso Minerals	74	48	100
Metso Automation	22	32	58
Metso Ventures	29	(3)	(6)
Corporate Office and other	(32)	(36)	(29)

Continuing operations	222	110	160
Discontinued Operations	29	23	13

Metso total	251	133	173

     Nonrecurring operating items by business area for the three years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	(6)	(36)	(19)
Metso Minerals	(13)	(65)	5
Metso Automation	(3)	(1)	(1)
Metso Ventures	(7)	(5)	1
Corporate Office and other	7	2	7

Continuing operations	(22)	(105)	(7)
Discontinued Operations	(5)	(1)	(18)

Metso total	(27)	(106)	(25)

METSO

Notes to Consolidated Financial Statements — (Continued)

     Amortization of goodwill by business area for the three years ended December 31, 2002, 2003 and 2004 is as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	(8)	(8)	(7)
Metso Minerals	(33)	(29)	(21)
Metso Automation	(3)	(3)	(4)
Metso Ventures	(2)	(1)	(2)
Corporate Office and other	—	—	—

Continuing operations	(46)	(41)	(34)
Discontinued Operations	(11)	(10)	(3)

Metso total	(57)	(51)	(37)

     Operating profit (loss) by business area for the three years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003		2004
	(€ in millions)
Metso Paper	115	25		11
Metso Minerals	28	(189	)(1)	84
Metso Automation	16	28		53
Metso Ventures	20	(9)		(7)
Corporate Office and other	(25)	(34)		(22)

Continuing operations	154	(179)		119
Discontinued Operations	13	(50	)(1)	(8)

Metso total	167	(229)		111

(1)	The operating losses of Metso Minerals and Discontinued Operations include a goodwill impairment charge of €205 million recorded in September 2003.

Capital employed by business area

Capital employed by business area as of December 31, 2002, 2003 and 2004 is as follows:

	At December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	498	538	356
Metso Minerals	996	741	729
Metso Automation	207	150	136
Metso Ventures	172	160	126
Corporate Office and other	417	340	682

Continuing operations	2,290	1,929	2,029
Discontinued Operations	452	370	—

Metso total	2,742	2,299	2,029

METSO

Notes to Consolidated Financial Statements — (Continued)

Gross capital expenditures by business area

     Gross capital expenditures (including business acquisitions) by business area for the three years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	72	54	33
Metso Minerals	39	27	24
Metso Automation	13	8	6
Metso Ventures	40	24	18
Corporate Office and other	18	5	14

Continuing operations	182	118	95
Discontinued Operations	12	12	4

Metso total	194	130	99

Depreciation and amortization by business area

     Depreciation and amortization by business area for the three years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	62	60	60
Metso Minerals	72	62	47
Metso Automation	18	15	14
Metso Ventures	22	22	21
Corporate Office and other	3	4	4

Continuing operations	177	163	146
Discontinued Operations	20	20	9

Metso total	197	183	155

METSO

Notes to Consolidated Financial Statements — (Continued)

Orders received by business area

     Orders received by business area for the three years ended December 31, 2002, 2003 and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	1,611	1,710	1,726
Metso Minerals	1,437	1,213	1,566
Metso Automation	643	531	570
Metso Ventures	468	398	361
Intra Metso orders received	(120)	(121)	(113)

Continuing operations	4,039	3,731	4,110
Discontinued Operations	607	525	264

Metso total	4,646	4,256	4,374

Order backlog by business area

     Order backlog by business area as of December 31, 2002, 2003 and 2004 is as follows:

	At December 31,
	2002	2003	2004
	(€ in millions)
Metso Paper	735	784	946
Metso Minerals	413	347	560
Metso Automation	185	145	176
Metso Ventures	154	175	118
Intra Metso order backlog	(55)	(55)	(55)

Continuing operations	1,432	1,396	1,745
Discontinued Operations	157	109	—

Metso total	1,589	1,505	1,745

METSO

Notes to Consolidated Financial Statements — (Continued)

     Information about Metso’s operations in different geographical areas as at and for the years ended December 31, 2002, 2003 and 2004 is as follows:

     Net sales to unaffiliated customers by destination:

		Other	Other				Rest
		Nordic	European	North	South	Asia-	of the		Metso
Year	Finland	Countries	Countries	America	America	Pacific	World	Eliminations	Total
	(€ in millions)
2002	382	453	1,363	1,199	417	652	225	—	4,691
2003	357	310	1,272	989	264	824	234	—	4,250
2004	332	337	1,017	837	298	909	246	—	3,976

     In 2004, 20 percent of net sales was recognized under the percentage of completion method. The percentage was highest in the Metso Paper business area, where it accounted for 40 percent of net sales.

     Metso’s exports, including sales to unaffiliated customers and intragroup sales from Finland, by destination for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Other	Other				Rest of
	Nordic	European	North	South	Asia-	The
Year	Countries	Countries	America	America	Pacific	World	Total
	(€ in millions)
2002	297	567	183	137	248	21	1,453
2003	195	523	209	38	372	15	1,352
2004	210	420	141	75	526	23	1,395

     Fixed assets and financial assets by location as of December 31, 2002, 2003 and 2004 are as follows:

		Other	Other				Rest
		Nordic	European	North	South	Asia-	of the		Metso
Year	Finland	Countries	Countries	America	America	Pacific	World	Eliminations	Total
	(€ in millions)
2002	514	935	108	357	24	57	10	—	2,005
2003	504	746	96	233	23	52	10	—	1,664
2004	481	499	47	190	25	45	9	—	1,296

     Fixed and financial assets include goodwill, other intangible assets, tangible assets, shares and other long-term interest bearing and non-interest bearing receivables.

     Gross capital expenditure (excluding business acquisitions) by region for the years ended December 31, 2002, 2003 and 2004 are as follows:

		Other	Other				Rest
		Nordic	European	North	South	Asia-	of the		Metso
Year	Finland	Countries	Countries	America	America	Pacific	World	Eliminations	Total
	(€ in millions)
2002	119	23	23	14	5	8	1	—	193
2003	70	15	19	10	5	7	2	—	128
2004	54	10	11	9	8	4	1	—	97

METSO

Notes to Consolidated Financial Statements — (Continued)

Note 30. Differences between Generally Accepted Accounting Principles in Finland and the United States

     Metso’s consolidated financial statements are prepared in accordance with Finnish GAAP, which differ in certain respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between Finnish GAAP and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income (loss) and total shareholders’ equity as of and for the periods indicated. The financial statements in accordance with U.S. GAAP have been restated for 2002 and 2003. See Notes 30 d) and q) for additional information related to these restatements. As detailed further below, the significant business combination of Valmet and Rauma is accounted for as the pooling of interests under Finnish GAAP, but is accounted for using the purchase method under U.S. GAAP. This difference impacts the valuation of a number of financial statement accounts at the date of the combination. For presentation purposes in the following reconciliation, the “Business combination, net” item solely includes the impact of differences that arose using the purchase method under U.S. GAAP. The other items reflect the post-combination differences between Finnish GAAP and U.S. GAAP. Certain amounts have been reclassified to conform to the current year presentation.

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
	(restated)	(restated)
Reconciliation of net income
Net income in accordance with Finnish GAAP	65	(258)	69
U.S. GAAP adjustments:
a) Business combination, net	(8)	(6)	(19)
b) Purchase accounting, net	(21)	(6)	(5)
c) Amortization of goodwill	52	47	34
d) Impairment of goodwill	—	(30)	—
e) Impairment of brand names	—	(13)	—
f) Fair value of financial derivatives	35	(24)	3
g) Pension surplus refund	2	1	—
h) Employee benefit plans	(4)	(2)	(15)
i) Restructuring costs	(5)	30	(31)
j) Written put option on subsidiary shares	—	(5)	5
l) Net investment hedge	7	(4)	1
m) Repurchase commitments	—	(3)	2
p) Fees on bond exchange	—	—	(2)
q) Valuation allowances for deferred tax assets	(91)	28	1
r) Discontinued Operations	—	2	(44)
Deferred tax effect of U.S. GAAP adjustments	(10)	8	3

Net income (loss) in accordance with U.S. GAAP	22	(235)	2

Income (loss) from continuing operations	3	(196)	66
Discontinued Operations:
Income (loss) from Discontinued Operations, net of income tax expense of €2 million, tax benefit of €2 million and tax expense of €4 million, respectively	19	(39)	8
(Loss) on disposal of Discontinued Operations, net of income tax expense of €9	—	—	(72)

Net income (loss) on Discontinued Operations	19	(39)	(64)

Net income (loss) in accordance with U.S. GAAP	22	(235)	2

Basic and diluted earnings (loss) per share:
Continuing operations	0.02	(1.44)	0.48
Discontinued Operations	0.14	(0.29)	(0.47)
Total basic and diluted earnings (loss) per share	0.16	(1.73)	0.01
Weighted average number of common shares outstanding under U.S. GAAP (in thousands):
Basic	136,190	136,190	136,190
Diluted	136,190	136,190	136,192

METSO

Notes to Consolidated Financial Statements — (Continued)

	As of December 31,
	2003	2004
	(€ in millions)
	(restated)
Reconciliation of shareholders' equity
Shareholders’ equity in accordance with Finnish GAAP	1,024	1,052
U.S. GAAP adjustments:
a) Business combination, net	75	55
b) Purchase accounting, net	(41)	(47)
c) Amortization of goodwill	110	116
d) Impairment of goodwill	(30)	(44)
e) Impairment of brand names	(13)	—
f) Fair value of financial derivatives	3	2
g) Pension surplus refund	(0)	—
h) Employee benefit plans	(52)	(77)
i) Restructuring costs	30	(1)
j) Written put option on subsidiary shares	(5)	—
k) Investments	6	2
m) Repurchase commitments	(3)	0
n) Treasury stock	(1)	(1)
o) Translation difference	(72)	(56)
p) Fees for bond exchange	—	(2)
q) Valuation allowances for deferred tax assets	(48)	(42)
r) Discontinued Operations	2	—
Deferred tax effect of U.S. GAAP adjustments	13	21

Shareholders’ equity in accordance with U.S. GAAP	998	978

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

     The impact of the adjustments on the reconciliation of net income and of the shareholders’ equity is as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Net income
Amortization of goodwill	5	4	3
Impairment of goodwill	—	11	—
Depreciation of buildings and structures	(3)	(3)	(6)
Depreciation of other tangible assets	(10)	(9)	(19)
Write down of fixed assets	—	(11)	(10)
Disposal of fixed assets	(5)	(6)	3
Deferred taxes	5	8	10

Total	(8)	(6)	(19)

METSO

Notes to Consolidated Financial Statements — (Continued)

	As of December 31,
	2003	2004
	(€ in millions)
Shareholders’ equity
Historical goodwill of Rauma	(19)	(13)
Land and water areas	1	1
Buildings and structures	83	67
Machinery and equipment	91	72
Employee benefits	(33)	(33)
Current liabilities	(12)	(12)
Deferred taxes	(36)	(27)

Total	75	55

     The following table presents the change in U.S. GAAP purchase accounting adjustments for the years ended December 31, 2003 and December 31, 2004, respectively:

	Opening		Accumulated	Closing
	balance	Decreases	amortization	balance
	(€ in millions)
Year 2003:
Land and water areas	2	(1)	—	1
Buildings	96	(4)	(9)	83
Machinery and equipment	155	(29)	(35)	91

Total	253	(34)	(44)	175

Year 2004:
Land and water areas	1	—	—	1
Buildings	92	(10)	(15)	67
Machinery and equipment	126	—	(54)	72

Total	219	(10)	(69)	140

     In the year ended December 31, 2004, Metso reviewed the remaining economic life of certain fixed assets, which were acquired in the business combination in 1999. Because of the accelerated of changes in the production technology and of Metso’s refocus from its own production to higher reliance on outsourced production, the remaining economic life for buildings has been reduced from 30 years down to a maximum of 15 years, and that of other tangible assets down to 5 years.

METSO

Notes to Consolidated Financial Statements — (Continued)

b) Purchase accounting, net

     During the year ended December 31, 2001, Metso acquired Svedala Industri AB, a Swedish industrial group. The following table reflects the U.S. GAAP purchase accounting adjustments:

€ in millions
(restated)
Goodwill	711
Land and buildings	34
Other tangible assets	15
Patents	7
Trademarks	58
Customer value	67
Order backlog	30
Inventories	10
Liability for pensions under FAS87 and FAS106	(28)
Deferred taxation on the above adjustments	(56)

Excess of purchase consideration over the net assets acquired	848

     The following table presents the change in U.S. GAAP purchase accounting adjustments, excluding goodwill, during the financial year 2004:

	Purchase				Purchase
	accounting				accounting
	adjustments at	Decreases/	Accumulated	Translation	adjustments at
	beginning of year	Increases	amortization	differences	end of year
	(€ in millions)
	(restated)
Brand names(1)	39	(29)	—	4	14
Customer value	63	(6)	(30)	0	27
Patents(1)	7	(0)	(2)	(1)	4
Land and water areas(1)	11	(1)	—	0	10
Buildings(1)	17	(6)	(2)	0	9
Other tangible assets(1)	14	(5)	(4)	0	5
Liability for pensions under FAS87 and FAS 106	(28)	(0)	—	—	(28)
Deferred taxes	(36)	14	11	(1)	(12)

Total	87	(33)	(27)	2	29

(1)	In the year of acquisition, Metso recorded following purchase accounting adjustments under Finnish GAAP (as gross values): €58 million for brands, €7 million for patents, €13 million for land and water areas, €21 million for buildings and €15 million for other tangible assets.

     The amortization periods of assets assigned from the excess of purchase consideration are:

Buildings	20 years
Other tangible assets	8 years
Patents	Average of 9 years and 5 months
Customer value	From 40 months to 80 months depending on the type of customer group
Order backlog and inventory	Average of 15 months

METSO

Notes to Consolidated Financial Statements — (Continued)

     The impact of these adjustments on the reconciliation of net income and shareholders’ equity, excluding the impact of result on Discontinued Operations, translation difference and impairment loss on intangible assets, between Finnish GAAP and U.S. GAAP for the Svedala acquisition are as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Difference between net income under Finnish GAAP and U.S. GAAP
Reversal of amortization of brand names	4	3	2
Amortization of customer value under U.S. GAAP	(11)	(11)	(10)
Difference between amortization of other intangible assets	0	0	0
Difference between depreciation of tangible assets	1	—	0
Amortization of order backlog under U.S. GAAP	(16)	—	—
Inventory: amortization of difference between the fair value and net book value under U.S. GAAP	(8)	—	—
Deferred taxes	9	2	3

Total difference between net income for continuing operations under Finnish GAAP and U.S. GAAP	(21)	(6)	(5)

Effect of disposals to the cumulative difference in shareholders’ equity	—	—	(1)

Difference of cumulative effect on shareholders’ equity between Finnish GAAP and U.S. GAAP after disposals	(35)	(41)	(47)

c) Amortization of goodwill

     Under Finnish GAAP, goodwill is amortized over its estimated useful life. Under U.S. GAAP, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization.

     For the years ended December 31, 2002, 2003 and 2004, respectively, the impact on net income between Finnish and U.S. GAAP is as follows:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Difference between net income under Finnish GAAP and U.S. GAAP
Goodwill amortization under Finnish GAAP	57	51	37
Amortization of goodwill existing in Rauma prior to the merger of Valmet and Rauma in 1999, adjusted in Note a)	(5)	(4)	(3)

Remaining U.S. GAAP net income adjustment.	52	47	34

     In the year ended December 31, 2004, €28 million of goodwill amortization, reversed under U.S. GAAP related to disposed businesses.

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

METSO

Notes to Consolidated Financial Statements — (Continued)

cash flows. Comparison methods (e.g., peer comparables) and other estimation techniques are used to verify the reasonableness of the fair values derived from the discounted cash flow assessments.

     Upon adoption of SFAS 142 as of January 1, 2002, Metso completed the transitional impairment test and concluded that there was no impairment of goodwill or identifiable intangibles with indefinite lives. Metso also completed this annual impairment test as of September 30, 2002 and no impairment in the carrying value was recorded as a result of those tests. In 2003, as a result of tightened competition, reduced demand in certain market areas and the development of exchange rates, especially the impact of the weakened U.S. Dollar, the operating profits of Metso Minerals operations were lower than expected. As of September 30, 2003, upon completion of the first step of the annual impairment assessment, based on updated forecasted plans approved by the Board of Directors, it was determined that a potential risk of impairment existed, since the carrying values exceeded the fair values of certain Metso Minerals’ reporting units. The second step of the impairment test compared the implied fair value of these reporting units’ goodwill to the corresponding carrying value of goodwill. The outcome of the second step was that the carrying value of goodwill of such reporting units exceeded the implied fair value of the goodwill by €224 million (as restated, see below). Accordingly, an impairment loss of this amount was recognized.

     Concurrently, Metso performed an impairment assessment of its goodwill under Finnish GAAP, which resulted in an impairment loss of €205 million, see Note 11. The difference in the amount of the goodwill impairment under Finnish GAAP versus U.S. GAAP, adjusted for goodwill reversed in the business combination under U.S.GAAP, has been reported in the reconciliation of income statement and shareholders’ equity of Note 30. The business combination has been explained in Note 30 a).

     Metso’s 2002 and 2003 U.S. GAAP accounts have been restated to reflect the impact of adjustments made to pension liabilities recorded in conjunction with the acquisition in 2001. In order to correctly record this pension liability in accordance with U.S. GAAP, the balance sheet at the time of acquisition would have reflected an additional pension liability and a corresponding increase to goodwill, net of the tax impact of the additional pension liability. After consideration of this additional goodwill, the impairment charge under U.S. GAAP in 2003 would have been increased as a result of this additional goodwill. As a result, the income statement under U.S. GAAP reflects an additional impairment loss of €18 million in 2003 (€0.13 additional loss per share).

     In the year ended December 31, 2004, Metso performed its annual impairment test and concluded that there were no indications of impairment.

     An analysis of goodwill by reporting segment under U.S. GAAP, as restated is given below:

	Paper	Automation	Minerals	Ventures	Discontinued	Total
	(€ in millions)
2003:
As of January 1, 2003	84	25	512	16	190	827
Translation difference	(11)	(1)	(18)	0	(6)	(36)
Increases	—	—	—	—	—	—
Impairment	—	—	(175)	—	(49)	(224)
Decreases	—	—	—	—	—	—

As of December 31, 2003	73	24	319	16	135	567

2004:
Translation difference	(3)	(1)	(6)	1	—	(9)
Increases	1	0	—	—	—	1
Decreases	—	(0)	(4)	—	(135)	(139)

As of December 31, 2004	71	23	309	17	—	420

METSO

Notes to Consolidated Financial Statements — (Continued)

     An analysis of identifiable intangible assets under U.S. GAAP is given below:

					Other
	Brand		Customer	Order	intangible
	Names		Value	Backlog	assets	Total
			(€ in millions)
2003:
As of January 1, 2003	55		64	30	133	282
Translation difference	(3)		(1)	—	(3)	(7)
Additions	—		—	—	39	39
Decreases	(13	)(1)	—	—	(3)	(16)
Accumulated amortization expense	—		(24)	(30)	(84)	(138)

As of December 31, 2003	39		39	—	82 (2)	160

2004:
As of January 1, 2004	39		63	—	166	268
Translation difference	4		(0)	—	(1)	3
Additions	—		—	—	25	25
Decreases	(29)		(6)	—	(32)	(67)
Accumulated amortization expense	—		(30)	—	(80)	(110)

As of December 31, 2004	14		27	—	78 (2)	119

(1)	Impairment loss on brand names (see adjustment e) impairment of brand names).

(2)	Includes patents and licenses for a net book value of €32 million and €39 million for the years ended December 31, 2003 and December 31, 2004, respectively

     Brand names have been designated as intangible assets with an indefinite life under U.S. GAAP and as such, have not been amortized. Under Finnish GAAP, brands continue to be amortized, for the reversal of amortization cost, see note b) on purchase accounting.

     For the year ended December 31, 2004, the amortization expense of the other identifiable intangible assets subject to amortization was €22 million. The amortization expense is expected to be €22 million, €22 million, €22 million, €17 million and €13 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

e) Impairment of brand names

     Under Finnish GAAP, brand names are amortized based on their estimated economic life. Their carrying value is tested for impairment when there are indications that the income generating capacity of the brand name has been reduced due to internal or external factors. Under Metso’s impairment principles, if a reporting unit, subject to impairment testing, carries both goodwill and intangible assets on its balance sheet, any impairment loss is primarily offset against the goodwill. If the impairment loss exceeds the carrying value of goodwill, the excess will be written off against other intangible assets.

     Under U.S. GAAP, certain intangible assets, such as brand names, are considered to have an indefinite life and therefore are not amortized. Their carrying value is tested annually for impairment either separately or together with goodwill. In the second phase of the goodwill impairment assessment, in order to arrive at the implied fair value of the goodwill, the company has to calculate the fair values of the assets and liabilities related to the reporting unit subject to testing. Should the carrying value of an intangible asset with indefinite life exceed its implied fair value calculated for the second phase, as was the case in 2003, in the impairment assessment of one of Metso Minerals’ reporting unit, the excess would be recognized as an impairment loss. In 2003, as a result of the second phase test, Metso recognized an impairment loss of €13 million on brand names. The implied fair value of the brand names was evaluated through the relief from royalty method.

     In the year ended December 31, 2004, Metso performed its annual impairment test and concluded that there were no indications of impairment.

METSO

Notes to Consolidated Financial Statements — (Continued)

f) Fair value of financial derivatives

     Under U.S. GAAP, all derivative financial instruments are recognized on the balance sheet at fair value with changes in fair values recognized through earnings unless strict hedge accounting criteria for cash flow hedges or hedges of net investments have been met. In addition, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires the Company to bifurcate certain hybrid contracts (i.e. contracts with embedded derivatives) and to fair value the derivative components through earnings.

     Metso enters into forward exchange contracts to manage its foreign exchange exposure related to firm commitments and anticipated revenues net of expenses denominated in foreign currencies other than the functional currencies. As permitted under Finnish GAAP, Metso has deferred the unrealized gains and losses (balance sheet date fair values) on such hedges until the underlying transaction has been recorded in the financial statements. Under U.S. GAAP, as Metso has not met the SFAS No. 133 hedge accounting criteria, such unrealized gains and losses must be included in the determination of net income, resulting in a U.S. GAAP income adjustment of €33 million, €(10) million and €(1) million for the years ended December 31, 2002, 2003 and 2004, respectively.

     Metso has entered into long-term swap contracts to hedge its interest rate exposure. Under Finnish GAAP, the Company accounts for the swap contracts using the accrual method. Under U.S. GAAP, swap contracts are fair valued and changes in fair values must be included in the determination of net income resulting in a U.S. GAAP income adjustment of €3 million €0 million and €(3) million for the years ended December 31, 2002, 2003 and 2004, respectively.

     Under Finnish GAAP, the Company is not required to bifurcate and fair value foreign currency embedded derivatives included in firm commitments. Under U.S. GAAP, firm commitments, in which the currency is not the functional currency of either counter-party, must be fair valued on the balance sheet with changes in fair values recorded through earnings. The recording of embedded derivatives, at fair values, in Metso’s U.S. GAAP net income amounted to €(1) million, €(13) million and €3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

     In 2003, Metso extended its risk management policy to include commodity forwards. Their designation and effectiveness testing do not meet hedge accounting criteria under U.S. GAAP and the changes in fair value are recognized through earnings. Their effect to Metso’s U.S. GAAP net income was €(1) and €(0) million for the year ended December 31, 2003 and 2004, respectively.

     The combined effect of these adjustments in Metso’s U.S. GAAP net income and shareholders’ equity for the years ended December 31, 2002, 2003 and 2004, respectively, is as follows:

	Gross	Tax	Net
	(€ in millions)
Balance sheet difference as at January 1, 2002	(8)	2	(6)
Changes in fair values recognized through 2002 U.S. GAAP earnings	35	(10)	25

Balance sheet difference as at December 31, 2002	27	(8)	19
Changes in fair values recognized through 2003 U.S. GAAP earnings	(24)	7	(17)

Balance sheet difference as at December 31, 2003	3	(1)	2

Changes in fair values recognized through 2004 U.S. GAAP earnings:
Continuing operations	3	(1)	2
Discontinued Operations	(4)	1	(3)

Balance sheet difference as at December 31, 2004	2	(1)	1

METSO

Notes to Consolidated Financial Statements — (Continued)

     Under Finnish GAAP, Metso applies hedge accounting and records the realized gains and losses on hedging instruments to the same income statement line item and cash flow statement line item as the underlying hedge transaction is recorded. Under U.S. GAAP, the following adjustments would be made to the income statement line items for the years ended December 31, 2002, 2003 and 2004, respectively:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Operating profit	(74)	(56)	3
Financial income and expenses	109	32	(0)
Income taxes	(10)	7	(1)
Discontinued Operations	—	—	(3)

Net income	25	(17)	(1)

g) Pension surplus refund

     During 2000, Metso received a surplus refund amounting to €14 million before taxes from the Swedish pension insurer Alecta (SPP). The refund was received partly in cash with the remaining portion of the total amount mainly utilizable against future pension premiums. Under Finnish GAAP, the total surplus refund was recognized in income in 2000.

     Under U.S. GAAP, only the portion reimbursed in cash can be recognized in income. As at December 31, 2001, Metso had received, of the total refund, €11 million in cash. In consecutive years, the cash payments have amounted to €2 million and €1 million before taxes for the years ended December 31 2002 and 2003, respectively. As of December 31, 2004, the total refund has been received or utilized against premiums settling the difference between Finnish and US GAAP from previous years.

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

     The companies within Metso have various pension schemes pursuant to local conditions and practices of the countries in which they operate. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and the final salary with Metso, and are usually coordinated with local national pensions. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso also maintains some multiemployer pension arrangements, insured plans and defined contribution pension arrangements. Contributions to these plans amounted to approximately €75 million, €67 million, and €84 million for years ended December 31, 2002, 2003, and 2004, respectively.

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

METSO

Notes to Consolidated Financial Statements — (Continued)

     For its noninsured, employer-sponsored defined benefit pension schemes, net periodic benefit cost included in Metso’s net profit (loss) for the years ended December 31, 2002, 2003 and 2004, calculated in accordance with U.S. GAAP, includes the following components for companies subject to SFAS No. 87 and 106 recalculation:

				Pension and post-retirement
	Pension benefits, domestic			benefits, foreign
	2002	2003	2004	2002	2003	2004
	(€ in millions)			(€ in millions)
Service cost	16	14	9	10	8	6
Interest cost	6	6	6	22	20	19
Expected return on plan assets	—	—	(0)	(15)	(12)	(13)
Net amortization	2	0	(1)	1	2	2
Employee contributions	—	—	—	—	—	—

Net periodic benefit cost	24	20	14	18	18	14

Special adjustments:
SFAS No. 88 events	—	—	—	—	1	(11)
Other adjustment	—	—	4	1	3	7

Grand total net periodic benefit cost	24	20	18	19	22	10

     The following tables set forth the change in benefit obligation and the amounts, which would be recognized in Metso’s consolidated balance sheet in accordance with U.S. GAAP for the years ended December 31, 2003 and 2004:

			Pension and post-
	Pension benefits, domestic		retirement benefits, foreign
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	102	102	334	335
Service cost	14	9	8	6
Interest cost	6	6	20	19
SFAS No. 88 events	(3)	—	(4)	(12)
Participant contributions	—	—	1	1
Amendments	—	(7)	2	(1)
Special termination benefits	—	—	4	—
Increase in coverage	—	11	4	6
Acquisitions	—	—	—	0
Actuarial loss (gain)	(1)	(12)	22	14
Benefits paid	(16)	(5)	(21)	(20)
Currency effect	—	—	(35)	(13)

Benefit obligation at end of year	102	104	335	335

METSO

Notes to Consolidated Financial Statements — (Continued)

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Change in plan assets
Fair value of plan assets at beginning of year	—	0	167	167
Actuarial return on plan assets	—	1	21	16
Company contribution	16	7	22	13
FAS 88 events	—	—	—	—
Participant contribution	—	—	1	1
Other adjustment	—	—	—	(1)
Benefits paid	(16)	(5)	(21)	(20)
Increase in coverage	—	7	—	1
Currency effect	—	—	(23)	(8)

Fair value of plan assets at end of year	0	10	167	169

Funded status reconciliation
Funded status	(102)	(94)	(168)	(165)
Unrecognized transitional obligations (asset)	—	—	0	0
Unrecognized prior service cost	(6)	(12)	5	3
Unrecognized actuarial (gain) loss	15	1	41	45

Prepaid (accrued) benefit cost	(93)	(105)	(122)	(117)

     Under U.S. GAAP, an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent this amount is not covered by the net liability recognized in the balance sheet. For the years ended December 31, 2003 and 2004, an additional minimum liability of €25 million and €35 million was recognized, respectively.

     Amounts recognized in the statement of financial position consist of:

			Pension and post retirement
	Pension benefits, domestic		benefits, foreign
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Accrued employee benefit liability	(93)	(105)	(152)	(157)
Prepaid benefit cost	—	—	5	5
Intangible asset	—	—	5	4
Accumulated other comprehensive income	—	—	20	31

Net amount recognized	(93)	(105)	(122)	(117)

For plans where ABO exceeds assets:
ABO	71	81	238	260
PBO	102	97	258	311
Fair value of assets	—	4	131	143

     Weighted average assumptions used to determine the net periodic benefit cost for years ended December 31, 2003 and 2004 are as follows:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2003	2004	2003	2004
Discount rate	5.50%	5.25%	6.45%	6.02%
Expected return on plan assets	—	—	7.89%	8.04%
Rate of compensation increase	3.50%	3.00%	3.69%	3.55%

     The expected return on plan assets is set by reference to historical returns on the main asset classes, current market indicators such as long-term bond yields and the expected long-term strategic asset allocation of each plan.

METSO

Notes to Consolidated Financial Statements — (Continued)

     Weighted average assumptions used to determine the benefit obligations as of December 31 are as follows:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2003	2004	2003	2004
Discount rate	5.25%	5.00%	6.02%	5.71%
Rate of compensation increase	3.00%	3.22%	3.55%	3.68%

     An increase of one percentage point in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by €2 million at December 31, 2004. It would increase the sum of the service and interest cost by €0.2 million for 2004. A decrease of one percentage point in the assumed health care cost trend would decrease the accumulated postretirement benefit obligation by €2 million at December 31, 2004. It would decrease the sum of the service and interest cost by €0.2 million for 2004. The health care cost trend during the next four years is expected to fall from 9 percent to five percent.

     Following additional information, as required in accordance with SFAS 132 “Employers Disclosure about Pensions and Other Postretirement Benefits Revised”, which was issued in December 2003, applied to domestic plans in the year of issue and was extended to include foreign plans in 2004.

     In 2005, Metso expects to contribute €16 million in respect to the Finnish TEL system for the pension liability. At December 31, 2003 and 2004, the accumulated benefit obligation for domestic plans amounted to €71 million and €86 million, respectively.

     The weighted-average plan asset allocations were following as of the balance sheet date:

Asset category	2004
Equity securities	52%
Bonds	45%
Other	3%

     The asset allocation for each plan is determined locally in conjunction with investment and actuarial advice, with reference to the plan’s liability profile and any local statutory requirements. The current allocation of assets is in line with the target allocation of assets.

     The estimated future benefit payments, which reflect expected future service, as appropriate, are following:

	Pension
	plans	Other plans
	(€ in millions)
Year
2005	19	3
2006	19	3
2007	20	3
2008	20	3
2009	21	3
2010-2014	107	14

METSO

Notes to Consolidated Financial Statements — (Continued)

i) Restructuring costs

     Timing difference in recognition of restructuring costs under Finnish GAAP and U.S. GAAP in the year December 31, 2002

     Under Finnish GAAP, Metso recognized downsizing and restructuring costs of €36 million for the year ended December 31, 2001.

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

     Timing difference in recognition of restructuring costs under Finnish GAAP and U.S. GAAP in the year ended December 31, 2003

     In June 2003, Metso announced an efficiency improvement program affecting all business areas. The program was designed to cut overhead costs aiming to achieve substantial cost savings. For the year ended December 31, 2003, Metso recognized €103 million of expenses under the efficiency improvement plan in accordance with Finnish GAAP. The plan included streamlining of sales and administrative organizations and closing down plants to reduce excess production capacity in the United States and in Europe. The personnel cuts have resulted in a reduction of some 1,900 persons both through involuntary terminations and through disposals and outsourcing solutions. The realization of final measures under the plan is expected to cause a further reduction of 140 persons in 2005. The realized and planned costs have been presented in detail in Note 9.

     Under U.S. GAAP, a liability for a cost associated with an exit or disposal activity is measured at fair value and recognized when the liability is incurred. These costs include, but are not limited to, one-time benefits provided to current employees, who are involuntarily terminated and costs to terminate contracts, other than capital leases. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period whereas under Finnish GAAP, a provision for the full termination benefit cost is recognized in the period in which the Company becomes legally or constructively committed to a plan. Certain portions of the costs related to efficiency improvement program, amounting to €30 million before a tax effect of €6 million, did not meet the criteria for accrual and expense recognition under U.S. GAAP for the year ended December 31, 2003, and were reversed in the income statement and shareholders’ equity reconciliation of Note 30.

     In the year ended December 31, 2004, the final outcome of certain measures, including gains on disposals, under the efficiency improvement program differed from the initial projections by €10 million, reducing the total cost from the expected €103 million down to €93 million. Under Finnish GAAP, the reduction was recognized under nonrecurring items in 2004. As certain employee termination and other costs included in this reduction had not met the recognition criteria under U.S. GAAP in the previous year, the impact of the reduction to the net income under U.S. GAAP was €2 million.

     In addition, as part of the program, Metso sold certain assets related to production operations, including land, buildings and equipment to a buyer for €6 million and recognized under nonrecurring items, as part of the savings of €10 million, a gain on sale of these assets of €3 million in accordance with Finnish GAAP. Concurrently, Metso entered into a partnering agreement with the buyer for production of certain goods. As part of the sales agreement, Metso is obligated to repurchase the assets disposed if the buyer defaults on the partnering agreement within the first year commencing on October 1, 2004.

     For U.S. GAAP, a sale cannot be recognized if continuing involvement of the seller exists in relation to the assets sold. As such, this sale cannot be recognized as the obligation to repurchase the assets sold within the first year of the contract constitutes continuing involvement for Metso. An adjustment of €2 million, net of tax effect of €1 million, has been recorded to reverse the gain on sale of the assets.

METSO

Notes to Consolidated Financial Statements — (Continued)

     No more costs are expected to be recognized under the 2003 program. The total cost of the program per reporting segment has been following:

	(€ in millions)
Metso Paper	33	(1)
Metso Minerals	52
Metso Automation	6
Metso Ventures	5

Total cost of the program	96

(1)	Includes impact of reversal of gain of €3 million on disposal under U.S. GAAP.

     Under U.S. GAAP, a cost reserve of €24 million, net of tax effect of €6 million, resulting from the program, which did not qualify for recognition in the year ended December 31, 2003, was reversed in 2004 eliminating the timing difference between Finnish and U.S. GAAP.

     Timing difference in recognition of restructuring costs under Finnish GAAP and U.S. GAAP in the year ended December 31, 2004

     In 2004, Metso decided on a program for renewal of Metso Paper’s business concept with the aim to streamline the cost structure. The main locations affected by the program are operations in Finland, Sweden and in North America. The measures include personnel reductions in production and administration, disposals of non-cores sites and reorganization of the tissue business line.

     Under Finnish GAAP, Metso recognized €26 million of restructuring costs under the 2004 program, see Note 9 for additional information. Under U.S. GAAP, certain costs, amounting to €1 million, net of tax effect of €1 million, related to the program did not qualify for recognition and have been reversed in the income statement and shareholders’ equity in the year ended December 31, 2004.

     Cost accruals under U.S. GAAP for restructuring plans

     The table below illustrates the activity in the restructuring reserves:

	As of December 31,
	2003	2004
	(€ in millions)
Balance as at January 1	53	53
Translation difference	(3)	(1)
Additions to current year reserves	39	58
Adjustments to prior year reserves	—	(2)
Amounts paid/charged to the reserve	(36)	(64)

Balance as at December 31	53	44

     Included in the balances above are amounts related to lease contracts and post-employment pension amounting to €9 million and €14 million at December 31, 2003 and 2004 respectively, which have been included in long-term liabilities as the payout of these obligations will not be completed within one year.

METSO

Notes to Consolidated Financial Statements — (Continued)

     Under U.S. GAAP, the cost accrual for the 2003 efficiency improvement program was as follows:

As of December 31,
2003
(€ in millions)
Reserve recorded under Finnish GAAP	77
Reclassified under U.S. GAAP as deductions to fixed assets and inventory	(17)

Efficiency improvement program reserve related to restructuring costs under Finnish GAAP	60
Amounts reversed under U.S. GAAP	(30)

U.S. GAAP reserve as of December 31, 2003	30

     Under Finnish GAAP, as of December 31, 2003, certain impairment losses on fixed assets and an inventory obsolescence reserve together totalling €17 million under the program were included as provisions to the balance sheet under Finnish GAAP. Under U.S. GAAP such amounts are recorded as deductions of the related asset balances.

     The reserve recorded under U.S. GAAP was mainly composed of pension liabilities and early retirement measures, which amounted to €10 million, and of employee termination benefits of €16 million. The remaining amount of €4 million included other restructuring costs related to reduction of production capacity and streamlining of the sales organization under the program.

j) Written put option on subsidiary shares

     Under Finnish GAAP, certain obligations, such as written put options on subsidiary shares, need not be recognized before they become exercisable by the counterparty.

     Under U.S. GAAP, Metso was required to fair value such written put options and to recognize them as a liability on the balance sheet. Metso had issued a put option obligating it to redeem, at a fixed price, the minority ownership in one of its subsidiaries. The option, which could be exercised between January 1, 2005 and September 30, 2005, was fair valued by discounting the settlement amount to its present value, adjusted by the value of the minority ownership under U.S. GAAP as of December 31, 2003.

     In the year ended December 31, 2004, Metso exercised its right to repurchase the minority ownership at a pre-agreed price causing the written put option to lapse.

     Under Finnish GAAP, Metso reversed €5 million of the previously recognized gain and recorded the shares at their fair value eliminating the timing difference in net income between U.S. GAAP and Finnish GAAP.

k) Investments

     Under Finnish GAAP, Metso records short-term investments at market value and changes in the market value are recorded as part of “financial income and expense” in the Consolidated Statement of Income. Under Finnish GAAP, Metso records other long-term investments, other than equity securities, at lower of cost or market value. Shares are recorded at lower of cost or market value, when the market value is considered to reflect a permanent impairment of the investment.

     For U.S. GAAP purposes, all of Metso’s short-term and other long-term investments in debt securities and equity securities with a readily determinable market value are classified as “available-for-sale” and recorded at fair value with changes in unrealized appreciation recorded directly to shareholders’ equity, net of applicable deferred income taxes. As a result, Metso recognized €6 million and €2 million as of December 31, 2003 and 2004, respectively as an adjustment to shareholders’ equity under U.S. GAAP.

METSO

Notes to Consolidated Financial Statements — (Continued)

     Available-for-sale securities in accordance with U.S. GAAP are summarized as follows:

		Gross	Gross
	U.S. GAAP	unrealized	unrealized	Market
	Cost(1)	holding gains	holding losses	Value
		(€ in millions)
December 31, 2003	35	6	(0)	41
December 31, 2004	7	2	(0)	9

(1)	U.S. GAAP cost is comprised of the historical acquisition price.

     The gain realized on disposal of available-for-sale securities was €4 million and €3 million for the years ended December 31, 2004 and 2003, respectively.

l) Net investment hedge

     In the year ended December 31, 2002, Metso had designated an intercompany foreign currency denominated loan as a hedge of a net investment under Finnish GAAP and as a result recorded the exchange rate difference against the translation difference arising from the hedge of the net investment at consolidation. Under U.S. GAAP, hedge accounting may be applied in consolidation only if the intercompany loan designated as a hedging instrument is offset by a third-party loan. The exchange rate gain has been reversed from cumulative translation adjustment accounts and recognized as income in the year ended December 31, 2002.

     Under Finnish GAAP, Metso has applied hedge accounting for a forward exchange contract designated as a hedge of its net investments in foreign subsidiaries denominated in CAD and USD. The subsidiaries are owned by the parent company, which has the euro as its functional currency.

     Under U.S. GAAP, the hedge effectiveness criteria are not met as the change in the fair value of the hedging instrument is based on changes in CAD/USD spot exchange rates where as the translation adjustment arises between CAD and EUR and USD and EUR, respectively. As a result, the unrealized loss on the hedging instrument has been included in the determination of net income under U.S. GAAP for the years ended December 31, 2003 and 2004.

m) Repurchase commitments and securitization

     Repurchase commitments

     Metso has entered into certain contracts to sell machines, which include commitments to buy back the machine at a minimum specified value at the end of the contract period. Under Finnish GAAP, revenue is recognized in full and any liability resulting from the guarantee is disclosed as a contingent liability and recognized only when incurred.

     U.S. GAAP precludes recognition of revenue for these contracts and accordingly, the revenue and gross profit related to these sales, net of taxes, has been reversed. Under U.S. GAAP, the amounts received for these machines, net of the guaranteed amount, are recorded as deferred revenue and amortized over the contract period. The equipment remains as an asset on the balance sheet and is amortized over the contracted period to the lower of its repurchase value or market value. At the end of the contract period, if the repurchase commitment has not been exercised, the remaining deferred revenue is recognized as income against the remaining value of the equipment.

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

METSO

Notes to Consolidated Financial Statements — (Continued)

buyer of the receivables with a guarantee to cover any non-payment by the customer not covered by the Swedish Export Credits Guarantee.

     Net receivables outstanding at December 31, 2003 and 2004 relating to finance contracts sold were €14 million and €5 million respectively.

n) Treasury stock

     Under Finnish GAAP, treasury stock is presented within financial assets. Under U.S. GAAP, treasury stock is to be shown as a deduction of the consolidated shareholder’s equity and, consequently, €1 million at December 31, 2003 and 2004, respectively, has been deducted from the shareholders’ equity under U.S. GAAP.

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

     Under U.S. GAAP, purchase accounting adjustments are recorded in the functional currency of the subsidiary to which they relate. As a result, currency translation differences have been recognized with respect to such purchase accounting adjustments. The translation difference is following:

	As of December 31,
	2003	2004
	(€ in millions)
Goodwill	(61)	(50)
Brand names	(6)	(2)
Customer value	(5)	(4)
Patents	(0)	(0)
Land and water areas.	(1)	(1)
Buildings	(2)	(1)
Other tangible assets	(1)	(1)
Deferred taxes	4	3

Total	(72)	(56)

p) Fees for bond exchange

     During 2004, Metso entered into several transactions with existing lenders to exchange €344 million of €500 million bonds issued under Euro Medium Term Note Program for new bonds with a lower interest rate and a longer term. As a result of these transactions, under Finnish GAAP, Metso capitalized €23 million of premiums paid to existing lenders to reacquire the original bonds and €1 million of fees paid to third parties to execute these transactions. Metso also wrote off €1 million of unamortized costs relating to the original bonds (See Note 18 for further details on these exchange transactions).

     U.S. GAAP classifies exchanges of debt into two categories: extinguished or modified. This classification is determined based on a test of the change in the present value of remaining cash flows for the original debt and the new debt. If this change exceeds 10% of the original debt remaining cash flow, the debt exchange is considered to be an extinguishment of the original debt. The accounting treatment of the fees paid to creditors and third parties varies depending on the classification of the exchange. Finnish GAAP does not have this classification and treats all debt exchanges in the same manner. In 2004, for U.S. GAAP purposes, some of the exchange transactions qualified as extinguishments of debt, while others qualified as modifications. For U.S. GAAP, €2 million of the €23 million of premiums paid to existing lenders is recorded as a loss on extinguishment of the bonds, as these bonds qualified as extinguished under U.S. GAAP. For the transactions which the bonds qualified as modified under U.S. GAAP, the fees of €1 million paid to third parties are expensed and the €1 million of unamortized costs relating to the original bonds remain as an asset on the balance sheet.

METSO

Notes to Consolidated Financial Statements — (Continued)

q) Valuation allowances for deferred tax assets

     Under Finnish GAAP, deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Available evidence includes internal projections of future earnings which are utilized to assess the probability that the deferred tax assets will not be realized. Under U.S. GAAP, if there is objective negative evidence, such as cumulative losses for recent years, the weight given to positive evidence would be commensurate with extent to which it can be objectively verified. As a result, internal projections normally would not be assigned any significant weight in assessing the need for a valuation allowance.

     In addition, in accordance with Finnish GAAP, the need for a valuation allowance is assessed based only on the deferred tax assets which are expected to be utilized over a reasonable time in the future. In determining the need for a valuation allowance in accordance with U.S. GAAP, a company is required to consider taxable income that will arise within the statutory period over which the deferred tax asset may be utilized.

     Due to these items, differences may arise in regards to the determination of the valuation allowance under Finnish GAAP versus U.S. GAAP.

     Metso’s 2002 and 2003 accounts have been restated to reflect the impact of adjustments made to deferred tax asset valuation allowances recorded in 2002 and 2003. These adjustments would result in substantially a full valuation allowance in relation to US operations for both periods. In addition, the 2003 results would also include the release of a previously recorded valuation allowance related to German operations. In order to correctly record the valuation allowance in accordance with U.S. GAAP, an additional valuation allowance of €91 million has been recorded as of December 31, 2002 with a corresponding increase to deferred income tax expense. In 2003, the consolidated balance sheet would still reflect substantially a full valuation allowance for our US deferred tax assets; however, the amounts previously recognized in 2003 to increase this valuation allowance would have been recorded in the previous year as noted above. In addition, the amount previously recognized as a valuation allowance related to the German operations has been reversed in 2003. As such, the 2003 income statement reflects a decrease in deferred tax expense of €28 million, net of translation difference of €15 million. As a result of these adjustments, the income statement under U.S. GAAP net income reflects additional expense of €91 million (€0.67 per share) in 2002 and additional income in 2003 of €28 million (€0.21 per share).

     Under Finnish GAAP, the balance sheet presentation of deferred taxes differs from the presentation requirements set forth in U.S. GAAP, see Note 8 for Finnish GAAP disclosure.

     Under U.S. GAAP, the current and non-current deferred tax liabilities and assets are presented as a net current and as a net non-current amount, consistent with the classification of the related assets and liabilities having generated the deferred tax. The classification is made for each separate tax-paying component within each taxing jurisdiction. Following table presents the deferred tax assets and liabilities under U.S. GAAP according to the presentation prescribed by SFAS 109 “Accounting for Income Taxes”:

METSO

Notes to Consolidated Financial Statements — (Continued)

	As of December 31,
	2003	2004
	(€ in millions)
Non-current assets
Tax losses carried forward	171	210
Other	31	38
Valuation allowance	(106)	(106)

	96	142

Current assets
Inventory	23	19
Reserves	34	31
Accruals	37	32
Medical benefits	15	2
Other	5	3
Valuation allowance	(55)	(49)

	59	38

Current liabilities
Inventory	0	(0)
Inventory	(1)	0

	(1)	0

Non-current liabilities
Fixed assets	(53)	(4)
Purchase price adjustments	(37)	(40)
Tax allocation reserve	(12)	(0)
Other	(2)	(0)

	(104)	(44)

Deferred tax asset, net	50	136

r) Discontinued Operations

     In November 2002, Metso announced it signed a memorandum of understanding with a Swiss buyer Bobst Group SA to dispose of the Converting Equipment group, which manufactures equipment for the packaging industry. The transaction was closed on January 30, 2004.

     As part of reorientation of Metso’s strategic direction and to strengthen its balance sheet, Metso announced in February 2004 its intention to explore the business development possibilities, including disposal, of its Compaction and Paving business line within Metso Minerals. The disposal of Compaction and Paving was completed on June 30, 2004. As part of its policy to dispose of non-core businesses, Metso announced in November 2004 the sale of Reedrill, specialized in sale and manufacturing of drilling equipment, to Terex Corporation, U.S. based group. The transaction was closed in December 2004.

     In accordance with Finnish GAAP, the results of Discontinued Operations are included in the determination of consolidated net income.

     Under U.S. GAAP, the Converting Equipment group, Compaction and Paving business line and Reedrill business meet the criteria of a component entity classified as held for sale under SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, and accordingly, income from continuing and Discontinued Operations has been presented separately and all prior period information have been restated to reflect such presentation.

METSO

Notes to Consolidated Financial Statements — (Continued)

     Certain income statement line items for the Discontinued Operations are presented in the following table:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
	(restated)
Net sales	558	560	263
Operating profit	19	(42)	12
Net income	19	(39)	8

     The above table has been reclassified for years 2002 and 2003 to include Reedrill, which qualified as held for sale in 2004.

     As of December 31, 2003, the main balance sheet items for the Discontinued Operations were:

(€ in millions)
Fixed assets and long-term investments	232
Inventories	120
Other current assets	151

Total assets	503

Shareholders’ equity	192
Long-term liabilities	58
Short-term liabilities	253

Shareholders’ equity and liabilities	503

     The goodwill related to the disposed operations amounted to €135 million of which €122 million concerned the Compaction and Paving business.

     Under Finnish GAAP, intangible and tangible fixed assets related to Discontinued Operations continue to be amortized even after having being qualified as held-for-sale.

     Under U.S. GAAP, in accordance with SFAS 144, fixed assets, which qualify as held-for-sale either individually or as part of a disposal group, are no longer amortized when the held-for-sale criteria is met. A depreciation cost of €2 million related to Discontinued Operations recognized under Finnish GAAP in the year ended December 31, 2003 was reversed under U.S. GAAP. As the disposals of the businesses have been realized in the year ended December 31, 2004, the previous year adjustment has been offset against the loss on disposal under U.S. GAAP.

     Under U.S. GAAP, the loss on disposal of Discontinued Operations was €72 million, which is €46 million higher than the loss recognized under Finnish GAAP. The loss under U.S. GAAP differs from the loss under Finnish GAAP due to differences in the underlying book values of the disposed operations, primarily arising from certain intangible assets and goodwill which are not amortized under U.S. GAAP. The accumulated goodwill amortization on Discontinued Operations recognized under Finnish GAAP and reversed under U.S. GAAP amounted to €28 million.

METSO

Notes to Consolidated Financial Statements — (Continued)

s) Consolidated Statement of Comprehensive Income

     The Company has adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. The Company has chosen to present comprehensive income in accordance with Finnish GAAP and components of comprehensive income consist of the following:

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Comprehensive income
Net income under Finnish GAAP	65	(258)	69

Other comprehensive income
Foreign currency translation adjustments	(127)	(55)	(12)
Hedging of net investment denominated in foreign currency, net of taxes of €(17) million, €(16) million and €3 million, respectively	42	39	0
Additional minimum liability, net of tax benefit of €3 million, €4 million and €1 million, respectively	(5)	(6)	(2)

Other comprehensive income	(90)	(22)	(14)

Comprehensive income	(25)	(280)	55

t) Earnings per share

     Earnings per share for Finnish GAAP purposes is based on income before extraordinary items and income taxes, adjusted for minority interest and taxes related for normal business operations (see Note 1 “Accounting Principles” for detailed discussion). Under U.S. GAAP, basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by adjusting the weighted average number of outstanding shares to include the weighted average number of potential common stock, such as stock options. Weighted average shares diluted include 100,000 stock options, which could be exercised to the employee’s favor at December 31, 2004. In prior years, these stock options were anti-dilutive.

u) Customer tooling

     The fixed asset balance as of December 31, 2003 and 2004 includes €18 million and €29 million, respectively, related to amounts received from customers to invest in specific equipment to fulfill the contractual obligations to them. The amounts received have been recorded as a liability under advances received and are being amortized. As a result of the offsetting impact of the depreciation of such assets and amortization of amounts received, the net impact to the earnings under U.S. GAAP is zero.

v) Stock compensation

     Pursuant to SFAS No. 123 “Accounting for Stock-Based Compensation”, the Company has elected to account for its stock option plan under the intrinsic value method of APB Opinion 25 “Accounting for Stock Issued to Employees” and adopt only the disclosure provisions of SFAS No. 123. As of December 31, 2004, the compensation expense was not considered as material under APB 25 related to the Company’s employee stock options. Under SFAS No. 123, stock options are valued at grant date using the Black-Scholes valuation model and compensation costs are recognized ratably over the vesting period. Had compensation costs been determined as prescribed by SFAS No. 123, the Company’s net income and earnings per share would have been reduced to pro forma amounts indicated in the following table:

METSO

Notes to Consolidated Financial Statements — (Continued)

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
	(restated)	(restated)
Net income (loss)
as reported	22	(235)	2
Stock based compensation cost included in the determination of net income, net of taxes	—	—	—
Stock based compensation cost that would have been included in the determination of net income if the fair value method was used, net of taxes	(3)	(1)	(0)
Pro forma	19	(236)	2
Basic and diluted earnings (loss) per share
as reported	0.16	(1.73)	0.01
Pro forma	0.14	(1.73)	0.01

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

     No stock options under the 2003 Plan have been granted, apart from 100,000 options granted on March 1, 2004 to the new President and chief executive officer. Compensation costs recorded for this grant are considered to be immaterial.

     Metso’s Board of Directors decided on May 26, 2004 to reduce the number of options related to the year 2003 option program to 2,900,000. Metso’s Board decided that it will not distribute the total 4,900,000 (2,400,000 2003A and 2,500,000 2003C) options, and it will propose to the 2005 Annual General Meeting that these options be canceled. With respect to the year 2003 program, Metso’s Board of Directors reserved 100,000 year 2003A options and 100,000 year 2003C options for future needs.

     Metsos’ Board of Directors also decided that the maximum number of year 2003B options that could be distributed would be 2,500,000 but as the minimum performance criteria were not fulfilled in 2004, no options will be distributed from the program.

METSO

Notes to Consolidated Financial Statements — (Continued)

	2003A	2003B	2003C
Number of stock options	2,600,000	2,600,000	2,600,000

Subscription period	April 1, 2006 — April 30, 2009	April 1, 2007 — April 30, 2010	April 1, 2008 — April 30, 2011

Share subscription price per stock option.	The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2004 adjusted by dividends payable after January 1, 2004 but before the date of the share subscription. The exercise price cannot be below par value.	The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2005 adjusted by dividends payable after January 1, 2005 but before the date of the share subscription. The exercise price cannot be below par value.	The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2006 adjusted by dividends payable after January 1, 2006 but before the date of the share subscription. The exercise price cannot be below par value.

Subscription	One stock option gives the right to subscribe one share.

     If a subscriber of the options under the 2003 Plan ceases to be employed by or in the service of the Metso Group for any other reason than retirement or death before April 1, 2008, such person is obligated without delay to offer to the Company free of charge the warrants for which the share subscription period had not begun at the last day of such person’s employment.

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

Notes to Consolidated Financial Statements — (Continued)

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

     If a subscriber of the warrants under the 2000 or 2001 Plan ceases to be employed by or in the service of the Metso Group for any other reason than retirement or death before April 1, 2003, then such person is obligated without delay to offer to the Company free of charge the warrants for which the share subscription period had not begun at the last day of such person’s employment.

     The following tables summarizes information about stock options outstanding at December 31, 2004:

	Number of	Weighted	Weighted
	Shares to be	Average	Average
	subscribed	Fair Value	Exercise Price
2000 Plan

Outstanding at January 1, 2000	—		—
Granted	4,902,500	2.82	15.60
Forfeited	35,000		15.60
Outstanding at January 1, 2001	4,867,500		15.60
Granted	295,000	0.68	15.00
Forfeited	227,500		15.60
Exercised	—		—
Outstanding at December 31, 2001	4,935,000		15.57
Granted	—	—	—
Forfeited	61,000		15.56
Exercised	—		—
Outstanding at December 31, 2002	4,874,000		15.56
Granted	30,000	0.07	14.20
Forfeited(1)	34,250		15.56
Exercised	—		—
Outstanding at December 31, 2003	4,869,750		15.56
Granted	—	—	—
Exercised	—		—
Outstanding at December 31, 2004	4,869,750		15.65

(1)	The forfeiture requirement has expired on April 1, 2003.

METSO

Notes to Consolidated Financial Statements — (Continued)

	Number of	Weighted	Weighted
	Shares to be	Average	Average
	subscribed	Fair Value	Exercise Price
2001 Plan

Outstanding at January 1, 2001	—		—
Granted	675,000	1.11	15.00
Forfeited	—		—
Exercised	—		—
Outstanding at December 31, 2001	675,000		15.00
Granted	120,000	1.62	14.40
Forfeited	—		—
Exercised	—		—
Outstanding at December 31, 2002	795,000		14.91
Granted	105,000	0.23	13.80
Forfeited(1)	27,500		15.56
Exercised	—		—
Outstanding at December 31, 2003	872,500		14.54
Granted	30,000	0.11	13.25
Exercised	—		—
Outstanding at December 31, 2004	902,500		14.49

(1)	The forfeiture requirement has expired on April 1, 2003.

     The fair value of the 2001 plan option is based on the quoted market value of the option in the Helsinki Stock Exchange on the date of grant March 1, 2004.

	Number of	Weighted	Weighted
	Shares to be	Average	Average
	subscribed	Fair Value	Exercise Price
2003 Plan

Outstanding at January 1, 2003	—		—
Granted	100,000	4.79	9.75
Forfeited	—		—
Exercised	—		—
Outstanding at December 31, 2004	100,000		9.75

     The fair value of the options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2002	2003	2004
2000 Plan
Expected volatility	—	33.11%	—
Risk-free interest rate	—	2.52%	—
Dividend yield	—	6.11%	—
Expected life (years)	—	1.33	—

METSO

Notes to Consolidated Financial Statements — (Continued)

	Year ended December 31,
	2002	2003	2004
2001 Plan
Expected volatility	46.45%	31.87%	—
Risk-free interest rate	3.80%	2.50%	—
Dividend yield	5.55%	6.09%	—
Expected life (years)	1.7	1.29	—

2003 Plan
Expected volatility	—	—	39.93%
Risk-free interest rate	—	—	3.29%
Dividend yield	—	—	0.00%
Expected life (years)	—	—	5.17

     Valmet

     The 1998 Annual General Meeting approved an issue of two series of warrants to persons belonging to the management of the Company and to certain other key persons (the “1998 I plan”). The warrants entitle the holders to subscribe to an aggregate of 2,000,000 shares in Valmet (1,000,000 shares in each series). The subscription period for the new shares commenced on April 1, 2001 for the first series, entitling holders to subscribe for new shares of Valmet at a price of €18.16 per share, and on April 1, 2003 for the second series, entitling the holders to subscribe new shares of Valmet at a price of €19 per share. The subscription period for both series will close on March 31, 2005. The share subscription price for both series is adjusted by dividends distributed after May 1, 1998 and before the date of the subscription. As of December 31, 2004, no shares had been subscribed for under the 1998 I plan. Consequent to the approval of the 2000 plan of Metso, the holders utilized the possibility to convert their warrants of the 1998 I Plan to warrants under the 2000 Plan.

     Rauma

     In February 1998, the shareholders approved a plan (the “1998 II plan”) to issue warrants (A, B and C warrants) to certain senior management employees of Rauma. The aggregate amount of warrants issued was 1,100,000. Each warrant entitles its holder to subscribe for one share of Rauma. The A warrants entitle the holders to subscribe to 330,000 shares of Rauma during the period from April 17, 2001 to April 17, 2005. The B warrants entitle the holders to subscribe to 330,000 shares of Rauma during the period from April 17, 2002 to April 17, 2005. The C warrants entitle the holders to subscribe to 440,000 shares of Rauma during the period from April 17, 2003 to April 17, 2005. The original subscription price was €20.35 per share, adjusted by the dividends distributed after May 1, 1998 and before the date of subscription. The merger between Valmet and Rauma adjusted the subscription price to €18.68 per share for both warrants based on the exchange ratio. The expiration date for all warrants is April 17, 2005. No share entitlements provided by options transferred from Rauma Corporation were subscribed for in 2003 or in 2004.

     Consequent to the approval of the 2000 plan of Metso Corporation, the holders utilized the possibility to convert their warrants of the 1998 II Plan to warrants under the 2000 Plan.

     No other bonds with warrants or convertible bonds were outstanding during 2004.

w) Classification differences and Other Disclosures

     Cash and cash equivalents

     Under Finnish GAAP, the cash and cash equivalents include liquid funds and traded short-term investments with a maturity not exceeding three months as of the date of closing.

     Under U.S. GAAP, the cash equivalents include only short-term liquid investments with an original maturity of three months or less. The shorter maturity would reduce “Cash and cash equivalents” of the consolidated balance sheet by €47 million and increase “Other short-term investments” by the same amount in the year ended December 31, 2004. This would also impact the cash flow statement as an increase in funds

METSO

Notes to Consolidated Financial Statements — (Continued)

invested in marketable securities by €47 million and as a reduction of the net cash provided by the investing activities from €359 million down to €312 million.

     Discontinued Operations

     Under Finnish GAAP, the long-term items related to Discontinued Operations remain classified as long-term in the consolidated balance sheet based on their maturity in the entity carrying the respective items.

     Under U.S. GAAP, long-term assets and liabilities of Discontinued Operations are reclassified as short-term in the consolidated balance sheet from the moment onwards that the operations qualify as held-for-sale. In the year ended December 31, 2003, Discontinued Operations included €232 million of long-term assets and €58 million of long-term liabilities, which, under U.S. GAAP, would have been classified as current. In the year ended December 31, 2004, Metso did not own operations, which would have qualified as held-for-sale.

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

     Service revenues

     The service revenue, consisting solely of service such as repair and maintenance provided to customers and third parties, is less than 10 percent of Metso’s consolidated net sales in 2004. The aftermarket activity as defined in Metso comprises, but is not limited to spare and wear part sales, certain modernizations of customer equipment, performance testing and evaluation.

x) Valuation and Qualifying Accounts

     Allowance for doubtful accounts for the three years ended December 31, 2002, 2003 and 2004 is set forth below:

	Balance at	Charged to			Balance at
	Beginning	Cost and			End
	of Year	Expenses	Deductions	Other(1)	of Year
	(€ in millions)
2002	56	13	(16)	(8)	45
2003	45	5	(13)	(3)	34
2004	34	12	(4)	(5)	37

(1)	Includes foreign currency translation effects.

METSO

Notes to Consolidated Financial Statements — (Continued)

     Allowances for inventory accounts for the three years ended December 2002, 2003 and 2004 is set forth below:

	Balance at				Balance at
	Beginning				End
	of Year	Additions(1)	Deductions	Other(2)	of Year
	(€ in millions)
2002	80	12	(13)	(7)	72
2003	72	15	(15)	(5)	67
2004	67	10	(18)	(2)	57

(1)	Excludes amounts recorded as direct write-off of inventories of €7 million, €3 million and €6 million for the years ended December 31, 2002, 2003 and 2004, respectively.

(2)	Includes foreign currency translation effects.

y) New Accounting Standards

     In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (the Medicare Act) was approved in the United States. The Medicare Act provides for two new prescription drug benefit features under Medicare. Metso provides post-retirement benefits to some of its United States employees so the benefits provided are impacted by the Medicare Act. SFAS 106, Employers’ Accounting for Post-retirement Benefits Other Than Pensions, requires that enacted changes in the law that take effect in future periods and that will affect the future level of benefit coverage be considered in the current period measurements for benefits expected to be provided in those future periods. Metso has determined the Medicare Act had an immaterial effect on the cost of medical benefits to be borne by Metso.

     In March 2004, the EITF reached consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities and non-marketable securities accounted for under the cost method. On September 30, 2004, the FASB issued FSP 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, delaying the effective date for the recognition and measurement guidance in EITF 03-01, until certain implementation issues are addressed and a final FSP is issued. The disclosure requirements in EITF 03-01 remain effective. Metso has complied with the disclosure requirements for the year ended December 31, 2004.

     In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, clarifying the existing requirements in ARB No. 43 regarding normal capacity, spoilage costs and idle capacity costs. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 will not have an impact on the Metso’s consolidated results of operation or financial position, since the key elements are already utilized in Metso’s US GAAP consolidated financial statements.

     In December 2004, the FASB published FASB Statement No. 123 (revised 2004). Share-Based Payments. This provides guidance on how companies must recognize the compensation cost relating to share-based payment transactions in their financial statements. It will require companies to recognize a compensation cost for the value of options granted in exchange for employee services, based on the grant date fair value of those instruments. FASB No. 123 (revised) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, however early application is possible. Metso intends to adopt this revised standard from January 1, 2005. Metso is currently assessing what impact the pronouncement will have on its consolidated financial statements.

Note 31. Subsequent Events

     In March 2005, Metso announced the disposal of Metso Drives, a business line reported under the segment of Metso Ventures. The debt-free price for the divestment amounted to roughly €98 million. Metso Drives manufactures mechanical power transmission equipment. The sale will become effective after the buyer obtaining the relevant regulatory approvals.