Form 20-F/A
period 2004-12-31
METSO CORP
filed 2005-10-17
CIK 1013626

As filed with the Securities and Exchange Commission on October 17, 2005.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2004

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

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

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☑ No

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15.  Controls and Procedures.

     Our president and chief executive officer and our executive vice president and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and under the Exchange Act) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures cannot be deemed to have been effective to ensure that material information relating to our company was made known to them by others within our company, in light of the errors in our U.S. GAAP reporting discussed below.
     In connection with the preparation of our annual report on Form 20-F, we detected an error in respect of valuation allowances related to deferred tax assets under U.S. GAAP in our 2002 and 2003 financial statements. Under Finnish GAAP, deferred tax assets are not reduced by a valuation allowance unless it is likely that some portion or all of the deferred tax assets will not be realized. In this regard, internal projections of future earnings are utilized by management to assess whether the deferred tax assets will be realized. Under U.S. GAAP, the determination of the amount of a valuation allowance is based on the weight of all available evidence, both positive and negative. However, it does require that generally a valuation allowance is needed when there is negative evidence, such as cumulative losses for recent years, as is the case in our situation. Projections of future taxable income will generally not be sufficient to overcome the negative evidence of cumulative losses. As a result, internal projections normally would not be assigned any significant weight in assessing the need for a valuation allowance. Consequently, we have restated our net income under U.S. GAAP for the years ended December 31, 2002 and 2003 to reflect the impact of the adjustments made to our deferred tax asset valuation allowances recorded in 2002 and 2003. These adjustments would result in a full valuation allowance in relation to our U.S. operations for both periods. As a result, our restated U.S. GAAP income statement under net income reflects additional expense of € 91 million (€ 0.67 per share) in 2002 and additional income in 2003 of € 28 million (€ 0.20 per share).
     In addition, in 2004, in conjunction with our transition to IFRS, we undertook a complete review of our defined pension benefit liability under IAS 19. In the course of this review, we detected weaknesses in our controls in our application of actuarial pension data that caused us to omit from our U.S. GAAP adjustment related to pensions certain liabilities in connection with our acquisition of Svedala in 2001. Specifically, in connection with the calculation of the purchase accounting adjustment of pension liabilities under U.S. GAAP arising from our acquisition of Svedala, we made an error in comparing the relevant pension liability amount under U.S. GAAP to the corresponding pension liability under Finnish GAAP. Because we did not compare the relevant pension liability amount under U.S. GAAP to the correct amount under Finnish GAAP, we understated our pension liability by € 26 million, net of tax effect of € 10 million, under U.S. GAAP. Accordingly, our 2001, 2002 and 2003 financial statements, in accordance with U.S. GAAP, were required to be restated to reflect the impact of adjustments made to our pension liabilities combined with the increase in goodwill from the Svedala acquisition in 2001. After consideration of the additional goodwill, our impairment charge in 2003, under U.S. GAAP, would have been increased. As a result, our restated U.S. GAAP income statement reflects an additional impairment loss of € 18 million in 2003 (€ 0.13 additional loss per share).
     While we still need to improve our understanding of U.S. GAAP, we had previously begun to implement procedures to review our controls related to our reporting of U.S. GAAP information, including the accounting for valuation allowances related to deferred tax assets and pension benefits. Our management, at the direction of our board of directors, continues to actively work to improve the control environment and to implement specific controls and procedures to improve our understanding of U.S. GAAP and to ensure the integrity of our reporting in relation to U.S. GAAP. To address these control issues, we have begun to expand our control procedures to include additional analysis and other post-closing procedures to ensure that our disclosure controls and procedures are adequate in relation to the preparation of our financial statements. In this regard, we now prepare a full U.S. GAAP balance sheet as part of our reconciliation process from our Finnish GAAP balance sheet to U.S. GAAP. We believe that the preparation of a balance sheet under U.S. GAAP on an annual basis will assist in remedying the errors that we have made in performing the required U.S. GAAP reconciliation. In addition, we have begun implementing training relating to enhancing and improving the level of knowledge of U.S. GAAP at each of our significant operating subsidiaries as well as at our corporate office. Although we continue to improve these controls by implementing new processes related to our U.S. GAAP reporting, we believe that we still need to improve our understanding of U.S. GAAP and its applications. We believe that our understanding of U.S. GAAP will improve as part of our transition process from Finnish GAAP to IFRS, which will be completed in 2005. In addition, we continue to analyze our internal controls in order to improve our process of reporting in accordance with U.S. GAAP.
     There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.
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

PART III

Item 17.  Financial Statements.

     Not applicable.

Item 18.  Financial Statements.

     See financial statements beginning on page F-1.

Item 19.  Exhibits

     Documents filed as exhibits to this annual report:

1.1	Articles of Association of Metso.*

2.1	Not applicable.**

4.1	Service contract for Jorma Eloranta, president and chief executive officer of Metso Corporation, dated November 30, 2003.***

6.1	See Note 10 to our consolidated financial statements included in this annual report for information on how earnings per share information was calculated.

8.1	List of Subsidiaries.****

12.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on April 17, 2003.

**	The total amount of long-term debt securities authorized under any instrument does not exceed ten percent of the total assets of the Group on a consolidated basis.

***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on March 25, 2004.

****	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on March 30, 2005.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 17, 2005	METSO CORPORATION
	By:	/s/ JORMA ELORANTA
		Name:	Jorma Eloranta
		Title:	President and Chief Executive Officer

	By:	/s/ OLLI VAARTIMO
		Name:	Olli Vaartimo
		Title:	Executive Vice President and Chief Financial Officer

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
Reconciliation of shareholders’ equity
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

     The financial statements in accordance with U.S. GAAP have been restated for 2002 and 2003. The below table summarizes the changes made, due to the restatements, in the reconciliation of net income and equity as previously presented. See Notes 30 d) and q) for additional information related to these restatements.

	Year ended December 31,
	2002			2003
	As previously	Impact of	As	As previously	Impact of	As
	reported	Restatement	restated	reported	Restatement	restated
	(€ in millions)
Reconciliation of net income
Net income (loss) in accordance with Finnish GAAP	65	—	65	(258)	—	(258)
U.S. GAAP adjustments:
a) Business combination, net	(8)	—	(8)	(6)	—	(6)
b) Purchase accounting, net	(21)	—	(21)	(6)	—	(6)
c) Amortization of goodwill	52	—	52	47	—	47
d) Impairment of goodwill	—	—	—	(12)	(18)	(30)
e) Impairment of brand names	—	—	—	(13)	—	(13)
f) Fair value of financial derivatives	35	—	35	(24)	—	(24)
g) Pension surplus refund	2	—	2	1	—	1
h) Employee benefit plans	(4)	—	(4)	(2)	—	(2)
i) Restructuring costs	(5)	—	(5)	30	—	30
j) Written put option on subsidiary shares	—	—	—	(5)	—	(5)
l) Net investment hedge	7	—	7	(4)	—	(4)
m) Repurchase commitments	—	—	—	(3)	—	(3)
p) Fees on bond exchange	—	—	—	—	—	—
q) Valuation allowances for deferred tax assets	—	(91)	(91)	—	28	28
r) Discontinued Operations	—	—	—	2	—	2
Deferred tax effect of U.S. GAAP adjustments	(10)	—	(10)	8	—	8

Net income (loss) in accordance with U.S. GAAP	113	(91)	22	(245)	10	(235)

Income (loss) from continuing operations	94	(91)	3	(206)	10	(196)
Discontinued Operations:
Income (loss) from Discontinued Operations, net of income tax expense of €2 million in 2002 and tax benefit of €2 million in 2003	19	—	19	(39)	—	(39)
(Loss) on disposal of Discontinued expense of €9 million	—	—	—	—	—	—

Net income (loss) on Discontinued Operations	19	—	19	(39)	—	(39)

Net income (loss) in accordance with U.S. GAAP	113	(91)	22	(245)	10	(235)

Basic and diluted earnings (loss) per share:
Continuing operations	0.69	(0.67)	0.02	(1.51)	0.07	(1.44)
Discontinued Operations	0.14	—	0.14	(0.29)	—	(0.29)
Total basic and diluted earnings (loss) per share	0.83	(0.67)	0.16	(1.80)	0.07	(1.73)
Weighted average number of common shares outstanding under U.S. GAAP (in thousands):
Basic	136,190	—	136,190	136,190	—	136,190
Diluted	136,190	—	136,190	136,190	—	136,190
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with Finnish GAAP	1,379	—	1,379	1,024	—	1,024
U.S. GAAP adjustments:
a) Business combination, net	81	—	81	75	—	75
b) Purchase accounting, net	(35)	—	(35)	(41)	—	(41)
c) Amortization of goodwill	63	—	63	110	—	110
d) Impairment of goodwill	—	—	—	(12)	(18)	(30)
e) Impairment of brand names	—	—	—	(13)	—	(13)
f) Fair value of financial derivatives	27	—	27	3	—	3
g) Pension surplus refund	(1)	—	(1)	(0)	—	(0)
h) Employee benefit plans	(59)	—	(59)	(52)	—	(52)
i) Restructuring costs	—	—	—	30	—	30
j) Written put option on subsidiary shares	—	—	—	(5)	—	(5)
k) Investments	3	—	3	6	—	6
m) Repurchase commitments	—	—	—	(3)	—	(3)
n) Treasury stock	(1)	—	(1)	(1)	—	(1)
o) Translation difference	(47)	—	(47)	(70)	(2)	(72)
p) Fees for bond exchange	—	—	—	—	—	—
q) Valuation allowances for deferred tax assets	—	(91)	(91)	—	(48)	(48)
r) Discontinued Operations	—	—	—	2	—	2
Deferred tax effect of U.S. GAAP adjustments	9	—	9	13	—	13

Shareholders’ equity in accordance with U.S. GAAP	1,419	(91)	1,328	1,066	(68)	998

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

METSO

Notes to Consolidated Financial Statements — (Continued)

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

     Upon adoption of SFAS 142 as of January 1, 2002, Metso completed the transitional impairment test and concluded that there was no impairment of goodwill or identifiable intangibles with indefinite lives. Metso also completed this annual impairment test as of September 30, 2002 and no impairment in the carrying value was recorded as a result of those tests. In 2003, as a result of tightened competition, reduced demand in certain market areas and the development of exchange rates, especially the impact of the weakened U.S. dollar, the operating profits of Metso Minerals operations were lower than expected. As of September 30, 2003, upon completion of the first step of the annual impairment assessment, based on updated forecasted plans approved by the Board of Directors, it was determined that a potential risk of impairment existed, since the carrying values exceeded the fair values of certain Metso Minerals’ reporting units. The second step of the impairment test compared the implied fair value of these reporting units goodwill to the corresponding carrying value of goodwill. The outcome of the second step was that the carrying value of goodwill of such reporting units exceeded the implied fair value of the goodwill by €224 million (as restated, see below). Accordingly, an impairment loss of this amount was recognized.

     Concurrently, Metso performed an impairment assessment of its goodwill under Finnish GAAP, which resulted in an impairment loss of €205 million, see Note 11. The difference in the amount of the goodwill impairment under Finnish GAAP versus U.S. GAAP, adjusted for goodwill reversed in the business combination under U.S.GAAP, has been reported in the reconciliation of income statement and shareholders equity of Note 30. The business combination has been explained in Note 30 (a).

     In conjunction with the transition to IFRS, in 2004, the Company undertook a complete review of the defined pension benefit liability under IAS 19. In the course of this review, an error was detected in the purchase accounting related to the U.S. GAAP pension liability recorded in the acquisition of Svedala in 2001 (see note b) on purchase accounting). In order to correctly record this pension liability in accordance with U.S. GAAP, the balance sheet at the time of acquisition would have reflected an additional pension liability of €20 million, net of tax effect of €8 million, instead of a pension asset of €6 million, net of tax effect of €2 million, as reported prior to the restatement. The corresponding increase to goodwill would have been €26 million, which would have been allocated to the underlying reporting units in accordance with SFAS 142. The 2002 and 2003 financial statements, in accordance with U.S. GAAP, have been restated to reflect the impact of adjustments made to the pension assets and liabilities combined with the increase in goodwill from the Svedala acquisition in 2001.

In 2003, the Company recorded an impairment charge on its goodwill. After consideration of this additional goodwill, the impairment charge in 2003, under U.S. GAAP, would have been increased as a result of this additional goodwill. As a result, the restated U.S. GAAP income statement reflects an additional impairment loss of €18 million in 2003. The impact of this restatement on the U.S. GAAP financial statements has been summarised in Note 30 (see Note 30).

In the year ended December 31, 2004, Metso performed its annual impairment test and concluded that there were no indications of impairment.

METSO

Notes to Consolidated Financial Statements — (Continued)

     An analysis of goodwill by reporting segment under U.S. GAAP, as restated is given below:

	Paper	Automation	Minerals	Ventures	Discontinued	Total
	(€ in millions)
2003:
As of January 1, 2003	84	25	512	16	190	827
Translation difference	(11)	(1)	(18)	0	(6)	(36)
Increases	—	—	—	—	—	—
Impairment	—	—	(175)	—	(49)	(224)
Decreases	—	—	—	—	—	—

As of December 31, 2003	73	24	319	16	135	567

2004:
Translation difference	(3)	(1)	(6)	1	—	(9)
Increases	1	0	—	—	—	1
Decreases	—	(0)	(4)	—	(135)	(139)

As of December 31, 2004	71	23	309	17	—	420

An analysis of identifiable intangible assets under U.S. GAAP is given below:

				Order	Other intangible
	Brand Names		Customer Value	Backlog	assets	Total
			(€ in millions)
2003:
As of January 1, 2003	55		64	30	133	282
Translation difference	(3)		(1)	—	(3)	(7)
Additions	—		—	—	39	39
Decreases	(13	)(1)	—	—	(3)	(16)
Accumulated amortization expense	—		(24)	(30)	(84)	(138)

As of December 31, 2003	39		39	—	82 (2)	160

2004:
As of January 1, 2004	39		63	—	166	268
Translation difference	4		(0)	—	(1)	3
Additions	—		—	—	25	25
Decreases	(29)		(6)	—	(32)	(67)
Accumulated amortization expense	—		(30)	—	(80)	(110)

As of December 31, 2004	14		27	—	78 (2)	119

(1)	Impairment loss on brand names (see adjustment e) impairment of brand names).

(2)	Includes patents and licenses for a net book value of €32 million and €39 million for the years ended December 31, 2003 and December 31, 2004, respectively.
Brand names have been designated as intangible assets with an indefinite life under U.S. GAAP and, as such, have not been amortized. Under Finnish GAAP, brands continue to be amortized, for the reversal of amortization cost, see note b) on purchase accounting.
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

In connection with the preparation of the annual report on Form 20-F, an error was detected in the 2002 and 2003 financial statements regarding the application of the provisions for valuation allowances related to deferred tax assets as required by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). In accordance with FAS 109, the determination of the amount of a valuation allowance is based on the weight of all available evidence, both positive and negative. When negative evidence exists, such as cumulative losses for recent years as is the case in the Company’s U.S. operations, projections of future taxable income will generally not be sufficient to overcome the negative evidence of cumulative losses. When positive evidence exists, such as taxable income, as is the case in the Company’s German operations, the valuation allowance should reflect that amount which is more likely than not to not be realized within the statutory period over which the deferred tax asset may be utilized.

In order to correctly record the valuation allowance in accordance with FAS 109, an additional valuation allowance related to the Company’s U.S. operations of €91 million has been recorded as of December 31, 2002, with a corresponding increase to deferred income tax expense. In 2003, the consolidated balance sheet would still reflect substantially a full valuation allowance for the U.S. deferred tax assets; however, the amounts previously recognized in 2003 to increase this valuation allowance would have been recorded in the previous year as noted above. In addition, the amount previously recognized as a valuation allowance related to the German operations has been reversed in 2003. The impact of this restatement on the U.S. GAAP financial statements has been summarized in Note 30 (see Note 30).

Under Finnish GAAP, the balance sheet presentation of deferred taxes differs from the presentation requirements set forth in U.S. GAAP, see Note 8 for Finnish GAAP disclosure.

Under U.S. GAAP, the current and non-current deferred tax liabilities and assets are presented as a net current and as a net non-current amount, consistent with the classification of the related assets and liabilities having generated the deferred tax. The classification is made for each separate tax-paying component within each taxing jurisdiction. Following table presents the deferred tax assets and liabilities under U.S. GAAP according to the presentation prescribed by SFAS 109 Accounting for Income Taxes :

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