Form 20-F
period 2005-12-12
METSO CORP
filed 2006-03-15
CIK 1013626

As filed with the Securities and Exchange Commission on March 15, 2006.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2005
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14400
METSO CORPORATION
(Exact name of Registrant as specified in its charter)
The Republic of Finland
(Jurisdiction of incorporation or organization)
P.O. Box 1220
FI-00101 Helsinki
Finland
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Shares, nominal value €1.70 each, represented by American Depositary Shares	New York Stock Exchange, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of shares, nominal value € 1.70 each, outstanding on December 31, 2005: 141,654,614
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorted period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☑

(i)

(ii)

Page
Item 16B. Code of Ethics	78

Item 16C. Principal Accountant Fees and Services	78

Item 16D. Exemptions from the Listing Standards for Audit Committees	79

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	79

PART III

Item 17. Financial Statements	80

Item 18. Financial Statements	80

Item 19. Exhibits	81
EXHIBIT 1.1
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 13.2

(iii)

INTRODUCTION
     In this annual report, the “Company,” “Metso Corporation,” “Metso,” “Group,” “we,” “us” and “our” refer to Metso Corporation or Metso Corporation and its consolidated subsidiaries, as the context may require. As used herein, the term “Finnish State” refers to the Republic of Finland.
CURRENCY PRESENTATION
     We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. As used in this annual report:
•	“euro,” “ €” or “EUR” means the lawful currency of the member states of the European Union (the “EU”) participating in the EU’s Economic and Monetary Union;

•	“U.S. dollar,” “U.S.$” or “USD” means the lawful currency of the United States of America;

•	“pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“Canadian dollar” or “CAD” means the lawful currency of Canada;

•	“South African rand” or “ZAR” means the lawful currency of the Republic of South Africa; and

•	“Swedish krona” or “SEK” means the lawful currency of the Kingdom of Sweden.
     Unless otherwise stated, euro amounts have been translated into U.S. dollars at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 30, 2005, which was €1.00 = U.S.$1.1842 (U.S.$1.00 = €0.8445). On March 14, 2006, the noon buying rate for the euro was €1.00 = U.S.$0.8316 (U.S.$1.00 = €1.2025).
FINANCIAL AND OTHER INFORMATION
     Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU (herein referred to as “IFRS”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP, see Note 40 to our audited consolidated financial statements as of and for the years ended December 31, 2004 and 2005, included elsewhere in this annual report. See also “Item 3. Key Information — Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects — Principal Differences between IFRS and U.S. GAAP.”
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

(iv)

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

(v)

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
Selected Financial Data
     Our consolidated financial statements are prepared in accordance with IFRS, as adopted by the EU, which differs in certain significant respects from U.S. GAAP. There are no differences between IFRS applied by Metso, and IFRS as adopted by the International Accounting Standards Board (“IASB”). Until December 31, 2004, our consolidated financial statements were prepared in accordance with the Finnish Generally Accepted Accounting Principles (“FAS” or “Finnish GAAP”). When preparing our first financial statements under IFRS for the year ended December 31, 2005, we adjusted certain accounting and valuation methods applicable under Finnish GAAP in order to comply with IFRS. The comparative figures for the year ended December 31, 2004 reconciled to reflect these adjustments, except for certain exemptions as permitted by IFRS 1 “First time adoption of IFRS.” A reconciliation of IFRS to U.S. GAAP is set forth in Note 40 to our consolidated financial statements included elsewhere in this document. For a discussion of the principal differences between IFRS and U.S. GAAP, see also “Item 5. Operating and Financial Review and Prospects—Principal Differences between IFRS and U.S. GAAP.” Our shares are traded on the New York Stock Exchange in the form of American Depository Shares (“ADSs”). Each ADS represents one of our shares. Per share data has been translated into U.S. dollars per ADS where appropriate.
     The selected financial data set forth below as of and for the years ended December 31, 2004 and 2005 is a summary derived from our consolidated financial statements and should be read together with our consolidated financial statements and the notes thereto.

	For the year ended December 31,
	2004	2005
	EUR	EUR
	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in Accordance with IFRS
Net sales	3,602	4,221
Operating profit	199	335
Financial income and expenses, net	(59)	(43)

Profit on continuing operations before tax	140	292
Income taxes on continuing operations	18	(72)

Profit on continuing operations	158	220
(Loss) Profit on Discontinued Operations, net of taxes	(14)	17

Profit	144	237

Profit attributable to minority interests	1	1

Profit attributable to equity shareholders	143	236

Profit	144	237

Earnings per share from Continuing Operations (1)
Basic	1.16	1.57
Diluted	1.16	1.57

Earnings per share from Discontinued Operations(1)
Basic	(0.11)	0.12
Diluted	(0.11)	0.12

(1)

	For the year ended December 31,
	2004	2005
	EUR	EUR
Earnings per share from Continuing and Discontinued operations (1)	(in millions, except per share data)
Basic	1.05	1.69
Diluted	1.05	1.69

BALANCE SHEET DATA
Amounts in Accordance with IFRS
Total assets	3,570	3,904
Cash and cash equivalents	372	323
Net interest bearing liabilities	495	289
Equity attributable to shareholders	990	1,285

OTHER DATA
Amounts in Accordance with IFRS
Net cash provided by (used in) operating activities	261	164
Net cash provided by (used in) investing activities	312	(90)
Net cash provided by (used in) financing activities	(332)	(136)
Capital expenditures on fixed assets(2)	89	104
Cash dividends declared and paid per share (EUR )(3)	0.35	1.40
Cash dividends declared and paid per share (U.S.$)(3)(4)	0.47	1.66

	As of and for the year ended December 31,
	2001	2002	2003	2004	2005
	EUR	EUR	EUR	EUR	EUR
		(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in Accordance with U.S. GAAP
Income (loss) from continuing operations	127	3	(196)	57	178
Income (loss) from Discontinued Operations	0	19	(39)	17	1
(Loss) Gain on disposal of Discontinued Operations	—	—	—	(72)	18

Profit (loss)	127	22	(235)	2	197

Basic and diluted earnings (loss) per share from continuing operations (1)	0.93	0.02	(1.44)	0.42	1.27
Basic and diluted earnings (loss) per share from Discontinued Operations (1)	0.00	0.14	(0.29)	(0.41)	0.14

BALANCE SHEET DATA
Amounts in Accordance with U.S. GAAP
Total assets	5,275	4,520	3,996	3,697	4,055
Long-term liabilities	1,553	1,334	1,256	1,231	990
Shareholders’ equity	1,503	1,326	998	978	1,239

(1)	The average numbers of shares used in calculating this amount were as follows:

	Number of shares issued	Number of diluted shares
Year ended December 31,	and outstanding	issued and outstanding

2001	136,135,223	136,135,223
2002	136,189,704	136,189,704
2003	136,189,704	136,189,704
2004	136,189,704	136,192,037
2005	139,639,425	139,665,197

(2)	Excluding business acquisitions.

(3)	Dividends are generally paid after the decision by the annual general meeting held in the year following the year for which they are attributed to. The dividend for the year ended December 31, 2005 is the proposal of our Board of Directors to the annual general meeting to be held on April 4, 2006.

(4)	Amounts in euro have been converted into U.S. dollars at the noon buying rate on December 30 or 31, as the case may be, of the respective year solely for the reader’s convenience.
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

(2)

     The average noon buying rates have been calculated based on the noon buying rate for the last business day of each month or portion of a month during the relevant period. We are providing this information solely for the reader’s convenience. These are not necessarily the rates we used in the preparation of the financial statements, and we make no representation that euro could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.
     The following tables set forth the noon buying rate for the euro for each of the previous five years, the period from the beginning of the year 2006 until the latest practicable date and for each of the last six months (expressed in euro per one U.S. dollar):
Euro per U.S. Dollar

Year	Average	High	Low	Period End
2001	1.1711	1.1947	1.0488	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8782	0.9652	0.7938	0.7938
2004	0.8014	0.8474	0.7339	0.7387
2005	0.8064	0.8571	0.7421	0.8445
2006 (through March 14)	0.8308	0.8432	0.8139	0.8316

Calendar Period	Low	High
2005
September	0.7976	0.8326
October	0.8232	0.8393
November	0.8287	0.8571
December	0.8305	0.8548

2006
January	0.8139	0.8347
February	0.8264	0.8432
March (through March 14)	0.8314	0.8413

(3)

     The following tables set forth the noon buying rate for the U.S. dollar for each of the previous five years, and the period from the beginning of the year 2006 until the latest practicable date and for each of the last six months (expressed in U.S. dollars per one euro).
U.S. Dollars per Euro

Year	Average	High	Low	Period End
2001	0.8952	0.9535	0.8370	0.8901
2002	0.9492	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2006 (through March 14)	1.2036	1.2287	1.1860	1.2025

Calendar Period	High	Low
2005
September	1.2538	1.2011
October	1.2148	1.1914
November	1.2067	1.1667
December	1.2041	1.1699

2006
January	1.2287	1.1980
February	1.2100	1.1860
March (through March 14)	1.2028	1.1886
     Our shares are traded on the Helsinki Stock Exchange in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the U.S. dollar equivalent of the euro price of the shares on the Helsinki Stock Exchange and, as a result, are likely to affect the market price of our ADSs, which are traded on the New York Stock Exchange. We declare cash dividends in euro and then convert this amount to U.S. dollars for ADS holders. Therefore, exchange rate fluctuations will affect the U.S. dollar amounts that ADS holders receive.
     For a discussion of the effects of exchange rate movements on our operations, see “Item 5. Operating and Financial Review and Prospects—Foreign Currency Fluctuations.”
     Our foreign exchange risk management policy is focused on hedging foreign currency exposures related to firm sale and purchase commitments as well as net investments in foreign subsidiaries to the extent practicable. We have, to some extent, hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings and currency derivatives. Apart from forward foreign exchange contracts, options and currency swaps, as of December 31, 2005, we were not party to any other derivative foreign currency instruments. For a discussion of our foreign exchange risk management policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rates and Foreign Currency Exposure.”
Risk Factors
     The following describes the business risks, financial risks, operational risks and hazard risks that we have identified as being the most significant for our operations. We monitor these risks actively and seek to improve our procedures to minimize or mitigate any negative impact that these or other risk factors may have on our business, financial condition or results of operations.
     Effective internal controls are necessary for us to provide reliable financial reports. We devote significant attention to maintaining and improving procedures and controls in adherence with laws and regulatory requirements of jurisdictions where we operate. Our financial reporting is affected by changes in these regulations and the interpretations thereof.

(4)

     Despite our actions to manage and limit the effects of various risks, there can be no assurance that such risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations, or on the value of our shares and other securities.
Business Risks
Business Development Risks
     The long-term development of our business is affected by business development risks that are related to new markets and business potential and also involve risks related to the Metso brand and values. The planning and implementation of our business operations seeks to take into account development opportunities, new products and technological solutions, as well as different life cycle stages of our and our customers’ products and production plants.
     Business development risks also include risks related to mergers and acquisitions, which we seek to take into account by using “Metso Acquisition Process” (MAP), which was approved in the beginning of 2006 by our Executive Team, and through our due diligence process. The business to be acquired has to have the potential to fulfil both strategic and financial targets within a reasonable time after the acquisition. We also seek to take into account the risks related to the business to be acquired, including product liabilities, environmental responsibilities, and risks related to the reputation and personnel of the businesses to be acquired. Additionally, business development risks include the risks related to the supply and availability of natural resources, raw materials and power.
     The development of personnel competence and the utilization of personnel potential are critical for our business development. Therefore, we annually carry out an evaluation related to management resources, in which we assess Metso’s key executives, their possible deputies, successors and any necessary new management resources. We also monitor the age structure of our personnel to avoid risks related to people retiring. Our management is currently not aware of any risks related to the personnel’s age or scheduled retirement that would be material for Metso’s business development.
     While our management believes that our procedures relating to business development, mergers and acquisitions, and management resource evaluations are effective, there can be no assurance that such procedures are successful. The success of any merger or acquisition is also dependent on our management’s ability to successfully integrate such companies to our existing operations. Therefore, any failure in our processes described above could have a material adverse effect on our business, financial condition or results of operations.
Business Environment Risks
     Business cycles in the global economy and our customer industries influence the demand for our products, our financial condition and results of operations, especially in the short-term. Metso Paper and Metso Automation are affected by the development of the pulp and paper industry. In addition, Metso Automation is also affected by the energy, oil and gas industry cycles. Metso Minerals’ operations are dependent on the development of the mining, construction and civil engineering industries. Within the construction and civil engineering industries, the level of infrastructure investments is most significant for Metso Minerals. Our management believes that, in the long-term, the effects of business cycles are reduced by the geographical diversity of our operations and by the range of customer industries served. Also, new equipment orders tend to be more affected by business cycles than the demand for rebuilds and process improvements as well as aftermarket operations, for which our large global installed base offers a strong platform. Although we have actively striven to reduce the risks presented by business cycles through increasing our process life cycle-related operations and long-term cooperation with our customers, as well as increasing the flexibility of our cost base through outsourcing and focusing in our own operations on the assembly and manufacture of core components, there can be no assurance that business cycles will not continue to significantly affect the demand for our products, our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Business Overview.”
Market Risks
     Changes in customers’ demand affect our operations. Such changes may, among other things, relate to changes of customer companies’ strategy, product development and requirements, and environmental aspects of

(5)

their operations. For example, certain of Metso Paper’s customers are increasingly focusing on their core competence areas, such as the production of pulp, paper or board, and are outsourcing the mill service business to other companies. Metso Paper’s objective is to conclude long-term service agreements with these customers, whereby the main responsibility for process service is transferred to Metso Paper.
     Our competitors vary by business area and product. We aim to differentiate ourselves from competitors through quality, reliability, local presence and availability, as well as through providing high level of technological competence and long-term commitment to our customers. We aim for competitive advantage through continuous product development based on research and cooperation with our customers. In addition, we seek to operate flexibly and cost-efficiently in an effort to ensure our competitiveness.
     In order to serve our new customers better, we aim to increase our own manufacturing and assembly capacity of components in fast growing market areas, such as China, India and Brazil. In these areas, the products and services developed by new local competitors are also observed closely. Although our main competitors are still European and North American companies, certain Asian suppliers are providing solutions that are able to compete with their low prices. We seek to protect our products and intellectual property rights related to our business through patents and trademarks.
     While our management believes that our product and service range will keep pace with developing technologies and changing customer needs, there can be no assurance that new or enhanced products and technologies developed by current or future competitors will not reduce the competitiveness of our products, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—Business Summary” for a description of our significant competitors in each of our business areas.
Technology Risks
     Our technology risks are related to technological competence and research and technology development. In research and technology development, we utilize a project management model called “Metso Innovation Process,” in which a business plan is created for a new product or concept and its profitability is evaluated at different stages of the development process. The business plan defines responsibilities and roles for all elements of product development and launch, such as service, sales, industrial design and marketing, from the very beginning of the development process. The intellectual property rights and environmental aspects related to the product are also taken into account.
     Use of new technology may also increase our quality related costs (i.e., costs related to rework, scrap etc.) The quality related costs of Metso Paper represent approximately three to four percent of the business area’s net sales. Our objective for the 2006-2008 period is to further improve the quality of our operational processes and deliveries and to reduce these costs by 50 percent.
     While our management believes that our procedures relating to research and technology development activities are effective and sufficient in light of our operations and strategy, there can be no assurance that the new or enhanced products and technologies will improve our competitiveness or that we manage to reduce the quality related costs within Metso Paper as planned, or that the risks, if materialized, would not have a material adverse effect on our business, financial condition or results of operations.
Political, Economic, Cultural and Legislative Development Trends
     Both our operations and the operations of our customers are geographically widespread. Global political development, political unrest, terrorism and armed conflicts constitute risks to our operations. Our operations are also affected by cultural and religious factors, and by legislation – particularly different countries’ environmental legislation.
     Revision of the environmental legislation in various countries can often take a long time. We monitor laws that are under preparation and make an effort to anticipate their effects on our own business and that of our customers. However, unanticipated legislative changes may have adverse effects on our operations. This situation may arise, if, for example, a raw material that we use in our production or that is contained in subcontracted components is prohibited. In such cases, production costs may increase due to the development of alternative solutions. Tighter environmental legislation may also increase our manufacturing costs. However, it

(6)

may also provide opportunities for us to offer our customer industries new solutions that meet more stringent environmental standards.
     We have our own manufacturing and supplier networks in many developing countries. Also, the demand for our new machinery and equipment is increasingly coming from countries in Asia and South and Central America. Sudden political, economic and/or legislative changes in these countries could have a material adverse effect on our business, financial condition or results of operations. For example, China has a significant direct and indirect effect on our net sales and, hence, any sudden political, economic or legislative changes in China could, especially in the short-term, have a material adverse effect on our business, financial condition or results of operations. Our management believes that the risks related to these developing countries are reduced by our wide geographical and industry coverage as well as our more stable aftermarket operations in Europe and North America.
Phenomena Related to Climate Change and Environment
     We believe that emissions from our own production units are in compliance with the set permit limits. The risks related to climate change are accounted for in the planning of our power consumption and raw materials for our products. Our research and technology development aims to give appropriate consideration to increases in energy prices, and our goal is to reduce the energy consumption of our new products. Furthermore, in order to control disease-related risks, we provide our personnel with vaccinations.
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
Financial Risks
Liquidity
     We use cash and committed revolving credit facilities to protect our short-term liquidity. We manage our liquidity and financing costs by balancing the proportion of short-term and long-term loans. We also manage risks in the availability of funds and pricing in the long-term by diversifying funding between the money and capital markets and banks. Credit rating agencies assess our business and publish credit ratings. A lowering of our credit ratings could raise the financing costs of possible new loans taken, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the possible impact of credit ratings downgrades.
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
Currency Risks
     Exchange rate changes affect our business, although the geographical diversity of our operations decreases the significance of any individual currency. Exchange rate variations can have a direct effect on the prices of raw materials and production commodities purchased in non-domestic currencies and in the prices of end products for export, in which the invoicing currency is different from the currency of the manufacturing costs (transaction effect). More than one-half of our net sales originate from outside the euro zone. Alongside

(7)

the euro, the most important currencies used in invoicing are the U.S. dollar and the Swedish krona. When the net sales and results of our subsidiaries outside the euro zone are translated into euro, they may increase or decrease because of exchange rate changes even though no real change in such net sales or results has occurred (translation effect). Exchange rate movements may also affect our competitive position by weakening the cost competitiveness of our products as against those of our competitors’ products manufactured in another currency area.
     In accordance with our treasury policy, our operating units are required to hedge in full the currency exposures that arise from firm delivery and purchase agreements. In addition, the units can hedge anticipated foreign currency denominated cash flows by taking into account the significance of such cash flows, the competitive situation and other possibilities to adjust. We have operations in countries in which currency regulation affects the hedging of risks. The most important of these are Brazil and China. We conduct hedging operations in a centralized fashion through our corporate treasury. We have set upper limits on the open currency exposures of the corporate treasury, calculated on the basis of their potential profit impact. These limits cover net exposures from transfers between units and items arising from financing activities. Future foreign currency cash flows are hedged for periods, which do not normally exceed two years. Accordingly, the majority of future foreign currency cash flows related to the order backlog is hedged.
     The equity of our subsidiaries outside the euro zone is affected by exchange rate risks, which may lead to translation differences in our consolidated equity. We hedge these risks with respect to essential currencies in accordance with our treasury policy by using non-euro denominated loans and forward exchange agreements. Although our management believes that the measures we have taken to hedge our exposure to exchange rate fluctuations are currently adequate, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on our business, financial condition or results of operations. For a discussion of our foreign exchange risk management policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rates and Foreign Currency Exposure.”
     In addition, a non-euro investors’ base currency return on an investment in our shares may be affected by any change of the euro against the investor’s functional currency. The value of dividends and other distributions paid in euro and the value of the shares quoted on the Helsinki Stock Exchange in euro could increase or decline as a result.
Credit Risks and Other Counterparty Risks
     Our operating units are primarily responsible for credit risks pertaining to sales activities. Our business areas determine the guidelines for delivery and payment terms granted to customers, their supervision and enforcement, which are then implemented at the business line and operating unit level. Large projects also require corporate level handling. Our corporate treasury provides centralized services related to customer financing and seeks to ensure that the principles of our treasury policy are adhered to with respect to terms of payment and the required collateral.
     When investing cash assets and making derivative contracts, our corporate treasury only accepts counterparties that fulfill the credit rating criteria defined in our treasury policy or counterparties separately approved in advance by our Board of Directors. With respect to investments, derivative contracts and borrowing, we have set counterparty-specific limits to avoid large risk concentrations.
     We have agreed on extended payment terms with selected customers. In establishing credit arrangements, our management is required to assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectibility of such trade receivables, which could result in a write-off of these balances in future periods and could have a material adverse effect on our business, financial condition or results of operations.
     Our ability to manage our trade receivables exposure, customer financing, risk concentrations and financial counterparty-related risks depends on a number of factors, including our capital structure, market conditions affecting our counterparties and our ability to mitigate exposure on acceptable terms. The risks related to individual customers or other counterparties are generally not significant compared to the magnitude of our business, and we aim to reduce customer risks by exact sales contracts, payment terms and collateral arrangements, as well as by effective bid/quotation control procedures. However, there can be no assurance that we will be successful in managing the risks connected with our trade receivables exposure, customer financing,

(8)

risk concentrations and financial counterparties, which could have a material adverse effect on our business, financial condition or results of operations.
Internal Controls
     Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent and detect fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be negatively affected.
     We devote significant attention to establishing and maintaining effective internal controls. We are in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in connection with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments as from the financial year ending December 31, 2006. We are also in the process of testing our internal controls in connection with Section 404 requirements. We already have, as part of these processes, identified a number of areas for further attention and improvement. The analysis and evaluation is currently underway, but we are not yet in a position to determine the magnitude of the deficiencies that may be identified.
     We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could harm our financial results or cause us to fail to meet our reporting obligations. Any such failure could also adversely affect our assessment of the effectiveness of our “internal control over financial reporting” that will be required when Section 404 requirements become applicable to us. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and other securities.
Profitability Risks
     One of our key targets is to conduct profitable business. In large-scale projects and equipment transactions, there can be a risk, however, that the actual costs of the transaction cannot be estimated accurately enough in the offer stage, and, therefore, it may not be possible to determine the appropriate transaction price for us or to assess whether the market price level or our cost competitiveness are sufficient to conclude the transaction.
     To manage risks related to pricing, our businesses apply various quality systems, operating guidelines and profitability analyses that take into account, among other things, the product to be sold, the customer and the payment terms. We also utilize internal approval procedures in which pricing authorizations are linked with transaction values are in project and product pricing.
     While our management believes that our procedures to mitigate such risks are adequate, there can be no assurance that the risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.
Business Interruption Risks
     Risks related to the management of raw materials, suppliers and subcontractors are significant for us. The delivery problems of raw material producers can influence the price and availability of the raw materials used in our products. Thus, procurement costs may increase and delivery lead-times lengthen.
     Critical raw materials include steel and scrap iron, for which the prices and availability may fluctuate and have an adverse effect on our operations. The global coverage of our businesses and suppliers is expected to reduce the effect of any local disturbances. We aim to make long-term supply contracts to reduce the effects of short-term price volatility or availability issues. In addition, whenever possible, we seek to identify replacement suppliers in order to manage risks related to a single supplier. However, this is not always possible. For example, a raw material used by Metso Minerals in manufacturing wear parts for crushers is virgin manganese for which the supply is mainly limited to South Africa. Delivery problems facing local producers or political or legislative changes in South Africa can affect the availability of manganese, which may have an adverse effect

(9)

on the wear parts business of Metso Minerals. We seek to manage this risk by maximizing the use of recycled manganese.
     Indirectly, changes in the prices of electricity, oil and metals may have a material adverse effect on our business, financial condition or results of operations, if they decrease our customers’ willingness to invest. See “Item 4. Information on the Company—Raw Materials.”
     Our risks related to the purchase of raw materials have decreased in recent years because we have increasingly focused on manufacturing core components only and assembly. On the other hand, outsourcing increases the importance of and risks related to our suppliers and subcontractors. We purchase the majority of product components from suppliers, for whom it is not necessarily possible to find alternative suppliers at short notice. The delivery problems of our subcontractors may also adversely affect our customer relationships and business. For example, Metso Paper has identified, with respect to its Finnish units, alternative subcontractors and raw material suppliers for all key components, and has also identified business bottlenecks. In 2005, these bottlenecks were mainly related to the capacity of the foundries. Corresponding identification was started in all our other business areas in 2005. Although we have continued to build a global supplier network and signed long-term contracts with our major raw material suppliers and subcontractors in an attempt to limit the purchasing risks related to availability and pricing of product components, there can be no assurance that such risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.
Project Activity Risks
     Our operations consist partly of large project deliveries to the pulp and paper industry and the mining industry. These deliveries can involve project-specific risks concerning delivery schedules as well as equipment start-up, capacity and end product quality. In some cases, project-specific risks may also arise from new technology included in the deliveries. The risks of individual projects are generally not significant compared to the entire scope of our business. Although we aim to reduce project-specific risks by assessing risk potential already at the offer stage, and by preparing for risks through the use of detailed terms and conditions in sales contracts and through quality management, there can be no assurance that such risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.
Contract and Product Liability Risks
     We are occasionally involved in product liability claims typical for companies in comparable industries. These claims are covered by an insurance policy with coverage of up to EUR 100 million per year, subject to applicable insurance conditions. We aim to minimize product liability risks by improving product safety through research and development investments, automation and customer training, and by detailed sales contract terms.
     Although our management believes that our insurance coverage is currently adequate to cover the liability risks, we may be held responsible for damages beyond the scope of our insurance coverage, which could have a material adverse effect on our business, financial condition or results of operations.
Hazard Risks
     Hazard risks include occupational health and safety-related risks, personnel security risks, environmental risks, fire and other disasters, natural events and premises security risks.
     We have taken precautions against hazard risks by means of occupational health and safety guidelines, certification principles, travel safety instructions, rescue planning and premises security instructions. We have also sought to take into account the existence of such risks in our insurance program. However, there can be no assurance that these risks, if materialized, would not have a material adverse effect on our business, financial condition or results of operations.
Major Shareholders May Exercise Their Influence to Detriment of Other Shareholders
     See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the impact of the ownership interest of the Finnish State in the Company.

(10)

Item 4. Information on the Company.
Organization
     Metso Corporation is a stock corporation organized in the Republic of Finland under the Finnish Companies Act. Metso Corporation’s registered office is located at Fabianinkatu 9A, P.O. Box 1220, 00101 Helsinki, Finland; telephone +358-20-484-100. Our agent for the U.S. federal securities law purposes is Metso USA, Inc., located at 2900 Courtyards Drive, Norcross, Georgia 30071, the United States.
History and Development of the Company
     Metso was created as the result of the merger of Valmet and Rauma in July 1999. The new combined company was initially given the name Valmet-Rauma Corporation. The name was changed to Metso Corporation in August 1999.
     Valmet traces its origins back to the industrial plants established in the 1920s and 1930s to meet the needs of the Finnish Armed Forces. These industrial plants were joined to form a conglomerate, which was formally incorporated as a limited liability company in 1950. During the 1950s, it began to broaden its product range to accommodate the demands of a market economy. Valmet delivered its first paper machine in 1953. From its establishment in 1950 until its initial public offering in 1988, Valmet was wholly owned by the Finnish State and other Finnish State entities. As of March 14 2006, the Finnish State owned 11.1 percent of the outstanding share capital of Metso Corporation.
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
     In September 2001, Metso Corporation acquired Svedala, a global supplier of products and services for the rock and mineral processing industry based in Sweden. Svedala was integrated in the Metso Minerals business area. A public offer to acquire all the shares in Svedala was made in June 2000, and the acquisition was completed on September 14, 2001 after the competition authorities of the European Union and the United States gave their approval to the acquisition.
     For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestments.”
Strategy
     In August 2005, we launched a new strategy of profitable growth for the years 2006-2008, and announced our related financial targets. Based on this new strategy, our management focus is shifting from restructurings to profitable growth.
     Our purpose, engineering customer success, combines our strong engineering know-how and our customers’ success. Customer satisfaction is the prerequisite for our growth. Our customers are industrial companies that expect their machinery and equipment suppliers to show long-term commitment and to assume responsibility for delivered processes. Our customers’ investments are typically large and have long life cycles. Investments should yield a sufficient return on capital, which can be enhanced by cooperation between Metso and its customers throughout the process life cycle. Our customers operate globally and expect their suppliers to be present locally. Our strong network enables us to serve our customers on all continents. We strive to produce increasingly competitive and efficient solutions, equipment and services, based on close customer cooperation, technology and process expertise. Our strengths also include well-known product brands and a good reputation. Our vision is to become the industry benchmark. This challenges each of our employees to reflect what he or she can personally do to meet the expectations of our customers, colleagues and shareholders better. For us,

(11)

becoming the industry benchmark means that our solutions meet the customer needs the best, we are the market and technology leader in our target markets, we are the leading company in operational excellence, we are the preferred employer and we generate the best shareholder value in our peer group.
     Our strategic goals are based on our purpose statement, values and ethical principles. Strategic goals form the roadmap that guides us towards our vision. The strategic goals relate to customer satisfaction and operational excellence. Customer satisfaction includes solutions that meet the needs of our customer the best throughout the process life cycle, a customer-oriented approach in all operations and a strong local presence globally as well as leading technology. Operational excellence includes continuous improvement in productivity and quality, world-class business, management and people processes, profitability and growth exceeding our peers and providing a great place to work. The strategic goals form a permanent foundation on which our short-term management agenda is built.
Management Agenda
     Our management agenda defines the focus areas and priorities in customer satisfaction development and operational excellence, which are required to attain profitable growth. Our growth will support the sustainable profitability development and strengthen our market leadership position.
     The key focus areas in customer satisfaction are: to strengthen our leading position in all our market areas, to complement life cycle offering both through our own development and by complementary acquisitions, and to develop closer customer relationships by bringing sales, purchasing and manufacturing closer to our customers. This is especially true in the emerging markets of Asia, South America and Russia.
     Our key focus area in operational excellence is continuous improvement of productivity and quality. Our focus will, in particular, be in the development of world-class global business processes and systems enabling organic growth. Another focus area is to develop supply chain management to improve flexibility, cost competitiveness and quality.
     In implementing the management agenda, we will rely on hands-on leadership and the results will be regularly monitored. We will also ensure that we have the right people in the right tasks, and that the competences and knowledge are constantly developed. All our business areas have their own specific management agenda which forms a basis for the concrete business area, business line and unit level action plans and programs.
Financial Targets for the 2006-2008 Strategy Period
     Our progress in implementing the profitable growth strategy is reflected against the financial targets, among other indicators. The key indicators of our financial performance in the 2006-2008 strategy period are: growth in net sales, return on capital employed (ROCE-%) and operating profit margin (EBIT-%). Inasmuch as the level of capital employed varies between our business areas, it is important to monitor both ROCE-% and EBIT-% simultaneously when evaluating our financial performance.
     In the 2006-2008 strategy period, we target approximately ten percent annual growth in net sales. We expect to attain approximately one-half of the growth organically, and the remainder through complementary acquisitions. Our profitability target is a nine percent operating profit margin at the end of the strategy period. Moreover, we seek a return on capital employed exceeding 15 percent regardless of the business cycle. In case of a favorable demand situation, we target our annual return on capital employed to clearly surpass 15 percent.
     It is strategically important for us to regain and retain a solid investment grade credit rating status. Consequently, gearing (i.e., the ratio of net interest bearing liabilities to shareholders’ equity) and free cash flow (calculated as operating cash flow minus capital expenditures on fixed assets plus proceeds from sale of fixed assets) among others, are monitored. The business area-specific operating profit margin targets towards the end of the strategy period in 2008 are: over eight percent for Metso Paper, over 11 percent for Metso Minerals and over 12 percent for Metso Automation. No medium-term operating profit margin target has been set for Metso Ventures. We expect to reach our strategic and financial targets through implementing hundreds of operational measures, programs and action plans.
     At Metso Paper, for instance, determined efforts to halve quality related costs are under way. At present, quality costs account for three to four percent of Metso Paper’s net sales. The forming of a separate

(12)

Service business line as of the beginning of 2006 enables a more focused range of aftermarket products and services to be developed. See “–Corporate Structure” below for a more detailed discussion. Our aim is to increase the net sales of the aftermarket business by over EUR 100 million in the 2006–2008 strategy period. Production and purchasing are being strengthened in the rapidly growing Asian and South American markets. For example, in China, Metso Paper is planning to strengthen its presence by acquiring Shanghai-Chenming Paper Machinery Co. Ltd, a Chinese manufacturer of paper machines. An agreement concerning the proposed acquisition was signed in February 2006, and the finalization of the transaction is subject to the approval by the Chinese authorities.
     In February 2006, Metso Paper and Aker Kvaerner signed a letter of intent concerning the proposed acquisition by Metso of Aker Kvaerner’s Pulping and Power business. If completed, the transaction would expand our product offering within the fiber business. Furthermore, our Tissue business line has been going through a major restructuring and product range renewal. As a result of these restructurings, one key goal for Metso Paper in 2006 is to have the Tissue business line reach a break even level.
     Metso Minerals is developing global procurement and logistics to enable its global network to serve customers as efficiently as possible. By providing new life cycle services, the payback period of customer investments is expected to be reduced and the production capacity utilization rate and the quality of the end product will be improved.
     In order to improve the productivity and to strengthen Metso Minerals’ principal production plants, we aim to expand both our in-house production and our subcontractor networks. Capitalizing on a good market situation also requires more efficient management of the sales process. Metso Minerals is also actively searching for potential complementary acquisitions.
     Metso Automation’s good, sustained profitability level is now being utilized in an effort to achieve future growth. We intend to recruit approximately 100 new employees primarily in Asia, Russia and South America in sales and service duties during 2006. Growth will also be sought in these regions by enhancing the use of local partners in both engineering and maintenance. Investments supporting growth are estimated to weaken Metso Automation’s operating profit margin to some extent in 2006, as their effects will not be immediate. Metso Automation is also actively seeking potential complementary acquisitions.
     Achieving the corporate-level operating profit margin target of nine percent towards the end of the 2006–2008 strategy period, requires that our business areas successfully complete their ongoing development programs and that the market demand is at least as favorable as in 2005. We are also continuing efforts to decrease the negative impact of cyclicality on our financial performance. During low stages of the business cycle, our target is that our operating profit margin is at least six percent.
Financial Targets for 2006
     Based on our strong order backlog and the currently favorable market situation, we estimate that, in 2006, Metso Corporation’s net sales will grow by over ten percent and operating profit will clearly surpass the operating profit in 2005. Metso Paper will continue its efforts to improve its operational excellence and the business area’s operating profit margin target is six percent for the year 2006. The operating profit margin target for Metso Minerals is ten percent for the year 2006. Inasmuch as Metso Automation aims to scale up its investments in growth in 2006, the operating profit margin target for Metso Automation for the year 2006 is 11 percent. Metso Ventures’ operating profit margin target for the year 2006 is six percent.
Corporate Structure
     We are a global engineering and technology corporation headquartered in Helsinki, Finland. We serve our customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. Our business areas are global in scope with operations in over 50 countries. Our principal production plants are located in Brazil, China, Finland, France, Germany, India, Italy, South Africa, Sweden, the United Kingdom and the United States. As of December 31, 2005, approximately 38 percent of our employees were based in Finland.

(13)

     Our operations are currently organized into the following four business areas:
•	Metso Paper designs, develops and delivers processes, machinery, equipment and related know-how and aftermarket services to the pulp and paper industry. Metso Paper’s offering extends over the entire life cycle of the process covering new lines, rebuilds and various services. It operates under five business lines: Fiber, Paper & Board, Finishing, Tissue and Service.

•	Metso Minerals designs, develops and manufactures equipment and total solutions as well as aftermarket solutions for rock and minerals processing industries through its four business lines: Crushing and Screening, Minerals Processing, Wear Protection and Conveying and Recycling.

•	Metso Automation designs, develops and supplies both process automation and field solutions for automation and information management in selected process industries through its two business lines: Process Automation Systems and Field Systems. All Metso Automation’s operations in North America are conducted by a separate North American business unit. Metso Automation’s operations cover the three principal areas of process automation: (1) automation and information management application networks and systems and life cycle services, (2) flow control solutions, automated and manual control valves, and (3) process measurement solutions and analyzers.

•	Metso Ventures main businesses are Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive. Metso Panelboard develops and supplies complete production lines for the panelboard industry. Foundries manufacture castings for various engineering industry needs. Metso Powdermet develops materials technology and component solutions for our customer industries and us. Valmet Automotive is an independent contract manufacturer of specialty cars.
     The chart below depicts the current structure consisting of the four business areas described above:
     Our current corporate structure is a result of the restructurings described below: In November 2002, the Converting business, previously part of Metso Paper, was transferred under Discontinued Operations after a memorandum of understanding regarding its sale was signed. The divestment was completed in January 2004. In March 2004, after Chemical Pulping line and Mechanical Pulping business lines were combined into one Fiber business line, Metso Paper’s operations were divided into four business lines: Fiber, Paper, Tissue and Board. Since the beginning of 2006, Service and Finishing businesses were separated into own business lines, and Metso Paper currently operates under five business lines: Fiber, Paper & Board, Finishing, Tissue and Service. The purpose of the change is to strengthen customer service and to clarify decision-making with special focus on engineering, production, procurement and high-quality management of customer projects.
     In September 2003, Metso Minerals’ operations were divided into six business lines: Crushing and Screening, Minerals Processing, Wear Protection and Conveying, Compaction & Paving, Recycling, and

(14)

Drilling. In June 2004, we divested the Compaction & Paving business and, in December 2004, the Drilling business. As a result, Metso Minerals currently consists of four business lines.
     Since August 2002, the Metso Automation business area has consisted of two business lines: Process Automation Systems and Field Systems, which are supported by a separately managed North American business unit.
     Prior to the transfer of Metso Panelboard into Metso Ventures in 2002, the business area was comprised of Metso Engineering and Valmet Automotive. Since the transfer, the business area was reconstructured to comprise of four businesses: Metso Panelboard, Metso Drives, Metso Powdermet and Valmet Automotive. Metso Drives and Metso Powdermet were formerly part of Metso Engineering, similarly to Metso Works and Metso Hydraulics, which have now been sold. In October 2003, three foundries, two of which were formerly part of Metso Paper and one of Metso Minerals, were transferred to the Metso Ventures business area, creating a fifth business within the business area, called Foundries. After that Metso Ventures comprised of five businesses: Metso Panelboard, Metso Drives, Foundries, Metso Powdermet and Valmet Automotive. On April 8, 2005, we sold Metso Drives to the funds managed by private equity investor CapMan of Finland.
     The financial information as of and for the year ended December 31, 2005 discussed in this annual report has been restated to reflect the changes in our structure described above. The Converting business has been reported as a separate segment under Discontinued Operations until its final divestment to Bobst Group SA of Switzerland in January 2004. We completed the divestiture of our Compaction & Paving business to Altor, a Nordic private equity investor in June 2004 and our Drilling business to Terex Corporation of the United States in December 2004. In April 2005, we completed the divestiture of Metso Drives to the CapMan funds. These divested businesses are also reported under Discontinued Operations.
     As a part of the 2005 strategy process, we studied various alternative corporate structures, including the potential separation of Metso Minerals. In August 2005, our Board of Directors decided to commission a more detailed feasibility study to assess these alternatives.
     In February 2006, our Board of Directors decided that the current structure of Metso would be kept intact. The principal reasons for the decision of the Board of Directors were the rapid sales and profitability growth in Metso Minerals and Metso Automation together with good growth opportunities provided by a favorable market outlook, as well as the ongoing positive development of Metso Paper including the potential acquisition of Aker Kvaerner’s Pulping and Power business. Our Board of Directors considered it important that our management focuses on the execution of the profitable growth strategy launched in August 2005. Our Board of Directors continues to believe that the current Metso structure provides for now the best potential for further creation of shareholder value. In addition to internal resources, our Board of Directors was advised by Goldman Sachs and other external advisors.
Business Summary
Net Sales by Geographic Area
     In 2005, we had total net sales of EUR 4,221 million (USD 4,999 million), of which approximately 92 percent were accounted for by exports from Finland and sales by international operations, and an operating profit of EUR 335 million (USD 397 million). As of December 31, 2005, our total assets amounted to EUR 3,904 million (USD 4,623 million), and we had 22,178 employees worldwide.

(15)

     The following table sets forth our total net sales by geographic area for the two most recent years:

	Year ended December 31,
	2004	2005
	(EUR in millions)
Finland	312	352
Other Nordic countries	301	484
Other European countries	888	1,064
North America	757	889
South and Central America	286	485
Asia-Pacific	829	735
Rest of the world	229	212

Total	3,602	4,221

Metso Paper
     Metso Paper is one of the world’s leading suppliers of equipment and machinery for the pulp and paper industry. Metso Paper provides machines for the production of paper of all printing grades, board and tissue. We develop and deliver, rebuild and service paper, board and tissue machines, paper finishing machines and related air systems. We also develop and deliver equipment and designs plants for the production of chemical and mechanical pulp and recycled fiber as well as provide service to the plants. Spare and wear parts supply, process improvements and optimization are central to our aftermarket activities. Process improvements are expected to be an increasingly important source of revenue as pulp and paper mills strive to enhance process efficiency and meet higher environmental standards. Our customer service activities include start-up assistance, training, corrective, preventive and predictive maintenance programs as well as operations support.
     The following table sets forth certain financial data regarding Metso Paper for the two most recent years:

	As of and for the year ended December 31,
	2004	2005
	(EUR in millions, except personnel data)
Net sales(1)	1,559	1,702
Operating profit(2)	48	91
Capital employed	323	329
Gross capital expenditure	33	34
Research and development	50	51
Order backlog	946	1,267
Personnel	8,660	8,201

(1)	Includes net sales to Metso’s other business areas of EUR 9 million and EUR 10 million for the years ended December 31, 2004 and 2005, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 39.8 million and EUR 3.2 million for the years ended December 31, 2004 and 2005, respectively.
Products and Services
     Fiber. Metso Paper delivers environmentally sound fiber lines, processes and production equipment as well as related aftermarket activities for both the chemical and mechanical pulping technologies. Chemical pulp is used for high-quality paper products primarily due to its strength, printability and ability to maintain brightness. Mechanical pulp is used primarily for newsprint and magazine papers and certain paperboard grades. Metso Paper has the capability and product offering for utilization of all different kind of recycled fibers for paper, board or tissue making. Metso Paper’s Fiber business line includes process equipment and service necessary for complete fiber plants. Metso Paper offers fiber producers technologies that significantly reduce the environmental impact of their operations.
     Paper & Board. Metso Paper delivers new paper and board machines and production equipment as well as offers machine rebuilds and service. The products also include new machines, machine rebuilds and

(16)

service for coating, calendering, winding and roll handling, and chemical handling equipment for paper mills. Coaters and calenders are used to give base papers certain properties, such as gloss or matt finishes and opacity. Winders are used to cut large paper rolls to smaller sizes to fit printing machines. Roll handling machines consist of roll wrapping and conveyor systems. Paper machines delivered by Metso Paper are among the largest and fastest in the world. A typical paper machine costs between EUR 50 million and EUR 100 million and produces from 200,000 to more than 400,000 tons of paper per year. These machines are designed to meet specific customer needs and are used to produce fine paper (for office stationery), newsprint, supercalendered and coated paper (for magazines and similar publications) and coated base papers (for brochures and art purposes). Metso Paper supplies board-making machines for all board and packaging grades, the most important grades being corrugated board, linerboard, folding boxboard and liquid packaging board. A typical board machine costs between EUR 30 million and EUR 100 million and produces from 200,000 to more than 600,000 tons of board per year. Some very extensive delivery scopes and subsequent contract prices may substantially exceed the amounts described above.
     Finishing. Metso Paper supplies surface treatment systems, air systems and roll finishing systems for paper and board manufacturing. The product range includes new equipment, rebuilds and process improvements.
     Tissue. Metso Paper delivers new tissue machines and production equipment as well as offers machine rebuilds and service. Metso Paper produces machines for manufacturing various types of tissue papers and continues to be a leading supplier of Thru-Air ™ technology for tissue production. During the past two years, Metso Paper has also successfully launched a more cost competitive Advance DCT product concept for smaller tissue paper operations. A typical tissue machine costs between EUR 7 million and EUR 35 million and produces from 10,000 to more than 70,000 tons of tissue paper per year.
     Service. Metso Paper provides a full portfolio of services and specialist support to the pulp and papermaking industry. The service includes spare part consumables, roll services, mill site services and mill maintenance. The aim is to support customer mills in maintaining production line competitiveness throughout the lifetime of the machinery.
Markets and Customers
     The following table sets forth the breakdown of Metso Paper’s net sales by geographic area for the two most recent years:

	Year ended December 31,
	2004	2005
	(Percent of total net sales)
Finland	12	12
Other Nordic countries	10	20
Other European countries	17	19
North America	19	19
South and Central America	5	7
Asia-Pacific	32	21
Rest of the world	5	2

Total	100	100

     Metso Paper’s products and services are sold to the pulp and paper industry throughout the world. Worldwide sales are handled through a network of our own sales companies, offices and local representatives. Orders typically require substantial down payments with the balance paid in installments. Project delivery times depend on the size and nature of the project and may be as long as two years.
     Metso Paper’s customers are located in a number of countries. In recent years, new paper machinery market has been the most active in China and pulp mill market in South America. Metso Paper has major production facilities in Finland and Sweden and a joint venture in China. We also have an assembly facility in Brazil, and in February 2006, we made an agreement to acquire a paper machinery factory in China. The finalization of the transaction is subject to approval by the Chinese authorities.
     As a major supplier to the pulp and paper industry, most of the significant pulp and paper producers are Metso Paper’s customers. Customers include large North American-based international groups, such as

(17)

Georgia-Pacific, International Paper, Kimberly-Clark, Procter & Gamble and Weyerhaeuser; European producers, such as M-real Corporation, Norske Skog, SCA, Stora Enso and UPM-Kymmene; and South American producers, such as Arauco and Suzano; as well as various companies located in Asia, such as April, Asian Pulp and Paper, Daishowa Paper, Hansol Oji, Shandong Chenming Paper Holding, Shandong Huatai Paper and Sun Paper Industry Group.
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
Competition
     In the paper machine industry, machinery is designed to meet specific customer needs. Paper, board and tissue machines are sold on the basis of machine technology, availability of reference machines for comparative purposes, delivery time, price and service ability. Metso Paper competes for machine sales based on these five factors. Our management believes that, based upon aggregate production capacity of paper machines sold, Metso Paper has been the world’s leading producer of large paper machines. Our management also believes that we occupy a strong position in the large paper machine rebuild markets as a result of our large installed base, advanced technologies and leading position in the new paper machine market. Metso Paper’s principal competitor in large paper machines and board making machine lines is the other major producer, Voith Paper Group of Germany. Mitsubishi of Japan is also a competitor but mainly in unit machines rather than total larger production lines. In tissue machines, the competitors include Andriz Corporation of Austria, Voith, Toscotec and Celli of Italy.
     Metso Paper’s principal competitors in the pulping industry are Andritz Corporation and Aker Kvaerner’s Pulping and Power business of Norway. In February 2006, Metso and Aker Kvaerner signed a letter of intent concerning the proposed acquisition by Metso of Aker Kvaerner’s Pulping and Power business. See “—Recent Developments” below and “Item 5. Operating and Financial Review and Prospects — Recent Acquisitions and Divestments” for more details. Competition within the pulping industry focuses on fiber quality and energy efficiency and recently also increasingly on complete plant delivery capability. In addition, environmental concerns affect competition as principal suppliers attempt to meet the increasing demand for environmentally friendly fiber. Within chemical pulping, the environmental focus is on totally chlorine-free and elemental chlorine-free production processes whereas in mechanical pulping focus is on recycled fiber production processes. Market leaders in the area of recycled fiber pulping technology include Voith and Black Clawson of the United States.
     In the Finishing business, i.e., in the delivery of calenders, coaters and air systems, the main competitors include Voith and Kusters of Germany.
     Competition in the aftermarket and service business comes partly from the principal global competitors Voith and Andritz but mainly from numerous smaller local or regional service providers such as Stowe Woodward of the United States. Customers also partly employ their own personnel to take care of the service activities. Service, for example initial spare parts, is often sold in conjunction with new paper and board machines or major rebuilds. Our management believes that Metso Paper’s service operations benefit greatly from synergies with other Metso Paper business lines which have the process and product knowledge.
Recent Developments
     In February 2006, Metso Paper made an agreement to acquire the entire share capital of Shanghai-Chenming Paper Machinery Co. Ltd, a Chinese manufacturer of paper machines. The company is currently owned by Shandong Chenming and Shanghai Heavy Machinery, and it is located in the Shanghai area in Jiading, China. The finalization of the transaction is subject to approval by the Chinese authorities. The transaction value will be published after the finalization of the transaction.
     In February 2006, Metso and Aker Kvaerner signed a letter of intent concerning the proposed acquisition by Metso of Aker Kvaerner’s Pulping and Power business. The acquisition is subject to, among

(18)

other things, completion of the due diligence process conducted by us, and signing of a final sale and purchase agreement. The parties aim to sign the final agreement by mid-April 2006. The final closing of the proposed transaction will require relevant regulatory approvals. The agreed cash and interest bearing debt free enterprise value is EUR 335 million, which is subject to closing adjustments.
Metso Minerals
     As a result of our restructurings described under “— Corporate Structure” above and the acquisition of Svedala in 2001 and its subsequent integration with Metso Minerals, Metso Minerals’ operations are today divided into four business lines: Crushing and Screening, Minerals Processing, Wear Protection and Conveying, and Recycling.
     Metso Minerals is globally a leading supplier of rock and minerals processing solutions and metal recycling systems. Aftermarket operations form an important part of Metso Minerals’ business, because crushing and processing rock and minerals require spare and wear parts continuously. In addition, we provide different types of aftermarket services for the life cycle of the equipment. Products are sold either through Metso Minerals’ own global sales organization or, in some product lines or markets, through a third party distributor network.
     Currently, the principal production plants of Metso Minerals are located in Brazil, China, Finland, France, Germany, India, South Africa, Sweden and the United States.
     The following table sets forth certain financial data regarding Metso Minerals, continuing operations (excluding the Compaction & Paving business and the Drilling business divested in 2004) for the two most recent years:

	As of and for the year ended December 31,
	2004	2005
	(EUR in millions, except personnel data)
Net sales(1)	1,366	1,735
Operating profit(2)	105	177
Capital employed	712	895
Gross capital expenditure	24	55
Research and development	9	11
Order backlog	560	852
Personnel	8,048	8,521

(1)	Includes net sales to Metso’s other business areas of EUR 1 million and EUR 2 million for the years ended December 31, 2004 and 2005, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 4.9 million and EUR 0.4 million for the years ended December 31, 2004 and 2005, respectively.
Products and Services
     Metso Minerals offers total solutions for customers in the aggregates, mining, minerals processing, civil engineering, cement, metal recycling and bulk materials handling industries as well as related aftermarket services through its four business lines. The product offering includes a wide variety of products with a large number of variations, types and models.
     Crushing and Screening. Metso Minerals’ Crushing and Screening business line offers equipment and solutions for rock and minerals’ crushing and classifying. It specializes in the design of entire crushing and screening plants, supplying not only stationary plants but also an increasing number of track and wheel-mounted mobile units. In addition, it supplies individual crushers, screens, feeders and conveyors as well as wear and spare parts. Furthermore, its offering includes complete, stationary or mobile recycling plants that are focused on retreating demolition and building debris, as well as old concrete and pavement materials. Within the aggregates industry, quarries and crushing contractors are among our key customer groups. Mining industry is also an increasingly important customer segment because the whole minerals liberation process is initiated by rock size reduction through crushing and screening.
     Minerals Processing. Metso Minerals’ Minerals Processing business line offers minerals liberation processes for the mining and minerals industries as well as related products, such as grinding mills, enrichment

(19)

and pyro processing equipment and slurry pumps. The business line also offers equipment for bulk materials handling, such as stackers and reclaimers, and other products needed in loading and unloading barges, ships and railcars. Furthermore, its offering includes aftermarket services, such as expertise in optimizing existing plants through automation, plant audits, plant upgrades, replacement parts and maintenance.
     Wear Protection and Conveying. Metso Minerals’ Wear Protection and Conveying business line’s products include grinding mill linings, screening media and other wear, impact, dust and noise protection products as well as conveyer belts and components. The products are primarily used for wear protection of products sold by our Crushing and Screening and Minerals Processing business lines.
     Recycling. Metso Minerals’ Recycling business line offers equipment and solutions needed for the recycling and sorting of scrap metals, such as metal shredders, shears, scrap shears and scrap baling presses.
Markets and Customers
     The following table sets forth the breakdown of net sales of Metso Minerals’ continuing operations (excluding the Compaction & Paving business and the Drilling business divested in 2004) by geographic area for the two most recent years:

	Year ended December 31,
	2004	2005
	(Percent of total net sales)
Finland	2	3
Other Nordic countries	9	7
Other European countries	29	25
North America	23	23
South and Central America	13	19
Asia-Pacific	14	15
Rest of the world	10	8

Total	100	100

     Metso Minerals’ customers include quarries, crushing contractors, civil engineering companies and the mining and cement industries as well as metal recycling operations. Recycle crushing represents a new and growing sector due to the worldwide increase of legislation regulating the disposal of construction debris. The price of rock crushing plants typically ranges from EUR 1 million to EUR 5 million, although it may be as high as EUR 15 million. The price of individual rock crushers ranges from EUR 15,000 to EUR 1 million. The price of a typical complete minerals processing plant delivery to the mining industry ranges from EUR 30 million to EUR 100 million.
Marketing
     In order to service our local markets and customers, Metso Minerals’ marketing is divided into eight market areas: Europe, Southern Africa, North America, South America, Asia-Pacific, China, India, and International. Metso Minerals has a number of sales companies in Europe, South America, Africa, Asia and Australia. Metso Minerals’ sales network offers the full range of products to the customer industries. In North America, Metso Minerals supports its sales operations through a network of local third party distributors.
Competition
     Competition in Metso Minerals’ business is fragmented, with few global manufacturers and numerous small, regional and local manufacturers. We believe that our competitive advantages include our global operations network, which allows us to meet the increasingly global needs of our customers, and the wide technologically advanced product range we offer. In crushing and screening, our major competitors are Astec of the United States, Extec of the United Kingdom, Sandvik of Sweden and Terex of the United States. In minerals processing, our major competitors include FLSmidth of Denmark, Krupp of Germany and Outokumpu Technology of Finland, depending on the product line and particular industry segment. In wear protection products and conveyor belts, our major competitors include Goodyear and Rubber Engineering of the United States and Isenmann Siebe of Germany. In recycling, our major competitors include Henschel and SWB of Germany and Newell-Riverside of the United States.

(20)

Recent Developments
     In January 2006, Metso Minerals’ industrial and office facility in Colorado Springs, Colorado, the United States, was sold to Charter Holdings Inc.
     In October 2005, the rubber manufacturing operation in Keokuk, Iowa, the United States, was discontinued and the facility was sold to the local management.
     In August 2005, we acquired Texas Shredder, Inc., a supplier of metal shredder products located in San Antonio, Texas, the United States. The sellers were a group of private investors led by Capital Southwest Corporation, a venture capital investment company. The acquisition price was approximately EUR 14 million.
     In November 2004, Metso Minerals’ Crushing and Screening business line decided to centralize its North American warehouse, logistics and customer service operations to Columbia, South Carolina and to strengthen its manufacturing capabilities in the United States. The decision will bring a modernization and expansion to the production facility opened in 1965. The value of the total investment is approximately EUR 5 million. In addition to a service center, the Columbia facility will also include an assembly line for mobile screens and crushing plants. The renewed plant consists of 203,000 square feet of production and office space on 40 acres of land and will be fully operational during 2006.
Metso Automation
     Metso Automation business area operates through two business lines: Process Automation Systems and Field Systems and a separate North American business unit. See “—Corporate Structure” above for a further explanation of our corporate restructurings.
     Metso Automation designs, develops, manufactures and maintains a wide range of technologically advanced process industry field devices and analyzers as well as process automation and information management applications and solutions. Metso Automation’s products are used to measure, monitor and control industrial processes in the pulp and paper as well as power, energy, and oil and gas industries. Metso Automation also specializes in several industry-specific automation applications and provides system integration services. Metso Automation is also one of the world’s leading manufacturers and suppliers of control and automated valves for the process industries in a large and fragmented global market. Metso Automation’s devices, applications, solutions and services are designed to improve customer process performance and profitability by increasing productivity, quality, process availability and eco-efficiency.
     Metso Automation has production plants in Finland and the United States as well as a manufacturing joint venture in China. Metso Automations’ four supply centers are located in Finland, France, Brazil and China. Metso Automation’s global sales operations are handled through a worldwide distribution network including local distributors and Metso Automation sales companies in 34 countries.
     The following table sets forth certain financial data regarding Metso Automation for the two most recent years:

	As of and for the year ended December 31,
	2004	2005
	(EUR in millions, except personnel data)
Net sales(1)	535	584
Operating profit(2)	69	81
Capital employed	135	125
Gross capital expenditure	6	11
Research and development	31	29
Order backlog	176	179
Personnel	3,267	3,169

(1)	Includes net sales to Metso’s other business areas of EUR 42 million and EUR 39 million for the years ended December 31, 2004 and 2005, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 13.7 million and EUR 0.8 million for the years ended December 31, 2004 and 2005, respectively.

(21)

Products and Services
     Metso Automation’s Process Automation Systems business line provides automation and information management application networks and systems and supporting life cycle services. The Field Systems business line provides various industries with flow control solutions, automated and manual control valves and positioners as well as specialty analyzers.
  Process Automation Systems
     The Process Automation Systems business line develops and maintains process automation technology for the pulp and paper industry as well as the power, energy, and oil and gas industries. The business line’s principal product is metsoDNA, or Dynamic Network of Applications. The metsoDNA solution offers flexible scalability and easy integration and compatibility with a plant’s other systems. MetsoDNA is based on the free networking of knowledge and information, control automation and embedded field control applications. The concept was first introduced in 1999, and it is constantly being developed by adding new industry and user-specific applications for process and information management, quality management, production tracking and asset management.
     In addition, key products of the Process Automation Systems business line are Sensodec systems for paper machine runnability and condition monitoring, and the PaperIQ Plus and PaperLab systems for paper quality management as well as IQInsight for paper machine wet end moisture measurement and DNAforesight for web break management system. In 2005, Metso Automation launched IQCaliper-L, a new optical caliper sensor that provides accurate paper profiles without the risk of paper sheet break or marking.
  Field Systems
     The Field Systems business line develops field systems for various industries, including pulp and paper, power, oil and gas, as well as smart, embedded measurement and control solutions, sensors and analyzers for special applications.
     The product offering of the Field Systems business line in the area of flow control valves covers a range of valves, including simple shut-off valves to complex control and automated valves and intelligent valve controllers. The business line also supplies industrial ball valves, butterfly valves and actuators, serving the process industries, commercial heating, ventilation and air conditioning, and original equipment manufacturer markets. The product names used for our valves are Neles and Jamesbury. The Field Systems business line also develops and manufactures intelligent digital positioners and actuators. A positioner transmits information to an actuator, which in turn operates a valve. Positioners and actuators are key components of control valves, and Metso Automation typically sells these components with their associated valves as a single unit.
     The product offering of the Field Systems business line for the pulp and paper industry includes Kajaani analyzers, sensors and sampling devices for sophisticated fiber and stock property measurements for a paper machine wet end management, and a wide selection of shear force, microwave and optical transmitters and sampling devices for pulp consistency measurements. Metso Automation is a leading global supplier of pulp and paper specialty analyzers, consistency transmitters and control valves. In 2005, the Field systems business line introduced kajaaniRotary, a new consistency transmitter based on an extremely sensitive torque-induced phase shift measurement, and kajaaniMAP Platform for multi-point, online analysis of freeness, fiber dimensions and shives content of mechanical, chemical or recycled pulps.
Customer Support Services
     Metso Automation has customer service units in 34 countries. These units, together with local representatives, form an extensive global service network that is also supplemented with remote control solutions. Integration of customers’ systems through communication networks with Metso’s global online service systems enables operations in accordance with our life cycle business concept. The expert center in Tampere, Finland, which was opened in 2001, can monitor online the performance of customers’ pulp and paper mills. In addition to fast diagnosis and problem solving, the service is designed to improve process availability and performance, resulting in higher efficiency and product quality. In 2002, the second expert center was opened in Atlanta, Georgia, the United States. The third expert center for power and process industry customers was opened in Tampere, Finland, in 2003.

(22)

Markets and Customers
     The following table sets forth the breakdown of Metso Automation’s net sales by geographic area for the two most recent years:

	Year ended December 31,
	2004	2005
	(Percent of total net sales)
Finland	19	20
Other Nordic countries	4	4
Other European countries	27	25
North America	28	28
South and Central America	4	4
Asia-Pacific	14	15
Rest of the world	4	4

Total	100	100

     The principal customers of the Process Automation Systems business line and the Field Systems business line are in the pulp and paper industry as well as in the power, energy, and oil and gas industries. In the pulp and paper industry, the customers of the Metso Automation business area and the Metso Paper business area are, in many cases, the same pulp and paper companies and mills.
Marketing
     Metso Automation’s devices, applications and solutions are sold individually, as upgrades and add-ons to existing systems, as integrated systems and as parts of the new machinery or process equipment installations. Automation applications and solutions are primarily sold by Metso Automation’s own worldwide sales organization. Metso Automation also markets conventional valve technology through distributors in North America.
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
Competition
     The process automation industry is highly competitive throughout the world. The principal competitors of Metso Automation are large and diversified multinational process automation and control system companies, such as ABB of Switzerland, Emerson and Honeywell of the Unites States, Invensys of the United Kingdom, Siemens AG of Germany, Voith and Yokogawa of Japan. The principal factors affecting competition include device and system reliability and availability, application expertise, technological advancement, ease of configuration and customization, engineering support, price and life cycle costs, customer support availability, reputation and references. Our management believes that Metso Automation is among the leading suppliers worldwide of special measurement and automation systems for the pulp and paper industry.
     Competition in the field systems area, especially in valve industry, is characterized by a large number of participants, many of which specialize in limited niche areas. Key competitors include Emerson and Flowserve of the United States. Our management believes that Metso Automation has a leading position in the supply of control valves to the pulp and paper industry worldwide.
Recent Developments
     In August 2005, Metso Automation closed its valve manufacturing factory in Chihuahua, Mexico.

(23)

Metso Ventures
     The Metso Ventures business area comprises four business lines: Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive. See “—Corporate Structure” above for a further explanation of our corporate restructurings.
  Metso Panelboard
     Metso Panelboard designs and supplies both entire production lines and individual equipment for the panelboard industry for producing medium density fiberboard (MDF), particle board and oriented strand board (OSB) as well as supporting aftermarket services. Products are developed to use a wide mixture of wood and fiber raw materials. The industry trend is to increasingly use low cost industrial wood residues, such as sawdust and recycled wood, as the main raw material source and, in some cases, non-wood natural fibers can replace wood fibers.
     Metso Panelboard is seeking growth in developing markets, such as China, Eastern Europe, Russia and South America. It is also aiming to increase the relative share of its aftermarket operations, particularly in Europe and North America, where it has a large base of installed machinery.
     The following table sets forth certain financial data regarding Metso Panelboard for the two most recent years:

	As of and for the year ended December 31,
	2004	2005
	(EUR in millions, except personnel data)
Net sales(1)	104	112
Operating loss(2)	(1)	(3)
Capital employed	(14)	16
Gross capital expenditure	1	1
Research and development	3	3
Order backlog	32	50
Personnel	264	281

(1)	Includes net sales to Metso’s other business areas of EUR 1 million and EUR 1 million for the years ended December 31, 2004 and 2005, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 0.7 million for the year ended December 31, 2004.
  Competition
     Metso Panelboard’s main competitors in complete production lines are G. Siempelkamp Group and Dieffenbacher-Group of Germany. Significant competitors in equipment supplies also include Andritz of Austria and Pallmann of Germany.
  Markets and Customers
     Metso Panelboard’s manufacturing operations are located in Finland, Sweden and Germany and products are sold globally. The main markets are Europe and Asia-Pacific, followed by South America as well as North America. Metso Panelboard has supplied its customers with over 900 panelboard production lines. Customers are panelboard manufacturers for the furniture and construction industry. Approximately 70 percent of the panelboard produced with equipment supplied by Metso Panelboard is used for furniture production. The main customers include Finsa Group of Mexico, Masonite Vanachai of Thailand, Krono Group of Switzerland, Masisa S.A. of Argentina, and Sonae Group of Portugal.

(24)

     The following table sets forth the breakdown of Metso Panelboard’s net sales by geographic area for the most recent two years:

	Year ended December 31,
	2004	2005
	(Percent of total net sales)
Finland	0	0
Other Nordic countries	2	4
Other European countries	35	57
North America	4	5
South and Central America	5	5
Asia-Pacific	51	29
Rest of the world	3	0

Total	100	100

  Marketing
     Products are marketed globally through Metso Panelboard’s sales network and sales agents. Our management believes that our ability to supply complete lines and our large installed base of machinery provide an advantage in the wood-based panel industry.
  Foundries
     Foundries within Metso Ventures consist of three foundries: two iron foundries, located in Jyväskylä, Finland and Karlstad, Sweden, which were previously a part of Metso Paper, and one steel foundry, located in Tampere, Finland, which was previously a part of Metso Minerals. Foundries manufacture castings for customers in several engineering industry segments.
     The following table sets forth certain financial data regarding Foundries for the two most recent years:

	As of and for the year ended December 31,
	2004	2005
	(EUR in millions, except personnel data)
Net sales(1)	75	82
Operating profit(2)	7	5
Capital employed	25	30
Gross capital expenditure	3	6
Research and development	0	0
Order backlog	28	45
Personnel	587	618

(1)	Includes net sales to Metso’s other business areas of EUR 34 million and EUR 32 million for the years ended December 31, 2004 and 2005, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 3.3 million and EUR 0.2 million for the years ended December 31, 2004 and 2005, respectively.
  Products and Services
     Foundries’ main products are castings, such as cylinders and rolls, ship’s engine blocks, crusher frames, crusher wear parts and consumables, wind turbine gear parts and propeller hubs.
     The combined annual capacity of Foundries is approximately 50,000 tons of steel and iron castings. Metso Paper and Metso Minerals also have foundries as part of their own operational structure and these foundries are mainly specialized on casted wear parts or consumables.
  Markets and Customers
     Foundries have operations in Finland and Sweden where their principal market is. The key customers include various engineering companies as well as wind and hydro turbine manufacturers. Major customers also

(25)

include Metso Paper and Metso Minerals. Approximately 40 percent of Foundries’ net sales are derived from customers within Metso.
     The following table sets forth the breakdown of Foundries’ net sales by geographic area for the most recent two years:

	Year ended December 31,
	2004	2005
	(Percent of total net sales)
Finland	70	72
Other Nordic countries	17	17
Other European countries	7	3
North America	3	4
South and Central America	1	1
Asia-Pacific	2	3
Rest of the world	0	0

Total	100	100

  Marketing
     Industrial castings are sold both by our own sales people and by sales agents.
  Competition
     The demand for the products of Foundries is dependent on equipment sales of its customers for which the castings are used. There is a wide range of competing foundries both in the Nordic countries and continental Europe. Competition comes also partly from foundries located elsewhere in the world, increasingly in lower-cost countries. As a result, Foundries are increasingly focusing on technologically more demanding castings.
  Valmet Automotive
     Valmet Automotive is an independent contract manufacturer of high-quality specialty cars with production facilities in Uusikaupunki, Finland. The production facilities consist of a body shop, paint shop, assembly shop and product development center. The production is done on a consignment basis, and Valmet Automotive is compensated for the assembly of each vehicle. Valmet Automotive is not required to purchase inventory, and its customers are billed partially in advance so as to limit Valmet Automotive’s working capital requirements. Our management estimates that the Uusikaupunki facilities have the capacity, given certain modifications and increased manpower, to assemble up to 100,000 cars per year.
     The following table sets forth certain financial data regarding Valmet Automotive for the two most recent years:

	As of and for the year ended December 31,
	2004	2005
	(EUR in millions, except personnel and vehicle data)
Net sales	40	78
Operating profit(1)	(13)	6
Capital employed	24	30
Gross capital expenditure	12	8
Research and development	2	1
Approximate number of vehicles assembled	10,051	21,233
Personnel	763	1,068

(1)	Includes a reversal of Finnish pension liability of EUR 10.4 million and EUR 0.4 million for the years ended December 31, 2004 and 2005, respectively.

(26)

  Products and Services
     Valmet Automotive produces and develops demanding specialty cars and can supply total niche car projects to OEMs (original equipment manufacturers).
  Markets and Customers
     Valmet Automotive’s current products are the Porsche Boxster and the Porsche Cayman cars for Dr. Ing.h.c.F.Porsche AG of Germany. Valmet Automotive’s current contract with Dr. Ing.h.c.F.Porsche AG is based on a frame agreement signed on October 24, 2001, with car production expected to continue at least until 2011 unless terminated by either party for certain specific reasons set forth in the frame agreement. Valmet Automotive continuously seeks a new car model to add to its production line to improve the capacity utilization of the plant.
  Competition
     Specialty cars of the type produced by Valmet Automotive are designed for very limited customer segments and production is to an increasing extent subcontracted to external manufacturers. Valmet Automotive is one of the principal manufacturers of convertibles and contract manufacturers of specialty cars in Europe. Valmet Automotive’s principal competitors are Karmann of Germany, Magna Steyr of Austria, and Bertone and Pininfarina of Italy.
     Management believes that Valmet Automotive’s principal competitive advantages are its high-quality and cost-efficiency, the competence of its personnel and its good readiness to manufacture new products. In December 2003, Valmet Automotive was granted one of the first ISO/TS 16949 quality certificates in the car industry.
  Recent Developments
     Due to the expiration of an agreement with Saab Automobile in April 2003 that provided for a second car model to be produced at the factory, Valmet Automotive did not have a sufficient order backlog to employ its entire personnel in 2003-2004. Manufacture of new generation of Porsche Boxster cars commenced in the third quarter of 2004. As a result, car-making volumes started to increase in the fourth quarter of 2004, and some of the personnel previously laid off were called back to work. At the end of 2004, slightly more than 750 persons were working and approximately 400 continued to be temporarily laid off. During 2005, Valmet Automotive started to manufacture Porsche Cayman in addition to Porsche Boxter. As a result, there were no employees temporarily laid off as of the end of 2005.
  Metso Powdermet
     Metso Powdermet designs, subcontracts the manufacture of and delivers machine parts based on powder metallurgy and other corresponding advanced manufacturing techniques. It also advises our other businesses in issues related to materials technology. Metso Powderment’s current main external project involves supplying powder metallurgy parts for the particle accelerator of the European Organization for Nuclear Research, or CERN, located in Switzerland. The need for new material solutions has grown since increased process speeds and efficiencies are placing more stringent demands in the strength and durability of machine parts. Additionally, new kind of wear and spare part solutions that are more durable and cost-efficient are being developed for the needs of the service and aftermarket business.
     Metso Powdermet’s net sales totaled EUR 11 million and EUR 14 million in 2004 and 2005, respectively. As of December 31, 2005, Metso Powdermet had 26 employees.
Discontinued Operations
     On April 8, 2005, we completed the divestiture of Metso Drives to private equity investor CapMan. Metso Drives, previously part of Metso Ventures, is reported as a separate entity under Discontinued Operations.

(27)

     On June 30, 2004, we completed the divestiture of our Compaction & Paving business, Dynapac, to Altor, a Nordic private equity investor. Dynapac was reclassified from Metso Minerals to Discontinued Operations.
     On December 31, 2004, the Drilling business of Metso Minerals, Reedrill, was divested and transferred to Terex Corporation of the United States. The business line was excluded from Metso Minerals and was reported as a separate entity under Discontinued Operations for the year ended December 31, 2004.
     In November 2002, we signed a memorandum of understanding with Bobst Group SA of Switzerland concerning the divestment of our Converting business. After the required competition authority approvals were received, the sale was completed on January 30, 2004. Converting business was excluded from Metso Paper in 2002 and was reported as a separate entity under Discontinued Operations for the year 2004 until its sale. See “—Corporate Structure” above for a further discussion of our corporate restructurings.
     The following table sets forth certain financial data regarding Discontinued Operations for the two most recent years:

	As of and for the year ended December 31,
	2004	2005
	(EUR in millions, except personnel data)
Net sales	397	26
Operating profit(1)	3	17
Capital employed	80	—
Gross capital expenditure	6	0
Research and development	10	1
Order backlog	53	—
Personnel	897	—

(1)	Includes losses on disposals of EUR 29 million and gain on disposals of EUR 17 million for the years ended December 31, 2004 and 2005, respectively.
Drives
     The products of Metso Drives included power transmission solutions and gears for paper, pulp, minerals processing as well as for wind turbine and other industries. In addition to new equipment, it also provided expert services, spare parts and consumables.
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
Converting
     Converting consisted of operations of Italian Valmet Rotomec (“Rotomec”) and UK based Atlas Converting plc (“Atlas”). Converting offered a wide range of machines for the packaging and printing industries.
     Rotomec specialized in rotogravure and flexo printing machines and special coating and laminating machines for packaging. Rotomec produced packaging industry machines for various materials, such as paper, board, aluminum and plastic sheets. Rotomec also produced printing machines for the production of wallpaper and interior furnishing materials. Atlas specialized in slitter rewinders and vacuum-metallizing equipment for the treatment of paper, film and aluminum foil for the converting industry. Its products were mainly used in the film and packaging industries.

(28)

Raw Materials
     Each of our business areas procures the raw materials and subcomponents required for its operations from a network of multiple subcontractors and suppliers. We typically have long-term relationships with our network of suppliers, although long-term supply agreements are primarily used for certain key raw materials. No business area is dependent on a single supplier, and we emphasize the need to identify and monitor replacement suppliers in the event that a particular supplier is unable to meet our requirements. We manufacture internally many core components that are required for our operations.
     The types of raw materials and subcomponents that we use vary widely within each of our business areas. The most important include various mechanical and electrical components, subassemblies for Metso Paper and Metso Minerals as well as hardware, software and computer applications for Metso Automation. In addition, steel and other metals and minerals are required for Metso Paper’s and Metso Minerals’ operations. We have long-term supply agreements for the delivery of these key materials, with pricing terms following the prevailing market prices. However, we are not dependent on any single supplier and may procure these raw materials and subcomponents from multiple sources, including the open market. In addition, certain of our business areas require special raw materials. For example, Metso Paper requires rubber, polyurethane, composite and hard coatings in the production of paper machines, including roll covers. Also, Metso Minerals requires manganese, which is a mineral of limited global supply, in the production of castings for various wear parts. Also, Foundries within Metso Ventures requires scrap iron. No individual supplier or supply agreement is material.
     See “Item 3. Key Information—Risk Factors” for a discussion of the risks associated with our reliance on suppliers and subcontractors to procure raw materials and subcomponents.
Seasonality
     Seasonal variations affect, to a relatively limited extent, our net sales. This limited impact is mainly due to seasonality in our customers’ operations. Due to the timing and purchasing decisions in certain of our customer segments, deliveries and sales to such customer segments are typically higher in the fourth quarter than during the other quarters of the year. This applies to all of our business areas. However, large projects, which for us are pulp and paper or mining related, tend to have long delivery timetables and are recognized as sales each quarter based on the percentage of completion. Weather conditions provide an additional reason for some seasonality especially in our Metso Minerals’ Crushing and Screening business line. As customers in the northern hemisphere make required machinery investments to construct roads in the region’s summer months, this typically increases deliveries in the second quarter of the year.
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
     We seek to manage our intellectual property rights portfolios in a way that supports both competitiveness and technology leadership in our businesses. For example, our patent portfolio, including nearly 8,000 patents and over 3,100 pending applications, is regularly evaluated, screened and developed with current and future business needs and possibilities in mind to raise the value/cost ratio of the portfolio.
     In 2005, our employees filed approximately 660 invention disclosures. We sought protection in the form of patents for more than 160 new inventions relating to the products and services of all our business areas.
Governmental Regulation and Environmental Matters
     Our operations are subject to various local laws of the countries in which we operate, including the United States federal, state and local environmental laws and regulations. Under various environmental laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), a current or former owner or operator of property may become liable for the costs of remediation or removal of certain hazardous substances on its property, regardless of whether the owner or operator knew of, or was responsible for, the release of such substances. In addition, a generator of hazardous

(29)

substances may be responsible for all or a portion of remedial and investigation costs at offsite disposal locations.
     Metso Minerals Industries, Inc. or its predecessors (“MMII”) have been named, together with a number of other parties, as a potentially responsible party (“PRP”) for the remediation of two Wisconsin landfills (Hunt and Muskego), which have been designated as superfund sites under CERCLA. As a PRP, MMII is jointly and severally liable for the clean-up costs of such sites. With respect to Hunt landfill site, MMII, together with the other named PRPs, has entered into a consent decree with the United States government pursuant to which MMII and such other parties have agreed to pay the clean-up costs. MMII has a 6.3 percent share of the clean-up costs and has paid USD 406,250 for its share. Construction of the selected remedy for the Hunt site was completed in 1996. Remaining obligations at the site relate to maintenance and monitoring of the selected remedy. Based on advise from environmental consultants and amounts remaining in applicable generator trusts and related accounts, no additional contribution is contemplated. The U.S. Environmental Protection Agency (“EPA”) is currently conducting a five-year review of the Hunt site. With respect to the Muskego site, there is an administrative order in place, and no activities at the Muskego site have occurred since 1996. Management estimates that Metso Minerals’ maximum remaining liability, including remediation liability, with respect to the Hunt and Muskego sites will not exceed the currently established reserve of USD 267,000.
     MMII also has three sites at which it is undertaking environmental investigations and/or clean up under applicable U.S. State law and regulatory oversight.
     Metso Minerals has three sites with certain outstanding environmental matters. The first is a former manufacturing site in Mt. Olive, New Jersey in the United States. With the closing of manufacturing operations in 1987, the New Jersey Industrial Site Recovery Act triggered an environmental assessment. Both soil and groundwater contamination was identified. To date, all known contaminated soil has been removed and the State of New Jersey Department of Environmental Protection (“NJDEP”) has issued a “No Further Action” letter regarding the soil contamination. MMII sold the site in December 2003. However, liabilities for ground water contamination issues were retained by MMII. In addition to the prior remediation activities at the site, MMII conducted a baseline ecological evaluation of the property as required by the NJDEP. The basic purpose of such evaluation was to determine whether site-related contamination presents a risk to or has impacted environmentally sensitive areas within or adjacent to the property. Such evaluation, together with a recommendation that no further ecological evaluation or testing be conducted at the site, was submitted to the NJDEP by an environmental consultant retained by us. NJDEP has yet to respond and there can be no assurance that the NJDEP agrees with such recommendation. However, taking into account (i) that we have purchased a pollution legal liability insurance policy for the site, which generally covers, subject to standard exclusions, clean-up costs, bodily injury and property damage for pre-existing and unknown pollution conditions, and (ii) that extensive prior remediation activities at the site have already been conducted, we do not anticipate any liability arising out of the final evaluation to be material. The estimated reserve required for the remediation measures relating to the ground water contamination and the completion of the baseline evaluation is USD 440,000.
     The second site is a former manufacturing property in Danville, Pennsylvania. Both soil and groundwater are contaminated with various contaminants from the historic manufacturing processes. In conjunction with the state of Pennsylvania, an approved remediation plan was developed and some soil was remediated. However, two additional areas of concern are being investigated and possibly remediated. USD 1 million has been reserved for estimated remediation costs.
     The third site is MMII’s former manufacturing facility in Pittsburg, Kansas. The Kansas Department of Health and Environment (“KDHE”) has advised MMII that the soil and groundwater at the site and soil at a nearby foundry sand disposal location allegedly used by an MMII predecessor contains various contaminants. MMII has reviewed the KDHE consultant report on the manufacturing site and disputes the findings with regard to the concentrations of contaminants. Nevertheless, in lieu of an enforcement action by the KDHE, MMII has applied to participate in a KDHE voluntary cleanup program relative to the manufacturing site, which will initially involve an investigation by consultants retained by MMII. No action has yet been taken with regard to the foundry sand site. A total of USD 325,000 has been reserved for estimated legal fees and investigation costs.
     MMII, through its Reedrill business that was divested on December 31, 2004, was earlier identified as a PRP in two CERCLA sites. At one of the sites, liability has been assumed by a predecessor company. Regarding the other site, MMII has responded in March 2000 to an EPA request for information and identified predecessor companies as the potentially responsible parties. To date, no response by EPA has been received.

(30)

     The MMII industrial and office facility in Colorado Springs, Colorado, was sold on January 31, 2006. Environmental assessments were made and purchaser contractually assumed all environmental liability related to the facility and has also purchased a pollution legal liability policy where MMII is also named as insured.
     On November 15, 2005, the MMII Keokuk, Iowa office and manufacturing facility was sold. The purchaser contractually assumed responsibility for all environmental liability related to the property. This includes current and future liability to the Iowa Department of Natural Resources for current monitoring and future enhanced remediation activities relative to contaminated groundwater. Further, the individual owners of the purchaser entity indemnified MMII against claims for failure of the purchaser to satisfy its obligations under the sales contract.
     Metso Panelboard, part of the Metso Ventures business area, has previously owned a site with certain environmental concerns. The site, located in Belgium, was owned by Constructiewerkhuizen De Mets N.V., a company divested in 2001. Pursuant to the sale agreement, we are required to provide the purchaser with an environmental certificate by the Belgian authorities, to the effect that the soil at the so-called New Workshop site has not been contaminated. Consequently, a third party conducted environmental studies and assessed the site. OVAM (Belgian environmental authority) accepted the descriptive soil study in the fall of 2005. The study included 13 phases in total and indicated that groundwater has been polluted by chlorinated hydrocarbons but that soil has not been polluted. The use of the chemicals found in the groundwater ended at site in 1989. The precautionary measures to prevent the spreading of this historical pollution with the flow of ground water started in January 2005. A cleaning plan will be presented for acceptance to OVAM in the spring of 2006. In accordance with the conditions of the sale agreement, we have estimated that our remaining responsibility for remediation costs will be limited to the currently established reserve of EUR 0.7 million.
     We strive to help our customers to achieve better environmental performances with our products and services. Our product development aims to also anticipate the changing environmental requirements in our customer industries. Best practices for life cycle design and environmental design support these development projects. The environmental impacts of our own production operations are limited.
     In June 2000, we signed the International Chamber of Commerce (“ICC”) Business Charter for sustainable development, which compliments the environmental management principles of our own environmental policy. We expect that our most significant production sites will comply with ISO14001 environmental management systems in the future. In 2005, the ISO14001 certification was granted to three Metso sites, and the current amount of sites with the certification is 36. By the end of 2005, the ISO14001 systems covered 50 percent of the sales volume of our production facilities. When systems currently under development will be certified, 67 percent of our production activity will be covered. In 2005, we were selected a component in the European Dow Jones Sustainability Index, DJSI STOXX for the period of 2005-2006. We were also reselected for FTSE4Good corporate social responsibility index in 2005. In addition, we have been included in several other sustainability indices.
     We are committed to full compliance with all applicable national and international laws, regulations and generally accepted practices. Our environmental reporting procedure covers operating sites with significant environmental impacts. To our best knowledge, overall compliance with site-level permit conditions was proper in 2005. No major non-compliance situations were observed. Minor clean up, monitoring or investigation activities are being carried out at several sites as indicated above. However, our management anticipates that these cases do not result in material financial consequences for us and is not aware of any other current environmental matters that could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.
Property, Plants and Equipment
     Our principal executive offices are located at Fabianinkatu 9 A, Helsinki, Finland.

(31)

     As of December 31, 2005, our principal office and manufacturing facilities included the following:

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities
Metso Corporation
Helsinki, Finland	Owned	86,920	Corporate head office

Metso Paper
Jyväskylä, Finland	Owned	1,009,683	Large-sized Paper Machines
Järvenpää, Finland	Owned	622,596	Paper Finishing Machines
Valmet-Xian, Xi’an, China(1)	Leased	533,890	Paper and Board Machines, Foundry, Air Drying Systems
Sundsvall, Sweden	Owned	424,417	Pulping Machinery
Karlstad, Sweden	Owned	421,224	Board and Tissue Machines
Laem Chabang, Thailand	Owned	312,524	Service Center
Valkeakoski, Finland	Owned	230,921	Mechanical Pulping, Refiner Segments, Stock Preparation Equipment and Systems
Appleton, Wisconsin, United States	Owned	166,000	Finishing Products, Roll Service
Turku, Finland	Leased	155,252	Air Drying Systems
Columbus, Mississippi, United States	Owned	149,079	Roll Covering
Aiken, South Carolina, United States	Owned	124,400	Roll Covering
Turku, Finland	Leased	118,403	Air Drying Systems
Neenah, Wisconsin, United States	Owned	111,360	Roll Covering
Cernay, France	Leased	110,312	Roll Covering
Clarks Summit, Pennsylvania, United States	Owned	110,000	Roll Covering
Como, Italy	Leased	96,835	Paper and Board Machine Rebuilds
Pfungstadt, Germany	Owned	95,488	Service Center
Tampere, Finland	Leased	91,386	Roll Factory
Gorizia, Italy	Owned	89,179	Air Drying Systems
Biddeford, Maine, United States	Owned	88,000	Tissue Air Drying Systems, Tissue Process Services for Paper Machines
Beloit, Wisconsin, United States	Leased	86,800	Service Center
Oulu, Finland	Owned	82,258	Roll Covering
Hollola, Finland	Owned	77,149	Roll Handling
Hagfors, Sweden	Owned	70,865	Refiner Segments
Järvenpää, Finland	Leased	68,049	Paper Finishing Machines
Federal Way, Washington, United States	Owned	62,683	Roll Covering
Como, Italy	Leased	54,311	Paper and Board Machine Rebuilds
Thunder Bay, Canada	Leased	50,908	Air Drying Systems
Wuxi, China	Owned	50,388	Service Center
Melbourne, Australia	Owned	49,060	Service Center
Corbehem, France	Leased	48,450	Roll Covering
Montreal, Canada	Leased	45,000	Service Center, Components
Shanghai, P.R. China	Leased	43,670	Logistics Center
Sorocaba, São Paulo, Brazil	Owned	43,011	Service Center
Florence, Alabama, United States	Owned	40,000	Woodhandling
Valkeakoski, Finland	Leased	32,832	Mechanical Pulping, Refiner Segments, Stock Preparation Equipment and Systems
Darmstadt, Germany	Leased	9,149	Service Center

Metso Minerals
Sorocaba, São Paulo, Brazil	Owned	740,260	Rock Crushers, Vibrating Equipment, Castings, Rubber manufacturing
Isithebe, South Africa	Leased	602,140	Manganese Wear Parts
Viña del Mar, Chile	Owned	538,000	Wear Protection and Conveyors
Mâcon, France	Owned	532,723	Rock Crushers and Vibrating Equipment
Tampere, Finland	Owned	510,990	Rock Crushers, Mobile Crushing Equipment

(32)

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities
Düsseldorf, Germany	Owned	420,223	Metal Recycling Machines
Vereeniging, South Africa	Owned	330,386	Rock Crushers, Pave parts
Ahmedabad, India	Owned	63,399	Castings and Parts for Rock Crushers and Pumps
Bawal, India	Owned	41,979	Rock Crushers, Vibrating Equipment and Pumps
Sala, Sweden	Owned	247,570	Slurry Pumps and Process Equipment
Trelleborg, Sweden	Leased	242,100	Rubber Manufacturing
Columbia, South Carolina, United States	Owned	203,000	Vibrating Equipment and Spare Parts
Gastonia, North Carolina, United States(2)	Owned	168,000	Vibrating Equipment
Warrenton, Missouri, United States	Owned	150,000	Wire Screen Media Manufacturing
Clarksdale, Mississippi, United States	Leased	138,400	Conveyor Component Manufacturing
Newcastle, Australia	Owned	132,500	Vibrating Equipment and Spare Parts
York, Pennsylvania, United States	Owned	131,965	Mill Equipment and Parts
Kongsvinger, Norway	Leased	107,639	Conveyor Belts
Tampere, Finland	Owned	96,875	Conveyor Belts
Ersmark, Sweden	Owned	95,800	Rubber Manufacturing
Vicálvaro, Spain	Owned	80,000	Rock Crusher Spare Parts and Vibrating Equipment
Portland, Oregon, United States	Owned	70,968	Rock Crusher Service and Spare Parts
Matamata, New Zealand	Owned	62,400	Rock Crushers and Spare Parts
Belleville, Canada	Owned	58,000	Idler Manufacturing
Dungannon, Northern Ireland	Owned	56,000	Mobile Screens
North Bay, Canada	Owned	55,000	Rubber Manufacturing
Perth, Australia	Owned	48,438	Rubber Manufacturing
Moers, Germany	Owned	47,361	Conveyor Belts
Tianjin, China	Owned	46,466	Rock Crushers
Evergem, Belgium	Leased	46,285	Conveyor Belts
San Antonio, Texas, United States	Owned	40,000	Office, Metal Recycling Machines

Metso Automation
Helsinki, Finland	Leased	442,400	Office, Valve and Accessories Manufacturing and Testing
Tampere, Finland	Owned	323,300	Office, Automation Systems Manufacturing and Testing
Shrewsbury, Massachusetts, United States	Owned	175,000	Valve and Accessories Manufacturing
Shanghai, China(1)	Leased	173,000	Valve Manufacturing
Lansdale, Pennsylvania, United States	Leased	84,700	Office, Control Systems Manufacturing
Kajaani, Finland	Leased	73,800	Office, Specialty Analyzers Manufacturing and Testing

Metso Ventures
Uusikaupunki, Finland	Owned	1,216,000	Car Assembly
Hannover, Germany	Leased	41,441	Office, Energy plants, dryers
Sundsvall, Sweden	Leased	10,700	Office, MDF line machines
Nastola, Finland	Leased	35,572	Office, Particleboard and OSB linemachines
Jyväskylä, Finland	Owned	394,000	Foundry
Tampere, Finland	Owned	288,020	Foundry
Karlstad, Sweden	Owned	526,258	Foundry

(1)	Joint Venture, see “ —Associated Companies” below.

(2)	Scheduled to be closed during 2006.
     Our management believes that the production capacity of each of our production plants is adequate and suitable for our current business needs and that suitable additional or alternative space would be available in the future, if necessary, on commercially reasonable terms.

(33)

Significant Subsidiaries
     The majority of our operating assets in Finland and outside of Finland are held through regional or divisional subsidiaries. As of December 31, 2005, our significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, were as follows, each of which is wholly owned by Metso Corporation:

Company Name	Country of Incorporation
Metso Paper Oy	Finland
Metso Minerals Oy	Finland
Metso Minerals Holding AB	Sweden
Metso USA Inc.	United States
Associated Companies
     We currently own 35.8 percent of Allimand S.A., which, as of December 31, 2005, had an equity value of approximately EUR 5 million; 48.3 percent of Valmet-Xian Paper Machinery Co. Ltd., which had an equity value of approximately EUR 8 million; 50.0 percent of Shanghai Neles-Jamesbury Valve Co. Ltd., which had an equity value of approximately EUR 4 million; and 48.2 percent of Avantone Oy, which had an equity value of approximately EUR 1 million.
Item 4A. Unresolved Staff Comments.
     Not applicable.
Item 5. Operating and Financial Review and Prospects.
     The following discussion and analysis by our management concerning the financial condition and the results of operations of Metso should be read together with the consolidated financial statements included in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net income and shareholders’ equity reported under IFRS to the amounts determined under U.S. GAAP, and a discussion of the principal differences between IFRS and U.S. GAAP are set out in Note 40 to our consolidated financial statements, included elsewhere in this annual report.
Business Overview
  Our Customers
     Our main customer industries are pulp and paper, rock and minerals processing as well as energy, oil and gas industries. Certain important trends apply to these industries, which have an effect on our operations. Service, refurbishment and rebuilds business, which is driven by the installed base of machinery and equipment, has been growing especially in Europe and North America, where our customers have been focusing more on efficiency improvements for their existing processes rather than investing on new machinery or equipment. Demand for new machinery and equipment focuses on areas with strong economic growth and/or good availability of raw materials required, which supports demand for pulp and paper as well as rock and minerals processing investments. Such areas include Asia and South America. Accordingly, we are in the process of adapting our own organization in Europe and North America by cutting new machine related resources and strengthened aftermarket and process service related resources, while, in the growing markets of Asia and South America, we have increased our new machine related resources.
  Business Drivers
     Paper consumption growth is the key driver for pulp and paper investments. Shorter-term capacity utilization rates and changes in pulp, paper and board prices have an effect on investment activity of Metso Paper’s customers. Also changes in environmental legislation have an impact on their investment activity. Within the paper industry, new papermaking capacity has mostly been built in Asia, mainly China, during the past few years. The demand in the Chinese market has been supported by economic growth that, in turn, has increased paper consumption significantly. The equipment demand has been increasing for high-grade paper products, which has increased the investments of Metso Paper’s customers in high-speed and high-quality machinery and equipment. Most of Metso Paper’s net sales still originate from Nordic countries, Western

(34)

Europe and North America, while demand for paper and board is increasing faster than average in Eastern Europe, Asia, South America and Africa. South American customers have in the recent years been active in investing in new pulping capacity due to the good availability of fast growing wood resources, such as eucalyptus, in the region. Our management expects that this competitive advantage will continue to support demand for pulp equipment in South America during the next several years as well. Asia is also a growing market for pulping lines. Our customers in the European pulp and paper industry have in the past few years focused on machine rebuilds and process improvements even though some major new capacity investments have also been made. As demand for paper products in Europe is not expected to increase significantly, the current investment level could continue for a few years. In North America, investment activity in the pulp and paper industry has been low. In packaging board, the consumption is estimated to grow especially in China, because various packaging intense export industries have moved there from the Western countries and Japan. Packaging board is also becoming lighter. This trend is clear in Europe, where machines are being developed to produce lighter grades. Development of the converting and printing methods related to packaging materials has led to stricter quality requirements, which is reflected in the demand for board machine rebuilds. An increase in the demand for daily consumer goods in the emerging markets requires an increase in the production of interior packaging materials in these areas. Our management expects the demand for tissue machines to grow especially in the emerging markets, most of all in Asia. In these markets, demand has been greatest for small and less expensive machines. Our management expects also the demand for the larger tissue machines to pick up gradually in North America.
     Metso Minerals’ business environment is dependent on the demand in the civil engineering, mining and metal recycling industries. Development of the civil engineering industry is affected especially by the amount of infrastructure investments, which is reflected directly in the demand for aggregates. The mining industry’s willingness to invest is affected by changes in the demand for and price of metals. Aggregates demand is forecasted to grow especially in China, India, Russia, the United States and Eastern Europe. Aggregates production is increasing in the United States, due to the fact that, in July 2005, the United States Congress approved a new Transportation Equity Act (SAFETEA-LU), allocating almost USD 300 billion for the development of the country’s transportation infrastructure until 2009. This is a 30 percent increase compared to the amount that was reserved for the development of the country’s transportation infrastructure for the previous six-year period. Our management believes that this bill will have a positive effect on Metso Minerals’ business, especially during the first three years. Road construction projects in Eastern Europe supported by the EU are also expected to increase the demand for Metso Minerals’ aggregates production equipment. In North America and Europe, demand for our products in the mining industry is weighted towards the aftermarket and service business. New mining projects are being started mainly in the southern hemisphere. The most significant factor affecting demand for minerals has been the rapid growth of the Chinese economy, making China the world’s leading consumer of metals. Customers’ high capacity utilization during a favorable price and demand situation has also increased demand for Metso Minerals’ products. Mining companies have tried to respond to higher demand especially by increasing their material handling capacity. However, the lack of resources, and especially of experienced project managers and engineering personnel, is expected to level out demand in the coming years, and investment project schedules have, in some cases, been lengthened. The demand for scrap metal is expected to remain strong in the next few years. Steel companies are using increasingly more scrap metal for production instead of virgin iron ore.
     Approximately one-half of Metso Automation’s net sales are derived from the pulp and paper industry, and the apparent trends in that industry affect the business environment of Metso Automation. Most of the remaining sales are derived from the energy, oil and gas industries where customer investment activity reflects both the demand for and price of oil and energy. New pulp and paper industry investments are focused mainly in Asia and South America. The aging machine and equipment base in Europe and North America is increasing the demand for performance-enhancing solutions and services. This is estimated to increase the significance of automation solutions, such as preventive condition monitoring. Demand for oil has outpaced the producers’ ability to boost their capacity, and nowadays oil refining capacity is insufficient in relation to the demand for end products. The resulting sharp rise in the price of crude oil and petroleum products is expected to lead to the construction of new refining capacity and the modernization of existing production plants. Since the demand for oil and petroleum products is greater than the supply, the demand for valves is expected to increase and the valve market is expected to remain good. Moreover, the energy and process industry is expected to increase its investments in automation systems.
Key Management Issues
     In 2005, the key issues in our management were to secure continued positive profitability improvement in all our business areas as a result of restructuring actions taken in 2003-2004 and to simultaneously exploit the

(35)

favorable development in the market environment. In Metso Paper, we still continued our restructuring actions mainly during the first half of the year while in the other business areas the focus was clearly moved from restructuring to continuous improvement. In August 2005, we launched our new profitable growth strategy for the 2006-2008 strategy period and started consequently to move more focus to growth issues including also potential complementary acquisitions. For a discussion of our strategy, see “Item 4. Information on the Company — Strategy.”
     Going forward, we aim to target annual net sales growth of approximately ten percent at the Metso level to support sustainable profit development and to strengthen our market leadership positions. All our business areas will also continue their efforts to further improve their competitiveness, productivity and quality as well as enhance customer satisfaction. We will complement our life cycle product and service offering both through own development as well as through complementary acquisitions. We will also put special emphasis to strengthen our sales, customer service, sourcing and manufacturing closer to our customers in emerging markets, such as China, India and South America.
Metso Paper’s Business Concept Renewal Program of 2004
     In 2005, we continued our actions to strengthen Metso Paper’s competitiveness by finalizing the execution of the Metso Paper’s restructuring program, MP50, launched in June 2004. Actions in 2005 covered mainly the Tissue business line. In 2005, nonrecurring costs of EUR 7 million were recorded relating to the business concept renewal program in addition to EUR 24 million recognized already in 2004. The annual savings generated by the business concept renewal program are estimated at more than EUR 43 million of which three-fourths materialized already in 2005.
Efficiency Improvement Program of 2003
     In 2003, our Board of Directors adopted an efficiency improvement program designed mainly to cut fixed costs. The efficiency improvement program was completed in all our business areas during 2004. The program is estimated to have resulted in annual savings of slightly over EUR 100 million, which is in line with the original target. As a result of the efficiency improvement program, our personnel was reduced by approximately 2,000 persons. The costs of the program were approximately EUR 93 million.
     In Metso Paper, the annual cost savings through the efficiency improvement program have been slightly above EUR 30 million. The organization of Metso Paper was streamlined and Metso Paper’s workforce was reduced in Finland, Sweden, Italy and North America. In addition, part of our in-house manufacturing capacity in Finland was outsourced.
     In Metso Minerals, the annual cost savings through the efficiency improvement program were just over EUR 50 million. Operational efficiency was improved through the reduction of personnel in factories as well as in the global sales and service network. As part of the program, we closed down the production plant for mining crushers in Milwaukee, Wisconsin, the United States, a plant for mining industry process equipment and pumps in Colorado Springs, Colorado, the United States, a foundry in Vereeniging, South Africa, a rubber wear part factory in Keokuk, Iowa, the United States, and a plant for mining and crushing screens in Ketsch, Germany. We also adjusted our wear protection business in two Swedish units during 2004.
     In Metso Automation, the annual cost savings through the efficiency improvement program were approximately EUR 8 million. The organization was streamlined and the workforce was reduced in Finland and North America and in the global sales network by mid-2004. As part of the efficiency improvement program, Metso Automation also divested CPS Electronics Inc., a contract manufacturer of electronics, in September 2003.
     Smaller annual cost savings materialized in Metso Ventures and in our corporate head office in Finland. Within Metso Ventures, two Metso Panelboard units in Germany were combined as part of the efficiency improvement program. At the corporate head office, some personnel reductions were made.
Recent Acquisitions and Divestments
     The most significant development since the formation of Metso through the merger of Valmet and Rauma was our acquisition of Svedala in 2001 in order to build ourselves into a globally leading player in rock and minerals processing, alongside our similar position in the pulp and paper industry. In 2002-2003, we have

(36)

focused on developing our corporate structure further by divesting several businesses that were not considered integral parts of Metso. Following the launch of our new profitable growth strategy in August 2005, we have actively been looking for growth also through complementary acquisitions.
     In February 2006, Metso Paper entered into an agreement to acquire the entire share capital of Shanghai-Chenming Paper Machinery Co. Ltd, a Chinese manufacturer of paper machines. The company is currently owned by Shandong Chenming and Shanghai Heavy Machinery, and it is located in the Shanghai area in Jiading, China. The finalization of the transaction is subject to approval by the Chinese authorities. The value of the transaction will be published after the transaction has been finalized.
     In February 2006, Metso and Aker Kvaerner signed a letter of intent concerning the proposed acquisition by Metso of Aker Kvaerner’s Pulping and Power business. The acquisition is subject to, among other things, the completion of the due diligence process conducted by us and signing of a final sale and purchase agreement. The parties aim to sign the final agreement by mid-April 2006. The final closing of the proposed transaction will require relevant regulatory approvals. The agreed cash and interest bearing debt free enterprise value is EUR 335 million, which is subject to closing adjustments.
     In August 2005, we acquired Texas Shredder, Inc., a supplier of metal shredder products located in San Antonio, Texas, the United States. The sellers were a group of private investors led by Capital Southwest Corporation, a venture capital investment company. The acquisition price was approximately EUR 14 million.
     In April 2005, we sold Metso Drives to the funds managed by private equity investor CapMan of Finland. The debt-free price of the divestment was approximately EUR 98 million.
     In December 2004, we sold our Drilling business to Terex Corporation of the United States. Drilling had net sales of EUR 75 million in 2004 and approximately 280 employees. The divestment value, which was based on the net asset value at closing, was approximately EUR 29 million.
     In June 2004, we divested our Compaction & Paving business that operated under the Dynapac brand name to Altor, a Nordic private equity investor. Dynapac had net sales of EUR 322 million in 2003 and approximately 1,800 employees. The transaction price was EUR 291 million net of cash sold.
     In January 2004, we sold the Converting business to Bobst S.A. of Switzerland. Converting had net sales of EUR 183 million in 2003 and approximately 800 employees. The final transaction price was EUR 68 million net of cash sold.
Critical Accounting Policies
     The preparation of our consolidated financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our estimates and assumptions to be reasonable. However, actual results and the timing of the recognition of such amounts could differ from those estimates. We have identified the following critical accounting policies and estimates utilized by our management in the preparation of our consolidated financial statements.
     In some instances, accounting policies followed in accordance with U.S. GAAP (as reported in Note 40 to the financial statements) differ from those policies followed in accordance with IFRS. Where the difference in accounting policy is material and contains significant critical estimates, we have included a separate discussion of those policies below.
Trade Receivables
     Our policy is to maintain an allowance for bad debt based on the best estimate of the amounts that are potentially uncollectable at the balance sheet date. The estimates are based on a systematic, on-going review and evaluation performed as part of the credit risk evaluation process. As part of this evaluation, we take into account the history of collections, the size and compositions of the receivable balances, current economic events and conditions and other pertinent information.
     We believe that the accounting estimate related to the establishment of a reserve for credit losses is a critical accounting estimate because:

(37)

     (1) the evaluation is inherently judgmental, and requires the use of significant assumptions about expected customer default amounts that may be susceptible to significant change; and
     (2) changes in the estimates regarding the allowance for bad debts could have a significant impact on our financial statements.
Allowance for Slow-Moving and Obsolete Inventory
     Our policy is to maintain an allowance for slow moving and obsolete inventory based on the best estimate of such amounts at the balance sheet date. The estimates are based on a systematic, on-going review and evaluation of inventory balances. As part of this evaluation, we also consider the composition and age of the inventory as compared to anticipated future needs.
     We believe that the accounting estimate related to the establishment of inventory obsolescence reserves is a critical accounting estimate because:
     (1) the evaluation is inherently judgmental, and requires the use of significant assumptions about the expected future sales composition, that may be susceptible to significant change; and
     (2) changes in the estimates regarding the allowance for inventory obsolescence could have a material impact on our financial statements.
Revenue Recognition
     We deliver complete installations to our customers, where the moment of signing a sales contract (firm commitment) and the final reception of a delivery by the customer can take place in different financial periods. In accordance with our accounting principles, we apply the percentage of completion method (“POC method”) for recognition of such long-term delivery contracts. In 2005, of our net sales amounting to EUR 4,221 million approximately 30 percent were recognized under the POC method, which is based on pre-determined milestones and where the revenue is recognized based on the estimated realized value added or on the cost-to-cost method. A projected loss on a firm commitment is recognized in income, when a contract becomes binding. The estimated revenue, the costs and profit, together with the planned delivery schedule of the projects are subject to regular revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Although we have significant experience using the POC method, the total costs estimated to be incurred on projects may change over time due to changes in the underlying project costs structures, which may ultimately affect the revenue recognized. As the reliability of cost estimates is based on our experience in manufacturing and delivering paper machines, pulp making lines, process automation solutions, panelboard lines and minerals processing equipment, the POC method is not applied for sales where the final outcome of the project and related costs cannot be pre-established reliably.
Accounting for Income Taxes
     As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions and countries in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and cost reserves, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered likely, the deferred asset is adjusted accordingly.
     Significant management judgement is required in determining the provision for income taxes and the deferred tax assets. We have recorded net deferred tax assets of EUR 143 million as of December 31, 2005, net of unrecorded amount of EUR 140 million for uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of operating losses carried forward and deductible temporary differences for certain foreign subsidiaries and the final outcome of tax audits in some subsidiaries. The adjustment is based on our estimates of taxable income by country in which we operate, and the period over which the deferred tax assets will be recoverable based on estimated future taxable income. In the event that actual results differ from these estimates, the deferred tax asset may need to be adjusted in coming financial years.

(38)

Allocation of Excess Purchase Price to Acquired Assets
     In accordance with our accounting principles, we have allocated excess purchase price to acquired property, plant and equipment and intangible assets and liabilities. Whenever feasible, we have used as a basis for such allocations readily available market values to determine the fair value basis. However, when this has not been possible, as often is the case with non-current intangible assets and certain assets with no active markets or available price quotations, the valuation has been based on past performance of such asset and its intended future use in the acquirer’s business. The appraisals, which have been based on current replacement costs, discounted cash flows and estimated selling prices depending on the underlying asset, require management to make estimates and assumptions of the future use of these assets and their impact on our financial position. Any change in our future business priorities and orientations may affect the planned outcome of initial appraisals.
Valuation of Property, Plant and Equipment and Intangible Assets and Goodwill
     The carrying value of identifiable intangible assets with indefinite economic life and goodwill is tested annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. The carrying values of property, plant and equipment and intangible assets, subject to depreciation and amortization, are reviewed for impairment whenever there are indications that their carrying values could exceed their value in use or disposal value if disposal is considered as a possible option. Triggering events for impairment reviews include the following:
•	material permanent deterioration in the economic or political environment of our customers or of our own activity;

•	significant under-performance relative to expected historical or projected future performance; and

•	significant changes in Metso’s strategic orientations affecting the business plans and previous investment policies.
     The accounting policy related to the impairment tests is based on numerous estimates. The valuation is inherently judgmental and highly susceptible to change from period to period because it requires us to make assumptions about future supply and demand related to our individual business units, future sales prices and what cost savings will be achievable. The value of the benefits and savings expected to be realized as a result of the efficiency improvement program are inherently subjective. The fair value of the reporting units is determined using a derived weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market. A one percent increase in the discount rates applied for determining the fair values of the cash generating units would have reduced the total fair value of units tested by approximately ten percent and would not have indicated any impairment needs.
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

(39)

U.S. GAAP
     Under U.S. GAAP, as a result of the adoption of SFAS 141 and SFAS 142, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization. Their book values are tested annually for impairment, or more frequently, if facts and circumstances indicate the need. Fair value measurement techniques, such as the discounted cash flow method, are utilized to assess potential impairments. The testing is performed on the reporting unit level, which can be either a reportable segment or one level below reportable segment. In the discounted cash flow method, we discount forecasted performance plans to their present value. The discount rate utilized is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit’s total capital and the risk associated with the cash flows and the timing of the cash flows. Comparison methods (e.g., peer comparables) and other estimation techniques are used to verify the reasonableness of the fair values derived from the discounted cash flow assessments.
     U.S. GAAP requires the impairment test to be performed in two stages. If the first stage does not indicate that the carrying values of the reporting units exceed the fair values, the second stage is not required. In the opposite case, the company has to go through the second stage of the impairment test and compare the implied fair value of the reporting units’ goodwill to the corresponding carrying value of goodwill.
Reserve for Warranty Costs
     The warranty reserve is based on the history of past warranty costs and claims for machines and equipment under warranty. The typical warranty period is 12 months from the date of customer acceptance of the delivered equipment. For larger projects, the average warranty period is two years. For sales involving new technology and long-term delivery contracts, additional warranty reserves can be established on a case by case basis to take into account the potentially increased risk.
Restructuring Costs
     At times, we record restructuring provisions as a result of programs that are implemented throughout our operations. These provisions are recorded in order for us to summarize the impacts of the programs and separate these costs from our recurring operations. When the preliminary decisions are made to undertake restructuring activities, our management develops a formal plan and presents this to our Board of Directors for approval. Once the plan is approved, our management raises a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the plan, or are the result of a continuing contractual obligation with no continuing economic benefit to us, or a penalty incurred to cancel the contractual obligation. These costs are estimated based on numerous significant assumptions including, but not limited to, the following assumptions:
     (1) approximate termination costs for specific contracts, leases, etc.; and
     (2) estimated write-downs of asset values based on revised future cash flow projections.
     We believe that the calculation of the amount recorded as a restructuring cost is a critical accounting policy because:
•	although management has devised a formal plan, the plan has not yet been fully implemented at the time the expense is recorded. There could be significant changes to the plan and associated costs upon completion of the measures included in the plan;

•	the estimated reduction in capacity for specific manufacturing plants is based on our management’s anticipated future levels of production based on estimated future order intake. Final outcome could differ from projected amounts due to changes in the overall market conditions; and

•	estimated write-downs of asset values are based on calculations that are inherently subjective. These calculations include assumptions of future cash flows to be generated from the assets, estimated growth rates and estimated discount rate of the future cash flows, as well as an overall assurance regarding the intended use of these assets.

(40)

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
Pensions
     In accordance with IAS19, the pension benefit expense is based on assumptions that include the following:
•	A weighted average expected return on plan assets. Actual return on plan assets may differ significantly based on market activity;

•	An assumed discount rate to be used in the calculation of the current year pension expense and pension liability balance. This rate may not be indicative of actual rates realized in the market; and

•	Estimated rates of future pay increases. Actual increases may not reflect actual future increases. Based on the significant changes in the Company’s structure and the uncertainty of the global market place, these estimates are difficult to project.
     The actuarial experience that differs from the assumptions and changes in the assumptions can result in gains and losses that are not yet recognized in the consolidated financial statements. We recognize amortization of any unrecognized gain or loss as a component of the pension expense if, as of the beginning of the year, such unrealized net gain or loss exceeds ten percent of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan’s assets. In such case, the amount of amortization expense recognized is the resulting excess, divided by the average remaining service period of active employees expected to receive benefits under such plan. A one percent increase in the expected return on plan assets would have reduced pension benefit expense by approximately EUR 2 million, and a one percent decrease in the expected return on plan assets would have increased pension benefit expense by approximately EUR 2 million for the year ended December 31, 2005.
Results of Operations
     Our reportable segments are Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. In addition, we report divested businesses under Discontinued Operations. In January 2004, we sold the Converting business, previously part of Metso Paper. In June 2004, we divested our Compaction & Paving business, previously part of Metso Minerals. In December 2004, we sold the Drilling business, previously part of Metso Minerals, and in April 2005, we sold Drives, previously part of Metso Ventures. These four businesses are reported separate under Discontinued Operations. See “Item 4. Information on the Company—Corporate Structure” for a more detailed description of our corporate restructurings, which are reflected in the financial information discussed below.
     The table below sets forth our net sales by business area for the two most recent years:

	Year ended December 31,
	2004	2005
	(EUR in millions)
Metso Paper	1,559	1,702
Metso Minerals	1,366	1,735
Metso Automation	535	584
Metso Ventures	230	284
Intra Metso net sales	(88)	(84)

Metso total	3,602	4,221

(41)

     The table below sets forth our operating profit (loss) by business area for the two most recent years:

	Year ended December 31,
	2004(1)	2005(2)
	(EUR in millions)
Metso Paper	48	91
Metso Minerals	105	177
Metso Automation	69	81
Metso Ventures	(6)	11
Corporate Office and Other	(17)	(25)

Metso total	199	335

(1)	The operating profit includes nonrecurring income resulting from reversal of Finnish pension liability as follows: Metso Paper EUR 39.8 million, Metso Minerals EUR 4.9 million, Metso Automation EUR 13.7 million, Metso Ventures EUR 14.6 million and Corporate Office and Other EUR 2.3 million.

(2)	The operating profit includes nonrecurring income resulting from reversal of Finnish pension liability of EUR 5 million.
Results of Operations for the Year Ended December 31, 2005 compared to the Year Ended December 31, 2004
Net Sales for Continuing Operations
     The Group. In 2005, our total consolidated net sales were EUR 4,221 million, compared to net sales of EUR 3,602 million in 2004, representing an increase of EUR 619 million, or 17 percent. The growth in net sales was almost entirely organic and resulted from the favorable market situation, improved competitiveness and our strengthened customer focus. All of our business areas increased their deliveries. Growth was strongest at Metso Minerals, which recorded a growth in net sales of 27 percent. Metso Paper accounted for 39 percent, Metso Minerals 40 percent, Metso Automation 14 percent and Metso Ventures 7 percent of our net sales in 2005. Both in 2005 and 2004, 92 percent of our net sales were derived from exports and international operations. Our order intake in 2005 amounted to EUR 4,745 million, representing an increase of EUR 756 million, or 19 percent, from EUR 3,989 million in 2004. Metso Paper’s order backlog strengthened by 34 percent and Metso Minerals by 52 percent during 2005. The order backlog of Metso Automation remained at the same level as at the end of 2004. Our order backlog from continuing operations as of December 31, 2005 was EUR 2,350 million, representing an increase of EUR 645 million, or 38 percent, from EUR 1,705 million as of December 31, 2004.
     Metso Paper. In Metso Paper’s markets, the demand for rebuilds and aftermarket operations was good. The demand for new paper and board machines was strongest in Asia. Tissue machine markets clearly picked up during the first half of 2005, and the demand remained good for the remainder of the year. The demand for new fiber lines was excellent in South America and good in Asia. In Europe, fiber line demand was focused on rebuilds.
     In 2005, net sales of Metso Paper amounted to EUR 1,702 million, compared to net sales of EUR 1,559 million in 2004, representing an increase of EUR 143 million, or 9 percent. The growth was due to an increase in paper machinery and fiber line deliveries. The most significant delivery was a newsprint line to Stora Enso’s Kvarnsveden mill in Sweden. Share of the aftermarket operations remained at the same level as in 2004 and accounted for 35 percent of Metso Paper’s net sales.
     Metso Paper’s order intake in 2005 amounted to EUR 1,993 million, representing an increase of EUR 267 million, or 15 percent, over EUR 1,726 million in 2004. Metso Paper’s largest orders in 2005 were paper making lines for the Czech Republic, Indonesia and China, board machines for Turkey and China and the world’s largest pulp drying line for Brazil. Compared to 2004, the growth was proportionately the largest for the Tissue and Fiber business lines’ orders. A number of orders were received for deliveries of the new Advantage DCT 100 machine concept tissue machines. Metso Paper’s order backlog as of December 31, 2005 totaled to EUR 1,267 million, representing an increase of EUR 321 million, or 34 percent, over EUR 946 million as of December 31, 2004.
     Metso Minerals. Active investments in the mining industry supported the demand for Metso Minerals’ mining equipment to an excellent level throughout the year 2005. The strong demand for iron ore also boosted orders for bulk materials handling systems in countries of major iron ore producers, such as Brazil, Australia and China. Due to important road network development projects and other ongoing infrastructure investments in

(42)

Europe, North America and, for example, in India, the demand for Metso’s crushing and screening equipment was good. The price of scrap iron, which remained high throughout 2005, assisted in maintaining the demand for metal recycling equipment at an excellent level.
     In 2005, net sales of Metso Minerals were EUR 1,735 million representing an increase of EUR 369 million, or 27 percent, compared to net sales of EUR 1,366 million in 2004. Due to good demand, deliveries increased in all of Metso Mineral’s business lines. Aftermarket operations accounted for 46 percent of Metso Mineral’s net sales in 2005, compared to 51 percent in 2004. Since project and equipment deliveries increased significantly, the relative proportion of the aftermarket operations was lower than in 2004. However, measured in euro, the volume of the aftermarket operations increased by 15 percent.
     Metso Minerals’ order intake in 2005 amounted to EUR 1,936 million, representing an increase of EUR 370 million, or 24 percent, from EUR 1,566 million in 2004. Metso Minerals’ largest orders included bulk materials handling systems for Brazil, an extensive cable belt conveying system for Australia, grinding mills for Brazil and lime calcination plants for China. The largest relative increase, almost 30 percent, was achieved in orders for the Recycling business line. The growth was partly attributable to Texas Shredder, acquired during the third quarter of 2005. The orders for the Minerals Processing and the Crushing and Screening business lines increased by approximately 25 percent from 2004. Metso Minerals’ order backlog as of December 31, 2005 amounted to EUR 852 million, representing an increase of EUR 292 million, or 52 percent, from EUR 560 million as of December 31, 2004.
     Metso Automation. The high price of power and crude oil was reflected in investment growth and kept the demand for Metso Automation’s field equipment needed at power plants and refineries at an excellent level, and the demand for automation systems at a good level. In the pulp and paper industry, high capacity utilization rates kept the demand for field equipment at a good level, but, due to weak new investment activity the demand for automation systems was satisfactory.
     In 2005, net sales of Metso Automation were EUR 584 million, compared to net sales of EUR 535 million in 2004, representing an increase of EUR 49 million, or 9 percent. Growth was mainly due to increased field equipment deliveries to the energy, oil and gas industries. Aftermarket operations accounted for 24 percent of net sales, compared to 25 percent in 2004. However, measured in euro, the volume of the aftermarket operations rose by five percent.
     Despite the good market situation, the value of new orders received by Metso Automation remained at the previous year’s level, totaling EUR 580 million in 2005. This represented an increase of EUR 10 million, or 1.8 percent, from EUR 570 million in 2004. More orders were received for field equipment than for automation systems. Metso Automation has started measures to strengthen its sales and service network by hiring approximately 100 employees during 2006 to secure future growth. Metso Automation’s order backlog as of December 31, 2005 amounted to EUR 179 million, representing an increase of EUR 3 million, or 2 percent, from EUR 176 million as of December 31, 2004.
     Metso Ventures. In 2005, net sales of Metso Ventures were EUR 284 million, compared to net sales of EUR 230 million in 2004, representing an increase of EUR 54 million, or 23 percent. This growth was mainly due to Valmet Automotive doubling its production volumes from the previous year, as the manufacturing of a second Porsche model began. Other factors contributing to the increase in Metso Ventures’ net sales were the good delivery situation of the Foundries throughout the year and the increase in the deliveries of Metso Panelboard in the fourth quarter of 2005.
     Metso Ventures’ order intake in 2005 amounted to EUR 324 million, representing an increase of EUR 111 million, or 52 percent, from EUR 213 million in 2004. Metso Ventures’ order backlog amounted to EUR 104 million as of December 31, 2005, representing an increase of EUR 38 million, or 58 percent, from EUR 66 million as of December 31, 2004.
Net Sales for Discontinued Operations
     Discontinued Operations. In 2005, net sales of Discontinued Operations were EUR 26 million, compared to net sales of EUR 397 million in 2004. Discontinued Operations include the Drives business, previously part of Metso Ventures, sold in April 2005; the Converting business, previously part of Metso Paper,

(43)

sold in January 2004; the Compaction & Paving business, previously part of Metso Minerals, sold in June 2004; and the Drilling business, previously part of Metso Minerals, sold in December 2004.
Operating Profit/(Loss) for Continuing Operations
     The Group. In 2005, our consolidated operating profit was EUR 335 million, compared to an operating profit of EUR 199 million in 2004, representing an improvement of EUR 136 million. The operating profit in 2004 was increased by a nonrecurring income of EUR 75 million from the reversal of pension liability, resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004 while the corresponding income in 2005 amounted to EUR 5 million. Furthermore, the 2004 operating profit included EUR 24 million of restructuring expenses related to Metso Paper’s MP50 efficiency improvement program, whereas the 2005 result only included similar expenses of EUR 7 million. In 2005, cost of goods sold amounted to EUR 3,110 million, which represented 73.7 percent of net sales in 2005, compared to EUR 2,673 million in 2004, or 74.2 percent of net sales in 2004. Sales, general and administration costs in relation to net sales decreased from 22.2 percent in 2004 to 18.8 percent in 2005, which had a clear positive impact on operating profit. Our operating profit margin improved to 7.9 percent in 2005 from 5.5 percent in 2004. All our business areas improved their profitability. Strong performance of Metso Minerals and Metso Automation was due to increased delivery volumes, more streamlined cost structure and improved productivity. Metso Paper’s profitability improved as a result of higher deliveries, the implemented efficiency improvement measures and a trimmed cost structure.
     Metso Paper. In 2005, the operating profit of Metso Paper was EUR 91 million, compared to an operating profit of EUR 48 million in 2004, representing an increase of EUR 43 million, or 90 percent. Metso Paper’s operating profit margin improved to 5.3 percent in 2005 from 3.1 percent in 2004. The operating profit of 2004 was increased by a nonrecurring income from the reversal of EUR 39.8 million pension liability, resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004 while the corresponding reversal in 2005 amounted to EUR 3.2 million. Growth in deliveries, the efficiency improvement measures and a streamlined cost structure clearly improved profitability. All business lines improved their profitability on the comparison year. Proportionally, the largest profitability improvement was achieved in the Fiber business line due to the good market situation. The Tissue business line’s operating result for the year was a clear loss, but due to the restructuring measures implemented and an improved market situation, the loss for the second half of 2005 was substantially smaller than for the first half of the year. In 2004, Metso Paper’s operating profit was burdened by EUR 15 million of costs recorded for the delay and possible cancellation of the Papiers Gaspésia project in Chandler, Quebec, Canada. The operating profit in 2004 was further burdened by nonrecurring expenses of EUR 24 million booked relating to Metso Paper’s business concept renewal program launched in June 2004. In 2005, the above-mentioned Papiers Gaspésia project was brought to conclusion by its previous owners, the city of Chandler and the creditors, including Metso. In connection with the arrangement, Metso Paper received a payment of approximately EUR 4 million, which was recorded in the operating profit in 2005. Metso Paper has no remaining obligations relating to the project. The operating profit in 2005 also included nonrecurring expenses of EUR 7 million booked relating to Metso Paper’s business concept renewal program launched in June 2004.
     Metso Minerals. In 2005, the operating profit of Metso Minerals was EUR 177 million, compared to an operating profit of EUR 105 million in 2004, representing an improvement of EUR 72 million. The operating profit of 2004 was increased by a nonrecurring income from the reversal of EUR 4.9 million pension liability resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004 while the corresponding reversal in 2005 amounted to EUR 0.4 million. Metso Minerals’ operating profit margin increased to 10.2 percent in 2005 from 7.7 percent in 2004. Profitability improved significantly in all business lines due to higher volumes, the good capacity utilization rate, a streamlined cost structure and a more efficient supply chain. Measured in euro, the largest improvement in operating profit was achieved in the Crushing and Screening business line. In relative terms, the Minerals Processing business line’s operating profit improved the most.
     Metso Automation. In 2005, the operating profit of Metso Automation was EUR 81 million, compared to an operating profit of EUR 69 million in 2004, representing an increase of EUR 12 million, or 17 percent. The operating profit in 2004 was increased by a nonrecurring income from the reversal of EUR 13.7 million pension liability resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004 while the corresponding reversal in 2005 amounted to EUR 0.8 million. All business lines improved their profitability, with the biggest improvement recorded in the Field Systems business line. Improvement in the Field Systems business line was mainly due to increased volumes and higher portion of day-to-day business instead of

(44)

projects. Metso Automation’s operating profit margin increased to 13.8 percent in 2005 from 13.0 percent in 2004.
     Metso Ventures. In 2005, the operating profit of Metso Ventures was EUR 11 million, compared to an operating loss of EUR 6 million in 2004, representing an improvement of EUR 17 million. The operating loss of 2004 was reduced by a nonrecurring income of EUR 14.6 million resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004. The remaining reversal of the Finnish TEL pension liability in 2005 amounted to EUR 0.6 million. Valmet Automotive’s operating profit turned positive from the heavy loss incurred in 2004. The profitability of the Foundries clearly improved from the comparison year. As in 2004, Metso Panelboard recorded a small operating loss in 2005 due to cost overruns in certain projects and other cost contingencies made for certain previously delivered projects. Metso Ventures’ operating profit margin was 3.8 percent in 2005, compared to negative 2.7 percent in 2004.
Operating Profit for Discontinued Operations
     In 2005, the operating profit of Discontinued Operations was EUR 17 million, compared to an operating profit of EUR 3 million in 2004. The operating profit includes a loss on disposal of EUR 29 million and gain on disposal of EUR 17 million for the years ended December 31, 2004 and 2005, respectively. The results of the Discontinued Operations, which are reported separate from Continuing Operations, are included in the consolidated financial statements up to their date of disposal, which were as follows: Converting end of January 2004, Compaction & Paving end of June 2004, Drilling end of December 2004 and Drives beginning of April 2005.
Profit on Continuing Operations Before Tax
     In 2005, our profit on Continuing Operations before tax was EUR 292 million, compared to a profit before tax of EUR 140 million in 2004.
     Financial income for 2005 amounted to EUR 20 million, compared to EUR 13 million for 2004, representing an increase of EUR 7 million. This increase resulted from a higher level of cash and liquid assets. Financial expenses for 2005 amounted to EUR 63 million, compared to EUR 72 million in 2004. This improvement of EUR 9 million was due to a decrease in interest bearing liabilities, which started already in 2004, but was effective the whole year 2005. In 2005, financial expenses included a one time expense of EUR 5 million due to early repayment of loans. Our net interest bearing liabilities amounted to EUR 289 million as of December 31, 2005, compared to EUR 495 million as of December 31, 2004. The decrease in interest bearing liabilities was generated through positive cash flow from operations, cash flow from disposals and increase in share capital resulting from exercised share options.
Profit Attributable to Equity Shareholders and Earnings per Share from Continuing and Discontinued Operations
     Income Taxes. Income tax expenses on Continuing Operations were EUR 72 million in 2005, compared to income tax benefits of EUR 18 million in 2004. Our tax rate was 24.6 percent in 2005. In 2005, as the result of our U.S. operations clearly turned positive, we were able to utilize tax loss carry forwards from prior years, for which we had not recognized any deferred tax assets.
     Profit Attributable to Equity Shareholders and Earnings per share. In 2005, our profit attributable to equity shareholders was EUR 236 million, compared to a profit of EUR 143 million in 2004. In 2005, our diluted earnings per share from Continuing and Discontinued Operations were EUR 1.69 (basic EUR 1.69), compared to diluted earnings per share from Continuing and Discontinued Operations of EUR 1.05 (basic EUR 1.05) in 2004. The diluted earnings per share from Continuing Operations in 2005 and 2004 were EUR 1.57 and EUR 1.16, respectively. The diluted earnings per share from Discontinuing Operations in 2005 and 2004 were EUR 0.12 and negative EUR 0.11, respectively.
Principal Differences between IFRS and U.S. GAAP
     Our consolidated financial statements are prepared in accordance with IFRS.

(45)

     Our profit attributable to equity shareholders in 2005, under IFRS, amounted to EUR 236 million, compared to a profit of EUR 143 million in 2004. Under U.S. GAAP, Metso would have reported net income of EUR 197 million in 2005 and net income of EUR 2 million in 2004.
     The principal differences between IFRS and U.S. GAAP that affect our net profit, as well as our shareholders’ equity, relate to the business combination of Valmet and Rauma consummated in 1999, the acquisition of Svedala realized in 2001 and the classification differences of certain pension plans. See Note 40 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP.
Liquidity and Capital Resources
     In 2005, net cash provided by operating activities amounted to EUR 164 million, compared to EUR 261 million in 2004. Although the cash flow in 2005 was strengthened through improved profitability, the growth in net sales and orders received caused an increase in working capital.
     Net cash used in investing activities amounted to EUR 90 million in 2005, compared to net cash provided by investing activities of EUR 312 million in 2004. The net cash used in investing activities in 2005 included capital expenditures of EUR 121 million offset by the proceeds from disposals of EUR 144 million. Cash generated through business disposals totaled EUR 95 million while cash from sale of long-lived assets and available-for-sale equity investments totaled EUR 49 million. These proceeds from disposals were of non-recurring nature and we estimate similar cash generation to reduced in the future.
     Net cash used in financing activities amounted to EUR 136 million in 2005, compared to EUR 332 million in 2004. Dividends paid amounted to EUR 48 million in 2005 and to EUR 27 million in 2004. Net cash used in financing activities in 2005 was positively affected by a share capital increase of EUR 72 million arising from stock option programs. Our net interest bearing liabilities (interest bearing liabilities less cash and cash equivalents and other interest bearing financial assets) amounted to EUR 289 million as of December 31, 2005, compared to EUR 495 million as of December 31, 2004. The positive net cash provided by operating activities and proceeds from sale of businesses and long-lived assets helped to reduce interest bearing liabilities substantially and, hence, to strengthen our financial position.
     Our cash and cash equivalents (excluding investments in available-for-sale financial assets) amounted to EUR 323 million as of December 31, 2005, compared to EUR 372 million as of December 31, 2004.
     Our funding is mainly of a long-term nature and long-term debt accounted for 75 percent of our total interest bearing debt at the end of 2005. The long-term debt, consisting primarily of bonds and loans from financial institutions, amounted to EUR 593 million as of December 31, 2005 and EUR 885 as of December 31, 2004. The bonds consisted principally of three bond loans with the principal outstanding amounts of USD 109 million (EUR 92 million), EUR 156 million and EUR 257 million. The U.S. dollar denominated bond was issued in the United States in December 1997 and registered with the U.S. Securities and Exchange Commission (the “SEC”). It matures in 2007 and bears a fixed annual interest rate of 6.875 percent. In December 2000, we established a Euro Medium Term Note Program of EUR 1 billion, under which initially a EUR 500 million bond loan was issued in December 2001. The bond loan matures in 2006 and carries a fixed interest rate of 6.25 percent. In spring 2004, EUR 88 million worth of the bonds were exchanged into bonds with maturities of five to seven years through private placements. In November 2004, we completed an offer to exchange the remaining bonds to new euro-denominated bonds maturing in 2011. EUR 256 million of existing bonds were validly submitted and accepted for exchange. EUR 274 million of new bonds were issued and they carry a fixed interest rate of 5.125 percent. As a result, the remaining outstanding amount of the bond loan maturing in 2006 is EUR 156 million.
     Our loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. The majority of the loans are either U.S. dollar or SEK denominated. The interest rates vary from 1.0 percent to 14.5 percent, and the loans have maturities ranging from 2006 to 2014.
     In June 2003, we entered into a new five-year revolving credit facility agreement of EUR 450 million with a syndicate of 14 banks. It replaced two earlier revolving credit facilities: EUR 230 million credit facility from 1998 and a EUR 400 million credit facility from 2000, while extending the maturity of the credit commitments until 2008. In May 2005, we agreed to decrease the amount of this credit facility from EUR 450 million to EUR 300 million. As of December 31, 2005 and as of December 31, 2004, the facility was undrawn.

(46)

     In May 2004, we signed an EUR 135 million ten-year research and development loan agreement with the European Investment Bank. Under the loan facility, funds could initially be drawn within 18 months from signing. The overall loan period will be ten years with installment payments starting three years from each draw down. The draw-down period was extended in 2005 and it will end in November 2006. As of December 31, 2005, the facility was undrawn.
     As of December 31, 2005, the undrawn committed long-term credit facilities of Metso totaled EUR 300 million and the undrawn committed short-term credit facilities amounted to EUR 100 million.
     We have a short-term euro commercial paper program of EUR 150 million and a domestic commercial paper program amounting to EUR 300 million with a group of Finnish and international banks in each case. As of December 31, 2005, both programs were unused. Management believes that our financial situation is stable, inasmuch as interest bearing debt is mainly long-term debt and there are adequate long-term and short-term financing reserves and facilities for our current scope of operations. Cash reserves and lines of credit are sufficient to cover fluctuations in the cash flows of the businesses.
     The ratio of our net interest bearing liabilities to equity (i.e., gearing) was 22.4 percent as of December 31, 2005, compared to 49.7 percent as of December 31, 2004. We have made considerable progress in reducing our gearing, which was an important target for both 2005 and 2004. This improvement was a result of divestments and improved profitability of our operations as well as proceeds from stock option program related equity issue.
     As of December 31, 2005, the shareholders’ equity, distributable funds and total assets of the parent company of the Group amounted to EUR 1,070 million, EUR 464 million and EUR 2,548 million, respectively. As of December 31, 2005, the shareholders’ equity, distributable funds and total assets of Metso Corporation, including its consolidated subsidiaries, amounted to EUR 1,285 million, EUR 744 million and EUR 3,904 million, respectively.
     Moody’s Investors Service confirmed our existing long-term Ba1 credit rating and changed the rating outlook from stable to positive on December 13, 2005. Standard & Poor’s Ratings Services has confirmed our existing long-term BB+ corporate rating, the BB rating on bonds issued and the EMTN program, as well as the B rating on short-term credits, and has kept the rating outlook as stable. There are no prepayment covenants in our financial contracts that would be triggered by changes in our credit ratings.
Disclosure about Contractual Obligations and Commercial Commitments
     The table below sets forth aggregated information about our contractual obligations and commercial commitments as of December 31, 2005.

		Payments Due by Period
		Less than 1			More than
	Total	year	1-3 years	3-5 years	5 years
	(EUR in millions)
Contractual Obligations
Long-term debt, incl. short-term portion	732	157	121	105	349
Capital lease obligations	21	3	6	5	7
Operating leases	125	37	47	26	15

Total contractual cash obligations	878	197	174	136	371

(47)

	Total	Amount of Commitment
	amounts	Less than 1			More than
	committed	year	1-3 years	3-5 years	5 years
	(EUR in millions)
Other Commercial Commitments
Guarantees	5	5	0	0	—
Standby repurchase obligations	6	3	2	1	0
Purchase commitments	254	250	4	0	—
Other commitments	6	4	2	0	—

Total commercial commitments	271	262	8	1	0

     We have various pension schemes pursuant to local conditions and practices of the countries in which we operate. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and of salary with Metso, and are usually coordinated with local national pension plans. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The net liability recognized for the defined benefit obligations amounted to EUR 168 million and EUR 157 millions for the years ended December 31, 2004 and 2005, respectively. We also maintain some multi-employer pension arrangements, insured plans and defined contribution pension arrangements. Contributions to these plans amounted to approximately EUR 84 million and EUR 77 million for the years ended December 31, 2004 and 2005, respectively.
Capital Expenditure
     Our gross capital expenditures, excluding acquisitions, amounted to EUR 107 million in 2005, compared to EUR 97 million in 2004. The gross capital expenditure, including acquisitions, totaled EUR 121 million in 2005. Our capital expenditure in 2005 was mainly focused on maintenance due to the implementation of various measures under our efficiency improvement program. For the preceding two years, our capital expenditures have consisted principally of maintenance, development and expansion of existing production capacity, office and service facilities as well as information technology. In 2006, our capital expenditures, excluding acquisitions, are projected to be approximately EUR 120 million, which will mainly be related to improvements and expansions of existing capacity and facilities and renewal of our Enterprise Resource Planning systems. We expect to finance the expenditure with cash flow from operations. See “Item 4. Information on the Company – Strategy” for a discussion of our growth strategy pursuant to which our management focus is shifting from restructurings to profitable growth and pursuant to which we may seek to attain growth in our net sales through compementary acquisitions.
     The table below summarizes our gross capital expenditures by region, excluding acquisitions, for the periods indicated:

	Year ended December 31,
	2004	2005
	(EUR in millions)
Finland	54	49
Other Nordic countries	10	9
Other European countries	11	13
North America	9	15
South and Central America	8	14
Asia-Pacific	4	5
Rest of the world	1	2

Total	97	107

Research and Development
     Our research and technology development is focused, in line with our strategy, on applications to improve the operational efficiency of processes to be delivered by us and to strengthen our life cycle business. Rather than just buying machines and equipment, customers are increasingly investing in competitiveness based

(48)

on processes that function optimally throughout their life cycle. Products and services being developed for the process industry benefit, to a large extent, from the latest information technology and automation solutions.
     We invested EUR 96 million in research and development activities in 2005 or 2.3 percent of net sales, compared to EUR 96 million in 2004, or 2.7 percent of net sales. At the end of 2005, we had a total of 867 employees working in the area of research and development, representing a decrease of nine percent from the end of 2004. Of those employees, 47 percent, 12 percent, 36 percent, and five percent worked in Metso Paper, Metso Minerals, Metso Automation and Metso Ventures, respectively. In 2005, our personnel submitted approximately 660 invention disclosures, which led to over 160 new priority patent applications. In 2004, our personnel submitted approximately 620 invention disclosures, which led to 220 new priority patent applications. As of December 31, 2005, our patent portfolio included approximately 2,700 inventions.
     Geographically, our research and development activities are concentrated in Finland and Sweden, although we have significant research and development units in North America and Central Europe as well.
     Following is a summary of our significant research and development activities by business area:
Metso Paper
     Metso Paper’s research and development focuses on developing whole processes and supporting aftermarket solutions for all the main paper, tissue, board and pulp grades. A key target is to improve the competitiveness of customer processes. Metso Paper is allocating an amount approximating three to four percent of its annual net sales to research and development. Customer oriented research and development is conducted in close cooperation with customers, Metso Automation, research institutes and universities.
     In 2005, Metso Paper spent approximately EUR 51 million on research and development, compared to EUR 50 million in 2004. In accordance with our strategy, research and development became in 2005 more focused on the products and services needed in service, process improvements and machine rebuilds.
     In 2005, Metso Paper’s most significant fiber technology product launches included SuperKit, which was developed to enhance the continuous cooking process and includes a number of new equipment solutions. At Shandong Bohui Paper’s mill in China, the world’s largest production line based on single-line refining was started, producing bleached chemi-thermomechanical pulp (BCTMP) with poplar as the raw material. In the second quarter of 2005, an OptiConcept production line delivered by Metso Paper was started ahead of schedule at the UPM Changshu mill in China. The new line represents the latest paper making technology and is the largest and fastest uncoated fine paper production line in the world. Likewise in China, the first headboxes representing the cost-efficient Val product range were successfully introduced on a coated board production line. At the end of 2005, Metso Paper launched the first new-generation OptiLoad TwinLine multinip calenders that improve the printing qualities of printing paper.
     Metso Paper has 12 technology centers that are located in Finland, Sweden, the United States and Italy.
Metso Minerals
     During 2005, the product development at Metso Minerals focused on modernizing cone crushers and mobile devices and developing related automation systems. In addition, Metso Minerals launched portable metal shears, which are suited primarily for small metal recycling operations. The screen media product range was expanded with modular screen solutions that are compatible with almost all the screen systems on the market without welding or cutting.
     Metso Minerals spent approximately EUR 11 million on research and development in 2005, compared to EUR 9 million in 2004.
     Technology centers of Metso Minerals are located in Brazil, Canada, Finland, France, Germany, New Zealand, Sweden and the United States.

(49)

Metso Automation
     Metso Automation develops automation and field system solutions for chosen process industry needs. Metso Automation’s future success will require continuous investments in new products, services and business innovations. In 2005, Metso Automation spent approximately EUR 29 million, which is five percent of its net sales, in developing new products and applications, and new technology. In the previous year, the research and development costs amounted to approximately EUR 31 million. Metso Automation launched several new products in 2005, of which the most significant were the kajaaniROTARY pulp consistency transmitter, the kajaaniMAP online-analyzer to measure the freeness, fiber dimensions and shives content of mechanical, chemical and recycled fiber pulp, and the IQCaliper-L measurement device that scans paper caliper.
     Of the approximately 300 people working in Metso Automation’s research and development, the majority is located in Finland while other locations are in Canada and the United States.
Metso Ventures
     Metso Ventures consists of Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive.
     Metso Panelboard’s research and development is focused on improving the competitiveness of its machinery systems and processes for wood-based panel industries: medium-density fiberboard, particleboard and oriented-strand board.
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
     Metso Ventures spent approximately EUR 5 million on research and development in 2005, compared to EUR 6 million in 2004.
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
     Both our production and sales activities are distributed throughout various geographic regions creating exposure to currency risks. The principal currencies that we are exposed to are the U.S. dollar, the euro and the Swedish krona. In general, appreciation of the euro relative to the U.S. dollar has an adverse effect on our sales and operating profit, while its depreciation has a positive effect. A majority of our sales in the United States have been supplied by our U.S. production and aftermarket facilities or sourced locally, which reduces the direct impact of euro – U.S. dollar fluctuations on our profitability in that market. However, Metso Paper, Metso Automation and Metso Minerals all have part of their U.S. sales based on exports from Europe. Some of these sales face competitors with costs in a different currency, typically U.S.-based competitors. See “Item 3. Key Information—Exchange Rates.”
     Our foreign currency risk management policy is focused on hedging the foreign currency exposures arising from firm sales and purchase commitments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rates and Foreign Currency Exposure.” We hedge our currency risks with forward exchange contracts and options.
     In 2005, trade flow related foreign exchange gains and losses included in operating profit resulted in a net gain of EUR 1 million, compared to a net gain of EUR 9 million in 2004. Foreign exchange gains and losses related to financing and included in financial income and expenses amounted to a net gain of EUR 4 million in 2005, compared to a net loss of EUR 1 million in 2004.

(50)

     Exchange rate movements also impact our assets and liabilities denominated in currencies other than the euro. We use loans, currency swaps and forward exchange contracts to hedge our equity investments in foreign subsidiaries denominated in non-euro currencies, with maturities ranging from less than one year to six years. We have also made long-term U.S. dollar and pound sterling denominated loans to certain foreign subsidiaries. We hedge the associated currency risk through cross-currency swaps and forward exchange contracts. Foreign exchange contracts are used to hedge our foreign currency risk arising from the short-term borrowings. The principal currency for our short-term borrowings is currently the euro.
Inflation
     Inflation in Finland as measured by the change in the consumer price index was 0.9 percent in 2005 and 0.2 percent in 2004. Inflation in Finland did not have a significant impact on our operating results. However, a major portion of our operations, sales and production is performed in countries with rates of inflation higher or lower of that in Finland. Changes in exchange rates or interest rates may or may not reflect differences in inflation rates. Quantifying the individual or combined effects of these factors on our reported income is therefore not possible.
New Accounting Standards
IFRS
IFRS 7
     In August 2005, IASB issued IFRS 7 “Financial Instruments: Disclosures,” which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments for its financial position and performance. We do not expect the new disclosure requirements to have a material impact to our financial statements.
     We will apply the standard as well as related amendments of IAS 1 for the financial year beginning on January 1, 2007.
IAS 39
     In 2005, IASB issued two amendments to IAS 39 “Financial Instruments: Recognition and Measurements”:
1)	Cash flow hedge accounting of forecast intra-group transactions, which extends the application of hedge accounting to certain type of internal foreign currency denominated transactions provided these generate a currency risk that is not eliminated in the consolidated financial statements, and

2)	“Fair value option,” which allows the designation of financial instruments at fair value through profit and loss under certain circumstances.
     Both amendments became applicable for financial years beginning as of January 1, 2006, earlier adoption is permitted. We have applied the first amendment to our financial statements beginning on January 1, 2005. We will adopt the second amendment in the financial year beginning on January 1, 2006. It is not expected to have a material impact on our financial statements.
U.S. GAAP
     In December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (Revised 2004), Share Based Payment (“SFAS 123R”), which replaces SFAS 123, Accounting for Stock Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123 R requires all sharebased payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In April 2005, the SEC released a final rule, “Amendment to rule 4-01(a) of Regulation S-X regarding the compliance date for Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment,” which delayed the implementation date of SFAS 123 R until the first annual period beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS

(51)

123R, the Company must determine the appropriate fair value model to be used for valuing share based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. During 2005, the FASB issued FSP FAS 123 (R)-1, FSP FAS 123(R)-2 and FSP FAS 123 (R)-3, which provide additional considerations for companies transitioning to FAS 123(R) and practical application guidance. We are currently evaluating what impact the pronouncement will have on our consolidated financial statements.
     In March 2005, the FASB issued Financial Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations, which clarifies that the term “conditional asset retirement obligation,” as used in SFAS 143, refers to a legal obligation to perform asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of the financial years ending after December 15, 2005. We have determined that the adoption of this pronouncement had an immaterial effect on our consolidated financial statements.
     In May 2005, the FASB published FAS 154 Accounting changes and error corrections as a replacement of APB Opinion No. 20 Accounting changes and FASB Statement No. 3 Reporting Accounting Changes in Interim Financial Statements, which has to be applied for financial years beginning on or after December 15, 2005. It requires a company to recognize changes in accounting principles retrospectively, instead of including the effect in net income of the period as was prescribed by APB Opinion No. 20. We will apply the standard to the financial year beginning on January 1, 2006. The adoption of the pronouncement is not expected to have a material effect on our consolidated financial statements.
     In November 2005, the FASB issued Staff Position No. (FSP) 115-1 and FAS 124-1 The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP 115-1 and FAS 124-1 provide accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. We do not expect the adoption of the pronouncement to have a material effect on our consolidated financial statements.
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
Item 6. Directors, Senior Management and Employees.
     Pursuant to the Finnish Companies Act and our articles of association, our control and management is divided among our shareholders, Board of Directors, and President and Chief Executive Officer (CEO). In addition, we have a corporate Executive Team, which assists our President and Chief Executive Officer in the day-to-day management of Metso. Shareholders can contact us, our management and Board of Directors through our Investor Relations department.
     The business address for our directors and executive management is P.O. Box 1220, FI-00101 Helsinki, Finland.
Board of Directors
     Our Board of Directors and our President and CEO are responsible for the management of Metso Corporation. Other executives have an assisting and supporting role. Our Board of Directors seek to ensure that good corporate governance practice is applied within our company.
     Our Board of Directors supervises the operations and management of Metso and decides on significant matters relating to strategy, investments, organization and finance. The main duties of our Board of Directors include the approval of our long-term goals and strategy, the annual business and other major action plans, the organizational structure and the main principles for our incentive systems. The duties of our Board of Directors

(52)

also cover the nomination of our President and CEO, our business area presidents and the members of our Executive Team as well as the monitoring and evaluation of the President and CEO’s performance and deciding upon his remuneration and benefits. Our Board of Directors also approves our corporate policies in key management areas, decides on matters that it delegates to the President and CEO for decision, seeks to ensure that the supervision of the accounting and financial matters is properly organized and interim and annual financial statements are properly prepared. It also seeks to ensure the adequacy of planning, information and control systems for monitoring the bookkeeping and handling of financial matters and risk management. Our Board of Directors also convenes and makes proposals to the annual general meeting or any extraordinary meeting of shareholders, decides upon other matters that do not belong to our day-to-day operations and are of major importance, such as major investments, acquisitions and divestures, and major joint ventures and loan agreements. Our Board of Directors also decides upon guarantees given by Metso Corporation and other matters in accordance with the provisions in the Finnish Companies Act.
     Our Board of Directors is composed of at least five and no more than eight members. Our Board of Directors currently consists of six members, each of whom was elected by the shareholders at the annual general meeting of our shareholders held on April 4, 2005, for a term ending at the following annual general meeting. Our next annual general meeting is scheduled to be held on April 4, 2006. The members of our Board of Directors may be appointed or removed only by a shareholders’ resolution at a general meeting. The following table lists the names of the members of our current Board of Directors, possible principal occupation or employment and their year of birth:

Name	Position	Year of Birth
Matti Kavetvuo	Chairman of the Board of Directors	1944
Jaakko Rauramo	Vice Chairman of the Board of Directors	1941
Svante Adde	Director; Managing Director of Compass Advisers	1956
Maija-Liisa Friman	Director; President and Chief Executive Officer of Aspocomp Group Oyj	1952
Satu Huber	Director; Director of Finance and Head of Finance Division in the Finnish State Treasury	1958
Juhani Kuusi	Director	1938
     Matti Kavetvuo has been the Chairman of our Board of Directors since 2003. He was President and Chief Executive Officer of Pohjola Insurance Group until 2001, when he retired. Previously, he was President and Chief Executive Officer of Valio Ltd. in 1992-1999, and President and Chief Executive Officer of Orion Corporation in 1985-1991. Mr. Kavetvuo was employed by Instrumentarium Corporation in 1971-1984, where he served as President in 1979-1984. Mr. Kavetvuo is also Chairman of the Boards of Directors of Orion Corporation and Suominen Corporation. He is Vice Chairman of the Boards of Directors at Alma Media Corporation and Kesko Corporation. He is also a member of the Boards of Directors of KCI Konecranes International Plc, Marimekko Corporation and Perlos Corporation. Mr. Kavetvuo holds a Master of Science degree in Engineering and a Master of Science degree in Economics. He is a Finnish citizen.
     Jaakko Rauramo has been a member of our Board of Directors since 1999 and Vice Chairman since 2004. He served as President and Chief Executive Officer of SanomaWSOY in 1999-2001 and President of Sanoma Corporation in 1984-1999. Mr. Rauramo is the Chairman of the Board of Directors of SanomaWSOY Corporation since 2001. He is also a member of the Board of the Foundation of the Confederation of Finnish Industry and Employers, European Publishers’ Council and Stiftelsen Svenska Dagbladet. He is a member of the International Council of the Museum of Television & Radio in New York. He is a Trustee of Reuters Founders Share Company Limited and Chairman of National Board of Economic Defence. Mr. Rauramo holds a Master of Science degree in Engineering. He is a Finnish citizen.
     Svante Adde has been a member of our Board of Directors since 2005. He has been a Managing Director of Compass Advisers, London office, since May 2005. Previously, he has worked as Chief Financial Officer of Ahlstrom Group, 2003–2005, and as Managing Director and Head of Nordic Corporate Finance at Lazard, a global investment bank. Before Lazard, Mr. Adde worked at Citigroup. Mr. Adde is a member of the Boards of Directors of KCI Konecranes International Plc and Brammer plc. He holds a Bachelor of Science degree in Economics and Business Administration. He is a Swedish citizen.
     Maija-Liisa Friman has been a member of our Board of Directors since 2003. Ms. Friman has been President and Chief Executive Officer of Aspocomp Group Oyj since April 2004. In 2000-2004, she was Managing Director of Vattenfall Oy and, in 1993-2000, President of Gyproc Oy. Ms. Friman is a member of the Boards of Directors of Sponda Plc, SYK Ltd., Ilmarinen Mutual Pension Insurance Company and the Finnish

(53)

Medical Foundation. Ms. Friman holds a Master of Science degree in Engineering. She is a Finnish citizen.
     Satu Huber has been a member of our Board of Directors since 2004. Ms. Huber has been Director of Finance and Head of Finance Division in the Finnish State Treasury since 1997. In 1995-1997, she was First Vice President of Merita Investment Banking, her latest responsibilities being in Global sales & Scandinavian money and bond markets. In 1992-1995, she was Vice President of Treasury Sales of the Union Bank of Finland. Ms. Huber is a member of the Board of Ekonomiska Samfundet i Finland rf. Ms. Huber holds a Master of Science degree in Economics and Business Administration. She is a Finnish citizen.
     Juhani Kuusi has been a member of our Board of Directors since 2000. Mr. Kuusi was Senior advisor in Sitra (The Finnish National Fund for Research and Development) in 2004-2005. He served as Senior Vice President of Technology Strategy in Nokia Corporation before his retirement, in 2003, and Senior Vice President, head of Nokia Research Center from 1995 to 2002. Before that, Mr. Kuusi was Director General of the National Technology Agency of Finland (Tekes) in 1983-1995, Director of Reactor Laboratory of the Technical Research Center of Finland (VTT) in 1980-1983, and Research Director of Oy Finnatom Ab in 1975-1979. Mr. Kuusi holds a Doctorate degree in Technology. He is a Finnish citizen.
     In accordance with the Finnish law on personnel participation, a personnel representative participates in the meetings of our Board of Directors as an invited expert. The representative does not have voting rights, nor is she or he legally responsible for the decisions of the Board of Directors. The representative is elected by Metso’s Finnish personnel groups for the same term as that of the members of the Board of Directors. The personnel representative in our Board of Directors is Pentti Mäkinen, born 1952. Mr. Mäkinen is currently Coordinator, Vocational Competence Development, in Metso Paper in Jyväskylä, Finland. He has been working for Metso since 1969, and he was member of our Board of Directors in 2000-2005. Mr. Mäkinen is the Chairman of the National Council of the Finnish Metal Workers’ Union. Mr. Mäkinen is a plate-welder by education, and he is a Finnish citizen.
     On January 31, 2006, Metso’s nomination committee set by the annual general meeting of shareholders in 2005, consisting of representatives of our four largest shareholders on December 1, 2005 announced that they will propose to the annual general meeting of shareholders convening on April 4, 2006, that the number of members of our Board of Directors be increased from six to seven. The nomination committee proposes Christer Gardell, Managing Partner of Cevian Capital, and Professor Yrjö Neuvo to be elected as new members to our Board of Directors. Moreover, the committee proposes that the current members of our Board of Directors, Svante Adde, Maija-Liisa Friman, Satu Huber, Matti Kavetvuo, and Jaakko Rauramo, be re-elected. Matti Kavetvuo is proposed to continue as Chairman of the Board of Directors and Jaakko Rauramo as Vice Chairman. Juhani Kuusi, who is currently a member of our Board of Directors, has announced that he will not be available for re-election.
     Christer Gardell, MBA, is the founder and Managing Partner of Cevian Capital, a Swedish asset management company. He is currently Chairman of the Board of Directors of AB Lindex, a Swedish clothing retailer. Professor Yrjö Neuvo, Ph.D. (EE), held the position of Chief Technology Officer, and member of the Group Executive Board in Nokia in 1993-2005. Mr. Neuvo retired from his position on January 1, 2006. Previously, he was a Professor at the Tampere University of Technology and a National Research Professor at the Academy of Finland.
     The nomination committee proposes to the annual general meeting of shareholders convening on April 4, 2006 that the following annual fees to be paid: Chairman of the Board of Directors EUR 80,000, Vice Chairman of the Board of Directors and Chairman of the Audit Committee EUR 50,000, and other members of the Board of Directors EUR 40,000. In addition, a fee of EUR 500 per meeting is paid to all members for meetings of the Board of Directors and its committees they attend.
Chief Executive Officer and Our Executive Team
     Our Board of Directors nominates a President and CEO, who is in charge of the management of Metso’s businesses in accordance with the provisions of the Finnish Companies Act and the instructions given by the Board of Directors.
     The President and CEO reports to the Board of Directors and keeps it sufficiently informed about our business environment, such as customers, competition and markets, as well as our financial position and other significant matters. The President and CEO prepares the matters on the agenda of the Board of Directors and its committees and implements the decisions made by the Board of Directors and its committees if not decided

(54)

otherwise by the Board of Directors. The President and CEO also guides and supervises the operations of Metso and its business areas. The President and CEO also acts as the chairman for our Executive Team and the Boards of Directors of the business areas.
     The President and CEO and other members designated by the Board of Directors form our Executive Team. Our Executive Team assists the President and CEO in the preparation of matters such as Metso’s business plans, strategy, policies and other matters of joint importance within our business areas and our Company. Our Executive Team will convene when called by the President and CEO.
     The following table lists the names of the current members of the our Executive Team, their current responsibilities within Metso and their year of birth:

Name	Position	Year of Birth
Jorma Eloranta	President and Chief Executive Officer	1951
Olli Vaartimo	Executive Vice President and Chief Financial Officer, deputy to the President and Chief Executive Officer	1950
Risto Hautamäki	President, Metso Paper	1945
Vesa Kainu	President, Metso Ventures	1947
Matti Kähkönen	President, Metso Automation	1956
Bertel Langenskiöld	President, Metso Minerals	1950
     Jorma Eloranta has been our President and Chief Executive Officer since March 1, 2004. Before that, Mr. Eloranta was President and Chief Executive Officer of Kvaerner Masa-Yards Inc. in 2001-2004. He has also served as President and Chief Executive Officer of Patria Industries Group in 1997-2001, as Deputy Chief Executive of Finvest Group and Jaakko Pöyry Group in 1996-1997 and as President of Finvest Ltd in 1985-1995. Mr. Eloranta is the Chairman of the Board of Directors of Oy Center-Inn Ab and a member of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company. He is also a member of the Boards of Directors of Uponor Corporation and Technology Industries of Finland. Mr. Eloranta holds a Master of Science degree in Engineering. He is a Finnish citizen.
     Olli Vaartimo has been our Executive Vice President, Chief Financial Officer, and Deputy to the President and Chief Executive Officer since April 22, 2003. He served as President and Chief Executive Officer of Metso and as Chairman of the Metso’s business area Boards from September 2003 to March 2004, after which he returned to his duties as Metso’s Executive Vice President and CFO and Deputy to the President. Mr. Vaartimo has previously served as President of Metso Minerals in 1999-2003 and President and Chief Executive Officer of Nordberg in the Rauma Corporation in 1993-1999. From 1991 to 1998, he was also Executive Vice President of Rauma Corporation. Mr. Vaartimo joined Rauma in 1974. Mr. Vaartimo holds a Master of Science degree in Economics and Business Administration. He is a Finnish citizen.
     Risto Hautamäki has been President of Metso Paper since April 1, 2005. Previously, he was the President and CEO of Tamfelt Corporation in 1995-2005. In 1990-1994, he was President and CEO of Valmet Paper Machinery Inc. and Executive Vice President and Chief Operating Officer in 1989-1990. Mr. Hautamäki was a member of Metso’s Board of Directors and Compensation Committee in 2004-2005 until he started in his current position. Mr. Hautamäki is a member of the Board of Directors of Wärtsilä Corporation. Mr. Hautamäki holds a Master of Science degree in Engineering. He is a Finnish citizen.
     Vesa Kainu has served as President of Metso Ventures since 2003. In 2001-2003, he served as Executive Vice President of Metso Minerals, and in 1999-2001, he was President of Metso Paper Service. Prior to that, he headed Valmet’s Service business line from 1994. He joined the Company in 1971. Mr. Kainu is a member of the Boards of Directors of Exel Oyj and Tamfelt Oyj Abp. Mr. Kainu holds a Bachelor of Science degree in Technology. He is a Finnish citizen.
     Matti Kähkönen has served as President of Metso Automation since 2001. Prior to that, he headed Metso Automation’s Field Systems business line in 1999-2001, and served as Division President of Neles Controls in Rauma Corporation from 1993. Mr. Kähkönen joined Rauma in 1980. Mr. Kähkönen holds a Master of Science degree in Engineering. He is a Finnish citizen.
     Bertel Langenskiöld has served as President of Metso Minerals since 2003. Previously, he was President and Chief Executive Officer of Fiskars Corporation in 2001-2003, and president of Tampella

(55)

Power/Kvaerner Pulping, Power Division in 1994-2000. Mr. Langenskiöld is a member of the Boards of Directors at Wärtsilä Corporation and Cidron International Oy (Outokumpu Copper Products Oy). Mr. Langenskiöld holds a Master of Science degree in Engineering. He is a Finnish citizen.
Compensation of Directors and Officers
     For the year ended December 31, 2005, fees totaling EUR 307,427 were paid to the eight members of our Board of Directors. This includes the six current members listed above and Risto Hautamäki and Pentti Mäkinen, who served on the Board of Directors until the annual general meeting of shareholders held on April 4, 2005. The annual fees paid were as follows: Chairman of the Board of Directors EUR 60,000, Vice Chairman EUR 40,000, and other members of the Board of Directors EUR 30,000. In addition, a fee of EUR 500 per meeting was paid to all members of the Board of Directors for the meetings they attended. Compensation for traveling expenses and daily allowances were paid in accordance with Metso’s general travel policy.
     For the year ended December 31, 2005, salaries and bonuses totaling EUR 2,135,121 were paid to seven executives who were members of our Executive Team in 2005. This amount also included performance bonuses of EUR 383,000 for 2004. In addition to the current members of our Executive Team listed above, the previous President of Metso Paper, Bertel Karlstedt, was a member of our Executive Team between January 1 and March 31, 2005. The salaries of all members of our Executive Team comprise a fixed basic salary and a bonus based on the result of the Corporation and/or of the business area in question. The bonus may also be based on other development objectives central to our operations.
     We also pay premiums to a pension insurance company to provide for a supplemental group pension insurance covering our Executive Team and certain senior executives, which enables a retirement of the age of 60. In 2005, the amount of such pension insurance premium payments totaled approximately EUR 1.4 million.
     President and Chief Executive Officer Jorma Eloranta’s salary in 2005 was EUR 460,101. In addition, he received in 2005 a performance bonus of EUR 82,000 in respect of 2004 and benefits in the form of a car and a telephone. According to his service contract, Jorma Eloranta’s age of retirement is 60 years, and his full pension equals 60 percent of the annual salary serving as the basis for the pension calculation. If Mr. Eloranta terminates his contract for a reason for which Metso is responsible, or if his contract is terminated by Metso, he is entitled to compensation corresponding to 24 months’ salary and benefits.
     As of December 31, 2005, there were no loans outstanding to any members of our Board of Directors or our Executive Team.
Audit Committee and Compensation Committee
     Audit Committee. The Audit Committee consists of a chairman and two members elected by our Board of Directors from among its independent members. As from April 4, 2005, the Audit Committee has consisted of Maija-Liisa Friman (chairman), Satu Huber and Svante Adde (financial expert).
     The duties of the Audit Committee include a review of financial reporting by assessing Metso’s draft financial statements, draft interim reports, accounting policies, significant or exceptional business transactions and management estimates. The Audit Committee assesses compliance with laws and provisions and with our internal instructions. It assesses the adequacy of our internal control and risk management, approves the internal audit plan and follows up on internal audit reporting. The Audit Committee is responsible for matters related to preparing for the election of auditors, assessing the audit plan and costs, studying the auditor’s reports and discussing them with the auditors, and assessing the quality and scope of the audit.
     Each year, the Audit Committee draws up a working order for itself. In 2005, the Audit Committee met six times.
     Compensation Committee. The Compensation Committee consists of a chairman and two members, who are all elected by the Board of Directors from among its members. Since April 4, 2005, the Compensation Committee has consisted of Matti Kavetvuo (chairman), Jaakko Rauramo and Juhani Kuusi. The Compensation Committee reviews and monitors the competitiveness of the remuneration and incentive systems within Metso, prepares and makes proposals to the Board of Directors for the remuneration and benefits of our President and CEO and decides upon the remuneration and benefits of the officers reporting to the President and CEO. The Compensation Committee may authorize its chairman to decide upon the remuneration and benefits of these

(56)

officers. Pursuant to the Finnish Companies Act, the shareholders determine the amount of compensation for the Board of Directors at their annual general meeting. In 2005, the Compensation Committee met five times.
Home Country Practices
     Foreign private issuers listed on the New York Stock Exchange must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of the New York Stock Exchange (the “NYSE listing standards”).
     As a result of a comparison of our corporate governance practices to those requirements of Section 303A of the NYSE listing standards that are currently applicable to U.S. domestic companies, the following significant differences have been identified:
•	The annual general meeting of our shareholders held on April 4, 2005 established a nomination committee, which consisted of the representatives of our four biggest shareholders on December 1, 2005 along with the Chairman of our Board of Directors as an expert member. The nomination committee has prepared proposals in respect of the composition of our Board of Directors and the director remuneration for the following annual general meeting of our shareholders, which is scheduled for April 4, 2006. Pursuant to Section 303A.04 of the NYSE listing standards, domestic companies listed on the New York Stock Exchange must have a nominating or corporate governance committee composed entirely of independent directors.

•	Our Compensation Committee makes recommendations to our Board of Directors with respect to the compensation of our President and Chief Executive Officer. In accordance with the Finnish Companies Act, the compensation of our President and CEO is approved by our entire Board of Directors. Section 303A.05 of the NYSE listing standards requires that the compensation committee of a company must determine and approve the compensation of the chief executive officer.

•	Under the Finnish Companies Act, a general meeting of shareholders of a Finnish company appoints the independent auditor(s) of the company. Similarly, only a general meeting of shareholders can remove the independent auditor(s) and appoint their successor. Section 303.06 of the NYSE listing standards requires, pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, that the audit committee of a company must be directly responsible for the appointment and retention of the independent auditor of the company.

•	Finnish laws and regulations do not mandatorily require companies to have an internal audit function, which is required by the Section 303.07 of the NYSE listing standards. Metso has internal audit function and has additionally covered this requirement by comprehensive risk management and internal control processes.
Employees
     As of December 31, 2005, the total number of Metso’s employees was 22,178, compared to 22,802 at year-end 2004. At the end of 2005, our continuing operations employed 22,178 people, which was 273 persons more than at the end of 2004. The number of personnel has increased at Metso Minerals and at Valmet Automotive, which is part of Metso Ventures, due to substantial growth in their business volume. In recent years, we have reduced our own production resources by outsourcing non-core activities. On the other hand, both production and aftermarket operations have been strengthened in the fast developing market areas, such as Asia and South America. More personnel have been employed, particularly in the service business and in the customer interface. We believe that we have good relations with our employees and labor unions.
     The following two tables set forth the number of employees by business area and by region as of December 31, 2004 and 2005.

(57)

	As of December 31,		Percentage of
	2004	2005	Group
Employees by business area
Metso Paper	8,660	8,201	37
Metso Minerals	8,048	8,521	39
Metso Automation	3,267	3,169	14
Metso Ventures	1,637	1,993	9
Corporate Office and Shared Services	293	294	1

Continuing Operations	21,905	22,178	100
Discontinued Operations	897	—	—

Metso total	22,802	22,178	100

	As of December 31,		Percentage of
	2004	2005	Group
Employees by geographic area
Finland	9,089	8,340	38
Other Nordic countries	2,622	2,491	11
Other European countries	2,902	2,959	13
North America	3,557	3,526	16
South and Central America	1,950	2,070	9
Asia-Pacific	1,366	1,498	7
Rest of the world	1,316	1,294	6

Total	22,802	22,178	100

Share Ownership
     As of March 14, 2006, the members of our Board of Directors and our Executive Team held 25,174 shares of Metso Corporation in total, for which they held sole voting or investment power, representing less than one percent of our total issued and outstanding share capital. As of March 14, 2006, members of our Board of Directors and our Executive Team held in the aggregate 100,000 Metso 2003A options.
     The following table sets forth the total number of shares and options of Metso Corporation beneficially held by each of our directors and members of our Executive Team as of March 14, 2006:

	Sole Voting	Beneficially	Number of	Number of Shares
	or	Shared	Metso	allocated based on
	Investment	Voting	2003A	the 2006 Share
	Power	Power	options	Ownership Plan
Board of Directors
Matti Kavetvuo(1)	—	94	—	—
Jaakko Rauramo	4,205	—	—	—
Svante Adde	—	—	—	—
Maija-Liisa Friman	1,500	—	—	—
Satu Huber	500	—	—	—
Juhani Kuusi	10,000	—	—	—

Metso Executive Team
Jorma Eloranta	3,300	—	100,000	5,000
Olli Vaartimo	1,144	—	—	4,000
Risto Hautamäki	2,000	—	—	3,700
Vesa Kainu	60	—	—	2,000
Matti Kähkönen(2)	—	871	—	3,500
Bertel Langenskiöld	1,500	—	—	3,700

(1)	Includes 94 shares held by Mr. Kavetvuo’s spouse.

(58)

(2)	Includes 871 shares held by Mr. Kähkönen’s spouse.
     We currently have one option program that was launched in 2003. Our Board of Directors has also reduced the year 2003 option program, after which that program gives the right to subscribe for a maximum of 300,000 new shares. On May 26, 2004, the Board of Directors reserved 100,000 year 2003A options and 100,000 year 2003C options for future needs. A total of 100,000 year 2003A options have been granted to our President and CEO, Jorma Eloranta. The share subscription price for the 2003A options is EUR 10.10, and for the 2003C options the trade-weighted average price of the Metso share on the Helsinki Stock Exchange during January 1-March 31, 2006. Paid dividends are deducted from the subscription price. The share subscription period for the 2003A options is April 1, 2006 — April 30, 2009 and for the 2003C options April 1, 2008 — April 30, 2011.
     In December 2005, our Board of Directors approved a share ownership plan for the 2006-2008 strategy period. The plan will form a part of the remuneration and commitment program for the management of Metso and its business areas. The 2006 share ownership plan will cover a maximum total of 360,000 shares of our treasury shares. If the value of Metso’s share exceeds EUR 38, the number of grantable shares will be decreased in a corresponding ratio.
     The year 2006 share ownership plan is directed to a total of 55 Metso’s managers, including all members of our Executive Team. The potential reward from the plan is based on the achieved operating profit of Metso Corporation and its business areas in 2006. The incentive will consist of both shares and cash, with cash dedicated to cover possible taxes and tax-related payments. The 2006 share ownership plan consists of at most 120,000 of our treasury shares. Our Executive Team’s share of this total amount of 21,900 shares. Payment of the potential rewards will be decided during the first quarter of 2007. During 2006, our Board of Directors will decide on the repurchase of Metso’s own shares for the incentive plan.
Authorizations for Board of Directors
     The annual general meeting of out shareholders, held on April 4, 2005, authorized our Board of Directors to decide on raising the share capital of Metso Corporation by a rights offering, a convertible bonds issue and/or an issue of share options. The authorization expires one year from the annual general meeting. No more than 12,500,000 new shares with a nominal value of EUR 1.70 may be subscribed for as a result of the rights offering, convertible bond issue or issue of share options. The Company’s share capital may be raised in total by no more than EUR 21,250,000, which represents 8.82 percent of the share capital and votes.
     The authorization allows a deviation from the shareholders’ pre-emptive subscription rights, provided that there are substantial financial grounds from the Company’s perspective, such as financing acquisitions, enabling joint operation arrangements or other development of the Company’s business operations.
     The annual general meeting of our shareholders, held on April 4, 2005 also authorized our Board of Directors to resolve to repurchase the Company’s shares within one year from the annual general meeting using funds available for the distribution of profits, provided that the combined par value of the shares thus acquired and the total par value of own shares held by the Company correspond to no more than five percent of the Company’s total share capital at the moment of repurchasing. The authorization entitles the Board of Directors to repurchase the Company’s shares for use as consideration in acquisitions or in financing investments, as incentives for key persons, or to be disposed of in other ways or to be cancelled.
     The annual general meeting of our shareholders, held on April 4, 2005 authorized our Board of Directors, within one year of the annual general meeting, to resolve to dispose of the Company’s shares acquired by the Company. The authorization will cover the disposal of all shares repurchased on the basis of the authorizations given to the Board of Directors. The authorization will entitle the Board of Directors to resolve to whom and in which order the shares are disposed. The Board of Directors may dispose of the shares as consideration in acquisitions or in financing investments as incentive for key persons or dispose of the shares through public trading.
     The Board of Directors had not exercised these authorizations by the date of this annual report. Similar authorizations to our Board of Directors for a one-year period are proposed to the annual general meeting scheduled to be held on April 4, 2006.

(59)

Item 7. Major Shareholders and Related Party Transactions.
Major Shareholders
     The Finnish State currently owns 11.1 percent of our total shares and votes. There has been no change in the Finnish State’s ownership since 1999 when Metso Corporation was established. Fidelity Management Research Corp. has announced that it held together with its subsidiaries a total of 7,123,900 Metso shares on December 19, 2005. This corresponds to 5.0 percent of the paid up share capital and voting rights of Metso Corporation. Fidelity International Limited has announced that it held together with its subsidiaries a total of 7,082,803 Metso shares on September 14, 2005. This corresponds to 5.0 percent of the paid up share capital and voting rights of Metso Corporation.
     Neither the Finnish State, Fidelity Management Research Corp., Fidelity International Limited nor any other shareholder has any special voting rights. However, the Finnish State, Fidelity Management Research Corp., Fidelity International Limited may, through their share ownership, continue to have substantial influence in deciding matters submitted for a vote of shareholders, such as approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election and removal of members of our Board of Directors.
     The following table lists, as of March 14, 2006, the total number of our shares owned by the Finnish State, Fidelity Management Research Corp., Fidelity International Limited, the only persons or entities known to us be the beneficial owner of more than five percent of our shares, as well as shares owned by members of our Board of Directors:

		Number of
Title of Class	Identity of Person or Group	Shares	Percent
Shares, nominal value EUR 1.70 each	The Finnish State	15,695,287	11.08
Shares, nominal value EUR 1.70 each	Fidelity Management Research Corp.	7,123,900	5.03
Shares, nominal value EUR 1.70 each	Fidelity International Limited	7,082,803	5.00
Shares, nominal value EUR 1.70 each	Members of our Board of Directors	16,299	0.02
Ownership of Our Securities in the United States
     As of March 14, 2006, the most recent practicable date, approximately 2,195,353 shares, or 1.55 percent of the total number of our issued and outstanding shares were held by approximately 30 record holders with addresses in the United States.
Related Party Transactions
     There have been no material transactions during the last financial year or during the current financial year up to the date of this annual report to which any director or executive officer or any ten percent shareholder or any relative or spouse of any of them was a party. There is no significant outstanding indebtedness owed to Metso by any director or executive officer or ten percent shareholder.
     There have been no material transactions during the last financial year or during the current financial year up to the date of this annual report with enterprises controlling, controlled by or under common control with Metso or an associate of Metso.

(60)

Item 8. Financial Information.
Consolidated Financial Statements
     See “Item 18. Financial Statements.”
Export Sales
     The value of exports by Metso, including sales to unaffiliated customers and intra-Group sales, from Finland by destination were as follows for the two most recent years:

	Year ended December 31,
	2004	2005
	(EUR in millions)
Other Nordic countries	210	353
Other European countries	420	523
North America	141	158
South and Central America	75	96
Asia-Pacific	526	331
Rest of the world	23	31

Total	1,395	1,492

     In 2005, without elimination of intra-Group sales, the value of goods exported from Finland, Sweden, and the United States totaled approximately EUR 1,492 million or 25 percent of our total sales, EUR 403 million or seven percent of our total sales, and EUR 252 million or four percent of our total sales, respectively.
Legal Proceedings
     We have extensive worldwide operations and are involved in several legal proceedings in the ordinary course of our business. While the results of these proceedings cannot be predicted with certainty, we do not expect them to result in liabilities that would have a material effect on our business, financial position or results of operations.
     Several actions raising product liability claims are pending against us in the United States. However, we do not believe that the outcome of these actions, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations. We further believe that the risks of legal disputes concerning deliveries and the taxation of our export delivery projects are customary in our fields of operation and are not material as a whole.
     As of March 10, 2006, there had been a total of 381 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 59 are still pending and 322 cases have been closed. Of the closed cases, 32 were by summary judgment, 220 were dismissed and 70 were settled. For the 70 cases settled, the average compensation has been USD 499 per case. The outcome of the still pending cases is not expected to materially deviate from the outcome of the previous claims. Hence, our management believes that Metso has no material asbestos related liability in the United States.
     Metso Panelboard Oy is the defendant in arbitration proceedings being carried out in accordance with the ICC rules of arbitration in Singapore, in which Metso’s Chinese customer, Sichuan Guodong Construction Co. Ltd., is claiming compensation on account of an alleged delay and alleged errors in the delivery of equipment for a chipboard line. The plaintiff’s total claim amounts to approximately EUR 54 million, of which approximately EUR 43 million concern indirect damages. In the opinion of Metso Panelboard Oy, the claim is entirely without merit. The delivery agreement also contains a clause limiting indirect damages. Metso Panelboard Oy has presented a counterclaim amounting to approximately EUR 2.8 million in order to collect the last installment according to the agreement and to pay for additional works related to the delivery. A provision of EUR 1.5 million has been established as a consequence of the claim. See “Item 4. Information on the Company—Governmental Regulation and Environmental Matters” for a discussion on certain pending environmental issues with possible legal implications.

(61)

Dividend Policy
     We pay annual dividends to our shareholders based on a longer-term outlook for our consolidated profitability and financial position. The timing and amount of future dividend payments, if any, will depend on our results of operations, cash flows, working capital and investment requirements, estimated future earnings, financial condition, and other factors that our Board of Directors considers relevant. The objective of our dividend policy, that was renewed in August 2005, is to distribute an annual dividend equivalent to at least 40 percent of the earnings per share. Previously, our objective was to distribute annual dividends equivalent to at least one-third of the average earnings per share over five years.
     For companies domiciled in Finland and incorporated under the Finnish law, dividends on shares are generally only paid annually after shareholder approval of both the company’s financial statements and of the amount of dividend proposed by the Board of Directors. Under the Finnish law, the amount of any dividend is limited to the amount of profits and other distributable equity available at the end of the preceding financial year on a consolidated or unconsolidated basis, whichever is lower. Subject to certain exceptions relating to the right of the minority shareholders to request otherwise, the dividend may not exceed an amount recommended by the Board of Directors. As of December 31, 2005, our parent company’s distributable equity was EUR 464 million (USD 549 million) and our consolidated distributable equity was EUR 744 million (USD 881 million). The difference between our parent company’s distributable equity of EUR 464 million and our consolidated distributable equity of EUR 744 million is caused by earnings related to our parent company’s subsidiaries that are reflected in our consolidated accounts but not in the accounts of our parent company.
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
     Our Board of Directors will propose to the annual general meeting of our shareholders scheduled to be held on April 4, 2006 that a dividend of EUR 1.40 per share be paid for the financial year ended December 31, 2005. This contains a dividend of EUR 0.70 in line with our dividend policy and in addition an extra dividend of EUR 0.70. Any dividend decided upon by the annual general meeting of our shareholders is scheduled to be paid on April 20, 2006 to shareholders entered in the register of shareholders on April 7, 2006.
Significant Changes
     Except as otherwise disclosed in this annual report, no significant change has occurred in our business or financial condition since December 31, 2005.

(62)

Item 9. The Offer and Listing.
Nature of Trading Market
     The principal trading market for our shares is the Helsinki Stock Exchange, where our shares are traded under the symbol “MEO1V.” Our shares are also traded in the United States on the New York Stock Exchange under the symbol “MX” in the form of ADSs. Each ADS represents one share. The depositary for Metso’s ADSs is the Bank of New York.
     The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on the Helsinki Stock Exchange based on its Daily Official List and the high and low quoted prices for our ADSs as reported in the New York Stock Exchange — Composite Transactions.

	Helsinki Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
	(EUR)		(U.S.$)
Annual

2001	14.10	7.81	11.30	7.68
2002	15.15	7.73	14.26	7.81
2003	11.41	7.52	12.77	8.31
2004	12.89	9.12	16.49	11.10
2005	24.46	11.31	28.44	14.70
2006 (through March 14)	32.00	23.21	38.04	27.84

Quarterly

2004
First Quarter	11.47	9.60	14.37	12.21
Second Quarter	11.72	9.12	14.04	11.10
Third Quarter	11.05	9.90	13.53	12.27
Fourth Quarter	12.89	10.27	16.49	12.72

2005
First Quarter	14.90	11.31	20.00	14.70
Second Quarter	18.12	13.22	22.11	17.20
Third Quarter	21.95	17.67	26.58	21.03
Fourth Quarter	24.46	19.00	28.44	23.15

2006
First Quarter (through March 14)	32.00	23.21	38.04	27.84

Monthly

2005
September	21.95	19.86	26.58	24.81
October	21.74	19.00	26.04	23.15
November	22.60	21.50	26.62	25.20
December	24.46	22.13	28.44	26.27

2006
January	27.20	23.21	32.90	27.84
February	32.00	25.80	38.04	32.15
March (through March 14)	29.37	28.55	34.81	34.47

(63)

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

(64)

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
     The Finnish book-entry securities system is centralized at the Finnish Central Securities Depositary “FCSD”), which provides national clearing and registration services for securities. The FCSD maintains a central book-entry securities system for both equity and debt securities.
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
     Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights with respect to registered securities and the Account Operator is unable to compensate for such loss, such account holder is entitled to receive compensation from the FCSD. To cover for this contingency, the FCSD maintains a statutory registration fund. The capital of the fund must be at least 0.000048 percent of the average of the total market value of the book-entries kept in the Finnish book-entry securities system during the last five calendar years, and it must not be less than EUR 20 million. The compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator subject to a maximum amount of EUR 25,000. Furthermore, the liability of the registration fund is limited to EUR 10 million per incident.

(65)

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
     Shareholders who wish to hold their shares in the Finnish book-entry securities system in their name and who do not maintain a book-entry account in Finland, are required to open a book-entry account at an authorized account operator in Finland and a convertible euro account at a bank operating in Finland.
Item 10. Additional Information.
Articles of Association
Organization and Register
     Metso Corporation is incorporated as a stock corporation (osakeyhtiö) and is organized under the laws of the Republic of Finland. We are registered in the Trade Register maintained by the National Board of Patents and Registration of Finland under the business identity code 1538032-5.
Purpose and Object
     Pursuant to Section 2 of our articles of association, we globally design, develop, sell and manufacture products and systems for the engineering, mechanical, vehicle, electronics and automation industries, as well as provide spare parts and maintenance services relating to these, either directly or through our subsidiary or affiliate companies. As the parent company, we may also attend to the organization, financing and purchases of the Group and to other joint tasks of the same kind, and we may own real estate, stocks and shares and carry on securities trading and other investment business.
Share Capital and Shares
     Pursuant to Section 3 of our articles of association, our minimum share capital is EUR 170 million, and the maximum share capital is EUR 680 million. Within these limits, our share capital may be increased or decreased without amending our articles of association. Pursuant to Section 4 of our articles of association, the number of shares we issue may not be less than 100 million shares or exceed 400 million shares. The par value of each share is EUR 1.70.
Corporate Governance
     In our corporate governance, we follow the guidelines issued by the Helsinki Stock Exchange, the Finnish Central Chamber of Commerce and the Confederation of Finnish Industry and Employers relating to the governance of publicly quoted companies with the exception that we do not have a nomination committee established by our Board of Directors, but rather have one established by our shareholders at the annual general meeting of shareholders on April 4, 2005. We further comply with the guidelines for insiders published by the Helsinki Stock Exchange.

(66)

     In addition to being listed on the Helsinki Stock Exchange, our shares are also listed on the New York Stock Exchange and we are a SEC-registered company. We follow the requirements of the New York Stock Exchange and U.S. securities market legislation concerning foreign private issuers, when these do not conflict with the Finnish law.
     Our corporate governance system also observes the rules and corporate governance recommendations of the New York Stock Exchange concerning listed companies that are foreign private issuers, and the U.S. Sarbanes-Oxley Act of 2002. Our general operating principles and responsibility relationships are described in our corporate governance policy. Our values and ethical principles create the foundation for our corporate governance, personnel and management actions and cooperation with our key stakeholders.
     The general meeting of shareholders is our supreme decision-making body and it meets at least once a year. The annual general meeting decides on the matters stipulated in the Finnish Companies Act, such as the acceptance of the financial statements and proposed dividend, the release from liability of members of the Board of Directors and the President and CEO. The annual general meeting also elects the members of our Board of Directors and our Auditors, and decides on the compensation paid to them.
     Our Board of Directors and our President and CEO are responsible for the management of Metso. The Board of Directors supervises the operations and management of Metso and decides on significant matters relating to strategy, investments, organization and finance. The main duties of our Board of Directors include the approval of our long-term goals and strategy, the annual business and other major action plans, the organizational structure and the main principles for our incentive systems. The duties of the Board of Directors also cover the nomination of the President and CEO, the business area presidents and the members of our Executive Team as well as the monitoring and evaluation of the President and CEO’s performance and deciding upon his remuneration and benefits. The Board of Directors also approves our corporate policies in key management areas, decides on matters it delegates to the President and CEO for decision, seek to ensure that the supervision of the accounting and financial matters is properly organized, and that our interim and annual financial statements are properly prepared. It seeks to ensure the adequacy of planning, information and control systems for monitoring the bookkeeping and handling of financial matters and risk management. The Board of Directors also makes proposals for and to convene the annual general meeting, decides upon other matters that do not belong to day-to-day operations and are of major importance, such as major investments, acquisitions and divestures, and major joint ventures and loan agreements. The Board of Directors also decides upon guarantees given by Metso and other matters in accordance with the provisions in the Finnish Companies Act. The annual general meeting elects the members of the Board of Directors for a term of one year. In accordance with our articles of association, the Board of Directors consists of at least five and no more than eight members. A person who has reached the age of 68 years cannot be elected as a member of the Board of Directors.
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
     For information relating to our Board of Directors and our Executive Team, see also “Item 6. Directors, Senior Management and Employees.”
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
General Meeting of Shareholders
     Under the Finnish Companies Act, shareholders exercise their power to decide on corporate matters at general meetings of shareholders. Our articles of association require that an annual general meeting be held

(67)

annually before the end of June on a date decided by our Board of Directors. An annual general meeting decides upon the approval of our income statement and balance sheet and measures warranted by the profit or loss, discharges from liability, emoluments for the members of our Board of Directors and remuneration of auditors, number and the members of our Board of Directors and auditors, as well as matters raised by individual shareholders. Extraordinary general meetings of shareholders in respect of specific matters are held when considered necessary by the Board of Directors, or when requested in writing by an auditor of the Company or by shareholders representing at least one-tenth of all the issued shares.
     Under our articles of association, a shareholder must give notice to the Company of his or her intention to attend a general meeting no later than the date and time specified by the Board of Directors in the notice of the general meeting, which may not be earlier than ten days before the general meeting. Under our articles of association, notices of general meetings must be given not earlier than two months prior to, and not later than 17 days before, the meeting by publishing an announcement of the meeting in at least two Finnish newspapers published regularly in the Helsinki area in Finland as designated by the Board of Directors at its discretion or by some other verifiable way.
     Inasmuch as our shares have been transferred to the Finnish book-entry securities system, in order to have the right to attend and vote at a general meeting of shareholders, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the FCSD in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. See “Item 9. The Offer and Listing—The Finnish Book-Entry Securities System—Registration.” Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Finnish Companies Act or our articles of association. Hence, it is possible that, depending on the attendance at any particular shareholders’ meeting, a relatively limited number of shareholders may approve resolutions put forward at such meetings.
Voting
     A shareholder may attend and vote at a general meeting of shareholders in person or through an authorized representative. Shareholders that have not transferred their shares to the FCSD may also attend and vote at general meetings if they were registered in the share register maintained by the Company before the date on which the shares should have been transferred to the book-entry securities system at the latest and provide evidence of their ownership of shares on the date of the general meeting.
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

(68)

     (a) The weighted average trading price of the ordinary shares of the Company on the Helsinki Stock Exchange during the ten business days prior to the day on which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision informed the Company that the above-mentioned percentage of ownership of ordinary shares or votes has been reached or exceeded or, in the event that no such notification is provided to the Company, or such notification is provided after the expiration of the period of time set forth in our articles of association, then during the ten business days prior to the day on which our Board of Directors is informed in any other manner; or
     (b) The weighted average price per share, which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision has paid for the ordinary shares that he/she has procured or obtained in some other way over the 12 months preceding the date defined in paragraph (a) above.
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

(69)

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
Companies
     Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 2005, the rate of such tax has been 26 percent.
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

(70)

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
U.S. Federal Income Taxation
General
     The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the U.S. federal income tax considerations of holders that are initial purchasers of the shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that received shares or ADSs as compensation for the performance of services, certain former citizens or long-term residents of the United States, persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of the Company. This summary does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of shares or ADSs.
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

(71)

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
     U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category will be eliminated with respect to taxable years beginning after December 31, 2006. Thereafter, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income”.
     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or

(72)

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
Backup Withholding Tax and Information Reporting Requirements
     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent through 2010.
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

(73)

     The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.
Documents on Display
     We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains any reports, statements and other information that have been filed electronically with the SEC. We have made electronic filings with the SEC since October 30, 2002.
Item 11. Quantitative and Qualitative Disclosures about Market Risk.
     The task of our corporate treasury is to manage financial risks in accordance with our treasury policy reviewed and approved by our Board of Directors, and to safeguard the availability of equity and debt capital under competitive terms. The corporate treasury functions as the counterparty to the operating units, centrally manages external funding and is responsible for the management of financial assets and appropriate hedging measures. Our financial operations are conducted to support business purposes within the framework of corporate operating policies and guidelines.
     Market risk refers to the risk of loss arising from adverse changes in exchange rates, interest rates, and other relevant market prices, such as equity or commodity prices. In order to manage our exposures to market risk, we continually assess our market exposures and attempt to hedge such risks through financial operations to reduce the adverse effects on our profitability.
     Our business units seek to identify the financial risks connected with their business operations and minimize their impact on our financial results. To control financial risks within limits, we use different derivative and non-derivative instruments, such as forward contracts, currency and interest rate swaps, options and foreign currency denominated balance sheet items. Derivatives are used only to support the underlying businesses (i.e., for hedging purposes only). Currently, we do not hold derivatives for trading (speculative) purposes and we do not use high-risk derivative instruments such as written options on a sole basis or leveraged instruments. For additional information on the derivative financial instruments we use, see Note 32 to our audited consolidated financial statements. Since January 1, 2005, we have applied hedge accounting in accordance with IAS 39 “Financial instruments: Recognition and Measurement” to certain foreign currency denominated transactions and to manage interest rate volatility.
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
Exchange Rates and Foreign Currency Exposure
     In accordance with our treasury policy, under the direction of our corporate treasury department, the business units hedge in full the currency exposures that arise from firm sales and purchase agreements. In addition, the units can hedge anticipated foreign currency denominated cash flows by taking into account the significance of such cash flows, the competitive situation and other opportunities to adapt. The business units’ hedging practices are monitored regularly by our corporate treasury department.

(74)

     Hedging operations are centralized through our treasury department. Upper limits have been set on the open currency exposures of the corporate treasury, calculated on the basis of their potential profit impact. These limits cover net exposures from transfers between units and items arising from financing activities. Future foreign currency net cash flows are hedged for periods, which do not normally exceed two years. Accordingly, the majority of future cash flows related to the order backlog are hedged.
     We have, to some extent, hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings and currency derivatives. As of December 31, 2005, apart from forward foreign exchange contracts, options and currency swaps, we were not a party to any other derivative foreign currency instruments.
     We had hedged approximately 95 percent of our net foreign currency exposure at the end of 2005, arising primarily from long-term contracts, net of any expected matching foreign currency payments. In addition, as of December 31, 2005, we had hedged, net of tax effect, 41 percent of our Swedish krona, 93 percent of our U.S. dollar and 54 percent of our Canadian dollar denominated net investments in subsidiaries through borrowings and forward exchange contracts.
     In 2005, foreign exchange gains related to operations amounted to EUR 1 million, the negative result impact arising from realized and unrealized derivatives, not qualifying for hedge accounting under IAS 39 “Financial Instruments: Recognition and Measurement,” amounted to EUR 6 million in 2005. Foreign exchange gains and losses related to financing and included in financial income and expenses amounted to a net gain of EUR 4 million in 2005, compared to a net loss of EUR 1 million in 2004.
     The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure, which is composed of future expected cash flows in foreign currencies. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies, excluding items, which have been hedged. Such items include net investments, projected cash flows for unrecognized firm commitments, both short- and long-term sales and purchase contracts, anticipated cash flows and derivative financial instruments acting as their hedges.
     The sensitivity analysis assumes an instantaneous ten percent change in foreign currency rates against the euro from their level as of December 31, 2005, with all other variables held constant. If the euro appreciates or depreciates ten percent against all other currencies, the impact on our cash flows derived from the year-end 2005 net exposure is a corresponding decrease or increase of EUR 3 million during future years, compared to approximately EUR 1 million as of December 31, 2004.
     These assumptions above are hypothetical and the actual results may differ substantially from the projected figures.
Interest Rate Risk
     We are exposed to variations in interest rates primarily on euro and U.S. dollar denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of interest bearing liabilities and assets, which are already in the balance sheet (price risk). To manage interest rate risk, we have set limits for the ratio of floating-rate to fixed-rate loans and the average duration. Interest rate risks can also be managed by interest rate swaps and other derivative contracts.
     We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate level interest rate exposure, composed of interest bearing investments, interest bearing debts and financial derivatives, such as interest rate swaps, which are used to hedge the above items.
     The sensitivity analysis assumes a one percent (100 basis points) parallel move in interest rates for all maturities from their levels as of December 31, 2005, with all other variables held constant. A one percent move upwards or downwards in all interest rates would lead to a corresponding decrease or increase of approximately EUR 1 million on net interest expenses on the outstanding balances as of December 31, 2005, compared to increase or decrease of EUR 1 million as of December 31, 2004.

(75)

Equity Price Risk
     The market value of the shares in publicly traded companies owned by us as of December 31, 2005, was EUR 6 million. If the prices of the shares had decreased by ten percent, the market value of the investments at the end of 2005 would have declined by less than EUR 1 million in comparison to EUR 1 million at the end of 2004. We have not contracted any derivative instruments to hedge our equity investments.
Commodity Price Risk
     We are exposed to variations in prices of raw materials and supplies including energy. In order to manage risks related to prices of electricity in certain regions, we have since August 2003 used forward contracts to hedge part of these exposures. Hedging is focused on the estimated energy consumption for the next 12-month period with some contracts extended to approximately three years.
     We use sensitivity analysis techniques to measure and assess risk on electricity forward contracts. The basis for the sensitivity analysis is the net aggregate amount of energy bought by the forward contracts.
     The sensitivity analysis assumes a ten percent parallel move in electricity price for all maturities from their levels as of December 31, 2005. A ten percent move upwards or downwards in all prices would lead to a corresponding increase or decrease in net assets of approximately EUR 2 million on fair values of electricity forward contracts outstanding as of December 31, 2005, compared to approximately EUR 1 million as of December 31, 2004.
     Other commodity risks are not managed through financial derivative instruments.
Item 12. Description of Securities Other than Equity Securities.
     Not applicable.

(76)

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     None.
Item 15. Controls and Procedures.
     Our President and CEO and our Executive Vice President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective.
     During the year ended December 31, 2005, we implemented additional internal controls related to the reporting of our U.S. GAAP financial information, which materially affected our internal controls over financial reporting. Our management, at the direction of our Board of Directors, worked actively during the year to improve the control environment and to implement specific controls and procedures to improve our understanding of U.S. GAAP and to ensure the integrity of our reporting in relation to U.S. GAAP. Specifically during the year ended December 31, 2005, we:
•	expanded our control procedures to include additional analysis and other post-closing procedures;

•	implemented the preparation of a full U.S. GAAP balance sheet as part of our reconciliation process from our IFRS balance sheet to U.S. GAAP;

•	implemented the entry of our U.S. GAAP adjustments into our financial reporting system to produce system generated U.S. GAAP balance sheets and income statements;

•	implemented training related to enhancing and improving the level of knowledge of U.S. GAAP at each of our significant operating subsidiaries as well as at our corporate office; and

•	enhanced our understanding of U.S. GAAP during our transition from Finnish GAAP to IFRS.
     There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.
     Other than as discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16. [Reserved].
Item 16A. Audit Committee Financial Expert.
     Our Board of Directors has determined that Mr. Svante Adde is an Audit Committee financial expert as defined in the instructions to Item 16A of Form 20-F. He is an independent director as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual. Both other members of our Audit Committee, Ms. Maija-Liisa Friman and Ms. Satu Huber, are independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

(77)

Item 16B. Code of Ethics.
     In 2002, we adopted a code of ethics that applies to our President and Chief Executive Officer, our Chief Financial Officer and our principal accounting officer. The code of ethics can be viewed on our Internet pages at www.metso.com -> About us -> Values -> Ethical Principles.
Item 16C. Principal Accountant Fees and Services.
Audit Fees
     PricewaterhouseCoopers Oy has served as our independent public auditor for both of the financial years ended December 31, 2004 and 2005, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by the annual general meeting of shareholders. During the financial years ended December 31, 2004 and December 31, 2005, we incurred aggregate expenses of EUR 3.1 million and EUR 2.9 million, respectively, for services rendered by our principal auditor, PricewaterhouseCoopers for the audit of our annual financial statements and services rendered in connection with statutory and regulatory filings including the review of documents filed with the SEC.
Audit-Related Fees
     During the financial years ended December 31, 2004 and December 31, 2005, we incurred aggregate expenses of EUR 1.5 million and EUR 1.3 million, respectively, for services rendered by our principal auditor, PricewaterhouseCoopers for assurance and related services. Audit-related fees consist of fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; advice and assistance in connection with local statutory accounting requirements; due diligence reviews related to acquisitions; employee benefit plan audits and reviews; and miscellaneous reports in connection with grant applications.
Tax Fees
     During the financial years ended December 31, 2004 and December 31, 2005, we incurred aggregate expenses of EUR 1.5 million and EUR 2.1 million, respectively, for tax services rendered by our principal auditor, PricewaterhouseCoopers. Tax fees include fees incurred for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits, tax advice related to mergers and acquisition, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.
All Other Fees
     During the financial year ended December 31, 2004, we incurred aggregate expenses of EUR 0.1 million for services rendered by our principal auditor, PricewaterhouseCoopers for occasional training services. No such expenses have been incurred for the year ended December 31, 2005.
Audit Committee Pre-Approval Policies and Procedures
     Our Audit Committee has adopted a policy requiring pre-approval of audit, audit-related, tax and other non-audit services provided by our independent auditors. Under this policy, the Audit Committee annually pre-approves an audit plan containing the types of services to be performed by our principal auditor, including an estimate of fees grouped by the type of service, based on a schedule prepared together by Metso and our principal auditor. The appendices to the policy set out the services that have been pre-approved by the Audit Committee without specific advance consideration, subject to an annual review.
     Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next meeting. The Audit Committee has also delegated to the chairman of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by Company’s independent auditors provided that the chairman shall report any decisions to pre-approve such services and fees to the full Audit Committee at its next regular meeting.

(78)

     All of the services described in “Audit-Related Fees, “Tax Fees” and “All Other Fees,” were approved by the Audit Committee in accordance with the Company’s formal policy on auditor independence.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     No equity securities were purchased by the issuer or affiliated purchasers during 2005.

(79)

PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     See financial statements beginning on page F-1.

(80)

Item 19. Exhibits.
Documents filed as exhibits to this annual report:

1.1	Articles of Association of Metso Corporation.

2.1	Not applicable.*

4.1	Service contract for Jorma Eloranta, president and chief executive officer of Metso Corporation, dated November 30, 2003.**

6.1	See Note 10 to our consolidated financial statements included in this annual report for information on how earnings per share information was calculated.

8.1	Subsidiaries of Metso Corporation.

12.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	The total amount of long-term debt securities authorized under any instrument does not exceed ten percent of the total assets of the Group on a consolidated basis.

**	Incorporated by reference to our annual report on Form 20-F for the financial year ended December 31, 2003, filed with the SEC on March 25, 2004.

(81)

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 15, 2006	METSO CORPORATION
	By:	/s/ JORMA ELORANTA
		Name:	Jorma Eloranta
		Title:	President and Chief Executive Officer

By:	/s/ OLLI VAARTIMO
	Name:	Olli Vaartimo
	Title:	Executive Vice President and Chief Financial Officer

(82)

METSO
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Metso Corporation:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Metso Corporation and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the EU. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Notes 1, 13 and 33 to the consolidated financial statements, Metso Corporation changed their accounting for financial instruments and non current assets held for sale and discontinued operations effective January 1, 2005.
International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.
Helsinki, Finland
March 15, 2006
PricewaterhouseCoopers Oy
Authorized Public Accountants

METSO
Consolidated Statements of Income
(in millions, except for per share amounts)

		Year ended December 31,
	Note	2004	2005
		€	€
Net sales	35	3,602	4,221

Cost of goods sold	8,9	(2,673)	(3,110)

Gross profit		929	1,111

Selling, general and administrative expenses	4,8,9	(798)	(794)
Other operating income and expenses, net	5,35	(11)	12
Share in profits and losses of associated companies	16,35	4	1
Reversal of Finnish pension liability	7,29,35	75	5

Operating profit	35	199	335

Financial income and expenses, net	10	(59)	(43)

Profit on continuing operations before tax		140	292

Income taxes on continuing operations	11	18	(72)

Profit on continuing operations		158	220

Profit (loss) on discontinued operations, net of taxes	13	(14)	17

Profit		144	237

Profit attributable to minority interests		1	1
Profit attributable to equity shareholders		143	236

Profit		144	237

Earnings per share from continuing operations
Basic, €	14	1.16	1.57
Diluted, €	14	1.16	1.57

Earnings per share from discontinued operations
Basic, €	14	(0.11)	0.12
Diluted, €	14	(0.11)	0.12

Earnings per share from continuing and discontinued operations
Basic, €	14	1.05	1.69
Diluted, €	14	1.05	1.69
The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Balance Sheets
(in millions)

		As at December 31,
	Note	2004	2005
		€	€
ASSETS

Non-current assets Intangible assets	15
Goodwill		491	498
Other intangible assets		94	99

		585	597

Property, plant and equipment	15
Land and water areas		70	58
Buildings and structures		253	220
Machinery and equipment		307	286
Assets under construction		19	17

		649	581

Financial and other assets
Investments in associated companies	16	17	20
Available-for-sale equity investments	17	10	12
Treasury stock		1	—
Loan and other interest bearing receivables	20	12	5
Available-for-sale financial assets	20	3	34
Deferred tax asset	11	159	163
Other non-current assets	20	37	39

		239	273

Total non-current assets		1,473	1,451

Current assets
Inventories	19	692	888

Receivables
Trade and other receivables	20	766	918
Costs and earnings of projects under construction in excess of advance billings	18	190	173
Loan and other interest bearing receivables	20	2	2
Available-for-sale financial assets	20	51	135
Tax receivables	11	24	14

		1,033	1,242

Cash and cash equivalents	21	372	323

Total current assets		2,097	2,453

Assets held for sale		—	—

Total assets		3,570	3,904

The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Balance Sheets -- Continued
(in millions)

		As at December 31,
	Note	2004	2005
		€	€
SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity	22
Share capital		232	241
Share premium reserve		14	76
Cumulative translation adjustments		(48)	(9)
Fair value and other reserves		431	424
Retained earnings		361	553

Equity attributable to shareholders		990	1,285

Minority interests		5	7

Total equity		995	1,292

Mortgages and contingent liabilities	30	—	—

Liabilities
Non-current liabilities
Long-term debt	24	885	593
Post employment benefit obligations	29	171	157
Deferred tax liability	11	16	20
Provisions	26	31	33
Other long-term liabilities		6	7

Total non-current liabilities		1,109	810

Current liabilities
Current portion of long-term debt	24	19	160
Short-term debt	27	31	35
Trade and other payables	28	873	925
Provisions	26	160	191
Advances received		227	312
Billings in excess of cost and earnings of projects under construction	18	124	146
Tax liabilities	11	32	33

Total current liabilities		1,466	1,802

Liabilities held for sale		—	—

Total liabilities		2,575	2,612

Total shareholders’ equity and liabilities		3,570	3,904

The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Statements of Cash Flows
(in millions)

		Year ended December 31,
	Note	2004	2005
		€	€
Cash flows from operating activities:
Profit		144	237
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	9	115	102
Change of provisions related to restructuring programs	6	(11)	(12)
Gain on sale of fixed assets	5	(11)	(18)
Loss (gain) on sale of subsidiaries and associated companies	13	29	(17)
Gain on sale of available-for-sale equity investments	5	(9)	(2)
Share of profits and losses of associated companies	16	(4)	(1)
Interests and dividend income		52	39
Income taxes		(4)	72
Other non-cash items		(21)	24
Change in net working capital, net of effect from business acquisitions and disposals		63	(170)
Interest paid		(60)	(55)
Interest received		6	13
Dividends received		3	2
Taxes paid		(31)	(50)

Net cash provided by (used in) operating activities		261	164

Cash flows from investing activities:
Capital expenditures on fixed assets	15	(89)	(104)
Proceeds from sale of fixed assets		39	46
Business acquisitions, net of cash acquired	12	(2)	(14)
Proceeds from sale of businesses, net of cash sold	13	389	95
Investments in associated companies	16	(1)	(2)
Proceeds from sale of associated companies		1	—
Investments in available-for-sale equity investments		(7)	(1)
Proceeds from sale of available-for-sale equity investments		27	3
Investments in available-for-sale financial assets		(47)	(166)
Proceeds from sale of available-for-sale financial assets		7	52
Increase in loan receivables		(6)	(2)
Decrease in loan receivables		6	3
Other items		(5)	—

Net cash provided by (used in) investing activities		312	(90)

Cash flows from financing activities:
Share options exercised	22	—	72
Dividends paid		(27)	(48)
Hedging of net investment in foreign subsidiaries		11	(2)
Net borrowings (payments) on short-term debt		(258)	(2)
Proceeds from issuance of long-term debt		454	6
Principal payments of long-term debt		(485)	(156)
Principal payments of finance leases		(4)	(6)
Other items		(23)	—

Net cash provided by (used in) financing activities		(332)	(136)

Net increase (decrease) in cash and cash equivalents		241	(62)
Effect of changes in exchange rates on cash and cash equivalents		1	13
Cash and cash equivalents at beginning of year		130	372

Cash and cash equivalents at end of year		372	323

The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Statements of Cash Flows — Continued
(in millions)

	Year ended December 31,
	2004	2005
	€	€
Change in net working capital, net of effect from business acquisitions and disposals:
(Increase) decrease in assets and increase (decrease) in liabilities:
Inventory	(129)	(178)
Trade and other receivables	(87)	(139)
Percentage of completion: recognized assets and liabilities, net	113	42
Trade and other payables	166	105

Total	63	(170)

Supplemental cash flow information:

Revolving credit facility activity
Borrowings	50	—
Payments	116	—

Non-cash exchange of bonds
New bonds issued	274	—
Bonds redeemed	256	—
The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Statements of Changes in Shareholders’ Equity
(in millions)

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	djustments	reserves	earnings	shareholders	interests	equity
	€	€	€	€	€	€	€	€
Balance at January 1, 2004	232	14	(50)	431	252	879	7	886

Translation differences	—	—	(11)	—	—	(11)	—	(11)
Transfer of translation differences	—	—	8	—	(8)	—	—	—
Deferred tax asset	—	—	5	—	—	5	—	5
Other	—	—	—	—	1	1	(3)	(2)

Net income (expense) recognized directly in equity	—	—	2	—	(7)	(5)	(3)	(8)

Profit	—	—	—	—	143	143	1	144

Total recognized income for 2004	—	—	2	—	136	138	(2)	136

Dividends	—	—	—	—	(27)	(27)	—	(27)

Balance at December 31, 2004	232	14	(48)	431	361	990	5	995

Effects of adopting IAS 32 Treasury stock	—	—	—	(2)	1	(1)	—	(1)
Effects of adopting IAS 39 Cash flow hedges, net of taxes	—	—	—	4	—	4	—	4
Available-for-sale equity investments, net of taxes	—	—	—	2	—	2	—	2
Other	—	—	—	0	2	2	—	2

Balance at January 1, 2005	232	14	(48)	435	364	997	5	1,002

Cash flow hedges, net of taxes	—	—	—	(11)	—	(11)	—	(11)
Available-for-sale financial assets, net of taxes	—	—	—	0	—	0	—	0
Net investment hedge effects, net of taxes	—	—	(21)	—	—	(21)	—	(21)
Translation differences	—	—	60	—	—	60	—	60
Other	—	—	—	0	1	1	1	2

Net income (expense) recognized directly in equity	—	—	39	(11)	1	29	1	30

Profit	—	—	—	—	236	236	1	237

Total recognized income for 2005	—	—	39	(11)	237	265	2	267

Dividends	—	—	—	—	(48)	(48)	—	(48)
Share options exercised	9	62	—	—	—	71	—	71

Balance at December 31, 2005	241	76	(9)	424	553	1,285	7	1,292

The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Notes to Consolidated Financial Statements
Note 1. Accounting principles
Description of businesses
          Metso is a global technology corporation, which designs, develops and produces systems, automation solutions, machinery and equipment for process industries. The main customer industries are the pulp and paper, mining, construction and energy industries. Metso’s operations are divided into four business areas: Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. Metso Ventures is comprised of Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive.
          In January 2004, Metso divested its Converting Equipment group to a Swiss company, Bobst Group. In June 2004, Metso divested its Compaction and Paving business line (Dynapac), previously part of Metso Minerals, to Altor, a Nordic private equity investor. In December 2004, Metso divested its Drilling business line (Reedrill), previously part of Metso Minerals, to the U.S. company Terex Corporation. In April 2005, Metso Drives, previously reported under Metso Ventures, was sold to CapMan, a Finnish private equity investor. Divested businesses mentioned above are presented as Discontinued operations separate from Continuing operations.
Basis of presentation
          The consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU (herein referred to as “IFRS”), include the financial statements of Metso Corporation (the “Parent Company”) and its subsidiaries (together with the Parent Company, “Metso” or the “Company”). There are no differences between IFRSs as adopted by the EU, as applied by Metso and IFRS as written by the IASB. Metso Corporation was formed in 1999 as a result of the merger of Rauma Corporation and Valmet Corporation. The merger was consummated on July 1, 1999 and is accounted for by the pooling-of-interests method.
          Accounting principles set out below have been consistently applied to all the years presented, except for those relating to the classification and measurement of financial instruments. Metso has applied IFRS 1 “First-time adoption of International Financial Reporting Standards” in preparing these consolidated financial statements, and used the exemption to only apply IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” from January 1, 2005 onwards. The principles applied to financial instruments for 2004 and 2005 are disclosed separately below.
          Until December 31, 2004, the consolidated financial statements have been prepared in accordance with the Finnish Generally Accepted Accounting Principles (“FAS” or “Finnish GAAP”), which differ in certain respects from IFRS. When preparing the 2005 financial statements of Metso, the management adjusted certain accounting and valuation methods applicable in Finnish GAAP to comply with IFRS. The comparative figures of 2004 have been restated to reflect these adjustments, except as described in the accounting principles.
Use of estimates
          The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Accounting convention
          The financial statements are prepared under the historical cost convention, except for assets and liabilities classified as derivatives and available-for-sale equity investments and financial assets, which are recognized at fair value.
Principles of consolidation
Subsidiaries
          The consolidated financial statements include the financial statements of the Parent Company and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 percent of the voting

METSO
Notes to Consolidated Financial Statements — (Continued)
rights or in which it is in a position to govern the financial and operating policies of the entity. The companies acquired during the financial period have been consolidated from the date Metso acquired control. Subsidiaries sold have been included up to their date of disposal.
          All intercompany transactions are eliminated as part of the consolidation process. Minority interests are presented in the consolidated balance sheets within equity, separately from the equity attributable to shareholders. Minority interests are separately disclosed in the consolidated statements of income.
          Acquisitions of companies are accounted for using the purchase method. The cost of an acquisition is measured at fair value over the assets given up, shares issued or liabilities incurred or assumed at the date of acquisition including any costs directly attributable to the acquisition. The excess acquisition cost over the fair value of net assets acquired is recognized as goodwill (see also intangible assets). If the cost of acquisition, even after a reassessment of the fair values of the acquired assets, liabilities and contingent liabilities, still is less than the fair value of the group’s share of the net assets acquired, the difference is recognized directly through profit and loss.
     Associated companies
          The equity method of accounting is used for investments in associated companies in which the investment provides Metso the ability to exercise significant influence over the operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which Metso’s direct or indirect ownership is between 20 and 50 percent of the voting rights. Investments in associated companies are initially recognized at cost. Under the equity method, the share of profits and losses of associated companies is presented separately in the consolidated statements of income. Metso’s share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheets.
Foreign currency translation
          The financial statements are presented in euros, which is the functional currency of the Parent Company.
          Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of the transactions. At the end of the accounting period, unsettled foreign currency transaction balances are valued at the rates of exchange prevailing at the balance sheet date. Trade flow related foreign currency exchange gains and losses are recorded in other operating income and expenses, net, unless the foreign currency denominated transactions have been subject to hedge accounting, in which case the related exchange gains and losses are recorded in the same line item as the hedged transaction. Foreign exchange gains and losses associated with financing are entered as a net amount under financial income and expenses, net.
          The statements of income of foreign subsidiaries (i.e., outside the Euro area) are translated into euro at the average exchange rates for the financial year and the balance sheets are translated at the exchange rate of the balance sheet date. The resulting translation differences are recorded as a separate item to equity. When Metso hedges the equity of its foreign subsidiaries with foreign currency loans and with financial derivatives, the translation difference is adjusted by the currency effect of hedging instruments and recorded in equity, net of taxes. When a foreign entity is disposed of accumulated exchange differences are recognized in the consolidated statements of income as part of the gain or loss on the sale.
Derivative financial instruments
     Accounting principles applicable to derivative financial instruments before January 1, 2005
          Both standards, IAS 39 “Financial instruments: recognition and measurement” and IAS 32 “Financial instruments: disclosure and presentation” became applicable to Metso prospectively on January 1, 2005. The previous year comparative data has not been restated in compliance with these standards. It has been measured and presented in accordance to principles applicable under Finnish GAAP.
          Finnish GAAP did not require recognition of financial derivatives prior to recognition of the underlying hedged transaction, but allowed hedge accounting for a wider range of transactions without specific

METSO
Notes to Consolidated Financial Statements — (Continued)
documentation and hedge effectiveness testing requirements. In addition, as Finnish GAAP did not require presentation of derivatives at fair value on the balance sheet, they were reported either at fair value or on accrual basis as part of the hedged transaction.
     Accounting principles applicable to derivative financial instruments after January 1, 2005
          Metso uses a variety of derivative financial instruments, mainly forward exchange contracts, and a limited number of interest rate, currency and cross-currency swaps as well as currency options, interest rate futures and commodity contracts, as part of its overall risk management policy. These instruments are used to reduce the foreign currency, interest rate and price risks relating to existing assets, liabilities, firm commitments, forecasted sales and estimated consumption of raw materials.
          Metso does not hold nor issue derivative financial instruments for trading purposes.
          Hedging currency risk
          Metso uses principally forward exchange contracts to mitigate the currency risk on certain commercial assets (receivables) and liabilities (payables) and firm commitments (orders). The financial derivatives are designated at inception either as hedges of forecast transactions or firm commitments (cash flow hedge), or as fair value hedges of assets or liabilities, or as financial derivatives not meeting the hedge accounting criteria (economic hedge). Derivatives are initially recognized in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date.
          The currency portion of derivatives qualifying for hedge accounting is designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. The hedge effectiveness is tested quarterly both prospectively and retrospectively. The effective currency portion of the derivatives is recognized in the hedge reserve of equity and recorded through profit and loss concurrently with the underlying transaction being hedged. The interest portion of the derivatives is reported under other operating income and expenses, net. Should a hedged transaction no longer be expected to occur, any cumulative gain or loss previously recognized under equity is reversed through profit and loss.
          Derivatives not qualifying for hedge accounting, which have been contracted to mitigate risk arising from the commercial activity, are recognized at fair value in other operating income and expenses, net.
          Metso hedges its net foreign investments in certain currencies to reduce the effect of exchange rate fluctuations. The hedging instruments are mainly foreign currency loans and forward exchange contracts, and to some extent cross-currency swaps. The exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation to the extent that these hedges are effective. Their effectiveness is tested quarterly both prospectively and retrospectively. The interest portion of derivatives qualifying as hedges of net investment is recognized under financial income and expenses, net.
          Hedging interest rate risk
          Metso’s exposure to interest rate risks, arising from interest bearing receivables and loans, is managed mainly through interest rate swaps. When these instruments are designated as hedging instruments, Metso applies either cash flow hedge accounting or fair value hedge accounting as appropriate. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in the hedge reserve as of the balance sheet date. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in financial income and expenses, net, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged interest rate risk.
          Hedging commodity risk
          Metso has entered into electricity forwards to reduce its exposure to the volatility of electricity prices in units located in Finland and Sweden. Prior to April 1, 2005, after which Metso started to apply hedge accounting to commodity forwards, the forwards were fair valued quarterly and the change in fair value was recognized in other operating income and expenses, net. Since April 1, 2005, the change in fair value of the forwards is recognized in the hedge reserve, the gain or loss relating to an ineffective portion of the instruments is

METSO
Notes to Consolidated Financial Statements — (Continued)
recognized in other operating income and expenses, net. Amounts accumulated in equity are recognized through profit and loss concurrently with the corresponding electricity procurement.
          Fair value estimation
          The fair value of the forward exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of the interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of the electricity forwards is based on quoted market prices at the balance sheet date. The fair value of options is determined using Black-Scholes valuation model.
Employee benefits
     Share-based payments
          Share-based payments granted to Metso’s key personnel are fair valued as of the grant date and recognized as an employee benefit expense with corresponding entry in other reserves of the equity. The fair value of instruments granted is expensed over their vesting period with corresponding increase in other reserves under equity. When the options are exercised, the proceeds received, net of transaction costs, are recognized in the share capital at nominal value and the excess in the share premium reserve.
     Pensions and coverage of pension liabilities
          Metso has several different pension schemes in accordance with local conditions and practices in countries where it operates. In certain countries, the pension schemes are defined benefit plans with retirement, disability, death, other post retirement benefits, such as health services, and termination income benefits. The retirement benefits are usually based on the number of service years and the salary levels of the last service years. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations.
          In addition, certain companies within Metso have multi-employer pension arrangements and defined contribution pension schemes. The contributions to defined contribution plans and to multi-employer and insured plans are charged to profit and loss concurrently with the payment obligations.
          In the case of defined benefit plans, the liability arising from the plan is the present value of the defined benefit obligation as of the balance sheet date, adjusted by the fair value of the plan assets and by the unamortized portion of the actuarial gains and losses and of past service cost. Independent actuaries calculate the defined benefit obligation, which is based on the projected unit credit method and is discounted to present value of the estimated future cash flows using the interest rates approximating the terms of the pension engagement. The cost of providing retirement and other post retirement benefits to the personnel is charged to profit and loss concurrently with the service rendered by the personnel. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendment to plans are recognized over the average remaining service years of the employees.
Revenue recognition
          Revenues from goods and services sold are recognized, net of sales taxes and discounts, when substantially all the risks and rewards of ownership are transferred to the buyer, or when legal title of the goods and responsibility for shipment has transferred to the buyer. The transfer of risk takes place either when the goods are shipped or made available to the buyer for shipment, depending on the delivery terms clause of the contract. The credit worthiness of the buyer is verified before engaging into a sale. However, should a risk of non-payment arise after revenue recognition, an allowance for non-collectibility is established.
     Percentage-of-completion method
          Sales and anticipated profits under engineering and construction contracts are recorded on a percentage-of-completion basis. The stage of completion is determined either by units of delivery, which are based on predetermined milestones based on realized value added (contract value of the work performed to date) or by the cost-to-cost method of accounting. Estimated contract profits are recorded in earnings in proportion to recorded sales. In the cost-to-cost method, sales and profits are recorded after considering the ratio of accumulated costs to estimated total costs to complete each contract. In certain cases, subcontractor materials,

METSO
Notes to Consolidated Financial Statements — (Continued)
labor and equipment, are included in sales and costs of goods sold when management believes that Metso is responsible for the ultimate acceptability of the project. Changes to total estimated contract costs are recognized in the period in which they are determined. Probable losses on a contract are recognized as an expense immediately.
     Sales with repurchase commitments
          If the conditions of a sales contract with repurchase commitment indicate that the transfer of risks and rewards has not taken place at initial delivery of equipment and transfer of ownership, the revenue is deferred. The income on the transaction is recognized as a lease until the expiry of the resale right.
     Trade-ins
          Sales, against which trade-ins are accepted, are recorded at contract price. Any reduction between the agreed trade-in price and its recorded value in the inventory is recognized in cost of goods sold concurrently with the sale.
Government grants
          Government grants relating to acquisition of property, plant and equipment are deducted from the acquisition cost of the asset and recognized in profit and loss as a reduction the depreciation charge of the related asset. Other government grants are deferred and recognized through profit and loss concurrently with the costs they intend to compensate.
Shipping and handling costs
          Metso includes shipping fees billed to customers in revenues and shipping costs incurred in cost of goods sold.
Advertising costs
          Advertising costs are expensed as incurred.
Other operating income and expenses, net
          Other operating income and expenses, net comprise income and expenses, which do not directly relate to the operative activity of businesses within Metso. Such items include gains and losses on disposal of assets, other than those, which qualify as discontinued operations, costs related to significant restructuring programs, and foreign exchange gains and losses, excluding those, which qualify for hedge accounting and those, which are reported under financial income and expenses, net.
Income taxes
          Income taxes presented in the consolidated statements of income consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the results for the financial year of the companies, and adjustments of taxes for previous years.
          A deferred tax liability or asset has been determined for all temporary differences between the tax bases of assets and liabilities and their amounts in financial reporting, using the enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets are only recognized when it is probable that there will be sufficient taxable profit against which the asset can be utilized.
          No deferred tax liability has been recognized for undistributed earnings of domestic subsidiaries (i.e., Finnish) since such earnings can be transferred to the Parent Company without tax consequences. Metso does not provide deferred income taxes on undistributed earnings of foreign subsidiaries, except in situations where Metso has elected to distribute earnings, which become subject to additional non-recoverable taxes triggered by a distribution.

METSO
Notes to Consolidated Financial Statements — (Continued)
Earnings per share
     Basic earnings per share are calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding treasury stock.
     The diluted earnings per share are calculated by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance of warrants and options, if that occurs later during the period, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of ordinary shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.
Intangible assets
     Intangible assets, which comprise mainly goodwill, trademarks, patents and licences, are stated at historical cost less accumulated amortization and impairment loss, if any. Intangible assets having indefinite useful life, such as goodwill and trademarks, are not amortized, but tested annually for impairment.
  Amortization of intangible assets
     Amortization of intangible assets having defined economic life is calculated on a straight-line basis over the expected economic lives of the assets as follows:

Patents and licenses	5 – 10 years
Computer software	3 – 5 years
Other intangibles	3 – 12 years
     Expected useful lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the remaining amortization periods are adjusted accordingly.
     The carrying value of intangible assets subject to amortization is reviewed for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A previously recognized impairment loss may be reversed if there is a significant improvement to the circumstances having initially caused the impairment, however not to an extent higher than the carrying amount, which would have been recorded had there been no impairment in prior years.
  Impairment of intangible assets with indefinite useful life
     The carrying value of goodwill for each business area and other intangible assets with indefinite useful life is reviewed annually or, more frequently for impairment, if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value may not be recoverable. The testing of goodwill is performed at the cash generating unit level, whereas the testing of an intangible asset with indefinite useful life is either performed as part of a cash generating unit or separately if the asset generates independent cash flows. The annual testing may be performed using previous year’s recoverable amounts of the cash generating units if there has not been significant changes to the assets and liabilities of the cash generating unit, if in the previous testing the recoverable value clearly exceeded the carrying values tested, or if the likelihood that the current recoverable value would be less than the current carrying value of the cash generating unit is remote. Metso uses discounted cash flow analysis to assess the fair value of intangible assets subject to testing. A previously recognized impairment loss on goodwill is not reversed even if there is a significant improvement in circumstances having initially caused the impairment, whereas an impairment loss on an intangible asset with indefinite life may be reversed should there be a significant improvement to cash flows compared to the projections having generated the impairment loss in the first place. However, the impairment loss may not be reversed to an extent higher than the carrying amount, which would have been recorded had there been no impairment in prior years.

METSO
Notes to Consolidated Financial Statements — (Continued)
  Research and development
     Research and development costs are mainly expensed as incurred. Research and development costs comprise salaries, administration costs, depreciation and amortization of tangible and intangible fixed assets. Development costs meeting certain capitalization criteria under IAS 38 “Intangible assets” are capitalized and amortized during the expected economic life of the underlying technology.
Property, plant and equipment
     Property, plant and equipment are stated at historical cost, less accumulated depreciation and impairment loss, if any. Land and water areas are not depreciated.
     Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and structures	15 – 40 years
Machinery and equipment	3 – 20 years
     Expected useful lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the remaining depreciation periods are adjusted accordingly.
     Subsequent improvement costs related to an asset are included in the carrying value of such asset or recognized as a separate asset, as appropriate, only when the future economic benefits associated to the costs are probable and the related costs can be separated from normal maintenance costs.
     Metso reviews property, plant and equipment to be held and used by the company for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairments of property, plant and equipment and capital gains and losses on their disposal are included in other operating income and expenses, net. A previously recognized impairment on property, plant and equipment is reversed only if there has been a significant change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount, which would have been recorded had there been no impairment in prior years.
  Capitalization of interest expenses
     The interest expenses of self-constructed investments are capitalized in Metso’s financial statements. The capitalized interest expense is amortized over the estimated useful life of the underlying asset.
  Leases
     Leases for property, plant and equipment where Metso has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long-term debt, and the interest element is charged to the profit and loss over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the useful life of the asset or over the lease period.
     Leases of property, plant and equipment, where the lessor retains a significant portion of the risk and rewards, are classified as operating leases. Lease costs are recognized straight line over the lease period.
Financial investments
     Financial investments are classified into available-for-sale equity investments, available-for-sale financial assets and loan and other interest bearing receivables. The classification is determined at the time of the purchase depending on the purpose for which the assets were acquired.

METSO
Notes to Consolidated Financial Statements — (Continued)
Purchases and sales of financial investments are recognized on the settlement date and the cost of purchase includes the transaction costs. Metso assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the investment is impaired.
  Available-for-sale equity investments
     Available-for-sale equity investments include mainly shares in listed companies. For presentation purposes, equity investments, which qualify as available-for-sale and which are reported at their historical acquisition price at December 31, 2004, have been reclassified in the consolidated balance sheets to conform to current presentation.
     From January 1, 2005 onwards, upon adoption of IAS 39 “Financial instruments: recognition and measurement”, available-for-sale equity investments are carried at fair value, based on quoted closing prices as of the respective balance sheet date. Unrealized gains and losses arising from changes in fair value are recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are recorded in the profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed. The fair values of unlisted shares are determined by using applicable valuation techniques.
  Available-for-sale financial assets
     For presentation purposes, financial assets, which qualify as available-for-sale financial assets and which have not been measured at fair value at December 31, 2004, have been reclassified in the consolidated balance sheets to conform to current presentation.
     Non-current available-for-sale financial assets
     Available-for-sale financial assets, which are reported under non-current assets, comprise investments into financial instruments e.g. bonds, commercial papers and time deposits with maturities exceeding one year at acquisition or with undefined maturity and which the company plans to hold more than one year. From January 1, 2005 onwards, the instruments are fair valued quarterly and the change in fair value is recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are recorded in the profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed.
     Current available-for-sale financial assets
     Available-for-sale financial assets, which are reported under current assets, comprise highly liquid investments, which have been contracted as part of the cash management of Metso and which do not qualify as cash and cash equivalents. From January 1, 2005 onwards, they are fair valued quarterly and the change in fair value is recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are recorded in the profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed.
  Loan and other interest bearing receivables
     Loan and other interest bearing receivables comprise interest bearing trade and loan receivables. They are presented as non-current when their maturity, at the time of their inception, exceeds one year.
     Loan and other interest bearing receivables are recorded at cost and discounted to the present value. They are subject to regular and systematic review as to collectibility. If a loan receivable is estimated to be partly or totally unrecoverable, a provision is made for the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loan and other interest bearing receivables is included in financial income and expenses, net.

METSO
Notes to Consolidated Financial Statements — (Continued)
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
     Inventories are shown net of a reserve for obsolete and slow-moving inventories. A reserve is established and a corresponding charge is taken to profit and loss in the period in which the loss occurs based upon an assessment of technological obsolescence and related factors.
     Trade-in equipment received is recorded as inventory at the lower of cost or net realizable value.
Trade receivables and securitization
     Trade receivables are recognized at original invoice amount to customers, net of allowance for doubtful receivables. The allowance is recorded on the basis of periodic reviews of potential non-recovery of receivables by taking into consideration individual customer credit risk, economic trends in customer industries and changes in payment terms. Bad debts are written off when official announcement of receivership, liquidation or bankruptcy is received confirming that the receivable will not be honored.
     If extended payment terms, exceeding one year, are offered to customers, the invoiced amount is discounted to its present value and interest income is recognized over the credit term.
     Metso sells certain receivables through arrangements with third party financial institutions. The transfer of such financial asset qualify for derecognition when substantially all the risks and rewards of ownership, including legal isolation of the financial asset from the Company, and the control over the asset have been transferred. A gain or loss on sale of the receivables is recorded at derecognition.
Cash and cash equivalents
     Cash and cash equivalents consist of cash in banks and other liquid investments with original maturity of three months or less.
Assets classified as held-for-sale
     Non-current assets and discontinued operations are classified as held-for-sale and stated at the lower of carrying amount and fair value less cost to sell, if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.
     A discontinued operation results from the management’s decision and commitment to dispose of a separate business for which the related assets, liabilities and operating results can be distinguished both operationally and for financial reporting purposes. When specific criteria for the held-for-sale classification has been met, the non-current assets are recorded at lower of carrying value or fair value less cost to sell, and non-current assets subject to depreciation or amortization are no longer amortized. The assets and liabilities of a disposal group classified as held-for-sale are presented in the balance sheet separate from assets and liabilities related to continuing operations as of the date the operation qualified as discontinued. The results of discontinued operations, net of taxes and the gain or loss on their disposal are presented for all periods separate from continuing operations in the consolidated statements of income. Balance sheet data from periods preceding the qualifying disposal decision is not reclassified.
Treasury stock
     In 2004, treasury stock held by Metso is valued at the historical acquisition price in a separate caption under financial assets and in equity.

METSO
Notes to Consolidated Financial Statements — (Continued)
     On January 1, 2005, upon adoption of IAS 32 “Financial instruments: disclosure and presentation”, treasury stock is valued at historical acquisition price and has been deducted from equity. Should such shares be subsequently sold or reissued, the consideration received, net of any directly attributable transaction costs and related income tax, is recorded in the equity.
Long-term debt
     In 2004, long-term debt was initially recognized at fair value. The transaction costs were capitalized to financial assets and amortized on a straight-line basis over the borrowing period.
     From January 1, 2005 onwards, long-term debt is initially recognized at fair value, net of transaction costs incurred. Debt is classified as current liability unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
  Capitalization of transaction costs related to issuance of debt instruments
     Transaction costs arising from issuance of debt instruments are included in the book value of the debt, and amortized using the effective yield method over the borrowing period of the respective liability.
  Capitalization of transaction costs related to exchange of debt instruments
     Transaction costs arising from exchange of debt instruments are included in the book value of the debt and amortized using the effective yield method over the remaining period of the modified liability provided the new conditions obtained through the exchange do not substantially differ from those of the original debt. The assessment of whether the conditions are substantially different is based on a comparison of the discounted present value of the cash flows under the new terms and the present value of the remaining cash flows of the original financial liability.
Provisions
     Provisions, for which settlement is expected to occur more than one year after the initial recognition, are discounted to their present value and adjusted in subsequent closings for the time effect.
  Restructuring costs
     A provision for restructuring is recognized only after management has developed and approved a formal plan to which it is committed. Employee termination benefits are only recognized when the representatives of employees or individual employees have been informed of the intended measures in detail and the related compensation packages can be reliably measured. The costs included in a provision for restructuring are those costs that are either incremental and incurred as a direct result of the plan or are the result of a continuing contractual obligation with no continuing economic benefit to Metso or a penalty incurred to cancel the contractual obligation. Restructuring costs also include other costs incurred as a result of the plan, which are recorded under other operating income and expenses, net, such as asset write-downs, environmental liabilities and costs to transfer operations to new locations.
  Environmental remediation costs
     Metso accrues for losses associated with environmental remediation obligations when such losses are probable and can be estimated reliably. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
  Warranty costs
     An accrual is made for expected warranty costs. The adequacy of this accrual is reviewed periodically based on an analysis of historical experience and anticipated probable warranty liabilities.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 2. Financial risk management
     Metso’s business activities are exposed to a variety of financial risks which are explained in detail below. Metso’s overall risk management function aims to minimize potential adverse effects of the financial risks to its financial performance.
     Metso’s financial risk management is carried out by a central treasury department (Corporate Treasury) under the Treasury policy approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the operating units.
Foreign currency risk management
     Exchange rate changes affect the businesses, although the geographical diversity of operations decreases the significance of any individual currency. More than one-half of Metso’s net sales originate from outside the euro zone, the main currencies being USD, € and SEK.
     Metso measures and monitors foreign currency risk using sensitivity analysis. The consolidated net exposures in different currencies are continuously controlled and the risk is mitigated through different financial instruments, including derivatives, as required by the Treasury policy.
Trade flow related derivatives
     In accordance with the Treasury Policy, the operating units are required to hedge in full the currency exposures that arise from firm sales and purchase commitments. Future currency cash flows are hedged for periods, which do not normally exceed two years. Accordingly, the majority of future currency cash flows relate to the foreign currency denominated order backlog and qualify for hedge accounting. Operating units use internal forward exchange contracts, transacted with the Corporate Treasury to hedge these transactions denominated in a currency other than the functional currency of the unit. The Corporate Treasury is responsible to enter in corresponding external forward agreements. In addition, the units can hedge highly probable forecast foreign currency denominated cash flows.
     Metso documents at inception of the transaction the relationship between the hedging instruments and hedged items according to its risk management strategy and objectives. Metso also documents the hedge effectiveness both at hedge inception and at each balance sheet date, regardless of the forward contracts used in hedging transactions have been effective or not.
Foreign currency denominated equity
     The equity of subsidiaries that have a functional currency different than presentation currency is exposed to foreign currency translation risk. Metso hedges its major equity exposures such as USD, SEK and CAD denominated net investments to reduce the effect of exchange rate fluctuations. The hedging instruments are foreign currency loans and forward exchange contracts. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation. The forwards are designated as hedges of net investments at inception and their effectiveness is measured quarterly. The interest component of forwards is fair valued and the change in fair value is recognized in the income statement.
Foreign currency denominated loans
     Metso has granted medium-term, mainly USD denominated, loans to its foreign subsidiaries. The resulting currency risk has been hedged with cross-currency swaps and forward exchange contracts.
Short-term funding and liquidity management
     Cash and committed revolving credit facilities are used to protect short-term liquidity. Liquidity is managed by balancing the proportion of short-term and long-term loans as well as the average remaining maturity of long-term loans.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Forward exchange contracts are used to mitigate foreign currency risk arising from short-term borrowing and liquidity management. Such forwards are fair valued through profit and loss quarterly.
Interest rate management
     Changes in market interest rates and interest margins may influence financing costs, returns on financial investments and valuation of derivative contracts. Interest rate risks are managed through the ratio of floating-rate to fixed-rate loans and the average length of interest rate periods. Additionally, Metso uses both interest rate and cross-currency swaps and interest rate futures contracts to mitigate the risks arising from interest bearing receivables and debt. The interest rate risk is measured using sensitivity analysis and controlled by the Corporate Treasury.
Commodity risks
     Metso has extended its risk management policy to include its exposure to volatility in electricity prices of its units located in Finland and in Sweden. The exposure is reduced with electricity forwards.
Credit risks and other counterparty risks
     Metso has no significant concentrations of credit risk. Metso’s operating units are primarily responsible for credit risks pertaining to sales activities. Metso’s Corporate Treasury provides centralized services related to customer financing and seeks to ensure that the principles of the Treasury policy are adhered to with respect to terms of payment and required collateral. Counterparty specific limits have been set to avoid risk concentrations.
Note 3. Critical accounting estimates and judgements
     The preparation of the consolidated financial statements requires management to make estimates and judgements affecting the amounts reported in the consolidated financial statements and accompanying notes. These estimates and judgements, based on historical evidence and plausible future scenarios, are continually evaluated. The following assets and liabilities include a high degree of management estimates and assumptions and the carrying values can therefore materially differ from their current values within the next financial year.
Trade receivables
     Metso’s policy is to maintain an allowance for bad debt based on the best estimate of the amounts that are potentially uncollectable at the balance sheet date. The estimates are based on a systematic, on-going review and evaluation performed as part of the credit-risk evaluation process. As part of this evaluation, Metso takes into account the history of collections, the size and compositions of the receivable balances, current economic events and conditions and other pertinent information.
Allowance for slow-moving and obsolete inventory
     Metso’s policy is to maintain an allowance for slow moving and obsolete inventory based on the best estimate of such amounts at the balance sheet date. The estimates are based on a systematic, on-going review and evaluation of inventory balances. As part of this evaluation, Metso also considers the composition and age of the inventory as compared to anticipated future needs.
Revenue recognition
     Metso delivers complete installations to its customers, where the moment of signing a sales contract (firm commitment) and the final reception of a delivery by the customer can take place in different financial periods. In accordance with its accounting principles, Metso applies the percentage of completion method (“POC method”) for recognition of such long-term delivery contracts. In year 2005, approximately 30 percent of the net sales were recognized under the POC method, which is based on predetermined milestones and where the revenue is recognized based on the estimated realized value added or on the cost-to-cost method. A projected loss on a firm commitment is recognized in income, when a contract becomes binding. The estimated revenue, the costs and profit, together with the planned delivery schedule of the projects are subject to regular revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the

METSO
Notes to Consolidated Financial Statements — (Continued)
period in which the facts that give rise to the revision become known. Although Metso has significant experience using the POC method, the total costs estimated to be incurred on projects may change over time due to changes in the underlying project costs structures, which may ultimately affect the revenue recognized. As the reliability of cost estimates is based on Metso’s experience in manufacturing and delivering paper machines, pulp making lines, panelboard lines and mining equipment, the POC method is not applied for sales where the final outcome of the project and related costs cannot be pre-established reliably.
Accounting for income taxes
     As part of the process of preparing its consolidated financial statements, Metso is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and cost reserves, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The likelihood for the recovery of deferred tax assets from future taxable income is assessed, and to the extent the recovery is not considered likely the deferred asset is adjusted in accordance.
     Significant management judgement is required in determining the provision for income taxes and the deferred tax assets. Metso has recorded net deferred tax assets of €143 million as of December 31, 2005, net of unrecorded amount of €140 million for uncertainties related to its ability to utilize some of the deferred tax assets, primarily consisting of operating losses carried forward and deductible temporary differences for certain foreign subsidiaries and the final outcome of tax audits in some subsidiaries. The adjustment is based on Metso’s estimates of taxable income by country in which it operates, and the period over which the deferred tax assets will be recoverable based on estimated future taxable income. In the event that actual results differ from these estimates, the deferred tax asset may need to be adjusted in coming financial years.
Allocation of excess purchase price to acquired assets
     In accordance with the accounting principles, excess purchase price has been allocated to acquired property, plant and equipment and intangible assets and liabilities. Whenever feasible, Metso has used as a basis for such allocations readily available market values to determine the fair value basis. However, when this has not been possible, as often is the case with non-current intangible assets and certain assets with no active markets or available price quotations, the valuation has been based on past performance of such asset and its intended future use in the acquirer’s business. The appraisals, which have been based on current replacement costs, discounted cash flows and estimated selling prices depending on the underlying asset, require management to make estimates and assumptions of the future use of these assets and their impact on the financial position. Any change in our future business priorities and orientations may affect the planned outcome of initial appraisals.
Valuation of property, plant and equipment and intangible assets and goodwill
     The carrying value of identifiable intangible assets with indefinite economic life and goodwill is tested annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. The carrying values of property, plant and equipment and intangible assets, subject to depreciation and amortization are reviewed for impairment whenever there are indications that their carrying values could exceed their value in use or disposal value if disposal is considered as a possible option. Triggering events for impairment reviews include the following:
•	material permanent deterioration in the economic or political environment of the customers or of own activity;

•	significant under-performance relative to expected historical or projected future performance; and

•	significant changes in Metso’s strategic orientations affecting the business plans and previous investment policies.
     The accounting policy related to the impairment tests is based on numerous estimates. The valuation is inherently judgmental and highly susceptible to change from period to period because it requires Metso to make assumptions about future supply and demand related to its individual business units, future sales prices and what

METSO
Notes to Consolidated Financial Statements — (Continued)
cost savings will be achievable. The value of the benefits and savings expected to be realized as a result of the efficiency improvement programs, is inherently subjective. The fair value of the reporting units is determined using a derived weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market. A one percent increase in the discount rates applied for determining the fair values of the cash generating units would have reduced the total fair value of units tested by about 10% and would not have indicated any impairment needs.
Reserve for warranty costs
     The warranty reserve is based on the history of past warranty costs and claims for machines and equipment under warranty. The typical warranty period is 12 months from the date of customer acceptance of the delivered equipment. For larger projects, the average warranty period is two years. For sales involving new technology and long-term delivery contracts, additional warranty reserves can be established on a case by case basis to take into account the potentially increased risk.
Pensions
     In accordance with IAS 19, the pension benefit expense is based on assumptions that include the following:
•	a weighted average expected return on plan assets. Actual return on plan assets may differ significantly based on market activity.

•	an assumed discount rate to be used in the calculation of the current year pension expense and pension liability balance. This rate may not be indicative of actual rates realized in the market.

•	estimated rates of future pay increases. Actual increases may not reflect actual future increases. Based on the significant change in the Company’s structure and the uncertainty of the global market place, these estimates are difficult to project.
     The actuarial experience that differs from the assumptions and changes in the assumptions can result in gains and losses that are not yet recognized in the consolidated financial statements. Metso recognizes amortization of any unrecognized gain or loss as a component of the pension expense if, as of the beginning of the year, such unrealized net gain or loss exceeds ten percent of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan’s assets. In such case, the amount of amortization expense recognized is the resulting excess, divided by the average remaining service period of active employees expected to receive benefits under such plan. A one percent increase in the expected return on plan assets would have reduced pension benefit expense by approximately €2 million, and a one percent decrease in the expected return on plan assets would have increased pension benefit expense by approximately €2 million for the year ended December 31, 2005.
Note 4. Selling, general and administrative expenses
     Selling, general and administrative expenses consist of the following:

	Year ended December 31,
	2004	2005
	( € in millions)
Marketing and selling expenses	(443)	(435)
Research and development expenses, net	(92)	(89)
Administrative expenses	(263)	(270)

Total	(798)	(794)

METSO
Notes to Consolidated Financial Statements — (Continued)
     Research and development expenses, net, consist of the following:

	Year ended December 31,
	2004	2005
	(€ in millions)
Research and development expenses, total	(96)	(96)
Capitalized development costs	2	0
Capital expenditure	4	6
Grants received	8	8
Depreciation and amortization	(10)	(7)

Research and development expenses, net	(92)	(89)

Note 5. Other operating income and expenses, net
     Other operating income and expenses consist of the following:

	Year ended December 31,
	2004	2005
	(€ in millions)
Gain on sale of fixed assets (1)	11	15
Gain on sale of available-for-sale equity investments	9	2
Rental income	5	3
Foreign exchange gains (2)	—	12
Change in fair value of derivatives (3)	—	3
Other income	8	11

Other operating income, total	33	46

Nonrecurring expenses related to 2003 restructuring program (4)	(14)	3
Nonrecurring expenses related to 2004 restructuring program (4)	(24)	(7)
Write-downs on fixed assets	—	(8)
Foreign exchange losses (2)	—	(11)
Change in fair value of derivatives (3)	—	(10)
Other expenses	(6)	(1)

Other operating expenses, total	(44)	(34)

Other operating income and expenses, net	(11)	12

(1)	Gains on sale of fixed assets were €11 million and €18 million for the years ended December 31, 2004 and 2005, respectively. In 2005, €3 million resulted from the sale of assets related to outsourcing and they have been included in the Metso 2003 restructuring program.

(2)	Includes foreign exchange gains and losses resulting from trade receivables and payables and related derivatives.

(3)	For more information on derivative instruments, see Notes 32 and 33.

(4)	For more information on restructuring programs, see Note 6.
Note 6. Restructuring costs
  2003 Program
     In June 2003, Metso launched its group wide efficiency improvement program aiming to reach substantial costs savings. The plan included streamlining of sales and administrative organizations and closing down of sites both in the United States and in Europe. As a result of the efficiency improvement program, Metso’s personnel reduced by some 2,000 persons.

METSO
Notes to Consolidated Financial Statements — (Continued)
     The total costs for the 2003 program were €93 million, of which €14 million was recorded in the income statement for 2004. The efficiency improvement program was completed during 2004.
     The provisions related to the 2003 program were as follows:

	As at December 31,
	2004	2005
	(€ in millions)
Pensions and postretirement benefits(1)	7	6
Employee termination and exit costs	7	2
Restructuring expenses	1	0
Other expenses	1	0

Total	16	8

(1)	As at December 31, 2004 and 2005, accrued pensions comprised long-term liabilities of €6 million and of €5 million, respectively.
  2004 Program
     In June 2004, Metso announced a program for the renewal of Metso Paper’s business concept, which targeted to streamline the cost structure. The main locations affected by the measures were in the Finnish, Swedish and North American operations. The measures comprised personnel reductions in certain administrative and production functions, disposal of non-core sites and global reorganization of the tissue business line. The program was completed by the end of 2005.
     The costs recognized under the 2004 program amounted to the following:

	Year ended December 31,
	2004	2005
	(€ in millions)
Pensions and postretirement benefits	(6)	(1)
Employee termination and exit costs	(8)	(4)
Write-downs on fixed assets	(10)	(3)
Other expenses	0	1

Total	(24)	(7)

     The provisions related to the 2004 program amounted to the following:

	As at December 31,
	2004	2005
	(€ in millions)
Pensions and postretirement benefits (1)	4	4
Employee termination and exit costs	6	3
Other expenses	0	0

Total	10	7

(1)	As at December 31, 2004 and 2005, accrued pensions comprised long-term liabilities of €4 million and of €4 million, respectively.

METSO
Notes to Consolidated Financial Statements — (Continued)
     The provisions related to restructuring programs have changed as follows during the financial year 2005:

	Balance at	Impact of	Additions	Reversal		Balance
	beginning	exchange	charged	of excess	Realized	at end of
	of year	rates	to expense	reserve	reserve	year
			(€ in millions)
Pension and postretirement benefits	11	—	1	—	(2)	10
Employee termination and exit costs	13	1	4	(1)	(12)	5
Restructuring expenses	1	—	—	—	(1)	0
Other expenses	1	—	—	—	(1)	0

Total	26	1	5	(1)	(16)	15

Note 7. Reversal of Finnish pension liability (TEL)
     Under FAS, the Finnish TEL (Employees’ pension plan) was regarded as a defined contribution plan. As of the transition date January 1, 2004, under IFRS, the disability portion of the TEL was considered as a defined benefit plan requiring an actuarial valuation of the liability.
     Due to certain changes introduced in 2004, the disability portion of Finnish TEL is no longer regarded as a defined benefit plan. This change in classification resulted in a reversal of €57 million, net of taxes of €23 million of TEL disability liability being recorded as non-recurring income in the last quarter of 2004.
     Of the Finnish pension liability reversal of €80 million before taxes, €75 million was related to continuing operations and €5 million to the discontinued operations, i.e. Metso Drives. Metso Drives was disposed of in April 2005.
     The remaining liability of €4 million, net of taxes of €1 million, was recorded as income during 2005.
     Please see Note 35, Business area and geographic information, for the reversal of the Finnish pension liability by business area and Note 29, Post employment benefit obligations for further information on pension expenses and liabilities.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 8. Personnel expenses and the number of personnel
  Personnel expenses:

	Year ended December 31,
	2004	2005
	(€ in millions)
Salaries and wages	(881)	(854)
Pension costs, defined contribution plans	(84)	(77)
Pension costs, defined benefit plans (1)	(5)	(10)
Reversal of Finnish pension liability (TEL), gross amount (2)	80	5
Other post-employment benefits	(3)	(3)
Share-based payments	—	0
Other indirect employee costs	(167)	(143)

Total	(1,060)	(1,082)

(1)	For more information on pension costs, see Note 29.

(2)	For more information on reversal of Finnish pension liability (TEL), see Note 7.
  Board remuneration:

	Year ended December 31,
	2004	2005
	(€ in thousands)
Serving board members in 2005:
Matti Kavetvuo	(69)	(73)
Jaakko Rauramo	(47)	(50)
Svante Adde	—	(31)
Maija-Liisa Friman	(42)	(47)
Satu Huber	(32)	(40)
Juhani Kuusi	(39)	(40)
Pentti Mäkinen(1)	(36)	(18)
Former board members:
Risto Hautamäki	(31)	(8)
Heikki Hakala	(9)	—
Mikko Kivimäki	(10)	—

Total	(315)	(307)

(1)	Starting from April 4, 2005, has attended meetings as a personnel representative invited by the Board.
     According to a decision of the Annual General Meeting of April 4, 2005, annual fees were as follows: Chairman of the Board €60,000, Vice Chairman and Chairman of the Audit Committee €40,000, and other members €30,000. In addition, a fee of €500 per meeting is paid to all members for meetings of the Board and its Committees they attend. Compensation for traveling expenses and daily allowances are paid in accordance with Metso’s travel policy.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Chief Executive Officer and Executive Team remuneration:

	Year ended December 31,
	2004	2005
	(€ in thousands)
Salaries and short-term employee benefits	(2,170)	(2,382)
Termination benefits	—	—
Pension insurance premiums	(342)	(299)
Other long-term benefits	—	—
Share-based payments	—	(215)

Total	(2,512)	(2,896)

     Metso also pays premiums to a pension insurance company to provide for a supplemental group pension insurance covering our corporate Executive Team and some senior executives, which enables a retirement age of 60. For the years ended December 31, 2004 and 2005, the amount of such pension insurance premiums payments totaled approximately €1.5 million and €1.4 million, respectively.
     President and CEO Jorma Eloranta’s annual salary was €438,000 and €460,101 for the years ended December 31, 2004 and 2005. In addition he also receives benefits in the form of a car and a telephone. He has also been granted a total of 100,000 Metso 2003A option rights. According to his contract, Jorma Eloranta’s age of retirement is 60 years, and the full pension is 60 percent of his annual salary. If his contract is terminated, he is entitled to a compensation corresponding to 24 months’ salary.
  Number of personnel at end of year:

	2004	2005
Metso Paper	8,660	8,201
Metso Minerals	8,048	8,521
Metso Automation	3,267	3,169
Metso Ventures	1,637	1,993
Corporate Office and Shared Services	293	294

Continuing operations	21,905	22,178
Discontinued operations	897	—

Metso total	22,802	22,178

  Average number of personnel during the period:

	2004	2005
Metso Paper	9,021	8,451
Metso Minerals	8,178	8,283
Metso Automation	3,294	3,247
Metso Ventures	1,598	1,768
Corporate Office and Shared Services	263	297

Continuing operations	22,354	22,046
Discontinued operations	2,009	359

Metso total	24,363	22,405

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 9. Depreciation and amortization
     Depreciation and amortization expenses on fixed assets consist of the following:

	Year ended December 31,
	2004	2005
	(€ in millions)
Intangible assets	(15)	(16)
Property, plant and equipment
Buildings and structures	(23)	(22)
Machinery and equipment	(77)	(64)

Total	(115)	(102)

     Depreciation and amortization charged against operations by activity are as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Cost of goods sold	(70)	(60)
Selling, general and administrative expenses
Marketing and selling	(7)	(9)
Research and development	(10)	(7)
Administrative	(28)	(26)

Total	(115)	(102)

Note 10. Financial income and expenses, net
     The following table provides a summary of financial income and expenses:

	Year ended December 31,
	2004	2005
	(€ in millions)
Financial income
Dividends received	3	1
Interest income	10	14
Other financial income	1	1
Net gain (loss) from foreign exchange	(1)	4

Financial income total	13	20

Financial expenses
Interest expenses	(63)	(52)
Interest expenses on financial leases	0	(1)
Other financial expenses	(9)	(10)

Financial expenses total	(72)	(63)

Financial income and expenses, net	(59)	(43)

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 11. Income taxes
          The components of income taxes are as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Current tax (expense) benefit	(24)	(61)
Deferred tax (expense) benefit	42	(11)

Income taxes, total	18	(72)

          The Finnish corporate income tax rate was 29% for the year ended December 31, 2004. As of January 1, 2005, the enacted rate was reduced to 26%, thus impacting the deferred tax amounts presented in the table below for the year ended December 31, 2004. The differences between income tax expense (benefit) computed at Finnish statutory rates and income tax expense (benefit) provided on earnings are as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Income before taxes	140	292
Income tax (expense) benefit at Finnish statutory rate	(41)	(76)
Income tax for prior years	8	(1)
Difference between Finnish and foreign tax rates	(6)	(11)
Write-down of subsidiary shares (1)	53	—
Benefit of operating loss carryforward	10	22
Operating losses with no current tax benefit (2)	(4)	(1)
Non-deductible expenses and tax exempt income	(1)	(2)
Change in tax rates and tax legislation	(3)	—
Other	2	(3)

Income tax (expense) benefit	18	(72)

(1)	The tax benefit of €53 million for the year ended December 31, 2004, relates to a write-down recorded in 2003.

(2)	Operating losses with no current tax benefit relate to current year losses for which no deferred tax asset has been recognized.

METSO
Notes to Consolidated Financial Statements — (Continued)
          Reconciliation of deferred tax balances:

			Charged to
	Balance at	Charged to	share-		Acquisitions
	beginning	income	holders’	Translation	and	Balance at
	of year	statement	equity	differences	disposals	end of year
			(€ in millions)
2004
Deferred tax assets
Tax losses carried forward	65	39	—	—	—	104
Fixed assets	7	—	—	—	—	7
Inventory	12	(2)	—	—	—	10
Provisions	10	6	—	—	—	16
Accruals	26	(7)	—	—	—	19
Pension provisions	28	(16)	—	—	(9)	3
Other	17	(1)	1	—	(1)	16

Total deferred tax assets	165	19	1	—	(10)	175
Offset against deferred tax liabilities (1)	(35)	19	—	—	—	(16)

Net deferred tax assets	130	38	1	—	(10)	159

Deferred tax liabilities
Purchase price adjustments	33	(4)	—	—	(11)	18
Fixed assets	13	—	—	—	(1)	12
Inventory	3	(3)	—	—	—	—
Tax allocation reserve	11	(11)	—	—	—	—
Other	7	(5)	—	—	—	2

Total deferred tax liabilities	67	(23)	—	—	(12)	32
Offset against deferred tax assets(1)	(35)	19	—	—	—	(16)

Net deferred tax liabilities	32	(4)	—	—	(12)	16

Deferred tax assets, net	98	42	1	—	2	143

2005
Deferred tax assets
Tax losses carried forward	104	(18)	9	—	—	95
Fixed assets	7	6	—	—	—	13
Inventory	10	3	—	—	—	13
Provisions	16	—	—	—	—	16
Accruals	19	(2)	—	1	—	18
Pension provisions	3	2	—	1	—	6
Other	16	13	2	1	—	32

Total deferred tax assets	175	4	11	3	—	193
Offset against deferred tax liabilities (1)	(16)	(14)	—	—	—	(30)

Net deferred tax assets	159	(10)	11	3	—	163

Deferred tax liabilities
Purchase price adjustments	18	5	—	—	3	26
Fixed assets	12	1	—	—	—	13
Other	2	9	—	—	—	11

Total deferred tax liabilities	32	15	—	—	3	50
Offset against deferred tax assets(1)	(16)	(14)	—	—	—	(30)

Net deferred tax liabilities	16	1	—	—	3	20

Deferred tax assets, net	143	(11)	11	3	(3)	143

(1)	Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

METSO
Notes to Consolidated Financial Statements — (Continued)
          Dividend distribution from certain countries to Finland causes tax consequences. Deferred tax liability has been recognized in situations where Metso has made an explicit decision to distribute earnings. No deferred tax liability has been provided on the rest of such earnings of €63 million and €97 million for the years ended December 31, 2004 and 2005, respectively.
     Tax losses carried forward
          At December 31, 2005, Metso recorded a deferred tax asset of €95 million on the net operating loss carry-forwards amounting to €338 million of which €257 million and €63 million are attributable to the Finnish and German subsidiaries, respectively. At December 31, 2004 the amount of losses was €359 million of which €234 million and €74 million were attributable to Finnish and German subsidiaries, respectively.
          The operating loss carry-forwards for which no deferred tax assets are recognized due to uncertainty of the utilization of these carry-forwards amounted to €313 million and €217 million for the years ended December 31, 2004 and 2005, respectively. Of these losses €185 million and €154 million for the years ended December 31, 2004 and 2005, respectively, are attributable to U.S. subsidiaries and will expire mainly in the years 2021–2024. Furthermore, no deferred tax assets have been recorded for net deductible temporary differences and unused tax credits attributable to U.S. subsidiaries amounting to €122 million and €150 million for the years ended December 31, 2004 and 2005, respectively, due to the uncertainty of the utilization.
          Tax losses carried forward and related deferred tax assets as at December 31 stated by the most significant countries are as follows:

	As at December 31,
	Tax losses	Potential
	carried	deferred tax		Deferred tax
	forward	asset	Not recorded	asset
		(€ in millions)
2004
Finland	269	70	9	61
USA	189	71	70	1
Germany	103	36	9	27
Other	111	33	18	15

Total	672	210	106	104

2005
Finland	257	67	0	67
USA	154	59	59	0
Germany	63	23	0	23
Other	81	23	18	5

Total	555	172	77	95

Note 12. Acquisitions
          On August 30, 2005, Metso acquired Texas Shredder, Inc., a U.S. supplier of metal shredder products located in San Antonio, Texas. The total acquisition price was €14 million. Texas Shredder is included in Metso Minerals’ figures from the beginning of September.
          In 2005, Metso also made some minor acquisitions in Spain to strengthen its aftermarket and maintenance services within pulp and paper industry. The acquired businesses are included in Metso Paper’s figures from the date of their acquisition.
          In 2004, Metso made only minor acquisitions where the total consideration paid was €3 million.

METSO
Notes to Consolidated Financial Statements — (Continued)
          For the year ended December 31, 2005, the net sales of acquired businesses described above, which have been included in Metso’s consolidated financial statements, amounted to €23 million. Had the acquisitions occurred on January 1, 2005, Metso’s net sales would have been €4,259 million.
          Information on acquisitions is as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Cash and cash equivalents	1	2
Intangible assets	1	8
Property, plant and equipment	0	2
Other assets	1	17
Minority interests	—	(1)
Liabilities assumed	(1)	(15)

Fair value of net assets acquired	2	13

Goodwill	1	3

Total purchase consideration	3	16

Purchase consideration settled in cash	3	16
Cash and cash equivalents acquired	(1)	(2)

Cash outflow on acquisitions	2	14

Note 13. Discontinued operations and disposals of businesses
          Metso has applied IFRS 5 “Non-current assets held for sale and discontinued operations” as of January 1, 2005. Previous year data has been reclassified for comparative purposes.
          On March 4, 2005, Metso announced the signing of an agreement to sell Metso Drives to the funds managed by Finnish private equity investor CapMan. Metso Drives Oy was transferred to the ownership of the CapMan funds as of April 8, 2005 for a transaction price of €98 million resulting in a gain on sale of €17 million. The business group was excluded from Metso Ventures and reported as a Discontinued Operation for the years 2004 and 2005 until its sale. Metso Drives is a manufacturer of paper machine drives and other industrial gears as well as wind turbine gears.
          On December 31, 2004, the Drilling business line of Metso Minerals (Reedrill), was divested and transferred to Terex Corporation from the United States. The consideration received was €29 million and the loss on sale was €2 million. The business line was excluded from Metso Minerals and is reported as a Discontinued Operation for the year 2004. Reedrill manufactures and sells surface and underground drilling equipment, drilling tools and parts for mining and construction industries and drilling contractors.
          On June 30, 2004, after approval of the competition authorities, Metso completed the divestiture of its Compaction and Paving business line (Dynapac), to Altor, a Nordic private equity investor. The transaction price of Dynapac was €301 million, which resulted in a loss on sale of €18 million. Dynapac was excluded from Metso Minerals results and is reported as Discontinued Operation for the year 2004 until its sale.
          In November 2002, Metso signed a memorandum of understanding with Bobst Group SA of Switzerland concerning the divestment of the Converting business. The sale was completed on January 30, 2004. Converting business was excluded from Metso Paper and is reported as a Discontinued Operation in 2004 until its sale. Converting was sold for a price of €70 million and a loss of €9 million was recognized.

METSO
Notes to Consolidated Financial Statements — (Continued)
          The business disposals were as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Cash and cash equivalents	12	3
Intangible assets	36	1
Property, plant and equipment	77	53
Goodwill	124	7
Other assets	334	50
Minority interests	(1)	–
Liabilities sold	(152)	(33)

Net assets of disposed businesses	430	81

Gain (loss) on disposal	(29)	17

Total consideration	401	98

Consideration received in cash	401	98
Cash and cash equivalents disposed of	(12)	(3)

Cash inflow on disposals	389	95
          Income statement for discontinued operations:

	Year ended December 31,
	2004	2005
	(€ in millions)
Net sales	397	26
Expenses	(368)	(26)

Profit before tax	29	0
Income taxes	(4)	0

Profit after tax	25	0

Gain (loss) on the disposal of the disposal group before tax	(29)	17

Taxes	(10)	0

Gain (loss) on the disposal of the disposal group after tax	(39)	17

Profit (loss) on discontinued operations, net of taxes	(14)	17

          Cash flows provided by (used in) discontinued operations:

	Year ended December 31,
	2004	2005
	(€ in millions)
Cash flows provided by (used in) operating activities	5	2
Cash flows provided by (used in) investing activities	2	0
Cash flows provided by (used in) financing activities	(23)	(2)

Cash flows provided by (used in) discontinued activities	(16)	0

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 14. Earnings per Share
          Earnings per share are calculated as follows:
     Basic
          Basic earnings per share are calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding treasury stock.

	Year ended December 31,
	2004	2005
	(€ in millions)
Profit attributable to equity shareholders, continuing operations	157	219
Profit (loss) attributable to equity shareholders, discontinued operations	(14)	17

Profit attributable to equity shareholders, continuing and discontinued operations	143	236

Weighted average number of shares issued and outstanding (in thousands)	136,190	139,639

Basic earnings per share, continuing operations, €	1.16	1.57
Basic earnings (loss) per share, discontinued operations, €	(0.11)	0.12

Basic earnings per share, continuing and discontinued operations, €	1.05	1.69

     Diluted
          The diluted earnings per share have been computed by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or on the issuance of warrants or options, if that occurs later during the period, and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

	Year ended December 31,
	2004	2005
	(€ in millions)
Profit attributable to equity shareholders, continuing operations	157	219
Profit (loss) attributable to equity shareholders, discontinued operations	(14)	17

Profit attributable to equity shareholders, continuing and discontinued operations	143	236

Weighted average number of shares issued and outstanding (in thousands)	136,190	139,639
Adjustment for share options (in thousands)	2	26

Weighted average number of diluted shares issued and outstanding (in thousands)	136,192	139,665

Diluted earnings per share, continuing operations, €	1.16	1.57
Diluted earnings (loss) per share, discontinued operations, €	(0.11)	0.12

Diluted earnings per share, continuing and discontinued operations, €	1.05	1.69

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 15. Intangible assets and property plant and equipment
          Intangible and tangible assets consist of the following:

		Patents			Other
		and		Capitalized	intangible		Intangible
	Goodwill	licences		software	assets		assets total
				(€ in millions)
2004
Acquisition cost at beginning of year	720	78		15	77		890
Translation differences	(9)	—		—	(1)		(10)
Business acquisitions	1	0		0	0		1
Disposals of businesses	—	—		—	—		—
Capital expenditure	0	4		5	8		17
Reclassifications	(4)	(3	)(1)	16 (1)	(2	)(1)	7
Decreases	(17)	(6)		(3)	(8)		(34)

Acquisition cost at end of year	691	73		33	74		871

Accumulated depreciation and amortization at beginning of year	(223)	(27)		(8)	(38)		(296)
Translation differences	3	—		—	0		3
Disposals of businesses	—	—		—	—		—
Reclassifications	—	—		—	—		—
Decreases	20	0		0	2		22
Depreciation and amortization charges for the year	—	(6)		(3)	(6)		(15)

Accumulated depreciation at end of year	(200)	(33)		(11)	(42)		(286)

Net book value at end of year	491	40		22	32		585

2005
Acquisition cost at beginning of year	691	73		33	74		871
Translation differences	14	0		0	1		15
Business acquisitions	4	—		0	7		11
Disposals of businesses	(9)	0		0	(3)		(12)
Capital expenditure	0	4		5	7		16
Reclassifications(1)	0	8		3	(6)		5
Decreases	(12)	(5)		(4)	(8)		(29)

Acquisition cost at end of year	688	80		37	72		877

Accumulated depreciation and amortization at beginning of year	(200)	(33)		(11)	(42)		(286)
Translation differences	(4)	0		0	(1)		(5)
Disposals of businesses	2	0		0	2		4
Reclassifications	—	(3)		(1)	4		0
Decreases	12	2		2	7		23
Depreciation and amortization charges for the year	—	(6)		(5)	(5)		(16)

Accumulated depreciation at end of year	(190)	(40)		(15)	(35)		(280)

Net book value at end of year	498	40		22	37		597

METSO
Notes to Consolidated Financial Statements — (Continued)

					Property,
	Land and	Buildings	Machinery		plant and
	water	and	and	Assets under	equipment
	areas	structures	equipment	construction	total
	(€ in millions)
2004
Acquisition cost at beginning of year	76	523	1,334	37	1,970
Translation differences	0	(6)	(12)	—	(18)
Business acquisitions	0	0	1	—	1
Disposals of businesses	—	—	—	—	—
Capital expenditure	0	11	53	11	75
Reclassifications (1)	0	0	19	(26)	(7)
Decreases	(6)	(22)	(109)	(3)	(140)

Acquisition cost at end of year	70	506	1,286	19	1,881

Accumulated depreciation and amortization at beginning of year	—	(240)	(994)	—	(1,234)
Translation differences	—	2	8	—	10
Business acquisitions	—	0	(1)	—	(1)
Disposals of businesses	—	—	—	—	—
Reclassifications	—	—	—	—	—
Decreases	—	8	85	—	93
Depreciation and amortization charges for the year	—	(23)	(77)	—	(100)

Accumulated depreciation at end of year	—	(253)	(979)	—	(1,232)

Net book value at end of year	70	253	307	19	649

2005
Acquisition cost at beginning of year	70	506	1,286	19	1,881
Translation differences	1	13	39	0	53
Business acquisitions	0	2	1	0	3
Disposals of businesses	(1)	(22)	(77)	0	(100)
Capital expenditure	0	8	49	31	88
Reclassifications(1)	(1)	11	17	(32)	(5)
Decreases	(11)	(38)	(129)	(1)	(179)

Acquisition cost at end of year	58	480	1,186	17	1,741

Accumulated depreciation and amortization at beginning of year	—	(253)	(979)	—	(1,232)
Translation differences	—	(6)	(28)	—	(34)
Business acquisitions	—	0	(1)	—	(1)
Disposals of businesses	—	2	45	—	47
Reclassifications	—	(7)	7	—	0
Decreases	—	26	120	—	146
Depreciation and amortization charges for the year	—	(22)	(64)	—	(86)

Accumulated depreciation at end of year	—	(260)	(900)	—	(1,160)

Net book value at end of year	58	220	286	17	581

(1)	Includes reclassifications between intangible assets and assets under construction of €7 million and €5 million for the years ended December 31, 2004 and 2005, respectively.

METSO
Notes to Consolidated Financial Statements — (Continued)
          Other intangible assets comprised €14 million and €16 million of assets with indefinite useful life for the years ended December 31, 2004 and 2005, respectively. They relate to Metso Minerals business area and consist mainly of brands recognized in connection with business acquisitions. Economic useful life could not to be determined at the time of the acquisition, and the management has assessed them to have indefinite useful lives based on their continuous competitive advantage to the business. The brands are actively used in promoting the products. They are subject to annual impairment test concurrently with the goodwill.
          For information of pledged assets, see Note 30.
          Assets leased under financial lease arrangements are included in property, plant and equipment as follows:

			Property, plant
	Buildings and	Machinery and	and equipment
	structures	equipment	total
		(€ in millions)
2004
Acquisition cost at end of year	26	10	36
Accumulated depreciation at end of year	(7)	(2)	(9)

Net book value at end of year	19	8	27

2005
Acquisition cost at end of year	26	8	34
Accumulated depreciation at end of year	(8)	(3)	(11)

Net book value at end of year	18	5	23

          Capitalization of interest expenses:

	2004	2005
	(€ in millions)
Net capitalized interest, beginning of year	2	1
Amortization of capitalized interest expense	(1)	0

Net capitalized interest, end of year	1	1

Goodwill impairment
          Metso assesses the value of the goodwill for impairment annually or more frequently, if facts and circumstances indicate the need, using fair value measurement techniques, such as the discounted cash flow methodology. The testing is performed on the cash generating unit level. In the discounted cash flow method, Metso discounts forecast performance plans to their present value.
          The performance plans, which include four years of projection, are calculated in the annual strategy process and subsequently approved by Metso’s management and the Board of Directors. In addition to the projection period, the discounted cash flows include an additional year, which is extrapolated from the average performance of the projection period adjusted for cyclicality of each cash generating unit. In 2005, the growth rate used for the terminal value was 1.7% (2004: 2.0%). The forecast sales and production volumes are based on current structure and existing property, plant and equipment of Metso. The most significant assumptions are the market and product mix. Values assigned to key assumptions reflect past experience. Data on growth, demand and price development provided by various research institutions are utilized in establishing the assumptions for the projection period.
          The discount rate, which is a pre-tax rate, is the derived weighted average cost of capital for each cash generating unit. It is calculated as the opportunity cost to all capital providers weighted by their relative contribution to the cash generating unit’s total capital and the risk associated with the cash flow and the timing of the cash flow. The discount rates vary from one cash generating unit to another and also from year to year due to changes in the underlying components used for assessing the rate. The comparison methods and other estimation techniques are utilized to verify the reasonableness of the value derived from the discounted cash flow. As a result of the performed impairment tests, no impairment losses have been recognized for the years ended December 31, 2004 and 2005.
          A summary of changes in Metso’s goodwill during the years ended December 31, 2004 and 2005 by business segments is as follows:

	Derived
	weighted
	average cost	Balance at	Translation		Balance
	of capital	beginning	difference and	Impairment	at end of
	applied	of year	other changes	loss	year
	%		(€ in millions)
2004
Metso Paper	11.7–12.2	77	(4)	—	73
Metso Minerals	9.9–11.8	383	2	—	385
Metso Automation	11.5–11.6	21	(2)	—	19
Metso Ventures	12.5	7	—	—	7
Discontinued operations	12.3	7	0	—	7

Total	9.9–12.5	495	(4)	—	491

	Derived
	weighted
	average cost	Balance at	Translation		Balance
	of capital	beginning	difference and	Impairment	at end of
	applied	of year	other changes	loss	year
	%	(€ in millions)
2005
Metso Paper	9.4–11.7	73	9	—	82
Metso Minerals	11.7–12.1	385	4	—	389
Metso Automation	14.9–15.1	19	1	—	20
Metso Ventures	10.5–11.5	7	0	—	7
Discontinued operations	—	7	(7)	—	—

Total	9.4–15.1	491	7	—	498

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 16. Investments in associated companies
     Investments in associated companies are as follows:

	2004	2005
	(€ in millions)
Investments in associated companies
Acquisition cost at beginning of year	8	7
Translation differences	—	0
Increases	1	2
Disposals and other decreases	(2)	0

Acquisition cost at end of year	7	9

Equity adjustments in investments in associated companies
Equity adjustments in investments in associated companies at beginning of year	7	10
Share of results	4	1
Translation differences	—	1
Dividend income	(1)	(1)
Disposals and other changes	0	—

Equity adjustments in investments in associated companies at end of year	10	11

Book value of investments in associated companies at end of year	17	20

	As at December 31,
	2004		2005
	Ownership	Book value	Ownership	Book value
	%	(€ in millions)%		(€ in millions)
Allimand S.A.	35.8	5	35.8	5
Valmet-Xian Paper Machinery Co. Ltd.	48.3	7	48.3	8
Shanghai Neles-Jamesbury Valve Co. Ltd.	50.0	3	50.0	4
Avantone Oy	48.2	1	48.2	1
Others		1		2

Total investments in associated companies		17		20

     The amounts representing Metso’s share of the assets and liabilities, net sales and results of the associated companies, which have been accounted for using the equity method, are presented below:

	Year ended December 31,
	2004	2005
	(€ in millions)
Assets	44	48
Liabilities	27	28

Net sales	41	42
Profit	4	1

METSO
Notes to Consolidated Financial Statements — (Continued)
Related party transactions
     The following transactions were carried out with associated companies and the following balances have arisen from such transactions:

	Year ended December 31,
	2004	2005
	(€ in millions)
Net sales to associated companies	1	1
Purchases from associated companies	8	16

Receivables from associated companies	1	1
Payables to associated companies	1	2

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 17. Available-for-sale equity investments
     Available-for-sale equity investments consist of the following:

	As at December 31,
	2004			2005
	Number	Owner-		Number	Owner-
	of shares	ship %	Book value	of shares	ship %	Book value
	(€ in millions)			(€ in millions)
Tamfelt Corporation	726,300	2.7	4	726,300	2.6	6
Other shares and securities			6			6

Total available-for-sale equity investments			10			12

     The available-for-sale equity investments have changed during year 2005 as follows:

(€ in millions)
Book value as of December 31, 2004	10
Fair value adjustment January 1, 2005 (IAS 39)	2

Book value as of January 1, 2005	12
Additions	1
Changes in fair values	2
Disposals	(3)
Other changes	–

Book value as of December 31, 2005	12

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 18. Percentage of completion
     Net sales recognized under the percentage of completion method amounted to €811 million, or 23 percent of net sales, in 2004 and €1,264 million, or 30 percent of net sales, in 2005. The percentage was highest in the Metso Paper business area, where it accounted for 40 percent in 2004 and 53 percent in 2005.
     Information on balance sheet items of uncompleted projects at December 31, 2004 and 2005 is as follows:

	Costs and
	earnings of
	uncompleted	Billings of
	projects	projects	Net
	(€ in millions)
2004
Projects where costs and earnings exceed billings	575	385	190
Projects where billings exceed costs and earnings	428	552	124

2005
Projects where costs and earnings exceed billings	610	437	173
Projects where billings exceed costs and earnings	306	452	146
Note 19. Inventory

	As at December 31,
	2004	2005
	(€ in millions)
Materials and supplies	150	190
Work in progress	322	420
Finished products	220	278

Total inventory	692	888

     For the year ended December 31, 2005, €6 million was expensed to reduce the book value of inventory to equal the net realizable value. For additional information on changes in the allowance for inventory obsolescence, see also Note 25.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 20. Interest bearing and non-interest bearing receivables
     Interest bearing and non-interest bearing assets are as follows:

	As at December 31,
	2004			2005
	Non-			Non-
	current	Current	Total	current	Current	Total
	(€ in millions)			(€ in millions)
Interest bearing receivables
Loan receivables (1)	6	2	8	5	2	7
Available-for-sale financial assets	3	51	54	34	135	169
Trade receivables (1)	6	—	6	0	—	0

Total	15	53	68	39	137	176

Non-interest bearing receivables
Loan receivables (1)	7	0	7	2	1	3
Trade receivables (1)	1	651	652	27	764	791
Prepaid expenses and accrued income	—	63	63	—	68	68
Other receivables (2)	29	52	81	10	85	95

Total	37	766	803	39	918	957

(1)	For the year ended December 31, 2005, €1 million was expensed to reduce the book value of loan and trade receivables. For additional information on changes in the allowance for doubtful notes and receivables, see also Note 25.

(2)	During 2004, Metso entered into several transactions with existing lenders to exchange €344 million under its €1 billion Euro Medium Term Note Program for new bonds with lower interest rate and a longer term. As at December 31, 2004 Metso had capitalized €24 million of costs related to these transactions, of which non-current €23 million and current €1 million. In accordance with IAS 39 and IAS 32, part of these exchanges were considered as extinguishment of the original debt resulting in €1 million net reduction of unamortized transaction costs expensed directly through equity as of January 1, 2005. See also Note 33 on the effects on implementing IAS 39 and IAS 32.
     Metso actively manages its cash by investing into financial instruments with varying maturities. Instruments, such as commercial papers, exceeding maturity of three months are classified under Available-for-sale financial assets.
Note 21. Cash and cash equivalents

	As at December 31,
	2004	2005
	(€ in millions)
Bank and cash	150	120
Commercial papers and other investments	222	203

Total cash and cash equivalents	372	323

Note 22. Equity
     As at December 31, 2004 and 2005, the amount of issued shares in Metso was 136,250,545 and 141,654,614 respectively. The par value of each issued share was €1.70, unchanged from previous year. The share capital as of December 31, 2004 and 2005, amounted to €232 million and €241 million, respectively.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Under its Articles of Association, Metso Corporation’s authorized share capital may not be less than €170 million nor more than €680 million. At the closing of the financial year Metso held 60,841 of its own shares. For the year ended December 31, 2004 the historical acquisition price of €1 million has been recorded in the treasury stock at cost. For the year ended December 31, 2005 it has been deducted from the assets and equity.
     The Board was authorized, within one year of the Annual General Meeting, to resolve on increasing the share capital by issuing new shares, convertible bonds, and/or stock options in one or more issues. The increase of the share capital through issuance of new shares, subscription of shares pursuant to conversion of convertible bonds into shares and/or subscription of shares pursuant to stock options may amount to an aggregate maximum of 12,500,000 new shares with a par value of €1.7 each and to a maximum aggregate increase of share capital of €21,250,000.
     The share capital may be increased by revoking shareholders’ pre-emptive rights to subscribe for new shares, convertible bonds or stock options, and to resolve on the subscription prices and the other terms and conditions of subscription, and the terms and conditions of the convertible bonds and/or stock options. The shareholders’ pre-emptive rights to subscribe can be revoked provided that the Company has important financial grounds for doing so, such as financing or execution of acquisitions, or other arrangements or other development of the Company’s business operations. The Board may not deviate from the shareholders’ pre-emptive subscription rights for the benefit of a person belonging to the inner circle of the Company. The Board will also be entitled to resolve that the shares can be subscribed to in exchange for property in kind, or otherwise on certain conditions.
  Share amounts

	2004	2005
Number of outstanding shares, January 1	136,189,704	136,189,704
Share options exercised	—	5,404,069

Number of outstanding shares, December 31	136,189,704	141,593,773
Treasury stock	60,841	60,841

Total number of shares, December 31	136,250,545	141,654,614

     The number of shares subscribed through Metso Corporation’s year 2000 and year 2001 stock option programs is respectively 4,538,869 and 865,200. The subscription period of shares for both programs expired on April 30, 2005. The subscription price per share was €13.25. As a result of the share subscriptions of year 2000 and year 2001 stock option programs, Metso obtained €71,603,914.25 in new equity. The share capital of Metso Corporation increased by €9,186,917.30.
  Fair value and other reserves
     Hedge reserve includes the fair value movements of derivative financial instruments effective as cash flow hedged.
     Fair value reserve includes the change in fair values of assets classified as available-for-sale.
     Legal reserve consists of restricted equity, which has been transferred from distributable funds under the Articles of Association, local company act or by the decision of shareholders.
     Other reserves consist of a distributable fund held by the Parent Company and granted share options.

METSO
Notes to Consolidated Financial Statements — (Continued)
Changes in fair value and other reserves were as follows:

			Fair
	Treasury	Hedge	value	Legal	Other
	stock	reserve	reserve	reserve	reserves	Total
	(€ in millions)
Balance as of January 1, 2004	1	—	—	228	202	431
Change	—	—	—	—	—	—

Balance as of December 31, 2004	1	—	—	228	202	431
Effects of adopting IAS 32			—
Treasury stock	(2)	—	—	—	—	(2)
Effects of adopting IAS 39			—
Cash flow hedges, net of taxes	—	4	—	—	—	4
Available-for-sale financial assets, net of taxes	—	—	2	—	—	2
Share options granted	—	—	0	—	—	0

Balance as of January 1, 2005	(1)	4	2	228	202	435
Cash flow hedges			—
Fair value gains, net of taxes	—	(4)	—	—	—	(4)
Transferred to profit and loss, net of taxes	—	(7)	—	—	—	(7)
Available-for-sale financial assets			—
Fair value gains, net of taxes	—	—	2	—	—	2
Transferred to profit and loss, net of taxes	—	—	(2)	—	—	(2)
Share options granted	—	—	0	—	—	0

Balance as of December 31, 2005	(1)	(7)	2	228	202	424

     Foreign currency translation included in the shareholders’ equity:

	2004	2005
	(€ in millions)
Cumulative translation adjustment as of January 1	(50)	(48)
Change in foreign currency translation	(6)	60
Hedging of net investment denominated in foreign currency	3	(30)
Tax effect	(3)	9
Transfer of translation differences	8	—

Cumulative translation adjustment as of December 31	(48)	(9)

METSO
Notes to Consolidated Financial Statements — (Continued)
     Calculation of distributable funds is as follows:

As at December
31, 2005
(€ in millions)
Other reserves	202
Retained earnings	317
Profit attributable to equity shareholders	236
Equity share of accelerated depreciation and other untaxed reserves	(1)
Translation differences	(9)
Treasury stock	(1)

Total distributable funds	744

     The Parent Company’s distributable funds at December 31, 2005 were €464 million. Under Finnish legislation, the distribution of dividends to shareholders is limited to the lower of consolidated distributable funds or distributable funds held by the Parent Company. Metso Corporation’s Board of Directors proposes to the Annual General Meeting on April 4, 2006 that a dividend of €1.40 per share be distributed in respect of 2005. These financial statements do not reflect this dividend payable amounting to €198 million.
Note 23. Share-based payments
     Metso has granted share options, which are equity settled share compensation plans, to its key personnel. The share-based payment expense arising from these plans amounted to €0.2 million and €0.2 million in the years ended December 2004 and 2005, respectively.
  2003 options program
     As of December 31, 2005, Metso had one option program, launched in 2003. Initially the program included 2003A, 2003B and 2003C options limited to a maximum of 5,600,000 share options. Through various decisions taken in 2004, the Board of Directors reduced the number of share options under the program. Their number was further reduced by the non-achievement of the targets set for granting the 2003A options. As of December 31, 2005, the program permitted to subscribe for a maximum of 300,000 new shares. Apart from 100,000 year 2003A options granted to President and CEO on March 1, 2004, no other options had been granted under the 2003 program as of December 31, 2005. The Board of Directors has reserved 100,000 year 2003A options and 100,000 year 2003C options for future needs.
     The current share subscription price for the 2003A options is €10.10. For the 2003C options, the subscription price is calculated as the trade-weighted average price of Metso’s share on the Helsinki Stock Exchange from January 1 to March 31, 2006. The subscription price is adjusted by dividends payable. The share subscription period for the 2003A options is April 1, 2006 — April 30, 2009, and for the 2003C options April 1, 2008 — April 30, 2011.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Changes in the review period and average exercise prices related to the year 2003 options program are as follows:

	As at December 31,
	2004		2005
	Average		Average
	exercise		exercise
	price	Amount of	price	Amount
	€/share	options	€/share	of options
Beginning of period	—	—	10.45	100,000
Granted	10.65	100,000	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—

End of period	10.45	100,000	10.10	100,000
Exercisable at end of period		—		—
     The fair value of 2003A options granted in 2004 was €4.47 each and was determined using the Black-Scholes valuation model. The variables applied in the Black-Scholes model were as follows:

2004
Share price, €	10.85
Exercise price, €	10.65
Volatility, %	39.93
Risk-free interest rate, %	3.29
Expected annual dividends.	—
Expected life in years	5.17
     The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily historical share prices over last five years.
   2001 options program
     The share subscription period for 2001 options program expired on April 30, 2005. A total of 865,200 shares was subscribed through the program and the subscription price per share was €13.25. Metso has applied IFRS 2 “Share-based payment” for the options, which were granted to Jorma Eloranta on March 1, 2004. No other options under the 2001 options program were granted during 2004 or 2005.
     Changes in the review period and weighted average exercise prices related to the year 2001 options program are as follows:

	As at December 31,
	2004		2005
	Average		Average
	exercise		exercise
	price	Amount of	price	Amount
	€/share	options	€/share	of options
Beginning of period	—	—	13,60	30,000
Granted	13.80	30,000	—	—
Forfeited	—	—	—	—
Exercised	—	—	13.25	(30,000)

End of period	13.60	30,000	—	—
Exercisable at end of period		—		—

METSO
Notes to Consolidated Financial Statements — (Continued)
     The fair value of 2001 A/B options granted in 2004 was €0.11 each and based on the quoted market price at Helsinki Stock Exchange at the grant date.
Note 24. Long-term debt
     Long-term debt consists of the following at December 31:

	Book values		Fair values
	2004	2005	2004	2005
	(€ in millions)		(€ in millions)
Bonds	744	688	772	725
Loans from financial institutions	114	40	116	40
Pension loans	8	0	8	0
Finance lease obligations	25	21	25	21
Other long-term debt	13	4	13	4

	904	753	934	790
Less current maturities	19	160	19	160

Total	885	593	915	630

Bonds

	Nominal	Effective		Original
	interest rate	interest rate	Currency	loan	Outstanding at
	Dec 31, 2005	Dec 31, 2005	of	amount,	December 31,
	%	%	bond	millions
					2004	2005
					(€ in millions)
1997—2007	6.875	6.875	USD	200	128	92
2001—2006	6.25	6.25		€500	156	156
2004—2011	5.125	6.46		€274	274	257

					558	505

Private placements issued under EMTN program, maturing 2009-2012		3.07–5.12	€		186	183

Bonds total					744	688
Less current maturities					—	156

Bonds, long-term portion					744	532

     In December 2000 Metso established a Euro Medium Term Note Program of €1 billion, under which originally a €500 million bond was issued in December 2001. In November 2004, Metso completed its offer to exchange bonds to new euro-denominated bonds maturing in 2011. €256 million of existing notes corresponding to 62% of the total outstanding amount were exchanged into new bonds and € 274 million of new bonds were issued.
     In 2005 Metso redeemed bonds at a nominal value of USD 65 (€52) million and repaid a loan of USD 50 (€41) million early, resulting in additional financing expenses of €5 million.
     Loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of loans is either USD or SEK denominated. The interest rates vary from 1.0% (€) to 14.5% (ZAR). The loans are payable from year 2006 to 2014.

METSO
Notes to Consolidated Financial Statements — (Continued)
     In the end of May 2004, Metso signed a ten-year €135 million loan agreement with the European Investment Bank (EIB). The drawn-down period was extended in 2005 and ends in November 2006. As at December 31, 2005, the facility was undrawn.

METSO
Notes to Consolidated Financial Statements — (Continued)
     In May 2005 Metso agreed to decrease the amount of the five-year syndicated revolving credit facility agreement signed in 2003 from €450 million to €300 million. The facility was undrawn as at December 31, 2004 and December 31, 2005. Metso had no other undrawn committed long-term facilities as of December 31, 2005.
     Interest rates of the finance lease obligations vary from 2.4% to 10.0% and other long term debt carry interest in the range of 1.0% to 6.85%.
     Maturities of long-term debt as at December 31, 2005 are as follows:

		Loans from	Finance	Other
		financial	lease	long-term
	Bonds	institutions	obligations	debt	Total
			( € in millions)
Year
2006	156	1	3	—	160
2007	92	8	3	1	104
2008	—	20	3	—	23
2009	83	3	3	—	89
2010	15	4	2	—	21
Later	342	4	7	3	356
Note 25. Allowances
     Allowances have changed during the financial year 2005:

	Balance
	at	Impact of	Additions		Deductions	Balance
	beginning	exchange	charged to	Realized	/other	at end
	of year	rates	expense	reserve	additions	of year
			(€ in millions)
Allowance for doubtful notes and receivables	37	2	1	(9)	4	35
Allowance for inventory obsolescence	57	4	6	(11)	(3)	53

Total	94	6	7	(20)	1	88

     For additional information on allowances, see also Note 3.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 26. Provisions
     Provisions consists of the following:

	As at December 31,
	2004			2005
	Non-			Non-
	current	Current	Total	current	Current	Total
	(€ in millions)			(€ in millions)
Warranty and guarantee liabilities	9	114	123	4	158	162
Accrued restructuring expenses (1)	14	27	41	15	10	25
Environmental and product liabilities	—	3	3	—	5	5
Other provisions	8	16	24	14	18	32

Total	31	160	191	33	191	224

(1)	For additional information on significant restructuring programs, see also Note 6.
          The provisions, including both non-current and current ones, have changed as follows during the financial year 2005:

	Balance at	Impact of	Additions		Reversal of	Balance
	beginning	exchange	charged to	Realized	reserve / other	at end
	of year	rates	expense	reserve	changes	of year
	(€ in millions)
Accrued restructuring expenses(1)	41	2	8	(21)	(5)	25
Environmental and product liabilities	3	0	2	(1)	1	5

Total	44	2	10	(22)	(4)	30

(1)	For additional information on significant restructuring programs, see also Note 6.
          Provisions, where the expected settlement date exceeds one year from the moment of their recognition, are discounted to their present value and adjusted in subsequent closings for the time effect.
     Accrued restructuring expenses
          The costs included in a provision for restructuring are costs that are either incremental and incurred as a direct result of the formal plan approved and committed by management, or are the result of a continuing contractual obligation with no continuing economic benefit to Metso or a penalty incurred to cancel the contractual obligation. Provision also includes other costs incurred as a result of the plan, such as environmental liabilities and costs to transfer operations to new locations.
     Environmental and product liabilities
          Metso accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. The amounts of accruals are adjusted later as further information develops or circumstances change. As at December 31, 2005, environmental liabilities amounted to €4 million. It included clean-up costs for soil and water contamination at various sites in the Unites States previously operated by Metso Minerals and clean-up costs for groundwater contamination at a site in Belgium previously owned by Metso Panelboard, part of Metso Ventures business area.
          Metso is occasionally involved in product liability claims typical for companies in comparable industries. As at December 31, 2005, product liabilities amounted to €1 million.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Warranty and guarantee liabilities
          The provisions for warranty and guarantee liabilities have changed as follows during the financial year 2005:

			Increase for	Increase for
	Balance at	Impact	current	previous		Balance
	beginning	of exchange	year’s	years’		at end
	of year	rates	deliveries	deliveries	Deductions(1)	of year
(€ in millions)
Warranty and guarantee provisions	123	13	68	41	(83)	162

(1)	Includes € 49 million of reversals and changes related to discontinued operations.
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
Note 27. Short-term debt
     Other interest bearing short-term debt consists of the following:

	As at December 31,
	2004		2005
		(€ in millions)
Loans from financial institutions	17		35
Other	14		–

Total	31		35

     The weighted average interest rate applicable to short-term borrowing at December 31, 2004 and 2005 was 3.8% and 4.8%, respectively.
     Metso had undrawn committed short-term credit facilities with banks totaling €100 million at December 31, 2005.
     Metso has established a short-term Euro Commercial Paper program of €150 million and a domestic commercial paper program amounting to €300 million. Both programs were unused as of December 31, 2004 and 2005.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 28. Trade and other payables
     Trade and other payables consists of the following:

	As at December 31,
	2004	2005
	(€ in millions)
Trade payables	561	575
Accrued interests	7	6
Accrued personnel costs	163	177
Accrued project costs	39	34
Short-term derivatives	—	39
Other	103	94

Total	873	925

Note 29. Post employment benefit obligations
     The companies within Metso have various pension schemes pursuant to local conditions and practices of the countries in which they operate. Some of these programs are defined benefit schemes with retirement, healthcare, death, jubilee and termination income benefits. The benefits are generally a function of years of employment and salary with Metso. The schemes are mostly funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso uses December 31 as measurement date for its defined benefit arrangements. The discount rates applied are based on yields available on high quality (“AA” rated) corporate bonds. If such reference is not available, the rates are based on government bond yields as of the balance sheet date. The terms of corporate and government bonds are consistent with the currency and the estimated term of the pension obligations.
The amounts recognized as of December 31 in the balance sheet are following:

	Year ended December 31,
					Other post
	Pension benefits,		Pension benefits,		-employment
	domestic		foreign		benefits
	2004	2005	2004	2005	2004	2005
	(€ in millions)

Present value of funded obligations	(14)	(11)	(226)	(291)	—	—
Fair value of plan assets	10	8	171	226	—	—

	(4)	(3)	(55)	(65)	—	—

Present value of unfunded obligations	(5)	—	(75)	(82)	(34)	(44)
Unrecognized surplus	—	—	—	(3)	—	—
Unrecognized asset	—	—	(2)	—	—	—
Unrecognized actuarial (gains) losses	(1)	2	10	36	(1)	4
Unrecognized past service costs (credit)	—	(2)	—	—	(1)	—

Net liability recognized	(10)	(3)	(122)	(114)	(36)	(40)

Amounts in the balance sheet:
Liabilities	10	3	122	115	36	40
Assets	—	—	0	1	—	—

Net liability recognized	10	3	122	114	36	40

METSO
Notes to Consolidated Financial Statements — (Continued)
     As of December 31, 2004, the post employment benefit obligations, reported in the balance sheet, amounted to €171 million and included €3 million of other pension arrangements, which did not qualify as defined benefit arrangements under IAS 19.
     Movements in the net liability recognized in the balance sheet are as follows:

			Foreign pension and other
	Pension benefits, domestic		post-employment benefits
	2004	2005	2004	2005
		(€ in millions)
Net liability at beginning of year	86	10	167	158
Liability for new plans covered	4	(1)	4	0
Net expense recognized in the income statement	(75)	(2)	3	10
Contributions	(5)	(4)	(13)	(22)
Translation difference	—	—	(3)	8

Net liability at end of year	10	3	158	154

     The major categories of plan assets as a percentage of total plan assets as at December 31 are as follows:

	2004	2005
Equity securities	52%	50%
Bonds	45%	45%
Other	3%	5%
     The amounts recognized in the income statement were as follows:

					Other post-
	Pension benefits,		Pension benefits,		employment
	domestic		foreign		benefits
	2004	2005	2004	2005	2004	2005
			(€ in millions)
Service cost	9	2	5	5	1	1
Interest cost	5	1	17	18	2	2
Expected return on plan assets	0	(1)	(13)	(15)	—	—
Amortization — Past service costs	(7)	(1)	0	0	—	—
Net actuarial (gain) loss recognized in year	(1)	—	2	0	0	0
Immediate recognition due to asset ceiling	—	—	—	1	—	—
Losses (gains) on immediate settlements	(81)	(3)	(11)	(2)	—	—

Expense (income) recognized in income statement	(75)	(2)	0	7	3	3

Actual return (loss) on plan assets	1	(2)	16	20	—	—

METSO
Notes to Consolidated Financial Statements — (Continued)
     The changes in the value of the defined benefit obligation are as follows:

					Other post-
	Pension benefits,		Pension benefits,		employment
	domestic		foreign		benefits
	2004	2005	2004	2005	2004	2005
			(€ in millions)
Defined benefit obligation at beginning of year	86	19	294	301	39	34
Service cost	9	2	5	5	1	1
Interest cost	5	1	17	18	2	2
Actuarial (gains) losses	(10)	(1)	18	30	(2)	5
Losses (gains) on curtailment	(72)	(3)	(12)	(2)	—	—
Plan participant contributions	—	—	0	1	(1)	0
Past service cost	(7)	(3)	1	0	—	—
Increase in coverage	11	—	6	7	—	—
Settlements	—	0	—	0	—	—
Translation differences	—	—	(11)	30	(2)	5
Benefits paid	(3)	(4)	(17)	(17)	(3)	(3)

Defined benefit obligation at end of year	19	11	301	373	34	44

     The changes in the fair value of the plan assets during the year are as follows:

			Foreign pension and other
	Pension benefits, domestic		post-employment benefits
	2004	2005	2004	2005
		(€ in millions)
Fair value of assets at beginning of year	0	10	166	171
Adjustments for new plans covered	7	—	2	7
Actual return on plan assets	1	(2)	16	20
Plan participant contributions	—	—	1	1
Employer contributions	5	4	13	22
Benefits paid	(3)	(4)	(20)	(20)
Translation differences	—	—	(7)	25

Fair value of assets at end of year	10	8	171	226

     The principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	Domestic		Foreign
	2004	2005	2004	2005
	%	%	%	%
Benefit obligation: discount rate	5.00	4.50	5.74	5.05
Benefit obligation: rate of compensation increase	3.07	3.77	3.68	3.39
Benefit obligation: rate of pension increase	2.30	2.10	0.91	0.89
Expense in income statement: discount rate	5.25	5.00	6.04	5.74
Expense in income statement: rate of compensation increase	3.07	3.07	3.68	3.68
Expense in income statement: expected return on plan assets	5.40	5.40	7.82	7.64
Expense in income statement: rate of pension increase	n/a	2.30	n/a	0.91
     The expected contributions in 2006 shall amount to €1 million to domestic plans and €21 million to foreign plans.

METSO
Notes to Consolidated Financial Statements — (Continued)
     An increase of one percentage point in the assumed health care cost trend would increase the accumulated post-employment benefit obligation by €3 million at December 31, 2005. It would increase the sum of the service and interest cost by €0.2 million for 2005. A decrease of one percentage point in the assumed health care cost trend would decrease the accumulated post-employment benefit obligation by €2 million at December 31, 2005. It would decrease the sum of the service and interest cost by €0.2 million for 2005. The health care cost trend during the next five years is expected to fall from 10% to 5%.
Note 30. Mortgages and contingent liabilities
     Mortgages and contingent liabilities consist of the following:

	As at December 31,
	2004	2005
	(€ in millions)
On own behalf
Mortgages	4	5
Pledged assets	4	0

On behalf of associated companies
Guarantees	—	—

On behalf of others
Guarantees	9	5

Other commitments
Repurchase commitments	7	6
Other contingencies	8	6

Total	32	22

     The mortgages given as security for own commitments relate to industrial real estate. The mortgage amount on corporate debt has been calculated as the amount of corresponding loans. The nominal value of the mortgages at December 31, 2005 was €1 million higher than the amount of the corresponding loans.
     Guarantees on behalf of others include guarantees given on behalf of sold businesses amounting to €6 million and €3 million as of December 31, 2004 and 2005, respectively. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.
     The repurchase commitments represent engagements whereby Metso guarantees specified trade-in values for products sold to customers and third parties. The amounts in the above schedule comprise the agreed value in full of each repurchase commitment.
     Metso Corporation has guaranteed obligations arising in the ordinary course of business of many of its subsidiaries up to a maximum of €597 million and €569 million as of December 31, 2004 and 2005, respectively.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 31. Lease Contracts
     Metso leases offices, manufacturing and warehouse space under various non-cancellable leases. Certain contracts contain renewal options for various periods of time.
     Minimum annual rentals for leases in effect at December 31 are shown in the table below:

	2004	2005	2004	2005
	Operating leases		Finance leases
	(€ in millions)		(€ in millions)
Less than 1 year	40	37	5	4
1–2 years	27	28	5	4
2–3 years	20	19	4	4
3–4 years	14	14	3	3
4–5 years	11	12	3	3
Over 5 years	21	15	9	8

Total minimum lease payments	133	125	29	26

Future financial expenses			(4)	(5)

Total net present value of finance leases			25	21

     Net present value of annual rentals for finance leases in effect at December 31 are shown in the table below:

	2004	2005
	(€ in millions)
Less than 1 year	5	3
1–2 years	4	3
2–3 years	4	3
3–4 years	2	3
4–5 years	2	2
Over 5 years	8	7

Total net present value of finance leases	25	21

     Total rental expenses amounted to €42 million and €30 million in the years ended December 31, 2004 and 2005, respectively.
     Annual repayments of principal are presented in the maturities of long-term debt, see Note 24.
Future lease payments for empty premises
     Due to reorganization of production and sales activities, Metso has, from time to time, empty leased premises with non-cancellable rental engagements. A cost reserve for the remaining lease period is made when it is probable that economically realistic sub-lease or early termination arrangements cannot be negotiated. The cost accrual is based on discounted future lease payments adjusted for expected sub-lease income. Metso has recognized an accrual for duplicate lease costs, and the remaining reserve amounted to €4 million and €3 million as of December 31, 2004 and 2005, respectively.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 32. Derivative financial instruments
     Notional amounts and fair values of derivative financial instruments as at December 31 were as follows:

	2004		2005
		Fair		Fair		Fair
	Notional	value,	Notional	value,	Fair value,	value,
	amount	net	amount	assets	liabilities	net
			(€ in millions)
Forward exchange contracts	1,770	18	1,159	7	39	(32)
Cross-currency swaps	2	0	2	0	0	0
Currency swaps	73	(8)	1	0	0	0
Interest rate swaps	188	(4)	183	0	4	(4)
Interest rate futures contracts	10	0	20	0	0	0
Option agreements	26	0	27	0	0	0
Electricity forward contracts (1)	329	(1)	354	2	0	2

Total		5		9	43	(34)

(1)	Notional amount GWh
     The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
     Derivative financial instruments recognized in balance sheets as at December 31 are presented below:

	2004(1)	2005
	Net	Assets	Liabilities
	(€ in millions)
Interest rate swaps — cash flow hedges	—	—	4
Interest rate swaps — fair value hedges	—	—	0
Interest rate swaps — non-qualifying hedges	(12)	—	—

	(12)	—	4

Forward exchange contracts — cash flow hedges	—	2	21
Forward exchange contracts — net investment hedge	—	1	11
Forward exchange contracts — non-qualifying hedges	18	4	7

	18	7	39

Currency swaps — non-qualifying hedges	—	—	—
Electricity forward contracts — non-qualifying hedges	(1)	2	—
Options — non-qualifying hedges	—	—	—

Total derivatives	5	9	43

(1)	All the derivatives outstanding as at December 31, 2004, have been presented as non-qualifying hedges, although they were qualifying hedges under FAS, since the hedge accounting criteria under IAS 39 has been applied only from January 1, 2005, onwards.
     In the year ended December 31, 2005, there was no ineffectiveness related the cash flow hedges, which would have resulted in an immediate recognition of an ineffective portion in the income statement.
     Metso has entered into long-term swap contracts to hedge its interest rate exposure. In 2004 interest rate swap contracts were accounted for using the accrual method. Metso enters into forward exchange contracts to manage its foreign exchange exposure related to firm commitments and anticipated revenues, net of expenses, denominated in foreign currencies other than the functional currency. In 2004 the unrealized gains and losses

METSO
Notes to Consolidated Financial Statements — (Continued)
(balance sheet fair values) of such hedges were deferred until the underlying transaction was recorded in the financial statements. Currency swap agreements have been revalued using the exchange rate prevailing at the balance sheet date. Electricity forward contracts have been recorded at maturity to match the underlying hedged transaction.
     As at December 31, 2005, the fixed interest rates of swaps varied from 4.8% to 6.3%. The main floating rates were Euribor and Libor.
     As at December 31, 2005, the maturities of financial derivatives are the following (expressed as notional amounts):

					2010
	2006	2007	2008	2009	and after
	(€ in millions)
Forward exchange contracts	1,067	89	3	—	—
Cross-currency swaps	—	2	—	—	—
Currency swaps	—	—	1	—	—
Interest rate swaps	40	—	—	45	98
Interest rate futures contracts	—	20	—	—	—
Option agreements	27	—	—	—	—
Electricity forward contracts (1)	177	128	49	—	—

(1)	Notional amount GWh
Note 33. The adoption of IAS 32 and IAS 39
     The effects of the adoption of IAS 32 and IAS 39 to the balance sheet are as following:

		Effect of
		adoption of IAS
	Dec 31, 2004	32 and 39	Jan 1, 2005
ASSETS	(€ in millions)
Non-current assets
Intangible assets	585	—	585
Property, plant and equipment	649	—	649
Financial assets	239	(19)	220

Total non-current assets	1,473	(19)	1,454

Current assets
Inventories	692	—	692
Receivables	1,033	13	1,046
Cash and cash equivalents	372	—	372

Total current assets	2,097	13	2,110

Assets held for sale	—	—	—

Total assets	3,570	(6)	3,564

METSO
Notes to Consolidated Financial Statements — (Continued)

		Effect of
		adoption of IAS
	Dec 31, 2004	32 and 39	Jan 1, 2005
SHAREHOLDERS’ EQUITY AND LIABILITIES	(€ in millions)
Equity
Share capital	232	—	232
Other shareholders’ equity	758	7	765
Minority interests	5	—	5

Total equity	995	7	1,002

Liabilities
Non-current liabilities	1,109	(22)	1,087
Current liabilities	1,466	9	1,475
Liabilities held for sale	—	—	—

Total liabilities	2,575	(13)	2,562

Total shareholders’ equity and liabilities	3,570	(6)	3,564

     Financial assets, -liabilities and derivative financial instruments that are used to hedge foreign currency, commodity prices and interest rate risks have been classified, measured and recorded in accordance with IAS 39 in the opening balance sheet as of January 1, 2005. Due to the introduction of IAS 39, the shareholders’ equity increased by €7 million, net of taxes, due to recognition of derivative financial instruments at fair value.
     In 2004, Metso entered into several transactions with existing lenders to exchange €344 million under its €1 billion Euro Medium Term Note Program for new bonds with lower interest rate and a longer term. As at December 31, 2004 Metso had capitalized €24 million of costs related to these transactions, of which non-current €23 million and current €1 million. In accordance with IAS 39 part of these exchanges were considered as extinguishment of the original debt resulting in €1 million reduction of unamortized transaction costs expensed directly through equity as of January 1, 2005. Under IFRS, interest bearing liabilities are initially recognized as proceeds received, net of transaction costs incurred. In subsequent periods, they are measured at amortized cost using the effective yield method. Transaction costs and all other premiums or discounts included in the effective interest rate calculation are amortized over the life of the bond.
     Shares, classified as equity investments available-for-sale, have been fair valued to the balance sheet as of January 1, 2005. Consequently, the value of listed shares increased by €2 million.
     Treasury stock of €1 million held by Metso has been deducted from the assets and shareholders’ equity as of January 1, 2005.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 34. Principal subsidiaries
     The following is a list of Metso’s principal subsidiaries ranked by external net sales. These companies accounted for 91 percent and 90 percent of total external net sales for the years ended December 31, 2004 and 2005, respectively.

		% of			Research
		external			and
	Country	net sales	Production	Sales	development
Metso Paper Oy	Finland	18.1	X	X	X
Metso Minerals Industries Inc.	USA	8.9	X	X
Metso Paper USA Inc.	USA	5.6	X	X	X
Metso Brazil Indústria e Comércio Ltda	Brasil	4.7	X	X
Metso Paper Sundsvall AB	Sweden	3.3	X	X	X
Metso Minerals (Australia) Ltd	Australia	3.3	X	X
Metso Automation USA Inc.	USA	3.1	X	X	X
Metso Minerals (France) SA	France	2.5	X	X
Metso Paper Ltd	Canada	2.3	X	X	X
Metso Paper Pori Oy	Finland	2.2	X	X	X
Metso Automation Oy	Finland	2.2	X	X	X
Metso Lindemann GmbH	Germany	1.9	X	X	X
Metso Paper Karlstad AB	Sweden	1.9	X	X
Valmet Automotive Oy	Finland	1.8	X		X
Metso Paper Valkeakoski Oy	Finland	1.7	X	X	X
Metso Minerals (Tampere) Oy	Finland	1.7	X
Metso Minerals (UK) Ltd	Great Britain	1.5	X	X	X
Metso Panelboard AB	Sweden	1.5		X	X
Metso Minerals (Johannesburg) (Pty) Ltd	South Africa	1.4	X	X
Metso Minerals (Canada) Ltd	Canada	1.2		X
Metso Minerals Espana SA	Spain	1.0		X
Metso Minerals (Chile) SA	Chile	1.0	X	X
Metso Minerals Canada Inc.	Canada	0.9	X	X
Metso Minerals (Germany) GmbH	Germany	0.8		X
Metso Endress+Hauser Oy	Finland	0.8		X
Metso Minerals (Kiruna) AB	Sweden	0.8		X
Metso Automation GmbH	Germany	0.7	X	X
Metso Minerals (Norway) A/S	Norway	0.7	X	X
Metso Automation S.A.S	France	0.7	X	X
Metso Minerals (Italy) SpA	Italy	0.7		X
Metso Minerals (Mexico) SA de CV	Mexico	0.6	X	X
Metso Panelboard Oy	Finland	0.6		X	X
Metso Automation Pte Ltd	Singapore	0.6		X
Metso Minerals (Sweden) AB	Sweden	0.6	X	X
Metso Paper GmbH	Germany	0.6	X	X
Metso Paper Como S.p.A	Italy	0.5	X	X
Metso Automation GesmbH	Austria	0.5	X	X
Metso Foundries Jyväskylä Oy	Finland	0.5	X
Metso Minerals (Austria) GmbH	Austria	0.5		X
Metso Paper (Thailand) Co. Ltd	Thailand	0.5	X	X
Metso Minerals (Sala) AB	Sweden	0.5	X	X	X
Metso Texas Shredder Inc.	USA	0.4	X	X
Metso Paper (China) Co. Ltd	China	0.4	X	X
Metso Minerals (India) Private Ltd	India	0.4	X	X
Metso Minerals (Belux) SA	Belgium	0.4	X	X
Metso Automation Max Controls Inc.	USA	0.4	X	X	X
Metso Minerals (Hong Kong) Ltd	China	0.4		X
Metso Minerals Systems AB	Sweden	0.4	X	X
Metso Automation Projects Oy	Finland	0.4	X	X
Metso — SHI Co. Ltd	Japan	0.4	X	X

METSO
Notes to Consolidated Financial Statements — (Continued)

		% of			Research
		external			and
	Country	net sales	Production	Sales	development
Metso Minerals (Finland) Oy	Finland	0.4	X	X
Metso Automation Canada Ltd.	Canada	0.4	X	X	X
Metso Automation AB	Sweden	0.4	X	X
Note 35. Business area and geographic information
Corporate structure
     Metso Corporation is a supplier of process industry machinery and systems, as well as know-how and aftermarket services. Metso’s business areas are global in scope with operations in over 50 countries. The principal production plants are located in Finland, Sweden, France, Italy, Germany, the United Kingdom, Canada, the United States, China, South Africa and Brazil.
     Our operations are currently organized into the following four business areas:
     · Metso Paper designs, develops and delivers pulp and paper machinery and equipment and complete production lines for the pulp and paper industry. Metso Paper also has substantial aftermarket operations. Starting from January 1, 2006 it operates under five business lines: Fiber, Paper and Board, Finishing, Tissue and Service. During the years 2004 and 2005, the operations were divided into four business lines: Fiber, Paper, Tissue and Board.
     · Metso Minerals designs, develops and manufactures equipment and total solutions, as well as aftermarket solutions for rock and minerals processing industries through its four business lines: Crushing and Screening, Minerals Processing, Wear Protection and Conveying as well as Recycling.
     · Metso Automation designs, develops and supplies both process automation and field solutions for automation and information management in selected process industries through its two business lines: Process Automation Systems and Field Systems. All Metso Automation operations in North America are conducted by a separate business unit.
     · Metso Ventures is comprised of Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive. Metso Panelboard develops and supplies complete production lines for the panelboard industry. Foundries manufacture castings for various engineering industry needs. Metso Powdermet develops machine parts based on powder metallurgy and other corresponding manufacturing techniques and advises Metso Corporation’s businesses in issues relating to material technology. Valmet Automotive is an independent contract manufacturer of specialty cars.
     · Corporate Office and other is comprised of the parent company and holding companies located in the United States and in Sweden as well as financial shared service centers in Finland and in Canada.
     Transfer pricing in intra-Metso transactions is primarily based on market prices. In some cases, cost-based prices are used, including a margin (cost plus method).
     The financial performance of the segments is measured through the ability to generate operating profit both in absolute figures and as percentage of net sales. Financial income and expenses, net, and income taxes are not divided to segments but included in the profit (loss) of Corporate Office and other. The treasury activities of Metso are coordinated and managed by the Corporate Treasury in order to utilize the cost efficiency benefits retained from pooling arrangements, financial risk management, bargaining power, cash management, and other measures. Tax planning aims at the minimization of Metso’s overall tax cost and it is based on the legal structure and the utilization of holding company structure as applicable.
     Segment assets comprise intangible assets, property, plant and equipment, investments in associated companies, available-for-sale equity investments, inventories and non-interest bearing operating assets and receivables. They exclude interest-bearing assets, including cash and cash equivalents, income tax receivables and deferred tax assets, which are included in the assets of Corporate Office and other.
     Segment liabilities comprise non-interest bearing operating liabilities and exclude income tax liabilities and deferred tax liabilities, which are included in the assets of Corporate Office and other.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Non-cash write-downs include write-offs made to the value of notes, receivables, and inventories and impairment and other write-offs recognized to reduce the value of intangible assets, property, plant and equipment and other assets.
     Gross capital expenditure comprises investments in intangible assets, property, plant and equipment, associated companies and available-for-sale equity investments including additions through business acquisitions.
     Information about Metso’s reportable segments as of and for the years ended December 31, 2004 and 2005 is shown in the following tables.

					Corporate
	Metso	Metso	Metso	Metso	Office and	Discontinued	Elimi-	Metso
	Paper	Minerals	Automation	Ventures	other	operations (4)	nations	total
2004	(€ in millions)
External net sales	1,550	1,365	493	194	—	—	—	3,602
Intra-Metso net sales	9	1	42	36	—	—	(88)	—

Net sales	1,559	1,366	535	230	—	—	(88)	3,602

Other operating income and expenses, net	(20.4)	0.4	(3.8)	(1.4)	14.6	—	—	(10.6)
Share in profits and losses of associated companies	3.7	0.3	0.5	(0.7)	—	—	—	3.8
Reversal of Finnish pension liability (1)	39.8	4.9	13.7	14.6	2.3	—	—	75.3
Operating profit(loss)	48.0	105.2	69.6	(6.2)	(17.1)	—	—	199.5
% of net sales	3.1	7.7	13.0	(2.7)	—	—	—	5.5

Depreciation and amortization	53	26	11	11	4	10	—	115
Gross capital expenditure (including business acquisitions)	33	24	6	16	14	6	—	99
Non-cash write-downs (2)	43	15	7	1	—	—	—	66

Intangible assets and property, plant and equipment	403	564	62	94	50	61	—	1,234
Investments in associated companies	12	1	3	1	—	—	—	17
Available-for-sale equity investments(3)	1	—	1	—	9	—	—	11
Inventories and other non-interest bearing assets	703	667	203	51	33	52	—	1,709
Interest bearing assets	—	—	—	—	440	—	—	440
Deferred tax assets	—	—	—	—	159	—	—	159

Total assets	1,119	1,232	269	146	691	113	—	3,570

Non-interest bearing liabilities	796	520	134	107	33	33		1,623
Interest bearing debt	—	—	—	—	935	—	—	935
Deferred tax liability	—	—	—	—	16	—	—	16

Total liabilities	796	520	134	107	984	33	—	2,574

Capital employed	323	712	135	39	642	80	—	1,931

Orders received	1,726	1,566	570	213	—	—	(86)	3,989
Order backlog	946	560	176	66	—	53	(43)	1,758

(1)	Reversal of Finnish pension liability (TEL) is included in operating profit (loss). See Note 7 for further information.

(2)	Other non-cash items recorded in Metso Paper include €15 million of bad debt expense related to Papiers Gaspésia and €10 million related to the 2004 restructuring program.

(3)	Corporate Office and other includes treasury stock of €1 million.

(4)	For more information on discontinued operations see Note 13.

METSO
Notes to Consolidated Financial Statements — (Continued)

					Corporate
	Metso	Metso	Metso	Metso	Office and	Discontinued	Elimi-	Metso
	Paper	Minerals	Automation	Ventures	other	operations	nations	total
2005	(€ in millions)
External net sales	1,692	1,733	545	251	—	—	—	4,221
Intra-Metso net sales	10	2	39	33	—	—	(84)	—

Net sales	1,702	1,735	584	284	—	—	(84)	4,221

Other operating income and expenses, net	(4.6)	6.7	(0.9)	3.4	7.4	—	—	12.0
Share in profits and losses of associated companies	2.3	0.2	0.5	(1.7)	—	—	—	1.3
Reversal of Finnish pension liability 1)	3.2	0.4	0.8	0.6	0.1	—	—	5.1
Operating profit (loss)	90.9	177.6	80.7	10.8	(25.0)	—	—	335.0
% of net sales	5.3	10.2	13.8	3.8	—	—	—	7.9

Depreciation and amortization	47	28	10	12	5	—	—	102
Gross capital expenditure (including business acquisitions)	34	55	11	15	6	—	—	121
Non-cash write-downs	10	5	3	0	2	—	—	20

Intangible assets and property, plant and equipment	379	592	66	97	44	—	—	1,178
Investments in associated companies	14	1	4	0	1	—	—	20
Available-for-sale equity investments	1	1	0	0	10	—	—	12
Inventories and other non-interest bearing assets	758	962	197	91	24	—	—	2,032
Interest bearing assets	—	—	—	—	499	—	—	499
Deferred tax assets	—	—	—	—	163	—	—	163

Total assets	1,152	1,556	267	188	741	—	—	3,904

Non-interest bearing liabilities	823	661	142	110	68	—	—	1,804
Interest bearing debt	—	—	—	—	788	—	—	788
Deferred tax liability	—	—	—	—	20	—	—	20

Total liabilities	823	661	142	110	876	—	—	2,612

Capital employed	329	895	125	78	653	—	—	2,080

Orders received	1,993	1,936	580	324	—	—	(88)	4,745
Order backlog	1,267	852	179	104	—	—	(52)	2,350

(1)	Reversal of Finnish pension liability (TEL) is included in operating profit (loss). See Note 7 for further information.
     Net sales to unaffiliated customers by destination:

		Other	Other		South and		Rest
		Nordic	European	North	Central	Asia-	of the		Metso
Year	Finland	countries	countries	America	America	Pacific	world	Eliminations	total
	(€ in millions)
2004	312	301	888	757	286	829	229	—	3,602
2005	352	484	1,064	889	485	735	212	—	4,221
     Metso’s exports including sales to unaffiliated customers and intra-group sales from Finland, by destinations:

	Other	Other		South and		Rest
	Nordic	European	North	Central	Asia-	of the
Year	countries	countries	America	America	Pacific	world	Total
	(€ in millions)
2004	210	420	141	75	526	23	1,395
2005	353	523	158	96	331	31	1,492

METSO
Notes to Consolidated Financial Statements — (Continued)
     Intangible assets and property, plant and equipment by location:

		Other	Other		South and		Rest
		Nordic	European	North	Central	Asia-	of the		Metso
Year	Finland	countries	countries	America	America	Pacific	world	Eliminations	total
	(€ in millions)
2004	429	529	36	169	22	40	9	—	1,234
2005	357	523	15	192	38	44	9	—	1,178
     Gross capital expenditure (excluding business acquisitions) by location:

		Other	Other		South and		Rest
		Nordic	European	North	Central	Asia-	of the		Metso
Year	Finland	countries	countries	America	America	Pacific	world	Eliminations	total
	(€ in millions)
2004	54	10	11	9	8	4	1	—	97
2005	49	9	13	15	14	5	2	—	107
Note 36. Transition to IFRS reporting
     Metso adopted the International Financial Reporting Standards (IFRS) on January 1, 2005. The opening balance sheet as of January 1, 2004 and the comparison figures for the year ended December 31, 2004 have been converted from Finnish Accounting Standards (FAS) to IFRS in compliance with the IFRS 1 ‘First-time adoption of IFRS’ applying certain exemptions from the requirements of IAS 19 ‘Employee benefits’ and IFRS 3 ‘Business combinations’.
Application of certain exemptions:
1. Presentation of comparative data
     As permitted by IFRS 1, Metso has presented for the year ending December 31, 2005, one year of comparative data for the consolidated statements of income, balance sheets, condensed consolidated statements of cash flows and shareholders’ equity.
2. Business combinations
     Metso has elected to apply the exemption allowing not to restate the business combinations made prior to the transition date in accordance with IFRS 3 ‘Business combinations’. Consequently, the Valmet-Rauma merger in 1999 remains as a pooling-of-interest under IFRS. IFRS 3 would have allowed Metso to recognize the merger as an acquisition of Rauma by Valmet. All acquisitions both before and after the merger have been presented in accordance with FAS.
3. Post employment benefit obligations
     Metso has elected the exemption to recognize the cumulative actuarial gains and losses of defined pension plans in the transition balance sheet. The 10 percent ‘corridor’ approach (as defined in IAS 19 Employee benefits) has been applied to actuarial gains and losses arising after the transition date. Had Metso applied IAS 19 retrospectively, the net pension liability as of January 1, 2004 would have included both unrecognized past service costs and actuarial gains and losses related to the defined pension plans.
4. Property, plant and equipment
     As of the transition date January 1, 2004 Metso has valued its property, plant and equipment at cost less depreciation and impairment. Under FAS, Metso had not made revaluations to its property, plant and equipment.

METSO
Notes to Consolidated Financial Statements — (Continued)
5. Intangible assets
     As of the transition date January 1, 2004 Metso has valued its intangible assets at cost less amortization and impairment. As of the transition date, Metso did not hold intangible assets, which would qualify for derecognition under IAS 38 ‘Intangible Assets’ or another standard of IFRS.
6. Cumulative translation differences
     Metso has not applied the exemption option allowed by IFRS 1. Instead, Metso has continued the recognition of the cumulative translation differences unchanged under IFRS.
7. Share-based payments
     Metso has applied the transitional rules of IFRS 1 to the application of IFRS 2 ‘Share-based payment’ and has not applied IFRS 2 retrospectively. The impact of the retrospective application of the standard would have been immaterial.
8. Financial instruments (IAS 32, IAS 39) January 1 – December 31, 2004
     As permitted by the transition rules of IFRS 1, Metso has elected not to restate its comparative data for the year ended December 2004 in accordance with the requirements of IAS 32 ‘Financial instruments: disclosure and presentation’ and IAS 39 ‘Financial instruments: recognition and measurement’. The hedge accounting for financial assets and liabilities denominated in foreign currency, commodity prices and interest rate risk remain as reported under FAS for the year ended December 31, 2004.
     The treasury stock held by Metso as of January 1, 2004 and December 31, 2004 has not been deducted from the shareholders’ equity but presented as a separate line in the assets of the consolidated balance sheet under IFRS.
9. Insurance contracts
     Metso has applied the transitional rules of IFRS 1 in application of IFRS 4 ‘Insurance contracts’ and did not apply IFRS 4 retrospectively. The impact of the retrospective application of the standard would have been immaterial.
The main changes between FAS and IFRS and their impact are the following:
     The negative impact on shareholders’ equity resulting from change in accounting principles at transition date and at year-end 2004 was
€145 million and €62 million, respectively.
1. Accounting for goodwill (IFRS 3, IAS 36)
     IFRS requires goodwill and other intangible assets with indefinite useful life acquired in a business combination to be carried after initial recognition at cost less any accumulated impairment losses. Therefore, goodwill and other intangible assets with indefinite useful life are not to be amortized and instead must be tested for impairment annually.
     In accordance with FAS, the amortization of goodwill totaled €37 million and the amortization of other intangible assets with indefinite economic useful lives, as defined in IFRS, was €2 million for the year ended December 31, 2004.
2. Post employment benefit obligations (IAS 19)
     Under FAS, Metso has recognized pension expenses in accordance with local accounting practices in countries where Metso operates.
     Under FAS, the Finnish TEL (Employees’ pension plan) was regarded as a defined contribution plan. As of the transition date January 1, 2004, under IFRS, the disability portion of the TEL was considered as a defined benefit plan requiring the actuarial valuation of the liability.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Due to certain changes introduced in 2004, the Finnish TEL disability portion has been classified as defined contribution plan. Out of the transition date liability of €61 million, €57 million, net of taxes (€80 million before tax), was recorded as income in the last quarter of 2004. Of this income €75 million is reported under ‘Reversal of Finnish pension liability’ in the income statement. The remaining, €5 million, relate to divested Drives business and is reported separately from continuing operations under ‘Profit (loss) on discontinued operations, net of taxes’.
     The impact of foreign defined pension benefit plans at transition date on shareholders’ equity was €47 million, net of taxes.
3. Income taxes (IAS 12)
     Under FAS, a deferred tax asset on unused tax losses can be recognized if the management expects the entity to generate future taxable income. IAS 12 ‘Income taxes’ sets the criteria on the recognition of deferred tax asset arising from the carryforward of unused tax losses and of deductible temporary differences. When an entity has a history of recent losses, a deferred tax asset arising from unused tax losses can only be recognized if there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized.
     As of January 1, 2004, Metso has recognized, as a reduction of shareholders’ equity, a €48 million lower deferred tax asset arising mainly from temporary differences and unused tax losses carried forward by its operations in the United States. Due to this as of December 31, 2004, the deferred tax asset under IFRS was €42 million lower than under FAS.
4. Recognition of liabilities related to restructuring measures
     Under FAS, costs related to restructuring measures are recognized when the management has announced its decision to implement a restructuring plan. Under IFRS, the recognition of such costs can only take place when certain criteria have been met, e.g. employee termination benefits are only recognized when the representatives of employees or individual employees have been informed of the intended measures in detail and the related compensation packages can be reliably estimated.
     As of the transition date, the provision for restructuring measures under FAS was €77 million and under IFRS €37 million. As at December 31, 2004, the provisions were €31 million under FAS and €28 million under IFRS.
5. Revenue recognition (IAS 18)
     When recognizing a sale, IFRS requires considering whether substantially all the risks and rewards have been transferred to the buyer. If the seller retains substantial risks, as in the case of certain repurchase commitments, the sale is classified as a lease.
     Due to the recognition of the previous years’ cumulative effect in the transition date balance sheet, the observance of repurchase commitments under IFRS rules increased Metso’s net sales by €23 million in 2004.
6. Nonrecurring operating income and expenses
     Costs relating to restructuring measures and other nonrecurring items have been reported as nonrecurring income and expenses under FAS. Under IFRS Metso will report such items in other operating income and expenses, apart from loss on disposal of discontinued operations, which is reported separate from continuing operations.
7. Capitalization of development costs (IAS 38)
     Under FAS, research and development costs are recognized as annual expenses. Under IFRS, an intangible asset generated through development activity is capitalized once the capitalization criteria are met and amortized during its expected economic life.

METSO
Notes to Consolidated Financial Statements — (Continued)
     In accordance with IFRS, Metso has capitalized development costs of €2 million to the balance sheet as of December 31, 2004.
8. Provisions (IAS 37)
     Under IAS 37 ‘Provisions, contingent liabilities and contingent assets’ a provision is recognized when there is a present obligation, which arises from past events and the settlement of which is expected to result in an outflow of financial resources.
     The difference between the fair value of a minority ownership in Valmet Automotive and repurchase price commitment given to the minority owner has been recognized as a provision, €5 million, in the transition date balance sheet as of January 1, 2004. Under FAS, Metso had recognized the amount in the income statement for the year ended December 31, 2004, when the loss had become definitive.
9. Cash and cash equivalents
     Cash and cash equivalents consist of cash in banks and other liquid investments with an original maturity of ninety days or less.
     Certain financial investments in the amount of €47 million not meeting the criteria of cash and cash equivalents under IFRS have been reclassified from cash and cash equivalents under FAS into current available-for-sale financial assets. Under IFRS, cash and cash equivalents as at December 31, 2004 amounted to €372 million.
10. Net interest bearing liabilities
     Certain foreign pension liabilities amounting to €35 million as at January 1, 2004 and as at December 31, 2004 have, under FAS, been included in pension loans and other interest bearing long-term loans. Under IFRS these amounts have been reclassified as post employment benefit obligations which are non-interest bearing liabilities.
     Certain pension related assets have also been reclassified from long-term interest bearing receivables by offsetting them against post employment benefit obligations. The amounts of such reclassifications were €2 million as at January 1, 2004 and as at December 31, 2004.
     Metso’s gearing, as at December 31, 2004 after the reclassifications was 49.7% compared to 50.0% under FAS.
11. Non-current assets held for sale and discontinued operations (IFRS 5)
     In accordance with IFRS, profit or loss on discontinued operations net of taxes and the gain or loss on their disposal shall be presented in the income statement separate from the continuing operations and the qualifying assets and liabilities will be presented separate in the balance sheet. Intangible assets and property, plant and equipment available for sale are not subject to amortization or depreciation.
     Metso reported Converting Equipment, Compaction and Paving business line (Dynapac) and Drilling business line (Reedrill) as Discontinued operations in 2004. After an agreement on the sale of Metso Drives was signed in April 2005, it was transferred to Discontinued operations. Consequently, the income statement of Metso Drives was separated from Metso’s continuing businesses and the profit, net of taxes, was presented in Discontinued operations.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Reconciliation of the consolidated statements of income

	Year ended December 31,
		Effect of
	FAS	transition to	IFRS
	1-12/2004	IFRS	1-12/2004
	(€ in millions)
Net sales	3,976	(374)	3,602

Cost of goods sold	(2,959)	286	(2,673)

Gross profit	1,017	(88)	929

Selling, general and administrative expenses	(844)	46	(798)
Nonrecurring operating income and expenses, net	(25)	25	—
Other operating income and expenses, net	—	(11)	(11)
Share in profits and losses of associated companies	—	4	4
Reversal of Finnish pension liability	—	75	75
Amortization of goodwill	(37)	37	—

Operating profit	111	88	199

Financial income and expenses, net	(62)	3	(59)

Profit on continuing operations before taxes	49	91	140

Income taxes on continuing operations	21	(3)	18

Profit on continuing operations before taxes	70	88	158

Profit (loss) on discontinued operations, net of taxes	—	(14)	(14)

Profit	70	74	144

Profit attributable to minority interests	1	—	1

Profit attributable to equity shareholders	69	74	143

Profit	70	74	144

Earnings per share from continuing operations
Basic, €	n/a	n/a	1.16
Diluted, €	n/a	n/a	1.16

Loss per share from discontinued operations
Basic, €	n/a	n/a	(0.11)
Diluted, €	n/a	n/a	(0.11)

Earnings per share from continuing and discontinued operations
Basic, €	0.51	0.54	1.05
Diluted, €	0.51	0.54	1.05

METSO
Notes to Consolidated Financial Statements — (Continued)
Reconciliation of consolidated balance sheets

	FAS	Effect of	IFRS	FAS	Effect of	IFRS
	Jan 1,	transition	Jan 1,	Dec 31,	transition	Dec 31,
ASSETS	2004	to IFRS	2004	2004	to IFRS	2004
	(€ in millions)
Non-current assets
Intangible assets
Goodwill	623	(128)	495	458	33	491
Other intangible assets	137	(40)	97	104	(10)	94

	760	(168)	592	562	23	585

Property, plant and equipment
Land and water areas	80	(5)	75	65	5	70
Buildings and structures	329	(46)	283	257	(4)	253
Machinery and equipment	364	(24)	340	300	7	307
Assets under construction	37	—	37	19	—	19

	810	(75)	735	641	8	649

Financial and other assets
Investments in associated companies	15	—	15	17	—	17
Available-for-sale equity investments	29	—	29	10	—	10
Treasury stock	1	—	1	1	—	1
Loan and other interest bearing receivables	20	(6)	14	17	(5)	12
Available-for-sale financial assets	—	8	8	—	3	3
Deferred tax asset	—	130	130	—	159	159
Other non-current assets	29	(13)	16	48	(11)	37

	94	119	213	93	146	239

Total non-current assets	1,664	(124)	1,540	1,296	177	1,473

Current assets
Inventories	743	(114)	629	687	5	692

Receivables
Trade and other receivables	862	(80)	782	792	(26)	766
Costs and earnings of projects under construction in excess of advance billings	269	(57)	212	191	(1)	190
Loan and other interest bearing receivables	10	—	10	6	(4)	2
Available-for-sale financial assets	—	—	—	—	51	51
Tax receivables	145	(145)	—	187	(163)	24

	1,286	(282)	1,004	1,176	(143)	1,033

Cash and cash equivalents	130	(1)	129	419	(47)	372

Total current assets	2,159	(397)	1,762	2,282	(185)	2,097

Assets held for sale	—	513	513	—	—	—

Total assets	3,823	(8)	3,815	3,578	(8)	3,570

METSO
Notes to Consolidated Financial Statements — (Continued)

	FAS	Effect of	IFRS	FAS	Effect of	IFRS
SHAREHOLDERS’ EQUITY AND	Jan 1,	transition	Jan 1,	Dec 31,	transition	Dec 31,
LIABILITIES	2004	to IFRS	2004	2004	to IFRS	2004
	(€ in millions)
Equity
Share capital	232	—	232	232	—	232
Share premium reserve	14	—	14	14	—	14
Cumulative translation adjustments	(76)	26	(50)	(80)	32	(48)
Fair value and other reserves	431	—	431	431	—	431
Retained earnings	423	(171)	252	455	(94)	361

Equity attributable to shareholders	1,024	(145)	879	1,052	(62)	990

Minority interests	6	—	6	5	—	5

Total equity	1,030	(145)	885	1,057	(62)	995

Liabilities
Non-current liabilities
Long-term debt	957	(29)	928	920	(35)	885
Post employment benefit obligations	—	253	253	—	171	171
Deferred tax liability	22	10	32	8	8	16
Provisions	—	31	31	—	31	31
Other long-term liabilities	139	(132)	7	128	(122)	6

Total non-current liabilities	1,118	133	1,251	1,056	53	1,109

Current liabilities
Current portion of long-term debt	17	(1)	16	19	—	19
Short-term debt	295	—	295	31	—	31
Trade and other payables	1,175	(370)	805	1,072	(199)	873
Provisions	—	198	198	—	160	160
Advances received	147	27	174	219	8	227
Billings in excess of cost and earnings of projects under construction	41	(12)	29	124	—	124
Tax liabilities	—	39	39	—	32	32

Total current liabilities	1,675	(119)	1,556	1,465	1	1,466

Liabilities held for sale	—	123	123	—	—	—

Total liabilities	2,793	137	2,930	2,521	54	2,575

Total shareholders’ equity and liabilities	3,823	(8)	3,815	3,578	(8)	3,570

Net interest bearing liabilities
Long-term interest bearing debt	957	(29)	928	920	(35)	885
Short-term interest bearing debt	312	(1)	311	51	(1)	50
Cash and cash equivalents	(130)	1	(129)	(419)	47	(372)
Other interest bearing assets	(30)	(2)	(32)	(23)	(45)	(68)

Total	1,109	(31)	1,078	529	(34)	495

METSO
Notes to Consolidated Financial Statements — (Continued)
Reconciliation of condensed consolidated statements of cash flows

		Effect of
	FAS	transition	IFRS
	1-12/2004	to IFRS	1-12/2004
	(€ in millions)
Cash flows from operating activities:
Profit	69	75	144
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	155	(40)	115
Change in provisions related to restructuring programs	(31)	20	(11)
Interests and dividend income	—	52	52
Income taxes	—	(4)	(4)
Other	7	(23)	(16)
Change in net working capital	62	1	63

Cash flows from operations	262	81	343

Interests paid and dividends received	—	(51)	(51)
Income taxes paid	—	(31)	(31)

Net cash provided by (used in) operating activities	262	(1)	261

Cash flows from investing activities:
Capital expenditures on fixed assets	(89)	—	(89)
Proceeds from sale of fixed assets	39	—	39
Business acquisitions, net of cash acquired	(2)	—	(2)
Proceeds from sale of businesses, net of cash sold	389	—	389
(Investments in) proceeds from sale of financial assets	27	(47)	(20)
Other	(5)	—	(5)

Net cash provided by (used in) investing activities	359	(47)	312

Cash flows from financing activities:
Dividends paid	(27)	—	(27)
Net funding	(294)	1	(293)
Other	(12)	—	(12)

Net cash provided by (used in) financing activities	(333)	1	(332)

Net increase (decrease) in cash and cash equivalents	288	(47)	241
Effect from changes in exchange rates	1	—	1
Cash and cash equivalents at beginning of period	130	—	130

Cash and cash equivalents at end of period	419	(47)	372

METSO
Notes to Consolidated Financial Statements — (Continued)
Reconciliation of statements of changes in shareholders’ equity:

		Share		Cumulative
	Share	premium	Legal	translation	Treasury	Other	Retained
	capital	reserve	reserve	differences	stock	reserves	earnings	Total
	(€ in millions)
January 1, 2004, FAS	232	14	228	(76)	1	202	423	1,024
Effect of transition to IFRS:
Efficiency improvement program of 2003	—	—	—	—	—	—	18	18
Deferred tax asset	—	—	—	26	—	—	(73)	(47)
Pensions	—	—	—	—	—	—	(108)	(108)
Other	—	—	—	—	—	—	(8)	(8)

January 1, 2004, IFRS	232	14	228	(50)	1	202	252	879

Dividends	—	—	—	—	—	—	(27)	(27)
Translation differences	—	—	—	(11)	—	—	—	(11)
Transfer of translation differences	—	—	—	8	—	—	(8)	—
Deferred tax asset	—	—	—	5	—	—	—	5
Other	—	—	—	—	—	—	1	1
Profit attributable to equity shareholders	—	—	—	—	—	—	143	143

December 31, 2004, IFRS	232	14	228	(48)	1	202	361	990

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 37. Lawsuits and claims
          Several lawsuits and claims based on various grounds, including product liability suits and product liability claims in the United States as well as normal risks of legal disputes concerning deliveries, are pending against Metso in various countries. However, management does not believe that the outcome of these actions, claims and disputes will have a material adverse effect on Metso in view of the grounds presented for the claims, provisions made, insurance coverage in force and the extent of Metso’s total business activities.
Pending asbestos litigation
          As of February 22, 2006, there had been a total of 380 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 58 are still pending and 322 cases have been closed. Of the closed cases, 32 were by summary judgment, 220 were dismissed, and 70 were settled. For the 70 cases settled the average compensation has been USD 499 per case. The outcome of the still pending cases is not expected to materially deviate from the outcome of the previous claims. Hence, management believes that the risk caused by the pending asbestos lawsuits and claims in the United States is not material in view of the extent of Metso’s total business operations.
Other claims
          Metso Panelboard Oy is the defendant in arbitration proceedings carried on in accordance with the ICC rules of arbitration in Singapore, in which Metso’s Chinese customer by the name of Sichuan Guodong Construction Co. Ltd. is claiming compensation on account of an alleged delay and alleged errors in the delivery of equipment for a chipboard line. The plaintiff’s total claim amounts to approximately €54 million, of which sum about €43 million concern indirect damages. In the opinion of Metso Panelboard Oy today, the claim is groundless in its entirety. The delivery agreement also contains a clause limiting indirect damages. Metso Panelboard has presented a counterclaim amounting to about €2.8 million in order to collect the last installment according to the agreement and to pay for additional work related to the delivery. A provision of €1.5 million has been established in consequence of the claim.
Note 38. New accounting standards
IFRS 7
          In August 2005, IASB issued IFRS 7 ‘Financial instruments: disclosures’, which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments for its financial position and performance. Metso does not expect the new disclosure requirements to have a material impact to its financial statements.
          Metso will apply the standard as well as related amendments of IAS 1 for the financial year beginning on January 1, 2007.
IAS 39
          In 2005, IASB issued two amendments to IAS 39 ‘Financial instruments: recognition and measurements’:
1)	Cash flow hedge accounting of forecast intra-group transactions’, which extends the application of hedge accounting to certain type of internal foreign currency denominated transactions provided these generate a currency risk, which is not eliminated in the consolidated financial statements.

METSO
Notes to Consolidated Financial Statements — (Continued)
2)	Fair value option’, which allows the designation of financial instruments at fair value through profit and loss under certain circumstances.
          Both amendments become applicable for financial years beginning on January 1, 2006, earlier adoption is permitted. Metso has applied the first amendment to its financial statements beginning on January 1, 2005. The second amendment is adopted in the financial year beginning on January 1, 2006. It is not expected to have a material impact to the financial statements of Metso.
Note 39. Events after balance sheet date
Acquisitions
          On February 8, 2006, Metso announced that a Letter of Intent has been signed with Aker Kvaerner to acquire all parts of Aker Kvaerner’s Pulping and Power business. The acquisition is subject to, among other things, completion of the due diligence process and signing of the final sale and purchase agreement. The parties aim to sign the final agreement by mid April, 2006. The final closing will require relevant regulatory approvals. The agreed cash and interest bearing debt free enterprise value is about €335 million, which is subject to closing adjustments.
          On February 13, 2006, Metso announced that Metso Paper has made an agreement to buy the entire share capital of Shanghai-Chenming Paper Machinery Co. Ltd, a Chinese manufacturer of paper machines. The company employs 630 persons, and its net sales in 2004 amounted to about €13 million. The finalization of the transaction is subject to approval by the Chinese authorities. The transaction value will be published after the finalization.
Metso’s corporate structure
          Metso’s Board of Directors has conducted a feasibility study regarding various alternative corporate structures, including the potential separation of Metso Minerals from the current Metso Corporation. On February 8, 2006, Metso announced that the Board of Directors has decided that the current structure of Metso will be kept intact.
          Structural evaluations are part of Metso’s continuous strategic planning and development, and the Board and the management will review the issue from time to time.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 40. Differences between International Financial Reporting Standards and U.S. GAAP
          Metso’s consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between IFRS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income (loss) and total shareholders’ equity as of and for the periods indicated. As detailed further below, the significant business combination of Valmet and Rauma, which took place in 1999, is accounted for as the pooling of interests under IFRS, but is accounted for using the purchase method under U.S. GAAP. This difference impacts the valuation of a number of financial statement accounts at the date of the combination. For presentation purposes in the following reconciliation, the “Business combination, net” item solely includes the impact of differences that arose using the purchase method under U.S. GAAP, except for the employee benefit liability related to the transaction, which is presented under f) Employee benefit plans. The other items reflect the post-combination differences between IFRS and U.S. GAAP. Certain amounts have been reclassified to conform to the current year presentation.

	Year ended December 31,
	2004	2005
Reconciliation of net income
Profit attributable to equity shareholders in accordance with IFRS	143	236
U.S. GAAP adjustments:
a) Business combination, net	(21)	(18)
b) Purchase accounting, net	(7)	(7)
c) Reversal of liabilities recognized in connection with a business combination	(3)	—
d) Capitalized development costs	(1)	(1)
e) Fair value of financial derivatives	3	(1)
f) Employee benefit plans	(91)	(17)
g) Restructuring costs	(7)	1
h) Net investment hedge	1	—
i) Fees on bond exchange	(2)	0
o) Discontinued operations	(41)	2
p) Miscellaneous items	1	0
q) Stock compensation	0	(1)
Deferred tax effect of U.S. GAAP adjustments	27	3

Net income in accordance with U.S. GAAP	2	197

Income from continuing operations	57	178

Discontinued operations:
Income from Discontinued operations, net of income tax expense tax expense of €5 million and tax expense of €0 million, respectively	17	1
Income (Loss) on disposal of Discontinued operations, net of income tax expense of €9 million and tax benefit of €0 million, respectively	(72)	18

Net income (loss) on Discontinued operations	(55)	19

Net income in accordance with U.S. GAAP	2	197

Basic and diluted earnings (loss) per share:
Continuing operations	0.42	1.27
Discontinued operations	(0.41)	0.14
Total basic and diluted earnings (loss) per share	0.01	1.41
Weighted average number of common shares outstanding under U.S. GAAP (in thousands):
Basic	136,190	139,639
Diluted	136,192	139,665

METSO
Notes to Consolidated Financial Statements — (Continued)

	As of December 31,
	2004	2005
	(€ in millions)
Reconciliation of shareholders’ equity
Equity attributable to shareholders in accordance with IFRS	990	1,285
U.S. GAAP adjustments:
a) Business combination, net	77	59
b) Purchase accounting, net	(23)	(30)
c) Reversal of liabilities recognized in connection with a business combination	(3)	(3)
d) Capitalized development costs	(1)	(2)
e) Fair value of financial derivatives	2	5
f) Employee benefit plans	(87)	(114)
g) Restructuring costs	(1)	—
i) Fees on bond exchange	(2)	(1)
j) Goodwill impairment	(44)	(44)
k) Amortization of goodwill	85	85
l) Treasury stock	(1)	—
m) Investments	2	—
n) Translation difference	(56)	(32)
o) Discontinued operations	2	—
p) Miscellaneous items	1	0
Deferred tax effect of U.S. GAAP adjustments	37	31

Shareholders’ equity in accordance with U.S. GAAP	978	1,239

a) Business combination, net
          In the transition to IFRS, Metso opted not to restate previous business combinations under IFRS 3 “Business combinations”, therefore the merger of Rauma and Valmet, which was consummated on July 1, 1999, remains accounted for by the pooling of interests method. The net income and shareholders’ equity of Rauma, existing prior to the consummation date, was pooled with the shareholders’ equity of Valmet.
          Under U.S. GAAP, the merger was accounted for as a purchase, with Valmet as the accounting acquirer. The total purchase consideration of Rauma was determined on the basis of the fair value of the transaction when the combination was announced on November 17, 1998.
          The impact of the adjustments on the reconciliation of net income and of the shareholders’ equity is as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Net income
Depreciation of buildings and structures	(5)	(5)
Depreciation of other tangible assets	(19)	(20)
Write down of fixed assets	(10)	—
Disposal of fixed assets	3	—
Deferred taxes	10	7

Total	(21)	(18)

METSO
Notes to Consolidated Financial Statements — (Continued)

	As of December 31,
	2004	2005
	(€ in millions)
Shareholders’ equity
Historical goodwill of Rauma	(15)	(15)
Land and water areas	1	1
Buildings and structures	67	62
Machinery and equipment	72	52
Current liabilities	(12)	(12)
Deferred taxes	(36)	(29)

Total	77	59

          An employee benefit liability of €24 million, net of taxes of €9 million was recorded upon acquisition. The amount has been included in section f) Employee benefit plans of Note 40.
          The following table presents the change in U.S. GAAP purchase accounting adjustments for the years ended December 31, 2004 and December 31, 2005, respectively:

	Opening		Accumulated	Closing
	balance	Decreases	depreciation	balance
		(€ in millions)
Year 2004:
Land and water areas	1	—	—	1
Buildings	92	(10)	(15)	67
Machinery and equipment	126	—	(54)	72

Total	219	(10)	(69)	140

Year 2005:
Land and water areas	1	—	—	1
Buildings	82	—	(20)	62
Machinery and equipment	126	—	(74)	52

Total	209	—	(94)	115

          In the year ended December 31, 2004, Metso reviewed the remaining economic life of certain fixed assets, which were acquired in the business combination in 1999. Because of the development in the production technology and of the refocus from in-house production to higher reliance on outsourced production, the remaining economic life for buildings has been reduced from 30 years down to a maximum of 15 years, and that of other tangible assets down to 5 years.

METSO
Notes to Consolidated Financial Statements — (Continued)
b) Purchase accounting, net
          In September 2001, Metso acquired Svedala Industri AB, a Swedish industrial group. The following table reflects the U.S. GAAP purchase accounting adjustments:

€ in millions
Goodwill	711
Land and buildings	34
Other tangible assets	15
Patents	7
Trademarks	58
Customer value	67
Order backlog	30
Inventories	10
Liability for pensions under FAS87 and FAS106	(28)
Deferred taxation on the above adjustments	(56)

Excess of purchase consideration over the net assets acquired	848

          The following table presents the change in U.S. GAAP purchase accounting adjustments, excluding goodwill and pensions, during the financial year 2005:

	Purchase				Purchase
	accounting				accounting
	adjustments at	Decreases/	Accumulated	Translation	adjustments at
	beginning of year	Increases	amortization	differences	end of year
	(€ in millions)
Brand names(1)	14	—	—	1	15
Customer value	57	—	(39)	3	21
Patents(1)	6	—	(3)	0	3
Land and water areas(1)	10	(1)	—	1	10
Buildings(1)	11	(3)	(2)	1	7
Other tangible assets(1)	10	4	(8)	0	6
Deferred taxes	(31)	0	15	(2)	(18)

Total	77	(0)	(37)	4	44

(1)	In the year of acquisition, Metso recorded following purchase accounting adjustments under IFRS (as gross values): €58 million for brands, €7 million for patents, €13 million for land and water areas, €21 million for buildings and €15 million for other tangible assets.
          The amortization periods of assets assigned from the excess of purchase consideration are:

Buildings	20 years
Other tangible assets	8 years
Patents	Average of 9 years and 5 months
Customer value	From 40 months to 80 months depending on the type of customer group
Order backlog and inventory	Average of 15 months

METSO
Notes to Consolidated Financial Statements — (Continued)
          The impact of these adjustments on the reconciliation of net income and shareholders’ equity, excluding the impact of result on Discontinued Operations and translation difference, between IFRS and U.S. GAAP for the Svedala acquisition are as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Difference between net income under IFRS and U.S. GAAP

Amortization of customer value under U.S. GAAP	(10)	(10)
Difference between amortization of other intangible assets	0	0
Deferred taxes	3	3

Total difference between net income for continuing operations under IFRS and U.S. GAAP	(7)	(7)

Difference of cumulative effect on shareholders’ equity between IFRS and U.S. GAAP after disposals	(23)	(30)

c) Reversal of liabilities recognized in connection with a business combination
          Under IFRS, a reversal of a liability for an exit plan, which has been recognized in the balance sheet of an acquired business, is recognized through the income statement of the acquirer.
          Under U.S. GAAP, in accordance with EITF 95-3 “Recognition of liabilities in connection with a purchase business combination” the reversal of a liability related to costs to exit an activity of the acquired company is recognized as a reduction of the acquisition cost. The goodwill arising from the acquisition is adjusted once the ultimate costs of the exit measures are realized.
d) Capitalized development costs
          Under IFRS, in accordance with IAS 38 “Intangible assets” certain internal development costs are capitalized when it can be demonstrated that they will generate probable future economic benefits to the company. In addition, it is required that the company has the intention and the resources to complete, use and obtain the benefits from an intangible asset. The internally generated intangible asset is amortized over its expected economic life.
          Under U.S. GAAP, research and development costs are expensed except when it can be demonstrated that they have an alternative use.
e) Fair value of financial derivatives
     2004
          As permitted by IFRS 1 “First-time adoption of International Financial Reporting Standards”, Metso applied the transitional rules, which allowed application of IAS 39 “Financial instruments: recognition and measurement” to financial statements beginning January 1, 2005. IAS 39 was not retrospectively applied to the financial statements for the period ended December 31, 2004.
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
          Prior to the application of IAS 39, Metso entered into forward exchange contracts to manage its foreign exchange exposure related to firm commitments and anticipated revenues denominated in foreign currencies other than the functional currencies. As permitted, Metso has deferred the unrealized gains and losses (balance

METSO
Notes to Consolidated Financial Statements — (Continued)
sheet date fair values) on such hedges until the underlying transaction has been recorded in the financial statements. Under U.S. GAAP, as Metso had not elected to apply hedge accounting, such unrealized gains and losses were included in the determination of net income, resulting in an income adjustment of €10 million, net of taxes for the year ended December 31, 2004. In 2005, under IFRS, Metso recognized the deferred gains in earnings, which had been previously recognized under U.S. GAAP, resulting in an adjustment, net of tax, to net income of €(8) million.
          Prior to the application of IAS 39, the Company was not required to bifurcate and fair value foreign currency embedded derivatives included in firm commitments. Under U.S. GAAP, firm commitments, in which the currency is not the functional currency of either counter-party, must be fair valued on the balance sheet with changes in fair values recorded through earnings. The recording of embedded derivatives, which arose from firm commitments as of December 31, 2004, at fair values, in Metso’s U.S. GAAP net income amounted to €(6) million, net of taxes for the year ended December 31, 2004.
          Metso has entered into long-term swap contracts to hedge its interest rate exposure. The Company accounted for the swap contracts using the accrual method. Under U.S. GAAP, swap contracts were fair valued and changes in fair values are included in the determination of net income resulting in a U.S. GAAP income adjustment of €(2) million, net of taxes for the year ended December 31, 2004. In 2005, deferred fair value changes, which were previously recognized in U.S. GAAP earnings, were classified either as fair value or cash flow hedges under IFRS.
          Metso’s risk management policy includes commodity forwards. In the year ended December 31, 2004 their designation and effectiveness testing did not meet hedge accounting criteria under U.S. GAAP and the changes in fair value are recognized through earnings. Their effect to Metso’s U.S. GAAP net income was €(0) million for the year ended December 31, 2004.
     2005
          Metso opted, in its transition to IFRS, to apply IAS 39 “Financial instruments: recognition and measurements” as of January 1, 2005. The hedge accounting criteria related to designation and documentation of derivatives as effective hedging instruments of underlying risk positions qualifying for hedge accounting under IFRS, qualified for hedge accounting also under U.S. GAAP.
          Under IAS 39, Metso is not required to bifurcate and fair value foreign currency embedded derivatives included in firm commitments if the contract currency is considered a commonly used currency in the economic environment in which the transaction takes place. The Company enters into forward exchange contracts to manage its foreign exchange exposure relating to the firm commitments (cash flow hedge accounting). Under U.S. GAAP, firm commitments, in which the currency is not the functional currency of either counter-party, must be bifurcated and fair valued on the balance sheet with changes in fair values recorded through earnings. The Company does not apply hedge accounting for these firm commitments as the bifurcation results in a natural offsetting hedge through net income. In the year ended December 31, 2005, Metso recognized in its U.S. GAAP net income, embedded derivatives at fair value, net of taxes, of €1 million. The net adjustment to U.S. GAAP income in 2005 amounted to €7 million, net of taxes, including the timing difference between U.S. GAAP and IFRS from previous years and the reversal of hedge reserves of €(3) million, net of taxes, relating to the firm commitments with embedded derivatives.
          Under IFRS, Metso designated a long term swap as a cash flow hedge as of January 1, 2005. Under U.S. GAAP, the swap was previously fair valued and recognized in earnings. The impact of the reversal of the hedge reserve under U.S. GAAP approximates €(2) million for the year ended December 31, 2005.

METSO
Notes to Consolidated Financial Statements — (Continued)
          The combined effect of these adjustments in Metso’s U.S. GAAP net income and shareholders’ equity for the years ended December 31, 2004 and 2005, respectively, is as follows:

	Gross	Tax	Net
	(€ in millions)
Changes in fair values recognized through 2004 U.S. GAAP earnings:
Continuing Operations	3	(1)	2
Discontinued Operations	(4)	1	(3)
Retained earnings difference as at December 31, 2004	2	(1)	1

Recognition of forwards at fair value in retained earnings under IFRS:	(3)	1	(2)
Changes in fair values recognized through 2005 U.S. GAAP earnings:
Continuing Operations	(1)	(0)	(1)
Reversal of hedge reserve	7	(2)	5
Retained earnings difference as at December 31, 2005	5	(2)	3

f) Employee benefit plans
     Pensions and other postretirement benefits
          The companies within Metso have various pension schemes pursuant to local conditions and practices of the countries in which they operate. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and of salary with Metso, and are usually coordinated with local national pensions. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso also maintains some multi employer pension arrangements, insured plans and defined contribution pension arrangements. Contributions to these plans amounted to approximately €84 million, and €77 million for years ended December 31, 2004 and 2005, respectively.
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
          At the transition to IFRS, the disability portion of the Finnish TEL (Employees’ pension plan) was considered as a defined benefit plan requiring an actuarial valuation of the liability. Under U.S. GAAP, the disability portion qualified equally as a defined benefit plan.
          Due to certain changes introduced in 2004, the disability portion of Finnish TEL is no longer regarded as a defined benefit plan. This change in classification resulted in a reversal of €57 million, net of taxes of €23 million, of TEL disability liability being recorded as non-recurring income in the last quarter of 2004.
          Other differences in the accounting for pensions between U.S. GAAP and IFRS result from asset ceiling recognized under IFRS, recognition of the additional minimum liability under U.S. GAAP, and timing of recognition of prior service cost.
          For its noninsured, employer-sponsored defined benefit pension schemes, net periodic benefit cost included in Metso’s net profit (loss) for the years ended December 31, 2004 and 2005, calculated in accordance with U.S. GAAP, includes the following components for companies subject to SFAS No. 87 and 106 recalculation:

METSO
Notes to Consolidated Financial Statements — (Continued)

			Pension and post-
	Pension benefits, domestic		retirement benefits, foreign
	2004	2005	2004	2005
	(€ in millions)		(€ in millions)
Service cost	9	10	6	6
Interest cost	6	5	19	20
Expected return on plan assets	(0)	(1)	(13)	(15)
Net amortization	(1)	(1)	2	3
Employee contributions	—	—	—	—

Net periodic benefit cost	14	13	14	14

Special adjustments:
SFAS No. 88 events	—	(6)	(11)	(2)
Other adjustment	4	—	7	—

Grand total net periodic benefit cost	18	7	10	12

          The following tables set forth the change in benefit obligation and the amounts, which would be recognized in Metso’s consolidated balance sheet in accordance with U.S. GAAP for the years ended December 31, 2004 and 2005:

			Pension and post-
	Pension benefits, domestic		retirement benefits, foreign
	2004	2005	2004	2005
	(€ in millions)		(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	102	104	335	335
Service cost	9	10	6	6
Interest cost	6	5	19	20
SFAS No. 88 events	—	(5)	(12)	(2)
Participant contributions	—	—	1	1
Amendments	(7)	(3)	(1)	0
Special termination benefits	—	—	—	—
Increase in coverage	11	—	6	6
Acquisitions	—	—	0	—
Actuarial loss (gain)	(12)	(38)	14	35
Benefits paid	(5)	(4)	(20)	(20)
Currency effect	—	—	(13)	35

Benefit obligation at end of year	104	69	335	416

METSO
Notes to Consolidated Financial Statements — (Continued)

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2004	2005	2004	2005
	(€ in millions)		(€ in millions)
Change in plan assets
Fair value of plan assets at beginning of year	0	10	167	169
Actuarial return on plan assets	1	(2)	16	20
Company contribution	7	4	13	22
FAS 88 events	—	—	—	—
Participant contribution	—	—	1	1
Other adjustment	—	—	(1)	—
Benefits paid	(5)	(4)	(20)	(20)
Increase in coverage	7	—	1	7
Currency effect	—	—	(8)	25

Fair value of plan assets at end of year	10	8	169	224

Funded status reconciliation
Funded status	(94)	(61)	(165)	(192)
Unrecognized transitional obligations (asset)	—	—	0	0
Unrecognized prior service cost	(12)	(13)	3	3
Unrecognized actuarial (gain) loss	1	(34)	45	79

Prepaid (accrued) benefit cost	(105)	(108)	(117)	(110)

     Under U.S. GAAP, an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent this amount is not covered by the net liability recognized in the balance sheet. For the years ended December 31, 2004 and 2005, an additional minimum liability of €35 million and €58 million was recognized, respectively.
     Amounts recognized in the statement of financial position consist of:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2004	2005	2004	2005
	(€ in millions)		(€ in millions)
Accrued employee benefit liability	(105)	(108)	(157)	(175)
Prepaid benefit cost	—	—	5	7
Intangible asset	—	—	4	5
Accumulated other comprehensive income	—	—	31	53

Net amount recognized	(105)	(108)	(117)	(110)

For plans where ABO exceeds assets:
ABO	81	56	260	324
PBO	97	68	311	342
Fair value of assets	4	8	143	193
     Weighted average assumptions used to determine the net periodic benefit cost for years ended December 31, 2004 and 2005 are as follows:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2004	2005	2004	2005
Discount rate	5.25%	5.00%	6.02%	5.71%
Rate of compensation increase	3.00%	3.22%	3.55%	3.68%
Rate of pension increase	—	2.30%	—	0.91%
Expected return on plan assets	—	5.40%	8.04%	7.64%

METSO
Notes to Consolidated Financial Statements — (Continued)
     The expected return on plan assets is set by reference to historical returns on the main asset classes, current market indicators such as long-term bond yields and the expected long-term strategic asset allocation of each plan.
     Weighted average assumptions used to determine the benefit obligations as of December 31 are as follows:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2004	2005	2004	2005
Discount rate	5.00%	4.50%	5.71%	5.05%
Rate of compensation increase	3.22%	3.77%	3.68%	3.39%
Rate of pension increase	2.30%	2.10%	0.91%	0.89%
     An increase of one percentage point in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by €3 million at December 31, 2005. It would increase the sum of the service and interest cost by €0.2 million for 2005. A decrease of one percentage point in the assumed health care cost trend would decrease the accumulated postretirement benefit obligation by €2 million at December 31, 2005. It would decrease the sum of the service and interest cost by €0.2 million for 2005. The health care cost trend during the next four years is expected to fall from ten percent to five percent by one percent per annum.
     In 2006, Metso expects to contribute €4 million to the Finnish TEL system for the disability and old age pension coverage and to the insured pension plans. At December 31, 2004 and 2005, the accumulated benefit obligation for domestic plans amounted to €86 million and €56 million, respectively.
     In 2006, Metso expects to contribute €21 million to the foreign pension plans. At December 31, 2004 and 2005, the accumulated benefit obligation for foreign plans amounted to €284 million and €353 million, respectively.
     The weighted-average plan asset allocations were following as of the balance sheet date:

Asset category	2004	2005
Equity securities	52%	50%
Bonds	45%	45%
Other	3%	5%
     The asset allocation for each plan is determined locally in conjunction with investment and actuarial advice, with reference to the plan’s liability profile and any local statutory requirements. The current allocation of assets is in line with the target allocation of assets.
     The estimated future benefit payments, which reflect expected future service, as appropriate, are following:

	Pension
	plans	Other plans
Year	(€ in millions)
2006	18	3
2007	18	4
2008	19	4
2009	19	3
2010	20	4
2011–2015	108	18

METSO
Notes to Consolidated Financial Statements — (Continued)
g) Restructuring costs
     2003 Restructuring program
     In June 2003, Metso announced an efficiency improvement program affecting all business areas. The program was designed to cut overhead costs aiming to achieve substantial cost savings. The plan included streamlining of sales and administrative organizations and closing down plants to reduce excess production capacity in the United States and in Europe. The personnel cuts have resulted in a reduction of some 2,000 persons both through involuntary terminations and through disposals and outsourcing solutions. The program, which amounted to €93 million, was finalized in 2004. The realized and accrued costs have been presented in detail in Note 6.
     Under U.S. GAAP, a liability for a cost associated with an exit or disposal activity is measured at fair value and recognized when the liability is incurred. These costs include, but are not limited to, one-time benefits provided to current employees, who are involuntarily terminated and costs to terminate contracts, other than capital leases. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period. Under IFRS, a provision for the full termination benefit cost is recognized in the period in which the Company becomes legally or constructively committed to a plan.
     The total cost of the program per reporting segment has been following:

(€ in millions)
Metso Paper	30
Metso Minerals	52
Metso Automation	6
Metso Ventures	5

Total cost of the program	93

     2004 Restructuring program
     In 2004, Metso decided on a program for renewal of Metso Paper’s business concept with the aim to streamline the cost structure. The main locations affected by the program are operations in Finland, Sweden and in North America. The measures included personnel reductions in production and administration, disposals of non-core sites and reorganization of the tissue business line. The program, which amounted to €31 million, was finalized in 2005.
     Cost accruals under U.S. GAAP for restructuring plans
     The table below illustrates the movements in the restructuring reserves for the two programs:

	As of December 31,
	2004	2005
	(€ in millions)
Balance as at January 1	30	27
Translation difference	(1)	1
Additions to current year reserves	52	4
Adjustments to prior year reserves	(0)	(1)
Amounts paid / charged to the reserve	(54)	(16)

Balance as at December 31	27	15

     Included in the balances above are amounts related to post-employment pension amounting to €10 million and €9 million at December 31, 2004 and 2005 respectively, which have been included in long-term liabilities as the payout of these obligations will not be completed within one year.

METSO
Notes to Consolidated Financial Statements — (Continued)
h) Net investment hedge
     Under IFRS, Metso applied hedge accounting for a forward exchange contract designated as a hedge of its net investments in foreign subsidiaries denominated in CAD and USD. The subsidiaries are owned by the parent company, which has the euro as its functional currency.
     Under U.S. GAAP, the hedge effectiveness criteria was not met as the change in the fair value of the hedging instrument was based on changes in CAD/USD spot exchange rates where as the translation adjustment arose between CAD and € and USD and €, respectively. As a result, the unrealized loss on the hedging instrument has been included in the determination of net income under U.S. GAAP for the year ended December 31, 2004.
     The forward was settled in 2004 and the difference in net income was eliminated after December 31, 2004.
i) Fees on bond exchange
     During 2004, Metso entered into several transactions with existing lenders to exchange €344 million of €500 million bonds issued under Euro Medium Term Note Program for new bonds with a lower interest rate and a longer term. As a result of these transactions Metso capitalized €23 million of premiums paid to existing lenders to reacquire the original bonds and €1 million of fees paid to third parties to execute these transactions. Metso also wrote off €1 million of unamortized costs relating to the original bonds.
     In the transition to IFRS, Metso started to apply IAS 39 “Financial instruments: recognition and measurement” as of January 1, 2005 and consequently expensed the previously capitalized premiums by €2 million to reflect the requirements under IFRS. The unamortized costs of €1 million, which had been written off in 2004, were reversed in the opening balance sheet as of January 1, 2005, as the exchange of bond did not qualify as extinguished under IFRS.
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
     In 2004, for U.S. GAAP purposes, some of the exchange transactions qualified as extinguishments of debt, while others qualified as modifications. For U.S. GAAP, €2 million of the €23 million of premiums paid to existing lenders was recorded as a loss on extinguishment of the bonds, as these bonds qualified as extinguished under U.S. GAAP. For the transactions, which the bonds qualified as modified under U.S. GAAP, the fees of €1 million paid to third parties were expensed and the €1 million of unamortized costs relating to the original bonds remained as an asset on the balance sheet.
     In the year ended December 31, 2005, the difference remaining between IFRS and U.S. GAAP concern the accounting of fees paid to third parties, which under IFRS are capitalized and amortized concurrently with the underlying debt arrangement whereas under U.S. GAAP, the fees have been expensed in 2004.
j) Goodwill impairment
     Under IFRS, the carrying value of goodwill for each business area is tested annually or, more frequently for impairment, if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value of the goodwill may not be recoverable. The testing of goodwill is performed at the cash generating unit level as a single step test. An impairment loss is recognized directly if the carrying value exceeds the higher of net selling price derived from market’s assessment of fair value or value in use based on a discounted cash-flow approach.

METSO
Notes to Consolidated Financial Statements — (Continued)
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
     U.S. GAAP requires the impairment test to be performed in two stages. If the first stage does not indicate that the carrying values of the reporting units exceed the fair values, the second stage is not required. In the opposite case, the company has to go through the second stage of the impairment test and compare the implied fair value of the reporting units’ goodwill to the corresponding carrying value of goodwill.
     In the years ended December 31, 2004 and 2005, respectively, Metso performed its annual impairment test and concluded that there were no indications of impairment.
     As a result of the impairment loss recognized in the year ended December 31, 2003, there is a permanent difference between the impairment loss recognized under IFRS and U.S. GAAP, which amounted to €44 million in the years ended December 31, 2004 and 2005.
k) Amortization of goodwill
     Under IFRS, goodwill was previously amortized over its estimated useful life. The amended IAS 38 “Intangible assets”, which became effective for Metso as of January 1, 2004, reclassified goodwill and certain other intangible assets, such as brand names, as intangible assets having indefinite economic life.
     Under U.S. GAAP, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization after January 1, 2002, with the exception of goodwill related to acquisitions between June 30, and December 31, 2001, which was never amortized.
     An analysis of goodwill by reporting segment under U.S. GAAP, is given below:

	Paper	Automation	Minerals	Ventures	Discontinued	Total
	(€ in millions)
2004:
As of January 1, 2004	73	24	319	8	143	567
Translation difference	(3)	(1)	(6)	1	—	(9)
Increases	1	0	—	—	—	1
Decreases	—	(0)	(4)	—	(135)	(139)

As of December 31, 2004	71	23	309	9	8	420

2005:
Translation difference	8	1	19	0	—	28
Increases	1	1	2	—	—	4
Decreases	—	—	—	—	(8)	(8)

As of December 31, 2005	80	25	330	9	—	444

METSO
Notes to Consolidated Financial Statements — (Continued)
l) Treasury stock
     Under IFRS 1, Metso applied the transitional rules which allowed application of IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” to financial statements beginning January 1, 2005. Prior to the transition to IAS 32, the treasury stock was presented within financial assets. Subsequent to the application of IAS 32, the treasury stock is reported as a deduction of shareholders’ equity as of December 31, 2005.
     Under U.S. GAAP, treasury stock is to be shown as a deduction of the consolidated shareholder’s equity and, consequently, €1 million at December 31, 2004, was deducted from the shareholders’ equity under U.S. GAAP.
m) Investments
     In the transition to IFRS, Metso applied certain exemptions related to IAS 39 “Financial instruments: recognition and measurement” and recognized the available-for-sale type investment at historical book values as of December 31, 2004.
     For U.S. GAAP purposes, all of Metso’s short-term and other long-term investments in debt securities and equity securities with a readily determinable market value are classified as “available-for-sale” and recorded at fair value with changes in unrealized appreciation recorded directly to shareholders’ equity, net of applicable deferred income taxes. As a result, Metso recognized €2 million as of December 31, 2004 as an adjustment to shareholders’ equity under U.S. GAAP.
     Available-for-sale investments in accordance with U.S. GAAP are summarized as follows:

		Gross	Gross
	U.S. GAAP	unrealized	unrealized	Market
	cost (1)	holding gains	holding losses	value
	(€ in millions)
December 31, 2004(2)	64	2	(0)	66
December 31, 2005	179	2	(0)	181

(1)	U.S. GAAP cost is comprised of the historical acquisition price.

(2)	Amounts previously classified as short-term investments have been reclassified to available-for-sale items in accordance with the classification applied under IFRS.
     The gain realized on disposal of available-for-sale securities was €3 million and €2 million for the years ended December 31, 2004 and 2005, respectively.
     Subsequent to the adoption of IAS 39 “Financial instruments: recognition and measurement”, there were no differences in the accounting for available-for-sale investments under U.S. GAAP and IFRS as of December 31, 2005.
n) Translation difference
     Under IFRS, the Company records certain purchase accounting adjustments related to foreign subsidiaries in euro, which is the functional currency of the Parent Company.
     Under U.S. GAAP, purchase accounting adjustments are recorded in the functional currency of the subsidiary to which they relate. As a result, currency translation differences have been recognized with respect to such purchase accounting adjustments. The translation difference is following:

METSO
Notes to Consolidated Financial Statements — (Continued)

	As of December 31,
	2004	2005
	(€ in millions)
Goodwill	(50)	(30)
Brand names	(2)	(1)
Customer value	(4)	(1)
Patents	(0)	(0)
Land and water areas	(1)	(1)
Buildings	(1)	(0)
Other tangible assets	(1)	(0)
Deferred taxes	3	1

Total	(56)	(32)

o) Discontinued operations
     In November 2002, Metso announced having signed a memorandum of understanding with a Swiss buyer Bobst Group SA to dispose of the Converting Equipment group, which manufactures equipment for the packaging industry. The transaction was closed on January 30, 2004.
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
     In April 2005, Metso completed the disposal of its industrial gears unit, Metso Drives, to a Finnish private equity investor, CapMan. Metso Drives was previously reported under Metso Ventures.
     Under U.S. GAAP, the Converting Equipment group, Compaction and Paving business line, Reedrill and Drives businesses meet the criteria of a component entity classified as held for sale under SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, and accordingly, income from continuing and Discontinued Operations has been presented separately and all prior period information have been restated to reflect such presentation.
     Certain income statement line items for the Discontinued operations are presented in the following table:

	Year ended December 31,
	2004	2005
	(€ in millions)
Net sales	394	26
Operating profit	24	1
Net income	17	1

METSO
Notes to Consolidated Financial Statements — (Continued)
     As of December 31, 2004, the main balance sheet items for the Discontinued operations were:

(€ in millions)
Fixed assets and long-term investments	65
Inventories	24
Other current assets	29

Total assets	118

Shareholders’ equity	16
Long-term liabilities	35
Short-term liabilities	67

Shareholders’ equity and liabilities	118

p) Miscellaneous items
     Miscellaneous items include items, which are individually and in the aggregate immaterial.
q) Stock compensation
     As permitted by the transitional rules of IFRS 1 “First time adoption of IFRS”, Metso applied IFRS 2 ‘Share based payment” to the financial statements as of January 1, 2004 to account for its stock option plans prospectively. The Company measured the compensation expense for the outstanding stock options at fair value by applying a Black-Scholes valuation model.
     Pursuant to SFAS No. 123 “Accounting for Stock Based compensation,” the Company has elected to account for its stock option plan under the intrinsic value method allowed by ABP Opinion 25 “Accounting for Stock Issued to Employees” and adopt only the disclosure provisions of SFAS No. 123. In 2004, Metso granted 100,000 2003A stock options to the President and chief executive officer of the Company which are variable options as the exercise price is not known until the exercise date. Under APB 25, the compensation expense for variable options must be remeasured at each balance sheet date. As of December 31, 2004, the compensation expense related to these options was not considered to be material under APB 25. Due to movement in the stock price and dividends paid in 2005, additional compensation expense relating to the options of €1 million was recognized under U.S. GAAP for the year ended December 31, 2005.
     Under SFAS No. 123, stock options are valued at grant date using the Black-Scholes valuation model and compensation costs are recognized ratably over the vesting period. Had compensation costs been determined as prescribed by SFAS No. 123, the Company’s pro forma net income and earnings per share would have been as follows:

	Year ended December 31,
	2004	2005
	(€ in millions)
Net income
as reported	2	197
Stock based compensation cost included in the determination of net income, net of taxes	—	1
Stock based compensation cost that would have been included in the determination of net income if the fair value method was used, net of taxes	(0)	(0)
Pro forma	2	198
Basic and diluted earnings (loss) per share
as reported	0.01	1.42
Pro forma	0.01	1.42

METSO
Notes to Consolidated Financial Statements — (Continued)
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
     No stock options under the 2003 Plan have been granted, apart from 100,000 2003A options granted on March 1, 2004 to the President and chief executive officer. Compensation costs recorded for this grant were considered to be immaterial in the year ended December 31, 2004. Due to a favorable development of the share price of Metso in 2005, the compensation cost cannot be considered immaterial, hence a compensation expense of €1 million has been recognized in the year ended December 31, 2005.
     Through various decisions by the Board of Directors the remaining number of options related to the year 2003 option program amounts to 300,000 as follows:

	2003A	2003C
Number of stock options	200,000	100,000

Subscription period	April 1, 2006 – April 30, 2009	April 1, 2008 – April 30, 2011

Share subscription price per stock option	The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2004 adjusted by dividends payable after January 1, 2004 but before the date of the share subscription. The subscription price as of December 31, 2005 was €10.10. The exercise price cannot be below par value.	The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2006 adjusted by dividends payable after January 1, 2006 but before the date of the share subscription. The exercise price cannot be below par value.

Subscription	One stock option gives the right to subscribe one share.
     If a subscriber of the options under the 2003 Plan ceases to be employed by or in the service of the Metso Group for any other reason than retirement or death before the beginning of the subscription period, such person is obligated without delay to offer to the Company free of charge the warrants for which the share subscription period had not begun at the last day of such person’s employment.
Share ownership plan for 2006-2008
     In December 2005, the Board of Directors approved a share ownership plan for the 2006 — 2008 strategy period. The plan forms part of the remuneration and commitment program for the management of Metso Corporation and its business areas, and it is targeted to approximately 50 managers.
     The purpose of the longer-term incentive plan is to support the meeting and exceeding of the financial targets set in the 2006 — 2008 strategy, which was approved by the Board of Directors in August 2005. The purpose is to commit the participants to Metso. The share ownership plan complements Metso’s existing annual incentive plans, which currently cover over 80 percent of Metso’s employees.
     The share ownership plan covers three earning periods, each of them lasting one calendar year, that is years 2006, 2007 and 2008. The Board of Directors has authorized the Metso Compensation Committee to decide on the distribution of the share-based incentives.

METSO
Notes to Consolidated Financial Statements — (Continued)
     The potential reward from the plan will be based on the operating profit of Metso Corporation and its business areas. The incentive will consist of both shares and cash, with cash dedicated to cover possible taxes and tax-related payments. Shares earned on the basis of the share ownership plan cannot be transferred within three years from the reward payment.
     The share ownership plan will cover a maximum total of 360,000 shares from treasury shares. Should the value of Metso’s share exceed €38, the number of grantable shares will be decreased in a corresponding ratio. Metso’s Board of Directors will decide during the first half of 2006 on the purchase of Metso’s own shares for the incentive plan.
     In February 2006, the Board of Directors granted the share ownership plan of 2006 to a total of 55 managers employed by Metso, including the Executive Team. The potential reward from the plan is based on the achieved operating profit of Metso Corporation and its business areas in 2006. The share ownership plan in 2006 will cover a maximum total of 120,000 shares from Metso’s treasury shares of which a maximum of 21,900 shares is allocated to the Metso Executive Team’s. Payment of the potential rewards from the earnings period 2006 will be done in March 2007 as a combination of shares and cash destined to cover taxes and tax-related payments due by the beneficiary of the plan.
     No other warrants or convertible bonds were outstanding as of December 31, 2005.
r) Additional disclosures
Consolidated statement of comprehensive income
     The Company has adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. The Company has chosen to present comprehensive income in accordance with IFRS and components of comprehensive income consist of the following:

	Year ended December 31,
	2004	2005
	(€ in millions)
Comprehensive income
Net income under IFRS	144	237

Other comprehensive income
Foreign currency translation adjustments	2	60
Hedging of net investment denominated in foreign currency, net of tax cost of €3million and tax benefit of €9 million, respectively	0	(21)
Available-for-sale investments, net of tax cost of €1 million	—	0
Cash flow hedge reserve, net of tax benefit of €5 million	—	(11)

Other comprehensive income	2	28

Comprehensive income	146	265

Deferred taxes
     Under IFRS, the balance sheet presentation of deferred taxes differs from the presentation requirements set forth in U.S. GAAP, see Note 11 for IFRS disclosure.
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

METSO
Notes to Consolidated Financial Statements — (Continued)

	As of December 31,
	2004	2005
	(€ in millions)
Non-current assets
Tax losses carried forward	210	172
Other	38	79
Valuation allowance	(106)	(91)

	142	160

Current assets
Inventory	19	24
Reserves	31	30
Accruals	32	30
Medical benefits	2	7
Other	3	4
Valuation allowance	(49)	(46)

	38	49

Current liabilities
Inventory	(0)	(5)
Inventory	0	—

	0	(5)

Non-current liabilities
Fixed assets	(4)	(5)
Purchase price adjustments	(40)	(57)
Tax allocation reserve	(0)	(0)
Other	(0)	(2)

	(44)	(64)

Deferred tax asset, net	136	140

Intangible assets
     Under IFRS, all intangible assets were previously amortized over their estimated useful life. The amended IAS 38 “Intangible assets”, which became effective for Metso as of January 1, 2004, reclassified certain intangible assets, such as brand names, as intangible assets having indefinite economic life.
     Under U.S. GAAP, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization after January 1, 2002, with the exception of goodwill and intangible assets with indefinite economic life related to acquisitions between June 30, and December 31, 2001, which were never amortized.

METSO
Notes to Consolidated Financial Statements — (Continued)
     An analysis of identifiable intangible assets under U.S. GAAP is given below:

			Other
	Brand	Customer	intangible
	Names	Value	assets		Total
	(€ in millions)
2004:
As of January 1, 2004	39	63	166		268
Translation difference	4	(0)	(1)		3
Additions	—	—	32		32
Decreases	(29)	(6)	(32)		(67)
Accumulated amortization expense	—	(30)	(80)		(110)

As of December 31, 2004	14	27	85	(1,2)	126

2005:
As of January 1, 2005	14	57	165		236
Translation difference	0	3	1		4
Additions	2	—	20		22
Decreases	—	—	(17)		(17)
Accumulated amortization expense	—	(39)	(87)		(126)

As of December 31, 2005	16	21	82	(1)	119

(1)	Includes patents and licenses for a net book value of €40 million and €40 million for the years ended December 31, 2004 and December 31, 2005, respectively

(2)	Includes reclassification between other intangibles assets and assets under construction of €7 million for the year ended December 31, 2004.
     Brand names have been designated as intangible assets with an indefinite life under U.S. GAAP and as such, have not been amortized.
     For the year ended December 31, 2005, the amortization expense of the other identifiable intangible assets subject to amortization was €25 million. The amortization expense is expected to amount to €25 million, €25 million, €20 million, €16 million and €16 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.
Securitization
     Metso has entered into various agreements with third party financial institutions to sell certain receivables with recourse. These agreements require periodic installments of principal and interest over periods of up to five years from inception, with interest rates based on market conditions. Metso has retained the servicing of substantially all of these contracts.
     The Swedish Export Credits Guarantee Board provides an export guarantee for the benefit of the Company covering 100% political risk and 80–85% of commercial risk on the receivables. Metso provides the buyer of the receivables with a guarantee to cover any non-payment by the customer not covered by the Swedish Export Credits Guarantee.
     Net receivables outstanding at December 31, 2004 and 2005 relating to finance contracts sold were €5 million and €4 million, respectively.
Customer tooling
     The fixed asset balance as of December 31, 2004 and 2005 includes €29 million and €35 million, respectively, related to amounts received from customers to invest in specific equipment to fulfill the contractual obligations to them. The amounts received have been recorded as a liability under advances received and are being amortized. As a result of the offsetting impact of the depreciation of such assets and amortization of amounts received, the net impact to the earnings under U.S. GAAP is zero.

METSO
Notes to Consolidated Financial Statements — (Continued)
Service revenues
     The service revenue, consisting solely of service such as repair and maintenance provided to customers and third parties, is less than 10 percent of Metso’s consolidated net sales in 2005. The aftermarket activity as defined in Metso comprises, but is not limited to spare and wear part sales, certain modernizations of customer equipment, performance testing and evaluation.
s) Classification differences
     Presentation of unamortized transaction costs for debt
     Under IFRS, long-term interest bearing liabilities are recognized at inception as proceeds received, net of transaction costs incurred.
     Under U.S. GAAP, transaction costs qualifying for capitalization are recognized as assets separate from the underlying liability.
t) Valuation and qualifying accounts
     Allowance for doubtful accounts for the two years ended December 31, 2004 and 2005 is set forth below:

	Balance at	Charged to			Balance at
	beginning	cost and			end
	of year	expenses	Deductions	Other(1)	of year
	(€ in millions)
2004	34	12	(4)	(5)	37
2005	37	1	(9)	6	35

(1)	Includes foreign currency translation effects.
     Allowances for inventory accounts for the two years ended December 31, 2004 and 2005 is set forth below:

	Balance at					Balance at
	beginning					end
	of year	Additions		Deductions	Other(2)	of year
	(€ in millions)
2004	67	10	(1)	(18)	(2)	57
2005	57	6		(11)	1	53

(1)	Excludes amounts recorded as direct write-off of inventories of €6 million for the year ended December 31, 2004.

(2)	Includes foreign currency translation effects.

METSO
Notes to Consolidated Financial Statements — (Continued)
     The valuation allowance for the deferred tax asset has been as follows:

	Balance at
	beginning of			Balance at
	year	Deduction	Increase	end of year
	(€ in millions)
2004
Valuation allowance	161	(28)	22	155

2005
Valuation allowance	155	(34)	16	137

METSO
Notes to Consolidated Financial Statements — (Continued)
u) New accounting standards
     In December 2004, the FASB issued FASB Statement No. 123 (Revised 2004), Share Based Payment (“SFAS 123R”), which replaces SFAS 123, Accounting for Stock Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In April 2005, the SEC released a final rule, ‘Amendment to rule 4-01(a) of Regulation S-X regarding the compliance date for Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment’, which delayed the implementation date of SFAS 123 R until the first annual period beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. During 2005, the FASB issued FSP FAS 123(R)-1, FSP FAS 123(R)-2 and FSP FAS 123 (R)-3, which provide additional considerations for companies transitioning to FAS 123(R) and practical application guidance. Metso is currently evaluating what impact the pronouncement will have on its consolidated financial statements.
     In March 2005, the FASB issued Financial Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations, which clarifies that the term ‘conditional asset retirement obligation’, as used in SFAS 143, refers to a legal obligation to perform asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of the fiscal years ending after December 15, 2005. Metso has determined the adoption of this pronouncement had an immaterial effect on the consolidated financial statements.
     In May 2005 the FASB published FAS 154 Accounting changes and error corrections as a replacement of APB Opinion No. 20 Accounting changes and FASB Statement No. 3 Reporting Accounting Changes in Interim Financial Statements, which has to be applied for financial years beginning on or after December 15, 2005. It requires a company to recognize changes in accounting principles retrospectively, instead of including the effect in net income of the period as was prescribed by APB Opinion No. 20. Metso will apply the standard to the financial year beginning on January 1, 2006. The adoption of the pronouncement is not expected to have a material effect on Metso’s consolidated financial statements.
     In November 2005, The FASB issued Staff Position Nos. (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The FSP provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. The FSP is effective for reporting periods beginning after December 15, 2005. The adoption of the pronouncement is not expected to have a material effect on Metso’s consolidated financial statements.