Form 20-F
period 2006-12-31
METSO CORP
filed 2007-03-14
CIK 1013626

As filed with the Securities and Exchange Commission on March 14, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2006
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of shares, nominal value €1.70 each, outstanding on December 31, 2006: 141,719,614
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
CURRENCY PRESENTATION
          We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. As used in this annual report:
•	“euro,” “€” or “EUR” means the lawful currency of the member states of the European Union (the “EU”) participating in the EU’s Economic and Monetary Union;

•	“U.S. dollar,” “U.S.$” or “USD” means the lawful currency of the United States of America;

•	“pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“Canadian dollar” or “CAD” means the lawful currency of Canada;

•	“South African rand” or “ZAR” means the lawful currency of the Republic of South Africa; and

•	“Swedish krona” or “SEK” means the lawful currency of the Kingdom of Sweden.
          Unless otherwise stated, euro amounts have been translated into U.S. dollars at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 29, 2006, which was €1.00 = U.S.$1.3197 (U.S.$1.00 = €0.7577). On March 13, 2007, the noon buying rate for the euro was €1.00 = U.S.$ 0.7576 (U.S.$1.00 = €1.3199).
FINANCIAL AND OTHER INFORMATION
          Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU (herein referred to as “IFRS”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). There are no differences between IFRS as applied by Metso, and IFRS as adopted by the International Accounting Standards Board (“IASB”). For a discussion of the principal differences between IFRS and U.S. GAAP, see Note 39 to our audited consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006, included elsewhere in this annual report. See also “Item 3. Key Information — Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects — Principal Differences between IFRS and U.S. GAAP.”
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
Item 2. Offer Statistics and Expected Timetable.
          Not applicable.
Item 3. Key Information.
Selected Financial Data
          Our consolidated financial statements are prepared in accordance with IFRS, as adopted by the EU, which differs in certain significant respects from U.S. GAAP. There are no differences between IFRS applied by Metso, and IFRS as adopted by IASB. Until December 31, 2004, our consolidated financial statements were prepared in accordance with the Finnish Generally Accepted Accounting Principles (“FAS” or “Finnish GAAP”). When preparing our first financial statements under IFRS for the year ended December 31, 2005, we adjusted certain accounting and valuation methods applicable under Finnish GAAP in order to comply with IFRS. The comparative figures for the year ended December 31, 2004 are reconciled to reflect these adjustments, except for certain exemptions as permitted by IFRS 1 “First time adoption of IFRS.” A reconciliation of IFRS to U.S. GAAP is set forth in Note 39 to our consolidated financial statements included elsewhere in this document. For a discussion of the principal differences between IFRS and U.S. GAAP, see also “Item 5. Operating and Financial Review and Prospects—Principal Differences between IFRS and U.S. GAAP.” Our shares are traded on the New York Stock Exchange in the form of American Depository Shares (“ADSs”). Each ADS represents one of our shares. Per share data has been translated into U.S. dollars per ADS where appropriate.
          The selected financial data set forth below is a summary derived from our consolidated financial statements and should be read together with our consolidated financial statements and the notes thereto.

	For the year ended December 31,
	2004	2005	2006
	EUR	EUR	EUR
	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in Accordance with IFRS
Net sales	3,602	4,221	4,955
Operating profit	199	335	457
Financial income and expenses, net	(59)	(43)	(36)

Profit on Continuing Operations before tax	140	292	421
Income taxes on Continuing Operations	18	(72)	(11)

Profit on Continuing Operations	158	220	410
Profit (loss) on Discontinued Operations, net of taxes	(14)	17	—

Profit	144	237	410

Profit attributable to minority interests	1	1	1

Profit attributable to equity shareholders	143	236	409

Profit	144	237	410

Earnings per share from Continuing Operations (1)
Basic	1.16	1.57	2.89
Diluted	1.16	1.57	2.89

Earnings per share from Discontinued Operations(1)
Basic	(0.11)	0.12	—
Diluted	(0.11)	0.12	—

(1)

	For the year ended December 31,
	2004	2005	2006
	EUR	EUR	EUR
	(in millions, except per share data)
Earnings per share from Continuing and Discontinued Operations (1)
Basic	1.05	1.69	2.89
Diluted	1.05	1.69	2.89

BALANCE SHEET DATA
Amounts in Accordance with IFRS
Total assets	3,570	3,904	4,958
Cash and cash equivalents	372	323	353
Net interest bearing liabilities	495	289	454
Equity attributable to shareholders	990	1,285	1,468

OTHER DATA
Amounts in Accordance with IFRS
Net cash provided by (used in) operating activities	261	164	442
Net cash provided by (used in) investing activities	312	(90)	(227)
Net cash provided by (used in) financing activities	(332)	(136)	(179)
Capital expenditures on fixed assets(2)	89	104	129
Cash dividends declared and paid per share (EUR )(3)	0.35	1.40	1.50
Cash dividends declared and paid per share (U.S.$)(3)(4)	0.47	1.66	1.98

	As of and for the year ended December 31,
	2002	2003	2004	2005	2006
	EUR	EUR	EUR	EUR	EUR
	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in Accordance with U.S. GAAP
Income (loss) from Continuing Operations	3	(196)	57	178	380
Income (loss) from Discontinued Operations	19	(39)	17	1	—
(Loss) Gain on disposal of Discontinued Operations	—	—	(72)	18	—

Profit (loss)	22	(235)	2	197	380

Basic and diluted earnings (loss) per share from Continuing Operations(1)	0.02	(1.44)	0.42	1.27	2.68
Basic and diluted earnings (loss) per share from Discontinued Operations(1)	0.14	(0.29)	(0.41)	0.14	2.68

BALANCE SHEET DATA
Amounts in Accordance with U.S. GAAP
Total assets	4,520	3,996	3,697	4,055	5,077
Long-term liabilities	1,334	1,256	1,231	990	1,013
Shareholders’ equity	1,326	998	978	1,239	1,402

(1)	The average numbers of shares used in calculating this amount were as follows:

	Number of shares issued	Number of diluted shares
Year ended December 31,	and outstanding	issued and outstanding

2002	136,189,704	136,189,704
2003	136,189,704	136,189,704
2004	136,189,704	136,192,037
2005	139,639,425	139,665,197
2006	141,580,759	141,600,424

(2)	Excluding business acquisitions.

(3)	Dividends are generally paid after the decision by the annual general meeting held in the year following the year for which they are attributed to. The dividend for the year ended December 31, 2006 is the proposal of our Board of Directors to the annual general meeting to be held on April 3, 2007.

(4)	Amounts in euro have been converted into U.S. dollars at the noon buying rate on December 29, 30 or 31, as the case may be, of the respective year solely for the reader’s convenience.

(2)

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
          The following tables set forth the noon buying rate for the euro for each of the previous five years, the period from the beginning of the year 2007 until the latest practicable date and for each of the last six months (expressed in euro per one U.S. dollar):
Euro per U.S. Dollar

Year	Average	High	Low	Period End
2002	1.0532	1.1636	0.9537	0.9537
2003	0.8783	0.9652	0.7938	0.7938
2004	0.8014	0.8474	0.7339	0.7387
2005	0.8065	0.8571	0.7421	0.8445
2006	0.7898	0.8432	0.7504	0.7577
2007 (through March 13)	0.7609	0.7750	0.7527	0.7576

Calendar Period	High	Low
2006
September	0.7906	0.7792
October	0.7999	0.7829
November	0.7871	0.7541
December	0.7649	0.7504

2007
January	0.7750	0.7527
February	0.7732	0.7549
March (through March 13)	0.7637	0.7576

(3)

          The following tables set forth the noon buying rate for the U.S. dollar for each of the previous five years, and the period from the beginning of the year 2007 until the latest practicable date and for each of the last six months (expressed in U.S. dollars per one euro).
U.S. Dollars per Euro

Year	Average	High	Low	Period End
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2006	1.2661	1.3327	1.1860	1.3197
2007 (through March 13)	1.3142	1.3286	1.2904	1.3199

Calendar Period	High	Low
2006
September	1.2833	1.2648
October	1.2773	1.2502
November	1.3261	1.2705
December	1.3327	1.3073

2007
January	1.3286	1.2904
February	1.3246	1.2933
March (through March 13)	1.3199	1.3094
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
          Our foreign exchange risk management policy is focused on hedging foreign currency exposures related to firm sale and purchase commitments as well as net investments in foreign subsidiaries to the extent practicable. We have, to certain extent, hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings and currency derivatives. Apart from forward foreign exchange contracts, options and currency swaps, as of December 31, 2006, we were not party to any other derivative foreign currency instruments. For a discussion of our foreign exchange risk management policy, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rates and Foreign Currency Exposure.”
Risk Factors
          The following describes the risks that we have identified as being the most significant for our operations. We monitor these risks actively and seek to improve our procedures to minimize or mitigate any negative impact that these or other risk factors may have on our business, financial condition or results of operations.
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
Strategic Risks
     Business Development Risks
The long-term development of our business can be affected by business development risks related to new markets and business opportunities and also involve risks related to the Metso brand and values. In planning and implementing our business operations, we seek to take into consideration development potential, new products and technological solutions as well as the different life-cycle stages of our products and production plants and those of our customers. An important part of our business development is the expansion of our operations in emerging markets. One of the most important risks and opportunities identified is our challenge to grow Metso Minerals’ business in the Chinese markets.
          Business development risks also include the risks related to potential mergers and acquisitions, which we seek to take into account through the use of “Metso Acquisition Process” (MAP) and our thorough due diligence process. The business to be acquired should meet our strategic and financial criteria. We also seek to take into account the risks related to the business to be acquired, including product liability and environmental responsibility risks as well as reputation and personnel related risks.
          The development of personnel competence and the utilization of personnel potential are critical for the development of our business operations. Therefore, we conduct an annual assessment of management resources, mapping out key executives, their possible deputies and successors as well as the need for any new management resources.
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
     Business Environment Risks
          Business cycles in the global economy and our customer industries influence the demand for our products as well as our financial condition and results of operations, especially in the short-term.
          Metso Paper and Metso Automation are affected by the development of the pulp and paper industry. The financial difficulties of especially North American and European paper and pulp manufacturers have affected the demand for Metso Paper’s and Metso Automation’s products in recent years, although the market situation has been favorable in certain emerging markets. Metso Automation is also affected by business cycles in the energy, oil and gas industry. Metso Minerals’ operations depend on developments in the construction industry and particularly on the level of infrastructure investments. Metso Minerals is also affected by business cycles in the mining industry.
          Our management believes that, in the long-term, the effects of business cycles are reduced by the geographical diversity of our operations and by the range of the customer industries we serve. Also new equipment orders tend to be more affected by business cycles than the demand for rebuilds and process improvements as well as aftermarket operations, the latter of which we are actively aiming to increase and for which our large global installed base offers a strong platform. Although we have actively striven to reduce the risks presented by business cycles through increasing our process life cycle-related operations and long-term cooperation with our customers, as well as increasing the flexibility of our cost base through outsourcing and focusing in our own operations on the assembly and manufacture of core components, there can be no assurance that business cycles will not continue to significantly affect the demand for our products, our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Business Overview.”

(5)

     Market Risks
          Changes in the demand of our customer industries affect our operations. Such changes may be related to, for instance, strategy changes in our customer companies, product development and product requirements, or to environmental aspects. For example, certain of Metso Paper’s customers are increasingly focusing on their own core competencies – paper, board or pulp production – and, thus, outsourcing their mill servicing business. With these customers, Metso Paper’s objective is to enter into long-term service agreements that transfer the main responsibility for process maintenance to Metso Paper.
          Our competitors vary by business area and product. We aim to differentiate ourselves from competitors through quality, reliability, local presence and availability, as well as through providing high-level of technological competence and long-term commitment to our customers. We aim for a competitive advantage through continuous product development based on research and cooperation with our customers. In addition, we seek to operate flexibly and cost-efficiently in an effort to ensure our competitiveness. Our goal continues to be to increase our component manufacturing and assembly capacity in rapidly growing markets, such as China, India and Brazil. In these areas, we are also closely monitoring the products and services developed by new, local competitors. Although our main competitors are still European and North American companies certain Asian suppliers are providing solutions that are able to compete with their low prices. We protect our products and intellectual property rights related to our business through patents and trademarks. Inasmuch as certain of Metso Minerals’ products are being copied, the importance of the protection of our intellectual property rights has increased.
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
     Technology Risks
          Our technology risks are related to technological competence and research and product development. The use of new technology may temporarily increase quality-related costs. In research and product development, we utilize our Metso Innovation Process (MIP), a project management model in which we create a business plan for the development of a new product or concept. We evaluate the profitability of the product or concept at different stages of the development process. In the business plan, we define the responsibilities and roles of all the functions that are involved in developing and launching the product (i.e.,service, sales, industrial design and marketing) from the very beginning of the development process. We also seek to determine the relevant aspects related to the product’s intellectual property rights and environmental impact.
          While our management believes that our procedures relating to research and technology development activities are effective and sufficient in light of our operations and strategy, there can be no assurance that the new or enhanced products and technologies will improve our competitiveness or that we manage to reduce the quality-related costs within Metso Paper as planned, or that the risks, if materialized, would not have a material adverse effect on our business, financial condition or results of operations.
     Political, Economic, Cultural and Legislative Trends
          Our operations and our customers’ operations are geographically widespread. Global political development, political unrest, terrorism and armed conflicts are risks to our operations. Our operations are also affected by cultural and religious factors and by legislation, particularly the environmental legislation of different countries.
          Amendments to the environmental legislation in different countries often take a long time. We monitor laws that are under preparation and make an effort to anticipate their impact on our own and our customers’ business. However, unanticipated legislative changes may adversely affect our business. More demanding environmental legislation may complicate the sales of our products and increase our costs, but it may also create opportunities to offer our customers new solutions that meet more stringent environmental standards.
          We have our own manufacturing and supplier networks in many developing countries. The demand for new machinery and equipment is increasingly coming from countries in Asia and South and Central America.

(6)

Sudden political, economic and/or legislative changes in these countries could have an adverse effect on our business, financial condition or results of operations. For example, China has a significant direct and indirect effect on our net sales and hence, any sudden political, economic or legislative changes in China could, especially in the short-term, have an adverse effect on our business, financial condition or results of operations. Our management believes that the risks related to these developing countries are reduced by our wide geographical and industry coverage as well as our more stable aftermarket operations in Europe and North America.
     Phenomena Related to Climate Change and Environment
          We believe that emissions from our own production are within the permit limits set by authorities. When planning our energy needs and products, we seek to take into account the risks related to climate change. In research and product development, we seek to take into consideration also rising energy prices and we seek to reduce the energy consumption of our new products. Furthermore, in order to control disease-related risks, we provide our personnel with vaccinations. Our main tools for environmental management are the processes seeking to ensure compliance with environmental legislation including our ISO 14001-compliant environmental systems.
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
Operational Risks
     Organizational and Management Risks
          We continuously assess the human resources and organizational structures of our businesses. By doing so, we aim to ensure organizational efficiency and competence and to manage and avoid risks, such as unnecessary recruiting, an imbalance in the age structure of our personnel and a high personnel turnover rate.
          The most significant risk in terms of personnel structure is at Metso Minerals because, during an economic upturn, the availability of skilled new employees to replace those who are retiring or departing is limited. In a strong business cycle, there is a shortage of mining and maintenance engineers in particular. We seek to anticipate this issue in our successor and recruiting planning and we have enhanced awareness of the sector and the Company among potential recruits.
          Although we seek to take this issue into account, there can be no assurance that the risks related to the human resources and organizational structures of our businesses and, in particular, to the personnel structure at Metso Minerals, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.
     Business Interruption Risks
          The risks associated with raw materials, the subcontractor and supplier network and customer relationship management are significant for our operations. We have approximately 20,000 active suppliers and subcontractors, and the 100 largest of them cover approximately one-fifth of our total procurement volume. Increasing global contract manufacturing not only challenges us to manage a functional procurement network, but it also requires us to assess the ways of operating, the quality and the local impact of our cooperation partners.
          During the past years, the largest increase in our procurement volumes has been in South and Central America and Asia. We believe that the significance of South and Central America and Asia will continue to grow due to the focused investments in these areas by our customers. Supply problems of our raw material suppliers can influence the price and availability of the raw materials used in our products. Thus, raw material procurement costs may increase and delivery lead times lengthen. The price and availability of steel and scrap iron, which are among the most important raw materials we use, can fluctuate and, thus, adversely affect our operations. Indirectly, changes in the prices of energy, oil and metals may have an adverse effect on our business, financial condition or results of operations, if the price fluctuations decrease our customers’ willingness to invest. See “Item 4. Information on the Company—Raw Materials.”

(7)

          The direct risks associated with raw materials procurement have decreased in recent years because our operations have increasingly focused on manufacturing and assembling core components. On the other hand, outsourcing has increased the importance of and the risks related to suppliers and subcontractors. On short notice, we may not be able to find alternative suppliers for some of our subcontractors. Disruptions in the deliveries by our subcontractors can have a negative effect on our customer relationships and our business.
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
     Production, Process and Productivity Risks
          We seek to ensure that our production and other processes are as efficient as possible. To maintain production safety and productivity, we apply ISO 9001 quality management and ISO 14001 environmental management systems or similar processes in our most important production units. We develop product-specific safety guidelines, risk and environmental assessments, and we work in close cooperation with our customers. Even though we have evaluated that these risks do not currently pose a serious threat to our business operations, extensive disruptions in key production areas could have a material adverse effect on our business, financial condition or results of operations.
     Contract and Product Liability Risks
          We are occasionally involved in product liability claims typical for companies in comparable industries. The claims for compensation are covered by an insurance policy with coverage of up to EUR 150 million per year, subject to applicable insurance conditions. We aim to reduce product liability risks by improving product safety through investments in product development, automation and customer training and through detailed sales contract terms. Although we believe the current insurance coverage is adequate to cover liability risks, we may be liable for damages beyond those covered fully by our insurance, which could have a material adverse effect on our business, financial condition or results of operations.
     Profitability Risks
          One of our key targets is to conduct profitable business. However, in large-scale projects and equipment transactions, we are subject to the risk of failing to estimate the actual costs of a transaction accurately at the offer stage, and therefore we may be unable to determine the appropriate transaction price or assess whether the market price level or our cost competitiveness are sufficient for a profitable transaction.
          To manage risks related to pricing, we apply various quality systems, operating guidelines and profitability analyses that take into account the key factors of the transaction. In project and product pricing, we also use internal approval procedures in which pricing authorizations are linked to the value of the transaction and to any special risks. While our management believes that our procedures to mitigate such risks are adequate, there can be no assurance that these risks, if materialized, will not have a material adverse effect on our business, financial condition or results of operations.
     Information Security Risks
          Our operations are dependent on external, internal and integrated information technology services and solutions. We aim to use reliable information technology solutions and information security management to avoid exposure to data loss or compromising the confidentiality, usability or integrity of information. Significant interruptions in the global availability of services or compromising the confidentiality of business-critical information could have a material adverse effect on our business, financial condition or results of operations.
     Illegal Activities
          We aim to operate in compliance with laws and regulations but illegal activities, such as fraud, misconduct or criminal acts, can present a threat for us. To prevent illegal activities, Metso’s values and ethical principles have been a focus in our personnel training. Internal procedures, supervision, audits and other practical tools are intended to reduce the exposure to these risks. One of the practical tools is a reporting channel that enables an anonymous reporting of financial misconduct directly to corporate management via the Internet, email or by telephone. Even tough we consider the potential risks of illegal activity to be limited, this kind of

(8)

activity, even on a small-scale, could undermine our reputation and adversely affect our business, financial condition or results of operations.
     Project Activity Risks
          Our operations consist partly of large project deliveries to the pulp and paper industry and the mining industry. In 2006, the share of long-term project deliveries accounted for approximately 30 percent of our net sales. These deliveries can involve project-specific risks related to, for example, delivery schedules, equipment start-up, production capacity and end-product quality. In some projects, risks may also arise from new technology included in the deliveries. The risks of individual projects are generally insignificant considering the entire scope of our business. Our aim is to reduce project-specific risks by assessing risk potential already at the offer stage and by using detailed sales contract terms and quality management practices.
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
     Crisis Situations
          We have a flexible crisis and hazard management organization in place. The primary goal of our crisis management is to secure the safety of our personnel. Because our own resources are limited and potential global catastrophes can exceed our ability to respond adequately to a threat, we regularly seek advice from consulting firms in crisis situations. Nevertheless, certain crisis situations, such as natural disasters, could have an adverse effect on our personnel, business operations, financial condition or results of operations.
Hazard Risks
          Hazard risks include occupational health and safety-related risks, environmental risks, fire and other disasters, natural events and premises security risks. We have taken precautions against hazard risks through occupational health and safety guidelines, certification principles, travel safety guidelines, rescue planning and premises security instructions. We have also sought to prepare for the materialization of risks in Metso’s insurance program. Although we have estimated that hazard risks are limited in light of our entire business scope, there can be no assurance that these risks, if materialized, would not have an adverse effect on our business, financial condition or results of operations.
Financial Risks
     Liquidity
          We use cash and revolving credit facilities to protect our short-term liquidity. We manage liquidity and financing costs also by balancing the proportion of short-term and long-term loans as well as the average remaining maturity of long-term loans.
          In the long-term, we seek to manage risks related to the availability and cost of financing by diversifying funding between money and capital markets and banks. Credit rating agencies assess our business and publish credit ratings. Changes in our credit ratings could affect the financing costs of possible new loans, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the possible impact of credit ratings downgrades.
     Interest Rate Risks
          Changes in market interest rates and interest margins may affect our financing costs, returns on financial investments and valuation of derivative contracts. We manage interest risks through the ratio of floating-rate to fixed-rate loans and the average length of interest rate periods. Additionally, we may use interest rate swaps and other derivative contracts.
          Although management believes that the measures we have taken to limit our exposure to interest rate risks are currently adequate, there can be no assurance that interest rate fluctuations will not have a material

(9)

adverse effect on our business, financial condition or results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rates and Foreign Currency Exposure.”
     Currency Risks
          Exchange rate fluctuations affect our business, although the geographical scope of our operations decreases the significance of any individual currency. The impact of exchange rate fluctuations is directly visible in transactions in which the invoicing currency is different from the currency of the manufacturing costs (transaction effect). Approximately 60 percent of our net sales originate from outside the euro zone. In addition to the euro, the most important currencies we use in our invoicing include the U.S. dollar, the Swedish krona, the Canadian dollar and the Brazilian real. When translating the net sales and financial results of our subsidiaries outside the euro zone into euro, they may increase or decrease because of exchange rate changes, even though no real change in the net sales or results has occurred (translation effect). Exchange rate fluctuations may also weaken the cost competitiveness of our products compared to competitor products manufactured in other currency areas.
          In accordance with our treasury policy, our operating units are required to fully hedge the currency exposures arising from firm delivery and purchase agreements. In addition, the units can hedge anticipated foreign currency denominated cash flows by taking into account the significance of such cash flows, the competitive situation and other adjustment possibilities. We have operations in countries in which currency regulation affects the hedging of risks. The most important of these are Brazil and China. We conduct hedging operations in a centralized manner through our corporate treasury. We have set upper limits on the open currency exposures of the corporate treasury, calculated on the basis of their potential profit impact. These limits cover net exposures from transfers between units and items arising from financing activities. We hedge future foreign currency cash flows for periods normally not exceeding two years. Accordingly, the majority of future foreign currency cash flows related to the order backlog is hedged.
          The equity of our subsidiaries outside the euro zone is affected by exchange rate risks, which may lead to translation differences in our consolidated equity. We hedge these risks with respect to essential currencies and we use non-euro-denominated loans and forward exchange agreements. In addition, exchange rate risks can affect the returns of non-euro investors who have invested in our shares.
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
          In addition, a non-euro investors’ base currency return on an investment in our shares may be affected by any change of the euro against the investor’s functional currency. The value of dividends and other distributions paid in euro and the value of the share quoted on the Helsinki Stock Exchange in euro could increase or decline as a result.
     Accounts Receivable Risks and Other Counterparty Risks
          Our operating units are primarily responsible for trade receivable risks related to commercial activities. Our business areas determine the delivery and payment terms granted to customers and their supervision and enforcement principles, which are then applied at the business line and unit level. Large projects also require corporate-level handling. Our corporate treasury provides centralized services related to customer financing and oversees compliance with the principles of our treasury policy with respect to terms of payment and the required collateral.
          We have agreed on extended payment terms with selected customers. When granting credit arrangements, we seek to assess the creditworthiness of the customer and the timing of the cash flows expected under the arrangement. However, if the actual financial position of our customers or the general economic situation differ from the expectations, we may have to reassess the ultimate collectibility of our trade receivables. This could result in a write-off of these balances in future periods and could have a material adverse effect on our business, financial condition or results of operations.
          Our ability to manage our trade receivables exposure, customer financing, risk concentrations and financial counterparty-related risks depends on a number of factors, including our capital structure, market

(10)

conditions affecting our counterparties, and our ability to mitigate exposure with acceptable terms. Risks related to individual customers or other counterparties are generally not significant compared to the magnitude of our business. We seek to reduce customer risks through precise sales contracts, payment terms and collateral, as well as by effective bid/quotation control procedures.
          When investing cash assets and making derivative contracts, we only accept counterparties that fulfill the credit rating criteria defined in our treasury policy or counterparties approved by our Board of Directors. With respect to investments, derivative contracts and borrowing, we have set counterparty-specific limits to avoid risk concentrations. However, there can be no assurance that we will be successful in managing the risks connected with our trade receivables exposure, customer financing, risk concentrations and financial counterparties, which could have a material adverse effect on our business, financial condition or results of operations.
Other Key Risks
     Internal Controls
          Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent and detect fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be negatively affected. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and other securities.
     Impact of Largest Shareholders
          Our largest shareholders can have a significant impact on matters voted on in our Annual General Meeting. As of March 13, 2007, the only party owning more than five percent of our share capital was the State of Finland (11.1 percent). The interests of our largest shareholders may not necessarily be aligned with the interests of our other shareholders.
          Significant matters to be voted on in the Annual General Meeting include approval of the financial statements, releasing management from liability, deciding on the use of distributable funds and payment of dividends, capital increases, amendments to our Articles of Association as well as electing members to our Board of Directors and auditors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the impact of the ownership interest of the Finnish State in the Company.
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
History and Development of the Company
          Metso was created as the result of the merger of Valmet Corporation (“Valmet”) and Rauma Corporation (“Rauma”) in July 1999. The new combined company was initially given the name Valmet-Rauma Corporation. The name was changed to Metso Corporation in August 1999.

(11)

          Valmet traces its origins back to the industrial plants established in the 1920s and 1930s to meet the needs of the Finnish Armed Forces. These industrial plants were joined to form a conglomerate, which was formally incorporated as a limited liability company in 1950. During the 1950s, it began to broaden its product range to accommodate the demands of a market economy. Valmet delivered its first paper machine in 1953. From its establishment in 1950 until its initial public offering in 1988, Valmet was wholly owned by the Finnish State and other Finnish State entities. As of March 13, 2007, the Finnish State owned 11.1 percent of the outstanding share capital of Metso Corporation.
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
          In September 2001, we acquired Svedala, a global supplier of products and services for the rock and mineral processing industry based in Sweden. Svedala was integrated in the Metso Minerals business area. A public offer to acquire all the shares in Svedala was made in June 2000, and the acquisition was completed on September 14, 2001 after the competition authorities of the European Union and the United States gave their approval to the acquisition.
          On December 29, 2006, we completed the acquisition of the Pulping and Power businesses from Aker Kvaerner ASA of Norway (“Aker Kvaerner”). The acquired Pulping and Power businesses were consolidated into our balance sheet as at December 31, 2006, but they do not have a material impact on our income statement in 2006. The acquired businesses are currently being integrated to Metso Paper and we expect the acquisition to significantly improve our capabilities as a full-scope supplier to the pulp and paper industry. We also envisage promising business opportunities in the power industry and biomass technology.
          For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestments.”
Strategy
          Since 2005, we have implemented our strategy of profitable growth, and as a result, our management’s focus has shifted from restructurings to profitable growth. This strategy was further specified in 2006. Our goal is to fully exploit the opportunities offered by the favorable market situation, to increase our aftermarket business and to secure continuous growth and sustainable profitability over business cycles. At the same time, we are continuing measures to improve profitability, particularly in those businesses where profitability is weaker than our targeted levels.
          Our purpose, engineering customer success, combines our strong engineering know-how and our customers’ success. Customer satisfaction is the prerequisite for our growth. Our customers are industrial companies that expect their machinery and equipment suppliers to show long-term commitment and to assume responsibility for delivered processes. Our customers’ investments are typically large and have long life cycles. Investments should yield a sufficient return on capital, which can be enhanced by cooperation between us and our customers throughout the process life cycle. Our customers operate globally and expect their suppliers to be present locally. Our strong network enables us to serve our customers on all continents. We strive to produce increasingly competitive and efficient solutions, equipment and services, based on close customer cooperation, technology and process expertise. Our strengths also include well-known product brands and a good reputation.
          Our long-term vision is to become the industry benchmark. For us, becoming the industry benchmark means that our solutions best meet our customers’ needs, we are the market and technology leader in the chosen industries, we are the leading company in operational excellence, we are the preferred employer and we generate the best shareholder value in our peer group.

(12)

          Our long-term strategic goals are based on our purpose statement, values and ethical principles. Strategic goals form the roadmap that guides us towards our vision. The strategic goals relate to improving customer satisfaction, strengthening market position and boosting operational efficiency. Our strategic goals in customer satisfaction include solutions that meet the needs of our customer the best throughout the process life cycle, a customer-oriented approach in all operations and a strong local presence globally as well as leading technology. Operational excellence includes continuous improvement in productivity and quality, world-class business, management and people processes, profitability and growth exceeding our peers and providing a great place to work. These strategic goals create a permanent foundation for the establishment of our shorter-term management agendas.
Management Agenda
          Our management agenda for the years 2007-2009 defines the strategic focus areas and priorities to attain profitable growth. We believe that our growth will support the sustainable profitability development and strengthen our market leadership position. To maintain sustainable performance over business cycles, our focus is especially on growing the aftermarket business and on establishing a more global and flexible operating model.
          Our goal is to fully exploit the growth opportunities provided by the favorable market situation in our customer industries, especially in the mining, metal recycling and energy industries, by developing and providing customers with leading, reliable solutions. Our goal is to develop the aftermarket business in all business areas and to strengthen our market position in emerging markets. We intend to also use complementary acquisitions to strengthen our market and technology leadership and, thus, support our growth strategy.
          Our goal is to continue actions to improve and maintain strong profitability over business cycles and to reduce the volatility of earnings. For example, we are aiming to strengthen our presence in emerging markets throughout the value chain. We aim to further enhance our productivity, quality and cost competitiveness by developing our business infrastructure, support functions and management processes throughout Metso.
          Our goal is to transform from a product-oriented company to a more service-oriented company. Among other things, this will require that the status of the aftermarket business is strengthened throughout Metso and the best possible competencies are used to develop aftermarket business concepts and new service products. We aim to also use complementary acquisitions to strengthen local services close to our customers as well as our product and service offering in the aftermarket business.
          Our goal is to develop our global competence base in a manner that our customers all over the world will have access to local, high-quality solutions. In the emerging markets, for example, this will mean strengthening our procurement, production, engineering, customer support and aftermarket operations.
          Our strategy of profitable growth and our transformation into a more service-oriented company requires new strategic initiatives and innovations. We will actively develop our management and employee compensation systems to encourage all our employees to actively participate in the strategy implementation and motivate them to pursue these common goals.
          Our business area management agendas form a basis for action plans and programs that will be implemented during the strategy period and that target the continuous improvement of our competitiveness and profitability.
Financial Targets
          Our progress in implementing the profitable growth strategy is reflected against the financial targets, among other indicators. As a result of our positive financial development and the continued favorable market situation, we increased our financial targets in October 2006. The following new financial targets, which concern Metso as a whole, replaced the previous targets set in 2005.
          We target annual net sales growth of more than 10 percent on average. Growth is sought to be attained both organically and through value-enhancing complementary acquisitions. Major acquisitions with a significant impact on our operations, such as the acquisition of the Pulping and Power businesses, will be an addition to this 10 percent growth target. Our previous target was to grow our net sales by approximately 10 percent each year with one-half of the growth being organic and the remainder through complementary acquisitions. Our current

(13)

profitability target is an operating profit margin (EBIT-%) of more than 10 percent compared to our previous target of operating profit margin of 9 percent (to be reached by the end of 2008). From our customer’s perspective, it is strategically important for us to regain and retain a solid investment grade credit rating status. Consequently, our target is that our key financial indicators, capital structure and cash flow metrics, support a solid credit rating. Therefore metrics such as, gearing (i.e., the ratio of net interest bearing liabilities to shareholders’ equity) and free cash flow (calculated as operating cash flow minus capital expenditures on fixed assets plus proceeds from sale of fixed assets) among others, are monitored.
          Our increased financial targets indicate that we currently have the ability and the resources to invest in growth, without compromising the continuous improvement of our current operations. The development phase and business environment of our business areas differ from each other and therefore the management agendas vary by business area.
          Metso Paper’s most important goal is to ensure profitability improvement and growth in the aftermarket business. The successful integration of the Pulping and Power businesses as a part of Metso is also of utmost importance. Achieving these goals requires continuous development and market launch of innovative products, services and business concepts that bring added value to our customers. Simultaneously, we will continue to focus on reducing our quality costs, improving the productivity of our current operations as well as expanding our manufacturing presence and sourcing network globally.
          Metso Minerals’ focus in upcoming years is to fully exploit the good demand in the mining, construction and metal recycling industries. The goal is also to continue to strengthen the market position in emerging markets, to increase delivery capacity and to invest in securing technology leadership. A particular emphasis in research and development is the engineering of new concepts and products related to life cycle services. Metso Minerals’ new customer-oriented operating model supports the achievement of these goals. Since the beginning of 2007, the business lines have been restructured according to three main customer segments – Construction, Mining, and Recycling. The change was carried out to make customer service more efficient and to ensure good profitability also in weaker business cycles than today.
          Metso Automation aims to grow net sales while ensuring sustainable profitability. The goal is also to achieve a stronger presence in the emerging markets and growth in the aftermarket business. In order to better serve our selected customer industries, Metso Automation is expanding its product offering with an efficiently managed research and development portfolio and strong research and development investments. Growth opportunities are also being pursued by expanding Metso Automation’s supplier base.
Outlook for 2007
          The overall market situation for the Company is expected to remain favorable in 2007. The overall market outlook for Metso Paper is expected to be satisfactory in 2007. The demand for new fiber and tissue lines as well as related rebuilds and aftermarket services is expected to slightly soften from the good level in 2006, except for South America and Asia where the markets for new fiber lines are expected to remain good. The demand for new paper and board machines, as well as rebuilds and aftermarket services is expected to remain satisfactory also in 2007. The strong demand is expected to continue in Asia. The demand for power production solutions, especially related to biomass utilization, is expected to remain excellent.
          Metso Minerals’ markets for both new equipment and aftermarket services are expected to remain excellent in mining and metal recycling. In the mining industry, the trend is towards large equipment and projects. The demand for Metso Minerals’ new equipment for the construction industry is expected to soften from excellent to good in 2007. This is mainly due to the leveling-off of North American aggregates demand. On the other hand, the demand for aftermarket services within construction segment is expected to continue excellent due to the active spare and wear part markets for the installed base.
          The demand for Metso Automation’s process automation systems for the pulp and paper industry is estimated to get slightly stronger. The demand for flow control systems is expected to continue to be good in the pulp and paper industry and excellent in the power, oil and gas industry. The markets for process automation systems in the power industry are expected to continue to be good.
          Based on our strong order backlog, continuing favorable market situation and expanded business scope, we estimate that Metso’s net sales in 2007 will increase by more than 20 percent on 2006, and the operating profit is estimated to clearly improve. It is estimated that the operating profit margin in 2007 will be slightly below Metso’s target, which is over 10 percent. This is primarily due to the high first-year amortization

(14)

of intangible assets, integration costs and only partially materializing synergy benefits related to the acquisition of the Pulping and Power businesses.
          The estimates concerning Metso’s net sales and operating profit do not include changes resulting from any future acquisitions or divestitures.
Corporate Structure
          We are a global engineering and technology corporation headquartered in Helsinki, Finland. We serve our customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. Our business is global in scope and we have operations in over 50 countries. Our principal production plants are located in Brazil, China, Finland, France, Germany, India, Italy, South Africa, Sweden, the United Kingdom and the United States. As of December 31, 2006, approximately 36 percent of our employees were based in Finland.
Organization until December 31, 2006
          Until December 31, 2006, our operations were organized into the following four business areas. The financial information for the years ended December 31, 2006, 2005 and 2004 is presented according to these four business areas in this annual report.
•	Metso Paper designs, develops and delivers processes, machinery, equipment and related know-how and aftermarket services to the pulp and paper industry. Metso Paper’s offering extends over the entire life cycle of the process covering new lines, rebuilds and various aftermarket services. Until December 31, 2006, Metso Paper operated under five business lines: Fiber, Paper and Board, Finishing, Tissue and Service. The business lines are supplemented by regional functions in Asia-Pacific, Europe, North America and South America.

•	Metso Minerals designs, develops and manufactures equipment and total solutions as well as aftermarket solutions for rock and minerals processing industries. It operated through its four business lines until December 31, 2006: Crushing and Screening, Minerals Processing, Wear Protection and Conveying and Recycling.

•	Metso Automation designs, develops and supplies both process automation and field solutions for automation and information management in selected process industries. Metso Automation’s operations cover the three principal areas of process automation: (1) automation and information management application networks and systems and life cycle services, (2) flow control solutions, automated and manual control valves, and (3) process measurement solutions and analyzers. Metso Automation operated through its two business lines, Process Automation Systems and Field Systems and a separate North American business unit until the business lines were reorganized as of October 1, 2006. After the reorganization, the business lines within Metso Automation are: Process Automation Systems and Flow Control.

•	Metso Ventures main businesses until December 31, 2006 were: Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive. Metso Panelboard develops and supplies complete production lines for the panelboard industry. Foundries manufacture castings for various engineering industry needs. Metso Powdermet develops materials technology and component solutions for our customer industries and us. Valmet Automotive is an independent contract manufacturer of specialty cars.
          Our current corporate structure is a result of the restructurings described below.
          In November 2002, the Converting business, previously part of Metso Paper, was transferred under Discontinued Operations after a memorandum of understanding regarding its sale was signed. The divestment was completed in January 2004. In March 2004, Metso Paper’s operations were divided into four business lines: Fiber, Paper, Tissue and Board. Since the beginning of 2006, Service and Finishing businesses were separated into own business lines, and Metso Paper operated, until December 31, 2006, under five business lines: Fiber, Paper and Board, Finishing, Tissue and Service.

(15)

           Following the divestiture of the Compaction & Paving business in June 2004 and the Drilling business in December 2004, Metso Minerals was organized into four business lines.
          Since August 2002, Metso Automation had operated through its two business lines: Process Automation Systems and Field Systems and a separate North American business unit until it business line organization was reorganized as of October 1, 2006. The business lines within Metso Automation currently are: Process Automation Systems and Flow Control.
          Until April 2005, Metso Ventures comprised of five businesses: Metso Panelboard, Metso Drives, Foundries, Metso Powdermet and Valmet Automotive. Metso Drives was sold to the funds managed by private equity investor CapMan of Finland in April 2005.
          The financial information as of and for the years ended December 31, 2006, 2005 and 2004 and discussed in this annual report reflects the changes in our structure described above. The Converting business has been reported as a separate segment under Discontinued Operations until its final divestment to Bobst Group SA of Switzerland in January 2004. We completed the divestiture of our Compaction & Paving business to Altor, a Nordic private equity investor, in June 2004 and our Drilling business to Terex Corporation of the United States in December 2004. In April 2005, we completed the divestiture of Metso Drives to funds managed by CapMan. These divested businesses are also reported under Discontinued Operations.
Organization as of January 1, 2007
          As of January 1, 2007, and following the completion of the acquisition of the Pulping and Power businesses on December 29, 2006, the business lines of Metso Paper currently are: Fiber, Paper and Board, Finishing, Tissue, Service, Power and Panelboard. The acquisition of the Pulping and Power businesses brought a new customer industry for Metso Paper, and thus, we now also serve the power segment in addition to the pulp and paper industry. Panelboard was moved under Metso Paper in connection with the dismantling of Metso Ventures at the end of 2006.
          As of January 1, 2007, Metso Minerals’ operations were organized according to the three core customer segments: Construction, Mining and Recycling.
          Metso Ventures business area was dismantled on January 1, 2007. The decision was based on integrating the business operations of MetsoVentures into our core businesses now that the major restructuring programs are completed. Two of Metso Ventures’ three foundries were transferred under Metso Paper and one under Metso Minerals. Metso Panelboard became part of Metso Paper, Metso Powdermet Oy was transferred to Metso Minerals and Metso Powdermet AB was divested to Sandvik AB of Sweden. As of January 1, 2007, Valmet Automotive will be reported as a separate financial holding unit of Metso Corporation.

(16)

          The chart below depicts our current structure consisting of the three business areas:
          As a part of our strategy process in 2005, we studied various alternative corporate structures, including the potential separation of Metso Minerals. In August 2005, our Board of Directors decided to commission a more detailed feasibility study to assess these alternatives.
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
Business Summary
Net Sales by Geographic Area
          In 2006, we had total net sales of EUR 4,955 million (USD 6,539 million), of which approximately 94 percent accounted for sales by international operations and by exports from Finland, and an operating profit of EUR 457 million (USD 603 million). As of December 31, 2006, our total assets amounted to EUR 4,958 million (USD 6,543 million), and we had 25,678 employees worldwide. Our total assets and headcount as at December 31, 2006, also include the Pulping and Power businesses acquired from Aker Kvaerner.

(17)

          The following table sets forth our total net sales by geographic area for the three most recent years:

	Year ended December 31,
	2004	2005	2006
	(EUR in millions)
Finland	312	352	341
Other Nordic countries	301	484	283
Other European countries	888	1,064	1,378
North America	757	889	1,012
South and Central America	286	485	685
Asia-Pacific	829	735	991
Rest of the world	229	212	265

Total	3,602	4,221	4,955

Metso Paper
          As a result of our restructurings described under “—Corporate Structure” above, Metso Paper’s operations were divided into five business lines until December 31, 2006: Fiber, Paper and Board, Finishing, Tissue and Service. As of January 1, 2007, following the completion of the acquisition of the Pulping and Power businesses on December 29, 2006, Metso Paper’s business lines currently are: Fiber, Paper and Board, Finishing, Tissue, Service, Power and Panelboard.
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
          The following table sets forth certain financial data regarding Metso Paper for the three most recent years:

	As of and for the year ended December 31,
	2004	2005	2006
	(EUR in millions, except personnel data)
Net sales(1)	1,559	1,702	1,947
Operating profit(2)	48	91	110
Capital employed(3)	323	329	617
Gross capital expenditure, excluding business acquisitions	33	34	48
Research and development	50	51	60
Order backlog(3)	946	1,267	2,139
Personnel(3)	8,660	8,201	10,867

(1)	Includes net sales to Metso’s other business areas of EUR 9 million, EUR 10 million and EUR 13 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 39.8 million and EUR 3.2 million for the years ended December 31, 2004 and 2005, respectively.

(3)	Includes the effect of the acquisition of the Pulping and Power businesses from Aker Kvaerner as of December 31, 2006.
Products and Services
          Fiber. Metso Paper delivers environmentally sound fiber lines, processes and production equipment as well as related aftermarket services for both the chemical and mechanical pulping technologies. Chemical pulp is used for high-quality paper products primarily due to its strength, printability and ability to maintain brightness. Mechanical pulp is used primarily for newsprint and magazine papers and certain paperboard grades. Metso Paper has the capability and product offering for utilization of all different kinds of recycled fibers for paper, board or tissue making. Metso Paper’s Fiber business line includes process equipment and service necessary for complete fiber plants. Metso Paper offers fiber producers technologies that significantly reduce the environmental impact of their operations.

(18)

          Paper & Board. Metso Paper delivers new paper and board machines and production equipment as well as offers machine rebuilds and service. Paper machines delivered by Metso Paper are among the largest and fastest in the world. A typical paper machine costs between EUR 50 million and EUR 100 million and produces from 200,000 to more than 400,000 tons of paper per year. These machines are designed to meet specific customer needs and are used to produce fine paper (for office stationery), newsprint, supercalendered and coated paper (for magazines and similar publications) and coated base papers (for brochures and art purposes). Metso Paper supplies board-making machines for all board and packaging grades, the most important grades being corrugated board, linerboard, folding boxboard and liquid packaging board. A typical board machine costs between EUR 30 million and EUR 100 million and produces from 200,000 up to 700,000 tons of board per year. Some very extensive delivery scopes and subsequent contract prices may substantially exceed the amounts described above.
          Finishing. Metso Paper supplies surface treatment systems, air systems and roll finishing systems for paper and board manufacturing. The products also include new machines, machine rebuilds and service for coating, calendering, winding and roll handling, and chemical handling equipment for paper mills. Coaters and calenders are used to give base papers certain properties, such as gloss or matt finishes and opacity. Winders are used to cut large paper rolls to smaller sizes to fit printing machines. Roll handling machines consist of roll wrapping and conveyor systems.
          Tissue. Metso Paper delivers new tissue machines and production equipment as well as offers machine rebuilds and service. Metso Paper produces machines for manufacturing various types of tissue papers and continues to be a leading supplier of Thru-Air ™ technology for tissue production. During the past two years, Metso Paper has also successfully launched a more cost competitive Advantage DCT product concept for smaller tissue paper operations. A typical tissue machine costs between EUR 7 million and EUR 35 million and produces from 10,000 to more than 70,000 tons of tissue paper per year.
          Service. Metso Paper provides a full portfolio of services and specialist support to the pulp and papermaking industry. The service includes spare part consumables, roll services, mill site services and mill maintenance. The aim is to support customer mills in maintaining production line competitiveness throughout the lifetime of the machinery.
          Following the completion of the acquisition of the Pulping and Power businesses from Aker Kvaerner on December 29, 2006, the business lines of Metso Paper currently are: Fiber, Paper and Board, Finishing, Tissue, Service, Power and Panelboard. The acquisition of the Pulping and Power businesses brought a new customer industry for Metso Paper, and thus, we now serve also power generation in addition to pulp and paper industry. Panelboard was moved under Metso Paper in connection with the dismantling of Metso Ventures at the end of 2006.
          Metso Power delivers fluidized bed combustion solutions and chemical recovery equipment for the pulp and paper industry and power producers. Metso Power has designed and manufactured the world’s largest chemical recovery units and biomassfired fluidized bed boilers.
          For a discussion about Metso Panelboard’s products and services, see “—Metso Ventures-Metso Panelboard” below.
Markets and Customers
          The following table sets forth the breakdown of Metso Paper’s net sales by geographic area for the three most recent years:

	Year ended December 31,
	2004	2005	2006
	(Percent of total net sales)
Finland	12	12	9
Other Nordic countries	10	20	6
Other European countries	17	19	28
North America	19	19	17
South and Central America	5	7	12
Asia-Pacific	32	21	26
Rest of the world	5	2	2

Total	100	100	100

(19)

          Changes in pulp and paper consumption, price trends in pulp and in different paper and board grades, investments by the pulp and paper industry, capacity utilization of manufacturers and reorganizations in their production structures, as well as changes in environmental legislation and in energy and raw material prices affect Metso Paper’s customers’ business.
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
          Metso Paper’s customers are located in a number of countries. In recent years, the new paper machinery market has been the most active in China and pulp mill market in South America and South East Asia. Metso Paper has major production facilities in Finland, Sweden and China as well as a joint venture in China. We also have an assembly facility in Brazil.
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
Marketing
          Customer agreements for Metso Paper products are generally the result of extensive negotiation and coordination with our customers. Service and component sales are made on a continuous basis by regional service locations. Metso Paper has an extensive global network of sales companies and sales representatives. In addition, a centralized marketing and sales team supports sales activities and develops marketing strategies in line with our customers’ needs.
Competition
          Competition within the pulping industry focuses on fiber quality and energy efficiency and recently also increasingly on complete plant delivery capability. In addition, environmental concerns affect competition as principal suppliers attempt to meet the increasing demand for environmentally friendly ways to produce fiber. Within chemical pulping, the environmental focus is on totally chlorine-free and elemental chlorine-free production processes whereas in mechanical pulping, focus is on recycled fiber production processes. Following the completion of the acquisition of Aker Kvaerner’s Pulping and Power businesses on December 29, 2006, Metso Paper’s principal competitors in the pulping industry are Andritz Corporation of Austria, Groupe Laperrière & Verreault Inc. (“GL&V”) of Canada and Voith Paper Group of Germany. The leading companies in the area of recycled fiber pulping technology include Voith Paper Group and Black Clawson Converting Machinery of the United States. See “—Recent Developments” below and “Item 5. Operating and Financial Review and Prospects - Recent Acquisitions and Divestments” for more details.
          In the paper machine industry, machinery is designed to meet specific customer needs. Paper, board and tissue machines are sold on the basis of machine performance and technology, the supplier’s process know-how, delivery time, price, service availability, long-term customer relationships and availability of reference machines for comparative purposes. Metso Paper competes for machine sales based on these seven factors. In the aftermarket business, the key competitive factors in particular are local presence and operations near the customer, expertise, price, availability and technology.
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
          Metso Paper’s principal competitor in large paper machines and board making machine lines is the other major producer, Voith Group. Mitsubishi Corporation of Japan is also a competitor but mainly in unit machines rather than total large production lines. In the finishing business, (i.e., in the delivery of calenders, coaters and air

(20)

systems), the main competitors include Voith Group and Kusters of Germany. In tissue machines, the competitors include Voith Group, Toscotec S.p.A. and Celli S.p.A. of Italy. Competition in the aftermarket and service business comes partly from the principal global competitors Voith Group and Andritz Corporation but mainly from numerous smaller local or regional service providers, such as Stowe Woodward Inc. of the United States. Customers also partly employ their own personnel to take care of the service activities. Service, for example initial spare parts, is often sold in conjunction with new paper and board machines or major rebuilds. Our management believes that Metso Paper’s service operations benefit greatly from synergies with other Metso Paper business lines, which have the process and product knowledge.
          Following the completion of the acquisition of the Pulping and Power business, our management believes that Metso is also a significant participant in the power generation industry. Critical competitive factors in Metso Power’s operations include the supplier’s process know-how, life-cycle costs, technology and cost-efficiency. There are only a few significant global competitors in the chemical recovery and fluidized bed boiler technology we represent, but our solutions compete also with other power production technologies. Metso Power’s principal competitors include Andritz Corporation and Austrian Energy & Environment AG of Austria, Babcock & Wilcox of the United States, Mitsubishi Corporation of Japan and HDP of Spain.
Recent Developments
          On December 29, 2006, we completed the acquisition of the Pulping and Power businesses from Aker Kvaerner. The acquired Pulping and Power businesses were consolidated in our balance sheet as at December 31, 2006, but they do not have a material impact on our income statement in 2006. The estimated acquisition price is EUR 341 million including EUR 6 million costs related to acquisition and EUR 52 million acquired net cash. Following the acquisition, we now have an enhanced position to serve our customers in complete turn-key pulping projects and customers in the power side, especially in the environmentally-sound, bio-fuel based power generation solutions.
          On December 29, 2006, we also completed the divestment to GL&V of a so-called remedy package related to the acquisition of Aker Kvaerner’s Pulping and Power businesses. The remedy package was comprised of the following Metso’s and Aker Kvaerner’s overlapping areas: Kvaerner Pulping’s pulp washing, oxygen delignification and bleaching businesses as well as Metso’s batch cooking business and its licensing back to Metso. The clearance for the acquisition of the Pulping and Power businesses received from the European Commission on December 12, 2006 was conditional on the divestment of the remedy package.
          On December 14, 2006, we acquired the remaining 35 percent minority interest of Metso-SHI Co., Ltd. of Japan from Sumitomo Heavy Industries. The company had represented Metso Paper and Metso Automation on the Japanese markets. The value of the transaction was EUR 2 million.
          On September 19, 2006, we agreed to acquire the business operations of Svensk Pappersteknik AB of Sweden to strengthen our aftermarket business. The acquired business was transferred to Metso on October 1, 2006 and it is included in Metso Paper as from that date.
          On August 31, 2006, after the relevant regulatory approvals from the Chinese authorities were received, we completed the acquisition of a Chinese paper machine manufacturer Shanghai-Chenming Paper Machinery Co. Ltd. at a cash price of EUR 12 million and debt assumed EUR 19 million. The company is consolidated into Metso Paper as from September 1, 2006. The company’s new name is Metso Paper Technology (Shanghai) Co., Ltd.
Metso Minerals
          As a result of our restructurings described under “— Corporate Structure” above and the acquisition of Svedala in 2001 and its subsequent integration with Metso Minerals, Metso Minerals’ operations were divided into four business lines: Crushing and Screening, Minerals Processing, Wear Protection and Conveying, and Recycling. As of January 1, 2007, Metso Minerals is organized into three business lines: Construction, Mining and Recycling.
          Metso Minerals is the global market leader in rock and minerals processing equipment and in metal recycling systems. Along with solid technology expertise, our competitive strengths include in-depth knowledge of our customer processes, a product and service portfolio encompassing the entire process, and the largest

(21)

installed machine base in the sector. Its global manufacturing, maintenance and sales network allow it to be highly responsive to our customer needs.
          Currently, the principal production plants of Metso Minerals are located in Brazil, China, Finland, France, Germany, India, South Africa, Sweden and the United States.
          The following table sets forth certain financial data regarding Metso Minerals, continuing operations (excluding the Compaction & Paving business and the Drilling business divested in 2004) for the three most recent years:

	As of and for the year ended December 31,
	2004	2005	2006
	(EUR in millions, except personnel data)
Net sales(1)	1,366	1,735	2,174
Operating profit(2)	105	177	286
Capital employed	712	895	949
Gross capital expenditure	24	55	66
Research and development	9	11	13
Order backlog	560	852	1,254
Personnel	8,048	8,521	9,170

(1)	Includes net sales to Metso’s other business areas of EUR 1 million, EUR 2 million and EUR 2 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 4.9 million and EUR 0.4 million for the years ended December 31, 2004 and 2005, respectively.
Products and Services
          Metso Minerals is a leading global supplier of rock and minerals processing solutions and metal recycling systems. Aftermarket operations form an important part of Metso Minerals’ business, because crushing and processing rock and minerals require spare and wear parts continuously. In addition, we provide different types of aftermarket services for the life cycle of the equipment. Products are sold either through Metso Minerals’ own global sales organization or, in some product lines or markets, through a third party distributor network.
          Crushing and Screening. Metso Minerals’ Crushing and Screening business line offers equipment and solutions for rock and minerals’ crushing and classifying. It specializes in the design of entire crushing and screening plants, supplying not only stationary plants but also an increasing number of track and wheel-mounted mobile units. In addition, it supplies individual crushers, screens, feeders and conveyors as well as wear and spare parts. Furthermore, its offering includes complete, stationary or mobile recycling plants that are focused on retreating demolition and building debris, as well as old concrete and pavement materials. Within the aggregates industry, quarries and crushing contractors are among our key customer groups. Mining industry has also been an increasingly important customer segment because the whole minerals liberation process is initiated by rock size reduction through crushing and screening.
          Minerals Processing. Metso Minerals’ Minerals Processing business line offers minerals liberation processes for the mining and minerals industries as well as related products, such as grinding mills, enrichment and pyro processing equipment and slurry pumps. The business line also offers equipment for bulk materials handling, such as stackers and reclaimers, and other products needed in loading and unloading barges, ships and railcars. Furthermore, its offering includes aftermarket services, such as expertise in optimizing existing plants through automation, plant audits, plant upgrades, replacement parts and maintenance.
          Wear Protection and Conveying. Metso Minerals’ Wear Protection and Conveying business line’s products includes grinding mill linings, screening media and other wear, impact, dust and noise protection products as well as conveyer belts and components. The products are primarily used for wear protection of products sold by our Crushing and Screening and Minerals Processing business lines.
          Recycling. Metso Minerals’ Recycling business line offers equipment and solutions needed for the recycling and sorting of scrap metals, such as metal shredders, shears, scrap shears and scrap baling presses.

(22)

Markets and Customers
          The following table sets forth the breakdown of net sales of Metso Minerals’ continuing operations (excluding the Compaction & Paving business and the Drilling business divested in 2004) by geographic area for the three most recent years:

	Year ended December 31,
	2004	2005	2006
	(Percent of total net sales)
Finland	2	3	2
Other Nordic countries	9	7	6
Other European countries	29	25	25
North America	23	23	23
South and Central America	13	19	18
Asia-Pacific	14	15	17
Rest of the world	10	8	9

Total	100	100	100

          Metso Minerals’ customers in the construction industry comprise of quarries, project-based crushing and screening operations and contractors. Additionally, customers include engineering and consulting firms. In 2006, approximately 37 percent of Metso Minerals’ deliveries was to the civil engineering industry. Metso Minerals’ customers in the mining sector include mines and companies processing industrial minerals, which quarry, process and transport ores and minerals, as well as mining sector contractors and engineering and consulting firms. The mining sector accounted for approximately 51 percent of Metso Minerals’ deliveries in 2006. The Recycling business line focuses on the metal recycling industry, which includes scrap iron recycling, the car industry, the aluminum industry and foundries. Approximately 12 percent of Metso Minerals’ deliveries went to metal recycling customers in 2006.
          The mining and metal recycling industries’ willingness to invest is affected by for example changes in the balance of supply and demand for metals and in the prices for metals and minerals. The increased buying power and industrial production in emerging markets has increased demand for mining and metal recycling industry products, and our management estimates that this structural change will have a positive effect on demand also in the long term. The level of road network and other infrastructure investments affects the demand for aggregates and the development of the entire construction industry. The metal recycling industry’s demand is affected by the demand for scrap metal and metal prices. The demand for metal recycling equipment is also affected by the degree of recycling infrastructure development in various countries. Furthermore, the use of electric arc furnaces utilizing large amounts of scrap metal as the raw material for making steel is increasing.
          The price of rock crushing plants typically ranges from EUR 1 million to EUR 5 million, although it may be as high as EUR 15 million. The price of individual rock crushers ranges from EUR 15,000 to EUR 1 million. The price of a typical complete minerals processing plant delivery to the mining industry ranges from EUR 30 million to EUR 100 million.
Marketing
          In order to service our local markets and customers, Metso Minerals’ marketing is divided into eight market areas: Europe, Southern Africa, North America, South America, Asia-Pacific, China, India, and International. Metso Minerals has a number of sales companies in Europe, South America, Africa, Asia and Australia. Metso Minerals’ sales network offers the full range of products to the customer industries. Metso Minerals supports its own sales operations through a network of local third party distributors.
Competition
          Competition in Metso Minerals’ business is fragmented, with a few global manufacturers in new machines and completed production plants and small, regional and local manufacturers for lighter equipment. We believe that our competitive advantages include long-term customer relationships, global presence, machine performance and durability, solid technology and service expertise, knowledge of our customer’s entire production process, reliable delivery and an extensive base of installed equipment. The competitive arena in the aftermarket business is more fragmented compared to equipment sales. In addition to the wide base of installed machinery, local customer service supported by a global network of experts as well as the supply and high-quality of spare and wear parts are critical in the aftermarket business.

(23)

          In the construction industry, our major competitors are Terex Corporation and Astec of the United States as well as Sandvik AB of Sweden. In the mining industry, our major competitors include FLSmidth & Co. A/S of Denmark, Thyssen Krupp AG of Germany and Outokumpu Technology Corporation of Finland depending on the product line and particular industry segment. In recycling, our major competitors include Henschel and SWB of Germany and Newell-Riverside Inc. of the United States.
Recent Developments
          On September 19, 2006, we agreed to acquire the business operations of Svensk Gruvteknik AB of Sweden to strengthen our aftermarket business. The acquired business was transferred into Metso on October 1, 2006 and it was included in Metso Minerals from that date.
          In January 2006, Metso Minerals’ industrial and office facility in Colorado Springs, Colorado, the United States, was sold to Charter Holdings Inc.
          In October 2005, our rubber manufacturing operation in Keokuk, Iowa, the United States, was discontinued and the facility was sold to the local management.
          In August 2005, we acquired Texas Shredder, Inc., a supplier of metal shredder products located in San Antonio, Texas, the United States. The sellers were a group of private investors led by Capital Southwest Corporation, a venture capital investment company. The acquisition price was approximately EUR 14 million.
          In November 2004, Metso Minerals’ Crushing and Screening business line decided to centralize its North American warehouse, logistics and customer service operations to Columbia, South Carolina and to strengthen its manufacturing capabilities in the United States. The value of the investment was approximately EUR 5 million. In addition to a service center, the Columbia facility also includes an assembly line for mobile screens and crushing plants. The renewed plant consists of 203,000 square feet of production and office space on 40 acres of land and it was fully operational in late 2006.
Metso Automation
          Metso Automation operated through its two business lines: Process Automation Systems and Field Systems and a separate North American business unit until its business line organization was changed as of October 1, 2006. Currently, Metso Automation operates through two global business lines: Process Automation Systems and Flow Control. See “—Corporate Structure” above for a further explanation of our corporate restructurings.
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
          Metso Automation has major manufacturing plants in Finland and the United States as well as a manufacturing joint venture in China. Metso Automation’s four supply centers are located in Finland, France, Brazil and China. Metso Automation’s global sales operations are handled through a worldwide distribution network including local distributors and Metso Automation sales companies in 34 countries.

(24)

          The following table sets forth certain financial data regarding Metso Automation for the three most recent years:

	As of and for the year ended December 31,
	2004	2005	2006
	(EUR in millions, except personnel data)
Net sales(1)	535	584	613
Operating profit(2)	69	81	87
Capital employed	135	125	149
Gross capital expenditure	6	11	9
Research and development	31	29	29
Order backlog	176	179	276
Personnel	3,267	3,169	3,352

(1)	Includes net sales to Metso’s other business areas of EUR 42 million, EUR 39 million and EUR 57 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 13.7 million and EUR 0.8 million for the years ended December 31, 2004 and 2005, respectively.
Products and Services
          Metso Automation’s Process Automation Systems business line offers its customers process industry measurement systems and equipment as well as application networks and solutions for managing automation, production quality and information. Life cycle services support the product offering. The Flow Control business line focuses on control valves and smart flow control solutions for the process industry as well as aftermarket and support services.
     Process Automation Systems
          The Process Automation Systems business line develops and maintains process automation technology for the pulp and paper industry as well as the power, energy, and oil and gas industries. The business line’s principal product is metsoDNA, or Dynamic Network of Applications. The metsoDNA solution offers flexible scalability and easy integration and compatibility with a plant’s other systems. MetsoDNA is based on the free networking of knowledge and information, control automation and embedded field control applications. The concept was first introduced in 1999, and it is constantly being developed by adding new industry and user-specific applications for process and information management, quality management, production tracking and asset management. The latest novelty, metsoDNA CR launched in 2006, is a single platform for all control, information management and communication purposes, thus eliminating the need to learn and support several systems. It combines the machine, process, quality and drive controls, as well as information management applications.
          In addition, key products of the Process Automation Systems business line are Sensodec systems for paper machine runnability and condition monitoring, and the PaperIQ Plus and PaperLab systems for paper quality management.
          The product offering of the Process Automation Systems business line for the pulp and paper industry also includes Kajaani analyzers, sensors and sampling devices for sophisticated fiber and stock property measurements for a paper machine wet end management, and a wide selection of shear force, microwave and optical transmitters and sampling devices for pulp consistency measurements. Metso Automation is a leading global supplier of pulp and paper specialty analyzers, consistency transmitters and control valves.
     Flow Control
          The Flow Control business line develops, manufactures and supplies control, on-off and emergency shutdown (ESD) valves, accessories, intelligent devices and software products.
          The product offering of the Flow Control business line in the area of flow control valves covers a range of valves, including simple shut-off valves to complex control and automated valves and intelligent valve controllers. The business line also supplies industrial ball valves, butterfly valves and actuators, serving the process industries, commercial heating, ventilation and air conditioning, and original equipment manufacturer markets. The product names used for our valves are Neles and Jamesbury. The Flow Control business line also develops and manufactures intelligent digital positioners and actuators. A positioner transmits information to an

(25)

actuator, which in turn operates a valve. Positioners and actuators are key components of control valves, and Metso Automation typically sells these components with their associated valves as a single unit.
Customer Support Services
          Metso Automation has customer service units in 34 countries. These units, together with local representatives, form an extensive global service network that is also supplemented with remote control solutions. Integration of customers’ systems through communication networks with Metso’s global online service systems enables operations in accordance with our life cycle business concept. Metso Automation’s three expert centers, two in Finland and one in the United States, can monitor online the performance of customer’s pulp and paper mills as well as power and process plants. In addition to fast diagnosis and problem solving, the service is designed to improve process availability and performance, resulting in higher efficiency and product quality.
Markets and Customers
          The following table sets forth the breakdown of Metso Automation’s net sales by geographic area for the three most recent years:

	Year ended December 31,
	2004	2005	2006
	(Percent of total net sales)
Finland	19	20	20
Other Nordic countries	4	4	3
Other European countries	27	25	22
North America	28	28	29
South and Central America	4	4	6
Asia-Pacific	14	15	15
Rest of the world	4	4	5

Total	100	100	100

          The principal customers of Metso Automation operate in the pulp and paper industry as well as in the power, energy, and oil and gas industries. In the pulp and paper industry as well is in power sector, the customers of Metso Automation and Metso Paper are, in many cases, the same pulp and paper companies and mills.
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
          Management believes that Metso Automation is well positioned to develop innovative, technologically advanced and competitively priced products for customers within the pulp and paper industry through its coordinated operations with Metso Paper. In certain cases, particularly when customers purchase complete pulp or paper machine lines, Metso Automation’s systems are sold jointly with Metso Paper. However, in many cases, pulp and paper machinery customers purchase automation systems, measurement devices and control valves separately. Furthermore, Metso Automation can leverage the pulp and paper expertise also in power, energy, oil and gas industries.
Competition
          The process automation industry is highly competitive throughout the world. The principal competitors of Metso Automation are major, multinational process automation and control system companies, such as ABB Group of Switzerland, Emerson Electric Co. and Honeywell International Inc. of the Unites States, Invensys Plc. of the United Kingdom, Siemens AG of Germany, Voith Group and Yokogawa Group of Japan.
          The principal factors affecting competition include reliability and usability of equipment and systems, applications expertise, technical development, ease of installation and configuration, price, availability of

(26)

customer support, reputation, long-term customer relationships and references. Our management believes that Metso Automation is among the leading suppliers worldwide of special measurement and automation systems for the pulp and paper industry.
          Competition in the flow control area, especially in valve business, is characterized by a large number of participants, many of which specialize in a narrow product sector or application area. Key competitors include Emerson Electric Co., Flowserve Corporation, Dresser, Inc. of and Samson International, Ltd. of the United States. Our management believes that Metso Automation has a leading position in the supply of control valves to the pulp and paper industry worldwide.
Recent Developments
          In October 2006, Metso Automation opened a new valve service center in St. Petersburg, Russia.
          In September 2006, Metso Automation expanded its valve assembly plant in Shanghai, China.
          In May 2006, Metso Automation opened a new valve service center in Concepcion, Chile.
          In August 2005, Metso Automation closed its valve manufacturing factory in Chihuahua, Mexico.
Metso Ventures
          The Metso Ventures business area comprised four business lines until December 31, 2006: Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive. Metso Ventures was dismantled on January 1, 2007. Two of the three foundries were transferred under Metso Paper and one under Metso Minerals. Metso Panelboard was transferred under Metso Paper and Metso Powdermet AB was sold to Sandvik AB. See “—Corporate Structure” above for a further explanation of our corporate restructurings.
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
          The following table sets forth certain financial data regarding Metso Panelboard for the three most recent years:

	As of and for the year ended December 31,
	2004	2005	2006
	(EUR in millions, except personnel data)
Net sales(1)	104	112	115
Operating loss(2)	(1)	(3)	(23)
Capital employed	(14)	16	(6)
Gross capital expenditure	1	1	0
Research and development	3	3	3
Order backlog	32	50	42
Personnel	264	281	282

(1)	Includes net sales to Metso’s other business areas of EUR 1 million, EUR 1 million and EUR 0 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 0.7 million for the year ended December 31, 2004.

(27)

     Competition
          Metso Panelboard’s main competitors in complete production lines are G. Siempelkamp Group and Dieffenbacher-Group of Germany. Significant competitors in equipment supplies also include Andritz Corporation of Austria and Pallmann of Germany.
     Markets and Customers
          Metso Panelboard’s engineering and supply operations are located in Finland, Sweden and Germany and products are sold globally. The main markets are Europe and Asia-Pacific, followed by South America as well as North America. Metso Panelboard has supplied its customers with over 900 panelboard production lines. Customers are panelboard manufacturers for the furniture and construction industry. Approximately 70 percent of the panelboard produced with equipment supplied by Metso Panelboard is used in furniture production. The main customers include Finsa Group of Mexico, Masonite Vanachai of Thailand, Krono Group of Switzerland, Masisa S.A. of Argentina, and Sonae Group of Portugal.
          The following table sets forth the breakdown of Metso Panelboard’s net sales by geographic area for the most recent three years:

	Year ended December 31,
	2004	2005	2006
	(Percent of total net sales)
Finland	0	0	0
Other Nordic countries	2	4	2
Other European countries	35	57	29
North America	4	5	12
South and Central America	5	5	25
Asia-Pacific	51	29	20
Rest of the world	3	0	12

Total	100	100	100

     Marketing
          Products are marketed globally through Metso Panelboard’s sales network and sales agents. Our management believes that our ability to supply complete lines and our large installed base of machinery provide an advantage in the wood-based panel industry.
     Recent Developments
          In connection with dismantling of the Metso Ventures business area on January 1, 2007, Metso Panelboard became part of Metso Paper.
     Foundries
          Foundries within Metso Ventures consisted of three foundries: two iron foundries, located in Jyväskylä, Finland and Karlstad, Sweden, which were previously a part of Metso Paper; and one steel foundry, located in Tampere, Finland, which was previously a part of Metso Minerals. Foundries manufacture castings for customers in several engineering industry segments.

(28)

          The following table sets forth certain financial data regarding Foundries for the three most recent years:

	As of and for the year ended December 31,
	2004	2005	2006
	(EUR in millions, except personnel data)
Net sales(1)	75	82	95
Operating profit(2)	7	5	5
Capital employed	25	30	35
Gross capital expenditure	3	6	4
Research and development	0	0	0
Order backlog	28	45	51
Personnel	587	618	657

(1)	Includes net sales to Metso’s other business areas of EUR 34 million, EUR 32 million and EUR 38 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(2)	Includes a reversal of Finnish pension liability of EUR 3.3 million and EUR 0.2 million for the years ended December 31, 2004 and 2005, respectively.
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
          The following table sets forth the breakdown of Foundries’ net sales by geographic area for the most recent three years:

	Year ended December 31,
	2004	2005	2006
	(Percent of total net sales)
Finland	70	72	71
Other Nordic countries	17	17	17
Other European countries	7	3	7
North America	3	4	3
South and Central America	1	1	0
Asia-Pacific	2	3	2
Rest of the world	0	0	0

Total	100	100	100

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

(29)

     Recent Developments
          In connection with dismantling of the Metso Ventures business area on January 1, 2007, two of Metso Ventures’ three foundries were transferred under Metso Paper and one under Metso Minerals.
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
          The following table sets forth certain financial data regarding Valmet Automotive for the three most recent years:

	As of and for the year ended December 31,
	2004	2005	2006
	(EUR in millions, except personnel and vehicle
	data)
Net sales	40	78	109
Operating profit(1)	(13)	6	12
Capital employed	24	30	23
Gross capital expenditure	12	8	2
Research and development	2	1	1
Approximate number of vehicles assembled	10,051	21,233	32,393
Personnel	763	1,068	1,013

(1)	Includes a reversal of Finnish pension liability of EUR 10.4 million and EUR 0.4 million for the years ended December 31, 2004 and 2005, respectively.
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
     Competition
          Specialty cars of the type produced by Valmet Automotive are designed for limited customer segments and production is to an increasing extent subcontracted to external manufacturers. Valmet Automotive is one of the principal manufacturers of convertibles and contract manufacturers of specialty cars in Europe. Valmet Automotive’s principal competitors are Karmann of Germany, Magna Steyr of Austria, and Bertone and Pininfarina of Italy.
          Management believes that Valmet Automotive’s principal competitive advantages are its high-quality and cost-efficiency, the competence of its personnel and its good readiness and flexibility to manufacture new products. In December 2003, Valmet Automotive was granted one of the first ISO/TS 16949 quality certificates in the car industry.

(30)

     Recent Developments
          Following the dismantling of the Metso Ventures business area on January 1, 2007, Valmet Automotive will be reported as a separate financial holding unit under Corporate Office and other.
          Valmet Automotive’s 2006 production volume was about one-and-a-half times higher than in 2005. General uncertainty in the car markets, however, started to reflect also on Valmet Automotive’s production towards the end of 2006. Valmet Automotive announced that its production volumes would be decreased from approximately 150 cars per day in November 2006 to approximately 100 cars per day by April 2007. After the personnel negotiations that had begun in early November 2006, Valmet Automotive gave notice to 222 people in December 2006. After the reductions to be implemented in spring 2007, the personnel of the car manufacturing facility in Uusikaupunki will be approximately 800.
     Metso Powdermet
          Metso Powdermet designed, subcontracted the manufacture of and delivered machine parts based on powder metallurgy and other corresponding advanced manufacturing techniques. It also advised our other businesses in issues related to materials technology. Metso Powdermet’s main external project in recent years involved supplying powder metallurgy parts for the particle accelerator of the European Organization for Nuclear Research, or CERN, located in Switzerland. The project was completed in spring 2006. The need for new material solutions has grown since increased process speeds and efficiencies are placing more stringent demands in the strength and durability of machine parts. Additionally, wear and spare part solutions that are more durable and cost-efficient are being developed for the needs of the service and aftermarket business.
          Metso Powdermet’s net sales totaled EUR 13 million in 2006, compared to EUR 14 million in 2005 and EUR 11 million in 2004. As of December 31, 2006, Metso Powdermet had 15 employees.
     Recent Developments
          Following the decision to dismantle Metso Ventures business area, the business of Metso Powdermet AB in Sweden was sold to Sandvik AB of Sweden in December 2006 for EUR 13 million. Metso recorded a tax-free sales gain of EUR 10 million from the divestment. The resources of Metso Powdermet Oy of Finland were transferred to a new Metso Materials Technology unit, which is part of Metso Minerals.
Discontinued Operations
          In 2006, there were no businesses reported under Discontinued Operations.
          On April 8, 2005, we completed the divestiture of Metso Drives to funds managed by CapMan. Metso Drives, previously part of Metso Ventures, is reported as a separate entity under Discontinued Operations.
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
          On January 30, 2004, we completed the divestiture of the Converting business of Metso Paper to Bobst Group SA of Switzerland. Converting business was reported as a separate entity under Discontinued Operations for the year 2004 until its sale. See “—Corporate Structure” above for a further discussion of our corporate restructurings.

(31)

          The following table sets forth certain financial data regarding Discontinued Operations for the three most recent years:

	As of and for the year ended December 31,
	2004	2005	2006
	(EUR in millions, except personnel data)
Net sales	397	26	—
Operating profit(1)	3	17	—
Capital employed	80	—	—
Gross capital expenditure	6	0	—
Research and development	10	1	—
Order backlog	53	—	—
Personnel	897	—	—

(1)	Includes losses on disposals of EUR 29 million and gain on disposals of EUR 17 million for the years ended December 31, 2004 and 2005, respectively.
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
Converting
          Converting consisted of operations of Italian Valmet Rotomec (“Rotomec”) and United Kingdom based Atlas Converting plc (“Atlas”). Converting offered a wide range of machines for the packaging and printing industries.
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

(32)

We have long-term supply agreements for the delivery of these key materials, with pricing terms following the prevailing market prices. However, we are not dependent on any single supplier and may procure these raw materials and subcomponents from multiple sources, including the open market. In addition, certain of our business areas require special raw materials. For example, Metso Paper requires rubber, polyurethane, composite and hard coatings in the production of paper machines, including roll covers. Also, Metso Minerals requires manganese, which is a mineral of limited global supply, in the production of castings for various wear parts. Also, Foundries within Metso Ventures requires scrap iron. No individual supplier or supply agreement is material to our operations.
          See “Item 3. Key Information—Risk Factors” for a discussion of the risks associated with our reliance on suppliers and subcontractors to procure raw materials and subcomponents.
Seasonality
          Seasonal variations affect, to a relatively limited extent, our net sales. This limited impact is mainly due to seasonality in our customers’ operations. Due to the timing and purchasing decisions in certain of our customer segments, deliveries and sales to such customer segments are typically higher in the fourth quarter and lower during the first quarter than during the other quarters of the year. This applies to all of our business areas. However, large projects, which for us are pulp and paper or mining related, tend to have long delivery timetables and are recognized as sales each quarter based on the percentage of completion. Weather conditions provide an additional reason for some seasonality especially in Metso Minerals’ business for the civil engineering industry. As customers in the northern hemisphere make required machinery investments to construct roads in the region’s summer months, this typically increases deliveries in the second quarter of the year.
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
          We seek to manage our intellectual property rights portfolios in a way that supports both competitiveness and technology leadership in our businesses. For example, our patent portfolio, including approximately 7,500 patents and approximately 2,900 pending applications, is regularly evaluated, screened and developed with current and future business needs and possibilities in mind to raise the value/cost ratio of the portfolio.
          In 2006, our employees filed approximately 710 invention disclosures. We sought protection in the form of new priority patents for more than 210 inventions relating to the products and services of all our business areas.
Governmental Regulation and Environmental Matters
          Our operations are subject to various local laws of the countries in which we operate, including the United States federal, state and local environmental laws and regulations. Under various environmental laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), a current or former owner or operator of property may become liable for the costs of remediation of certain hazardous substances on its property, regardless of whether the owner or operator knew of, or was responsible for, the release of such substances. In addition, a generator of hazardous substances may be responsible for all or a portion of remedial costs at offsite disposal locations.
          Metso Minerals Industries, Inc. or its predecessors (“MMII”) have been named, together with a number of other parties, as a potentially responsible party (“PRP”) for the remediation of two Wisconsin landfills (Hunt and Muskego), which have been designated as superfund sites under CERCLA. As a PRP, MMII is jointly and severally liable for the clean-up costs of such sites. With respect to Hunt landfill site, MMII, together with the other named PRPs, has entered into a consent decree with the United States government pursuant to which MMII and such other parties have agreed to pay the clean-up costs. MMII has a 6.3 percent share of the clean-up costs and has paid USD 406,250 for its share. Construction of the selected remedy for the Hunt site was completed in 1996. Remaining obligations at the site relate to maintenance and monitoring of the selected

(33)

remedy and provide reporting to government agencies. Based on advise from environmental consultants and amounts remaining in applicable generator trusts and related accounts, no additional contribution is contemplated. With respect to the Muskego site, there is an administrative order in place, and no activities at the Muskego site have occurred since 1996. Management estimates that MMII’s maximum remaining liability, including remediation liability, with respect to the Hunt and Muskego sites will not exceed the currently established reserve of USD 267,000.
          MMII also has four sites at which it is undertaking environmental investigations and/or other remediation under applicable U.S. State law and regulatory oversight.
          The first is a former manufacturing site in Mt. Olive, New Jersey in the United States, which Metso sold in December 2003. Among other liabilities, now resolved, liabilities for certain groundwater contamination issues were retained by MMII. In addition to this work, MMII was also required by the New Jersey Department of Environment Protection (“NJEDEP”) to conduct a baseline ecological evaluation of the property. The basic purpose of such evaluation is to determine whether site-related contamination presents a risk to or has impacted environmentally sensitive areas within or adjacent to the property. Such evaluation, together with a recommendation that no further ecological evaluation or testing be conducted at the site, was submitted to the NJDEP by MMII’s prior environmental consultant. NJDEP has yet to respond, and there can be no assurance that the NJDEP agrees with such recommendation. MMII has retained a new environmental consultant to continue with all work at the site – both with regard to the groundwater and the baseline evaluation. A remedial work plan has been submitted to NJDEP regarding the groundwater and work has commenced. However, taking into account (i) that we have purchased a pollution legal liability insurance policy for the site, which generally covers, subject to standard exclusions, clean-up costs, bodily injury and property damage for pre-existing and unknown pollution conditions, and (ii) that extensive prior remediation activities at the site have already been conducted, we do not anticipate any ultimate liability at the site to be material. The estimated reserve required for the remediation measures relating to the groundwater contamination and the completion of the baseline evaluation process stands today at USD 440,000.
          The second site is a former manufacturing property in Danville, Pennsylvania. Both soil and groundwater are contaminated with various contaminants from the historic manufacturing processes. In conjunction with the state of Pennsylvania Department of Environmental Protection (“PADEP”), an approved remediation plan was developed and some soil was remediated. MMII retained new environmental consultant. Areas of concern, including a neighboring parcel, are being investigated for probable remediation pursuant to a PADEP-approved plan. USD 953,000 has been reserved for estimated remediation costs.
          The third site is MMII’s former manufacturing facility in Pittsburg, Kansas. The Kansas Department of Health and Environment (“KDHE”) has advised MMII that the soil and groundwater at the site and soil at a nearby foundry sand disposal location allegedly used by an MMII predecessor contains various contaminants. MMII has reviewed the KDHE consultant report on the manufacturing site and disputes the findings with regard to the concentrations of contaminants. Nevertheless, in lieu of an enforcement action by the KDHE, MMII has entered a KDHE voluntary cleanup program relative to the manufacturing site and has commenced work pursuant to a KDHE-approved plan. As to the foundry sand site, i.e., the fourth site, MMII has been notified by KDHE of its intent to seek cleanup by MMII on a voluntary or involuntary basis. MMII has retained the same legal and environmental consultants it is using in the factory site. Initial review of KDHE findings is that foundry sand alleged to have been place by its predecessor company does not contain the contaminants complained of. Approximately USD 285,000 has been reserved for estimated legal fees and investigation and remediation costs for both the plant and the foundry disposal sites.
          MMII, through its Reedrill business that was divested on December 31, 2004, was earlier identified as a PRP in a CERCLA site for which it may be allegedly responsible. MMII responded in March 2000 to an EPA request for information and identified predecessor companies as the potentially responsible parties. To date, no response by EPA has been received.
          Metso Panelboard, currently part of the Metso Paper business area, has previously owned a site with certain environmental concerns. The site, located in Belgium, was owned by Constructiewerkhuizen De Mets N.V., a company divested in 2001. Pursuant to the sale agreement, we are required to provide the purchaser with an environmental certificate by the Belgian authorities, to the effect that the soil at the so-called New Workshop site has not been contaminated. Consequently, a third party conducted environmental studies and assessed the site. OVAM (Belgian environmental authority) accepted the descriptive soil study in the fall of 2005. The study included 13 phases in total and indicated that groundwater has been polluted by chlorinated hydrocarbons but that soil has not been polluted. The use of the chemicals found in the groundwater ended at site in 1989. The

(34)

precautionary measures to prevent the spreading of this historical pollution with the flow of groundwater started in January 2005. A pilot testing for cleaning method is presently pending at the site and is expected to be completed in the spring 2007. Thereafter, the cleaning plan will be presented for acceptance to OVAM. In accordance with the conditions of the sale agreement, we have estimated that our remaining responsibility for remediation costs will be limited to the currently established reserve of EUR 0.7 million.
          Metso Automation USA Inc. has been involved with the remediation of the former Hammel Dahl site in Warwick, Rhode Island, the United States. This remediation has involved both air sparging and excavation to remove soil contamination by chlorinated hydrocarbons and various non-aqueous petroleum liquids. We are currently monitoring groundwater in a number of test wells. Based on the latest results, we have discussed terminating our activities with the Rhode Island Department of Environmental Management (“RIDEM”) and expect a decision on this in the near future. We do not anticipate significant future costs unless RIDEM changes the requirements significantly.
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
          In 2006, we signed the United Nations Global Compact initiative, in which we have been approved as a member. By supporting this initiative, we commit to voluntarily working to advance human rights, labor standards, the environment, and anticorruption. We have also endorsed the International Chamber of Commerce (“ICC”) Business Charter for sustainable development in 2000, which compliments the environmental management principles of our own environmental policy.
          The key tools for our environmental management are the ISO14001-compliant environmental systems. We target that our most significant production sites comply with such systems in the future. In 2006, the ISO14001 certification was awarded to Metso Paper Beloit Service Center in the United States, and currently a total of 37 sites have such a certification. By the end of 2006, the ISO14001 systems covered 55 percent of the production value of our continuing operations. When systems currently under development will be certified, 73 percent of our production activity will be covered.
          In 2006, Metso was included on the following sustainability indexes: Dow Jones STOXX Sustainability Index, FTSE4GOOD Index, Ethibel Sustainability Index, ASPI Eurozone Index, Nordic Sustainability Index, SIX/GES Ethical Index Nordic and Kempen/SNS Smaller Europe SRI Index.
          We are committed to full compliance with all applicable national and international laws, regulations and generally accepted practices. Our environmental reporting procedure covers operating sites with significant environmental impacts. To our best knowledge, overall compliance with site-level permit conditions was proper in 2006. No major non-compliance situations were observed. Minor clean up, monitoring or investigation activities are being carried out at several sites as indicated above. In 2006, we recognized provisions of EUR 3 million in our financial statements relating to potential soil remediation requirements. However, our management anticipates that these cases do not result in material financial consequences for us and is not aware of any other current environmental matters that could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

(35)

Property, Plants and Equipment
          Our principal executive offices are located at Fabianinkatu 9 A, Helsinki, Finland.
          As of December 31, 2006, our principal office and manufacturing facilities included the following:

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities
Metso Corporation
Helsinki, Finland	Owned	86,920	Corporate head office

Metso Paper
Jyväskylä, Finland	Owned	1,057,948	Large-sized Paper Machines
Järvenpää, Finland	Owned	622,596	Paper Finishing Machines
Valmet-Xian, Xi’an, China(1)	Leased	533,890	Paper and Board Machines, Foundry, Air Drying Systems
Shanghai, Jiading, China	Owned	436,049	Paper and Board Machines, Foundry
Sundsvall, Sweden	Owned	424,417	Pulping Machinery
Karlstad, Sweden	Owned	421,224	Board and Tissue Machines
Laem Chabang, Thailand	Owned	312,524	Service Center
Karlstad, Sweden	Owned	243,176	Large-sized Cooking Machines
Karlstad, Sweden	Leased	193,884	Large-sized Cooking Machines
Valkeakoski, Finland	Owned	199,652	Mechanical Pulping, Refiner Segments, Stock Preparation Equipment and Systems
Gothenburg, Sweden	Leased	192,582	Environmental and Energy Technology Processes
Appleton, Wisconsin, United States	Owned	144,000	Finishing Products, Roll Service
Turku, Finland	Leased	140,567	Air Drying Systems
Columbus, Mississippi, United States	Owned	149,079	Roll Covering
Aiken, South Carolina, United States	Owned	127,700	Roll Covering
Turku, Pansio, Finland	Leased	125,938	Air Drying Systems
Neenah, Wisconsin, United States	Owned	111,360	Roll Covering
Cernay, France	Leased	110,312	Roll Covering
Clarks Summit, Pennsylvania, United States	Owned	110,000	Roll Covering
Curitiba, Brazil	Leased	107,670	Service Center for Cooking and Fiberlines, Small Parts for Recovery and Power Boilers
Pfungstadt, Germany	Owned	95,488	Service Center
Tampere, Finland	Leased	91,386	Roll Factory
Gorizia, Italy	Owned	89,179	Air Drying Systems
Biddeford, Maine, United States	Owned	88,000	Tissue Air Drying Systems, Tissue Process Services for Paper Machines
Beloit, Wisconsin, United States	Leased	86,800	Service Center
Oulu, Finland	Owned	82,258	Roll Covering
Hollola, Finland	Owned	77,149	Roll Handling
Hagfors, Sweden	Owned	70,865	Refiner Segments
Järvenpää, Finland	Leased	68,049	Paper Finishing Machines
Montreal, Canada	Leased	65,459	Service Center, Components
Federal Way, Washington, United States	Owned	62,683	Roll Covering
Como, Italy	Leased	54,311	Paper and Board Machine Rebuilds
Thunder Bay, Canada	Leased	50,908	Air Drying Systems
Wuxi, China	Owned	50,388	Service Center
Melbourne, Australia	Owned	49,060	Service Center
Corbehem, France	Leased	48,450	Roll Covering
Shanghai, P.R. China	Leased	43,670	Logistics Center
Sorocaba, São Paulo, Brazil	Owned	47,371	Service Center
Sävsjö, Sweden	Owned	47,901	Steam and Hot Water Boilers

(36)

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities
Florence, Alabama, United States	Owned	40,000	Woodhandling
Valkeakoski, Finland	Leased	32,832	Mechanical Pulping, Refiner Segments, Stock Preparation Equipment and Systems

Metso Minerals
Sorocaba, São Paulo, Brazil	Owned	740,260	Rock Crushers, Vibrating Equipment, Castings, Rubber manufacturing
Isithebe, South Africa	Leased	602,140	Manganese Wear Parts
Mâcon, France	Owned	532,723	Rock Crushers and Vibrating Equipment
Tampere, Finland	Owned	510,990	Rock Crushers, Mobile Crushing Equipment
Düsseldorf, Germany	Owned	420,223	Metal Recycling Machines
Vereeniging, South Africa	Owned	330,386	Rock Crushers, Pave parts
Sala, Sweden	Owned	247,570	Slurry Pumps and Process Equipment
Trelleborg, Sweden	Leased	242,100	Rubber Manufacturing
Columbia, South Carolina, United States	Owned	203,000	Vibrating Equipment and Spare Parts
Viña del Mar, Chile	Owned	176,465	Wear Protection and Conveyors
Warrenton, Missouri, United States	Owned	150,000	Wire Screen Media Manufacturing
Clarksdale, Mississippi, United States	Leased	138,400	Conveyor Component Manufacturing
Newcastle, Australia	Owned	132,500	Vibrating Equipment and Spare Parts
York, Pennsylvania, United States	Owned	131,965	Mill Equipment and Parts
Kongsvinger, Norway	Leased	107,639	Conveyor Belts
Tampere, Finland	Owned	96,875	Conveyor Belts
Ersmark, Sweden	Owned	95,800	Rubber Manufacturing
Vicálvaro, Spain	Owned	80,000	Rock Crusher Spare Parts and Vibrating Equipment
Portland, Oregon, United States	Owned	70,968	Rock Crusher Service and Spare Parts
Ahmedabad, India	Owned	63,399	Castings and Parts for Rock Crushers and Pumps
Matamata, New Zealand	Owned	62,400	Rock Crushers and Spare Parts
Belleville, Canada	Owned	58,000	Idler Manufacturing
Dungannon, Northern Ireland	Owned	56,000	Mobile Screens
Bawal, India	Owned	53,819	Rock Crushers, Vibrating Equipment and Pumps
North Bay, Canada	Owned	55,000	Rubber Manufacturing
Perth, Australia	Owned	48,438	Rubber Manufacturing
Moers, Germany	Owned	47,361	Conveyor Belts
Tianjin, China	Owned	46,466	Rock Crushers
Evergem, Belgium	Leased	46,285	Conveyor Belts
San Antonio, Texas, United States	Owned	40,000	Office, Metal Recycling Machines
Gällivare, Sweden	Leased	37,674	Maintenance and Service Parts to Mines

Metso Automation
Helsinki, Finland	Leased	442,400	Office, Valve and Accessories Manufacturing and Testing
Tampere, Finland	Owned	323,300	Office, Automation Systems Manufacturing and Testing
Shrewsbury, Massachusetts, United States	Owned	175,000	Office, Valve and Accessories Manufacturing and Testing
Jin Qiao, Shanghai, China(1)	Owned	173,000	Office, Valve Manufacturing
Wai Gao Qiao, Shanghai, China	Leased	121,000	Office, Valve Manufacturing
Lithia Springs, Georgia, United States	Leased	78,125	Valve Assembly and Testing
Kajaani, Finland	Leased	73,800	Office, Specialty Analyzers Manufacturing and Testing
Lansdale, Pennsylvania, United States	Leased	72,100	Office, Control Systems Manufacturing

Metso Ventures
Uusikaupunki, Finland	Owned	1,216,000	Car Assembly

(37)

	Owned or
Location of Facility	Leased	Size (sq.ft)	Principal Activities
Karlstad, Sweden	Owned	526,258	Foundry
Jyväskylä, Finland	Owned	394,000	Foundry
Tampere, Finland	Owned	288,020	Foundry
Hannover, Germany	Leased	41,441	Office, Energy plants, press
Nastola, Finland	Leased	35,572	Office, Particleboard line machines
Sundsvall, Sweden	Leased	10,700	Office, MDF line machines

(1)	Joint Venture, see “ — Associated Companies and Joint Ventures” below.
          Our management believes that the production capacity of each of our production plants is adequate and suitable for our current business needs and that suitable additional or alternative space would be available in the future, if necessary, on commercially reasonable terms.
Significant Subsidiaries
          The majority of our operating assets in Finland and outside of Finland are held through regional or divisional subsidiaries. As of December 31, 2006, our significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, were as follows, each of which is wholly owned by Metso Corporation:

Company Name	Country of Incorporation
Metso Paper Oy	Finland
Metso Svenska AB	Sweden
Metso Belgium N.V.	The Netherlands
Metso USA Inc.	United States
Metso Minerals Oy	Finland
Associated Companies and Joint Ventures
          We currently own 35.8 percent of Allimand S.A., which, as of December 31, 2006, had an equity value of approximately EUR 5 million; 48.3 percent of Valmet-Xian Paper Machinery Co. Ltd., which had an equity value of approximately EUR 7 million; 50.0 percent of Shanghai Neles-Jamesbury Valve Co. Ltd., which had an equity value of approximately EUR 4 million; and 48.2 percent of Avantone Oy, which had an equity value of approximately EUR 0 million.
Item 4A. Unresolved Staff Comments.
          Not applicable.
Item 5. Operating and Financial Review and Prospects.
          The following discussion and analysis by our management concerning the financial condition and the results of operations of Metso should be read together with the consolidated financial statements included in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net income and shareholders’ equity reported under IFRS to the amounts determined under U.S. GAAP, and a discussion of the principal differences between IFRS and U.S. GAAP are set out in Note 39 to our consolidated financial statements, included elsewhere in this annual report.
Business Overview
Our Customers and Markets
          Our main customers operate in the pulp and paper, mining and construction as well as energy industries. Certain important trends apply to these industries, which have an effect on our operations. Service, refurbishment and rebuilds business, which is driven by the installed base of machinery and equipment, has

(38)

been growing especially in Europe and North America, where our customers have been focusing more on efficiency improvements for their existing processes rather than investing on new machinery or equipment. Demand for new machinery and equipment focuses on areas with strong economic growth and/or good availability of raw materials required, which supports demand for pulp and paper as well as mining and construction investments. Such areas include Asia and South America. Accordingly, we are in the process of adapting our own organization in Europe and North America by cutting new machine and equipment related resources and strengthening aftermarket and process service related resources, while, in the growing markets of Asia and South America, we have increased our new machine and equipment related resources.
          We operate in industry segments that are sensitive to business cycles. Our management believes that in the long-term, the effects of cyclical fluctuations are offset by the geographical scope of our operations, the wide range of customer industries we serve, and the more consistent aftermarket business, which accounts for more than one-third of our net sales. Also, our flexible operating model and cost structure as well as increased outsourcing in the production chain support our profitability through different business cycles.
          We have determined that the size of our global target markets is approximately EUR 37 billion. In our definition, our target markets cover the customer industries, or the parts of them, that use machines, equipment or services manufactured or supplied by Metso or our competitors. We estimate that the size of our target market in the pulp and paper industry is approximately EUR 14 billion, in the mining and construction approximately EUR 12 billion and the energy industry approximately EUR 11 billion.
          Based on studies of various independent research institutions, such as ARC, Freedonia Group, Pöyry Corporation and European Renewable Energy Council as well as our own analysis, our management estimates that the demand for all of our main products is growing. Looking ahead to 2014, the demand for machinery and equipment is projected to grow by approximately 9 percent annually in the mining industry and by approximately 7 percent annually in the power generation industry. The demand for distributed control systems and valves is projected to grow by over 5 percent annually and the demand for machines and equipment for construction and metal recycling by approximately 5 percent annually. The demand for pulp, paper and board machines and the related services is projected to grow by over 3 percent annually.
Business Drivers and Trends
          Metso Paper. We estimate that there will be fewer than ten new, wide paper machines commissioned in the world annually. On the other hand, the sizes and speeds of the machines have increased. The production capacities of new pulp mills have almost doubled during the last ten to 15 years as a result of advancements in equipment technology. In their investment decisions, our pulp and paper customers are emphasizing the return on their investment and are aiming to continuously reduce the operating and investment costs of production lines to secure their competitiveness. This has been the prevailing trend especially in Europe and North America. In addition to major capital investments, our customers are interested in smaller-scale rebuilds and process improvements and in maintenance services. We estimate that Metso Paper has delivered approximately one-half of the world’s paper machine capacity, approximately 40 percent of the pulping line and tissue machine capacity and about one-third of the board machine capacity. Metso Power, which is currently a part of Metso Paper, has delivered approximately 40 percent of the pulp industry’s recovery boilers and approximately one-quarter of the world’s industrial-sized bio- and multi-fuel fluidized bed boilers.
          Most of Metso Paper’s net sales continue to originate from the Nordic countries, Western Europe and North America. Demand for new machines and equipment used in the production of pulp, paper and board is, however, increasing faster than average in Asia and South America. The majority of the new pulp, paper and board mills are built for these growing markets. In recent years, over one-half of the world’s new paper and board production capacity has been built in China, where paper and board consumption is increasing as a result of the rising standard of living, the growing demand for printed material, and the growth in the manufacturing industry, which uses packaging materials. The focus of investments in Europe and North America is on rebuilding the aging machine and equipment base and on aftermarket services.
          New chemical pulping lines that use fast-growing, short-fiber eucalyptus and acacia trees from local plantations as a raw material are investment targets, especially in South America and Southeast Asia. Moreover, labor costs in South America are lower than in Europe and North America, and therefore pulp production is rapidly increasing in that region. China is also expected to increase its own pulp production as paper production in the area increases. India’s investments in paper and packaging material production are estimated to increase in upcoming years along with the country’s strong economic growth. Investments also in Russia, particularly in

(39)

the pulp industry, are estimated to grow along with the increasing utilization of the country’s vast forest resources.
          The consumption of packaging board is growing especially in China, where the lower cost levels have attracted consumer goods industry companies from Western countries and Japan. Recycled fiber is used increasingly as a raw material for board and paper and is imported to China mainly from the United States. The increasing demand for daily consumer goods in emerging markets requires an increase also in the production of interior packaging materials in these areas. Advancements in converting and printing methods related to packaging materials has led to higher quality requirements for board, which is reflected in the increased demand for board machine rebuilds. Particularly in Europe, the board machines are being rebuilt to produce thinner and lighter weight grades.
          Our management expects that the demand for tissue machines will grow particularly in emerging markets, especially in Asia. The demand on these markets has mainly concentrated on small and low-priced machines. Our management estimates that there will be a demand for the bigger Through-Air Drying (TAD) machines in the future, especially in North America.
          The demand for power boilers is developing favorably. In North America and Europe, the demand is increased by the rebuilding and replacement of old power production capacity with new multi-fuel solutions that are more efficient and environmentally friendly. The good demand is expected to continue in Asia due to strong economic growth.
          Metso Minerals. We estimate that Metso Minerals has supplied approximately 50 percent of the world’s grinding mills and metal crushers in use, 30 percent of the crushers and 5 percent of the screens. The recent strong growth in demand for new machines and equipment will also increase the growth opportunities for aftermarket services. Additionally, in many instances, mining customers have outsourced their maintenance operations to focus on their core businesses.
          The mining industry annually processes approximately 5 billion tons of metal ores and 3 billion tons of industrial minerals. The focus of mining industry investments is shifting to the southern hemisphere. In North America and Europe, the mining industry demand is weighted towards the aftermarket and service business, although certain new mining projects have also been launched in recent years as the result of high metal prices. The majority of Metso Minerals’ mining customers are engaged in the field of hard rock mining. The main metals mined by our customers are iron, copper and gold. Iron is produced the most in Australia and Brazil, copper in South America and the United States, and gold in South Africa.
          The most significant factor affecting the increasing demand for minerals has been the strong economic growth in China and other developing economies. Mining companies have tried to respond to the higher demand by increasing the production capacity of their existing mines and by initiating new mining projects. High mineral prices have also made previously unprofitable mining projects more attractive. However, the mining sector’s lack of resources, especially experienced project managers and engineering personnel, will stabilize the capacity growth for the longer term, and, in some cases, investment project schedules have been postponed. Our management expects that the good business cycle in the mining industry will continue also in the upcoming years.
          Crushed rock is the most commonly used raw material in the world. The construction industry, for example, uses approximately 20 billion tons of aggregates annually. GDP and population growth increase infrastructure construction, and thus, the demand for aggregates. Stricter environmental requirements limit the use of natural gravel and sand, but increase the use of crushed rock and also recycled aggregates. To increase operational flexibility and efficiency, customers are transitioning to the use of mobile crushing plants instead of stationary ones.
          Our management believes that the demand for aggregates will grow due to large-scale infrastructure investments. For example, the Chinese government is planning to build 50,000 kilometers of four-lane roads by 2020. Russia is planning to build 245,000 kilometers of new roads by 2025. The United States has allocated nearly USD 300 billion for the development of the country’s transportation infrastructure in 2004-2009. The new member countries of the European Union need an estimated 14,000 kilometers of highways, and the estimated cost of improving the entire European Union traffic network is EUR 600 billion. One of the infrastructure projects in India is the Golden Quadrilateral project connecting four major cities with 6,000 kilometers of highways. The cost estimate of this project is USD 50 billion. Additionally, India’s national

(40)

highways development program is planning to expand 10,000 kilometers of roadways into four-lane roads by 2012.
          The demand for scrap metal is expected to remain strong in the upcoming years due to high raw material prices and strong demand for refined metals. Steel companies are increasingly using scrap metal instead of virgin iron ore in their production. The demand for recycled scrap metal is expected to grow annually by approximately 5-6 percent.
          Metso Automation. New pulp and paper industry investments are focused mainly in Asia and South America. The aging machine and equipment base in Europe and North America is increasing the demand for performance-enhancing solutions and services for production lines. This is estimated to increase the importance of automation, for example, in preventive condition monitoring.
          The energy industry is in need of increased production capacity, both in growing and in emerging markets. Active investments in new production capacity and in modernizations to existing plants are estimated to continue. Good management of energy production and its environmental impact requires the application of diverse automation and flow control solutions in production. Various biofuels, like ethanol, are quickly emerging alongside fossil fuels. Growth in the production of biofuels is also expected to increase the demand for automation products, especially in valves.
          Demand for oil has continued to grow because of the increased consumption in emerging markets in particular, and the current oil refining capacity is insufficient in relation to the demand for end products. This has led to a sharp rise in the price of crude oil and petroleum products as well as to the construction of new refining capacity, particularly in the Middle East and Asia, and to the modernization of existing production plants. In its operations, Metso Automation takes into consideration also the increased safety and environment-related requirements of its customer industries.
          Aftermarket operations, including life cycle, expert and maintenance services to improve the performance of factories and plants, make up approximately one-quarter of Metso Automation’s business. In addition, a significant part of sales is similar to the aftermarket business, i.e., new equipment replaces previously delivered equipment.
Key Management Issues
Key Management Issues in 2006
          In 2006, the key issues in our management were to deliver strong net sales growth to support sustainable profit development and to strengthen our market leadership positions. We continued our efforts to further improve our competitiveness, productivity and operational quality as well as to enhance customer satisfaction. We also complemented our offering through complementary acquisitions. Furthermore, we put special emphasis on strengthening our sales, customer service, sourcing and manufacturing closer to our customers in emerging markets, such as China, India and South America. For a discussion of our strategy, see “Item 4. Information on the Company — Strategy.”
          In 2006, our orders received increased by 20 percent compared to 2005, with growth coming from all business areas. The growth in orders was proportionally strongest at Metso Minerals and Metso Automation. At the end of 2006, our order backlog was EUR 3,737 million, which included a EUR 727 million order backlog from the Pulping and Power businesses acquired from Aker Kvaerner. We estimate that approximately 80 percent of the order backlog will be delivered in 2007. With assumed stable demand for aftermarket services, we believe that this creates a good basis for the strong volume growth to continue.
          In 2006, our net sales increased by 17 percent for a second year in a row. Almost all of this growth was attained organically and was due both to the continuing good market situation and to strengthened competitiveness. The growth was attributable to all business areas, but was strongest at Metso Minerals. Our operating profit was EUR 457.2 million, or 9.2 percent of net sales. The improvement in profitability was mainly attributable to strong volume growth, especially at Metso Minerals. The selling, general and administrative costs were under strict control in spite of the strong growth in net sales. Gross margins improved during the year at Metso Minerals and Metso Automation. Due to the decreased proportion of aftermarket sales and certain low-margin project deliveries, Metso Paper’s gross margins declined in 2006.
          The Chinese paper machine factory that we acquired in August 2006 strengthens our competitiveness in Asia’s paper and board machine markets, and going forward, we will also be able to manufacture strategic core

(41)

components for paper machines at this Chinese factory. During 2006, we expanded our delivery capability by expanding Metso Minerals’ production facility in Tampere, Finland, by opening a new crushing and screening equipment factory in Columbia, South Carolina, in the United States and by increasing our foundry capacity in Brazil, South Africa, India and Finland. During 2006, we also increased the efficiency of procurements and outsourcing. Our procurement volumes have increased the most in South America and Asia. Our aim is to utilize global sources and countries with lower cost levels for our procurements.
          In line with our strategy, we made a few complementary acquisitions in 2006. The biggest acquisition was the acquisition of Aker Kvaerner’s Pulping and Power businesses that was completed on December 29, 2006. The acquisition enables us to deliver complete pulp mills, modernizations and maintenance services and to serve our new customers in the power industry. See “— Recent Acquisitions and Divestments” below.
          Our goal is to transform from a product-oriented company to a more service-oriented company, and to strengthen the position of the aftermarket business throughout Metso. In 2006, our aftermarket business volume increased by 10 percent to EUR 1.7 billion. The growth came from Metso Minerals, fuelled by the high utilization rates in the mining and construction industry. There was minimal growth in Metso Paper and Metso Automation’s aftermarket business. In order to strengthen our aftermarket business, in 2006, we acquired two companies in Sweden, Svensk Gruvteknik AB and Svensk Pappersteknik AB, that specialize in the aftermarket business and serve the mining and paper industry. Metso Paper also opened a roll services site in Borlänge, Sweden, and decided to expand the Wuxi service center in China. Metso Minerals focused on the development of customer service products. The aim is to improve the selling of services, and to ensure service quality and competitive production. Metso Automation opened two new valve service centers, one in Concepcion, Chile, and the other in St. Petersburg, Russia. Additionally, Metso Automation increased the number of service personnel both in growing and in developed markets.
          We upgraded our financial targets in October 2006. The increased financial targets indicate that we currently have the ability and the resources to fully invest in growth, without compromising the continuous improvement of current operations. At the same time, we also upgraded our dividend policy to state that at least 50 percent of our earnings per share will be distributed to our shareholders each year. For a discussion of our strategy, see “Item 4. Information on the Company—Strategy—Financial Targets,” and for a discussion of our dividend policy see “Item 8. Financial Information—Dividend Policy.”
          Even though the 2006 financial results were record setting for Metso, we continue to see opportunities to improve our performance. The main focus at Metso Paper is on improving profitability. Aftermarket development, continuous improvement of productivity and further cutting non-quality costs remain on our agenda as means to further boost our profitability. In Metso Minerals and Metso Automation, we will be investing in supply chain management and in securing our delivery capability to respond to the growth. In addition, we are continuing to strengthen our presence in emerging markets to secure our longer-term development. For a discussion of our strategy, financial targets and outlook for 2007, see “Item 4. Information on the Company—Strategy.”
Key Management Issues in 2005 and 2004
          In 2005, the key issues in our management were to secure continued positive profitability improvement in all our business areas as a result of the restructuring actions taken in 2003-2004 and to simultaneously exploit the favorable development in the market environment. In Metso Paper, we still continued our restructuring actions mainly during the first half of the year while in the other business areas the focus was clearly moved from restructuring to continuous improvement.
          In 2004, the key issues in our management were to improve the profitability of our business areas and strengthen our balance sheet. We continued to implement the corporate-wide cost restructuring program and launched a new, additional renewal program in Metso Paper. During the year, we made a few important structural decisions that further concentrated our operations around our future core by divesting three sizeable businesses. These divestments helped us in reaching our target of reducing our debt level. We also strengthened our balance sheet by concentrating on working capital management. After a couple of years of weak market conditions, the market situation in two of our business areas started to improve during the year 2004. Metso Minerals saw increased demand in the construction equipment business in North America and Asia while mining industry investments also clearly picked up. For Metso Automation, the power, energy, oil and gas segment saw a clear improvement.

(42)

          In June 2004, we launched a program for the renewal of Metso Paper’s business concept, which targeted to streamline the cost structure. The main locations affected by the measures were in the Finnish, Swedish and North American operations. The measures comprised personnel reductions in certain administrative and production functions, disposals of non-core sites and global reorganization of the Tissue business line. In 2005, nonrecurring costs of EUR 7 million were recorded relating to the business concept renewal program in addition to EUR 24 million recognized already in 2004. The program was completed during 2005. The annual savings generated by the business concept renewal program are estimated at more than EUR 43 million of which three-fourths materialized in 2005 and annual cost savings were fully visible in 2006.
          In June 2003, we launched a Metso-wide efficiency improvement program aiming to reach substantial cost savings. The plan included streamlining of sales and administrative organizations and closing down of production sites in the United States and Europe. The efficiency improvement program was completed in all our business areas during 2004. The program is estimated to have resulted in annual savings of slightly over EUR 100 million, which is in line with the original target. As a result of the efficiency improvement program, our personnel was reduced by approximately 2,000 persons. The costs of the program were approximately EUR 93 million, of which EUR 14 million was recorded in 2004.
Recent Acquisitions and Divestments
          The most significant development since the formation of Metso through the merger of Valmet and Rauma was our acquisition of Svedala in 2001 in order to build ourselves into a globally leading player in rock and minerals processing, alongside our similar position in the pulp and paper industry. In 2002-2003, we focused on developing our corporate structure further by divesting several businesses that were not considered integral parts of Metso. Following the launch of our new profitable growth strategy in August 2005, we have actively been looking for growth also through complementary acquisitions.
          The most significant of the recent complementary acquisitions is the acquisition of the Pulping and Power businesses from Aker Kvaerner that we completed on December 29, 2006. The acquired Pulping and Power businesses were consolidated in our balance sheet at December 29, 2006, but they do not have a material impact on our 2006 income statement. The estimate acquisition price is EUR 341 million including EUR 6 million costs related to acquisition and EUR 52 million acquired net cash, see Note 12 to our audited financial statements for further details. The acquisition cost exceeded the book value of the acquired business by EUR 384 million, of which EUR 154 million was allocated to following intangible assets: technology, customer relations and order backlog, in accordance with IFRS principles. The intangible assets will be annually amortized over their economic useful life, thereby reducing the operating result, but with no cash flow effect. The amortization of intangible assets resulting from the transaction is estimated to be EUR 37 million in 2007, EUR 20 million in 2008, and EUR 13 million thereafter. The rest of the transaction price, EUR 271, exceeding the fair value of the net assets acquired is goodwill, which is not amortized but subject to an annual impairment test.
          We estimate that the annual cost-based synergies to be derived from the Pulping and Power acquisition amount to EUR 20-25 million. We estimate that about one-third of this will be realized during 2007. We estimate that the one-time costs arising from the integration amount to approximately EUR 10 million and realized primarily during 2007. Our management estimates that the transaction will have a positive effect on our operating profit before the integration costs and on our cash flow from operating activities in 2007.
          On December 29, 2006, we also completed the divestment of the remedy package related to the acquisition of Aker Kvaerner’s Pulping and Power businesses to Canadian GL&V. The remedy package comprised of the following Metso’s and Aker Kvaerner’s overlapping areas: Kvaerner Pulping’s pulp washing, oxygen delignification and bleaching businesses as well as Metso’s batch cooking business and its licensing back to Metso. The clearance received from the European Commission on December 12, 2006 to the acquisition of the Pulping and Power businesses from Aker Kvaerner was conditional on the divestment of the remedy package.
          Had the acquisition of the Pulping and Power businesses from Aker Kvaerner occurred on January 1, 2006, our net sales would have increased by approximately EUR 600 million. The calculation of pro forma net income of the acquired businesses would be impracticable considering the effects of the acquisition cost.

(43)

          On December 14, 2006, we acquired the remaining 35 percent minority interest of Metso-SHI Co., Ltd. in Japan from Sumitomo Heavy Industries. The company had represented Metso Paper and Metso Automation on the Japanese markets. The transaction price was EUR 2 million.
          On December 29, 2006, we finalized the divestment of Metso Powdermet AB in Sweden to Sandvik AB. The transaction price was EUR 13 million and we recorded a tax-free sales gain of EUR 10 million from the divestment in 2006.
          On September 19, 2006, we agreed to acquire business operations of two Swedish companies Svensk Gruvteknik AB and Svensk Pappersteknik AB to strengthen our aftermarket business. The total purchase price was EUR 4 million. The acquired businesses were transferred to Metso on October 1, 2006 and they are included in the figures of Metso Minerals and Metso Paper from that date.
          On August 31, 2006, after the relevant regulatory approvals from the Chinese authorities were received, we completed the acquisition of a Chinese paper machine manufacturer Shanghai-Chenming Paper Machinery Co. Ltd. at a cash price of EUR 12 million and debt assumed of EUR 19 million. The company is consolidated into Metso Paper from September 1, 2006. The company’s new name is Metso Paper Technology (Shanghai) Co., Ltd.
          For the year ended December 31, 2006, the net sales of the businesses acquired in 2006, which have been included in Metso’s consolidated financial statements, amounted to EUR 6 million and their net loss was EUR 2 million. Had the acquisitions occurred on January 1, 2006, Metso’s net sales would have increased by EUR 15 million and net income would have decreased by EUR 8 million.
          In August 2005, we acquired Texas Shredder, Inc., a U.S. supplier of metal shredder products located in San Antonio, Texas. The sellers were a group of private investors led by Capital Southwest Corporation, a venture capital investment company. The total acquisition price was EUR 14 million. Texas Shredder is included in Metso Minerals’ figures from the beginning of September 2005.
          In 2005, we also made certain minor acquisitions in Spain to strengthen our aftermarket and maintenance services within pulp and paper industry. The acquired businesses are included in Metso Paper’s figures from the date of their acquisition.
          For the year ended December 31, 2005, the net sales of the businesses acquired in 2005, which have been included in Metso’s consolidated financial statements, amounted to EUR 23 million and their net income was EUR 1 million. Had the acquisitions occurred on January 1, 2005, our net sales for 2005 would have increased by EUR 38 million and there would have been no effect on our consolidated net income for 2005.
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

(44)

          In some instances, accounting policies followed in accordance with U.S. GAAP (as reported in Note 39 to the financial statements) differ from those policies followed in accordance with IFRS. Where the difference in accounting policy is material and contains significant critical estimates, we have included a separate discussion of those policies below.
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
Allowance for Inventory Obsolescence
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
Revenue Recognition
          We deliver complete installations to our customers, where the moment of signing a sales contract (firm commitment) and the final reception of a delivery by the customer can take place in different financial periods. In accordance with our accounting principles, we apply the percentage of completion method (“POC method”) for recognition of such long-term delivery contracts. In 2006, of our net sales amounting to EUR 4,955 million approximately 30 percent were recognized under the POC method, which is based on pre-determined milestones and where the revenue is recognized based on the estimated realized value added or on the cost-to-cost method. A projected loss on a firm commitment is recognized in income, when a contract becomes binding. The estimated revenue, the costs and profit, together with the planned delivery schedule of the projects are subject to regular revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Although we have significant experience using the POC method, the total costs estimated to be incurred on projects may change over time due to changes in the underlying project costs structures, which may ultimately affect the revenue recognized. Therefore, the POC method is not applied for sales where the final outcome of the project and related costs cannot be pre-established reliably.
Accounting for Income Taxes
          As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions and countries in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment

(45)

of items, such as deferred revenue and cost reserves, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered likely the deferred asset is adjusted accordingly.
          Significant management judgment is required in determining the provision for income taxes and the deferred tax assets. We have recorded net deferred tax assets of EUR 171 million as of December 31, 2006, net of unrecorded amount of EUR 15 million for uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of operating losses carried forward and deductible temporary differences for certain foreign subsidiaries and the final outcome of tax audits in some subsidiaries. The adjustment is based on our estimates of taxable income by country in which we operate, and the period over which the deferred tax assets will be recoverable based on estimated future taxable income and planned tax strategies to utilize these assets. In the event that actual results differ from these estimates, the deferred tax asset may need to be adjusted in coming financial years.
Allocation of Excess Purchase Price to Acquired Assets
          In accordance with our accounting principles, we have allocated excess purchase price to acquired assets and assumed liabilities. Whenever feasible, we have used as a basis for such allocations readily available market values to determine the fair value basis. However, when this has not been possible, as often is the case with non-current intangible assets and certain assets with no active markets or available price quotations, the valuation has been based on past performance of such asset and its intended future use in the acquirer’s business. The appraisals, which have been based on current replacement costs, discounted cash flows and estimated selling prices depending on the underlying asset, require management to make estimates and assumptions of the future use of these assets and their impact on our financial position. Any change in our future business priorities and orientations may affect the planned outcome of initial appraisals.
Impairment Testing
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

(46)

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
          In the last quarter of 2006, subsequent to past under-performance of Metso Panelboard, reported under Metso Ventures, we concluded that an impairment risk of the carrying value of the goodwill related to this business existed. An updated cash flow analysis based on the changed circumstances resulted in an impairment charge of EUR 7 million.
U.S. GAAP
          Under U.S. GAAP, as a result of the adoption of SFAS 141 and SFAS 142, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization. Their book values are tested annually for impairment, or more frequently, if facts and circumstances indicate the need. Fair value measurement techniques, such as the discounted cash flow method, are utilized to assess potential impairments. The testing is performed on the reporting unit level, which can be either an operating segment or one level below operating segment. In the discounted cash flow method, we discount forecasted performance plans to their present value. The discount rate utilized is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit’s total capital and the risk associated with the cash flows and the timing of the cash flows. Comparison methods (e.g., peer comparables) and other estimation techniques are used to verify the reasonableness of the fair values derived from the discounted cash flow assessments.
          U.S. GAAP requires the impairment test to be performed in two stages. If the first stage does not indicate that the carrying values of the reporting units exceed the fair values, the second stage is not required. When the first stage indicates potential impairment, the company has to complete the second stage of the impairment test and compare the implied fair value of the reporting units’ goodwill to the corresponding carrying value of goodwill.
          The two-stage impairment test of Metso Panelboard performed in the last quarter of 2006 resulted in an impairment charge of EUR 8 million under U.S. GAAP.
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

(47)

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
          The actuarial experience that differs from the assumptions and changes in the assumptions can result in gains and losses that are not yet recognized in the consolidated financial statements. We recognize amortization of any unrecognized gain or loss as a component of the pension expense if, as of the beginning of the year, such unrealized net gain or loss exceeds ten percent of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan’s assets. In such case, the amount of amortization expense recognized is the resulting excess, divided by the average remaining service period of active employees expected to receive benefits under such plan. A one percent increase in the expected return on plan assets would have reduced pension benefit expense by approximately EUR 3 million, and a one percent decrease in the expected return on plan assets would have increased pension benefit expense by approximately EUR 3 million for the year ended December 31, 2006.
Share Based Payments
          Share based payment plans and related incentive programs include vesting conditions such as operating profit targets and service year requirements subsequent to the grant date. Such non-market vesting conditions

(48)

are included in assumptions about the number of shares that are expected to vest. At each balance sheet date, we revise our estimates for the number of shares that are expected to vest. As part of this evaluation, we take into account the changes in the forecasted performance of the Company and its business areas, the expected turnover of the personnel benefiting from the incentive plan and other pertinent information impacting the number of shares to be vested.
          U.S. GAAP requires a determination of the classification of the share based awards as either equity or liability awards. Given the terms of our share based award plan, the determination of the classification of the award requires us to make assumptions about whether the share price cap established for the award program is considered a predominate feature. These assumptions include, at the date of grant of the shares, the likelihood that the share price cap will be met during the period specified in the share-award plan. In forming these assumptions, our management considers the forecasted performance for the current year and the expected movement in the share price on the Helsinki Stock Exchange during the year.
Results of Operations
          Our reportable segments through December 31, 2006 were Metso Paper, Metso Minerals, Metso Automation and Metso Ventures. In addition, we report divested businesses under Discontinued Operations. In 2006, no businesses were reported under Discontinued Operations. In January 2004, we sold the Converting business, previously part of Metso Paper. In June 2004, we divested our Compaction & Paving business, previously part of Metso Minerals. In December 2004, we sold the Drilling business, previously part of Metso Minerals, and in April 2005, we sold Drives, previously part of Metso Ventures. These four businesses are reported separate under Discontinued Operations. See “Item 4. Information on the Company—Corporate Structure” for a more detailed description of our corporate restructurings, which are reflected in the financial information discussed below.
          The table below sets forth our net sales by business area for the three most recent years:

	Year ended December 31,
	2004	2005	2006
	(EUR in millions)
Metso Paper	1,559	1,702	1,947
Metso Minerals	1,366	1,735	2,174
Metso Automation	535	584	613
Metso Ventures	230	284	332
Intra Metso net sales	(88)	(84)	(111)

Metso total	3,602	4,221	4,955

          The table below sets forth our operating profit (loss) by business area for the three most recent years:

	Year ended December 31,
	2004(1)	2005(2)	2006
	(EUR in millions)
Metso Paper	48	91	110
Metso Minerals	105	177	286
Metso Automation	69	81	87
Metso Ventures	(6)	11	2
Corporate Office and Other	(17)	(25)	(28)

Metso total	199	335	457

(1)	The operating profit includes nonrecurring income resulting from reversal of Finnish pension liability as follows: Metso Paper EUR 39.8 million, Metso Minerals EUR 4.9 million, Metso Automation EUR 13.7 million, Metso Ventures EUR 14.6 million and Corporate Office and Other EUR 2.3 million.

(49)

(2)	The operating profit includes nonrecurring income resulting from reversal of Finnish pension liability of EUR 5 million.
Results of Operations for the Year Ended December 31, 2006 compared to the Year Ended December 31, 2005
Net Sales for Continuing Operations
          The Group. In 2006, our total consolidated net sales were EUR 4,995 million, compared to net sales of EUR 4,221 million in 2005, representing an increase of EUR 774 million, or 17 percent. The increase was due to both the continuing good market situation and the strengthened competitiveness, and was attributable to all business areas. The exchange rate translation did not materially affect the growth of net sales. Aftermarket operations accounted for 36 percent of our net sales (excluding Metso Ventures) in 2006, compared to 38 percent in 2005. Measured in euro, the aftermarket business volume increased by 10 percent with the growth coming from Metso Minerals.
          Growth was strongest at Metso Minerals, which recorded a growth in net sales of 25 percent. Metso Paper accounted for 38 percent, Metso Minerals 43 percent, Metso Automation 12 percent and Metso Ventures 7 percent of our net sales in 2006. In 2006, 94 percent of our net sales were derived from exports and international operations compared to 92 percent in 2005. The largest countries in terms of net sales were the United States, Brazil, China, Finland and Germany.
          In 2006, our order intake amounted to EUR 5,705 million, representing an increase of EUR 960 million, or 20 percent, from EUR 4,745 million in 2005. Growth was attributable to all business areas. The growth in new orders was proportionally strongest at Metso Minerals and Metso Automation. Metso Paper’s order backlog increased by 71 percent (including the effect of the EUR 727 million order backlog of the acquired Pulping and Power businesses), Metso Minerals’ order backlog by 47 percent and Metso Automation’s order backlog by 54 percent during 2006. Our order backlog from Continuing Operations as of December 31, 2006 was EUR 3,737 million, which included a EUR 727 million order backlog from the Pulping and Power businesses acquired in December 2006. This represented an increase of EUR 1,387 million, or 59 percent, compared to EUR 2,350 million as of December 31, 2005.
          Metso Paper. With respect to Metso Paper’s products, the demand for new paper and board machines was satisfactory in 2006. The demand continued to be focused on Asia, particularly China, where many customers are actively investing. The Japanese market picked up, leading to two orders for new paper machines. The demand for paper and board machine rebuilds leveled off as expected in Europe and North America, partly due to business restructuring in paper companies. The demand for new tissue machines, rebuilds and related services was good in all markets. The demand for new fiber lines, rebuilds and related aftermarket services was good overall. Demand for new fiber lines was especially brisk in South America and Asia.
          In 2006, net sales of Metso Paper amounted to EUR 1,947 million, compared to net sales of EUR 1,702 million in 2005, representing an increase of EUR 245 million, or 14 percent. Growth was achieved in all business lines. Aftermarket operations accounted for 31 percent of net sales (35 percent in 2005). The increase in project and equipment deliveries reduced the proportional share of aftermarket operations. Measured in euro, the volume of aftermarket operations increased by 2 percent.
          Metso Paper’s order intake in 2006 amounted to EUR 2,139 million, representing an increase of EUR 146 million, or 7 percent, over EUR 1,993 million in 2005. The orders of tissue machines grew relatively the most. In 2006, Metso Paper received a total of seven new paper and board machine orders, six tissue machine orders and ten fiber process orders. All orders for complete paper and board lines came from Asia. Among the most significant orders were the orders for large papermaking lines for the Chinese Guangzhou Paper and for the Japanese Nippon Paper and Hokuetsu Paper Mill. Metso Paper’s order backlog as of December 31, 2006 totaled to EUR 2,165 million. The order backlog included the EUR 727 million order backlog of the Pulping and Power businesses acquired in December 2006. Excluding the effect of the acquired Pulping and Power businesses, Metso Paper’s order backlog increased by EUR 171 million, or 13 percent, compared to EUR 1,267 million as of December 31, 2005.
          Metso Minerals. The demand for Metso Minerals’ crushing and screening equipment and services related to construction was excellent due to road network development projects and other infrastructure investments around the world during 2006. Despite volatility, metal prices remained high and the demand for

(50)

various kinds of crude ore continued to grow driven by emerging markets. Consequently, the demand for mining equipment and related aftermarket services was excellent in all market areas and, particularly, in South America and Australia, where the large mining companies carried out major investments. Mining industry projects were increasingly large in scope. The demand for metal recycling equipment was also excellent due to increased recycling and high metal prices.
          In 2006, net sales of Metso Minerals were EUR 2,174 million compared to net sales of EUR 1,735 million in 2005, representing an increase of EUR 439 million, or 25 percent. The deliveries of the Crushing and Screening business line and the Minerals Processing business line grew strongly. The growth was relatively strongest in the Recycling business line. Aftermarket operations accounted for 43 percent of Metso Mineral’s net sales in 2006, compared to 46 percent in 2005. Since project and equipment deliveries increased significantly, the relative proportion of the aftermarket operations was lower than in 2005. However, measured in euro, the volume of the aftermarket operations increased by 17 percent.
          Metso Minerals’ order intake in 2006 amounted to EUR 2,630 million, representing an increase of EUR 694 million, or 36 percent, from EUR 1,936 million in 2005. Growth was the strongest in the Minerals Processing and the Crushing and Screening Business Lines, primarily due to the excellent demand from the mining industry. The largest orders in 2006 included a grate kiln system for LKAB in Sweden, a bulk materials handling system and process equipment Cia. Siderúrgica Nacional (CSN) in Brazil, and grinding mills and mining crushers for Boddington Gold Mine (BGM) in Australia. Metso Minerals’ order backlog as of December 31, 2006 amounted to EUR 1,254 million, representing an increase of EUR 402 million, or 47 percent, from EUR 852 million as of December 31, 2005.
          Metso Automation. The markets for Metso Automation’s process automation systems in the pulp and paper industry were satisfactory all year. The demand for flow control systems was good in the pulp and paper industry and excellent in the power, oil and gas industry. The markets for process automation systems in the power industry were good.
          In 2006, net sales of Metso Automation were EUR 613 million, compared to net sales of EUR 584 million in 2005, representing an increase of EUR 29 million, or 5 percent. Net sales growth originated mainly from North America. Aftermarket operations accounted for 23 percent of net sales, compared to 24 percent in 2005. Measured in euro, the volume of aftermarket operations remained at the same level as in 2005.
          Metso Automation’s order intake in 2006 amounted to EUR 717 million, representing an increase of EUR 137 million, or 24 percent, from EUR 580 million in 2005. In particular, the orders of valves and field device systems grew. The largest orders in 2006 included valve deliveries for a Saudi Arabian oil company, an automation system for the Lagisza power plant in Poland, an automated control and shut-off valve delivery for Botnia S.A.’s pulp mill in Uruguay, modernization of the automation system at the Nynas UK AB refinery in Scotland, and an automation package for Guangzhou Paper’s paper making line in China. Metso Automation’s order backlog as of December 31, 2006 amounted to EUR 276 million, representing an increase of EUR 97 million, or 54 percent, from EUR 179 million as of December 31, 2005.
          Metso Ventures. In 2006, net sales of Metso Ventures were EUR 332 million, compared to net sales of EUR 284 million in 2005, representing an increase of EUR 48 million, or 17 percent. The increase in net sales originated mainly from Valmet Automotive, whose production output increased by 53 percent compared to 2005.
          Metso Ventures’ order intake in 2006 amounted to EUR 332 million, representing an increase of EUR 8 million, or 2 percent, compared to EUR 324 million in 2005. Metso Ventures’ order backlog amounted to EUR 96 million as of December 31, 2006, representing a decrease of EUR 8 million, or 8 percent, from EUR 104 million as of December 31, 2005.
Net Sales for Discontinued Operations
          Discontinued Operations. In 2006, there were no businesses classified as discontinued operations. In 2005, net sales of Discontinued Operations were EUR 26 million, related to the Drives business, which was previously part of Metso Ventures and was divested in April 2005.

(51)

Operating Profit/(Loss) for Continuing Operations
          The Group. In 2006, our consolidated operating profit was EUR 457 million, compared to operating profit of EUR 335 million in 2005, representing an increase of EUR 122 million, or 36 percent. Operating profit in 2005 was increased by a nonrecurring income of EUR 5 million from the reversal of pension liability, resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004. In 2006, cost of goods sold amounted to EUR 3,659 million, which represented 73.8 percent of net sales, compared to EUR 3,110 million in 2005, or 73.6 percent of net sales in 2005. Sales, general and administration costs in relation to net sales decreased further from 18.8 percent in 2005 to 16.9 percent in 2006 due to continued strict cost control which had a positive impact on our operating profit. Our operating profit margin improved to 9.2 percent in 2006 from 7.9 percent in 2005. All our business areas, except for Metso Ventures, improved their profitability. The improvement in profitability was mainly attributable to strong volume growth, especially in Metso Minerals. Metso Paper and Metso Automation also improved their operating profits. The operating profit of Metso Ventures deteriorated due to the losses of Metso Panelboard’s operations.
          Metso Paper. In 2006, the operating profit of Metso Paper was EUR 110 million, compared to an operating profit of EUR 91 million in 2005, representing an increase of EUR 19 million, or 21 percent. Metso Paper’s operating profit margin increased to 5.7 percent in 2006 from 5.3 percent in 2005. The improvement in operating profit derived mainly from the Tissue business line. The operating profit in 2006 was weakened by expenses of EUR 10 million recognized in the last quarter, related to business reorganizations in Italy and the United States, and to the integration of the acquired Pulping and Power businesses. The operating profit in 2005 was increased by a nonrecurring income from the reversal of EUR 3.2 million pension liability, resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004. Furthermore, the operating profit in 2005 included approximately EUR 4 million one-time payment related to the Papiers Gaspésia project in Chandler, Quebec, Canada. The operating profit in 2005 also included nonrecurring expenses of EUR 7 million relating to Metso Paper’s business concept renewal program launched in June 2004.
          Metso Minerals. In 2006, the operating profit of Metso Minerals was EUR 286 million, compared to an operating profit of EUR 177 million in 2005, representing an increase of EUR 109 million, or 61.6 percent. Metso Minerals’ operating profit margin increased to 13.2 percent in 2006 from 10.2 percent in 2005. Profitability improved the most in the Crushing and Screening business line, the Minerals Processing business line and the Recycling business line, due to strong volume growth, improved price levels and a more efficient supply chain. The operating profit of 2005 was increased by a nonrecurring income from the reversal of EUR 0.4 million pension liability resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004, whereas in 2006 there were no nonrecurring items in Metso Minerals’ operating profit.
          Metso Automation. In 2006, the operating profit of Metso Automation was EUR 87 million, compared to an operating profit of EUR 81 million in 2005, representing an increase of EUR 6 million, or 7 percent. Metso Automation’s operating profit margin increased to 14.1 percent in 2006 from 13.8 percent in 2005. The operating profit increase compared to 2005 originated from North America. The operating profit in 2005 was increased by a nonrecurring income from the reversal of EUR 0.8 million pension liability resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004, whereas in 2006 there were no nonrecurring items in Metso Automation’s operating profit.
          Metso Ventures. In 2006, the operating profit of Metso Ventures was EUR 2 million, compared to an operating profit of EUR 11 million in 2005, representing a decrease of EUR 9 million, or 84 percent. Valmet Automotive’s profitability improved mainly due to higher production volumes. Metso Panelboard generated a loss, as a result of which restructuring of its operations commenced. In the last quarter of 2006, EUR 9 million in nonrecurring expenses related to Metso Panelboard were recognized out of which EUR 2 million were related to redundancies and EUR 7 million to goodwill impairment. In December 2006, Metso completed the divestment of Metso Powdermet AB to Sandvik AB of Sweden. Related to the transaction, Metso Ventures recognized a sales gain of EUR 10 million for the fourth quarter of 2006. The operating profit in 2005 was increased by a nonrecurring income from the reversal of EUR 0.6 million pension liability resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004. Metso Venture’s operating profit margin decreased to 0.5 percent in 2006 over 3.8 percent in 2005.
Operating Profit for Discontinued Operations
          In 2006, there were no businesses classified as discontinued operations. In 2005, the operating profit of Discontinued Operations was EUR 17 million, arisizing from the gain on disposal of Drives. Metso Drives was disposed of in the beginning of April 2005. The results of Discontinued Operations,

(52)

which are reported separate from Continuing Operations, are included in the consolidated financial statements up to their date of disposal.
Profit on Continuing Operations Before Tax
          In 2006, our profit on Continuing Operations before tax was EUR 421 million, compared to a profit before tax of EUR 292 million in 2005.
          Financial income for 2006 amounted to EUR 19 million, compared to EUR 20 million for 2005, representing a decrease of EUR 1 million. This decrease resulted from a change in net foreign exchange gains and losses, largely offset by higher interest income due to larger cash balances and higher interest rates. Financial expenses for 2006 amounted to EUR 55 million, compared to EUR 63 million in 2005. This improvement of EUR 8 million was due to a decrease in interest bearing liabilities. In 2005, financial expenses also included a one-time expense of EUR 5 million due to early repayment of loans. The acquisition of the Pulping and Power businesses, which was closed on December 29, 2006, increased our net interest bearing liabilities by EUR 261 million, and they totaled EUR 454 million as of December 31, 2006, compared to interest EUR 289 million as of December 31, 2005.
Profit Attributable to Equity Shareholders and Earnings per Share from Continuing and Discontinued Operations
          Income Taxes. Income tax expenses on Continuing Operations were EUR 11 million in 2006, compared to EUR 72 million in 2005. In 2006, we recognized deferred tax assets totaling EUR 87 million related to tax loss carry forwards and other temporary differences in our U.S. operations which we had not previously recognized. The recognition of these assets resulted from sustainable profitability of our U.S. operations in 2006. In 2006, our tax rate, excluding the deferred tax assets of EUR 87 million, was 23 percent. Our tax rate for 2007 is estimated to be approximately 30 percent.
          Profit Attributable to Equity Shareholders and Earnings per share. In 2006, our profit attributable to equity shareholders was EUR 409 million, compared to a profit of EUR 236 million in 2005. In 2006, our diluted earnings per share from Continuing and Discontinued Operations were EUR 2.89 (basic EUR 2.89), compared to diluted earnings per share from Continuing and Discontinued Operations of EUR 1.69 (basic EUR 1.69) in 2005. The diluted earnings per share from Continuing Operations in 2006 and 2005 were EUR 2.89 and EUR 1.57, respectively. The diluted earnings per share from Discontinuing Operations in 2006 were zero and EUR 0.12 in 2005.
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

(53)

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
          Metso Minerals. Active investments in the mining industry supported the demand for Metso Minerals’ mining equipment to an excellent level throughout the year 2005. The strong demand for iron ore also boosted orders for bulk materials handling systems in countries of major iron ore producers, such as Brazil, Australia and China. Due to important road network development projects and other ongoing infrastructure investments in Europe, North America and, for example, in India, the demand for Metso’s crushing and screening equipment was good. The price of scrap iron, which remained high throughout 2005, assisted in maintaining the demand for metal recycling equipment at an excellent level.
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

(54)

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

(55)

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
          Metso Automation. In 2005, the operating profit of Metso Automation was EUR 81 million, compared to an operating profit of EUR 69 million in 2004, representing an increase of EUR 12 million, or 17 percent. The operating profit in 2004 was increased by a nonrecurring income from the reversal of EUR 13.7 million pension liability resulting from the changes made in the Finnish TEL (employees’ pension) system in December 2004 while the corresponding reversal in 2005 amounted to EUR 0.8 million. All business lines improved their profitability, with the biggest improvement recorded in the Field Systems business line. Improvement in the Field Systems business line was mainly due to increased volumes and higher portion of day-to-day business instead of projects. Metso Automation’s operating profit margin increased to 13.8 percent in 2005 from 13.0 percent in 2004.
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
Operating Profit for Discontinued Operations
          In 2005, the operating profit of Discontinued Operations was EUR 17 million, compared to an operating profit of EUR 3 million in 2004. The operating profit includes a loss on disposals of EUR 29 million and gain on disposal of EUR 17 million for the years ended December 31, 2004 and 2005, respectively. The results of the Discontinued Operations, which are reported separate from Continuing Operations, are included in the consolidated financial statements up to their date of disposal, which were as follows: Converting end of January 2004, Compaction & Paving end of June 2004, Drilling end of December 2004 and Drives beginning of April 2005.
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

(56)

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
          For the year ended December 31, 2006, our profit attributable to equity shareholders under IFRS amounted to EUR 409 million, compared to a profit of EUR 236 million in 2005 and EUR 143 million in 2004. Under U.S. GAAP, Metso would have reported a net income of EUR 383 million in 2006, a net income of EUR 197 million in 2005 and a net income of EUR 2 million in 2004.
          The principal differences between IFRS and U.S. GAAP that affect our net profit, as well as our shareholders’ equity, relate to the business combination of Valmet and Rauma consummated in 1999, the acquisition of Svedala realized in 2001 and the classification differences of certain pension plans. See Note 39 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between IFRS and U.S. GAAP.
Liquidity and Capital Resources
          In 2006, our net cash provided by operating activities amounted to EUR 442 million, compared to EUR 164 million and EUR 261 million in 2005 and 2004, respectively. The cash flow in 2006 strengthened through our improved profitability and decrease in our working capital cash needs compared to prior year.
          Net cash used in investing activities amounted to EUR 227 million in 2006, compared to EUR 90 million in 2005 and to cash provided by investing activities of EUR 312 million in 2004. The net cash used in investing activities in 2006 included acquisitions of EUR 277 million offset by business disposals of EUR 13 million. Other capital expenditures were EUR 131 million offset by the proceeds from disposals of EUR 16 million. Net cash generated through disposals of available-for-sale financial assets totaled EUR 154 million.
          Net cash used in financing activities amounted to EUR 179 million in 2006, compared to EUR 136 million and EUR 332 million in 2005 and 2004, respectively. Dividends paid amounted to EUR 198 million in 2006, compared to EUR 48 million and EUR 27 million in 2005 and 2004, respectively. Our net interest bearing liabilities (interest bearing liabilities less cash and cash equivalents and other interest bearing financial assets) amounted to EUR 454 million as of December 31, 2006, compared to EUR 289 million and EUR 495 million as of December 31, 2005 and 2004, respectively. The acquisition of the Pulping and Power businesses towards the end of the year increased our net interest bearing liabilities by EUR 261 million in 2006. The strong positive net cash flow provided by operating activities mitigated the increase in the net interest bearing liabilities.
          Our cash and cash equivalents (excluding investments in available-for-sale financial assets) amounted to EUR 353 million as of December 31, 2006, compared to EUR 323 million as of December 31, 2005 and to EUR 372 million as of December 31, 2004.
          Our funding is mainly of a long-term nature and long-term debt accounted for 73 percent of our total interest bearing debt at the end of 2006. The long-term debt, consisting primarily of bonds and loans from

(57)

financial institutions, amounted to EUR 605 million as of December 31, 2006 and 593 million as of December 31, 2005 and EUR 885 million as of December 31, 2004.
          Metso has a Euro Medium Term Note Program of EUR 1 billion, under which bonds and private placements in the amount of EUR 596 million were outstanding as of December 31, 2005. In 2006, EUR 156 million worth of bonds matured according to their terms, and the outstanding book values of the bonds as of December 31, 2006 amounted to EUR 443 million. The public bonds consisted of two bond loans with the principal outstanding amounts of USD 109 million (EUR 83 million) and EUR 259 million. The U.S. dollar denominated bond is registered with the U.S. Securities and Exchange Commission. It bears a fixed annual interest rate of 6.875 percent, matures in December 2007 and is included in our current liabilities. The euro denominated bond was issued under our Euro Medium Term Note Program. It bears a fixed annual interest rate of 5.125 percent and matures in 2011. As of December 31, 2006, the outstanding book values of public bonds were EUR 342 million and private placements EUR 184 million compared to EUR 505 million and EUR 183 million at the end 2005, respectively.
          Our loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of loans is EUR, USD or SEK denominated. The interest rates vary from 1.0 percent (EUR) to 6.9 percent (USD). The loans are payable from year 2007 to 2016.
          In December 2006, Metso drew a EUR 100 million loan from the European Investment Bank (EIB) under an agreement entered into in 2004. The purpose of the loan is to finance research and development activities carried out within Metso. The loan has a floating interest rate, a tenure of ten years and its amortization will begin in 2010.
          In May 2005, Metso agreed to decrease the amount of the five-year syndicated revolving credit facility agreement entered into in 2003 from EUR 450 million to EUR 300 million. In December 2006, this facility was replaced by a new EUR 500 million revolving five-year loan facility with a syndicate of 14 banks. The respective revolving facilities were undrawn at December 31, 2005 and 2006. Metso had no other undrawn committed long-term facilities as at December 31, 2006.
          We have a short-term euro commercial paper program of EUR 150 million and a domestic commercial paper program of EUR 300 million with a group of Finnish and international banks in each case. As of December 31, 2006, we had utilized EUR 89 million of domestic commercial papers, and as of December 31, 2005, both programs were unused. Management believes that our financial situation is stable, inasmuch as the interest bearing debt is mainly long-term and there are adequate long-term and short-term financing reserves and facilities for our current scope of operations. Cash reserves and lines of credit are sufficient to cover fluctuations in the cash flows of the businesses.
          The ratio of our net interest bearing liabilities to equity (i.e., gearing) was 30.8 percent as of December 31, 2006, compared to 22.4 percent as of December 31, 2005 and to 49.7 percent as of December 31, 2004. The effect of the acquisition of the Pulping and Power businesses on gearing was 18 percentage points in 2006. Even after the acquisition, we have been able to maintain our gearing at a satisfactory level and well in line with our financial targets.
          As of December 31, 2006, the shareholders’ equity, distributable funds and total assets of the parent company of the Group amounted to EUR 1,014 million, EUR 407 million and EUR 2,689 million, respectively. As of December 31, 2005, the shareholders’ equity, distributable funds and total assets of the parent company of the Group amounted to EUR 1,070 million, EUR 464 million and EUR 2,548 million, respectively. As of December 31, 2006, the total equity and total assets of Metso Corporation, including its consolidated subsidiaries, amounted to EUR 1,474 million and EUR 4,958 million, respectively.
          On September 28, 2006, Moody’s Investor Service upgraded the long-term credit ratings of Metso to Baa3 from Ba1 and considered the outlook on ratings stable. On October 9, 2006, Standard & Poor’s Ratings Services upgraded the long-term credit rating of Metso to BBB- from BB+ and the short-term rating to A-3 from B. The rating on Metso’s senior unsecured debt was upgraded to BB+ from BB. Standard & Poor’s considered the outlook on ratings stable. There are no prepayment covenants in our financial contracts that would be triggered by changes in our credit ratings.

(58)

Disclosure about Contractual Obligations and Commercial Commitments
          The table below sets forth aggregated information about our contractual obligations and commercial commitments as of December 31, 2006.

		Payments Due by Period
		Less than 1			More than
	Total	year	1-3 years	3-5 years	5 years
	(EUR in millions)
Contractual Obligations
Long-term debt, incl. short-term portion(1)	824	126	199	399	100
Short-term debt(1)	133	133	—	—	—
Capital lease obligations	18	3	6	3	6
Operating leases	166	46	62	34	24

Total contractual cash obligations	1,141	308	267	436	130

(1)	Includes undiscounted interests.

		Amount of Commitment
	Total
	amounts	Less than 1			More than
	committed	year	1-3 years	3-5 years	5 years
	(EUR in millions)
Other Commercial Commitments
Guarantees	6	5	1	—	—
Standby repurchase obligations	5	1	2	2	0
Purchase commitments	606	582	24	—	—
Other commitments	5	4	1	0	—

Total commercial commitments	622	592	28	2	0

          We have various pension schemes pursuant to local conditions and practices of the countries in which we operate. Some of these programs are defined benefit schemes with retirement, healthcare, death, jubilee and termination income benefits. The benefits are generally a function of years of employment and salary with Metso. The schemes are mostly funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The net liability recognized for the defined benefit obligations amounted to EUR 154 million and EUR 157 millions for the years ended December 31, 2006 and 2005, respectively. We also maintain some multi-employer pension arrangements, insured plans and defined contribution pension arrangements. Contributions to these plans amounted to approximately EUR 79 million, EUR 77 million and EUR 84 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Capital Expenditure
          Our gross capital expenditures, excluding acquisitions, amounted to EUR 131 million in 2006, compared to EUR 107 million in 2005 and EUR 97 million in 2004. The gross capital expenditure, including acquisitions, totaled EUR 408 million in 2006, compared to EUR 121 million and EUR 99 million in 2005 and 2004, respectively. The most significant acquisition in 2006 was the acquisition of the Pulping and Power businesses of Aker Kvaerner, see “— Recent Acquisitions and Divestments” above for details. In 2006, our capital expenditure, excluding acquisitions, was mainly related to information systems, as well as to expansions and maintenance of production facilities. We expanded our production facilities at, for example, Metso Minerals’ units in Tampere, Finland, and in Columbia, South Carolina, the United States, and Metso Paper’s unit in Wuxi, China. Additionally, Metso Paper’s pilot paper machine in Jyväskylä, Finland, was rebuilt in 2006 and the service unit in Zaragoza, Spain, was expanded. For the preceding three years, our capital expenditures have consisted principally of maintenance, development and expansion of existing production capacity, office and service facilities as well as information technology. In 2007, our capital expenditures, excluding acquisitions, are projected to increase with approximately 15-20 percent compared to 2006. This increase is due to the capacity investments necessitated by strong volume growth, to information systems investments and to the expansion of operations due to the acquisitions completed. We expect to finance the expenditure with cash flow from operations. See “Item 4. Information on the Company – Strategy” for a discussion of our growth strategy

(59)

pursuant to which our management focus has shifted to profitable growth and pursuant to which we may seek to attain growth in our net sales through complementary acquisitions.
          The table below summarizes our gross capital expenditures by region, excluding acquisitions, for the periods indicated:

	Year ended December 31,
	2004	2005	2006
	(EUR in millions)
Finland(1)	54	49	65
Other Nordic countries	10	9	9
Other European countries	11	13	15
North America	9	15	15
South and Central America	8	14	17
Asia-Pacific	4	5	8
Rest of the world	1	2	2

Total	97	107	131

(1)	Part of the capital expenditure recorded under Finland for years 2004 and 2005 is global by nature and it relates to our global Enterprise Resource Planning systems.
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
          We invested EUR 109 million, or 2.2 percent of our net sales in research and development activities in 2006, compared to 96 million, or 2.3 percent of net sales in 2005, and compared to EUR 96 million, or 2.7 percent of net sales in 2004.
          At the end of 2006, we had a total of 839 employees working in the area of research and development, compared to 867 employees in 2005 and 953 in 2004. Of those 839 employees, 40 percent, 17 percent, 37 percent and 6 percent worked in Metso Paper, Metso Minerals, Metso Automation and Metso Ventures, respectively. In 2006, our personnel submitted approximately 710 invention disclosures, which led to over 210 new priority patent applications. In 2005, our personnel submitted approximately 660 invention disclosures, which led to over 160 new priority patent applications. In 2004, our personnel submitted approximately 620 invention disclosures, which led to 220 new priority patent applications. As of December 31, 2006, our patent portfolio included approximately 2,500 inventions compared to 2,700 as at December 31, 2005. The decrease in patent portfolio was due to continuous patent portfolio evaluation and screening.
          Geographically, our research and development activities are concentrated in Finland and Sweden, although we have significant research and development units in North America and Central Europe as well.
          In December 2006, we decided to strengthen our competence in materials technology by establishing a new Metso Materials Technology business unit, which is organizationally part of Metso Minerals but serves all our businesses. The new unit provides product solutions and research and development services related to materials technology, and it develops materials technology solutions for components and wear parts meeting the needs of different industries, such as wood processing, power generation, minerals processing and chemicals production. Resources for the new unit were transferred from Metso Powdermet Oy as of January 1, 2007.
          Following is a summary of our significant research and development activities by business area during the past three years:

(60)

Metso Paper
          Metso Paper’s research and development focuses on developing whole processes and supporting aftermarket solutions for all the main paper, tissue, board and pulp grades. A key target is to improve the competitiveness of customer processes. Metso Paper is allocating approximately three percent of its annual net sales to research and development. Customer oriented research and development is conducted in close cooperation with customers, Metso Automation, research institutes and universities. Metso Paper’s principal technology centers are located in Finland and Sweden.
          In 2006, Metso Paper spent approximately EUR 60 million on research and development, compared to EUR 51 million and EUR 50 million in 2005 and 2004, respectively.
          In 2006, Metso Paper’s research and development work focused particularly on the products and services needed for maintenance, machine rebuilds and process improvements. The most significant research and development investment in 2006 was the extensive rebuild of the PM2 pilot paper machine at the Rautpohja plant in Jyväskylä, Finland. New press and dryer sections were installed in the pilot paper machine and several other improvements covering the entire process line were made. The investment also resulted in a significant increase in the machine’s running speed. In 2006, Metso Paper also continued research and development projects to enhance the runnability of the paper machine and to further optimize the use of automation. Metso Paper introduced a number of paper manufacturing-related products that improve the efficiency and quality of the end-product. In paper machines, investments in customer-oriented product development have brought results. In finishing and refining, the first references for, among other things, the metal belt calender and curtain coating have been received. Research and development in the fiber business focused on wash presses and eco-friendly bleaching processes in 2006.
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
          In 2004, Metso Paper’s research and development was more clearly focused on the products and services needed in service, process improvements and machine rebuilds. Products for modernizations and rebuilds were developed on the basis of, for example, paper machine technology and related aftermarket operations acquired from Beloit Corporation in 2000. Pilot runs were also made in cooperation with customers to develop new machine concepts and tailored rebuild products. The CTMP (chemithermomechanical pulp) equipment introduced at the Anjalankoski, Finland, pilot plant in 2003 was important to the support of sales of mechanical pulping processes to China and the development of fiber processing and bleaching methods for hardwood raw material.
Metso Minerals
          The focus of Metso Minerals’ research and product development activities is particularly on concept and product design related to new life-cycle services. Product development also concentrates on improving the efficiency of equipment performance and on integrating process technology and automation into existing products. Technology centers of Metso Minerals are located in Brazil, Canada, Finland, France, Germany, New Zealand, Sweden and the United States.
          Metso Minerals spent approximately EUR 13 million on research and development, compared to EUR 11 million and EUR 9 million in 2005 and 2004, respectively.
          In 2006, Metso Minerals launched a wireless sensor for the mining industry that can be used to monitor the movements of blocks of ore in a mine. By monitoring the movements of blocks of ore, it is possible to adjust the force of explosions and the crushing and grinding processes and, thus, enhance the performance of the mine. One example of a new product in the civil engineering industry is the cone crusher launched in April 2006. Its heavy-duty structure and increased power enable it to produce fine-grade aggregates in a single-crusher process

(61)

that would normally call for two separate crushers in the third and/or fourth crushing stage. In the future, Metso Minerals’ goal is to make the product development process faster and more efficient and to introduce more new products and services to the markets at a faster pace. To ensure this, Metso Minerals is increasing its product development resources and targeting its research and development investments to yield the best possible return.
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
Metso Automation
          Metso Automation develops automation and field system solutions for chosen process industry needs. Metso Automation’s research and product development focuses on the development and maintenance of reliable process automation solutions that produce continuous added value for customers. Of the approximately 300 people working in Metso Automation’s research and development, the majority is located in Finland while other locations are in Canada and the United States.
          Metso Automation spent approximately EUR 29 million on research and development, compared to EUR 29 million and EUR 31 million in 2005 and 2004, respectively.
          In 2006, among the most important new products launched by Metso Automation was the Neles SwitchGuard, an intelligent controller for pneumatic on/off valves. Other product launches included a microwave technology-based solid content transmitter, the kajaaniTS, designed for total solids measurements in municipal wastewater treatment plants and for their sludge treatment processes. Metso Automation also launched the new-generation metsoDNA CR solution that is a single platform for all control, information management and communication purposes, thus eliminating the need to learn and support several systems and IQMoisture, which is a fast on-line measurement method developed to control the machine- and cross-direction moisture profiles of paper and board machines.
          In 2005, Metso Automation launched several new products of which the most significant were the kajaaniROTARY pulp consistency transmitter, the kajaaniMAP online-analyzer to measure the freeness, fiber dimensions and shives content of mechanical, chemical and recycled fiber pulp, and the IQCaliper-L measurement device that scans paper caliper.
          In 2004, among the most significant of the many new products introduced by Metso Automation were the new metsoDNA features aimed at improving process performance and information security. Metso Automation also expanded its portfolio of advanced profilers for paper, tissue and board machines. The product portfolio now includes IQProfilers for both new production lines and production line rebuilds, as well as for stand-alone units. One of the main field solutions in 2004 was the Field Care field equipment configuration and condition-monitoring tool, which makes it possible to use one system to monitor the condition of different manufacturers’ field equipment in customer production processes.
Metso Ventures
          Metso Ventures consisted of Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive until December 31, 2006 when the Metso Ventures business area was dismantled. See “Item 4. Information on the Company—Recent Developments” for a discussion on the dismantling of the business area.
          Metso Ventures spent approximately EUR 6 million on research and development in 2006, compared to EUR 5 million and EUR 6 million in 2005 and 2004, respectively.

(62)

          Metso Panelboard’s research and development is focused on improving the competitiveness of its machinery systems and processes for wood-based panel industries: medium-density fiberboard, particleboard and oriented-strand board.
          Metso Powdermet focused on developing new material solutions, since increased process speeds and efficiencies are placing more stringent demands on the strength and durability of machine parts. Additionally, new kinds of wear and spare parts solutions that are more durable and cost-efficient were developed for the needs of our service and aftermarket business.
          Valmet Automotive’s research and development activities have focused on the development of new open top solutions suitable for different base vehicles.
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
          Both our production and sales activities are distributed throughout various geographic regions creating exposure to currency risks. Approximately 60 percent of our net sales originate from outside the euro zone. In addition to the euro, the most important currencies we use in our billing include the U.S. dollar, the Swedish krona, the Canadian dollar and the Brazilian real. In general, appreciation of the euro relative to the U.S. dollar has an adverse effect on our sales and operating profit, while its depreciation has a positive effect. A majority of our sales in the United States have been supplied by our U.S. production and aftermarket facilities or sourced locally, which reduces the direct impact of euro – U.S. dollar fluctuations on our profitability in that market. However, Metso Paper, Metso Automation and Metso Minerals all have part of their U.S. sales based on imports from Europe or other regions. In addition, some of these sales face competitors with costs in a different currency, typically U.S.-based competitors. See “Item 3. Key Information—Exchange Rates.”
          Our foreign currency risk management policy is focused on hedging the foreign currency exposures arising from firm sales and purchase commitments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rates and Foreign Currency Exposure.” We hedge our currency risks with forward exchange contracts and options.
          In 2006, trade flow related foreign exchange gains and losses included in operating profit resulted in a net loss of EUR 7 million, compared to a net gain of EUR 1 million and EUR 9 million in 2005 and 2004, respectively. Foreign exchange gains and losses related to financing and included in financial income and expenses amounted to a net gain of EUR 1 million in 2006, compared to a net gain of EUR 4 million in 2005 and net loss of EUR 1 million in 2004.
          Exchange rate movements also impact our assets and liabilities denominated in currencies other than the euro. We use loans, currency swaps and forward exchange contracts to hedge our equity investments in foreign subsidiaries denominated in non-euro currencies, with maturities ranging from less than one year to six years. We have also made long-term non-euro denominated loans to certain foreign subsidiaries. We hedge the associated currency risk through cross-currency swaps and forward exchange contracts. Foreign exchange contracts are used to hedge our foreign currency risk arising from the short-term borrowings. The principal currency for our short-term borrowings is currently the euro.
Inflation
          Inflation in Finland as measured by the change in the consumer price index was 1.6 percent in 2006, 0.9 percent in 2005 and 0.2 percent in 2004. Inflation in Finland did not have a significant impact on our operating results. However, a major portion of our operations, sales and production is performed in countries with rates of inflation higher or lower of that in Finland. Changes in exchange rates or interest rates may or may not reflect differences in inflation rates. Quantifying the individual or combined effects of these factors on our reported income is therefore not possible.

(63)

New Accounting Standards
IFRS
IFRS 7
          In August 2005, IASB issued IFRS 7, “Financial Instruments: Disclosures,” which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments for its financial position and performance. Metso does not expect the new disclosure requirements to have a material impact to its financial statements.
          Metso will apply the standard as well as related amendments of IAS 1 for the financial year beginning on January 1, 2007.
IFRS 8
          In November 2006, IASB issued IFRS 8, “Operating Segments,” which requires the company to adopt the “management approach” to reporting on the financial performance of its operating segments. Thus, the information to be reported would be what management uses internally for evaluating segment performance. Metso is currently evaluating the effects to its financial statements.
          IFRS 8 is effective for annual financial statements for periods beginning on or after January 1, 2009. Earlier adoption is permitted.
U.S. GAAP
          In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The transition adjustment, which is measured as the difference between the carrying amount and the fair value of those financial instruments at the date this statement is initially applied, should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year in which this statement is initially applied. We are currently evaluating the effect that the application of SFAS No. 157 will have on our consolidated financial statements.
          In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statement No. 133 and 140 (“SFAS 155”), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September

(64)

15, 2006. The adoption of the pronouncement is not expected to have a material effect to Metso’s consolidated financial statements.
          In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” An Interpretation of SFAS No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 requires that realization of an uncertain income tax position must be “more likely than not” (i.e., greater than 50 percent likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, this interpretation prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect the application of FIN 48 will have on its consolidated financial statements.
          In February 2007, the FASB issued SFAS No. 159 which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS No. 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.
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
Board of Directors
          Our Board of Directors and our President and CEO are responsible for the management of Metso Corporation. Other executives have an assisting and supporting role. Our Board of Directors seeks to ensure that good corporate governance practice is applied within our company.
          Our Board of Directors supervises the operations and management of Metso and decides on significant matters relating to strategy, investments, organization and finance. The main duties of our Board of Directors include the approval of our long-term goals and strategy, the annual business and other major action plans, the organizational structure and the main principles for our incentive systems. The duties of our Board of Directors also cover the nomination of our President and CEO, our business area presidents and the members of our Executive Team as well as the monitoring and evaluation of the President and CEO’s performance and deciding upon his remuneration and benefits. Our Board of Directors also approves our corporate policies in key

(65)

management areas, such as corporate governance, risk management, financial control, financing, internal audit, information security, corporate communications and human resources, and approves Metso’s ethical principles, values and environmental principles. Our Board of Directors also decides on matters that it delegates to the President and CEO for decision, seeks to ensure that the supervision of the accounting and financial matters is properly organized and that interim and annual financial statements are properly prepared. It also seeks to ensure the adequacy of planning, information and control systems for monitoring the bookkeeping and handling of financial matters and risk management. Our Board of Directors also convenes and makes proposals to the annual general meeting or any extraordinary meeting of shareholders, decides upon other matters that do not belong to our day-to-day operations and are of major importance, such as major investments, acquisitions and divestures, and major joint ventures and loan agreements. Our Board of Directors also decides upon guarantees given by Metso Corporation and other matters in accordance with the provisions in the Finnish Companies Act.
                    Our Board of Directors is composed of at least five and no more than eight members. Our Board of Directors currently consists of seven members, each of whom was elected by the shareholders at the annual general meeting of our shareholders held on April 4, 2006, for a term ending at the following annual general meeting. Our next annual general meeting is scheduled to be held on April 3, 2007. The members of our Board of Directors may be appointed or removed only by a shareholders’ resolution at a general meeting. The following table lists the names of the members of our current Board of Directors, possible principal occupation or employment and their year of birth:

Name	Position	Year of Birth

Matti Kavetvuo	Chairman of the Board of Directors	1944
Jaakko Rauramo	Vice Chairman of the Board of Directors	1941
Svante Adde	Director; Managing Director of Compass Advisers	1956
Maija-Liisa Friman	Director; President and Chief Executive Officer of Aspocomp Group Oyj	1952
Christer Gardell	Director; Founder and Managing partner, Cevian Capital	1960
Satu Huber	Director; Managing Director, Federation of Finnish Financial Services	1958
Yrjö Neuvo	Director; Professor, Ph.D. (EE)	1943
                    Matti Kavetvuo has been the Chairman of our Board of Directors since 2003. He was President and Chief Executive Officer of Pohjola Insurance Group until 2001, when he retired. Previously, he was President and Chief Executive Officer of Valio Ltd. in 1992-1999, and President and Chief Executive Officer of Orion Corporation in 1985-1991. Mr. Kavetvuo was employed by Instrumentarium Corporation in 1971-1984, where he served as President in 1979-1984. Mr. Kavetvuo is also Chairman of the Board of Directors of Orion Corporation. He is a member of the Boards of Directors of Alma Media Corporation, KCI Konecranes International Plc and Marimekko Corporation. Mr. Kavetvuo holds a Master of Science degree in Engineering and a Bachelor of Science degree in Economics and Business Administration. He is a Finnish citizen.
                    Jaakko Rauramo has been a member of our Board of Directors since 1999 and Vice Chairman since 2004. He served as President and Chief Executive Officer of SanomaWSOY in 1999-2001 and President of Sanoma Corporation in 1984-1999. Mr. Rauramo is the Chairman of the Board of Directors of SanomaWSOY Corporation since 2001. He is also a member of the Boards of the Foundation of the Confederation of Finnish Industry and Employers, Stiftelsen Svenska Dagbladet, Reuters Founders’ Share Company Limited, Helsingin Sanomat Foundation, Jane and Aatos Erkko Foundation and The Scandinavian International Management Institute Foundation. He is a chairman of National Board of Economic Defense and the Honorary Delegation of Student’s Union of the Helsinki University of Techonology. He is a delegation member of the Research Institute of the Finnish Economy (ETLA) and Finnish Business and Policy Forum (EVA) as well as a member of the International Council of the Museum of Television and Radio (New York). Mr. Rauramo holds a Master of Science degree in Engineering. He is a Finnish citizen.
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
                    Maija-Liisa Friman has been a member of our Board of Directors since 2003. Ms. Friman has been President and Chief Executive Officer of Aspocomp Group Oyj since April 2004. In 2000-2004, she was Managing Director of Vattenfall Oy and, in 1993-2000, President of Gyproc Oy. Ms. Friman is a member of the

(66)

Boards of Directors of TeliaSonera AB, Sponda Plc and the Finnish Medical Foundation. Ms. Friman holds a Master of Science degree in Engineering. She is a Finnish citizen.
                    Christer Gardell has been a member of our Board of Directors since 2006. Mr. Gardell founded Cevian Capital, a Swedish asset management company, in 2001 and has since worked as Managing Partner in the company. In 1996–2001, Mr. Gardell was Chief Executive Officer of AB Custos. Previously, he was Partner at Nordic Capital and McKinsey & Company. Mr. Gardell is a vice chairman of the Board of Directors of AB Lindex. He holds a MBA degree. He is a Swedish citizen.
                    Satu Huber has been a member of our Board of Directors since 2004. Ms. Huber has been the Managing Director of Federation of Finnish Financial Services since 2007. In 1997–2006, she was Director of Finance and Head of the Finance Division of the State Treasury. In 1995-1997, she was First Vice President of Merita Investment Banking, her most recent responsibilities being in Scandinavian money and bond markets and global sales. In 1992-1995, she was Vice President of Treasury Sales of the Union Bank of Finland. Ms. Huber is a member of the Boards of Directors of Finnair Plc and Ekonomiska Samfundet i Finland r.f.. Ms. Huber holds a Master of Science degree in Economics and Business Administration. She is a Finnish citizen.
                    Yrjö Neuvo has been a member of our Board of Directors since 2006. Mr. Neuvo is Professor, Ph.D. (EE). Yrjö Neuvo was the Chief Technology Officer and a member of the Group Executive Board in Nokia Corporation during 1993–2005. Mr. Neuvo retired from Nokia Corporation on January 1, 2006. Before joining Nokia Corporation, he was professor at Tampere University of Technology, National Research Professor at the Academy of Finland and a visiting professor at Santa Barbara University in California, the United States. He is chairman of the Board of Directors of the Foundation of Technology. He is a vice chairman of the Board of Directors of Vaisala Group. He is a Finnish citizen.
                    Pursuant to the Finnish Act on Personnel Representation in the Administration of Undertakings (725/1990, as amended), a personnel representative participates in the meetings of our Board of Directors as an invited expert. The representative does not have voting rights, nor is she or he legally responsible for the decisions of the Board of Directors. The representative is elected by Metso’s Finnish personnel groups and she or he shall participate to the meetings of the Board of Directors for the same term as that of the members of the Board of Directors have been elected. The personnel representative in our Board of Directors is Jukka Leppänen, born 1949. Mr. Leppänen is currently Testing Engineer of Metso Automation’s metsoDNA Control Systems in Tampere, Finland. He has been working for Metso since 1976. Mr. Leppänen is the shop steward for senior clerical employees and an industrial safety delegate. He is a Finnish citizen.
                    On January 22, 2007, the nomination committee established by the annual general meeting of shareholders in 2006 and consisting of representatives of those four largest shareholders on November 1, 2006 who chose to nominate a representative to the committee, announced that they will propose to the annual general meeting of shareholders scheduled to convene on April 3, 2007, that the number of members of our Board of Directors remains seven. The nomination committee proposes Eva Liljeblom, Professor at Swedish School of Economics and Business Administration, Helsinki, Finland, to be elected as a new member to our Board of Directors. Moreover, the committee proposes that of the current members of our Board of Directors, Svante Adde, Maija-Liisa Friman, Christer Gardell, Matti Kavetvuo, Yrjö Neuvo and Jaakko Rauramo, be re-elected. Matti Kavetvuo is proposed to continue as Chairman of the Board of Directors and Jaakko Rauramo as Vice Chairman. Satu Huber, who is currently a member of our Board of Directors, has not been proposed for re-election.
                    The proposed new member, Ms. Eva Liljeblom, Ph.D. (Econ.), is the Professor in Finance and Head of the Department of Finance and Statistics at Swedish School of Economics and Business Administration, Helsinki, Finland. She currently holds Board membership positions at Stockman Plc, a Finnish based department store and retailer, at Fennia Mutual Insurance Company, Finland, at Municipality Finance Plc, Finland and is the Chairman of the Investment Consultative Committee of the State Pension Fund, Finland, the member of the Investment Strategy Council of the Government Pension Fund — Global, Norway, and Official Controller of the OMXH25 index (Indeksiasiamies) for the Helsinki stock market (OMX).

(67)

                    The nomination committee proposes to the annual general meeting of shareholders scheduled to convene on April 3, 2007 that the following annual fees be paid: Chairman of the Board of Directors EUR 80,000, Vice Chairman of the Board of Directors and Chairman of the Audit Committee EUR 50,000, and other members of the Board of Directors EUR 40,000. In addition, a fee of EUR 500 per meeting would be paid to all members for meetings of the Board of Directors and its committees they attend.
Chief Executive Officer and Our Executive Team
                    Our Board of Directors nominates a President and CEO, who is in charge of the management of Metso’s businesses in accordance with the provisions of the Finnish Companies Act and the instructions given by the Board of Directors.
                    The President and CEO reports to the Board of Directors and keeps it sufficiently informed about our business environment, such as customers, competition and markets, as well as our financial position and other significant matters. The President and CEO prepares the matters on the agenda of the Board of Directors and its committees and implements the decisions made by the Board of Directors and its committees unless decided otherwise on a case-specific basis by the Board of Directors. The President and CEO also guides and supervises the operations of Metso and its business areas. In addition, he acts as the chairman for our Executive Team and the Boards of Directors of the business areas.
                    The President and CEO and other members designated by the Board of Directors form our Executive Team. Our Executive Team assists the President and CEO in the preparation of matters, such as Metso’s business plans, strategy, policies and other matters of joint importance within our business areas and our Company. Our Executive Team will convene when called by the President and CEO. Our Executive Team had 14 meetings in 2006.
                    The following table lists the names of the current members of the our Executive Team, their current responsibilities within Metso and their year of birth:

Name	Position	Year of Birth

Jorma Eloranta	President and Chief Executive Officer	1951
Olli Vaartimo	Executive Vice President and Chief Financial Officer, deputy to the President and Chief Executive Officer	1950
Risto Hautamäki	President, Metso Paper	1945
Matti Kähkönen	President, Metso Minerals	1956
Pasi Laine	President, Metso Automation	1963
Bertel Langenskiöld	Head of Metso Paper’s Fiber Business Line and integration of the acquired Pulping and Power units	1950
                    Jorma Eloranta has been our President and Chief Executive Officer since March 1, 2004. Before that, Mr. Eloranta was President and Chief Executive Officer of Kvaerner Masa-Yards Inc. in 2001-2004. He has also served as President and Chief Executive Officer of Patria Industries Group in 1997-2001, as Deputy Chief Executive of Finvest Group and Jaakko Pöyry Group in 1996-1997 and as President of Finvest Ltd in 1985-1995. Mr. Eloranta is the Chairman of the Board of Directors of Oy Center-Inn Ab and a member of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company. He is also a member of the Boards of Directors of Uponor Corporation, Research Foundation of Helsinki University of Technology and Technology Industries of Finland. Mr. Eloranta holds a Master of Science degree in Engineering. He is a Finnish citizen.
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

(68)

                    Risto Hautamäki has been the President of Metso Paper since April 1, 2005. As of April 1, 2007, he will be Senior Executive, responsible for key account projects in the pulp and paper industry. Mr. Hautamäki will retire in the beginning of 2008. Previously, he was the President and CEO of Tamfelt Corporation in 1995-2005. In 1990-1994, he was President and CEO of Valmet Paper Machinery Inc. and Executive Vice President and Chief Operating Officer in 1989-1990. Mr. Hautamäki was a member of Metso’s Board of Directors and Compensation Committee in 2004-2005 until he started in his current position. Mr. Hautamäki is a member of the Board of Directors of Wärtsilä Corporation. Mr. Hautamäki holds a Master of Science degree in Engineering. He is a Finnish citizen.
                    Matti Kähkönen has been the President of Metso Minerals since 2006. Prior to that, Mr. Kähkönen served as President of Metso Automation in 2001-2006, and headed Metso Automation’s Field Systems business line in 1999-2001, and served as Division President of Neles Controls in Rauma Corporation from 1993. Mr. Kähkönen joined Rauma in 1980. Mr. Kähkönen holds a Master of Science degree in Engineering. He is a Finnish citizen.
                    Pasi Laine has been the President of Metso Automation since 2006. Mr. Laine was the President of Metso Automation’s Field Systems Business Line in 2003–2006. He was Senior Vice President of Metso Automation’s Paper and Pulp Automation Solutions Business Unit in 2002–2003 and Vice President of Process & Energy Business Unit during 1998–2002. In 1996–1998, he was Managing Director of Elsag Bailey Hartmann & Braun, and prior to that, in 1988–1996, he held various positions at Valmet Automation in Finland, Canada, Germany and the United Kingdom. Mr. Laine holds a Master of Science degree in Engineering. He is a Finnish citizen.
                    Bertel Langenskiöld has been heading the Metso Paper’s Fiber Business Line and the integration of the Pulping and Power units acquired from Aker Kvaerner since 2006. Mr. Langenskiöld will become President of Metso Paper as of April 1, 2007. Prior to his current position, he was President of Metso Minerals in 2003–2006. Previously, he was President and CEO of Fiskars Corporation in 2001–2003, and President of Tampella Power/Kvaerner Pulping, Power Division in 1994–2000. He is a member of the Boards of Directors in Wärtsilä Corporation and Luvata International Oy. Mr. Langenskiöld holds a Master of Science degree in Engineering. He is a Finnish citizen.
Compensation of Directors and Officers
                    For the year ended December 31, 2006, fees totaling EUR 392,993 were paid to the members of our Board of Directors. This included the seven current members and the personnel representative listed earlier as well as Juhani Kuusi and Pentti Mäkinen, both of whom served on the Board of Directors until the annual general meeting of shareholders held on April 4, 2006. Pentti Mäkinen was previously the personnel representative in our Board of Directors. From April 4, 2006 onwards the annual fees were as follows: Chairman of the Board of Directors EUR 80,000, Vice Chairman of the Board of Directors and Chairman of the Audit Committee EUR 50,000, and other members of the Board of Directors EUR 40,000. In addition, a fee of EUR 500 per meeting was paid to all members of the Board of Directors for the meetings of the Board of Directors and its committees they attended. Compensation for traveling expenses and daily allowances were paid in accordance with our general travel policy.
                    For the year ended December 31, 2006, salaries and bonuses totaling EUR 3,089,479 were paid to seven executives who were members of our Executive Team in 2006. This included the six current members listed above and Vesa Kainu, who was a member of our Executive Team until February 28, 2007. This amount also included performance bonuses of EUR 928,523 for 2005. Bonuses to be paid to the Executive Team members, including Vesa Kainu, amount maximum to EUR 1,099,491 based on the performance bonus for 2006. In Metso’s share-based incentive system, the members of our current Executive Team are entitled to a maximum of 23,815 shares based on the 2006 plan, and a maximum of 26,460 shares based on the 2007 plan. Of the current members of our Executive Team listed above, the President of Metso Automation, Pasi Laine, has been member of our Executive Team since August 1, 2006. The salaries of all members of our Executive Team comprise a fixed basic salary and an annual bonus based on the result of Metso and/or of the business area in question. The bonus is normally also partially based on other development objectives central to our operations.
                    We also pay premiums to a pension insurance company to provide for a supplemental group pension insurance covering some of our Executive Team members and certain senior executives, which enables a retirement of the age of 60. In 2006, the amount of such pension insurance premium payments totaled approximately EUR 1.4 million.

(69)

                    President and Chief Executive Officer Jorma Eloranta’s salary in 2006 was EUR 486,580. In addition, he received in 2006 a performance bonus of EUR 236,291 from 2005. The salary increase in 2006 was 5.76 percent. According to Jorma Eloranta’s annual performance bonus agreement, the maximum amount of his performance bonus is one-half of his taxable annual income, and the performance bonus is tied to Metso’s operating profit. In addition to his salary, he received benefits in the form of a company car and a telephone. He has also been granted a total of 100,000 Metso 2003A options. Based on the 2006 performance bonus, he was paid EUR 249,530. In Metso’s share-based incentive system, he is entitled to a maximum of 5,000 shares based on the 2006 plan, and maximum of 6,300 shares based on the 2007 plan. According to his contract, Jorma Eloranta’s retirement age is 60 years, and his retirement pension is 60 percent of his average monthly salary during the past four or ten earnings years, whichever results in a greater amount. If his contract is terminated, he is entitled to compensation equivalent to 24 months’ salary.
                    As of December 31, 2006, there were no loans outstanding to any members of our Board of Directors or our Executive Team.
Audit Committee and Compensation Committee
                    Audit Committee. The Audit Committee consists of a chairman and two members elected by our Board of Directors from among its independent members. As of April 4, 2006, the Audit Committee has consisted of Maija-Liisa Friman (chairman), Svante Adde (financial expert) and Satu Huber.
                    The duties of the Audit Committee include a review of financial reporting by assessing Metso’s draft financial statements, draft interim reports, accounting policies, significant or exceptional business transactions and our management’s estimates. The Audit Committee also assesses compliance with laws and provisions and with our internal instructions. It assesses the adequacy of our internal control and risk management, approves the internal audit plan and follows up on internal audit reporting. The Audit Committee is also responsible for matters related to preparing for the election of auditors, assessing and supervision of the audit plan and costs, assessing and reviewing the auditor’s reports, and assessing the quality and scope of the audit.
                    Each year, the Audit Committee draws up a working order for itself. In 2006, the Audit Committee met six times. In addition to its regulatory tasks, among other things, the Audit Committee monitored the progress of Metso’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and evaluated the calculations related to the impairment testing of Metso’s goodwill.
                    Compensation Committee. The Compensation Committee consists of a chairman and three members, who are all elected by the Board of Directors from among its members. Since April 4, 2006, the Compensation Committee has consisted of Matti Kavetvuo (chairman), Christer Gardell, Yrjö Neuvo and Jaakko Rauramo.
                    The Compensation Committee reviews and monitors the competitiveness of the remuneration and incentive systems within Metso, prepares proposals to the Board of Directors for management incentive systems and remuneration and benefits of our President and CEO and decides upon the remuneration and benefits of the officers reporting to the President and CEO based on the proposals by the CEO. The Compensation Committee may authorize its chairman to decide upon the remuneration and benefits of these officers.
                    In 2006, the Compensation Committee met four times and its main tasks were the development and implementation of management compensation and incentives and our 2006-2008 share ownership plan.
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
                    As a result of a comparison of our corporate governance practices to those requirements of Section 303A of the NYSE listing standards that are currently applicable to U.S. domestic companies, the following significant differences have been identified:
•	The annual general meeting of our shareholders held on April 4, 2006 established a nomination committee, which consisted of the representatives of our four biggest shareholders on November 1, 2006 along with the Chairman of our Board of Directors as an expert member. The nomination

(70)

committee has prepared proposals in respect of the composition of our Board of Directors and the director remuneration for the following annual general meeting of our shareholders, which is scheduled for April 3, 2007. Pursuant to Section 303A.04 of the NYSE listing standards, domestic companies listed on the New York Stock Exchange must have a nominating or corporate governance committee composed entirely of independent directors.
•	Our Compensation Committee makes recommendations to our Board of Directors with respect to the compensation of our President and Chief Executive Officer. In accordance with the Finnish Companies Act, the compensation of our President and CEO is approved by our entire Board of Directors. Section 303A.05 of the NYSE listing standards requires that the compensation committee of a company must determine and approve the compensation of the chief executive officer.

•	Under the Finnish Companies Act, a general meeting of shareholders of a Finnish company appoints the independent auditor(s) of the company. Similarly, only a general meeting of shareholders can remove the independent auditor(s) and appoint their successor. Section 303.06 of the NYSE listing standards requires, pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, that the audit committee of a company must be directly responsible for the appointment and retention of the independent auditor of the company.

•	Under the Finnish Companies Act, a general meeting of shareholders of a Finnish company approves all share option plans prior to their launch. All other incentive plans that require the delivery of company shares in the form of newly-issued shares or treasury shares require shareholder approval at the time of delivery of the shares or, if shareholder approval is granted through an authorization of the Board of Directors, a maximum of five years in advance of the delivery of the shares. Pursuant to Section 303A.08 of the New York Stock Exchange’s listing standards, shareholders of domestic companies listed on the New York Stock Exchange must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions.
Employees
                    As of December 31, 2006, the total number of Metso’s employees was 25,678 compared to 22,178 and 22,802 as at December 31, 2005 and 2004, respectively. The acquisitions of the Pulping and Power businesses, Svensk Pappersteknik AB and Shanghai-Chenming Paper Machinery, all of which were carried out in 2006, increased Metso Paper’s personnel by approximately 2,600. Metso Minerals’ personnel increased by 649 due to the growth of business and the acquisition of Svensk Gruvteknik AB in October 2006. Metso Automation’s number of personnel increased by 183 persons mainly due to the efforts to bolster sales and customer service resources. Due to the rapidly growing importance of the BRIC countries (Brazil, Russia, India and China), Metso’s personnel in these countries in 2006 increased by 44 percent compared to 2005. In 2006, these countries accounted for 13 percent of Metso’s total personnel compared with 10 percent in 2005.
                    The following two tables set forth the number of employees by business area and by region as of December 31, 2004, 2005 and 2006.

	As of December 31,
				Percentage of
	2004	2005	2006	Group
Employees by business area
Metso Paper	8,660	8,201	10,867	42
Metso Minerals	8,048	8,521	9,170	36
Metso Automation	3,267	3,169	3,352	13
Metso Ventures	1,637	1,993	1,967	8
Corporate Office and Shared Services	293	294	322	1

Continuing Operations	21,905	22,178	25,678	100
Discontinued Operations	897	—	—	—

Metso total	22,802	22,178	25,678	100

(71)

	As of December 31,
				Percentage of
	2004	2005	2006	Group
Employees by geographic area
Finland	9,089	8,340	9,281	36
Other Nordic countries	2,622	2,491	3,580	14
Other European countries	2,902	2,959	3,067	12
North America	3,557	3,526	3,715	14
South and Central America	1,950	2,070	2,439	10
Asia-Pacific	1,366	1,498	2,262	9
Rest of the world	1,316	1,294	1,334	5

Total	22,802	22,178	25,678	100

Share Ownership
                    As of March 13, 2007, the members of our Board of Directors and our Executive Team held 32,549 shares of Metso Corporation in total, for which they held sole voting or investment power, representing less than one percent of our total issued and outstanding share capital.
                    The following table sets forth the total number of shares and options of Metso Corporation beneficially held by each of our directors and members of our Executive Team as of March 13, 2007:

	Sole Voting	Beneficially	Number of	Maximum Number	Maximum Number
	or	Shared	Metso	of Shares Allocated	of Shares Allocated
	Investment	Voting	2003A	in the 2006 Share	in the 2007 Share
	Power	Power	options	Ownership Plan	Ownership Plan
Board of Directors
Matti Kavetvuo(1)	—	94	—	—	—
Jaakko Rauramo	4,205	—	—	—	—
Svante Adde	—	—	—	—	—
Maija-Liisa Friman	1,500	—	—	—	—
Christer Gardell	—	—	—	—	—
Satu Huber	500	—	—	—	—
Yrjö Neuvo	3,400	—	—	—	—

Metso Executive Team
Jorma Eloranta(2)	18,300	—	2,000	5,000	6,300
Olli Vaartimo	1,144	—	—	4,830	4,500
Risto Hautamäki	2,000	—	—	2,415	3,330
Matti Kähkönen(3)	—	871	—	3,700	4,500
Bertel Langenskiöld	1,500	—	—	4,870	4,500
Pasi Laine	—	—	—	3,000	3,330

(1)	Includes 94 shares held by Mr. Kavetvuo’s spouse.

(2)	In February 2007, Mr. Eloranta subscribed for Metso shares with 2,000 options. Approval of the subscriptions is pending.

(3)	Includes 871 shares held by Mr. Kähkönen’s spouse.
                    We currently have one option program, the 2003 option program. The remaining options give the right to subscribe for a maximum of 135,000 new shares. In 2004, 100,000 year 2003A options were granted to President and CEO Jorma Eloranta. In 2006, he sold 50,000 options and subscribed for Metso shares with 15,000 options. Thus, at the end of 2006, he had 35,000 year 2003A options of which he sold 33,000 and subscribed for Metso shares with 2,000 options in February 2007. Metso’s Board of Directiors has reserved for potential further use 100,000 year 2003A options. The share subscription price for the 2003A

(72)

options is EUR 8.70 with annually paid dividends deducted from the subscription price. The share subscription period for the 2003A options is April 1, 2006–April 30, 2009.
          In December 2005, our Board of Directors approved a share ownership plan for the years 2006-2008. The plan will form a part of the remuneration and commitment program for the management of Metso and our business areas. The plan covers three earnings periods, each of which lasts one calendar year, i.e., 2006, 2007 and 2008. The incentive will consist of both shares and cash, with cash dedicated to cover possible taxes and tax-related payments. The share ownership plan covers a maximum of 360,000 shares from our treasury shares.
                    The 2006 share ownership plan currently covers a total of 60 of our managers, and our entire Metso Executive Team is covered by the plan. A maximum of 99,461 shares, or approximately 0.07 percent of all of the Company’s shares, will be distributed by the end of March 2007 based on the 2006 earnings period. The Metso Executive Team’s share of this is a maximum of 23,815 shares. Based on the 2006 achievements, our Board of Directors has decided the maximum allocations in the 2006 plan. However, if the average value of the Metso share between March 5 and March 16, 2007 exceeds EUR 38, the number of grantable shares for the 2006 earnings period will be decreased by a corresponding ratio.
                    The 2007 share ownership plan currently covers a total of 82 of our managers, including our entire Metso Executive Team. The plan covers a maximum total of 116,010 shares, and the Metso Executive Team’s share of this total is a maximum of 26,460 shares. If the value of the Metso share, determined as the average price of the Metso share during the first two full weeks of March 2008, exceeds EUR 48, the number of grantable shares for the 2007 earnings period will be decreased by a corresponding ratio. Our Board of Directors will decide on the proposal of our Compensations Committee on the payment of the potential rewards during the first quarter of 2008.
Authorizations for Board of Directors
                    The annual general meeting of out shareholders, held on April 4, 2006, authorized our Board of Directors to resolve on increasing the share capital by issuing new shares, convertible bonds and/or stock options. The issuance of new shares, convertible bonds or stock options entitles holders to subscribe for a maximum of 12,500,000 new shares with a par value of EUR 1.70. On the basis of the authorization, Metso’s share capital may be raised in total by a maximum of EUR 21,250,000, which represents 8.82 percent of the share capital and votes. The authorization allows a deviation from the shareholders’ pre-emptive subscription rights, provided that Metso has important financial grounds for doing so, such as financing or execution of acquisitions or other development of the our business operations.
                    The annual general meeting of our shareholders, held on April 4, 2006 also authorized our Board of Directors to resolve to repurchase Metso’s own shares using funds available for the distribution of profits. The shares may be repurchased for use as consideration in acquisitions or in financing investments, as incentives for key persons, or to be disposed of in other ways or to be cancelled. Shares may be acquired to an amount where the combined par value of these shares and the combined par value of Metso’s existing treasury shares together corresponds to no more than five percent of Metso’s share capital at the moment of repurchasing.
                    The annual general meeting of our shareholders, held on April 4, 2006 authorized our Board of Directors to resolve to dispose of treasury shares. The authorization covers the disposal of all shares repurchased on the basis of the authorizations. The Board of Directors resolves to whom and in which order the shares are disposed. The Board of Directors may dispose of treasury shares as consideration in acquisitions or in financing investments and as incentive for key persons or dispose of the shares through public trading.
                    Based on the authorization received from the Annual General Meeting, our Board of Directors decided on April 28, 2006 to repurchase the maximum of 300,000 of its own shares on the Helsinki Stock Exchange for use as incentives for key personnel.
                    Metso’s Board of Directors decided to outsource the administration of the share ownership plan to a partnership, MEO1V Incentive Ky, included in Metso’s consolidated financial statements. The partnership purchased the 300,000 Metso shares required to implement the share ownership plan. These shares were purchased on the Helsinki Stock Exchange during the period December 8–13, 2006 at an average price of EUR 36.63 per share. The parent company holds 60,841 treasury shares, which were repurchased in 1999 with a total purchase price of EUR 654,813. The total amount of the above-mentioned shares is 360,841, or 0.25 percent, of Metso’s share capital.

(73)

                    The following authorizations to our Board of Directors are proposed to the annual general meeting scheduled to be held on April 3, 2007:
                    The Board of Directors proposes that the annual general meeting authorizes the Board of Directors to decide on the repurchase of the Company’s own shares up to a maximum number of 5,000,000 shares. The Company’s own shares shall be repurchased using the non-restricted equity and shall be acquired through public trading on the Helsinki Stock Exchange, at the share price prevailing at the time of acquisition. The Company’s own shares so acquired may be held, cancelled or conveyed by the Company. The authorization to repurchase the Company’s own shares, if approved, will be valid until June 30, 2008.
                    The Board of Directors proposes that the annual general meeting authorizes the Board of Directors to decide on issuing up to a maximum number of 15,000,000 new shares and/or on conveying up to a maximum number of 5,000,000 of the own shares held by the Company, either against payment or for free (“Share issue authorization”). The new shares can be issued and the own shares held by the Company conveyed to the Company’s shareholders in proportion to their present holding or by means of a directed issue, waiving the pre-emptive subscription rights of the shareholders, if there is a weighty financial reason for the Company to do so.
                    The Board of Directors would be authorized to decide on a free share issue also to the Company itself. The number of shares to be issued to the Company shall not exceed 5,000,000, including the number of own shares acquired by the Company by virtue of the authorization to repurchase the Company’s own shares. The subscription price of the new shares shall be recorded in the fund of invested non-restricted equity and the consideration paid for the Company’s shares shall be recorded in the fund of invested non-restricted equity. The share issue authorization, if approved, will be valid until June 30, 2008.
Item 7. Major Shareholders and Related Party Transactions.
Major Shareholders
                    The Finnish State currently owns 11.1 percent of our total shares and votes. There has been no change in the Finnish State’s ownership since 1999 when Metso Corporation was established.
                    Neither the Finnish State, nor any other shareholder has any special voting rights. However, the Finnish State may, through their share ownership, continue to have substantial influence in deciding matters submitted for a vote of shareholders, such as approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election and removal of members of our Board of Directors.
                    The following table lists, as of March 13, 2007, the total number of our shares owned by the Finnish State, the only person or entity known to us be the beneficial owner of more than five percent of our shares, as well as shares owned by members of our Board of Directors:

		Number of
Title of Class	Identity of Person or Group	Shares	Percent
Shares, nominal value EUR 1.70 each	The Finnish State	15,695,287	11.08
Shares, nominal value EUR 1.70 each	Members of our Board of Directors	9,605	0.01
Ownership of Our Securities in the United States
                    As of February 28, 2007, the most recent practicable date, approximately 1,777,131 shares, or 1.25 percent of the total number of our issued and outstanding shares were held by approximately 36 record holders with addresses in the United States.
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

(74)

                    There have been no material transactions during the last financial year or during the current financial year up to the date of this annual report with enterprises controlling, controlled by or under common control with Metso or an associate of Metso.
Item 8. Financial Information.
Consolidated Financial Statements
          See “Item 18. Financial Statements.”
Export Sales
                    The value of exports by Metso, including sales to unaffiliated customers and intra-Group sales, from Finland by destination were as follows for the three most recent years:

	Year ended December 31,
	2004	2005	2006
	(EUR in millions)
Other Nordic countries	210	353	148
Other European countries	420	523	738
North America	141	158	144
South and Central America	75	96	123
Asia-Pacific	526	331	470
Rest of the world	23	31	51

Total	1,395	1,492	1,674

                    In 2006, without elimination of intra-Group sales, the value of goods exported from Finland, Sweden, and the United States totaled approximately EUR 1,674 million or 34 percent of our total sales, EUR 527 million or 11 percent of our total sales, and EUR 305 million or six percent of our total sales, respectively.
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
                    As of March 12, 2007, there had been a total of 553 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 145 are still pending and 408 cases have been closed. Of the closed cases, 42 were by summary judgment, 278 were dismissed and 88 were settled. For the 88 cases settled, the average compensation has been USD 461 per case. The outcome of the still pending cases is not expected to materially deviate from the outcome of the previous claims.
                    Metso Panelboard Oy is the defendant in arbitration proceedings being carried out in accordance with the ICC rules of arbitration in Singapore, in which Metso’s Chinese customer, Sichuan Guodong Construction Co. Ltd., is claiming compensation on account of an alleged delay and alleged errors in the delivery of equipment for a chipboard line. The plaintiff’s total claim amounts to approximately EUR 54 million, of which approximately EUR 43 million concern indirect damages. The delivery agreement also contains a clause limiting indirect damages. On March 5, 2007, Sichuan Guodong Construction Co. Ltd. filed a Notice to Limit Claim, declaring that it would limit its claim to approximately EUR 13.5 million. Metso Panelboard Oy has presented a counterclaim amounting to approximately EUR

(75)

2.8 million in order to collect the last installment according to the agreement and to pay for additional works related to the delivery. A provision of EUR 1.5 million has been established as a consequence of the claim. See “Item 4. Information on the Company—Governmental Regulation and Environmental Matters” for a discussion on certain pending environmental issues with possible legal implications.
                    In November 2006, Metso Minerals Industries, Inc., which is Metso Minerals’ U.S. subsidiary, received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso is co-operating fully with the Department of Justice. Metso has not made any provision related to this investigation in the year ended December 31, 2006.
                    On March 13, 2007, Metso Minerals (Australia) Ltd and Metso Minerals Inc received a letter on behalf of Goldamere Pty Limited ("Goldamere") claiming AUD$ 43 million (approximately EUR 25 million) in damages plus interests and costs from Metso Minerals regarding a fire that had taken place on one of Goldamere's autogenous mills in Tasmania, Australia, on June 21, 2006. The letter alleges that, at the time of the fire, repair work was being conducted at the autogenous mills by or pursuant to the recommendations, direction and supervision of Metso Minerals or Metso Minerals Inc or their affiliates. Goldamere alleges that the fire was caused by a procedure recommended by Metso Minerals in connection with the repair work. We are currently in the process of assessing the claim presented on behalf of Goldamere and are currently not in a position to take a view on its merits.
Dividend Policy
                    We pay annual dividends to our shareholders based on a longer-term outlook for our consolidated profitability and financial position. The timing and amount of future dividend payments, if any, will depend on our results of operations, cash flows, working capital and investment requirements, estimated future earnings, financial condition, and other factors that our Board of Directors considers relevant. The objective of our dividend policy, that was renewed in October 2006, is to distribute annually at least 50 percent of the earnings per share to our shareholders. Previously, our policy was to distribute annual dividends equivalent to at least 40 percent of the earnings per share.
                    Under the Finnish Companies Act (624/2006), the general meeting of shareholders decides on the distribution of dividends. Dividends on shares of a Finnish limited liability company, if any, are generally declared once a year and may be paid only after the general meeting of shareholders has approved the company’s financial statements and the amount of the dividend proposed by the Board of Directors. In accordance with the Finnish Companies Act, payment of dividends may be based also on audited financial statements other than those for the previous financial year, providing these financial statements have been approved by the general meeting of shareholders. The distribution of dividends by the company in respect of the shares will require the approval of the holders of a majority of the votes cast at the general meeting of shareholders. Under the provisions of the Finnish Companies Act, the amount of any dividend is limited to the amount of the distributable funds shown on the parent company’s latest audited financial statements approved by the shareholders’ meeting. However, any distributions of funds are prohibited if it is known or it should be known at the time of making such decision that the company is insolvent or such distribution would cause the company to become insolvent.
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
                    As of December 31, 2006, our parent company’s distributable equity was EUR 407 million (USD 537 million).
                    Our Board of Directors is proposing to the annual general meeting of our shareholders scheduled to be held on April 3, 2007 that a dividend of EUR 1.50 per share be paid for the financial year ended December 31, 2006. Any dividend decided upon by the annual general meeting of our shareholders is scheduled to be paid on April 17, 2007 to shareholders entered in the register of shareholders on April 10, 2007. All the shares existing on the dividend record date are entitled to dividend for the year 2006, except for the treasury shares held by the parent company.
Significant Changes
                    Except as otherwise disclosed in this annual report, no significant change has occurred in our business or financial condition since December 31, 2006.

(76)

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
          The table below sets forth, for the periods indicated, the reported high and low quoted prices for our shares on the Helsinki Stock Exchange based on its Daily Official List and the high and low quoted prices for our ADSs as reported in the New York Stock Exchange—Composite Transactions.

	Helsinki Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
	(EUR )		(U.S.$ )
Annual
2002	15.15	7.73	14.26	7.81
2003	11.41	7.52	12.77	8.31
2004	12.89	9.12	16.49	11.10
2005	24.46	11.31	28.44	14.70
2006	38.65	23.21	50.82	27.84
2007 (through March 13)	42.20	34.79	54.27	44.37

Quarterly

2005
First Quarter	14.90	11.31	20.00	14.70
Second Quarter	18.12	13.22	22.11	17.20
Third Quarter	21.95	17.67	26.58	21.03
Fourth Quarter	24.46	19.00	28.44	23.15

2006
First Quarter	32.07	23.21	38.93	27.84
Second Quarter	34.95	23.51	43.92	29.80
Third Quarter	29.57	25.42	37.97	31.64
Fourth Quarter	38.65	28.95	50.82	36.67

2007
First Quarter (through March 13)	42.20	34.79	54.27	44.37

Monthly

2006
September	29.20	28.56	37.55	34.69
October	35.65	28.95	44.84	36.67
November	36.64	33.06	46.64	42.00
December	38.65	34.42	50.82	45.93

2007
January	41.40	36.73	53.58	47.40
February	42.20	34.79	54.27	44.37
March (through March 13)	39.29	35.50	50.75	47.30

(77)

Trading and Settlement on the Helsinki Stock Exchange
          Trading in securities on the Helsinki Stock Exchange takes place in euro, with the minimum tick size for trading quotations for all equity instruments being 0.01 euro. All price information is produced and published only in euro.
          In September 2004, the Helsinki Stock Exchange transferred to a new SAXESS trading platform. SAXESS is an order-based system in which orders are matched to trade when price and volume match. Following the transfer to SAXESS trading platform, the main trading phases of the Helsinki Stock Exchange are pre-trading, trading and post-trading. For shares, pre-trading begins at 8:30 a.m. and ends at 9:45 a.m. at the prices established during the previous trading day. Trading with calls and continuous trading takes place from 9:45 a.m. to 6:20 p.m. Opening call begins at 9:45 a.m. and ends at 10:00 a.m. Orders entered during the pre-trading session and existing orders with several days’ validity are automatically transferred into the opening call. Continuous trading begins sequentially after the opening call ends at 10:00 a.m. when the first share is assigned its opening price and then becomes subject to continuous trading. After approximately ten minutes, the opening prices for all the shares have been established and trading continues at prices based on market demand until 6:20 p.m. when the closing call is initiated. The closing call ends at approximately 6:30 p.m. when the closing prices are determined. Post-trading, during which only contract transactions for shares can be registered at the prices established during the trading day, takes place from 6:30 p.m. to 7:00 p.m.
          Trades are normally cleared in the FCSD’s automated clearing and settlement system (HEXClear) on the third banking day (T+3) after the trade date unless otherwise agreed by the parties.
          The Helsinki Stock Exchange is a part of the OMX group. OMX also owns and maintains the exchanges in Stockholm, Copenhagen, Riga, Reykjavik, Vilnius and Tallinn. The OMX Nordic Exchange consists of three local stock exchanges in Copenhagen, Helsinki and Stockholm. The three exchanges are separate legal entities in different jurisdictions, and therefore each exchange has its own regulations. The companies listed on these three exchanges are presented on one list – the Nordic List – with similar listing requirements. Companies are presented in segments based on market value and in sectors according to industry affiliation.
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
          A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when effective, has such consequence. If a Finnish listed company receives information that indicates reaching, exceeding or falling below these thresholds, it must disclose such information to the public and to the Helsinki Stock Exchange.
          Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a Finnish listed company increases above three-tenths or one-half of the total voting rights attached to the shares of the company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public

(78)

quotation of such shares, must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. If the securities, the purchase of which caused the holding of a shareholder to increase above the three-tenths or one-half threshold, were purchased through a public tender offer made for all shares of the company and other securities entitling its holder to shares of such company, the obligation to make a public tender offer will not be triggered. If a Finnish listed company has one shareholder whose holding of the voting rights attached to the company’s shares is above the three-tenths or one-half threshold, another shareholder of the company will not be obliged to make a public tender offer until its holding exceeds that of the shareholder whose holding is greater than one of the above-mentioned thresholds. If a shareholder’s holding in a Finnish listed company increases above the three-tenths or one-half threshold solely due to acts by the company or another shareholder, the shareholder whose holding has exceeded such threshold will not be obliged to make a public tender offer before purchasing or subscribing more shares of the company or otherwise increasing its holding of voting rights attached to the shares of the company. Under the Companies Act, a shareholder holding shares representing more than 90 percent of all the shares and the votes in a company has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.
The Finnish Book-Entry Securities System
General
          Finland has gradually introduced a book-entry securities system, which is mandatory for shares listed on the Helsinki Stock Exchange. Our shares were entered into the Finnish book-entry system on May 2, 1996. The Finnish book-entry securities system is centralized at the Finnish Central Securities Depositary “FCSD”), which provides national clearing and registration services for securities. The FCSD maintains a central book-entry securities system for both equity and debt securities.
          The FCSD maintains a register of the shareholders of listed companies and book-entry accounts for shareholders who do not wish to utilize the services of a commercial account operator. The account operators, which are institutions licensed to act as account operators by the FCSD (each, an “Account Operator”), are entitled to make entries in the book-entry register and administer the book-entry accounts.
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
          Each book-entry account is required to contain specified information such as the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A possible nominee account is identified as such on the entry. The FCSD and the Account Operators are required to observe strict confidentiality, although certain information (for example the name, nationality and address of each account holder) contained in the register of shareholders maintained by the FCSD must be made available to the public by the FCSD and the issuer, except in the case of nominee registration.
          Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights with respect to registered securities and the Account Operator is unable to compensate for such loss, such account holder is entitled to receive compensation from the FCSD, which maintains a statutory registration fund. Certain limitations are applied regarding the maximum liability of the fund.
Custody of the Shares and Nominees
          A non-Finnish shareholder may appoint an account operator (or certain non-Finnish organizations approved by the FCSD) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and exercise all share subscription rights and other financial and administrative

(79)

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
Corporate Governance
          In our corporate governance, we follow the guidelines issued by the Helsinki Stock Exchange, the Finnish Central Chamber of Commerce and the Confederation of Finnish Industry and Employers relating to the governance of publicly quoted companies with the exception that we do not have a nomination committee established by our Board of Directors, but rather have one established by our shareholders at the annual general meeting of shareholders on April 4, 2006. We further comply with the guidelines for insiders published by the Helsinki Stock Exchange.
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

(80)

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
General Meeting of Shareholders
          Under the Finnish Companies Act, shareholders exercise their power to decide on corporate matters at general meetings of shareholders. Our articles of association require that an annual general meeting be held annually before the end of June on a date decided by our Board of Directors. An annual general meeting decides upon the approval of our income statement and balance sheet and measures warranted by the profit or loss, discharges from liability, emoluments for the members of our Board of Directors and remuneration of auditors, number and the members of our Board of Directors and auditors, as well as matters raised by individual shareholders. Extraordinary general meetings of shareholders in respect of specific matters are held when considered necessary by the Board of Directors, or when requested in writing by an auditor of the Company or by shareholders representing at least one-tenth of all the issued shares.

(81)

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
Voting
          A shareholder may attend and vote at a general meeting of shareholders in person or through an authorized representative. Because our shares are part of the FCSD, in order to have the right to attend and vote at a general meeting, a shareholder must be registered on the relevant record date in the register of shareholders kept by the FCSD in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. The record date is ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Finnish Companies Act or in our articles of association. Thus, it is possible that, depending on the attendance at any particular shareholders' meeting, a relatively limited number of shareholders may approve resolutions put forward at a meeting.
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

(82)

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
          Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a Finnish listed company increases above three-tenths or one-half of the total voting rights attached to the shares of the company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares, must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value.
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

(83)

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
Shareholders and Holders of ADSs
     Taxation of Dividends
          The Finnish avoir fiscal system has been abolished as of January 1, 2005. The taxation of dividends distributed by a company listed on the Helsinki Stock Exchange varies depending on whether a shareholder is a resident individual, Finnish company listed on the Helsinki Stock Exchange, a Finnish privately held company or a non-resident.
          When the shareholder is a company listed on the Helsinki Stock Exchange, dividends received by such shareholder are generally tax-exempt. However, in cases where the underlying shares are included in the investment assets of the shareholder (it should be noted that only financial, insurance and pension institutes may have investment assets referred in this context), 75 percent of the dividend is taxable income while the remaining part of the dividend is tax-exempt. If the shareholder is a finnish privately held company, dividends received by such shareholder are 75 percent taxable in case the underlying shares are included in the investment assets of such shareholder. Also in case the shares are not part of the investment assets of the such shareholder (privately held company), 75 percent of the dividends received is taxable income, provided that the respective shareholder does not directly own at least ten percent of the share capital of the distributing company. If the ten percent ownership threshold is met, the dividend income is not treated as taxable income of the respective shareholder (privately held company).
          If the shareholder is a resident individual, 70 percent of the dividends received by such shareholder is taxable as capital income while the remaining part of the dividend is tax-exempt. The applicable tax rate is 28 percent and the Finnish company paying the dividends is responsible for withholding an advance tax at the rate of 19 percent of the amount of dividends. Such advance tax withheld by the distributing company is credited against the final tax payable by the individual shareholder for the dividend received. Generally, an individual is deemed a resident of Finland if such individual stays in Finland for more than six consecutive months or if the permanent home and dwelling of such individual is in Finland.
     Withholding Tax on Dividends
          Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. The withholding tax rate is 28 percent unless otherwise set forth in an applicable tax treaty. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived.
          In the case of the tax treaty with the United States, the withholding tax rate on dividends is reduced to 15 percent with respect to portfolio shares and 5 percent with respect to corporate shareholders with qualifying holdings (at least 10 percent of the voting stock of the distributing company). However, under the currently pending changes to the tax treaty with the United States (protocol signed on May 31, 2006), no withholding tax will be levied on dividends paid (i) by a Finnish company to U.S. pension funds, or (ii) by a qualifying Finnish subsidiary if the beneficial owner of the dividends has directly or indirectly held at least 80 percent or more of the voting power of the company paying the dividend for the 12-month period ending on the date of entitlement to the dividends and the beneficial owner meets one of the criteria in the Limitation on Benefits article of the treaty. The effective date for the elimination of the dividend withholding tax is January 1, 2007, provided that the protocol enters into effect before December 31, 2007.
          The Finnish company paying the dividend is responsible for deducting any applicable Finnish

(84)

withholding tax. The benefit of reduced withholding rate in an applicable tax treaty will only be available where the person beneficially entitled to the dividend has provided to the company paying the dividend or, as the case may be, the account operator a Source Tax Card or its name, address, business identity code or in case of individuals their date of birth and their social security number. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority.
          Where shares in a Finnish company are held through a nominee account, and the dividend receiver holding the shares trough a nominee account is a resident in a tax treaty country, the payer of the dividend has diligently ensured that the recipient is resident in a state with which Finland has tax treaty, the withholding tax rate from the dividend is the tax rate set forth in the relevant tax treaty, however, at least 15 percent. If the tax rate set forth in the tax treaty is less than 15 percent, an application may be submitted for the refund of the excess withholding tax. The 15 percent withholding tax requires that the foreign custodian intermediary is registered in the Finnish tax authorities’ register and that it is resident in a country that Finland has a tax treaty with. Also the foreign custodian intermediary has to have an agreement with the Finnish account operator with regard to the custody of the shares. In such agreement, the foreign custodian intermediary shall, among others, commit to report the dividend receiver’s residential country to the account operator and provide additional information to the tax authorities, if needed. If these provisions are not fulfilled, the 28 percent withholding tax will be withheld on the nominee account’s dividends.
          The Bank of New York as Depositary for the ADSs has agreed to use reasonable efforts to make and maintain arrangements enabling holders to receive tax credits, reduction in Finnish withholding tax or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the ADSs at the time the dividend is paid.
          No withholding tax is levied under Finnish tax laws on dividends paid to corporate entities that reside, and are subject to corporate tax, in an EU member state as specified in Article 2 of the Parent-Subsidiary Directive (90/435/EEC) and that directly hold at least 15 percent of the capital of the distributing Finnish company. This threshold will be reduced to 10 percent in 2009.
     Finnish Transfer Tax
          There is no transfer tax payable in Finland on share transfers made on the Helsinki Stock Exchange. If the transfer is not made on the Helsinki Stock Exchange, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm, and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.
     Finnish Capital Gains and Other Taxes
          Shareholders who are not resident in Finland, and who do not engage in trade or business through a permanent establishment or fixed base in Finland which could be regarded as the holder of the relevant shares or ADSs, will normally not be subject to Finnish taxes on capital gains realized on the transfer of shares. Transfers of shares by a non-resident of Finland by way of gift or by reason of the death of the owner are subject to Finnish gift or inheritance tax respectively if either the transferor or the transferee was a resident of Finland at the time of death or when the gift was given, unless Finland has, in a tax treaty, waived its rights to impose tax on such transfers.
U.S. Federal Income Taxation
General
          The following is a summary of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the United States federal income tax considerations of United States Holders (as defined below) that are initial purchasers of our shares or ADSs and that will hold such shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance

(85)

companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our shares or ADSs as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for United States federal income tax purposes, persons that have a “functional currency” other than U.S. dollar, persons that will own our shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10 percent or more (by voting power ) of our shares or ADSs. This summary does not address any state, local or non-United States tax consequences of the acquisition, ownership and disposition of our shares or ADSs. Moreover, this summary does not address the consequences of any United States federal tax other than income tax, including but not limited to the United States federal estate and gift taxes. This summary is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.
          For purposes of this summary, a “United States Holder” is a beneficial owner of our shares or ADSs that, for United States federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more United States persons have the authority to control all of the substantial decisions of such trust. A “Non-United States Holder” is a beneficial owner of our shares or ADSs that is neither a United States Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).
          If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our shares or ADSs , the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds our shares or ADSs should consult its own tax advisor.
Ownership of ADSs in General
          For United States federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our ordinary shares represented by such ADSs.
          The United States Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Finnish taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.
Distributions
          Subject to the discussion below under “— Passive Foreign Investment Company Considerations”, the gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all shareholders of the Company) with respect to shares or ADSs, before reduction for any Finnish taxes withheld therefrom, will be includible in income by a United States Holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Certain non-corporate United States Holders generally may be taxed on such dividends at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2010, (that is, gains from the sale of capital assets held for more than one year). However, a United States Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the shares or ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by our Company exceeds the

(86)

Company’s current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the United States Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that distributions by our Company generally will be treated as dividends for United States federal income tax purposes.
          Any dividend paid in euro (or any currency other than U.S. dollars) will be included in income in a U.S. dollar amount based on the prevailing spot market exchange rate in effect on the date of receipt by the U.S. Holder, in the case of shares or ADSs. Assuming the payment is not converted at that time, the United States Holder will have a tax basis in euros (or any currency other than U.S. dollars) equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a United States Holder that subsequently sells or otherwise disposes of euro (or, any currency other than U.S. dollars), which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
          Dividends on the shares or ADSs received by a United States Holder will generally be treated as foreign source income for United States foreign tax credit purposes. Subject to limitations under United States federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Finnish withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a United States Holder’s United States federal income tax liability (or at a United States Holder’s election, may be deducted in computing taxable income if the United States Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the United States foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, for taxable years beginning before January 1, 2007, the dividends on the shares or ADSs should generally constitute “passive income”, or in the case of certain United States Holders, “financial services income”, and, for taxable years beginning after December 31, 2006, the dividends should generally constitute “passive category income”, or in the case of certain United States Holders, “general category income.” The rules with respect to foreign tax credits are complex, and United States Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
          Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-United States Holder of our shares or ADSs, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.
Sale or Exchange of Shares or ADSs
          Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a United States Holder generally will recognize gain or loss on the sale or exchange of the shares or ADSs equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any Finnish tax) on such sale or exchange and the Unites States Holder’s adjusted tax basis in the shares or ADSs. Subject to the discussion below under “— Passive Foreign Investment Company Considerations”, such gain or loss will be capital gain or loss. In the case of a non-corporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder’s holding period for such shares or ADSs exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations under the Code.
          The initial basis of your shares or ADSs will be the United States dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis United States Holder (or, if it elects, an accrual basis United States Holder) will determine the United States dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of United States dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a United States Holder.

(87)

          With respect to the sale or exchange of shares or ADSs , the amount realized generally will be the United States dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis United States Holder and (ii) the date of disposition in the case of an accrual basis United States Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the United States dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.
          Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-United States Holder of our shares or ADSs, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-United States Holder, you are present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.
Passive Foreign Investment Company Considerations
          A Non-United States corporation will be classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.
          Based on certain estimates of its gross income and gross assets and the nature of its business, our Company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2006. The Company’s status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2007 or any future year, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If we were a PFIC, a United States Holder of shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).
          If we were a PFIC, a United States Holder of shares or ADSs could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the shares or ADSs. United States Holders should consult their own tax advisers regarding the tax consequences that would arise if the company were treated as a PFIC.
Backup Withholding Tax and Information Reporting Requirements
          United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares or ADSs . Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our shares or ADSs made within the United States or by a United States payor or United States middleman to a holder of our shares or ADSs , other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, and to proceeds from the sale or redemption of, our shares or ADSs within the United States or by a United States payor or United States middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent for taxable years through 2010.
          Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the Internal Revenue Service in a timely manner.

(88)

Documents on Display
          We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains any reports, statements and other information that have been filed electronically with the SEC. We have made electronic filings with the SEC since October 30, 2002.
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
          Our business units seek to identify the financial risks connected with their business operations and minimize their impact on our financial results. To control financial risks within limits, we use different derivative and non-derivative instruments, such as forward contracts, currency and interest rate swaps, options and foreign currency denominated balance sheet items. Derivatives are used only to support the underlying businesses (i.e., for hedging purposes only). Currently, we do not hold derivatives for trading (speculative) purposes and we do not use high-risk derivative instruments such as written options on a sole basis or leveraged instruments. For additional information on the derivative financial instruments we use, see Note 32 to our audited consolidated financial statements. We apply hedge accounting in accordance with IAS 39 “Financial instruments: Recognition and Measurement” to certain foreign currency denominated transactions and to manage interest rate and electricity price volatility.
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
Exchange Rates and Foreign Currency Exposure
          In accordance with our treasury policy, under the direction of our corporate treasury department, the business units hedge in full the currency exposures that arise from firm sales and purchase agreements. In addition, the units can hedge anticipated foreign currency denominated cash flows by taking into account the significance of such cash flows, the competitive situation and other opportunities to adapt. Our corporate treasury regularly monitors the hedging practices of our business units.
          Hedging operations are centralized through our corporate treasury. Upper limits have been set on the open currency exposures of the corporate treasury, calculated on the basis of their potential profit impact. These limits cover net exposures from transfers between units and items arising from financing activities. Future foreign currency net cash flows are hedged for periods, which do not normally exceed two years. Accordingly, the majority of future cash flows related to the order backlog are hedged.

(89)

          We have, to a certain extent, hedged our foreign currency denominated net assets of foreign subsidiaries through borrowings and currency derivatives. As of December 31, 2006, apart from forward foreign exchange contracts, options and currency swaps, we were not a party to any other derivative foreign currency instruments.
          We had hedged approximately 71 percent of our net foreign currency exposure at the end of 2006, arising primarily from long-term contracts, net of any expected matching foreign currency payments. In addition, as of December 31, 2006, we had hedged, 87 percent of our Swedish krona, 66 percent of our U.S. dollar and 76 percent of our Canadian dollar denominated net investments in subsidiaries through borrowings and forward exchange contracts.
          In 2006, the net foreign exchange losses related to operations and included in other operating income and expenses amounted to EUR 7 million, and the negative result impact arising from realized and unrealized derivatives, not qualifying for hedge accounting under IAS 39 “Financial Instruments: Recognition and Measurement,” amounted to EUR 1 million in 2006. Foreign exchange gains and losses related to financing and included in financial income and expenses amounted to a net loss of EUR 1 million in 2006, compared to a net gain of EUR 4 million in 2005.
          The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure, which is composed of future expected cash flows in foreign currencies. The aggregate foreign exchange exposure, net of respective hedges, is composed of all our assets and liabilities denominated in foreign currencies, projected cash flows for unrecognized firm commitments, both short- and long-term sales and purchase contracts and anticipated operational cash flows to the extent they have been hedged. This analysis excludes net foreign currency investments in subsidiaries together with items that have been used to hedge these investments.
          The sensitivity analysis assumes an instantaneous ten percent change in foreign currency rates against the euro from their level as of December 31, 2006, with all other variables held constant. If the euro appreciates or depreciates ten percent against all other currencies, the impact on our cash flows derived from the year-end 2006 net exposure is a corresponding decrease or increase of EUR 11 million during future years, compared to approximately EUR 3 million as of December 31, 2005.
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
          The sensitivity analysis assumes a one percent (100 basis points) parallel move in interest rates for all maturities from their levels as of December 31, 2006, with all other variables held constant. A one percent move upwards or downwards in all interest rates would lead to a corresponding decrease or increase of less than EUR 1 million on net interest expenses on the outstanding balances as of December 31, 2006, compared to decrease or increase of EUR 3 million as of December 31, 2005.
Equity Price Risk
          The market value of the shares in publicly traded companies owned by us as of December 31, 2006, was EUR 8 million. If the prices of the shares had decreased by ten percent, the market value of the investments at the end of 2006 would have declined by less than EUR 1 million in comparison to less than EUR 1 million at the end of 2005. We have not contracted any derivative instruments to hedge our equity investments.

(90)

Commodity Price Risk
          We are exposed to variations in prices of raw materials and supplies including energy. In order to manage risks related to prices of electricity in certain regions, we use forward contracts to hedge part of these exposures. Hedging is focused on the estimated energy consumption for the next 12-month period with some contracts extended to approximately three years.
          We use sensitivity analysis techniques to measure and assess risk on electricity forward contracts. The basis for the sensitivity analysis is the net aggregate amount of energy bought by the forward contracts.
          The sensitivity analysis assumes a ten percent parallel move in electricity price for all maturities from their levels as of December 31, 2006. A ten percent move upwards or downwards in all prices would lead to a corresponding increase or decrease in net assets of approximately EUR 1 million on fair values of electricity forward contracts outstanding as of December 31, 2006, compared to approximately EUR 2 million as of December 31, 2005.
          Other commodity risks are not managed through financial derivative instruments.
Item 12. Description of Securities Other than Equity Securities.
          Not applicable.

(91)

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
          None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
          None.

(92)

Item 15. Controls and Procedures.
Disclosure Controls and Procedures
          Our President and CEO and our Executive Vice President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective.
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
Management’s Annual Report on Internal Control over Financial Reporting
          Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2006 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the assessment, our management has concluded that Metso’s internal control over financial reporting was effective as of December 31, 2006.
          Our management has excluded Aker Kvaerner’s Pulping and Power businesses from its assessment of internal control over financial reporting as of December 31, 2006, because they were acquired by us on December 29, 2006. Aker Kvaerner’s Pulping and Power businesses are fully-owned businesses whose total assets represent approximately 17 percent or EUR 851 million of the related consolidated Balance Sheet amounts as of December 31, 2006. Inasmuch as the Pulping and Power businesses were acquired on December 29, 2006, they had no material impact on our consolidated Statement of Income for the year ended December 31, 2006.
          Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Oy, Finland, an independent registered public accounting firm, as stated in their report which is included under “Item 18. Financial Statements” beginning on page F-2.
Attestation Report of the Registered Public Accounting Firm
          See “Report of Independent Registered Public Accounting Firm” under “Item 18. Financial Statements,” beginning on page F-2.
Changes in Internal Control over Financial Reporting
          There were no changes to our internal control over financial reporting occurred as of the end of the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(93)

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
Item 16C. Principal Accountant Fees and Services.
Audit Fees
          PricewaterhouseCoopers Oy has served as our independent public auditor for both of the financial years ended December 31, 2006 and 2005, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by the annual general meeting of shareholders. During the financial years ended December 31, 2006 and December 31, 2005, we incurred aggregate expenses of EUR 5.2 million, and EUR 2.9 million, respectively. These expenses related to the services rendered by our principal auditor, PricewaterhouseCoopers for the audit of our annual financial statements, the audit related to management’s assessment of internal controls over financial reporting and the effectiveness of Metso’s internal controls over financial reporting and services rendered in connection with statutory and regulatory filings including the review of documents filed with the SEC.
Audit-Related Fees
     During the financial years ended December 31, 2006 and December 31, 2005 we incurred aggregate expenses of EUR 1.7 million and EUR 1.3 million, respectively, for services rendered by our principal auditor, PricewaterhouseCoopers for assurance and related services. Audit-related fees consist of fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews in anticipation of Metso’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002; advice and assistance in connection with local statutory accounting requirements; due diligence reviews related to acquisitions; employee benefit plan audits and reviews; and miscellaneous reports in connection with grant applications.
Tax Fees
          During the financial years ended December 31, 2006 and December 31, 2005, we incurred aggregate expenses of EUR 1.7 million and EUR 2.1 million, respectively, for tax services rendered by our principal auditor, PricewaterhouseCoopers. Tax fees include fees incurred for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits, tax advice related to mergers and acquisition, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(94)

All Other Fees
          No expenses have been incurred for the years ended December 31, 2006 and 2005 for non-audit services.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees.
          Not applicable.

(95)

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
          The following table sets out certain information concerning purchases of Metso shares by Metso Corporation and its affiliates during 2006.

			Total Number of
			Shares
			Purchased as	Maximum Number of
		Average	Part of Publicly	Shares that May Yet
	Total Number	Price Paid	Announced	Be Purchased Under
	of Shares	per Share	Plans or	the Plans or
Period	Purchased	(EUR)	Programs	Programs
January 2006	—	—	—	7,021,889	(1)
February 2006	—	—	—	7,021,889	(1)
March 2006	—	—	—	7,021,889	(1)
April 2006	—	—	—	7,021,889	(2)
May 2006	—	—	—	7,021,889	(2)
June 2006	—	—	—	7,021,889	(2)
July 2006	—	—	—	7,021,889	(2)
August 2006	—	—	—	7,021,889	(2)
September 2006	—	—	—	7,021,889	(2)
October 2006	—	—	—	7,021,889	(2)
November 2006	—	—	—	7,021,889	(2)
December 2006	300,000 (3)	36.63	300,000 (3)	6,725,139	(2)

Total	300,000	36.63	300,000

(1)	On April 4, 2005, our annual general meeting authorized our Board of Directors to repurchase our own shares up to an amount where the combined par value of these shares and the combined par value of existing treasury shares together corresponds to no more than five percent of Metso’s share capital at the moment of repurchasing. Under the authorization, own shares should be repurchased by using funds available for the distribution of profits on the Helsinki Stock Exchange. The authorization was valid until April 4, 2006.

(2)	On April 4, 2006, our annual general meeting authorized our Board of Directors to repurchase our own shares up to an amount where the combined par value of these shares and the combined par value of existing treasury shares together corresponds to no more than five percent of Metso’s share capital at the moment of repurchasing. Under the authorization, own shares should be repurchased by using funds available for the distribution of profits on the Helsinki Stock Exchange. The authorization is valid until April 4, 2007.

(3)	Based on the authorization of the annual general meeting, our Board of Directors decided to outsource the administration of the share ownership plan to a partnership (MEO1V Incentive Ky) included in Metso’s consolidated financial statements, which purchased the 300,000 Metso shares required to implement the share ownership plan.

(96)

PART III
Item 17. Financial Statements.
          Not applicable.
Item 18. Financial Statements.
          See financial statements beginning on page F-1.

(97)

Item 19. Exhibits.
Documents filed as exhibits to this annual report:

1.1	Articles of Association of Metso Corporation.*

2.1	Not applicable.**

4.1	Service contract for Jorma Eloranta, president and chief executive officer of Metso Corporation, dated November 30, 2003.***

6.1	See Note 10 to our consolidated financial statements included in this annual report for information on how earnings per share information was calculated.

8.1	Subsidiaries of Metso Corporation.

12.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Jorma Eloranta, president and chief executive officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Olli Vaartimo, executive vice president and chief financial officer of Metso Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the financial year ended December 31, 2005, filed with the SEC on March 15, 2006.

**	The total amount of long-term debt securities authorized under any instrument does not exceed ten percent of the total assets of the Group on a consolidated basis.

***	Incorporated by reference to our annual report on Form 20-F for the financial year ended December 31, 2003, filed with the SEC on March 25, 2004.

(98)

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 14, 2007	METSO CORPORATION
	By:	/s/ JORMA ELORANTA
		Name:	Jorma Eloranta
		Title:	President and Chief Executive Officer

	By:	/s/ OLLI VAARTIMO
		Name:	Olli Vaartimo
		Title:	Executive Vice President and Chief Financial Officer

(99)

METSO
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Metso Corporation:
          We have completed an integrated audit of Metso Corporation’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
     Consolidated financial statements
          In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, statement of changes in equity, and cash flow statement present fairly, in all material respects, the financial position of Metso and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the EU (IFRS). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          IFRS vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.
     Internal control over financial reporting
          Also, in our opinion, management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15. that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of

METSO
the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          As described in the “Management’s Annual Report on Internal Control over Financial Reporting”, management has excluded Aker Kvaerner’s Pulping and Power businesses from its assessment of internal control over financial reporting as of December 31, 2006, because they were acquired by Metso Corporation on December 29, 2006 in a purchase business combination. We have also excluded Aker Kvaerner’s Pulping and Power businesses from our audit of internal control over financial reporting. Aker Kvaerner’s Pulping and Power businesses are fully-owned businesses whose total assets represent approximately 17 percent or €851 million of the related consolidated Balance Sheet amounts as of December 31, 2006. As Aker Kvaerner’s Pulping and Power businesses were acquired on December 29, 2006, they had no material impact on Metso’s consolidated Statement of Income for the year ended December 31, 2006.
Helsinki, Finland
March 14, 2007
PricewaterhouseCoopers Oy
Authorized Public Accountants

METSO
Consolidated Statements of Income
(in millions, except for per share amounts)

		Year ended December 31,
	Note	2004	2005	2006
		€	€	€
Net sales	35	3,602	4,221	4,955

Cost of goods sold	8, 9	(2,673)	(3,110)	(3,659)

Gross profit		929	1,111	1,296

Selling, general and administrative expenses	4, 8, 9	(798)	(794)	(846)
Other operating income and expenses, net	5, 35, 13	(11)	12	6
Share in profits and losses of associated companies	16, 35	4	1	1
Reversal of Finnish pension liability	7, 29, 35	75	5	—

Operating profit	35	199	335	457

Financial income and expenses, net	10	(59)	(43)	(36)

Profit on continuing operations before tax		140	292	421

Income taxes on continuing operations	11	18	(72)	(11)

Profit on continuing operations		158	220	410

Profit (loss) on discontinued operations, net of taxes	13	(14)	17	—

Profit		144	237	410

Profit attributable to minority interests		1	1	1
Profit attributable to equity shareholders		143	236	409

Profit		144	237	410

Earnings per share from continuing operations
Basic, €	14	1.16	1.57	2.89
Diluted, €	14	1.16	1.57	2.89

Earnings per share from discontinued operations
Basic, €	14	(0.11)	0.12	—
Diluted, €	14	(0.11)	0.12	—

Earnings per share from continuing and discontinued operations
Basic, €	14	1.05	1.69	2.89
Diluted, €	14	1.05	1.69	2.89
The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Balance Sheets
(in millions)

		As at December 31,
	Note	2005	2006
		€	€
ASSETS

Non-current assets
Intangible assets	15
Goodwill		498	768
Other intangible assets		99	274

		597	1,042

Property, plant and equipment	15
Land and water areas		58	57
Buildings and structures		220	221
Machinery and equipment		286	318
Assets under construction		17	19

		581	615

Financial and other assets
Investments in associated companies	16	20	19
Available-for-sale equity investments	17	12	15
Loan and other interest bearing receivables	20	5	6
Available-for-sale financial assets	20	34	5
Deferred tax asset	11	163	228
Other non-current assets	20	39	33

		273	306

Total non-current assets		1,451	1,963

Current assets
Inventories	19	888	1,112

Receivables
Trade and other receivables	20	918	1,218
Costs and earnings of projects under construction in excess of advance billings	18	173	284
Loan and other interest bearing receivables	20	2	2
Available-for-sale financial assets	20	135	10
Tax receivables		14	16

		1,242	1,530

Cash and cash equivalents	21	323	353

Total current assets		2,453	2,995

Assets held for sale		—	—

Total assets		3,904	4,958

The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Balance Sheets — Continued
(in millions)

		As at December 31,
	Note	2005	2006
		€	€
SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity	22
Share capital		241	241
Share premium reserve		76	77
Cumulative translation adjustments		(9)	(45)
Fair value and other reserves		424	432
Retained earnings		553	763

Equity attributable to shareholders		1,285	1,468

Minority interests		7	6

Total equity		1,292	1,474

Mortgages and contingent liabilities	30	—	—

Liabilities
Non-current liabilities
Long-term debt	24	593	605
Post employment benefit obligations	29	157	157
Deferred tax liability	11	20	57
Provisions	26	33	53
Other long-term liabilities		7	2

Total non-current liabilities		810	874

Current liabilities
Current portion of long-term debt	24	160	93
Short-term debt	27	35	132
Trade and other payables	28	925	1,238
Provisions	26	191	213
Advances received		312	655
Billings in excess of cost and earnings of projects under construction	18	146	222
Tax liabilities		33	57

Total current liabilities		1,802	2,610

Liabilities held for sale		—	—

Total liabilities		2,612	3,484

Total shareholders’ equity and liabilities		3,904	4,958

The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Statements of Cash Flows
(in millions)

		Year ended December 31,
	Note	2004	2005	2006
		€	€	€
Cash flows from operating activities:
Profit		144	237	410
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortization	9	115	102	105
Change of provisions related to restructuring programs	6	(11)	(12)	(7)
Gain on sale of fixed assets	5	(11)	(18)	(6)
Loss (gain) on sale of subsidiaries and associated companies	13	29	(17)	(10)
Gain on sale of available-for-sale equity investments	5	(9)	(2)	(1)
Share of profits and losses of associated companies	16	(4)	(1)	(1)
Interests and dividend income	10	52	39	26
Income taxes		(4)	72	11
Other non-cash items		(21)	24	25
Change in net working capital, net of effect from business acquisitions and disposals		63	(170)	(18)
Interest paid		(60)	(55)	(45)
Interest received		6	13	19
Dividends received		3	2	2
Income taxes paid		(31)	(50)	(68)

Net cash provided by (used in) operating activities		261	164	442

Cash flows from investing activities:
Capital expenditures on fixed assets	15	(89)	(104)	(129)
Proceeds from sale of fixed assets		39	46	14
Business acquisitions, net of cash acquired	12	(2)	(14)	(277)
Proceeds from sale of businesses, net of cash sold	13	389	95	13
Investments in associated companies	16	(1)	(2)	—
Proceeds from sale of associated companies		1	—	0
Investments in available-for-sale equity investments		(7)	(1)	(2)
Proceeds from sale of available-for-sale equity investments		27	3	2
Investments in available-for-sale financial assets		(47)	(166)	(23)
Proceeds from sale of available-for-sale financial assets		7	52	177
Increase in loan receivables		(6)	(2)	(4)
Decrease in loan receivables		6	3	2
Other items		(5)	—	—

Net cash provided by (used in) investing activities		312	(90)	(227)

Cash flows from financing activities:
Share options exercised	22	—	72	1
Redemption of own shares	22	—	—	(11)
Dividends paid		(27)	(48)	(198)
Hedging of net investment in foreign subsidiaries		11	(2)	(6)
Net borrowings (payments) on short-term debt		(258)	(2)	90
Proceeds from issuance of long-term debt		454	6	113
Principal payments of long-term debt		(485)	(156)	(165)
Principal payments of finance leases		(4)	(6)	(3)
Other items		(23)	—	—

Net cash provided by (used in) financing activities		(332)	(136)	(179)

Net increase (decrease) in cash and cash equivalents		241	(62)	36
Effect of changes in exchange rates on cash and cash equivalents		1	13	(6)
Cash and cash equivalents at beginning of year		130	372	323

Cash and cash equivalents at end of year		372	323	353

The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Statements of Cash Flows — Continued
(in millions)

	Year ended December 31,
	2004	2005	2006
	€	€	€
Change in net working capital, net of effect from business acquisitions and disposals:
(Increase) decrease in assets and increase (decrease) in liabilities:
Inventory	(129)	(178)	(215)
Trade and other receivables	(87)	(139)	(194)
Percentage of completion: recognized assets and liabilities, net	113	42	1
Trade and other payables	166	105	390

Total	63	(170)	(18)

Supplemental cash flow information:
Revolving credit facility activity
Borrowings	50	—	—
Payments	116	—	—

Non-cash exchange of bonds
New bonds issued	274	—	—
Bonds redeemed	256	—	—
          Breakdown of business combinations is presented in Note 12.
The accompanying Notes form an integral part of these consolidated financial statements.

METSO
Consolidated Statements of Changes in Shareholders’ Equity
(in millions)

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interests	equity
	€	€	€	€	€	€	€	€
Balance at January 1, 2004	232	14	(50)	431	252	879	7	886

Translation differences	—	—	(11)	—	—	(11)	—	(11)
Transfer of translation differences	—	—	8	—	(8)	—	—	—
Deferred tax asset	—	—	5	—	—	5	—	5
Other	—	—	—	—	1	1	(3)	(2)

Net income (expense) recognized directly in equity	—	—	2	—	(7)	(5)	(3)	(8)

Profit	—	—	—	—	143	143	1	144

Total recognized income for 2004	—	—	2	—	136	138	(2)	136

Dividends	—	—	—	—	(27)	(27)	—	(27)

Balance at December 31, 2004	232	14	(48)	431	361	990	5	995

Effects of adopting IAS 32
Own shares	—	—	—	(2)	1	(1)	—	(1)
Effects of adopting IAS 39
Cash flow hedges, net of taxes	—	—	—	4	—	4	—	4
Available-for-sale equity investments, net of taxes	—	—	—	2	—	2	—	2
Other	—	—	—	0	2	2	—	2

Balance at January 1, 2005	232	14	(48)	435	364	997	5	1,002

Cash flow hedges, net of taxes	—	—	—	(11)	—	(11)	—	(11)
Available-for-sale equity investments, net of taxes	—	—	—	0	—	0	—	0
Net investment hedge effects, net of taxes	—	—	(21)	—	—	(21)	—	(21)
Translation differences	—	—	60	—	—	60	—	60
Other	—	—	—	0	1	1	1	2

Net income (expense) recognized directly in equity	—	—	39	(11)	1	29	1	30

Profit	—	—	—	—	236	236	1	237

Total recognized income for 2005	—	—	39	(11)	237	265	2	267

Dividends	—	—	—	—	(48)	(48)	—	(48)
Share options exercised	9	62	—	—	—	71	—	71

Balance at December 31, 2005	241	76	(9)	424	553	1,285	7	1,292

Cash flow hedges, net of taxes	—	—	—	16	—	16	—	16
Available-for-sale equity investments, net of taxes	—	—	—	1	—	1	—	1
Net investment hedge effects, net of taxes	—	—	22	—	—	22	—	22
Translation differences	—	—	(59)	—	—	(59)	—	(59)
Other	—	—	1	2	(1)	2	(2)	0

Net income (expense) recognized directly in equity	—	—	(36)	19	(1)	(18)	(2)	(20)

Profit (loss)	—	—	—	—	409	409	1	410

Total recognized income for 2006	—	—	(36)	19	408	391	(1)	390

METSO

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interests	equity
Dividends	—	—	—	—	(198)	(198)	—	(198)
Share options exercised	0	1	—	—	—	1	—	1
Redemption of own shares	—	—	—	(11)	—	(11)	—	(11)

Balance at December 31, 2006	241	77	(45)	432	763	1,468	6	1,474

The accompanying Notes form an integral part of these consolidated financial statements

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
          In December 2006, Metso acquired the Pulping and Power businesses of Aker Kvaerner, a Norwegian group. The businesses were transferred to Metso on December 29, 2006 and are reported under Metso Paper business area.
Basis of preparation
          The consolidated financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU, include the financial statements of Metso Corporation (the “Parent Company”) and its subsidiaries (together with the Parent Company, “Metso” or the “Company”). There are no differences between IFRS as adopted by the EU, as applied in Metso, and IFRS as written by the IASB. Metso Corporation was formed in 1999 as a result of the merger of Rauma Corporation and Valmet Corporation. The merger was consummated on July 1, 1999 and is accounted for by the pooling-of-interests method.
          Accounting principles set out below have been consistently applied to all the years presented, except for those relating to the classification and measurement of financial instruments. Metso has applied IFRS 1 in preparing these consolidated financial statements, and used the exemption to only apply IAS 32 and IAS 39 from January 1, 2005 onwards. The principles applied to financial instruments before and after January 1, 2005 are disclosed separately.
          Until December 31, 2004, the consolidated financial statements were prepared in accordance with the Finnish Generally Accepted Accounting Principles (“FAS” or “Finnish GAAP”), which differ in certain respects from IFRS. When preparing the 2005 consolidated financial statements of Metso, the management adjusted certain accounting and valuation methods applicable in Finnish GAAP to comply with IFRS. The comparative figures of 2004 have been presented in accordance with IFRS, except as described in the accounting principles that follow.
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

METSO
Notes to Consolidated Financial Statements — (Continued)
Principles of consolidation
     Subsidiaries
          The consolidated financial statements include the financial statements of the Parent Company and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 percent of the voting rights or in which it is in a position to govern the financial and operating policies of the entity. The companies acquired during the financial period have been consolidated from the date Metso acquired control. Subsidiaries sold have been included up to their date of disposal.
          All intercompany transactions are eliminated as part of the consolidation process. Minority interests are presented in the consolidated balance sheets within equity, separately from the equity attributable to shareholders. Minority interests are separately disclosed in the consolidated statements of income.
          Acquisitions of companies are accounted for using the purchase method. The cost of an acquisition is measured at fair value over the assets given up, shares issued or liabilities incurred or assumed at the date of acquisition including any costs directly attributable to the acquisition. The excess acquisition cost over the fair value of net assets acquired is recognized as goodwill (see also intangible assets). If the cost of acquisition is less than the fair value of the group’s share of the net assets acquired, the difference is recognized directly through profit and loss.
     Associated companies and joint ventures
          The equity method of accounting is used for investments in associated companies in which the investment provides Metso the ability to exercise significant influence over the operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which Metso’s direct or indirect ownership is between 20 and 50 percent of the voting rights.
          Investments in associated companies are initially recognized at cost. Investments in joint ventures in which Metso has the power to jointly govern the financial and operating activities of the investee company are accounted for using the equity method.
          Under the equity method, the share of profits and losses of associated companies and joint ventures is presented separately in the consolidated statements of income. Metso’s share of post-acquisition retained profits and losses of associated companies and joint ventures is reported as part of investments in associated companies in the consolidated balance sheets.
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
          The statements of income of subsidiaries with a functional currency different from the presentation currency are translated into euro at the average exchange rates for the financial year and the balance sheets are translated at the exchange rate of the balance sheet date. The resulting translation differences are recorded in the cumulative translation adjustment line item in equity. When Metso hedges the equity of its foreign subsidiaries with foreign currency loans and with financial derivatives, the translation difference is adjusted by the currency effect of hedging instruments and recorded in equity, net of taxes. When a foreign entity is disposed of accumulated exchange differences are recognized in the consolidated statements of income as part of the gain or loss on the sale.

METSO
Notes to Consolidated Financial Statements — (Continued)
Derivative financial instruments
     Accounting principles applicable before January 1, 2005
          Both standards, IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation” became applicable to Metso prospectively on January 1, 2005. The previous year comparative data has not been restated in compliance with these standards. It has been measured and presented in accordance with principles applicable under Finnish GAAP.
          Finnish GAAP did not require recognition of financial derivatives prior to recognition of the underlying hedged transaction, but allowed hedge accounting for a wider range of transactions without specific documentation and hedge effectiveness testing requirements. In addition, as Finnish GAAP did not require presentation of derivatives at fair value on the balance sheet, they were reported either at fair value or on accrual basis as part of the hedged transaction.
     Accounting principles applicable after January 1, 2005
          Metso uses a variety of derivative financial instruments, mainly forward exchange contracts, and a limited number of interest rate, currency and cross-currency swaps as well as currency options, interest rate futures and commodity contracts, as part of its overall risk management policy. These instruments are used to reduce the foreign currency, interest rate and price risks relating to existing assets, liabilities, firm commitments, forecast sales and estimated consumption of raw materials.
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

METSO
Notes to Consolidated Financial Statements — (Continued)
hedge reserve as of the balance sheet date. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in financial income and expenses, net, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged interest rate risk.
          Hedging commodity risk
          Metso has entered into electricity forwards to reduce its exposure to the volatility of electricity prices in units located in Scandinavia. Prior to April 1, 2005, after which Metso started to apply hedge accounting to commodity forwards, the forwards were fair valued quarterly and the change in fair value was recognized in other operating income and expenses, net. Since April 1, 2005, the effective portion of the changes in fair value of the forwards are recognized in the hedge reserve, the gain or loss relating to an ineffective portion of the instruments is recognized in other operating income and expenses, net. Amounts accumulated in equity are recognized through profit and loss concurrently with the corresponding electricity procurement.
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
Employee benefits
     Share-based payments
          Share-based payments granted to Metso’s key personnel are fair valued as of the grant date and recognized as an employee benefit expense with corresponding entry in other reserves of the equity. The fair value of the equity-settled share awards is based on the quoted market price of the shares at the grant date, the fair value of cash-settled transactions is measured at the exchange value of the underlying equity instrument until settled in cash. The fair value of instruments granted is expensed over their vesting period with corresponding increase in other reserves under equity. When the options are exercised, the proceeds received, net of transaction costs are recognized in the share capital at nominal value and the excess in the share premium reserve.
     Pensions and coverage of pension liabilities
          Metso has several different pension schemes in accordance with local regulations and practices in countries where it operates. In certain countries, the pension schemes are defined benefit plans with retirement, disability, death, other post retirement benefits, such as health services, and termination income benefits. The retirement benefits are usually based on the number of service years and the salary levels of the final service years. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations.
          In addition, certain companies within Metso have multi-employer pension arrangements and defined contribution pension schemes. The contributions to defined contribution plans and to multi-employer and insured plans are charged to profit and loss concurrently with the payment obligations.
          In the case of defined benefit plans, the liability arising from the plan is the present value of the defined benefit obligation as of the balance sheet date, adjusted by the fair value of the plan assets and by the unamortized portion of the actuarial gains and losses and of past service cost. Independent actuaries calculate the defined benefit obligation, which is based on the projected unit credit method and is discounted to the present value of the estimated future cash flows using the interest rates approximating the terms of the pension engagement. The cost of providing retirement and other post retirement benefits to the personnel is charged to profit and loss concurrently with the service rendered by the personnel. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to plans in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are recognized in profit and loss over the average remaining service years of the employees concerned.

METSO
Notes to Consolidated Financial Statements — (Continued)
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
     Percentage-of-completion method
          Sales and anticipated profits under engineering and construction contracts are recorded on a percentage-of-completion basis. The stage of completion is determined either by units of delivery, which are based on predetermined milestones and on the realized value added (contract value of the work performed to date) or by the cost-to-cost method of accounting. Estimated contract profits are recorded in earnings in proportion to recorded sales. In the cost-to-cost method, sales and profits are recorded after considering the ratio of accumulated costs to estimated total costs to complete each contract. In certain cases, subcontractor materials, labor and equipment, are included in sales and costs of goods sold when management believes that Metso is responsible for the ultimate acceptability of the project. Changes to total estimated contract costs and losses, if any, are recognized in the period in which they are determined.
     Service revenue
          Revenues from short-term service contracts are recognized once the service has been rendered. Revenues from long-term service contracts are recognized using the output method.
     Sales with repurchase commitments
          If the conditions of a sales contract with repurchase commitment indicate that the transfer of risks and rewards has not taken place at initial delivery of equipment and transfer of ownership, the revenue is deferred. The monies received for the machines, net of the guaranteed amount, are recognized over the contract term as lease income concurrently with the depreciation of the equipment until the expiry of the resale right. If the repurchase commitment expires unexercised, the remaining deferred revenue is recognized as income.
     Trade-ins
          Sales, against which trade-ins are accepted, are recorded at contract price. Any reduction between the agreed trade-in price and its recorded value in the inventory is recognized in cost of goods sold concurrently with the sale.
Government grants
          Government grants relating to acquisition of property, plant and equipment are deducted from the acquisition cost of the asset and recognized in profit and loss as a reduction of the depreciation charge of the related asset. Other government grants are deferred and recognized in profit and loss concurrently with the costs they intend to compensate.
Shipping and handling costs
          Metso includes shipping fees billed to customers in revenues and shipping costs incurred in cost of goods sold.
Advertising costs
          Advertising costs are expensed as incurred.

METSO
Notes to Consolidated Financial Statements — (Continued)
Other operating income and expenses
          Other operating income and expenses, net comprise income and expenses, which do not directly relate to the operating activity of businesses within Metso. Such items include gains and losses on disposal of assets, other than those, which qualify as discontinued operations, costs related to significant restructuring programs, and foreign exchange gains and losses, excluding those, which qualify for hedge accounting and those, which are reported under financial income and expenses, net.
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
Earnings per share
          Basic earnings per share are calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding own shares.
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
Intangible assets
          Intangible assets, which comprise mainly goodwill, trademarks, intangibles acquired in business combinations, patents and licenses, are stated at historical cost less accumulated amortization and impairment, loss, if any. Intangible assets with indefinite useful lives, such as goodwill and trademarks, are not amortized, but tested annually for impairment.
     Amortization of intangible assets
          Amortization of intangible assets with a definite useful life is calculated on a straight-line basis over the expected economic lives of the assets as follows:

Patents and licenses	5 - 10 years
Computer software	3 - 5 years
Other intangibles	< 1 - 15 years
          Expected useful lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the remaining amortization periods are adjusted accordingly.

METSO
Notes to Consolidated Financial Statements — (Continued)
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
     Impairment of intangible assets with indefinite useful lives
          The carrying value of goodwill for each business area and of other intangible assets with indefinite useful lives are reviewed annually or more frequently for impairment, if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value may not be recoverable. The testing of goodwill is performed at the cash generating unit level, whereas the testing of an intangible asset with an indefinite useful life is either performed as part of a cash generating unit or separately if the asset generates independent cash flows. The annual testing may be performed using previous year’s recoverable amounts of the cash generating units if there has not been significant changes to the assets and liabilities of the cash generating unit, if in the previous testing the recoverable value clearly exceeded the carrying values tested, or if the likelihood that the current recoverable value would be less than the current carrying value of the cash generating unit is remote. Metso uses a discounted cash flow analysis to assess the fair value of intangible assets subject to testing. A previously recognized impairment loss on goodwill is not reversed even if there is a significant improvement in circumstances having initially caused the impairment, whereas an impairment loss on an intangible asset with an indefinite life may be reversed should there be a significant improvement to cash flows compared to the projections having generated the impairment loss in the first place. However, the impairment loss may not be reversed to an extent higher than the carrying amount, which would have been recorded had there been no impairment in prior years.
     Research and development
          Research and development costs are mainly expensed as incurred. Research and development costs comprise salaries, administration costs, depreciation and amortization of tangible and intangible fixed assets. Development costs meeting certain capitalization criteria under IAS 38 are capitalized and amortized during the expected economic life of the underlying technology.
Property, plant and equipment
          Property, plant and equipment are stated at historical cost, less accumulated depreciation and impairment loss, if any. Land and water areas are not depreciated.
          Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and structures	15 - 40 years
Machinery and equipment	3 - 20 years
          Expected useful lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the remaining depreciation periods are adjusted accordingly.
          Subsequent improvement costs related to an asset are included in the carrying value of such asset or recognized as a separate asset, as appropriate, only when the future economic benefits associated with the costs are probable and the related costs can be separated from normal maintenance costs.
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
          Leases of property, plant and equipment, where the lessor retains a significant portion of the risk and rewards, are classified as operating leases. Payments under operating leases are expensed as incurred.
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
     Available-for-sale equity investments
          Available-for-sale equity investments include mainly shares in listed companies. From January 1, 2005 onwards, available-for-sale equity investments are carried at fair value, based on quoted closing prices as of the respective balance sheet date. Unrealized gains and losses arising from changes in fair value are recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are recorded in the profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed. Unlisted shares, for which fair values cannot be measured reliably, are recognized at cost less impairment.
     Available-for-sale financial assets
          Non-current available-for-sale financial assets
          Available-for-sale financial assets, which are reported under non-current assets, comprise investments in financial instruments, e.g. bonds, commercial papers and time deposits with maturities exceeding one year at acquisition or with an undefined maturity and which the company plans to hold for more than one year. From January 1, 2005 onwards, the instruments are fair valued quarterly and the change in fair value is recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are recorded in profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed.
          Current available-for-sale financial assets
          Available-for-sale financial assets, which are reported under current assets, comprise highly liquid investments, which have been contracted as part of the cash management of Metso and which do not qualify as cash and cash equivalents. From January 1, 2005 onwards, they are fair valued quarterly and the change in fair value is recognized in the fair value reserve of equity. Gains and losses at disposal and potential impairment are

METSO
Notes to Consolidated Financial Statements — (Continued)
recorded in profit and loss and the accumulated change in fair value previously recorded in the fair value reserve of equity is reversed.
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
          Metso sells certain receivables through arrangements with third party financial institutions. The transfer of such financial asset qualifies for derecognition when substantially all the risks and rewards of ownership, including legal isolation of the financial asset from the Company, and the control over the asset have been transferred. A gain or loss on sale of the receivables is recorded at derecognition.
Cash and cash equivalents
          Cash and cash equivalents consist of cash in banks and other liquid investments with original maturity of three months or less.
Assets classified as held-for-sale
          Non-current assets and discontinued operations are classified as held-for-sale and stated at the lower of carrying amount and the fair value less cost to sell, if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.
          A discontinued operation results from the management’s decision and commitment to dispose of a separate business for which the related assets, liabilities and operating results can be distinguished both operationally and for financial reporting purposes. When specific criteria for the held-for-sale classification has

METSO
Notes to Consolidated Financial Statements — (Continued)
been met, the non-current assets are recorded at the lower of carrying value or fair value less cost to sell, and non-current assets subject to depreciation or amortization are no longer amortized. The assets and liabilities of a disposal group classified as held-for-sale are presented in the balance sheet separate from assets and liabilities related to continuing operations as of the date the operation qualified as discontinued. The results of discontinued operations, net of taxes and the gain or loss on their disposal are presented for all periods separate from continuing operations in the consolidated statements of income. Balance sheet data from periods preceding the qualifying disposal decision is not reclassified.
Own shares
          In 2004, own shares held by Metso were valued at the historical acquisition price in a separate caption under financial assets and in equity.
          From January 1, 2005 onwards, own shares are valued at historical acquisition price and have been deducted from equity. Should such shares be subsequently sold or reissued, the consideration received, net of any directly attributable transaction costs and related income tax, is recorded in the equity.
Dividends
          Dividends proposed by the Board of Directors are not recognized in the financial statements until they have been approved by the shareholders in the Annual General Meeting.
Long-term debt
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

METSO
Notes to Consolidated Financial Statements — (Continued)
     Environmental remediation costs
          Metso accrues for losses associated with environmental remediation obligations when such losses are probable and can be estimated reliably. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed virtually certain.
     Warranty costs
          An accrual is made for expected warranty costs. The adequacy of this accrual is reviewed periodically based on an analysis of historical experience and anticipated probable warranty liabilities.
Note 2. Financial risk management
          Metso’s business activities are exposed to a variety of financial risks. Metso aims to minimize potential adverse effects of the financial risks to its financial performance.
          Metso’s financial risk management is carried out by a central treasury department (Corporate Treasury) under the policies approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the operating units.
Foreign currency risk management
          Exchange rate changes affect the businesses, although the geographical diversity of operations decreases the significance of any individual currency. More than one-half of Metso’s net sales originate from outside the euro zone, the main currencies being USD, EUR, SEK, CAD and BRL.
          Metso measures and monitors foreign currency risk using sensitivity analysis. The consolidated net exposures in different currencies are continuously controlled and the risk is mitigated through different financial instruments, including derivatives, as required by the Treasury Policy.
Trade flow related derivatives
          In accordance with the Treasury Policy, the operating units are required to hedge in full the foreign currency exposures that arise from firm sales and purchase commitments. Future currency denominated cash flows are hedged for periods, which do not usually exceed two years. The majority of future currency cash flows relate to foreign currency denominated order backlog. Operating units enter into internal forward exchange contracts with the Corporate Treasury to hedge transactions denominated in a currency other than the functional currency of the unit. Should the operating unit choose to apply to the recognition of the firm commitment hedge accounting, which is the case for projects under the percentage of completion method, the Corporate Treasury is responsible for entering in corresponding external forward agreements. In addition, the units can hedge anticipated foreign currency denominated cash flows. If no hedge accounting is applied, the Corporate Treasury monitors the net position of each currency and decides to what extent a currency position is to be closed.
          In case of hedge accounting, Metso documents at inception of the transaction the relationship between the hedging instruments and hedged items according to its risk management strategy and objectives. Metso applies cash flow hedge accounting and designates only the currency component of the derivative as a hedging instrument. Both at hedge inception and at each balance sheet date an assessment is performed to ensure the continued effectiveness of the designated component of the derivatives in offsetting changes in the fair values of the cash flows of hedged items.
Foreign currency denominated equity
          The equity of subsidiaries with a functional currency different from the presentation currency is exposed to foreign currency translation risk. To certain extent, Metso hedges its USD, SEK and CAD denominated net investments to reduce the effect of exchange rate fluctuations. The hedging instruments are foreign currency loans and forward exchange contracts. Both realized and unrealized exchange gains and losses

METSO
Notes to Consolidated Financial Statements — (Continued)
measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation. The forwards are designated as hedges of net investments at inception and their effectiveness is measured quarterly. The interest component of forwards is fair valued and the change in fair value is recognized in the income statement.
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
          Forward exchange contracts are used to mitigate foreign currency risk arising from short-term borrowing and liquidity management. Such forwards are fair valued trough profit and loss quarterly.
Interest rate management
          Changes in market interest rates and interest margins may influence financing costs, returns on financial investments and valuation of derivative contracts. Interest rate risks are managed through the ratio of floating-rate to fixed-rate loans and the average length of interest rate periods. Additionally, Metso uses both interest rate and cross currency swaps and interest rate futures contracts to mitigate the risks arising from interest bearing receivables and debt. The interest rate risk is measured using sensitivity analysis and controlled by the Corporate Treasury.
          Cash flow hedge accounting with fixed interest rate swaps is applied to offset the variable interest rate risk arising from certain financial liabilities. Fair value hedge has been applied to offset interest rate risk of a long-term bond, which matured in the last quarter of 2006.
Commodity risks
          Metso has extended its risk management policy to include its exposure to volatility in electricity prices of its units located in Scandinavia. The exposure is reduced with electricity forwards, which are designated as hedges of highly probable future electricity purchases of the Scandinavian units. Metso documents its assessment of the effectiveness of the fair value changes of the electricity forwards to offset the changes in the fair value changes of the underlying forecasted electricity purchases in different countries on an ongoing basis.
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
Note 3. Critical accounting estimates and judgements
          The preparation of the consolidated financial statements requires management to make estimates and judgements affecting the amounts reported in the consolidated financial statements and accompanying notes. These estimates and judgements, based on historical evidence and plausible future scenarios, are continually evaluated. Following assets and liabilities include a high degree of management estimate and assumptions and their carrying value can therefore materially differ from current value within the next financial year.

METSO
Notes to Consolidated Financial Statements — (Continued)
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
Revenue recognition
          Metso delivers complete installations to its customers, where the moment of signing a sales contract (firm commitment) and the final acceptance of a delivery by the customer may take place in different financial periods. In accordance with its accounting principles, Metso applies the percentage of completion method (“POC method”) for recognizing such long-term delivery contracts. In year 2006, approximately 30 percent of the net sales were recognized under the POC method, which is based on predetermined milestones and where the revenue is recognized based on the estimated realized value added or on the cost-to-cost method. A projected loss on a firm commitment is recognized in income, when it becomes known. The estimated revenue, the costs and profit, together with the planned delivery schedule of the projects are subject to regular revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Although Metso has significant experience using the POC method, the total costs estimated to be incurred on projects may change over time due to changes in the underlying project costs structures, which may ultimately affect the revenue recognized. Therefore, the POC method is not applied for recognizing sales commitments where the final outcome of the project and related cost structure cannot be pre-established reliably.
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
          Significant management judgement is required in determining the provision for income taxes and the deferred tax assets. Metso has recorded net deferred tax assets of €171 million as of December 31, 2006, adjusted by €15 million for uncertainties related to its ability to utilize some of the deferred tax assets, primarily consisting of operating losses carried forward and deductible temporary differences for certain foreign subsidiaries and the final outcome of tax audits in some subsidiaries. The adjustment is based on Metso’s estimates of taxable income by country in which it operates, and the period over which the deferred tax assets will be recoverable based on estimated future taxable income and planned tax strategies to utilize these assets. In the event that actual results differ from these estimates, the deferred tax asset may need to be adjusted in coming financial years.
Allocation of excess purchase price to acquired assets
          In accordance with the accounting principles, excess purchase price has been allocated to acquired assets and assumed liabilities. Whenever feasible, Metso has used as a basis for such allocations readily available market values to determine the fair value basis. However, when this has not been possible, as often is the case with non-current intangible assets and certain assets with no active markets or available price quotations, the valuation has been based on past performance of such asset and expected future cash generating capacity. The appraisals, which have been based on current replacement costs, discounted cash flows and

METSO
Notes to Consolidated Financial Statements — (Continued)
estimated selling prices depending on the underlying asset, require management to make estimates and assumptions of the future performance and use of these assets and their impact on the financial position. Any change in our future business priorities and orientations may affect the planned outcome of initial appraisals.
Impairment testing
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
          The accounting policy related to the impairment tests is based on numerous estimates. The valuation is inherently judgmental and highly susceptible to change from period to period because it requires Metso to make assumptions about future supply and demand related to its individual business units, future sales prices and achievable cost savings. The value of the benefits and savings expected from the efficiency improvement programs are inherently subjective. The fair value of the reporting units is determined using a derived weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market. A one percent increase in the discount rates applied for determining the fair values of the cash generating units would have reduced the total fair value of units tested by little over ten percent and would not have indicated any impairment needs.
          In the last quarter of 2006, subsequent to past under-performance of Metso Panelboard, reported under Metso Ventures, the management concluded that an impairment risk of the carrying value of goodwill related to this business existed. An updated cash flow based on the changed circumstances resulted in an impairment charge of €7 million.
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

METSO
Notes to Consolidated Financial Statements — (Continued)
          The actuarial experience that differs from the assumptions and changes in the assumptions can result in gains and losses that are not yet recognized in the consolidated financial statements. Metso recognizes amortization of any unrecognized gain or loss as a component of the pension expense if, as of the beginning of the year, such unrealized net gain or loss exceeds ten percent of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan’s assets. In such case, the amount of amortization expense recognized is the resulting excess, divided by the average remaining service period of active employees expected to receive benefits under such plan. A one percent increase in the expected return on plan assets would have reduced pension benefit expense by approximately €3 million, and a one percent decrease in the expected return on plan assets would have increased pension benefit expense by approximately €3 million for the year ended December 31, 2006.
Share based payments
          Share based payment plans and related incentive programs include vesting conditions such as operating profit targets and service year requirements subsequent to the grant date. Such non-market vesting conditions are included in assumptions about the number of shares that are expected to vest. At each balance sheet date, the management revises its estimates for the number of shares that are expected to vest. As part of this evaluation, Metso takes into account the changes in the forecasted performance of the company and its business areas, the expected turnover of the personnel benefiting from the incentive plan and other pertinent information impacting the number of shares to be vested.
Note 4. Selling, general and administrative expenses
          Selling, general and administrative expenses consist of the following:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)

Marketing and selling expenses	(443)	(435)	(468)
Research and development expenses, net	(92)	(89)	(94)
Administrative expenses	(263)	(270)	(284)

Total	(798)	(794)	(846)

          Research and development expenses, net, consist of the following:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)

Research and development expenses, total	(96)	(96)	(109)
Capitalized development costs	2	0	(1)
Capital expenditure	4	6	14
Grants received	8	8	8
Depreciation and amortization	(10)	(7)	(6)

Research and development expenses, net	(92)	(89)	(94)

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 5. Other operating income and expenses, net
          Other operating income and expenses consist of the following:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)

Gain on sale of subsidiaries and businesses (1)	0	0	10
Gain on sale of fixed assets (2)	11	15	6
Gain on sale of available-for-sale equity investments	9	2	1
Rental income	5	3	3
Foreign exchange gains (3)	—	12	7
Change in fair value of derivatives (4)	—	3	5
Other income	8	11	10

Other operating income, total	33	46	42

Nonrecurring expenses related to 2003 restructuring program (5)	(14)	3	1
Nonrecurring expenses related to 2004 restructuring program (5)	(24)	(7)	0
Impairment of goodwill (6)	—	—	(7)
Write-downs on fixed assets	—	(8)	(6)
Foreign exchange losses (3)	—	(11)	(14)
Change in fair value of derivatives (4)	—	(10)	(4)
Other expenses	(6)	(1)	(6)

Other operating expenses, total	(44)	(34)	(36)

Other operating income and expenses, net	(11)	12	6

(1)	Gain on disposal of Metso Powdermet AB in the year ended December 31, 2006.

(2)	Gains on sale of fixed assets were €11 million, €18 million and €6 million for the years ended December 31, 2004, 2005 and 2006, respectively. In 2005, €3 million resulted from a sale of assets related to outsourcing of activities as part of the Metso 2003 restructuring program.

(3)	Includes foreign exchange gains and losses resulting from trade receivables and payables and related derivatives.

(4)	For more information on derivative instruments, see Notes 32 and 33.

(5)	For more information on restructuring programs, see Note 6.

(6)	Goodwill impairment charge related to Metso Panelboard business, for more information on goodwill impairment see Note 15.
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

METSO
Notes to Consolidated Financial Statements — (Continued)
          The provisions related to the 2003 program were as follows:

	As at December 31,
	2005	2006
	(€ in millions)

Pensions and postretirement benefits (1)	6	4
Employee termination and exit costs	2	1
Other expenses	0	0

Total	8	5

(1)	As at December 31, 2005 and 2006, accrued pensions comprised long-term liabilities of €5 million and of €3 million, respectively.
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
          The costs for the 2004 program were €24 million and €7 million for the years ended December 31, 2004 and 2005, respectively. The program was completed during 2005.
          The provisions related to the 2004 program amounted to the following:

	As at December 31,
	2005	2006
	(€ in millions)

Pensions and postretirement benefits (1)	4	3
Employee termination and exit costs	3	0
Other expenses	0	0

Total	7	3

(1)	As at December 31, 2005 and 2006, accrued pensions comprised long-term liabilities of €4 million and of €2 million, respectively.
          The provisions related to 2003 and 2004 restructuring programs have changed as follows during the financial year 2006:

	Balance at	Impact of	Additions	Reversal		Balance
	beginning	exchange	charged	of excess	Realized	at end of
	of year	rates	to expense	reserve	reserve	year
	(€ in millions)
Pension and postretirement benefits	10	0	—	0	(3)	7
Employee termination and exit costs	5	0	—	(1)	(3)	1
Other expenses	0	0	—	0	0	0

Total	15	0	—	(1)	(6)	8

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 7. Reversal of Finnish pension liability (TEL)
          Under FAS, the Finnish TEL (Employees’ pension plan) was regarded as a defined contribution plan. As of the transition date January 1, 2004, under IFRS, the disability portion of the TEL was considered as a defined benefit plan requiring an actuarial valuation of the liability.
          Due to certain changes introduced in 2004, the Finnish TEL disability portion was classified as defined contribution plan. Of the transition date’s liability, amounting to €61 million, €57 million, net of taxes of €23 million, was recorded as income in the last quarter of 2004.
          Of the Finnish pension liability reversal of €80 million before taxes, €75 million was related to continuing operations and €5 million to the discontinued operations, i.e. Metso Drives. Metso Drives was disposed of in April 2005.
          The remaining liability of €4 million, net of taxes of €1, million was recorded as income during 2005.
          Please see note 35, Business area and geographic information, for the reversal of the Finnish pension liability by business area and note 29, Post employment benefit obligations for further information on pension expenses and liabilities.
Note 8. Personnel expenses and the number of personnel
          Personnel expenses:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)

Salaries and wages	(881)	(854)	(909)
Pension costs, defined contribution plans	(84)	(77)	(79)
Pension costs, defined benefit plans (1)	(5)	(10)	(9)
Reversal of Finnish pension liability (TEL), gross amount (2)	80	5	—
Other post-employment benefits	(3)	(3)	(4)
Share-based payments	—	0	(5)
Other indirect employee costs	(167)	(143)	(162)

Total	(1,060)	(1,082)	(1,168)

(1)	For more information on pension costs, see Note 29.

(2)	For more information on reversal of Finnish pension liability (TEL), see Note 7.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Board remuneration:

	Year ended December 31,
	2004	2005	2006
	(€ in thousands)

Serving board members December 31, 2006:
Matti Kavetvuo	(69)	(73)	(87)
Jaakko Rauramo	(47)	(50)	(57)
Svante Adde	—	(31)	(49)
Maija-Liisa Friman	(42)	(47)	(58)
Christer Gardell	—	—	(38)
Satu Huber	(32)	(40)	(49)
Yrjö Neuvo	—	—	(38)
Jukka Leppänen (1)	—	—	(6)
Former board members:
Juhani Kuusi	(39)	(40)	(9)
Risto Hautamäki	(31)	(8)	—
Pentti Mäkinen (1)	(36)	(18)	(2)
Heikki Hakala	(9)	—	—
Mikko Kivimäki	(10)	—	—

Total	(315)	(307)	(393)

(1)	Has attended meetings as a personnel representative, no voting right.
          According to the resolution of the Annual General Meeting held on April 4, 2006, the annual fees are as follows: Chairman of the Board €80,000, Vice Chairman and Chairman of the Audit Committee €50,000, and other members €40,000 each. In addition, an attendance fee of €500 per meeting is paid to all members for meetings of the Board and its Committees. Compensation for traveling expenses and daily allowances are paid in accordance with Metso’s travel policy.
     Chief Executive Officer and Executive Team remuneration:

	Year ended December 31,
	2004	2005	2006
	(€ in thousands)

Salaries and short-term employee benefits	(2,170)	(2,382)	(3,396)
Termination benefits	—	—	—
Pension insurance premiums	(342)	(299)	(516)
Other long-term benefits	—	—	—
Share-based payments	—	(215)	(1,419)

Total	(2,512)	(2,896)	(5,331)

          Metso has subscribed pension plans for senior management for retirement at the age of 60, the beneficiaries include some members of the corporate Executive Team and certain senior executives. For the years ended December 31, 2004, 2005 and 2006, the pension insurance premium payments totaled approximately €1.5 million, €1.4 million and €1.4 million, respectively.
          President and CEO Jorma Eloranta’s annual salary was €438,000, €460,101 and €486,580 for the years ended December 31, 2004, 2005 and 2006, respectively. In addition, he benefited from a company car and a telephone. In 2004, Mr Eloranta was granted a total of 100,000 Metso 2003A option rights. In 2006 he sold 50,000 2003A options and subscribed Metso shares with 15,000 options. According to his employment contract, Jorma Eloranta’s age of retirement is 60 years with a pension benefit amounting to 60 percent of the higher of his average monthly salary for four or ten service years prior to retirement. In case of termination of contract, he is entitled to compensation equal to 24 months’ salary.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Number of personnel at end of year:

	2004	2005	2006
Metso Paper	8,660	8,201	10,867
Metso Minerals	8,048	8,521	9,170
Metso Automation	3,267	3,169	3,352
Metso Ventures	1,637	1,993	1,967
Corporate Office and Shared Services	293	294	322

Continuing operations	21,905	22,178	25,678
Discontinued operations	897	—	—

Metso total	22,802	22,178	25,678

     Average number of personnel during the period:

	2004	2005	2006
Metso Paper	9,021	8,451	8,941
Metso Minerals	8,178	8,283	8,816
Metso Automation	3,294	3,247	3,269
Metso Ventures	1,598	1,768	2,017
Corporate Office and Shared Services	263	297	321

Continuing operations	22,354	22,046	23,364
Discontinued operations	2,009	359	—

Metso total	24,363	22,405	23,364

Note 9. Depreciation and amortization
     Depreciation and amortization expenses consist of the following:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Intangible assets	(15)	(16)	(17)
Property, plant and equipment
Buildings and structures	(23)	(22)	(21)
Machinery and equipment	(77)	(64)	(67)

Total	(115)	(102)	(105)

     Depreciation and amortization charged against operations by activity are as follows:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Cost of goods sold	(70)	(60)	(65)
Selling, general and administrative expenses
Marketing and selling	(7)	(9)	(6)
Research and development	(10)	(7)	(6)
Administrative	(28)	(26)	(28)

Total	(115)	(102)	(105)

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 10. Financial income and expenses, net
          The following table provides a summary of financial income and expenses:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)

Financial income Dividends received	3	1	1
Interest income	10	14	18
Other financial income	1	1	1
Net gain (loss) from foreign exchange	(1)	4	(1)

Financial income total	13	20	19

Financial expenses
Interest expenses	(63)	(52)	(44)
Interest expenses on financial leases	0	(1)	(1)
Other financial expenses	(9)	(10)	(10)

Financial expenses total	(72)	(63)	(55)

Financial income and expenses, net	(59)	(43)	(36)

Note 11. Income taxes
          The components of income taxes are as follows:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)

Current tax (expense) benefit	(24)	(61)	(85)
Deferred tax (expense) benefit	42	(11)	74

Income taxes, total	18	(72)	(11)

          The Finnish corporate income tax rate was 29% for the year ended December 31, 2004. As of January 1, 2005, the enacted rate was reduced to 26%, thus impacting the deferred tax amounts presented in the table below for the year ended December 31, 2004. The differences between income tax (expense) benefit computed at Finnish statutory rates and income tax (expense) benefit provided on earnings are as follows:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)

Income before taxes from continuing operations	140	292	421

Income tax (expense) benefit at Finnish statutory rate	(41)	(76)	(109)
Income tax for prior years	8	(1)	(4)
Difference between Finnish and foreign tax rates	(6)	(11)	(12)
Write-down of subsidiary shares (1)	53	—	—
Benefit of operating loss carryforward	10	22	33
Operating losses with no current tax benefit (2)	(4)	(1)	(4)
Non-deductible expenses and tax exempt income	(1)	(2)	(2)
Change in tax rates and tax legislation	(3)	—	—
Deferred tax asset attributable to the U.S. subsidiaries (3)	—	—	87
Other	2	(3)	0

Income tax (expense) benefit	18	(72)	(11)

METSO
Notes to Consolidated Financial Statements — (Continued)

(1)	The tax benefit of €53 million for the year ended December 31, 2004, relates to a write-down recorded in 2003.

(2)	Operating losses with no current tax benefit relate to current year losses for which no deferred tax asset has been recognized.

(3)	In the year ended December 31, 2006 Metso recorded a deferred tax asset of €87 million for operating loss carry-forwards, net deductible temporary differences and unused tax credits attributable to the U.S. subsidiaries in full. At December 31, 2005 no deferred tax asset was recorded for these items due to the uncertainty of their utilization.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Reconciliation of deferred tax balances:

			Charged to
	Balance at	Charged	share-
	beginning	to income	holders’	Translation	Acquisitions and	Balance at
	of year	statement	equity	differences	disposals	end of year
	(€ in millions)
2005
Deferred tax assets
Tax losses carried forward	104	(18)	9	—	—	95
Fixed assets	7	6	—	—	—	13
Inventory	10	3	—	—	—	13
Provisions	16	—	—	—	—	16
Accruals	19	(2)	—	1	—	18
Pension provisions	3	2	—	1	—	6
Other	16	13	2	1	—	32

Total deferred tax assets	175	4	11	3	—	193
Offset against deferred tax liabilities (1)	(16)	(14)	—	—	—	(30)

Net deferred tax assets	159	(10)	11	3	—	163

Deferred tax liabilities
Purchase price adjustments	18	5	—	—	3	26
Fixed assets	12	1	—	—	—	13
Other	2	9	—	—	—	11

Total deferred tax liabilities	32	15	—	—	3	50
Offset against deferred tax assets(1)	(16)	(14)	—	—	—	(30)

Net deferred tax liabilities	16	1	—	—	3	20

Deferred tax assets, net	143	(11)	11	3	(3)	143

2006
Deferred tax assets
Tax losses carried forward	95	15	(6)	—	7	111
Fixed assets	13	(3)	—	—	—	10
Inventory	13	13	—	—	—	26
Provisions	16	4	—	—	—	20
Accruals	18	15	—	—	—	33
Pension provisions	6	12	—	—	—	18
Other	32	9	—	—	—	41

Total deferred tax assets	193	65	(6)	—	7	259
Offset against deferred tax liabilities (1)	(30)	(1)	—	—	—	(31)

Net deferred tax assets	163	64	(6)	—	7	228

Deferred tax liabilities
Purchase price adjustments	26	(6)	—	—	36	56
Fixed assets	13	(2)	—	—	—	11
Other	11	(1)	4	1	6	21

Total deferred tax liabilities	50	(9)	4	1	42	88
Offset against deferred tax assets(1)	(30)	(1)	—	—	—	(31)

Net deferred tax liabilities	20	(10)	4	1	42	57

Deferred tax assets, net	143	74	(10)	(1)	(35)	171

(1)	Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

A deferred tax liability is recognized if Metso makes an explicit decision to distribute earnings from subsidiaries located in countries where distribution generates tax consequences. For the years ended December

METSO
Notes to Consolidated Financial Statements — (Continued)
31, 2005 and 2006, respectively earnings of €97 million and €136 million would have been subject to recognition of a deferred tax liability, had Metso decided to proceed with a distribution.
     Tax losses carried forward
          At December 31, 2006, Metso recorded a deferred tax asset of €111 million on the net operating loss carry-forwards amounting to €353 million (of which €164 million is attributable to Finnish, €77 million to U.S. and €51 million to German subsidiaries). At December 31, 2005 the amount of losses was €338 million (of which €257 million and €63 million were attributable to Finnish and German subsidiaries, respectively). Approximately one third of losses has no expiration date and the remaining part expires mainly between years 2014–2024.
          The operating loss carry-forwards for which no deferred tax assets are recognized due to uncertainty of the utilization of these carry-forwards amounted to €217 million and €30 million for the years ended December 31, 2005 and 2006, respectively. Of these losses €21 million for the year ended December 31, 2006 is attributable to an Italian subsidiary, Metso Paper Como S.p.A. and these losses will expire in the years 2008–2011. In contrast to the year 2005 a deferred tax asset of €32 million for the loss carry-forwards attributable to the U.S. subsidiaries has been recorded for the year ended December 31, 2006. At December 31, 2005 the corresponding asset was not recognized due to uncertainty of its utilization.
          Tax losses carried forward and related deferred tax assets as at December 31 stated by the most significant countries are as follows:

	Tax losses	Potential
	carried	deferred tax		Deferred tax
	forward	asset	Not recorded	asset
	(€ in millions)
2005
Finland	257	67	0	67
USA	154	59	59	0
Germany	63	23	0	23
Other	81	23	18	5

Total	555	172	77	95

2006
Finland	164	43	0	43
USA	77	32	0	32
Germany	51	19	0	19
Other	92	27	10	17

Total	384	121	10	111

Note 12. Acquisitions
Acquisition of Pulping and Power businesses
          On December 29, 2006 Metso completed the acquisition of the Pulping and Power businesses of Aker Kvaerner, after clearance was received from the European Commission. The balance sheets of the acquired businesses have been consolidated from the date of the acquisition and are reported under Metso Paper.
          The estimated acquisition price is €341 million, including transaction costs of €6 million and acquired net cash of €52 million, whereof €307 million was paid at closing. The final transaction price will be based on the balance sheet values at the time of the closing and will be agreed during the first quarter of 2007 after which the remaining €28 million will be paid.
          Part of the excess purchase price, €154 million, was allocated to intangible assets, representing the calculated fair values of acquired customer base, new technology and order backlog. The remaining excess arising from the acquisition, €271 million, represents goodwill related to significant synergy benefits and a

METSO
Notes to Consolidated Financial Statements — (Continued)
widened business portfolio offering Metso potential to expand its operations into new markets and customer segments.
          In connection with the acquisition of Aker Kvaerner’s Pulping and Power businesses, Metso also completed in December the divestment to Canadian Groupe Laperrière & Verreault Inc. (GL&V) of a so-called remedy package, which comprised the following Metso’s and Aker Kvaerner’s overlapping areas: Kvaerner Pulping’s pulp washing, oxygen delignification and bleaching businesses as well as Metso’s batch cooking business and its licensing back to Metso. The remedy package was transferred to GL&V on December 29, 2006. The clearance received from the European Commission was conditional on the divestment of the remedy package.
          Had the acquisition occurred on January 1, 2006, Metso’s net sales would have increased by €600 million. The calculation of pro forma net income of the acquired businesses would be impracticable considering the effects of the acquisition cost.
          Preliminary details of the acquired net assets and goodwill are as follows:

	Carrying	Fair value
	amount	allocations	Fair value
	(€ in millions)
Intangible assets	6	154	160
Property, plant and equipment	25	—	25
Inventories	52	—	52
Trade and other receivables	186	—	186
Other assets	26	—	26
Minority interests	(1)	—	(1)
Advances received	(216)	—	(216)
Deferred tax liabilities	(4)	(41)	(45)
Other liabilities assumed	(169)	—	(169)

Non-interest bearing net assets	(95)	113	18

Cash and cash equivalents acquired	247	—	247
Debt assumed	(195)	—	(195)
Estimated purchase price	(335)	—	(335)
Costs related to acquisition	(6)	—	(6)

Goodwill	384	(113)	271

Purchase price settled in cash			(307)
Settlement of acquired debt			(195)
Costs related to acquisition			(6)
Cash and cash equivalents acquired			247

Cash outflow on acquisition for 2006			(261)

Estimated purchase price payable			(28)

Total estimated cash outflow on acquisition			(289)

Other acquisitions
          At the end of August, 2006 Metso completed the acquisition of a Chinese paper machine manufacturer Shanghai-Chenming Paper Machinery Co. Ltd. at a cash price of €12 million and debt assumed of €19 million. The company is consolidated into Metso Paper from September 1, 2006.
          Metso acquired in September 2006 the business operations of two Swedish companies Svensk Gruvteknik AB and Svensk Pappersteknik AB at a total price of €4 million. The acquired businesses were transferred into Metso on October 1, 2006 and they are included in Metso Minerals and Metso Paper from that date.

METSO
Notes to Consolidated Financial Statements — (Continued)
          In December 2006, Metso acquired the remaining 35% minority interest of Metso-SHI Co., Ltd. in Japan from Sumitomo Heavy Industries. The price of the transaction was €2 million.
          For the year ended December 31, 2006, the net sales of the acquired businesses from the date of the acquisition amounted to €6 million and their net loss amounted to €2 million. Had the acquisitions occurred on January 1, 2006, Metso’s net sales would have increased by €15 million and net income would have decreased by €8 million.
          In August 2005, Metso acquired Texas Shredder, Inc., a U.S. supplier of metal shredder products located in San Antonio, Texas. The acquisition price was €14 million. Texas Shredder is included in Metso Minerals’ figures from the beginning of September 2005.
          In 2005, Metso also made some minor acquisitions in Spain to strengthen its aftermarket and maintenance services within pulp and paper industry. The acquired businesses are included in Metso Paper’s figures from the date of their acquisition.
          For the year ended December 31, 2005, the net sales of the businesses acquired in 2005, which have been included in Metso’s consolidated financial statements, amounted to €23 million and their net income was €1 million. Had the acquisitions occurred on January 1, 2005, Metso’s net sales for 2005 would have increased by €38 million and there would have been no effect on Metso’s net income for 2005.
          In 2004, Metso made only minor acquisitions, where the total purchase price paid was €3 million.
          Information on other acquisitions is as follows:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Intangible assets	1	8	4
Property, plant and equipment	0	2	24
Inventories	—	6	5
Trade and other receivables	1	8	0
Other assets	0	3	1
Minority interests	—	(1)	2
Advances received	—	0	(6)
Deferred tax liabilities	—	(3)	0
Other liabilities assumed	(1)	(12)	(8)

Non-interest bearing net assets	1	11	22

Cash and cash equivalents acquired	1	2	2
Debt assumed	—	0	(19)
Purchase price	(3)	(16)	(18)
Costs related to acquisitions	0	0	0

Goodwill	1	3	13

Purchase price settled in cash	(3)	(16)	(18)
Costs related to acquisitions	0	0	0
Cash and cash equivalents acquired	1	2	2

Cash outflow on acquisitions	(2)	(14)	(16)

Note 13. Discontinued operations and disposals of businesses
          Metso has applied IFRS 5 “Non-current assets held for sale and discontinued operations” as of January 1, 2005. Previous year data has been reclassified for comparative purposes.

METSO
Notes to Consolidated Financial Statements — (Continued)
          Metso finalized in December 2006 the divestment of Metso Powdermet AB in Sweden to Sandvik AB for €13 million. Metso recorded a tax-free gain of €10 million on the divestment. The gain is reported under Other operating income and expenses, net. Metso Powdermet AB was not classified as a discontinued operation since it did not constitute a separate business line within Metso.
          Metso Drives, a manufacturer of paper machine drives and other industrial gears as well as wind turbine gears, was sold to the funds managed by Finnish private equity investor CapMan as of April 8, 2005. The transaction price was €98 million resulting in a gain on sale of €17 million. The business group was excluded from Metso Ventures and reported as a Discontinued Operation for the years 2004 and 2005 until its sale.
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
          The business disposals were as follows:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Cash and cash equivalents	12	3	0
Intangible assets	36	1	—
Property, plant and equipment	77	53	0
Goodwill	124	7	—
Other assets	334	50	7
Minority interests	(1)	—	—
Liabilities sold	(152)	(33)	(4)

Net assets of disposed businesses	430	81	3

Gain (loss) on disposal	(29)	17	10

Total consideration	401	98	13

Consideration received in cash	401	98	13
Cash and cash equivalents disposed of	(12)	(3)	0

Cash inflow on disposals	389	95	13
          Income statement for discontinued operations (no operations were classified as discontinued in 2006):

METSO
Notes to Consolidated Financial Statements — (Continued)

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Net sales	397	26	—
Expenses	(368)	(26)	—

Profit before tax	29	0	—
Income taxes	(4)	0	—

Profit after tax	25	0	—

Gain (loss) on the disposal of the disposal group before tax	(29)	17	—
Taxes	(10)	0	—

Gain (loss) on the disposal of the disposal group after tax	(39)	17	—

Profit (loss) on discontinued operations, net of taxes	(14)	17	—

          Cash flows provided by (used in) discontinued operations (no operations were classified as discontinued in 2006):

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Cash flows provided by (used in) operating activities	5	2	—
Cash flows provided by (used in) investing activities	2	0	—
Cash flows provided by (used in) financing activities	(23)	(2)	—

Cash flows provided by (used in) discontinued operations	(16)	0	—

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 14. Earnings per Share
          Earnings per share are calculated as follows:
     Basic
          Basic earnings per share are calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding own shares.

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Profit attributable to equity shareholders, continuing operations	157	219	409
Profit (loss) attributable to equity shareholders, discontinued operations	(14)	17	—
Profit attributable to equity shareholders, continuing and discontinued operations	143	236	409

Weighted average number of shares issued and outstanding (in thousands)	136,190	139,639	141,581

Basic earnings per share, continuing operations, €	1.16	1.57	2.89
Basic earnings (loss) per share, discontinued operations, €	(0.11)	0.12	—
Basic earnings per share, continuing and discontinued operations, €	1.05	1.69	2.89

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

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Profit attributable to equity shareholders, continuing operations	157	219	409
Profit (loss) attributable to equity shareholders, discontinued operations	(14)	17	—
Profit attributable to equity shareholders, continuing and discontinued operations	143	236	409

Weighted average number of shares issued and outstanding (in thousands)	136,190	139,639	141,581
Adjustment for share options (in thousands)	2	26	19
Weighted average number of diluted shares issued and outstanding (in thousands)	136,192	139,665	141,600

Diluted earnings per share, continuing operations, €	1.16	1.57	2.89
Diluted earnings (loss) per share, discontinued operations, €	(0.11)	0.12	—
Diluted earnings per share, continuing and discontinued operations, €	1.05	1.69	2.89

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 15. Intangible assets and property plant and equipment
          Intangible and tangible assets consist of the following:

		Patents		Other
		and	Capitalized	intangible	Intangible
	Goodwill	licenses	software	assets	assets total
	(€ in millions)
2005
Acquisition cost at beginning of year	491	73	33	74	671
Translation differences	10	0	0	1	11
Business acquisitions	4	—	0	7	11
Disposals of businesses	(7)	0	0	(3)	(10)
Capital expenditure	0	4	5	7	16
Reclassifications (1)	0	8	3	(6)	5
Decreases	0	(5)	(4)	(8)	(17)

Acquisition cost at end of year	498	80	37	72	687

Accumulated depreciation and amortization at beginning of year	—	(33)	(11)	(42)	(86)
Translation differences	—	0	0	(1)	(1)
Business acquisitions	—	—	—	—	—
Disposals of businesses	—	0	0	2	2
Reclassifications	—	(3)	(1)	4	0
Decreases	—	2	2	7	11
Depreciation and amortization charges for the year	—	(6)	(5)	(5)	(16)

Accumulated depreciation at end of year	—	(40)	(15)	(35)	(90)
Net book value at end of year	498	40	22	37	597

2006
Acquisition cost at beginning of year	498	80	37	72	687
Translation differences	(7)	0	(1)	(1)	(9)
Business acquisitions	284	4	3	163	454
Disposals of businesses	—	—	—	0	0
Capital expenditure	—	1	2	25	28
Reclassifications (1)	—	5	7	(7)	5
Decreases	(7)	(21)	0	(1)	(29)

Acquisition cost at end of year	768	69	48	251	1,136

Accumulated depreciation and amortization at beginning of year	—	(40)	(15)	(35)	(90)
Translation differences	—	0	0	1	1
Business acquisitions	—	(3)	(2)	(1)	(6)
Disposals of businesses	—	—	—	0	0
Reclassifications	—	0	0	0	0
Decreases	—	16	0	2	18
Depreciation and amortization charges for the year	—	(7)	(5)	(5)	(17)

Accumulated depreciation at end of year	—	(34)	(22)	(38)	(94)

Net book value at end of year	768	35	26	213	1,042

METSO
Notes to Consolidated Financial Statements — (Continued)

					Property,
	Land and	Buildings	Machinery		plant and
	water	and	and	Assets under	equipment
	areas	structures	equipment	construction	total
	(€ in millions)
2005
Acquisition cost at beginning of year	70	506	1,286	19	1,881
Translation differences	1	13	39	0	53
Business acquisitions	0	2	1	0	3
Disposals of businesses	(1)	(22)	(77)	0	(100)
Capital expenditure	0	8	49	31	88
Reclassifications (1)	(1)	11	17	(32)	(5)
Decreases	(11)	(38)	(129)	(1)	(179)

Acquisition cost at end of year	58	480	1,186	17	1,741

Accumulated depreciation and amortization at beginning of year	–	(253)	(979)	–	(1,232)
Translation differences	–	(6)	(28)	–	(34)
Business acquisitions	–	0	(1)	–	(1)
Disposals of businesses	–	2	45	–	47
Reclassifications	–	(7)	7	–	0
Decreases	–	26	120	–	146
Depreciation and amortization charges for the year	–	(22)	(64)	–	(86)

Accumulated depreciation at end of year	–	(260)	(900)	–	(1,160)

Net book value at end of year	58	220	286	17	581

2006
Acquisition cost at beginning of year	58	480	1,186	17	1,741
Translation differences	(1)	(7)	(18)	(1)	(27)
Business acquisitions	1	22	73	1	97
Disposals of businesses	–	–	0	–	0
Capital expenditure	0	6	52	43	101
Reclassifications (1)	0	6	30	(41)	(5)
Decreases	(1)	(25)	(162)	0	(188)

Acquisition cost at end of year	57	482	1,161	19	1,719

Accumulated depreciation and amortization at beginning of year	–	(260)	(900)	–	(1,160)
Translation differences	–	3	13	–	16
Business acquisitions	–	(4)	(44)	–	(48)
Disposals of businesses	–	–	0	–	0
Reclassifications	–	2	(2)	–	0
Decreases	–	19	157	–	176
Depreciation and amortization charges for the year	–	(21)	(67)	–	(88)

Accumulated depreciation at end of year	–	(261)	(843)	–	(1,104)

Net book value at end of year	57	221	318	19	615

(1)	Includes reclassifications between intangible assets and assets under construction of €5 million for the years ended December 31, 2005 and 2006, respectively.

METSO
Notes to Consolidated Financial Statements — (Continued)
          Other intangible assets comprised €16 million and €15 million of assets with indefinite useful life for the years ended December 31, 2005 and 2006, respectively. They relate to Metso Minerals business area and consist mainly of brands recognized in connection with business acquisitions. Economic useful life could not to be determined at the time of the acquisition, and the management has assessed them to have indefinite useful lives based on their continuous competitive advantage to the business. The brands are actively used in promoting the products. They are subject to annual impairment test concurrently with the goodwill.
          For information on pledged assets, see Note 30.
          Assets leased under financial lease arrangements are included in property, plant and equipment as follows:

			Property, plant
	Buildings and	Machinery and	and equipment
	structures	equipment	total
	(€ in millions)
2005
Acquisition cost at end of year	26	8	34
Accumulated depreciation at end of year	(8)	(3)	(11)

Net book value at end of year	18	5	23

2006
Acquisition cost at end of year	27	8	35
Accumulated depreciation at end of year	(11)	(4)	(15)

Net book value at end of year	16	4	20

          Capitalization of interest expenses:

	2005	2006
	(€ in millions)
Net capitalized interest at beginning of year	1	1
Amortization of capitalized interest expense	0	0

Net capitalized interest at end of year	1	1

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
          The performance plans, which include four years of projection, are calculated in the annual strategy process and subsequently approved by Metso’s management and the Board of Directors. In addition to the projection period, the discounted cash flows include an additional year, which is extrapolated from the average performance of the projection period adjusted for cyclicality of each cash generating unit. The growth rate used for the terminal value was 1.7% in 2005 and 2006. The forecast sales and production volumes are based on current structure and existing property, plant and equipment of Metso. The most significant assumptions are the market and product mix. Values assigned to key assumptions reflect past experience. Data on growth, demand and price development provided by various research institutions are utilized in establishing the assumptions for the projection period.
          The discount rate is the derived weighted average cost of capital for the cash generating unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the cash generating unit’s total capital and the risk associated with the cash flow and the timing of the cash flow. The discount rates

METSO
Notes to Consolidated Financial Statements — (Continued)
vary between the cash generating units. The comparison methods and other estimation techniques are utilized to verify the reasonableness of the value derived from the discounted cash flow.
          As a result of the performed annual impairment tests, no impairment losses were recognized. In the last quarter of 2006, subsequent to past under-performance, the management reviewed the outlook and strategy of Metso Panelboard, reported under Metso Ventures. The present value of the cash flows based on the reviewed performance plans indicated an impairment risk in the carrying value of the goodwill and an impairment loss of €7 million was recognized.
          A summary of changes in Metso’s goodwill by business segments is as follows:

	Derived
	weighted
	average cost	Balance at	Translation		Balance
	of capital	beginning	difference and	Impairment	at end of
	applied	of year	other changes	loss	year
	(%)	(€ in millions)
2005
Metso Paper	9.4–11.7	73	9	—	82
Metso Minerals	11.7–12.1	385	4	—	389
Metso Automation	14.9–15.1	19	1	—	20
Metso Ventures	10.5–11.5	7	0	—	7
Discontinued operations	—	7	(7)	—	—

Total	9.4–15.1	491	7	—	498

	Derived
	weighted
	average cost	Balance at	Translation		Balance
	of capital	beginning	difference and	Impairment	at end of
	applied	of year	other changes	loss	year
	(%)	(€ in millions)
2006
Metso Paper (1)	12.2–12.5	82	274	—	356
Metso Minerals	12.1–12.3	389	3	—	392
Metso Automation	14.9–15.0	20	0	—	20
Metso Ventures	11.1–12.3	7	—	(7)	0
Discontinued operations	—	—	—	—	—

Total	11.1–15.0	498	277	(7)	768

(1)	The acquisition of Aker Kvaerner’s Pulping and Power businesses increased goodwill by €271 million in Metso Paper. For more information on acquisitions, see Note 12.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 16. Investments in associated companies
          Investments in associated companies and joint ventures are as follows:

	2005	2006
	(€ in millions)
Investments in associated companies and joint ventures
Acquisition cost at beginning of year	7	9
Translation differences	0	0
Increases	2	0
Disposals and other decreases	0	(3)

Acquisition cost at end of year	9	6

Equity adjustments in investments in associated companies and joint ventures
Equity adjustments at beginning of year	10	11
Share of results	1	1
Translation differences	1	(2)
Dividend income	(1)	(2)
Disposals and other changes	–	5

Equity adjustments at end of year	11	13

Book value of investments in associated companies and joint ventures at end of year	20	19

	As at December 31,
	2005		2006
	Ownership	Book value	Ownership	Book value
	(%)	(€ in millions)	(%)	(€ in millions)
Allimand S.A.	35.8	5	35.8	5
Valmet-Xian Paper Machinery Co. Ltd.	48.3	8	48.3	7
Shanghai Neles-Jamesbury Valve Co. Ltd.	50.0	4	50.0	4
Avantone Oy	48.2	1	48.2	0
Others		2		3

Total investments in associated companies and joint ventures		20		19

          Shanghai Neles-Jamesbury Valve Co. Ltd is classified as joint venture because Metso has, together with the other shareholder, joint power to govern the company.
          The amounts representing Metso’s share of the assets and liabilities, net sales and results of the associated companies and joint ventures, which have been accounted for using the equity method, are presented below:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Assets	44	48	50
Liabilities	27	28	31

Net sales	41	42	40
Profit	4	1	1

METSO
Notes to Consolidated Financial Statements — (Continued)
Related party transactions
          The following transactions were carried out with associated companies and joint ventures and the following balances have arisen from such transactions:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Net sales	1	1	1
Purchases	8	16	19

Receivables	1	1	1
Payables	1	2	1
Note 17. Available-for-sale equity investments
          Available-for-sale equity investments consist of the following:

	As at December 31,
	2005			2006
	Number	Owner-		Number
	of shares	ship	Book value	of shares	Owner-ship	Book value
		(%)	(€ in millions)		(%)	(€ in millions)
Tamfelt Corporation	726,300	2.6	6	726,300	2.6	8
Other shares and securities			6			7

Total available-for-sale equity investments			12			15

          The available-for-sale equity investments have changed as follows:

	2005	2006
	(€ in millions)
Book value as at January 1	12	12
Additions	1	2
Changes in fair values	2	2
Disposals	(3)	(1)
Other changes	—	—

Book value as at December 31	12	15

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 18. Percentage of completion
          Net sales recognized under the percentage of completion method amounted to €1,264 million, or 30 percent of net sales, in 2005 and €1,450 million, or 29 percent of net sales, in 2006. The percentage was highest in the Metso Paper business area, where it accounted for 53 percent in 2005 and 51 percent in 2006.
          Information on balance sheet items of uncompleted projects at December 31, 2005 and 2006 is as follows:

	Costs and
	earnings of
	uncompleted	Billings of
	projects	projects	Net
	(€ in millions)
2005
Projects where costs and earnings exceed billings	610	437	173
Projects where billings exceed costs and earnings	306	452	146

2006
Projects where costs and earnings exceed billings	1,296	1,012	284
Projects where billings exceed costs and earnings	697	919	222
Note 19. Inventory

	As at December 31,
	2005	2006
	(€ in millions)
Materials and supplies	190	254
Work in progress	420	518
Finished products	278	340

Total inventory	888	1,112

          The cost of inventories recognized as expense was €3,050 million and €3,598 million for the years ended December 31, 2005 and 2006, respectively.
          Information on changes in the allowance for inventory obsolescence is presented in Note 25.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 20. Interest bearing and non-interest bearing receivables
     Interest bearing and non-interest bearing assets are as follows:

	As at December 31,
	2005			2006
	Non-			Non-
	current	Current	Total	current	Current	Total
	(€ in millions)			(€ in millions)
Interest bearing receivables
Loan receivables (1)	5	2	7	5	2	7
Available-for-sale financial assets	34	135	169	5	10	15
Trade receivables (1)	0	—	0	1	—	1

Total	39	137	176	11	12	23

Non-interest bearing receivables
Loan receivables (1)	2	1	3	1	1	2
Trade receivables (1)	27	764	791	12	967	979
Prepaid expenses and accrued income	—	68	68	—	93	93
Other receivables	10	85	95	20	157	177

Total	39	918	957	33	1,218	1,251

(1)	For the year ended December 31, 2006, loan and trade receivables have been reduced by an expense of €10 million in the allowance for doubtful accounts. For additional information on changes in the allowance for doubtful notes and receivables, see also Note 25.
     Metso actively manages its cash by investing in financial instruments with varying maturities. Instruments, such as commercial papers, exceeding maturity of three months are classified under Available-for-sale financial assets.
Note 21. Cash and cash equivalents

	As at December 31,
	2005	2006
	(€ in millions)
Bank and cash	120	222
Commercial papers and other investments	203	131

Total cash and cash equivalents	323	353

Note 22. Equity
     Metso Corporation’s fully paid share capital entered in the trade register was €240,812,843.80 and €240,923,343.80 as at December 31, 2005 and 2006, respectively. According to Metso’s Articles of Association, the minimum share capital is €170 million and the maximum share capital €680 million. Each share has a nominal value of €1.70, unchanged from the previous year.
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

METSO
Notes to Consolidated Financial Statements — (Continued)
will also be entitled to resolve that the shares can be subscribed to in exchange for property in kind, or otherwise on certain conditions.
Share amounts

	2005	2006
Number of outstanding shares, January 1	136,189,704	141,593,773
Share options exercised	5,404,069	65,000
Redemption of own shares by a partnership (MEO1V Incentive Ky)	—	(300,000)

Number of outstanding shares, December 31	141,593,773	141,358,773
Treasury shares held by the parent company	60,841	60,841
Shares administered by a partnership (MEO1V Incentive Ky)	—	300,000

Total number of shares, December 31	141,654,614	141,719,614

     In 2005 the number of shares subscribed with year 2000 and 2001 stock options was 4,538,869 and 865,200, respectively. The subscription price was €13.25 per share. As a result of the share subscriptions, the share capital of Metso Corporation increased by €9,186,917.30. In 2006, a total of 65,000 shares were subscribed with 2003A stock options. The subscription price was €8.70 per share. As a result of these share subscriptions, Metso’s share capital increased by €110,500.
     As at December 31, 2006, the number of shares included 60,841 treasury shares held by the parent company and 300,000 shares held by a separate partnership company. The Board of Directors has decided to outsource the administration of the share ownership plan to a partnership (MEO1V Incentive Ky) included in Metso’s consolidated financial statements. The acquisition price of own shares acquired in 1999 and 2006 was €654,813 and €11,006,389, respectively. The acquisition price of own shares is recognized in the treasury stock.
     Metso Corporation’s Board of Directors proposes to the Annual General Meeting on April 3, 2007 that a dividend of €1.50 per share be distributed for the year ended December 31, 2006. These financial statements do not reflect this dividend payable of €212 million. The 300,000 shares held by MEO1V Incentive Ky are also entitled to dividend.
Fair value and other reserves
     Hedge reserve includes the fair value movements of derivative financial instruments effective as cash flow hedged. Fair value reserve includes the change in fair values of assets classified as available-for-sale. Share options and shares granted are presented in fair value reserve.
     Legal reserve consists of restricted equity, which has been transferred from distributable funds under the Articles of Association, local company act or by a decision of the shareholders.
     Other reserves consist of a distributable fund held by the Parent Company.

METSO
Notes to Consolidated Financial Statements — (Continued)
Changes in fair value and other reserves were as follows:

			Fair
	Treasury	Hedge	value	Legal	Other
	stock	reserve	reserve	reserve	reserves	Total
			(€ in millions)
Balance as at January 1, 2004	1	—	—	228	202	431
Change	—	—	—	—	—	—

Balance as at December 31, 2004	1	—	—	228	202	431
Effects of adopting IAS 32 Own shares	(2)	—	—	—	—	(2)
Effects of adopting IAS 39 Cash flow hedges, net of taxes	—	4	—	—	—	4
Available-for-sale equity investments, net of taxes	—	—	2	—	—	2
Share options granted	—	—	0	—	—	0

Balance as at January 1, 2005	(1)	4	2	228	202	435
Cash flow hedges
Fair value gains, net of taxes	—	(4)	—	—	—	(4)
Transferred to profit and loss, net of taxes	—	(7)	—	—	—	(7)
Available-for-sale equity investments Fair value gains, net of taxes	—	—	2	—	—	2
Transferred to profit and loss, net of taxes	—	—	(2)	—	—	(2)
Share options granted	—	—	0	—	—	0

Balance as at December 31, 2005	(1)	(7)	2	228	202	424

Cash flow hedges
Fair value gains, net of taxes	—	24	—	—	—	24
Transferred to profit and loss, net of taxes	—	(8)	—	—	—	(8)
Available-for-sale equity investments Fair value gains, net of taxes	—	—	2	—	—	2
Transferred to profit and loss, net of taxes	—	—	(1)	—	—	(1)
Redemption of own shares	(11)	—	—	—	—	(11)
Share options and shares granted	—	—	1	—	—	1
Other	—	—	—	1	—	1

Balance as at December 31, 2006	(12)	9	4	229	202	432

     Foreign currency translation included in the shareholders’ equity:

	2005	2006
	(€ in millions)
Cumulative translation adjustment as at January 1	(48)	(9)
Change in foreign currency translation	60	(59)
Hedging of net investment denominated in foreign currency	(30)	28
Tax effect	9	(6)
Transfer of translation differences	—	1

Cumulative translation adjustment as at December 31	(9)	(45)

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 23. Share-based payments
     In 2006 Metso had one share ownership plan and one options program. The share-based payment expense amounted to €0.2 million, €0.2 million and €4.9 million for the years ended December 31, 2004, 2005 and 2006, respectively.
Share ownership plan
     As part of the remuneration and commitment program of the management, the Board of Directors decided in December 2005 upon a share ownership plan covering a maximum of 360,000 treasury shares to be granted during 2006—2008 strategy period. The shares granted during 2006 will include a maximum of 94,985 Metso treasury shares subject to a cap price of €38. It limits the maximum number of shares, which can be awarded, to the number of shares granted multiplied by the cap price and divided by the prevailing share price should latter exceed €38. If share price exceeds €38, the number of shares awarded shall be reduced on pro rata basis. The final number of shares distributed will be based on the average share price during the first two full weeks of March 2007. The earning criteria is set each year separately, for the plan in 2006, the main earnings triggers are the operating profit targets and four years of service subsequent to grant date. The incentives consist of both shares and cash, the latter to cover income taxes and tax-related payments of the beneficiaries.
     The compensation expense for the shares, which is accounted for as equity-settled, is recognized as an employee benefit expense with corresponding entry in equity. The cost of the equity-settled portion, which will be evenly recognized during the required service period, is based on the market value of Metso treasury shares on the grant date in February 2006. The average share price for the grant date was €29.23. The compensation expense for the cash is accounted as a cash-settled plan and is recognized as an employee benefit expense with a corresponding entry in short-term liabilities as the cash portion will be settled in the end of March 2007 once the shares have been awarded. The cash settled portion of the plan is fair valued at each balance sheet date based on the prevailing share price. The management makes an assessment at each balance sheet date of the probability for the conditions to vest. At the year ended December 31, 2006, the compensation expense for the shares amounted to €1 million and the compensation expense for the cash €4 million.
2003 options program
     As at December 31, 2006, Metso had one options program: the 2003 options program. The remaining options give the right to subscribe for a maximum of 235,000 new shares. In 2004, 100,000 year 2003A options were granted to President and CEO Jorma Eloranta. In 2006 he sold 50,000 options and subscribed Metso shares with 15,000 options. 2003A options have been listed on the main list of the Helsinki Stock Exchange since May 2, 2006. Metso’s Board of Directors has reserved for potential further use 100,000 year 2003A options and 100,000 year 2003C options.
     The share subscription prices for the 2003A options are €8.70, and for the 2003C options €27.50. Annually paid dividends are deducted from the subscription prices. The share subscription period for the 2003A options is April 1, 2006 — April 30, 2009, and for the 2003C options April 1, 2008 — April 30, 2011.
     Changes and average exercise prices related to the year 2003 options program are as follows:

	As at December 31,
	2004		2005		2006
	Average		Average		Average
	exercise		exercise		exercise
	price	Amount of	price	Amount	price	Amount
	€/share	options	€/share	of options	€/share	of options
Beginning of year	—	—	10.45	100,000	10.10	100,000
Granted	10.65	100,000	—	—	—	—
Forfeited	—	—	—	—	—	—
Exercised	—	—	—	—	8.70	(65,000)
Expired	—	—	—	—	—	§ —

End of year	10.45	100,000	10.10	100,000	8.70	35,000
Exercisable at end of year		—		—		35,000

METSO
Notes to Consolidated Financial Statements — (Continued)
     The fair value of 2003A options granted in 2004 was €4.47 each determined using the Black-Scholes valuation model. The variables applied in the Black-Scholes model were as follows:

2004
Share price, €	10.85
Exercise price, €	10.65
Volatility, %	39.93
Risk-free interest rate, %	3.29
Expected annual dividends, €	—
Expected life in years	5.17
     The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily historical share prices over last five years.
2001 options program
     The share subscription period for 2001 options program expired on April 30, 2005. A total of 865,200 shares was subscribed through the program and the subscription price per share was €13.25. Metso has applied IFRS 2 to 30,000 options, which were granted to Jorma Eloranta on March 1, 2004. No other options under the 2001 options program were granted during 2004 or 2005.
Note 24. Long-term debt
     Long-term debt consists of the following at December 31:

	Book values		Fair values
	2005	2006	2005	2006
	(€ in millions)		(€ in millions)
Bonds	688	526	725	543
Loans from financial institutions	40	151	40	151
Pension loans	0	0	0	0
Finance lease obligations	21	18	21	18
Other long-term debt	4	3	4	3

	753	698	790	715

Less current maturities	160	93	160	83

Total	593	605	630	632

Bonds

	Nominal	Effective	Original
	interest rate	interest rate	loan amount	Outstanding book
	Dec 31, 2006	Dec 31, 2006	in currency,	value at December 31,
	(%)	(%)	millions	2005	2006
				(€ in millions)
1997—2007	6.88	6.88	USD 200	92	83
2001—2006	—	—	€500	156	—
2004—2011	5.10	6.50	€274	257	259

				505	342

Private placements issued under
EMTN program, maturing 2009- 2012		4.45 - 5.61	€186	183	184

Bonds total				688	526
Less current maturities				156	83

Bonds, long-term portion				532	443

METSO
Notes to Consolidated Financial Statements — (Continued)
     Metso has a Euro Medium Term Note Program of €1 billion, under which bonds and private placements in the amount of €596 million were outstanding at the end of 2005. Under the EMTN program, €156 million worth of bonds matured according to their terms in 2006 and the outstanding book values at year-end amounted to €443 million. In addition, Metso has a USD denominated bond registered with the U.S. Securities and Exchange Commission which amounted to USD 109 million (€83 million) as at December 31, 2006. At the end of 2006 the outstanding book values of public bonds were €342 million and private placements €184 million.
     Loans from financial institutions consist of international bank borrowings with either fixed or variable interest rates. A major share of loans is either EUR, USD or SEK denominated. The interest rates vary from 1.0% (EUR) to 6.9% (USD). The loans are payable from year 2007 to 2016.
     In December 2006 Metso drew a €100 million loan from the European Investment Bank (EIB) under an agreement made in 2004. The purpose of the loan is to finance research and development activities carried out within Metso. The loan has a floating interest rate, a tenure of ten years and amortization will begin in 2010.
     In May 2005 Metso agreed to decrease the amount of the five-year syndicated revolving credit facility agreement signed in 2003 from €450 million to €300 million. In December 2006, this facility was replaced by a new €500 million revolving five-year loan facility with a syndicate of 14 banks. The respective revolving facilities were undrawn at the end of 2005 and 2006. Metso had no other undrawn committed long-term facilities as of December 31, 2006.
     Interest rates of the finance lease obligations vary from 4.0% to 10.0% and other long-term debt carry interest in the range of 1.0% to 6.2%.
     Maturities of long-term debt as at December 31, 2006 are as follows:

		Loans from	Finance	Other
		financial	lease	long-term
	Bonds	institutions	obligations	debt	Total
			(€ in millions)
Year
2007	83	7	3	0	93
2008	—	21	3	1	25
2009	82	15	3	0	100
2010	15	14	2	0	31
2011	326	18	1	2	347
Later	20	76	6	—	102

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 25. Allowances
     Allowances have changed as follows during the financial year 2006:

	Balance			Increase
	at	Impact of	Additions	from		Deductions/	Balance
	beginning	exchange	charged to	business	Realized	other	at end
	of year	rates	expense	acquisitions	reserve	additions	of year
				(€ in millions)
Allowance for doubtful notes and receivables	35	(2)	10	1	(6)	(3)	35
Allowance for inventory obsolescence	53	(3)	15	0	(9)	(2)	54

Total	88	(5)	25	1	(15)	(5)	89

     For additional information on allowances, see also Note 3.
Note 26. Provisions
     Provisions consists of the following:

			As at December 31,
	2005			2006
	Non-			Non-
	current	Current	Total	current	Current	Total
	(€ in millions)			(€ in millions)
Warranty and guarantee liabilities	4	158	162	25	169	194
Accrued restructuring expenses (1)	15	10	25	9	23	32
Environmental and product liabilities	—	5	5	—	6	6
Other provisions	14	18	32	19	15	34

Total	33	191	224	53	213	266

(1)	For additional information on significant restructuring programs, see also Note 6.
     The provisions, including both non-current and current ones, have changed as follows during the financial year 2006:

				Increase
	Balance at	Impact of	Additions	from		Reversal of	Balance
	beginning	exchange	charged to	business	Realized	reserve /	at end of
	of year	rates	expense	acquisitions	reserve	other changes	year
	(€ in millions)
Accrued restructuring expensesexpenses (1)	25	0	5	13	(10)	(1)	32
Environmental and product liabilities	5	0	3	0	(1)	(1)	6

Total	30	0	8	13	(11)	(2)	38

(1)	For additional information on significant restructuring programs, see also Note 6.
     Provisions, where the expected settlement date exceeds one year from the moment of their recognition, are discounted to their present value and adjusted in subsequent closings for the time effect.

METSO
Notes to Consolidated Financial Statements — (Continued)
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
     Accrued restructuring expenses include €13 million of costs, which were recognized following the disposal of the remedy-package on which the approval for the acquisition of Pulping and Power businesses was conditional.
Environmental and product liabilities
     Metso accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. The amounts of accruals are adjusted later as further information develops or circumstances change. As at December 31, 2006, environmental liabilities amounted to €3 million. It included clean-up costs for soil and water contamination at various sites in the Unites States previously operated by Metso Minerals and clean-up costs for groundwater contamination at a site in Belgium previously owned by Metso Panelboard, part of Metso Ventures business area.
     Metso is occasionally involved in product liability claims typical for companies in comparable industries. As at December 31, 2006, product liabilities amounted to €3 million.
Warranty and guarantee liabilities
     The provisions for warranty and guarantee liabilities have changed as follows during the financial year 2006:

		Impact	Increase for	Increase for	Increase
	Balance at	of	current	previous	from		Balance
	beginning	exchange	year’s	years’	business		at end of
	of year	rates	deliveries	deliveries	acquisitions	Deductions	year
(in millions)
Warranty and guarantee provisions	162	(2)	62	27	29	(84)	194
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

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 27. Short-term debt
     Other interest bearing short-term debt consists of the following:

	As at December 31,
	2005	2006
	(€ in millions)
Loans from financial institutions	35	43
Domestic commercial paper financing	—	89

Total	35	132

     The weighted average interest rate applicable to short-term borrowing at December 31, 2005 and 2006 was 4.8% and 4.0%, respectively.
     Metso has established a short-term Euro Commercial Paper program of €150 million and a domestic commercial paper program amounting to €300 million. Both programs were unused as of December 31, 2005 and as of December 31, 2006 domestic commercial papers worth €89 million were outstanding.
Note 28. Trade and other payables
     Trade and other payables consists of the following:

	As at December 31,
	2005	2006
	(€ in millions)
Trade payables	575	802
Accrued interests	6	6
Accrued personnel costs	177	189
Accrued project costs	34	73
Short-term derivatives	39	1
Other	94	167

Total	925	1,238

Note 29. Post-employment benefit obligations
     The companies within Metso have various pension schemes pursuant to local conditions and practices of the countries in which they operate. Some of these programs are defined benefit schemes with retirement, healthcare, death, jubilee and termination income benefits. The benefits are generally a function of years of employment and salary with Metso. The schemes are mostly funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso uses December 31 as measurement date for its defined benefit arrangements. The discount rates applied are based on yields available on high quality (“AA” rated) corporate bonds. If such reference is not available, the rates are based on government bond yields as of the balance sheet date. The terms of corporate and government bonds are consistent with the currency and the estimated term of the pension obligations.

METSO
Notes to Consolidated Financial Statements — (Continued)
The amounts recognized as of December 31 in the balance sheet are following:

	Year ended December 31,
					Other post-
	Pension benefits,		Pension benefits,		employment
	domestic		foreign		benefits
	2005	2006	2005	2006	2005	2006
			(€ in millions)
Present value of funded obligations	11	9	291	285	—	—
Fair value of plan assets	(8)	(7)	(226)	(239)	—	—

	3	2	65	46	—	—
Present value of unfunded obligations	—	—	82	96	44	41
Unrecognized asset	—	—	3	3	—	—
Unrecognized actuarial gains (losses)	(2)	(1)	(36)	(31)	(4)	(4)
Unrecognized past service costs (credit)	2	2	—	—	—	—

Net liability recognized	3	3	114	114	40	37

Amounts in the balance sheet:
Liabilities	3	3	115	117	40	37
Assets	—	0	(1)	(3)	—	—

Net liability recognized	3	3	114	114	40	37

In the year ended December 31, 2006, the pension assets of €3 million were reported under other non-current assets.
     Movements in the net liability recognized in the balance sheet are as follows:

			Foreign pension and other
	Pension benefits, domestic		post-employment benefits
	2005	2006	2005	2006
		(€ in millions)
Net liability at beginning of year	10	3	158	154
Liability for new plans covered	(1)	—	0	1
Acquisitions	—	—	—	14
Net expense recognized in the income statement	(2)	1	10	12
Contributions	(4)	(1)	(22)	(23)
Translation differences	—	—	8	(7)

Net liability at end of year	3	3	154	151

     The major categories of plan assets as a percentage of total plan assets as at December 31 are as follows:

	2005	2006
	(%)	(%)
Equity securities	50	50
Bonds	45	43
Other	5	7
     The expected return on plan assets is set by reference to historical returns on each of the main asset classes, current market indicators such as long term bond yields and the expected long term strategic asset

METSO
Notes to Consolidated Financial Statements — (Continued)
allocation of each plan.
     The amounts recognized in the income statement were as follows:

							Other post-
	Pension benefits,			Pension benefits,			employment
	domestic			foreign			benefits
	2004	2005	2006	2004	2005	2006	2004	2005	2006
				(€ in millions)
Service cost	9	2	1	5	5	5	1	1	1
Interest cost	5	1	0	17	18	18	2	2	3
Expected return on plan assets	0	(1)	0	(13)	(15)	(15)	—	—	—
Amortization — Past service costs	(7)	(1)	0	0	0	0	—	—	—
Net actuarial (gain) loss recognized in year	(1)	—	0	2	0	0	0	0	0
Immediate recognition due to asset ceiling	—	—	—	—	1	0	—	—	—
(Gains) losses on immediate settlements	(81)	(3)	0	(11)	(2)	0	—	—	—

Expense (income) recognized in income statement	(75)	(2)	1	0	7	8	3	3	4

Actual return (loss) on plan assets	1	(2)	0	16	20	23	—	—	—
     The changes in the value of the defined benefit obligation are as follows:

					Other post-
	Pension benefits,		Pension benefits,		employment
	domestic		foreign		benefits
	2005	2006	2005	2006	2005	2006
			(€ in millions)
Defined benefit obligation at beginning of year	19	11	301	373	34	44
Service cost	2	1	5	5	1	1
Interest cost	1	0	18	18	2	3
Actuarial (gains) losses	(1)	0	30	4	5	0
Losses (gains) on curtailment	(3)	0	(2)	0	—	—
Plan participant contributions	—	—	1	1	0	0
Past service cost	(3)	0	0	0	—	—
Acquisitions	—	—	—	15	—	—
Increase in coverage	—	—	7	1	—	0
Settlements	0	(3)	0	—	—	—
Translation differences	—	—	30	(19)	5	(4)
Benefits paid	(4)	—	(17)	(17)	(3)	(3)

Defined benefit obligation at end of year	11	9	373	381	44	41

     The changes in the fair value of the plan assets during the year are as follows:

METSO
Notes to Consolidated Financial Statements — (Continued)

			Foreign pension and other
	Pension benefits, domestic		post-employment benefits
	2005	2006	2005	2006
		(€ in millions)
Fair value of assets at beginning of year	10	8	171	226
Adjustments for new plans covered	—	—	7	2
Settlements	—	(2)	—	—
Acquisitions	—	—	—	1
Actual return on plan assets	(2)	0	20	23
Plan participant contributions	—	—	1	1
Employer contributions	4	1	22	23
Benefits paid	(4)	—	(20)	(20)
Translation differences	—	—	25	(17)

Fair value of assets at end of year	8	7	226	239

     Summarized information on pension liabilities, plan assets for the three periods is as follows:

	2004	2005	2006
	(€ in millions)
Present value of defined benefit obligations at December 31	354	428	431
Fair value of plan assets at December 31	181	234	246
Unrecognized asset	2	3	3
Unrecognized actuarial gains (losses)	(8)	(42)	(36)
Unrecognized past service costs	1	2	2
     The principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	Domestic		Foreign
	2005	2006	2005	2006
	(%)	(%)	(%)	(%)
Benefit obligation: discount rate	4.50	4.50	5.05	5.28
Benefit obligation: rate of compensation increase	3.77	3.70	3.39	3.65
Benefit obligation: rate of pension increase	2.10	2.10	0.89	1.08
Expense in income statement: discount rate	5.00	4.50	5.74	5.34
Expense in income statement: rate of compensation increase	3.07	3.77	3.68	3.66
Expense in income statement: expected return on plan assets	5.40	5.40	7.64	7.81
Expense in income statement: rate of pension increase	2.30	2.10	0.91	0.89
     The expected contributions in 2007 shall amount to €1 million to domestic plans and €25 million to foreign plans.
     The life expectancy of the participants is based on regularly updated mortality tables, which reflect the life expectancy of the local population. The mortality tables used for the major defined benefit plans are following:

Finland	Gompertz’ model with Finnish TEL parameters

Germany	Heubeck RT 2005 G

METSO
Notes to Consolidated Financial Statements — (Continued)

United Kingdom	PXA92 year of birth

Canada	UP94 projected to 2010/2015

United States of America	RP2000 projected to 2015
     An increase of one percentage point in the assumed health care cost trend would increase the accumulated post-employment benefit obligation by €3 million at December 31, 2006. It would increase the sum of the service and interest cost by €0.2 million for 2006. A decrease of one percentage point in the assumed health care cost trend would decrease the accumulated post-employment benefit obligation by €2 million at December 31, 2006. It would decrease the sum of the service and interest cost by €0.1 million for 2006. The health care cost trend during the next five years is expected to fall from 10% to 5% by one percentage point per annum.
Note 30. Mortgages and contingent liabilities
     Mortgages and contingent liabilities consist of the following:

	As at December 31,
	2005	2006
	(€ in millions)
On own behalf

Mortgages	5	16

Pledged assets	0	0

On behalf of associated companies

Guarantees	—	—

On behalf of others

Guarantees	5	6

Other commitments

Repurchase commitments	6	5

Other contingencies	6	5

Total	22	32

     The mortgages given as security for own commitments relate to industrial real estate and other company assets. The mortgage amount on corporate debt has been calculated as the amount of corresponding loans. The nominal value of the mortgages at December 31, 2006 was €2 million higher than the amount of the corresponding loans.
     The repurchase commitments represent engagements whereby Metso guarantees specified trade-in values for products sold to customers and third parties. The amounts in the above schedule comprise the agreed value in full of each repurchase commitment.
     Metso Corporation has guaranteed obligations arising in the ordinary course of business of many of its subsidiaries up to a maximum of €569 million and €1,100 million as of December 31, 2005 and 2006, respectively.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 31. Lease Contracts
          Metso leases offices, manufacturing and warehouse space under various non-cancellable leases. Certain contracts contain renewal options for various periods of time.
          Minimum annual rentals for leases in effect at December 31 are shown in the table below:

	2005	2006	2005	2006
	Operating leases		Finance leases
	(€ in millions)		(€ in millions)
Less than 1 year	37	46	4	4
1–2 years	28	35	4	4
2–3 years	19	27	4	3
3–4 years	14	21	3	2
4–5 years	12	13	3	2
Over 5 years	15	24	8	7

Total minimum lease payments	125	166	26	22

Future financial expenses			(5)	(4)

Total net present value of finance leases			21	18

          Net present value of annual rentals for finance leases in effect at December 31 are shown in the table below:

	2005	2006
	(€ in millions)
Less than 1 year	3	3
1–2 years	3	3
2–3 years	3	3
3–4 years	3	2
4–5 years	2	1
Over 5 years	7	6

Total net present value of finance leases	21	18

          Total rental expenses amounted to €42 million, €30 million and €34 million in the years ended December 31, 2004, 2005 and 2006, respectively.
          Annual repayments of principal are presented in the maturities of long-term debt, see Note 24.
Future lease payments for empty premises
          Due to reorganization of production and sales activities, Metso has, from time to time, empty leased premises with non-cancellable rental engagements. A cost reserve for the remaining lease period is made when it is probable that economically realistic sub-lease or early termination arrangements cannot be negotiated. The cost accrual is based on discounted future lease payments adjusted for expected sub-lease income. Metso has recognized an accrual for duplicate lease costs, and the remaining reserve amounted to €3 million as of December 31, 2005 and 2006.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 32. Derivative financial instruments
          Notional amounts and fair values of derivative financial instruments as at December 31 were as follows:

	2005				2006
		Fair	Fair	Fair		Fair	Fair	Fair
	Notional	value,	value,	value,	Notional	value,	value,	value,
	amount	assets	liabilities	net	amount	assets	liabilities	net
	(€ in millions)
Forward exchange contracts	1,159	7	39	(32)	1,357	17	1	16
Cross-currency swaps	2	0	0	0	1	0	—	0
Currency swaps	1	0	0	0	1	—	0	0
Interest rate swaps	183	0	4	(4)	143	1	1	0
Interest rate futures contracts	20	0	0	0	—	—	—	—
Option agreements
Bought	29	0	0	0	7	0	0	0
Sold	55	0	0	0	6	0	0	0
Electricity forward contracts (1)	354	2	0	2	475	1	0	1

Total		9	43	(34)		19	2	17

(1)	Notional amount GWh
          The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
          Derivative financial instruments recognized in balance sheets as at December 31 are presented below:

	2005		2006
	Assets	Liabilities	Assets	Liabilities
	(€ in millions)		(€ in millions)
Interest rate swaps — cash flow hedges	—	4	1	—
Interest rate swaps — fair value hedges	—	—	—	—
Interest rate swaps — non-qualifying hedges	—	—	—	1

	—	4	1	1

Forward exchange contracts — cash flow hedges	2	21	9	0
Forward exchange contracts — net investment hedges	1	11	10	1
Forward exchange contracts — non-qualifying hedges	4	7	1	3

	7	39	20	4

Currency swaps — non-qualifying hedges	—	—	—	—
Electricity forward contracts — non-qualifying hedges	2	—	1	0
Options — non-qualifying hedges	—	—	—	—

Total derivatives	9	43	22	5

          In the years ended December 31, 2005 and 2006, respectively, there was no ineffectiveness related to the cash flow hedges, which would have resulted in an immediate recognition of an ineffective portion in the income statement.
          As at December 31, 2006, the fixed interest rates of swaps varied from 4.8% to 6.1%. The main floating rates were Euribor and Libor.
          As at December 31, 2006, the maturities of financial derivatives are the following (expressed as notional amounts):

METSO
Notes to Consolidated Financial Statements — (Continued)

					2011
	2007	2008	2009	2010	and after
	(€ in millions)
Forward exchange contracts	1,261	89	7	—	—
Cross-currency swaps	1	—	—	—	—
Currency swaps	—	1	—	—	—
Interest rate swaps	—	—	45	15	83
Interest rate futures contracts	—	—	—	—	—
Option agreements	1	—	—	—	—
Electricity forward contracts (1)	255	159	61	—	—

(1)	Notional amount GWh
Note 33. The adoption of IAS 32 and IAS 39
          Metso adopted IAS 32 and IAS 39 prospectively as of January 1, 2005. The effects of the adoption to the balance sheet are shown below:
ASSETS

		Effect of
		adoption of IAS
	Dec 31, 2004	32 and IAS 39	Jan 1, 2005
	(€ in millions)
Non-current assets
Intangible assets	585	—	585
Property, plant and equipment	649	—	649
Financial assets	239	(19)	220

Total non-current assets	1,473	(19)	1,454

Current assets
Inventories	692	—	692
Receivables	1,033	13	1,046
Cash and cash equivalents	372	—	372

Total current assets	2,097	13	2,110

Assets held for sale	—	—	—

Total assets	3,570	(6)	3,564

METSO
Notes to Consolidated Financial Statements — (Continued)
SHAREHOLDERS’ EQUITY AND
LIABILITIES

		Effect of
		adoption of IAS
	Dec 31, 2004	32 and IAS 39	Jan 1, 2005
	(€ in millions)
Equity
Share capital	232	—	232
Other shareholders’ equity	758	7	765
Minority interests	5	—	5

Total equity	995	7	1,002

Liabilities
Non-current liabilities	1,109	(22)	1,087
Current liabilities	1,466	9	1,475
Liabilities held for sale	—	—	—

Total liabilities	2,575	(13)	2,562

Total shareholders’ equity and liabilities	3,570	(6)	3,564

          Financial assets, liabilities and derivative financial instruments that are used to hedge foreign currency, commodity prices and interest rate risks have been classified, measured and recorded in accordance with IAS 39 in the opening balance sheet as of January 1, 2005. As a result of the application of IAS 39, the shareholders’ equity increased by €7 million, net of taxes, due to recognition of derivative financial instruments at fair value.
          In 2004, Metso entered into several transactions with existing lenders to exchange €344 million under its €1 billion Euro Medium Term Note Program for new bonds with lower interest rate and a longer term. As at December 31, 2004 Metso had capitalized €24 million of costs related to these transactions, of which non-current €23 million and current €1 million. In accordance with IAS 39 and IAS 32 part of these exchanges were considered as extinguishment of the original debt resulting in €1 million reduction of unamortized transaction costs expensed directly through equity as of January 1, 2005. Under IFRS, interest bearing liabilities are initially recognized as proceeds received, net of transaction costs incurred. In subsequent periods, they are measured at amortized cost using the effective yield method. Transaction costs and all other premiums or discounts included in the effective interest rate calculation are amortized over the life of the bond.
          Shares, classified as equity investments available-for-sale, were fair valued in the balance sheet as of January 1, 2005. Consequently, the value of listed shares increased by €2 million.
          Treasury stock of €1 million held by Metso was deducted from the assets and shareholders’ equity as of January 1, 2005.

METSO
Notes to Consolidated Financial Statements — (Continued)
Note 34. Principal subsidiaries
          The following is a list of Metso’s principal subsidiaries ranked by external net sales. These companies accounted for 88 percent and 90 percent of total external net sales for the years ended December 31, 2005 and 2006, respectively

		% of			Research
		external net			and
	Country	sales	Production	Sales	development
Metso Paper Oy	Finland	15.9	X	X	X
Metso Minerals Industries Inc.	USA	8.1	X	X
Metso Brazil Indústria e Comércio Ltda.	Brazil	6.3	X	X	X
Metso Paper USA Inc.	USA	5.5	X	X	X
Metso Minerals (Australia) Ltd.	Australia	3.9	X	X
Metso Paper Sundsvall AB	Sweden	3.1	X	X	X
Metso Automation USA Inc.	USA	3.0	X	X	X
Metso Minerals (France) SA	France	2.5	X	X	X
Metso Lindemann GmbH	Germany	2.4	X	X	X
Metso Minerals (Tampere) Oy	Finland	2.4	X	X	X
Valmet Automotive Oy	Finland	2.2	X	X	X
Metso Minerals (Canada) Inc.	Canada	2.2	X	X
Metso Paper Pori Oy	Finland	2.2	X	X	X
Metso — SHI Co. Ltd.	Japan	2.0	X	X
Metso Minerals (Johannesburg) (Pty) Ltd.	South Africa	1.6	X	X
Metso Automation Oy	Finland	1.6	X	X	X
Metso Paper Karlstad AB	Sweden	1.4	X	X	X
Metso Texas Shredder Inc.	USA	1.4	X	X
Metso Paper Ltd.	Canada	1.4	X	X	X
Metso Minerals (UK) Ltd.	Great Britain	1.1	X	X	X
Metso Minerals Espana SA	Spain	1.1		X
Metso Panelboard AB	Sweden	1.1		X	X
Metso Minerals (Chile) SA	Chile	1.0	X	X
Metso Minerals (Mexico) SA de CV	Mexico	0.9	X	X
Metso Minerals (Norway) A/S	Norway	0.8	X	X
Metso Paper Valkeakoski Oy	Finland	0.8	X	X	X
Metso Minerals (Germany) GmbH	Germany	0.8		X
Metso Minerals (Austria) GmbH	Austria	0.7		X
Metso Minerals (Kiruna) AB	Sweden	0.7		X
Metso Automation Pte Ltd.	Singapore	0.7		X
Metso Minerals (India) Private Ltd.	India	0.7	X	X
Metso Endress+Hauser Oy	Finland	0.7		X
Metso Paper GmbH	Germany	0.6	X	X
Metso Minerals (Sweden) AB	Sweden	0.6	X	X
Metso Automation GmbH	Germany	0.6	X	X
Metso Panelboard Oy	Finland	0.6		X	X
Metso Minerals Systems AB	Sweden	0.6	X	X
Metso Automation S.A.S	France	0.5	X	X
Metso Paper (China) Co. Ltd.	China	0.5	X	X
Metso Minerals (Sala) AB	Sweden	0.5	X	X	X
Metso Minerals (Singapore) Pte Ltd.	Singapore	0.5	X	X
Metso Paper Como S.p.A	Italy	0.5		X
Metso Foundries Jyväskylä Oy	Finland	0.5	X	X
Metso Minerals (Italy) SpA	Italy	0.5		X
Metso Paper (Thailand) Co. Ltd.	Thailand	0.4	X	X
Metso Minerals (Belux) SA	Belgium	0.4	X	X
Metso Minerals Japan Co. Ltd.	Japan	0.4		X
Metso Minerals (Peru) SA	Peru	0.4	X	X
Metso Minerals (Hong Kong) Ltd.	China	0.4		X
Metso Automation do Brasil Ltda.	Brazil	0.4	X	X

METSO
Notes to Consolidated Financial Statements — (Continued)

		% of			Research
		external net			and
	Country	sales	Production	Sales	development
Metso Automation KK	Japan	0.4		X
Metso Automation Max Controls Inc.	USA	0.4	X	X	X
Metso Minerals (Finland) Oy	Finland	0.3	X	X
Note 35. Business area and geographic information
     Corporate structure
          Metso Corporation is a supplier of process industry machinery and systems, as well as know-how and aftermarket services. Metso’s business areas are global in scope with operations in over 50 countries. The principal production plants are located in Finland, Sweden, France, Germany, the United Kingdom, Canada, the United States, China, India, South Africa and Brazil.
          Up to the end of 2006 the operations were organized into the following four business areas:
          Metso Paper designs, develops and delivers pulp and paper machinery and equipment and complete production lines for the pulp and paper industry. Metso Paper also has substantial aftermarket operations. Metso Paper operated under five business lines in 2006: Fiber, Paper and Board, Finishing, Tissue and Service.
          Metso acquired Aker Kvaerner’s Pulping and Power businesses as of December 29, 2006 and they were consolidated into Metso Paper business area. The balance sheet of Pulping and Power operations is included in Metso Paper as of December 31, 2006. The acquisition had no effect on the 2006 income statement.
          Metso Minerals designs, develops and manufactures equipment and total solutions, as well as aftermarket solutions for rock and minerals processing industries. Up to the end of the year 2006, its operations were managed through four business lines: Crushing and Screening, Minerals Processing, Wear Protection and Conveying as well as Recycling.
          Metso Automation designs, develops and supplies both process automation and field solutions for automation and information management in selected process industries through its two business lines: Process Automation Systems and Flow Control.
          Metso Ventures comprised Metso Panelboard, Foundries, Metso Powdermet and Valmet Automotive. Metso Panelboard develops and supplies complete production lines for the panelboard industry. Foundries manufacture castings for various engineering industry needs. Metso Powdermet develops machine parts based on powder metallurgy and other corresponding manufacturing techniques and advises Metso Corporation’s businesses in issues relating to materials technology. Valmet Automotive is an independent contract manufacturer of specialty cars.
          Corporate Office and other is comprised of the parent company and holding companies located in the United States and in Sweden as well as financial shared service centers in Finland and in Canada.
          Transfer pricing in intra-Metso transactions is primarily based on market prices. In some cases, cost-based prices are used, thereby including the margin (cost plus method).
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
          Segment assets comprise intangible assets, property, plant and equipment, investments in associated companies, joint ventures, available-for-sale equity investments, inventories and non-interest bearing operating

METSO
Notes to Consolidated Financial Statements — (Continued)
assets and receivables. They exclude interest-bearing assets, including also cash and cash equivalents, income tax receivables and deferred tax assets, which are included in the assets of Corporate Office and other.
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
          Gross capital expenditure comprises investments in intangible assets, property, plant and equipment, associated companies, joint ventures and available-for-sale equity investments including additions through business acquisitions.
          Information about Metso’s reportable segments as of and for the years ended December 31, 2004, 2005 and 2006 is presented in the following tables.
2004

					Corporate
	Metso	Metso	Metso	Metso	Office and	Discontinued	Elimi-	Metso
	Paper	Minerals	Automation	Ventures	other	operations(4)	nations	total
				(€ in millions)
External net sales	1,550	1,365	493	194	—	—	—	3,602
Intra-Metso net sales	9	1	42	36	—	—	(88)	—

Net sales	1,559	1,366	535	230	—	—	(88)	3,602

Other operating income and expenses, net	(20.4)	0.4	(3.8)	(1.4)	14.6	—	—	(10.6)
Share in profits and losses of associated companies	3.7	0.3	0.5	(0.7)	—	—	—	3.8
Reversal of Finnish pension liability (1)	39.8	4.9	13.7	14.6	2.3	—	—	75.3
Operating profit (loss)	48.0	105.2	69.6	(6.2)	(17.1)	—	—	199.5
% of net sales	3.1	7.7	13.0	(2.7)	—	—	—	5.5

Depreciation and amortization	53	26	11	11	4	10	—	115
Gross capital expenditure (including business acquisitions)	33	24	6	16	14	6	—	99
Non-cash write-downs (2)	43	15	7	1	—	—	—	66

Intangible assets and property, plant and equipment	403	564	62	94	50	61	—	1,234
Investments in associated companies	12	1	3	1	—	—	—	17
Available-for-sale equity investments(3)	1	—	1	—	9	—	—	11
Inventories and other non-interest bearing assets	703	667	203	51	33	52	—	1,709
Interest bearing assets	—	—	—	—	440	—	—	440
Deferred tax assets	—	—	—	—	159	—	—	159

Total assets	1,119	1,232	269	146	691	113	—	3,570

Non-interest bearing liabilities	796	520	134	107	33	33	—	1,623
Interest bearing debt	—	—	—	—	935	—	—	935
Deferred tax liability	—	—	—	—	16	—	—	16

Total liabilities	796	520	134	107	984	33	—	2,574

Capital employed	323	712	135	39	642	80	—	1,931

Orders received	1,726	1,566	570	213	—	—	(86)	3,989
Order backlog	946	560	176	66	—	53	(43)	1,758

(1)	Reversal of Finnish pension liability (TEL) is included in operating profit(loss). See Note 7 for further information.

(2)	Other non-cash items recorded in Metso Paper include €15 million of bad debt expense related to Papiers Gaspésia and €10 million related to the 2004 restructuring program.

(3)	Corporate Office and other includes treasury stock of €1 million.

(4)	For more information on discontinued operations see Note 13

METSO
Notes to Consolidated Financial Statements — (Continued)

					Corporate
	Metso	Metso	Metso	Metso	Office and	Discontinued	Elimi-	Metso
2005	Paper	Minerals	Automation	Ventures	other	operations	nations	total
				(€ in millions)
External net sales	1,692	1,733	545	251	—	—	—	4,221
Intra-Metso net sales	10	2	39	33	—	—	(84)	—

Net sales	1,702	1,735	584	284	—	—	(84)	4,221

Other operating income and expenses, net	(4.6)	6.7	(0.9)	3.4	7.4	—	—	12.0
Share in profits and losses of associated companies	2.3	0.2	0.5	(1.7)	—	—	—	1.3
Reversal of Finnish pension liability (1)	3.2	0.4	0.8	0.6	0.1	—	—	5.1
Operating profit (loss)	90.9	177.6	80.7	10.8	(25.0)	—	—	335.0
% of net sales	5.3	10.2	13.8	3.8	—	—	—	7.9

Depreciation and amortization	47	28	10	12	5	—	—	102
Gross capital expenditure (including business acquisitions)	34	55	11	15	6	—	—	121
Non-cash write-downs	10	5	3	0	2	—	—	20

Intangible assets and property, plant and equipment	379	592	66	97	44	—	—	1,178
Investments in associated companies	14	1	4	0	1	—	—	20
Available-for-sale equity investments	1	1	0	0	10	—	—	12
Inventories and other non-interest bearing assets	758	962	197	91	24	—	—	2,032
Interest bearing assets	—	—	—	—	499	—	—	499
Deferred tax assets	—	—	—	—	163	—	—	163

Total assets	1,152	1,556	267	188	741	—	—	3,904

Non-interest bearing liabilities	823	661	142	110	68	—	—	1,804
Interest bearing debt	—	—	—	—	788	—	—	788
Deferred tax liability	—	—	—	—	20	—	—	20

Total liabilities	823	661	142	110	876	—	—	2,612

Capital employed	329	895	125	78	653	—	—	2,080

Orders received	1,993	1,936	580	324	—	—	(88)	4,745
Order backlog	1,267	852	179	104	—	—	(52)	2,350

(1)	Reversal of Finnish pension liability (TEL) is included in operating profit(loss). See Note 7 for further information.

METSO
Notes to Consolidated Financial Statements — (Continued)

					Corporate
	Metso	Metso	Metso	Metso	Office and	Discontinued	Elimi-	Metso
2006	Paper	Minerals	Automation	Ventures	other	operations	nations	total
				(€ in millions)
External net sales	1,934	2,172	556	293	—	—	—	4,955
Intra-Metso net sales	13	2	57	39	—	—	(111)	—

Net sales	1,947	2,174	613	332	—	—	(111)	4,955

Other operating income and expenses, net	(1.2)	5.9	0.3	0.4	0.4	—	—	5.8
Share in profits and losses of associated companies	1.6	0.1	0.8	(1.6)	—	—	—	0.9
Reversal of Finnish pension liability	—	—	—	—	—	—	—	—
Operating profit(loss)	110.2	286.0	86.7	1.7	(27.4)	—	—	457.2
% of net sales	5.7	13.2	14.1	0.5	—	—	—	9.2

Depreciation and amortization	47	30	10	14	4	—	—	105
Gross capital expenditure (including business acquisitions)	321	70	9	7	1	—	—	408
Non-cash write-downs	8	12	2	7	0	—	—	29

Intangible assets and property, plant and equipment	859	615	62	83	38	—	—	1,657
Investments in associated companies	14	1	4	0	0	—	—	19
Available-for-sale equity investments	1	2	1	0	11	—	—	15
Inventories and other non-interest bearing assets	1,156	1,164	240	90	13	—	—	2,663
Interest bearing assets	—	—	—	—	376	—	—	376
Deferred tax assets	—	—	—	—	228	—	—	228

Total assets	2,030	1,782	307	173	666	—	—	4,958

Non-interest bearing liabilities	1,413	833	158	118	75	—	—	2,597
Interest bearing debt	—	—	—	—	830	—	—	830
Deferred tax liability	—	—	—	—	57	—	—	57

Total liabilities	1,413	833	158	118	962	—	—	3,484

Capital employed	617	949	149	55	534	—	—	2,304

Orders received	2,139	2,630	717	332	—	—	(113)	5,705
Order backlog	2,165	1,254	276	96	—	—	(54)	3,737
     Net sales to unaffiliated customers by destination:

		Other	Other		South and		Rest
		Nordic	European	North	Central	Asia-	of the	Elimi-	Metso
Year	Finland	countries	countries	America	America	Pacific	world	nations	total
					(€ in millions)
2004	312	301	888	757	286	829	229	—	3,602
2005	352	484	1,064	889	485	735	212	—	4,221
2006	341	283	1,378	1,012	685	991	265	—	4,955

METSO
Notes to Consolidated Financial Statements — (Continued)
     Metso’s exports including sales to unaffiliated customers and intra-group sales from Finland, by destinations:

	Other	Other		South and		Rest
	Nordic	European	North	Central	Asia-	of the
Year	countries	countries	America	America	Pacific	world	Total
			(€ in millions)
2004	210	420	141	75	526	23	1,395
2005	353	523	158	96	331	31	1,492
2006	148	738	144	123	470	51	1,674
     Intangible assets and property, plant and equipment by location:

		Other	Other		South and		Rest
		Nordic	European	North	Central	Asia-	of the	Elimi-	Metso
Year	Finland	countries	countries	America	America	Pacific	world	nations	total
					(€ in millions)
2004	429	529	36	169	22	40	9	—	1,234
2005	357	523	15	192	38	44	9	—	1,178
2006	704	615	43	148	67	73	7	—	1,657
     Gross capital expenditure (excluding business acquisitions) by location:

		Other	Other		South and		Rest
		Nordic	European	North	Central	Asia-	of the	Elimi-	Metso
Year	Finland	countries	countries	America	America	Pacific	world	nations	total
					(€ in millions)
2004	54	10	11	9	8	4	1	—	97
2005	49	9	13	15	14	5	2	—	107
2006	65	9	15	15	17	8	2	—	131
Note 36. Lawsuits and claims
     Several lawsuits and claims based on various grounds, including product liability suits and product liability claims in the United States as well as normal risks of legal disputes concerning deliveries, are pending against Metso Corporation in various countries. However, management does not believe that the outcome of these actions, claims and disputes will have a material adverse effect on Metso’s consolidated financial statements in view of the grounds presented for the claims, provisions made, insurance coverage in force and the extent of Metso’s total business activities.
Pending asbestos litigation
     As of December 31, 2006, there had been a total of 536 complaints alleging asbestos injuries filed in the United States in which a Metso entity is one of the named defendants. Where a given plaintiff has named more than one viable Metso unit as a defendant, the cases are counted by the number of viable Metso defendants. Of these claims, 188 are still pending and 348 cases have been closed. Of the closed cases, 41 were by summary judgment, 234 were dismissed, and 73 were settled. For the 73 cases settled the average compensation per case was USD 495. The outcome of the pending cases is not expected to materially deviate from the outcome of the previous claims. Hence, management believes that the risk caused by the pending asbestos lawsuits and claims in the United States is not material in view of the extent of Metso’s total business operations. Costs accrued for asbestos claims amount to less than USD 0.1 million and have been reported under Accrued expenses and deferred income.

METSO
Notes to Consolidated Financial Statements — (Continued)
Other claims
     Metso Panelboard Oy is the defendant in arbitration proceedings being carried out in accordance with the ICC rules of arbitration in Singapore in which Metso’s Chinese customer by the name of Sichuan Guodong Construction Co. Ltd. is claiming compensation on account of an alleged delay and alleged defects in the delivery of equipment for a chipboard line. The plaintiff’s total claim amounts to approximately €54 million, of which about €43 million concern consequential damages. The delivery agreement also contains a clause excluding liability for consequential damages. Metso Panelboard has presented a counterclaim amounting to about €2.8 million in order to collect the last installment according to the agreement and to pay for additional works related to the delivery. A provision of €1.5 million has been established in consequence of the claim.
Subpoena from U.S. Department of Justice requiring Metso to produce documents
     In November, Metso Minerals Industries, Inc., which is Metso Minerals’ U.S. subsidiary, received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso is co-operating fully with the Department of Justice. Metso has not made any provision related to this investigation in the year ended December 31, 2006.
Note 37. New accounting standards
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
IFRS 8
     In November 2006, IASB issued IFRS 8 ‘Operating Segments’, which requires the company to adopt the ‘management approach’ to reporting on the financial performance of its operating segments. Thus, the information to be reported would be what management uses internally for evaluating segment performance. Metso is currently evaluating the effects to its financial statements.
     IFRS 8 is effective for annual financial statements for periods beginning on or after January 1, 2009. Earlier adoption is permitted.
Note 38. Events after balance sheet date
Metso’s business areas
     Metso Ventures business area was dismantled as of January 1, 2007. Metso Panelboard as well as Jyväskylä and Karlstad foundries were transferred to Metso Paper. The Tampere foundry and Metso Powdermet Oy were transferred to Metso Minerals business area. Metso Powdermet AB was sold as of December 29, 2006. Valmet Automotive is reported as a separate financial holding under Corporate Office and other.
     Metso Paper is organized to seven business lines from the beginning of 2007: Fiber, Paper and Board, Finishing, Tissue, Service, Power and Panelboard.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Metso Minerals’ operations are from January 1, 2007 managed through three business lines: Construction, Mining and Recycling.
Note 39. Differences between International Financial Reporting Standards and U.S. GAAP
     Metso’s consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between IFRS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income and total shareholders’ equity as of and for the periods indicated. As detailed further below, the significant business combination of Valmet and Rauma, which took place in 1999, is accounted for as the pooling of interests under IFRS, but is accounted for using the purchase method under U.S. GAAP. This difference impacts the valuation of a number of financial statement accounts at the date of the combination. For presentation purposes in the following reconciliation, the “Business combination, net” item solely includes the impact of differences that arose using the purchase method under U.S. GAAP, except for the employee benefit liability related to the transaction, which is presented under g) Employee benefit plans. The other items reflect the post-combination differences between IFRS and U.S. GAAP.

	Year ended December 31,
	2004	2005	2006
Reconciliation of net income
Profit attributable to equity shareholders in accordance with IFRS	143	236	409
U.S. GAAP adjustments:
a) Business combination, net	(21)	(18)	(18)
b) Svedala: purchase accounting, net	(7)	(7)	(6)
d) Reversal of liabilities recognized in connection with a business combination	(3)	—	—
e) Capitalized development costs	(1)	(1)	(3)
f) Fair value of financial derivatives	3	(1)	3
g) Employee benefit plans	(91)	(17)	(5)
h) Early retirement plans	—	—	1
i) Restructuring costs	(7)	1	—
j) Net investment hedge	1	—	—
k) Fees on bond exchange	(2)	0	0
l) Goodwill impairment	—	—	(1)
m) Amortization of goodwill	—	—	(1)
p) Discontinued operations	(41)	2	—
q) Miscellaneous items	1	0	—
r) Stock compensation	0	(1)	(0)
Deferred tax effect of U.S. GAAP adjustments	27	3	1

Net income in accordance with U.S. GAAP	2	197	380

Income from continuing operations	57	178	380

Discontinued operations:
Income from Discontinued operations, net of income tax expense tax expense of €5 million and tax expense of €0 million for the years ended December 31, 2004 and 2005, respectively	17	1	—
Income (Loss) on disposal of Discontinued operations, net of income tax expense of €9 million and tax benefit of €0 million for the years ended December 31, 2004 and 2005, respectively	(72)	18	—

Net income (loss) on Discontinued operations	(55)	19	—

Net income in accordance with U.S. GAAP	2	197	380

Basic and diluted earnings (loss) per share:
Continuing operations	0.42	1.27	2.68

METSO
Notes to Consolidated Financial Statements — (Continued)

	Year ended December 31,
	2004	2005	2006
Discontinued operations	(0.41)	0.14	—
Total basic and diluted earnings (loss) per share	0.01	1.41	2.68
Weighted average number of common shares outstanding under U.S. GAAP (in thousands):
Basic	136,190	139,639	141,581
Diluted	136,192	139,665	141,600

	As of December 31,
	2005	2006
	(€ in millions)
Reconciliation of shareholders’ equity
Equity attributable to shareholders in accordance with IFRS	1,285	1,468
U.S. GAAP adjustments:
a) Business combination, net	59	41
b) Purchase accounting, net	(30)	(36)
d) Reversal of liabilities recognized in connection with a business combination	(3)	(3)
e) Capitalized development costs	(2)	(5)
f) Fair value of financial derivatives	5	(7)
g) Employee benefit plans	(114)	(92)
h) Early retirement plans	—	1
k) Fees on bond exchange	(1)	(1)
l) Goodwill impairment	(44)	(45)
m) Amortization of goodwill	85	84
o) Translation difference	(32)	(44)
q) Miscellaneous items	0	0
r) Stock compensation	(0)	(1)

Deferred tax effect of U.S. GAAP adjustments	31	42

Shareholders’ equity in accordance with U.S. GAAP	1,239	1,402

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
     The impact of the adjustments on the reconciliation of net income and of the shareholders’ equity is as follows:

METSO
Notes to Consolidated Financial Statements — (Continued)

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Net income
Depreciation of buildings and structures	(5)	(5)	(6)
Depreciation of other tangible assets	(19)	(20)	(20)
Write down of fixed assets	(10)	—	—
Disposal of fixed assets	3	—	—
Deferred taxes	10	7	8

Total	(21)	(18)	(18)

	As of December 31,
	2005	2006
	(€ in millions)
Shareholders’ equity
Historical goodwill of Rauma	(15)	(15)
Land and water areas	1	1
Buildings and structures	62	56
Machinery and equipment	52	32
Current liabilities	(12)	(12)
Deferred taxes	(29)	(21)

Total	59	41

     An employee benefit liability of €24 million, net of taxes of €9 million was recorded upon acquisition. The amount has been included in section g) Employee benefit plans of this note.
     The following table presents the change in U.S. GAAP purchase accounting adjustments for the years ended December 31, 2005 and December 31, 2006, respectively:

	Opening		Accumulated	Closing
	balance	Decreases	depreciation	balance
		(€ in millions)
Year 2005:
Land and water areas	1	—	—	1
Buildings	82	—	(20)	62
Machinery and equipment	126	—	(74)	52

Total	209	—	(94)	115

Year 2006:
Land and water areas	1	—	—	1
Buildings	82	—	(26)	56
Machinery and equipment	126	—	(94)	32

Total	209	—	(120)	89

     In the year ended December 31, 2006, the remaining economic life of buildings was a maximum of 12 years and that of other tangible assets a maximum of 2 years.

METSO
Notes to Consolidated Financial Statements — (Continued)
b) Svedala: purchase accounting, net
     In September 2001, Metso acquired Svedala Industri AB, a Swedish industrial group. The following table reflects the U.S. GAAP purchase accounting adjustments:

€ in millions
Goodwill	711
Land and buildings	34
Other tangible assets	15
Patents	7
Brand names	58
Customer value	67
Order backlog	30
Inventories	10
Liability for pensions under SFAS87 and SFAS106	(28)
Deferred taxation on the above adjustments	(56)

Total purchase consideration	848

     The following table presents the change in U.S. GAAP purchase accounting adjustments, excluding goodwill and pensions (see notes g, l and m), during the financial year 2006:

	Purchase				Purchase
	accounting				accounting
	adjustments at	Decreases/	Accumulated	Translation	adjustments at
	beginning of year	Increases	amortization	differences	end of year
		(€ in millions)
Brand names(1)	15	—	—	(1)	14
Customer value	60	—	(48)	(0)	12
Patents(1)	6	—	(4)	(0)	2
Land and water areas(1)	10	(0)	—	(0)	10
Buildings(1)	9	(2)	(2)	(0)	5
Other tangible assets(1)	14	(1)	(9)	(0)	4
Deferred taxes	(33)	1	18	1	(13)

Total	81	(2)	(45)	(0)	34

(1)	In the year of acquisition, Metso recorded the following purchase accounting adjustments under IFRS (as gross values): €58 million for brands, €7 million for patents, €13 million for land and water areas, €21 million for buildings and €15 million for other tangible assets.

The amortization periods for the assets recognized in the purchase price allocation are:

Buildings	20 years
Other tangible assets	8 years
Patents	Average of 9 years and 5 months
Customer value	From 40 months to 80 months depending on the type of customer group

METSO
Notes to Consolidated Financial Statements — (Continued)
     The impact of these adjustments on the reconciliation of net income and shareholders’ equity, excluding the impact of result on Discontinued Operations and translation difference, between IFRS and U.S. GAAP for the Svedala acquisition are as follows:

	Year ended December 31,
	2004	2005	2006
	(€ in millions)
Difference between net income under IFRS and U.S. GAAP

Amortization of customer value under U.S. GAAP	(10)	(10)	(9)
Difference between amortization of other intangible assets	0	0	0
Deferred taxes	3	3	3

Total difference between net income for continuing operations under IFRS and U.S. GAAP	(7)	(7)	(6)

Difference of cumulative effect on shareholders’ equity between IFRS and U.S. GAAP after disposals	(23)	(30)	(36)

c) Aker Kvaerner Pulping and Power: purchase price, net
     On December 29, 2006 Metso acquired from Aker Kvaerner, a Norwegian group, their pulping and power businesses. The estimated purchase price was €341 million, including €6 million of direct acquisition costs. The purchase price is calculated based on net asset values and the final purchase price will be agreed upon finalization of the balance sheet in the first quarter of 2007. Actual cash paid was €307 million as of December 31, 2006.
     Both under IFRS and U.S. GAAP Metso recognized €160 million of intangible assets related to Pulping and Power business composed of the following:

€ in millions
Technology	55
Customer value	69
Order backlog	30
Other intangible assets	6
     The amortization periods of these assets are as follows:

Technology, Power	From 5 to 7 years
Technology, Pulping	15 years
Customer value	From 11 to 12 years
Order backlog	Average between 6 to 24 months
Other intangible assets	From 5 to 10 years
     Included in the purchase price allocation were capitalized development costs of €2 million related to the recovery and power boiler technology with no alternative future use, which were subsequently charged to income under U.S GAAP. See note e) on capitalized development costs. The capitalized development costs, which were fair valued using the cost approach, are immaterial in relation to the total purchase consideration.
     Under U.S GAAP, the goodwill recognized by Metso, based on the estimated purchase price, amounted to €279 million whereas, under IFRS the goodwill was €271 million. The difference of €8 million arose from the recognition of defined benefit liabilities related to the Finnish operations of Power business under U.S. GAAP. Under IFRS, the pension plan qualifies as a defined contribution plan (see note g) for Employee benefit plans).

METSO
Notes to Consolidated Financial Statements — (Continued)
d) Reversal of liabilities recognized in connection with a business combination
     Under IFRS, a reversal of a liability for an exit plan, which has been recognized in the balance sheet of an acquired business, is recognized through the income statement of the acquirer.
     Under U.S. GAAP, in accordance with EITF 95-3 “Recognition of liabilities in connection with a purchase business combination” the reversal of a liability related to costs to exit an activity of the acquired company is recognized as a reduction of the acquisition cost. The goodwill arising from the acquisition is adjusted once the ultimate costs of the exit measures are realized.
     In 2004, Metso reversed a restructuring provision of €3 million, which was recognized as part of the Svedala acquisition.
e) Capitalized development costs
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
     Under U.S. GAAP, research and development costs are expensed except when it can be demonstrated that they have an alternative use. Metso reversed net capitalized research and development costs, inclusive of current period amortization, of €1 million in 2006 for U.S. GAAP.
     Under IFRS, in connection with the Aker Kvaerner Pulping and Power acquisition consummated on December 29, 2006 Metso recognized capitalized development costs of €2 million, which will be amortized based on its economic life. Under U.S. GAAP, in-process-research-and-development acquired in a business combination, which has no future alternative use, qualifies as an intangible asset as of consummation date but is charged to income immediately afterwards. The €2 million of acquired development cost has been subsequently expensed for U.S. GAAP.
f) Fair value of financial derivatives
     As permitted by IFRS 1 “First-time adoption of International Financial Reporting Standards”, Metso applied the transitional rules, which allowed prospective application of IAS 39 “Financial instruments: recognition and measurement” to financial statements beginning January 1, 2005.
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
2004
     Prior to the application of IAS 39, Metso entered into forward exchange contracts to manage its foreign exchange exposure related to firm commitments and anticipated revenues denominated in foreign currencies other than the functional currencies. As permitted, Metso deferred the unrealized gains and losses (balance sheet date fair values) on such hedges until the underlying transaction had been recorded in the financial statements. Under U.S. GAAP, as Metso had not elected to apply hedge accounting, such unrealized gains and losses were included in the determination of net income, resulting in an income adjustment of €10 million, net of taxes for the year ended December 31, 2004. In 2005, under IFRS, Metso recognized the deferred gains in earnings, which had been previously recognized under U.S. GAAP, resulting in an adjustment, net of tax, to net income of €(8) million.
     Prior to the application of IAS 39, the Company was not required to bifurcate and fair value foreign currency embedded derivatives included in firm commitments. Under U.S. GAAP, firm commitments, in which

METSO
Notes to Consolidated Financial Statements — (Continued)
the currency is not the functional currency of either counter-party, must be fair valued on the balance sheet with changes in fair values recorded through earnings. The recording of embedded derivatives, which arose from firm commitments as of December 31, 2004, at fair values, in Metso’s U.S. GAAP net income amounted to €(6) million, net of taxes for the year ended December 31, 2004.
     Metso has entered into long-term swap contracts to hedge its interest rate exposure. The Company accounted for the swap contracts using the accrual method. Under U.S. GAAP, swap contracts were fair valued and changes in fair values were included in the determination of net income resulting in a U.S. GAAP income adjustment of €(2) million, net of taxes for the year ended December 31, 2004. In 2005, deferred fair value changes, which were previously recognized in U.S. GAAP earnings, were classified either as fair value or cash flow hedges under IFRS.
     Metso’s risk management policy includes commodity forwards. In the year ended December 31, 2004 their designation and effectiveness testing did not meet hedge accounting criteria under U.S. GAAP and the changes in fair value are recognized through earnings. Their effect to Metso’s U.S. GAAP net income was €(0) million for the year ended December 31, 2004.
2005 — 2006
     Metso opted, in its transition to IFRS, to apply IAS 39 “Financial instruments: recognition and measurements” as of January 1, 2005. The hedge accounting criteria related to designation and documentation of derivatives as effective hedging instruments of underlying risk positions qualifying for hedge accounting under IFRS, qualified for hedge accounting also under U.S. GAAP. However, Metso has decided to not apply hedge accounting to the recognition of interest rate risk under U.S. GAAP.
     Under IAS 39, Metso is not required to bifurcate and fair value foreign currency embedded derivatives included in firm commitments if the contract currency is considered a commonly used currency in the economic environment in which the transaction takes place. The Company enters into forward exchange contracts to manage its foreign exchange exposure relating to the firm commitments (cash flow hedge accounting). Under U.S. GAAP, for firm commitments that are denominated in a currency which is not the functional currency of either counter-party, the foreign currency embedded derivative must be bifurcated and fair valued on the balance sheet with changes in fair values recorded through earnings. The Company does not apply hedge accounting for these firm commitments as the bifurcation results in a natural offsetting hedge through net income.
     The adjustment for the effects of the recognition of the embedded derivatives and the reversal of the hedge reserve from IFRS to the U.S. GAAP net income and balance sheet are as follows:

	2005	2006
	(€ in millions)
Adjustment to reconcile from IFRS to U.S GAAP net income and balance sheet:
Income, net of taxes of €3 million and €(0) million, respectively	8	(2)
Balance sheet:
Embedded derivatives asset(liability)	5	(7)
Shareholders’ equity:
Reversal of hedge reserve, net of taxes of €(1) million and €2 million, respectively	3	(4)
Adjustment to retained earnings, net of taxes of €3 million and €0 million, respectively	(7)	1
     Under the transitional rules of IFRS1 on first time adoption related to IAS39, Metso designated certain long -term swaps as cash flow and fair value hedges at January 1, 2005. Under U.S. GAAP, the swaps were previously fair valued and recognized in earnings, and therefore no hedge accounting was applied. In the year ended December 31, 2005, the net adjustments to reconcile from IFRS to US GAAP for these differences were following:

METSO
Notes to Consolidated Financial Statements — (Continued)

2005
(€ in millions)
Adjustment to reconcile from IFRS to U.S GAAP net income and balance sheet:
Income, net of taxes of €0 million	0
Balance sheet:
Fair value of current portion of long-term bond (liability) reversed	1
Shareholders’ equity:
Reversal of hedge reserve, net of taxes €(1) million	2
Adjustment to retained earnings, net of taxes €1 million	(2)
     During 2006, under IFRS Metso ceased to apply fair value hedge accounting as the long-term bond, hedged by a long-term swap, matured. In the year ended December 31, 2006, Metso eliminated the previous year difference between IFRS and U.S.GAAP resulting from the fair value hedge, the effect to the U.S. net income was €0 million, net of taxes of €0 million with a corresponding entry in retained earnings.
     During 2006 for IFRS purposes, Metso continued to apply cash flow hedge accounting to the interest rate swaps. The effect of the reversal of the cash flow hedge under U.S. GAAP was a net adjustment to the net income of €4 million, net of taxes of €(1) million, to the retained earnings €(3) million, net of taxes of €1 million and a reversal of the hedge reserve of €(1) million, net of taxes of €1million.
Cumulative differences
     The cumulative effect of these adjustments in Metso’s U.S. GAAP net income and shareholders’ equity for the years ended December 31, 2004, 2005 and 2006, respectively, is as follows:

	Gross	Tax	Net
	(€ in millions)
Changes in fair values recognized through 2004 U.S. GAAP earnings:
Continuing Operations	3	(1)	2
Discontinued Operations	(4)	1	(3)
Shareholders’ equity difference as at December 31, 2004	2	(1)	1

Recognition of forwards at fair value in retained earnings under IFRS:	(3)	1	(2)
Changes in fair values recognized through 2005 U.S. GAAP earnings:
Continuing Operations	(1)	(0)	(1)
Reversal of hedge reserves	7	(2)	5
Shareholders’ equity difference as at December 31, 2005	5	(2)	3

Changes in fair values recognized through 2006 U.S. GAAP earnings:
Continuing Operations	3	(1)	2
Cumulative reversal of hedge reserves	(15)	5	(10)
Shareholders’ equity difference as at December 31, 2006	(7)	2	(5)

METSO
Notes to Consolidated Financial Statements — (Continued)
g) Employee benefit plans
Pensions and other postretirement benefits
     The companies within Metso have various pension schemes pursuant to local conditions and practices of the countries in which they operate. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and of salary with Metso, and are usually coordinated with local national pensions. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso also maintains some multi employer pension arrangements, insured plans and defined contribution pension arrangements. Contributions to these plans amounted to approximately €84 million, €77 million and €79 million for the years ended December 31, 2004, 2005 and 2006, respectively.
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
     Metso uses December 31 as the measurement date for its pension plans.
     At the transition to IFRS, the disability portion of the Finnish TEL (Employees’ pension plan) was considered as a defined benefit plan requiring an actuarial valuation of the liability. Under U.S. GAAP, the disability portion qualified equally as a defined benefit plan.
     Due to certain changes introduced in 2004, the disability portion of Finnish TEL was no longer regarded as a defined benefit plan under IFRS. This change in classification resulted in a reversal of €57 million, net of tax of €23 million, of TEL disability liability being recorded as non-recurring income in the last quarter of 2004. The remaining liability of €4 million, net of tax of €1 million, was reversed in the year ended December 31, 2005.
     Under U.S. GAAP, the changes to Finnish TEL did not impact the classification. Metso has recognized a long-term benefit obligation of €53 million, net of tax of €19 million, including unrecognized gains and prior service costs of €32 million, net of taxes recorded in other comprehensive income, covering the defined benefits under Finnish TEL in the year ended December 31, 2006. In connection with the Aker Kvaerner Pulping and Power business acquisition, Metso recognized a Finnish TEL defined benefit liability of €8 million, net of tax of €3 million on December 29, 2006.
     Other differences in the accounting for pensions between U.S. GAAP and IFRS result from the asset ceiling recognized under IFRS, recognition of the additional minimum liability under U.S. GAAP prior to adoption of SFAS No.158 and timing of recognition of prior service cost. After the adoption of SFAS No.158, the inclusion of unrecognized amounts of net periodic benefit costs in other comprehensive income generates a new difference between the two sets of standards.
     Metso adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88 106 and 132(R)” for the year ended December 31, 2006. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension plan and other postretirement plans as an asset or liability on its balance sheet. In addition, the employer is required to recognize changes in its funded status in the year in which the change occurs through accumulated other comprehensive income. In accordance with the standard, prior year presentation has not been changed to reflect the new disclosure requirements.
     For its noninsured, employer-sponsored defined benefit pension schemes, net periodic benefit cost included in Metso’s net profit (loss) for the years ended December 31, 2004, 2005 and 2006, calculated in accordance with U.S. GAAP, includes the following components:

METSO
Notes to Consolidated Financial Statements — (Continued)

				Pension and post-
				retirement benefits,
	Pension benefits, domestic			foreign
	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)
Service cost	9	10	6	6	6	6
Interest cost	6	5	3	19	20	20
Expected return on plan assets	(0)	(1)	(0)	(13)	(15)	(15)
Net amortization	(1)	(1)	(3)	2	3	4
Employee contributions	—	—	—	—	—	—

Net periodic benefit cost	14	13	6	14	14	15

Special adjustments:
SFAS No. 88 events	—	(6)	0	(11)	(2)	0
Other adjustment	4	—	—	7	—	—

Grand total net periodic benefit cost	18	7	6	10	12	15

     The following tables set forth the change in benefit obligation and the amounts, which would be recognized in Metso’s consolidated balance sheet in accordance with U.S. GAAP for the years ended December 31, 2005 and 2006:

			Pension and post-
	Pension benefits, domestic		retirement benefits, foreign
	2005	2006	2005	2006
	(€ in millions)		(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	104	69	335	416
Service cost	10	6	6	6
Interest cost	5	3	20	20
SFAS No. 88 events	(5)	(2)	(2)	0
Participant contributions	—	—	1	1
Amendments	(3)	0	0	0
Increase in coverage	—	—	6	3
Acquisitions	—	11	—	15
Actuarial loss (gain)	(38)	(1)	35	5
Benefits paid	(4)	(5)	(20)	(20)
Currency effect	—	—	35	(24)

Benefit obligation at end of year	69	81	416	422

METSO
Notes to Consolidated Financial Statements — (Continued)

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2005	2006	2005	2006
	(€ in millions)		(€ in millions)
Change in plan assets
Fair value of plan assets at beginning of year	10	8	169	224
Actuarial return on plan assets	(2)	0	20	23
Company contribution	4	6	22	23
Participant contribution	—	—	1	1
Settlements	—	(2)	—	—
Acquisitions	—	—	—	1
Benefits paid	(4)	(5)	(20)	(21)
Increase in coverage	—	—	7	2
Currency effect	—	—	25	(17)

Fair value of plan assets at end of year	8	7	224	236

Funded status reconciliation
Funded status	(61)	(74)	(192)	(186)
Unrecognized transitional obligations (asset)	—	—	0	—
Unrecognized prior service cost	(13)	—	3	—
Unrecognized actuarial (gain) loss	(34)	—	79	—

Prepaid (accrued) benefit cost	(108)	(74)	(110)	(186)

     Amounts recognized in the statement of financial position consist of:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2005	2006	2005	2006
	(€ in millions)		(€ in millions)
Current liability	(8)	(5)	(13)	(8)
Non current liability	(100)	(69)	(162)	(178)
Other assets	—	—	12	—
Minimum Pension Liability	—	—	53	—

Funded status	(108)	(74)	(110)	(186)

     Other events, which affected the balance sheet in the year ended December 2006, were the acquisitions accounting for an increase of €25 million and the increase in coverage for €1 million.
The incremental effect of adopting SFAS No. 158 on individual balance sheet line items as of December 31, 2006 was as follows:

	Before		After
	application of	Effect of	application of
	SFAS158	application	SFAS158
Liability in the balance sheet for pension benefits	298	(22)	276
Prepaid	(16)	—	(16)

Deferred taxes, net	(86)	15	(71)

Net liability	196	(7)	189

Impact to Accumulated Other Comprehensive income	(46)	22	(24)
Deferred taxes	15	(3)	12

Net amount included in Other Comprehensive income	(31)	19	(12)

METSO
Notes to Consolidated Financial Statements — (Continued)
     Under U.S. GAAP, prior to the application of SFAS No.158, an additional minimum liability was recognized with an offsetting charge in other comprehensive income when the accumulated benefit obligation exceeded the fair value of plan assets to the extent this amount was not covered by the net liability recognized in the balance sheet. For the year ended December 31, 2005, an additional minimum liability of €58 million was recognized. SFAS No.158 requires the employer to recognize as a component of other comprehensive income, net of taxes, the gains and losses and prior service costs and credits that arise during the accounting period, which are not yet recognized as components of the net periodic benefit cost.
     In the year ended December 31, 2006, the amounts included in other comprehensive income were the following:

	Domestic	Foreign
	(€ in millions)
Actuarial loss (gain)	(1)	(4)
Prior service cost (credit)	0	0
Less actuarial gain (loss) recognized in income	1	(4)
Less prior service cost (credit) recognized in income	2	(0)
Less transitional obligation (asset) recognized in income	—	—
Currency loss (gain)	—	(5)
First year adjustment to accumulated other comprehensive income	(47)	29

Amounts included in other comprehensive income	(45)	16

     The following amounts, recognized in other comprehensive income, have not yet been recognized in the net periodic benefit cost:

	Domestic	Foreign
	(€ in millions)
Net actuarial loss (gain)	(33)	67
Prior service cost (credit)	(12)	2
Net transition obligation (asset)	—	—
Total accumulated other comprehensive income	(45)	69

Deferred taxes	12	(24)

Total accumulated other comprehensive income, net of taxes	(33)	45

     In 2007, the expected amortization of amounts included in the total accumulated other comprehensive income is as follows:

	Domestic	Foreign
	(€ in millions)
Net actuarial loss (gain)	(1)	2
Prior service cost (credit)	(2)	1
Net transition obligation (asset)	—	—

Total expected amortization	(3)	3

     Complementary information on plans where the accumulated benefit obligation exceeds the fair value of plan assets and where the projected benefit obligation exceeds the fair value of plan assets at December 31, is following:

METSO
Notes to Consolidated Financial Statements — (Continued)

			Pension and post-
	Pension benefits,		retirement benefits,
	domestic		foreign
	2005	2006	2005	2006
		(€ in millions)
Accumulated benefit obligation	56	59	324	335
Fair value of plan assets	8	7	193	202

Projected benefit obligation	68	71	342	350
Fair value of plan assets	8	7	193	202
     Weighted average assumptions used to determine the net periodic benefit cost for the years ended December 31, 2004, 2005 and 2006 are as follows:

				Pension and post-retirement
	Pension benefits, domestic			benefits, foreign
	2004	2005	2006	2004	2005	2006
	(%)
Discount rate	5.25	5.00	4.50	6.02	5.71	5.05
Rate of compensation increase	3.00	3.22	3.77	3.55	3.68	3.39
Rate of pension increase	—	2.30	2.10	—	0.91	0.89
Expected return on plan assets	—	5.40	5.40	8.04	7.64	7.81
     The expected return on plan assets is set by reference to historical returns on the main asset classes, current market indicators such as long-term bond yields and the expected long-term strategic asset allocation of each plan.
     Weighted average assumptions used to determine the benefit obligations as of December 31 are as follows:

			Pension and post-retirement
	Pension benefits, domestic		benefits, foreign
	2005	2006	2005	2006
	(%)
Discount rate	4.50	4.50	5.05	5.32
Rate of compensation increase	3.77	3.70	3.39	3.68
Rate of pension increase	2.10	2.10	0.89	1.30
     An increase of one percentage point in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by €3 million at December 31, 2006. It would increase the sum of the service and interest cost by €0.1 million for 2006. A decrease of one percentage point in the assumed health care cost trend would decrease the accumulated postretirement benefit obligation by €2 million at December 31, 2006. It would decrease the sum of the service and interest cost by €0.1 million for 2006. The health care cost trend during the next four years is expected to fall from ten percent to five percent by one percentage per annum.
     In 2007, Metso expects to contribute €6 million to the Finnish TEL system for the disability and old age pension coverage and to the insured pension plans. At December 31, 2005 and 2006, the accumulated benefit obligation for domestic plans amounted to €56 million and €59 million, respectively.
     In 2007, Metso expects to contribute €25 million to the foreign pension plans. At December 31, 2005 and 2006 the accumulated benefit obligation for foreign plans amounted to €353 million and €365 million, respectively.
     The weighted-average plan asset allocations as of the balance sheet date were:

METSO
Notes to Consolidated Financial Statements — (Continued)

Asset category	2005	2006
	(%)
Equity securities	50	50
Bonds	45	43
Other	5	7
     The asset allocation for each plan is determined locally in conjunction with investment and actuarial advice, with reference to the plan’s liability profile and any local statutory requirements. The current allocation of assets is in line with the target allocation of assets.
     The estimated future benefit payments, which reflect expected future service, as appropriate, are following:

	Pension
	plans	Other plans
Year	(€ in millions)
2007	18	8
2008	18	8
2009	19	8
2010	19	8
2011	20	9
2012—2016	109	45
h) Early retirement cost
     The German government has implemented an early retirement program, called Altersteilzeit (“ATZ”) designed to create an incentive for employees within a certain age group, to transition from employment into retirement before their legal retirement age. Under the ATZ program, the employee either works full time for half of the ATZ period (usually a period of 4-6 years) or half time for the full ATZ period and receives fifty percent of his or her salary each year during the entire ATZ period. In addition to salary, the employee is entitled to an additional ATZ bonus for the service rendered during the ATZ period. During the idle portion of the ATZ period, the employer is required to make additional contributions on behalf of the employee to the German pension scheme to compensate for the reduced salary received during the ATZ period. In addition, the employer can claim a subsidy from the German government for these costs if certain conditions are met.
     Under IFRS, Metso recognizes the additional pension contributions and bonus payments discounted to their present value when the employee agrees to enter the ATZ program as evidenced by the signing of the ATZ contract. In addition, a provision is established for those employees who are considered probable to enter the ATZ program as they are eligible but have not yet agreed to enter the ATZ program.
     Under U.S GAAP, as of January 1, 2006, the Company adopted EITF 05-5 “Accounting for Early Retirement or Post-employment Programs with Specific Features (“EITF 05-05”), for its accounting for the ATZ program. In accordance with EITF 05-5, the employer recognizes the additional pension contributions and bonus payments as post employment benefits in accordance with SFAS No. 112, ratably from the signing of the ATZ contact to the end of the active working period. No provision for employees who have not yet entered the ATZ program is permitted.
     The adoption of EITF 05-05 is reported as a change in accounting estimate effected by a change in accounting principle and as such, the impact of the adoption is reported in current year income with no retrospective adjustments made to the financial statements presented for prior periods. The impact of the adoption of EITF 05-05 was an increase of €1 million of net income and an increase of €0.01 on both basic and diluted earnings per share.
i) Restructuring costs
     2003 Restructuring program

METSO
Notes to Consolidated Financial Statements — (Continued)
     In June 2003, Metso announced an efficiency improvement program affecting all business areas. The program was designed to cut overhead costs aiming to achieve substantial cost savings. The plan included streamlining of sales and administrative organizations and closing down plants to reduce excess production capacity. The personnel cuts resulted in a reduction of some 2,000 persons both through involuntary terminations and through disposals and outsourcing solutions. The program, which amounted to €93 million, was finalized in 2004. The realized and accrued costs have been presented in detail in Note 6.
     Under U.S. GAAP, a liability for a cost associated with an exit or disposal activity is measured at fair value and recognized when the liability is incurred. These costs include, but are not limited to, one-time benefits provided to current employees, who are involuntarily terminated, and costs to terminate contracts, other than capital leases. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period. Under IFRS, a provision for the full termination benefit cost is recognized in the period in which the Company becomes legally or constructively committed to a plan.
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
     Cost accruals under U.S. GAAP for restructuring plans
     The table below illustrates the movements in the restructuring reserves for the two programs:

	As of December 31,
	2005	2006
	(€ in millions)
Balance as at January 1	27	15
Translation difference	1	0
Additions to current year reserves	4	—
Adjustments to prior year reserves	(1)	(1)
Amounts paid / charged to the reserve	(16)	(6)

Balance as at December 31	15	8

     Included in the balances above are amounts related to post-employment pension amounting to €9million and €5 million at December 31, 2005 and 2006 respectively, which have been included in long-term liabilities as the payout of these obligations will not be completed within one year.
  2006 Aker Kvaerner Remedy related restructuring
     Metso recognized costs for involuntary termination of personnel and for onerous lease accruals in relation to the divestment of certain overlapping activities in the Pulping business acquired in the Aker Kvaerner Power and Pulping acquisition. As of December 31, 2006, the restructuring accruals were as follows:

(€ in millions)
Early retirement costs	7
Termination and exit costs	5
Lease	1

Accrued restructuring costs	13

     The majority of early retirement payments will incur in 2007. The termination and exit costs will be paid in 2007. The onerous lease cost relates to a 12-year contract and will be paid over several years.

METSO
Notes to Consolidated Financial Statements — (Continued)
     There are no differences in the restructuring accruals between IFRS and US GAAP in 2006.
j) Net investment hedge
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
k) Fees on bond exchange
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
     After January 1, 2005, the difference remaining between IFRS and U.S. GAAP concern the accounting of fees paid to third parties, which under IFRS are capitalized and amortized concurrently with the underlying debt arrangement whereas under U.S. GAAP, the fees have been expensed in 2004.
l) Goodwill impairment
     Under IFRS, the carrying value of goodwill for each business area is tested annually or, more frequently for impairment, if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value of the goodwill may not be recoverable. The testing of goodwill is performed at the cash generating unit level as a single step test. An impairment loss is recognized directly if the carrying value exceeds the higher of the net selling price derived from market’s assessment of fair value or value in use based on a discounted cash-flow approach.
     Under U.S. GAAP, as a result of the adoption of SFAS 141 and SFAS 142, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization. Their book values are tested

METSO
Notes to Consolidated Financial Statements — (Continued)
annually for impairment, or more frequently, if facts and circumstances indicate the need. Fair value measurement techniques, such as the discounted cash flow methodology, are utilized to assess potential impairments. The testing is performed at the reporting unit level, which can be either an operating segment or one level below operating segment. In the discounted cash flow method, Metso discounts forecasted performance plans to their present value. The discount rate utilized is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit’s total capital and the risk associated with the cash flows and the timing of the cash flows. Comparison methods (e.g., peer comparables) and other estimation techniques are used to verify the reasonableness of the fair values derived from the discounted cash flow assessments.
     U.S. GAAP requires the impairment test to be performed in two stages. If the first stage does not indicate that the carrying values of the reporting units exceed the fair values, the second stage is not required. When the first stage indicates potential impairment, the company has to complete the second stage of the impairment test and compare the implied fair value of the reporting units’ goodwill to the corresponding carrying value of goodwill.
     In the years ended December 31, 2004, 2005 and 2006, respectively, Metso performed its annual impairment test and concluded that there were no indications of impairment.
     Subsequent to the annual impairment test, Metso Panelboard undertook a review of its current strategy and determined that there was both a decrease in its future projected income based on the current environment and a need for a new management strategy. As such, Panelboard concluded there was a risk of impairment. Upon conducting the impairment test under IFRS, Metso recognized an impairment charge of €7 million.
     Under U.S. GAAP, the impairment test resulted in recognition of an impairment charge of €8 million. The difference in impairment charge under the two standards was caused by the non amortization of goodwill under U.S. GAAP in the years ended December 31, 2002 and 2003, respectively, see note m) on amortization of goodwill.
     As a result of the impairment loss recognized in the year ended December 31, 2003, there was a difference of €44 million between the impairment loss recognized under IFRS and U.S. GAAP, in the years ended December 31, 2004 and 2005. As of December 31, 2006, the difference in the impairment loss between IFRS and US GAAP is €45 million due to the impairment of Metso Panelboard’s goodwill.
m) Amortization of goodwill
     Under IFRS, goodwill was previously amortized over its estimated useful life. The amended IAS 38 “Intangible assets”, which became effective for Metso as of January 1, 2004, reclassified goodwill and certain other intangible assets, such as brand names, as intangible assets having indefinite economic lives.
     Under U.S. GAAP, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization after January 1, 2002, with the exception of goodwill related to acquisitions between June 30, and December 31, 2001, which was never amortized.
     In the year ended December 31, 2006 Metso Paper wound up a business, which was unrelated to its other ongoing businesses. The related goodwill was written off. Under U.S. GAAP the charge from the liquidation was €1 million more than under IFRS due the non amortization of goodwill in 2002 and 2003.

METSO
Notes to Consolidated Financial Statements — (Continued)
     An analysis of goodwill by reporting segment under U.S. GAAP, is given below:

	Paper	Automation	Minerals	Ventures	Discontinued	Total
			(€ in millions)
2005:
Translation difference	8	1	19	0	—	28
Increases	1	1	2	—	—	4
Decreases	—	—	—	—	(8)	(8)

As of December 31, 2005	80	25	330	9	—	444

2006:
Translation difference	(6)	(2)	(9)	—	—	(17)
Increases	289	—	4	—	—	293
Decreases	(1)	—	—	(8)	—	(9)

As of December 31, 2006	362	23	325	1	—	711

n) Investments
     Available-for-sale investments in accordance with U.S. GAAP are summarized as follows:

		Gross	Gross
	U.S. GAAP	unrealized	unrealized	Market
	cost	holding gains	holding losses	value
	(€ in millions)
December 31, 2005	179	2	(0)	181
December 31, 2006	28	2	(0)	30
     The gain realized on disposal of available-for-sale securities was €2 million and €1 million for the years ended December 31, 2005 and 2006, respectively.
     Subsequent to the adoption of IAS 39 “Financial instruments: recognition and measurement”, there were no differences in the accounting for available-for-sale investments under U.S. GAAP and IFRS as of December 31, 2005.
o) Translation difference
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
     Under U.S. GAAP, purchase accounting adjustments are recorded in the functional currency of the subsidiary to which they relate. As a result, currency translation differences have been recognized with respect to such purchase accounting adjustments. The translation difference is following:

	As of December 31,
	2005	2006
	(€ in millions)
Goodwill	(30)	(41)
Brand names	(1)	(2)
Customer value	(1)	(1)
Patents	(0)	(0)
Land and water areas	(1)	(1)
Buildings	(0)	(0)
Other tangible assets	(0)	(0)
Deferred taxes	1	1

Total	(32)	(44)

METSO
Notes to Consolidated Financial Statements — (Continued)
p) Discontinued operations
     In November 2002, Metso announced having signed a memorandum of understanding with a Swiss buyer Bobst Group SA to dispose of the Converting Equipment group, which manufactures equipment for the packaging industry. The transaction was closed on January 30, 2004. On June 30, 2004 Metso completed the disposal of its Compaction and Paving business line within Metso Minerals. Metso announced in November 2004 the sale of Reedrill, specialized in sale and manufacturing of drilling equipment, to Terex Corporation, U.S. based group. The transaction was closed in December 2004.
     In April 2005, Metso completed the disposal of its industrial gears unit, Metso Drives, to a Finnish private equity investor, CapMan. Metso Drives was previously reported under Metso Ventures.
     Under U.S. GAAP, the Converting Equipment group, Compaction and Paving business line, Reedrill and Drives businesses meet the criteria of a component entity classified as held for sale under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, and accordingly, income from continuing and Discontinued Operations has been presented separately and all prior period information have been restated to reflect such presentation.
     Certain income statement line items for the Discontinued operations are presented in the following table:

	Year ended December 31,
	2004	2005
	(€ in millions)
Net sales	394	26
Operating profit	24	1
Net income	17	1
q) Miscellaneous items
     Miscellaneous items include items, which are individually and in the aggregate immaterial.
r) Stock compensation
2003A options program
     As permitted by the transitional rules of IFRS 1 “First time adoption of IFRS”, Metso applied IFRS 2 ‘Share based payment” to the financial statements as of January 1, 2004 to account for its stock option plans prospectively. The Company measured the compensation expense for the outstanding stock options at fair value by applying a Black-Scholes valuation model.
     Prior to the January 1, 2006 adoption of Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share-Based Payment” (“SFAS 123R”), Metso elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123 “Accounting for Stock Based compensation,” and adopted only the disclosure provisions of SFAS No. 123.
     In 2004, Metso granted 100,000 2003A stock options to the President and chief executive officer of the Company which were variable options as the exercise price is not known until the exercise date. Under APB 25, the compensation expense for variable options had to be remeasured at each balance sheet date. As of December 31, 2004, the compensation expense related to these options was not considered to be material under APB 25. Due to an increase in the stock price and dividends paid in 2005, additional compensation expense relating to the options of €1 million was recognized under U.S. GAAP for the year ended December 31, 2005. The Company is not subject to taxes in Finland for its share compensation and therefore no deferred taxes have been recognized for the awards.

METSO
Notes to Consolidated Financial Statements — (Continued)
     Under SFAS No. 123, stock options are valued at grant date using the Black-Scholes valuation model and compensation costs are recognized ratably over the shorter of the vesting period or the period to retirement eligibility. Had compensation costs been determined as prescribed by SFAS No. 123, the Company’s pro forma net income and earnings per share would have been as follows:

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
     Effective on January 1, 2006, Metso adopted SFAS 123R using the modified prospective transition method, which does not require any retroactive adjustment of prior periods. The stock-based compensation of the 2003A options was based on the grant date fair value estimated in accordance with the original SFAS No. 123. As a result of the adoption of SFAS 123R, Metso recognized €0.1million less compensation expense (€0.1million increase in net income) for the year ended December 31, 2006, as compared to what it would have recognized under APB 25 for the 2003A options (increase of €0.00 on both basic and diluted earnings per share). The options became fully vested at April 1, 2006 and the related compensation cost for the three months up to the vesting date amounted to less than €0.1million both under IFRS and U.S.GAAP.
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
     No stock options under the 2003 Plan have been granted, apart from 100,000 2003A options granted on March 1, 2004 to the President and chief executive officer. During 2006 the President and chief executive officer sold 50,000 options and subscribed Metso shares with 15,000 options, the remaining 35,000 of 2003A options were unexercised at December 31, 2006. At December 31, 2006, after subscription of 65,000 new shares with the 2003A options, the 2003 options program covered 235,000 options with the right to subscribe for a maximum of 235,000 new shares.
     Through various decisions by the Board of Directors the remaining number of options related to the year 2003 option program amounts to 235,000 as follows:

METSO
Notes to Consolidated Financial Statements — (Continued)

	2003A	2003C
Number of stock options	135,000	100,000

Subscription period	April 1, 2006 — April 30, 2009	April 1, 2008 — April 30, 2011

Share subscription price per stock option	The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2004 adjusted by dividends payable after January 1, 2004 but before the date of the share subscription. The subscription price as of December 31, 2006 was €8.70. The exercise price cannot be below par value.	The trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between January 1 and March 31, 2006 adjusted by dividends payable after January 1, 2006 but before the date of the share subscription. The subscription price as of December 31, 2006 was €27.50. The exercise price cannot be below par value.

Subscription	One stock option gives the right to subscribe one share.
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
Share ownership plan for 2006-2008
     As part of the remuneration and commitment program of the management, the Board of Directors decided in December 2005 upon a share ownership plan covering a maximum of 360,000 treasury shares to be granted during the 2006—2008 strategy period. The shares granted during 2006 include a maximum of 94,985 Metso treasury shares subject to a cap price of €38. It limits the maximum number of shares, which can be awarded, to the number of shares granted multiplied by the cap price and divided by the prevailing share price should the latter exceed €38. If the share price exceeds €38, the number of shares awarded shall be reduced on a pro rata basis. The final number of shares distributed will be based on the average share price between March 5 and March 16, 2007. The earning criteria is set each year separately, for the plan in 2006, the main earnings factors are the operating profit targets and four years of service subsequent to grant date. The incentives consist of both shares and cash, the latter to cover income taxes and tax-related payments of the beneficiaries.
     After January 1, 2007, an additional six persons were granted 5,616 shares subject to the cap price of €38. Consequently, the total maximum number of shares granted amounted to 100,601.
Accounting for the compensation expense
     Under IFRS, the compensation expense for the shares, which is accounted for as equity-settled, is recognized as an employee benefit expense with corresponding entry in equity. The cost of the equity-settled portion, which will be evenly recognized during the required service period, is based on the market value of Metso treasury shares on the grant date in February 2006. The compensation expense for the cash is accounted as a cash-settled plan and is recognized as an employee benefit expense with a corresponding entry in short-term liabilities as the cash portion will be settled in the end of March 2007 once the shares have been awarded. The cash settled portion of the plan is fair valued at each balance sheet date based on the prevailing share price. The management makes an assessment at each balance sheet date of the probability for the conditions to vest.
Under U.S GAAP upon adoption of FAS 123R, the share awards are accounted for as liability awards as the cap price of €38 effectively results in a fixed monetary award that is settled in a variable number of shares. Under

METSO
Notes to Consolidated Financial Statements — (Continued)
FAS 123R, the compensation cost of the share award is fair valued at each balance sheet date and recognized ratably over the shorter of the service period or the period to retirement eligibility with a corresponding entry in long-term liabilities. Upon settlement of the award by issuance of shares, the award will be accounted for as an equity award and compensation cost will be fixed at that date and recognized ratably over the remaining service period. The difference between U.S. GAAP and IFRS was immaterial related to this portion of the award in 2006. Under US GAAP, there is no difference from IFRS in the accounting for the cash award.
          No other warrants or convertible bonds were outstanding as of December 31, 2006.
     Subsequent event
     On February 7, 2007, the Board of Directors announced changes in the terms of Metso’s share ownership plan for 2006-2008. In the earnings period of 2007, the share ownership plan will be expanded to cover 84 Metso managers instead of the originally planned 50 managers. The maximum of Metso shares to be allocated to the earnings period of 2007 shall be 125,500 instead of the 120,000 agreed in the original program, however without an increase to total number of shares covered by the incentive program. Furthermore, the Board of Directors decided that the initial cap price of €38 would be increased to €48 for shares granted in the earnings period of 2007. Should the average share price during the two first full weeks of March 2008 exceed the cap price the number shares awarded are reduced on a pro rata basis. The entire Metso Executive Team is included in the 2007 incentive plan with the number of shares granted limited to 26,500 shares.
s) Additional disclosures
Deferred taxes
          Under IFRS, the balance sheet presentation of deferred taxes differs from the presentation requirements set forth in U.S. GAAP, see Note 11 for IFRS disclosure.
          Under U.S. GAAP, the current and non-current deferred tax liabilities and assets are presented as a net current and as a net non-current amount, consistent with the classification of the related assets and liabilities having generated the deferred tax. The classification is made for each separate tax-paying component within each taxing jurisdiction. The following table presents the deferred tax assets and liabilities under U.S. GAAP according to the presentation prescribed by SFAS No. 109 “Accounting for Income Taxes”:

	As of December 31,
	2005	2006
	(€ in millions)
Non-current assets
Tax losses carried forward	172	121
Fixed assets	10	10
Pension and other-post retirement benefits	52	18
Other	17	64
Valuation allowance	(91)	(10)

	160	203

Current assets
Inventory	24	25
Provisions	30	21
Accruals	30	31
Medical benefits	7	9
Other	4	6
Valuation allowance	(46)	(5)

	49	87

Current liabilities
Inventory	(5)	(12)

	(5)	(12)

METSO
Notes to Consolidated Financial Statements — (Continued)

	As of December 31,
	2005	2006
	(€ in millions)
Non-current liabilities
Fixed assets	(5)	(5)
Purchase price adjustments	(57)	(80)
Other	(2)	(1)

	(64)	(86)

Deferred tax asset, net	140	192

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
     An analysis of identifiable intangible assets under U.S. GAAP is given below:

			Other
	Brand	Customer	intangible
	Names	Value	assets	Total
	(€ in millions)
2005:
As of January 1, 2005	14	57	165	236
Translation difference	0	3	1	4
Additions	2	—	20	22
Decreases	—	—	(17)	(17)
Accumulated amortization expense	—	(39)	(87)	(126)

As of December 31, 2005	16	21	82 (1)	119

2006:
As of January 1, 2006	16	60	169	245
Translation difference	(0)	0	(0)	(0)
Additions	—	70	130 (2)	200
Decreases	—	—	(22)	(22)
Accumulated amortization expense	—	(49)	(94)	(143)

As of December 31, 2006	16	81	183 (1)	280

(1)	Includes patents and licenses for a net book value of €40 million and €35 million for the years ended December 31, 2005 and December 31, 2006, respectively.

(2)	Includes €91 million of intangible assets related to Aker Kvaerner Pulping and Power business, see note c) on the acquisition
     Brand names have been designated as intangible assets with an indefinite life under U.S. GAAP and as such, have not been amortized.
     For the year ended December 31, 2006, the amortization expense of the other identifiable intangible assets subject to amortization was €28 million. The amortization expense is expected to amount to €63 million, €40 million, €30 million, €30 million and €30 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. The increase is due to the amortization of the intangible assets recognized in the purchase accounting of the Pulping and Power businesses.

METSO
Notes to Consolidated Financial Statements — (Continued)
Securitization
     Metso has entered into various agreements with third party financial institutions to sell certain receivables with recourse. These agreements require periodic installments of principal and interest over periods of up to five years from inception, with interest rates based on market conditions. Metso has retained the servicing of substantially all of these contracts.
     The Export Credits Guarantee Boards of various countries provide an export guarantee for the benefit of the Company covering usually 100 percent political risk and 80—85 percent of commercial risk on the receivables. Metso provides the buyer of the receivables with a guarantee to cover any non-payment by the customer not covered by the Export Credits Guarantee organizations.
     Net receivables outstanding at December 31, 2005 and 2006 relating to finance contracts sold were €4 million and €2 million, respectively.
Customer tooling
     The fixed asset balance as of December 31, 2005 and 2006 includes €35 million and €32 million, respectively, related to amounts received from customers to invest in specific equipment to fulfill the contractual obligations to them. The amounts received have been recorded as a liability under advances received and are being amortized. As a result of the offsetting impact of the depreciation of such assets and amortization of amounts received, the net impact to the earnings under U.S. GAAP is zero.
  Service revenues
     The service revenue, consisting solely of service such as repair and maintenance provided to customers and third parties, is less than 10 percent of Metso’s consolidated net sales in 2004, 2005 and 2006. The aftermarket activity as defined in Metso comprises, but is not limited to spare and wear part sales, certain modernizations of customer equipment, performance testing and evaluation.
  Adoption of accounting standards
     In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements and is effective for fiscal years ending after November 15, 2006. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying value of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The adoption of the provisions of SAB No. 108 on December 31, 2006 had no impact on Metso’s consolidated financial statements.
t) Classification differences
     Presentation of unamortized transaction costs for debt
     Under IFRS, long-term interest bearing liabilities are recognized at inception as proceeds received, net of transaction costs incurred.
     Under U.S. GAAP, transaction costs qualifying for capitalization are recognized as assets separate from the underlying liability.

METSO
Notes to Consolidated Financial Statements — (Continued)
u) Valuation and qualifying accounts
     Allowance for doubtful accounts for the two years ended December 31, 2004, 2005 and 2006 is set forth below:

	Balance at	Charged to			Balance at
	beginning	cost and			end
	of year	expenses	Deductions	Other(1)	of year
	(€ in millions)
2004	34	12	(4)	(5)	37
2005	37	1	(9)	6	35
2006	35	10	(6)	(4)	35

(1)	Includes foreign currency translation effects.
     Allowances for inventory accounts for the two years ended December 31, 2004, 2005 and 2006 are set forth below:

	Balance at				Balance at
	beginning				end
	of year	Additions	Deductions	Other(1)	of year
			(€ in millions)
2004	67	10	(18)	(2)	57
2005	57	6	(11)	1	53
2006	53	15	(9)	(5)	54

(1)	Includes foreign currency translation effects.
     Allowances for deferred tax assets for the two years ended December 31, 2004, 2005 and 2006 are set forth below:

	Balance at
	beginning of			Balance at
	year	Deduction	Increase	end of year
	(€ in millions)
2004
Valuation allowance	161	(28)	22	155
2005
Valuation allowance	155	(34)	16	137
2006
Valuation allowance	137	(128)	6	15
v) New accounting standards
     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The transition adjustment, which is measured as the difference between the carrying amount and the fair value of those financial instruments at the date this statement is initially applied, should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year in which this statement is initially applied. Metso is currently evaluating the effect the application of SFAS No. 157 will have on its consolidated financial statements.

METSO
Notes to Consolidated Financial Statements — (Continued)
     In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statement No. 133 and 140 (“SFAS 155”), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The adoption of the pronouncement is not expected to have a material effect to Metso’s consolidated financial statements.
     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” An Interpretation of SFAS No. 109,” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 requires that realization of an uncertain income tax position must be “more likely than not” (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, this interpretation prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. Additionally, FIN 48 provides guidance on derecognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Metso is currently evaluating the effect the application of FIN 48 will have on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS No. 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.
w) Subsequent event
                    On March 13, 2007, Metso Minerals (Australia) Ltd and Metso Minerals Inc received a letter on behalf of Goldamere Pty Limited ("Goldamere") claiming AUD$ 43 million (approximately EUR 25 million) in damages plus interests and costs from Metso Minerals regarding a fire that had taken place on one of Goldamere's autogenous mills in Tasmania, Australia, on June 21, 2006. The letter alleges that, at the time of the fire, repair work was being conducted at the autogenous mills by or pursuant to the recommendations, direction and supervision of Metso Minerals or Metso Minerals Inc or their affiliates. Goldamere alleges that the fire was caused by a procedure recommended by Metso Minerals in connection with the repair work. We are currently in the process of assessing the claim presented on behalf of Goldamere and are currently not in a position to take a view on its merits.